   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1998
                                                       REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-4

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                ---------------

                                PRIMESTAR, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     4841                     84-1441684
    (STATE OR OTHER           (PRIMARY STANDARD            (I.R.S. EMPLOYER
    JURISDICTION OF               INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR         CLASSIFICATION CODE
     ORGANIZATION)                 NUMBER)

                         8085 SOUTH CHESTER, SUITE 300
                           ENGLEWOOD, COLORADO 80112
                                (303) 712-4600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                              KENNETH G. CARROLL
                                PRIMESTAR, INC.
                         8085 SOUTH CHESTER, SUITE 300
                           ENGLEWOOD, COLORADO 80112
                                (303) 712-4600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                   COPY TO:
                              MARC A. LEAF, ESQ.
                             BAKER & BOTTS, L.L.P.
                             599 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10022-6030
                                (212) 705-5000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the TSAT Merger Agreement (as defined herein) are satisfied or waived.

  If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                         PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES       AMOUNT TO BE   OFFERING PRICE      AGGREGATE      REGISTRATION
            TO BE REGISTERED              REGISTERED (1)  PER SHARE (2)   OFFERING PRICE (2)   FEE (3)
---------------------------------------------------------------------------------------------------------
PRIMESTAR, Inc. Class A Common Stock,
 par value $.01 per share...............    66,388,000       $5.9375         $394,178,750    $116,282.73
---------------------------------------------------------------------------------------------------------
PRIMESTAR, Inc. Class B Common Stock,
 par value $.01 per share...............    8,466,000         $5.25          $44,446,500      $13,111.72

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(1) TCI Satellite Entertainment, Inc. ("TSAT") and the Registrant have entered into the TSAT Merger Agreement, pursuant to which, subject to regulatory approval and other conditions, TSAT will be merged with and into the Registrant (the "TSAT Merger") and, in connection therewith, all outstanding shares of TSAT's common stock will be converted into the right to receive the Registrant's common stock. The TSAT Merger Agreement was entered into pursuant to the Restructuring Agreement (as defined herein), which provides for a two-part transaction, comprising (i) the contribution of substantially all TSAT's assets and liabilities to the Registrant, and the concurrent contribution to the Registrant by certain other parties to the Restructuring Agreement of their respective interests in the PRIMESTAR(R) digital satellite business (the "Restructuring Transaction"), and (ii) the TSAT Merger. The TSAT Merger is subject to regulatory approval and other conditions, and accordingly, may not be consummated even if the Restructuring Transaction is consummated. This Registration Statement covers the estimated maximum number of shares of PRIMESTAR, Inc. Class A Common Stock, par value $.01 per share ("PRIMESTAR Class A Common Stock"), and PRIMESTAR, Inc. Class B Common Stock, par value $.01 per share, issuable by the Registrant to TSAT stockholders in connection with the TSAT Merger plus the maximum number of shares of PRIMESTAR Class A Common Stock which are reserved for issuance pursuant to the exercise of certain outstanding options and other rights to acquire shares of TSAT's common stock, which will be assumed by the Registrant upon consummation of the TSAT Merger.
(2) Determined pursuant to Rule 457(f) under the Securities Act of 1933, as amended (the "Securities Act"), based upon the market value of the shares of TSAT common stock to be exchanged in the TSAT Merger, and computed in accordance with Rule 457(c) on the basis of the average of the high and low prices per share of such stock as reported by The Nasdaq National Market on February 5, 1998.
(3) A fee of $105,572.67 was previously paid by TSAT pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, in connection with the filing of the preliminary Proxy Statement/Prospectus on October 17, 1997. Pursuant to Rule 457(b) under the Securities Act, such fee is being credited against the registration fee, and accordingly, an additional fee of $23,821.78 is being paid upon filing of this Registration Statement.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                                PRIMESTAR, INC.

 CROSS-REFERENCE SHEET BETWEEN ITEMS IN FORM S-4 AND PROXY STATEMENT/PROSPECTUS
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

   ITEM          FORM S-4 CAPTION          HEADING IN PROXY STATEMENT/PROSPECTUS
   ----          ----------------          -------------------------------------
          A. INFORMATION ABOUT THE
             TRANSACTION
 Item 1.  Forepart of Registration
           Statement and Outside Front      Facing Page; Cross-Reference
           Cover Page of Prospectus.....    Sheet; Outside Front Cover Page
 Item 2.  Inside Front and Outside Back
           Cover Pages of Prospectus....    Inside Front and Outside Back
                                            Cover Pages; Available
                                            Information; Table of Contents
 Item 3.  Risk Factors, Ratio of
           Earnings to Fixed Charges and    Summary; Risk Factors; Selected
           Other Information............    Financial Data
 Item 4.  Terms of the Transaction......    Summary; Risk Factors; The Roll-
                                            up Plan; The Restructuring
                                            Agreement; Related Agreements;
                                            The TSAT Merger Agreement;
                                            Description of New PRIMESTAR
                                            Capital Stock; Comparison of
                                            Stockholders' Rights
 Item 5.  Pro Forma Financial               Summary; Pro Forma Financial
           Information..................    Statements
 Item 6.  Material Contacts with the        Summary; Risk Factors; Business
           Company Being Acquired.......    of TSAT--Certain Arrangements
                                            Between TSAT and TCI; Business of
                                            the Partnership--Related Party
                                            Transactions; Related Agreements
 Item 7.  Additional Information
           Required for Reoffering by
           Persons and Parties Deemed to
           be Underwriters..............    *
 Item 8.  Interests of Named Experts and
           Counsel......................    Legal Matters; Experts
 Item 9.  Disclosure of Commission
           Position on Indemnification
           of Securities Act
           Liabilities..................    *
          B. INFORMATION ABOUT THE
             REGISTRANT
 Item 10. Information with Respect to S-
           3 Registrants................    *
 Item 11. Incorporation of Certain
           Information by Reference.....    *
 Item 12. Information with Respect to S-
           2 or S-3 Registrants.........    *
 Item 13. Incorporation of Certain
           Information by Reference.....    *
 Item 14. Information with Respect to
           Registrants Other than S-3 or    Outside Front Cover Page;
           S-2 Registrants..............    Summary; Risk Factors; The
                                            Digital Satellite Television
                                            Industry; Business of New
                                            PRIMESTAR; Index to Financial
                                            Information

   ITEM          FORM S-4 CAPTION        HEADING IN PROXY STATEMENT/PROSPECTUS
   ----          ----------------        -------------------------------------
          C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED
 Item 15. Information with Respect to
           S-3 Companies...............   *
 Item 16. Information with Respect to
           S-2 or S-3 Companies........   *
 Item 17. Information with Respect to
           Companies Other than S-3 or    Available Information; Summary;
           S-2 Companies. .............   Risk Factors; Selected Financial
                                          Data; The Digital Satellite
                                          Television Industry; Business of
                                          TSAT; Business of the
                                          Partnership; Business of Other
                                          PRIMESTAR(R) Distributors;
                                          Management's Discussion and
                                          Analysis of Financial Condition
                                          and Results of Operations; Index
                                          to Financial Information
          D. VOTING AND MANAGEMENT INFORMATION
 Item 18. Information if Proxies,
           Consents or Authorizations     Available Information; Summary;
           are to be Solicited.........   The Special Meeting; Business of
                                          TSAT --Certain Arrangements
                                          Between TSAT and TCI; The Roll-up
                                          Plan; Security Ownership of TSAT;
                                          Security Ownership of New
                                          PRIMESTAR; Management of New
                                          PRIMESTAR
 Item 19. Information if Proxies,
           Consents or Authorizations
           are not to be Solicited or
           in an Exchange Offer........   *

--------
* Omitted because inapplicable or answer is in the negative.

                                    [LOGO]
                       TCI SATELLITE ENTERTAINMENT, INC.

                         8085 SOUTH CHESTER, SUITE 300
                           ENGLEWOOD, COLORADO 80112
                                (303) 712-4600

                                                               February 9, 1998

Dear Stockholder:

  You are cordially invited to attend a special meeting of stockholders (the "Meeting") of TCI Satellite Entertainment, Inc. ("TSAT"), which will be held at the offices of Tele-Communications, Inc., 5619 DTC Parkway, Englewood, Colorado, on Friday, March 6, 1998, commencing at 10:00 a.m., local time. A notice of the Meeting, a proxy card and a Proxy Statement/Prospectus containing information about the matters to be acted upon at the Meeting are enclosed.

  At the Meeting, you will be asked to consider and vote upon a proposal to approve and adopt (i) a Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), (ii) an Asset Transfer Agreement dated as of February 6, 1998 (the "TSAT Asset Transfer Agreement"), (iii) an Agreement and Plan of Merger dated as of February 6, 1998 (the "TSAT Merger Agreement"), (iv) each of the other agreements contemplated by the Restructuring Agreement to which TSAT is a party and (v) the transactions contemplated by the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and such other agreements (collectively, the "Roll-up Plan").

  The Roll-up Plan is a two-part transaction, comprising (i) the contribution of substantially all TSAT's assets and liabilities to a newly formed corporation (referred to herein as "New PRIMESTAR"), and the concurrent contribution to New PRIMESTAR by TSAT's existing partners of their respective interests in the PRIMESTAR(R) digital satellite business (collectively, the "Restructuring Transaction"), and (ii) subject to regulatory approval and other conditions, the subsequent merger of TSAT with and into New PRIMESTAR, in a transaction in which TSAT's outstanding common shares will be converted into common shares of New PRIMESTAR (the "TSAT Merger").

  As a result of the Restructuring Transaction, New PRIMESTAR will own the entire PRIMESTAR(R) digital satellite business and TSAT and its former partners in that business (or their respective affiliates) will, in the aggregate, own all the outstanding capital stock of New PRIMESTAR. Following the Restructuring Transaction and prior to the TSAT Merger, TSAT stockholders will continue to own TSAT common stock, which will continue to trade on The Nasdaq National Market under the symbols "TSATA" and "TSATB." During this period, TSAT will be a holding company, and TSAT's principal asset will be its 36% ownership interest in New PRIMESTAR, including the right to initially designate three out of eleven members of New PRIMESTAR's board of directors. In addition, TSAT will own all the capital stock of Tempo Satellite, Inc. ("Tempo"), an existing TSAT subsidiary that holds certain authorizations granted by the Federal Communications Commission ("FCC") and other assets and liabilities relating to a proposed direct broadcast satellite system being constructed by Tempo. In connection with the Roll-up Plan, TSAT will enter into an agreement with New PRIMESTAR granting it an exclusive, transferable option to acquire Tempo's stock or assets, subject to FCC approval.

  Assuming that necessary regulatory approvals are received and that the other conditions provided for in the TSAT Merger Agreement are satisfied or waived, the TSAT Merger will be consummated. In that event, TSAT will cease to exist, and TSAT stockholders will receive, in a transaction designed to be tax-free to such stockholders, (i) one share of New PRIMESTAR Class A Common Stock for each share of TSAT Series A Common Stock outstanding immediately prior to the closing of the TSAT Merger, and (ii) one share of New PRIMESTAR Class B Common Stock for each share of TSAT Series B Common Stock so outstanding. Such shares of New PRIMESTAR Common Stock will be freely tradeable by TSAT's former stockholders (other than affiliates) and are expected to trade on The Nasdaq National Market under the symbols "PSTRA" and "PSTRB." There can be no assurance as to whether the market value of the shares of New PRIMESTAR common stock to be received by TSAT stockholders in exchange for their shares of TSAT common stock will be less than, equal to or greater than the market value of shares of TSAT common stock prior to the consummation of the TSAT Merger. Subject to adjustment based on closing subscriber counts and other factors, immediately following the TSAT Merger, TSAT's former stockholders will own, in the aggregate, common stock of New PRIMESTAR representing approximately 34% of the common equity, and 36% of the voting power, of New PRIMESTAR then outstanding.

  The Board of Directors of TSAT (the "TSAT Board") has carefully reviewed and considered the terms and conditions of the Roll-up Plan, including the transactions contemplated by the Restructuring Agreement, the TSAT Asset Transfer Agreement and the TSAT Merger Agreement. THE TSAT BOARD HAS DETERMINED THAT THE TERMS OF THE ROLL-UP PLAN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF TSAT, HAS UNANIMOUSLY APPROVED THE RESTRUCTURING AGREEMENT, THE TSAT ASSET TRANSFER AGREEMENT AND THE TSAT MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE ROLL-UP PLAN, INCLUDING THE RESTRUCTURING AGREEMENT, THE TSAT ASSET TRANSFER AGREEMENT AND THE TSAT MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. In addition, the TSAT Board retained Merrill Lynch & Co., which delivered an oral opinion (which it subsequently confirmed in writing) on February 6, 1998 (the "Merrill Lynch Opinion") to the TSAT Board to the effect that, as of the date thereof, and based upon the assumptions made, matters considered and limits of the review, as set forth in such opinion, the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan is fair, from a financial point of view, to TSAT and its stockholders (other than any stockholders that are affiliates of TSAT). A copy of the Merrill Lynch Opinion, which sets forth the assumptions made, matters considered and the scope of review undertaken in connection therewith, is included as Appendix I to the accompanying Proxy Statement/Prospectus and should be read in its entirety. For a discussion of the TSAT Board's consideration and evaluation of the Roll-up Plan, as well as a discussion of the interests of certain directors and executive officers of TSAT in the Roll-up Plan, see "THE ROLL-UP PLAN--Reasons for the Roll-up Plan; Recommendation of the TSAT Board" and "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan" in the accompanying Proxy Statement/Prospectus.

  The accompanying Proxy Statement/Prospectus contains detailed information concerning the terms of the proposed Roll-up Plan, the proposed management of New PRIMESTAR and certain additional information. Please give all of this information your careful attention. Copies of the Restructuring Agreement and the TSAT Asset Transfer Agreement, which together set forth the principal terms and conditions of the Restructuring Transaction, and a copy of the TSAT Merger Agreement, which sets forth the principal terms and conditions of the TSAT Merger, are included as Appendices A-1, A-2 and B, respectively, to the accompanying Proxy Statement/Prospectus and should be read in their entirety.

  Consummation of the Restructuring Transaction and the TSAT Merger are subject to certain conditions, including approval and adoption of the Roll-up Plan by the holders of 66 2/3% of the combined voting power of the shares of TSAT Series A Common Stock and TSAT Series B Common Stock, voting together as a single class, and, in the case of the TSAT Merger, regulatory approval and other conditions set forth in the TSAT Merger Agreement. Accordingly, the TSAT Merger may not be consummated even if the Roll-up Plan is approved and the Restructuring Transaction is consummated. For a discussion of the risks associated with the failure to consummate the TSAT Merger, see "RISK FACTORS--Risks of Failure to Consummate the TSAT Merger" in the accompanying Proxy Statement/Prospectus.

  A vote in favor of the Roll-up Plan will constitute approval of the Restructuring Transaction and the TSAT Merger, and will also constitute a vote in favor of the adoption of the Restated Certificate of Incorporation of New PRIMESTAR (the "New PRIMESTAR Charter") and the bylaws of New PRIMESTAR (the "New PRIMESTAR Bylaws") and the election as directors of the members of the Board of Directors of New PRIMESTAR, as in effect at the time of the closing of the TSAT Merger. Stockholders are urged to review Appendices E and F to the accompanying Proxy Statement/Prospectus, which contain the complete text of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, respectively. Stockholders are also urged to review "MANAGEMENT OF NEW PRIMESTAR" in the accompanying Proxy Statement/Prospectus, which describes the qualifications of the initial members of the Board of Directors of New PRIMESTAR, and "COMPARISON OF STOCKHOLDERS' RIGHTS," which describes the material differences between the rights of TSAT stockholders and the rights of New PRIMESTAR stockholders, following the closing of the TSAT Merger.

  Pursuant to Voting Agreements among certain parties to the Restructuring Agreement and certain stockholders of TSAT (the "TSAT Voting Agreements"), such stockholders have agreed to vote (or cause to be voted) all shares of TSAT Common Stock which they respectively have the power to vote or direct the vote of (representing approximately 47.6% of the combined voting power of the outstanding shares of TSAT Common Stock as of January 6, 1998) in favor of the approval of the Roll-up Plan. A copy of each of the TSAT Voting Agreements is included in Appendix H to the accompanying Proxy Statement/Prospectus.

  At the Meeting, you will also be asked to consider and vote upon a proposal to approve and adopt the TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Stock Option Plan (the "TSAT Nonemployee Director Plan"), which provides for the issuance of options to purchase up to 500,000 shares of TSAT Series A Common Stock, and to approve all grants thereunder. The TSAT Board believes that the TSAT Nonemployee Director Plan is in the best interests of TSAT and its stockholders because it will, among other things, assist TSAT in retaining its independent directors prior to the consummation of the TSAT Merger. Approval of the TSAT Nonemployee Director Plan requires the affirmative vote of a majority of the combined voting power of the outstanding shares of TSAT Series A Common Stock and TSAT Series B Common Stock present and entitled to vote thereon at the Meeting, voting together as a single class. Approval of the TSAT Nonemployee Director Plan is not a condition to consummation of the Roll-up Plan or any part thereof. A copy of the TSAT Nonemployee Director Plan is included as Appendix J to the accompanying Proxy Statement/Prospectus.

  Whether or not you are personally able to attend the Meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the Meeting and vote personally. Any signed proxies received by TSAT that are not specifically marked with a direction of how to vote in connection with a proposal will be counted as affirmative votes in favor of adoption of such proposal.

                                          Sincerely yours,

                                          /s/ Gary S. Howard

                                          Gary S. Howard
                                          Chief Executive Officer

             PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES FOR YOUR
                           COMMON STOCK AT THIS TIME

                       TCI SATELLITE ENTERTAINMENT, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 6, 1998

  NOTICE IS HEREBY GIVEN that a special meeting of stockholders (together with any adjournment or postponement thereof, the "Meeting") of TCI Satellite Entertainment, Inc., a Delaware corporation ("TSAT"), will be held on March 6, 1998, at 10:00 a.m., local time, at the offices of Tele-Communications, Inc., 5619 DTC Parkway, Englewood, Colorado, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt (i) the Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Restructuring Agreement"), among TSAT, PRIMESTAR, Inc. ("New PRIMESTAR"), Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne") and GE American Communications, Inc. ("GE Americom"), (ii) the Asset Transfer Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement"), between TSAT and New PRIMESTAR, (iii) the Agreement and Plan of Merger dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Merger Agreement"), between TSAT and New PRIMESTAR, (iv) each of the other agreements contemplated by the Restructuring Agreement to which TSAT is a party and (v) the transactions contemplated by the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and such other agreements (collectively, the "Roll-up Plan"). The Roll-up Plan comprises the Restructuring Transaction (as defined below) and the TSAT Merger (as defined below), with the TSAT Merger expected to occur after the Restructuring Transaction, subject to regulatory approval and other conditions set forth in the TSAT Merger Agreement.

  Pursuant to the Restructuring Agreement, the businesses of TSAT and PRIMESTAR Partners L.P. (the "Partnership"), and the PRIMESTAR(R) distribution businesses of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne, will be consolidated into New PRIMESTAR (the "Restructuring Transaction"). New PRIMESTAR is a newly formed wholly-owned subsidiary of TSAT. The Restructuring Agreement provides for, among other things, the contribution to New PRIMESTAR (by asset transfer or merger) of the respective partnership interests in the Partnership of TSAT, TWE, Newhouse, Cox, Comcast, MediaOne and GE Americom and the respective PRIMESTAR(R) subscribers and certain other related assets of TSAT, TWE, Newhouse, Cox, Comcast and MediaOne, in exchange for (i) in the case of Cox and MediaOne, an amount of cash and, in the case of TSAT, TWE, Newhouse, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR,
  (ii) shares of Class A Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock"), (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class B Common Stock"), and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class C Common Stock"), in each case in an amount determined pursuant to the Restructuring Agreement.


  As a result of the Restructuring Transaction, TSAT will become a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo Satellite, Inc. ("Tempo"), a current TSAT subsidiary that holds certain authorizations granted by the Federal Communications Commission and other assets and liabilities relating to a proposed direct broadcast satellite system being constructed by Tempo, (ii) its ownership interest in New PRIMESTAR, and (iii) its rights and obligations under the agreements with New PRIMESTAR described in the accompanying Proxy Statement/Prospectus. As indicated above, approval of the Roll-up Plan also constitutes approval of the execution and delivery by TSAT of certain related agreements to which TSAT is a party, as contemplated by the Restructuring Agreement, and the performance by TSAT of its obligations thereunder. See "RELATED AGREEMENTS" in the accompanying Proxy Statement/Prospectus. TSAT will own approximately 36% of the outstanding shares of common equity of New PRIMESTAR at the closing of the Restructuring Transaction, representing approximately 37% of the combined voting power of such common equity, and TWE and Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom will own approximately 31%, 10%, 9%, 9% and 5%, respectively, of New PRIMESTAR's outstanding common equity at closing, representing approximately 32%, 10%, 10%, 9% and 2%, respectively, of such voting power, subject in each case to adjustments based on closing subscriber counts and other factors. Through its ownership of shares of New PRIMESTAR Class B Common Stock, TSAT will be entitled to elect three out of the eleven members of the board of directors of New PRIMESTAR at the closing of the Restructuring Transaction.

  The outstanding shares of Series A Common Stock, $1.00 par value per share, of TSAT ("TSAT Series A Common Stock"), and Series B Common Stock, $1.00 par value per share, of TSAT ("TSAT Series B Common Stock" and, together with the TSAT Series A Common Stock, "TSAT Common Stock") will remain outstanding and will not be directly affected by the Restructuring Transaction. The terms of the Restructuring Transaction and the common stock of New PRIMESTAR are described in detail in the accompanying Proxy Statement/Prospectus, and the full text of the Restructuring Agreement and the TSAT Asset Transfer Agreement are included as Appendices A-1 and A-2, respectively, to the Proxy Statement/Prospectus.

  Pursuant to the TSAT Merger Agreement, TSAT will be subsequently merged with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation (the "TSAT Merger") and, in connection therewith (i) each outstanding share of TSAT Series A Common Stock will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and (ii) each outstanding share of TSAT Series B Common Stock will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock. As a result of the TSAT Merger, TSAT stockholders on the closing date of the TSAT Merger will become stockholders of New PRIMESTAR. The terms of the TSAT Merger are described in detail in the accompanying Proxy Statement/Prospectus, and the full text of the TSAT Merger Agreement is included as Appendix B to the Proxy Statement/Prospectus.

  If the Roll-up Plan is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. Consummation of the TSAT Merger is subject to regulatory approval and certain other conditions to closing set forth in the TSAT Merger Agreement. Accordingly, there can be no assurances that the TSAT Merger will be consummated, even if the Roll-up Plan is approved and the Restructuring Transaction is consummated. Holders of TSAT Common Stock who do not vote in favor of the Roll-up Plan will not be entitled to any dissenters' appraisal rights under Delaware law.

    2. To consider and vote upon a proposal to approve and adopt the TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Stock Option Plan, which provides for the grant of options to purchase up to 500,000 shares of TSAT Series A Common Stock, and to approve all grants thereunder.

    3. To transact such other business as may properly come before the Meeting.

  The Board of Directors of TSAT (the "TSAT Board") has fixed the close of business on January 6, 1998 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Only stockholders of record of TSAT Common Stock as of the close of business on such date are entitled to notice of, and to vote at, the Meeting. A list of TSAT stockholders entitled to vote at the Meeting will be available for examination by any TSAT stockholder at the Meeting and, for a period of ten business days prior to the date of the Meeting, during ordinary business hours, at the corporate offices at 8085 South Chester, Suite 300, Englewood, Colorado 80112.

  The TSAT Board has carefully reviewed and considered the terms and conditions of the Roll-up Plan, including the transactions contemplated by the Restructuring Agreement, the TSAT Asset Transfer Agreement and the TSAT Merger Agreement. THE TSAT BOARD HAS DETERMINED THAT THE TERMS OF THE ROLL-UP PLAN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF TSAT, HAS UNANIMOUSLY APPROVED THE RESTRUCTURING AGREEMENT, THE TSAT

ASSET TRANSFER AGREEMENT AND THE TSAT MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE ROLL-UP PLAN, INCLUDING THE RESTRUCTURING AGREEMENT, THE TSAT ASSET TRANSFER AGREEMENT AND THE TSAT MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

  Consummation of the Restructuring Transaction and the TSAT Merger are subject to certain conditions, including approval and adoption of the Roll-up Plan by the holders of 66 2/3% of the combined voting power of the shares of TSAT Series A Common Stock and TSAT Series B Common Stock, voting together as a single class, and, in the case of the TSAT Merger, regulatory approval.

  JOHN C. MALONE, TELE-COMMUNICATIONS, INC. AND THE ESTATE OF BOB MAGNESS HAVE AGREED TO VOTE OR CAUSE TO BE VOTED ALL SHARES OF TSAT COMMON STOCK WHICH THEY RESPECTIVELY HAVE THE POWER TO VOTE OR DIRECT THE VOTE OF (REPRESENTING, IN THE AGGREGATE, APPROXIMATELY 47.6% OF THE COMBINED VOTING POWER OF THE OUTSTANDING SHARES OF TSAT COMMON STOCK AS OF JANUARY 6, 1998) IN FAVOR OF APPROVAL AND ADOPTION OF THE ROLL-UP PLAN.

  To assure that your interests will be represented at the Meeting, regardless of whether you plan to attend in person, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the Meeting and vote personally.

                                          By Order of the Board of Directors

                                          /s/ Stephen M. Brett

                                          Stephen M. Brett
                                          Secretary
Englewood, Colorado
February 9, 1998

  PLEASE EXECUTE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. THE PROCEDURE FOR THE EXCHANGE OF YOUR SHARES AFTER THE TSAT MERGER IS CONSUMMATED IS SET FORTH IN THE ATTACHED PROXY STATEMENT/ PROSPECTUS.

                          PROXY STATEMENT/PROSPECTUS

                       TCI SATELLITE ENTERTAINMENT, INC.

                                PROXY STATEMENT
                      FOR SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 6, 1998

                               ----------------

                                PRIMESTAR, INC.

                                  PROSPECTUS

  This Proxy Statement/Prospectus is being furnished to holders of common stock of TCI Satellite Entertainment, Inc., a Delaware corporation ("TSAT"), in connection with the solicitation of proxies by the Board of Directors of TSAT (the "TSAT Board") for use at a special meeting of stockholders of TSAT, or any adjournment or postponement thereof (together, the "Meeting"), called to consider and vote upon, among other things, a proposal to approve and adopt
(i) a Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Restructuring Agreement"), among TSAT, PRIMESTAR, Inc. ("New PRIMESTAR"), Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne" and together with TWE, Newhouse, Comcast and Cox, the "Class C Stockholders") and GE American Communications, Inc. ("GE Americom") (ii) an Asset Transfer Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement"), between TSAT and New PRIMESTAR, (iii) an Agreement and Plan of Merger dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Merger Agreement"), between TSAT and New PRIMESTAR and (iv) the transactions contemplated by such agreements (collectively, the "Roll-up Plan"). The Roll-up Plan comprises the Restructuring Transaction (as defined below) and the TSAT Merger (as defined below), with the TSAT Merger expected to occur after the Restructuring Transaction, subject to regulatory approval and other conditions set forth in the TSAT Merger Agreement. Under the Restructuring Agreement, the businesses of each of TSAT and PRIMESTAR Partners L.P. ("the Partnership"), and the PRIMESTAR(R) distribution businesses of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR (the "Restructuring Transaction"). New PRIMESTAR is currently a newly formed wholly-owned subsidiary of TSAT. The TSAT Merger Agreement provides for the merger, subject to regulatory approval and certain other conditions, of TSAT with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation (the "TSAT Merger").

  SEE "RISK FACTORS" BEGINNING ON PAGE 29 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CAREFULLY CONSIDERED BY STOCKHOLDERS OF TSAT WITH RESPECT TO THE ROLL-UP PLAN.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to the stockholders of TSAT on or about February 12, 1998.

THE  SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS  HAVE
 NOT  BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND  EXCHANGE COMMISSION
  OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE SECURITIES AND  EXCHANGE
   COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED UPON  THE ACCURACY
    OR   ADEQUACY   OF   THE   INFORMATION   CONTAINED   IN   THIS   PROXY
     STATEMENT/PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
      CRIMINAL OFFENSE.

       The date of this Proxy Statement/Prospectus is February 9, 1998.

  The Restructuring Transaction. The Restructuring Agreement provides for, among other things, the following transactions to occur on the closing date of the Restructuring Transaction:

    (x) the contribution and transfer by TSAT to New PRIMESTAR pursuant to the TSAT Asset Transfer Agreement (the "TSAT Asset Transfer") of all the assets and liabilities of TSAT except (i) the capital stock of Tempo Satellite, Inc. ("Tempo"), a wholly-owned subsidiary of TSAT that holds certain authorizations granted by the Federal Communications Commission (the "FCC") and other assets and liabilities relating to a proposed direct broadcast satellite ("DBS") system being constructed by Tempo, (ii) the consideration to be received by TSAT in the Restructuring Transaction and
  (iii) the rights and obligations of TSAT under agreements with New PRIMESTAR described herein. See "RELATED AGREEMENTS." Such assets and liabilities to be transferred by TSAT to New PRIMESTAR are sometimes referred to herein as the "TSAT Business." Concurrently with the consummation of the TSAT Asset Transfer, New PRIMESTAR will adopt the Restated Certificate of Incorporation (the "New PRIMESTAR Charter") and bylaws ("New PRIMESTAR Bylaws") in the forms attached hereto as Appendices E and F, respectively;

    (y) the merger (each a "Merger" and, collectively, the "Mergers") of each of (I) Comcast DBS, Inc. ("Comcast DBS"), a subsidiary of Comcast whose sole asset is Comcast's 10.43% interest in the Partnership, (II) Comcast Satellite Communications, Inc. ("Comcast SCI" and, together with Comcast DBS, "Comcast Satellite"), a subsidiary of Comcast that holds Comcast's PRIMESTAR(R) distribution business, (III) Cox Satellite, Inc. ("Cox SI"), a subsidiary of Cox that holds Cox's 10.43% interest in the Partnership and Cox's PRIMESTAR(R) distribution business, and (IV) GE Americom Services, Inc. ("GEAS"), a subsidiary of GE Americom that holds GE Americom's 16.56% interest in the Partnership, with and into New PRIMESTAR, in each case in accordance with the terms of a merger agreement with New PRIMESTAR, dated as of February 6, 1998 (each, a "Merger Agreement" and, collectively, the "Merger Agreements"); and

    (z) the contribution and transfer to New PRIMESTAR by each of TWE, Newhouse, and MediaOne (or, in the case of MediaOne, certain subsidiaries of MediaOne) of its respective partnership interest in the Partnership (collectively, and together with the partnership interests of the other partners to the Partnership, the "Partnership Interests"), and its PRIMESTAR(R) subscribers and certain other related assets (collectively, and together with all such assets to be acquired by New PRIMESTAR in the Restructuring Transaction, the "PRIMESTAR Assets") and related liabilities (collectively the "PRIMESTAR Liabilities"), in each case in accordance with the terms of an asset transfer agreement with New PRIMESTAR, dated as of February 6, 1998. The TSAT Asset Transfer and the contribution and transfer of assets by each of TWE, Newhouse and MediaOne are each sometimes referred to herein as an "Asset Transfer" and collectively as the "Asset Transfers," and the TSAT Asset Transfer Agreement and the asset transfer agreements between New PRIMESTAR and each of TWE, Newhouse and MediaOne (and certain of its subsidiaries) are each sometimes referred to herein as an "Asset Transfer Agreement" and collectively as the "Asset Transfer Agreements." In addition, references herein to "MediaOne" include the subsidiaries of MediaOne that are parties to MediaOne's Asset Transfer Agreement with New PRIMESTAR, unless the context otherwise requires.

  In connection with the Mergers and the Asset Transfers, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom will, directly or indirectly, receive from New PRIMESTAR (i) in the case of Cox and MediaOne, an amount of cash, and in the case of TSAT, Newhouse, TWE, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR, (ii) shares of Class A Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock"), (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class B Common Stock"), and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class C Common Stock"), in each case in an amount determined pursuant to the Restructuring Agreement. See "THE RESTRUCTURING AGREEMENT-- Consideration to be Received in the Restructuring Transaction."

  Under the terms of the Restructuring Agreement, TSAT will own approximately 36% of the outstanding shares of common equity of New PRIMESTAR at the closing of the Restructuring Transaction, and TWE and

Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom will own approximately 31%, 10%, 9%, 9% and 5%, respectively, of the outstanding shares of common equity of New PRIMESTAR at closing, subject in each case to adjustments based on closing subscriber counts and other factors. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction."

  The TSAT Merger. In connection with the TSAT Merger (i) each outstanding share of Series A Common Stock, $1.00 par value per share, of TSAT ("TSAT Series A Common Stock") will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and (ii) each outstanding share of Series B Common Stock, $1.00 par value per share, of TSAT ("TSAT Series B Common Stock" and together with the TSAT Series A Common Stock, "TSAT Common Stock") will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock. Each share of New PRIMESTAR's common stock then held by TSAT will be canceled.

  If the Roll-up Plan is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. Consummation of the TSAT Merger is subject to regulatory approval and other conditions to closing set forth in the TSAT Merger Agreement. Accordingly, there can be no assurances that the TSAT Merger will be consummated, even if the Roll-up Plan is approved and the Restructuring Transaction is consummated. See "RISK FACTORS--Risks of Failure to Consummate the TSAT Merger" and "THE TSAT MERGER AGREEMENT--Conditions to the TSAT Merger."

  New PRIMESTAR has filed a registration statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock that are proposed to be issued upon consummation of the TSAT Merger to holders of outstanding shares of TSAT Common Stock. This Proxy Statement/Prospectus also constitutes the Prospectus of New PRIMESTAR filed as part of the Registration Statement. It is expected that, if the TSAT Merger is consummated, shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock will be authorized for listing, subject to official notice of issuance, on the National Market tier of The Nasdaq Stock Market ("NASDAQ/NM"). All information contained in this Proxy Statement/Prospectus relating to the Partnership or New PRIMESTAR has been supplied by the Partnership, all information relating to TSAT has been supplied by TSAT and all information relating to each of the other partners of the Partnership and each of the other distributors of PRIMESTAR(R) has been supplied by each such partner and each such distributor, respectively.

  The New PRIMESTAR Board. The New PRIMESTAR Charter provides that the board of directors of New PRIMESTAR (the "New PRIMESTAR Board") will initially consist of eleven members, of which three (the "Class B Directors") will be elected by holders of the New PRIMESTAR Class B Common Stock and six (the "Class C Directors") will be elected by holders of the New PRIMESTAR Class C Common Stock, in each case voting as a separate class. Pursuant to a stockholders agreement, initially, of the six Class C Directors, three will be nominated by TWE (and TWE has agreed with Newhouse that of such three, one will be nominated by Newhouse) and one will be nominated by each of Cox, Comcast and MediaOne. The New PRIMESTAR Charter provides that the remaining two members of the New PRIMESTAR Board (the "Common Directors") will be nominated by a supermajority vote of the Class B Directors and Class C Directors, and elected by the holders of the New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock (collectively, the "New PRIMESTAR Voting Common Stock"), voting together as a single class. The number of Class B Directors will decrease as the number of shares of New PRIMESTAR Class B Common Stock outstanding decreases, and the number of Class C Directors will decrease as the number of shares of New PRIMESTAR Class C Common Stock outstanding decreases, in each case in accordance with a schedule set forth in the New PRIMESTAR Charter. The special class rights of the holders of New PRIMESTAR Class B Common Stock and the holders of New PRIMESTAR Class C Common Stock, each voting as a separate class, to elect the Class B Directors and Class C Directors, respectively, will automatically terminate at the earlier to occur of (i) the tenth anniversary of the date on which the New PRIMESTAR Charter is filed with the Delaware Secretary of State (the "Effective Date") and (ii) the date on which the New

PRIMESTAR Class C Common Stock, voting as a class, will no longer be entitled to elect a specified number of directors to the New PRIMESTAR Board as provided in the New PRIMESTAR Charter (such earlier date, the "Class C Termination Date"). At any time prior to the Class C Termination Date that the maximum number of Class B Directors or Class C Directors is decreased, the number of Common Directors will be correspondingly increased, so that the total number of directors constituting the entire New PRIMESTAR Board remains at eleven. On and after the Class C Termination Date, all the members of the New PRIMESTAR Board will be elected by the holders of New PRIMESTAR Voting Common Stock, voting together as a single class. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors" and "RELATED AGREEMENTS--Stockholders Agreement."

  At the closing of the Restructuring Transaction, 100% of the issued and outstanding shares of New PRIMESTAR Class B Common Stock, and approximately 36% of the issued and outstanding shares of New PRIMESTAR Class A Common Stock, will be owned by TSAT. Accordingly, TSAT will be entitled to elect the three initial Class B Directors. If the TSAT Merger is consummated, each outstanding share of TSAT Series B Common Stock on the closing date of the TSAT Merger will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, each outstanding share of TSAT Series A Common Stock on such date will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and the shares of New PRIMESTAR Common Stock then held by TSAT will be canceled.

  The ASkyB Transaction. In a separate proposed transaction (the "ASkyB Transaction"), pursuant to an asset acquisition agreement, dated as of June 11, 1997 (together with the exhibits and schedules thereto, and as amended from time to time, the "ASkyB Agreement") among the Partnership, The News Corporation Limited ("News Corp."), MCI Telecommunications Corporation, the principal domestic operating subsidiary of MCI Communications Corporation ("MCI"), American Sky Broadcasting LLC, a wholly-owned subsidiary of News Corp. ("ASkyB"), and for certain purposes only, each of the partners of the Partnership (collectively, the "Partners"), New PRIMESTAR will acquire from MCI, News Corp. and ASkyB, as applicable, two high power communications satellites currently under construction (the "MCI Satellites"), certain authorizations granted to MCI by the FCC to operate a DBS business at the 110 West Longitude ("W.L.") orbital location using 28 transponder channels, and certain related contracts. In consideration, ASkyB will receive non-voting convertible securities of New PRIMESTAR, comprising, subject to closing adjustments, approximately $600 million liquidation value of non-voting convertible preferred stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Convertible Preferred Stock") (convertible into approximately 52 million shares of non-voting Class D Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class D Common Stock"), subject to adjustment) and approximately $516 million principal amount of convertible subordinated notes of New PRIMESTAR ("New PRIMESTAR Convertible Subordinated Notes") (convertible into approximately 45 million shares of New PRIMESTAR Class D Common Stock). The New PRIMESTAR Convertible Subordinated Notes will be due and payable, and the New PRIMESTAR Convertible Preferred Stock will be mandatorily redeemable, on the tenth anniversary of the date of issuance. The New PRIMESTAR Convertible Preferred Stock will accrue cumulative dividends at the annual rate of 5% of the liquidation value of such shares and the New PRIMESTAR Convertible Subordinated Notes will have an interest rate of 5%. Dividends on the New PRIMESTAR Convertible Preferred Stock and interest on the New PRIMESTAR Convertible Subordinated Notes will be payable in cash or, at the option of New PRIMESTAR, in shares of the non-voting New PRIMESTAR Class D Common Stock, for a period of four years. Thereafter, all dividend and interest payments will be made solely in cash. Shares of New PRIMESTAR Class D Common Stock issued to ASkyB or any of its affiliates upon conversion of such New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes, or in payment of dividend or interest obligations thereunder, will in turn automatically convert into shares of New PRIMESTAR Class A Common Stock, on a one-to-one basis, upon transfer to any person other than ASkyB, News Corp. or any of their respective affiliates. Assuming such a transfer and conversion, and based on the number of shares of New PRIMESTAR Common Stock (as defined below) expected to be issued in the Restructuring Transaction (subject to adjustment as provided in the Restructuring Agreement), the New PRIMESTAR Class D Common Stock into which the New PRIMESTAR Convertible Subordinated Notes and the New PRIMESTAR Convertible Preferred Stock are convertible, would be converted into New PRIMESTAR Class A Common Stock representing approximately 33% of the number of shares of New PRIMESTAR Common Stock and approximately 20% of the combined voting power of the New PRIMESTAR Common Stock outstanding after giving effect to such a transfer and conversion. Consummation of the ASkyB Transaction is contingent on, among other things, receipt of all necessary government and regulatory approvals, and accordingly, no assurance can be given that the ASkyB Transaction will be consummated. In addition, it is a condition precedent to the closing of the ASkyB Transaction by New PRIMESTAR that the ASkyB Transaction be approved by the holders of New PRIMESTAR Voting Common Stock, including the former holders of TSAT Common Stock if the TSAT Merger shall have been consummated, at an annual or special meeting of New PRIMESTAR. However, no vote of the TSAT stockholders will be taken at the Meeting regarding approval of the ASkyB Transaction and no proxies are being solicited in connection therewith. The ASkyB Agreement provides that if the Restructuring Transaction has not closed by March 8, 1998, and the closing conditions set forth in the ASkyB Agreement have all been satisfied, then News Corp., MCI and ASkyB (collectively, the "ASkyB Transferors") will have the right to transfer to the Partnership the assets contemplated to be transferred to New PRIMESTAR under the ASkyB Transaction, in exchange for such consideration, having an aggregate fair market value equal to the aggregate consideration that would have been received by the ASkyB Transferors pursuant to the ASkyB Transaction had the Restructuring Transaction closed by such date, as the Partnership and the ASkyB Transferors shall mutually agree. See "THE ASKYB TRANSACTION" and "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK."

  The New PRIMESTAR Common Stock. New PRIMESTAR's common stock (the "New PRIMESTAR Common Stock"), is comprised of the New PRIMESTAR Class A Common Stock, the New PRIMESTAR Class B Common Stock, the New PRIMESTAR Class C Common Stock and the New PRIMESTAR Class D Common Stock. The New PRIMESTAR Class A Common Stock, the New PRIMESTAR Class B Common Stock, the New PRIMESTAR Class C Common Stock and the New PRIMESTAR Class D Common Stock are substantially identical, except in each case with respect to the election of directors as provided above and except in each case as follows: (i) holders of New PRIMESTAR Class B Common Stock and holders of New PRIMESTAR Class C Common Stock are entitled to ten votes per share, while holders of New PRIMESTAR Class A Common Stock are entitled to one vote per share, on all matters as to which such holders are entitled to vote, and holders of New PRIMESTAR Class D Common Stock are not entitled to any voting rights with respect to such shares, except as may be required by law; (ii) each share of New PRIMESTAR Class B Common Stock is convertible, at the option of its holder, into one share of New PRIMESTAR Class A Common Stock, each share of New PRIMESTAR Class C Common Stock is convertible, at the option of its holder, into one share of New PRIMESTAR Class B Common Stock, New PRIMESTAR Class A Common Stock is not convertible and each share of New PRIMESTAR Class D Common Stock automatically converts into one share of New PRIMESTAR Class A Common Stock upon its transfer to any person other than ASkyB, News Corp. or any of their respective affiliates, but is not otherwise convertible; and (iii) the affirmative vote of the holders of a majority of the outstanding shares of New PRIMESTAR Class B Common Stock and 83% of the outstanding shares of New PRIMESTAR Class C Common Stock, each voting as a separate class, is required to approve certain actions by New PRIMESTAR, including all charter amendments (subject to certain limited exceptions) and certain substantive bylaw amendments, mergers and consolidations, the sale of all or substantially all of the assets of New PRIMESTAR, dissolution, certain stock issuances and the voluntary bankruptcy of New PRIMESTAR. On the tenth anniversary of the first issue of New PRIMESTAR Class C Common Stock, all New PRIMESTAR Class C Common Stock will automatically be converted into New PRIMESTAR Class B Common Stock on a one-to-one basis. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock."

  The TSAT Nonemployee Director Plan. At the Meeting, the stockholders of TSAT will also be asked to consider and vote upon a proposal to approve and adopt the TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Stock Option Plan (the "TSAT Nonemployee Director Plan"), which provides for the issuance of options to purchase up to 500,000 shares of TSAT Series A Common Stock, and to approve all grants thereunder. Approval of the TSAT Nonemployee Director Plan is not a condition to consummation of the Roll-up Plan or any part thereof. See "PROPOSAL TO APPROVE THE TSAT 1997 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN."

                          FORWARD LOOKING STATEMENTS

  Certain statements in this Proxy Statement/Prospectus constitute forward-looking statements. In particular, some of the statements contained under the captions "SUMMARY," "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS OF TSAT" and "BUSINESS OF NEW PRIMESTAR" are forward-looking. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of TSAT and/or New PRIMESTAR, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: general economic and business conditions and industry trends; the continued strength of the multichannel video programming distribution industry and the satellite services industry and the growth of satellite delivered television programming; uncertainties inherent in proposed business strategies, new product launches and development plans, including uncertainties regarding TSAT's and/or New PRIMESTAR's proposed high power strategy described in this Proxy Statement/Prospectus; future financial performance, including availability, terms and deployment of capital; the ability of vendors to deliver required equipment, software and services; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations, including, without limitation, regulations of the FCC, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to New PRIMESTAR's products and services, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; possible interference by satellites in adjacent orbital positions with the satellite currently being used for the Partnership's existing medium power satellite television business; and other factors referenced in this Proxy Statement/Prospectus. See "RISK FACTORS." These forward-looking statements (and such risks, uncertainties and other factors) speak only as of the date of this Proxy Statement/Prospectus. TSAT and New PRIMESTAR expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in TSAT's or New PRIMESTAR's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

            INFORMATION PROVIDED IN THIS PROXY STATEMENT/PROSPECTUS

  All information contained in this Proxy Statement/Prospectus relating to the Partnership or New PRIMESTAR has been supplied by the Partnership, all information relating to TSAT has been supplied by TSAT and all information relating to each of the other Partners and each of the other distributors of the PRIMESTAR(R) programming service has been supplied by each such Partner and each such distributor, respectively.

                             AVAILABLE INFORMATION

  TSAT is (and, following the TSAT Merger, New PRIMESTAR will be) subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, TSAT files (and, following the TSAT Merger, New PRIMESTAR will file) reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail at prescribed rates by writing to the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The SEC maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants (including TSAT and, following the TSAT Merger, New PRIMESTAR) that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov. In addition, materials filed by TSAT (and, following the TSAT Merger, New PRIMESTAR) should be available for inspection at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, NW, Washington, D.C. 20006.

  New PRIMESTAR has filed the Registration Statement with the SEC under the Securities Act, with respect to the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock that are proposed to be issued upon consummation of the TSAT Merger to holders of outstanding shares of TSAT Common Stock. This Proxy Statement/Prospectus does not include all of the information set forth in the Registration Statement filed by New PRIMESTAR with the SEC under the Securities Act, certain portions of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement, including any amendments, schedules and exhibits filed as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus concerning the contents of any contract or other document referred to herein are not necessarily complete and, with respect to each such contract or other document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES COVERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TSAT, THE PARTNERSHIP, THE DISTRIBUTORS OF THE PRIMESTAR(R) PROGRAMMING SERVICE OR NEW PRIMESTAR SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  THIS PROXY STATEMENT/PROSPECTUS REFERS TO DOCUMENTS THAT ARE NOT PRESENTED IN FULL HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, FROM TCI SATELLITE ENTERTAINMENT, INC., 8085 SOUTH CHESTER, SUITE 300, ENGLEWOOD, COLORADO 80112, ATTENTION:
INVESTOR RELATIONS; TELEPHONE NUMBER (303) 712-4600. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE RECEIVED BY FEBRUARY 27, 1998.

                               ----------------

                               TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS..................................................  vi
INFORMATION PROVIDED IN THIS PROXY STATEMENT/PROSPECTUS.....................  vi
AVAILABLE INFORMATION.......................................................  vi
INDEX OF DEFINED TERMS...................................................... xii
SUMMARY.....................................................................   1
  The Companies.............................................................   1
  The Special Meeting.......................................................   4
  The Roll-up Plan--The Restructuring Transaction...........................   5
  The Roll-up Plan--The TSAT Merger.........................................   8
  Fairness Opinion..........................................................  10
  Regulatory Matters........................................................  10
  Board of Directors of New PRIMESTAR.......................................  11
  Management and Operations of New PRIMESTAR................................  11
  Comparison of Stockholders' Rights........................................  12
  Reasons for the Roll-up Plan; Recommendation of the TSAT Board............  12
  Absence of Appraisal Rights...............................................  13
  Certain Federal Income Tax Consequences...................................  13
  Related Agreements........................................................  13
  Financing in Connection with the Restructuring Transaction................  17
  The TSAT Nonemployee Director Plan........................................  17
  Risk Factors..............................................................  18
  Market Price Data.........................................................  18
  Dividend Policy...........................................................  19
  Certain Comparative Per Share Data........................................  20
  Summary Financial and Other Data--Historical..............................  21
  Summary Financial and Other Data--Pro Forma...............................  23
CORPORATE ORGANIZATION......................................................  26
RISK FACTORS................................................................  29
  Potential Adverse Effect on New PRIMESTAR Common Stock Share Price........  29
  Uncertainty Regarding Trading Prices of New PRIMESTAR Common Stock........  29
  Dilution of Voting Rights.................................................  29
  Lack of Operating History of New PRIMESTAR................................  30
  History of Losses of TSAT and Other Restructuring Parties.................  30
  Potential Interference with Satellite Signal..............................  31
  Risks of Satellite Failure................................................  31
  Substantial Leverage; Additional Indebtedness Likely......................  32
  Ability to Manage Growth; Subscriber Churn................................  34
  Ability to Service Debt; Restrictive Covenants; Refinancing Risks.........  34
  Risks Associated with Holding Company Structure...........................  35
  Risks of Failure to Consummate the TSAT Merger............................  36
  Competitive Nature of Industry............................................  36
  Uncertainty Regarding High Power Strategies...............................  37
  Risks of Adverse Government Regulations and Adjudications.................  37
  Uncertainties of Operations Following the Restructuring Transaction.......  41
  Control of New PRIMESTAR by Principal Stockholders........................  41
  Potential Conflicts of Interest...........................................  42
  Investment Company Act Considerations.....................................  43
  Risks Associated with the ASkyB Transaction...............................  43
  Dependence on Third Party Programmers.....................................  45
  Potential Adverse Effect of Shares Eligible for Future Sale...............  45
  Potential Antitakeover Effects............................................  47
  Dividends and Dividend Policy.............................................  48
  Risk of Signal Piracy.....................................................  48
  Risk of Technological Changes.............................................  48

CAPITALIZATION.............................................................  50
THE SPECIAL MEETING........................................................  52
  Date, Time, Place and Purpose............................................  52
  Voting Rights; Vote Required for Approval................................  52
  Proxies..................................................................  53
  Expenses.................................................................  53
THE ROLL-UP PLAN ..........................................................  55
  Background...............................................................  55
  Reasons for the Roll-up Plan; Recommendation of the TSAT Board...........  57
  TSAT Fairness Opinion....................................................  58
  Certain Federal Income Tax Consequences..................................  65
  Interests of Certain Persons in the Roll-up Plan ........................  67
  Certain Consequences of the Restructuring Transaction....................  70
  Certain Consequences of the TSAT Merger..................................  70
  Board of Directors of New PRIMESTAR......................................  71
  Management and Operations of New PRIMESTAR ..............................  71
  Regulatory Approvals.....................................................  72
  Accounting Treatment.....................................................  73
  Absence of Appraisal Rights..............................................  73
  NASDAQ/NM Listings and Delistings........................................  73
  Financing in Connection with the Restructuring Transaction...............  74
  Resale of New PRIMESTAR Common Stock Issued in the TSAT Merger;
   Affiliates..............................................................  75
THE RESTRUCTURING AGREEMENT................................................  76
  General; Effective Time..................................................  76
  Structure of the Restructuring Transaction...............................  76
  Consideration to be Received in the Restructuring Transaction............  78
  Representations and Warranties...........................................  81
  Conditions to the Restructuring Transaction..............................  83
  Covenants Relating to Business...........................................  85
  Additional Covenants.....................................................  87
  Closing Adjustments......................................................  90
  Termination, Amendment and Waiver........................................  91
RELATED AGREEMENTS.........................................................  92
  Stockholders Agreement...................................................  92
  Registration Rights Agreement............................................ 101
  Agency Agreements........................................................ 102
  TWE/Newhouse Voting Agreement............................................ 103
  Reimbursement Agreements................................................. 105
  Guarantee Agreement...................................................... 105
  Letter Agreement......................................................... 106
  TSAT Voting Agreements................................................... 106
  TSAT Tempo Agreement..................................................... 107
  TSAT Stockholders Agreement.............................................. 110
THE TSAT MERGER AGREEMENT.................................................. 111
  General; Effective Time.................................................. 111
  Consideration to be Received in the TSAT Merger.......................... 111
  Conditions to the TSAT Merger............................................ 112
  Covenants Relating to Business........................................... 113
  Additional Covenants..................................................... 115
  Termination, Amendment and Waiver........................................ 116
THE ASKYB TRANSACTION...................................................... 118
  The ASkyB Agreement...................................................... 118
  Regulatory Approvals..................................................... 127
  Registration Rights...................................................... 128
  Carriage Agreement....................................................... 129
  ASkyB Indemnification Agreement.......................................... 129

THE DIGITAL SATELLITE TELEVISION INDUSTRY................................... 131
  Industry Overview......................................................... 131
  Digital Satellite Services Business....................................... 132
  Competition............................................................... 133
BUSINESS OF THE PARTNERSHIP................................................. 140
  General................................................................... 140
  PRIMESTAR(R) Programming.................................................. 141
  PRIMESTAR(R) Satellite Signal............................................. 143
  PRIMESTAR(R) Equipment.................................................... 144
  Marketing of PRIMESTAR(R)................................................. 144
  Management of the Partnership............................................. 145
  Certain Agreements........................................................ 146
  Related Party Transactions................................................ 147
BUSINESS OF TSAT............................................................ 148
  General................................................................... 148
  PRIMESTAR By TSAT......................................................... 149
  Tempo..................................................................... 154
  Certain Arrangements Between TSAT and TCI................................. 157
  Employees................................................................. 162
  Properties................................................................ 162
  Legal Proceedings......................................................... 163
BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS................................. 164
  General................................................................... 164
  TWSSI..................................................................... 164
  Cox SI.................................................................... 164
  Comcast SCI............................................................... 165
  Continental Satellite..................................................... 165
  Employees and Properties.................................................. 165
  Legal Proceedings......................................................... 166
BUSINESS OF NEW PRIMESTAR................................................... 167
  General................................................................... 167
  Business Strategy......................................................... 167
REGULATORY MATTERS.......................................................... 170
  General................................................................... 170
  The Telecommunications Act of 1996........................................ 172
  Existing FCC Permits and Licenses......................................... 172
  Required FCC Approvals.................................................... 173
  Antitrust Decree.......................................................... 174
DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK.................................. 175
  General................................................................... 175
  Common Stock.............................................................. 175
  Preferred Stock........................................................... 183
  Limitation on Directors' Liability; Indemnification....................... 185
COMPARISON OF STOCKHOLDERS' RIGHTS.......................................... 187
  Authorized Capital Stock.................................................. 187
  Voting Rights............................................................. 187
  Conversion Rights......................................................... 188
  Board of Directors........................................................ 188
  Election of Directors..................................................... 189
  Nomination of Directors................................................... 189
  Removal of Directors...................................................... 190
  Vacancies on the Board of Directors....................................... 190
  Action by Written Consent................................................. 191
  Certain Supermajority Voting Rights....................................... 191

  Charter or Bylaw Amendments.............................................. 193
  Special Meetings ........................................................ 193
  Stockholder Approval of Certain Business Combinations.................... 194
  Redemption............................................................... 194
MANAGEMENT OF TSAT......................................................... 195
  Directors and Executive Officers......................................... 195
  Board Composition........................................................ 196
  Committees of TSAT's Board of Directors.................................. 197
  Compensation of Directors................................................ 197
  Executive Compensation................................................... 197
MANAGEMENT OF NEW PRIMESTAR................................................ 203
  Directors and Executive Officers......................................... 203
  Board Composition........................................................ 205
  Committees of New PRIMESTAR's Board...................................... 206
  Compensation of Directors................................................ 207
  Compensation of Executive Officers....................................... 207
SECURITY OWNERSHIP OF TSAT................................................. 208
  Security Ownership of Certain Beneficial Owners.......................... 208
  Security Ownership of Management......................................... 210
SECURITY OWNERSHIP OF NEW PRIMESTAR........................................ 212
  Security Ownership of Certain Beneficial Owners.......................... 212
  Security Ownership of Management......................................... 214
DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT................................ 216
  Bank Credit Facility..................................................... 216
  Notes.................................................................... 217
PROPOSAL TO APPROVE THE TSAT 1997 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN... 220
  General.................................................................. 220
  Description of the TSAT Nonemployee Director Plan........................ 220
  Certain Federal Income Tax Consequences.................................. 222
  Vote Required for Approval; Recommendation of the TSAT Board............. 223

LEGAL MATTERS.............................................................. 223
EXPERTS.................................................................... 223
STOCKHOLDER PROPOSALS...................................................... 224
INDEX TO FINANCIAL INFORMATION............................................. F-1

  Appendix A-1:Restructuring Agreement
  Appendix A-2:TSAT Asset Transfer Agreement
  Appendix B:TSAT Merger Agreement
  Appendix C:TSAT Tempo Agreement
  Appendix D:TSAT Stockholders Agreement
  Appendix E:Form of New PRIMESTAR Charter
  Appendix F:Form of New PRIMESTAR Bylaws
  Appendix G:Form of Stockholders Agreement
  Appendix H: TSAT Voting Agreements
  Appendix I:Merrill Lynch Opinion
  Appendix J:TSAT Nonemployee Director Plan

                             INDEX OF DEFINED TERMS

  Set forth below is a list of certain defined terms used in this Proxy Statement/Prospectus and the page on which each such term is defined.

110 Slot....................................................................  39
1940 Act....................................................................   8
1996 Act.................................................................... 172
1997 Grant.................................................................. 200
Acceptable Alternative Arrangement.......................................... 124
Add-on TSAT Option.......................................................... 161
Adjusted Aggregate Value....................................................  80
Adjusted Cash...............................................................  61
Adjusted Equity.............................................................  61
Adjusted PRIMESTAR Valuation................................................ 121
Adjusted TCI Option......................................................... 161
Adjusted Total Cash.........................................................  79
Adjusted Total Equity.......................................................  80
AlphaStar................................................................... 135
Ancillary Investment........................................................ 101
Antitrust Division..........................................................  10
Applicable Subscriber Multiple..............................................  61
ASkyB.......................................................................  iv
ASkyB Agreement.............................................................  iv
ASkyB Assumed Liabilities................................................... 119
ASkyB Closing............................................................... 118
ASkyB Closing Date.......................................................... 118
ASkyB Contracts............................................................. 118
ASkyB Demand Registration................................................... 128
ASkyB Indemnification Agreement............................................. 126
ASkyB Losses................................................................ 130
ASkyB Recent PRIMESTAR Subscribers.......................................... 121
ASkyB Registrable Shares.................................................... 128
ASkyB Registration Rights Agreement......................................... 128
ASkyB Retained Liabilities.................................................. 119
ASkyB Stockholders.......................................................... 129
ASkyB Transaction...........................................................  iv
ASkyB Transferor Indemnified Parties........................................ 126
ASkyB Transferors...........................................................   v
ASkyB Transferred Assets.................................................... 118
ASkyB Valuation............................................................. 119
Asset Transfer..............................................................  ii
Asset Transfer Agreement....................................................  ii
Asset Transfer Agreements...................................................  ii
Asset Transfers.............................................................  ii
Assignment Application......................................................  38
Authorized Units............................................................   1
Awards...................................................................... 200
Bank Credit Facility........................................................  17
Boise Call Center........................................................... 151
BSS......................................................................... 131
Cable Sale..................................................................  96

Cable Sale Call Right.......................................................  97
Cable Sale Interest.........................................................  97
Cable Seller................................................................  97
CARP........................................................................  40
Carriage Agreement.......................................................... 129
Champion.................................................................... 135
churn.......................................................................  30
Class B Directors........................................................... iii
Class C Directors........................................................... iii
Class C Stockholders........................................................   i
Class C Termination Date....................................................  iv
Closing.....................................................................   5
Closing Date................................................................   6
Code........................................................................  66
Comcast.....................................................................   i
Comcast DBS.................................................................  ii
Comcast Satellite...........................................................  ii
Comcast SCI.................................................................  ii
Common Director Voting Power................................................ 100
Common Directors............................................................ iii
Communications Act..........................................................  39
Comparable Company..........................................................  61
consideration ratio.........................................................  62
Consideration Shares........................................................ 119
Continental.................................................................   2
Continental Satellite....................................................... 165
Contributed Corporation.....................................................  88
Contribution Indemnitor.....................................................  88
Conversion Price............................................................ 120
Conversion Shares........................................................... 119
Convertible Securities...................................................... 178
Covered Class B Securities..................................................  95
Covered Class C Securities..................................................  96
Covered Taxes...............................................................  78
Cox.........................................................................   i
Cox Enterprises.............................................................  10
Cox Satellite...............................................................  21
Cox SI......................................................................  ii
Croce....................................................................... 163
Current Market Price........................................................  97
Customer Payment............................................................  91
Customer Premises Equipment.................................................  77
Cut-Off Amount..............................................................  94
Cut-Off Holder..............................................................  94
DBS.........................................................................  ii
DCF.........................................................................  60
Delivery.................................................................... 155

Demand Registration......................................................... 101
DGCL........................................................................   4
digital satellite business..................................................   1
DirectSat...................................................................  40
DirecTv.....................................................................  36
dishes......................................................................   1
Distributors................................................................   3
Divestiture Requirement.....................................................  39
DMX......................................................................... 152
Dominion.................................................................... 135
EchoStar....................................................................  31
Effective Date.............................................................. iii
Effective Time..............................................................   5
End-of-Life Option.......................................................... 143
ERISA....................................................................... 217
Exchange Act................................................................  vi
Exchange Agent.............................................................. 112
Exchange Notes.............................................................. 219
Exchange Offer.............................................................. 218
Excluded Accounts Receivable................................................  77
Excluded Liabilities........................................................  78
Exercise Fee................................................................ 156
Expected Cost Savings.......................................................  58
Expiration Date............................................................. 219
Extension................................................................... 114
Family Channel.............................................................. 129
FCC.........................................................................  ii
FCC Approval................................................................ 123
FCC Event...................................................................   9
FCC Permit..................................................................   1
Federal Decree.............................................................. 174
Field Assets................................................................  77
FNC......................................................................... 129
Fox Sports.................................................................. 129
FSS......................................................................... 131
FTC.........................................................................  10
Fulfillment Agreement....................................................... 150
full CONUS..................................................................   1
FX.......................................................................... 129
GE..........................................................................   2
GE Americom.................................................................   i
GE Shares...................................................................  94
GE-2........................................................................  14
GE-2 Agreement..............................................................  14
GE-3........................................................................ 143
GE-4........................................................................ 143
GEAS........................................................................  ii
GI..........................................................................  48
Guarantee Agreement.........................................................  15
HP Agency Agreements........................................................  15
HSDs........................................................................   1
HSR Act.....................................................................   7
ICA Acquisition............................................................. 115

Included Options............................................................  80
Indemnification Agreements.................................................. 159
Indentures..................................................................  19
Individual Class C Stockholder Caps......................................... 179
Interim Credit Facility.....................................................  17
International Bureau........................................................  31
Inventory Payment...........................................................  90
IRDs........................................................................   1
IRS.........................................................................  66
Kearns-Tribune.............................................................. 209
Letter Agreement............................................................  15
Liberty Media Group......................................................... 198
License Agreement........................................................... 160
Liquidation Preference...................................................... 184
LMDS........................................................................ 138
LMG Common Stock............................................................ 198
LMG Series A Common Stock................................................... 198
LMG Series B Common Stock................................................... 198
LNBs........................................................................  77
LodgeNet.................................................................... 152
Loral.......................................................................   1
Losses...................................................................... 126
Majority Specified Class B Stockholders.....................................  93
Master Agents............................................................... 150
Material Adverse Effect.....................................................  82
MCI.........................................................................  iv
MCI FCC Licenses............................................................ 118
MCI Satellites..............................................................  iv
MDUs........................................................................   2
MediaOne....................................................................   i
MediaOne Satellite..........................................................  21
MediaOne Transaction Documents..............................................  15
Meeting.....................................................................   i
Merger......................................................................  ii
Merger Agreement............................................................  ii
Merger Agreements...........................................................  ii
Merger Indemnitor...........................................................  88
Mergers.....................................................................  ii
Merrill Lynch...............................................................  10
Merrill Lynch Opinion.......................................................  10
Methodology.................................................................  79
NASDAQ/NM................................................................... iii
National Call Center........................................................ 141
NDTC........................................................................ 140
NDTC Transmission Agreement................................................. 147
Networks.................................................................... 129
New Notes...................................................................  17
New Notes Offering..........................................................  17
New PRIMESTAR...............................................................   i
New PRIMESTAR Assumption Agreement.......................................... 123
New PRIMESTAR Board......................................................... iii
New PRIMESTAR Bylaws........................................................  ii

New PRIMESTAR Charter.......................................................  ii
New PRIMESTAR Class A Common Stock..........................................  ii
New PRIMESTAR Class B Common Stock..........................................  ii
New PRIMESTAR Class C Common Stock..........................................  ii
New PRIMESTAR Class D Common Stock..........................................  iv
New PRIMESTAR Common Stock..................................................   v
New PRIMESTAR Convertible Preferred Stock...................................  iv
New PRIMESTAR Convertible Subordinated Notes................................  iv
New PRIMESTAR Indemnified Parties........................................... 126
New PRIMESTAR Preferred Stock...............................................  46
New PRIMESTAR Voting Common Stock........................................... iii
Newhouse....................................................................   i
Newhouse Broadcasting.......................................................   3
News Corp...................................................................  iv
Nonemployee Director........................................................ 220
Notes.......................................................................  19
Notes Registration Rights Agreements........................................ 218
Notifying Partner........................................................... 146
Option Holder...............................................................  16
Original Fulfillment Agreement.............................................. 160
Original Restructuring Transaction..........................................  56
Partners....................................................................  iv
Partners Committee..........................................................   3
Partnership.................................................................   i
Partnership Agreement.......................................................   3
Partnership FCC Licenses.................................................... 121
Partnership Fee.............................................................  64
Partnership Interests.......................................................  ii
Pegasus.....................................................................  61
Percentage..................................................................  80
Permitted Class B Transferee................................................  95
Permitted Class C Transferee................................................  96
Plan Effective Date......................................................... 220
Post-Closing Tax Period.....................................................  89
Post-Restructuring..........................................................  64
Pre-Closing Tax Period......................................................  78
Pre-Restructuring...........................................................  64
PRIMESTAR Assets............................................................  ii
PRIMESTAR Credit Facility...................................................  15
PRIMESTAR Customer..........................................................  79
PRIMESTAR Debt..............................................................  78
PRIMESTAR Indemnitee........................................................ 130
PRIMESTAR Inventory.........................................................  77
PRIMESTAR Inventory Valuation...............................................  90
PRIMESTAR Letters of Credit.................................................  14
PRIMESTAR Liabilities.......................................................  ii
PRIMESTAR Satellite Signal.................................................. 153
PRIMESTAR Sub...............................................................  82
PRIMESTAR Subscriber........................................................ 120
PRIMESTAR Valuation......................................................... 120

PRIMESTAR-DBS Service....................................................... 120
PRIMESTAR(R)................................................................   1
private cable system........................................................ 153
Proceeding.................................................................. 185
Public Sale.................................................................  98
qualified stock options.....................................................  67
Recent PRIMESTAR Subscriber.................................................  91
Record Date.................................................................   4
Registrable Shares.......................................................... 102
Registration Rights Agreement...............................................  14
Registration Rights Holders................................................. 101
Registration Statement...................................................... iii
Reimbursement Agreements....................................................  15
Relevant Agreements.........................................................  82
Relevant Documents..........................................................  59
Reorganization Agreement.................................................... 157
Reset Date.................................................................. 183
ResNet Business............................................................. 152
ResNet Corp................................................................. 152
ResNet LLC.................................................................. 152
Restructuring Agreement.....................................................   i
Restructuring Parties.......................................................   7
Restructuring Transaction...................................................   i
Rights...................................................................... 120
Roll-up Plan................................................................   i
Roll-up Proposal............................................................   4
Sales Agency Agreements.....................................................  16
SARs........................................................................ 198
Satellite Construction Agreement............................................   1
satellite receiver.......................................................... 131
Satellite Television Business............................................... 101
SBCA........................................................................  40
SEC.........................................................................  vi
Securities Act.............................................................. iii
Senior Subordinated Discount Notes..........................................  19
Senior Subordinated Notes...................................................  19
set-top box................................................................. 131
share distribution.......................................................... 176
Share Purchase Agreement.................................................... 161
SHVA........................................................................  39
simultaneous use rights..................................................... 153
Smallest C.................................................................. 179
Specified Class B Stockholders..............................................  14
Spin-Off....................................................................  96
Spin-Off Entity.............................................................  96
STA Application.............................................................  40
Stockholders Agreement......................................................  13
Subscriber Multiple.........................................................  61
Subscriber Multiple Range...................................................  62
Subsidiary.................................................................. 182
Tag-Along Agreement......................................................... 146
Tax Sharing Agreement....................................................... 159

TCI.........................................................................   1
TCI Board................................................................... 161
TCI ESPP.................................................................... 199
TCI Group................................................................... 198
TCI Group Common Stock...................................................... 149
TCI Group Series A Common Stock............................................. 149
TCI Group Series B Common Stock............................................. 149
TCI Option.................................................................. 161
TCI Plan Committee.......................................................... 197
TCI Plans................................................................... 197
TCI SARs.................................................................... 197
TCI UA 1.................................................................... 159
TCI UA 1 Letter of Credit................................................... 159
TCIC........................................................................   1
TCIC Credit Facility........................................................ 160
TCIC Revolving Loans........................................................ 160
Televisa.................................................................... 135
Tempo.......................................................................  ii
Tempo Assets................................................................  16
Tempo DBS-1.................................................................   1
Tempo DBS-2.................................................................   1
Tempo FCC Event............................................................. 107
Tempo Letter Agreements..................................................... 156
Tempo Option................................................................ 156
Tempo Option Agreement......................................................   2
Tempo Sale..................................................................  16
Tempo Sale Option...........................................................  16
Tempo Satellites............................................................   1
Tender Offer................................................................  98
Time Warner.................................................................   3
Total Consideration......................................................... 119
Transfer Application........................................................  38
Transfer Notice.............................................................  98
Transferor..................................................................  98
Transferred Interest........................................................  98
Transition Period Agency Agreements.........................................  15
Transition Services Agreement............................................... 158
TSAT........................................................................   i
TSAT 1996 Plan..............................................................  67
TSAT Asset Transfer.........................................................  ii
TSAT Asset Transfer Agreement...............................................   i
TSAT Board..................................................................   i
TSAT Business...............................................................  ii
TSAT Bylaws.................................................................  12

TSAT Charter................................................................   4
TSAT Closing................................................................   8
TSAT Closing Date...........................................................   8
TSAT Common Stock........................................................... iii
TSAT Debt Per Sub...........................................................  79
TSAT Effective Time.........................................................   8
TSAT Employees.............................................................. 198
TSAT ESPP................................................................... 210
TSAT Expiration Date........................................................ 115
TSAT Inventory Ratio........................................................  90
TSAT Merger.................................................................   i
TSAT Merger Agreement.......................................................   i
TSAT Nonemployee Director Plan..............................................   v
TSAT Nonemployee Director Plan Proposal.....................................   4
TSAT Note................................................................... 157
TSAT Options................................................................  67
TSAT Plans..................................................................  67
TSAT Preferred Stock........................................................ 187
TSAT Restricted Stock Awards................................................  68
TSAT SARs...................................................................  67
TSAT Series A Common Stock.................................................. iii
TSAT Series B Common Stock.................................................. iii
TSAT Spin-off ..............................................................   2
TSAT Spin-off Date..........................................................   1
TSAT Spin-off Date Options.................................................. 162
TSAT Spin-off Record Date................................................... 149
TSAT Stockholder............................................................  16
TSAT Stockholders Agreement.................................................  16
TSAT Tempo Agreement........................................................  16
TSAT Voting Agreements......................................................   5
TSAT Voting Securities...................................................... 191
TSAT Voting Stockholders.................................................... 106
TSAT-MDU.................................................................... 152
TSAT/New PRIMESTAR..........................................................  29
TWE.........................................................................   i
TWE/Newhouse Voting Agreement...............................................  14
TWE/Newhouse Voting Period..................................................  14
TWEAN.......................................................................  21
TWSSI.......................................................................  21
Unrecovered Inventory.......................................................  77
US West.....................................................................  15
USSB........................................................................  36
UVSG........................................................................ 169
W.L.........................................................................  iv

                                    SUMMARY

  The following summary is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by the more detailed information, including the financial statements and the notes thereto, contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and the documents otherwise referred to herein. Prior to December 4, 1996 (the "TSAT Spin-off Date"), TSAT was wholly-owned by TCI Communications, Inc. ("TCIC"), a subsidiary of Tele-Communications, Inc. ("TCI"). Unless the context otherwise requires, references in this Proxy Statement/Prospectus to "TSAT" refer to (i) certain businesses of TCIC, constituting TCI's collective interests in the digital satellite business before the TSAT Spin-off Date and
(ii) TSAT and its consolidated subsidiaries on and after the TSAT Spin-off Date. Additionally, references in this Proxy Statement/Prospectus to "TCI" and "TCIC" are to TCI and TCIC, respectively, and each of their respective consolidated subsidiaries unless the context indicates otherwise. References to TCI prior to August 4, 1994 are to TCI's predecessor. As used herein, "digital satellite business" means the business of distributing multichannel programming services directly to consumers in the United States via digital medium power or high power satellite, including the rental and sale of customer premises equipment relating thereto. Capitalized terms used in this summary and not otherwise defined have the meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. See "INDEX TO DEFINED TERMS." Stockholders are urged to review carefully the entire Proxy Statement/Prospectus, including the Appendices hereto.

THE COMPANIES

  TSAT. TSAT is a leading distributor of digital satellite-based television services in the United States. TSAT markets and distributes the PRIMESTAR(R) programming service ("PRIMESTAR(R)"), a medium power digital satellite service, under the brand names "PRIMESTAR By TCI" and "PRIMESTAR By TSAT" and owns an aggregate 20.86% interest in the Partnership, which owns and operates the PRIMESTAR(R) service. As of September 30, 1997, TSAT was the largest distributor of PRIMESTAR(R), with an installed base of approximately 769,000 subscribers, which represented approximately 42.7% of the Partnership's estimated 1.8 million subscribers as of such date. As of September 30, 1997, TSAT's subscribers were authorized to receive service on approximately 888,000 Authorized Units. As used herein, the term "Authorized Units" refers to the number of active authorized satellite receivers or integrated receiver/decoders ("IRDs"), more than one of which may be installed in a subscribing household. PRIMESTAR(R) offers over 160 channels of digital video and audio programming throughout the continental U.S., via medium power satellite, to home satellite dishes ("dishes" or "HSDs") approximately 27 to 36 inches in diameter for most subscribers.

  Tempo, a wholly-owned subsidiary of TSAT, holds a construction permit issued by the FCC, authorizing construction of a high power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) W.L. orbital position and 11 frequencies at the 166(degrees) W.L. orbital position (together with related FCC authorizations, including earth station permits held by Tempo, the "FCC Permit"). The 119(degrees) W.L. orbital position is one of three such orbital positions allocated to the U.S. for DBS service that provide "full CONUS" visibility, meaning that they have a view of the entire continental U.S.

  Tempo is also a party to a satellite construction agreement with Space Systems/Loral, Inc. ("Loral"), dated as of February 22, 1990 (the "Satellite Construction Agreement"), pursuant to which Tempo has arranged for the construction of two high power direct broadcast satellites (together, the "Tempo Satellites") and has an option to purchase up to three additional satellites. Construction of the Tempo Satellites has been completed. One of the Tempo Satellites ("Tempo DBS-1") was launched into Tempo's high power slot at 119(degrees) W.L. on March 8, 1997. The other Tempo Satellite ("Tempo DBS-2") presently serves as a ground spare for Tempo DBS-1.

  Tempo DBS-1 is currently undergoing extended in-orbit testing under the Satellite Construction Agreement. Assuming that such in-orbit testing results in acceptance of the satellite by Tempo under the Satellite

Construction Agreement, Tempo DBS-1 would be available for commercial operations in the first quarter of 1998. At current levels of digital compression, Tempo believes that Tempo DBS-1 would be able to deliver approximately 100 channels of digital video and 20 channels of digital audio programming, as operated under the FCC Permit. Tempo expects to use 18 inch dishes for the proposed high power service, the same diameter currently used by other high power DBS providers, in most areas. Tempo currently intends to operate Tempo DBS-1 as a platform to provide high power digital video and audio programming services to residential customers, as well as multiple dwelling units ("MDUs"), commercial customers and resellers.

  The availability and utility of Tempo DBS-1, including the power levels provided by Tempo DBS-1, are subject to risks of satellite defect, loss or reduced performance. Since the launch of Tempo DBS-1, Loral has notified Tempo of at least five separate occurrences of power reductions on Tempo DBS-1. No assurance can be given that further power reductions will not occur in the future. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite. See "RISK FACTORS--Risks of Satellite Failure."

  Pursuant to an option agreement dated February 8, 1990 between Tempo and the Partnership (the "Tempo Option Agreement"), Tempo has agreed to sell or lease to the Partnership 100% of the capacity of any DBS system constructed by Tempo under the FCC Permit. See "BUSINESS OF TSAT--Tempo." If the TSAT Merger or the Tempo Sale (as hereinafter defined) is consummated, New PRIMESTAR will operate Tempo's high power DBS system. Otherwise, TSAT expects that such system will be utilized by the Partnership pursuant to the Tempo Option Agreement. See "RISK FACTORS--Uncertainty Regarding High Power Strategies."

  TSAT was incorporated in Delaware in November 1996. Prior to the TSAT Spin-off Date, TSAT was a wholly-owned subsidiary of TCI, which, through various subsidiaries, was engaged in the business of distributing PRIMESTAR(R) since December 1990. TSAT was formed to own and operate TCI's interests in the digital satellite business, in connection with the distribution (the "TSAT Spin-off") by TCI to certain of its stockholders on the TSAT Spin-off Date of all the issued and outstanding shares of TSAT Common Stock. TSAT's predecessor was incorporated in February 1995 to consolidate TCI's PRIMESTAR(R) distribution business into one subsidiary, and was merged into TSAT in connection with the TSAT Spin-off. TCI is one of the two largest operators of cable systems in the U.S.

  TSAT Series A Common Stock and TSAT Series B Common Stock trade on the NASDAQ/NM under the symbols "TSATA" and "TSATB," respectively. The mailing address and telephone number of TSAT's principal executive offices are 8085 South Chester, Suite 300, Englewood, Colorado 80112, (303) 712-4600. See "BUSINESS OF TSAT."

  The Partnership. The Partnership owns and operates the PRIMESTAR(R) service, which is the oldest Ku-band satellite television service in the U.S. and has the second largest subscriber base of any U.S. digital satellite television service. In 1990, direct or indirect subsidiaries of TCI and several other large cable operators and GEAS, an indirect subsidiary of General Electric Company ("GE"), formed the Partnership to acquire, originate and/or provide television programming services for delivery by satellite to subscribers in the continental U.S. Initially, PRIMESTAR(R) was an analog service limited to seven broadcast television superstations, TV Japan and three pay-per-view stations. In 1994, PRIMESTAR(R) was among the first satellite television services to use digital transmission and compression technology to offer laser-disc-quality image and compact-disc-quality sound. The Partnership has consistently taken advantage of technological improvements and additional available transponder capacity to improve the PRIMESTAR(R) service, which today offers over 160 channels of digital video and audio programming.

  In addition to TSAT, the Partners include (i) Cox SI, a subsidiary of Cox,
(ii) Comcast DBS, a subsidiary of Comcast, (iii) Continental Satellite Company, Inc. ("Continental"), a subsidiary of US WEST, Inc., the parent of MediaOne, (iv) New Vision Satellite, a partnership controlled by Newhouse, which is a subsidiary of Newhouse Broadcasting Corporation ("Newhouse Broadcasting"), (v) TW Programming Co., a partnership controlled by TWE, which is a subsidiary of Time Warner Inc. ("Time Warner"), and (vi) GEAS, a subsidiary of GE, the parent of GE Americom. Each of TSAT (through its subsidiaries) and TW Programming Co. holds a 20.86% Partnership Interest, each of Cox SI, Comcast DBS, Continental and New Vision Satellite holds a 10.43% Partnership Interest, and GEAS holds a 16.56% Partnership Interest. Time Warner has substantial interests, through its subsidiaries and controlled partnerships, in video programming and distribution, and is one of the two largest operators of cable systems in the U.S. Cox, Comcast and MediaOne are also among the five largest cable system operators in the U.S.

  Pursuant to the Limited Partnership Agreement of the Partnership dated as of February 8, 1990, as amended (the "Partnership Agreement"), the business and affairs of the Partnership are managed and controlled by the Partners Committee (the "Partners Committee"), which is composed of representatives of each of the Partners and two independent members. TSAT has two voting representatives on the Partners Committee, Time Warner has two voting representatives, and Cox, Comcast, MediaOne, Newhouse and GE each have one voting representative.

  The PRIMESTAR(R) programming service includes a variety of advertiser-supported networks (sometimes referred to as "basic cable" channels), a broad selection of movie services, national and regional sports packages and other premium services, and multiplexed pay-per-view programming. See "BUSINESS OF THE PARTNERSHIP--PRIMESTAR(R) Programming." The Partnership secures its rights to transmit such programming via satellite by entering into non-exclusive affiliation agreements with programming vendors. In addition to video services, PRIMESTAR(R) includes digital audio and data services, including Ingenius, which provides access to news, business news, stock quotes, sports, weather and entertainment information to subscribers through their personal computers.

  The Partnership currently plans to participate in the high power segment of the digital satellite industry. In that connection, the Partnership has agreed to purchase or lease from Tempo 100% of the capacity of any DBS system constructed by Tempo under the FCC Permit. In addition, the Partnership has entered into the ASkyB Agreement, which provides for the sale and transfer to New PRIMESTAR of the two MCI Satellites currently under construction by Loral, certain authorizations granted to MCI by the FCC to operate a DBS business at the 110(degrees) W.L. orbital location using 28 transponder channels, and certain related contracts. The ASkyB Agreement requires New PRIMESTAR to bear certain risks in connection with the process of obtaining the regulatory approval related to such transfers, including the divestiture of all rights of the Partnership and any of the Partners under Tempo's FCC authorizations with respect to the 11 transponder channels at 119(degrees) W.L., if required as a condition to such approval. Consummation of the ASkyB Transaction is contingent on, among other things, receipt of all necessary government and regulatory approvals, and accordingly, no assurance can be given that the ASkyB Transaction will be consummated. See "THE ASKYB TRANSACTION."

  The mailing address and telephone number of the Partnership's principal executive offices are 3 Bala Plaza West, Suite 700, Bala Cynwyd, Pennsylvania 19004, (610) 617-5300. See "BUSINESS OF THE PARTNERSHIP."

  Other PRIMESTAR(R) Distributors. PRIMESTAR(R) is distributed through TSAT and other distributors (collectively, the "Distributors"), each of which is currently affiliated with one or more of the Partners. The Distributors market the PRIMESTAR(R) service and contract with subscribers, in non-exclusive territories assigned by the Partnership. The Distributors set their own retail pricing and are responsible in their respective territories for authorization of subscribers, installation, maintenance and retrieval of customer premises equipment, and billing and collection of monthly and other fees, and the Distributors bear all risks of loss relating thereto. The Partnership performs certain administrative functions for the Distributors, including program acquisition, national marketing, transponder leasing and certain technical functions, and passes along the costs relating thereto to the Distributors. See "BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS."

  New PRIMESTAR. New PRIMESTAR, a newly formed Delaware corporation, is a wholly-owned subsidiary of TSAT that has not conducted any significant activities other than those incident to its formation, the preparation of this Proxy Statement/Prospectus, the execution of the Restructuring Agreement, the TSAT Merger Agreement and related agreements, and financing activities relating to the Restructuring Transaction. As a result of the Restructuring Transaction and pursuant to the Restructuring Agreement, the Merger Agreements and the Asset Transfer Agreements, New PRIMESTAR will acquire the TSAT Business, the Partnership Interests of the other Partners and the PRIMESTAR Assets of the other Distributors. Accordingly, after consummation of the Restructuring Transaction, the business of New PRIMESTAR will be the businesses currently conducted by the Partnership and TSAT, and the PRIMESTAR(R) distribution businesses of the other Distributors. It is expected that, measured by the number of subscribers, New PRIMESTAR will be the second largest provider of satellite television services in the United States. The mailing address and telephone number of New PRIMESTAR's principal executive offices are 8085 South Chester, Suite 300, Englewood, Colorado 80112, (303) 712-4600. See "BUSINESS OF NEW PRIMESTAR."

THE SPECIAL MEETING

  A special meeting of the stockholders of TSAT will be held at the offices of Tele-Communications, Inc., 5619 DTC Parkway, Englewood, Colorado, on March, 6, 1998, at 10:00 a.m., local time. At the Meeting, TSAT stockholders will be asked to consider and vote upon (i) the proposal to approve and adopt the Restructuring Agreement, the TSAT Asset Transfer Agreement and the TSAT Merger Agreement and the transactions contemplated by such agreements, including, without limitation, the execution and delivery of the Stockholders Agreement, the TSAT Stockholders Agreement and the TSAT Tempo Agreement (each as hereinafter defined) and the performance by TSAT of its obligations thereunder (the "Roll-up Proposal"), (ii) the proposal to approve and adopt the TSAT Nonemployee Director Plan and to approve all grants thereunder (the "TSAT Nonemployee Director Plan Proposal") and (iii) such other matters as may properly be brought before the Meeting. The Roll-up Plan consists of the Restructuring Transaction and the TSAT Merger, with the TSAT Merger expected to occur after the Restructuring Transaction, subject to regulatory approval and other conditions set forth in the TSAT Merger Agreement. Copies of the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and the TSAT Nonemployee Director Plan are included as Appendices A-1, A-2, B and J, respectively, to this Proxy Statement/Prospectus. See "THE SPECIAL MEETING."

  Holders of record of TSAT Common Stock as of the close of business on January 6, 1998 (the "Record Date") are entitled to notice of, and to vote at, the Meeting. Each share of TSAT Series A Common Stock is entitled to one vote and each share of TSAT Series B Common Stock is entitled to ten votes on each matter that is properly presented to stockholders for a vote at the Meeting. Pursuant to the Restated Certificate of Incorporation of TSAT (the "TSAT Charter") and the Delaware General Corporation Law ("DGCL") (i) the affirmative vote of the holders of 66 2/3% of the combined voting power of the shares of TSAT Series A Common Stock and TSAT Series B Common Stock issued and outstanding on the Record Date, voting together as a single class, is required to approve the Roll-up Proposal, and (ii) the affirmative vote of a majority of the combined voting power of the outstanding shares of TSAT Series A Common Stock and TSAT Series B Common Stock present and entitled to vote thereon at the Meeting, voting together as a single class, is required to approve the TSAT Nonemployee Director Plan Proposal. If the Roll-up Proposal is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. Consummation of the TSAT Merger is subject to regulatory approval and other conditions to closing set forth in the TSAT Merger Agreement. See "THE TSAT MERGER AGREEMENT--Conditions to the TSAT Merger." Accordingly, there can be no assurances that the TSAT Merger will be consummated, even if the Roll-up Proposal is approved and the Restructuring Transaction is consummated. See "RISK FACTORS--Risks of Failure to Consummate the TSAT Merger." In addition, approval of the TSAT Nonemployee Director Plan Proposal is not a condition to the consummation of the Roll-up Plan or any part thereof.

  A vote in favor of the Roll-up Proposal will also constitute a vote in favor of the election as directors of the members of the New PRIMESTAR Board and the adoption of the New PRIMESTAR Bylaws and the New PRIMESTAR Charter, as in effect at the time of the closing of the TSAT Merger. See "MANAGEMENT OF NEW PRIMESTAR--Directors and Executive Officers" for a description of the qualifications of the initial members of the New PRIMESTAR Board. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK-- Common Stock" for a description of the terms of the New PRIMESTAR Common Stock and "COMPARISON OF STOCKHOLDERS' RIGHTS" for a description of the material differences between the rights of holders of TSAT Common Stock and the rights of holders of New PRIMESTAR Common Stock. See also Appendices E and F to this Proxy Statement/Prospectus, which contain the complete text of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, respectively.

  As of the Record Date, TSAT's directors and executive officers beneficially owned 581,852 outstanding shares of TSAT Series A Common Stock and 3,441,393 outstanding shares of TSAT Series B Common Stock, representing approximately 24.5% of the combined voting power of the shares of TSAT Common Stock outstanding on such date. See "SECURITY OWNERSHIP OF TSAT--Security Ownership of Management." TSAT's directors and executive officers have informed TSAT that they intend to vote all of their shares of TSAT Common Stock in favor of the Roll-up Proposal. Of such shares, John C. Malone, the Chairman of the Board, beneficially owned 556,061 shares of TSAT Series A Common Stock and 3,439,958 shares of TSAT Series B Common Stock, representing 24.5% of the combined voting power of the shares of TSAT Common Stock outstanding on the Record Date. Pursuant to separate Voting Agreements, each dated as of June 12, 1997, among certain parties to the Restructuring Agreement and each of John C. Malone and certain other TSAT stockholders, respectively (collectively, the "TSAT Voting Agreements"), such TSAT stockholders have agreed to vote (or cause to be voted) all shares of TSAT Common Stock which they respectively have the power to vote or direct the vote of (representing approximately 47.6% of the combined voting power of the shares of TSAT Common Stock outstanding on the Record Date) in favor of the approval of the Roll-up Proposal. See "THE SPECIAL MEETING," "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan," "RELATED AGREEMENTS--TSAT Voting Agreements" and Appendix H to this Proxy Statement/Prospectus, which contains the complete text of each of the TSAT Voting Agreements.

THE ROLL-UP PLAN--THE RESTRUCTURING TRANSACTION

  Effect of the Restructuring Transaction. Pursuant to the Restructuring Agreement and the TSAT Asset Transfer Agreement, upon the terms and subject to the conditions set forth therein, TSAT will contribute and transfer to New PRIMESTAR the TSAT Business, comprising all of TSAT's assets and liabilities, except (i) the capital stock of Tempo, (ii) the consideration to be received by TSAT in the Restructuring Transaction and (iii) the rights and obligations of TSAT under agreements with New PRIMESTAR described herein. See "RELATED AGREEMENTS." In addition, upon the terms and subject to the conditions set forth in the Restructuring Agreement, each of Comcast DBS, Comcast SCI, Cox SI and GEAS, respectively, will merge with and into New PRIMESTAR, in accordance with the terms and subject to the conditions of its respective Merger Agreement, and New PRIMESTAR will be the surviving corporation of each such Merger. Pursuant to its respective Asset Transfer Agreement, each of TWE, Newhouse and MediaOne (and its subsidiaries), respectively, will assign and transfer to New PRIMESTAR all of such party's rights, title and interests in, to and under such party's Partnership Interest and PRIMESTAR Assets, and New PRIMESTAR will assume all of such party's PRIMESTAR Liabilities. See "THE RESTRUCTURING AGREEMENT--Structure of the Restructuring Transaction."

  The Restructuring Transaction will become effective on the Closing Date (defined below) upon the filing of the certificates of merger relating to the Mergers with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL (the "Effective Time"). The date on which the closing of the Restructuring Transaction (the "Closing") takes place, which, unless otherwise agreed among the parties, shall be on the later of (x) March 31, 1998 and (y) the first business day following the date on which the last of the conditions precedent to the Restructuring Transaction set forth in the Restructuring Agreement is fulfilled or, to the extent permissible, waived, is herein called the "Closing Date." See "THE RESTRUCTURING AGREEMENT--General; Effective Time."

  Consideration to be Received in the Restructuring Transaction. Pursuant to the Restructuring Agreement, at the Closing, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom will, directly or indirectly, receive from New PRIMESTAR (i) in the case of Cox and MediaOne, an amount of cash, and in the case of TSAT, Newhouse, TWE, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR, (ii) shares of New PRIMESTAR Class A Common Stock, (iii) in the case of TSAT only, shares of New PRIMESTAR Class B Common Stock and (iv) except in the case of TSAT and GE Americom, shares of New PRIMESTAR Class C Common Stock, in each case in an amount determined pursuant to the Restructuring Agreement. The Restructuring Agreement provides that the amount of cash to be received by, or debt to be assumed in respect of, each of TSAT, Comcast, Cox, MediaOne, Newhouse and TWE at the Closing will be based on, among other things, subscriber counts and TSAT's debt balance at such date. If the Restructuring Transaction had occurred on September 30, 1997, the total amount of funds required to be paid by New PRIMESTAR to the Restructuring Parties other than TSAT as cash consideration (or assumption of debt in lieu of cash consideration) in the Restructuring Transaction would have been approximately $464 million, comprising (i) approximately $66 million and $70 million, in cash to be paid to Cox and MediaOne, respectively and (ii) approximately $242 million, $72 million and $14 million, of debt to be assumed by New PRIMESTAR in respect of TWE and Newhouse (collectively), Comcast and GE Americom, respectively. In addition, New PRIMESTAR would have assumed indebtedness of TSAT and the Partnership aggregating approximately $921 million if the Restructuring Transaction had occurred on September 30, 1997. See "RISK FACTORS--Substantial Leverage; Additional Indebtedness Likely," "THE ROLL-UP
PLAN--Financing in Connection with the Restructuring Transaction," "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction" and "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT." For a description of the New PRIMESTAR Common Stock to be issued in the Restructuring Transaction, see "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock."

  Ownership of New PRIMESTAR After the Restructuring Transaction. As a result of the Restructuring Transaction, TSAT will own approximately 36% of the outstanding shares of New PRIMESTAR Common Stock at the Closing, and TWE and Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom will own approximately 31%, 10%, 9%, 9% and 5%, respectively, of the outstanding shares of New PRIMESTAR Common Stock at Closing, subject in each case to adjustments based on closing subscriber counts and other factors. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction." Accordingly, the Class C Stockholders will hold an aggregate of approximately 59% of the shares of New PRIMESTAR Class A Common Stock outstanding on the Closing Date and all of the shares of New PRIMESTAR Class C Common Stock, representing in the aggregate approximately 61% of the total voting power of the New PRIMESTAR Common Stock outstanding on the Closing Date. Therefore, the Class C Stockholders collectively will have the power to control all matters requiring the approval of the holders of New PRIMESTAR Common Stock voting together as a single class, including the election of the Common Directors. In addition, in accordance with the New PRIMESTAR Charter, so long as the Class C Stockholders own in the aggregate at least 80% of the number of shares of New PRIMESTAR Class C Common Stock issued in the Restructuring Transaction, the Class C Stockholders will have the right to elect six of the eleven members of the New PRIMESTAR Board. Pursuant to a stockholders agreement, initially, three of the six Class C Directors will be nominated by TWE (and TWE has agreed with Newhouse that of such three, one will be nominated by Newhouse), and one will be nominated by each of Cox, Comcast and MediaOne. The New PRIMESTAR Bylaws provide that actions of the New PRIMESTAR Board, with certain exceptions, may be approved by a simple majority vote. See "RISK FACTORS--Control of New PRIMESTAR by Principal Stockholders."

  Conditions to the Restructuring Transaction. The respective obligations of the parties to the Restructuring Agreement to consummate the Restructuring Transaction are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) approval of a five year strategic plan of New PRIMESTAR by a Super-majority Vote (as defined in the Partnership Agreement) of the Partnership's Partners Committee; (b) approval of the Roll-up Proposal by the requisite vote of TSAT stockholders; (c) the absence of any legal restraint or prohibition preventing consummation of the Restructuring Transaction; (d) receipt of approval for listing on the NASDAQ/NM of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance; and (e) the sufficiency of the credit lines and borrowing capacity of New PRIMESTAR to pay the cash and assume the indebtedness as part of the consideration for the Restructuring Transaction. In July 1997, TSAT and the other parties to the Roll-up Plan filed Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the waiting periods under the HSR Act with respect to the transactions described therein, which effectively included both the Restructuring Transaction and the TSAT Merger, have since expired. See "THE RESTRUCTURING AGREEMENT--Conditions to the Restructuring Transaction."

  Covenants. Under the Restructuring Agreement, TSAT has agreed, until the Closing Date, among other things, to conduct its business and operations in the ordinary course, consistent with past practice, to use its commercially reasonable efforts to preserve intact its business organization and, with certain exceptions, to refrain from issuing additional shares of its capital stock, amending its charter or bylaws or taking certain other actions. In addition, under the Restructuring Agreement, each Class C Stockholder has agreed, until the Closing Date, among other things, to conduct its PRIMESTAR(R) distribution business in the ordinary course, consistent with past practice, and to use its commercially reasonable efforts to preserve intact the organization of its PRIMESTAR(R) distribution business. See "THE RESTRUCTURING AGREEMENT--Covenants Relating to Business" and "THE RESTRUCTURING AGREEMENT-- Additional Covenants."

  The Restructuring Agreement provides that, prior to the Closing Date, TSAT will not initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including without limitation any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Restructuring Agreement, or that could reasonably be expected to have such effect. TSAT has also agreed that, prior to the Closing Date, neither the TSAT Board nor any committee thereof will approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the preceding sentence. See "THE RESTRUCTURING AGREEMENT--Covenants Relating to Business."

  Termination of the Restructuring Agreement. The Restructuring Agreement may be terminated and the Restructuring Transaction abandoned at any time prior to the Effective Time, whether before or after the vote of the TSAT stockholders at the Meeting, by (a) the mutual written consent of the parties to the Restructuring Agreement; or (b) any of Comcast, Cox, GE Americom, MediaOne, TSAT, TWE and Newhouse (collectively, the "Restructuring Parties") if (i) the requisite approval of the TSAT stockholders is not obtained at the Meeting; or
(ii) any judgment, decree, injunction, rule or order of any governmental entity which prohibits, restricts or delays consummation of the Restructuring Transaction has become final and nonappealable; provided, however, that the Restructuring Party seeking termination is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in the Restructuring Agreement. See "THE RESTRUCTURING AGREEMENT-- Termination, Amendment and Waiver."

  Accounting Treatment. The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact that New PRIMESTAR is a wholly-owned subsidiary of TSAT. The remaining elements of the Restructuring Transaction, as set forth above, will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and the PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR

Liabilities, of the Restructuring Parties other than TSAT, and such acquisition will be accounted for using the purchase method of accounting. TSAT has been identified as the acquiror for accounting purposes and the predecessor for reporting purposes due to the fact that TSAT will own the largest interest in New PRIMESTAR immediately following consummation of the Restructuring Transaction. Accordingly, the fair value of the consideration paid to the Restructuring Parties other than TSAT will be allocated to the identifiable assets acquired and liabilities assumed based upon their respective estimated fair values. See the Primary and Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere in this Proxy Statement/Prospectus.

THE ROLL-UP PLAN--THE TSAT MERGER

  Effect of the TSAT Merger. Pursuant to the TSAT Merger Agreement, upon the terms and subject to the conditions set forth therein, TSAT will merge with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation. The TSAT Merger will become effective on the TSAT Closing Date (defined below) upon the filing of the certificate of merger relating to the TSAT Merger with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL or at such subsequent time as is stated in the certificate of merger (the "TSAT Effective Time"). The date on which the closing of the TSAT Merger (the "TSAT Closing") takes place, which, unless otherwise agreed among the parties, shall be on the first business day following the date on which the last of the conditions precedent to the TSAT Merger set forth in the TSAT Merger Agreement is fulfilled or, to the extent permissible, waived, is herein called the "TSAT Closing Date." See "THE TSAT MERGER AGREEMENT--General; Effective Time."

  Consideration to be Received in the TSAT Merger. Pursuant to the TSAT Merger Agreement, at the TSAT Effective Time, (i) each share of TSAT Series A Common Stock outstanding immediately prior to the TSAT Effective Time (other than shares held by TSAT in its treasury, all of which will be canceled) will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and (ii) each share of TSAT Series B Common Stock outstanding immediately prior to the TSAT Effective Time (other than shares held by TSAT in its treasury, all of which will be canceled) will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock. Each share of New PRIMESTAR Common Stock then held by TSAT will be canceled. See "THE TSAT MERGER AGREEMENT--Consideration to be Received in the TSAT Merger." For a summary of the material differences between the rights of holders of TSAT Series A Common Stock and TSAT Series B Common Stock and the rights of holders of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, see "COMPARISON OF STOCKHOLDERS' RIGHTS." For a description of the New PRIMESTAR Common Stock to be issued in the TSAT Merger, see "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK-- Common Stock."

  Investment Company Considerations. Because TSAT's approximate 36% ownership interest in New PRIMESTAR following consummation of the Restructuring Transaction will constitute the majority of TSAT's net worth, consummation of the Restructuring Transaction may cause TSAT to be deemed an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"). The TSAT Merger Agreement provides that if the TSAT Merger is not consummated prior to the expiration of the one year exemption period provided for "transient investment companies" under Rule 3a-2 promulgated under the 1940 Act, or the expiration of any extension of such period that TSAT is able to obtain, then TSAT may, in consultation with New PRIMESTAR, acquire an operating business or take such other commercially reasonably actions within such one year period in order to prevent TSAT from being deemed an investment company within the meaning of the 1940 Act. If TSAT does acquire an operating business or takes such other material commercially reasonable actions under such circumstances, the TSAT Merger Agreement requires TSAT and New PRIMESTAR to negotiate in good faith to amend the TSAT Merger Agreement to change the exchange ratio between TSAT capital stock and New PRIMESTAR capital stock to reflect the financial effects of such acquisition or actions (and if such an agreement is reached, TSAT will, as soon as practicable, resubmit the TSAT Merger Agreement, as amended, to its stockholders for approval and adoption). See "RISK FACTORS--

Investment Company Act Considerations," "THE TSAT MERGER AGREEMENT-- Consideration to be Received in the TSAT Merger" and "THE TSAT MERGER AGREEMENT--Covenants Relating to Business--Investment Company Act Exception." By voting in favor of the Roll-up Proposal, TSAT stockholders are voting in favor of any revision of the TSAT Merger Agreement that would not otherwise require stockholder approval under applicable law, and TSAT will not seek any further approval from TSAT stockholders in connection with any such revision of the TSAT Merger Agreement unless applicable law requires TSAT to seek such approval.

  Ownership of New PRIMESTAR After the TSAT Merger. As a result of the TSAT Merger, stockholders of TSAT at the TSAT Closing will own approximately 34% of the outstanding shares of New PRIMESTAR Common Stock, and the shares of New PRIMESTAR Common Stock then held by TSAT will be cancelled. The ownership of the New PRIMESTAR Common Stock not then held by TSAT at the TSAT Closing will not be affected by the TSAT Merger. See "THE ROLL-UP PLAN--Certain Consequences of the Restructuring Transaction," "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the TSAT Merger" and "THE TSAT MERGER AGREEMENT-- Consideration to be Received in the TSAT Merger."

  Conditions to the TSAT Merger. The respective obligations of the parties to the TSAT Merger Agreement to consummate the TSAT Merger are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) approval of the Roll-up Plan by the requisite vote of TSAT stockholders; (b) occurrence of one of the following (each an "FCC Event"): (i) FCC approval of TSAT's pending application to transfer control of Tempo to New PRIMESTAR, (ii) divestiture of the FCC Permit by TSAT in accordance with TSAT's obligations under the TSAT Tempo Agreement, or (iii) FCC permission to consummate the TSAT Merger without divestiture of the FCC Permit (including pursuant to an agreement to divest the FCC Permit within a specific time period following the TSAT Effective Time); (c) the absence of any legal restraint or prohibition preventing consummation of the TSAT Merger; and (d) receipt of approval for listing on the NASDAQ/NM of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance. In addition, New PRIMESTAR has the right to terminate the TSAT Merger Agreement, and abandon the TSAT Merger, under certain circumstances. In July 1997, TSAT and the other parties to the Roll-up Plan filed Notification and Report Forms under the HSR Act, and the waiting periods under the HSR Act with respect to the transactions described therein, which effectively included both the Restructuring Transaction and the TSAT Merger, have since expired. See "THE TSAT MERGER AGREEMENT--Conditions to the TSAT Merger."

  Covenants. Under the TSAT Merger Agreement, TSAT has agreed, until the TSAT Closing Date, among other things, to conduct its business and operations in the ordinary course, consistent with past practice, to use its commercially reasonable efforts to preserve intact its business organization and, with certain exceptions, to refrain from acquiring any assets or incurring any liabilities, issuing additional shares of its capital stock, amending its charter or bylaws or taking certain other actions. See "THE TSAT MERGER AGREEMENT--Covenants Relating to Business" and "THE TSAT MERGER AGREEMENT-- Additional Covenants."

  The TSAT Merger Agreement provides that, prior to the TSAT Closing Date, TSAT will not initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including without limitation any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the TSAT Merger Agreement, or that could reasonably be expected to have such effect. TSAT has also agreed that neither the TSAT Board nor any committee thereof will approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the preceding sentence. See "THE TSAT MERGER AGREEMENT--Covenants Relating to Business."

  Termination of the TSAT Merger Agreement. The TSAT Merger Agreement may be terminated at any time prior to the TSAT Effective Time, whether before or after adoption thereof by the stockholders of TSAT and/or New PRIMESTAR by (a) the mutual written consent of TSAT and New PRIMESTAR; (b) by New PRIMESTAR at any time after June 30, 1998, on ten days prior written notice to TSAT, if the TSAT Merger has not been consummated on or before June 30, 1998 and no FCC Event has occurred on or before the date of such notice, unless the failure to consummate the TSAT Merger is the result of a wilful and material breach of the TSAT Merger Agreement by New PRIMESTAR; or (c) by either TSAT or New PRIMESTAR on or after the earlier of (x) the 180th day following the first to occur of the FCC Events if the TSAT Merger has not been consummated on or before the end of such 180-day period, and (y) on the 18 month anniversary of the Closing Date (unless the failure to consummate the TSAT Merger is the result of a wilful and material breach of the TSAT Merger Agreement or the TSAT Stockholders Agreement by the party seeking to terminate the TSAT Merger Agreement); provided, however, that the passage of either such period shall be tolled for any part thereof during which either party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the TSAT Merger.

  Accounting Treatment. The TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR. Such acquisition will be accounted for at TSAT's historical cost since (i) the percentage of New PRIMESTAR owned by TSAT prior to consummation of the TSAT Merger will be approximately equal to the percentage of New PRIMESTAR to be owned by TSAT stockholders following consummation of the TSAT Merger and (ii) the TSAT Merger and the Restructuring Transaction are both part of the Roll-up Plan. See the Primary and Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.

FAIRNESS OPINION

  The TSAT Board retained Merrill Lynch & Co. ("Merrill Lynch") to review the fairness, from a financial point of view, to TSAT and its stockholders (other than any stockholders that are affiliates of TSAT) of the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan. On February 6, 1998, Merrill Lynch delivered an oral opinion (which it subsequently confirmed in writing) (the "Merrill Lynch Opinion") to the TSAT Board to the effect that, as of the date thereof, and based upon the assumptions made, matters considered and limits of the review, as set forth in such opinion, the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan, including the consideration to be received by TSAT pursuant to the Restructuring Agreement, the TSAT Tempo Agreement and the TSAT Asset Transfer Agreement and the consideration to be received by TSAT's stockholders pursuant to the TSAT Merger Agreement, taken as a whole, is fair to TSAT and its stockholders (other than any stockholders that are affiliates of TSAT), from a financial point of view. A copy of the Merrill Lynch Opinion, which sets forth the assumptions made, matters considered and the scope of review undertaken in connection therewith, is included as Appendix I to the accompanying Proxy Statement/Prospectus and should be read in its entirety.

REGULATORY MATTERS

  The Restructuring Transaction and the TSAT Merger are subject to the applicable provisions of the HSR Act. In July 1997, TSAT, on behalf of itself and New PRIMESTAR, and the Partnership, Time Warner, Cox Enterprises, Inc. ("Cox Enterprises"), Comcast, Newhouse Broadcasting, US WEST, Inc. and GE each filed the information and material required under the HSR Act with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"). In August 1997, the waiting periods applicable to the transactions described in such filings, which effectively incorporated both the Restructuring Transaction and the TSAT Merger, expired in accordance with the HSR Act. See "THE ROLL-UP PLAN--Regulatory Approvals."

  TSAT believes that consummation of the Restructuring Transaction does not require any FCC approval. However, consummation of the TSAT Merger is conditioned upon, among other things, approval by the FCC of the transfer of control of Tempo and its DBS assets to New PRIMESTAR. On July 18, 1997, TSAT filed an application with the FCC in connection with such transfer to New PRIMESTAR, and pursuant to the Restructuring Agreement, each Restructuring Party has agreed to use its commercially reasonable efforts to respond to requests for information from all governmental entities relating to the Restructuring Transaction and the TSAT Merger, including the FCC. However, no assurance can be given that FCC approval of the transfer of control of Tempo and its DBS assets to New PRIMESTAR will be obtained. See "RISK FACTORS--Risks of Adverse Government Regulations and Adjudications," "REGULATORY MATTERS-- Required FCC Approvals," "THE ROLL-UP PLAN--Background" and "THE ROLL-UP PLAN-- Regulatory Approvals."

BOARD OF DIRECTORS OF NEW PRIMESTAR

  Upon consummation of the Restructuring Transaction, the New PRIMESTAR Board will consist of eleven members, of which the three Class B Directors will be elected by holders of the New PRIMESTAR Class B Common Stock and the six Class C Directors will be elected by holders of the New PRIMESTAR Class C Common Stock, in each case voting as a separate class. Pursuant to a stockholders agreement, initially, of the six Class C Directors, three will be nominated by TWE (and TWE has agreed with Newhouse that of such three, one will be nominated by Newhouse), and one will be nominated by each of Cox, Comcast and MediaOne. The remaining two Common Directors will be nominated by a supermajority vote of the Class B Directors and Class C Directors, and elected by the holders of the New PRIMESTAR Voting Common Stock, voting together as a single class. The number of Class B Directors will decrease as the number of shares of New PRIMESTAR Class B Common Stock outstanding decreases, and the number of Class C Directors will decrease as the number of shares of New PRIMESTAR Class C Common Stock outstanding decreases, in each case in accordance with a schedule set forth in the New PRIMESTAR Charter. The special class rights of the holders of New PRIMESTAR Class B Common Stock and the holders of New PRIMESTAR Class C Common Stock, each voting as a separate class, to elect the Class B Directors and the Class C Directors, respectively, will automatically terminate on the Class C Termination Date. At any time prior to the Class C Termination Date that the maximum number of Class B Directors or Class C Directors is decreased, the number of Common Directors will be correspondingly increased, so that the total number of directors constituting the entire New PRIMESTAR Board remains at eleven. On and after the Class C Termination Date, all members of the New PRIMESTAR Board will be elected by the holders of New PRIMESTAR Voting Common Stock, voting together as a single class. See "RISK FACTORS--Dilution of Voting Rights," "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors," "RELATED AGREEMENTS--Stockholders Agreement" and "RELATED AGREEMENTS--TWE/Newhouse Voting Agreement."

  At the closing of the Restructuring Transaction, 100% of the issued and outstanding shares of New PRIMESTAR Class B Common Stock, and approximately 36% of the issued and outstanding shares of New PRIMESTAR Class A Common Stock, will be owned by TSAT. Accordingly, TSAT will be entitled to elect the three initial Class B Directors. If the TSAT Merger is consummated, each outstanding share of TSAT Series B Common Stock on the TSAT Closing Date will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, each outstanding share of TSAT Series A Common Stock on such date will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and the shares of New PRIMESTAR Common Stock then held by TSAT will be canceled.

MANAGEMENT AND OPERATIONS OF NEW PRIMESTAR

  The corporate headquarters of New PRIMESTAR will be in Englewood, Colorado. A determination with respect to the position of Chief Executive Officer of New PRIMESTAR has not yet been made. It is expected that the New PRIMESTAR Board will name a Chief Executive Officer shortly after the Closing. Jim Gray, the current Chairman and Chief Executive Officer of the Partnership, has indicated a desire to retire from that position during 1998. Mr. Gray will participate in the search for the Chief Executive Officer of New

PRIMESTAR and is expected to assist the New PRIMESTAR Board in transitional matters following the Closing Date. Daniel J. O'Brien, the current President of the Partnership, will be the President and Chief Operating Officer of New PRIMESTAR. Other members of the executive management team will include: Kenneth
G. Carroll, the current Senior Vice President and Chief Financial Officer of TSAT, who will be the Chief Financial Officer of New PRIMESTAR; Marcus O. Evans, the current Senior Vice President and General Counsel of the Partnership, who will be the General Counsel of New PRIMESTAR; Joel Ginsparg, the current Senior Vice President, Technology and Operations of the Partnership, who will be the Senior Vice President, Technology and Operations of New PRIMESTAR; Christopher Sophinos, the current President of TSAT, who will be the Senior Vice President, Sales and Distribution of New PRIMESTAR; and Denny Wilkinson, the current Senior Vice President, Marketing and Programming of the Partnership, who will be the Senior Vice President, Marketing and Programming of New PRIMESTAR. See "THE ROLL-UP PLAN--Management and Operations of New PRIMESTAR" and "MANAGEMENT OF NEW PRIMESTAR."

COMPARISON OF STOCKHOLDERS' RIGHTS

  TSAT and New PRIMESTAR are each incorporated in Delaware. Stockholders of TSAT, whose rights as stockholders are currently governed by the TSAT Charter and TSAT's Bylaws (the "TSAT Bylaws") and by Delaware law, will, upon consummation of the TSAT Merger, become stockholders of New PRIMESTAR, and their rights as such will be governed by the New PRIMESTAR Charter and the New PRIMESTAR Bylaws and will continue to be governed by Delaware law. The New PRIMESTAR Charter and the New PRIMESTAR Bylaws contain significant differences from the TSAT Charter and the TSAT Bylaws, including, without limitation, (i) provisions in the New PRIMESTAR Charter that authorize the issuance of the New PRIMESTAR Class C Common Stock and set forth the voting rights, conversion rights and other terms thereof, (ii) provisions in the New PRIMESTAR Charter that provide for the New PRIMESTAR Board to consist of Class B Directors elected by the holders of the New PRIMESTAR Class B Common Stock, Class C Directors elected by the holders of the New PRIMESTAR Class C Common Stock and Common Directors elected by the holders of the New PRIMESTAR Voting Common Stock, voting together as a single class, and (iii) provisions in the New PRIMESTAR Charter that provide that the affirmative vote of the holders of a majority of the outstanding shares of New PRIMESTAR Class B Common Stock and 83% of the outstanding shares of New PRIMESTAR Class C Common Stock, each voting as a separate class, will be required to approve certain actions by New PRIMESTAR, including all charter amendments (subject to certain limited exceptions) and certain substantive bylaw amendments, mergers and consolidations, the sale of all or substantially all of the assets of New PRIMESTAR, dissolution, certain stock issuances and the voluntary bankruptcy of New PRIMESTAR. See "RISK FACTORS--Dilution of Voting Rights" and "COMPARISON OF STOCKHOLDERS' RIGHTS."

REASONS FOR THE ROLL-UP PLAN; RECOMMENDATION OF THE TSAT BOARD

  THE TSAT BOARD HAS UNANIMOUSLY APPROVED THE ROLL-UP PLAN, INCLUDING THE TERMS OF THE RESTRUCTURING AGREEMENT, THE TSAT ASSET TRANSFER AGREEMENT AND THE TSAT MERGER AGREEMENT, HAS DETERMINED THAT THE ROLL-UP PLAN IS ADVISABLE AND FAIR AND IN THE BEST INTERESTS OF TSAT AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT TSAT STOCKHOLDERS VOTE FOR APPROVAL OF THE ROLL-UP PROPOSAL. In reaching its decision to approve the Roll-up Plan and to recommend that TSAT's stockholders vote to approve the Roll-up Proposal, the TSAT Board considered the following factors: (i) industry and market conditions, including the increasing competition in the multichannel television services business, including competition from other satellite services providers and cable operators; (ii) the terms of the Restructuring Agreement, the TSAT Asset Transfer Agreement and the TSAT Merger Agreement, including the consideration to be received by TSAT in the Restructuring Transaction and by TSAT stockholders in the TSAT Merger; (iii) the opportunity for TSAT (and, following the TSAT Merger, TSAT stockholders) to participate, as holders of New PRIMESTAR Common Stock, in a national provider of satellite television services with a cohesive, national focus, and to do so by means of a transaction that is designed to be tax-free to TSAT (and, following the TSAT Merger, TSAT stockholders); and (iv) the opinion of Merrill Lynch as to the fairness, from a financial point of view, of the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan. See "THE ROLL-UP PLAN--TSAT Fairness Opinion." For a discussion of the interests of certain members of the TSAT Board in the Roll-up Plan, see "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan."

  In addition, TSAT and each of the other parties to the Restructuring Agreement believes that the Restructuring Transaction will benefit the PRIMESTAR(R) digital satellite business currently owned and operated on a decentralized basis by the Partnership, and by TSAT and the other Distributors by (i) providing increased access to capital markets to finance growth prospects, (ii) facilitating the implementation of a national sales strategy for the PRIMESTAR(R) service with consistent programming, packages and pricing,
(iii) enhancing PRIMESTAR(R)'s expansion into more retail distribution channels, and (iv) providing increased agility to compete in a rapidly changing marketplace by nationalizing the local business units of the PRIMESTAR(R) Distributors. Consummating the Restructuring Transaction without waiting for the FCC to render its decision on the transfer of control of Tempo from TSAT to New PRIMESTAR allows TSAT and the other Restructuring Parties to realize these benefits even if such approval is not obtained. However, TSAT and New PRIMESTAR will both be able to operate more efficiently as a combined company, and by proceeding with the TSAT Merger after the regulatory issues have been resolved (subject to the conditions set forth in the TSAT Merger Agreement), TSAT stockholders will be able to realize these benefits directly rather than through a holding company. See "THE ROLL-UP PLAN--Reasons for the Roll-up Plan; Recommendation of the TSAT Board," "RISK FACTORS-- Risks Associated with Holding Company Structure," "RISK FACTORS--Investment Company Act Considerations" and "RISK FACTORS--Risks of Failure to Consummate the TSAT Merger."

ABSENCE OF APPRAISAL RIGHTS

  Holders of TSAT Common Stock are not entitled to appraisal rights under Delaware law in connection with the transactions contemplated by the Roll-up Plan, with respect to any of their shares of TSAT Common Stock. See "THE ROLL-UP PLAN--Absence of Appraisal Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The TSAT Asset Transfer is expected to be treated for U.S. federal income tax purposes as a tax-free exchange. Accordingly, subject to the qualifications set forth under "THE ROLL-UP PLAN--Certain Federal Income Tax Consequences," no gain or loss will be recognized by TSAT except for the possibility that gain or income may be recognized by TSAT in connection with the assumption of TSAT's outstanding debt. In addition, assuming that the TSAT Merger is consummated pursuant to the TSAT Merger Agreement as described herein, TSAT believes that the TSAT Merger will qualify as a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and, subject to the qualifications set forth under "THE ROLL-UP PLAN--Certain Federal Income Tax Consequences," no gain or loss will be recognized by TSAT or by TSAT stockholders as a result of the TSAT Merger. A holder of TSAT Common Stock whose shares of TSAT Common Stock are exchanged in the TSAT Merger for shares of New PRIMESTAR Common Stock will not recognize gain or loss upon such exchange.

RELATED AGREEMENTS

  Stockholders Agreement. Pursuant to the Restructuring Agreement, each of the Class C Stockholders, the Specified Class B Stockholders (as defined below), GE Americom and New PRIMESTAR will enter into a Stockholders Agreement (the "Stockholders Agreement") on the Closing Date, which will provide for, among other things, certain provisions relating to the nomination of directors to the New PRIMESTAR Board and certain voting agreements, transfer restrictions, conversion restrictions, rights of first refusal and other rights and obligations of the Class C Stockholders, the Specified Class B Stockholders and GE Americom in connection with their respective shares of New PRIMESTAR Common Stock. The term of the Stockholders Agreement will be ten years. As used herein, the term "Specified Class B Stockholders" means (i) prior to the TSAT Merger, TSAT (and for certain purposes, John C. Malone), and (ii) after the TSAT Merger, John C. Malone (and, under certain circumstances, certain other holders of New PRIMESTAR Class B Common Stock). Although immediately following the Closing of the Restructuring Transaction, Dr. Malone will not own directly any shares of New PRIMESTAR Class B Common Stock (all of which will be owned by TSAT), he will nevertheless execute the Stockholders Agreement on the Closing Date as a Specified Class B Stockholder and be entitled to exercise certain rights thereunder, including the rights of first refusal. See "RISK FACTORS-- Control of New PRIMESTAR by Principal Stockholders," "RELATED AGREEMENTS-- Stockholders Agreement" and Appendix G to this Proxy Statement/Prospectus, which contains the complete text of the form of Stockholders Agreement.

  Registration Rights Agreement. Pursuant to the Restructuring Agreement, at the Closing, a registration rights agreement (the "Registration Rights Agreement") will be entered into among New PRIMESTAR, TSAT, the Class C Stockholders, GE Americom and John C. Malone. The Registration Rights Agreement will provide that each of the Class C Stockholders, the Specified Class B Stockholders, GE Americom, respectively, and their respective affiliates, will have certain rights, under specific circumstances and subject to certain conditions and exceptions, to require New PRIMESTAR to register under the Securities Act all or any portion of their respective shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock. See "RELATED AGREEMENTS--Registration Rights Agreement."

  TWE/Newhouse Voting Agreement. Pursuant to the Restructuring Agreement, at the Closing, a voting agreement will be entered into between TWE and Newhouse (the "TWE/Newhouse Voting Agreement") with respect to all shares of New PRIMESTAR Class C Common Stock issued to Newhouse pursuant to the Restructuring Transaction, any shares of New PRIMESTAR Class C Common Stock or New PRIMESTAR Class B Common Stock acquired in accordance with specified provisions of the Stockholders Agreement and any securities of New PRIMESTAR or any other entity that may be issued to Newhouse in respect of such shares. The term of the TWE/Newhouse Voting Agreement will be ten years. The TWE/Newhouse Voting Agreement will provide, among other things, that, during the period commencing on the Effective Date and ending on the date that TWE and its affiliates collectively hold of record less than 10% of the shares of New PRIMESTAR Class C Common Stock held by TWE on the Effective Date (the "TWE/Newhouse Voting Period"), (i) Newhouse will vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all such shares and securities as directed by TWE in its sole and absolute discretion, and (ii) TWE will nominate one person chosen by Newhouse to serve on the New PRIMESTAR Board as a Class C Director, subject to certain conditions, and TWE will vote (or cause to be voted) all of its shares of New PRIMESTAR Class C Common Stock and all of Newhouse's shares subject to the TWE/Newhouse Voting Agreement as to which TWE has voting control in favor of the election of such nominee to the New PRIMESTAR Board. In addition, the TWE/Newhouse Voting Agreement will provide for certain transfer restrictions with respect to the New PRIMESTAR Class C Common Stock held by Newhouse and will give Newhouse certain rights of first refusal, prior to any other Class C Stockholder, any Specified Class B Stockholder or GE Americom, with respect to shares of New PRIMESTAR Class C Common Stock held by TWE, subject to certain conditions. See "RELATED AGREEMENTS--TWE/Newhouse Voting Agreement."

  Reimbursement Agreements. Prior to entering into the Restructuring Agreement, affiliates of each of the Partners (or, in the case of TSAT, affiliates of TCI) other than GEAS provided letters of credit (collectively, the "PRIMESTAR Letters of Credit") to secure certain obligations of the Partnership under (i) the Amended and Restated Memorandum of Agreement, effective as of October 18, 1996, between the Partnership and GE Americom (the "GE-2 Agreement"), which provides for the Partnership's use of transponders on GE-2, the medium power satellite currently used to provide the PRIMESTAR(R) service ("GE-2"), and (ii) the bank credit facility (the "PRIMESTAR Credit Facility") that was obtained by the Partnership to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites. In connection with the Restructuring Transaction, New PRIMESTAR will enter into a reimbursement agreement with each of TWE, Comcast, Cox and MediaOne (collectively, the "Reimbursement Agreements"), which will provide for, among other things, the assumption by New PRIMESTAR of all the obligations of such party under its respective PRIMESTAR Letters of Credit and the existing reimbursement agreements and/or other existing documentation between such party and the issuing bank relating to such PRIMESTAR Letters of Credit, including all existing and future payment obligations of such party thereunder, and the indemnification by New PRIMESTAR of such party for any and all losses, claims, damages, liabilities, deficiencies, obligations, costs and expenses of such party relating thereto. In addition, pursuant to the TSAT Asset Transfer Agreement, New PRIMESTAR will assume the rights and obligations of TSAT under the Indemnification Agreements between TSAT and the affiliates of TCI that issued PRIMESTAR Letters of Credit, which include reimbursement obligations in favor of such TCI affiliates with respect to such PRIMESTAR Letters of Credit on substantially the same terms as the Reimbursement Agreements. Each of TWE, Comcast, Cox, MediaOne and TCI (or their respective affiliates) will be paid a fee to be negotiated in consideration of their agreement to maintain such PRIMESTAR Letters of Credit outstanding for a period of time following the Closing Date. SEE "RELATED AGREEMENTS--Reimbursement Agreements," and "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI-- Indemnification Agreements."

  Guarantee Agreement. In connection with the execution and delivery of the Restructuring Agreement by the parties thereto, US WEST Media Group, Inc. ("US West"), the parent of MediaOne, entered into a guarantee agreement, dated as of February 6, 1998, for the benefit of such parties (the "Guarantee Agreement"). The Guarantee Agreement provides for, among other things, the absolute, irrevocable and unconditional guarantee of US West, as principal and not as surety, in respect of (i) the due and punctual payment of all monetary obligations payable by MediaOne pursuant to the Restructuring Agreement, the Asset Transfer Agreement to which MediaOne is a party, the Stockholders Agreement and the Registration Rights Agreement (collectively, the "MediaOne Transaction Documents"), (ii) the full and complete performance of all covenants, agreements, duties and obligations of MediaOne pursuant to each MediaOne Transaction Document, as if US West were party thereto (in place of MediaOne), and (iii) the accuracy of the representations and warranties made by MediaOne in each MediaOne Transaction Document. See "RELATED AGREEMENTS-- Guarantee Agreement."

  Letter Agreement. In connection with the execution and delivery of the Restructuring Agreement by the parties thereto, John C. Malone entered into a letter of agreement, dated February 6, 1998, for the benefit of such parties (the "Letter Agreement"). The Letter Agreement provides for, among other things, the agreement of Dr. Malone to enter into the Stockholders Agreement and the Registration Rights Agreement at the Closing of the Restructuring Transaction, to cooperate in good faith in the preparation of the Registration Statement and this Proxy Statement/Prospectus, including the provision to TSAT and New PRIMESTAR of information regarding Dr. Malone required to be included therein, and to use reasonable efforts to respond to any request for information relating to the Restructuring Transaction by a governmental entity. See "RELATED AGREEMENTS--Letter Agreement."

  Agency Agreements. Pursuant to the Restructuring Agreement, at the Closing, New PRIMESTAR will enter into a transition period agency agreement with each Class C Stockholder (or their respective affiliates), pursuant to which each such party will be designated as a servicing agent in assigned non-exclusive territories with respect to New PRIMESTAR's medium power PRIMESTAR(R) subscribers, for a period of up to six months following the Closing (collectively, the "Transition Period Agency Agreements"). In addition, each Class C Stockholder and TCI (or their respective affiliates) will have the right to enter into an agency agreement with New PRIMESTAR pursuant to which such party will act as a non-exclusive retail sales and servicing agent of any stand-alone retail high power PRIMESTAR(R) programming service (collectively, the "HP Agency Agreements"). Pursuant to the Restructuring Agreement, each Class C Stockholder and TCI (or their respective affiliates) will also have a right to enter into non-exclusive sales agency agreements pursuant to which such party will act as a non-exclusive retail sales agent of (i) the PRIMESTAR(R) medium power programming service, or (ii) at any time that such party is not a party to an HP Agency Agreement, any stand-alone retail high power PRIMESTAR(R) programming service (collectively, the "Sales Agency Agreements"). Both the HP Agency Agreements and any Sales Agency Agreements will have an initial term of ten years. See "RELATED AGREEMENTS--Agency Agreements."

  TSAT Tempo Agreement. In connection with the execution and delivery of the Restructuring Agreement, TSAT and New PRIMESTAR entered into the TSAT Tempo Agreement dated as of February 6, 1998 (the "TSAT Tempo Agreement"), pursuant to which, among other things, TSAT granted to New PRIMESTAR (together with its successors and assigns, the "Option Holder") the exclusive and irrevocable option (the "Tempo Sale Option"), exercisable at any time during the term of the TSAT Tempo Agreement, on the terms and subject to the conditions set forth in the TSAT Tempo Agreement, upon receipt of FCC approval of the transfer of control of Tempo to New PRIMESTAR (including approval of a transfer in anticipation of a subsequent sale), to purchase from TSAT (at the Option Holder's election) either (x) all the issued and outstanding shares of capital stock of Tempo or (y) all the rights, title and interests of TSAT in, to and under the Tempo Assets (as defined below), in either case for an aggregate purchase price equal to $2.5 million plus, in the case of (y), the assumption by the Option Holder of all obligations and liabilities of Tempo in respect of the Tempo Assets, other than those incurred in violation of the TSAT Tempo Agreement (either such transaction being referred to herein as the "Tempo Sale"). If the Option Holder exercises the Tempo Sale Option and elects to consummate the Tempo Sale via clause (y) above, then TSAT will liquidate Tempo immediately prior to the closing of the Tempo Sale. The Option Holder, in its sole discretion, is entitled to assign the TSAT Tempo Agreement and New PRIMESTAR's rights, interests and obligations thereunder at any time. "Tempo Assets" means (i) the FCC Permit, (ii) the Tempo Satellites, (iii) the Satellite Construction Agreement, and (iv) all rights, claims and causes of action under the Satellite Construction Agreement, all insurance claims in respect of the Tempo Satellites, and Tempo's rights under the Tempo Option Agreement. See "RELATED AGREEMENTS--TSAT Tempo Agreement" and Appendix C to this Proxy Statement/Prospectus, which contains the complete text of the TSAT Tempo Agreement.

  TSAT Stockholders Agreement. In connection with the execution and delivery of the Restructuring Agreement, TSAT, John C. Malone and New PRIMESTAR entered into a stockholders agreement dated as of February 6, 1998 (the "TSAT Stockholders Agreement"), which provides, among other things, that until the termination of the TSAT Merger Agreement, each TSAT Stockholder (as defined below) will vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of TSAT Common Stock held of record or beneficially owned by such TSAT Stockholder and all shares of TSAT Common Stock as to which such TSAT Stockholder has voting control (1) in favor of the TSAT Merger Agreement and the transactions contemplated thereby and (2) except for the transactions contemplated by the TSAT Merger Agreement, against any merger, acquisition, consolidation or similar transaction that would adversely affect the transactions contemplated by the TSAT Merger Agreement, or any amendment of the TSAT Charter or the TSAT Bylaws, without the prior written consent of New PRIMESTAR. In addition, until the termination of the TSAT Merger Agreement, each TSAT Stockholder has agreed not to convert any of its shares of TSAT Series B Common Stock into shares of TSAT Series A Common Stock or to transfer any of its shares of TSAT Common Stock, except to a permitted transferee (as specified in the TSAT Stockholders Agreement) of such TSAT Stockholder that becomes a party to the TSAT Stockholders Agreement as a TSAT Stockholder and to the Stockholders Agreement as a potential Specified Class B Stockholder. Each TSAT Stockholder has also agreed, until the earliest to occur of (i) consummation of the TSAT Merger, (ii) consummation of the transactions contemplated by the TSAT Tempo Agreement and (iii) termination of the TSAT Tempo Agreement, to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of TSAT Common Stock held of record or beneficially owned by such TSAT Stockholder and all shares of TSAT Common Stock as to which such TSAT Stockholder has voting control, in favor of the TSAT Tempo Agreement and the transactions contemplated thereby. "TSAT Stockholder" means (i) Dr. Malone for so long as he holds of record or beneficially owns or has voting control of any TSAT Common Stock (or has an affiliate holding TSAT Common Stock pursuant to specified provisions of the TSAT Stockholders Agreement) and (ii) each permitted transferee (as specified in the TSAT Stockholders Agreement) that acquires record or beneficial ownership or voting control of any TSAT Common Stock from a TSAT Stockholder, as long as such permitted transferee holds of record, beneficially owns or has voting control of any TSAT Common Stock; provided that such permitted transferee becomes a party to the TSAT Stockholders Agreement in accordance therewith. See "RELATED AGREEMENTS--TSAT Stockholders Agreement" and Appendix D to this Proxy Statement/ Prospectus, which contains the complete text of the TSAT Stockholders Agreement.

FINANCING IN CONNECTION WITH THE RESTRUCTURING TRANSACTION

  If the Restructuring Transaction had occurred on September 30, 1997, the total amount of funds required to be paid by New PRIMESTAR to the Restructuring Parties other than TSAT as cash consideration (or assumption of debt in lieu of cash consideration) in the Restructuring Transaction would have been approximately $464 million, comprising (i) approximately $136 million in cash to be paid in the aggregate to Cox and MediaOne and (ii) approximately $328 million of debt to be assumed by New PRIMESTAR in the aggregate in respect of TWE and Newhouse (collectively), Comcast and GE Americom. In addition, New PRIMESTAR would have assumed indebtedness of TSAT and the Partnership aggregating approximately $921 million if the Restructuring Transaction had occurred on September 30, 1997. See "RISK FACTORS--Substantial Leverage; Additional Indebtedness Likely" and "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT." The actual cash consideration to be paid to, or debt to be assumed in respect of, such parties will be based on, among other things, subscriber counts and TSAT's debt balance at the Closing Date. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction."

  In order to fund such cash consideration and repay the debt to be assumed by New PRIMESTAR from the Restructuring Parties other than TSAT, New PRIMESTAR intends (i) to assume the amended and/or refinanced senior secured reducing revolving credit facility of TSAT that, subject to TSAT's compliance with certain covenants and conditions, currently provides for aggregate commitments of up to $750 million (the "Bank Credit Facility"), (ii) to enter into a credit facility with one or more investment banks or other financial institutions (the "Interim Credit Facility"), and (iii) to seek additional long-term debt financing through an offering (the "New Notes Offering") of senior subordinated promissory notes (the "New Notes"), as soon as practicable after the Closing, subject to market conditions and other factors. No assurances can be given that the Interim Credit Facility, or the amendment and/or refinancing of the Bank Credit Facility, will be completed successfully, or that the proceeds from such facilities will be sufficient for New PRIMESTAR to fund such cash consideration, and to repay the debt to be assumed by New PRIMESTAR from the Restructuring Parties other than TSAT in full in accordance with the Restructuring Agreement. No assurance can be given that the New Notes Offering will be completed successfully, or that the proceeds from the New Notes Offering will be sufficient to repay all amounts borrowed or assumed by New PRIMESTAR under the Interim Credit Facility and the amended and/or refinanced Bank Credit Facility. If New PRIMESTAR is unable to repay such amounts with the proceeds of the New Notes Offering, New PRIMESTAR could be adversely affected. See "RISK FACTORS--Substantial Leverage; Additional Indebtedness Likely" and "THE ROLL-UP PLAN--Financing in Connection with the Restructuring Transaction."

THE TSAT NONEMPLOYEE DIRECTOR PLAN

  At the Meeting, the holders of TSAT Common Stock will also be asked to approve and adopt the TSAT Nonemployee Director Plan, which allows for the issuance of up to 500,000 shares of TSAT Common Stock to nonemployee directors of TSAT, and to approve all grants thereunder. The TSAT Board believes that the TSAT Nonemployee Director Plan is in the best interests of TSAT and its stockholders because it will, among other things, assist TSAT in retaining its independent directors prior to the consummation of the TSAT Merger. Approval of the TSAT Nonemployee Director Plan Proposal is not a condition to consummation of the Roll-up Plan or any part thereof. See "PROPOSAL TO APPROVE THE TSAT 1997 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN" and Appendix J to this Proxy Statement/Prospectus, which contains the complete text of the TSAT Nonemployee Director Plan.

RISK FACTORS

  In reviewing this Proxy Statement/Prospectus, TSAT stockholders should carefully consider the matters described under the heading "RISK FACTORS" beginning on page 29.

MARKET PRICE DATA

  TSAT. The TSAT Series A Common Stock and the TSAT Series B Common Stock trade on the National Market tier of The Nasdaq Stock Market under the symbols "TSATA" and "TSATB," respectively. The following table sets forth the range of high and low sale prices reported on the NASDAQ/NM for the periods indicated for the TSAT Series A Common Stock and the TSAT Series B Common Stock. The prices have been rounded up to the nearest eighth and do not include retail markups, markdowns or commissions.

                           TSAT SERIES A COMMON STOCK

                                                                    HIGH   LOW
                                                                   ------ ------
Year ended December 31, 1996:
  Fourth Quarter (beginning December 5, 1996*).................... 13 1/8  9 7/8
Year ended December 31, 1997:
  First Quarter................................................... 10 1/2  6 7/8
  Second Quarter.................................................. 10 3/4  5 3/4
  Third Quarter...................................................  9 1/4  6 3/8
  Fourth Quarter..................................................  8 3/4  5 3/4

                           TSAT SERIES B COMMON STOCK

                                                                    HIGH   LOW
                                                                   ------ ------
Year ended December 31, 1996:
  Fourth Quarter (beginning December 5, 1996*).................... 13     10
Year ended December 31, 1997:
  First Quarter................................................... 11      7 1/2
  Second Quarter.................................................. 11 3/8  6 5/8
  Third Quarter...................................................  9 1/2  6 1/2
  Fourth Quarter..................................................  8      5 3/4

--------
* The first day of trading following the TSAT Spin-off.

  On June 10, 1997, the last full trading day prior to the public announcement of the Roll-up Plan, the last reported sale prices on the NASDAQ/NM for shares of TSAT Series A Common Stock and TSAT Series B Common Stock were $9 and $9 1/8 per share, respectively. On February 6, 1998, the last full trading day before the date of this Proxy Statement/Prospectus, the last reported sale prices on the NASDAQ/NM for shares of TSAT Series A Common Stock and TSAT Series B Common Stock were $6 and $5 1/4 per share, respectively. The foregoing prices have been rounded up to the nearest eighth.

  New PRIMESTAR. There is currently no public market for any class or series of New PRIMESTAR capital stock. It is anticipated that, if the TSAT Merger is consummated, the New PRIMESTAR Class A Common Stock and the New PRIMESTAR Class B Common Stock will trade on the NASDAQ/NM under the symbols "PSTRA" and "PSTRB," respectively.

DIVIDEND POLICY

  TSAT has never declared or paid cash dividends on TSAT Common Stock. TSAT anticipates that no cash dividends will be paid on the TSAT Common Stock in the foreseeable future. Payment of cash dividends on the TSAT Common Stock, if any, in the future will be determined by the TSAT Board in light of TSAT's earnings, financial condition and other relevant considerations. Following the Restructuring Transaction and prior to the TSAT Merger, TSAT will be a holding company and, as such, TSAT's ability to pay cash dividends will be dependent on its ability to receive cash dividends and advances from its subsidiaries and New PRIMESTAR. Moreover, during the term of the TSAT Merger Agreement, TSAT will be subject to the covenants provided for therein, including TSAT's agreement not to, and to cause each of its subsidiaries not to, declare, set aside or pay any dividend with respect to any shares of its capital stock.

  Any future payments of dividends by New PRIMESTAR will depend on decisions that will be made by the New PRIMESTAR Board from time to time in the exercise of its business judgment, taking into account, among other things, New PRIMESTAR's results of operations and financial condition, any then existing or proposed commitments by New PRIMESTAR for the use of available funds, and New PRIMESTAR's obligations with respect to the holders of any then outstanding indebtedness or preferred stock. TSAT anticipates that New PRIMESTAR will retain future earnings for use in its business and will not pay any dividends on New PRIMESTAR Common Stock in the foreseeable future.

  On December 31, 1996, TSAT entered into the Bank Credit Facility, which provides for aggregate commitments of up to $750 million, subject to TSAT's compliance with certain covenants and conditions. TSAT expects that the Bank Credit Facility will be amended and/or refinanced in connection with the Closing of the Restructuring Transaction. In February 1997, TSAT issued $200 million aggregate principal amount of 10 7/8% Senior Subordinated Notes (the "Senior Subordinated Notes") and $275 million aggregate principal amount at maturity of 12 1/4% Senior Subordinated Discount Notes (the "Senior Subordinated Discount Notes" and, together with the Senior Subordinated Notes, the "Notes"), under indentures dated as of February 20, 1997 (the "Indentures"), between TSAT and The Bank of New York, as trustee. The Bank Credit Facility and the Indentures, both of which will be assumed by New PRIMESTAR in connection with the Restructuring Transaction, contain, and the New Notes and the Interim Credit Facility are expected to contain, restrictions with respect to the payment of dividends. See "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT." In addition, if the ASkyB Transaction is consummated, the holders of the New PRIMESTAR Convertible Preferred Stock and the New PRIMESTAR Convertible Subordinated Notes will be entitled to receive all cumulative dividend payments and interest payments payable under such securities before any dividends can be paid on the New PRIMESTAR Common Stock. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Preferred Stock--Convertible Preferred Stock." In addition, New PRIMESTAR may in the future issue additional debt securities or preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on the New PRIMESTAR Common Stock. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of TSAT included elsewhere herein, "THE ASKYB TRANSACTION" and "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK."

CERTAIN COMPARATIVE PER SHARE DATA

  The following table sets forth certain comparative data related to book value and loss per common share (i) on a historical basis for TSAT, (ii) on a pro forma basis for TSAT after giving effect to the Restructuring Transaction,
(iii) on a pro forma basis for New PRIMESTAR after giving effect to the indicated transactions and (iv) on a pro forma equivalent basis for TSAT after giving effect to the indicated transactions. The pro forma information shown is derived from the Primary and Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR included elsewhere herein, which give effect to the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction as if such events had occurred as of September 30, 1997 with respect to the pro forma balance sheet data. The pro forma operating data give effect to the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction as if such events had occurred as of January 1, 1996. The information shown below should be read in conjunction with the Primary and Supplemental Condensed Pro Forma Combined Financial Statements and notes thereto of New PRIMESTAR, and the historical financial statements and notes thereto of TSAT, included elsewhere herein. The following information also should be read in conjunction with the description of the New PRIMESTAR Common Stock set forth under "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock." TSAT did not pay any cash dividends on the TSAT Common Stock during the nine months ended September 30, 1997 or during the year ended December 31, 1996.

                                                           ROLL-UP PLAN
                                            ----------------------------------------------------
                                                                    PRO FORMA FOR
                                                              RESTRUCTURING TRANSACTION
                                                                   AND TSAT MERGER
                                                              ----------------------------------
                                                  TSAT
                          TSAT                  PRO FORMA
                  ----------------------    FOR RESTRUCTURING    NEW                   TSAT
                  HISTORICAL   PRO FORMA       TRANSACTION    PRIMESTAR           EQUIVALENT(1)
                  ----------   ---------    ----------------- -------------       --------------
Book value per
 common share as
 of September
 30, 1997.......    $ 3.11      $   --           $ 6.48        $        6.08(2)              $2.07
Net loss
 attributable to
 common
 stockholders
 per common and
 common
 equivalent
 share:
Nine months
 ended
 September 30,
 1997...........    $(2.50)(3)  $   --           $(1.95)(3)           $(1.83)(4)      $       (.62)
Year ended
 December 31,
 1996...........    $   --      $(2.11)(5)       $(2.02)(5)           $(1.89)(4)      $       (.64)
                         PRO FORMA FOR
                  RESTRUCTURING TRANSACTION,
                        TSAT MERGER AND
                       ASKYB TRANSACTION
                  -------------------------------------
                      NEW                  TSAT
                   PRIMESTAR           EQUIVALENT(1)
                  ------------------- -----------------
Book value per
 common share as
 of September
 30, 1997.......   $        6.08 (2)      $       2.07
Net loss
 attributable to
 common
 stockholders
 per common and
 common
 equivalent
 share:
Nine months
 ended
 September 30,
 1997...........          $(2.00)(4)      $       (.68)
Year ended
 December 31,
 1996...........          $(2.12)(4)      $       (.72)

--------
(1) TSAT pro forma equivalents are determined by multiplying the New PRIMESTAR pro forma amounts by the approximate 34% interest that holders of TSAT Common Stock would have had in New PRIMESTAR Common Stock if the indicated transactions had been consummated on September 30, 1997.
(2) The New PRIMESTAR pro forma book value per share data is based upon 197.5 million shares of New PRIMESTAR Common Stock. Such amount represents the number of shares that would have been outstanding if the indicated transactions had occurred on September 30, 1997.
(3) The historical net loss per share and the pro forma net loss per share for the Restructuring Transaction is based on 66,642,359 weighted average shares of TSAT Common Stock outstanding during the nine months ended September 30, 1997.
(4) The New PRIMESTAR pro forma net loss per share data is based upon 197.5 million weighted average shares of New PRIMESTAR Common Stock. Such weighted average share amount assumes that the estimated number of shares of New PRIMESTAR Common Stock that would have been issued if the indicated transactions had occurred on September 30, 1997, had been outstanding since January 1, 1996.
(5) On the TSAT Spin-off Date, TSAT issued 66,407,608 shares of TSAT Common Stock. The pro forma net loss per share assumes 66,408,025 weighted average shares of TSAT Common Stock were issued and outstanding during the year ended December 31, 1996.

SUMMARY FINANCIAL AND OTHER DATA--HISTORICAL

  The following table presents summary financial data relating to (a) the historical financial position as of September 30, 1997 of (i) TSAT, (ii) the PRIMESTAR(R) distribution businesses of the other Distributors (Time Warner Satellite Services Group, a combination of the DBS operations conducted by TWE and the Time Warner Entertainment--Advance/Newhouse Partnership ("TWEAN"), a joint venture between TWE and Newhouse (collectively, "TWSSI"), Cox Communications, Inc.--Direct Broadcast Satellite Business ("Cox Satellite"), Comcast Satellite and MediaOne, Inc.--Direct Broadcast Satellite Business ("MediaOne Satellite")) and (iii) the Partnership, and (b) the historical results of operations of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership for the nine months ended September 30, 1997 and the year ended December 31, 1996. The historical financial data for the year ended December 31, 1996 has been derived from the respective audited financial statements of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership. The historical data as of, and for the nine months ended, September 30, 1997 has been derived from unaudited information. The following information should be read in conjunction with the "SELECTED FINANCIAL DATA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership and is qualified in its entirety by reference to the Primary and Supplemental Condensed Pro Forma Combined Financial Statements and notes thereto of New PRIMESTAR, and the historical financial statements and notes thereto of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership, included elsewhere herein. Such historical financial statements present historical financial information with respect to TSAT, the Partnership and the PRIMESTAR Assets and Partnership Interests of each of TWE, Newhouse, Comcast, Cox and MediaOne, which assets, together with the Partnership Interest indirectly held by GE, will be consolidated into New PRIMESTAR pursuant to the Restructuring Transaction.

                                     NINE MONTHS ENDED SEPTEMBER 30, 1997
                         --------------------------------------------------------------
                                                 COX     COMCAST  MEDIAONE
                           TSAT      TWSSI    SATELLITE SATELLITE SATELLITE PARTNERSHIP
                         ---------  --------  --------- --------- --------- -----------
                                             AMOUNTS IN THOUSANDS
SUMMARY OPERATING DATA
Revenue(1).............. $ 406,072   276,158    78,773    81,057    77,955    450,973
Operating, selling,
 general
 and administrative.....  (351,405) (226,894)  (70,732)  (71,826)  (65,591)  (480,302)
Depreciation and
 amortization...........  (177,415)  (48,724)  (31,041)  (21,248)  (18,875)    (2,856)
                         ---------  --------   -------   -------   -------   --------
Operating income
 (loss).................  (122,748)      540   (23,000)  (12,017)   (6,511)   (32,185)
Interest expense........   (33,965)  (20,637)   (8,034)  (11,481)   (4,591)   (13,130)
Share of losses of the
 Partnership............   (11,610)  (11,424)   (4,259)   (4,352)   (4,886)       --
Other, net..............     1,779    (1,097)     (388)      232      (123)     1,453
                         ---------  --------   -------   -------   -------   --------
Loss before income
 taxes..................  (166,544)  (32,618)  (35,681)  (27,618)  (16,111)   (43,862)
Income tax benefit......       --        --     12,621       --      6,047        --
                         ---------  --------   -------   -------   -------   --------
Net loss................ $(166,544)  (32,618)  (23,060)  (27,618)  (10,064)   (43,862)
                         =========  ========   =======   =======   =======   ========
OTHER DATA
Operating Cash Flow
 (deficit)(2)........... $  59,274    49,264     8,041     9,231    12,364    (29,329)
Capital expenditures.... $ 156,510   100,348    47,042    57,916    39,467     19,309

                                                                   (continued)

                                                                  YEAR ENDED DECEMBER 31, 1996
                                                  ---------------------------------------------------------------
                                                                           COX     COMCAST  MEDIAONE
                                                     TSAT      TWSSI    SATELLITE SATELLITE SATELLITE PARTNERSHIP
                                                  ----------  --------  --------- --------- --------- -----------
                                                                      AMOUNTS IN THOUSANDS
SUMMARY OPERATING DATA
Revenue(1)......................................  $  417,461   277,083    68,291    65,574    68,879    412,999
Operating, selling, general and administrative..    (410,390) (241,566)  (66,146)  (62,021)  (60,107)  (426,561)
Depreciation and amortization...................    (191,355)  (45,449)  (21,704)  (17,956)  (14,740)    (3,261)
                                                  ----------  --------   -------   -------   -------   --------
 Operating loss.................................    (184,284)   (9,932)  (19,559)  (14,403)   (5,968)   (16,823)
Interest expense................................      (2,023)  (20,921)   (6,898)   (8,442)  (11,914)      (737)
Share of losses of the Partnership..............      (3,275)   (5,314)   (1,397)   (1,647)   (1,830)        --
Other, net......................................       3,641    (1,054)     (151)      126       (87)     1,858
                                                  ----------  --------   -------   -------   -------   --------
 Loss before income taxes.......................    (185,941)  (37,221)  (28,005)  (24,366)  (19,799)   (15,702)
Income tax benefit..............................      45,937        --     9,791        --     7,842         --
                                                  ----------  --------   -------   -------   -------   --------
 Net loss.......................................  $ (140,004)  (37,221)  (18,214)  (24,366)  (11,957)   (15,702)
                                                  ==========  ========   =======   =======   =======   ========
OTHER DATA
Operating Cash Flow (deficit)(2)................  $    6,625    35,517     2,145     3,553     8,772   (13,562)
Capital expenditures............................  $  401,406   169,793    70,522    68,008    73,602    116,345
                                                                       SEPTEMBER 30, 1997
                                                  ---------------------------------------------------------------
                                                                           COX     COMCAST  MEDIAONE
                                                     TSAT      TWSSI    SATELLITE SATELLITE SATELLITE PARTNERSHIP
                                                  ----------  --------  --------- --------- --------- -----------
                                                                      AMOUNTS IN THOUSANDS
SUMMARY BALANCE SHEET DATA
Cash, receivables and prepaids..................  $   41,257    17,715     9,078     6,824    38,574    160,013
Investment in, and related advances to the Part-
 nership........................................      19,952    28,494    10,214     9,122    31,984         --
Property and equipment, net of accumulated de-
 preciation:
  Satellites....................................     463,133        --        --        --        --    543,070
  Other.........................................     636,225   447,898   114,823   107,929   154,398     17,073
                                                  ----------  --------   -------   -------   -------   --------
                                                   1,099,358   447,898   114,823   107,929   154,398    560,143
Intangible assets...............................          --        --        --        --    31,932         --
Other assets....................................      28,479        93     8,572    25,145       349         96
                                                  ----------  --------   -------   -------   -------   --------
  Total assets..................................  $1,189,046   494,200   142,687   149,020   257,237    720,252
                                                  ==========  ========   =======   =======   =======   ========
Payables, accruals and other operating liabili-
 ties...........................................  $  152,479    74,313    17,554    41,891    46,202     81,540
Due to Partnership..............................     463,133        --        --        --        --         --
Debt............................................     365,760   513,104   199,348   174,436   209,882    555,000
Deferred income taxes...........................          --        --    (1,956)       --    13,417         --
                                                  ----------  --------   -------   -------   -------   --------
  Total liabilities.............................     981,372   587,417   214,946   216,327   269,501    636,540
Equity (deficit)................................     207,674   (93,217)  (72,259)  (67,307)  (12,264)    83,712
                                                  ----------  --------   -------   -------   -------   --------
  Total liabilities and equity..................  $1,189,046   494,200   142,687   149,020   257,237    720,252
                                                  ==========  ========   =======   =======   =======   ========

--------
(1) Revenue of TSAT, TWSSI, Cox Satellite, Comcast Satellite and MediaOne Satellite is primarily comprised of installation and monthly service revenue received from subscribers to the PRIMESTAR(R) service. The Partnership derives its revenue by providing satellite capacity and programming, national marketing and distribution services to the Distributors.
(2) Operating Cash Flow (deficit), which represents operating income (loss) before depreciation, amortization and stock compensation, is a commonly used measure of value and borrowing capacity within the direct broadcast satellite industry, and is not intended to be a measure of performance in accordance with generally accepted accounting principles and should not be relied on as such. Furthermore, Operating Cash Flow (deficit) may not be comparable to similarly titled measures reported by other companies. Operating Cash Flow (deficit) should be viewed in conjunction with cash flows measured in accordance with generally accepted accounting principles. For information concerning such cash flows, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership, and the statements of cash flows included in the historical financial statements of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership.

SUMMARY FINANCIAL AND OTHER DATA--PRO FORMA

  The following table presents summary financial data relating to TSAT's and New PRIMESTAR's unaudited pro forma combined financial position as of September 30, 1997 and TSAT's and New PRIMESTAR's unaudited pro forma combined results of operations for the nine months ended September 30, 1997 and the year ended December 31, 1996. The unaudited pro forma summary operating data gives effect to the indicated transactions as of January 1, 1996. The unaudited pro forma balance sheet data gives effect to the indicated transactions as of September 30, 1997. The unaudited pro forma combined data does not purport to be indicative of the results of operations or financial position that may be obtained in the future or that actually would have been obtained had such transactions occurred on such dates. The following information should be read in conjunction with the "SELECTED FINANCIAL DATA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership and is qualified in its entirety by reference to the Primary and Supplemental Condensed Pro Forma Combined Financial Statements and notes thereto of New PRIMESTAR, and the historical financial statements and notes thereto of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership, included elsewhere herein. Such historical financial statements present historical financial information with respect to TSAT, the Partnership and the PRIMESTAR Assets and Partnership Interests of each of TWE, Newhouse, Comcast, Cox and MediaOne, which assets, together with the Partnership Interest indirectly held by GE, will be consolidated into New PRIMESTAR pursuant to the Restructuring Transaction.

                                           NINE MONTHS ENDED SEPTEMBER 30, 1997
                          -----------------------------------------------------------------------
                                             ROLL-UP PLAN
                          --------------------------------------------------    NEW PRIMESTAR
                                                            NEW PRIMESTAR       PRO FORMA  FOR
                                TSAT        NEW PRIMESTAR      PRO FORMA        RESTRUCTURING
                              PRO FORMA     PRO FORMA FOR  FOR RESTRUCTURING     TRANSACTION
                          FOR RESTRUCTURING RESTRUCTURING   TRANSACTION AND    TSAT MERGER AND
                           TRANSACTION(1)   TRANSACTION(2)  TSAT MERGER(3)   ASKYB TRANSACTION(3)
                          ----------------- -------------- ----------------- --------------------
                                      AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
SUMMARY OPERATING DATA
Revenue.................      $     --          920,015         920,015             920,015
Operating, selling,
 general
 and administrative.....            --         (809,289)       (809,289)           (809,289)
Depreciation and
 amortization...........            --         (442,179)       (442,179)           (442,179)
                              ---------        --------        --------            --------
Operating loss..........            --         (331,453)       (331,453)           (331,453)
Interest expense........            --          (83,375)        (83,375)           (102,736)
Shares of losses of New
 PRIMESTAR..............       (129,958)            --              --                  --
Other, net..............            --            1,856           1,856               1,856
                              ---------        --------        --------            --------
Loss before income
 taxes..................       (129,958)       (412,972)       (412,972)           (432,333)
Income tax benefit......            --           51,977          51,977              59,721
                              ---------        --------        --------            --------
Net loss................       (129,958)       (360,995)       (360,995)           (372,612)
Dividend requirement on
 preferred stock........            --              --              --              (22,500)
                              ---------        --------        --------            --------
Net loss attributable to
 common stockholders....      $(129,958)       (360,995)       (360,995)           (395,112)
                              =========        ========        ========            ========
Pro forma net loss per
 share..................      $   (1.95)                          (1.83)              (2.00)
                              =========                        ========            ========

                                                                (continued)

                                          YEAR ENDED DECEMBER 31, 1996
                          -------------------------------------------------------------
                                         ROLL-UP PLAN
                          -------------------------------------------
                                                             NEW             NEW
                                                          PRIMESTAR       PRIMESTAR
                                              NEW       PRO FORMA FOR   PRO FORMA FOR
                               TSAT        PRIMESTAR    RESTRUCTURING   RESTRUCTURING
                          PRO FORMA FOR  PRO FORMA FOR   TRANSACTION  TRANSACTION, TSAT
                          RESTRUCTURING  RESTRUCTURING    AND TSAT    MERGER AND ASKYB
                          TRANSACTION(1) TRANSACTION(2)   MERGER(3)    TRANSACTION(3)
                          -------------- -------------- ------------- -----------------
                                 AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
SUMMARY OPERATING DATA
Revenue.................    $     --         897,288       897,288         897,288
Operating, selling,
 general
 and administrative.....          --        (847,885)     (847,885)       (847,885)
Depreciation and
 amortization...........          --        (520,212)     (520,212)       (520,212)
                            ---------       --------      --------        --------
 Operating loss.........          --        (470,809)     (470,809)       (470,809)
Interest expense........          --         (51,134)      (51,134)        (76,949)
Share of losses of New
 PRIMESTAR..............     (134,170)           --            --              --
Other, net..............          --           4,333         4,333           4,333
                            ---------       --------      --------        --------
Loss before income
 taxes..................     (134,170)      (517,610)     (517,610)       (543,425)
Income tax benefit......          --         144,915       144,915         155,241
                            ---------       --------      --------        --------
Net loss................     (134,170)      (372,695)     (372,695)       (388,184)
Dividend requirement on
 preferred stock........          --             --            --          (30,000)
                            ---------       --------      --------        --------
Net loss attributable to
 common stockholders....    $(134,170)      (372,695)     (372,695)       (418,184)
                            =========       ========      ========        ========
Pro forma net loss per
 share..................    $   (2.02)                       (1.89)          (2.12)
                            =========                     ========        ========

                                               SEPTEMBER 30, 1997
                          -------------------------------------------------------------
                                         ROLL-UP PLAN
                          -------------------------------------------
                                                             NEW             NEW
                                                          PRIMESTAR       PRIMESTAR
                                              NEW       PRO FORMA FOR   PRO FORMA FOR
                               TSAT        PRIMESTAR    RESTRUCTURING   RESTRUCTURING
                          PRO FORMA FOR  PRO FORMA FOR   TRANSACTION  TRANSACTION, TSAT
                          RESTRUCTURING  RESTRUCTURING    AND TSAT    MERGER AND ASKYB
                          TRANSACTION(1) TRANSACTION(2)   MERGER(3)    TRANSACTION(3)
                          -------------- -------------- ------------- -----------------
                                              AMOUNTS IN THOUSANDS
SUMMARY BALANCE SHEET
 DATA
Cash, receivables and
 prepaids...............     $    --         133,062        133,062         133,062
Investment in, and
 related advances to the
 Partnership............          --             --             --              --
Investment in New
 PRIMESTAR..............      432,086            --             --              --
Property and equipment,
 net of accumulated
 depreciation:
  Satellites............      463,133        543,070        543,070         975,770
  Other.................          --       1,220,061      1,220,061       1,220,061
                             --------      ---------      ---------       ---------
                              463,133      1,763,131      1,763,131       2,195,831
Intangible assets.......          --       1,196,338      1,196,338       1,879,938
Other assets............          --          29,760         29,760          29,760
                             --------      ---------      ---------       ---------
 Total assets...........     $895,219      3,122,291      3,122,291       4,238,591
                             ========      =========      =========       =========
Payables, accruals and
 other
 operating liabilities..     $    --         287,198        287,198         287,198
Due to the Partnership..      463,133            --             --              --
Debt....................          --       1,404,496      1,404,496       1,920,796
Deferred income taxes...          --         230,360        230,360         230,360
                             --------      ---------      ---------       ---------
 Total liabilities......      463,133      1,922,054      1,922,054       2,438,354
Mandatorily redeemable
 preferred stock........          --             --             --          600,000
Equity..................      432,086      1,200,237      1,200,237       1,200,237
                             --------      ---------      ---------       ---------
 Total liabilities and
  equity................     $895,219      3,122,291      3,122,291       4,238,591
                             ========      =========      =========       =========

--------
(1) Represents the pro forma financial condition and results of operations of TSAT after giving effect to the TSAT Asset Transfer and other elements of the Restructuring Transaction on the dates indicated in the headnote to this table. For additional information concerning the pro forma adjustments, see the Primary Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.
(2) Represents a combination of the financial information of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne, the Partnership, and the Partnership Interest held by GE (after eliminating all significant inter-entity transactions) as affected by the assumed consummation of the Restructuring Transaction on the dates indicated in the headnote to this table. For additional information concerning the pro forma adjustments, see the Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.
(3) Represents the pro forma financial condition and results of operations of New PRIMESTAR after giving effect to the indicated transactions on the dates indicated in the headnote to this table. For additional information concerning the pro forma adjustments, see the Primary Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.

                             CORPORATE ORGANIZATION

  The diagrams set forth below illustrate the ownership and organization of New PRIMESTAR and TSAT both prior to the Roll-up Plan and following consummation of the Restructuring Transaction, and the ownership and organization of New PRIMESTAR following consummation of the TSAT Merger.






                                   [GRAPHIC]

         OWNERSHIP AND ORGANIZATION AFTER THE RESTRUCTURING TRANSACTION

                                   [GRAPHIC]

                OWNERSHIP AND ORGANIZATION AFTER THE TSAT MERGER

                            [GRAPHIC APPEARS HERE]

                                 RISK FACTORS

  The following factors relating to TSAT and/or New PRIMESTAR, among others, should be considered carefully by TSAT stockholders in considering whether to vote in favor of the Roll-up Proposal. Because certain of these factors represent risks associated with an investment in TSAT, and may continue to apply whether or not the Restructuring Transaction and the TSAT Merger are consummated, the term "TSAT/New PRIMESTAR" shall be used in this section, as applicable, to indicate the entities subject to such risks.

POTENTIAL ADVERSE EFFECT ON NEW PRIMESTAR COMMON STOCK SHARE PRICE

  Upon consummation of the Restructuring Transaction, TSAT will become a stockholder of New PRIMESTAR as a result of the TSAT Asset Transfer, and each of the Class C Stockholders and GE Americom will also become stockholders of New PRIMESTAR as a result of the Mergers and the other Asset Transfers. Upon consummation of the TSAT Merger, TSAT stockholders will become stockholders of New PRIMESTAR, and the shares of New PRIMESTAR Common Stock held by TSAT will be canceled.

  As a result of the Restructuring Transaction, the manner in which TSAT, the Class C Stockholders and GE Americom hold their respective investment in the Partnership and, in the case of TSAT and the Class C Stockholders, their respective investment in the PRIMESTAR(R) distribution business will be changed. Currently such investments take the form of (i) in the case of TSAT, the TSAT Business, and (ii) in the case of the Class C Stockholders, Partnership Interests and PRIMESTAR Assets. Such assets have limited liquidity and any proposed transfers of such assets may be subject to restriction under the Partnership Agreement. However, pursuant to the Restructuring Transaction, these investments will be converted into (i) cash (or, in the case of TSAT, Newhouse, TWE, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR), (ii) shares of New PRIMESTAR Class A Common Stock, (iii) in the case of TSAT only, shares of New PRIMESTAR Class B Common Stock and (iv) except in the case of TSAT and GE Americom, shares of New PRIMESTAR Class C Common Stock. If the TSAT Merger is consummated, shares of New PRIMESTAR Class A Common Stock will be freely transferable, subject to the requirements of the securities laws, and the Class C Stockholders will obtain registration rights in connection with the Restructuring Transaction. Accordingly, the Class C Stockholders will have a much greater ability to dispose of all or a portion of their investment. Sales of substantial amounts of New PRIMESTAR Class A Common Stock by the former holders of Partnership Interests and PRIMESTAR Assets following completion of the TSAT Merger, or the perception that such sales could occur, could adversely affect the prevailing market price for New PRIMESTAR Class A Common Stock.

UNCERTAINTY REGARDING TRADING PRICES OF NEW PRIMESTAR COMMON STOCK

  If the TSAT Merger is consummated, holders of TSAT Series A Common Stock and TSAT Series B Common Stock on the TSAT Closing Date will receive shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, respectively, in exchange for their shares of TSAT Common Stock. Prior to the TSAT Merger, there will have been no public market for the New PRIMESTAR Common Stock (unless New PRIMESTAR shall have theretofore consummated an initial public offering of its common stock). It is anticipated that the New PRIMESTAR Class A Common Stock and the New PRIMESTAR Class B Common Stock will trade on the NASDAQ/NM under the symbols "PSTRA" and "PSTRB," respectively. However, there can be no assurance that an active public market will develop or be sustained before or after the TSAT Merger, and there can be no assurance as to whether the market value of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock to be received by TSAT stockholders in exchange for their shares of TSAT Common Stock will be less than, equal to or greater than the market value of shares of TSAT Common Stock prior to the consummation of the TSAT Merger.

DILUTION OF VOTING RIGHTS

  Consummation of the TSAT Merger will cause a significant dilution of voting rights to the existing stockholders of TSAT. If the Restructuring Transaction and the TSAT Merger had been consummated on

September 30, 1997, current TSAT stockholders would have owned in the aggregate approximately 34% of the outstanding shares of common equity of New PRIMESTAR, representing approximately 36% of the total voting power of the shares of New PRIMESTAR Common Stock that would have been outstanding on such date, and TWE and Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom would have owned approximately 32%, 10%, 10%, 9% and 5%, respectively, of New PRIMESTAR's outstanding common equity, representing approximately 33%, 10%, 10%, 9% and 2%, respectively, of the total voting power of the shares of New PRIMESTAR Common Stock that would have been outstanding on such date, subject in each case to adjustments based on closing subscriber counts and other factors. See "THE RESTRUCTURING AGREEMENT-- Consideration to be Received in the Restructuring Transaction" and "THE TSAT MERGER AGREEMENT--Consideration to be Received in the TSAT Merger."

LACK OF OPERATING HISTORY OF NEW PRIMESTAR

  New PRIMESTAR has had no operating history as a combined operating entity. Since 1990, the business of operating the PRIMESTAR(R) satellite television service has been owned and operated by the Partnership, and the businesses of distributing PRIMESTAR(R) in various territories have been separately operated by the Distributors. Following the Restructuring Transaction, the management of New PRIMESTAR will have to integrate such separate businesses and to develop and implement new business plans, policies, strategies and procedures to operate the PRIMESTAR(R) business on a consolidated basis. Certain of such plans, policies, strategies and procedures may be different from, or additional to, the plans, policies, strategies and procedures utilized by the Partnership and the Distributors separately prior to consummation of the Restructuring Transaction. Any material delay in developing and implementing such plans, policies, strategies or procedures, or any other material difficulties that may be experienced in connection with the integration of the PRIMESTAR(R) businesses, could have a material adverse effect on the operations and results of operations of New PRIMESTAR.

HISTORY OF LOSSES OF TSAT AND OTHER RESTRUCTURING PARTIES

  TSAT has had a limited history as a separate operating entity. From 1990 to 1995, TCI's business of distributing PRIMESTAR(R) was operated by TCIC, the subsidiary of TCI that owns and operates cable systems in the U.S., and during this period of time, such business sustained significant operating losses. TSAT has similarly sustained significant losses in recent periods. TSAT's operating losses were $122,748,000, $81,266,000 $184,284,000, $60,702,000 and
$9,144,000 for the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995 and 1994, respectively, and TSAT's net losses in such periods were $166,544,000, $56,594,000, $140,004,000,
$47,507,000 and $13,688,000, respectively. Each of the other parties to the Restructuring Transaction have also sustained losses in their PRIMESTAR(R)- related businesses. On a pro forma basis, after giving effect to the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction, New PRIMESTAR would have had operating losses of $331,453,000 and $470,809,000, for the nine months ended September 30 1997 and the year ended December 31, 1996, respectively, and net losses attributable to common stockholders in such periods of $395,112,000 and $418,184,000, respectively. See the Primary and Supplemental Condensed Pro Forma Combined Financial Statements and notes thereto of New PRIMESTAR, included elsewhere in this Proxy Statement/Prospectus. Improvements in results of operations of TSAT/New PRIMESTAR are largely dependent upon its ability to increase its customer base while maintaining its price structure, reducing the rate at which subscribers terminate their PRIMESTAR(R) service ("churn") and effectively managing its costs. No assurance can be given that any such improvements will occur. In addition, TSAT incurs, and New PRIMESTAR will incur, significant sales commission and installation costs when its customers initially subscribe to the service. Management expects that the costs of acquiring subscribers will continue to be significant so long as a rapid growth rate is maintained. The high cost of obtaining new subscribers also magnifies the negative effects of subscriber churn. See "--Ability to Manage Growth; Subscriber Churn."

  Upon consummation of the Restructuring Transaction, the TSAT Business will be consolidated into New PRIMESTAR. New PRIMESTAR will be a significantly larger entity than TSAT, and it is anticipated that New PRIMESTAR will initially incur significantly greater losses than TSAT due primarily to disproportionately higher levels of depreciation, amortization and interest expense. In addition, New PRIMESTAR intends to develop a high power DBS service, and New PRIMESTAR may determine to migrate some or all of the existing PRIMESTAR(R) medium power customers to such high power service. Under such circumstances, New PRIMESTAR would necessarily be operating under a different cost structure than that of the TSAT Business.

POTENTIAL INTERFERENCE WITH SATELLITE SIGNAL

  The International Bureau of the FCC (the "International Bureau") has granted EchoStar Satellite Corporation, a subsidiary of EchoStar Communications Corporation (together with its consolidated subsidiaries, "EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83(degrees) W.L., immediately adjacent to that occupied by GE-2, the medium power satellite currently used to provide the PRIMESTAR(R) service. Contrary to previous FCC policy, which would have permitted operation of a satellite at the 83(degrees) W.L. orbital position at a power level of only 60-90 watts (subject to coordination requirements), EchoStar has been authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83(degrees) W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PRIMESTAR(R) signal from GE-2 by subscribers to the PRIMESTAR(R) medium power service.

  GE Americom and the Partnership have each requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83(degrees) W.L. These requests, which were opposed by EchoStar and others, are currently pending at the International Bureau. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Accordingly, the ultimate outcome of this matter cannot presently be predicted.

  GE Americom and the Partnership have attempted to resolve potential coordination problems directly with EchoStar. However, it is uncertain whether any agreement in respect of such coordination between the Partnership and EchoStar will be reached, or that even if such agreement is reached, that coordination will resolve such interference.

RISKS OF SATELLITE FAILURE

  Limited Life of Satellites. All satellites have limited useful lives, which vary as a result of their construction, the durability of their components, the capability of their solar arrays and batteries, the amount of stationkeeping fuel remaining once in orbit, the launch vehicle used and the accuracy of the launch. Since March 10, 1997, the PRIMESTAR(R) service has been transmitted from GE-2, a medium power satellite that was launched into the 85(degrees) W.L. orbital position on January 30, 1997, and was declared commercially operational March 6, 1997. The minimum design life of GE-2 is 15 years. There can be no assurance, however, that such satellite will achieve its minimum design life, and the contract with GE Americom does not guarantee the minimum useful life of GE-2. TSAT/New PRIMESTAR could be adversely affected if GE-2 or any other satellite used in connection with its business failed prior to its minimum design life. See "BUSINESS OF THE PARTNERSHIP-- PRIMESTAR(R) Satellite Signal."

  The minimum design life of each of the Tempo Satellites is 12 years. There can be no assurance, however, that either Tempo Satellite will achieve its minimum design life, and the contract with Loral does not guarantee the minimum useful life of the Tempo Satellites.

  Risks of Satellite Defect, Loss or Reduced Performance. Satellites are subject to significant risks, including: manufacturing defects affecting the satellite or its components; launch failure resulting in damage to, or destruction of, the satellite or incorrect orbital placement; and damage in orbit caused by asteroids, space debris or electrostatic storms. Such factors may prevent or limit commercial operation or reduce the satellite's useful life. Neither TSAT nor the Partnership is entitled to the benefit of any insurance relating to the operation of GE-2.

  Tempo DBS-1 was outfitted with an antenna suitable for operation at the 119(degrees) W.L. orbital location and was launched into geosynchronous orbit on March 8, 1997, on an Atlas rocket from Cape Canaveral by

International Launch Services on behalf of Lockheed Martin Corporation. Tempo DBS-1 is currently undergoing extended in-orbit testing under the Satellite Construction Agreement. Since the launch of Tempo DBS-1, Loral has notified Tempo of at least five separate occurrences of power reductions on Tempo DBS-1. No assurance can be given that further power reductions will not occur in the future. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite. TSAT believes that Tempo DBS-1 may not fully comply with specifications, but has not yet determined the extent of any such non-compliance. Tempo and Loral are currently engaged in discussions regarding this matter, including the timing, extent and methodology of any further tests to be conducted, and the terms of any monetary settlement with respect to the satellite to which Tempo may be entitled under the Satellite Construction Agreement. A defect or damage affecting Tempo DBS-1 could cause a substantial monetary loss to TSAT/New PRIMESTAR.

  TSAT is entitled to the benefit of certain limited warranties and insurance coverage relating to the Tempo Satellites pursuant to the Satellite Construction Agreement with Loral. However, such warranties and insurance coverage might not be sufficient to compensate it for all of its losses in the event of a partial or total satellite failure or casualty, even if such failure or casualty were a covered loss. See "BUSINESS OF TSAT--Tempo-- Satellite Launches."

SUBSTANTIAL LEVERAGE; ADDITIONAL INDEBTEDNESS LIKELY

  TSAT is highly leveraged and, following consummation of the Restructuring Transaction, New PRIMESTAR will be highly leveraged. As of September 30, 1997, TSAT had approximately $366 million of debt (approximately $476 of debt per subscriber), and on a pro forma basis, after giving effect to the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction, New PRIMESTAR would have had approximately $1.9 billion of debt (approximately $1,056 of debt per subscriber), including (i) an aggregate of $921 million of debt of TSAT and the Partnership that would have been assumed by New PRIMESTAR if the Restructuring Transaction had occurred on September 30, 1997, (ii) an aggregate of $136 million of debt that would have been incurred by New PRIMESTAR to fund the estimated cash that would have been paid to certain of the Partners if the Restructuring Transaction had occurred on September 30, 1997, (iii) an aggregate of $328 million of debt that would have been incurred by New PRIMESTAR to repay the estimated debt that would have been assumed from certain of the Partners if the Restructuring Transaction had occurred on September 30, 1997, and (iv) $516 million estimated principal amount of the New PRIMESTAR Convertible Subordinated Notes that would have been issued by New PRIMESTAR if the ASkyB Transaction had occurred on September 30, 1997. See "CAPITALIZATION" and the historical financial statements and notes thereto of TSAT and the Primary and Supplemental Condensed Pro Forma Combined Financial Statements and notes thereto of New PRIMESTAR, included elsewhere in this Proxy Statement/Prospectus.

  Upon consummation of the Restructuring Transaction and the TSAT Merger, TSAT will be consolidated into New PRIMESTAR. New PRIMESTAR will be a significantly larger entity than TSAT and will have significant financial obligations. As described above, New PRIMESTAR will incur or assume a significant amount of debt in connection with the Restructuring Transaction. Upon consummation of the ASkyB Transaction, New PRIMESTAR will issue, subject to closing adjustments, approximately $600 million liquidation value of New PRIMESTAR Convertible Preferred Stock and $516 million aggregate principal amount of New PRIMESTAR Convertible Subordinated Notes in connection with the ASkyB Transaction. The New PRIMESTAR Convertible Subordinated Notes will be due and payable, and the New PRIMESTAR Convertible Preferred Stock will be mandatorily redeemable, on the tenth anniversary of the date of issuance. In addition to the debt to be incurred and assumed in connection with the Restructuring Transaction and the ASkyB Transaction, it is anticipated that New PRIMESTAR will be required to seek significant additional debt financing to fund the capital requirements of its business strategies, including the proposed development of a high power DBS service and any possible migration of some or all of the existing PRIMESTAR(R) medium power customers to such high power service. No assurance can be given that New PRIMESTAR will be able to obtain sufficient financial resources in order to satisfy short-term and long-term liquidity requirements. The debt to be assumed by New PRIMESTAR in connection with the Restructuring Transaction will include (i) the PRIMESTAR Credit Facility, which was obtained by the Partnership to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites, and which is in turn supported by letters of credit arranged for by affiliates of all but one of the Partners, (ii) the Notes and (iii) any amounts outstanding under the Bank Credit Facility. In addition, New PRIMESTAR will be responsible for payments due under (i) the GE-2 Agreement, which provides for the Partnership's use of transponders on GE-2, (ii) certain specified contracts and other obligations that will be assumed by New PRIMESTAR in connection with the ASkyB Transaction, and (iii) various other commitments and contingent liabilities associated with the businesses and assets that will comprise New PRIMESTAR following consummation of the Restructuring Transaction and the ASkyB Transaction. It is anticipated that New PRIMESTAR will also be required to amend and/or refinance the Bank Credit Facility and the PRIMESTAR Credit Facility to the extent they are not earlier refinanced by TSAT and/or the Partnership. As of September 30, 1997, the Partnership's advances to Tempo to finance construction of the Tempo Satellites aggregated $463,133,000, and the Partnership's indebtedness under the PRIMESTAR Credit Facility aggregated $555,000,000, including amounts borrowed to pay interest charges. The maturity date of the PRIMESTAR Credit Facility has been extended to September 30, 1998. Long-term financing alternatives with respect to the Tempo Satellites are currently being evaluated. No assurance can be given that any such long-term financing will be available on acceptable terms.

  The degree to which TSAT/New PRIMESTAR is leveraged may adversely affect TSAT/New PRIMESTAR's ability to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy generally, and could limit its ability to pursue business opportunities that may be in the interests of TSAT/New PRIMESTAR and its stockholders. TSAT/New PRIMESTAR's ability to repay or refinance its debt will be dependent upon TSAT/New PRIMESTAR's ability to generate substantial cash flow from operations or to obtain additional debt or equity financing. There can be no assurance that TSAT/New PRIMESTAR will be successful in generating sufficient cash flow from operations or in a timely manner or in raising sufficient additional debt or equity financing to enable it to repay or refinance its debt. In addition, the failure of TSAT/New PRIMESTAR to have adequate access to capital may adversely affect TSAT/New PRIMESTAR's ability, or choice, to launch proposed products and services in the time frames discussed herein. Further, the failure to comply with the covenants and other provisions of TSAT/New PRIMESTAR's debt instruments could result in events of default under such instruments. Such events of default could permit acceleration of the debt under such instruments and, in some cases, acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. See "--Ability to Service Debt; Restrictive Covenants; Refinancing Risks" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" of TSAT, included elsewhere herein.

  In the event that the Restructuring Transaction is not consummated, TSAT believes that its cash and cash equivalents, together with borrowing availability pursuant to the Bank Credit Facility and any funds generated by TSAT's operating activities will be sufficient through December 31, 1998, to fund TSAT's working capital, debt service and currently projected capital expenditure requirements associated with its medium power satellite distribution business. However, to the extent that the Restructuring Transaction is not consummated and TSAT (i) funds all or any significant portion of the cost of the Tempo Satellites, (ii) pursues a strategy with respect to the high power segment of the digital satellite industry that requires significant capital expenditures, (iii) completes any significant acquisitions, (iv) enters into any other business activities that require significant capital investments, (v) is unable (and/or the Partnership is unable) to refinance the Tempo Satellites (to the extent not sold to a person other than the Partnership) without a letter of credit and is unable to post (or arrange for the posting of) such letter of credit, or is required to meet other significant future liquidity requirements in addition to those described above, TSAT anticipates that it would be required to obtain additional debt or equity financing. No assurance can be given, however, that TSAT would be able to obtain additional financing on terms acceptable to it, or at all.

ABILITY TO MANAGE GROWTH; SUBSCRIBER CHURN

  TSAT's business and the businesses of the Partnership and the other Distributors have grown rapidly since 1994, when the Partnership completed its adoption of digital technology. TSAT/New PRIMESTAR believes that such rapid growth has been a factor in the increases it has experienced in both subscriber churn and bad-debt write-offs. The ability of TSAT/New PRIMESTAR to continue its expansion and increase its customer base while maintaining its price structure, reducing its churn rate and managing costs will depend upon, among other things, TSAT/New PRIMESTAR's ability to manage its growth effectively. To manage growth effectively, TSAT/New PRIMESTAR must continue to develop its internal and external sales force, installation capability, customer service team and information systems, maintain its relationships with third party vendors and implement efficient procedures to mitigate subscriber credit risk. TSAT/New PRIMESTAR will also need to continue to grow, train and manage its employee base, and its management will be required to assume greater levels of responsibility. If TSAT/New PRIMESTAR is unable to manage its growth effectively, TSAT/New PRIMESTAR's business and results of operations could be materially adversely effected.

  During the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995 and 1994, (i) TSAT's annualized subscriber churn rate (which represents the annualized number of subscriber terminations divided by the weighted average number of subscribers during the period) was 32.2%, 38.9%, 38.5%, 24.7% and 16.1%, respectively, and (ii) the average subscriber life implied by such subscriber churn rate was 3.1 years, 2.6 years, 2.6 years, 4.1 years and 6.2 years, respectively. TSAT experienced a higher rate of subscriber churn in 1996, as compared to the first nine months of 1997 and prior periods. TSAT believes that the higher 1996 churn rate is primarily attributable to the fact that subscribers were allowed to initiate service with no credit approval during the fourth quarter of 1995 and the first six months of 1996. Although no assurance can be given, TSAT expects that churn rates for future periods will be lower than the levels experienced in 1996. If TSAT's churn rates were to return to, or increase from, such 1996 levels, TSAT believes that its financial condition and results of operations would be adversely affected. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of TSAT, included elsewhere herein.

  TSAT is currently unable to determine New PRIMESTAR's annualized subscriber churn rate on a pro forma basis for past periods. If, following the Closing of the Restructuring Transaction, New PRIMESTAR's churn rates exceed TSAT's churn rate for the nine months ended September 30, 1997, or fail to improve from such levels in subsequent periods, TSAT believes that the financial condition and results of operations of New PRIMESTAR would be adversely affected.

ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS; REFINANCING RISKS

  TSAT has incurred substantial indebtedness, all of which will be assumed by New PRIMESTAR in connection with the Restructuring Transaction, and it is expected that New PRIMESTAR will incur substantial indebtedness. See "-- Substantial Leverage; Additional Indebtedness Likely." The agreements pursuant to which TSAT's existing indebtedness was incurred contain, and any additional financing agreements may contain, certain restrictive covenants. The restrictions contained in the existing financing agreements affect, and in some cases limit, among other things, the ability of TSAT/New PRIMESTAR to incur additional indebtedness, redeem or purchase subordinated indebtedness (including the Notes), create certain liens, make certain restricted payments, permit dividend and other payment restrictions to apply to certain subsidiaries, enter into certain transactions with affiliates and certain other related persons or consummate certain merger, consolidation or similar transactions. In addition to the restrictive covenants described above, such financing agreements require TSAT to maintain certain financial ratios and to comply with other operating performance tests or other covenants. The failure of TSAT/New PRIMESTAR to maintain such ratios or comply with such other tests or covenants would constitute events of default under such agreements (allowing the creditors to accelerate the maturity of the indebtedness thereunder and may limit the availability of funds under such agreements to amounts less than the stated maximum committed amounts thereunder), notwithstanding the ability of TSAT/New PRIMESTAR to meet its debt service obligations. Although these covenants are subject to a number of significant exceptions and qualifications, these restrictions may inhibit TSAT/New PRIMESTAR's ability to manage its business and to react to changing market conditions. See "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT."

  TSAT/New PRIMESTAR's ability to meet its debt service obligations will be dependent upon TSAT/New PRIMESTAR's future performance, which is subject to numerous factors, many of which are beyond its control. See "--Risks of Satellite Failure" and "--Uncertainty Regarding High Power Strategies." There can be no assurance that TSAT/New PRIMESTAR will generate sufficient cash flow from operating activities to meet debt service, capital expenditure and working capital requirements. It is anticipated that after consummation of the Restructuring Transaction New PRIMESTAR will be required to amend and/or refinance the Bank Credit Facility and the PRIMESTAR Credit Facility to the extent they are not earlier amended and/or refinanced by TSAT and/or the Partnership. TSAT expects that TSAT/New PRIMESTAR's other outstanding indebtedness will need to be refinanced at maturity. TSAT/New PRIMESTAR's ability to refinance such indebtedness will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness and other factors, including market conditions, beyond the control of TSAT/New PRIMESTAR. In addition, in the event TSAT/New PRIMESTAR does not generate sufficient cash flow from operating activities to meet debt service requirements, TSAT/New PRIMESTAR may need to seek additional debt or equity financing. There can be no assurance that TSAT/New PRIMESTAR will be successful in generating sufficient cash flow from operating activities or in a timely manner or in raising sufficient additional debt or equity financing on terms that are acceptable to TSAT/New PRIMESTAR, if at all, to enable it to repay or refinance its debt. In the absence of such financing or refinancing, TSAT/New PRIMESTAR could be forced to dispose of assets in order to cover any shortfall in the payments due on its indebtedness and such disposition may occur under circumstances that might not be favorable to realizing the highest price for such assets. In addition, the failure of TSAT/New PRIMESTAR to have adequate access to capital may adversely affect TSAT/New PRIMESTAR's ability, or choice, to commercially launch proposed products and services in the time frames discussed herein. See "--Substantial Leverage; Additional Indebtedness Likely" and "--History of Losses of TSAT and Other Restructuring Parties."

RISKS ASSOCIATED WITH HOLDING COMPANY STRUCTURE

  Following consummation of the Restructuring Transaction and prior to the TSAT Merger, TSAT will be a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, which holds the FCC Permit and other assets and liabilities relating to a proposed DBS system being constructed by Tempo, (ii) shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock representing approximately 36% of the outstanding shares of common equity (and approximately 37% of the voting power) of New PRIMESTAR on the Closing Date, subject to adjustments based on closing subscriber counts and other factors, and (iii) its rights and obligations under the agreements with New PRIMESTAR described in this Proxy Statement/Prospectus. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction" and "RELATED AGREEMENTS." As a holding company, TSAT's ability to satisfy any liabilities or obligations will be dependent solely upon the earnings of Tempo and New PRIMESTAR and the distribution or other payment of such earnings to TSAT in the form of dividends, loans or other advances, payment or reimbursement for management fees and expenses and/or, in the case of Tempo, repayment of any loans or advances from TSAT. Moreover, during the term of the TSAT Merger Agreement, TSAT will be subject to the covenants provided for therein, including limitations on TSAT's ability to conduct business activities, incur liabilities, and acquire or dispose of assets. The payment of dividends or the making of loans or advances to TSAT by Tempo and New PRIMESTAR may be subject to statutory, regulatory or contractual restrictions, will be contingent upon the earnings of those subsidiaries and affiliates, and will be subject to various business considerations. Moreover, TSAT will not control New PRIMESTAR, and New PRIMESTAR will have no obligation, contingent or otherwise, to make any funds available to TSAT, whether by dividends, loans or other payments (except for the obligation of New PRIMESTAR to reimburse TSAT for certain financial reporting, legal, accounting and other obligations of TSAT as a public company, including payment of directors' fees and expenses and maintenance of directors' and officers' insurance, as provided in the TSAT Merger Agreement). In addition, New PRIMESTAR is, and Tempo in the future may be, subject to loan agreements that prohibit or limit the transfer of funds to TSAT in the form of dividends, loans, or advances and/or require that any indebtedness of such subsidiaries or affiliates to TSAT be subordinate to the indebtedness under such loan agreements.

  TSAT's right to participate in the distribution of assets of either New PRIMESTAR or Tempo upon the liquidation or reorganization of such entity would be subject to the prior claims of the creditors of such entity, including trade creditors, except to the extent that TSAT may itself be a creditor with recognized claims against such entity.

RISKS OF FAILURE TO CONSUMMATE THE TSAT MERGER

  Consummation of the TSAT Merger is subject to regulatory and other conditions, including the right of New PRIMESTAR to terminate the TSAT Merger Agreement under certain circumstances. Accordingly, there can be no assurance that the TSAT Merger will be consummated. See "--Risks of Adverse Government Regulations and Adjudications," "THE TSAT MERGER AGREEMENT--Conditions to the TSAT Merger" and "THE TSAT MERGER AGREEMENT--Termination; Amendment and Waiver." If the TSAT Merger is not consummated then TSAT will continue to be subject to the risks associated with operating as a holding company and will have to take steps to avoid being subject to the 1940 Act (although, if the TSAT Merger Agreement is terminated, TSAT will no longer be bound by the covenants therein restricting the operation of its business). See "--Risks Associated with Holding Company Structure" and "--Investment Company Act Considerations." TSAT has made no decision as to what course of action it would pursue if the TSAT Merger is not consummated.

COMPETITIVE NATURE OF INDUSTRY

  The business of providing video programming to consumers is highly competitive. TSAT faces, and following consummation of the Restructuring Transaction, New PRIMESTAR will face, competition from numerous other companies offering video, audio and data products and services. The existing and potential competitors of TSAT/New PRIMESTAR comprise a broad range of companies engaged in communications and entertainment, including other digital satellite programming distributors, cable operators, wireless cable operators, television networks and home video products companies, as well as companies developing new technologies and other purveyors of news, information and entertainment. TSAT/New PRIMESTAR competes, among others, with companies offering programming through various other satellite broadcasting systems, including DirecTv, Inc. ("DirecTv"), a unit of Hughes Electronics Corp., which is a division of the General Motors Corporation, United States Satellite Broadcasting Corporation ("USSB") and EchoStar, which transmit from high power satellites and generally use smaller dishes to receive their signals. There can be no assurance that TSAT/New PRIMESTAR will be able to compete successfully against current and prospective providers of digital satellite programming services, some of which will have access to greater resources and/or have secured the rights to broadcast from a greater number of satellite transponder frequencies.

  Many of TSAT/New PRIMESTAR's cable competitors have greater financial, marketing and programming resources than TSAT/New PRIMESTAR. Cable operators generally have large installed customer bases, and many cable operators have significant investments in, and access to, programming. According to industry sources, cable television service is currently available to more than 95% of the approximately 97 million U.S. television households, and approximately 67% of total U.S. television households currently subscribe to cable. In order to substantially increase its subscriber base, TSAT/New PRIMESTAR will be required to attract customers who currently subscribe to cable and to expand commercial accounts, including hotels, motels, bars and restaurants as well as MDUs. There can be no assurance that TSAT/New PRIMESTAR will be able to substantially increase its subscriber base or successfully attract customers in competition with cable operators.

  See "THE DIGITAL SATELLITE TELEVISION INDUSTRY--Digital Satellite Services Business" and "THE DIGITAL SATELLITE TELEVISION INDUSTRY--Competition."

UNCERTAINTY REGARDING HIGH POWER STRATEGIES

  TSAT currently intends to operate Tempo DBS-1 as a platform to provide high power digital video and audio programming services to residential customers, MDUs, commercial customers and resellers. If the TSAT Merger or the Tempo Sale is consummated, such high power DBS services will be provided by New PRIMESTAR. Otherwise, TSAT expects that such services will be provided through the Partnership, which has exercised its option under the Tempo Option Agreement to purchase or lease 100% of the capacity of Tempo DBS-1. See "BUSINESS OF TSAT--Tempo--Tempo Option."

  In addition to the possibility of satellite impairment or failure as described above under the heading "--Risk of Satellite Failure--Risks of Satellite Defect, Loss or Reduced Performance," there are numerous uncertainties regarding the high power DBS business proposed to be operated by TSAT/New PRIMESTAR:

    (i) The proposed high power DBS business is currently in the development stage. Programming content, pricing and other important decisions have not been finalized. There can be no assurance that desired programming content will be available on favorable terms.

    (ii) The FCC Permit authorizes the use of only 11 transponders on Tempo DBS-1, as compared to the 32 transponders operated in the aggregate by DirecTv and USSB on DirecTv's full CONUS DBS satellite and the 21 transponders operated by EchoStar on its full CONUS DBS satellite. Although TSAT/New PRIMESTAR intends to utilize advanced digital compression technologies, including statistical multiplexing, to provide up to 100 video and 20 audio programming channels over such 11 transponders, there can be no assurance that the relatively limited capacity of Tempo DBS-1 will not have an adverse effect on TSAT/New PRIMESTAR's proposed high power DBS business. See "BUSINESS OF TSAT--Tempo."

    (iii) If the ASkyB Transaction is consummated, the Partnership or New PRIMESTAR will use the 28 transponders currently authorized to MCI in the 110(degrees) W.L. orbital location to provide high power DBS services to residential customers, commercial customers and MDUs. It can be expected that consummation of the ASkyB Transaction will have a material impact on TSAT/New PRIMESTAR's strategy relating to the Tempo Satellites and FCC Permit, although the full nature of such impact cannot presently be determined. The ASkyB Transaction is subject to various regulatory approvals, and there can be no assurance that such approvals will be obtained, or if obtained, that such approvals will not be conditioned upon modifications to the high power strategies of the Partnership, TSAT and/or New PRIMESTAR, as currently proposed. The ASkyB Agreement requires the Partnership to cause the divestiture of all rights of the Partnership and any of the Partners under Tempo's FCC Permit with respect to the 11 transponder channels at 119(degrees) W.L., including divestiture of the Partnership's right to purchase or lease 100% of the capacity thereunder pursuant to the Tempo Option Agreement, if required as a condition to regulatory approval of the ASkyB Transaction.

  No assurance can be given as to the effect that the implementation of any high power strategy will have on TSAT's or New PRIMESTAR's existing medium power customer base.

  No assurance can be given that TSAT/New PRIMESTAR will not significantly change the direction of its high power strategy or that any high power strategy will be successful. See "BUSINESS OF TSAT--Tempo."

  In light of the pendency of the Restructuring Transaction, the TSAT Merger, the Tempo Sale and the ASkyB Transaction, TSAT and the Partnership are evaluating alternative future plans with respect to Tempo DBS-2, including its use or disposition. Tempo DBS-2 presently serves as a ground spare for Tempo DBS-1.

RISKS OF ADVERSE GOVERNMENT REGULATIONS AND ADJUDICATIONS

  General. The construction and launch of DBS satellites and the operation of DBS systems are subject to substantial regulation by the FCC. FCC rules are subject to change in response to industry developments, new technology and political considerations. TSAT/New PRIMESTAR's business and business prospects could be adversely affected by the adoption of new laws, policies, and regulations. There can be no assurance that TSAT/New PRIMESTAR will succeed in obtaining all requisite regulatory approvals for its operations without the imposition of restrictions on, or adverse consequences to, TSAT/New PRIMESTAR. There also can be no assurance that material adverse changes in regulations affecting the digital satellite television industry or TSAT/New PRIMESTAR will not occur in the future. See "--Potential Interference with Satellite Signal" and "REGULATORY MATTERS."

  FCC Permit. Tempo holds the FCC Permit, which authorizes construction of a DBS system with 11 frequency channels at 119(degrees) W.L. that view the entire continental U.S. and 11 frequency channels at 166(degrees) W.L. that view only the western half of the continental U.S. and Alaska and Hawaii. The FCC's DBS construction permits are conditioned on the satisfaction of ongoing construction and related obligations. Under the FCC Permit, the time by which the Tempo Satellites must be operational expires in May 1998. TSAT believes that it has complied with the obligations for Tempo DBS-1 to become operational by that date, but there can be no assurance that the FCC would agree that such satellite is operational, and if an application for extension of the FCC Permit were required, there can be no assurance that such an extension would be granted by the FCC. See "--Risks of Satellite Failure."

  At present, Tempo must continue to demonstrate that it is exercising due diligence in progressing toward the completion of its DBS system at 166(degrees) W.L. and has in place the Satellite Construction Agreement with Loral to fulfill this due diligence requirement. There can be no assurance that Tempo will be able to comply with the FCC's due diligence obligations for 166(degrees) W.L. or that the FCC will determine that Tempo has complied with such due diligence obligations. If Tempo is unable to meet the terms of the FCC Permit, it would be required to apply to the FCC for an extension of time to complete its DBS system at 166(degrees) W.L. Tempo cannot be certain that an extension would be granted.

  Tempo also may be required to file an application for a license to operate its satellites in orbit. Tempo expects that the FCC would approve any such request but cannot assure the ultimate outcome. FCC licenses must be renewed at the end of each license term. Generally, FCC licenses are renewed in the ordinary course, absent misconduct by the licensee.

  On July 18, 1997, TSAT and the Partnership filed an application with the FCC for consent to the transfer of control of Tempo, as the holder of the FCC Permit, to New PRIMESTAR (the "Transfer Application"). See "REGULATORY MATTERS--Required FCC Approvals." The Transfer Application must be approved by the FCC before consummation of the TSAT Merger or any Tempo Sale. Petitions to deny and comments were filed against the Transfer Application. The comments and petitions urge the FCC to either deny the Partnership and those Restructuring Parties affiliated with large cable operators the opportunity to provide high power DBS service or to condition any such provision. TSAT and the Partnership filed a joint opposition to these petitions and comments. Before approving the Transfer Application, the FCC must review the petitions filed and responsive pleadings and find that there are no material issues of fact that should prevent approval of the TSAT Merger or any Tempo Sale and that approval would serve the public interest. There can be no assurance that the FCC's review of the Transfer Application and the petitions will be favorable, or that the FCC will not impose conditions unacceptable to TSAT, the Partnership, or the other Restructuring Parties in connection with its review. Approval of the Transfer Application is a prerequisite of the TSAT Merger (so long as TSAT controls Tempo) or any Tempo Sale, but is not required to complete the Restructuring Transaction.

  In addition, on August 15, 1997, the Partnership and MCI filed an application with the FCC for consent to the assignment to New PRIMESTAR of the high power DBS authorizations and certain other assets owned by MCI (the "Assignment Application"). See "REGULATORY MATTERS--Required FCC Approvals." The Assignment Application must be approved by the FCC before the consummation of the ASkyB Transaction. The FCC placed the Assignment Application on Public Notice for comments. While MCI has a contractual obligation to maintain its due diligence at the FCC with respect to its DBS authorizations that are subject to the Assignment Application, there can be no assurance that MCI will do so.

  Numerous parties have filed comments and petitions to deny with regard to the Assignment Application. The petitions and comments urge the FCC to either deny the Assignment Application or to condition its approval.

The issues raised in these petitions and comments include the following: (1) opposition to the Partnership or New PRIMESTAR holding the 110(degrees) W.L. authorization; (2) opposition to the Partnership or New PRIMESTAR simultaneously holding authorizations for both the 110(degrees) W.L. orbital position (28 transponders) and the 119(degrees) W.L. orbital position (11 transponders), which together represent about 40% of the total transponder capacity in the three orbital positions allocated to the U.S. for DBS service that provide full CONUS visibility; (3) requests for extension of the FCC's rules governing access to satellite delivered programming to News Corp. and expansion of those rules to programming not delivered by satellite (such as broadcast television stations), and (4) issues relating to the possible applicability of the foreign ownership restrictions of Section 310(b) of the Communications Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Communications Act"). There can be no assurance that the FCC's review of these and other documents or the Assignment Application will be favorable, or that the FCC will not impose conditions unacceptable to New PRIMESTAR, MCI, ASkyB or News Corp. in connection with its review.

  MCI's authorization from the FCC to construct, launch and operate satellites in the DBS service at 110(degrees) W.L. providing 28 transponder channels of service (the "110 Slot"), one of MCI's DBS authorizations at issue in the Assignment Application, was purchased by MCI at an FCC auction in January 1996. The other DBS authorization is a waiver of Section 319(d) of the Communications Act, granting MCI authority to construct a DBS satellite without an FCC construction permit at its own risk. Before the auction of the 110 Slot, the FCC imposed a one-time auction rule which required the entity who bought the 110 Slot to divest any voting interest of five percent or greater held in DBS permittees or licensees that hold FCC authorizations for the two other DBS slots that view the entire continental U.S. (the "Divestiture Requirement"). These two slots include 101(degrees) W.L. and 119(degrees) W.L. While the Divestiture Requirement was promulgated as a one-time rule, the FCC may decide to impose this rule as a condition to approving the Assignment Application and to require New PRIMESTAR to divest its interest in 119(degrees) W.L.

  Should the FCC determine that foreign ownership restrictions apply to subscription DBS service providers, then, as a condition to the consummation of the ASkyB Transaction, New PRIMESTAR would have to seek a waiver of such restrictions. There can be no assurance that the FCC would grant such a waiver. See "REGULATORY MATTERS--General."

  SHVA. The Satellite Home Viewer Act of 1994 ("SHVA") prohibits the retransmission by a satellite carrier of a television broadcast signal of a network television station to households that receive a Grade B intensity over-the-air signal of a television broadcast station affiliated with such network and to households that receive (or within the past 90 days had received) through a cable system the signal of a television station affiliated with such network. In complying with the SHVA, the Partnership is required to discontinue network service to certain of its subscribers who are able to receive network services over the air. The Partnership has received numerous challenges to its network subscribers from certain network affiliates and in some instances has discontinued network service to certain subscribers. The networks and their affiliates have commenced infringement actions against certain other satellite carriers for violation of the network service restrictions. However, while the networks and affiliates have from time to time threatened litigation, none of the networks or affiliates has yet asserted any claim for damages under applicable law against the Partnership or any of the other parties to the Roll-up Plan. Negotiations are continuing between representatives of the Partnership, the National Association of Broadcasters, certain network-affiliated television stations, and their respective affiliate associations, regarding a proposed Settlement and Compliance Agreement, which agreement is expected to provide for pre-screening techniques for customers based on zip codes and maps to ensure compliance with SHVA procedures, the timing for disconnecting any existing non-compliant network subscribers, and provisions for mutual release for any past or future liability. Although a final agreement with respect to such matters has not yet been executed, the Partnership currently expects to enter into such an agreement during the first quarter of 1998. However, if an agreement is not reached, it is likely that litigation will be initiated against the Partnership. The SHVA provides for remedies which can include actual damages, injunctions, and statutory damages. Statutory damages per individual claim are limited to $5.00 per subscriber, per month, and statutory damages for a pattern or practice of violations are limited to $250,000 in a six month period. At present, the Partnership is unable to determine the basis upon which any damages might be calculated or what their amount might be. Therefore, it is not possible to assess the impact, if any, of such unasserted claims on the Partnership's results of operations of cash flow. Management is also currently unable to determine the extent to which the restriction on the delivery of network service to subscribers, as contemplated by the proposed Settlement and Compliance Agreement, would have on the marketing of its services generally.

  Increase in Compulsory License Fees. A Copyright Arbitration Royalty Panel ("CARP"), convened pursuant to the terms of the SHVA, recommended to the Librarian of Congress that the royalty fees paid by satellite carriers for the distribution of superstations and network affiliates directly to homes should be increased to a level commensurate with fair market value, which is far in excess of the rate currently paid by cable operators. The Librarian of Congress accepted CARP's recommendation to increase the royalty fees and determined that the new fees should become effective as of January 1, 1998. The Satellite Broadcasting and Communications Association ("SBCA"), representing the satellite carriers, filed a petition with the Librarian of Congress requesting a stay of the effectiveness of the decision, pending judicial review or congressional action. The Librarian of Congress denied the petition, and as of January 1, 1998, the rate increase went into effect. The SBCA also filed a petition seeking review of the rate increase with the U.S. Court of Appeals for the District of Columbia. In addition, the satellite carriers have requested Congress to override the rate adjustment by legislation. A bill has been introduced in the Senate (S. 1422) which would delay an increase in the royalty fees until January 1, 1999 and would require the FCC to report to Congress within 180 days of enactment of the legislation on the effect of the increase of the royalty fees on the satellite carriers' abilities to compete in the market for delivery of multichannel video programming. A bill also has been introduced in the House of Representatives (H.R. 2291) which is similar to the Senate bill and requires a stay of the royalty increase until the FCC reviews the effects on the market and reports to Congress; however, the stay would be in effect no later than 210 days after enactment. No assurance can be given that the satellite carriers will be able to obtain relief from the U.S. Court of Appeals or Congress. Should the decision of the Librarian of Congress stand, Tempo or New PRIMESTAR (and all other direct satellite service providers) may be competitively disadvantaged vis-a-vis cable operators. See "REGULATORY MATTERS--General."

  State Taxes. In addition to being subject to FCC regulation, operators of DBS systems in the U.S. may be affected by imposition of state sales taxes on satellite-delivered programming. According to the SBCA, several states, including Maryland, Missouri, North Dakota, New York and Washington have either adopted or proposed such taxes. Other states are in various stages of considering proposals that would tax providers of satellite-delivered programming and other communications providers. The provision of state imposed sales taxes could have adverse consequences to TSAT/New PRIMESTAR's business.

  There can be no assurance that additional government regulations affecting DBS permittees and licensees will not occur in the future.

  Issues Affecting Competitors. On July 18, 1997, EchoStar and DirectSat Corporation, a subsidiary of EchoStar ("DirectSat"), filed a consolidated application for special temporary authority ("STA Application") to provide DBS service over the 11 channels at 119(degrees) W.L. currently held by Tempo. EchoStar and DirectSat hold the authorization to use the remaining 21 channels at the 119(degrees) W.L. orbital location and currently are offering service from that location as the DISH Network.

  EchoStar temporarily used certain of Tempo's channels prior to Tempo's March 1997 satellite launch. However, in June 1996, the FCC denied both EchoStar's and DirectSat's requests to extend the STA Application for use of the Tempo channels. The FCC was concerned that when Tempo eventually launched its satellite and commenced its own service, the resultant reduction in service by EchoStar and DirectSat would confuse customers. While EchoStar and DirectSat claimed that customers would not miss their proposed pay-per-view services to be offered over Tempo's channels, the FCC disagreed and denied their requests.

  In their STA Application, EchoStar and DirectSat argued that Tempo was either wasting its allocated channels by not using them or warehousing the channels for use by another party. Furthermore, EchoStar and DirectSat stated that New PRIMESTAR, which is set to acquire Tempo or Tempo's assets pursuant to the TSAT Merger or any Tempo Sale, indicated its willingness to return Tempo's 11 channels at 119(degrees) W.L., if required, as a condition for FCC approval of the Assignment Application. Tempo has filed a petition to deny the STA Application, but the outcome of the proceeding cannot be guaranteed.

  DirecTv recently filed an application with the FCC to expand its existing satellite system, currently located at 101(degrees) W.L. In its June 5, 1997 application, DirecTv requested orbital slots located at 96.5(degrees) W.L. and 105.5(degrees) W.L. To implement this expansion, DirecTv must secure additional frequencies in order to transmit and receive signals at these additional orbital locations. Thus, in a related petition for rulemaking (also filed June 5, 1997), DirecTv requested that the FCC reallocate certain frequencies for DBS use. DirecTv also requested that the standard 9(degrees) spacing policy be abandoned in favor of a 4.5(degrees) spacing policy. The public was invited to comment on DirecTv's petition, and comments were filed by interested parties on July 31, 1997. Commenters generally complained that interference with other satellite transmissions might result from DirecTv's expansion plan. The FCC to date has not issued a Notice of Proposed Rulemaking in this matter, which is a prerequisite to the frequency reallocation requested by DirecTv. In addition, even if the reallocation is eventually granted, there can be no guarantee that DirecTv will be assigned the frequency authorizations and orbital locations it has requested. These authorizations would be available to competing applicants as well.

  Should the FCC adopt a 4.5(degrees) spacing policy for DBS providers, it is possible that the FCC would grant authorizations for satellites at locations adjacent to Tempo's and the Partnership's satellites which may cause interference. Moreover, if the FCC adopts a 4.5(degrees) spacing policy, it is possible that a competitor would control more full CONUS DBS transmission capacity than New PRIMESTAR and therefore, potentially would be able to offer more services than New PRIMESTAR. In any event, it is uncertain whether DirecTv's requests will be granted.

UNCERTAINTIES OF OPERATIONS FOLLOWING THE RESTRUCTURING TRANSACTION

  The success of the Restructuring Transaction and the related transactions will depend in part on the ability of New PRIMESTAR to integrate effectively the businesses of TSAT and the Partnership and the PRIMESTAR(R) distribution businesses of the other Distributors, each of which currently operates separately. There can be no assurance that successful integration of such businesses or that the benefits expected to result from such integration will be realized. The process of integrating such businesses may also require a disproportionate amount of time and attention of New PRIMESTAR's management and financial and other resources of New PRIMESTAR. In addition, the integration of the businesses of TSAT and the Partnership and the PRIMESTAR(R) distribution businesses of the other Distributors may be made more difficult initially by the necessity of coordinating geographically separated organizations and integrating personnel with disparate business backgrounds and corporate cultures. If New PRIMESTAR is not successful in integrating the strategies and operations of such businesses or if such integrated operations fail to achieve consumer acceptance, the combined business could be adversely affected. Further, any delays or unexpected costs that arise in connection with such integration could have a material adverse effect on the business, results of operations or financial condition of New PRIMESTAR, as well as the market value of New PRIMESTAR securities.

CONTROL OF NEW PRIMESTAR BY PRINCIPAL STOCKHOLDERS

  If the Restructuring Transaction had occurred on September 30, 1997, the Class C Stockholders would have received an aggregate of approximately 108 million shares of New PRIMESTAR Class A Common Stock (approximately 59% of the shares of New PRIMESTAR Class A Common Stock that would have been outstanding on such date) and all of the shares of New PRIMESTAR Class C Common Stock, representing in the aggregate approximately 61% of the combined voting power of the New PRIMESTAR Common Stock that would have been outstanding on such date. Based on the foregoing, the Class C Stockholders collectively will control a majority of the combined voting power of the New PRIMESTAR Common Stock, and have the power to control all matters requiring the approval of the holders of New PRIMESTAR Common Stock voting together as a single class, including the election of the Common Directors, although no Class C Stockholder individually will have such control and such powers. In addition, the New PRIMESTAR Charter provides that certain actions may not be taken by New PRIMESTAR without the approval of holders of a majority of the outstanding shares of New PRIMESTAR Class B Common Stock and holders of 83% of the outstanding shares of New PRIMESTAR Class C Common Stock. Further, under the New PRIMESTAR Charter, the Class C Stockholders will initially have the power to elect a majority of the members of the New PRIMESTAR Board. The New

PRIMESTAR Charter provides that, so long as the Class C Stockholders own in the aggregate at least 80% of the number of shares of New PRIMESTAR Class C Common Stock issued in the Restructuring Transaction, the Class C Stockholders will have the right to elect six of the eleven directors. Pursuant to the Stockholders Agreement, initially, three of the six Class C Directors will be nominated by TWE (and TWE has agreed with Newhouse pursuant to the TWE/Newhouse Voting Agreement that of such three, one will be nominated by Newhouse), and one will be nominated by each of Cox, Comcast and MediaOne. The New PRIMESTAR Bylaws provide that actions of the New PRIMESTAR Board, with certain exceptions, may be approved by a simple majority vote. See "-- Potential Conflicts of Interest," "MANAGEMENT OF NEW PRIMESTAR--Board Composition," "SECURITY OWNERSHIP OF NEW PRIMESTAR," "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK" and "RELATED AGREEMENTS--Stockholders Agreement."

POTENTIAL CONFLICTS OF INTEREST

  Following consummation of the Restructuring Transaction, TWE and Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom will own approximately 31%, 10%, 9%, 9% and 5%, respectively, of the shares of New PRIMESTAR Common Stock outstanding and approximately 32%, 10%, 10%, 9% and 2%, respectively, of the total voting power of the shares of New PRIMESTAR Common Stock outstanding, in each case subject to adjustments based on closing subscriber counts and other factors. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction." In addition, following consummation of the TSAT Merger, John C. Malone, the Chairman of the Board and a director of TCI (and also Chairman of the Board and a director of TSAT) will own approximately 2.0% of the shares of New PRIMESTAR Common Stock outstanding and approximately 8.8%, of the total voting power of the shares of New PRIMESTAR Common Stock outstanding at the Closing of the Restructuring Transaction. See "SECURITY OWNERSHIP OF NEW PRIMESTAR."

  Affiliates of each of the Class C Stockholders and TCI and GE Americom, individually and in joint ventures with each other and others, have substantial other interests in the communications and entertainment industries, some of which may compete with the business of, or provide programming to, New PRIMESTAR. All of the Class C Stockholders and TCI, through their respective subsidiaries and affiliates, own or have controlling interests in cable systems throughout the United States, and because New PRIMESTAR will be competing with such cable systems in the provision of multi-channel video programming services, there is the potential for conflicts of interest. The New PRIMESTAR Charter provides for two independent directors, and Section 144 of the DGCL, in general, provides that no related party transaction is void or voidable solely for this reason, if: (i) the material facts as to the related party transaction are disclosed or are known to the board of directors or the committee which authorizes the transaction, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the related party transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the related party transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

  Pursuant to the Restructuring Agreement, at the Closing, New PRIMESTAR will enter into a Transition Period Agency Agreement with each Class C Stockholder (or their respective affiliates), pursuant to which each such party will be designated as a servicing agent in assigned non-exclusive territories with respect to New PRIMESTAR's medium power PRIMESTAR(R) subscribers, for a period of up to six months following the Closing. In addition, each Class C Stockholder and TCI (or their respective affiliates) will have the right to enter into an HP Agency Agreement with New PRIMESTAR, pursuant to which such party will act as a non-exclusive retail sales and servicing agent of any stand-alone retail high power PRIMESTAR(R) programming service. Pursuant to the Restructuring Agreement, each Class C Stockholder and TCI (or their respective affiliates) will also have a right to enter into a Sales Agency Agreement, pursuant to which such party will act as a non-exclusive retail sales agent of (i) the PRIMESTAR(R) medium power programming service, or (ii) at any time that such party is not a party to an HP Agency Agreement, any stand-alone retail high power PRIMESTAR(R) programming service. Such agreements could give rise to potential conflicts of interest since in those territories served by cable television, New PRIMESTAR will be competing for subscribers with the cable systems owned and operated by the Class C Stockholders and TCI, and the respective ownership interests of the Class C Stockholders and TCI in the applicable cable systems may be greater than their respective ownership interests in New PRIMESTAR. In order to offset this potential for conflicts of interest, the HP Agency Agreements and the Sales Agency Agreements will contain performance standards designed to ensure that New PRIMESTAR's customers receive appropriate service from the applicable Class C Stockholder or TCI with respect to installation, maintenance and other service functions. In the event a Class C Stockholder or TCI fails materially to satisfy the service performance standards, such party may lose its right to provide service, but will not lose its right to act as a sales agent or to receive the fees associated with performance of its sales agent obligations. See "RELATED AGREEMENTS--Agency Agreements."

INVESTMENT COMPANY ACT CONSIDERATIONS

  Following consummation of the Restructuring Transaction, TSAT will be a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, which holds the FCC Permit and other assets and liabilities relating to a proposed DBS system being constructed by Tempo, (ii) shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock representing approximately 36% of the outstanding shares of common equity (and approximately 37% of the voting power) of New PRIMESTAR on the Closing Date, subject to adjustments based on closing subscriber counts and other factors, and (iii) its rights and obligations under the agreements with New PRIMESTAR described in this Proxy Statement/Prospectus. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction" and "RELATED AGREEMENTS." As a result, TSAT may be deemed to be an "investment company" within the meaning of the 1940 Act, which defines an investment company as one engaged in the business of investing or holding securities and owning "investment securities" having a value exceeding 40% of the value of such company's total assets. Generally, an investment company is required to register as such with the SEC. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates.

  A company is deemed not to be an investment company for one year if it has a bona fide intent to be engaged in a business other than investing, holding or trading in securities. TSAT does not intend to be an investment company and believes that it qualifies for such exemption. TSAT currently expects that prior to the expiration of the one-year exemption period for so-called "transient investment companies," the TSAT Merger will be consummated. However, consummation of the TSAT Merger is subject to regulatory approval and other conditions (including the right of New PRIMESTAR to terminate the TSAT Merger Agreement if the TSAT Merger has not been consummated by June 30,
1998), and no assurance can be given that the TSAT Merger will be consummated within such one-year exemption period, or at all. In such event, TSAT expects that it would (a) acquire control of an operating company or business, (b) dispose of investment securities (including potentially some or all of its interest in New PRIMESTAR), or (c) take such other actions or combination of actions as may be available in order to avoid application of the 1940 Act. Application of the provisions of the 1940 Act to TSAT could have a material adverse effect on TSAT.

RISKS ASSOCIATED WITH THE ASKYB TRANSACTION

  Increased Financial Obligations. Consummation of the ASkyB Transaction will impose additional financial obligations on New PRIMESTAR. The consideration to be paid by New PRIMESTAR in connection with the ASkyB Transaction will include, subject to closing adjustments, $600 million liquidation value of New PRIMESTAR Convertible Preferred Stock and $516 million principal amount of New PRIMESTAR Convertible Subordinated Notes. New PRIMESTAR will also assume certain obligations under certain specified contracts and other arrangements binding upon ASkyB, News Corp. and/or MCI, which will require New PRIMESTAR to make payments, subject to the terms and conditions of such contracts and arrangements. At September 30, 1997, the remaining commitments under such obligations to be assumed aggregated approximately $187 million. See

"THE ASKYB TRANSACTION." Consummation of the ASkyB Transaction will make New PRIMESTAR's future operations more heavily dependent than they otherwise would be on the success of the proposed high power DBS business, which is subject to numerous uncertainties. See "--Uncertainty Regarding High Power Strategies." New PRIMESTAR will incur additional costs if it converts all or some of its existing medium power customers to the high power satellite service expected to be provided with the assets acquired through the ASkyB Transaction.

  New PRIMESTAR's ability to meet the dividend payment and debt service obligations it will incur as a result of the ASkyB Transaction, to fulfill the contractual obligations it will assume and to fund the costs associated with operating the proposed high power DBS business will depend upon New PRIMESTAR's future performance, particularly the performance of the proposed high power DBS business, which is subject to numerous factors, many of which are beyond New PRIMESTAR's control. See "--Risks of Satellite Failure" and "-- Uncertainty Regarding High Power Strategies." There can be no assurance that the high power DBS business will be successful or that New PRIMESTAR will generate sufficient cash flow from operating activities to meet these obligations. If New PRIMESTAR does not generate sufficient cash flow from operating activities to meet these obligations New PRIMESTAR may need to seek additional debt or equity financing, which may not be available on terms acceptable to New PRIMESTAR. See "--Ability to Service Debt; Restrictive Covenants; Refinancing Risks," "--Substantial Leverage; Additional Indebtedness Likely" and "--History of Losses of TSAT and Other Restructuring Parties."

  Dilution of Voting Power. Consummation of the ASkyB Transaction could result in dilution of the voting power of New PRIMESTAR common stockholders, including the former TSAT stockholders if the TSAT Merger shall have been consummated. Although the New PRIMESTAR Convertible Preferred Stock, New PRIMESTAR Convertible Subordinated Notes and New PRIMESTAR Class D Common Stock are themselves non-voting, they may result in the issuance of shares of New PRIMESTAR Class A Common Stock (which has one vote per share) to any holder other than ASkyB, News Corp. or any of their respective affiliates, upon conversion or in payment of dividend or interest obligations, as applicable. Any New PRIMESTAR Class D Common Stock held by ASkyB, News Corp. or any of their respective affiliates, will automatically convert, on a one-for-one basis, into New PRIMESTAR Class A Common Stock upon the transfer of such New PRIMESTAR Series D Common Stock to someone other than ASkyB, News Corp. or any of their respective affiliates. The issuance of additional shares of New PRIMESTAR Class A Common Stock, as dividend or interest payments to holders of New PRIMESTAR Convertible Preferred Stock or New PRIMESTAR Convertible Subordinated Notes, upon conversion of New PRIMESTAR Convertible Preferred Stock or New PRIMESTAR Convertible Subordinated Notes, or upon the transfer of New PRIMESTAR Class D Common Stock to someone other than ASkyB, News Corp. or any of their respective affiliates, would dilute the voting power of existing New PRIMESTAR common stockholders. The consideration to be issued by New PRIMESTAR in connection with the ASkyB Transaction, if converted in full into New PRIMESTAR Class A Common Stock by holders other than ASkyB, News Corp. and their respective affiliates, would represent in the aggregate approximately 11% of the aggregate voting power of the New PRIMESTAR Common Stock, based on the number of shares of New PRIMESTAR Common Stock of each class expected to be issued in the Restructuring Transaction and the ASkyB Transaction, subject to various adjustments described herein. See "THE ASKYB TRANSACTION--The ASkyB Agreement" and "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK."

  Dilution of Common Stock. Consummation of the ASkyB Transaction has the potential to result in dilution of the outstanding New PRIMESTAR Common Stock. The price at which New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes will be converted into New PRIMESTAR Common Stock will be based on the value of New PRIMESTAR and the value of the consideration received by New PRIMESTAR as of the closing date of the ASkyB Transaction, in accordance with the terms of the ASkyB Agreement. Such conversion price may be less than or greater than the market price for shares of New PRIMESTAR Common Stock on such date. To the extent that the New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes are issued at an effective price less than the aggregate fair market value on such date of the shares of New PRIMESTAR Common Stock into which such securities are ultimately convertible, such issuance would be dilutive to the holders of then outstanding shares of New PRIMESTAR Common Stock, including the former TSAT stockholders if the TSAT Merger shall have been consummated.

  Failure to Consummate the ASkyB Transaction. The ASkyB Transaction is subject to regulatory and other conditions. If the ASkyB Transaction is not consummated, then New PRIMESTAR may not be able to secure access to the capacity of the 110(degrees) W.L. orbital slot on terms favorable to New PRIMESTAR or on any terms. Although New PRIMESTAR intends in such event to pursue the proposed high power DBS business using the transponder capacity of Tempo DBS-1, failure of New PRIMESTAR to secure the availability of a full CONUS DBS slot with greater capacity could have an adverse effect on its proposed high power DBS business. See "--Uncertainty Regarding High Power Strategies" and "BUSINESS OF TSAT--Tempo."

  EchoStar-News Corp. Litigation. In May 1997, EchoStar filed suit against News Corp. with respect to their previously announced and then aborted business combination. EchoStar seeks specific performance and damages against News Corp., including lost profits alleged by EchoStar to exceed $10 billion over a ten-year period. In June 1997, News Corp. filed an answer and counterclaims against EchoStar seeking unspecified damages. News Corp.'s answer denies all material allegations in EchoStar's amended complaint and asserts numerous defenses, including bad faith, misconduct and failure to disclose material information on the part of EchoStar. The parties are now in discovery. The case has been set for trial commencing June 15, 1998, but that date may be postponed.

  None of TSAT, the Partnership, New PRIMESTAR or any of the other parties to the Roll-up Plan have been named as defendants in the EchoStar-News Corp. litigation. However, EchoStar has from time to time threatened to name some or all of such parties as defendants in such action. Moreover, if EchoStar is awarded specific performance, News Corp. may be prevented from consummating the ASkyB Transaction.

  In connection with the ASkyB Transaction, News Corp., TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse and GE Americom entered into the ASkyB Indemnification Agreement, which agreement provides for News Corp. to indemnify the PRIMESTAR Indemnitees (as defined therein) against, and hold them harmless from, losses, liabilities, claims, damages, costs and expenses relating to the foregoing claims by EchoStar and/or certain related matters. See "THE ASKYB TRANSACTION--ASkyB Indemnification Agreement" for a more detailed description of the ASkyB Indemnification Agreement.

DEPENDENCE ON THIRD PARTY PROGRAMMERS

  New PRIMESTAR will be dependent on third parties to provide New PRIMESTAR with programming. The Partnership's existing programming agreements, of which approximately 8% expire in 1998, 43% expire in 1999, 24% expire in 2000 and 25% expire at various times between 2001 and 2008, contain various renewal and cancellation provisions. There can be no assurance that any of these agreements will be renewed or will not be canceled prior to expiration of their original term. In the event that any such agreements are not renewed or are canceled, there can be no assurance that New PRIMESTAR would be able to obtain or develop substitute programming, or that such substitute programming would be comparable in quality or cost to the Partnership's existing programming. The Partnership's competitors currently offer substantially the same programming as the Partnership. The ability of New PRIMESTAR to compete successfully will depend on New PRIMESTAR's ability to continue to obtain desirable programming and attractively package it to its customers at competitive prices. See "BUSINESS OF THE PARTNERSHIP--PRIMESTAR(R) Programming."

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Restructuring Transaction, there are expected to be approximately 205.6 million shares of New PRIMESTAR Common Stock outstanding. Approximately 74.8 million of these shares will initially be held by TSAT. The Class C Stockholders and GE Americom will own the remaining 130.8 million shares of New PRIMESTAR Common Stock. If the TSAT Merger is consummated, each outstanding share of

TSAT Series A Common Stock on the TSAT Closing Date will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock, each outstanding share of TSAT Series B Common Stock on such date will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock and the shares of New PRIMESTAR Common Stock then held by TSAT will be canceled. Following the TSAT Merger, the shares issued in the TSAT Merger will be freely transferable without restriction or further registration under the Securities Act, except that (i) shares of New PRIMESTAR Common Stock held by persons who are deemed "affiliates" (as such term is defined under the Securities Act) of TSAT prior to the TSAT Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become affiliates of New PRIMESTAR) or as otherwise permitted under the Securities Act, and (ii) shares of New PRIMESTAR Class B Common Stock held by the Specified Class B Stockholders will be subject to restrictions under the Stockholders Agreement. In general, Rule 144 permits affiliates and holders of "restricted securities" of an issuer to sell such securities without registration subject to certain conditions, including, in the case of "restricted securities," a one year minimum holding period.

  In addition, upon completion of the ASkyB Transaction, New PRIMESTAR will issue, subject to closing adjustments, approximately $600 million aggregate liquidation value of New PRIMESTAR Convertible Preferred Stock (convertible into approximately 52 million shares of New PRIMESTAR Class D Common Stock, subject to adjustment) and approximately $516 million principal amount of New PRIMESTAR Convertible Subordinated Notes (convertible into approximately 45 million shares of New PRIMESTAR Class D Common Stock, subject to adjustment). Shares of New PRIMESTAR Class D Common Stock issued to ASkyB or any of its affiliates upon conversion of such New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes, or in payment of dividend or interest obligations thereunder, will in turn automatically convert into shares of New PRIMESTAR Class A Common Stock, on a one-to-one basis, upon transfer to any person other than ASkyB, News Corp. or any of their respective affiliates. New PRIMESTAR also may decide to issue additional shares of New PRIMESTAR Common Stock or preferred stock ("New PRIMESTAR Preferred Stock") in the future. As used herein, the term "New PRIMESTAR Preferred Stock" includes the proposed New PRIMESTAR Convertible Preferred Stock to be authorized in connection with the ASkyB Transaction and any other series of the Preferred Stock of New PRIMESTAR as may from time to time be designated pursuant to the New PRIMESTAR Charter.

  No predictions can be made as to the effect, if any, following the TSAT Merger, that sales of New PRIMESTAR Common Stock, or the availability of additional shares of New PRIMESTAR Common Stock for future sales, will have on the market price of shares of New PRIMESTAR Class A Common Stock or New PRIMESTAR Class B Common Stock prevailing from time to time. Sales of substantial amounts of New PRIMESTAR Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock and could impair New PRIMESTAR's future ability to raise capital through an offering of its equity securities. To the best of TSAT's knowledge, New PRIMESTAR does not have any current plan or intention to issue any additional shares of New PRIMESTAR Common Stock or New PRIMESTAR Preferred Stock, except in connection with the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction, as described in this Proxy Statement/Prospectus.

  ASkyB, News Corp. and their respective affiliates will have certain demand and "piggyback" registration rights with respect to the New PRIMESTAR Class A Common Stock into which the New PRIMESTAR Convertible Preferred Stock and the New PRIMESTAR Convertible Subordinated Notes issuable to them is ultimately convertible, pursuant to which such parties will have the right, under specific circumstances, to cause New PRIMESTAR to register such shares of New PRIMESTAR Class A Common Stock under the Securities Act. See "THE ASKYB TRANSACTION--Registration Rights." Each of the Class C Stockholders, the Specified Class B Stockholders, GE Americom and their respective affiliates will also be granted certain demand and "piggyback" registration rights with respect to the New PRIMESTAR Common Stock issuable to them in the Restructuring Transaction or, in the case of the Specified Class B Stockholders, the TSAT Merger (or acquired by them in accordance with certain provisions of the Stockholders Agreement), pursuant to which such stockholders will have certain rights, under specific circumstances and subject to certain conditions and exceptions, to cause New PRIMESTAR to register under the Securities Act all or any portion of their respective shares of New PRIMESTAR Class A Common Stock or New PRIMESTAR Class B Common Stock, at the expense of New PRIMESTAR. However, pursuant to the Stockholders Agreement, each of the Class C Stockholders and the Specified Class B Stockholders will be subject to certain restrictions on the sale of their respective shares of New PRIMESTAR Common Stock after the Closing Date. See "RELATED AGREEMENTS--Registration Rights Agreement" and "RELATED AGREEMENTS--Stockholders Agreement."

POTENTIAL ANTITAKEOVER EFFECTS

  Certain provisions of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, along with the Stockholders Agreement, may have the effect of making more difficult an acquisition of control of New PRIMESTAR in a transaction not approved by the New PRIMESTAR Board. These provisions include the disparate voting rights of the New PRIMESTAR Class A Common Stock compared to the New PRIMESTAR Class B Common Stock and the New PRIMESTAR Class C Common Stock; provisions giving the New PRIMESTAR Board the power to issue shares of New PRIMESTAR Preferred Stock and to fix the rights and preferences thereof, without further authorization of New PRIMESTAR's common stockholders (subject to the provisions of the New PRIMESTAR Charter); the requirement of a supermajority vote to approve specified actions; the power of the New PRIMESTAR Board to redeem stock from stockholders when necessary to protect New PRIMESTAR's regulatory licenses; and certain other provisions. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock" and "COMPARISON OF STOCKHOLDERS' RIGHTS." In addition, of the eleven members of the New PRIMESTAR Board, the Class C Stockholders will be entitled to elect six members and the holders of New PRIMESTAR Class B Common Stock will be entitled to elect three members. Following the Restructuring Transaction, 100% of the issued and outstanding shares of New PRIMESTAR Class B Common Stock will be owned by TSAT, and following the TSAT Merger, 100% of such shares will be owned by the holders of TSAT Series B Common Stock on the TSAT Closing Date. The Class C Stockholders together with the holders of New PRIMESTAR Class B Common Stock collectively will own an aggregate of approximately 81% of the equity interest of New PRIMESTAR and, therefore, will generally be able to control the vote on all matters submitted to a vote of the holders of New PRIMESTAR Common Stock. Further, the New PRIMESTAR Charter requires the approval of (i) a majority of the total voting power of outstanding shares of New PRIMESTAR Class B Common Stock and (ii) 83% of the total voting power of the outstanding shares of New PRIMESTAR Class C Common Stock to approve specified actions, including approval of a merger or other transaction constituting a change in control, making the consummation of any such transaction, if opposed by such stockholders, difficult to obtain. Thus, the Class C Stockholders and/or the holders of New PRIMESTAR Class B Common Stock will be in a position to prevent a takeover of New PRIMESTAR by one or more third parties, which could deprive New PRIMESTAR's minority stockholders of a premium that might otherwise be realized by them in connection with an acquisition of New PRIMESTAR. Certain provisions of the Stockholders Agreement, such as the rights of first refusal, could also have the effect of discouraging or rendering more difficult an acquisition of control of New PRIMESTAR or deterring a third party from seeking to acquire control of New PRIMESTAR. The combined effect of the foregoing could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of New PRIMESTAR Common Stock, inhibit fluctuations in the market price of New PRIMESTAR Common Stock that could result from takeover attempts, and have the effect of making it more difficult for third parties to cause the immediate removal and replacement of the members of the then current New PRIMESTAR Board or the then current management of New PRIMESTAR without the concurrence of the New PRIMESTAR Board. See "COMPARISON OF STOCKHOLDERS' RIGHTS" and "RELATED AGREEMENTS--Stockholders Agreement."

DIVIDENDS AND DIVIDEND POLICY

  Historically, TSAT has never declared or paid cash dividends on TSAT Common Stock. TSAT anticipates that no cash dividends will be paid on the TSAT Common Stock in the foreseeable future. Payment of cash dividends on the TSAT Common Stock, if any, in the future will be determined by the TSAT Board in light of TSAT's earnings, financial condition and other relevant considerations. Following the Restructuring Transaction and prior to the TSAT Merger, TSAT will be a holding company and, as such, TSAT's ability to pay cash dividends will be dependent on its ability to receive cash dividends and advances from its subsidiaries and New PRIMESTAR. Moreover, during the term of the TSAT Merger Agreement, TSAT will be subject to the covenants provided for therein, including TSAT's agreement not to, and to cause each of its subsidiaries not to, declare, set aside or pay any dividend with respect to any shares of its capital stock.

  Any future payments of dividends by New PRIMESTAR will depend on decisions that will be made by the New PRIMESTAR Board from time to time in the exercise of its business judgment, taking into account, among other things, New PRIMESTAR's results of operations and financial condition, any then existing or proposed commitments by New PRIMESTAR for the use of available funds, and New PRIMESTAR's obligations with respect to the holders of any then outstanding indebtedness or preferred stock. The Indentures and the Bank Credit Facility, both of which will be assumed by New PRIMESTAR in connection with the Restructuring Transaction, contain, and the New Notes and the Interim Credit Facility are expected to contain, restrictions with respect to the payment of dividends. In addition, if the ASkyB Transaction is consummated, the holders of the New PRIMESTAR Convertible Preferred Stock and the New PRIMESTAR Convertible Subordinated Notes will be entitled to receive all cumulative dividend payments and interest payments payable under such securities before any dividends can be paid on the New PRIMESTAR Common Stock. In addition, New PRIMESTAR may in the future issue additional debt securities or preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on the New PRIMESTAR Common Stock. TSAT anticipates that New PRIMESTAR will retain future earnings for use in its business and will not pay any dividends on New PRIMESTAR Common Stock in the foreseeable future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of TSAT, included elsewhere herein, "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT" and "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK."

RISK OF SIGNAL PIRACY

  In common with all providers of subscription television programming, TSAT/New PRIMESTAR faces the risk that the PRIMESTAR(R) programming signal will be obtained by unauthorized users. If signal piracy became widespread, TSAT/New PRIMESTAR's revenue and cash flow from operations could be adversely affected, and New PRIMESTAR's ability to contract for video and audio services provided by programmers could be adversely affected. Historically, signal piracy in the C-band, cable television and European digital satellite industries has been widely reported and, more recently, published reports indicate that the DirecTv and USSB encryption systems have been compromised. While TSAT management believes that the encryption method utilized by the Partnership, which was developed by an affiliate of General Instrument Corporation ("GI"), has been effective in minimizing signal piracy, and there have been no published reports of breaches in PRIMESTAR(R) security, there can be no assurance that changes in technology will not render less effective the anti-piracy efforts associated with PRIMESTAR(R).

RISK OF TECHNOLOGICAL CHANGES

  Technology in the digital satellite television industry is subject to rapid change, and new technologies are continuously being developed. Some competitors of TSAT/New PRIMESTAR may have or may obtain access to proprietary technologies that are perceived by the satellite services industry or customers as superior to, or more desirable than, the technology of TSAT/New PRIMESTAR and/or the technology used in the PRIMESTAR(R) system. There can be no assurance that TSAT/New PRIMESTAR could obtain access to any such technology or that the lack of any such technology would not adversely affect the ability of TSAT/New PRIMESTAR to compete with such competitors.

  In addition, in order to implement successfully its high power business plan, TSAT/New PRIMESTAR will need access to statistical multiplexing technology or other advances in digital compression technology that are currently under development or being tested by several third parties. Such technology would enable TSAT/New PRIMESTAR to increase the number of digital program signals that could be transmitted simultaneously over a single satellite transponder, thus effectively increasing the digital compression ratio. See "THE DIGITAL SATELLITE TELEVISION INDUSTRY--Industry Overview." Although TSAT/New PRIMESTAR does not currently have any agreement with respect to the use of any such technology, TSAT believes that TSAT/New PRIMESTAR would be able to obtain the rights to use such technology. However, in the event that TSAT/New PRIMESTAR were unable to obtain such rights, its high power business plan could be adversely affected.

                                CAPITALIZATION

  The following table sets forth (i) the historical cash and capitalization of TSAT as of September 30, 1997, and (ii) the pro forma cash and capitalization of TSAT and New PRIMESTAR assuming the indicated transactions had occurred as of that date. This table should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership and is qualified in its entirety by reference to the Primary and Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR and the historical financial statements and notes thereto of TSAT, TWSSI, Cox Satellite, Comcast Satellite, MediaOne Satellite and the Partnership.

                                                   SEPTEMBER 30, 1997
                         ------------------------------------------------------------------------
                                                     ROLL-UP PLAN                       NEW
                                     ---------------------------------------------   PRIMESTAR
                                                                         NEW       PRO FORMA FOR
                                                         NEW          PRIMESTAR    RESTRUCTURING
                                          TSAT        PRIMESTAR     PRO FORMA FOR   TRANSACTION,
                                     PRO FORMA FOR  PRO FORMA FOR   RESTRUCTURING   TSAT MERGER
                            TSAT     RESTRUCTURING  RESTRUCTURING  TRANSACTION AND   AND ASKYB
                         HISTORICAL  TRANSACTION(1) TRANSACTION(2) TSAT MERGER(3)  TRANSACTION(3)
                         ----------  -------------- -------------- --------------- --------------
                                                  AMOUNTS IN THOUSANDS
Cash.................... $   19,279          --          54,698          54,698         54,698
                         ==========     ========      =========       =========      =========
Due to the
 Partnership(4)......... $  463,133      463,133            --              --             --
Bank Credit
 Facility(5)............        --           --             --              --             --
PRIMESTAR Credit
 Facility(6)............        --           --         555,000         555,000        555,000
Acquisition debt(7).....        --           --         483,736         483,736        483,736
10.875% Senior
 Subordinated Notes due
 2007...................    200,000          --         200,000         200,000        200,000
12.25% Senior
 Subordinated Discount
 Notes due 2007.........    163,634          --         163,634         163,634        163,634
5% New PRIMESTAR
 Convertible
 Subordinated Notes due
 2008 ..................        --           --             --              --         516,300
Other debt..............      2,126          --           2,126           2,126          2,126
New PRIMESTAR
 Convertible Preferred
 Stock ($.01 par value);
 120,000 shares issued..        --           --             --              --         600,000
Equity:
 TSAT Preferred Stock
  ($.01 par value):
 5,000,000 shares
  authorized; none
  issued................        --           --             --              --             --
 TSAT Common Stock ($1
  par value):
 Series A; 185,000,000
  shares authorized;
  58,237,114 issued.....     58,237       58,237            --              --             --
 Series B; 10,000,000
  shares authorized;
  8,465,324 issued......      8,465        8,465            --              --             --
 New PRIMESTAR Preferred
  Stock ($.01 par
  value);
  350,000,000 shares
  authorized............        --           --             --              --             --
 New PRIMESTAR Common
  Stock ($.01 par
  value):
 Class A; 850,000,000
  shares authorized;
  175,222,922 assumed
  issued on a pro forma
  basis.................        --           --           1,752           1,752          1,752
 Class B; 50,000,000
  shares authorized;
  8,465,324 shares
  assumed issued on a
  pro forma basis.......        --           --              85              85             85
 Class C; 30,000,000
  shares authorized;
  13,786,687 shares
  assumed issued on a
  pro forma basis.......        --           --             138             138            138
 Class D; 150,000,000
  shares authorized;
  none assumed issued
  on a pro forma
  basis.................        --           --             --              --             --
 Additional paid-in
  capital...............    523,295      747,707      1,198,262       1,580,585      1,580,585
 Accumulated deficit....   (382,323)    (382,323)           --         (382,323)      (382,323)
                         ----------     --------      ---------       ---------      ---------
    Total equity........    207,674      432,086      1,200,237       1,200,237      1,200,237
                         ----------     --------      ---------       ---------      ---------
    Total
     capitalization..... $1,036,567      895,219      2,604,733       2,604,733      3,721,033
                         ==========     ========      =========       =========      =========

--------
(1) Represents the cash and capitalization of TSAT after giving effect to the TSAT Asset Transfer and the other elements of the Restructuring Transaction. For additional information concerning the pro forma adjustments, see the Primary Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.
(2) Represents the cash and capitalization of New PRIMESTAR as affected by the assumed consummation of the Restructuring Transaction. For additional information concerning the pro forma adjustments, see the Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.
(3) Represents the cash and capitalization of New PRIMESTAR after giving effect to the indicated transactions. For additional information concerning the pro forma adjustments, see the Primary Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.
(4) Represents advances received by Tempo from the Partnership to fund the majority of Tempo's obligations under the Satellite Construction Agreement and certain related costs. The Partnership financed such advances to Tempo through borrowings under the PRIMESTAR Credit Facility, which was in turn supported by letters of credit arranged for by affiliates of the Partners.
(5) On December 31, 1996, TSAT entered into the Bank Credit Facility. As a result of the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, the maximum commitments under the Bank Credit Facility were increased from $350,000,000 to $750,000,000. At September 30, 1997, $720,000,000 of such maximum commitments were unused. The availability of such commitments for borrowing is subject to TSAT's compliance with operating and financial covenants and other customary conditions. Commencing March 31, 2001, aggregate commitments will be reduced quarterly in accordance with a schedule, until final maturity at June 30, 2005. TSAT anticipates that it will be required to refinance and/or amend the Bank Credit Facility prior to the consummation of the Restructuring Transaction. No assurance can be given that any such refinancing and/or amendment will be completed on terms acceptable to TSAT. See note 10 to the Unaudited Financial Statements of TSAT, included elsewhere herein.
(6) The PRIMESTAR Credit Facility was obtained by the Partnership to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites, and is supported by letters of credit arranged for by affiliates of all but one of the Partners. The maturity date of the PRIMESTAR Credit Facility has been extended to September 30, 1998. Long-term financing alternatives with respect to the Tempo Satellites are currently being evaluated. No assurance can be given that any such long-term financing will be available on acceptable terms.
(7) It is anticipated that debt financing will be obtained to finance the cash requirements of the Restructuring Transaction and to finance the capital requirements of New PRIMESTAR's business strategies. No assurance can be given that any such debt financing will be obtained on terms acceptable to New PRIMESTAR. See "THE ROLL-UP PLAN--Financing in Connection with the Restructuring Transaction."

                              THE SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

  This Proxy Statement/Prospectus and the accompanying form of proxy are being furnished to holders of TSAT Common Stock in connection with the solicitation of proxies by the TSAT Board for use at the Meeting to be held on March 6, 1998, at the offices of Tele-Communications, Inc., 5619 DTC Parkway, Englewood, Colorado, commencing at 10:00 a.m. local time. At the Meeting, holders of TSAT Common Stock will be asked to consider and vote upon (i) the Roll-up Proposal, (ii) the TSAT Nonemployee Director Plan Proposal and (iii) such other matters as may properly be brought before the Meeting. Copies of the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and the TSAT Nonemployee Director Plan are included as Appendices A-1, A-2, B and J, respectively, to this Proxy Statement/Prospectus.

VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL

  The TSAT Board has fixed the close of business on January 6, 1998, as the Record Date for the determination of the TSAT stockholders entitled to notice of and to vote at the Meeting. Accordingly, only holders of record of shares of TSAT Common Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting. At the close of business on the Record Date, there were 58,240,572 shares of TSAT Series A Common Stock outstanding and entitled to vote, held by 5,834 holders of record, and 8,465,324 shares of TSAT Series B Common Stock outstanding and entitled to vote, held by 355 holders of record. Each holder of record of shares of TSAT Series A Common Stock on the Record Date is entitled to cast one vote per share on each proposal properly submitted for the vote of the TSAT stockholders at the Meeting. Each holder of record of shares of TSAT Series B Common Stock on the Record Date is entitled to cast ten votes per share on each such proposal. Votes may be cast in person or by properly executed proxy at the Meeting. Pursuant to the DGCL and the TSAT Bylaws, the presence, in person or by properly executed proxy, of the holders of a majority in total voting power of the outstanding shares of TSAT Common Stock entitled to vote is necessary to constitute a quorum at the Meeting. Abstentions will be counted in determining whether a quorum is present.

  Under the TSAT Charter and the DGCL, (i) the affirmative vote of the holders of 66 2/3% of the combined voting power of the shares of TSAT Series A Common Stock and TSAT Series B Common Stock issued and outstanding on the Record Date, voting together as a single class, is required to approve the Roll-up Proposal and (ii) the affirmative vote of a majority of the combined voting power of the outstanding shares of TSAT Series A Common Stock and TSAT Series B Common Stock present and entitled to vote thereon at the Meeting, voting together as a single class, is required to approve the TSAT Nonemployee Director Plan Proposal. If the Roll-up Proposal is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. Consummation of the TSAT Merger is subject to regulatory approval and other conditions to closing set forth in the TSAT Merger Agreement. See "THE TSAT MERGER AGREEMENT--Conditions to the TSAT Merger." Accordingly, there can be no assurances that the TSAT Merger will be consummated, even if the Roll-up Proposal is approved and the Restructuring Transaction is consummated. See "RISK FACTORS-- Risks of Failure to Consummate the TSAT Merger." In addition, approval of the TSAT Nonemployee Director Plan Proposal is not a condition to the consummation of the Roll-up Plan or any part thereof. Under the TSAT Charter, stockholder action must be taken at a meeting and may not be taken by written consent. Abstentions and broker non-votes in respect of the Roll-up Proposal will have the same effect as negative votes. Under the DGCL, there are no appraisal rights for TSAT stockholders in connection with the transactions contemplated by the Roll-up Plan. See "THE ROLL-UP PLAN--Absence of Appraisal Rights."

  A vote in favor of the Roll-up Proposal will also constitute a vote in favor of the election as directors of the members of the New PRIMESTAR Board and the adoption of the New PRIMESTAR Bylaws and the New PRIMESTAR Charter, as in effect at the time of the closing of the TSAT Merger. See "MANAGEMENT OF NEW PRIMESTAR--Directors and Executive Officers" for a description of the qualifications of the initial members of the New PRIMESTAR Board. See "DESCRIPTION OF NEW PRIMESTAR COMMON STOCK" for a description of the terms of the New PRIMESTAR Common Stock and "COMPARISON OF

STOCKHOLDERS' RIGHTS" for a description of the material differences between the rights of holders of TSAT Common Stock and the rights of holders of New PRIMESTAR Common Stock. See also Appendices E and F, which contain the complete text of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, respectively.

  Pursuant to the TSAT Voting Agreements, which are attached as Appendix H to this Proxy Statement/Prospectus, John C. Malone and certain other TSAT stockholders with the power to vote or direct the vote of, in the aggregate, 2,557,629 shares of TSAT Series A Common Stock and 6,543,451 shares of TSAT Series B Common Stock, or 47.6% of the total voting power of the shares of TSAT Common Stock outstanding on the Record Date, have agreed to vote such shares of TSAT Common Stock (or cause them to be voted) in favor of approval of the Roll-up Proposal. See "RELATED AGREEMENTS--TSAT Voting Agreements" and "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan."

  As of the Record Date, TSAT's directors and executive officers beneficially owned 581,852 outstanding shares of TSAT Series A Common Stock and 3,441,393 outstanding shares of TSAT Series B Common Stock, representing approximately 24.5% of the total voting power of the shares of TSAT Common Stock outstanding on such date. See "SECURITY OWNERSHIP OF TSAT--Security Ownership of Management." TSAT's directors and executive officers have informed TSAT that they intend to vote all of their shares of TSAT Common Stock in favor of the Roll-up Proposal. See "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan."

PROXIES

  All shares of TSAT Common Stock represented by properly executed proxies received prior to or at the Meeting, and not revoked, will be voted in accordance with the instructions indicated on such proxies; however, properly executed proxies marked "ABSTAIN," although counted for purposes of determining whether there is a quorum at the Meeting, will not be voted. If no instructions are indicated, such proxies will be voted FOR the Roll-up Proposal and FOR the TSAT Nonemployee Director Plan Proposal.

  At the date of this Proxy Statement/Prospectus, the TSAT Board does not know of any business to be presented at the Meeting other than as set forth in the notice accompanying this Proxy Statement/Prospectus. If any other matters should properly be presented at the Meeting for consideration, including, among other things, consideration of a motion to adjourn the Meeting to another time and/or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  A stockholder may revoke his or her proxy at any time prior to its use by
(i) delivering to the Secretary of TSAT a signed notice of revocation bearing a later date than the proxy, or a duly executed later-dated proxy relating to the same shares or (ii) attending the Meeting and voting in person. Attendance at the Meeting will not in itself constitute the revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to TSAT at 8085 South Chester, Suite 300, Englewood, Colorado 80112,
Attention: Secretary, or hand-delivered to the Secretary of TSAT at the aforementioned address at or before the taking of the vote at the Meeting.

EXPENSES

  Costs and expenses incurred in connection with the printing and mailing of this Proxy Statement/Prospectus, as well as the costs and expenses of solicitation of proxies, will be paid by TSAT. In addition to solicitation by mail, proxies may be solicited by directors, officers and employees of TSAT in person or by telephone, telegram or other means of communication. Such directors, officers and employees will receive no additional compensation for such services, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, banks, nominees, fiduciaries and other custodians will be requested to forward proxy solicitation materials to the beneficial owners of shares held of record by them, and will be reimbursed for the reasonable expenses incurred by them in connection therewith. TSAT has retained Georgeson & Company

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

Inc., a professional proxy solicitation firm, to perform various proxy advisory, distribution and solicitation services. The fee of Georgeson & Company Inc. is currently estimated to be approximately $6,500 plus reimbursement of out-of-pocket expenses, and will be paid by TSAT.

  If your shares of TSAT Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a proxy card with respect to your shares of TSAT Common Stock. Accordingly, please contact the person responsible for your account and give instructions for a proxy card to be signed representing your shares of TSAT Common Stock.

  If you have any questions about giving your proxy or require assistance, please contact TSAT, at 8085 South Chester, Suite 300, Englewood, Colorado 80112 (telephone: (303) 712-4600); Attention: Investor Relations.

  TSAT STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                               THE ROLL-UP PLAN

BACKGROUND

  At various times during the first half of 1996, representatives of some or all of the then partners of the Partnership discussed certain possible transactions involving the Partnership, including: (i) a possible transaction in which the then distributors of PRIMESTAR(R) (each of which was affiliated with a partner) would contribute their respective PRIMESTAR(R) subscriber accounts, customer-premises equipment and inventory to the Partnership, in return for additional partnership interests; (ii) a change in the organizational structure of the Partnership from a limited partnership to a corporation; and (iii) a private placement or public offering of debt or equity securities of the Partnership. Such potential transactions were considered both separately and in various combinations. The parties were unable to reach any understanding or agreement with respect to any such transaction, and such discussions had ceased by May 1996.

  In December 1996, following the effectiveness of the TSAT Spin-off, representatives of TSAT and the other Partners began to discuss the possibility of combining the Partnership Interests of each of the Partners and the PRIMESTAR(R)-related assets of each of the Distributors with or into TSAT, in a transaction through which the Partners and the Distributors would receive a combination of debt and equity securities of the combined entity. The goals of such discussions were to combine the parties' interests in the PRIMESTAR(R) subscribers and the Partnership into a single, publicly-traded entity with the capacity to fund the growth of the PRIMESTAR(R) business through a combination of debt and equity; to enable national ownership of subscribers and consistent pricing and packaging; and to streamline governance to further the effective management and operation of the PRIMESTAR(R) business.

  The discussions initiated in December 1996 continued throughout the first half of 1997, focusing primarily on (i) the structure of the transaction, including the parties' desire that the issuance of securities be tax-free to the recipients; (ii) management, governance and stockholder issues; (iii) valuation issues; (iv) the combined entity's strategy for entering the high power segment of the digital satellite industry; (v) the economics of the combined entity and (vi) the terms on which the Distributors or their affiliates would be available to provide sales and fulfillment services to the combined entity on an agency basis after the closing. During that time, representatives of the Partners met on several occasions to negotiate a term sheet, and open issues were also discussed during regularly scheduled meetings of the Partners Committee.

  The consideration to be received by the Restructuring Parties, other than TSAT, including the respective terms of each class of New PRIMESTAR Common Stock and the types and numbers of shares to be received by such parties, was determined by negotiation among TSAT and such other parties and their representatives. One of the factors considered in such negotiations was the proportion that the number of shares of New PRIMESTAR Class C Common Stock to be issued to the Class C Stockholders would bear to the number of shares of New PRIMESTAR Class A Common Stock to be issued to the Class C Stockholders, as compared to the proportion that the number of shares of TSAT Series B Common Stock outstanding on the Closing Date bears to the number of shares of TSAT Series A Common Stock outstanding on the Closing Date. Another factor considered was the proportion that the amount of cash consideration (or assumption of debt in lieu of cash consideration) payable to the Class C Stockholders, divided by the number of PRIMESTAR(R) subscribers of such Class C Stockholders on the Closing Date, would bear to the amount of indebtedness of TSAT assumed by New PRIMESTAR in connection with the Restructuring Transaction, divided by the number of PRIMESTAR(R) subscribers of TSAT on such date.

  In conducting such negotiations, TSAT's management considered, among other factors, the percentage of the outstanding New PRIMESTAR Common Stock to be owned by the former stockholders of TSAT immediately following the Closing of the proposed transaction, as compared to (i) the percentage of the total number of PRIMESTAR(R) subscribers at the Closing attributable to TSAT and
(ii) TSAT's percentage interest in the Partnership. Representatives of Dr. Malone were consulted by TSAT from time to time in connection with such negotiations, particularly in connection with matters relating to the rights and privileges of holders of New PRIMESTAR Common Stock and the terms of the TSAT Voting Agreements and the Stockholder Agreement.

  In May 1997, EchoStar filed suit against News Corp. with respect to their previously-announced and then aborted business combination. After News Corp. approached the Partnership regarding a possible business combination or other strategic transaction, the terms of the ASkyB Transaction were negotiated in late May and early June 1997.

  On June 10, 1997, (a) the TSAT Board unanimously approved the terms of (i) a transaction (the "Original Restructuring Transaction") in which the businesses operated by TSAT and the Partnership and the PRIMESTAR(R) distribution business of each of the other Distributors would be combined into New PRIMESTAR, (ii) the ASkyB Transaction and (iii) the TSAT Voting Agreements, and (b) the Partnership approved the ASkyB Transaction by unanimous written consent. On June 11, 1997, TSAT, the Partnership, TWE (through its division Time Warner Cable), Newhouse, Comcast, Cox, MediaOne, GE Americom and John C. Malone entered into a letter agreement, with attached summary of business terms, with respect to the Original Restructuring Transaction, and the Partnership, News Corp., MCI, ASkyB and, for certain purposes only, each of the Partners, entered into the ASkyB Agreement.

  The June 11, 1997 letter agreement provided for TSAT to participate in the Original Restructuring Transaction by merging with and into New PRIMESTAR. Since Tempo is currently a wholly-owned subsidiary of TSAT, as a result of such merger, Tempo would have become a wholly-owned subsidiary of New PRIMESTAR. Thus, the Original Restructuring Transaction would have resulted in a change in control of Tempo, and accordingly would have required FCC approval.

  On July 18, 1997, TSAT filed the Transfer Application with the FCC, requesting consent to transfer control of Tempo to New PRIMESTAR. At such time, the Restructuring Parties expected that the Transfer Application would be approved in time to allow the Original Restructuring Transaction to be closed by the end of 1997.

  From June 1997 through December 1997, TSAT and the other Restructuring Parties negotiated the terms and provisions of definitive agreements relating to the Original Restructuring Agreement.

  In late December 1997, the FCC informed TSAT that the FCC would not render a decision with respect to the Transfer Application within the time frame anticipated by the parties. On December 24, 1997, representatives of the parties, as well as the independent members of the Partners Committee of the Partnership, met by telephonic conference to discuss the possibility of modifying the Original Restructuring Transaction so that FCC approval would not be required. Following such conference call, representatives of the Restructuring Parties continued to discuss such an alternative structure, and in January 1998, a revised term sheet was distributed among the parties setting forth the principal terms of the Roll-up Plan, including the Restructuring Transaction, the TSAT Merger, the Tempo Sale and the agreements and other transactions contemplated thereby, substantially as described in this Proxy Statement/Prospectus.

  In negotiating the Restructuring Transaction, the TSAT Merger and the Tempo Sale, TSAT intended to preserve as closely as possible the economics and perceived commercial benefits of the Original Restructuring Transaction, while avoiding the delay occasioned by the requirement of FCC approval. The intended result was sought by, in effect, dividing the Original Restructuring Transaction into the Restructuring Transaction and the TSAT Merger. Because the Restructuring Transaction does not result in a change of control of Tempo, consummation of the Restructuring Transaction does not require FCC approval of the Transfer Application. However, the Restructuring Transaction does result in (i) New PRIMESTAR being a private company, (ii) TSAT continuing in existence as a holding company, with no assets or liabilities other than its investment in New PRIMESTAR, the capital stock of Tempo and its rights and obligations under certain related agreements, and (iii) the business and assets of Tempo being separated from the business and assets of New PRIMESTAR. Under the terms of the Restructuring Transaction, immediately following the consummation of the Restructuring Transaction, TSAT will own the same interest in New PRIMESTAR that the former stockholders would have owned (in the aggregate) pursuant to the Original Restructuring Transaction, immediately after consummation thereof.

  If the Transfer Application is approved and either the TSAT Merger or the Tempo Sale is effected, New PRIMESTAR will own all the assets and businesses that it would have owned following consummation of the Original Restructuring Transaction, and, if the TSAT Merger is consummated, the former stockholders of TSAT will own the same interest in New PRIMESTAR that they would have owned following consummation of the Original Restructuring Transaction (in each case, in all material respects). Consummation of the TSAT Merger would also result in (i) New PRIMESTAR becoming a publicly-traded entity, (ii) TSAT ceasing to have a separate existence, and (iii) subject to any prior divestiture of Tempo by TSAT in accordance with the TSAT Tempo Agreement, Tempo becoming a wholly-owned subsidiary of New PRIMESTAR.

  From the time that TSAT and the other Restructuring Parties began negotiating the terms and conditions of the Original Restructuring Transaction until December 1997, the parties intended that the Restructuring Transaction and the TSAT Merger would be consummated concurrently. However, as a result of the factors described above, the Restructuring Transaction is now expected to be consummated prior to the TSAT Merger. Consummation of the TSAT Merger is subject to regulatory and other conditions; accordingly, even though approval of the Roll-Up Proposal by TSAT stockholders at the Meeting constitutes approval of both the Restructuring Transaction and the TSAT Merger, it is possible that only the Restructuring Transaction and not the TSAT Merger will be consummated.

  During the period between the Closing of the Restructuring Transaction and June 30, 1998, TSAT must use its best efforts, and New PRIMESTAR must use its commercially reasonable efforts, to cause the Transfer Application to be approved, and to cause all other conditions to closing the TSAT Merger to be satisfied; and, if such conditions have been satisfied, TSAT and New PRIMESTAR have agreed to cause the TSAT Merger to be consummated. However, if the conditions to closing the TSAT Merger have not been satisfied by such date, New PRIMESTAR will thereafter have the right to terminate the TSAT Merger Agreement on ten days notice. In negotiating the right of New PRIMESTAR to terminate the TSAT Merger Agreement under such circumstances, TSAT and New PRIMESTAR considered (i) the uncertainties regarding the substance and timing of the FCC's decision with respect to the Transfer Application, (ii) TSAT's need for flexibility in addressing its possible classification as an investment company under the 1940 Act, and (iii) New PRIMESTAR's need for flexibility in responding to the competitive and rapidly changing nature of the digital satellite television industry.

  In January 1998, the draft definitive agreements were modified to reflect the terms of the Roll-up Plan, including the Restructuring Transaction, the TSAT Merger, the Tempo Sale and other transactions. The Roll-up Plan, including the Restructuring Transaction, the TSAT Merger, the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement, the Stockholders Agreement, the TSAT Stockholders Agreement and the TSAT Tempo Agreement, and the other transactions and agreements contemplated thereby, were approved unanimously by the TSAT Board on February 6, 1998, and the Restructuring Agreement and the TSAT Merger Agreement were entered into as of February 6, 1998.

REASONS FOR THE ROLL-UP PLAN; RECOMMENDATION OF THE TSAT BOARD

  THE TSAT BOARD HAS UNANIMOUSLY APPROVED THE ROLL-UP PLAN, INCLUDING THE TERMS OF THE RESTRUCTURING AGREEMENT, THE TSAT ASSET TRANSFER AGREEMENT AND THE TSAT MERGER AGREEMENT, HAS DETERMINED THAT THE ROLL-UP PLAN IS ADVISABLE AND FAIR AND IN THE BEST INTERESTS OF TSAT AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT TSAT STOCKHOLDERS VOTE FOR APPROVAL OF THE ROLL-UP PROPOSAL. In reaching its decision to approve the Roll-up Plan and to recommend that TSAT's stockholders vote to approve the Roll-up Proposal, the TSAT Board considered the following factors: (i) industry and market conditions, including the increasing competition in the multichannel television services business, including competition from other satellite services providers and cable operators; (ii) the terms of the Restructuring Agreement, the TSAT Asset Transfer Agreement and the TSAT Merger Agreement, including the consideration to be received by TSAT in the Restructuring Transaction and by TSAT stockholders in the TSAT Merger; (iii) the opportunity for TSAT (and, following the TSAT Merger, TSAT stockholders) to participate, as holders of New PRIMESTAR Common Stock, in a national provider of satellite television services with a cohesive, national focus, and to do so by means of a transaction that is designed to be tax-free to TSAT (and, following the TSAT Merger, TSAT stockholders); and (iv) the opinion of Merrill Lynch as to the fairness, from a financial point of view, of the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan. See "--TSAT Fairness Opinion." For a discussion of the interests of certain members of the TSAT Board in the Roll-up Plan, see "--Interests of Certain Persons in the Roll-up Plan."

  In addition, TSAT and each of the other Restructuring Parties believes that the Restructuring Transaction will benefit the PRIMESTAR(R) digital satellite business currently owned and operated on a decentralized basis by the Partnership, and by TSAT and the other Distributors by (i) providing increased access to capital markets to finance growth prospects, (ii) facilitating the implementation of a national sales strategy for the PRIMESTAR(R) service with consistent programming, packages and pricing, (iii) enhancing PRIMESTAR(R)'s expansion into more retail distribution channels, and (iv) providing increased agility to compete in a rapidly changing marketplace by nationalizing the local business units of the PRIMESTAR(R) Distributors. Consummating the Restructuring Transaction without waiting for the FCC to render its decision on the Transfer Application allows TSAT and the other Restructuring Parties to realize these benefits even if such approval is not obtained. However, TSAT and New PRIMESTAR will both be able to operate more efficiently as a combined company, and, by proceeding with the TSAT Merger after the regulatory issues have been resolved (subject to the conditions set forth in the TSAT Merger Agreement), TSAT stockholders will be able to realize these benefits directly rather than through a holding company. See "RISK FACTORS--Risks Associated with Holding Company Structure," "RISK FACTORS--Investment Company Act Considerations" and "RISK FACTORS--Risks of Failure to Consummate the TSAT Merger."

TSAT FAIRNESS OPINION

  The TSAT Board retained Merrill Lynch to act as the financial advisor to TSAT in connection with the Roll-up Plan. On February 6, 1998, Merrill Lynch delivered its oral opinion (which it subsequently confirmed in writing) to the TSAT Board, to the effect that, as of February 6, 1998, and based upon the assumptions made, matters considered and limits of the review, as set forth in such opinion, the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan, including the consideration to be received by TSAT pursuant to the Restructuring Agreement, the TSAT Tempo Agreement and the TSAT Asset Transfer Agreement and the consideration to be received by TSAT's stockholders pursuant to the TSAT Merger Agreement, taken as a whole, is fair to TSAT and its stockholders (other than TSAT's affiliates) from a financial point of view. Merrill Lynch has consented to the inclusion of the Merrill Lynch Opinion as Appendix I to this Proxy Statement/Prospectus.

  A COPY OF THE MERRILL LYNCH OPINION IS ATTACHED HERETO AS APPENDIX I. HOLDERS OF TSAT COMMON STOCK ARE URGED TO READ THE MERRILL LYNCH OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY MERRILL LYNCH. THE MERRILL LYNCH OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY TSAT AND ITS STOCKHOLDERS (EXCEPT TSAT'S AFFILIATES) PURSUANT TO THE ROLL-UP PLAN, INCLUDING THE CONSIDERATION TO BE RECEIVED BY TSAT PURSUANT TO THE RESTRUCTURING AGREEMENT, THE TSAT TEMPO AGREEMENT AND THE TSAT ASSET TRANSFER AGREEMENT AND THE CONSIDERATION TO BE RECEIVED BY TSAT'S STOCKHOLDERS PURSUANT TO THE TSAT MERGER AGREEMENT, TAKEN AS A WHOLE, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY TSAT STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MEETING. THE SUMMARY OF THE MERRILL LYNCH OPINION AS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION.

  In arriving at its opinion, Merrill Lynch, among other things, (1) reviewed certain publicly available business and financial information relating to TSAT and the Partnership that it deemed relevant; (2) reviewed certain financial information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Partnership, each of the other Restructuring Parties and New PRIMESTAR, as well as the amount and timing of the projected cost savings and related expenses expected to result from the Roll-up Plan (the "Expected Cost Savings") furnished to Merrill Lynch by TSAT, the Partnership and each of the other Restructuring Parties, respectively; (3) conducted discussions with members of senior management and representatives of TSAT concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Roll-up Plan and the Expected Cost Savings; (4) attended meetings of the Partnership during which the Restructuring Parties discussed the Roll-up Plan; (5) reviewed the historical market prices, trading activity and valuation multiples for TSAT Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be comparable; (6) compared the proposed financial terms of the Roll-up Plan with the financial terms of certain other private acquisition transactions that Merrill Lynch believed to be generally comparable; (7) participated in certain discussions and negotiations among representatives of TSAT, the Partnership and each of the other Restructuring Parties and their financial and legal advisors; (8) reviewed the Limited Partnership Agreement dated February 8, 1990, among ATC Satellite Inc., Comcast DBS, Inc., Continental Satellite Company, Inc., Cox Satellite, Inc., G.E. Americom Services, Inc., New Vision Satellite, TCI K-1, Inc., United Artists K-1 Investments, Inc., Viacom K-Band, Inc. and Warner Cable SSD, Inc., and the amendments thereto dated September 1, 1993, December 15, 1993 and October 18, 1996; (9) reviewed drafts dated February 6, 1998 of the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, the TSAT Stockholders Agreement, the Stockholders Agreement, and the Registration Rights Agreement, and the forms of the proposed certificate of incorporation and by-laws of New PRIMESTAR (collectively, the "Relevant Documents"); (10) reviewed the preliminary proxy statement as filed on January 26, 1998; (11) reviewed the draft commitment letter dated January 30, 1998 and related term sheet relating to interim financing to be provided in connection with the Restructuring Transaction; and
(12) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including an assessment of general economic, market and monetary conditions.

  In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it by TSAT, the Partnership and the other Partners, and Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of TSAT, the Partnership or the other Partners or been furnished with any such evaluation or appraisal. In addition, Merrill Lynch has not assumed any obligation to conduct any physical inspection of the properties or facilities of TSAT, the Partnership or the other Partners. With respect to the financial forecast information and the Expected Cost Savings furnished to or discussed with Merrill Lynch by TSAT, the Partnership or the other Partners, Merrill Lynch has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of TSAT's, the Partnership's or the other Partners' management as to the expected future financial performance and the Expected Cost Savings of TSAT, New PRIMESTAR, the Partnership or the other Partners, as the case may be.

  The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Merrill Lynch as of the date thereof. Merrill Lynch further assumed that (i) the TSAT Asset Transfer will be treated for U.S. federal income tax purposes as a tax-free exchange and that no gain or loss will be recognized by TSAT except for the possibility that gain or income may be recognized by TSAT in connection with the assumption of TSAT's outstanding debt; (ii) if the TSAT Merger is consummated pursuant to the TSAT Merger Agreement, the TSAT Merger will qualify as a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by TSAT or by TSAT stockholders as a result of the TSAT Merger; (iii) in the course of obtaining the necessary regulatory approvals or other consents or approvals (contractual or otherwise) for the Restructuring Transaction and the TSAT Merger, no restrictions, requirements, amendments or modifications will be imposed that will have an adverse effect on the contemplated benefits of the Roll-up Plan; (iv) under U.S. generally accepted accounting principles the TSAT Asset Transfer will be recorded at TSAT's historical cost and the remaining elements of the Restructuring Transaction will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and the PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities other than those of TSAT, and such acquisition will be accounted for using the purchase method of accounting; (v) the TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR and such acquisition will be accounted for at TSAT's historical cost; and
(vi) TSAT is not and will not be subject to registration or regulation under the 1940 Act, and therefore

Merrill Lynch has not considered the effect or impact upon the business, operations or prospects of TSAT or the value of the capital stock of TSAT of TSAT becoming subject to regulation or registration under the 1940 Act. In addition, TSAT has advised Merrill Lynch that New PRIMESTAR intends to refinance (subject to market conditions) as soon as practicable after the consummation of the Restructuring Transaction any interim financing drawn down at the consummation of the Restructuring Transaction with long-term financing on market terms.

  Merrill Lynch expressed no opinion as to what the value of New PRIMESTAR Common Stock actually will be when issued to the stockholders of TSAT pursuant to the TSAT Merger Agreement or the prices at which New PRIMESTAR Common Stock will trade subsequent to the TSAT Merger. Merrill Lynch also assumed for purposes of its opinion that the terms of any additional documents that may be agreed to other than those reviewed by Merrill Lynch would not affect Merrill Lynch's analyses. In connection with the preparation of its opinion, Merrill Lynch was not authorized by TSAT or the TSAT Board to solicit, nor did Merrill Lynch solicit, third party indications of interest for the acquisition of all or any part of TSAT. The specific consideration payable in the Restructuring Transaction and the TSAT Merger was determined by negotiations among the parties to the Roll-up Plan.

  Merrill Lynch performed the following analyses in rendering its opinion to
TSAT: (1) compared the shareholder profile of TSAT before the TSAT Merger with the shareholder profile of New PRIMESTAR; (2) performed a sensitivity analysis to determine what the economic ownership profile of New PRIMESTAR would be to the extent that the subscriber multiples used in calculating such economic ownership in the Restructuring Agreement were $800, $1,100 and $2,000; (3) derived Subscriber Multiples (as defined below) for comparable public companies and TSAT; (4) examined the trading history of TSAT and comparable public companies; (5) calculated implied relative values per share of the TSAT Common Stock and the New PRIMESTAR Common Stock using various valuations of TSAT Common Stock and New PRIMESTAR Common Stock including (a) current market value of TSAT versus a subscriber multiple analysis for New PRIMESTAR; (b) a subscriber multiple analysis; (c) a discounted cash flow ("DCF") analysis; (d) an EBITDA contribution analysis; and (e) an unlevered free cash flow contribution analysis; (6) analyzed the impact, in aggregate and on a per share basis, to TSAT stockholders of certain items relating to the Roll-up Plan; and (7) examined the Expected Cost Savings information furnished by the management of TSAT and others.

 SHAREHOLDER PROFILES

  TSAT Shareholder Profile--Pre-Restructuring Transaction. Merrill Lynch analyzed the respective ownership percentages and voting power of TSAT held by TSAT's affiliates, certain corporate holders and the public. The economic ownership of TSAT held by TSAT's affiliates, certain corporate holders and the public is 24.5%, 2.6% and 72.9% respectively. The voting power in TSAT held by TSAT's affiliates, certain corporate holders and the public is 55.3%, 5.5% and 39.2% respectively.

  New PRIMESTAR Shareholder Profile--Post Restructuring Transaction. Merrill Lynch analyzed the respective ownership percentages and voting power of New PRIMESTAR held by TWE and Newhouse (collectively), Comcast, Cox, MediaOne, GE Americom and former holders of TSAT broken down by TSAT's affiliates, certain corporate holders and the public. Based on TSAT management's estimate of the total number of PRIMESTAR(R) subscribers of each Distributor as of March 31, 1998 and TSAT's estimated net debt as of March 31, 1998, the economic ownership of New PRIMESTAR held by TWE and Newhouse (collectively), Comcast, Cox, MediaOne, GE Americom, TSAT's affiliates, certain corporate holders and the public is expected to be 30.0%, 9.8%, 9.4%, 9.7%, 4.3%, 9.0%, 1.0% and
26.8% respectively. The voting power in New PRIMESTAR held by TWE and Newhouse (collectively), Comcast, Cox, MediaOne, GE Americom, TSAT's affiliates, certain corporate holders and the public is expected to be 30.6%, 10.1%, 9.5%, 9.9%, 2.2%, 19.8%, 2.2% and 15.7% respectively.

  New PRIMESTAR Shareholder Profile--Sensitivity Analysis. Merrill Lynch performed a sensitivity analysis to determine what TSAT's and each Partner's economic ownership of New PRIMESTAR would be by

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

applying variable value per subscriber amounts of $800, $1,100 and $2,000 (each, an "Applicable Subscriber Multiple") to the methodology used in the Restructuring Agreement. Economic ownership was determined by performing the following calculation for TSAT and each other Partner: Dividing equity received in the Restructuring Transaction by TSAT or such other Partner ("Adjusted Equity") by total adjusted equity (the sum of TSAT's and each of the other Partners' Adjusted Equities). Adjusted Equity was calculated, pursuant to the Restructuring Agreement, by subtracting the amount of cash consideration to be received or debt to be assumed in the Restructuring Transaction, if any, (the "Adjusted Cash") from adjusted aggregate value; adjusted aggregate value was calculated pursuant to the Restructuring Agreement as the number of subscribers as of March 31, 1998 multiplied by the Applicable Subscriber Multiple plus the at-cost value of the Partnership Interest. Based on TSAT management's estimate of the total number of PRIMESTAR(R) subscribers of each Distributor as of March 31, 1998 and TSAT's estimated net debt as of March 31, 1998, TSAT's, TWE's and Newhouse's (collectively), Cox's, Comcast's, MediaOne's and GE Americom's economic ownership of New PRIMESTAR, based on a value per subscriber of (i) $800 would be 32.6%, 30.7%, 9.7%, 10.1%, 9.9% and 7.0% respectively; (ii) $1,100 would be
36.8%, 30.0%, 9.4%, 9.8%, 9.7% and 4.3% respectively; and (iii) $2,000 would be 40.5%, 29.3%, 9.1%, 9.6%, 9.4% and 2.0 % respectively.

 COMPARABLE PUBLIC COMPANY ANALYSIS

  Subscriber Multiple Analysis of Comparable Companies. Merrill Lynch reviewed certain publicly available financial information regarding the following three selected publicly-traded DBS companies: EchoStar, USSB and Pegasus Communications, Inc. ("Pegasus") (each a "Comparable Company"). With respect to each Comparable Company, Merrill Lynch calculated the adjusted enterprise value per subscriber (the "Subscriber Multiple") for projected 1997 and 1998, based on publicly filed SEC documents, public research and in certain cases, Merrill Lynch estimates. Merrill Lynch calculated the Subscriber Multiple by dividing the adjusted market capitalization by an estimated number of subscribers for each Comparable Company. Adjusted market capitalization was calculated by adding market value as of January 30, 1998, total debt as of September 30, 1997, preferred stock as of September 30, 1997, minority interest as of September 30, 1997 and less cash and less estimated public market value of other assets. All data used in such calculations was adjusted for transactions which were completed or are expected to be completed after the date of the most recent financial statement or research report, as applicable. Merrill Lynch determined that the 1997 and 1998 Subscriber Multiples were $1,469 and $794 for EchoStar, $381 and $301 for USSB, $2,490 and $2,058 for Pegasus and $652 and $545 for TSAT, respectively.

  Stock Price as a Percent of Private Market Value. Merrill Lynch calculated, for each of TSAT and the Comparable Companies, the stock price as a percentage of the private market value per share as determined from public research and Merrill Lynch estimates, and found such percentages to be 39.2% for EchoStar, 66.6% for USSB, 77.6% for Pegasus and 41.0% for TSAT.

  Trading History of Comparable Companies. Merrill Lynch examined the historical stock price performance of TSAT and the Comparable Companies for various periods. Merrill Lynch did not draw any conclusions for the TSAT Board with respect to the stock trading history of the common stock of the Comparable Companies.

  Merrill Lynch indicated that no company utilized in the comparable companies analysis was identical to TSAT or to New PRIMESTAR. Each Comparable Company has unique attributes and accordingly, Merrill Lynch believes that a purely quantitative comparable company analysis would not be dispositive in the context of the Roll-up Plan; rather, an appropriate use of a comparable company analysis in this instance involves qualitative judgments concerning differences in historical and projected financial and operating characteristics and other factors that could affect the analysis. In addition, the Wall Street research for each of the Comparable Companies was not reliable due to divergent subscriber forecasts and limited availability of recent research.

 CONSIDERATION ANALYSIS

  Merrill Lynch analyzed the value of TSAT prior to the Roll-up Plan relative to the value of the consideration to be received by TSAT and its stockholders (such relative value, a "consideration ratio") under five different valuation methodologies as more fully described in the paragraphs that follow the below list:

    (1) current market value of TSAT versus a subscriber multiple analysis of New PRIMESTAR;

    (2) a subscriber multiple analysis for both TSAT and New PRIMESTAR;

    (3) a DCF analysis for both TSAT and New PRIMESTAR;

    (4) an EBITDA contribution analysis; and

    (5) an unlevered free cash flow contribution analysis.

 TSAT CURRENT MARKET VALUE VERSUS NEW PRIMESTAR SUBSCRIBER MULTIPLE ANALYSIS

  Current Market Value of TSAT. Merrill Lynch reviewed the performance of the stock market price of TSAT Common Stock from November 20, 1996 (which was the date that "when-issued" trading of TSAT began) to January 30, 1998. During this period, Merrill Lynch noted that the TSAT Common Stock traded at a high stock market price of $19.00 and a low stock market price of $5.50 per share. As of January 30, 1998, TSAT Common Stock was trading at a stock market price of $5.50 per share.

  Subscriber Multiple Analysis--New PRIMESTAR Public Market Value. Utilizing a subscriber multiple range of $800 to $1,100 (the "Subscriber Multiple Range"), Merrill Lynch estimated the public market value of New PRIMESTAR Common Stock on a pro forma basis. Merrill Lynch derived New PRIMESTAR's public market value range by dividing New PRIMESTAR's estimated total equity value by the estimated number of outstanding New PRIMESTAR shares. Total equity value was calculated by multiplying the applicable subscriber multiple by the total estimated number of New PRIMESTAR subscribers as of March 31, 1998 as furnished by TSAT management, and adding to that product, the value of New PRIMESTAR's high power service as determined by a DCF analysis, the at-cost value of the satellites and the value of the Expected Cost Savings and subtracting net debt as of March 31, 1998, as furnished by TSAT management. Merrill Lynch calculated that, based on the Subscriber Multiple Range, New PRIMESTAR Common Stock would have an implied high public market value of $11.34 per share and an implied low public market value of $8.35 per share.

  Based on the current market value of TSAT of $5.50 per share as of January 30, 1998 and the New PRIMESTAR public market value range of $8.35 to $11.34 per share derived from the Subscriber Multiple Range, Merrill Lynch derived an implied consideration ratio range of .485 to .659.

 SUBSCRIBER MULTIPLE ANALYSIS

  TSAT Public Market Value Analysis. Utilizing the Subscriber Multiple Range, Merrill Lynch estimated the public market value of TSAT Common Stock. Merrill Lynch determined the public market value range of TSAT Common Stock by dividing TSAT's total equity value by the number of outstanding TSAT shares on a fully diluted basis as of September 30, 1997. Total equity value was calculated by multiplying the applicable subscriber multiple by the total estimated number of TSAT subscribers as of March 31, 1998 as furnished by TSAT management, and adding to that product, the value of TSAT's high power service as determined by a DCF analysis. the value of TSAT's interest in the Partnership as determined by a DCF analysis and subtracting net debt as of March 31, 1998, as furnished by TSAT management. Merrill Lynch calculated that, based on the Subscriber Multiple Range, TSAT Common Stock would have an implied high public market value of $11.07 per share and an implied low public market value of $7.51 per share.

  New PRIMESTAR Public Market Value. Merrill Lynch utilized the same analysis as described above under the caption "--TSAT Current Market Value Versus New PRIMESTAR Subscriber Multiple Analysis--Subscriber Multiple Analysis--New PRIMESTAR Public Market Value."

  Based on TSAT's public market value range of $11.07 to $7.51 per share and New PRIMESTAR's public market value range of $11.34 to $8.35 per share, each as derived from the subscriber multiple analysis, Merrill Lynch derived an implied consideration ratio range of .899 to .976.

 DISCOUNTED CASH FLOW ANALYSES

  TSAT Discounted Cash Flow Analyses. Merrill Lynch performed a DCF analysis of TSAT based upon projections furnished by the management of TSAT and the Partnership for 1998 through 2007. The DCF for TSAT's medium power service was calculated assuming discount rates ranging from 14% to 16% and terminal value multiples of EBITDA in 2007 ranging from 10.0x to 12.0x. The DCF for TSAT's high power service was calculated assuming discount rates ranging from 16% to 18% and terminal value multiples of EBITDA in 2007 ranging from 10.0x to 12.0x. The DCF for the Partnership was calculated assuming discount rates ranging from 14% to 16% and terminal value multiples of EBITDA in 2006 ranging from 7.0x to 8.0x. By aggregating the DCF valuations of the medium power service, the high power service and the Partnership, subtracting estimated net debt as of December 31, 1997, and dividing by the number of outstanding TSAT shares on a fully diluted basis as of September 30, 1997, Merrill Lynch calculated TSAT's per share value on a DCF basis ranging from a high of $8.48 to a low of $4.34.

  New PRIMESTAR Discounted Cash Flow Analyses. Merrill Lynch performed a DCF analysis of New PRIMESTAR based upon projections furnished by the management of TSAT and the Partnership for 1998 through 2007. The DCF for New PRIMESTAR's medium power service was calculated assuming discount rates ranging from 14% to 16% and terminal value multiples of EBITDA in 2007 ranging from 10.0x to 12.0x. The DCF for New PRIMESTAR's high power service was calculated assuming discount rates ranging from 16% to 18% and terminal value multiples of EBITDA in 2007 ranging from 10.0x to 12.0x. By aggregating the DCF valuations of the medium power service and the high power service, adding the value of the Tempo Satellites at cost, subtracting estimated net debt as of December 31, 1997, and dividing by the estimated number of outstanding New PRIMESTAR shares, Merrill Lynch calculated New PRIMESTAR's per share value on a DCF basis ranging from a high of $11.55 to a low of $7.52.

  Based on TSAT's DCF valuation range of $8.48 to $4.34 per share and New PRIMESTAR's DCF valuation range of $11.55 to $7.52 per share, Merrill Lynch derived an implied consideration ratio range of .577 to .734.

 CONTRIBUTION ANALYSIS

  Merrill Lynch calculated the actual or projected total percentages, as applicable, of TSAT's contribution to New PRIMESTAR for the years 1997, 1999, 2002 and 2005 for each of subscribers, revenues, EBITDA, and unlevered free cash flow, which was defined as EBITDA minus capital expenditures. Based on an estimated number of subscribers before and after the Restructuring Transaction, and based on projections furnished by the management of TSAT and each of the Distributors, Merrill Lynch estimated that TSAT would contribute to New PRIMESTAR: (i) 44% in 1997, 48% in 1999, 49% in 2002, and 50% in 2005
of the combined subscribers; (ii) 46% in 1997, 48% in 1999, 51% in 2002, and 53% in 2005 of the combined revenues; (iii) 37% in 1997, 20% in 1999, 36% in 2002, and 40% in 2005 of the combined EBITDA; and (iv) a non-meaningful amount in 1997, a non-meaningful amount in 1999, 12% in 2002, and 31% in 2005 of the combined unlevered free cash flow.

  Merrill Lynch calculated the implied consideration ratio based on EBITDA contribution analysis range to be 0.531 to 1.090. Merrill Lynch calculated the implied consideration ratio by dividing TSAT's contribution to EBITDA in each of 1997, 1999, 2002 and 2005 by, in each case, TSAT's estimated economic ownership of New PRIMESTAR.

  Merrill Lynch calculated the implied consideration ratio based on unlevered free cash flow contribution analysis range to be .338 to .844. Merrill Lynch calculated the implied consideration ratio by dividing TSAT's contribution to unlevered free cash flow in each of 1997, 1999, 2002 and 2005 by, in each case, TSAT's estimated economic ownership of New PRIMESTAR.

  Comparison of Distributors. For the year ended 1997, based on information furnished to Merrill Lynch by TSAT and each of the other Distributors, Merrill Lynch compared revenues per subscriber, EBITDA per subscriber, churn and unlevered free cash flow per subscriber of TSAT to that of the weighted average of the Distributors (other than TSAT). Merrill Lynch determined that
(i) TSAT expects to have $60.73 in revenues per subscriber per month and the Distributors (other than TSAT) expect to have $58.25 per subscriber per month on a weighted average basis; (ii) TSAT expects to have $7.51 in EBITDA per subscriber per month and the Distributors (other than TSAT) expect to have $9.33 per subscriber per month on a weighted average basis; (iii) TSAT expects to have 29.9% churn and the Distributors (other than TSAT) expect to have 25.8% churn on a weighted average basis; and (iv) TSAT expects to have negative $18.16 unlevered free cash flow per subscriber per month and the Distributors (other than TSAT) expect to have negative $18.86 per subscriber per month on a weighted average basis.

  Value Creation/Leakage. Merrill Lynch calculated the aggregate and per share value loss or gain to the stockholders of TSAT as a result of the Restructuring Transaction based on the Restructuring Agreement's treatment/valuation of (i) the Partnership; and (ii) GE Americom's Partnership Interest. Merrill Lynch determined that TSAT stockholders would experience, an
(i) aggregate loss as a result of the valuation of the Partnership ranging from a high of $0 to a low of $38.8 million or a high of $0 to a low of $0.52 per share; and (ii) aggregate loss as a result of the treatment of GE Americom's Partnership Interest, of $10.8 million or $0.14 per share.

  Merrill Lynch calculated the aggregate and per share value loss or gain to the stockholders of TSAT as a result of (i) the impact of the Restructuring Transaction to TSAT's share of the economics of the high power service; and
(ii) the Expected Cost Savings. Merrill Lynch estimated that as a result of clause (i) above, TSAT stockholders would experience an aggregate loss based on a DCF ranging from a high of $42.0 million to a low of $31.8 million or a high of $0.56 to a low of $0.43 per share; and as a result of clause (ii) above, based on the valuation of the Expected Cost Savings described below, TSAT stockholders would experience an aggregate gain ranging from a high of $371.5 million to a low of $151.4 million or a high of $4.98 to low of $2.03 per share. The valuation of the Expected Cost Savings was calculated by applying a multiple of 6.0x to 8.0x to the Expected Cost Savings range of $68.5 million to $126.1 million on an aggregate annual basis, as defined below. Aggregating the above aggregate and per share value losses and gains, Merrill Lynch projected that as a result of the Restructuring Transaction, TSAT stockholders would realize a benefit ranging from a high of $318.6 million to a low of $69.9 million gain on an aggregate basis and a high of $4.27 to a low of a $0.94 gain on a per share basis, or a high of 77.6% to a low 17.0% gain as a percentage of TSAT's market price as of January 30, 1998.

  Expected Cost Savings. Merrill Lynch examined the Expected Cost Savings to New PRIMESTAR associated with the Restructuring Transaction, as furnished by TSAT management. TSAT management compared the costs by Distributor and for the Partnership in 1998 if the Restructuring Transaction were not to occur ("Pre-Restructuring") to the expected costs in 1998 of New PRIMESTAR, assuming the Restructuring Transaction occurred on January 1, 1998 ("Post-Restructuring").

  Pre-Restructuring, TSAT management estimated that the Distributors would pay a fee to the Partnership of approximately $8.52 per subscriber per month, or an aggregate of approximately $220.8 million, to cover satellite, uplink and national marketing expenses (the "Partnership Fee"). In addition, TSAT management estimated that local marketing expenses for the Distributors would aggregate approximately $37.0 million, or approximately $1.43 per subscriber per month, and general and administrative expenses would aggregate approximately $172.7 to $230.3 million, or approximately $6.66 to $8.89 per subscriber per month, in 1998 Pre-Restructuring. Such expenses combined would aggregate approximately $430.5 to $488.1 million, or approximately $16.61 to $18.83 per subscriber per month, in 1998 Pre-Restructuring.

  Post-Restructuring, according to TSAT management, the Partnership Fee would be eliminated and New PRIMESTAR would incur expenses directly for satellite, uplink and national marketing expenses. Post-Restructuring. TSAT management estimated that satellite and uplink expenses would be approximately $79.5 and $12.0 million, respectively, or approximately $3.07 and $0.46 per subscriber per month, respectively. In addition, TSAT management estimated that combined marketing expenses would be approximately $73.3 million, or $2.83 per subscriber per month and that general and administrative expenses would be approximately $197.3 million, or approximately $7.61 per subscriber per month, in 1998 Post-Restructuring. Such expenses combined would aggregate approximately $362.0 million, or approximately $13.97 per subscriber per month, in 1998 Post-Restructuring.

  By subtracting the amount of combined expenses in 1998 Post-Restructuring from the amount of combined expenses in 1998 Pre-Restructuring, Merrill Lynch calculated that the Expected Cost Savings were approximately $68.5 to $126.1 million, or approximately $2.64 to $4.86 per subscriber per month.

  The summary of analyses performed by Merrill Lynch as set forth above does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial or summary description. No company, business or transaction used in such analyses as a comparison is identical to TSAT, New PRIMESTAR, the Partnership, the Partners or the Roll-up Plan, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges in valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

 CONCLUSION

  On the basis of the foregoing analysis, Merrill Lynch concluded that the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan, including the consideration to be received by TSAT pursuant to the Restructuring Agreement, the TSAT Tempo Agreement and that TSAT Asset Transfer Agreement and the consideration to be received by TSAT's stockholders pursuant to the TSAT Merger Agreement, taken as a whole, is fair to TSAT and its stockholders (except TSAT's affiliates) from a financial point of view.

 MERRILL LYNCH FEES

  Pursuant to a letter agreement between TSAT and Merrill Lynch, dated November 7, 1997, and amendment dated February 2, 1998, TSAT engaged Merrill Lynch to provide investment banking services to the TSAT Board in connection with its review and analysis of the proposed Roll-up Plan. TSAT agreed to pay Merrill Lynch an advisory fee of $1.0 million upon delivery of the Merrill Lynch Opinion. TSAT has agreed to indemnify Merrill Lynch for certain liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

 MISCELLANEOUS

  TSAT retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  Merrill Lynch has in the past provided, and may in the future provide, financial advisory and financing services to TSAT and/or its affiliates and has received, and may receive, customary fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of TSAT, as well as the New PRIMESTAR shares or shares of any Partners and other securities of TSAT, New PRIMESTAR and any of the Partners for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a general description of the material federal income tax consequences of the Roll-up Plan. The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the

"Code"), applicable Treasury Regulations promulgated thereunder, judicial decisions and current administrative rulings, any of which may be changed at any time with retroactive effect. The discussion does not address all aspects of federal income taxation that may be important to particular taxpayers in light of their personal investment or tax circumstances, or to taxpayers subject to special treatment under the federal income tax laws (including, without limitation, insurance companies, foreign persons and foreign entities, holders who acquired their TSAT Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold the TSAT Common Stock or will hold the New PRIMESTAR Common Stock as part of a straddle, hedge or conversion transaction) and does not address any aspect of state, local or foreign taxation. The discussion also assumes that TSAT Common Stock will be held as a capital asset at the time of the consummation of the TSAT Merger.

  The Restructuring Transaction. Based upon representation letters, which will be reconfirmed prior to the closing of the Restructuring Transaction and, with respect to clause (ii) below, the TSAT Merger, it is the opinion of Baker & Botts, L.L.P., counsel to TSAT, that: (i) the contribution by TSAT of the TSAT Business to New PRIMESTAR in the Restructuring Transaction in exchange for New PRIMESTAR Common Stock will be treated for federal income tax purposes as a tax-free exchange, and no gain or loss will be recognized by TSAT except for the possibility that gain or income may be recognized by TSAT in connection with the assumption of the Notes and (ii) this discussion under the heading "Certain Federal Income Tax Consequences," insofar as it relates to the statements of law or legal conclusions, is correct in all material respects. The opinion is based on current law and assumes that the Restructuring Transaction and the TSAT Merger will be consummated as described in this Proxy Statement/Prospectus and in accordance with the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and related agreements in their current form. No rulings have been or will be requested from the Internal Revenue Service ("IRS") with respect to the Restructuring Transaction, the TSAT Merger or the other transactions contemplated by this Proxy Statement/Prospectus, and there can be no assurance that the IRS or a court will not challenge the tax-free status of the Restructuring Transaction or the TSAT Merger. It is possible that TSAT may recognize gain or income in connection with the assumption of the Notes in the Restructuring Transaction, but TSAT believes that such gain or income, if any, will not be substantial.

  The TSAT Merger. Assuming that the TSAT Merger is consummated pursuant to the TSAT Merger Agreement as described herein, TSAT believes that the TSAT Merger will qualify as a tax-free reorganization pursuant to Section 368(a)(1) of the Code, and no gain or loss will be recognized by TSAT or by TSAT stockholders as a result of the TSAT Merger. A holder of TSAT Common Stock whose shares of TSAT Common Stock are exchanged in the TSAT Merger for shares of New PRIMESTAR Common Stock will not recognize gain or loss upon such exchange. The tax basis of the New PRIMESTAR Common Stock received by such holder will be equal to the tax basis of the TSAT Common Stock so exchanged, and the holding period of the New PRIMESTAR Common Stock will include the holding period of the TSAT Common Stock so exchanged.

  Disposition of New PRIMESTAR Common Stock. A holder of New PRIMESTAR Common Stock will recognize gain or loss upon the sale or other disposition of such stock measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) the holder's adjusted tax basis in such New PRIMESTAR Common Stock. Special rules may apply to redemptions of New PRIMESTAR Common Stock which may result in different treatment. Any such gain or loss should be capital gain or loss. The maximum capital gains rate for individuals on gain on certain assets is 20% if such asset is held for more than eighteen months and 28% if such asset is held for more than one year but no more than eighteen months.

  THIS FEDERAL INCOME TAX DISCUSSION MAY NOT APPLY TO ALL HOLDERS OF TSAT COMMON STOCK. EACH TSAT STOCKHOLDER IS URGED TO CONSULT A TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE TSAT MERGER THAT MAY APPLY TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN FEDERAL INCOME TAX LAW SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

INTERESTS OF CERTAIN PERSONS IN THE ROLL-UP PLAN

  In considering the recommendation of the TSAT Board with respect to the Roll-up Plan, stockholders of TSAT should be aware that certain members of TSAT's management and the TSAT Board have certain interests in the Roll-up Plan that are different from, or in addition to, the interests of stockholders of TSAT generally. The TSAT Board was aware of these interests and considered them among other matters in approving the Roll-up Plan.

  Directors and Officers of New PRIMESTAR. Certain of the current directors and officers of TSAT will become directors and officers of New PRIMESTAR upon consummation of the Restructuring Transaction and will serve as directors and officers of both TSAT and New PRIMESTAR until the TSAT Merger is consummated, at which time they will cease to be officers and directors of TSAT and will continue as officers and directors of New PRIMESTAR (unless they have been earlier replaced in accordance with the New PRIMESTAR Charter and New PRIMESTAR Bylaws). See "MANAGEMENT OF NEW PRIMESTAR."

  Treatment of TSAT Options, Stock Appreciation Rights and Restricted Stock Awards. As of February 3, 1998, executive officers and directors of TSAT held options ("TSAT Options") under the TCI Satellite Entertainment, Inc. 1996 Stock Incentive Plan (the "TSAT 1996 Plan") to purchase an aggregate of 1,064,076 shares of TSAT Series A Common Stock at various exercise prices and subject to various vesting schedules. All of the TSAT Options issued under the TSAT 1996 Plan were issued in tandem with stock appreciation rights ("TSAT SARs") with respect to TSAT Series A Common Stock. In the case of a tandem option or stock appreciation right, the related stock appreciation right or option, as the case may be, is considered to have been exercised to the extent of the number of shares of TSAT Common Stock with respect to which such related tandem option or stock appreciation right is exercised.

  The TSAT Options and TSAT SARs will remain outstanding following the consummation of the Restructuring Transaction, as obligations of TSAT, but will be amended to provide that service as an employee of, or consultant to, New PRIMESTAR following the Closing Date will be deemed to constitute service as an employee of, or consultant to, TSAT, for all purposes of such awards and the TSAT 1996 Plan.

  At the TSAT Effective Time, (x) all TSAT Options outstanding immediately prior to the TSAT Effective Time, whether vested or unvested, (y) all obligations of TSAT under the TSAT 1996 Plan and the TSAT Nonemployee Director Plan (collectively, the "TSAT Plans") and (z) the agreements evidencing the grants of such TSAT Options will be assumed by New PRIMESTAR. Pursuant to the TSAT Merger Agreement, at the TSAT Effective Time, each TSAT Option outstanding immediately prior to the TSAT Effective Time will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such TSAT Option, the same number of shares of New PRIMESTAR Class A Common Stock as the holder of such TSAT Option would have been entitled to receive pursuant to the TSAT Merger had such holder exercised such TSAT Option in full immediately prior to the TSAT Effective Time, at a price per share equal to the exercise price for the shares of TSAT Series A Common Stock otherwise purchasable pursuant to such TSAT Option; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option will be determined in order to comply with Section 424(a) of the Code. The TSAT Merger Agreement provides that New PRIMESTAR will comply with the terms of the TSAT Plans and ensure, to the extent required by, and subject to the provisions of, the TSAT Plans, that the TSAT Options that qualified as qualified stock options prior to the TSAT Effective Time continue to qualify as qualified stock options after the TSAT Effective Time. New PRIMESTAR will be entitled to make any changes to the TSAT Plans as will be necessary to give effect to the TSAT Merger. TSAT SARs issued in tandem with TSAT Options will be similarly modified.

  On November 10, 1997, the TSAT Board and the Compensation Committee of the TSAT Board approved modifications to the vesting provisions of all TSAT Options issued pursuant to the TSAT 1996 Plan and the TSAT Nonemployee Director Plan, accelerating the vesting schedules under such options from five to three years, subject to consummation of the Restructuring Transaction. Accordingly, if the Roll-up Proposal is approved and the Restructuring Transaction is consummated, such TSAT Options will vest in three equal annual installments, commencing February 1998. TSAT Options granted prior to the TSAT Spin-Off, which were 40% vested in February 1998, will become two-thirds vested in February 1999 and fully vested in February 2000. If the Restructuring Transaction is not consummated, such options will continue to vest in five equal annual installments, commencing February 1998.

  The following table indicates for each person who is an executive officer or director of TSAT and who held TSAT Options (including TSAT Options issued in tandem with TSAT SARs) at February 3, 1998, (a) the number of shares of TSAT Series A Common Stock subject to such options and/or stock appreciation rights that were vested at February 3, 1998, (b) the number of shares of TSAT Series A Common Stock subject to such options and/or stock appreciation rights that were not vested at such date, (c) the exercise price per share of TSAT Series A Common Stock of all such options and/or stock appreciation rights (whether vested or unvested), (d) the total number of shares of New PRIMESTAR Class A Common Stock that would be subject to such options and/or stock appreciation rights immediately following the TSAT Effective Time assuming that all such options and/or stock appreciation rights continue to be outstanding immediately prior to the TSAT Effective Time and (e) the exercise or base price per share of New PRIMESTAR Class A Common Stock of such options and/or stock appreciation rights immediately following the TSAT Effective Time. The TSAT Options listed opposite the name of each person in the table below (including TSAT Options issued in tandem with TSAT SARs) include all TSAT Options and TSAT SARs granted to such person under incentive plans of TSAT or otherwise. The vesting information indicated assumes that the Restructuring Transaction is consummated.

                                                                                      NEW
                                                                                   PRIMESTAR
                                                                       NEW          CLASS A
                         TSAT SERIES A TSAT SERIES A                PRIMESTAR     COMMON STOCK
                         COMMON STOCK  COMMON STOCK   EXERCISE    CLASS A COMMON   SUBJECT TO   EXERCISE
                          SUBJECT TO    SUBJECT TO    PRICE OF   STOCK SUBJECT TO   ASSUMED     PRICE OF
                            VESTED       UNVESTED       TSAT     ASSUMED OPTIONS    OPTIONS      ASSUMED
                            OPTIONS       OPTIONS      OPTIONS     AND/OR SARS    AND/OR SARS    OPTIONS
 OPTION AND SAR HOLDER    AND/OR SARS   AND/OR SARS  AND/OR SARS     (VESTED)      (UNVESTED)  AND/OR SARS
 ---------------------   ------------- ------------- ----------- ---------------- ------------ -----------
Gary S. Howard..........    265,630       398,446       $8.86        265,630        398,446       $8.86
Christopher Sophinos....     33,333        66,667       $8.00         33,333         66,667       $8.00
Kenneth G. Carroll......     33,333        66,667       $8.00         33,333         66,667       $8.00
Lloyd S. Riddle.........     33,333        66,667       $8.00         33,333         66,667       $8.00
William D. Myers........     33,333        66,667       $8.00         33,333         66,667       $8.00
John C. Malone..........     16,667        33,333       $8.00         16,667         33,333       $8.00
William E. Johnson......     16,667        33,333       $8.00         16,667         33,333       $8.00
John W. Goddard.........     16,667        33,333       $8.00         16,667         33,333       $8.00
David P. Beddow.........    132,815       199,223       $8.86        132,815        199,223       $8.86
                             16,667        33,333       $8.00         16,667         33,333       $8.00
Leo J. Hindery, Jr. ....        --         50,000       $6.50            --          50,000       $6.50

  As of February 3, 1998, executive officers and directors of TSAT held restricted stock awards ("TSAT Restricted Stock Awards") under the TSAT 1996 Plan representing the right to receive, upon vesting as described below, an aggregate of 325,000 shares of TSAT Series A Common Stock. As originally granted, each TSAT Restricted Stock Award vested 50% on each of January 1, 2001 and January 1, 2002. On November 10, 1997, the TSAT Board and the Compensation Committee of the TSAT Board approved modifications to the terms of such awards, accelerating the vesting provisions to provide for vesting of 50% on each of the second and third anniversaries of the date of grant, subject to consummation of the Restructuring Transaction. At the TSAT Effective Time, pursuant to the TSAT Merger Agreement, (x) all TSAT Restricted Stock Awards outstanding immediately prior to the TSAT Effective Time, whether vested or unvested, and the agreements evidencing the grants of such TSAT Restricted Stock Awards, will be assumed by New PRIMESTAR, and (y) each TSAT Restricted Stock Award will be deemed to constitute a restricted stock award, on the same terms, with respect to a number of shares of New PRIMESTAR Class A Common Stock equal to the number of shares of TSAT Series A Common Stock previously subject to such TSAT Restricted Stock Award.

  The following table indicates for each person who is an executive officer or director of TSAT and who held TSAT Restricted Stock Awards at February 3, 1998, (a) the number of shares of TSAT Series A Common Stock subject to TSAT Restricted Stock Awards that were vested at February 3, 1998, (b) the number of shares of TSAT Series A Common Stock subject to TSAT Restricted Stock Awards that were not vested at such date and (c) the total number of shares of New PRIMESTAR Class A Common Stock that would be subject to restricted stock awards immediately following the TSAT Effective Time assuming that all such TSAT Restricted Stock Awards continue to be outstanding immediately prior to the TSAT Effective Time.

                                                 TSAT SERIES A   NEW PRIMESTAR
                                                 COMMON STOCK   CLASS A COMMON
  RESTRICTED                                      SUBJECT TO     STOCK SUBJECT
    STOCK                                       TSAT RESTRICTED TO  RESTRICTED
 AWARD HOLDER                                    STOCK AWARDS    STOCK AWARDS
 ------------                                   --------------- ---------------
Gary S. Howard
  Vested.......................................         --              --
  Unvested.....................................     125,000         125,000
Christopher Sophinos
  Vested.......................................         --              --
  Unvested.....................................      50,000          50,000
Kenneth G. Carroll
  Vested.......................................         --              --
  Unvested.....................................      50,000          50,000
Lloyd S. Riddle III
  Vested.......................................         --              --
  Unvested.....................................      50,000          50,000
William D. Myers
  Vested.......................................         --              --
  Unvested.....................................      50,000          50,000

  Indemnification. The TSAT Merger Agreement provides that all rights to indemnification for acts or omissions occurring prior to the TSAT Effective Time existing in favor of the current or former directors or officers of TSAT and its subsidiaries will survive the consummation of the TSAT Merger and continue in full force and effect in accordance with their respective terms.

  Directors' and Officers' Liability Insurance. The TSAT Merger Agreement provides that, for a period of not less than three years from the TSAT Effective Time, directors' and officers' liability insurance will be maintained covering current TSAT directors and officers on terms and conditions no less advantageous than TSAT's existing insurance, to the extent such coverage can be maintained or procured by the payment of an annual premium not exceeding one and one-half times the current annual premium paid by TSAT for its existing coverage.

  Registration Rights. Pursuant to the Registration Rights Agreement, the Specified Class B Stockholders (including John C. Malone, currently Chairman of the Board and a director of TSAT) will have, subject to certain conditions, both "demand" and "piggyback" registration rights to require New PRIMESTAR to register all or any portion of the New PRIMESTAR Common Stock then owned by them. See "RELATED AGREEMENTS--Registration Rights Agreement."

  Stockholders Agreement. The Stockholders Agreement will provide that, in connection with certain proposed transfers of New PRIMESTAR securities by a Class C Stockholder, a Specified Class B Stockholder or GE Americom, the other such parties will have certain rights to acquire such securities, on the terms and conditions set forth therein. See "RELATED AGREEMENTS--Stockholders Agreement--Rights of First Refusal." Although immediately following the closing of the Restructuring Transaction, John C. Malone will not own directly any shares of New PRIMESTAR Class B Common Stock (all of which will be owned by TSAT), Dr. Malone will execute the Stockholders Agreement on the Closing Date as a Specified Class B Stockholder, and will be entitled to exercise certain rights thereunder, including the rights of first refusal. TSAT will also be a party to the Stockholders Agreement as a Specified Class B Stockholder, prior to consummation of the TSAT Merger, and accordingly will be bound by, and entitled to the benefits of, the rights of first refusal set forth therein. However, during the term of the TSAT Merger Agreement, certain covenants provided for in the TSAT Merger Agreement may, as a practical matter, prevent TSAT from exercising such rights. TSAT's inability to exercise its rights of first refusal under the Stockholders Agreement during the term of the TSAT Merger Agreement may have the effect of enhancing the rights of Dr. Malone under the Stockholders Agreement during such period.

CERTAIN CONSEQUENCES OF THE RESTRUCTURING TRANSACTION

  As a result of the Restructuring Transaction, New PRIMESTAR will own the entire PRIMESTAR(R) digital satellite business and TSAT and the other Partners and Distributors (or their respective affiliates) will in the aggregate own all the outstanding capital stock of New PRIMESTAR. TSAT will become a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, (ii) its ownership interest in New PRIMESTAR, and (iii) its rights and obligations under the agreements with New PRIMESTAR described in this Proxy Statement/Prospectus. See "RELATED AGREEMENTS." TSAT will own approximately 36% of the outstanding shares of New PRIMESTAR Common Stock at the Closing, representing approximately 37% of the combined voting power of the New PRIMESTAR Common Stock, and TWE and Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom will own approximately 31%, 10%, 9%, 9% and 5%, respectively, of the outstanding shares of New PRIMESTAR Common Stock at the Closing, representing approximately 32%, 10%, 10%, 9% and 2%, respectively, of such voting power, subject in each case to adjustments based on closing subscriber counts and other factors. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction." Accordingly, the Class C Stockholders will beneficially own, in the aggregate, outstanding shares of New PRIMESTAR Common Stock representing over 60% of the total voting power of the New PRIMESTAR Common Stock outstanding on the Closing Date (subject to closing adjustments). The Class C Stockholders will therefore be able to approve or disapprove any matter presented to stockholders of New PRIMESTAR, regardless of the vote of the other stockholders of New PRIMESTAR, except to the extent limited by the New PRIMESTAR Charter, the New PRIMESTAR Bylaws and the Stockholders Agreement. In addition, in accordance with the New PRIMESTAR Charter, the Class C Stockholders will have six designees on the New PRIMESTAR Board. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock" and "RELATED AGREEMENTS--Stockholders Agreement."

CERTAIN CONSEQUENCES OF THE TSAT MERGER

  Upon consummation of the TSAT Merger, the present holders of TSAT Common Stock who receive New PRIMESTAR Common Stock in the TSAT Merger, by virtue of such receipt, will share in any future earnings and growth of the combined assets and businesses of Tempo and New PRIMESTAR. As described under the caption "--Absence of Appraisal Rights," stockholders of TSAT do not have the right to pursue appraisal rights in lieu of receiving New PRIMESTAR Common Stock pursuant to the TSAT Merger. TSAT stockholders who receive shares of New PRIMESTAR Common Stock pursuant to the TSAT Merger will remain stockholders of a Delaware corporation, but will be governed by the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, and New PRIMESTAR will be under the direction of the New PRIMESTAR Board and New PRIMESTAR's management. See "--Board of Directors of New PRIMESTAR" and "--Management and Operations of New PRIMESTAR." A summary description of the principal differences between the New PRIMESTAR Charter and New PRIMESTAR Bylaws and the TSAT Charter and TSAT Bylaws, respectively, is set forth herein under "COMPARISON OF STOCKHOLDERS' RIGHTS." The descriptions of the New PRIMESTAR Charter, the New PRIMESTAR Bylaws, the TSAT Charter and the TSAT Bylaws set forth herein do not purport to be complete, and are qualified in their entireties by the complete text of such documents, which have been filed as exhibits to the Registration Statement. Copies of the forms of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws are also attached hereto as Appendices E and F, respectively. Reference is also made to the Stockholders Agreement, which contains certain additional provisions with respect to the nomination and election of directors to the New PRIMESTAR Board. See "RELATED AGREEMENTS--Stockholders Agreement."

  As a result of the TSAT Merger, stockholders of TSAT on the TSAT Closing Date will own approximately 34% of the outstanding shares of New PRIMESTAR Common Stock, and the shares of New PRIMESTAR Common Stock then held by TSAT will be canceled. The ownership of the New PRIMESTAR Common Stock not then held by TSAT at the TSAT Closing will not be affected by the TSAT Merger. See "THE TSAT MERGER AGREEMENT--Consideration to be Received in the TSAT Merger." Accordingly, the Class C Stockholders will continue to beneficially own, in the aggregate, outstanding shares of New PRIMESTAR Common Stock representing over 60% of the total voting power of the New PRIMESTAR Common Stock outstanding on the TSAT Closing Date. See "--Certain Consequences of the Restructuring Transaction."

BOARD OF DIRECTORS OF NEW PRIMESTAR

  Upon consummation of the Restructuring Transaction, the New PRIMESTAR Board will consist of eleven members, of which the three Class B Directors will be elected by holders of the New PRIMESTAR Class B Common Stock and the six Class C Directors will be elected by holders of the New PRIMESTAR Class C Common Stock, in each case voting as a separate class. Pursuant to the Stockholders Agreement, initially, of the six Class C Directors, three will be nominated by TWE (and TWE has agreed with Newhouse pursuant to the TWE/Newhouse Voting Agreement that of such three, one will be nominated by Newhouse), and one will be nominated by each of Cox, Comcast and MediaOne. Pursuant to the New PRIMESTAR Charter, the remaining two Common Directors will be nominated by a supermajority vote of the Class B Directors and Class C Directors, and elected by the holders of the New PRIMESTAR Voting Common Stock, voting together as a single class. The number of Class B Directors will decrease as the number of shares of New PRIMESTAR Class B Common Stock outstanding decreases, and the number of Class C Directors will decrease as the number of shares of New PRIMESTAR Class C Common Stock outstanding decreases, in each case in accordance with a schedule set forth in the New PRIMESTAR Charter. The special class rights of the holders of New PRIMESTAR Class B Common Stock and the holders of New PRIMESTAR Class C Common Stock, each voting as a separate class, to elect the Class B Directors and the Class C Directors, respectively, will automatically terminate on the Class C Termination Date. At any time prior to the Class C Termination Date that the maximum number of Class B Directors or Class C Directors is decreased, the number of Common Directors will be correspondingly increased, so that the total number of directors constituting the entire New PRIMESTAR Board remains at eleven. On and after the Class C Termination Date, all members of the New PRIMESTAR Board will be elected by the holders of New PRIMESTAR Voting Common Stock, voting together as a single class. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors," "RELATED AGREEMENTS--Stockholders Agreement" and "RELATED AGREEMENTS--TWE/Newhouse Voting Agreement."

  At the Closing of the Restructuring Transaction, 100% of the issued and outstanding shares of New PRIMESTAR Class B Common Stock, and approximately 36% of the issued and outstanding shares of New PRIMESTAR Class A Common Stock, will be owned by TSAT. Accordingly, TSAT will be entitled to elect the three initial Class B Directors. If the TSAT Merger is consummated, each outstanding share of TSAT Series B Common Stock on the TSAT Closing Date will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, and each outstanding share of TSAT Series A Common Stock on such date will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock. See "THE TSAT MERGER AGREEMENT."

MANAGEMENT AND OPERATIONS OF NEW PRIMESTAR

  Immediately following the consummation of the Restructuring Transaction, New PRIMESTAR will operate the business of TSAT, the business of the Partnership and the PRIMESTAR(R) distribution businesses of the other Distributors, and the corporate headquarters of New PRIMESTAR will be in Englewood, Colorado. A determination with respect to the position of Chief Executive Officer of New PRIMESTAR has not yet been made. It is expected that the New PRIMESTAR Board will name a Chief Executive Officer shortly after the Closing. Jim Gray, the current Chairman and Chief Executive Officer of the Partnership, has indicated a desire to retire from that position during 1998. Mr. Gray will participate in the search for the Chief Executive Officer of New PRIMESTAR and is expected to assist the New PRIMESTAR Board in transitional matters following the Closing Date. Daniel J. O'Brien, the current President of the Partnership, will be the President and Chief Operating Officer of New PRIMESTAR. Other members of the executive management team will include: Kenneth G. Carroll, the current Senior Vice President and Chief Financial Officer of TSAT, who will be the Chief Financial Officer of New PRIMESTAR; Marcus O. Evans, the current Senior Vice President and General Counsel of the Partnership, who will be the General Counsel of New PRIMESTAR; Joel Ginsparg, the current Senior Vice President, Technology and Operations of the Partnership, who will be the Senior Vice President, Technology and Operations of New PRIMESTAR; Christopher Sophinos, the current President of TSAT, who will be the Senior Vice President, Sales and Distribution of New PRIMESTAR; and Denny Wilkinson, the current Senior Vice President, Marketing and Programming of the Partnership, who will be the Senior Vice President, Marketing and Programming of New PRIMESTAR. See "MANAGEMENT OF NEW PRIMESTAR."

  New PRIMESTAR does not have any plan or intention to dispose of or transfer, whether to related or unrelated persons, any significant portion of the TSAT Business, the business of the Partnership or the PRIMESTAR Assets. New PRIMESTAR expects to evaluate the individual and combined operations and formulate arrangements, as appropriate, to integrate effectively the businesses.

REGULATORY APPROVALS

  HSR Act and Antitrust Matters. Under the HSR Act, and the rules promulgated thereunder by the FTC, the Roll-up Plan may not be consummated until (i) applicable Notification and Report Forms have been submitted and certain information has been furnished to the FTC and the Antitrust Division; and (ii) required waiting periods have expired or terminated. Each of TSAT, on behalf of itself and New PRIMESTAR, and the Partnership, Time Warner, Cox Enterprises, Comcast, Newhouse Broadcasting, US WEST, Inc. and GE filed Notification and Report Forms with the FTC and the Antitrust Division in July 1997, and the waiting periods under the HSR Act with respect to the transactions described in such filings, which effectively incorporated both the Restructuring Transaction and the TSAT Merger, have since expired in accordance with the HSR Act.

  Antitrust authorities, including the Antitrust Division and the FTC, often scrutinize the legality under the antitrust laws of transactions such as the Roll-up Plan. The termination of the HSR Act waiting periods does not preclude such authorities from challenging the Roll-up Plan (or any part thereof) on antitrust grounds. Accordingly, at any time before or after the consummation of the Restructuring Transaction and/or the TSAT Merger and notwithstanding the expiration of the HSR Act waiting periods, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the consummation of the Roll-up Plan (or any part thereof). Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

  FCC Approval Process. TSAT believes that consummation of the Restructuring Transaction does not require any FCC approval. However, consummation of the TSAT Merger is subject to all orders and approvals of the FCC required in connection with the transactions contemplated by the TSAT Merger Agreement having been obtained or made. On July 18, 1997, TSAT filed an application with the FCC requesting consent to transfer control of Tempo and its DBS assets to New PRIMESTAR. Pursuant to the Restructuring Agreement, each Restructuring Party has agreed to use its commercially reasonable efforts to respond to requests for information from all governmental entities relating to the TSAT Merger, including the FCC. Pursuant to the TSAT Merger Agreement, TSAT has agreed to use its best efforts, and New PRIMESTAR has agreed to use its commercially reasonable efforts, to respond to requests for information from all governmental entities relating to the TSAT Merger, including the FCC. However, no assurance can be given that FCC approval of the transfer of control of Tempo and its DBS assets to New PRIMESTAR will be obtained. See "RISK FACTORS--Risks of Adverse Government Regulations and Adjudications" and "REGULATORY MATTERS--Required FCC Approvals." The Restructuring Parties are currently in discussions with the FCC in respect of the FCC orders and approvals which are required in connection with the TSAT Merger. Such discussions may result in agreements relating to the conduct of New PRIMESTAR's business following consummation of the TSAT Merger, none of which, individually or in the aggregate, are expected to have a material adverse effect on New PRIMESTAR.

ACCOUNTING TREATMENT

  The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact that New PRIMESTAR is a wholly-owned subsidiary of TSAT. The remaining elements of the Restructuring Transaction will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and the PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities, of the Restructuring Parties other than TSAT, and such acquisition will be accounted for using the purchase method of accounting. TSAT has been identified as the acquiror for accounting purposes and the predecessor for reporting purposes due to the fact that TSAT will own the largest interest in New PRIMESTAR immediately following consummation of the Restructuring Transaction. Accordingly, the fair value of the consideration paid to the Restructuring Parties other than TSAT will be allocated to the identifiable assets acquired and liabilities assumed based upon their respective estimated fair values. See the Primary and Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere in this Proxy Statement/Prospectus.

  The TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR. Such acquisition will be accounted for at TSAT's historical cost since (i) the percentage of New PRIMESTAR to be owned by TSAT prior to consummation of the TSAT Merger will be approximately equal to the percentage of New PRIMESTAR to be owned by TSAT stockholders following consummation of the TSAT Merger and
(ii) the TSAT Merger and the Restructuring Transaction are both part of the Roll-up Plan. See the Primary and Supplemental Condensed Pro Forma Combined Financial Statements of New PRIMESTAR, included elsewhere herein.

ABSENCE OF APPRAISAL RIGHTS

  Under the DGCL, holders of TSAT Common Stock are not entitled to dissenters' appraisal rights in connection with the Restructuring Transaction because the outstanding shares of TSAT Series A Common Stock and TSAT Series B Common Stock will remain outstanding and will not be directly affected by the Restructuring Transaction.

  Under the DGCL, holders of TSAT Common Stock are also not entitled to dissenters' appraisal rights in connection with the TSAT Merger because the TSAT Series A Common Stock and the TSAT Series B Common Stock are designated as national market system securities on an interdealer quotation system by the National Association of Securities Dealers, Inc. and the consideration that such holders will be entitled to receive in the TSAT Merger will consist solely of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, which will also be designated as national market system securities on an interdealer quotation system by the National Association of Securities Dealers, Inc.

NASDAQ/NM LISTINGS AND DELISTINGS

  The TSAT Series A Common Stock and the TSAT Series B Common Stock are currently listed on the NASDAQ/NM, and the Restructuring Transaction is not expected to have any effect on such listing. At the Closing of the Restructuring Transaction, all the issued and outstanding shares of New PRIMESTAR Common Stock will be held beneficially and of record by the Restructuring Parties, and the New PRIMESTAR Common Stock will not be listed for trading on any securities exchange or included in any interdealer quotation system. However, it is a condition to the Restructuring Transaction and to the TSAT Merger that the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT as a result of the TSAT Merger be approved for listing on the NASDAQ/NM, subject to official notice of issuance. It is expected that, following the TSAT Merger, the New PRIMESTAR Class A Common Stock and the New PRIMESTAR Class B Common Stock will trade under the symbols "PSTRA" and "PSTRB," respectively. If the TSAT Merger is consummated, TSAT Series A Common Stock and TSAT Series B Common Stock will be delisted from the NASDAQ/NM.

FINANCING IN CONNECTION WITH THE RESTRUCTURING TRANSACTION

  If the Restructuring Transaction had occurred on September 30, 1997, the total amount of funds required to be paid by New PRIMESTAR to the Restructuring Parties other than TSAT as cash consideration (or assumption of debt in lieu of cash consideration) in the Restructuring Transaction would have been approximately $464 million, comprising (i) approximately $136 million in cash to be paid in the aggregate to Cox and MediaOne and (ii) approximately $328 million of debt to be assumed by New PRIMESTAR in the aggregate in respect of TWE and Newhouse (collectively), Comcast and GE Americom. In addition, New PRIMESTAR would have assumed indebtedness of TSAT and the Partnership aggregating approximately $921 million if the Restructuring Transaction had occurred on September 30, 1997. See "RISK FACTORS--Substantial Leverage; Additional Indebtedness Likely" and "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT." The actual cash consideration to be paid to, or debt to be assumed in respect of, such parties will be based on, among other things, subscriber counts and TSAT's debt balance at the Closing Date. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction."

  In order to fund such cash consideration and repay the debt to be assumed by New PRIMESTAR from the Restructuring Parties other than TSAT, New PRIMESTAR intends (i) to assume the amended and/or refinanced Bank Credit Facility at the Closing, (ii) to enter into the Interim Credit Facility at the Closing, and (iii) to seek additional long-term debt financing through the New Notes Offering as soon as possible after the Closing, subject to market conditions and other factors. It is expected that the amended and/or refinanced Bank Credit Facility will be used to fund the cash consideration under the Restructuring Agreement, and that the amended and/or refinanced Bank Credit Facility together with the Interim Credit Facility will be used to assume the debt to be assumed by New PRIMESTAR from TWE and Newhouse (collectively), Comcast and GE Americom. If the New Notes Offering is successful, it is expected that the proceeds of such offering would be used first to repay the Interim Credit Facility and second to reduce the amount outstanding under the Bank Credit Facility, as then in effect. It is expected that the debt to be assumed by New PRIMESTAR from TSAT in the Restructuring Transaction (consisting primarily of the Senior Subordinated Notes and the Senior Subordinated Discount Notes) will remain outstanding following the Closing Date, with New PRIMESTAR as the obligor.

  No assurances can be given that the Interim Credit Facility, or the amendment and/or refinancing of the Bank Credit Facility, will be completed successfully, or that the proceeds from such facilities will be sufficient for New PRIMESTAR to fund such cash consideration, and to repay the debt to be assumed by New PRIMESTAR from the Restructuring Parties other than TSAT, in full in accordance with the Restructuring Agreement. In addition, no assurance can be given that the New Notes Offering will be completed successfully, or that the proceeds from the New Notes Offering will be sufficient to repay all amounts borrowed or assumed by New PRIMESTAR under the Interim Credit Facility and the amended and/or refinanced Bank Credit Facility. If New PRIMESTAR is unable to repay such amounts with the proceeds of the New Notes Offering, New PRIMESTAR could be adversely affected. See "RISK FACTORS--Substantial Leverage; Additional Indebtedness Likely."

  The terms of the amended and/or refinanced Bank Credit Facility, the Interim Credit Facility and the New Notes have not been finalized, but will be negotiated prior to the Closing Date. Such facilities and notes will include covenants that prohibit or limit, among other things, the incurrence of additional indebtedness, the creation of certain liens, the payment of dividends and other restricted payments, transactions with affiliates and certain other related persons and certain merger, consolidation or similar transactions. These covenants will be subject to a number of significant exceptions and qualifications. It is expected that the Interim Credit Facility will provide for (i) periodic scheduled increases in the base interest rate payable thereunder, after an initial period during which the interest rate will be fixed, as an incentive for early repayment, and (ii) the issuance of warrants to purchase capital stock of New PRIMESTAR, as additional compensation to the lenders if all amounts outstanding under such facility are not repaid, and the facility is not terminated, on or before the first anniversary of the Closing Date. It is expected that the New Notes will also contain provisions requiring New PRIMESTAR to make an offer to purchase the New Notes upon the occurrence of certain events, including, among others, a change in control, certain asset sales and other dispositions of assets.

RESALE OF NEW PRIMESTAR COMMON STOCK ISSUED IN THE TSAT MERGER; AFFILIATES

  The shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock to be issued in the TSAT Merger will be registered under the Securities Act and freely transferable under the federal securities laws, except that shares issued to any TSAT stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act) of TSAT prior to the TSAT Merger for purposes of Rule 145 under the Securities Act may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of New PRIMESTAR) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of TSAT or New PRIMESTAR generally include individuals or entities that control, are controlled by, or are under common control with such party and may include certain officers and directors of such party as well as principal stockholders of such party. The TSAT Merger Agreement provides that the obligations of New PRIMESTAR to consummate the TSAT Merger is subject to New PRIMESTAR receiving, prior to the Closing Date, a letter agreement from each affiliate of TSAT to the effect that such person will not offer or sell or otherwise dispose of any shares of New PRIMESTAR Class A Common Stock or New PRIMESTAR Class B Common Stock issued to such person in or pursuant to the TSAT Merger in violation of the Securities Act or the rules and regulations promulgated thereunder. This Proxy Statement/Prospectus does not cover resales of shares of New PRIMESTAR Class A Common Stock or New PRIMESTAR Class B Common Stock received by any person who may be deemed to be an affiliate of TSAT.

                          THE RESTRUCTURING AGREEMENT

  The following description of the material provisions of the Restructuring Agreement is qualified in its entirety by reference to the complete text of the Restructuring Agreement, which is incorporated by reference herein and a copy of which (exclusive of certain exhibits and schedules) is attached to this Proxy Statement/Prospectus as Appendix A.

GENERAL; EFFECTIVE TIME

  The Restructuring Agreement was entered into by New PRIMESTAR, TWE, Newhouse, Comcast, Cox, MediaOne, GE Americom and TSAT. The Restructuring Agreement provides that, upon the terms and subject to the conditions of the Restructuring Agreement, (i) New PRIMESTAR will acquire and succeed to the TSAT Business as a result of the TSAT Asset Transfer, (ii) New PRIMESTAR will acquire the respective Partnership Interests and PRIMESTAR Assets from each of TWE, Newhouse, Comcast, Cox, MediaOne and GE Americom, as applicable, as a result of the Mergers and the other Asset Transfers and (iii) TSAT will enter into certain other agreements with New PRIMESTAR, including, without limitation, the TSAT Merger Agreement, the Stockholders Agreement, the TSAT Stockholders Agreement and the TSAT Tempo Agreement. See "--Structure of the Restructuring Transaction" and "RELATED AGREEMENTS."

  The Restructuring Transaction will become effective on the Closing Date upon the filing with the Delaware Secretary of State of the certificates of merger relating to the Mergers in accordance with the applicable provisions of the DGCL or at such subsequent time as is stated in the certificates of merger. Subject to the terms and conditions of the Restructuring Agreement, the Closing of the Restructuring Transaction will take place, unless otherwise agreed among the parties, on the later of (x) March 31, 1998 and (y) the first business day following the date on which the last of the conditions precedent to the Restructuring Transaction set forth in the Restructuring Agreement is fulfilled or, to the extent permissible, waived.

STRUCTURE OF THE RESTRUCTURING TRANSACTION

  TSAT Asset Transfer. Pursuant to the Restructuring Agreement, upon the terms and subject to the conditions set forth therein and in the TSAT Asset Transfer Agreement, TSAT will contribute and transfer to New PRIMESTAR the TSAT Business, comprising all of TSAT's assets and liabilities, except (i) the capital stock of Tempo, (ii) the consideration to be received by TSAT in the Restructuring Transaction and (iii) the rights and obligations of TSAT under the various related agreements contemplated by the Restructuring Agreement to which TSAT is a party, including, without limitation, the TSAT Merger Agreement, the Stockholders Agreement, the TSAT Stockholders Agreement and the TSAT Tempo Agreement, each of which is described herein. See "RELATED AGREEMENTS." In connection with the TSAT Asset Transfer, at the Closing, New PRIMESTAR will assume all of TSAT's indebtedness on such date, and TSAT will receive from New PRIMESTAR such number of shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, respectively, as equals the number of shares of TSAT Series A Common Stock and TSAT Series B Common Stock, respectively, issued and outstanding or deemed to be issued and outstanding on the Closing Date, in accordance with the Restructuring Agreement and the TSAT Asset Transfer Agreement. See "--Consideration to be Received in the Restructuring Transaction."

  Mergers. Pursuant to the Restructuring Agreement, upon the terms and subject to the conditions set forth therein, each of Comcast DBS, Comcast SCI, Cox SI and GEAS, respectively, will merge with and into New PRIMESTAR, in each case in accordance with the terms and subject to the conditions of the applicable Merger Agreement, and in accordance with the DGCL, and New PRIMESTAR will be the surviving corporation of each such Merger. Each such Merger will become effective upon the filing with the Delaware Secretary of State of the certificate of merger relating to such Merger or other appropriate documents in accordance with the applicable provisions of the DGCL. Such filings are expected to take place on the Closing Date or as soon as practicable thereafter. In connection with such Mergers, at the Closing, each of Comcast, Cox and GE Americom will, directly or indirectly, receive from New PRIMESTAR,
(i) in the case of Cox, an amount of cash, and in the case of Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR, (ii) shares of New

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PRIMESTAR Class A Common Stock and (iii) except in the case of GE Americom, shares of New PRIMESTAR Class C Common Stock, in each case in such amounts as are determined in accordance with the methodology set forth in the Restructuring Agreement. See "--Consideration to be Received in the Restructuring Transaction." Each such Merger will have the effects set forth in Section 259 of the DGCL.

  Other Asset Transfers. Pursuant to the Restructuring Agreement, upon the terms and subject to the conditions set forth therein, each of TWE, Newhouse and MediaOne (and its subsidiaries), respectively, will assign and transfer to New PRIMESTAR, and New PRIMESTAR will accept and receive from such party, all of such party's rights, title and interests in, to and under such party's Partnership Interest and PRIMESTAR Assets, and New PRIMESTAR will assume all of such party's PRIMESTAR Liabilities, in each case in accordance with the terms of the applicable Asset Transfer Agreement. At the Closing, each of MediaOne, Newhouse and TWE will receive from New PRIMESTAR, in connection with such Asset Transfers, (i) in the case of MediaOne, an amount of cash, and in the case of Newhouse and TWE, an assumption of indebtedness by New PRIMESTAR,
(ii) shares of New PRIMESTAR Class A Common Stock and (iii) shares of New PRIMESTAR Class C Common Stock, in each case in such amounts as are determined in accordance with the methodology set forth in the Restructuring Agreement. See "--Consideration to be Received in the Restructuring Transaction."

  The PRIMESTAR Assets of any party include (i) each PRIMESTAR(R) subscriber of such party's PRIMESTAR(R) distribution business as of the Closing Date (whether or not such PRIMESTAR(R) subscriber is counted as a PRIMESTAR Customer (as defined below under "--Consideration to be Received in the Restructuring Transaction") under the Restructuring Agreement), together with any subscription contract, equipment rental contract or other agreement with such subscriber relating to such party's PRIMESTAR(R) Assets and all rights, claims and causes of action thereunder (other than all accounts receivable of such party and its subsidiaries relating to the distribution of PRIMESTAR(R) on or prior to the Closing Date, including rental and sales fees (collectively, "Excluded Accounts Receivable")); (ii) all leases, contracts and other agreements relating exclusively to such party's PRIMESTAR(R) distribution business and all rights, claims and causes of action thereunder (other than Excluded Accounts Receivable); (iii) all of such party's IRDs, low noise block converters ("LNBs"), dishes and PrimeFinder(TM) remote controls held for use in such party's PRIMESTAR(R) distribution business, or, in the case of PrimeFinder(TM) remote controls, installed in the home of any PRIMESTAR(R) subscriber of such party ("PRIMESTAR Inventory"); (iv) all IRDs, LNBs and dishes installed in the home of any PRIMESTAR(R) subscriber of such party; (v) all of such party's IRDs, LNBs, dishes and PrimeFinder(TM) remote controls that are installed in the home of any disconnected PRIMESTAR(R) subscriber of such party (collectively, "Unrecovered Inventory"); (vi) all of such party's equipment and drop-materials (other than IRDs, LNBs, dishes and PrimeFinder(TM) remote controls), used in the reception of PRIMESTAR(R) and either held for use in such party's PRIMESTAR(R) distribution business at specified offices of such party or installed in the home of any current or disconnected PRIMESTAR(R) subscriber of such party ("Customer Premises Equipment"); (vii) all rights, claims and causes of action, including under warranties, of such party in respect of (A) such party's PRIMESTAR Inventory,
(B) such party's Unrecovered Inventory, (C) outstanding purchase orders of such party in respect of IRDs, LNBs, dishes and PrimeFinder(TM) remote controls, (D) such party's Customer Premises Equipment and (E) supply agreements to which such party is a party (or beneficiary) for IRDs, LNBs, dishes and PrimeFinder(TM) remote controls; (viii) all PRIMESTAR(R) subscriber lists, billing records, subscriber and supplier correspondence used or held for use in such party's PRIMESTAR(R) distribution business, other than any of the foregoing directly relating to such party's Excluded Accounts Receivable or Excluded Liabilities (as defined below); and (ix) all office equipment, furniture, tools and vehicles located at specified offices of such party and exclusively used to support such party's PRIMESTAR(R) distribution business (subject to certain limitations) (collectively, "Field Assets").

  The PRIMESTAR Liabilities of any party include all obligations and liabilities of such party of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, arising out of, relating to, or otherwise in respect of, (i) such party's PRIMESTAR(R) distribution business, PRIMESTAR Assets or Partnership Interest, (ii) the operation by such party or any of its subsidiaries or affiliates of the digital satellite business, (iii) in the case of Comcast, Newhouse, TWE and GE Americom, such party's

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

PRIMESTAR Debt (as defined below), together with all arrangement fees, commitment fees and any other fees or expenses charged by the lenders and/or arrangers of any such indebtedness that becomes interim financing debt to fund the cash consideration to be paid to (or the assumption of indebtedness of) the Restructuring Parties (or their respective affiliates) in the Restructuring Transaction and (iv) such party's Assumed Employment Liabilities (as defined in the Restructuring Agreement), other than, in any such case, (a) indebtedness for borrowed money of such party and its subsidiaries incurred on or prior to the Closing Date, other than PRIMESTAR Debt, (b) accounts payable incurred on or prior to the Closing Date in respect of such party's PRIMESTAR(R) distribution business, (c) all taxes, other than transfer taxes applicable to the conveyance and transfer of PRIMESTAR Assets and PRIMESTAR Liabilities pursuant to any Asset Transfer Agreement ("Covered Taxes") attributable to the operation or ownership of such party's PRIMESTAR Assets and Partnership Interest during any taxable period ending on or before the Closing Date or the portion that ends on the Closing Date of any taxable period that begins before and ends after the Closing Date (the "Pre-Closing Tax Period") and (d) Retained Employment Liabilities (as defined in the Restructuring Agreement) of such party (collectively, "Excluded Liabilities"). "PRIMESTAR Debt" of any party means the amount of indebtedness of such party to be assumed by New PRIMESTAR, as determined in accordance with the methodology set forth in the Restructuring Agreement, if any. See "-- Consideration to be Received in the Restructuring Transaction."

  Charter and Bylaws. The Restructuring Agreement provides that the New PRIMESTAR Charter and the New PRIMESTAR Bylaws will be in the form attached hereto as Appendices E and F, respectively. The Restructuring Agreement further provides that concurrently with the consummation of the TSAT Asset Transfer, the New PRIMESTAR Charter will be filed with the Delaware Secretary of State in accordance with the DGCL and the New PRIMESTAR Charter and the New PRIMESTAR Bylaws will become effective. Pursuant to each of the Merger Agreements, New PRIMESTAR will be the surviving corporation in each such Merger and (i) the New PRIMESTAR Charter will be the certificate of incorporation of the surviving corporation in each such Merger until thereafter changed or amended as provided therein or by applicable law, and
(ii) the New PRIMESTAR Bylaws will be the bylaws of the surviving corporation in each such Merger until thereafter changed or amended as provided therein or by applicable law.

  Directors and Officers. Each of the Merger Agreements provides that the directors and officers of New PRIMESTAR immediately prior to the effective time of the applicable Merger will be the directors and officers of the surviving corporation in such Merger. The Merger Agreements further provide that all such directors and officers will hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

CONSIDERATION TO BE RECEIVED IN THE RESTRUCTURING TRANSACTION

 TSAT ASSET TRANSFER

  Pursuant to the Restructuring Agreement and the TSAT Asset Transfer Agreement, at the Effective Time, TSAT will receive from New PRIMESTAR such number of shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, respectively, as equals the number of shares of TSAT Series A Common Stock and TSAT Series B Common Stock, respectively, issued and outstanding or deemed to be issued and outstanding on the Closing Date, in accordance with the Restructuring Agreement and the TSAT Asset Transfer Agreement. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK." In addition, New PRIMESTAR will assume all of TSAT's indebtedness on the Closing Date. If the Restructuring Transaction had occurred on September 30, 1997, New PRIMESTAR would have assumed approximately $366 million of debt in respect of TSAT and outstanding letters of credit issued under the Bank Credit Facility for TSAT's account, in the aggregate amount of $30 million.

  At the Effective Time, it is estimated that TSAT will hold approximately 36% of the aggregate number of outstanding shares of New PRIMESTAR Class A Common Stock and 100% of the aggregate number of outstanding shares of New PRIMESTAR Class B Common Stock, representing approximately 37% of the aggregate voting power of the outstanding New PRIMESTAR Common Stock. The foregoing ownership and voting percentages assume the Restructuring Transaction had occurred on September 30, 1997 and are subject to

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

adjustments based on closing subscriber counts and other factors. The actual ownership and voting interests of TSAT will be dependent upon a variety of factors and may vary from the estimated percentages set forth above. See "-- Mergers and Other Asset Transfers."

 MERGERS AND OTHER ASSET TRANSFERS

  Pursuant to the Restructuring Agreement and the applicable Merger Agreements and Asset Transfer Agreements, each Class C Stockholder and GEAS will receive
(i) in the case of Cox and MediaOne, an amount of cash, and in the case of Newhouse, TWE, Comcast and GEAS, an assumption of indebtedness by New PRIMESTAR, (ii) an amount of New PRIMESTAR Class A Common Stock and (iii) except in the case of GEAS, an amount of New PRIMESTAR Class C Common Stock, determined in accordance with the methodology set forth in Exhibit A to the Restructuring Agreement (the "Methodology").

  Pursuant to the Methodology, the amount of cash to be paid to, or the amount of debt to be assumed in respect of, each applicable Class C Stockholder will be equal to the product of (x) TSAT Debt Per Sub (as defined below) and (y) the number of PRIMESTAR Customers (as defined below) of such Class C Stockholder on the Closing Date. "TSAT Debt Per Sub" means the amount determined by dividing:

    (A) (x) TSAT Debt (as defined in the Restructuring Agreement) on the Closing Date minus (y) the product of (I) $750 and (II) TSAT's net PRIMESTAR Customers added between March 31, 1997 and the Closing Date minus
  (z) the aggregate net proceeds payable to TSAT upon the exercise of the Included Options (as defined below); by

    (B) the number of PRIMESTAR Customers of TSAT as of March 31, 1997.

The foregoing amount calculated for each Class C Stockholder shall be such Class C Stockholder's "Adjusted Total Cash."

  Pursuant to the Methodology, based on subscriber counts and TSAT Debt Per Sub at September 30, 1997, the Adjusted Total Cash payable to each of TWE and Newhouse (collectively), Comcast, Cox and MediaOne would be approximately $242 million, $72 million, $66 million and $70 million, respectively, subject to closing adjustments.

  Pursuant to the Methodology, the amount of debt to be assumed in respect of GEAS will be equal to $14,025,000. The foregoing amount shall be GEAS's "Adjusted Total Cash."

  TSAT's "Adjusted Total Cash" means the amount determined by adding:

    (i)the product of (x) TSAT Debt Per Sub and (y) the number of PRIMESTAR Customers of TSAT as of March 31, 1997; and

    (ii)the product of (X) $750 and (Y) TSAT's net PRIMESTAR Customers added between March 31, 1997 and the Closing Date.

  "PRIMESTAR Customer" means, as to any party as of any date of determination, each PRIMESTAR(R) subscriber of such party's PRIMESTAR(R) distribution business having an "active" account on such date, determined in accordance with the subscriber's receivable status on such date as follows: (i) a subscriber who has a receivable balance of not more than 60 days from the first day of the service period to which such receivable balance relates (without giving effect to older minimal balances) will count as one full PRIMESTAR Customer; (ii) a subscriber who has a receivable balance of at least 61 but not more than 90 days from the first day of the service period to which such receivable balance relates (without giving effect to older minimal balances) will count as one half of a PRIMESTAR Customer; and (iii) a subscriber who has a receivable balance of 91 days or more from the first day of the service period to which such receivable balance relates will not be counted as a PRIMESTAR Customer. "Active" accounts for this purpose may include some accounts that have been remotely de-authorized for late payment, but do not include complimentary, demonstration or certain other free accounts, voluntary disconnects or former subscribers physically disconnected from the system.

  Pursuant to the Methodology, the total amount of New PRIMESTAR Voting Common Stock to be issued in the Restructuring Transaction will be equal to the number of shares of TSAT Common Stock (other than

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

treasury shares) outstanding on the Closing Date, plus the number of shares issuable upon the exercise of the Included Options, divided by TSAT's Percentage (as defined below). Each Class C Stockholder and GEAS will receive an amount of New PRIMESTAR Class A Common Stock and (except for GEAS) New PRIMESTAR Class C Common Stock in the Restructuring Transaction equal to such party's Percentage of such total amount of New PRIMESTAR Voting Common Stock. The proportion of New PRIMESTAR Class C Common Stock to New PRIMESTAR Class A Common Stock to be issued to the Class C Stockholders in the Restructuring Transaction shall be the same as the proportion of TSAT Series B Common Stock to TSAT Series A Common Stock as of the Effective Time."Percentage" of any party means the ratio of (x) such party's Adjusted Total Equity (as defined below) to (y) the sum of each party's Adjusted Total Equity. "Adjusted Total Equity" of any party means such party's Adjusted Aggregate Value (as defined below) minus such party's Adjusted Total Cash. "Adjusted Aggregate Value" of :

    (a) each Class C Stockholder and TSAT, shall be equal to the sum of (A) the value of such party's Partnership Interest (as set forth on Exhibit A to the Restructuring Agreement) and (B) the product of (x) $1,100 and (y) the number of PRIMESTAR Customers of such party on the Closing Date; and

    (b) GEAS, shall be equal to $84,232,000.

  "Included Options" means (i) approximately 4,447,000 shares of TSAT Series A Common Stock that may be purchased by TCI from time to time at an exercise price of $1.00 per share, to meet TCI's obligations under the conversion features of certain convertible securities of TCI, as such conversion features were adjusted as a result of the TSAT Spin-Off (see "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI--Reorganization Agreement"); (ii) approximately 2,324,000 shares of TSAT Series A Common Stock that may be purchased in the aggregate by certain present or former executives of TCI (including Gary S. Howard, Chief Executive Officer and a director of TSAT, and David P. Beddow, a director of TSAT) from time to time at an exercise price of $8.86 per share, pursuant to certain options granted to such persons in connection with the TSAT Spin-Off (see "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI--Other Arrangements"); (iii) 810,000 shares of TSAT Series A Common Stock that may be issued in the aggregate from time to time in accordance with the terms of outstanding TSAT Options (or related TSAT SARs) having an exercise price of $8.00 per share; (iv) 325,000 shares of TSAT Series A Common Stock subject to TSAT Restricted Stock Awards; and (v) 250,000 shares of TSAT Series A Common Stock that may be purchased, subject to approval of the TSAT Nonemployee Director Plan Proposal, upon the exercise of options issued to nonemployee directors of TSAT, at an exercise price of $8.00 per share with respect to 200,000 of such shares and $6.50 per share with respect to 50,000 of such shares (see "PROPOSAL TO APPROVE THE TSAT NONEMPLOYEE DIRECTOR STOCK OPTION PLAN," and "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan--Treatment of TSAT Options, Stock Appreciation Rights and Restricted Stock Awards"). As indicated above, the Methodology treats as outstanding an aggregate of approximately 8,156,000 shares of TSAT Series A Common Stock issuable as of December 31, 1997, upon the exercise of the Included Options, without regard to the vesting provisions thereunder, and assumes that TSAT would have received, and applied against outstanding indebtedness, an aggregate of approximately $33,447,000 in connection with such exercises.

  The obligations of TSAT under the Included Options will not be affected by the Restructuring Transaction, except that all outstanding TSAT Options and TSAT SARs will be amended to provide that service as an employee of, or consultant to, New PRIMESTAR following the Closing Date will be deemed to constitute service as an employee of, or consultant to, TSAT, for all purposes of such awards and the TSAT 1996 Plan. At the TSAT Effective Time, TSAT's obligations under the Included Options then outstanding will be assumed by New PRIMESTAR, and each outstanding Included Option will be amended to constitute an option to acquire, on the same terms and conditions as were applicable under such Included Option, the same number of shares of New PRIMESTAR Class A Common Stock as the holder of such Included Option would have been entitled to receive pursuant to the TSAT Merger had such holder exercised such Included Option in full immediately prior to the TSAT Effective Time, at a price per share equal to the exercise price for the shares of TSAT Series A Common Stock otherwise purchasable pursuant to such Included Option. See "THE ROLL-UP PLAN--Interests

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

of Certain Persons in the Roll-up Plan--Treatment of TSAT Options, Stock Appreciation Rights and Restricted Stock Awards".

  As a result in part of the treatment of Included Options under the Methodology, if the Restructuring Transaction, but not the TSAT Merger, had been consummated on September 30, 1997, TSAT would have received approximately 74,810,000 shares of New PRIMESTAR Common Stock, representing approximately 36% of the total common equity and approximately 37% of the total voting power of New PRIMESTAR.

  However, shares of New PRIMESTAR Class A Common Stock will not be issued in the TSAT Merger in respect of the Included Options. Rather, such options will be assumed by New PRIMESTAR as options to purchase shares of New PRIMESTAR Class A Common Stock. Accordingly, if both the Restructuring Transaction and the TSAT Merger had been consummated on September 30, 1997, the former stockholders of TSAT would have received in the TSAT Merger, in the aggregate, approximately 66,702,000 shares of New PRIMESTAR Common Stock, representing approximately 34% of the total common equity and approximately 36% of the total voting power of New PRIMESTAR.

REPRESENTATIONS AND WARRANTIES

  The Restructuring Agreement contains certain representations and warranties of TSAT relating to, among other things, (1) the due organization, valid existence and good standing of TSAT and each of its subsidiaries and the power to carry on their respective businesses as presently being conducted and certain similar corporate matters; (2) the absence of any liabilities or obligations on the part of New PRIMESTAR, other than those under the Restructuring Agreement, the TSAT Asset Transfer Agreement, the Merger Agreements, the Asset Transfer Agreements, the TSAT Merger Agreement, the TSAT Tempo Agreement and the TSAT Stockholders Agreement; (3) the assets and liabilities of Tempo; (4) the capitalization of TSAT and New PRIMESTAR; (5) the corporate power and authority of TSAT and New PRIMESTAR to enter into its Relevant Agreements (as defined below) and, subject to the requisite TSAT stockholder approval of the Roll-up Plan, to consummate the transactions contemplated by each of its Relevant Agreements; (6) the execution and delivery and the validity and enforceability against each of TSAT and New PRIMESTAR of its Relevant Agreements, and the non-contravention thereby of (i) the charter and bylaws of TSAT or any of its subsidiaries, (ii) subject to certain exceptions, any loan, credit agreement or certain other documents applicable to TSAT or any of its subsidiaries, other than those contraventions that, individually or in the aggregate, would not have a Material Adverse Effect (as defined below) on TSAT, or (iii) subject to certain required governmental filings and other matters, any judgment, order, statute, law or regulation applicable to TSAT or any of its subsidiaries; (7) the receipt of all requisite governmental approvals and the making of all necessary governmental filings by TSAT or any of its subsidiaries, other than those specified in the Restructuring Agreement; (8) TSAT's compliance with the requirements of the Securities Act and the Exchange Act, and the compliance of TSAT's financial statements with applicable accounting requirements and SEC rules and regulations; (9) the accuracy and completeness of certain information supplied by TSAT or any of its subsidiaries for inclusion in the Registration Statement and this Proxy Statement/Prospectus, and the absence of certain material changes in respect of TSAT since its latest SEC filing; (10) the absence of any undisclosed material litigation; (11) certain employee, pension benefit plan and welfare benefit plan matters; (12) certain tax matters; (13) the absence of excess parachute payments to any employee, officer or director of TSAT or any of its affiliates as a result of the Restructuring Transaction, other than payments that may be made to certain specified TSAT executives; (14) voting requirements of TSAT stockholders to approve the Roll-up Plan; (15) the receipt of TSAT Board approval effective to render inapplicable Section 203 of the DGCL to the Roll-up Plan; (16) the absence of any brokers' or similar fees in connection with the Restructuring Transaction, the TSAT Merger and the Tempo Sale, based upon arrangements made by or on behalf of TSAT, other than such fees due to Merrill Lynch; and (17) the receipt by TSAT of the Merrill Lynch Opinion.

  The Restructuring Agreement contains certain representations and warranties of each of Comcast, Cox, GE Americom, MediaOne, TWE and Newhouse, severally and not jointly, relating to, among other things, (1) the due organization, valid existence and, in the case of a corporation, good standing of such party and each of its PRIMESTAR Subs (as defined below), if any, and the power to carry on its business as presently being conducted and certain similar corporate matters; (2) the capital stock, assets, liabilities and employees of each of such party's PRIMESTAR Subs, if any; (3) the corporate power and authority of such party and each of its PRIMESTAR Subs, if any, to enter into its Relevant Agreements and to consummate the transactions contemplated by each of its Relevant Agreements; (4) the execution and delivery and the validity and enforceability against such party and each of its PRIMESTAR Subs, if any, of its Relevant Agreements, and the non-contravention thereby of (i) the charter or bylaws or partnership agreement, as applicable, of such party or its PRIMESTAR Sub, (ii) any loan, credit agreement or certain other documents applicable to such party or its PRIMESTAR Sub, other than those contraventions that, individually or in the aggregate, would not have a Material Adverse Effect on such party, or (iii) subject to certain required governmental filings and other matters, any judgment, order, statute, law or regulation applicable to such party or its PRIMESTAR Sub; (5) the receipt of all requisite governmental approvals and the making of all necessary governmental filings by such party or any of its subsidiaries, other than those specified in the Restructuring Agreement; (6) the accuracy and completeness of certain information supplied by such party or any of its subsidiaries for inclusion in the Registration Statement and this Proxy Statement/Prospectus, the compliance of the financial statements of such party's PRIMESTAR(R) distribution business included in the Registration Statement and this Proxy Statement/Prospectus with applicable accounting requirements and SEC rules and regulations, and the absence of certain material changes in respect of such party's PRIMESTAR(R) distribution business since June 11, 1997; (7) the absence of any undisclosed material litigation;
(8) certain tax matters; and (9) certain employee and employee benefit plan matters.

  "Relevant Agreements" means, (a) with respect to TSAT, the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Stockholders Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, and any agreement or instrument to be delivered by TSAT under any of the foregoing agreements, (b) with respect to New PRIMESTAR, the Restructuring Agreement, the TSAT Asset Transfer Agreement, each of the other Asset Transfer Agreements, each of the Merger Agreements, the TSAT Stockholders Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, and any agreement or instrument to be delivered by New PRIMESTAR under any of the foregoing agreements; and (c) with respect to any other person or entity, the Restructuring Agreement, any Asset Transfer Agreement, any Merger Agreement, and any agreement or instrument to be delivered by such person or entity under any of the foregoing agreements, in each case to the extent such person or entity is named as a party thereto. "Material Adverse Effect" means (A) with respect to TSAT or New PRIMESTAR, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that (i) is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations or prospects of TSAT or New PRIMESTAR, as applicable, and its subsidiaries taken as a whole or (ii) would impair the ability of TSAT or New PRIMESTAR to perform its obligations under any of its Relevant Agreements or (iii) would prevent the consummation of all or any part of the Restructuring Transaction, the TSAT Merger or the Tempo Sale, and (B) with respect to any Class C Stockholder or GE Americom, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that (i) is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations or prospects of, in the case of a Class C Stockholder, such Class C Stockholder's PRIMESTAR(R) distribution business or (ii) would impair the ability of such Class C Stockholder or its PRIMESTAR Sub, if any, or GE Americom or GEAS, as applicable, to perform its obligations under any of its Relevant Agreements or (iii) would prevent the consummation of all or any part of the Restructuring Transaction, the TSAT Merger or the Tempo Sale; provided, that a change or effect (or any development that, insofar as can be foreseen, is likely to result in a change or effect) that affects the business of distributing the PRIMESTAR(R) service in general will not constitute a Material Adverse Effect. "PRIMESTAR Sub" means (i) with respect to Comcast, Comcast DBS and Comcast SCI, (ii) with respect to Cox, Cox SI, (iii) with respect to GE Americom, GEAS and (iv) with respect to MediaOne, each subsidiary of MediaOne that is a party to an Asset Transfer Agreement.


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

  The Restructuring Agreement also contains certain additional representations and warranties, including (1) Comcast's representation and warranty that Comcast DBS and Comcast SCI, together, hold all of the PRIMESTAR Assets and Partnership Interests of Comcast's PRIMESTAR(R) distribution business; (2) Cox's representation and warranty that Cox SI holds all of the PRIMESTAR Assets and Partnership Interests of Cox's PRIMESTAR(R) distribution business;
(3) MediaOne's representation and warranty that MediaOne and the subsidiaries of MediaOne that are parties to an Asset Transfer Agreement, together, hold all of the PRIMESTAR Assets and Partnership Interests of US West's PRIMESTAR(R) distribution business; (4) TWE's and Newhouse's joint and several representation and warranty that TWE and Newhouse together hold all of the PRIMESTAR Assets and Partnership Interests of TWE's and Newhouse's PRIMESTAR(R) distribution business (subject to certain specified exceptions); and (5) GE Americom's representation and warranty that GEAS holds all of the Partnership Interests of GE Americom.

CONDITIONS TO THE RESTRUCTURING TRANSACTION

  The rights and obligations of each Restructuring Party to consummate the Restructuring Transaction are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions: (a) approval of a five-year strategic plan of New PRIMESTAR by a Super-majority Vote (as defined in the Partnership Agreement) of the Partnership's Partners Committee; (b) approval of the Roll-up Proposal by the requisite vote of the TSAT stockholders; (c) receipt of all FCC orders and approvals required in connection with the consummation of the Restructuring Transaction, if any; (d) expiration or termination of the waiting period (and any extension thereof) applicable to the Restructuring Transaction under the HSR Act; (e) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Restructuring Transaction; (f) receipt of approval for listing on the NASDAQ/NM of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance; (g) effectiveness of the Registration Statement under the Securities Act and the absence of any stop order or proceedings seeking a stop order with respect to the Registration Statement; and (h) receipt of certain certificates from the Secretary or Assistant Secretary of each other Restructuring Party (and any PRIMESTAR Sub of any such Restructuring Party that is a party to an Asset Transfer Agreement or Merger Agreement). TSAT and the other parties to the Roll-up Plan filed Notification and Report Forms under the HSR Act in July 1997, and the waiting periods under the HSR Act with respect to the transactions described in such filings, which effectively included both the Restructuring Transaction and the TSAT Merger, have since expired.

  The obligations of each Class C Stockholder and GE Americom to consummate the Restructuring Transaction are also subject to the following conditions:
(a) the accuracy of the representations and warranties of each other Restructuring Party set forth in the Restructuring Agreement (and of John C. Malone set forth in the Letter Agreement) that are qualified as to materiality, and the material accuracy of the representations and warranties of each other Restructuring Party set forth in the Restructuring Agreement (and of John C. Malone set forth in the Letter Agreement) that are not so qualified, in each case as of the date of the Restructuring Agreement and as of the Closing Date, and the receipt by such Restructuring Party of certificates of each such other Restructuring Party (and from Dr. Malone) to such effect; (b) performance by each other Restructuring Party (including any PRIMESTAR Sub of such other Restructuring Party) and New PRIMESTAR (and Dr. Malone) in all material respects of all obligations required to be performed by it under each of its Relevant Agreements (and under the Letter Agreement) at or prior to the Closing Date, and the receipt by such Restructuring Party of a certificate signed on behalf of each such other Restructuring Party (and PRIMESTAR Sub) and New PRIMESTAR (and from Dr. Malone) to such effect; (c) compliance of all financing arrangements of New PRIMESTAR (including those of TSAT to be assumed by New PRIMESTAR or to remain in effect after the Effective
Time) with the approved five-year strategic plan of New PRIMESTAR; (d) the sufficiency of New PRIMESTAR's credit lines and borrowing capacity to pay the cash and assume the indebtedness contemplated to be paid and assumed by New PRIMESTAR in the Restructuring Transaction; (e) the effectiveness of the PRIMESTAR Letters of Credit of TCI and each other Restructuring Party (or their respective affiliates, as applicable), and the agreement of TCI to extend the maturity of its PRIMESTAR Letters of Credit to June 30, 1999, with the consideration payable to TCI in respect thereof being the same as that for the other

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

Restructuring Parties as set forth in the Restructuring Agreement; (f) the absence of any pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success, (i) challenging the acquisition by such Restructuring Party of any shares of New PRIMESTAR capital stock, seeking to restrain or prohibit the consummation of the Restructuring Transaction or seeking to obtain from such Restructuring Party or New PRIMESTAR any damages that are material in relation to New PRIMESTAR and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by New PRIMESTAR or such Restructuring Party or any of their respective subsidiaries or affiliates of any portion of the business or assets of New PRIMESTAR, such Restructuring Party or any of their respective subsidiaries or affiliates, or to compel New PRIMESTAR, such Restructuring Party or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of New PRIMESTAR, such Restructuring Party or any of their respective subsidiaries or affiliates, as a result of the Restructuring Transaction, (iii) seeking to impose limitations on the ability of such Restructuring Party to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of New PRIMESTAR, including the right to vote the capital stock of New PRIMESTAR acquired by it on all matters properly presented to the stockholders of New PRIMESTAR, (iv) seeking to prohibit New PRIMESTAR, such Restructuring Party or any of their respective subsidiaries or affiliates from effectively controlling in any material respect the business or operations of New PRIMESTAR, such Restructuring Party or any of their respective subsidiaries or affiliates, (v) seeking to change in any respect the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and New PRIMESTAR Bylaws, or to change such Restructuring Party's rights under the Stockholders Agreement or the TWE/Newhouse Voting Agreement, or seeking to impose limitations on the ability of such Restructuring Party to exercise any such rights or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on New PRIMESTAR; (g) the taking by TSAT and the TSAT Board of all requisite actions to render inapplicable to the Roll-up Plan, any state takeover statute or similar statute or regulation that would otherwise apply or purport to apply to such transactions and agreements; and (h) the delivery by each other Restructuring Party of a tax representation letter, dated the Closing Date.

  The obligations of TSAT to consummate the Restructuring Transaction are also subject to the following conditions: (a) the accuracy of the representations and warranties of each other Restructuring Party set forth in the Restructuring Agreement that are qualified as to materiality, and the material accuracy of the representations and warranties of each other Restructuring Party set forth in the Restructuring Agreement that are not so qualified, in each case as of the date of the Restructuring Agreement and as of the Closing Date, except as otherwise contemplated by the Restructuring Agreement, and the receipt by TSAT of certificates of each such other Restructuring Party to such effect; (b) performance by each other Restructuring Party (including any PRIMESTAR Sub of such other Restructuring Party) in all material respects of all obligations required to be performed by it under each of its Relevant Agreements at or prior to the Closing Date, and the receipt by TSAT of a certificate signed on behalf of each such other Restructuring Party (and PRIMESTAR Sub) to such effect; (c) the effectiveness of the PRIMESTAR Letters of Credit of each other Restructuring Party (or their respective affiliates, as applicable); (d) the absence of any pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success, (i) seeking to restrain or prohibit the consummation of the Restructuring Transaction or seeking to obtain from TSAT or New PRIMESTAR any damages that are material in relation to New PRIMESTAR and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by New PRIMESTAR or TSAT or any of their respective subsidiaries or affiliates of any portion of the business or assets of New PRIMESTAR, TSAT or any of their respective affiliates, or to compel New PRIMESTAR, TSAT or any of their respective affiliates to dispose of or hold separate any portion of the business or assets of New PRIMESTAR, TSAT or any of their respective affiliates, as a result of the Restructuring Transaction, (iii) seeking to prohibit New PRIMESTAR or any of its subsidiaries from effectively controlling in any material respect the business or operations of New PRIMESTAR or its subsidiaries, (iv) seeking to impose limitations on the ability of TSAT or any person or entity that (as of the date of the Restructuring Agreement) holds 5% or more of the TSAT Series A Common Stock or TSAT Series B Common Stock to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of New PRIMESTAR, including the right to vote all capital stock of New PRIMESTAR acquired by such person or entity pursuant to the Restructuring Transaction on all matters properly presented to the stockholders of New

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

PRIMESTAR, (v) seeking to change in any respect the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and New PRIMESTAR Bylaws, or to change TSAT's rights under the Stockholders Agreement, or seeking to impose limitations on the ability of TSAT to exercise any such rights or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on New PRIMESTAR; and (e) the delivery by each other Restructuring Party of a tax representation letter, dated the Closing Date.

COVENANTS RELATING TO BUSINESS

  Alternative Transactions. TSAT has agreed that, prior to the Closing Date, neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries permit their respective officers, directors, employees, agents and representatives, to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including without limitation any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated in the Restructuring Agreement, or that could reasonably be expected to have such effect. TSAT has also agreed that, prior to the Closing Date, neither the TSAT Board nor any committee thereof will approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the preceding sentence.

  In addition, each of TSAT, Comcast, Cox, GE Americom, MediaOne, TWE and Newhouse, severally and not jointly, has agreed that prior to the Closing Date, it will not, and it will not permit any of its subsidiaries to, sell, or agree to sell, all or any part of its PRIMESTAR Assets or Partnership Interests to any other person or entity, except for sales of PRIMESTAR Inventory in the ordinary course of business consistent with past practice; provided, that the foregoing will not apply to any transfers between TWE and Newhouse and their affiliates; and provided, further, that the foregoing will not apply to any indirect transfer resulting from a merger of, a sale of substantially all the assets of, a spin-off by, or a similar transaction involving all or any significant part of, any of Comcast, Cox, GE Americom, US West, TWE, Time Warner or Newhouse (so long as the successor entity that succeeds to its predecessor(s) obligations under the Restructuring Agreement, after giving effect to such transaction, continues to (x) be bound by the provisions of the Restructuring Agreement to the same extent as such predecessor(s) and (y) hold, directly or indirectly, substantially all the cable systems that such predecessor(s) held prior to consummation of such transaction).

  Interim Operations of TSAT. For the period from June 11, 1997 until the Closing Date, TSAT has agreed (1) not to, and to cause each of its subsidiaries not to, take any action that would result in any representation or warranty of TSAT or New PRIMESTAR being untrue in any material respect (2) to, and to cause each of its subsidiaries to, conduct its business and operations according to its ordinary course of business consistent with past practice; (3) to use its commercially reasonable efforts to preserve intact its and its subsidiaries' business organization; (4) to use its commercially reasonable efforts to keep available the services of its and its subsidiaries' officers and employees; (5) except for the amendments to the New PRIMESTAR Charter and the New PRIMESTAR Bylaws as contemplated by the Restructuring Agreement, not to, and to cause each of its subsidiaries not to, amend its charter or bylaws; (6) not to, and to cause each of its subsidiaries not to, authorize for issuance, issue, sell, deliver, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) shares issued upon exercise of any rights, warrants or options outstanding as of June 11, 1997 or, in the case of employee benefit plans existing as of June 11, 1997, any rights, warrants or options authorized under such existing plans and shares issued upon exercise thereof and (ii) employee stock options issued to directors, officers or other employees of TSAT in the ordinary course of business and consistent with past practice); (7) not to, and to cause each of its subsidiaries not to, (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or any other ownership interests (whether in stock or property or a combination thereof) or (iii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of, or options or warrants or rights relating to, its capital stock or that of any of its subsidiaries, or make any commitment for any such action; (8) not to, and to cause each of its subsidiaries not to, (i) create, incur, assume, maintain or permit to exist any long-term debt or short-term debt for borrowed money (other than (x) under lines of credit and other credit facilities of TSAT existing on the date of the Restructuring Agreement and debt securities outstanding on the date of the Restructuring Agreement and in

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

respect of capitalized lease obligations not to exceed $525 million in the aggregate, and (y) interim financing debt incurred to fund the payment of cash consideration to (or the assumption of indebtedness of) the other Restructuring Parties (or their respective affiliate) pursuant to the Restructuring Agreement (including the fees and expenses relating thereto),
(ii) issue or sell any debt securities (other than borrowings under existing lines of credit in the ordinary course of businesses), (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except the Partnership and/or TSAT's wholly-owned subsidiaries, or
(iv) make any loans, advances or capital contributions to or investments in any other person or entity other than in the ordinary course of business and consistent with past practice; (9) not to make any change to its (or any of its subsidiaries') accounting (including tax accounting) methods, principles, practices, or policies, other than those required by U.S. generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of TSAT or any of its subsidiaries; (10) not to make any payment in respect of indebtedness for borrowed money (other than payments in accordance with the terms of such indebtedness (as they existed as of June 11, 1997, if incurred prior to such date)); (11) not to, and to cause each of its subsidiaries not to, sell, lease, transfer, mortgage, subject to any lien or otherwise dispose of, any of its properties or assets except in the ordinary course of business; (12) not to, and to cause each of its subsidiaries not to, acquire or agree to acquire
(i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to TSAT and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;
(13) not to, and to cause each of its subsidiaries not to, purchase or acquire any property or assets from or otherwise engage in any transactions with, any person or entity that is affiliated with (i) TSAT, (ii) John C. Malone or
(iii) TCI, other than in the ordinary course of business and consistent with past practice and on terms and conditions not less favorable to TSAT than could be obtained on an arm's length basis from unrelated third parties; (14) not to, and to cause New PRIMESTAR not to, amend, modify or deliver any consent under or terminate any provision of the TSAT Stockholders Agreement, the TSAT Merger Agreement or the TSAT Tempo Agreement (or agree to do any of the foregoing), unless each other party to the Restructuring Agreement shall have consented thereto; (15) to comply, and to cause New PRIMESTAR to comply, with its respective obligations under the TSAT Stockholders Agreement, the TSAT Merger Agreement and the TSAT Tempo Agreement; (16) to cause New PRIMESTAR not to waive any defaults under the TSAT Stockholders Agreement, the TSAT Merger Agreement or the TSAT Tempo Agreement, unless each other party to the Restructuring Agreement shall have consented thereto; and (17) not to, and to cause New PRIMESTAR not to, agree to do any of the foregoing.

  Interim Operations of the Class C Stockholders and GE Americom. For the period from June 11, 1997 until the Closing Date, GE Americom, with respect to clause (1) below only, and each Class C Stockholder, with respect to its PRIMESTAR(R) distribution business, PRIMESTAR Assets and its PRIMESTAR Subs, if any, has agreed, except as may otherwise be provided in agreements governing transition arrangements between New PRIMESTAR and the Class C Stockholders (1) not to, and to cause its PRIMESTAR Subs not to, take any action that would result in any representation or warranty of such Class C Stockholder or GE Americom being untrue in any material respect; (2) except for transactions required in connection with consummation of the Restructuring Transaction, to conduct its PRIMESTAR(R) distribution business according to its ordinary course of business consistent with past practice; (3) to use its commercially reasonable efforts to preserve intact the organization of its PRIMESTAR(R) distribution business; and (4) except for the orderly transitioning of terminated employees, to use its commercially reasonable efforts to keep available the services of the officers and employees of its PRIMESTAR(R) distribution business, to the extent failure to do so would have a Material Adverse Effect on such Class C Stockholder.

  Other Actions. Each of TSAT and each Class C Stockholder and GE Americom, has agreed to take no action that would reasonably be expected to cause (1) the failure of any such party to perform and comply in all material respects with all agreements, obligations and conditions required by the Restructuring Agreement to be performed or complied with by such party on or prior to the Closing Date; (2) the failure of any such party to obtain all necessary approvals or appropriate consents of any U.S. federal or state governmental entity or any

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

other third party in connection with the consummation of the transactions contemplated by the Restructuring Agreement, including approvals and consents under the HSR Act and applicable FCC rules and regulations; or (3) the institution of any suit, action or proceeding challenging, seeking to restrain, prohibiting or adversely affecting in any material respect the consummation of the transactions contemplated by the Restructuring Agreement. In addition, each of TSAT and each Class C Stockholder has agreed to take no action that would reasonably be expected to cause any Material Adverse Effect, in the case of TSAT, on TSAT and in the case of each Class C Stockholder, on such Class C Stockholder.

ADDITIONAL COVENANTS

  Preparation of Registration Statement and Proxy Statement/Prospectus; TSAT Stockholders Meeting. The Restructuring Agreement contains certain covenants and agreements of each of the Restructuring Parties that relate to, among other things: (1) the cooperation of each Restructuring Party in the preparation of the Registration Statement and this Proxy Statement/Prospectus;
(2) New PRIMESTAR's preparation and filing with the SEC of the Registration Statement, in which this Proxy Statement/Prospectus is included as a prospectus; (3) TSAT and New PRIMESTAR taking any commercially reasonable action (other than qualifying to do business in any jurisdiction in which TSAT is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of New PRIMESTAR capital stock in the Restructuring Transaction; (4) TSAT, as soon as practicable following the date of the Restructuring Agreement, duly calling and holding the Meeting, and using its best efforts to cause the requisite stockholder approval of the Roll-up Proposal to be obtained at the Meeting; and (5) the agreement of each Restructuring Party to use its commercially reasonable efforts, with certain limitations, to cause the Closing to occur by March 31, 1998, and to cause the Meeting to occur sufficiently prior to such date to permit the Closing to occur by such date.

  Listing on NASDAQ/NM. New PRIMESTAR and TSAT have agreed to prepare and submit to NASDAQ/NM listing applications covering the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable by New PRIMESTAR pursuant to the TSAT Merger, and to use their respective best efforts to obtain, prior to the Effective Time, approval for the listing of such stock, subject to official notice of issuance. The obligation of each Restructuring Party to consummate the Restructuring Transaction is subject to the authorization for listing on the NASDAQ/NM of such shares, subject to official notice of issuance. See "--Conditions to the Restructuring Transaction."

  Access to Information; Confidentiality. New PRIMESTAR and TSAT have agreed to afford to each Class C Stockholder and GE Americom, and each Class C Stockholder and GE Americom have agreed to afford to TSAT reasonable access during the period prior to the Effective Time (i) in the case of TSAT and New PRIMESTAR, all their respective properties, books, contracts, commitments, personnel and records and (ii) in the case of each Class C Stockholder and GE Americom, all their respective properties, books, contracts, commitments, personnel and records in respect of their PRIMESTAR Assets and PRIMESTAR Subs, if any. Each of the foregoing parties has further agreed to use its best efforts in good faith to obtain all waivers and consents necessary under any confidentiality or non-disclosure agreement (other than any such agreement with a Restructuring Party seeking disclosure under the Restructuring Agreement, as to which the Restructuring Party seeking disclosure shall be deemed to have waived such confidentiality or non-disclosure with respect to itself) to afford reasonable access to the applicable Restructuring Party. In addition, during such period, each of New PRIMESTAR and TSAT have agreed to, and to cause each of its respective subsidiaries to, promptly furnish to each other Restructuring Party (a) a copy of each document filed by it during such period pursuant to the requirements of federal or state securities laws and
(b) all other information concerning its business, properties and personnel as such other Restructuring Party may reasonably request.

  Each Restructuring Party has further agreed, except as required by law, to hold, and to cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information becomes publicly available (otherwise than through the wrongful act of any such person or entity) and to use its best efforts to ensure that such persons or entities do not disclose such information to others without the prior written consent of the applicable Restructuring Party from whom such information was received. Each Restructuring Party has further agreed, in the event of the termination of the Restructuring Agreement for any reason, to promptly return or destroy all documents containing nonpublic information so obtained from any other Restructuring Party or any of its subsidiaries and any copies made of such documents.

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

  Indemnification. Pursuant to the Restructuring Agreement, if the Closing occurs, New PRIMESTAR and its subsidiaries, jointly and severally, will indemnify each of TSAT, Comcast, Cox, MediaOne, TWE, Newhouse, GE Americom, each affiliate of TSAT, Comcast, Cox, MediaOne, TWE, Newhouse or GE Americom, and each of their respective officers, directors, employees and agents against and hold them harmless from (i) any and all losses, liabilities, claims, damages, costs and expenses suffered or incurred by any such indemnified party arising out of or resulting from any PRIMESTAR Liabilities of any of TSAT, Comcast, Cox, MediaOne, TWE, Newhouse or GE Americom (or any of their respective affiliates), (ii) any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from the operation by New PRIMESTAR, its subsidiaries, or any of their respective predecessors of the PRIMESTAR(R) distribution business or the digital satellite business or the ownership by New PRIMESTAR, its subsidiaries, or any of their respective predecessors of the PRIMESTAR Assets or any assets used primarily in the digital satellite business, whether before, on or after the Closing Date and
(iii) any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from the business, affairs, assets or liabilities of New PRIMESTAR and its subsidiaries, whether arising before, on or after the Closing Date.

  The Restructuring Agreement also provides that, if the Closing occurs, each of Comcast, Cox, MediaOne, TWE, Newhouse and GE Americom, severally and not jointly, will indemnify New PRIMESTAR, its subsidiaries and agents against and hold them harmless from any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from (A) such indemnitor's Excluded Liabilities, (B)(i) the operation by such indemnitor, its subsidiaries or any of their respective predecessors of any business other than the PRIMESTAR(R) distribution business or the digital satellite business or (ii) the ownership by such indemnitor, its subsidiaries or any of their respective predecessors of any assets other than PRIMESTAR Assets or assets used primarily in the digital satellite business, in any such case whether before, on or after the Closing Date or (C) the business, affairs, assets or liabilities, other than PRIMESTAR Liabilities, of such indemnitor after the Closing Date.

  In addition, the Restructuring Agreement provides that, if the Closing occurs, each of Comcast, Cox, MediaOne and GE Americom, severally and not jointly, will indemnify New PRIMESTAR, its subsidiaries and each of their respective officers, directors, employees and agents against and hold them harmless from, any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from the breach of any of such indemnitor's representations and warranties relating to the assets and liabilities of its PRIMESTAR Subs.

  Tax Indemnification. Pursuant to the Restructuring Agreement, each of Comcast, Cox and GE (each, in such capacity, a "Merger Indemnitor") will indemnify New PRIMESTAR, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from (i) all liability for Covered Taxes of the Merger Indemnitor's PRIMESTAR Sub for the Pre-Closing Tax Period, (ii) all liability for Covered Taxes of any corporation which, prior to the Closing, was affiliated with the Merger Indemnitor's PRIMESTAR Sub or with which the Merger Indemnitor's PRIMESTAR Sub, prior to the Closing, otherwise filed a consolidated, combined, unitary or aggregate tax return, (iii) all liability for Covered Taxes resulting from the merger of the Merger Indemnitor's PRIMESTAR Sub with and into New PRIMESTAR failing to qualify under either (I)
Section 351(a) of the Code coupled with a deemed liquidation of the Merger Indemnitor's PRIMESTAR Sub under Section 332 of the Code or (II) Section 368(a) of the Code (except, in either such case, if and to the extent any failure to so qualify attributable to any action taken after the Closing by New PRIMESTAR or any of its subsidiaries, other than any such action expressly required or contemplated by the Restructuring Agreement), and (iv) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  The Restructuring Agreement also provides that each of MediaOne, Newhouse and TWE (each, in such capacity, a "Contribution Indemnitor") will indemnify New PRIMESTAR, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from (i) in the case of a transfer of assets (other than stock of a corporation) to New PRIMESTAR by such Contribution Indemnitor, all liability for Covered Taxes attributable to the operation or ownership of such assets during the Pre-Closing Tax Period, (ii) in the case of a transfer of stock of a corporation (a "Contributed Corporation") to New PRIMESTAR by such Contribution Indemnitor, all liability for Covered Taxes of the

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Contributed Corporation for the Pre-Closing Tax Period, (iii) in the case of a
Contributed Corporation, all liability for Covered Taxes of any corporation which, prior to the Closing, was affiliated with the Contributed Corporation or with which the Contributed Corporation, prior to the Closing, otherwise filed a consolidated, combined, unitary or aggregate tax return, and (iv) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  Notwithstanding the foregoing, each Merger Indemnitor and Contribution Indemnitor will not be required to indemnify and hold harmless New PRIMESTAR and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives, and New PRIMESTAR will indemnify each such indemnitor, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from, (i) all liability for Covered Taxes of New PRIMESTAR for the taxable period that begins after the Closing Date or the portion that begins after the Closing Date of any taxable period that begins before and ends after the Closing Date (the "Post-Closing Tax Period"), (ii) all liability for Covered Taxes resulting from the merger of the Merger Indemnitor's PRIMESTAR Sub with and into New PRIMESTAR failing to qualify under Section 368(a) of the Code if and to the extent such failure is attributable to any action taken after the Closing by New PRIMESTAR or any of its subsidiaries (other than any such action expressly required or contemplated by the Restructuring Agreement), and (iii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  Other Covenants. Each Restructuring Party has agreed, upon the terms and subject to the conditions set forth in the Restructuring Agreement, to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Restructuring Transaction, the TSAT Merger and (if the TSAT Merger has not first been consummated) the Tempo Sale; provided, that no Restructuring Party will be required to agree to any prohibition, limitation or other requirements that would (i) prohibit or limit the ownership or operation by such Restructuring Party or any of its subsidiaries or affiliates of any portion of the business or assets of such Restructuring Party or any of its subsidiaries or affiliates, or to compel such Restructuring Party or any of its subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of such Restructuring Party or any of its subsidiaries or affiliates,
(ii) impose limitations on the ability of such Restructuring Party to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of New PRIMESTAR, including the right to vote the capital stock of New PRIMESTAR acquired by it on all matters properly presented to the stockholders of New PRIMESTAR, (iii) prohibit such Restructuring Party or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of such Restructuring Party or any of its subsidiaries or affiliates or (iv) change in any respect the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and New PRIMESTAR Bylaws, or change such Restructuring Party's rights under the Stockholders Agreement or the TWE/Newhouse Voting Agreement, or impose limitations on the ability of such Restructuring Party to exercise any such rights.

  Each of TSAT, TWE, Comcast, Cox, MediaOne and Newhouse has agreed not to engage in any unusual selling or subscriber retention practices prior to the Closing that are designed to inflate their PRIMESTAR Customer additions or retentions beyond their normal levels.

  The Restructuring Parties have also agreed that their intent and desire is to close both the Restructuring Transaction and the ASkyB Transaction as promptly as possible and simultaneously if feasible, and they further agreed to cooperate with each other in good faith to consummate the ASkyB Transaction; however, the closing of the Restructuring Transaction is not contingent on the closing of the ASkyB Transaction.

  The parties to the Restructuring Agreement have agreed that New PRIMESTAR will succeed to and assume the rights and obligations of the Partnership to GE Americom under the existing agreements between the Partnership and GE Americom or its affiliates, including, without limitation, the Ku-1 User Agreement between the Partnership and GE Americom, dated as of February 8, 1990, and the GE-2 Agreement.

  In addition, TSAT has agreed to use its commercially reasonable efforts to arrange for financing sufficient to enable New PRIMESTAR to pay the cash and assume the indebtedness contemplated to be paid and assumed

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by New PRIMESTAR in connection with the Restructuring Transaction. TSAT has also agreed to use its best efforts to ensure that an amendment to the Bank Credit Facility and supplemental indentures providing for assumption by New PRIMESTAR on the Closing Date of the Notes are entered into as soon as is reasonably practicable. Each of Comcast, Cox, MediaOne and TWE, severally and not jointly, has agreed to maintain each of its PRIMESTAR Letters of Credit as in existence on the date of the Restructuring Agreement on the respective terms of such PRIMESTAR Letters of Credit, and in consideration thereof, New PRIMESTAR has agreed to pay to each such party a fee as set forth in the Restructuring Agreement. Each of Comcast, Cox, MediaOne and TWE, severally and not jointly, has also agreed that prior to the expiration of its respective PRIMESTAR Letters of Credit, such party will extend the maturity of such PRIMESTAR Letters of Credit to June 30, 1999, and certain fees set forth in the Restructuring Agreement will be payable to such party in respect thereof. In addition, New PRIMESTAR has agreed to reimburse each of Comcast, Cox, MediaOne and TWE for all commitment fees and other costs incurred by such parties in respect of their PRIMESTAR Letters of Credit, as incurred, but only to the extent New PRIMESTAR (directly or through TSAT) shall have agreed to reimburse such amounts to TCI in respect of its PRIMESTAR Letters of Credit. TSAT has also agreed to cause the Transition Services Agreement between TSAT and TCI (as described under "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI") to terminate effective on or prior to the Closing Date, and New PRIMESTAR has agreed that, if the Closing occurs, it will make an offer of employment to certain of the Class C Stockholders' existing employees who are presently engaged in PRIMESTAR(R)-related operations.

  TSAT has agreed that, prior to the Meeting, TSAT will execute and deliver a written consent of the sole stockholder of New PRIMESTAR, approving the Restructuring Agreement, the Merger Agreements, the Asset Transfer Agreements, the TSAT Merger Agreement and the TSAT Tempo Agreement. In addition, each of Cox, Comcast and GE Americom, as the sole stockholder of its respective PRIMESTAR Sub, agreed to execute and deliver a written consent of the sole stockholder approving the respective Merger Agreements to which such respective PRIMESTAR Subs are parties.

CLOSING ADJUSTMENTS

  PRIMESTAR Inventory. The Restructuring Agreement provides that, based on the final PRIMESTAR Inventory and final PRIMESTAR Customers of TSAT and each Class C Stockholder, determined in accordance with the procedures set forth in the Restructuring Agreement, within a certain time period after the Closing, New PRIMESTAR will calculate for each Class C Stockholder (A) the product of (x) the final PRIMESTAR Customers of such Class C Stockholder and (y) the TSAT Inventory Ratio (as defined below) minus (B) the PRIMESTAR Inventory Valuation (as defined below) of such Class C Stockholder (the "Inventory Payment"). "TSAT Inventory Ratio" means the ratio of (x) the PRIMESTAR Inventory Valuation of TSAT to (y) the final PRIMESTAR Customers of TSAT. "PRIMESTAR Inventory Valuation" means, as to any party, the sum of the amounts determined by taking the product, for each category of PRIMESTAR Inventory, of (x) such party's final PRIMESTAR Inventory of such category and (y) the dollar value set forth in the Restructuring Agreement for such category of PRIMESTAR Inventory.

  If a Class C Stockholder's Inventory Payment is a positive number, such Class C Stockholder will pay that amount to New PRIMESTAR. If a Class C Stockholder's Inventory Payment is a negative number, New PRIMESTAR will pay the absolute value of that amount to such Class C Stockholder.

  PRIMESTAR Customers. The Restructuring Agreement provides that, based on the final PRIMESTAR Customers of each Class C Stockholder, as adjusted for overstatements (other than overstatements in respect of delinquencies of Recent PRIMESTAR Subscribers (as defined below)) in accordance with the procedures set forth in the Restructuring Agreement, at a specified date following the Closing Date, New PRIMESTAR will determine, for TSAT and each Class C Stockholder, the number of Recent PRIMESTAR Subscribers which, if subjected to the delinquency tests set forth in the definition of PRIMESTAR Customer at such date, would count as less than one full PRIMESTAR Customer. New PRIMESTAR will then calculate for each Class C Stockholder the product of
(A) $1,100 and (B) an amount equal to (I) the product of (x) the ratio of the final PRIMESTAR Customers of TSAT, as adjusted for all overstatements, including in respect of delinquencies of Recent PRIMESTAR Subscribers, to the PRIMESTAR Customers of TSAT, prior to any adjustment, and (y) the

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PRIMESTAR Customers of such Class C Stockholder, prior to any adjustment, minus (II) the final PRIMESTAR Customers of such Class C Stockholder, as adjusted for all overstatements, including in respect of delinquencies of Recent PRIMESTAR Subscribers (the "Customer Payment"). "Recent PRIMESTAR Subscriber" of any party means any PRIMESTAR Customer of such party who became a subscriber of such party's PRIMESTAR(R) distribution business 90 days or less prior to the Closing Date, or in the case of subscribers receiving one (or two) initial "free" month(s) for promotional purposes, 120 days or less (or 150 days or less, as applicable) prior to the Closing Date.

  If a Class C Stockholder's Customer Payment is a positive number, such Class C Stockholder will pay that amount to New PRIMESTAR. If a Class C
Stockholder's Customer Payment is a negative number, New PRIMESTAR will pay the absolute value of that amount to such Class C Stockholder.

  Capital Contributions. Within ten days after the Closing Date, New PRIMESTAR will reimburse each Class C Stockholder and GE Americom for 100% of any capital contributions made to the Partnership after March 31, 1997 by such party, as evidenced by the Partnership's records of such contributions; provided, that for avoidance of doubt, such reimbursement will not include any payment in respect of interest on any such amount.

TERMINATION, AMENDMENT AND WAIVER

  The Restructuring Agreement may be terminated and the Restructuring Transaction abandoned at any time prior to the Effective Time, whether before or after the vote of the TSAT stockholders at the Meeting, by (a) the mutual written consent of the parties to the Restructuring Agreement; or (b) by any Restructuring Party if (i) the requisite approval of the TSAT stockholders is not obtained at the Meeting; or (ii) any judgment, decree, injunction, rule or order of any governmental entity which prohibits, restricts or delays consummation of the Restructuring Transaction has become final and nonappealable; provided, however, that the party seeking termination is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in the Restructuring Agreement.

  In the event of termination of the Restructuring Agreement by any Restructuring Party as provided above, the Restructuring Agreement will become void and have no effect, and there will be no liability or obligation under the Restructuring Agreement on the part of any Restructuring Party (other than as provided in the following sentence, and except to the extent that such termination results from the willful and material breach by a Restructuring Party of any of its representations, warranties, covenants or agreements set forth in the Restructuring Agreement). Except as set forth in the next two sentences, none of the representations and warranties in the Restructuring Agreement or in any instrument delivered pursuant to the Restructuring Agreement will survive the Effective Time, provided, however, that such nonsurvival will not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time. The representation and warranty of each of MediaOne, Comcast, Cox and GE Americom relating to the assets and liabilities of entities to be merged into New PRIMESTAR or whose stock New PRIMESTAR will acquire in the Restructuring Transaction will survive for 18 months after the Closing Date. The representations and warranties of TSAT in the Restructuring Agreement will survive for purposes of the TSAT Merger Agreement, until the earlier of (i) the TSAT Closing Date and (ii) termination of the TSAT Merger Agreement.

  The Restructuring Parties may amend the Restructuring Agreement, by a written instrument signed on behalf of each of the Restructuring Parties, at any time before or after the requisite approval by the TSAT stockholders, except that after such approval by the TSAT stockholders, no amendment may be made which by law requires further approval by such stockholders without such further approval. At any time prior to the Effective Time, any of the Restructuring Parties, by a written instrument signed on behalf of any such party, may extend the time for performance of any of the obligations or other acts of the other Restructuring Parties, waive any inaccuracies in the representations and warranties contained in the Restructuring Agreement or in any document delivered pursuant thereto or, subject to the proviso of the previous sentence, waive compliance with any of the agreements or conditions contained in the Restructuring Agreement. The failure of any party to the Restructuring Agreement to assert any of its rights thereunder or otherwise will not constitute a waiver of such rights.

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                              RELATED AGREEMENTS

STOCKHOLDERS AGREEMENT

  The following is a summary of the material provisions of the Stockholders Agreement, which New PRIMESTAR, the Class C Stockholders, the Specified Class B Stockholders and GE Americom have agreed to execute and deliver on the Closing Date. The following summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the form of Stockholders Agreement, which is attached as Appendix G to this Proxy Statement Prospectus and is incorporated herein by reference.

  General. In connection with the Restructuring Transaction, at the Closing, New PRIMESTAR and each of the Class C Stockholders, the Specified Class B Stockholders and GE Americom will enter into the Stockholders Agreement, which will provide for certain provisions relating to the nomination of directors to the New PRIMESTAR Board and certain voting agreements, transfer restrictions, conversion restrictions, rights of first refusal and other rights and obligations of the Class C Stockholders, the Specified Class B Stockholders and GE Americom in connection with their respective shares of New PRIMESTAR Common Stock. The term of the Stockholders Agreement will be ten years. Although immediately following the Closing of the Restructuring Transaction Dr. Malone will not own directly any shares of New PRIMESTAR Class B Common Stock (all of which will be owned by TSAT), he will nevertheless execute the Stockholders Agreement on the Closing Date as a Specified Class B Stockholder and be entitled to exercise certain rights thereunder, including the rights of first refusal.

  Nomination of Directors. The Stockholders Agreement will provide that each Class C Stockholder (provided that, for this purpose, TWE and Newhouse, together with their respective affiliates, will collectively be deemed a single Class C Stockholder, and Class C Stockholders that are affiliates of one another will collectively be deemed to be a single Class C Stockholder) will be entitled to nominate such number of Class C Directors as specified by the then applicable Individual Class C Stockholder Caps (as hereinafter defined). See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

  In the event that the aggregate number of Class C Directors permitted to be nominated pursuant to the New PRIMESTAR Charter is smaller than the aggregate number of Class C Directors permitted to be elected pursuant to the then applicable Individual Class C Stockholder Caps, then the Class C Stockholder that is the record holder of the number of shares of New PRIMESTAR Class C Common Stock that is closest (in number of shares) to the next lower Individual Class C Stockholder Cap will be treated as if the number of shares of New PRIMESTAR Class C Common Stock held of record by such Class C Stockholder were less than such next lower Individual Class C Stockholder Cap, and such Class C Stockholder will therefore lose the right to nominate one Class C Director, so that the aggregate number of Class C Directors permitted to be nominated under the Stockholders Agreement equals the number of Class C Directors permitted to be elected pursuant to the New PRIMESTAR Charter. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

  The Stockholders Agreement will also provide that each designee for each position on the New PRIMESTAR Board to be filled by a Class B Director will be a person duly nominated in any manner provided for in the New PRIMESTAR Bylaws to serve on the New PRIMESTAR Board as a Class B Director. In addition, the New PRIMESTAR Charter provides that prior to the Class C Termination Date, the New PRIMESTAR Board's nominees for election as Common Directors will be nominated by the affirmative vote of 83% of the Class B Directors and the Class C Directors then in office. On and after the Class C Termination Date, the New PRIMESTAR Board's nominees for election as Common Directors will be nominated by the affirmative vote of a majority of the members of the New PRIMESTAR Board then in office. Pursuant to the Stockholders Agreement, the initial Common Directors will be John Goddard and John Connelly. See "MANAGEMENT OF NEW PRIMESTAR--Directors and Executive Officers."

  Removal of Directors; Filling Vacancies. The Stockholders Agreement will provide that, at the request of any Class C Stockholder with respect to a Class C Director designated by such Class C Stockholder pursuant to

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the applicable provisions of the Stockholders Agreement, each other Class C
Stockholder will agree to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of New PRIMESTAR Class C Common Stock held of record or beneficially owned by such other Class C Stockholder at the time of such vote or action by written consent or as to which such other Class C Stockholder has voting control at the time of such vote or action by written consent to remove or cause the removal from office of such Class C Director at any meeting or action by written consent of the Class C Stockholders called or taken for the purpose of determining whether or not such Class C Director will be removed from office (and otherwise will not vote or act by written consent to remove or cause the removal of any Class C Director without cause).

  The Stockholders Agreement will further provide that, at the request of the Specified Class B Stockholder or group of Specified Class B Stockholders holding in the aggregate a majority of the aggregate number of shares of New PRIMESTAR Class B Common Stock then held of record by the Specified Class B Stockholders (the "Majority Specified Class B Stockholders") with respect to a Class B Director designated pursuant to the applicable provisions of the Stockholders Agreement, each other Specified Class B Stockholder and GE Americom will vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of New PRIMESTAR Class B Common Stock held of record or beneficially owned by such stockholder at the time of such vote or action by written consent or as to which such stockholder has voting control at the time of such vote or action by written consent to remove or cause the removal from office of such Class B Director at any meeting or action by written consent of the holders of New PRIMESTAR Class B Common Stock called or taken for the purpose of determining whether or not such Class B Director will be removed from office (and otherwise will not vote or act by written consent to remove or cause the removal of any Class B Director without cause).

  Pursuant to the Stockholders Agreement, any vacancy in the office of a Class C Director will be filled with a nominee selected by the Class C Stockholder that nominated the Class C Director whose vacancy is to be filled, and any vacancy in the office of a Class B Director designated by the Majority Specified Class B Stockholders pursuant to the applicable provisions of the Stockholders Agreement will be filled either by (A) a majority of the remaining Class B Directors or the sole remaining Class B Director, as the case may be, or (B) with a nominee selected by the Majority Specified Class B Stockholders. See "--Nomination of Directors." All nominations of individuals to fill Class C Director, Class B Director or Common Director vacancies on the New PRIMESTAR Board will be voted upon in accordance with the applicable provisions of the Stockholders Agreement, as described above. See "--Voting Agreements."

  Voting Agreements. Until the Class C Termination Date, each Class C Stockholder will agree to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of New PRIMESTAR Class C Common Stock held of record or owned beneficially by such Class C Stockholder at the time of such vote or action by written consent and
(y) all shares of New PRIMESTAR Class C Common Stock as to which such Class C Stockholder at the time of such vote or action by written consent has voting control, in each case (A) in favor of the election of the persons nominated pursuant to the applicable provisions of the Stockholders Agreement to serve on the New PRIMESTAR Board as Class C Directors and (B) against the election of any other person nominated to be a Class C Director. See "--Nomination of Directors."

  Until the Class C Termination Date, each Specified Class B Stockholder and each Class C Stockholder will agree to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of New PRIMESTAR Common Stock held of record or owned beneficially by such stockholder at the time of such vote or action by written consent and (y) all shares of New PRIMESTAR Common Stock as to which such stockholder at the time of such vote or action by written consent has voting control, in each case (A) in favor of the election of the persons nominated pursuant to the applicable provisions of the Stockholders Agreement to serve on the New PRIMESTAR Board as Common Directors and (B) against the election of any other person nominated to be a Common Director. See "--Nomination of Directors."

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  Until the Class C Termination Date, GE Americom will agree to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all GE Shares (as defined below), in each case (A) in favor of (i) the election of the persons nominated pursuant to the applicable provisions of the Stockholders Agreement to serve on the New PRIMESTAR Board as Common Directors and (ii) the election of the persons nominated pursuant to the applicable provisions of the Stockholders Agreement to serve on the New PRIMESTAR Board as Class B Directors, and (B) against the election of any other person nominated for election to the New PRIMESTAR Board as a Common Director or a Class B Director. See "--Nomination of Directors." "GE Shares" means (x) all shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, record or beneficial ownership of which will be acquired by GE Americom after the Effective Date pursuant to the rights of first refusal for New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C
Common Stock as provided in the Stockholders Agreement, (y) any securities of New PRIMESTAR or any other person or entity issued in exchange for (including pursuant to a merger, consolidation or other business combination), or as a dividend on, or pursuant to the split, subdivision, combination, reclassification or recapitalization of any GE Shares, and (z) any securities of New PRIMESTAR or any other person or entity that are distributed on any GE Shares and any securities which shall result from the conversion or exchange of any such distributed securities; provided, that the term "GE Shares" does not include securities of New PRIMESTAR acquired by GE Americom after the Effective Date from any person or entity other than New PRIMESTAR, a Specified Class B Stockholder, a Class C Stockholder or GE Americom.

  In addition, pursuant to the Stockholders Agreement, until the Class C Termination Date, each of Cox, Comcast and MediaOne will agree that if such party, together with its affiliates, is the record or beneficial holder of a smaller number of shares of New PRIMESTAR Class C Common Stock than 80% of the aggregate number of the outstanding shares of New PRIMESTAR Class C Common Stock held of record by any two of MediaOne (together with its affiliates), Cox and Comcast as of the Effective Date, respectively, being the record holders of the highest and lowest number of outstanding shares of New PRIMESTAR Class C Common Stock among such parties as of the Effective Date (the "Cut-Off Amount") (any such party in such capacity being a "Cut-Off Holder"), then such Cut-Off Holder will not have the right individually to veto certain specified actions, and each of Cox, Comcast and MediaOne will agree that if it is a Cut-Off Holder, it will, and will cause its affiliates to, vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of New PRIMESTAR Class C Common Stock held of record or owned beneficially by such Cut-Off Holder at the time of such vote and (y) all shares of New PRIMESTAR Class C Common Stock as to which such Cut-Off Holder has voting control, in each case in favor of any of such specified actions, unless at least one other Class C Stockholder which together with such first Cut-Off Holder, on the record date of such vote, is the record or beneficial owner of a number of shares of New PRIMESTAR Class C Common Stock greater than or equal to the Cut-Off Amount, has notified such Cut-Off Holder of its intention to vote against such action, and such notice has not been revoked as provided in the Stockholders Agreement.

  Conversion Restrictions. The Stockholders Agreement will prohibit the Class C Stockholders, during the term of the Stockholders Agreement, from converting any of their shares of New PRIMESTAR Class C Common Stock into shares of New PRIMESTAR Class B Common Stock except upon transfer of such New PRIMESTAR Class C Common Stock to any person other than a Class C Stockholder after compliance with the right of first refusal process for New PRIMESTAR Class C Common Stock. See "--Rights of First Refusal."

  Transfer Restrictions. During the term of the Stockholders Agreement, each Specified Class B Stockholder (and GE Americom, with respect to the GE Shares) will be prohibited from transferring, and New PRIMESTAR will agree not to register the transfer of, any Covered Class B Securities (as defined below) held of record or beneficially owned by such Specified Class B Stockholder (or GE Americom), except (i) to a Permitted Class B Transferee (as defined below) of such Specified Class B Stockholder (or GE Americom); (ii) to any person in compliance with the right of first refusal process for New PRIMESTAR Class B Common Stock; or (iii) in accordance with the claw back rights described under "--Claw Back Rights," provided that in the case of a transfer to a Permitted Class B Transferee, such Permitted Class B Transferee (other than a Permitted Class B Transferee that is merely the pledgee under a Permitted Pledge (as defined in the Stockholders Agreement))

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becomes a party to the Stockholders Agreement as a Specified Class B
Stockholder (or, in the case of GE Americom, in the same manner as GE Americom) in accordance with the applicable provisions of the Stockholders Agreement. Similarly, during the term of the Stockholders Agreement, each Class C Stockholder will be prohibited from transferring, and New PRIMESTAR will agree not to register the transfer of, any Covered Class C Securities (as defined below) held of record or beneficially owned by such Class C Stockholder, except (I) to a Permitted Class C Transferee (as defined below) of such Class C Stockholder; (II) to any person in compliance with the right of first refusal process for New PRIMESTAR Class C Common Stock; (III) in accordance with the mandatory transfer provisions of the Stockholders Agreement described under "--Mandatory Transfers;" (IV) in accordance with the claw back rights described under "--Claw Back Rights;" or (V) in the case of TWE, pursuant to a Permitted TWE Transfer (as defined in the Stockholders Agreement) to Newhouse; provided that, in the case of a transfer to a Permitted Class C Transferee, such Permitted Class C Transferee (other than a Permitted Class C Transferee that is merely the pledgee under a Permitted Pledge) becomes a party to the Stockholders Agreement in accordance with the applicable provisions of the Stockholders Agreement.

  "Covered Class B Securities" means (i) any shares of New PRIMESTAR Class B Common Stock, evidences of indebtedness, shares of stock or other securities or obligations that are convertible into or exchangeable for any shares of New PRIMESTAR Class B Common Stock and any options, warrants or other rights to acquire any shares of New PRIMESTAR Class B Common Stock or evidences of indebtedness, shares of stock or other securities or obligations that are convertible into or exchangeable for any shares of New PRIMESTAR Class B Common Stock, (b) any shares of New PRIMESTAR Class A Common Stock issued to any Specified Class B Stockholder upon conversion of shares of New PRIMESTAR Class B Common Stock which are Covered Class B Securities, (c) any securities of New PRIMESTAR or any other person or entity issued in exchange for (including pursuant to a merger, consolidation or other business combination), or as a dividend on, or pursuant to the split, subdivision, combination, reclassification or recapitalization of, any Covered Class B Securities, and
(d) any securities of New PRIMESTAR or any other person or entity that are distributed on any Covered Class B Securities and any securities which shall result from the conversion or exchange of any such distributed securities; provided, that the term "Covered Class B Securities" does not include securities of New PRIMESTAR acquired by a Specified Class B Stockholder after the Effective Date from any person or entity other than New PRIMESTAR, a Specified Class B Stockholder, a Class C Stockholder or GE Americom.

  "Permitted Class B Transferee" of a Specified Class B Stockholder (or GE Americom, as applicable) means: (A) with respect to any Specified Class B Stockholder that is a natural person, (w) the person who is the present or former spouse of such Specified Class B Stockholder and any lineal descendant (including adoptees) of such Specified Class B Stockholder or any such spouse,
(x) the trustee of a trust, or a custodian under the Uniform Gift to Minors Act or similar fiduciary, the primary beneficiaries of which (or primary income beneficiaries of which, in the case of a charitable remainder or similar trust) include only such Specified Class B Stockholder or persons described in clause (w) above (provided that such trust may grant a general or special power of appointment to such Specified Class B Stockholder or any such person and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of such Specified Class B Stockholder or any such person, payable by reason of the death of such Specified Class B Stockholder or such person, as applicable), (y) the executor, administrator, guardian or personal representative of the estate of such Specified Class B Stockholder and (z) in the case of Dr. Malone, a specified family foundation;
(B) if the establishment of a voting trust is required to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by New PRIMESTAR or any subsidiary thereof to conduct any portion of the business of New PRIMESTAR or such subsidiary, any voting trust the trustee of which is acceptable to the holders of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock (subject to certain conditions); (C) with respect to any Specified Class B Stockholder (or GE Americom, as applicable), any person or entity that is an affiliate of such Specified Class B Stockholder (which for this purpose will include, with respect to any Specified Class B Stockholder that is a natural person, any person or entity in which such Specified Class B Stockholder both as of the Effective Date and at all times thereafter (x) controls 5% or more of the voting power and (y) participates in the direction of the

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management and control of such person or entity), for so long as such person or entity remains an affiliate of such Specified Class B Stockholder (or GE Americom, as applicable); and (D) any other person or entity that acquires any Covered Class B Securities from such Specified Class B Stockholder (or GE Americom, as applicable) pursuant to an Exempt Transfer (as defined in the Stockholders Agreement).

  "Covered Class C Securities" means (a) any shares of New PRIMESTAR Class C Common Stock, evidences of indebtedness, shares of stock or other securities or obligations that are convertible into or exchangeable for any shares of New PRIMESTAR Class C Common Stock and any options, warrants or other rights to acquire any shares of New PRIMESTAR Class C Common Stock or evidences of indebtedness, shares of stock or other securities or obligations that are convertible into or exchangeable for any shares of New PRIMESTAR Class C Common Stock, (b) any securities of New PRIMESTAR or any other person or entity issued in exchange for (including pursuant to a merger, consolidation or other business combination), or as a dividend on, or pursuant to the split, subdivision, combination, reclassification or recapitalization of, any Covered Class C Securities, and (c) any securities of New PRIMESTAR or any other person or entity that are distributed on any Covered Class C Securities and any securities which shall result from the conversion or exchange of any such distributed securities; provided, that the term "Covered Class C Securities" does not include (x) shares of New PRIMESTAR Class B Common Stock (or other securities of New PRIMESTAR or any other person or entity) issuable on conversion of shares of New PRIMESTAR Class C Common Stock (so long as such conversion was not effected in violation of the applicable provisions of the Stockholders Agreement) or (y) securities of New PRIMESTAR acquired by a Class C Stockholder after the Effective Date from any person or entity other than New PRIMESTAR, a Specified Class B Stockholder, a Class C Stockholder or GE Americom; provided, further, that if securities are issued in exchange for (including pursuant to a merger, consolidation or other business combination), or are issued as a dividend on, or are issued pursuant to the split, subdivision, combination, reclassification or recapitalization of, shares of New PRIMESTAR Class C Common Stock and such issued securities (the "underlying securities") are convertible into or exchangeable for other securities (the "convert securities"), then if the convert securities bear a relationship to the underlying securities that is akin to the relationship that the New PRIMESTAR Class B Common Stock bears to the New PRIMESTAR Class C Common Stock, the convert securities will not be "Covered Class C Securities" (so long as the conversion of the underlying securities is not effected in violation of the applicable provisions of the Stockholders Agreement).

  "Permitted Class C Transferee" means (A) any person or entity that acquires beneficial ownership of all or substantially all of the cable assets of such Class C Stockholder pursuant to a sale, contribution or assignment to a single person of all or substantially all of such Class C Stockholder's cable systems (a "Cable Sale"); (B) a Spin-Off Entity (as defined below) that acquires beneficial ownership of all or substantially all of the cable assets of such Class C Stockholder pursuant to a Spin-Off (as defined below); (C) if the establishment of a voting trust is required to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by New PRIMESTAR or any subsidiary thereof to conduct any portion of the business of New PRIMESTAR or such subsidiary, any voting trust the trustee of which is acceptable to the holders of at least a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock and the holders of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock (subject to certain conditions);
(D) any person or entity that is an affiliate of such Class C Stockholder, for so long as such person or entity remains an affiliate of such Class C Stockholder; and (E) any other person or entity that acquires any Covered Class C Securities from such Class C Stockholder pursuant to an Exempt Transfer (as defined in the Stockholders Agreement).

  "Spin-Off" means, with respect to any Class C Stockholder, any transaction pursuant to which all ownership interests in a wholly-owned subsidiary (the "Spin-Off Entity") of such Class C Stockholder (1) are offered or distributed on a pro rata basis to all or substantially all of the common stockholders (and any other security holders) of such Class C Stockholder pursuant to a stock dividend or other distribution, an offering of rights, warrants or securities or a similar transaction entitling such stockholders to acquire or subscribe for such ownership interests, a spin-off, a split-up, a split-off, an exchange offer or similar transaction and/or (2) are offered pursuant to an initial public offering made on a widely distributed basis.

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  Mandatory Transfers. Pursuant to the Stockholders Agreement, in the event of a Spin-Off with respect to any Class C Stockholder, pursuant to which the applicable Spin-Off Entity will acquire beneficial ownership of all or substantially all of the cable assets of such Class C Stockholder, such Class
C Stockholder will agree to sell, contribute or assign to such Spin-Off Entity (and to cause such Spin-Off Entity to purchase and accept) the record and beneficial ownership of all Covered Class C Securities held of record or beneficially owned by such Class C Stockholder concurrently with the consummation of such Spin-Off (and any such transfer will be exempt from the rights of first refusal for New PRIMESTAR Class C Common Stock set forth in the Stockholders Agreement and described under "--Rights of First Refusal" or any mandatory provisions of the Stockholders Agreement). In the event that a Class C Stockholder fails to make the foregoing transfer, New PRIMESTAR, or any of New PRIMESTAR's executive officers, will be appointed as the true and lawful attorney-in-fact of such Class C Stockholder, such that if such Class C Stockholder Spins-Off all or substantially all of its cable assets to a Spin-Off Entity, then such attorneys-in-fact will have full power to transfer all of such Class C Stockholder's Covered Class C Securities to such Spin-Off Entity.

  In addition, pursuant to the Stockholders Agreement, in the event of a Cable Sale pursuant to which any Class C Stockholder sells, contributes or assigns to a single person all or substantially all of such Class C Stockholder's cable systems, then such Class C Stockholder (the "Cable Seller") will have the right to sell, contribute or assign to such person all (but not less than all) of such Cable Seller's Covered Class C Securities (the "Cable Sale Interest") concurrently with the consummation of such Cable Sale (and any such transfer will be exempt from the rights of first refusal for New PRIMESTAR Class C Common Stock set forth in the Stockholders Agreement and described under "--Rights of First Refusal" or any mandatory conversion provisions of the Stockholders Agreement). In the event that a Cable Seller fails to make the foregoing transfer, each other Class C Stockholder (provided that for this purpose, except in the event of a Cable Sale where TWE or Newhouse is the Cable Seller, TWE and Newhouse, together with respective affiliates, will collectively be a single Class C Stockholder) will have a call right (the "Cable Sale Call Right") to purchase from the Cable Seller (and such Cable Seller will be required to sell) the Cable Sale Interest in an amount equal to its pro rata portion (or a smaller amount) of the Cable Sale Interest (based on the respective holdings of New PRIMESTAR Class C Common Stock of each Class C Stockholder that exercises such Cable Sale Call Right at the time of the notice from the Cable Seller of consummation of the Cable Sale, as required by the Stockholders Agreement). In the event that any Class C Stockholder elects to acquire a smaller amount than its pro rata portion of the Cable Sale Interest, then each other exercising Class C Stockholder that previously stated a willingness to acquire more than its pro rata portion of the Cable Sale Interest will be allocated the excess (pro rata based on the respective holdings of New PRIMESTAR Class C Common Stock of each such exercising Class C Stockholder at the time of the notice from the Cable Seller of consummation of the Cable Sale, as required by the Stockholders Agreement), in each case up to the maximum previously specified by such exercising Class C Stockholder. All Covered Class C Securities transferred pursuant to Cable Sale Call Rights will be transferred to the Class C Stockholders exercising such right, in accordance with the applicable provisions of the Stockholders Agreement, at the Current Market Price (as defined below). "Current Market Price" means, as to any share of New PRIMESTAR Class B Common Stock or New PRIMESTAR Class C Common Stock as of any date, (a) prior to an initial public offering of New PRIMESTAR (or the TSAT Merger), the fair market value on the day in question as determined by the New PRIMESTAR Board in good faith and (b) following an initial public offering of New PRIMESTAR (or the TSAT Merger), the per share average of the daily closing prices for shares of New PRIMESTAR Class B Common Stock for the 30 consecutive trading days immediately prior to such date.

  Notwithstanding the foregoing, Covered Class C Securities will be transferred to Class C Stockholders as provided above pursuant to a Cable Sale Call Right only if the Class C Stockholders have agreed to acquire the entire Cable Sale Interest held of record or beneficially owned by the Cable Seller. In the event that the Class C Stockholders do not collectively agree to acquire all the Covered Class C Securities held of record or beneficially owned by the Cable Seller, then the Cable Seller will be entitled to (i) transfer to the other Class C Stockholders the portion of the Cable Sale Interest that they respectively agreed to acquire, allocated as set forth above, and retain the remainder; or (ii) retain all such Cable Sale Interest; provided, however, that any Covered Class C Securities retained by the Cable Seller will remain subject to the Stockholders Agreement in all respects.

  Rights of First Refusal. The Stockholders Agreement will provide that, except with respect to transfers described in clauses (i), (iii), (I), (III),
(IV) or (V), as applicable, under "--Transfer Restrictions," any Class C

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Stockholder or Specified Class B Stockholder (or GE Americom, with respect to any GE Shares) (each such holder, a "Transferor") who proposes to transfer (i) in the case of a Class C Stockholder, any Covered Class C Securities which are held of record or owned beneficially by such Class C Stockholder or (ii) in the case of a Specified Class B Stockholder, any Covered Class B Securities (or, in the case of GE Americom, GE Shares) which are held of record or owned beneficially by such Specified Class B Stockholder (or GE Americom, as applicable) (any such securities proposed to be transferred being the "Transferred Interest"), pursuant to (i) a bona fide, fully financed offer from a transferee that the Transferor is willing to accept or (ii) a Public Sale (as defined below) or a Tender Offer (as defined below), must provide written notice of the material terms of the offer (each, a "Transfer Notice") to each of the other Class C Stockholders, Specified Class B Stockholders, GE Americom and New PRIMESTAR. "Public Sale" means a sale of a Transferred Interest pursuant to (i) a registered offering under an already effective registration statement pursuant to the Securities Act or a registration statement to be filed pursuant to the exercise of a demand or piggy-back registration right by the Transferor, or (ii) Rule 144 promulgated under the Securities Act, in each case provided that such sale is not being undertaken as a result of an offer to buy, a bid or a request, invitation or solicitation to sell made by any person (other than an investment banker seeking to act as an underwriter of a publicly distributed offering of such Transferred Interest). "Tender Offer" means a tender offer or exchange offer for shares of any class of New PRIMESTAR Common Stock on Schedule 14d-1 promulgated under the Exchange Act. For purposes of the foregoing and the following rights of first refusal, the Stockholders Agreement provides that TWE and Newhouse, together with their respective affiliates, will collectively be deemed a single Class C Stockholder and a single acquiring Class C Stockholder (unless either of them is a Transferor, in which case each will be a separate Transferor).

  Upon receipt of a Transfer Notice relating to Covered Class C Securities of a Class C Stockholder, each Class C Stockholder (other than the Transferor) will have the right to acquire its pro rata portion (or a smaller amount) of the Transferred Interest (based on the respective holdings of New PRIMESTAR Class C Common Stock of each acquiring Class C Stockholder at the time of the Transfer Notice), and thereafter, each acquiring Class C Stockholder that previously stated a willingness to acquire more than its pro rata portion of such Transferred Interest will be allocated the excess (pro rata based on the respective holdings of New PRIMESTAR Class C Common Stock of each such acquiring Class C Stockholder at the time of the Transfer Notice), in each case up to the maximum previously specified by such acquiring Class C Stockholder. If all or any portion of the Transferred Interest is not acquired by the Class C Stockholders as provided in the preceding sentence, each of the Specified Class B Stockholders will have the right to acquire its pro rata portion (or a smaller amount) of the remaining portion of such Transferred Interest (based on the respective holdings of New PRIMESTAR Class B Common Stock of each acquiring Specified Class B Stockholder at the time of the Transfer Notice), and thereafter, each acquiring Specified Class B Stockholder that previously stated a willingness to acquire more than its pro rata portion of such Transferred Interest will be allocated the excess (pro rata based on the respective holdings of New PRIMESTAR Class B Common Stock of each such acquiring Specified Class B Stockholder at the time of the Transfer Notice), in each case up to the maximum previously specified by such acquiring Specified Class B Stockholder. Notwithstanding the foregoing, (i) if only one acquiring Specified Class B Stockholder elects to exercise its right of first refusal with respect to the Transferred Interest, or (ii) if only one acquiring Specified Class B Stockholder states a willingness to acquire more than its pro rata portion of such Transferred Interest, then such acquiring Specified Class B Stockholder will have the right to acquire up to 100% of such Transferred Interest, or of such excess, as the case may be, subject to the maximum specified by such Specified Class B Stockholder, without regard to the number of shares of New PRIMESTAR Class B Common Stock (if any) held by such acquiring Specified Class B Stockholder at the time of the applicable Transfer Notice. If all or any portion of the Transferred Interest is not acquired by the Class C Stockholders or the Specified Class B Stockholders as provided above, GE Americom will have the right to acquire the remaining portion of such Transferred Interest. Notwithstanding the foregoing, in the event that the Class C Stockholders, the Specified Class B Stockholders and GE Americom do not collectively agree to acquire all of the Transferred Interest, the Transferor will be entitled to (i) transfer all but not less than all (subject to certain exceptions) of the Transferred Interest to the person and on the terms set forth in the Transfer Notice associated with such Transferred Interest, (ii) transfer to the acquiring Class C Stockholders, the acquiring Specified Class B Stockholders and GE Americom, as applicable, the portion of such Transferred Interest that they respectively agreed to acquire, and

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retain the remainder of the Transferred Interest or (iii) retain such
Transferred Interest. The Stockholders Agreement will further provide that all shares of New PRIMESTAR Class C Common Stock comprising a Transferred Interest transferred to any person other than an acquiring Class C Stockholder as provided above will be converted prior to such transfer into, and will be transferred as, shares of New PRIMESTAR Class B Common Stock.

  In addition, notwithstanding the foregoing, for purposes of the right of first refusal process for New PRIMESTAR Class C Common Stock, Newhouse will individually be an acquiring Class C Stockholder in the event that TWE intends to transfer pursuant to such right of first refusal process any shares of New PRIMESTAR Class C Common Stock held of record or beneficially owned by TWE and
(i) pursuant to such transfer, TWE, Newhouse and their respective affiliates will cease to have the right to nominate any Class C Directors as provided in the applicable provisions of the Stockholders Agreement and (ii) Newhouse will not have transferred (other than to an affiliate of Newhouse) any of the shares of New PRIMESTAR Class C Common Stock held of record or beneficially owned by Newhouse on the Effective Date. In such event, Newhouse will have the right to acquire prior to any other Class C Stockholder, any Specified Class B Stockholder or GE Americom up to a number of shares of New PRIMESTAR Class C Common Stock proposed to be transferred by TWE as will be necessary for Newhouse to become entitled pursuant to specified provisions of the Stockholders Agreement to nominate one Class C Director (provided, however, that Newhouse will not have such right to acquire any additional shares in the event (x) the aggregate number of Class C Directors permitted to be nominated pursuant to the New PRIMESTAR Charter is determined by reference to the sum of the Individual Class C Stockholder Caps (as defined under "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors"), (y) Newhouse is the record holder of the number of shares of New PRIMESTAR Class C Common Stock that is closest (in number of shares) to the next lower Individual Class C Stockholder Cap and, in accordance with the New PRIMESTAR Charter, will be treated as if the number of shares of New PRIMESTAR Class C Common Stock held of record by Newhouse were less than such next lower Individual Class C Stockholder Cap, and (z) Newhouse will therefore lose the right to nominate one Class C Director). After the acquisition of such shares by Newhouse, any remaining shares of New PRIMESTAR Class C Common Stock proposed to be transferred by TWE will be subject to the foregoing provisions. See "-- Nomination of Directors" and "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK-- Common Stock--Board of Directors."

  Upon receipt of a Transfer Notice relating to Covered Class B Securities of a Specified Class B Stockholder (or GE Americom, with respect to any GE Shares), each Specified Class B Stockholder (other than the Transferor) will have the right to acquire its pro rata portion (or a smaller amount) of the Transferred Interest (based on the respective holdings of New PRIMESTAR Class B Common Stock of each acquiring Specified Class B Stockholder at the time of the Transfer Notice), and thereafter, each acquiring Specified Class B Stockholder that previously stated a willingness to acquire more than its pro rata portion of such Transferred Interest will be allocated the excess (pro rata based on the respective holdings of New PRIMESTAR Class B Common Stock of each such acquiring Specified Class B Stockholder at the time of the Transfer Notice), in each case up to the maximum previously specified by such acquiring Specified Class B Stockholder. Notwithstanding the foregoing, (i) if only one acquiring Specified Class B Stockholder elects to exercise its right of first refusal with respect to the Transferred Interest, or (ii) if only one acquiring Specified Class B Stockholder states a willingness to acquire more than its pro rata portion of such Transferred Interest, then such acquiring Specified Class B Stockholder will have the right to acquire up to 100% of such Transferred Interest, or of such excess, as the case may be, subject to the maximum specified by such Specified Class B Stockholder, without regard to the number of shares of New PRIMESTAR Class B Common Stock (if any) held by such acquiring Specified Class B Stockholder at the time of the applicable Transfer Notice. If all or any portion of the Transferred Interest is not acquired by the Specified Class B Stockholders as provided above, each of the Class C Stockholders will have the right to acquire its pro rata portion (or a smaller amount) of the remaining portion of such Transferred Interest (based on the respective holdings of New PRIMESTAR Class C Common Stock of each acquiring Class C Stockholder at the time of the Transfer Notice), and thereafter, each acquiring Class C Stockholder that previously stated a willingness to acquire more than its pro rata portion of such Transferred

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Interest will be allocated the excess (pro rata based on the respective holdings of New PRIMESTAR Class C Common Stock of each such acquiring Class C Stockholder at the time of the Transfer Notice), in each case up to the maximum previously specified by such acquiring Class C Stockholder. If all or any portion of the Transferred Interest is not acquired by the Specified Class B Stockholders or the Class C Stockholders as provided above, GE Americom will have the right to acquire the remaining portion of such Transferred Interest. Notwithstanding the foregoing, in the event that the Specified Class B Stockholders, the Class C Stockholders and GE Americom do not collectively agree to acquire all of the Transferred Interest, the Transferor will be entitled to (i) transfer all but not less than all (subject to certain exceptions) of the Transferred Interest to the person and on the terms set forth in the Transfer Notice associated with such Transferred Interest, (ii) transfer to the acquiring Specified Class B Stockholders, the acquiring Class C Stockholders and GE Americom, as applicable, the portion of such Transferred Interest that they respectively agreed to acquire, and retain the remainder of the Transferred Interest or (iii) retain such Transferred Interest. In addition, the Stockholders Agreement will provide that any such Transferor can require that any shares of New PRIMESTAR Class B Common Stock comprising a Transferred Interest be converted prior to transfer into, and transferred as, New PRIMESTAR Class A Common Stock; provided that such conversion was irrevocably elected in the applicable Transfer Notice.

  Claw Back Rights. The Stockholders Agreement will provide that in the event that any Specified Class B Stockholder or any Class C Stockholder (provided that for this purpose, TWE and Newhouse, together with their respective affiliates, will collectively be a single Class C Stockholder) will at any time hold record or beneficial ownership of, or the direct or indirect right to vote, any shares of capital stock of New PRIMESTAR which, together with all shares of capital stock of New PRIMESTAR held of record or beneficially owned by all affiliates of such Specified Class B Stockholder or Class C Stockholder, as applicable, will entitle such Specified Class B Stockholder or Class C Stockholder and its affiliates to hold the record or beneficial ownership of, or vote or direct the vote of, shares of capital stock of New PRIMESTAR with aggregate voting power in excess of 49% of the total outstanding voting power with respect to the election of Common Directors (the "Common Director Voting Power"), such Specified Class B Stockholder or Class C Stockholder, as applicable, will be required to offer, and will cause its affiliates (if applicable and necessary) to offer to each other Specified Class B Stockholder and Class C Stockholder (pro rata based on the percentage of the total Common Director Voting Power that they respectively control as of the date of such offer) such number of shares of New PRIMESTAR Class B Common Stock or New PRIMESTAR Class C Common Stock as would be necessary (assuming conversion of all such shares to New PRIMESTAR Class A Common Stock immediately after such transfer) to reduce the aggregate Common Director Voting Power of such Specified Class B Stockholder or Class C Stockholder and its affiliates to 49% or less, as well as their pro rata portion of any such shares of the offered interest not acquired by any such other Specified Class B Stockholder or Class C Stockholders pursuant to the foregoing. Any shares of New PRIMESTAR Class B Common Stock or New PRIMESTAR Class C Common Stock required to be offered pursuant to the foregoing claw back provisions but not acquired after compliance with the applicable provisions of the Stockholders Agreement will cease to be subject to such claw back provisions. Any New PRIMESTAR Class B Common Stock or New PRIMESTAR Class C Common Stock transferred pursuant to the foregoing claw back provisions will be converted into New PRIMESTAR Class A Common Stock prior to the acquisition thereof and will be transferred at its Current Market Price.

  Events of Default and Remedies. Pursuant to the Stockholders Agreement, (i) a material breach by any Specified Class B Stockholder, any Class C Stockholder or GE Americom of its respective representations and warranties, or (ii) any breach or default in the performance by any Specified Class B Stockholder, any Class C Stockholder or GE Americom of any material provision of the Stockholders Agreement will constitute an event of default. Upon the occurrence and continuance of an event of default with respect to any such party for 15 days after notice thereof and failure to cure, (i) each such party that is not a defaulting party will be entitled to any remedies that may be available to such party with respect to such event of default at law or in equity, including seeking to enjoin such event of default or seeking to obtain specific performance of a defaulting party's obligations and (ii) each such party that is not a defaulting party will be entitled to, so long as such event of default continues, (x) take any action as will be necessary or appropriate to cause the removal from the New

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PRIMESTAR Board of each director nominated or designated by the defaulting party in accordance with the Stockholders Agreement, and (y) deliver notice to the defaulting party stating that such non-defaulting party is exercising its right pursuant to the Stockholders Agreement, and upon receipt of such a notice, the defaulting party will immediately cease to have any rights under the Stockholders Agreement; provided that such rights will be automatically reinstated at such time as such event of default is cured; provided, however, that in all other respects the defaulting party will continue to have the obligations set forth in the Stockholders Agreement.

  Ancillary Investments of New PRIMESTAR. Pursuant to the Stockholders Agreement, New PRIMESTAR will agree that until the earlier to occur of (x) the fifth anniversary of the Effective Date and (y) the Series C Termination Date, any Ancillary Investment (as defined below) in excess of $50 million will not be effected by New PRIMESTAR without the affirmative vote of (i) a simple majority of the New PRIMESTAR Board, (ii) a simple majority of the Class B Directors and (iii) a simple majority of the Class C Directors. "Ancillary Investment" means any investment or activity related to (A) video, audio, information and other programming services and (B) the development, design, manufacture and/or sale of electronics equipment and components related to activities and investments contemplated in clause (A) and contemplated in any business activity that principally uses communications satellites to provide video and audio programming, information services, entertainment or other communications services to the antennas or other reception equipment of customers or subscribers of such business activity or to multiple dwelling or commercial units comprising such customers or subscribers.

  Business of New PRIMESTAR. Pursuant to the Stockholders Agreement, New PRIMESTAR will agree that until the Class C Termination Date, it will not engage in any business other than the Satellite Television Business (as defined below), except for (x) any engagement resulting from the acquisition of a business or division at least a majority of the consolidated annual revenues of which (as of the date of the applicable acquisition agreement) were derived from the Satellite Television Business, if the portion of the acquired business or division which is not engaged in or useful to the Satellite Television Business has a fair market value of $100 million or less or (y) any engagement for which New PRIMESTAR obtains the prior written consent of either (A) any two of Comcast, Cox and MediaOne or (B) the holders of at least 83% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock and the holders of at least a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock.

  "Satellite Television Business" means (i) any business activity that principally uses communications satellites to provide video and audio programming, information services, entertainment or other communications services to the antennas or other reception equipment of customers or subscribers of such business activity or to multiple dwelling or commercial units comprising such customers or subscribers, (ii) investments and activities related to video, audio, information and other programming services, (iii) investments and activities related to the development, design, manufacture and/or sale of electronics equipment and components related to activities and investments contemplated in clauses (i) and (ii) above and (iv) any other operations, services or activities related or ancillary to any of the foregoing.

REGISTRATION RIGHTS AGREEMENT

  The following summary of the material provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  Pursuant to the Restructuring Agreement, at the Closing, the Registration Rights Agreement will be entered into among New PRIMESTAR, and each of the Class C Stockholders, TSAT, GE Americom and John C. Malone (collectively, and together with certain specified entities to whom the Registrable Shares (as defined below) may be transferred as permitted by the Registration Rights Agreement, the "Registration Rights Holders"). Until the earlier to occur of
(i) such time as all Registrable Shares have been sold pursuant to a registered offering as provided in the Registration Rights Agreement and (ii) such time as no Registrable Shares remain outstanding, each Registration Rights Holder will have the right (a "Demand Registration"), by written notice, to require

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New PRIMESTAR, on four separate occasions, to register under the Securities
Act all or any portion of the Registrable Shares designated by such Registration Rights Holder. Each Demand Registration must include Registrable Shares with an aggregate market value of at least $30 million (unless a smaller amount represents all remaining shares of New PRIMESTAR Class A Common Stock or New PRIMESTAR Class B Common Stock owned by such Registration Rights Holder and its affiliates). In addition, among other limitations, New PRIMESTAR will not be required to effect more than one Demand Registration within a six month period, and will not be required to effect any Demand Registration prior to the earliest to occur of (x) 180 calendar days after the TSAT Effective Time, (y) 180 calendar days after the closing of an initial public offering of New PRIMESTAR Common Stock and (z) the first anniversary of the Effective Date.

  After the earlier of (x) the TSAT Effective Time and (y) the closing of an initial public offering of New PRIMESTAR Common Stock, if New PRIMESTAR proposes to file a registration statement under the Securities Act with respect to an offering by New PRIMESTAR or any Registration Rights Holder of New PRIMESTAR securities (other than in connection with the registration of New PRIMESTAR securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act), then New PRIMESTAR will be required to offer the Registration Rights Holders the opportunity, subject to certain conditions and limitations, to include in such registration statement such number of Registrable Shares as such Registration Rights Holder may request.

  New PRIMESTAR will be required to pay all fees and expenses incident to its performance of or compliance with the provisions of the Registration Rights Agreement, including, without limitation, the reasonable fees of one legal counsel for all Registration Rights Holders (but excluding any underwriting discounts, underwriting commissions and transfer taxes), relating to the disposition of Registrable Shares by a Registration Rights Holder.

  "Registrable Shares" means (i) shares of New PRIMESTAR Class A Common Stock issued to the Class C Stockholders, the Specified Class B Stockholders and GE Americom pursuant to the Restructuring Transaction or upon conversion of any New PRIMESTAR Class B Common Stock described in clause (ii) below or acquired by any Class C Stockholder, or any Specified Class B Stockholder pursuant to the claw back provisions of the Stockholders Agreement, (ii) shares of New PRIMESTAR Class B Common Stock issued to the Specified Class B Stockholders pursuant to the Restructuring Transaction or to the Class C Stockholders upon conversion of any shares of New PRIMESTAR Class C Common Stock or acquired by the Class C Stockholders, the Specified Class B Stockholders or GE Americom pursuant to the right of first refusal provisions of the Stockholders Agreement and (iii) any other securities issued to the Class C Stockholders, the Specified Class B Stockholders or GE Americom in respect of any shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock or New PRIMESTAR Class C Common Stock upon any stock split, stock dividend, subdivision, combination, reclassification, recapitalization, merger, consolidation or similar event.

AGENCY AGREEMENTS

  The following is a summary of the material provisions of the agency agreements that each of the Class C Stockholders and TCI (or their respective affiliates) will have the right, pursuant to the Restructuring Agreement, to enter into with New PRIMESTAR.

  At the Closing, New PRIMESTAR will enter into a Transition Period Agency Agreement with each Class C Stockholder (or their respective affiliates), pursuant to which each such party will provide installation, maintenance and customer service functions with respect to New PRIMESTAR's medium power PRIMESTAR(R) subscribers, as requested by New PRIMESTAR, in assigned non-exclusive territories, for a period of up to six months following the Closing.

  In addition, each Class C Stockholder and TCI (or their respective affiliates) will have the right to enter into an HP Agency Agreement with New PRIMESTAR, pursuant to which such party will act as a non-exclusive retail sales and servicing agent of any stand-alone retail high power PRIMESTAR(R) programming service.

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  Each Class C Stockholder and TCI (or their respective affiliates) will also have the non-exclusive right, exercisable upon 90 days written notice to New PRIMESTAR, to act as a non-exclusive retail sales agent in designated New PRIMESTAR sales territories, with respect to (i) the PRIMESTAR(R) medium power programming service, or (ii) at any time that such party is not a party to an HP Agency Agreement, any stand-alone retail high power PRIMESTAR(R) programming service, subject to executing a Sales Agency Agreement. New PRIMESTAR will negotiate in good faith with respect to the terms and conditions of any Sales Agency Agreement, upon receipt of such written notice. Each Class C Stockholder and TCI (or their respective affiliates) entering into a Sales Agency Agreement will be entitled to "most favored nations" rights (without regard to sales volume) with respect to each other Class C Stockholder or TCI (or affiliate) entering into such an agreement.

  Each Class C Stockholder and TCI (or their respective affiliates) will also have the non-exclusive right, subject to any existing contract with New PRIMESTAR, to act as a non-exclusive sales and servicing agent with respect to the PRIMESTAR(R) medium power programming service, in designated New PRIMESTAR sales territories. Such right will be exercisable at any time upon 90 days' prior written notice to New PRIMESTAR. New PRIMESTAR will negotiate in good faith with respect to the terms and conditions of any such sales and servicing arrangement upon receipt of such written notice. If an existing agreement between New PRIMESTAR and any other service provider exists in such territory, then New PRIMESTAR will notify the requesting party of the contract end date. Each Class C Stockholder and TCI (or their respective affiliates) entering into an agreement as provided in this paragraph will be entitled to "most favored nations" rights (without regard to sales volume) with respect to each other Class C Stockholder or TCI (or affiliate) entering into such an agreement.

TWE/NEWHOUSE VOTING AGREEMENT

  The following summary of the material provisions of the TWE/Newhouse Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of TWE/Newhouse Voting Agreement, which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  In accordance with the Restructuring Agreement, at the Closing, the TWE/Newhouse Voting Agreement will be entered into between TWE and Newhouse with respect to all shares of New PRIMESTAR Class C Common Stock issued to Newhouse pursuant to the Restructuring Transaction, any shares of New PRIMESTAR Class C Common Stock or New PRIMESTAR Class B Common Stock acquired in accordance with specified provisions of the Stockholders Agreement and any securities of New PRIMESTAR or any other entity that may be issued to Newhouse in respect of such shares. The TWE/Newhouse Voting Agreement will provide, among other things, that during the TWE/Newhouse Voting Period, Newhouse will vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all such shares and securities held of record or beneficially owned by Newhouse at the time of such vote or action by written consent and (y) all such shares and securities as to which Newhouse at the time of such vote or action by written consent has voting control, in each case, as directed by TWE in its sole and absolute discretion, including, without limitation, all matters requiring or permitting the voting of any such shares and securities or the granting of a consent, proxy or approval in respect of any such shares and securities, including, without limitation, ordinary or extraordinary corporate actions and all matters submitted to stockholder vote at general or special stockholder meetings of New PRIMESTAR, subject in each case to applicable provisions in the Stockholders Agreement. The TWE/Newhouse Voting Agreement will further provide that Newhouse will not enter into any other agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect Newhouse's obligations to vote such shares and securities as provided in the TWE/Newhouse Voting Agreement, and will not enter into any other voting agreement or voting trust or grant any proxy, consent or approval or otherwise transfer, directly or indirectly, voting power with respect to any such shares and securities, in each case except as provided in the TWE/Newhouse Voting Agreement. The term of the TWE/Newhouse Voting Agreement will be ten years.

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  The TWE/Newhouse Voting Agreement will further provide that, during the
TWE/Newhouse Voting Period, so long as (i) TWE has the right pursuant to applicable provisions of the Stockholders Agreement to nominate at least one Class C Director to the New PRIMESTAR Board and (ii) Newhouse has not transferred (other than to any affiliate of Newhouse) any of the shares of New PRIMESTAR Class C Common Stock that were initially issued to Newhouse at the Closing of the Restructuring Transaction, TWE will nominate one person chosen by Newhouse in its sole discretion to serve on the New PRIMESTAR Board as a Class C Director for the term specified in the New PRIMESTAR Charter and until his or her successor has been elected and has qualified, in accordance with the New PRIMESTAR Charter. In addition, for so long as Newhouse will have the right to nominate one Class C Director as provided in the preceding sentence, TWE will vote (or cause to be voted) all shares of New PRIMESTAR Class C Common Stock held of record or beneficially owned by TWE and all securities of New PRIMESTAR held of record or owned beneficially by Newhouse subject to the TWE/Newhouse Voting Agreement as to which TWE has voting control in favor of the election of such Newhouse nominee to the New PRIMESTAR Board.

  During the term of the TWE/Newhouse Voting Agreement, Newhouse will not have the right to transfer any of its shares of New PRIMESTAR Class C Common Stock, except (i) to an affiliate of Newhouse that remains an affiliate and agrees to become a party to the TWE/Newhouse Voting Agreement and to be bound by all the terms thereof with respect to such shares and (ii) subject to (i) above, after compliance with the rights of first refusal of each other Class C Stockholder (including TWE) pursuant to the Stockholders Agreement. See "--Stockholders Agreement--Rights of First Refusal."

  Right of First Refusal. Except as provided below, TWE and Newhouse, together with their respective affiliates, will collectively be a single Class C Stockholder and a single acquiring Class C Stockholder (unless either of them is a transferor of its shares of New PRIMESTAR Class C Common Stock, in which case each will be a separate Class C Stockholder) for purposes of the right of first refusal provisions for New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock of the Stockholders Agreement, and TWE will have the exclusive right to exercise the right of first refusal pursuant to such provisions of the Stockholders Agreement on behalf of TWE and Newhouse; provided, however, that Newhouse will have the right, at its option, to acquire record and beneficial ownership of up to its pro rata portion of any shares of New PRIMESTAR Common Stock which TWE acquires on behalf of TWE and Newhouse collectively pursuant to such provisions of the Stockholders Agreement (based, with respect to each class of New PRIMESTAR Common Stock, on the number of shares of such class held of record by each of Newhouse and TWE at the time of such acquisition).

  In addition, Newhouse will individually be an acquiring Class C Stockholder for purposes of the following and for purposes of the right of first refusal provisions for New PRIMESTAR Class C Common Stock of the Stockholders Agreement in the event that TWE intends to transfer pursuant to such provisions of the Stockholders Agreement any of its shares of New PRIMESTAR Class C Common Stock subject to such right of first refusal and (i) pursuant to such transfer, TWE, Newhouse and their respective affiliates collectively will cease to have the right to nominate any Class C Directors pursuant to the applicable provisions of the Stockholders Agreement and (ii) Newhouse will not have transferred (other than to an affiliate of Newhouse) any of the shares of New PRIMESTAR Class C Common Stock that were initially issued to Newhouse at the Closing of the Restructuring Transaction. In such event, Newhouse will have the right to acquire, in its discretion, prior to any other Class C Stockholder, any Specified Class B Stockholder or GE Americom, up to a number of shares of the New PRIMESTAR Class C Common Stock proposed to be transferred by TWE subject to such right of first refusal, as shall be necessary for Newhouse to become entitled pursuant to specified provisions of the Stockholders Agreement to nominate one Class C Director (provided, however, that Newhouse will not have such right to acquire any additional shares in the event (x) the aggregate number of Class C Directors permitted to be nominated pursuant to the New PRIMESTAR Charter is determined by reference to the sum of the Individual Class C Stockholder Caps (as defined under "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors"), (y) Newhouse is the record holder of the number of shares of New PRIMESTAR Class C Common Stock that is closest (in number of shares) to the next lower Individual

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Class C Stockholder Cap and, in accordance with the New PRIMESTAR Charter, will be treated as if the number of shares of New PRIMESTAR Class C Common Stock held of record by Newhouse were less than such next lower Individual Class C Stockholder Cap, and (z) Newhouse will therefore lose the right to nominate one Class C Director). See "--Stockholders Agreement--Rights of First Refusal" and "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

  Further, the TWE/Newhouse Voting Agreement will provide that any shares of New PRIMESTAR Class C Common Stock held of record or beneficially owned by Newhouse will collectively become subject to the right of first refusal process for New PRIMESTAR Class C Common Stock of the Stockholders Agreement, in the event of (i) the bankruptcy of Newhouse; (ii) a change in control with respect to Newhouse; or (iii) the dissolution of Newhouse.

  Allocation of Shares Between TWE and Newhouse. Under the TWE/Newhouse Voting Agreement, Newhouse will have the right to acquire record and beneficial ownership of up to its pro rata portion of any shares of any class of common stock of New PRIMESTAR that TWE acquires on behalf of TWE and Newhouse collectively pursuant to the TWE/Newhouse Voting Agreement and applicable provisions of the Stockholders Agreement.

REIMBURSEMENT AGREEMENTS

  The following summary of the material provisions of the Reimbursement Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Reimbursement Agreements, which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  Prior to entering into the Restructuring Agreement, affiliates of each of the Partners (or, in the case of TSAT, affiliates of TCI) other than GEAS provided the PRIMESTAR Letters of Credit to secure certain obligations of the Partnership under (i) the GE-2 Agreement, which provides for the Partnership's use of transponders on GE-2, and (ii) the PRIMESTAR Credit Facility that was obtained by the Partnership to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites. In connection with the Restructuring Transaction, New PRIMESTAR will enter into a Reimbursement Agreement with each of TWE, Comcast, Cox and MediaOne, which will provide for, among other things, the assumption by New PRIMESTAR of all the obligations of such party under its respective PRIMESTAR Letters of Credit and the existing reimbursement agreements and/or other existing documentation between such party and the issuing bank relating to such PRIMESTAR Letters of Credit, including all existing and future payment obligations of such party thereunder, and the indemnification by New PRIMESTAR of such party for any and all losses, claims, damages, liabilities, deficiencies, obligations, costs and expenses of such party relating thereto.

  In addition, pursuant to the TSAT Asset Transfer Agreement, New PRIMESTAR will assume the rights and obligations of TSAT under the Indemnification Agreements between TSAT and the affiliates of TCI that issued PRIMESTAR Letters of Credit, which include reimbursement obligations in favor of such TCI affiliates with respect to such PRIMESTAR Letters of Credit on substantially the same terms as the Reimbursement Agreements. Each of TWE, Comcast, Cox, MediaOne and TCI (or their respective affiliates) will be paid a fee to be negotiated in consideration of their agreement to maintain such PRIMESTAR Letters of Credit outstanding for a period of time following the Closing Date. See "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI--Indemnification Agreements."

GUARANTEE AGREEMENT

  The following summary of the material provisions of the Guarantee Agreement does not purport to be complete and is qualified in its entirety by reference to the Guarantee Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  In connection with the execution and delivery of the Restructuring Agreement by the parties thereto, and as an inducement to and a condition of such parties entering into the Restructuring Agreement, US West entered

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

into the Guarantee Agreement for the benefit of such parties. The Guarantee Agreement provides for, among other things, the absolute, irrevocable and unconditional guarantee of US West, as principal and not as surety, in respect of (i) the due and punctual payment of all monetary obligations payable by MediaOne pursuant to any MediaOne Transaction Document, (ii) the full and complete performance of all covenants, agreements, duties and obligations of MediaOne pursuant to each MediaOne Transaction Document, as if US West were party thereto (in place of MediaOne), and (iii) the accuracy of the representations and warranties made by MediaOne in each MediaOne Transaction Document. The Guarantee Agreement further provides that in no event will US West be subject to any greater (or lesser) liability thereunder than it would have been subject to under the applicable MediaOne Transaction Document, if US West were a party thereto in place of MediaOne.

  The Guarantee Agreement also contains certain representations and warranties of US West relating to, among other things, (1) the due organization, valid existence and good standing of US West; (2) the corporate power and authority of US West to enter into and perform its obligations under the Guarantee Agreement; (3) the authority of US West to enter into, execute and deliver the Guarantee Agreement and to perform its obligations thereunder; (4) the execution and delivery and the validity and enforceability against US West of the Guarantee Agreement, and the noncontravention thereby of (i) the charter of US West, (ii) any instrument, contract or other agreement to which US West is a party or by or to which it or its assets or properties are bound or subject, or (iii) any statute or any regulation, order, judgment or decree of any court or governmental or regulatory body, a conflict, breach or violation of, or default under, could reasonably be expected to impair materially US West's ability to perform its obligations under the Guarantee Agreement or to have a material adverse effect on the business or financial condition of US West; (5) the absence of any required approval or consent of any governmental or regulatory body or of any other person or entity in connection with the execution and delivery by US West of the Guarantee Agreement and the consummation and performance by US West of the transactions contemplated thereby; and (6) the absence of any material litigation.

LETTER AGREEMENT

  The following summary of the material provisions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  In connection with the execution and delivery of the Restructuring Agreement by the parties thereto, John C. Malone entered into the Letter Agreement for the benefit of such parties. The Letter Agreement provides for, among other things, the agreement of Dr. Malone to enter into the Stockholders Agreement and the Registration Rights Agreement at the Closing of the Restructuring Transaction, to cooperate in good faith in the preparation of the Registration Statement and this Proxy Statement/Prospectus, including the provision to TSAT and New PRIMESTAR of information regarding Dr. Malone required to be included therein, and to use reasonable efforts to respond to any request for information relating to the Restructuring Transaction by a governmental entity.

TSAT VOTING AGREEMENTS

  The following is a summary of the material provisions of the TSAT Voting Agreements, which are attached as Appendix H to this Proxy
Statement/Prospectus and are incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the TSAT Voting Agreements.

  Each of John C. Malone, TCI and the Estate of Bob Magness (collectively, the "TSAT Voting Stockholders") has entered into a TSAT Voting Agreement with certain of the Restructuring Parties. The TSAT Board unanimously approved the TSAT Voting Agreements prior to the execution thereof. The TSAT Voting Agreements provide, among other things, that while the TSAT Voting Agreements are in effect, in connection with any vote or written consent of TSAT stockholders to approve the Roll-up Plan, each of the TSAT Voting Stockholders will vote (or cause to be voted) all shares of TSAT Common Stock which it has the power to vote

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

or direct the vote of, in each case at the time of such stockholder vote or action by written consent, exclusively in favor of each transaction contemplated by the Roll-up Plan. In addition, pursuant to the TSAT Voting Agreements, while the TSAT Voting Agreements are in effect, each of the TSAT Voting Stockholders has irrevocably appointed each of the other parties to the applicable TSAT Voting Agreement, with full power of substitution, the proxy of such TSAT Voting Stockholder with full power and authority, in the event that such TSAT Voting Stockholder fails to perform its obligations described in the previous sentence, to vote or act by written consent in respect of all of such TSAT Voting Stockholder's shares of TSAT Common Stock exclusively in favor of each transaction contemplated by the Roll-up Plan.

  As of the Record Date, the TSAT Voting Stockholders owned, in the aggregate, 9,101,080 shares of TSAT Common Stock, representing approximately 47.6% of the total voting power of the outstanding shares of TSAT Common Stock.

TSAT TEMPO AGREEMENT

  The following is a summary of the material provisions of the TSAT Tempo Agreement, which is attached as Appendix C to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the TSAT Tempo Agreement.

  In connection with the execution and delivery of the Restructuring Agreement, TSAT and New PRIMESTAR entered into the TSAT Tempo Agreement, pursuant to which, among other things, TSAT granted to New PRIMESTAR the exclusive and irrevocable option, exercisable at any time during the term of the TSAT Tempo Agreement, on the terms and subject to the conditions set forth in the TSAT Tempo Agreement, to purchase from TSAT (at the Option Holder's election) either (x) all the issued and outstanding shares of capital stock of Tempo or (y) all of the rights, title and interests of TSAT in, to and under the Tempo Assets, in either case for an aggregate purchase price equal to $2.5 million plus, in the case of (y), the assumption by the Option Holder of all obligations and liabilities of Tempo in respect of the Tempo Assets, other than those incurred in violation of the TSAT Tempo Agreement.

  If the Option Holder exercises the Tempo Sale Option and elects to consummate the Tempo Sale via clause (y) above, then TSAT will liquidate Tempo immediately prior to the closing of the Tempo Sale. In such event, the Option Holder will indemnify TSAT and Tempo, and hold TSAT and Tempo harmless, on an after-tax basis, from and against any and all tax liability incurred by TSAT as a result of such Tempo Sale or Tempo or TSAT as a result of such liquidation. In addition, all transfer taxes applicable to the conveyance and transfer from TSAT to the Option Holder of the Tempo Assets and any other transfer or documentary taxes or any filing or recording fees applicable to such conveyance and transfer will be paid by the Option Holder.

  Conditions. Consummation of the Tempo Sale is subject to the satisfaction or waiver on or prior to the closing of the Tempo Sale of the following conditions: (a) approval of the Roll-up Proposal by the requisite vote of the TSAT stockholders; (b) expiration or termination of the waiting period (and any extension thereof) applicable to the Tempo Sale under the HSR Act; (c) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Tempo Sale; (d) the occurrence of either (1) FCC approval of the application for transfer of control of Tempo or the Tempo Assets, as applicable, to the Option Holder; or (2) the Tempo Sale being permitted under applicable FCC rules and regulations without revocation of the FCC Permit (including pursuant to an agreement to divest the FCC Permit within a specific time period following the date of the Tempo Sale) (each such event, a "Tempo FCC Event"); and (e) the receipt by each of TSAT and the Option Holder of certain certificates from the Secretary or Assistant Secretary of each other party to the TSAT Tempo Agreement.

  Upon any exercise of the Tempo Sale Option, the obligations of the Option Holder to consummate the Tempo Sale will be further subject to the following conditions: (a) the performance by TSAT in all material respects of all obligations required to be performed by it under the TSAT Tempo Agreement, and the receipt by

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

the Option Holder of a certificate signed on behalf of TSAT to such effect;
(b) the absence of any pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success, (i) challenging the Tempo Sale, seeking to restrain or prohibit the consummation of the Tempo Sale or seeking to obtain from the Option Holder any damages that are material in relation to the Option Holder and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Option Holder or any of its subsidiaries or affiliates of any portion of the business or assets of the Option Holder, Tempo or any of their respective subsidiaries or affiliates, or to compel the Option Holder, Tempo or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of the Option Holder, Tempo or any of their respective subsidiaries or affiliates, as a result of the Tempo Sale, (iii) seeking to prohibit the Option Holder, Tempo or any of their respective subsidiaries or affiliates from effectively controlling in any material respect the business or operations of the Option Holder, Tempo or any of their respective subsidiaries or affiliates, (iv) seeking to change in any respect the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, or to change any person's or entity's rights under the Stockholders Agreement, or seeking to impose limitations on the ability of any person or entity to exercise any such rights or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Option Holder; and (c) the taking by TSAT and the TSAT Board of all requisite actions to render inapplicable to the Tempo Sale any state takeover statute or similar statute or regulation that would otherwise apply or purport to apply to such transaction.

  Upon any exercise of the Tempo Sale Option, the obligations of TSAT to consummate the Tempo Sale will be further subject to the condition that there be an absence of any pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success seeking to impose any prohibition, limitation, requirement or change of the type described in the preceding paragraph in clauses (b)(i) through (b)(v).

  Covenants. TSAT has agreed that, prior to the closing of the Tempo Sale, neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries permit their respective officers, directors, employees, agents and representatives, to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the rights of the Option Holder pursuant to the TSAT Tempo Agreement, or could reasonably be expected to have such effect. TSAT has also agreed that neither the TSAT Board nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to New PRIMESTAR or the Option Holder, the approval or recommendation by the TSAT Board or any committee thereof of the Tempo Sale or the TSAT Tempo Agreement or (ii) approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the preceding sentence.

  TSAT has also agreed that prior to the closing of the Tempo Sale, among other things, TSAT (i) will not transfer or encumber any of its shares of Tempo capital stock, (ii) will not permit Tempo to engage in any businesses or activities, merge with any other entity, acquire or sell any material assets or incur any liabilities, except for immaterial liabilities incurred in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by the Restructuring Agreement and the TSAT Tempo Agreement, and in each case except as contemplated by the Tempo Option (as defined under "BUSINESS OF TSAT--Tempo--Tempo Option") and the TSAT Tempo Agreement, (iii) will cause Tempo to conduct its business and operations in the ordinary course consistent with past practice and consistent with Tempo's obligations under the Tempo Option and TSAT's obligations under the Tempo Sale Option and the TSAT Tempo Agreement, (iv) will cause Tempo not to amend its certificate of incorporation or bylaws or issue or otherwise encumber, split, combine or reclassify, make any distribution or payment with respect to, or directly or indirectly purchase, redeem or otherwise acquire any of its equity or debt securities, (v) will cause Tempo not to incur, maintain or permit to exist any debt for borrowed money (other than to the Option Holder), issue or sell any debt securities, assume or otherwise become liable or responsible for the obligations of any other person or entity except the Partnership, or make any loans, advances or capital contributions to or investments in any other person

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or entity, (vi) will cause Tempo not to make any payment in respect of indebtedness for borrowed money (other than to the Partnership or the Option Holder, or, with the prior written consent of New PRIMESTAR, to TSAT), (vii) will not, and will cause Tempo not to, sell, lease, transfer, mortgage, subject to any lien or otherwise dispose of, any of Tempo's properties or assets (other than to the Option Holder), (viii) will cause Tempo not to threaten, institute, prosecute, settle or compromise any claim or litigation without the prior written consent of the Option Holder, and (ix) will cause Tempo not to purchase or acquire any property or assets from or otherwise engage in any transactions with, any person or entity that is affiliated with TSAT, John C. Malone or TCI (other than transactions with New PRIMESTAR or the Partnership in the ordinary course of business consistent with past practice or, with the prior written consent of New PRIMESTAR, with TSAT).

  Under the TSAT Tempo Agreement, TSAT agreed to use its best efforts to cause the Tempo Sale and the transactions contemplated by the Tempo Option to be consummated, in accordance with their terms, together with any modifications to such terms as shall be required, as a result of legal requirements or actions of governmental entities or third parties, to fulfill the intent of the parties in respect thereof. However, TSAT will not be required to agree to
(i) any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of New PRIMESTAR (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of New PRIMESTAR acquired by it on all matters properly presented to the stockholders of New PRIMESTAR; (ii) any change in TSAT's or the other Specified Class B Stockholders' rights in respect of the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, or any change in TSAT's or the other Specified Class B Stockholders' rights under the Stockholders Agreement, or any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT or the other Specified Class B Stockholders to exercise any such rights; (iii) any prohibition, limitation or other requirement that would impose limitations on the ability of any person that (on and as of the date of the TSAT Tempo Agreement) holds 5% or more of the TSAT Series A Common Stock or TSAT Series B Common Stock to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of TSAT or New PRIMESTAR (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of TSAT or New PRIMESTAR acquired by it on all matters properly presented to the stockholders of TSAT or New PRIMESTAR, as applicable; (iv) any change in the governance of TSAT from that set forth in the TSAT Charter and the TSAT Bylaws as in effect on the date of the TSAT Tempo Agreement; or (v) take any action that requires the payment of, or the incurrence of an obligation to pay, any fee, cost or expense in excess of the amount that would have otherwise been payable by TSAT if it did not have obligations under the TSAT Tempo Agreement, unless New PRIMESTAR will have agreed to advance such amount to TSAT.

  Termination, Amendment and Waiver. The TSAT Tempo Agreement may be terminated at any time prior to the closing of the Tempo Sale, whether before or after the vote of the TSAT stockholders at the Meeting, by (a) the mutual written consent of the Option Holder and TSAT; (b) the Option Holder at any time, on ten days prior written notice to TSAT; or (c) by either the Option Holder or TSAT, on the first anniversary of the first to occur of the Tempo FCC Events, if the Tempo Sale shall not have been consummated on or before such date, unless the failure to consummate the Tempo Sale is the result of a wilful and material breach of the TSAT Tempo Agreement by the party seeking to terminate the TSAT Tempo Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the Tempo Sale.

  In the event of termination of the TSAT Tempo Agreement by any party as provided above, the TSAT Tempo Agreement will become void and have no effect, and there will be no liability or obligation under the TSAT Tempo Agreement on the part of any party (other than as provided in the TSAT Tempo Agreement, and except to the extent that such termination results from the wilful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the TSAT Tempo Agreement).

  The parties may amend the TSAT Tempo Agreement, by a written instrument signed on behalf of each of the parties, at any time before or after the requisite approval by the TSAT stockholders, except that after such

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approval by the TSAT stockholders, no amendment may be made which by law requires further approval by such stockholders without such further approval. At any time prior to the closing of the Tempo Sale, each of the parties, by a written instrument signed on behalf of such party, may extend the time for performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the TSAT Tempo Agreement or in any document delivered pursuant thereto or, subject to the proviso of the previous sentence, waive compliance with any of the agreements or conditions contained in the TSAT Tempo Agreement. The failure of any party to the TSAT Tempo Agreement to assert any of its rights thereunder or otherwise will not constitute a waiver of such rights.

  Assignment. Pursuant to the TSAT Tempo Agreement, the Option Holder, in its sole discretion, will be entitled to assign the TSAT Tempo Agreement and New PRIMESTAR's rights, interests and obligations thereunder at any time, in whole or in part, to any other person or entity, and upon the assumption by such person or entity of New PRIMESTAR's obligations thereunder, the Option Holder will be released from all such obligations. However, TSAT will not be entitled to assign the TSAT Tempo Agreement or its rights, interests or obligations thereunder, in whole or in part, by operation or law or otherwise without the prior written consent of the Option Holder, and any purported assignment without such consent will be void.

TSAT STOCKHOLDERS AGREEMENT

  The following is a summary of the material provisions of the TSAT Stockholders Agreement, which is attached as Appendix D to this Proxy Statement/Prospectus and is incorporated herein by reference. The following summary does not purport to be complete and is qualified in its entirety by reference to the TSAT Stockholders Agreement.

  In connection with the execution and delivery of the Restructuring Agreement, TSAT, John C. Malone and New PRIMESTAR entered into the TSAT Stockholders Agreement, which provides, among other things, that until the termination of the TSAT Merger Agreement, each TSAT Stockholder will vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of TSAT Common Stock held of record or beneficially owned by such TSAT Stockholder and all shares of TSAT Common Stock as to which such TSAT Stockholder has voting control (1) in favor of the TSAT Merger Agreement and the transactions contemplated thereby and (2) except for the transactions contemplated by the TSAT Merger Agreement, against any merger, acquisition, consolidation or similar transaction that would adversely affect the transactions contemplated by the TSAT Merger Agreement, or any amendment of the TSAT Charter or the TSAT Bylaws, without the prior written consent of New PRIMESTAR. In addition, until the termination of the TSAT Merger Agreement, each TSAT Stockholder has agreed not to convert any of its shares of TSAT Series B Common Stock into shares of TSAT Series A Common Stock or to transfer any of its shares of TSAT Common Stock, except to a permitted transferee (as specified in the TSAT Stockholders Agreement) of such TSAT Stockholder that becomes a party to the TSAT Stockholders Agreement as a TSAT Stockholder and to the Stockholders Agreement as a potential Specified Class B Stockholder. Each TSAT Stockholder has also agreed, until the earliest to occur of (i) consummation of the TSAT Merger, (ii) consummation of the transactions contemplated by the TSAT Tempo Agreement and (iii) termination of the TSAT Tempo Agreement, to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of TSAT Common Stock held of record or beneficially owned by such TSAT Stockholder and all shares of TSAT Common Stock as to which such TSAT Stockholder has voting control, in favor of the TSAT Tempo Agreement and the transactions contemplated thereby.

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                           THE TSAT MERGER AGREEMENT

GENERAL; EFFECTIVE TIME

  The TSAT Merger Agreement provides that, upon the terms and subject to the conditions set forth in the TSAT Merger Agreement, TSAT will merge with and into New PRIMESTAR in accordance with the DGCL, with New PRIMESTAR as the surviving corporation. In the TSAT Merger, which will become effective upon the filing with the Delaware Secretary of State of the certificate of merger relating to the TSAT Merger or other appropriate documents in accordance with the applicable provisions of the DGCL or at such subsequent time as is stated in the certificate of merger, each outstanding share of TSAT Series A Common Stock will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock, and each outstanding share of TSAT Series B Common Stock will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock. See "--Consideration to be Received in the TSAT Merger." Such filing is expected to take place on the TSAT Closing Date or as soon as practicable thereafter. The TSAT Merger will have the effects set forth in
Section 259 of the DGCL.

  The TSAT Merger Agreement provides that (i) the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, as in effect immediately prior to the TSAT Effective Time, will be the certificate of incorporation and the bylaws of the surviving corporation in the TSAT Merger until thereafter changed or amended as provided therein or by applicable law and (ii) the directors and officers of New PRIMESTAR immediately prior to the TSAT Effective Time will be the directors and officers of the surviving corporation in the TSAT Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

CONSIDERATION TO BE RECEIVED IN THE TSAT MERGER

  Pursuant to the TSAT Merger Agreement, at the TSAT Effective Time the shares of TSAT Common Stock (other than any such shares held by TSAT in its treasury, all of which will be canceled) will be converted in the TSAT Merger as follows: (i) each outstanding share of TSAT Series A Common Stock will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and (ii) each outstanding share of TSAT Series B Common Stock will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK." Each share of New PRIMESTAR Common Stock then held by TSAT will be canceled.

  Investment Company Considerations. Following consummation of the Restructuring Transaction, TSAT will be a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, which holds the FCC Permit and other assets and liabilities relating to a proposed DBS system being constructed by Tempo, (ii) shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock representing approximately 36% of the outstanding shares of common equity of New PRIMESTAR on the Closing Date, subject to adjustments based on closing subscriber counts and other factors, and (iii) its rights and obligations under the agreements with New PRIMESTAR described in this Proxy Statement/Prospectus. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction" and "RELATED AGREEMENTS." As a result, TSAT may be deemed an "investment company" within the meaning of the 1940 Act, which defines an investment company as one engaged in the business of investing or holding securities and owning "investment securities" having a value exceeding 40% of the value of such company's total assets. Generally, an investment company is required to register as such with the SEC. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. See "RISK FACTORS--Investment Company Act Considerations."

  The TSAT Merger Agreement provides that if the TSAT Merger is not consummated prior to the expiration of the one year exemption period provided for "transient investment companies" under Rule 3a-2 promulgated under the 1940 Act, then TSAT may, in consultation with New PRIMESTAR, acquire an operating business or take such other commercially reasonable actions within such one year period in order to prevent TSAT from being deemed an investment company within the meaning of the 1940 Act. If TSAT does acquire an operating

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

business or takes such other material commercially reasonable actions under such circumstances, the TSAT Merger Agreement requires TSAT and New PRIMESTAR to negotiate in good faith to amend the TSAT Merger Agreement to change the exchange ratio between TSAT capital stock and New PRIMESTAR capital stock to reflect the financial effects of such acquisition or actions (and if such an agreement is reached, TSAT will, as soon as practicable, resubmit the TSAT Merger Agreement, as amended, to its stockholders for approval and adoption). See "--Covenants Relating to Business--Investment Company Act Exception" and "RISK FACTORS--Investment Company Act Considerations." By voting in favor of the Roll-up Proposal, TSAT stockholders are voting in favor of any revision of the TSAT Merger Agreement that would not otherwise require stockholder approval under applicable law, and TSAT will not seek any further approval from TSAT stockholders in connection with any such revision of the TSAT Merger Agreement unless applicable law requires TSAT to seek such approval.

  Based on the consideration to be received in the TSAT Merger, it is estimated that at the TSAT Effective Time, former holders of TSAT Common Stock will hold approximately 34% of the aggregate number of outstanding shares of New PRIMESTAR Class A Common Stock and 100% of the aggregate number of outstanding shares of New PRIMESTAR Class B Common Stock, representing approximately 36% of the aggregate voting power of the outstanding New PRIMESTAR Common Stock. The foregoing ownership and voting percentages are based on the assumption that both the Restructuring Transaction and the TSAT Merger closed on September 30, 1997 and are subject to adjustments based on closing subscriber counts and other factors. The actual ownership and voting interests of the former holders of TSAT Common Stock will be dependent upon a variety of factors and may vary from the estimated percentages set forth above. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction."

  Exchange of Shares. As soon as reasonably practicable after the TSAT Effective Time, transmittal letters will be mailed to each holder of record of shares of TSAT Common Stock to be used in forwarding his or her certificates evidencing such shares for surrender and exchange for certificates evidencing the shares of New PRIMESTAR Common Stock to which he or she has become entitled. After receipt of such transmittal letter, each holder of certificates formerly representing TSAT Common Stock should surrender such certificates to The Bank of New York, as exchange agent (the "Exchange Agent"), and each such holder will receive in exchange therefor certificates representing the number of shares of New PRIMESTAR Common Stock to which he or she is entitled. Such transmittal letters will be accompanied by instructions specifying other details of the exchange.

  TSAT STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER.

  After the TSAT Effective Time, each certificate evidencing TSAT Common Stock (other than certificates evidencing any such shares held by TSAT in its treasury, all of which will be canceled), until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of shares of New PRIMESTAR Common Stock that the holder of such certificate is entitled to receive. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by New PRIMESTAR until the certificate is surrendered. Subject to applicable law, such dividends and distributions, if any, will be accumulated and, at the time of such surrender, paid without interest.

CONDITIONS TO THE TSAT MERGER

  The rights and obligations of TSAT and New PRIMESTAR to consummate the TSAT Merger are subject to the satisfaction or waiver on or prior to the TSAT Closing Date of the following conditions: (a) approval of the Roll-up Proposal by the requisite vote of the TSAT stockholders; (b) expiration or termination of the waiting period (and any extension thereof) applicable to the TSAT Merger under the HSR Act; (c) occurrence of one of the FCC Events; (d) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the TSAT Merger; (e) receipt of approval for listing on the NASDAQ/NM of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance;

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

(f) effectiveness of the Registration Statement under the Securities Act and the absence of any stop order or proceedings seeking a stop order with respect to the Registration Statement; (g) receipt of certain certificates from the Secretary or Assistant Secretary of TSAT and of New PRIMESTAR; and (h) receipt of any necessary approval of the TSAT Merger Agreement by the stockholders of New PRIMESTAR. TSAT, on behalf of itself and New PRIMESTAR, filed Notification and Report Forms under the HSR Act in July 1997, and the waiting periods under the HSR Act with respect to the transactions described in such filings, which effectively included both the Restructuring Transaction and the TSAT Merger, have since expired. See, "THE ROLL-UP PLAN--Regulatory Approvals."

  The obligations of New PRIMESTAR to consummate the TSAT Merger are also subject to the following conditions: (a) the accuracy of the representations and warranties of TSAT set forth in the Restructuring Agreement that are qualified as to materiality, and the material accuracy of the representations and warranties of each other Restructuring Party set forth in the Restructuring Agreement that are not so qualified, in each case as of the date of the TSAT Merger Agreement and as of the TSAT Closing Date, and the receipt by New PRIMESTAR of certificates of TSAT to such effect; (b) performance by TSAT and any subsidiary of TSAT in all material respects of all obligations required to be performed by it under the TSAT Merger Agreement at or prior to the TSAT Closing Date, and the receipt by New PRIMESTAR of a certificate signed on behalf of TSAT to such effect; (c) receipt by New PRIMESTAR of an agreement from each person identified by TSAT as an "affiliate" of TSAT at the time of the TSAT Merger Agreement, to the effect that such person will comply with the provisions of Rule 145 under the Securities Act with respect to the resale of shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issued to such person in the TSAT Merger; (d) the absence of any pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success, (i) challenging the TSAT Merger, seeking to restrain or prohibit the consummation of the TSAT Merger or seeking to obtain from TSAT or New PRIMESTAR any damages that are material in relation to TSAT and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by New PRIMESTAR or TSAT or any of their respective subsidiaries or affiliates of any portion of the business or assets of New PRIMESTAR, TSAT or any of their respective subsidiaries or affiliates, or to compel New PRIMESTAR, TSAT or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of New PRIMESTAR, TSAT or any of their respective subsidiaries or affiliates, as a result of the TSAT Merger, (iii) seeking to prohibit New PRIMESTAR, TSAT or any of their respective subsidiaries or affiliates from effectively controlling in any material respect the business or operations of New PRIMESTAR, TSAT or any of their respective subsidiaries or affiliates, (iv) seeking to change in any respect the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and New PRIMESTAR Bylaws, or to change any person's or entity's rights under the Stockholders Agreement, or seeking to impose limitations on the ability of any person or entity to exercise any such rights or (v) which otherwise is reasonably likely to have a Material Adverse Effect on New PRIMESTAR; (e) the taking by TSAT and the TSAT Board of all requisite actions to render inapplicable to the TSAT Merger any state takeover statute or similar statute or regulation that would otherwise apply or purport to apply to the TSAT Merger. In addition, New PRIMESTAR has the right to terminate the TSAT Merger Agreement, and abandon the TSAT Merger, under certain circumstances. See "--Termination; Amendment and Waiver."

  The obligations of TSAT to consummate the TSAT Merger are also subject to the following conditions: (a) performance by New PRIMESTAR in all material respects of all obligations required to be performed by it under the TSAT Merger Agreement at or prior to the TSAT Closing Date, and the receipt by TSAT of a certificate signed on behalf of New PRIMESTAR to such effect; and (b) the absence of any pending or threatened suit, action or proceeding by any governmental entity that has a reasonable likelihood of success seeking to impose any prohibition, limitation, requirement or change of the type described in clauses (d)(i) through (d)(v) above.

COVENANTS RELATING TO BUSINESS

  Alternative Transactions. TSAT has agreed that, prior to the TSAT Closing Date, neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries permit their respective officers, directors, employees, agents

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

and representatives, to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including without limitation any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated in the TSAT Merger Agreement, or that could reasonably be expected to have such effect. TSAT has also agreed that neither the TSAT Board nor any committee thereof will approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the preceding sentence.

  Interim Operations of TSAT. For the period from the Closing Date until the TSAT Closing Date, and after giving effect to the Restructuring Transaction, TSAT has agreed (1) to conduct, and to cause each of its subsidiaries to conduct, its business and operations in the ordinary course, consistent with their obligations under the Tempo Option and the TSAT Tempo Agreement; (2) not to, and to cause each of its subsidiaries not to, amend its charter or bylaws;
(3) not to, and to cause each of its subsidiaries not to, authorize for issuance, issue, sell, deliver, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) shares issued upon exercise of any rights, warrants or options outstanding as of June 11, 1997 or, in the case of employee benefit plans existing as of June 11, 1997, any rights, warrants or options authorized under such existing plans and shares issued upon exercise thereof, (ii) employee stock options issued to persons who become independent directors of TSAT after the date of the TSAT Merger Agreement at an exercise price equal to the fair market value of the TSAT Series A Common Stock on the date of issuance (and shares issued upon exercise thereof) in an amount not to exceed 250,000 shares of TSAT Series A Common Stock, and (iii) to New PRIMESTAR); (4) not to, and to cause each of its subsidiaries not to, (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or any other ownership interests (whether in stock or property or a combination thereof) or (iii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of, or options or warrants or rights relating to, its capital stock or that of any of its subsidiaries, or make any commitment for any such action; (5) not to, and to cause each of its subsidiaries not to, (i) create, incur, assume, maintain or permit to exist any long-term debt or short-term debt for borrowed money (other than to New PRIMESTAR), (ii) issue or sell any debt securities, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except New PRIMESTAR, the Partnership and/or TSAT's wholly-owned subsidiaries, or (iv) make any loans, advances or capital contributions to or investments in any other person or;
(6) not to make any change to its (or any of its subsidiaries') accounting (including tax accounting) methods, principles, practices, or policies, other than those required by U.S. generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of TSAT or any of its subsidiaries; (7) not to, and not to permit any of its subsidiaries to, sell, lease, transfer, mortgage, subject to any lien or otherwise dispose of, any of its properties or assets (other than to New PRIMESTAR); (8) not to, and not to permit any of its subsidiaries to, acquire or agree to acquire (A) (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or
(ii) any other material assets or (B) incur any liabilities, except for immaterial liabilities incurred in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by the Restructuring Agreement, the TSAT Asset Transfer Agreement and the TSAT Merger Agreement, and in each case except as contemplated by the TSAT Merger Agreement, the Tempo Option and the TSAT Tempo Agreement; (9) not to, and not to permit any of its subsidiaries to, purchase or acquire any property or assets from or otherwise engage in any transactions with, any person or entity that is affiliated with (i) TSAT, (ii) any Specified Class B Stockholder or
(iii) TCI, and (10) not to agree to do any of the foregoing.

  Investment Company Act Exception. TSAT has agreed to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the Securities and Exchange Commission to extend (the "Extension") the 12-month period from the date of the TSAT Merger Agreement after which the exception for "transient investment companies" under Rule 3a-2 promulgated under

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

the 1940 Act will expire so that such expiration date will be concurrent with any termination of the TSAT Merger Agreement (the date on which such period, after giving effect to any Extension(s) obtained by TSAT, shall expire being referred to herein as the "TSAT Expiration Date"). If the TSAT Expiration Date is not concurrent with or subsequent to any termination of the TSAT Merger Agreement, then notwithstanding TSAT's covenants described above under "-- Interim Operations of TSAT," TSAT will be entitled to, in consultation with New PRIMESTAR, (i) acquire an operating business (an "ICA Acquisition"), with such ICA Acquisition to be consummated no earlier than 30 calendar days prior to the Expiration Date or (ii) take such other commercially reasonable actions to cause TSAT not to be subject to regulation under the 1940 Act as an investment company; provided, that all such actions will be revocable at any time prior to 30 calendar days prior to the Expiration Date; and provided, further, that any ICA Acquisition and any such other actions will require the prior written consent of New PRIMESTAR if it or they would in any way affect the Tempo Assets, the Tempo Sale, TSAT's obligations under the TSAT Tempo Agreement or Tempo's obligations under the Tempo Option. In advance of entering into any agreement or letter of intent in respect of an ICA Acquisition, TSAT will provide a copy thereof to New PRIMESTAR. Notwithstanding the foregoing, TSAT has agreed not to enter into any agreement or letter of intent, engage in negotiations, or take any other actions of the type specified in clause (ii) above prior to July 1, 1998.

  Upon consummation of an ICA Acquisition, or the taking of any material actions of the type specified in clause (ii) above, TSAT and New PRIMESTAR will negotiate in good faith to amend the TSAT Merger Agreement to change the exchange ratio between TSAT capital stock and New PRIMESTAR capital stock to reflect the financial effects of such acquisition or actions (and if such an agreement is reached, TSAT will, as soon as practicable, resubmit the TSAT Merger Agreement, as amended, to its stockholders for approval and adoption).

  Other Actions. TSAT has agreed, subject to certain exceptions, to take no action that would reasonably be expected to cause (1) the failure of TSAT to perform and comply in all material respects with all agreements, obligations and conditions required by the TSAT Merger Agreement to be performed or complied with by TSAT on or prior to the TSAT Closing Date; (2) the failure of TSAT or New PRIMESTAR to obtain all necessary approvals or appropriate consents of any U.S. federal or state governmental entity or any other third party in connection with the consummation of the transactions contemplated by the TSAT Merger Agreement, including approvals and consents under the HSR Act and applicable FCC rules and regulations; or (3) the institution of any suit, action or proceeding challenging, seeking to restrain, prohibiting or adversely affecting in any material respect the consummation of the transactions contemplated by the TSAT Merger Agreement; or (4) any Material Adverse Effect on TSAT.

  New PRIMESTAR has agreed, subject to certain exceptions, to take no action that would reasonably be expected to cause (1) the failure of New PRIMESTAR to perform and comply in all material respects with all agreements, obligations and conditions required by the TSAT Merger Agreement, to be performed or complied with by New PRIMESTAR on or prior to the TSAT Closing Date; or (2) the failure of TSAT or New PRIMESTAR to obtain all necessary approvals or appropriate consents of any U.S. federal or state governmental entity in connection with the consummation of the transactions contemplated in the TSAT Merger Agreement, including approvals and consents under the HSR Act and applicable FCC rules and regulations.

ADDITIONAL COVENANTS

  Access to Information; Confidentiality. TSAT has agreed to afford to New PRIMESTAR reasonable access during the period prior to the TSAT Effective Time to TSAT's properties, books, contracts, commitments, personnel and records. TSAT has further agreed to use its best efforts in good faith to obtain all waivers and consents necessary under any confidentiality or non-disclosure agreement to afford reasonable access to New PRIMESTAR. New PRIMESTAR has agreed, except as required by law, to hold, and to cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information becomes publicly available (otherwise than through the wrongful act of any such person or entity) and to use its best efforts to ensure that such persons

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

or entities do not disclose such information to others without the prior written consent of TSAT. New PRIMESTAR has further agreed, in the event of the termination of the TSAT Merger Agreement for any reason, to promptly return or destroy all documents containing nonpublic information so obtained from TSAT and any copies made of such documents.

  Other Covenants. New PRIMESTAR has agreed, upon the terms and subject to the conditions set forth in the TSAT Merger Agreement, to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with TSAT in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the TSAT Merger; provided, that New PRIMESTAR will not be required to agree to any prohibition, limitation or other requirements that would (i) prohibit or limit the ownership or operation by New PRIMESTAR or any of its subsidiaries or affiliates of any portion of the business or assets of New PRIMESTAR or any of its subsidiaries or affiliates, or to compel New PRIMESTAR or any of its subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of New PRIMESTAR or any of its subsidiaries or affiliates, or (ii) prohibit New PRIMESTAR or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of New PRIMESTAR or any of its subsidiaries or affiliates.

  TSAT has agreed, upon the terms and subject to the conditions set forth in the TSAT Merger Agreement, to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the TSAT Merger; provided, that TSAT will not be required to agree to (i) any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of New PRIMESTAR (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of New PRIMESTAR acquired by it on all matters properly presented to the stockholders of New PRIMESTAR; (ii) any change in TSAT's or the other Specified Class B Stockholders' rights in respect of the governance of New PRIMESTAR from that set forth in the New PRIMESTAR Charter and the New PRIMESTAR Bylaws, or any change in TSAT's or the other Specified Class B Stockholders' rights under the Stockholders Agreement, or any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT or the other Specified Class B Stockholders to exercise any such rights; (iii) any prohibition, limitation or other requirement that would impose limitations on the ability of any person or entity that (on and as of the date of the TSAT Merger Agreement) holds 5% or more of the TSAT Series A Common Stock or TSAT Series B Common Stock to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of TSAT or New PRIMESTAR (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of TSAT or New PRIMESTAR acquired by it on all matters properly presented to the stockholders of TSAT or New PRIMESTAR, as applicable; (iv) any change in the governance of TSAT from that set forth in the TSAT Charter and the TSAT Bylaws as in effect on the date of the TSAT Merger Agreement; or (v) take any action that requires the payment of, or the incurrence of an obligation to pay, any fee, cost or expense in excess of the amount that would have otherwise been payable by TSAT if it did not have obligations under the TSAT Merger Agreement, unless New PRIMESTAR will have agreed to advance such amount to TSAT.

  New PRIMESTAR has agreed that during the term of the TSAT Merger Agreement, New PRIMESTAR will reimburse TSAT for all reasonable costs and expenses (including reasonable legal and accounting costs) incurred by TSAT (i) in preparation of tax returns and other reports of governmental entities, (ii) for payment of any required taxes, franchise fees, NASDAQ fees and similar fees, (iii) in compliance with its reporting obligations under the Securities Act and the Exchange Act and (iv) to maintain directors and officers insurance on terms reasonably acceptable to New PRIMESTAR.

TERMINATION, AMENDMENT AND WAIVER

  The TSAT Merger Agreement may be terminated at any time prior to the TSAT Effective Time, whether before or after adoption thereof by the stockholders of TSAT and/or New PRIMESTAR, by (a) the mutual

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written consent of TSAT and New PRIMESTAR; (b) by New PRIMESTAR at any time after June 30, 1998, on ten days prior written notice to TSAT, if the TSAT Merger has not been consummated on or before June 30, 1998 and no FCC Event has occurred on or before the date of such notice, unless the failure to consummate the TSAT Merger is the result of a wilful and material breach of the TSAT Merger Agreement by New PRIMESTAR; or (c) by either TSAT or New PRIMESTAR on or after the earlier of (x) the 180th day following the first to occur of the FCC Events if the TSAT Merger has not been consummated on or before the end of such 180-day period, and (y) on the 18 month anniversary of the Closing Date (unless the failure to consummate the TSAT Merger is the result of a wilful and material breach of the TSAT Merger Agreement or the TSAT Stockholders Agreement by the party seeking to terminate the TSAT Merger Agreement); provided, however, that the passage of either such period shall be tolled for any part thereof during which either party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the TSAT Merger.

  In the event of termination of the TSAT Merger Agreement by either party as provided above, the TSAT Merger Agreement will become void and have no effect, and there will be no liability or obligation under the TSAT Merger Agreement on the part of either party (except to the extent that such termination results from the willful and material breach by one of the parties of any of its covenants or agreements set forth in the TSAT Merger Agreement).

  TSAT and New PRIMESTAR may amend the TSAT Merger Agreement by a written instrument signed on behalf of each of them at any time before or after the adoption thereof by the stockholders of TSAT and/or New PRIMESTAR, except that after such approval by such stockholders, no amendment may be made which by law requires further approval by such stockholders without such further approval. At any time prior to the TSAT Effective Time, either of the parties, by a written instrument signed on behalf of any such party, may extend the time for performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties required to be true and correct under the TSAT Merger Agreement or any document delivered pursuant thereto or, subject to the proviso of the previous sentence, waive compliance with any of the agreements or conditions contained in the TSAT Merger Agreement. The failure of either party to the TSAT Merger Agreement to assert any of its rights thereunder or otherwise will not constitute a waiver of such rights.

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                             THE ASKYB TRANSACTION

THE ASKYB AGREEMENT

  The following summary of the material provisions of the ASkyB Agreement does not purport to be complete and is qualified in its entirety by reference to the ASkyB Agreement, which is incorporated by reference herein and a copy of which (exclusive of certain exhibits and schedules) is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

 GENERAL

  On June 11, 1997, the Partnership, News Corp., MCI, ASkyB and, for certain purposes only, each of the Partners entered into the ASkyB Agreement, pursuant to which the ASkyB Transferors agreed to transfer certain assets relating to the DBS business, subject to certain liabilities related thereto, to New PRIMESTAR (or, if the Restructuring Transaction has not been consummated by March 8, 1998, to the Partnership). See "--Transfer of Assets and Assumption of Liabilities." If the ASkyB Transaction is consummated, such transfer is intended to qualify as part of the same tax-free exchange as the Restructuring Transaction pursuant to Section 351 of the Code (or, if the assets are transferred to the Partnership, as a tax-free exchange pursuant to Section 721 of the Code).

  Subject to the terms and conditions of the ASkyB Agreement, the closing of the ASkyB Transaction (the "ASkyB Closing") will take place, unless otherwise agreed among the Partnership and the ASkyB Transferors, on the day (the "ASkyB Closing Date") which is the later of (i) the Closing of the Restructuring Transaction and (ii) five days following the date on which the last of the conditions precedent to the ASkyB Transaction set forth in the ASkyB Agreement has been satisfied or waived. Among other things, it is a condition precedent to the closing of the ASkyB Transaction by New PRIMESTAR that, if the TSAT Merger shall have been consummated, the ASkyB Transaction shall have been approved by the holders of New PRIMESTAR Voting Common Stock, including the former holders of TSAT Common Stock, at an annual or special meeting of New PRIMESTAR. However, no vote of the TSAT stockholders will be taken at the Meeting regarding approval of the ASkyB Transaction and no proxies are being solicited in connection therewith.

 TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES

  Pursuant to the ASkyB Agreement, ASkyB, and each of News Corp. and MCI, on its own behalf and on ASkyB's behalf, will transfer and assign to New PRIMESTAR all of its rights, title and interests in and to certain specified contracts, commitments, agreements, arrangements, leases, licenses, purchase orders, memoranda of understanding and obligations relating to the DBS business (collectively, the "ASkyB Contracts"), including without limitation, all of News Corp.'s, MCI's and ASkyB's rights to work in process under such ASkyB Contracts. In addition, MCI, on its own behalf and on ASkyB's behalf, will transfer and assign to New PRIMESTAR all of MCI's rights, title and interests in, to and under all licenses, permits and other authorizations granted to MCI by the FCC with respect to the U.S. satellite business (the "MCI FCC Licenses"), including, without limitation, the authorization to construct, launch and operate satellites in the DBS service at 110(degrees) W.L. providing 28 transponder channels of service, together with all other rights of MCI and its affiliates with respect thereto. Further, to the extent that the ASkyB Contracts, the MCI FCC Licenses or the 110 Slot subsume any intellectual property rights, such rights will be conveyed, transferred and assigned to New PRIMESTAR by each ASkyB Transferor holding any such rights, on its own behalf and on behalf of ASkyB. The ASkyB Contracts, the MCI FCC Licenses, the 110 Slot and such intellectual property rights are hereinafter collectively referred to as the "ASkyB Transferred Assets."

  In addition to the consideration set forth below, in consideration for the transfer of the ASkyB Transferred Assets, at the ASkyB Closing, New PRIMESTAR will assume the respective obligations of the ASkyB Transferors under the ASkyB Contracts in accordance with their terms, to the extent that the ASkyB Transferors are not in default under such obligations at the ASkyB Closing Date (and would not be in default at the ASkyB Closing, assuming the giving of any applicable notices and lapse of any applicable waiting periods under such

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ASkyB Contracts) (collectively, the "ASkyB Assumed Liabilities"). Any liabilities relating to (i) the ASkyB Transferred Assets or the operations of ASkyB or any other ASkyB Transferor prior to the ASkyB Closing other than the ASkyB Liabilities or (ii) taxes in respect of the sale of the ASkyB Transferred Assets under the ASkyB Agreement, will be retained by ASkyB, News Corp. or MCI, as the case may be, except that any sales or other transfer taxes resulting from the transfer of the ASkyB Transferred Assets will be borne equally by ASkyB and New PRIMESTAR (the "ASkyB Retained Liabilities").

 CONSIDERATION TO BE RECEIVED IN THE ASKYB TRANSACTION

  Aggregate Consideration. In addition to assumption of the ASkyB Assumed Liabilities, as consideration for the transfer and assignment of the ASkyB Transferred Assets, New PRIMESTAR will pay to ASkyB, for its benefit and the benefit of each of the other ASkyB Transferors, by delivery of a combination of New PRIMESTAR Convertible Preferred Stock and, at New PRIMESTAR's option, cash and/or New PRIMESTAR Convertible Subordinated Notes, an amount equal to the ASkyB Valuation (as defined below) (the "Total Consideration"). "ASkyB Valuation" means the amount equal to (a) the aggregate amount expended by News Corp., MCI and ASkyB under and in connection with the ASkyB Contracts up to and including the business day immediately preceding the earlier of the ASkyB Closing Date and September 30, 1997, plus (b) the costs incurred in connection with the 110 Slot, which costs include $682.5 million, which was the price paid for the rights to the 110 Slot at an auction conducted by the FCC, plus
(c) interest, at the rate of 6% per annum, on the amounts set forth in (a) and
(b) from the respective payment dates of such amounts up to and including the business day immediately preceding the earlier of the ASkyB Closing Date and September 30, 1997; provided, however, that (i) in no event shall the amount set forth in (a) with respect to any ASkyB Contract exceed the sum of the aggregate amounts designated by the ASkyB Transferors with regard to such ASkyB Contract as "Paid to Date" and "Remaining Commitment," in the ASkyB Agreement, minus any remaining obligation of the ASkyB Transferors (or New PRIMESTAR, following the ASkyB Closing) under such ASkyB Contract as of the business day immediately preceding the earlier of the ASkyB Closing Date and September 30, 1997, and (ii) in no event shall the costs set forth in (b) exceed $683.6 million.

  At the ASkyB Closing, New PRIMESTAR will issue to ASkyB that number of shares (the "Consideration Shares") of New PRIMESTAR Convertible Preferred Stock which, upon conversion, will give ASkyB no more than 20% of the issued and outstanding capital stock of New PRIMESTAR, immediately after giving effect to such conversion if converted on the ASkyB Closing Date; provided, that in no event will the aggregate stated liquidation value of the Consideration Shares exceed the Total Consideration; and provided, further, that, if ASkyB is permitted to receive a larger proportion of the Total Consideration in shares of New PRIMESTAR Convertible Preferred Stock (without delaying the receipt of any FCC approval required under the ASkyB Agreement), New PRIMESTAR will have the option of delivering such larger number of shares as part of the Consideration Shares. The number of shares of New PRIMESTAR Class A Common Stock issuable upon conversion (the "Conversion Shares") of the Consideration Shares will be determined in accordance with the first paragraph under the heading "Calculation of Number of Conversion Shares," below. If the aggregate stated liquidation value of the Consideration Shares is less than the Total Consideration, the remainder of the Total Consideration in excess of the aggregate stated liquidation value of the Consideration Shares will be paid, at New PRIMESTAR's option, by the payment to ASkyB, at the ASkyB Closing, of cash or the issuance of the New PRIMESTAR Convertible Subordinated Notes to ASkyB, having an original principal amount equal to such excess, or by a combination of the payment of cash and the issuance of New PRIMESTAR Convertible Subordinated Notes. In addition, New PRIMESTAR will reimburse ASkyB in cash for (i) any amounts expended by News Corp., MCI and ASkyB under and in connection with the ASkyB Contracts between September 30, 1997 and the ASkyB Closing Date, subject to the limitation set forth in the proviso to the definition of "ASkyB Valuation" set forth above (which for this purpose will be construed as if all references to the earlier of September 30, 1997 and the ASkyB Closing Date referred instead to the ASkyB Closing Date), plus (ii) interest, at the rate of 6% per annum, on the amount set forth in (i) from the respective dates such amounts were expended by the applicable ASkyB Transferor to the business day immediately preceding the ASkyB Closing Date. ASkyB

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

will accept MCI's proportionate share of the Consideration Shares and the Total Consideration on MCI's behalf, as its agent.

  At the ASkyB Closing, New PRIMESTAR will also issue to ASkyB New PRIMESTAR Convertible Subordinated Notes having an aggregate original principal amount equal to the Total Consideration minus the aggregate liquidation value of the Consideration Shares. The New PRIMESTAR Convertible Subordinated Notes shall bear interest at 5% per annum, payable in cash or, on or before the fourth anniversary of the ASkyB Closing, at the option of New PRIMESTAR, in shares of the non-voting New PRIMESTAR Class D Common Stock.

  Calculation of Number of Conversion Shares. At the ASkyB Closing Date, the aggregate number of Conversion Shares issuable upon the conversion of the Consideration Shares and the New PRIMESTAR Convertible Subordinated Notes, without giving effect to any adjustment provisions in the Certificate of Designation relating to the New PRIMESTAR Convertible Preferred Stock or the New PRIMESTAR Convertible Subordinated Notes but giving effect to the Restructuring Transaction on a pro forma basis, will be determined by dividing
(a) the ASkyB Valuation minus the portion of the Total Consideration paid in cash, if any, by (b) the Conversion Price (as defined below). "Conversion Price" will mean 120% of the quotient of (x) the PRIMESTAR Valuation (as defined below) plus all proceeds payable to New PRIMESTAR upon the exercise, conversion or exchange of outstanding Rights (as defined below), divided by
(y) the number of shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock outstanding on the ASkyB Closing Date, determined without giving effect to the Conversion Shares issuable upon conversion of the Consideration Shares and the New PRIMESTAR Convertible Subordinated Notes, plus the number of shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock issuable upon exercise of all outstanding options, warrants and other rights to acquire such common stock, and upon the conversion or exchange of all outstanding securities convertible into or exchangeable for such common stock, in each case to the extent then exercisable and "in the money" (collectively, the "Rights").

  "PRIMESTAR Valuation" means the amount equal to (x) the product of the aggregate number of PRIMESTAR Subscribers (as defined below) as of the ASkyB Closing Date, not to exceed 1,950,000, multiplied by $1,500, minus (y) indebtedness of New PRIMESTAR for borrowed money at the ASkyB Closing Date (including any such indebtedness incurred in connection with the Restructuring Transaction, but excluding (i) any indebtedness incurred to finance the construction and/or launch of any satellite or the lease of any satellite capacity (including indebtedness in respect of letters of credit relating to any such construction, launch or lease, capitalized interest and any refinancing of any such indebtedness), (ii) any indebtedness under, or any indebtedness incurred to finance any obligation of New PRIMESTAR under, any ASkyB Contract and (iii) an amount equal to the product of the aggregate number of PRIMESTAR Subscribers as of the ASkyB Closing Date in excess of 1,950,000 multiplied by actual direct costs incurred in connection with the acquisition of each such subscriber in excess of 1,950,000, which will include materials, labor and acquisition marketing costs but will not include overhead, national advertising and incremental programming fees), plus (z) to the extent not greater than (y) above, cash and cash equivalents of New PRIMESTAR on hand at the ASkyB Closing Date. "PRIMESTAR Subscriber," as of any date, means a subscriber to any U.S. satellite business operated by the Partnership and its affiliates or (following the Restructuring Transaction) New PRIMESTAR and its affiliates (the "PRIMESTAR DBS Service"), as of such date who (except as otherwise provided under "--Post-Closing Adjustment") (a) is no more than 60 days past due in payment (measured from the date the subscriber's invoice is issued), (b) has received and paid for in full the PRIMESTAR DBS Service for at least one month following the later of the date of activation and the conclusion of one or two promotional "free" months, if any, and (c) became a subscriber as a result of ordinary marketing practices in the normal course of business. Any subscriber who meets the requirements of
(b) and (c) but is more than 60 days but less than 91 days past due in payment will be deemed one-half of a PRIMESTAR Subscriber for the purpose of calculating the PRIMESTAR Valuation.


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

  Post-Closing Adjustment. At the ASkyB Closing, the PRIMESTAR Valuation used to determine the number of Consideration Shares issuable to ASkyB will be based on all PRIMESTAR Subscribers at the ASkyB Closing Date, including, without limitation, those PRIMESTAR Subscribers who become subscribers 90 days or less prior to the ASkyB Closing Date, or, in the case of those subscribers receiving one (or two) initial "free" month(s) for promotional purposes, 120 days or less (or 150 days or less, as applicable) prior to the ASkyB Closing Date (such subscribers being referred to herein as the "ASkyB Recent PRIMESTAR Subscribers"); provided that for ASkyB Recent PRIMESTAR Subscribers, the requirements of clauses (a), (b) and (c) of the definition of PRIMESTAR Subscriber will not be taken into account. On the 151st day following the ASkyB Closing Date, the number of PRIMESTAR Subscribers as of the ASkyB Closing Date will be adjusted to take into account which ASkyB Recent PRIMESTAR Subscribers will be given full credit, one-half credit or no credit (based on the definition of PRIMESTAR Subscriber, including clauses (a), (b) and (c), and based on whether or not, and when, the ASkyB Recent PRIMESTAR Subscribers have made payment for their subscriptions), and the PRIMESTAR Valuation will be recomputed accordingly (the "Adjusted PRIMESTAR Valuation"). Following such recomputation, to the extent that the Adjusted PRIMESTAR Valuation is less than the original PRIMESTAR Valuation then, on such 151st day following the ASkyB Closing Date, the conversion price on the New PRIMESTAR Convertible Preferred Stock, and the conversion price under the New PRIMESTAR Convertible Subordinated Notes (if any) will be appropriately adjusted, so that (i) the aggregate number of Conversion Shares issuable under the New PRIMESTAR Convertible Preferred Stock and the New PRIMESTAR Convertible Subordinated Notes is equal to the number required pursuant to "-- Calculation of Number of Conversion Shares," determined using the Adjusted PRIMESTAR Valuation for the PRIMESTAR Valuation, and (ii) the aggregate number of Conversion Shares issuable under the New PRIMESTAR Convertible Preferred Stock does not exceed 20% of the issued and outstanding capital stock of New PRIMESTAR.

 FAILURE TO CONSUMMATE THE RESTRUCTURING TRANSACTION

  In the event that (a) the Closing of the Restructuring Transaction has not occurred by March 8, 1998, and (b) the conditions precedent to the ASkyB Transaction have otherwise been satisfied, the ASkyB Transferors will have the right to cause the ASkyB Transferred Assets to be transferred to the Partnership and the transactions otherwise contemplated by the ASkyB Agreement to close. In such event, (i) the ASkyB Transferors and the Partnership will mutually agree to substitute consideration for the New PRIMESTAR Convertible Preferred Stock and the New PRIMESTAR Convertible Subordinated Notes which will, in the aggregate, give the ASkyB Transferors the same value that they would have received had the ASkyB Transferred Assets been transferred to New PRIMESTAR, and which substitute consideration will contain appropriate terms and conditions for adjustment or further substitution in the event that a roll-up or similar restructuring subsequently occurs, and (ii) all references to "New PRIMESTAR" in the ASkyB Agreement will be deemed to be references to "the Partnership" unless the context otherwise requires.

 REPRESENTATIONS AND WARRANTIES

  Representations and Warranties of the Partnership. The ASkyB Agreement contains customary representations and warranties of the Partnership including, without limitation, representations and warranties relating to (1) required governmental filings; (2) the noncontravention by the ASkyB Transaction of the Partnership's organizational documents, loan documents and applicable laws and regulations; (3) the capitalization of New PRIMESTAR; (4) the Partnership's financial statements; (5) the absence of certain material adverse changes in the Partnership's business; (6) tax matters; (7) intellectual property rights; (8) the validity and enforceability of certain material agreements to which the Partnership is a party; (9) the absence of any undisclosed material litigation; (10) certain employee matters; (11) the material compliance by the Partnership with all laws (including environmental laws); (12) the existence and validity of all requisite material FCC authorizations for the business and operations of the Partnership as currently conducted (the "Partnership FCC Licenses"); (13) the compliance with certain regulatory laws and regulations applicable to the Partnership's U.S. satellite business, and with the terms and conditions of all applicable Partnership FCC Licenses; (14) the operation of all satellites used or currently planned to be used by the Partnership; (15) the validity and enforceability of insurance policies associated with any satellite or ancillary facility related to a Partnership FCC

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

License; (16) the Partnership's possession of adequate non-FCC governmental authorizations necessary for the Partnership to conduct its U.S. satellite business; (17) the receipt of requisite FCC approvals and the making of necessary FCC filings by the Partnership in connection with the ASkyB Transaction, except with respect to the transfer of the 110 Slot and the MCI FCC Licenses; and (18) the absence of any brokers' or similar fees with respect to the ASkyB Transaction, other than such fees due to Morgan Stanley & Co. Incorporated.

  Representations and Warranties of News Corp., MCI and ASkyB. The ASkyB Agreement contains customary representations and warranties of each of News Corp. and ASkyB, jointly and severally (with respect to representations and warranties relating to News Corp. and ASkyB) and MCI, severally and not jointly (with respect to representations and warranties relating to MCI), including, without limitation, representations and warranties relating to (1) required governmental filings; (2) the absence of any violation by ASkyB of any provision of its organizational documents; (3) the noncontravention by the ASkyB Transaction of (i) the organizational documents of News Corp., MCI or ASkyB, (ii) applicable laws and regulations applicable to News Corp., MCI or ASkyB, or (iii) any of the ASkyB Transferred Assets or loan documents applicable to News Corp., MCI or ASkyB; (4) the payment by the ASkyB Transferors of the amounts designated by them as "Paid to Date" under the ASkyB Contracts, and the maximum amount on the ASkyB Closing Date of the remaining commitments under the ASkyB Contracts; (5) the material compliance by News Corp., MCI and ASkyB with their respective obligations under the ASkyB Contracts, and the validity and enforceability of the ASkyB Contracts; (6) intellectual property rights relating to the ASkyB Transferred Assets; (7) the absence of any undisclosed material litigation; (8) the material compliance by each of News Corp., MCI, ASkyB and the ASkyB Transferred Assets with all laws (including environmental laws); (9) the validity of the MCI FCC Licenses;
(10) the material compliance by MCI with certain applicable regulatory laws and regulations and with the terms and conditions of all applicable MCI FCC Licenses; (11) the absence of any FCC license held by ASkyB or News Corp. in connection with the U.S. satellite business; (12) the validity and enforceability of insurance policies associated with any satellite or other facility related to the U.S. satellite business contemplated to be operated by News Corp., MCI and ASkyB; (13) the receipt of requisite FCC approvals and the making of necessary FCC filings by MCI in connection with the ASkyB Transaction; (14) MCI's aggregate payments to the United States of $682.5 million with respect to the 110 Slot, which represents the entire auction price payable to the United States or any department or instrumentality thereof with respect to the 110 Slot; (15) the absence of any rights with respect to the 110 Slot on the part of any person other the ASkyB Transferors and their respective affiliates, and the rights being transferred under the ASkyB Agreement with regard to the 110 Slot constituting all of the rights held by the ASkyB Transferors and their respective affiliates with regard to the 110 Slot; and (16) the absence of any brokers' or similar fees with respect to the ASkyB Transaction.

 CONDITIONS TO THE ASKYB TRANSACTION

  Conditions Precedent to Obligations of New PRIMESTAR. The obligations of New PRIMESTAR to consummate the transactions contemplated by the ASkyB Agreement are subject to the fulfillment or waiver prior to or at the ASkyB Closing of certain conditions, including, among others, (a) the accuracy of the representations and warranties of the ASkyB Transferors; (b) performance by the ASkyB Transferors of material obligations and covenants; (c) the absence of any statute, law, judgment, decree, injunction, rule or order of any governmental entity that prohibits, restricts or delays consummation of the ASkyB Transaction and the absence of any pending suit, action or proceeding by any such governmental entity in which the relief sought would (1) have any such effect, (2) impose any restriction on the right of New PRIMESTAR or the Partnership to operate the 110 Slot, other than certain general and customary restrictions and other non-material restrictions, (3) impose any change in the management or ownership (other than by the ASkyB Transferors) of New PRIMESTAR or the Partnership, or in any voting or other rights of, or arrangements among, its equity holders from that set forth in the summary of business terms relating to the Restructuring Transaction, other than such changes which, individually or in the aggregate, do not materially affect the management or ownership rights of any equity holder or partner of New PRIMESTAR or the Partnership or any affiliate thereof (other than the ASkyB Transferors), or
(4) impose a requirement that New PRIMESTAR or the Partnership dispose of the medium power satellite business currently operated by the Partnership or any restriction on the right of New

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

PRIMESTAR or the Partnership to operate the medium power satellite business currently operated by the Partnership, other than certain general and customary restrictions and other non-material restrictions; (d) the filing or receipt of all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental authority necessary for the consummation of the ASkyB Transaction (or, if New PRIMESTAR and the ASkyB Transferors determine to implement an Acceptable Alternative Arrangement as described below, necessary for the consummation of such Acceptable Alternative Arrangement); (e) receipt by the ASkyB Transferors of all necessary third party consents for the assignment of the ASkyB Contracts or, in the absence of any required consent, receipt by New PRIMESTAR of the benefits of each such ASkyB Contract to the same extent as if New PRIMESTAR were the contracting party; (f) receipt by New PRIMESTAR of a copy of certain resolutions adopted by the board of directors of each ASkyB Transferor, certain certificates of each ASkyB Transferor and certain legal opinions from counsel to ASkyB and News Corp. and counsel to MCI; (g) receipt by New PRIMESTAR of reasonably satisfactory executed assignments of the ASkyB Contracts from the ASkyB Transferors; and (h) the satisfaction or waiver of all conditions with regard to the consummation of the Restructuring Transaction by the beneficiary of such conditions, subject to certain provisions of the ASkyB Agreement, described under "--Failure to Consummate the Restructuring Transaction."

  In addition, the ASkyB Agreement requires New PRIMESTAR to bear certain risks in connection with the process of obtaining regulatory approval of the ASkyB Transaction, including the divestiture of all rights of the Partnership and any of the Partners under Tempo's FCC authorizations with respect to the 11 transponder channels at 119(degrees) W.L., if required as a condition to such approval.

  Conditions Precedent to Obligations of ASkyB Transferors. The obligations of the ASkyB Transferors to consummate the transactions contemplated by the ASkyB Agreement are subject to the fulfillment or waiver prior to or at the ASkyB Closing of certain conditions, including, among others (a) the accuracy of the representations and warranties of the Partnership to the ASkyB Transferors and the representations and warranties of New PRIMESTAR contained in an assumption agreement among the parties to the ASkyB Agreement and New PRIMESTAR, pursuant to which New PRIMESTAR will assume the rights and obligations of the Partnership under the ASkyB Agreement (the "New PRIMESTAR Assumption Agreement"); (b) performance by the Partnership, the Partners and New PRIMESTAR of material obligations and covenants; (c) the absence of any statute, law, judgment, decree, injunction, rule or order of any governmental entity that prohibits, restricts or delays consummation of the ASkyB Transaction; (d) the filing or receipt of all authorizations, consents orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental authority necessary for the consummation of the ASkyB Transaction; (e) receipt by the ASkyB Transferors of a copy of certain resolutions adopted by the Partners Committee of the Partnership and the New PRIMESTAR Board, certain certificates of each of the Partnership and New PRIMESTAR and certain legal opinions from counsel to the Partnership and New PRIMESTAR; (f) execution and delivery of the New PRIMESTAR Assumption Agreement to the ASkyB Transferors; (g) New PRIMESTAR having entered into the ASkyB Registration Rights Agreement (as defined below under "--Registration Rights"); (h) execution and delivery by New PRIMESTAR to the ASkyB Transferors of a reasonably satisfactory instrument whereby New PRIMESTAR assumes the ASkyB Assumed Liabilities; and (i) the satisfaction or waiver of all conditions with regard to the consummation of the Restructuring Transaction, subject to certain provisions of the ASkyB Agreement, described under "-- Failure to Consummate the Restructuring Transaction."

 ACCEPTABLE ALTERNATIVE ARRANGEMENT

  In addition to the conditions described above, the obligations of New PRIMESTAR to consummate the transactions contemplated by the ASkyB Agreement are also subject to either (1) the receipt, prior to or at the ASkyB Closing, of an order adopted by the full FCC which has not been reversed, reconsidered, stayed, enjoined, set aside, annulled or suspended and the 30 day period for any such action on the FCC's own motion having expired ("FCC Approval") with respect to the grant of the license for the 110 Slot to MCI and assignment of such license to New PRIMESTAR or its designee or (2) the implementation of an arrangement satisfactory to New PRIMESTAR and its counsel and to the ASkyB Transferors and their respective counsel to ensure New

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PRIMESTAR's continuous, irrevocable (subject to renewal by the FCC) and exclusive right to use, and subject to applicable regulatory provisions, to direct the use of the capacity of the 110 Slot (including, without limitation, all rights with respect to any successor satellites), at no further cost to New PRIMESTAR, in excess of the costs that New PRIMESTAR would have incurred if New PRIMESTAR held the authorizations for the 110 Slot directly, to the same effect as if New PRIMESTAR were the FCC licensee of (or owner of the FCC licensee of) the 110 Slot (an "Acceptable Alternative Arrangement"). The parties to the ASkyB Agreement have agreed that, notwithstanding anything contained in the ASkyB Agreement to the contrary, to the maximum extent allowable under the Communications Act, and the published policies, rules and regulations of the FCC, even if the parties implement an Acceptable Alternative Arrangement in lieu of transferring the 110 Slot to New PRIMESTAR or its designee, New PRIMESTAR will have the continuing right and option, exercisable in its sole discretion and at no further cost to New PRIMESTAR, to require the ASkyB Transferors to immediately assign (or cause the owner thereof to assign) the 110 Slot to New PRIMESTAR or any designee of New PRIMESTAR, upon receipt of FCC Approval with respect to such assignment, in which case the Acceptable Alternative Arrangement will be canceled concurrently with the effectiveness of such assignment.

 COVENANTS

  New PRIMESTAR and MCI have agreed that, following the ASkyB Closing, MCI will have the non-exclusive right to bundle the PRIMESTAR DBS Service with MCI's telephony service offerings, on mutually agreeable terms. In addition, MCI and the Partnership have agreed to expeditiously seek FCC Approval of the assignment of the 110 Slot to New PRIMESTAR or its designee, and each of the ASkyB Transferors, the Partnership and New PRIMESTAR have agreed to take all steps necessary, including the implementation of an Acceptable Alternative Arrangement, to obtain such FCC Approval; provided, however, that neither New PRIMESTAR nor the Partnership will be obligated to accept (as a condition to receipt of such FCC Approval or otherwise) (i) any restriction on the right of New PRIMESTAR or the Partnership to operate the 110 Slot, including, without limitation, the right to use all 28 transponder frequencies authorized thereunder to provide high power DBS services, other than any such restrictions generally imposed on operators of high power DBS services by applicable rules, regulations and published policies of the FCC and restrictions of the types generally and customarily imposed by the FCC on operators of high power DBS services and such other restrictions which, individually or in the aggregate, are not material, (ii) any change in the management or ownership (other than by the ASkyB Transferors) of New PRIMESTAR or the Partnership, or in any voting or other rights of, or arrangements among, its equity holders from that set forth in the summary of business terms relating to the Restructuring Transaction, other than such changes which, individually or in the aggregate, do not materially affect the management or ownership rights of any equity holder or partner of New PRIMESTAR or the Partnership or any affiliate thereof (other than the ASkyB Transferors), or
(iii) a requirement that New PRIMESTAR or the Partnership dispose of the medium power satellite business currently operated by the Partnership or any restriction on the right of New PRIMESTAR or the Partnership to operate the medium power satellite business currently operated by the Partnership, other than such restrictions generally imposed on operators of medium power satellite services by applicable rules, regulations and published policies of the FCC and restrictions of the types generally and customarily imposed by the FCC on operators of medium power satellite services and such other restrictions which, individually or in the aggregate, are not material.

  In addition, it was agreed that, for the period beginning on the ASkyB Closing Date and ending on the tenth anniversary of the ASkyB Closing Date, none of News Corp., ASkyB or any of their respective affiliates will
(i) engage directly or indirectly in any U.S. satellite business; (ii) directly and actively participate or assist in the conduct of any U.S. satellite business by any other person or group of persons (other than New PRIMESTAR) by means of any management, advisory, operating or similar agreement or arrangement or joint venture, or (iii) have any direct, or through an affiliate, any indirect ownership interest or other investment in any person or group of persons (other than New PRIMESTAR) engaged in any U.S. satellite business, as a security holder, partner, joint venturer or otherwise; provided, however, that the foregoing will not prohibit News Corp. or ASkyB or their respective affiliates from (x) acquiring or holding for investment purposes less than 5% of certain publicly traded securities, even if the issuer is engaged in the U.S. satellite business, (y) owning a non-controlling

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

interest in EchoStar for a period of five years following the ASkyB Closing Date, or (z) engaging in a U.S. satellite business which is directed to a non-English speaking audience and containing programming, 90% of which is conducted 90% of the time via a language other than English; and provided, further, that the foregoing will not restrict (a) News Corp. or any of its affiliates from providing programming of any kind to any U.S. satellite business or (b) the existing operations of News Corp.'s subsidiaries engaged in providing digital broadcasting system design and integration services, conditional access systems, digital compression systems and subscription management systems. Furthermore, News Corp. and ASkyB agreed that New PRIMESTAR will have the right to specific performance with respect to the foregoing non-competition provisions.

  Each of the Partnership, the Partners and New PRIMESTAR agreed to discontinue and, in the case of New PRIMESTAR, to cause its stockholders to discontinue, with prejudice, as of the ASkyB Closing Date, any actions brought by any of them, to the extent that any such action directly relates to the 110 Slot. In addition, in connection with the application to the FCC to transfer the 110 Slot, the Partnership has agreed to advise the FCC in writing that the concerns raised in its application for review and petition to deny would be rendered moot by the FCC's approval of the assignment of the license for the 110 Slot to the Partnership.

  Each of News Corp., MCI, ASkyB and the Partnership has agreed, with the cooperation of one another, to use commercially reasonable efforts to obtain all regulatory approvals, including, without limitation, approvals from the FCC, the Department of Justice and the FTC, necessary to consummate the ASkyB Transaction. If any such regulatory approvals are not received, each of News Corp., MCI, ASkyB and the Partnership has agreed to cooperate in good faith and take all commercially reasonable steps to restructure the ASkyB Transaction so that such regulatory approvals are received; provided, that the economic costs and risks of any such restructuring will be borne 100% by the ASkyB Transferors. However, neither New PRIMESTAR nor the Partnership will be obligated to accept (as a condition to receipt of such regulatory approvals or otherwise) (i) any restriction on the right of New PRIMESTAR or the Partnership to operate the 110 Slot, including, without limitation, the right to use all 28 transponder frequencies authorized thereunder to provide high power DBS services, other than certain general and customary restrictions and other non-material restrictions, (ii) any change in the management or ownership (other than by the ASkyB Transferors) of New PRIMESTAR or the Partnership, or in any voting or other rights of, or arrangements among, its equity holders from that set forth in the summary of business terms relating to the Restructuring Transaction, other than such changes which, individually or in the aggregate, do not materially affect the management or ownership rights of any equity holder or partner of New PRIMESTAR or the Partnership or any affiliate thereof (other than the ASkyB Transferors), or (iii) a requirement that New PRIMESTAR or the Partnership dispose of the medium power satellite business currently operated by the Partnership or any restriction on the right of New PRIMESTAR or the Partnership to operate the medium power satellite business currently operated by the Partnership, other than certain general and customary restrictions and other non-material restrictions.

  In addition to the foregoing covenants and certain additional covenants contained in the ASkyB Agreement, (1) the parties have agreed that any sales or other transfer taxes resulting from the transfer of the ASkyB Transferred Assets will be borne equally by ASkyB and New PRIMESTAR; (2) the Partnership has agreed to cause New PRIMESTAR to enter into the New PRIMESTAR Assumption Agreement, whereby New PRIMESTAR will assume the rights and obligations of the Partnership under the ASkyB Agreement, and the Partnership has further agreed to cause the execution of such assumption agreement concurrently with the consummation of the Restructuring Transaction; (3) New PRIMESTAR has agreed, at the ASkyB Closing, but prior to the issuance of New PRIMESTAR Convertible Preferred Stock to ASkyB, to transfer its rights to all licenses relating to the 110 Slot to a subsidiary of New PRIMESTAR upon obtaining FCC Approval for such transfer; (4) MCI has agreed to take all actions necessary to keep the MCI FCC Licenses in full force and effect until the ASkyB Closing Date; (5) the Partnership and News Corp. have agreed to negotiate in good faith to endeavor to reach agreement on terms of a carriage agreement between New PRIMESTAR and FX Networks, LLC, Fox News Network, LLC and the Family Channel, a division of International Family Entertainment, Inc. relating to carriage of such networks on the PRIMESTAR DBS Service, which agreement will include the terms described below under "--Carriage Agreement;" (6) the Partnership has agreed, during the period between the

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

execution of the ASkyB Agreement and the ASkyB Closing Date, except to the extent necessary to effect the Restructuring Transaction, to conduct its business in a regular manner and use commercially reasonable efforts, in the ordinary course of business, to preserve its business and the goodwill and business of the parties having business relations with the Partnership, to maintain its present employees and to perform and observe all terms, covenants and conditions required to be performed and observed by it under its contracts (other than in connection with Tempo's FCC authorizations with respect to the 11 transponder channels at 119(degrees) W.L.); (7) each of the ASkyB Transferors has agreed to conduct its business with respect to the ASkyB Transferred Assets in a regular manner and use commercially reasonable efforts, in the ordinary course of business, to preserve the goodwill of the parties having business relations with such ASkyB Transferor with respect to any ASkyB Transferred Assets and to perform and observe all terms, covenants and conditions required to be performed and observed by it under its ASkyB Contracts and all FCC and other governmental authorizations with respect to the ASkyB Transferred Assets; and (8) the Partnership has agreed to bear certain risks in connection with the process of obtaining regulatory approval of the ASkyB Transaction, including the divestiture of all rights of the Partnership and any of the Partners under Tempo's FCC authorizations with respect to the 11 transponder channels at 119(degrees) W.L., if such divestiture is required.

  INDEMNIFICATION

  Pursuant to the ASkyB Agreement, News Corp. and ASkyB, jointly and severally, and MCI, severally and not jointly, have agreed to indemnify New PRIMESTAR, the Partnership and their respective partners, shareholders, officers, directors, employees, agents and affiliates (the "New PRIMESTAR Indemnified Parties") and hold each of them harmless at all times from and after the ASkyB Closing Date against and in respect of any and all judgments, costs, damages, losses, liabilities, taxes and deficiencies and penalties and interest thereon, including reasonable attorneys' fees (collectively, "Losses") incurred by the New PRIMESTAR Indemnified Parties as a result of (a) any breach of a representation, warranty, covenant or agreement of the ASkyB Transferors made under the ASkyB Agreement and (b) the ASkyB Retained Liabilities; provided, that "Losses" will not include any amounts which are indemnifiable under the Indemnification Agreement dated as of June 11, 1997 among News Corp., TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse and GE Americom (the "ASkyB Indemnification Agreement"). The ASkyB Agreement also provides that New PRIMESTAR will indemnify the ASkyB Transferors and their respective shareholders, officers, directors, employees, agents and affiliates (the "ASkyB Transferor Indemnified Parties") and hold each of them harmless at all times from and after the ASkyB Closing Date against and in respect of any Losses incurred by the ASkyB Transferor Indemnified Parties as a result of (a) any breach of a representation, warranty, covenant or agreement of the Partnership or New PRIMESTAR made under the ASkyB Agreement, or (b) nonfulfillment by New PRIMESTAR of its obligations with respect to the ASkyB Assumed Liabilities. The parties to the ASkyB Agreement further agreed that the indemnity rights set forth in the ASkyB Agreement and in the ASkyB Indemnification Agreement are intended to be their exclusive monetary remedies in connection with the ASkyB Agreement and the transactions contemplated thereby; provided that such indemnity rights will not limit the availability of specific performance, injunctive relief or other equitable remedies to which a party may otherwise be entitled.

  TERMINATION

  The ASkyB Agreement is subject to termination at any time prior to the ASkyB Closing Date by (a) mutual written consent of the parties thereto; (b) either the Partnership (prior to consummation of the Restructuring Transaction) or New PRIMESTAR (after consummation of the Restructuring Transaction) or the ASkyB Transferors (1) if any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator which prohibits or materially restricts consummation of the transactions contemplated by the ASkyB Agreement has been issued and has become final and nonappealable, or (2) if the waiting period under the HSR Act has not expired or been terminated on or before June 30, 1998; (c) either the Partnership (prior to consummation of the Restructuring Transaction) or New PRIMESTAR (after consummation of the Restructuring Transaction), at any time after June 30, 1998, if any of the conditions precedent to the obligations of New PRIMESTAR have become incapable of fulfillment and have not been

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

waived by the Partnership or New PRIMESTAR, as applicable; (d) the ASkyB Transferors, at any time after June 30, 1998, if any of the conditions precedent to the obligations of the ASkyB Transferors have become incapable of fulfillment and have not been waived by the ASkyB Transferors; provided, however, that the party seeking termination pursuant to (b), (c) or (d) above is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in the ASkyB Agreement.

REGULATORY APPROVALS

  HSR Act and Antitrust Matters. Under the HSR Act, and the rules promulgated thereunder by the FTC, the ASkyB Transaction may not be consummated until (i) applicable Notification and Report Forms have been submitted and certain information has been furnished to the FTC and the Antitrust Division; and (ii) required waiting periods have expired or terminated. Each of the Partnership, on behalf of New PRIMESTAR or, alternatively, on behalf of itself in the event the Restructuring Transaction is not consummated, Rupert Murdoch, News Corp. and MCI Communications Corporation have filed Notification and Report Forms with the FTC and the Antitrust Division. All of such filings were made on July 18, 1997. On August 15, 1997, the Antitrust Division asked for further information about the ASkyB Transaction. Until all recipients of the Antitrust Division's request for additional information substantially comply with the request, the waiting period under the HSR Act is suspended. TSAT has been advised that all of the recipients of such request for additional information have certified to the FTC and the Antitrust Division that they are in substantial compliance with such request. The parties to the ASkyB Transaction consented to a voluntary tolling of the waiting period under the HSR Act until February 2, 1998. Each of News Corp., MCI, ASkyB and the Partnership has agreed, pursuant to the ASkyB Agreement, to use its commercially reasonable efforts to obtain all approvals from regulatory authorities, including, without limitation, the FCC, the Department of Justice and the FTC, necessary to consummate the transactions contemplated by the ASkyB Agreement.

  Antitrust authorities, including the Antitrust Division and the FTC, often scrutinize the legality under the antitrust laws of transactions such as the ASkyB Transaction. The termination of the HSR Act waiting periods does not preclude such authorities from challenging the ASkyB Transaction (or any part thereof) on antitrust grounds. Accordingly, at any time before or after the consummation of the ASkyB Transaction and notwithstanding the expiration or termination of the HSR Act waiting periods, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the consummation of the ASkyB Transaction (or any part thereof). Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

  If the waiting period under the HSR Act has not expired or been terminated on or before June 30, 1998, or if any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator which prohibits or materially restricts consummation of the transactions contemplated by the ASkyB Agreement has been issued and has become final and nonappealable, either the Partnership (prior to consummation of the Restructuring Transaction) or New PRIMESTAR (after consummation of the Restructuring Transaction) or the ASkyB Transferors may terminate the ASkyB Agreement, pursuant to its terms, provided, however, that the party seeking termination is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in the ASkyB Agreement.

  FCC Approval Process. Consummation of the ASkyB Transaction is subject to either (i) the receipt of an order adopted by the FCC which has not been reversed, reconsidered, stayed, enjoined, set aside, annulled or suspended and the expiration of the 30 day period for any such action on the FCC's own motion with respect to the grant of the license for the 110 Slot to MCI and assignment of such license to New PRIMESTAR or its designee or (ii) the implementation of an Acceptable Alternative Arrangement. On August 15, 1997, the Partnership and MCI filed the Assignment Application with the FCC for consent to the assignment to New PRIMESTAR of the high power DBS authorizations and certain other assets owned by MCI. See "REGULATORY MATTERS--Required FCC Approvals." The Assignment Application must be approved by the FCC before the consummation of the ASkyB Transaction. The FCC placed the Assignment Application on

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

Public Notice for comments. While MCI has a contractual obligation to maintain its due diligence at the FCC with respect to its DBS authorizations that are subject to the Assignment Application, there can be no assurance that MCI will do so.

  Numerous parties have filed comments and petitions to deny with regard to the Assignment Application. The petitions and comments urge the FCC to either deny the Assignment Application or to condition its approval. The Partnership, MCI and News Corp. filed separate oppositions to these petitions. Replies were filed on October 20, 1997. The issues raised in these petitions, comments and replies include the following: (1) opposition to the Partnership or New PRIMESTAR holding the 110(degrees) W.L. authorization; (2) opposition to the Partnership or New PRIMESTAR simultaneously holding authorizations for both the 110(degrees) W.L. orbital position (28 transponders) and the 119(degrees) W.L. orbital position (11 transponders), which together represent about 40% of the total transponder capacity in the three orbital positions allocated to the U.S. for DBS service that provide full CONUS visibility; (3) requests for extension of the FCC's rules governing access to satellite delivered programming to News Corp. and expansion of those rules to programming not delivered by satellite (such as broadcast television stations), and (4) issues relating to the possible applicability of the foreign ownership restrictions of Section 310(b) of the Communications Act. There can be no assurance that the FCC's review of these and other documents or the Assignment Application will be favorable, or that the FCC will not impose conditions unacceptable to New PRIMESTAR, MCI, ASkyB or News Corp. in connection with its review. See "RISK FACTORS--Risks of Adverse Government Regulations and Adjudications" and "REGULATORY MATTERS--Required FCC Approvals."

REGISTRATION RIGHTS

  In connection with the ASkyB Transaction, New PRIMESTAR and ASkyB will enter into a Registration Rights Agreement (the "ASkyB Registration Rights Agreement") with respect to the shares of New PRIMESTAR Class A Common Stock (or other securities of New PRIMESTAR) issuable upon the conversion of the New PRIMESTAR Class D Common Stock issuable upon conversion of (or as dividends or interest in respect of) (A) the New PRIMESTAR Convertible Subordinated Notes and (B) shares of New PRIMESTAR Convertible Preferred Stock issued to ASkyB pursuant to the ASkyB Agreement and any other shares of capital stock of New PRIMESTAR issued in respect of (or that become issuable upon conversion of the New PRIMESTAR Class D Common Stock (or other securities in lieu of) such shares of New PRIMESTAR Class A Common Stock (or other such securities) as a result of stock splits, stock dividends or other distributions, reclassifications, recapitalizations, mergers, consolidations, reorganizations or similar events (collectively, the "ASkyB Registrable Shares"). Any ASkyB Registrable Share will cease to be an ASkyB Registrable Share when (i) a registration statement covering such ASkyB Registrable Share has been declared effective by the SEC and such ASkyB Registrable Share has been disposed of pursuant to such effective registration statement, or (ii) such ASkyB Registrable Share may be publicly resold without registration under the Securities Act (and without limitation as to volume or manner of sale or both).

  Pursuant to the ASkyB Registration Rights Agreement, at any time after the earlier to occur of (i) the date that is six months after the date of the ASkyB Registration Rights Agreement and (ii) any date New PRIMESTAR meets the requirements for use of Form S-3 under the Securities Act, the ASkyB Stockholders (as defined below) collectively will have the right (an "ASkyB Demand Registration"), by written notice, to require New PRIMESTAR, on up to three separate occasions, to register under the Securities Act all or any portion of the ASkyB Registrable Shares designated by such ASkyB Stockholder. Each ASkyB Demand Registration must include ASkyB Registrable Shares with an aggregate market value of at least $150 million (unless the aggregate market value of the remaining shares is less than $150 million, in which case the number of ASkyB Registrable Shares to be registered may be equal to or less than all the remaining shares).

  If New PRIMESTAR proposes to register shares of New PRIMESTAR Class A Common Stock under the Securities Act for cash pursuant to either an underwritten public offering, broker-dealer transactions, or a combination of the foregoing (other than in connection with a dividend reinvestment, employee benefit, stock option or similar plan, a transaction to which Rule 415 under the Securities Act applies, or an offering of rights,

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

warrants or securities directly or indirectly convertible into or exchangeable or exercisable for New PRIMESTAR Class A Common Stock), then New PRIMESTAR will be required to offer the ASkyB Stockholders the opportunity, subject to certain conditions and limitations, to include in such registration statement such number of ASkyB Registrable Shares as such ASkyB Stockholder may request.

  In connection with any registration effected pursuant to the ASkyB Registration Rights Agreement, the ASkyB Stockholders will be required to pay all fees and disbursements of their own counsel and advisers, all stock transfer taxes (including the cost of all transfer tax stamps), all underwriting or brokerage discounts, commissions and fees and any other expenses incurred by the ASkyB Stockholders in connection with the distribution of the Registrable Shares that have not expressly been assumed by New PRIMESTAR. New PRIMESTAR will be obligated to pay the registration fee payable under the Securities Act, blue sky fees and expenses, if applicable (subject to certain limitations), NASD filing fees, listing fees and expenses, printing, distribution and mailing costs and all fees and disbursements of New PRIMESTAR's counsel, transfer agent and accountants.

  "ASkyB Stockholders" means ASkyB and any direct or indirect transferee of ASkyB of any or all of the New PRIMESTAR Convertible Subordinated Notes, the New PRIMESTAR Convertible Preferred Stock or the New PRIMESTAR Class D Common Stock or the New PRIMESTAR Class A Common Stock (or other securities) issued upon conversion of the New PRIMESTAR Convertible Subordinated Notes or the New PRIMESTAR Convertible Preferred Stock in a transaction other than (i) a transaction requiring registration under the Securities Act or (ii) a transaction exempt from registration under Rule 144 promulgated under the Securities Act.

CARRIAGE AGREEMENT

  In connection with the ASkyB Transaction, the Partnership agreed to certain terms of a carriage agreement (the "Carriage Agreement") to be entered into between New PRIMESTAR and FX Networks, LLC ("FX"), Fox News Network, LLC ("FNC"), Fox Sports Direct, LLC ("Fox Sports") and the Family Channel, a division of International Family Entertainment, Inc. ("Family Channel" and, together with FX, FNC and Fox Sports, the "Networks"), relating to the carriage of such Networks on the PRIMESTAR DBS Service. The Partnership agreed, among other things, to continue its current carriage of Family Channel and Fox Sports on the PRIMESTAR(R) medium power service and, at such time as New PRIMESTAR launches a high power service from the 110(degrees) W.L. orbital position, effective with such launch, to move Family Channel and Fox Sports to such service, launch FNC on such service and, upon 90 days notice to commence carriage, launch FX on such service. It was agreed that (i) in the case of the existing agreement with Family Channel, the term will continue until the expiration or termination of the term as provided in such agreement or the last day of the month following the tenth anniversary of June 11, 1997, (ii) in the case of the existing agreement with Fox Sports, there will be a five year renewal at the end of the term for residential distribution, with rates and other terms consistent with those that have been agreed to for residential distribution by similarly situated distributors, and with respect to commercial subscribers, the parties will negotiate in good faith to complete a distribution arrangement, and (iii) for all other Networks, the term will begin on the applicable launch date and continue until the last day of the month following the tenth anniversary of such launch date.

ASKYB INDEMNIFICATION AGREEMENT

  In connection with the ASkyB Transaction, News Corp., TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse and GE Americom entered into the ASkyB Indemnification Agreement. The ASkyB Indemnification Agreement provides that News Corp. will indemnify each PRIMESTAR Indemnitee (as defined below) against, and hold it harmless from, any loss, liability, claim, (including, without limitation, any claim allegedly or actually resulting from a negligently or intentionally tortious act of such PRIMESTAR Indemnitee), damage, cost or expense, including, without limitation, the amount of any settlement entered into pursuant to the ASkyB Indemnification Agreement and all reasonable legal and other fees and expenses incurred in connection with the investigation, prosecution or defense of any matter indemnified pursuant to the ASkyB Indemnification

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Agreement (collectively, the "ASkyB Losses"), as incurred to the extent arising from, relating to or otherwise in respect of (i) the letter agreement dated February 19, 1997, among EchoStar, Charles W. Ergen and News Corp. or the transactions contemplated thereby, including without limitation, any claim of tortious interference, (ii) the breach of certain related representations or warranties of News Corp. contained in the ASkyB Indemnification Agreement, or (iii) the enforcement by any PRIMESTAR Indemnitee of any of the rights of such PRIMESTAR Indemnitee pursuant to the ASkyB Indemnification Agreement, including, without limitation, any action, suit, proceeding or arbitration brought by or involving such PRIMESTAR Indemnitee for the purpose of enforcing any rights of such PRIMESTAR Indemnitee pursuant to the ASkyB Indemnification Agreement (including, without limitation, the enforcement of any arbitration decision) to the extent such PRIMESTAR Indemnitee prevails in such enforcement action); provided, however, that ASkyB Losses will not include lost profits or the loss of actual or potential economic benefits expected to be realized in connection with the transactions contemplated by the ASkyB Agreement as a result of the failure of the transactions contemplated by the ASkyB Agreement to be consummated due to the breach by News Corp. of its representation and warranty set forth in (1) of the preceding paragraph. "PRIMESTAR Indemnitee" means each of TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse, GE Americom and New PRIMESTAR and their respective affiliates and subsidiaries and the respective officers, directors, partners, shareholders, employees, representatives, agents and trustees of each of TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse and GE Americom, each affiliate or subsidiary of TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse, GE Americom, New PRIMESTAR and each affiliate or subsidiary of New PRIMESTAR.

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                   THE DIGITAL SATELLITE TELEVISION INDUSTRY

INDUSTRY OVERVIEW

  Digital satellite television services use communications satellites, broadcasting at Ku-band or higher frequencies, to transmit multichannel video programming directly to consumers, who receive such signals on home satellite dishes or HSDs. Such satellites operate in geosynchronous orbit above the equator, from orbital positions or "slots" allocated by international agreement to the U.S. and other national governments and assigned by such governments in accordance with local law. Orbital slots are designated by their location East or West of the zero meridian, measured in degrees of longitude, and comprise both a physical location and an assignment of broadcast spectrum in the applicable frequency band. The assigned spectrum is divided into 32 frequency channels, each with a useable bandwidth of 24 megahertz. Such frequency channels are sometimes referred to as "transponders" because each transponder on a satellite generally transmits on one of such channels. At standard levels of digital compression technology currently deployed, each frequency channel can be converted on average into five or more analog channels of video programming (depending on the video density of the programming), thereby enabling the digital satellite service operator to offer a broader variety of programming choices than analog satellite systems. Advanced compression technologies currently being tested are expected to result in substantially greater compression ratios. Digital technology enables subscribers to receive laser-disc-quality image and compact-disc-quality sound from the satellite.

  The operator of a digital satellite television service typically enters into agreements with programmers, who deliver their programming content to the digital satellite service operator via commercial satellite, fiber optics or microwave transmissions. The digital satellite service operator generally monitors such signals for quality, and may add promotional messages, public service programming or other system-specific content. The signals are then digitized, compressed, encrypted and combined with other programming sharing a given transponder. Each transponder's signal is then uplinked, or transmitted, to the transponder owned or leased by the service operator on the service's satellite, which receives and retransmits the signal to HSDs configured and authorized to receive it.

  In order to receive programming, a subscriber requires (i) a properly installed HSD, which includes a dish- shaped antenna, LNBs and related equipment, (ii) an IRD (sometimes referred to herein as the "satellite receiver" or "set-top box"), which receives the data stream from each broadcasting transponder, separates it into separate digital programming signals, decrypts and decompresses those signals that the subscriber is authorized to receive and converts such digital signals into analog radio frequency signals, and (iii) a television set, to view and listen to the programming contained in such analog signals. A subscriber's IRD is generally connected to the digital satellite service operator's authorization center by telephone, to report the purchase of pay-per-view channels.

  The FCC authorizes two types of satellite services for transmission of television programming: Broadcast Satellite Service ("BSS"), which operates at high power in the Ku-band, and Fixed Satellite Service ("FSS"), which includes medium power services transmitting in the Ku-band, as well as low power analog services transmitting in the C-band. Both high power BSS satellites and medium power FSS satellites are used for digital satellite television services. High power signals can generally be received by HSDs of approximately 13 1/2 to 18 inches in diameter (depending on the geographical location of the HSD and wattage per channel), while medium power signals generally require HSDs of 27 to 39 inches in diameter (depending on the geographical location of the HSD and wattage per channel). Low power signals require still larger HSDs.

  Generally, both high power and medium power digital satellite services provide the same high video and audio quality. However, in certain situations medium power services may be more susceptible to interference from adjacent satellites than high power services. High power services have the benefit of certain regulatory safeguards instituted by the FCC to protect BSS broadcast signals from interference from other sources. Under the FCC's current policy, BSS orbital locations are spaced at greater intervals than FSS orbital locations. There are 9(degrees) of longitude between adjacent BSS orbital slots, as compared to 2(degrees) between adjacent FSS locations. The

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smaller interval between FSS orbital locations, together with their lower power, requires the use of a relatively large HSD to prevent interference. Newly assigned FSS license holders are required to coordinate their satellite designs with the satellites previously existing at adjacent orbital locations. However, such coordination efforts between FSS license holders may not be sufficient to resolve any interference that may occur, and an FSS license holder may not have adequate recourse if the FCC assigns an adjacent location to another user that results in signal interference.

  In 1982, the FCC allocated a spectrum within the Ku-band for BSS services. Eight BSS orbital slots, each with 32 frequencies, have been reserved by the FCC for use by domestic DBS providers. Three of those orbital slots (101(degrees) W.L., 110(degrees) W.L. and 119(degrees) W.L.) are considered the most desirable for national broadcasting because they are the only U.S. allocated locations for BSS that provide full CONUS visibility (i.e., they have a view of the entire continental U.S.). DirecTv and USSB are the only entities licensed for the 101(degrees) W.L. orbital slot with a total of 32 transponders. MCI, in partnership with News Corp., acquired certain FCC authorizations to build and operate a DBS service at the 110(degrees) W.L. orbital location, using 28 transponders and, pursuant to the ASkyB Agreement, has agreed to transfer such authorizations to New PRIMESTAR. EchoStar holds certain FCC authorizations with respect to one of the remaining four transponders at 110(degrees) W.L. and USSB holds certain FCC authorizations with respect to the other three transponders at 110(degrees) W.L. EchoStar's DBS service uses 21 transponders at the 119(degrees) W.L. orbital location and Tempo's FCC Permit authorizes it to build a DBS service using the remaining 11 transponders at 119(degrees) W.L.

DIGITAL SATELLITE SERVICES BUSINESS

  As of September 30, 1997, the installed base for digital satellite services consisted of approximately 5.5 million subscribers nationwide. This installed base represents a 150% increase from the approximately 2.2 million subscribers as of the end of 1995 and eleven times the approximately 500,000 subscribers as of the end of 1994. According to industry sources, there are approximately 97 million television households in the U.S. and it is estimated that approximately 65 million cable subscribers pay an average of approximately $38 per month for multichannel programming services. TSAT believes that those 97 million television households represent the potential consumer universe in the U.S. for video, audio and data programming services via satellite, and that those 65 million cable subscribers represent a key potential customer base for TSAT and New PRIMESTAR. TSAT believes that video, audio and data programming services via satellite can also be effectively marketed to (i) the approximately 5 to 6 million households that do not have access to cable television (not "passed by cable"), (ii) the approximately 21 million households currently passed by cable television systems with fewer than 40 channels of programming, (iii) other existing cable subscribers who desire a greater variety of programming, improved video and audio quality, better customer service and fewer transmission interruptions, (iv) the commercial marketplace (including hotels, motels, bars, restaurants, MDUs, office buildings, businesses and schools), and (v) the approximately 2.1 million low power C-band subscribers who may desire to migrate to digital service.

  The Partnership estimates that, based on the number of subscribers installed, it had approximately 33% of all digital satellite television subscribers as of September 30, 1997, as compared to approximately 52% for DirecTv combined with USSB and approximately 15% for EchoStar.

  TSAT believes that the following factors will contribute to the growth of the digital satellite services business:

  Demand for More Choice in Television Programming, Reliable Service and Better Quality Picture and Sound. Prior to the growth of cable television services, television viewers were offered a relatively limited number of channels. As the number of channels increased, consumer demand for more programming choices also increased. As a result, the multichannel video industry has experienced significant growth, both in terms of the number of content producers creating programming and the number of channels available to viewers. TSAT expects that this trend will continue and that consumers will desire even more programming choices than are available through cable television and that many more attractive programming services will be available than

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can be accommodated on cable systems. TSAT believes consumers are also demanding more reliable service and improved picture quality compared to what has historically been offered by over-the-air VHF and UHF broadcasters and by cable. A recent consumer survey of cable and satellite customers by J.D. Power and Associates found that digital satellite television providers far outranked cable providers in customer satisfaction. In the survey, PRIMESTAR(R) ranked number one in customer satisfaction, ahead of both EchoStar and DirecTv.

  Large Potential Customer Base. According to industry sources, there are approximately 97 million television households in the U.S., all of which are potential subscribers to satellite programming services. In addition, the approximately 65 million cable subscribers who spend approximately $38 per month on multichannel programming and, more generally, cable subscribers who purchase premium or pay-per-view services, represent a particularly lucrative potential customer base for providers of satellite programming services.

  Households Unserved or Underserved by Cable. Approximately 5 to 6 million households are not passed by cable and approximately 21 million households are in areas served by cable systems with fewer than 40 channels. Cable systems with sufficient channel capacity (generally 54 or more channels) and good quality cable plant will not require costly upgrades to add bandwidth or incur significant maintenance costs in order to offer digital programming services. TSAT believes, however, that based on current compression technology, the number of channels that a cable system would have to remove from its existing service offerings in order to use them for digital services may, in the case of cable systems with limited channel capacity, degrade the value of their analog programming offering and alienate subscribers. Accordingly, pending the availability of advances in digital compression technology now under development, such smaller cable systems will be required to incur substantial costs to upgrade their plant to expand channel capacity before they can introduce digital services. Due to the substantial capital investment required for wide scale deployment of fiber-based digital services, several cable companies have delayed originally-announced deployment schedules. Accordingly, TSAT believes that households not passed by cable or served by cable systems with fewer than 40 channels continue to provide an opportunity for subscriber growth.

  Commercial Subscribers. TSAT believes that digital satellite services are well suited for hotels, motels, bars, MDUs, office buildings, businesses, schools and other organizations with commercial applications, as well as for non-residential buildings which are not easily cable accessible. TSAT expects that some commercial organizations will in the future create increased demand for educational, foreign language, and other niche video and audio programming, as well as data services, in addition to PRIMESTAR(R)'s wide variety of entertainment, sports, news and other general programming.

COMPETITION

  The business of providing video programming to consumers is highly competitive. TSAT and the other PRIMESTAR(R) Distributors face, and New PRIMESTAR will face, competition from numerous other companies offering video, audio and data products and services. The existing and potential competitors of TSAT, the other Distributors and, following the consummation of the Restructuring Transaction, New PRIMESTAR comprise a broad range of companies engaged in communications and entertainment, including other digital satellite program providers, cable operators, wireless cable operators, television networks and local broadcasters and home video products companies, as well as companies developing new technologies and other purveyors of news, information and entertainment. Many of these competitors have greater financial, marketing and programming resources than TSAT, the other Distributors and, following the consummation of the Restructuring Transaction, New PRIMESTAR. TSAT expects that quality and variety of programming, quality of picture and service and cost will be the key bases of competition. See "RISK FACTORS--Competitive Nature of Industry."

  Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. As a result, New PRIMESTAR cannot predict the effect that ongoing or future developments might have on the video programming distribution industry generally or New PRIMESTAR specifically.

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  Other Digital Satellite Service Providers. In addition to PRIMESTAR(R), several other companies offer, or are expected to offer, digital satellite services and are, or will be, positioned to compete with PRIMESTAR(R) for home satellite subscribers.

  DirecTv successfully launched its first satellite in December 1993, its second satellite in August 1994 and a third satellite in June 1995 as an in-orbit spare. The third satellite may also be operated by DirecTv to provide additional capacity. DirecTv's satellites, which are high power satellites, are located at 101(degrees) W.L., one of the three full CONUS orbital slots allocated to the U.S. for DBS service. DirecTv operates 27 transponders on each of its existing satellites, enabling it to offer over 175 channels of digital programming. DirecTv currently has exclusive distribution rights for out-of-market National Football League telecasts. As of September 30, 1997, according to trade publications, DirecTv served approximately 2.9 million subscribers.

  DirecTv recently filed an application with the FCC to expand its existing satellite system and, in connection therewith, requested orbital slots located at 96.5(degrees) W.L. and 105.5(degrees) W.L. To implement this expansion, DirecTv must secure additional frequencies that are not currently allocated domestically for DBS use, and DirecTv has also requested an FCC rulemaking to secure such allocations. In addition, DirecTv recently entered into an agreement with PanAmSat Corp., pursuant to which DirecTv acquired additional Ku-band transponder capacity on PanAmSat's full CONUS Galaxy III-R satellite located at 95(degrees) W.L. Initially, Galaxy III-R will be used to deliver six channels of foreign-language programming. Under the agreement, DirecTv will initially lease four Ku-band transponders and will have the ability to expand transponder capacity to ultimately offer up to 120 channels dedicated for special interest programming (such as more ethnic services), niche programs, future business-to-business applications and high definition television transmissions.

  DirecTv's programming service and equipment are available in numerous retail outlets nationwide. In addition, affiliates of the National Rural Telecommunications Cooperative have acquired territories in rural areas of the U.S. as distributors of DirecTv programming. Furthermore, in order to expand its sales and service distribution network in the MDU marketplace, DirecTv recently established regional MDU sales offices in Chicago, Atlanta, Dallas, New York and Los Angeles. In addition, DirecTv has entered into several cooperative marketing agreements with private cable and wireless operators to help expand its sales and service distribution presence in the MDU marketplace. Such private cable and wireless operators include, among others, CS Wireless Systems, Inc., R&B Cable of the Roanoke Valley, Jupiter Western National, Edward Rose & Sons of Kalamazoo, Michigan, Wireless One Inc., Heartland Wireless Communications, Inc. and American Telecasting, Inc.

  USSB owns and operates five transponders on DirecTv's first satellite and offers a programming service separate from DirecTv's service, with over 25 channels of premium video programming not available from DirecTv. USSB's selection of programming services (and its use of transponders on the same satellite used by DirecTv, which enables subscribers to receive both DirecTv and USSB signals with a single HSD) allows it to be marketed as complementary to DirecTv, partially offsetting the competitive handicap caused by its limited channel capacity. In the second quarter of 1997, USSB and DirecTv entered into an agreement to combine their marketing efforts to expand the availability of DBS television services to the MDU marketplace. Pursuant to such agreement, all new and existing system operators signed by DirecTv are able to represent USSB as well as DirecTv in the MDU marketplace. As of September 30, 1997, approximately 65% of DirecTv's 2.9 million subscribers received USSB programming. In addition, USSB has a construction permit from the FCC that would allow it to build and launch two high power DBS systems, one at 110(degrees) W.L. (with three transponders) and one at 148(degrees) W.L. (with eight transponders). The 110(degrees) W.L. orbital location would enable USSB to provide a second high power DBS service to the continental U.S., although with limited channel capacity. The 148(degrees) W.L. slot would allow USSB to transmit signals to viewers in Alaska and Hawaii and could provide programming between the U.S. and certain locations on the Pacific Rim.

  EchoStar successfully launched its first high power satellite in December 1995 and commenced national transmission of programming channels in March 1996. EchoStar was assigned 11 transponders at 119(degrees) W.L., the same orbital location as Tempo, and acquired 10 more transponders at such location, one transponder at 110(degrees) W.L. and 11 transponders at 175(degrees) W.L. through a merger with DirectSat. Following such merger, DirectSat,

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which became an EchoStar subsidiary, launched EchoStar's second satellite into the 119(degrees) W.L. orbital location in September 1996. When such satellite became fully operational in November 1996, it significantly increased the channel capacity and programming offerings of the EchoStar service. As of September 30, 1997, EchoStar distributed approximately 120 channels of video programming and over 30 channels of audio programming to the entire continental United States, and served approximately 820,000 subscribers. In addition, EchoStar acquired 24 frequencies at 148(degrees) W.L. for $52.3 million in an FCC auction held in January 1996, and in August 1996, the FCC approved the prior assignment of Direct Broadcasting Satellite Corporation's DBS permit for 11 frequencies at 61.5(degrees) W.L. and 11 frequencies at 175(degrees) W.L. to another subsidiary of EchoStar. EchoStar also has an agreement with Dominion Video Satellite, Inc. ("Dominion") to use 3 of the 8 transponder frequencies assigned by the FCC to Dominion at 61.5(degrees) W.L. On October 5, 1997, EchoStar launched its third satellite into geosynchronous orbit at 61.5(degrees) W.L. Such satellite is equipped with 32 transponders operating at 120 watts per channel. Once such satellite is placed into EchoStar's 61.5(degrees) W.L. orbital location, such satellite is expected to include programming complementary to that offered by EchoStar's existing service on EchoStar's first two satellites, including expanded international, educational and business programming, and retransmissions of broadcast television signals. EchoStar has announced that it expects to launch a fourth satellite in the first quarter of 1998.

  In addition, the International Bureau has granted EchoStar a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83(degrees) W.L., immediately adjacent to that occupied by GE-2. Contrary to previous FCC policy, which would have permitted operation of a satellite at the 83(degrees) W.L. orbital position at a power level of only 60-90 watts (subject to coordination requirements), EchoStar has been authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83(degrees) W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PRIMESTAR(R) signal from GE-2 by subscribers to the PRIMESTAR(R) medium power service. See "RISK FACTORS--Potential Interference with Satellite Signal."

  EchoStar has also been granted conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite at the 121(degrees) W.L. orbital position and two Ka-band domestic fixed satellites.

  In March 1996, AlphaStar, Inc. ("AlphaStar") commenced offering approximately 100 digital video and audio channels of programming in the United States via a medium power FSS satellite. However, in August 1997, AlphaStar ceased transmitting its service, as a result of the ongoing bankruptcy proceedings of its parent company, Tee-Comm Electronics, Inc. The AlphaStar service used MPEG 2/DVB digital compression technology, and AlphaStar subscribers generally were required to use 36 inch satellite dishes, similar in size to those used by some PRIMESTAR(R) medium power subscribers, rather than the 18 inch satellite dishes used by customers of the high power services of DirecTv, USSB and EchoStar. According to the SBCA, approximately 60% of AlphaStar's 51,000 former customers were in areas outside the continental U.S., mainly in the Caribbean and Canada.

  It was recently announced that AlphaStar's U.S.-based operations for digital home satellite service will be revived by Champion Holding Co. ("Champion"). The U.S. Bankruptcy Court in Delaware overseeing the Tee-Comm Electronics, Inc. proceeding approved the sale to Champion of substantially all of the assets of AlphaStar Television Network and its affiliate, Tee-Comm Distribution, and selective assets of Tee-Comm Electronics Canada. The sale was completed in mid-December for $4.6 million, although the format and programming of the service have not yet been determined and no specific date for re-starting the service has been announced.

  Foreign satellite systems also are potential providers of digital satellite services within the U.S. Canada, Mexico and other countries have been allocated various DBS orbital locations which are capable of providing service to part or all of the continental U.S. In general, non-U.S. licensed satellites are not allowed to provide domestic digital satellite services in the U.S. However, in April 1996, the United States entered into a bilateral agreement with Mexico which would allow, subject to certain conditions, the use of satellites licensed in Mexico to provide digital satellite services to U.S. consumers. Pursuant to such agreement, in August 1997, the FCC authorized Televisa International, LLC ("Televisa") to operate one million receive-only earth stations in the

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U.S., subject to certain conditions, to receive direct-to-home FSS television services from Solidaridad II, a satellite licensed by the Mexican Government. Televisa owns and operates television broadcast networks and stations in Mexico, and exports Spanish language programming to broadcast networks, broadcast stations and cable systems in the U.S. and other countries. Televisa is presently engaged in the development of direct-to-home FSS television and related services in Mexico, Latin America, North America and Europe. Televisa intends to use the Solidaridad II satellite operating in the Ku-band and located at 113(degrees) W.L., which provides full CONUS visibility, to provide an FSS service of entertainment, sports, news, educational and informational video programming, primarily in the Spanish language, to customers in the U.S. All of the transmissions to Solidaridad II would originate in Mexico.

  The United States has indicated its willingness to enter into similar agreements with other countries in North, Central and South America. If the U.S. government moves forward with these initiatives, or if other countries authorize digital satellite service providers to use their orbital slots to serve the U.S. and the U.S. approves of such service, additional competition could be created.

  At this time, TSAT is unable to predict the effect of such existing and future foreign satellite services upon the PRIMESTAR(R) Distributors' and, following consummation of the Restructuring Transaction, New PRIMESTAR's operations.

  In addition, the FCC has allocated certain additional U.S. licensed DBS frequencies to DirecTv and other parties. These frequencies could provide additional capacity for existing digital satellite operators thereby enhancing their competitive position relative to New PRIMESTAR. Alternatively, such presently unused frequencies could enable new competitors to enter the digital satellite services business. Further, other potential competitors may provide television programming at any time by leasing transponders from an existing satellite operator. However, the number of transponders available for lease on any one satellite is generally limited, making it difficult to provide sufficient channels of programming for a viable system.

  To date, the PRIMESTAR(R) medium power service has been competitively disadvantaged vis-a-vis other satellite programming distributors due to its relatively larger dish size. TSAT and the other PRIMESTAR(R) Distributors have sought to mitigate this competitive disadvantage through various programs. Unlike other current suppliers of digital satellite television, TSAT, as well as the other PRIMESTAR(R) Distributors, do not require customers to buy satellite reception equipment. PRIMESTAR(R) is marketed as a service, with programming, equipment rental, maintenance and customer service included in the monthly price, which, as of September 30, 1997, ranged from $32.95 to $62.95 for the three primary PRIMESTAR(R) packages. In addition, each of the PRIMESTAR(R) programming packages includes a free monthly programming guide. The up-front costs to new subscribers of PRIMESTAR(R), who are charged only an installation fee and the first month's programming and equipment rental fees, are generally lower than the up-front costs to new subscribers of other direct satellite service providers, who typically must purchase and install an HSD, IRD and related equipment. Moreover, since TSAT and the other PRIMESTAR(R) Distributors generally own, service and install all home reception equipment, TSAT and the other PRIMESTAR(R) Distributors protect their respective subscribers from the inconvenience of equipment failure, maintenance concerns, obsolete technology, self- installation and expired warranties. TSAT believes that when the cost of equipment is factored in, the PRIMESTAR(R) service is priced competitively, compared to the respective prices of other current digital satellite service providers. See "BUSINESS OF TSAT," "BUSINESS OF THE PARTNERSHIP" and "BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS."

  C-band Satellite Program Distributors. TSAT and the other PRIMESTAR(R) Distributors also compete, and New PRIMESTAR will compete, with C-band satellite program distributors. C-band systems have been popular (mostly in rural and semi-rural areas) since the late 1970s, and in the aggregate serve approximately 2.1 million subscribers. However, digital satellite television systems use Ku-band frequencies that can be received by less expensive systems with significantly smaller dishes than those used with C-band frequencies. As a result of the smaller dish size, digital satellite television systems are more widely accepted by consumers than C-band systems, particularly in urban and suburban areas.

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  Cable Television. Cable television is currently available for purchase by more than 95% of the approximately 97 million U.S. television households. The cable television industry is an established provider of multichannel video programming, serving approximately 65 million subscribers or approximately 67% of total U.S. television households. Cable systems typically offer 30 to 80 analog channels of video programming at an average monthly subscription price of approximately $38.

  TSAT and the other PRIMESTAR(R) Distributors encounter, and New PRIMESTAR will encounter, a number of challenges in competing with cable television providers. First, cable television providers benefit from a strong position in the domestic consumer marketplace. Second, satellite television systems generally have not yet found it efficient to provide any local broadcast programming and, third, the SHVA prohibits the retransmission by a satellite carrier of a television broadcast signal of a network television station to households that receive a Grade B intensity over-the-air signal of a television broadcast station affiliated with such network or that receive (or within the past 90 days had received) through a cable system the signal of a television station affiliated with such network. Accordingly, PRIMESTAR(R) subscribers who are subject to the foregoing SHVA restrictions are unable to obtain such programming (which is among the most popular and desirable video programming) from PRIMESTAR(R). Such subscribers must, instead, receive such programming either through use of a standard television antenna (traditional rooftop or set-top antenna) or by purchasing that level of cable service which includes such programming. Furthermore, since reception of digital satellite signals requires clear line of sight to the satellite, it may not be possible for some households served by cable to receive PRIMESTAR(R) as a result of large adjacent structures or other obstacles. In addition to households lacking a clear line of sight to the satellite, PRIMESTAR(R) is not available to households in apartment complexes or other MDUs that do not facilitate or allow the installation of satellite television equipment. Lastly, because IRDs are currently significantly more expensive than analog cable converters, existing cable operators are able to offer their subscribers the ability to have fully functional cable on multiple television sets in a household without significant additional cost.

  While cable companies currently serve a majority of U.S. television households, TSAT believes many may not be able to provide the quality and variety of programming offered by digital satellite service providers until they significantly upgrade their coaxial systems. Many cable television providers are in the process of upgrading their systems and other cable operators have announced their intentions to make significant upgrades. Many proposed upgrades, such as conversion to digital format, fiber optic cabling, advanced compression technology and other technological improvements, when fully completed, will permit cable companies to increase channel capacity, thereby increasing programming alternatives, and to deliver a better quality signal. In addition, the expanded capacity may be used to provide interactive and other new services. Many of the largest cable systems in the U.S. have announced plans to offer access to telephony services through their existing cable equipment, and have entered into agreements with major telephony providers to further these efforts. In some cases, certain cable systems have actually commenced trial offerings of such services. If such trials are successful, many consumers may find cable service to be more attractive than digital satellite service for the reception of programming. However, although cable systems with adequate available bandwidth may offer digital service without major rebuilds, TSAT believes that, given the limits of current compression technology, other cable systems with more limited bandwidth will require major physical plant upgrades to provide digital service, and that such upgrades will require substantial investments of capital and time to complete industry-wide. As a result, TSAT believes that there will be a substantial delay before cable systems can offer programming services equivalent to digital satellite television providers on a national basis and that some cable systems may never be upgraded, subject to advances in compression technology.

  Wireless Cable Systems. Other competitors of TSAT and the other PRIMESTAR(R) Distributors are multi-channel multi-point distribution systems, which deliver programming services over microwave channels to subscribers with special antennas, and other so-called "wireless cable" systems. Wireless cable systems operating in the U.S. currently serve an estimated 1.2 million subscribers, mostly with limited channel, analog service. Wireless cable systems typically offer 20 to 40 channels of programming, with inferior image and sound quality compared to digital satellite services. However, wireless cable systems may provide their customers with

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

local programming, a potential advantage over digital satellite television systems, and developments in compression technology will significantly increase the number of channels and video and audio quality of wireless cable systems. In 1995, several large telephone companies acquired significant ownership interests in numerous wireless cable companies. This infusion of money into the wireless cable industry can be expected to accelerate its growth and its competitive impact. However, while it is expected that most large wireless operators backed by local telephone companies will upgrade to digital technology over the next several years, such upgrades will require the installation of new digital decoders in customers' homes and modifications to transmission facilities, at a potentially significant cost. Wireless cable also generally requires direct line of sight from the receiver to the transmitter tower, which creates the potential for substantial interference from terrain, buildings and foliage.

  Telephone Companies. Certain regional telephone companies and long distance telephone companies could become significant competitors in the future, as they have expressed an interest in becoming subscription television and information providers. Legislation enacted by Congress in 1996 removed barriers to entry which previously inhibited telephone companies from competing, or made it more difficult for telephone companies to compete, in the provision of video programming and information services. Certain telephone companies have received authorization to test market video and other services in certain geographic areas using fiber optic cable and digital compression over existing telephone lines. Estimates for the timing of wide-scale deployment of such multichannel video service vary, as several telephone companies have delayed originally announced deployment schedules. In addition, several large telephone companies have announced plans to acquire or merge with existing cable and wireless cable systems.

  As more telephone companies begin to provide subscription television programming and other information and communications services to their customers, additional significant competition for subscribers will develop. Among other things, telephone companies have an existing relationship with substantially every household in their service area, substantial financial resources, and an existing infrastructure and may be able to subsidize the delivery of programming through their position as the sole source of telephone service to the home.

  VHF/UHF Broadcasters. Most areas of the U.S. are covered by traditional territorial over-the-air VHF/UHF broadcasts that typically include three to ten channels in most markets. These stations provide local, network and syndicated programming free of charge, but each major market is generally limited in the number of available programming channels. However, the FCC has recently allocated additional digital spectrum to licensed broadcasters. During a transition period ending in 2006, each existing television station will be able to transmit programming on a digital channel that may permit multiple programming services per channel.

  Private Cable. Private cable is a multi-channel subscription television service where the programming is received by a satellite receiver and then transmitted via coaxial cable throughout private property, often MDUs, without crossing public rights of way. Private cable generally operates under an agreement with a private landowner to service a specific MDU, commercial establishment or hotel. These agreements are often exclusive arrangements with lengthy (e.g., ten-year) terms, and private cable systems generally are not subject to substantial federal, state or local regulations. The FCC recently amended its rules to allow the provision of point-to-point delivery of video programming by private cable operators and other video delivery systems in the 18 gigahertz bandwidth. Private cable operators compete with PRIMESTAR(R) for customers within the general market of consumers of subscription television services.

  Local Multi-Point Distribution Service. In March 1997, the FCC announced its intention to offer two local multi-point distribution service ("LMDS") licenses, one for 1150 megahertz and the other for 150 megahertz, in each of 493 Basic Trading Areas pursuant to an auction in the case of mutually exclusive applications. Incumbent local exchange carriers and cable operators will not be allowed to obtain in-region licenses for the larger spectrum block for three years. The LMDS auction is scheduled to occur in February 1998. The broadband 28 and 31 gigahertz LMDS spectrum allocation may enable LMDS providers to offer subscribers a wide variety of audio, video and interactive service options.


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

  Utilities. In 1996, Congress enacted legislation authorizing utility holding companies and their subsidiaries to provide video programming services, notwithstanding the Public Utility Holding Company Act. Utilities must establish separate subsidiaries and must apply to the FCC for operating authority. Several such utilities have been granted broad authority by the FCC to engage in activities which could include the provision of video programming.

  Other Providers of News, Information and Entertainment. PRIMESTAR(R) also competes broadly with other providers of news, information and entertainment to consumers.

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

                          BUSINESS OF THE PARTNERSHIP

GENERAL

  The Partnership owns and operates the PRIMESTAR(R) service, which is the oldest Ku-band satellite television service in the U.S. and has the second largest subscriber base of any U.S. digital satellite television service. In 1990, direct or indirect subsidiaries of TCI and several other large cable operators and GEAS, an indirect subsidiary of GE, formed the Partnership to acquire, originate and/or provide television programming services for delivery by satellite to subscribers in the continental U.S. Initially, PRIMESTAR(R) was an analog service limited to seven broadcast television superstations, TV Japan and three pay-per-view stations. In 1994, PRIMESTAR(R) was among the first satellite television services to use digital transmission and compression technology to offer laser-disc-quality image and compact-disc-quality sound. Through March 9, 1997, the PRIMESTAR(R) service was transmitted from Satcom K-2, a medium power satellite that was nearing the end of its normal operational life, and until April 20, 1997, PRIMESTAR(R) offered 95 channels of entertainment programming throughout the continental U.S. to HSDs approximately 36 inches in diameter. Since March 10, 1997, the PRIMESTAR(R) service has been transmitted from GE-2, a medium power satellite that was launched into the 85(degrees) W.L. orbital position on January 30, 1997, and accepted as commercially operational as of March 6, 1997. See "--PRIMESTAR(R) Satellite Signal." On April 20, 1997, using the additional capacity of GE-2, PRIMESTAR(R) increased its offerings from 95 to 150 channels of programming, and in August 1997, PRIMESTAR(R) completed its expansion to over 160 channels. In addition, since April 1997 PRIMESTAR(R) has offered subscribers in the majority of the U.S. the opportunity to use HSDs of approximately 27 to 29 inches in diameter. See "RISK FACTORS--Risks of Satellite Failure--Risks of Satellite Defect, Loss or Reduced Performance."

  In addition to TSAT, the Partners include (i) Cox SI, a subsidiary of Cox,
(ii) Comcast DBS, a subsidiary of Comcast, (iii) Continental, a subsidiary of US WEST, Inc., the parent of MediaOne, (iv) New Vision Satellite, a partnership controlled by Newhouse, which is a subsidiary of Newhouse Broadcasting, (v) TW Programming Co., a partnership controlled by TWE, which is a subsidiary of Time Warner, and (vi) GEAS, a subsidiary of GE, the parent of GE Americom. Each of TSAT (through its subsidiaries) and TW Programming Co. holds a 20.86% Partnership Interest, each of Cox SI, Comcast DBS, Continental and New Vision Satellite holds a 10.43% Partnership Interest, and GEAS holds a 16.56% Partnership Interest. Time Warner has substantial interests, through its subsidiaries and controlled partnerships, in video programming and distribution, and is one of the two largest operators of cable systems in the U.S. Cox, Comcast and MediaOne are also among the five largest cable system operators in the U.S.

  The Partnership does not distribute its programming directly, but utilizes authorized Distributors, and authorized retailers such as Radio Shack and Nobody Beats the Wiz, to market the PRIMESTAR(R) service and contract with subscribers. Currently, each of PRIMESTAR(R)'s authorized Distributors is affiliated with one or more of the Partners, although the Partnership Agreement does not require that Distributors be so affiliated with the Partners. None of the Distributors currently has a formal written distribution agreement with the Partnership, although the Partnership and the Distributors have attempted to negotiate such an agreement from time to time since 1990. Currently, all of the Distributors operate in non-exclusive territories assigned by the Partnership. See "BUSINESS OF TSAT" and "BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS."

  The Distributors set their own retail pricing and are responsible in their respective territories for authorization of subscribers, installation, maintenance and retrieval of customer premises equipment, and billing and collection of monthly and other fees, and the Distributors bear all risks of loss relating thereto. The Partnership negotiates and enters into agreements with programmers, arranges for satellite capacity through its agreements with GE Americom and is responsible, through a Master Digital Transmission Agreement with National Digital Television Center, Inc., a subsidiary of TCI, and formerly Western Tele-Communications, Inc. ("NDTC"), for the uplinking and compression of programming signals. See "--Related Party Transactions." In addition, the Partnership provides marketing and administrative support, including national advertising and a national toll-free number, "1-800-PRIMESTAR," that automatically transfers potential customers to one of the

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

Distributors, based on the potential customers' zip codes. For example, potential customers in TSAT's service areas who call the "1-800" number and key in their zip codes are transferred automatically to TSAT's national call center ("National Call Center"). In return for such services, the Partnership collects from the Distributors a monthly programming fee based on the number of Authorized Units receiving such programming plus a separate monthly authorization fee based on each Distributor's total number of Authorized Units.

PRIMESTAR(R) PROGRAMMING

  The PRIMESTAR(R) programming service includes a variety of advertiser-supported networks (sometimes referred to as "basic cable" channels), a broad selection of movie services, national and regional sports packages and other premium services, and multiplexed pay-per-view programming. See "--Programming Packages." The Partnership secures its rights to transmit such programming via satellite by entering into non-exclusive affiliation agreements with programming vendors. In addition to video services, PRIMESTAR(R) includes digital audio and data services, including Ingenius, which provides access to news, business news, stock quotes, sports, weather and entertainment information to subscribers through their personal computers.

  In addition to adding 65 new channels, in April 1997, PRIMESTAR(R) became the first and only television service to reorganize its channel offerings into easily accessible programming categories: News and Information, Broadcast, Variety, Family, Music, Living and Learning, Movies, Sports, Spanish language, PrimeCinema(R) (pay-per-view), and PrimeAudio(R). Also, PRIMESTAR(R) introduced a new concept in television viewing called "Hyper-SurfingSM." In that connection, PRIMESTAR(R) developed a color-coded remote control called the PrimeFinder(TM), featuring a different colored button for each of the programing categories. The PrimeFinder(TM) allows viewers to jump or "Hyper-Surf" directly to any programming category with one touch. With this innovative programming navigation interface, PRIMESTAR(R) enables viewers to find their favorite programming more easily.

  Customer Satisfaction. A recent consumer survey of cable and satellite customers by J.D. Power and Associates found that digital satellite television providers far outranked cable providers in customer satisfaction. In the survey, PRIMESTAR(R) ranked number one in customer satisfaction, ahead of both EchoStar and DirecTv. The survey found PRIMESTAR(R) to be superior to its satellite and cable competitors in the areas of corporate image, reception quality, service representatives and billing.

  Programming Packages. As of September 30, 1997, PRIMESTAR(R) offered consumers three primary programming packages, which provide a wide variety of programming selections, as detailed in the chart below. The PrimeHitsSM package generally offers 110 channels of programming with 20 commercial-free premium movie channels in addition to a selection of other channels. The PrimeEntertainmentSM package generally offers 98 channels of programming and gives the customer eight commercial-free movie channels as well as a combination of a number of popular channels. Lastly, the PrimeValueSM package generally offers customers 75 channels of expanded programming, including 30 digital music channels. Each of the packages includes a free monthly programming guide. The Partnership sets a suggested retail price for each of the programming packages; however, the actual programming and price of each package varies by Distributor. As of September 30, 1997, the monthly prices for the PrimeHitsSM package, the PrimeEntertainmentSM package and the PrimeValueSM package ranged from $49.95 to $52.95, $33.95 to $35.95 and $22.95 to $24.99, respectively, for all PRIMESTAR(R) Distributors. Most PRIMESTAR(R) customers rent their equipment and pay an additional $10 monthly charge for equipment rental, which includes free maintenance and customer service.

  As of September 30, 1997, PRIMESTAR(R) also offered 16 channels of pay-per-view movies and events, a 22-channel regional sports tier and other sports packages that provide expanded coverage of regular-season, out-of-market sports events, and niche services on an a la carte basis such as east and west coast feeds of ABC, NBC, CBS and FOX and PBS (to those subscribers unable to receive such networks through local affiliates), The Golf Channel, TV Japan and Ingenius.


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

  At September 30, 1997, PRIMESTAR(R)'s three primary programming packages consisted generally of the following:


    PRIME VALUE(SM) PACKAGE             PRIME ENTERTAINMENT(SM) PACKAGE              PRIME HITS(SM) PACKAGE
        75 CHANNELS*                            98 CHANNELS*                              110 CHANNELS*
    -----------------------             -------------------------------              ----------------------
 A&E                                    All Prime Value(SM)                     All Prime Entertainment(SM)
 AMC                                    channels                                channels
 Animal Planet
 BET                                    Plus:                                   Plus:
 C-SPAN
 C-SPAN2                                Classic Sports                          HBO
 Cartoon Network                        CMT                                     HBO-2
 Cartoon Network-Spanish                CNN-fn                                  HBO-3
 CNBC                                   CourtTV                                 HBO-Family
 CNN                                    E!                                      HBO-Spanish (4)
 CNN-SI                                 Encore
 Comedy Central                         Encore-Mystery                          Showtime
 Discovery Channel                      Encore-Spanish                          Showtime-2
 Disney Channel (2)                     Encore-Westerns                         Showtime-3
 DMX Audio Channels (30)                ESPN2                                   Showtime-Spanish
 ESPN                                   Game Show Network
 Family Channel                         Home & Garden TV                        (TSAT generally offers Prime Hits(SM)
 Family Channel-Spanish                 Independent Film                        customers the option of multiplex
 Food Network                           Channel                                 programming from any two of HBO, Showtime
 Headline News                          Outdoor Life                            and Cinemax.)
 History Channel                        SCI-FI
 Learning Channel                       Speedvision
 Lifetime                               STARZ!                                      A LA CARTE OFFERINGS
 Local Regional Sports                  STARZ!2                                         38 CHANNELS
 Network                                STARZ!-Spanish                              --------------------
 MSNBC                                  Sundance                                Cinemax
 MSNBC Weather by                       Turner Classic Movies                   Cinemax-2
 Intellicast                            The Weather Channel                     Cinemax Spanish (2)
 MTV                                    WGN
 Much Music                                                                     Ingenius
 Nickelodeon/Nick at Nite                                                       The Golf Channel
 Odyssey                                                                        TV Japan (2)
 Prevue (5)
 QVC                                                                            Regional Sports Tier (21)
 Romance Classics
 TBN                                                                            ABC, NBC, CBS, FOX
 TBS                                                                             (east and west coast feeds) (8)
 TNN                                                                            PBS
 TNT
 TV Land
 Univision
 USA
 VH-1
-------------------------

 * Plus access to 16 pay-per-view channels

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

PRIMESTAR(R) SATELLITE SIGNAL

  Since March 10, 1997, the Partnership has transmitted the PRIMESTAR(R) service from GE-2, a medium power Ku-band satellite owned and operated by GE Americom. GE-2 was launched into the 85(degrees) W.L. orbital position in the FSS orbital arc on January 30, 1997, and was declared commercially operational March 6, 1997. Digital satellite television service requires that subscribers install HSDs for a clear line of sight to the transmitting satellite. GE-2 provides coverage to the entire continental U.S. with favorable "look" angles, meaning that the satellite is viewable from the entire continental U.S. at angle elevations high enough to facilitate installation of HSDs in most areas. Additionally, GE-2's orbital location over the East coast of the U.S. is considered favorable because the signal travels a shorter path through the relatively moist air of the Eastern seaboard, minimizing potential interference from bad weather. The overall PRIMESTAR(R) system is designed for high availability and, based on the Partnership's experience with GE-2's predecessor, Satcom K-2, operates consistently without any significant interference approximately 99.8% of the time.

  As currently in effect, the GE-2 Agreement provides for an initial term of six years from the availability of GE-2, extendible for the remainder of the useful life of GE-2 at the option of the Partnership (the "End-of-Life Option"). Although the term of the End-of-Life Option was originally scheduled to expire in February 1997, and was subsequently extended by mutual agreement to December 1997, GE Americom has agreed to extend the term of the End-of-Life Option for an indeterminate period to permit the Partnership and GE Americom to discuss the terms of a further formal extension or other modification. In that connection, GE Americom has agreed that the End-of-Life Option will remain exercisable until at least 15 days after GE Americom delivers to the Partnership a written proposal with respect to such further extension or modification. If the Partnership exercises the End-of-Life Option, the Partnership will have a further right to negotiate to obtain capacity on any successor satellite to GE-2 launched by GE Americom at 85(degrees) W.L. Upon consummation of the Restructuring Transaction, the GE-2 Agreement will be assumed by New PRIMESTAR.

  Pursuant to the GE-2 Agreement, GE Americom provides the Partnership with service on 24 transponders on GE-2. The Partnership is currently entitled to non-preemptible service on 18 of the transponders on GE-2 and preemptible service on six transponders. Preemptible transponders are transponders that may be reassigned to restore service to protected customers if such protected customers experience transponder or satellite failure. The Partnership does not believe that, during the early stages of GE-2's operational life, the use of preemptible transponders is likely to interfere in any material respect with the operation of the PRIMESTAR(R) service. The Partnership currently receives "orbital location protected service" on all 24 of its transponders, meaning that if there is a failure of GE-2, the Partnership will be entitled to restore the lost service on another GE Americom medium power satellite, GE-3 ("GE-3"), which was successfully launched on September 4, 1997 into the same 85(degrees) W.L. orbital position used by GE-2. Even in those circumstances, the six preemptible transponders, although protected, would remain preemptible. Upon the successful launch of another GE Americom medium power satellite, GE-4 ("GE-4"), the Partnership's six preemptible transponders will become non-preemptible. GE-4 is expected to be launched in the first quarter of 1999.

  If, after exercise of the End-of-Life Option, the Partnership intends to use more than six of its transponders for uses other than providing the PRIMESTAR(R) service, GE Americom may reduce service from orbital location protected service to non-preemptible or preemptible service, as the case may be.

  The Partnership currently uses proprietary authorization, encryption and digital compression technology developed by an affiliate of GI. The Partnership believes that the digital compression technology it uses, which is known as DigiCipher-1(R), produces picture and sound quality comparable to that of other digital satellite television providers, including those using compression methods based on the MPEG-2 digital compression architecture. Uplinking, encoding and compression services are provided by NDTC, a subsidiary of TCI, under a Master Digital Transmission Agreement between NDTC and the Partnership. See "--Related Party Transactions." Although the DigiCipher-1(R) satellite receiver used by PRIMESTAR(R) customers is not currently compatible with MPEG-2 compression systems, it can be upgraded to be compatible through equipment provided by GI, the cost of which is projected to range from $150 to $200 per receiver at commercial volumes.

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

PRIMESTAR(R) EQUIPMENT

  Unlike other digital satellite television services, PRIMESTAR(R) does not require consumers to purchase or finance the equipment needed to receive its programming. Distributors provide the HSD, satellite receiver and remote control to subscribers for a monthly rental fee ($10 per month at September 30, 1997), which includes ongoing maintenance and service at no additional charge. The monthly equipment rental fee is normally included in a service package that includes various levels of basic and premium programming. Satellite receivers are manufactured by GI, and packaged by GI with remote controls, and HSDs are manufactured by multiple vendors, under agreements with the Partnership. Pursuant to such agreements, each Distributor orders and purchases its inventory of customer premises equipment directly from the vendor, and is responsible for certain minimum purchases based on forecasts provided to the vendor through the Partnership.

MARKETING OF PRIMESTAR(R)

  The Partnership engages in extensive marketing, advertising and promotional activities to increase consumer awareness of, and to generate subscriptions to, the PRIMESTAR(R) service. The Partnership's marketing activities include, among other things, television commercials aired nationally on numerous channels, print advertisements promoting the PRIMESTAR(R) service, with insertions in more than ten national publications, including Sports Illustrated, People and USA Today, and radio commercials on a variety of radio shows. As an indication of its successful marketing activities, PRIMESTAR(R) garnered the highest level of consumer awareness among specific DBS brand providers in a study released by the SBCA in February 1997. PRIMESTAR(R)'s awareness level reached 74%, as compared to 66% for DirecTv, 35% for USSB, 27% for EchoStar and 10% for AlphaStar. The study also indicated that PRIMESTAR(R)'s awareness level had increased 10% within the six month period between the first and second waves of the study.

  A recent consumer survey of cable and satellite customers by J.D. Power and Associates found that digital satellite television providers far outranked cable providers in customer satisfaction. In the survey, PRIMESTAR(R) ranked number one in customer satisfaction, ahead of both EchoStar and DirecTv. The survey found PRIMESTAR(R) to be superior to its satellite and cable competitors in the areas of corporate image, reception quality, service representatives and billing.

  PRIMESTAR(R) is distributed through national and regional consumer electronics outlets, including Radio Shack and Nobody Beats the Wiz. In February 1996, the Partnership entered into a national agreement with Radio Shack, a unit of Tandy Corporation and one of the nation's largest consumer electronics retailers, under which PRIMESTAR(R) is available on a non-exclusive basis through more than 6,200 Radio Shack stores nationwide. On September 30, 1997, the Partnership announced that Nobody Beats the Wiz, a consumer electronics retailer that operates stores in the northeast, began distribution of the PRIMESTAR(R) service in its stores. The addition of these Nobody Beats the Wiz stores, which are located throughout New York, New Jersey and Connecticut, is expected to enhance PRIMESTAR(R)'s penetration in suburban areas. However, Nobody Beats the Wiz filed for Chapter 11 bankruptcy protection in early December 1997 and later announced that it planned to close 17 stores. The Partnership has not ascertained what effect, if any, the bankruptcy and store closings will have on Nobody Beats the Wiz's distribution of PRIMESTAR(R). PRIMESTAR(R) is also distributed through the Association of Video Buyers, a consumer electronics buying cooperative, and The People's Network, a multi-level marketing company.

  The Partnership maintains a national incentive program for satellite dealers, called the PrimeAgent Program. The PrimeAgent Program is designed to complement the commissions paid by the PRIMESTAR(R) Distributors, offering both monetary and gift rewards on sales produced throughout the year above certain levels. TSAT has also created a unique proprietary dealer network through the Internet to provide its dealers with sales and service support.

  Furthermore, in April 1997, the Partnership launched a new Web site on the Internet (located at http://www.primestar.com) to serve as an added sales and brand-building tool and to, among other things, underscore the benefits of PRIMESTAR(R)'s complete satellite service, including its recent channel expansion and introduction of program categories. The Web site provides information on all aspects of the PRIMESTAR(R) service, including a competitive analysis which provides a comparison of buying DBS equipment versus subscribing to a service, such as PRIMESTAR(R), details on PRIMESTAR(R)'s programming packages and other programming options, as well as recent PRIMESTAR(R) news announcements and press coverage.

  The Partnership is involved in many charitable activities on both national and local levels. The Partnership has had an ongoing relationship with the American Red Cross since 1995, whereby the Partnership donates a percentage of its sales during the month of June to the national organization and participates in awareness campaigns on a local level. The Partnership contributed almost $4 million in donations and promotional support to the Red Cross in June 1997, and combined with the donations made in 1996, the Partnership's total donations and promotional support total approximately $9 million. Also, as part of its program, which is called "PRIMESTAR Salutes the American Red Cross," the Partnership donated $10 for every New PRIMESTAR(R) subscriber obtained in June 1997. The PRIMESTAR Salutes the American Red Cross program has expanded from 35 markets nationally in 1996 to more than 45 markets in 1997. The Partnership believes that the PRIMESTAR Salutes the American Red Cross program emphasizes PRIMESTAR(R)'s positioning as a family entertainment service. In addition, in March 1997, the Partnership gave the Public Broadcasting Service a grant worth $2.5 million over a three-year period, in order to help improve childhood education through television. The grant makes the Partnership a national underwriter of "The Ready to Learn Service" on PBS, which is designed to help parents, teachers and other child care providers use public television programs and services to enhance young children's learning.

  As another sign of its commitment to education, in October 1996, the Partnership launched "PRIMESTAR Goes to School," a nationwide program which provides schools that are unwired for cable with free access to PRIMESTAR(R) equipment and up to 19 channels of commercial-free educational programming for classroom viewing and instructions, including The Learning Channel, The Discovery Channel, CNN, Arts and Entertainment, C-SPAN, The Family Channel and PBS. Teachers are also provided with a free monthly program guide which highlights programming offerings and provides tips on how to incorporate educational programming into their curriculum. In addition, to reinforce its commitment to family programming, the Partnership has been the presenting sponsor of the Family Film Awards, which honor feature film and television programs that are popular with, and appropriate for, all family members.

MANAGEMENT OF THE PARTNERSHIP

  Pursuant to the Partnership Agreement, the business and affairs of the Partnership have been managed and controlled by the Partners Committee, which is composed of representatives of each of the Partners and two independent members. TSAT has two voting representatives on the Partners Committee, Time Warner has two voting representatives, and Cox, Comcast, MediaOne, Newhouse and GE each have one voting representative. Ordinary decisions of the Partners Committee require the consent of a majority of the members of the Partners Committee, which majority must include a majority of the representatives of the Partners. Certain extraordinary decisions of the Partners Committee, including, without limitation, decisions regarding the dissolution, merger or sale of substantially all the assets of the Partnership; the admission of additional partners; calls for capital contributions; the approval of the annual budget; the appointment or dismissal of Partnership senior management; the determination of the Partnership's policies with respect to the distribution of its programming services; the selection of satellites (including successor satellite capacity, the decision whether the Partnership should provide services at BSS or higher frequencies and the decision to exercise the End-of-Life Option); the determination to take any action that would cause the amount of the letters of credit required to be issued in connection with the Partnership's obligations under the GE-2 Agreement to exceed $100,000,000; the decision to effect certain material changes to the GE-2 Agreement and certain related agreements with respect to the letters of credit issued in connection with the GE-2 Agreement; and the decision to provide any optional letters of credit, or pledge, grant a security interest in or otherwise create a lien on any material assets of the Partnership to secure the payment of reimbursement obligations of the Partnership with respect to letters of credit issued in connection with the GE-2 Agreement require, in addition to a majority vote, the affirmative vote of at least six of the nine partner representatives on the Partners Committee (assuming that no partner representative is required to abstain in such vote), or such other vote as shall be required by the Partnership Agreement if one or more partner representatives are required to abstain in such vote under the terms of the Partnership Agreement because of such Partner's, or an affiliate's, interest in the outcome thereof.

  Pursuant to the Partnership Agreement, if a Partner fails to pay its share of capital contributions or loans that the Partners agree to require or that are contemplated by budgets or business plans approved by the Partners, or that are otherwise necessary in order to satisfy partnership commitments, such Partner's interest in the Partnership will be diluted and, if such interest is diluted to less than 5%, its right to vote or exercise certain other rights may be forfeited.

  As a result of the Restructuring Transaction, New PRIMESTAR will own all of the general and limited partnership interests in the Partnership, and the Partnership Agreement will be terminated or amended to remove all of its management provisions.

CERTAIN AGREEMENTS

  The Partners, as well as the Distributors, are subject to the provisions of certain agreements that could limit their ability to engage in, or invest in entities that engage in, certain businesses, other than through the Partnership.

  Tag-Along Agreement. The Tag-Along Agreement, originally entered into by and among Cox Enterprises, Comcast, MediaOne and Newhouse Broadcasting (subsidiaries of each of which are Partners), Tempo, TCIC and TCI Development Corporation, a subsidiary of TCIC (the "Tag-Along Agreement"), provides that if any party to the agreement, directly or indirectly through any person controlled by such party, engages in, or makes an equity investment in any entity engaging or proposing to engage in, the business of providing television programming by uplink to BSS or higher frequency domestic satellite transponders, or otherwise becomes entitled to exercise a management role with respect to any such entity, at any time that such party or a person controlled by such party is a Partner, or within one year after it ceases to be a Partner, then, subject to certain exceptions, such party shall provide the other parties with a written offer to participate in such investment or other transaction on terms and conditions comparable to those available to such party, pro rata in accordance with their respective percentage interests in the Partnership at the time of such offer. The Tag-Along Agreement further provides that if a party transfers assets to a person that is not majority owned or controlled by such party but which person either is the "ultimate parent" of, or has the same "ultimate parent" as, such party, then such party must cause such affiliate to become a party to the Tag-Along Agreement. The term "ultimate parent" as used in the Tag-Along Agreement has the meaning ascribed to such term in the HSR Act. Generally under the HSR Act, the "ultimate parent" of a person is an entity that directly or indirectly owns at least 50% of the voting securities of such person or has the contractual right to designate 50% or more of a board of directors of such person. The Tag-Along Agreement will terminate upon the termination or dissolution of the Partnership, or, if earlier, when the parties to the Tag-Along Agreement and their affiliates cease to be partners in the Partnership.

  Partnership Agreement Provisions Regarding Investments in Similar Businesses. The Partnership Agreement provides, among other things, that if any Partner, or an affiliate of a Partner, engages in, or makes an equity investment in any entity engaging or proposing to engage in, the business of providing television programming by uplink to FSS, BSS or higher frequency domestic satellite transponders, directly or indirectly to HSDs, or otherwise becomes entitled to exercise a management role with respect to any such entity, then such partner (the "Notifying Partner") shall be required to give notice of such investment or other transaction to the Partnership and the other Partners, and the Partnership, by vote of the Partners Committee, with the Notifying Partner abstaining, shall have the right, but not the obligation, to elect one of the following courses of action: (i) to remove the Notifying Partner's representative from the Partners Committee, in which case the Notifying Partner will no longer be entitled to make capital contributions to the Partnership or to receive any financial or other information about the Partnership, other than audited year-end financial statements and tax-related information; or (ii) to purchase the Notifying Partner's entire interest in the Partnership for a purchase price equal to the fair market value thereof, payable in cash or, at the option of the Partnership, for a combination of cash

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and a three-year promissory note. Notwithstanding the foregoing, the
Partnership will not have the right to exercise either of the foregoing alternatives if the Notifying Partner, or its affiliate, acquires an equity interest in an entity that engages in, or proposes to engage in, the business of uplinking television programming to BSS or higher frequency domestic satellite transponders, and the Partnership does not then uplink its programming to BSS or higher frequency transponders and does not, within 120 days thereafter, make a commitment to such transmission method comparable to the commitment of such other entity. The Partnership will also not have the right to exercise either of such remedies if the Notifying Partner, or its affiliate, offers each other partner who did not vote against the Partnership making a commitment to such transmission method, or its affiliate, an opportunity to participate with the Notifying Partner or its affiliate in its equity interest in such BSS business.

  If the Restructuring Transaction is consummated, the Tag-Along Agreement and the provisions of the Partnership Agreement regarding investments in similar businesses will be terminated.

RELATED PARTY TRANSACTIONS

  The Partnership is party to a Master Digital Transmission Agreement (the "NDTC Transmission Agreement") with NDTC. Pursuant to the NDTC Transmission Agreement, NDTC provides compression, encryption and uplinking services to the Partnership, via Ku-band transmission on domestic satellites designated by the Partnership, for direct-to-home delivery of programming signals by the Partnership as well as certain ancillary services. NDTC facilitates the connection of satellite authorization facilities operated by the Partnership to NDTC's compression encoders and provides advertising, promotional and/or public service announcement insertion services at additional rates which are negotiated on an ad hoc basis.

  The Partnership pays specified monthly service fees to NDTC for digital and analog uplinking services, a portion of which is subject to annual consumer price index adjustments. As part of the consideration for entering the NDTC Transmission Agreement, the Partnership was required to purchase, at NDTC's cost plus interest, authorization center computers previously purchased by NDTC. The NDTC Transmission Agreement also gives NDTC the right to use Partnership programming signals for the benefit of certain, non-direct-to-home delivery third parties.

  The initial term of the NDTC Transmission Agreement ends in 2001. Thereafter, the agreement automatically renews for successive one year terms, unless either party gives prior written notice of its intent to cancel in accordance with the Agreement. The Partnership may terminate the NDTC Transmission Agreement prior to the expiration of the initial term (i) by providing NDTC 90 days prior written notice of its intent to terminate, accompanied by a termination fee of 60% of the then current monthly service fees for the remainder of the initial term or (ii) upon dissolution of the Partnership, as provided in the Partnership Agreement, upon payment of all monthly service fees due for services rendered and a termination fee equal to the then current monthly service fees for 12 months or the remainder of the initial service term, whichever is shorter.

  In addition, the Partnership purchases a portion of its programming services from affiliates of certain Partners.

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                               BUSINESS OF TSAT

GENERAL

  TSAT is a leading distributor of digital satellite-based television services in the United States. TSAT markets and distributes PRIMESTAR(R), a medium power digital satellite service, under the brand names "PRIMESTAR(R) By TCI" and "PRIMESTAR(R) By TSAT" and owns an aggregate 20.86% interest in the Partnership, which owns and operates the PRIMESTAR(R) service. As of September 30, 1997, TSAT was the largest distributor of PRIMESTAR(R), with an installed base of approximately 769,000 subscribers, which represented approximately 42.7% of the Partnership's estimated 1.8 million subscribers as of such date. As of September 30, 1997, TSAT's subscribers were authorized to receive service on approximately 888,000 Authorized Units. PRIMESTAR(R) offers over 160 channels of digital video and audio programming throughout the continental U.S., via medium power satellite, to HSDs approximately 27 to 36 inches in diameter for most subscribers.

  TSAT, through its wholly-owned subsidiary, Tempo, holds the FCC Permit, authorizing construction of a high power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) W.L. orbital position and 11 frequencies at the 166(degrees) W.L. orbital position. The 119(degrees) W.L. orbital position is one of three such orbital positions allocated to the U.S. for DBS service that provide full CONUS visibility.

  Tempo is also a party to the Satellite Construction Agreement, pursuant to which Tempo has arranged for the construction of the Tempo Satellites and has an option to purchase up to three additional satellites. Construction of the Tempo Satellites has been completed. Tempo DBS-1 was launched into TSAT's high power slot at 119(degrees) W.L. on March 8, 1997. Tempo DBS-2 presently serves as a ground spare for Tempo DBS-1.

  Tempo DBS-1 is currently undergoing extended in-orbit testing under the Satellite Construction Agreement. Assuming that such in-orbit testing results in acceptance of the satellite by Tempo under the Satellite Construction Agreement, Tempo DBS-1 would be available for commercial operations in the first quarter of 1998. At current levels of digital compression, Tempo believes that Tempo DBS-1 would be able to deliver approximately 100 channels of digital video and 20 channels of digital audio programming, as operated under the FCC Permit. As designed, the Tempo Satellites can be operated in single transponder mode or paired transponder mode. Under single transponder mode, such satellites could broadcast on up to 32 transponder channels simultaneously, at 113 watts per channel, assuming that the operator of such satellites had authority to use that number of channels. Under paired transponder mode, such satellites could broadcast on up to 11 transponder channels simultaneously, at 226 watts per channel, also assuming proper authorization. The FCC Permit authorizes Tempo to broadcast on 11 transponder channels from the 119(degrees) W.L. orbital location.

  The power levels indicated by paired transponder operations would permit the use of HSDs of less than 14 inches in diameter to subscribers in the majority of the U.S. However, Tempo expects to use 18 inch dishes for the proposed high power service, the same diameter currently used by other high power DBS providers, in most areas. Tempo currently intends to operate Tempo DBS-1 as a platform to provide high power digital video and audio programming services to residential customers, as well as MDUs, commercial customers and resellers.

  The availability and utility of Tempo DBS-1, including the power levels provided by Tempo DBS-1, are subject to risks of satellite defect, loss or reduced performance. Since the launch of Tempo DBS-1, Loral has notified Tempo of at least five separate occurrences of power reductions on Tempo DBS-1. No assurance can be given that further power reductions will not occur in the future. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite. See "RISK FACTORS--Risks of Satellite Failure."

  Pursuant to the Tempo Option Agreement, Tempo has agreed to sell or lease to the Partnership 100% of the capacity of any DBS system constructed by Tempo under the FCC Permit. If the TSAT Merger or the Tempo Sale is consummated, New PRIMESTAR will operate Tempo's high power DBS service. Otherwise, TSAT

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expects that the Partnership will operate Tempo's high power DBS service pursuant to the Tempo Option Agreement. See "--Tempo."

  TSAT was formed in connection with the TSAT Spin-off to own and operate TCI's interests in the digital satellite business. The TSAT Spin-off was effected on December 4, 1996, as a dividend to the holders of record of shares of Tele-Communications, Inc. Series A TCI Group Common Stock, $1.00 par value per share ("TCI Group Series A Common Stock"), and to the holders of record of shares of Tele-Communications, Inc. Series B TCI Group Common Stock, $1.00 par value per share ("TCI Group Series B Common Stock" and, together with the TCI Group Series A Common Stock, the "TCI Group Common Stock"), other than certain subsidiaries of TCI that waived such dividend, at the close of business on November 12, 1996 (the "TSAT Spin-off Record Date"), on the basis of one share of TSAT Series A Common Stock for each ten shares of TCI Group Series A Common Stock, and one share of TSAT Series B Common Stock for each ten shares of TCI Group Series B Common Stock, held by such holders on the TSAT Spin-off Record Date.

  Since the TSAT Spin-off, TSAT and TCI have operated independently. However, prior to the TSAT Spin-off, TSAT and TCI entered into a number of intercompany agreements in connection with the TSAT Spin-off, for purposes of governing certain ongoing relationships between TSAT and TCI after the TSAT Spin-off, and to provide mechanisms for an orderly transition, covering, among other things, such matters as tax sharing, indemnification, services provided by TCI, the use of the "TCI" name and share purchase rights. See "--Certain Arrangements Between TSAT and TCI."

  TSAT was incorporated in Delaware in November 1996. Prior to the TSAT Spin-off, TSAT was a wholly-owned subsidiary of TCI, which through various subsidiaries, was engaged in the business of distributing PRIMESTAR(R) from December 1990 until the consummation of the TSAT Spin-off. TSAT's predecessor was incorporated in February 1995 to consolidate TCI's PRIMESTAR(R) distribution business into one subsidiary, and was merged into TSAT in connection with the TSAT Spin-off.

PRIMESTAR BY TSAT

  General. TSAT markets and distributes the Partnership's equipment and services to households and businesses in its assigned territories under the names "PRIMESTAR By TCI" and "PRIMESTAR By TSAT." TSAT's territories as a PRIMESTAR(R) Distributor comprise communities in the vicinity of TCI's cable television franchise areas and other areas assigned by the management of the Partnership, in each case on a non-exclusive basis. TSAT's territories cover approximately 44% of the geographic area of the U.S., as of September 30, 1997. TSAT estimates that approximately 41% of the country's 97 million television households reside in TSAT's territories.

  As of September 30, 1997, TSAT had an installed base of approximately 888,000 Authorized Units, of which approximately 39% received the Partnership's premier programming package, PrimeHitsSM. See "BUSINESS OF THE PARTNERSHIP--PRIMESTAR(R) Programming." Most of TSAT's customers rent their equipment and pay, in addition to the programming charge, a $10 monthly equipment rental charge, which includes free maintenance and 24-hour customer service. Exclusive of installation revenue, TSAT's average monthly revenue per Authorized Unit was $49 and $44 for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively. At September 30, 1997, TSAT had approximately 769,000 subscribers, which represented approximately 42.7% of the Partnership's estimated 1.8 million subscribers.

  TSAT contracts with and bills its residential and commercial subscribers directly for the PRIMESTAR(R) service. Most residential subscribers may terminate their service at any time upon notice to TSAT. Commercial subscribers' service contracts automatically renew for successive terms unless the commercial subscribers provide 90 days' prior written notice to TSAT of their intent to terminate their service at the end of the current term. In addition, a commercial customer can terminate the contract prior to the expiration of the contractual term by paying 75% of the remaining amount due. Satellite reception equipment reclaimed from terminating subscribers is tested, refurbished as necessary and placed back into service.

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  Distribution. TSAT distributes PRIMESTAR(R) services through multiple distribution channels. TSAT's Master Agent Program, direct sales force, National Call Center for orders, information and customer service and the Partnership's agreement with Radio Shack, one of the nation's largest consumer electronics retailers, form a wide-reaching distribution network. TSAT has engaged four master sales agents, Metron Digital Services, Inc., CVS Systems, Inc., Resource Electronics, Inc. and Recreation Sports and Imports, Inc. (collectively, the "Master Agents"), each of which has extensive experience distributing C-band direct-to-home satellite equipment. Master Agents generally do not sell directly to customers, but recruit, train and maintain a network of sub-agents comprised generally of full service independent satellite retailers in TSAT's target markets, including rural and other areas that are not served or are underserved by cable television. The sub-agents sell PRIMESTAR(R) services on behalf of TSAT and install, service and maintain customer premises equipment for TSAT's subscribers. Authorization of new customers is provided by the National Call Center. At September 30, 1997, TSAT's Master Agents had over 1,300 active sub-agents, and in the nine months ended September 30, 1997, the Master Agent Program accounted for approximately 42% of TSAT's new business.

  TSAT believes that the Master Agents, who are responsible for the acts of their sub-agents, are currently able to manage the diverse network of satellite retailers more effectively than TSAT could do so directly. Master Agents are responsible for maintaining their sub-agents' inventories of HSDs and other customer premises equipment, which are provided by TSAT on consignment. TSAT pays the Master Agents commissions on equipment leased or sold by their sub-agents, as well as an installation reimbursement to cover the cost of each new installation and a 10% commission on monthly programming revenue received from subscribers enrolled through the Master Agent Program, for a contractually determined period of time (generally five years). Master Agents are responsible for compensating their sub-agents.

  TSAT's direct sales force solicits potential subscribers by making door-to-door sales calls, setting up booths at special events and otherwise marketing TSAT's products and services to customers in target markets in its authorized distribution areas. At September 30, 1997, the direct sales force consisted of over 450 full- and part-time employees throughout TSAT's service areas operating out of TSAT's five regional offices and several field offices. To date, TSAT and the other PRIMESTAR(R) Distributors have been at a competitive disadvantage vis-a-vis other satellite programming distributors due to the relatively larger dish size required by PRIMESTAR(R)'s medium power service. As a result, the main success of TSAT's direct sales force has been rural and semi-rural communities which are generally underserved for variety, choice and convenience in audio and video entertainment programming, and in which the larger dish size is not as great a competitive disadvantage. Direct sales employees are paid pursuant to a tiered compensation plan with varying commission arrangements based on productivity. New subscriptions obtained by the direct sales force are referred to the National Call Center for authorization, which in turn dispatches the new orders to the nearest third party contractor for installation.

  In order to support its direct sales force, TSAT obtains installation, maintenance, retrieval, inventory management and other customer fulfillment services from third party contractors for TSAT customers enrolled by its direct sales force or National Call Center. From the TSAT Spin-off Date through December 31, 1997, TCIC provided fulfillment services to customers of TSAT with respect to the PRIMESTAR(R) medium power service pursuant to a fulfillment agreement (as amended, the "Fulfillment Agreement"). See "-- Certain Arrangements Between TSAT and TCI--Fulfillment Agreement." The Fulfillment Agreement, which terminated on December 31, 1997, among other things, (i) set forth the responsibilities of TCIC with respect to fulfillment services, including performance standards, (ii) provided for TCIC's fulfillment sites to be connected to the billing and information systems used by TSAT, allowing for on-line scheduling and dispatch of installation and other service calls, and (iii) provided scheduled rates to be charged to TSAT for the various customer fulfillment services provided by TCIC. TSAT retained sole control under the Fulfillment Agreement to establish the retail prices and other terms and conditions on which installation and other services were provided to TSAT's customers. In September and October 1997, TSAT entered into agreements with eight regional fulfillment companies (none of which is affiliated with TSAT or any other party to the Restructuring Transaction) to perform the services that are no longer performed by TCIC since the termination of the Fulfillment Agreement. TSAT's management believes that the terms and conditions of such new third party fulfillment agreements are in the

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aggregate no less favorable to TSAT than the terms and conditions of the
Fulfillment Agreement with TCIC (both as originally executed and as amended). See "--Certain Arrangements Between TSAT and TCI."

  The National Call Center, which, as of September 30, 1997, housed more than 500 employees, takes subscription orders and provides both sales support and customer service. The National Call Center offers customers round-the-clock telephone support for sales, installation, authorization and billing, as well as for repair and customer service, 365 days per year. During the nine months ended September 30, 1997, the National Call Center handled over 3 million customer service calls and over 680,000 sales calls. In addition, since March 1997, TCIC has provided TSAT with additional customer support services from its Boise, Idaho call center (the "Boise Call Center") to assist TSAT in responding to calls that exceed the capacity of the National Call Center. Currently, TCIC and TSAT are negotiating for the sale or long-term lease of the Boise Call Center to TSAT.

  In addition to the Master Agent Program, direct sales force and National Call Center, TSAT distributes its services through certain national consumer electronics retailers, including Radio Shack. Pursuant to the Partnership's national agreement with Radio Shack, PRIMESTAR(R) is available on a non-exclusive basis through more than 6,200 Radio Shack stores nationwide, over 2,400 of which are located in TSAT's authorized distribution territories. Under this agreement, Radio Shack is compensated based on the number of installations generated. TSAT's distribution network is further supported by approximately 1,600 local market retailers, such as hardware stores and convenience stores, which promote TSAT's services and further assist TSAT in its distribution efforts.

  TSAT believes that its use of a number of different distribution channels has been an important factor in the success of its sales efforts and will continue to fuel subscriber growth. During the period from December 1994 to September 1997, TSAT significantly expanded its points of sale to approximately 6,400. TSAT intends to continue to target multiple distribution channels and to expand on its existing satellite retailer distribution network and presence with both national and regional consumer electronics outlets.

  Equipment and Installation. Approximately 98% of TSAT's subscribers currently elect to rent their equipment from TSAT, and TSAT believes that the ability to obtain PRIMESTAR(R) without a large initial cash outlay has been a significant factor in TSAT's early acceptance by consumers. However, TSAT also offers subscribers the opportunity to purchase their equipment. Subscribers who would prefer to own their equipment may purchase a single refurbished satellite receiver for $149 (or a new receiver for $199) plus an installation charge of $149 (less a $50 customer rebate direct from the Partnership). Subscribers who wish to purchase two satellite receivers may purchase a refurbished first receiver for $149 (or a new receiver for $199) and a second refurbished receiver for $149 (or a new receiver for $199), with the installation charge of the first receiver set at $149 (less a $50 customer rebate direct from the Partnership) and the installation price of the second receiver set at $75.

  In addition to monthly fees for programming and the purchase or lease of equipment, TSAT generally charges new subscribers an installation fee ranging from $99 to $149. In order to insure that HSDs are properly pointed and aligned to receive the PRIMESTAR(R) signal, TSAT strongly recommends professional installation. TSAT, from time to time, offered qualified subscribers an opportunity to enter into subscription contracts that allowed for the option of paying their installation fee over time. Certain other direct satellite service providers offer consumers the option of self-installation of the HSD and other equipment for their digital satellite systems, with an installation kit that retails for approximately $70.

  Marketing. TSAT engages in extensive local and regional marketing, advertising and promotional activities to increase consumer awareness of PRIMESTAR(R), to promote the sale and lease of PRIMESTAR(R) equipment and to generate subscriptions to PRIMESTAR(R). To complement the national marketing support received from the Partnership, TSAT operates a central advertising strategy that also supports regional marketing efforts. See "BUSINESS OF THE PARTNERSHIP--Marketing of PRIMESTAR(R)." TSAT's advertising strategy focuses on five important selling points for potential subscribers: (i) program variety and categorization, (ii) good value, (iii) digital quality picture and sound, (iv) no equipment to buy, and (v) on-going equipment

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maintenance and service at no extra charge. TSAT also provides its network of sub-agents and direct sales force with marketing support ranging from cooperative advertising funds to customized advertising campaigns.

  TSAT's current regional and local advertising strategy includes television, print and radio advertisements, direct mail campaigns, handouts of brochures and flyers and participation in local events, including the display of posters, banners and pop-up displays. TSAT engages a media agency to provide media counsel and services to aid TSAT in planning, placing and measuring results in regional and local advertising and media programs. TSAT also engages an advertising agency to develop strategic and creative efforts in advertising and a marketing fulfillment agency to provide direct mail, collateral materials and other marketing services.

  TSAT, from time to time, promotes subscriptions to its programming service by offering discounts or free services for a limited period of time. For example, TSAT has offered a discount for annual subscriptions, whereby customers, by paying annually, have been entitled to get one month for free. In addition, TSAT has provided coupons to new customers which offer programming discounts, providing customers with the opportunity to try many of TSAT's premium services. Additionally, TSAT has also provided free pay-per-view movies to new subscribers for a limited period of time.

  TSAT engages independent retailers as display representatives who display promotional materials about TSAT. TSAT uses such display representatives to promote its service and to attain customer referrals. TSAT pays the display representative a one time referral fee for each eligible subscriber who installs the service within sixty days of the referral.

  TSAT also participates in joint marketing efforts. In May 1997, TSAT and DMX, Inc. ("DMX"), a digital audio music service and a subsidiary of TCI, agreed to jointly offer PRIMESTAR(R) and DMX music services to commercial customers. The DMX/PRIMESTAR(R) commercial service, which is marketed by DMX for Business, the commercial arm of DMX, is available to businesses located in TSAT's territories throughout the U.S., and offers 90 channels of music as well as up to 60 video channels of PRIMESTAR(R) digital television programming. The DMX/PRIMESTAR(R) service is the only DBS service that offers a complete digital audio and video package through a single antenna directly to businesses. TSAT also engages in two joint marketing efforts with TCI. First, TSAT, since March 1996, has been distributing Kid Control(TM), a child-size remote control unit supplied by TCI. The Kid Control(TM) units are channel selectors designed solely for children and help parents monitor and control television viewing. They are pre-programmed with the most popular children's programming to provide a secure lineup of age-appropriate entertainment. Second, as a sign of its commitment to education, TSAT, along with TCI, launched the PRIMESTAR Goes To School program which provides schools not wired for cable with free access to PRIMESTAR(R) equipment and 500 hours of commercial-free "Cable in the Classroom" programming per month. This educational package is offered free of charge. The program is designed to provide educational programming and data services and offer access to training to inner city, rural and other schools that do not have access to cable and that are within TSAT's territories. From its inception in November 1995 through September 30, 1997, over 2,300 schools have enrolled in the program.

  ResNet Transaction. Effective as of June 4, 1997, TCI Satellite MDU, Inc. ("TSAT-MDU"), a wholly-owned subsidiary of TSAT, and ResNet Communications, Inc., ("ResNet Corp."), a wholly-owned subsidiary of LodgeNet Entertainment Corporation ("LodgeNet"), formed ResNet Communications, LLC ("ResNet LLC"). TSAT-MDU acquired a 4.99% ownership interest in ResNet LLC, and ResNet Corp. acquired a 95.01% ownership interest in ResNet LLC. ResNet LLC was formed to own and operate the business owned and operated by ResNet Corp. prior to the formation of ResNet LLC. ResNet Corp. was formed by LodgeNet in February 1996 to engage in the business of operating as a "private cable operator" under applicable federal law, providing video on demand, basic and premium cable television programming, and other interactive, multi-media entertainment and information services to subscribers in MDUs with facilities that do not use any public right-of-way (the "ResNet Business"). Effective as of October 21, 1996, TSAT-MDU had acquired 4.99% of the issued and outstanding capital stock of ResNet Corp. In connection with the formation of ResNet LLC, ResNet Corp. redeemed all of its capital stock previously issued to TSAT-MDU. ResNet LLC agreed to purchase from TSAT-MDU, at a price that approximates TSAT-MDU's cost, up to $40 million in satellite reception equipment, to be

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used in connection with the ResNet Business exclusively, over a five-year period (subject to a one-year extension at the option of ResNet LLC if ResNet LLC has not purchased the full $40 million in equipment during the five-year initial term).

  TSAT-MDU also agreed to make a subordinated convertible term loan to ResNet LLC, the proceeds of which can be used only to purchase such equipment from TSAT-MDU. The term of the loan is five years with an option by ResNet LLC to extend the term for one additional year. The total principal and accrued and unpaid interest under the loan is convertible over a four-year period into ownership interests in ResNet LLC representing 32% of the total ownership interests in ResNet LLC. TSAT-MDU's only recourse with respect to repayment of the loan is conversion into ownership interests in ResNet LLC stock or warrants as described below. Under current interpretations of the FCC rules and regulations related to restrictions on the provision of cable and satellite master antenna television services in certain areas, TSAT-MDU could be prohibited from holding 5% or more of the ownership interests in ResNet LLC and consequently could not exercise the conversion rights under the convertible loan agreement. TSAT-MDU is required to convert the convertible loan at such time as conversion would not violate such currently applicable regulatory restrictions.

  In addition, ResNet LLC granted TSAT-MDU an option to acquire an additional 13.01% of the ownership interests in ResNet LLC at the appraised fair market value of such percentage ownership interests at the time of exercise of the option. The option is exercisable between December 21, 1999 and the maturity of the convertible loan. Upon the maturity date of the convertible loan, if TSAT-MDU has been prevented from converting the loan or exercising the option in full due to the previously described regulatory restrictions, ResNet LLC will issue warrants to TSAT-MDU to acquire the ownership interests in ResNet LLC that have not been issued pursuant to conversion of the loan and the percentage ownership interests that TSAT-MDU has a right to acquire by exercise of the option. The exercise price of the warrants to be issued in respect of the convertible loan will be de minimis, and the exercise price of the warrants to be issued in respect of the option will be equivalent to the exercise price under such option. TSAT has agreed to customary standstill provisions with respect to acquisitions of more than 10% of the outstanding stock of LodgeNet and any stock of ResNet Corp. if it becomes publicly traded.

  TSAT-MDU also entered into a long-term signal availability agreement with ResNet LLC, pursuant to which TSAT-MDU is committed to transport for a fee to "private cable systems" owned and operated by ResNet LLC, the satellite signal used by the Partnership to transmit its programming services (the "PRIMESTAR Satellite Signal") or the signal of a substantially comparable service. "Private cable system" means a satellite master antenna television system that provides television programming services to residential MDUs through cable plant or other equipment that is located entirely on private property and does not constitute a direct-to-home distribution system or a franchised cable system. TSAT-MDU is acting solely to make the PRIMESTAR Satellite Signal available to ResNet LLC and is not acting as a distributor of any PRIMESTAR(R) programming services to ResNet LLC. ResNet LLC must obtain its own rights from the applicable programming networks to receive the programming services and to distribute them to ResNet LLC's subscribers.

  NDTC has the right from the Partnership to use the PRIMESTAR Satellite Signal for delivery of programming for the benefit of third parties, including private cable systems (the "simultaneous use rights"). NDTC has agreed with TSAT that private cable systems designated by TSAT, including the ResNet LLC private cable systems, will receive the transport of the PRIMESTAR Satellite Signal by NDTC in exchange for the payment by TSAT of a fee per subscriber per video program signal. The agreement between TSAT and NDTC is coextensive with the agreement between NDTC and the Partnership, which expires on March 31, 2001, and there is no assurance that TSAT will continue to have the ability to make the PRIMESTAR Satellite Signal available after that date.

  In its agreement with ResNet LLC, TSAT-MDU has committed to make the PRIMESTAR Satellite Signal or the signal of a substantially comparable service available for a term that extends substantially beyond March 31, 2001. If TSAT were to lose its contractual ability to make the PRIMESTAR Satellite Signal available and were unable to make the signal of a substantially comparable service available, TSAT would be obligated to

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reimburse ResNet LLC for its costs in obtaining a digital signal from another source, including the cost of replacement equipment if the new digital signal is not compatible with ResNet LLC's equipment. While it is not possible at this time to quantify the amount that TSAT-MDU would be obligated to pay to ResNet LLC under the circumstances described above, TSAT-MDU believes that the costs could be significant, particularly if it were to lose its ability to make a signal available towards the end of its agreement with ResNet LLC.

  Counsel to the Partnership has advised TSAT of the Partnership's position that there are certain preconditions to NDTC's simultaneous use rights which have not yet been satisfied and that such rights are not assignable by NDTC to TSAT or TSAT-MDU. TSAT believes that the transaction between TSAT-MDU and ResNet LLC and similar transactions are permitted under the agreement between NDTC and the Partnership. TSAT does not believe that any potential dispute with the Partnership regarding this issue is likely to have a material adverse effect on TSAT. In fact, the Partnership and TSAT are engaged in discussions intended to resolve any disagreement with respect to the ResNet transaction.

  The transactions described above between TSAT-MDU and ResNet LLC supersede in their entirety substantially similar transactions entered into between TSAT-MDU and ResNet Corp. effective as of October 21, 1996.

  The Restructuring Transaction is not expected to have any material effect on the rights or obligations of TSAT or TSAT-MDU in connection with the above-described transaction.

  Use of PRIMESTAR(R) Name and Marks. TSAT markets and distributes the Partnership's equipment and services to households and businesses in its assigned territories under the names PRIMESTAR By TCI and PRIMESTAR By TSAT. PRIMESTAR(R) is a registered service mark of the Partnership. TSAT believes that it has the right to use the PRIMESTAR(R) name and certain related trademarks and service marks as a Distributor, in substantially the same manner as it has been using such name and marks, pursuant to its existing understandings with the Partnership. However, TSAT does not have a written license to use the PRIMESTAR(R) name and marks, and if the Restructuring Transaction is not consummated, there can be no assurance that TSAT will be entitled to continue to use the PRIMESTAR(R) name and marks in the future.

TEMPO

  TSAT, through Tempo, holds the FCC Permit, authorizing construction of a high power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) W.L. orbital position and 11 frequencies at the 166(degrees) W.L. orbital position. The 119(degrees) W.L. orbital position is generally visible to HSDs throughout the entire continental U.S.; the 166(degrees) W.L. orbital position is visible only in the western half of the continental U.S., as well as Alaska and Hawaii. Tempo is also a party to the Satellite Construction Agreement with Loral, pursuant to which Tempo has arranged for the construction of the Tempo Satellites and has an option to purchase up to three additional satellites. As constructed, each Tempo Satellite can operate in either "single transponder" mode (with 32 transponders broadcasting at 113 watts per channel) or in "paired transponder" mode (with 16 transponders broadcasting at 226 watts per channel). Either such configuration can be selected at any time, either before or after launch.

  Tempo DBS-1 was outfitted with an antenna designed for operation at the 119(degrees) W.L. orbital location and was launched into geosynchronous orbit on March 8, 1997 from Cape Canaveral on an Atlas rocket by International Launch Services on behalf of Lockheed Martin Corporation. The satellite is currently undergoing extended in-orbit testing under the Satellite Construction Agreement. Assuming that such in-orbit testing results in acceptance of the satellite by Tempo under the Satellite Construction Agreement, Tempo DBS-1 would be available for commercial operations in the first quarter of 1998. Broadcasting on 11 of the 16 available transponder pairs in accordance with Tempo's FCC Permit and using available technology for statistical multiplexing and digital compression, TSAT and the Partnership believe that Tempo DBS-1 would be able to deliver approximately 100 channels of digital video and 20 channels of digital audio programming. See "-- General." The power levels indicated by paired transponder operations would permit the use of HSDs of

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

less than 14 inches in diameter to subscribers in the majority of the U.S. However, Tempo expects to use 18 inch dishes for the proposed high power service, the same diameter currently used by other high power DBS providers, in most areas.

  Since the launch of Tempo DBS-1, Loral has notified Tempo of at least five separate occurrences of power reductions on Tempo DBS-1. No assurance can be given that further power reductions will not occur in the future. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite. Tempo and Loral are currently engaged in discussions regarding this matter, including the timing, extent and methodology of any further tests to be conducted and the terms of any monetary settlement with respect to the satellite to which Tempo may be entitled under the Satellite Construction Agreement. See "--Satellite Launches."

  Tempo currently intends to operate Tempo DBS-1 as a platform to provide high power digital video and audio programming services to residential customers, as well as MDUs, commercial customers and resellers. If the TSAT Merger or the Tempo Sale is consummated, New PRIMESTAR will operate Tempo's high power DBS services. Otherwise, TSAT expects that such services will be provided through the Partnership, which has exercised its option under the Tempo Option Agreement to purchase or lease 100% of the capacity of Tempo DBS-1. See "-- Tempo Option" and "RISK FACTORS--Uncertainty Regarding High Power Strategies." The availability and utility of Tempo DBS-1, including the power levels provided by Tempo DBS-1, are subject to risks of satellite defect, loss or reduced performance. See "RISK FACTORS--Risks of Satellite Failure."

  In light of the pendency of the Restructuring Transaction, the TSAT Merger, the Tempo Sale and the ASkyB Transaction, TSAT and the Partnership are evaluating alternative future plans with respect to Tempo DBS-2, including its use or disposition. Tempo DBS-2 presently serves as a ground spare for Tempo DBS-1. See "RISK FACTORS--Uncertainty Regarding High Power Strategies."

  Satellite Launches. Pursuant to the Satellite Construction Agreement, Loral must conduct in-orbit testing following the launch of a satellite. Under the Satellite Construction Agreement, delivery of a satellite takes place upon Tempo's acceptance of such satellite after completion of in-orbit testing ("Delivery"). Subject to certain limits, Loral must reimburse Tempo for Tempo's actual and reasonable expenses directly incurred as a result of any delays in the Delivery of satellites. The in-orbit useful life of each satellite is designed to be a minimum of 12 years. If in-orbit testing confirms that the satellite conforms fully to specifications and the service life of the satellite will be at least 12 years, Tempo is required to accept the satellite. If in-orbit testing determines that the satellite does not fully conform to specifications but at least 50% of its transponders are functional and the service life of the satellite will be at least six years, Tempo is required to accept the satellite but is entitled to receive a proportionate decrease in the purchase price. If Loral fails to deliver a satellite, it has 29 months to deliver, at its own expense, a replacement satellite. Loral may make four attempts to launch the two Tempo Satellites; however, if the two Tempo Satellites are not delivered in such four attempts, Tempo may terminate the Satellite Construction Agreement and receive a refund. Tempo also may terminate the contract in the event of two successive satellite failures.

  As a result of the aforementioned power reductions, in-orbit testing has been extended and Tempo DBS-1 has not yet been accepted; however, it is currently expected that such testing will be completed during the first quarter of 1998. TSAT currently believes that Tempo DBS-1 may not fully comply with specifications, but has not yet determined the extent of any such non-compliance. As stated above, Tempo and Loral are currently engaged in discussions regarding this matter, including the timing, extent and methodology of any further tests to be conducted and the terms of any monetary settlement with respect to the satellite to which Tempo may be entitled under the Satellite Construction Agreement. A defect or damage affecting Tempo DBS-1 could cause a substantial monetary loss to TSAT or, following consummation of the TSAT Merger or the Tempo Sale, New PRIMESTAR.


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

  Loral has warranted that, until the satellites are launched, the satellites will be free from defects in materials or workmanship and will meet the applicable performance specifications. In addition, Loral has warranted that all items other than the satellites delivered under the Satellite Construction Agreement will be free from defects in materials or workmanship for one year from the date of their acceptance and will perform in accordance with the applicable performance specifications. Loral bears the risk of loss of the Tempo Satellites until Delivery. Upon Delivery, title and risk of loss pass to Tempo. However, Loral is obligated to carry risk insurance on each satellite covering the period from launch through Delivery. Such risk insurance is required to cover (i) the cost of any damages due under the Satellite Construction Agreement; (ii) the cost of delivery of a replacement satellite in the event of a satellite failure; and (iii) the refund of the fixed contract price for each undelivered Tempo Satellite if Loral fails to deliver both Tempo Satellites after four attempts. Loral is also required to obtain insurance indemnifying Tempo from any third party claims arising out of the launch of a satellite. Although TSAT is entitled to the benefit of such warranties and insurance coverage relating to the Tempo Satellites pursuant to the Satellite Construction Agreement, such warranties and insurance coverage might not be sufficient to compensate TSAT for all of its losses in the event of a partial or total satellite failure or casualty, even if such failure or casualty were a covered loss.

  Tempo Option. In February 1990, Tempo entered into the Tempo Option Agreement with the Partnership, granting the Partnership the right and option (the "Tempo Option"), upon exercise, to purchase or lease 100% of the capacity of the DBS system to be built, launched and operated by Tempo pursuant to the FCC Permit. Under the Tempo Option Agreement, upon the exercise of the Tempo Option, the Partnership was obligated to pay Tempo $1,000,000 (the "Exercise Fee") and to lease or purchase the entire capacity of the DBS system, with the purchase price (or aggregate lease payments) for such capacity being sufficient to cover the costs of constructing, launching and operating such DBS system. In connection with the Tempo Option and certain related matters, Tempo and the Partnership subsequently entered into two letter agreements (the "Tempo Letter Agreements"), which provided for, among other things, the funding by the Partnership of milestone and other payments due under the Satellite Construction Agreement, and certain related costs, through advances by the Partnership to Tempo. The Partnership financed such advances to Tempo through borrowings under the PRIMESTAR Credit Facility, which was obtained by the Partnership to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites, and which in turn is supported by letters of credit arranged for by affiliates of the Partners (other than GEAS). At September 30, 1997, the aggregate funding provided to Tempo by the Partnership was $463,133,000, and the balance due under the PRIMESTAR Credit Facility was $555,000,000, including amounts borrowed to pay interest charges.

  On February 7, 1997, the Partners Committee adopted a resolution (i) affirming that the Partnership had unconditionally exercised the Tempo Option,
(ii) approving the proposed launch of Tempo DBS-1 into the 119(degrees) W.L. orbital position and the use of Tempo DBS-2 as a spare or back-up for Tempo DBS-1, pending other deployment or disposition as determined by the Partnership, and (iii) authorizing the payment by the Partnership to Tempo of the Exercise Fee and other amounts to Tempo in connection with the Tempo Option and the Tempo Letter Agreements, including funding of substantially all construction and related costs relating to the Tempo Satellites not previously funded by the Partnership. Such amounts have been paid to TSAT. See "--Certain Arrangements Between TSAT and TCI--Reimbursement of Certain Satellite Expenses."

  The Tempo Letter Agreements permit the Partnership to apply its advances to Tempo against any payments (other than the Exercise Fee) due under the Tempo Option with respect to its purchase or lease of satellite capacity. Although TSAT and the Partnership have not entered into an agreement with respect to the purchase or lease of 100% of the capacity of the proposed Tempo DBS system pursuant to the Tempo Option, TSAT believes that its obligations to the Partnership with respect to such advances will be satisfied in connection with the completion of such purchase or lease. However, if notwithstanding the exercise of the Tempo Option, such purchase or lease of satellite capacity is not completed, TSAT believes that alternative courses of action are available that would allow TSAT to recover its costs of constructing the Tempo Satellites, whether or not the Restructuring Transaction is consummated.


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

CERTAIN ARRANGEMENTS BETWEEN TSAT AND TCI

  Since the consummation of the TSAT Spin-off, TSAT and TCI have operated independently. However, for purposes of governing certain of the ongoing relationships between TSAT and TCI after the TSAT Spin-off, and to provide mechanisms for an orderly transition, TSAT and TCI entered into various agreements, including the "Reorganization Agreement," the "Transition Services Agreement," an amendment to TCI's existing "Tax Sharing Agreement," the "Indemnification Agreements," the "Trade Name and Service Mark License Agreement," and the "Share Purchase Agreement," all of which are described below. In addition, TCIC has continued to provide installation, maintenance, retrieval and other customer fulfillment services for certain customers of TSAT pursuant to the "Fulfillment Agreement," and entered into the "TCIC Credit Facility" with TSAT, both of which are described below.

  John C. Malone is currently the Chairman of the Board and a director of TCI and is also the Chairman of the Board and a director of TSAT. Dr. Malone is also a principal stockholder of both TCI and TSAT. See "MANAGEMENT OF TSAT-- Directors and Executive Officers," "SECURITY OWNERSHIP OF TSAT" and "RISK FACTORS--Potential Conflicts of Interest." In addition, as an officer of TCIC prior to the TSAT Spin-off, Gary S. Howard, the Chief Executive Officer and a director of TSAT, had the benefit of certain undertakings of indemnification from TCI and TCIC, which have survived the TSAT Spin-off. See "--Other Arrangements." Both Dr. Malone and Mr. Howard will be directors of New PRIMESTAR upon consummation of the Restructuring Transaction. See "MANAGEMENT OF NEW PRIMESTAR--Directors and Executive Officers."

  Reorganization Agreement. On the TSAT Spin-off Date, TCI, TCIC and a number of other TCI subsidiaries, including TSAT, entered into a reorganization agreement (the "Reorganization Agreement"), which provided for, among other things, the principal corporate transactions required to effect the TSAT Spin-off, the conditions thereto and certain provisions governing the relationship between TSAT and TCI with respect to and resulting from the TSAT Spin-off.

  Certain of TSAT's assets relating to the digital satellite business were historically owned by subsidiaries of TCI other than TSAT and its predecessors. These assets include the capital stock of Tempo and the 20.86% interests in the Partnership. The Reorganization Agreement provided for, among other things, the transfer of these assets to TSAT and for the assumption by TSAT of related liabilities. No consideration was payable by TSAT for these transfers, except that two subsidiaries of TSAT purchased TCI's interests in the Partnership for consideration payable by delivery of promissory notes issued by such subsidiaries, which promissory notes were assumed by TCI on the TSAT Spin-off Date in the form of a capital contribution to TSAT. The Reorganization Agreement also provides for certain cross-indemnities designed to make TSAT financially responsible for all liabilities relating to the digital satellite business conducted by TCI prior to the TSAT Spin-off, as well as for all liabilities incurred by TSAT after the TSAT Spin-off, and makes TCI financially responsible for all potential liabilities of TSAT which are not related to the digital satellite business, including, for example, liabilities arising as a result of TSAT's having been a subsidiary of TCI. The Reorganization Agreement further provides for each of TSAT and TCI to preserve the confidentiality of all confidential or proprietary information of the other party, for five years following the TSAT Spin-off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

  Pursuant to the Reorganization Agreement, on the TSAT Spin-off Date, TSAT issued to TCIC a promissory note (the "TSAT Note"), in the principal amount of $250,000,000, representing a portion of TSAT's intercompany balance owed to TCIC on such date. See "--TCIC Credit Facility" below. On December 31, 1996, TSAT entered into the Bank Credit Facility and used a portion of the borrowing availability thereunder to repay in full all principal and interest due to TCIC pursuant to the TSAT Note. See "DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT--Bank Credit Facility." Pursuant to the Reorganization Agreement, the remainder of TSAT's intercompany balance owed to TCIC on the TSAT Spin-off Date (other than certain advances made to TSAT by TCIC in 1996 to fund certain construction and related costs associated with the Tempo Satellites, as described below under "--Reimbursement of Certain Satellite Expenses") was assumed by

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

TCI. A portion of such assumption of debt was effected in the form of a capital contribution to TSAT; the remainder was effected as consideration for
(i) the assumption by TSAT of TCI's obligations under options granted on the TSAT Spin-off Date to certain key employees of TCI (who are not employees of TSAT) representing, in the aggregate, 1,660,190 shares of TSAT Series A Common Stock, and (iii) the granting by TSAT to TCI of an option to purchase up to 4,765,000 shares of TSAT Series A Common Stock (as such number may be adjusted to reflect stock dividends, stock splits and the like), at an exercise price of $1.00 per share, as required by TCI from time to time to meet its obligations under the conversion features of certain convertible securities of TCI, as such conversion features were adjusted as a result of the TSAT Spin-off. During the nine months ended September 30, 1997, TSAT issued 256,830 shares of TSAT Series A Common Stock to TCI for aggregate consideration of $256,830 under this arrangement. Following the TSAT Merger, TCI will have the right to purchase from New PRIMESTAR, on the same terms as are applicable under such arrangement, the same number of shares of New PRIMESTAR Class A Common Stock as TCI would have been entitled to receive pursuant to the TSAT Merger had TCI exercised in full its rights to purchase shares of TSAT Series A Common Stock under such arrangement immediately prior to the TSAT Effective Time, at a price per share equal to the purchase price for the shares of TSAT Series A Common Stock otherwise purchasable pursuant to such arrangement. See "--Other Arrangements" and the Condensed Pro Forma Combined Statement of Operations of TSAT, included elsewhere in this Proxy Statement/Prospectus.

  Transition Services Agreement. Pursuant to a transition services agreement between TCI and TSAT (the "Transition Services Agreement"), TCI is obligated to provide to TSAT certain services and other benefits, including certain administrative and other services that were provided by TCI prior to the TSAT Spin-off. Such services include (i) tax reporting, financial reporting, payroll, employee benefit administration, workers' compensation administration, telephone, fleet management, package delivery, management information systems, billing, lock box, remittance processing and risk management services, (ii) other services typically performed by TCI's accounting, finance, treasury, corporate, legal, tax, benefits, insurance, facilities, purchasing, fleet management and advanced information technology department personnel, (iii) use of telecommunications and data facilities and of systems and software developed, acquired or licensed by TCI from time to time for financial forecasting, budgeting and similar purposes, including without limitation any such software for use on personal computers, in any case to the extent available under copyright law or any applicable third-party contract, (iv) technology support and consulting services, and (v) such other management, supervisory, strategic planning or other services as TSAT and TCI may from time to time mutually determine to be necessary or desirable.

  Pursuant to the Transition Services Agreement, TCI also agreed to provide TSAT with certain most- favored-customer rights to programming services that TCI or a wholly-owned subsidiary of TCI may own in the future and access to any volume discounts that may be available to TCI for purchase of HSDs, satellite receivers and other equipment.

  As compensation for the services rendered to TSAT and for the benefits made available to TSAT pursuant to the Transition Services Agreement, TSAT is required to pay TCI a monthly fee of $1.50 per qualified subscribing household or other residential or commercial unit (counted as one subscriber regardless of the number of satellite receivers), up to a maximum of $3 million per month, and to reimburse TCI quarterly for direct, out-of-pocket expenses incurred by TCI to third parties in providing the services. During the nine months ended September 30, 1997, TSAT paid $8,611,000 to TCIC pursuant to the Transition Services Agreement.

  The Transition Services Agreement continues in effect until the close of business on December 31, 1999 and will be renewed automatically for successive one-year periods thereafter, unless earlier terminated by (i) either party at the end of the initial term or the then current renewal term, as applicable, on not less than 180 days' prior written notice to the other party, (ii) TCI upon written notice to TSAT following certain changes in control of TSAT, and
(iii) either party if the other party is the subject of certain bankruptcy or insolvency-related events. Pursuant to the terms of the Transition Services Agreement, TCI has the right to terminate the agreement upon the consummation of the Restructuring Transaction, and TSAT expects that, concurrently with the consummation of the Restructuring Transaction, TCI will exercise its right to terminate the Transition Services Agreement. TSAT does not believe that any such termination will have a material adverse effect on TSAT.

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

  Tax Sharing Agreement. Through the TSAT Spin-off Date, TSAT's results of operations were included in TCI's consolidated U.S. federal income tax returns, in accordance with the existing tax sharing arrangements among TCI and its consolidated subsidiaries. Effective July 1, 1995, TCI, TCIC and certain other subsidiaries of TCI entered into a tax sharing agreement (the "Tax Sharing Agreement"), which formalized such pre-existing tax sharing arrangements and implemented additional procedures for the allocation of certain consolidated income tax attributes and the settlement of certain intercompany tax allocations. The Tax Sharing Agreement encompasses U.S. federal, state, local and foreign tax consequences and relies upon the Code and any applicable state, local and foreign tax law and related regulations. In connection with the TSAT Spin-off, the Tax Sharing Agreement was amended to provide that TSAT be treated as if it had been a party to the Tax Sharing Agreement, effective July 1, 1995.

  In connection with the Restructuring Transaction, TSAT and TCI entered into a tax sharing agreement dated June 1997, to confirm that pursuant to the amended Tax Sharing Agreement (i) neither TSAT nor any of its subsidiaries has any obligation to indemnify TCI, any other members of the TCI Group (as hereinafter defined) or the TCI shareholders for any tax resulting from the TSAT Spin-off failing to qualify as a tax-free distribution pursuant to
Section 355 of the Code; (ii) TCI is obligated to indemnify TSAT and its subsidiaries for any taxes resulting from the TSAT Spin-off failing to qualify as a tax-free distribution pursuant to Section 355 of the Code; (iii) to the best knowledge of TCI, TSAT's total payment obligation under the Tax Sharing Agreement could not reasonably be expected to exceed $5 million; and (iv) the sole agreement between TCI or the TCI Group, on the one hand, and TSAT or any of its subsidiaries, on the other, relating to taxes is the Tax Sharing Agreement. As of the TSAT Spin-off Date, the sole agreement, if any, between any of the TCI stockholders, on the one hand, and TSAT or any of its subsidiaries, on the other, relating to taxes was the Tax Sharing Agreement.

  Indemnification Agreements. On the TSAT Spin-off Date, TSAT entered into an indemnification agreement with each of TCIC and TCI UA 1, Inc., an indirect subsidiary of TCIC ("TCI UA 1") (collectively, the "Indemnification Agreements"). The Indemnification Agreement with TCIC provides for TSAT to reimburse TCIC for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCIC to support TSAT's share of the Partnership's obligations under the GE-2 Agreement, with respect to the Partnership's use of transponders on GE-2. The drawable amount of such letter of credit was $25,000,000, at September 30, 1997. Although TCIC's obligations under such letter of credit expire on February 14, 1998, TCIC has agreed to extend such letter of credit through June 30, 1999. See "RISK FACTORS--Risks of Satellite Failure," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--TSAT," included elsewhere herein, and "BUSINESS OF THE PARTNERSHIP--PRIMESTAR(R) Satellite Signal."

  The Indemnification Agreement with TCI UA 1 provides for TSAT to reimburse TCI UA 1 for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCI UA 1 (the "TCI UA 1 Letter of Credit"), which supports the PRIMESTAR Credit Facility that was obtained by the Partnership to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites and that is supported by letters of credit arranged for by affiliates of the Partners (other than GEAS). The drawable amount of the TCI UA 1 Letter of Credit was $141,250,000 at September 30, 1997. TCI UA 1 has agreed to maintain the TCI UA 1 Letter of Credit through June 30, 1999.

  The Indemnification Agreements further provide for TSAT to indemnify and hold harmless TCIC and TCI UA 1 and certain related persons from and against any losses, claims, and liabilities arising out of the respective letters of credit or any drawings thereunder. The payment obligations of TSAT to TCIC and TCI UA 1, under such Indemnification Agreements are subordinated in right of payment with respect to TSAT's obligations under the Bank Credit Facility.

  Pursuant to the TSAT Asset Transfer Agreement, New PRIMESTAR will assume the rights and obligations of TSAT under the Indemnification Agreements, including the reimbursement obligations in favor of TCIC and TCI UA 1, on substantially the same terms as the Reimbursement Agreements. See "RELATED AGREEMENTS-- Reimbursement Agreements."

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

  During the first quarter of 1997, two additional irrevocable transferable letters of credit were issued pursuant to the Bank Credit Facility for the account of TSAT, one to support TSAT's share of the Partnership's obligations under the GE-2 Agreement and the second to support the PRIMESTAR Credit Facility. The initial drawable amount of the first letter of credit is $25,000,000, increasing to $50,000,000 if the Partnership exercises the End-of-Life Option, and the initial drawable amount of the second letter of credit is $5,000,000. Upon consummation of the Restructuring Transaction, New PRIMESTAR will assume such letters of credit.

  Trade Name and Service Mark License Agreement. Pursuant to a Trade Name and Service Mark License Agreement (the "License Agreement"), TCI granted to TSAT, for an initial term of three years following the TSAT Spin-off, a non-exclusive non-assignable license to use certain trade names and service marks specifically identified in the License Agreement, including the mark "TCI" in the context of the digital satellite business. The License Agreement provides, among other things, that all advertising, promotion and use of certain of TCI's trade names and service marks by TSAT shall be consistent with TCI guidelines and standards, as well as subject to TCI approval in certain circumstances. Since the TSAT Spin-off, TSAT has taken steps to phase out the use of the TCI names and marks covered by the License Agreement, except in connection with its corporate name. TSAT and TCI intend to terminate the License Agreement immediately prior to the Closing of the Restructuring Transaction.

  Fulfillment Agreement. TCIC historically provided TSAT with certain customer fulfillment services with respect to customers of the PRIMESTAR(R) medium power service enrolled by TSAT's direct sales force or the National Call Center. Charges for such services were allocated to TSAT by TCIC based on scheduled rates.

  Pursuant to the Fulfillment Agreement, TCIC provided fulfillment services on an exclusive basis to TSAT from the TSAT Spin-off through December 31, 1997, with respect to customers of the PRIMESTAR(R) medium power service. Such services included installation, maintenance, retrieval, inventory management and other customer fulfillment services. Among other matters, the Fulfillment Agreement (i) set forth the responsibilities of TCIC with respect to fulfillment services, including performance standards, (ii) provided for TCIC's fulfillment sites to be connected to the billing and information systems used by TSAT, allowing for on-line scheduling and dispatch of installation and other service calls, and (iii) provided scheduled rates to be charged to TSAT for the various customer fulfillment services provided by TCIC. TSAT retained sole control under the Fulfillment Agreement to establish the retail prices and other terms and conditions on which installation and other services were provided to TSAT's customers.

  From January 1, 1997 through July 21, 1997, charges for customer fulfillment services provided to TSAT by TCIC were made pursuant to the Fulfillment Agreement as originally executed by TSAT and TCIC in connection with the TSAT Spin-off (the "Original Fulfillment Agreement"). The scheduled rates for the services provided by TCIC under the Original Fulfillment Agreement exceeded the scheduled rates upon which charges historically had been allocated to TSAT for such services. The Original Fulfillment Agreement had an initial term of two years and was terminable, on 180 days notice to TCIC, by TSAT at any time during the six month period ended June 30, 1997. Effective July 22, 1997, the Original Fulfillment Agreement was amended to, among other things, (i) change the termination date to December 31, 1997 and (ii) reduce the scheduled rates for the customer fulfillment services provided by TCIC to rates that are comparable to those that were used to allocate fulfillment charges to TSAT prior to the TSAT Spin-off. In September and October 1997, TSAT entered into agreements with eight regional fulfillment companies (none of which is affiliated with TSAT or any other party to the Restructuring Transaction) to perform the services that are no longer performed by TCIC since the termination of the Fulfillment Agreement. TSAT's management believes that the terms and conditions of such new third party fulfillment agreements are in the aggregate no less favorable to TSAT than the terms and conditions of the Original Fulfillment Agreement or the amended Fulfillment Agreement. See the Condensed Pro Forma Combined Statement of Operations of TSAT, included elsewhere in this Proxy Statement/Prospectus.

  TCIC Credit Facility. In connection with the TSAT Spin-off, TSAT and TCIC entered into a credit facility (the "TCIC Credit Facility") to provide for the terms of the TSAT Note and to provide for a revolving credit facility (the "TCIC Revolving Loans"). The TCIC Credit Facility required TSAT to use its best efforts to obtain external debt or equity financing after the TSAT Spin-off Date and provided for mandatory prepayment of the

TCIC Revolving Loans and the TSAT Note from the proceeds thereof. The initial borrowings under the Bank Credit Facility were used to repay the TSAT Note in full. In connection with the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, borrowing availability pursuant to the TCIC Credit Facility was terminated.

  Prior to the termination of the TCIC Credit Facility, borrowings thereunder bore interest at 10% per annum, compounded semi-annually. Commitment fees equal to 3/8% of the average unborrowed availability under the TCIC Credit Facility were payable to TCIC annually. Commitment fees paid to TCIC during the year ended December 31, 1996 aggregated $141,000. From the TSAT Spin-off Date through December 31, 1996, the aggregate amount of interest paid by TSAT to TCIC pursuant to the TCIC Credit Facility was $1,946,000. No interest expense or commitment fees were incurred during the nine months ended September 30, 1997.

  Reimbursement of Certain Satellite Expenses. During 1996, TCIC made intercompany advances to TSAT to fund the majority of the construction and related costs associated with the Tempo Satellites. Prior to 1996, the Partnership had funded substantially all of the construction and related costs associated with the Tempo Satellites. In connection with the TSAT Spin-off, a determination was made to provide that such 1996 advances from TCIC would be repaid by TSAT to TCIC (notwithstanding the Reorganization Agreement), to the extent (and only to the extent) that Tempo received corresponding advances from the Partnership.

  As a result of negotiations between TSAT and the Partnership to resolve a disagreement concerning the Tempo Satellites, the Partnership advanced $73,786,000 to Tempo in December 1996 to reimburse Tempo for all the 1996 costs which previously had been funded by TCIC. Upon receipt, such advance was paid to TCIC by Tempo in repayment of such 1996 advance by TCIC. See "--Tempo Satellites."

  Other Arrangements. As a result of the TSAT Spin-off, each outstanding option to purchase shares of TCI Group Series A Common Stock (a "TCI Option") was divided into two separately exercisable options: (i) an option to purchase TSAT Series A Common Stock (an "Add-on TSAT Option"), exercisable for the number of shares of TSAT Series A Common Stock that would have been issued in the TSAT Spin-off in respect of the shares of TCI Group Series A Common Stock subject to the applicable TCI Option, if such TCI Option had been exercised in full immediately prior to the TSAT Spin-off Record Date, and containing substantially equivalent terms as the existing TCI Option, and (ii) an option to purchase TCI Group Series A Common Stock (an "Adjusted TCI Option"), exercisable for the same number of shares of TCI Group Series A Common Stock as the corresponding TCI Option had been. In connection therewith, on the TSAT Spin-off Date, TCI and TSAT entered into a share purchase agreement (the "Share Purchase Agreement"), to sell to each other from time to time, at the then current market price, shares of TCI Group Series A Common Stock and TSAT Series A Common Stock, respectively, as necessary to satisfy their respective obligations under Adjusted TCI Options and Add-on TSAT Options held after the TSAT Spin-off Date by their respective employees and nonemployee directors. Following the TSAT Merger, TCI will have the right to purchase from New PRIMESTAR, on the same terms as are applicable under the Share Purchase Agreement, the same number of shares of New PRIMESTAR Class A Common Stock as TCI would have been entitled to receive pursuant to the TSAT Merger had TCI exercised in full its rights to purchase shares of TSAT Series A Common Stock under the Share Purchase Agreement immediately prior to the TSAT Effective Time, at a price per share equal to the purchase price for the shares of TSAT Series A Common Stock otherwise purchasable pursuant to the Share Purchase Agreement.

  Certain officers of TSAT who were officers or directors of TCI and/or TCIC prior to the TSAT Spin-off received undertakings of indemnification from TCI and/or TCIC. Such undertakings survived the TSAT Spin-off.

  In June 1996, the Board of Directors of TCI (the "TCI Board") authorized TCI to permit certain of its executive officers to acquire equity interests in certain of TCI's subsidiaries. In connection therewith, the TCI Board approved the acquisition by each of Brendan R. Clouston and Larry E. Romrell, executive officers of TCI, of 1.0% of the net equity of TSAT. The TCI Board also approved the acquisition by Gary S. Howard, an executive officer of TCIC prior to the TSAT Spin-off Date and Chief Executive Officer and a director of TSAT, of 1.0% of the net equity of TSAT and the acquisition by David P. Beddow, an executive officer of certain TCI subsidiaries and a director of TSAT, of 0.5% of the net equity of TSAT. The TCI Board determined to structure such transactions as grants to such persons of options to purchase shares of TSAT Series A Common Stock representing 1.0% (in the case of each of Messrs. Clouston, Romrell and Howard) and 0.5% (in the case of Mr. Beddow) of the shares of TSAT Series A Common Stock and TSAT Series B Common Stock issued and outstanding on the TSAT Spin-off Date, determined immediately after giving effect to the TSAT Spin-off, but before giving effect to any exercise of such options ("TSAT Spin-off Date Options"). The aggregate exercise price for each such option is equal to 1.0% (in the case of each of Messrs. Clouston, Romrell and Howard) and 0.5% (in the case of Mr. Beddow) of TCI's Net Investment (as defined below) as of the TSAT Spin-off Date, but excluding any portion of TCI's Net Investment that as of such date was represented by a promissory note or other evidence of indebtedness from TSAT to TCI. TSAT Spin-off Date Options to purchase 2,324,266 shares of TSAT Series A Common Stock at a per share price of $8.86 were granted on the TSAT Spin-off Date, will vest in 20% cumulative increments on each of the first five anniversaries of February 1, 1996, and will be exercisable for up to ten years following February 1, 1996. Pursuant to the Reorganization Agreement, and (in the case of the options granted to Messrs. Clouston, Romrell and Beddow) in partial consideration for the capital contribution made by TCI to TSAT in connection with the TSAT Spin-off, TSAT agreed, effective as of the TSAT Spin-off Date, to bear all obligations under such options and to enter into stock option agreements with respect to such options with each of Messrs. Clouston, Romrell, Howard and Beddow. For purposes of determining the aggregate exercise price for each TSAT Spin-off Date Option, "TCI's Net Investment" means the cumulative amount invested by TCI and its predecessor in TSAT and its predecessors prior to and including the applicable date of determination, less the aggregate amount of all dividends and distributions made by TSAT and its predecessors to TCI and its predecessor prior to and including such date.

  In addition, beginning in March 1997, TCIC began providing TSAT with customer support services from the Boise Call Center to assist TSAT in responding to calls that exceed the capacity of TSAT's National Call Center. Management believes that the rates charged by TCIC to TSAT approximate fair market rates, as established by agreement between TSAT and TCIC. Currently, TCIC and TSAT are negotiating for the sale or long-term lease of the Boise Call Center to TSAT.

EMPLOYEES

  TSAT had approximately 1,200 employees as of September 30, 1997. None of TSAT's employees are represented by a union, and TSAT believes its employee relations are good.

  Pursuant to the Transition Services Agreement, TCI currently provides certain services to TSAT. Under the terms of the Transition Services Agreement, TCI has the right to terminate the agreement upon the consummation of the Restructuring Transaction, and TSAT expects that, concurrently with the consummation of the Restructuring Transaction, TCI will exercise its right to terminate the Transition Services Agreement. See "--Certain Arrangements Between TSAT and TCI--Transition Services Agreement."

PROPERTIES

  TSAT owns no real property. TSAT has entered into noncancellable operating leases for all of its facilities, all of which expire at various times through 2002. TSAT believes that such facilities are in good condition and are suitable and adequate for its business operations for the foreseeable future. Upon consummation of the Restructuring Transaction, New PRIMESTAR will succeed to such facilities and will assume the leases relating thereto.

  The following table sets forth certain information concerning TSAT's principal properties as of September 30, 1997:

                                                             APPROXIMATE   EXPIRATION OF
DESCRIPTION/USE                          LOCATION           SQUARE FOOTAGE     LEASE
---------------                          --------           -------------- -------------
Corporate Headquarters          Englewood, Colorado             56,371       6/30/2001
National Call Center            Englewood, Colorado             50,009       6/30/2001
National Call Center            Englewood, Colorado             33,745      12/31/1997
Northwest Regional Office       Lake Oswego, Oregon              3,236       3/31/1998
Northeast Regional Office       State College, Pennsylvania      7,073       8/31/2000
Great Lakes Regional Office     St. Charles, Missouri            4,300       2/28/1998
South Central Regional Office   Farmers Branch, Texas            4,328       8/31/1998
Southeast Regional Office       Atlanta, Georgia                 5,308       1/31/2002

  TSAT leases additional properties as field offices to support its sales force.

LEGAL PROCEEDINGS

  On September 30, 1997, a civil action entitled Croce Advertising, Inc. v. TCI Digital Satellite Entertainment, Inc., d/b/a/ PRIMESTAR By TCI and The Hibbert Company d/b/a/ The Hibbert Group was filed in the U.S. District Court for the District of Colorado, Civil Action No. 97-S-2130. On October 20, 1997, Croce Advertising, Inc. ("Croce"), the plaintiff, filed an amended complaint naming TSAT as a defendant and dropping TCI Digital Satellite Entertainment, Inc. d/b/a/ PRIMESTAR By TCI from the action. Service was made upon TSAT on October 20, 1997. Croce alleges copyright infringement based on its allegations that after its relationship with TSAT was terminated, TSAT reprinted certain marketing materials created by Croce. TSAT is investigating the merits of the claim and believes it has legitimate defenses. Croce's claim for damages includes alleged profits related to the printing of the materials at issue and TSAT's profits from the use of these materials. Croce also named The Hibbert Company as a defendant on the copyright infringement claim because The Hibbert Company printed certain TSAT marketing materials. TSAT has agreed to indemnify The Hibbert Company for costs and damages arising out of the copyright claim. Croce's remaining claims arise out of the parties' ongoing dispute concerning unpaid invoices. Croce alleges that TSAT owes $4,962,560.05 on these invoices, plus interest from March 7, 1997, until final resolution. Although no assurance can be given regarding the outcome of this action, management of TSAT believes that it should not have a material adverse effect upon the financial condition of TSAT.

  In a civil action entitled Jerry Wayne Self v. PRIMESTAR By TCI, et al., filed in the Circuit Court of Jefferson County, Alabama, Civil Action No. 96-831, an Order of Judgment was entered against PRIMESTAR By TCI on November 12, 1997, in the amount of $4,257,242, consisting of medical expenses of $15,242, lost wages of $52,000, future lost wages of $1,040,000, physical and mental pain and suffering in an amount of $150,000 and punitive damages of $3,000,000. The judgment arises out of a case in which the plaintiff alleges that on September 19, 1995, he was riding in the front seat of a car that was struck head-on by a car driven by William Francis Hinton, causing the plaintiff to suffer injuries. The plaintiff alleges that Hinton was intoxicated and was "acting within the line and scope of his employment" for PRIMESTAR By TCI when the accident occurred. "PRIMESTAR By TCI" is a trade name currently or formerly used in certain jurisdictions by TSAT and/or its predecessors. On December 3, 1997, TSAT filed an Answer and Affirmative Defenses and a Motion to Set Aside Entry of Default and Default Judgment or in the Alternative for Relief from Judgment or in the Alternative a Motion to Reconsider or for a New Trial. On December 12, 1997, the Court entered an order setting aside the Entry of Default and Default Judgment. The Court has set trial for March 23, 1998.

  See "REGULATORY MATTERS--Antitrust Decree."

  While TSAT is a party to certain legal proceedings in the ordinary course of business, TSAT is not a party to any litigation that it believes will have a material adverse effect on TSAT's financial position or results of operations.

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

                  BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS

GENERAL

  The Distributors market the PRIMESTAR(R) service and contract with subscribers. Currently, each of PRIMESTAR(R)'s authorized Distributors is affiliated with one or more of the Partners, although the Partnership Agreement does not require that Distributors be so affiliated with the Partners. None of the Distributors currently has a formal written distribution agreement with the Partnership, although the Partnership and the Distributors have attempted to negotiate such an agreement from time to time since 1990. Currently, all of the Distributors operate in non-exclusive territories assigned by the Partnership. The Distributors set their own retail pricing and are responsible in their respective territories for authorization of subscribers, installation, maintenance and retrieval of customer premises equipment, and billing and collection of monthly and other fees, and the Distributors bear all risks of loss relating thereto. The Partnership negotiates and enters into agreements with programmers, arranges for satellite capacity and is responsible for the uplinking and compression of programming signals. In addition, the Partnership provides marketing and administrative support, including national advertising and a national toll-free number, "1-800-PRIMESTAR," that automatically transfers potential customers to one of the Distributors, based on the potential customers' zip codes. In return for such services, the Partnership collects from the Distributors a monthly programming fee based on the number of Authorized Units receiving such programming plus a separate monthly authorization fee based on each Distributor's total number of Authorized Units.

TWSSI

  TWSSI, a combination of the DBS operations conducted by TWE and TWEAN, a joint venture between TWE and Newhouse, distributes programming services under the PRIMESTAR(R) brand name to subscribers within specified areas of the continental U.S. As of September 30, 1997, TWSSI served approximately 567,000 subscribers, with PrimeValueSM being the most popular customer offering. TWSSI currently charges $32.99 per month including all related equipment charges for the PrimeValueSM programming package. TWSSI distributes PRIMESTAR(R) through 44 local offices.

COX SI

  Cox SI, a wholly-owned subsidiary of Cox, distributes the PRIMESTAR(R) service under the name "PrimeStar by Cox." Cox, an indirect 75.3% owned subsidiary of Cox Enterprises, is among the nation's five largest cable multiple system operators, serving some 3.3 million customers. Cox is a fully integrated, diversified broadband communications company with interest in domestic and United Kingdom cable distribution systems, programming networks and telecommunications technology.

  Cox SI, like TSAT, distributes PRIMESTAR(R) services through several distribution channels. These include (i) four master sales agents, (ii) dealer sales representatives, (iii) Radio Shack stores in its territories pursuant to the Partnership's national agreement with Radio Shack, (iv) independent dealers and (v) Electronic Data Systems, a national call center, that has historically provided Cox SI with certain customer sales services for customers of PrimeStar by Cox. Cox SI has entered into agreements with four master sales agents to perform sales and installations for customers. Cox SI's master agent program provides services, which include installation, maintenance, retrieval, inventory management and other customer fulfillment services, to be performed in accordance with specified performance standards. The agreements with the master agents expire in accordance with their terms in 1998, and are terminable in the event of the agents' non-performance.

  In common with all other PRIMESTAR(R) Distributors, Cox SI leases PRIMESTAR(R) equipment to subscribers of that service. However, unlike TSAT, Cox SI does not offer any purchase options with respect to the PRIMESTAR(R) equipment.

  As of September 30, 1997, Cox SI had an installed base of over 157,000, representing approximately 8.7% of the Partnership's 1.8 million subscribers as of such date.

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

COMCAST SCI

  Comcast SCI, a wholly-owned subsidiary of Comcast distributes PRIMESTAR(R) to subscribers within specified areas of 19 states in the continental U.S. Comcast SCI uses independent sales agents, national retailers (i.e., Radio Shack) and localized advertising campaigns to create demand for the PRIMESTAR(R) service. The independent agents use outbound telemarketing, door-to-door selling and participation in local events, including fairs, rodeos, auto races, etc., to create sales. Comcast SCI's advertising promotions are usually delivered by newspaper, radio and targeted direct mail efforts. Other marketing strategies include customer referrals and service demonstrations at local retailers. As of September 30, 1997, it is estimated that Comcast SCI offers the PRIMESTAR(R) service within its territories at a total of 1,025 points of sale, including, among others, 650 Radio Shack stores and 250 local market retailers. As of September 30, 1997, Comcast SCI had an installed base of approximately 169,000 subscribers, of which approximately 42.7% received the Partnership's premier programming package, PrimeHitsSM. See "BUSINESS OF THE PARTNERSHIP--PRIMESTAR(R) Programming." At September 30, 1997, Comcast SCI's subscribers represented approximately 9.4% of the Partnership's estimated 1.8 million subscribers.

CONTINENTAL SATELLITE

  Several subsidiaries of MediaOne (collectively, "Continental Satellite") serve as distributors of the PRIMESTAR(R) service. MediaOne is a provider of broadband communications services with operations and investments encompassing cable television systems, international broadband communication ventures, telecommunications and technology ventures and programming services. MediaOne was merged with and into US WEST, Inc. in November 1996, and became a member of the US WEST Media Group, one of two major groups that comprise US WEST, Inc. The other major group of US WEST, Inc., the Communications Group, provides telecommunications services in fourteen western and midwestern states.

  Continental Satellite distributes the PRIMESTAR(R) service under the name "PRIMESTAR(R) by Continental Satellite." Continental Satellite estimates that 10.2% of U.S. television households are located within its territories. In order to acquire customers in its assigned territories, Continental Satellite uses traditional direct marketing tactics, a "neighbor-to-neighbor" referral program, and has developed a retail distribution infrastructure and a full-service national sales and service center. As of September 30, 1997, it is estimated that Continental Satellite offers the PRIMESTAR(R) service within its territories at more than 1,100 points of sale, including, among others, 665 Radio Shack stores and 395 local market retailers. As of September 30, 1997, Continental Satellite had an installed base of approximately 166,000 subscribers, of which approximately 35.8% received the Partnership's premier programming package, PrimeHitsSM. See "BUSINESS OF THE PARTNERSHIP-- PRIMESTAR(R) Programming." At September 30, 1997, Continental Satellite's subscribers represented approximately 9.2% of the Partnership's estimated 1.8 million subscribers.

EMPLOYEES AND PROPERTIES

  TSAT believes that New PRIMESTAR will desire to own and operate some, but not all, of the local and/or regional offices now operated by some or all of the Distributors, and that the Distributors now operating such offices will agree to transfer such offices to New PRIMESTAR in connection with the consummation of the Restructuring Transaction. It is expected that New PRIMESTAR will assume occupancy and miscellaneous equipment leases in connection with the locations it acquires from the Distributors, but will not otherwise pay any additional consideration to the Distributors in respect thereof. It is expected that New PRIMESTAR will offer employment to most or all of the employees of such Distributors currently working out of the locations it acquires and will assume certain severance obligations with respect to such employees. New PRIMESTAR will also assume the obligation to pay certain "stay bonuses" to certain employees of the Distributors, whether or not such employees are engaged at locations that New PRIMESTAR intends to acquire. The aggregate financial impact to New PRIMESTAR of its obligations in respect of such employees and assumed locations is not expected to be material.

  Except as described in the immediately preceding paragraph and as described under "MANAGEMENT OF NEW PRIMESTAR," employees of the respective Distributors (other than TSAT) are not currently expected to become employees of New PRIMESTAR in connection with the Restructuring Transaction.

  None of TSAT, New PRIMESTAR or the Partnership has agreed to acquire any real property (or rights, title or interests therein) of any of the Distributors (other than TSAT), and TSAT does not expect that, at the Effective Time, Comcast SCI and Cox SI will have any rights, title or interest with respect to any real property, except in each case for any real property leases with respect to any regional offices of any Distributors to be assumed by New PRIMESTAR as described in the first paragraph under this heading.

LEGAL PROCEEDINGS

  While each of TWSSI, TWEAN, Cox SI, Comcast SCI and Continental Satellite is a party to certain legal proceedings in the ordinary course of business, none of such parties is a party to any litigation that it believes will have a material adverse effect on its financial position or results of operations.

                           BUSINESS OF NEW PRIMESTAR

GENERAL

  New PRIMESTAR, a newly-formed Delaware corporation, is currently a wholly-owned subsidiary of TSAT that has not conducted any significant activities other than those incident to its formation, the preparation of this Proxy Statement/Prospectus, the execution of the Restructuring Agreement, the TSAT Merger Agreement and related agreements, and financing activities relating to the Restructuring Transaction. As a result of the Restructuring Transaction, New PRIMESTAR will acquire the TSAT Business, the Partnership Interests of the other Partners and the PRIMESTAR Assets of the other Distributors. Accordingly, after consummation of the Restructuring Transaction, the business of New PRIMESTAR will be the businesses currently conducted by the Partnership and TSAT, and the PRIMESTAR(R) distribution businesses of the other Distributors. It is expected that, measured by the number of subscribers, New PRIMESTAR will be the second largest provider of satellite television services in the United States. Under the terms of the Restructuring Agreement, TSAT will own approximately 36% of the outstanding shares of New PRIMESTAR Common Stock at the Closing of the Restructuring Transaction, and TWE and Newhouse (collectively), Comcast, MediaOne, Cox and GE Americom will own approximately 31%, 10%, 9%, 9% and 5%, respectively, of the outstanding shares of New PRIMESTAR Common Stock at the Closing, subject in each case to adjustments based on closing subscriber counts and other factors. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction." Upon consummation of the TSAT Merger, stockholders of TSAT on the TSAT Closing Date will own approximately 34% of the outstanding shares of New PRIMESTAR Common Stock, and the shares of New PRIMESTAR Common Stock then held by TSAT will be canceled. The ownership of New PRIMESTAR Common Stock not then held by TSAT at the TSAT Closing will not be affected by the TSAT Merger. See "THE TSAT MERGER--Consideration to be Received in the TSAT Merger."

BUSINESS STRATEGY

  New PRIMESTAR's primary objective will be to maintain and expand its position in the market as one of the leading providers of satellite delivered entertainment programming and to continue to grow its subscriber base. To achieve this objective, New PRIMESTAR will adopt the following strategy:

  Provide High Quality Digital Programming at an Attractive Price. TSAT and the other Distributors offer, and New PRIMESTAR will offer, consumers the PRIMESTAR(R) service, which consists of a wide variety of high quality programming, delivered digitally with laser-disc-quality image and compact-disc-quality sound, for a competitive price. TSAT believes that the image and sound quality of the PRIMESTAR(R) service is superior to that provided by most existing cable systems and wireless cable providers, which currently transmit analog signals to their subscribers, and is comparable to that of other digital satellite television providers, including those using compression methods based on the MPEG-2 digital compression architecture. TSAT further believes that PRIMESTAR(R)'s combination of price and services provides consumers with greater value than the respective price and service offerings of other current digital satellite service providers. In April 1997, using the additional capacity of GE-2, the PRIMESTAR(R) programming service increased its channel offerings from 95 to 150 channels, and completed its expansion to over 160 channels in August 1997. Also, in April 1997, PRIMESTAR(R) became the first and only television service to reorganize its channel offerings into easily accessible programming categories, enabling viewers to find their favorite programming more easily. Since April 1997, PRIMESTAR(R) has also offered subscribers in the majority of the U.S. the opportunity to use HSDs of approximately 27 to 29 inches in diameter. See "BUSINESS OF THE PARTNERSHIP," "RISK FACTORS--Risks of Satellite Failure," "RISK FACTORS--Potential Interference with Satellite Signal" and "RISK FACTORS--Risks of Adverse Governmental Regulations and Adjudications."

  Continue to Develop and Expand Diverse Distribution Channels. TSAT and the other PRIMESTAR(R) Distributors continue, and New PRIMESTAR will continue, to increase the PRIMESTAR(R) customer base through multiple sales and distribution channels, which include master sales agents and their sub-agents, direct sales representatives, telemarketing agents and consumer retail outlets. PRIMESTAR(R) is also distributed through more than 6,200 Radio Shack stores nationwide, and in September 1997, the Partnership announced that Nobody Beats the Wiz began distribution of the PRIMESTAR(R) service in its stores, which are located throughout New York, New Jersey and Connecticut. PRIMESTAR(R) is also distributed through the Association of Video Buyers, a consumer electronics buying cooperative, and The People's Network, a multi-level marketing company. TSAT believes that, following the Restructuring Transaction, New PRIMESTAR will pursue a national sales strategy with consistent programming, packages and prices and a rationalized marketing effort and infrastructure. In addition, TSAT expects that New PRIMESTAR's ability to implement consistent national retail agreements will enable New PRIMESTAR to expand its presence with consumer electronics outlets. See "BUSINESS OF TSAT--PRIMESTAR By TSAT" and "BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS."

  Differentiate PRIMESTAR(R)'s Offerings through Superior Customer
Service. TSAT believes that providing outstanding service, convenience and value are essential to developing long term customer relationships. TSAT and the other Distributors offer consumers a "one-stop shopping" service which includes programming, installation, maintenance, reliable customer service and satellite reception equipment. Through their respective national call centers, TSAT and the other Distributors provide customers with round-the-clock telephone support for sales, installation, authorization and billing, as well as scheduling of repair and customer service calls, 365 days per year. In the recent consumer survey of cable and satellite customers by J.D. Power and Associates, PRIMESTAR(R) ranked number one in customer satisfaction and was found to be superior to its competitors in the areas of corporate image, reception quality, service representatives and billing. New PRIMESTAR will continue to offer such customer services. New PRIMESTAR also intends to enhance its customer service by providing consistent installation guidelines nationwide. In that connection, New PRIMESTAR plans to open five regional offices and to operate a national call center and customer billing facilities. See "BUSINESS OF TSAT--PRIMESTAR By TSAT" and "BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS."

  Provide Subscribers Attractive Alternatives to Obtain Digital Satellite Equipment. The PRIMESTAR(R) equipment rental program, which includes free maintenance and repair, provides significant benefits to customers, who are not required to buy satellite equipment in order to receive the PRIMESTAR(R) service. Because PRIMESTAR(R) is marketed as a service, with programming, equipment rental, maintenance and customer service included in the monthly charge, the up-front costs to new PRIMESTAR(R) subscribers are generally lower than the up-front costs to new subscribers of other digital satellite television providers, who must typically purchase and install HSDs, satellite receivers and related equipment. Moreover, since TSAT and the other Distributors generally own, service and install all customer premises equipment for their respective rental customers, the Distributors protect their respective subscribers from the inconvenience of equipment failure, maintenance concerns, obsolete technology, self-installation and expired warranties. It is expected that New PRIMESTAR will continue to offer such services. See "BUSINESS OF THE PARTNERSHIP--PRIMESTAR(R) Equipment," "BUSINESS OF TSAT--PRIMESTAR By TSAT--Equipment and Installation" and "BUSINESS OF OTHER PRIMESTAR(R) DISTRIBUTORS." In addition, it is expected that New PRIMESTAR will endeavor to decrease churn through enhanced customer retention programs and by providing consumers with attractive alternatives to its current equipment rental program.

  Expand Commercial Opportunities for Digital Satellite Service. TSAT believes that the commercial marketplace (including hotels, motels, bars, restaurants, MDUs, businesses and schools) offers a substantial opportunity for growth and is therefore of strategic importance. With the enhanced channel capacity in PRIMESTAR(R)'s audio and video entertainment programming provided by GE-2, TSAT believes that PRIMESTAR(R) has an increased ability to successfully penetrate the commercial marketplace. TSAT expects that New PRIMESTAR will continue to pursue opportunities to provide private network service to businesses, and to participate in the growing market for distance learning.

  Market Medium Power Service to All Potential Customers. TSAT and the other Distributors seek, and New PRIMESTAR will seek, with respect to the PRIMESTAR(R) medium power service, to maximize penetration among all consumers of entertainment programming, including in the "underserved" marketplace, defined by TSAT as those areas not passed by cable, or served by cable systems with fewer than 40 channels. To date, the Distributors

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have been at a competitive disadvantage vis-a-vis other satellite programming distributors due to the relatively larger dish size required by PRIMESTAR(R)'s medium power service. As a result, the Distributors' primary direct marketing success has been in rural areas, which are generally underserved for variety, choice and convenience in audio and video entertainment programming, and in which the larger dish size is not as great a competitive disadvantage. With the commencement of high power service utilizing the capacity of Tempo DBS-1 and the new satellite assets expected to be acquired through the ASkyB Transaction, New PRIMESTAR will be positioned to offer a competitive alternative high power service, which will enable it to utilize 18 inch or smaller dishes and to compete more successfully in suburban and urban markets, including those served by cable systems with 40 or more channels.

  Provide High Power DBS Services. New PRIMESTAR intends to implement a high power DBS system and to provide high power DBS services, commencing in the first half of 1998, subject to testing and acceptance of Tempo DBS-1. In that connection, New PRIMESTAR intends to initiate a high power DBS business at 119(degrees) W.L. on Tempo DBS-1 using its 11 transponder frequencies. Such high power DBS service will initially provide approximately 100 channels of digital video and 20 channels of digital audio programming. Following receipt of FCC Approval to the assignment of the MCI FCC Licenses pursuant to the ASkyB Transaction, New PRIMESTAR intends to implement a high power DBS business using 28 transponder frequencies at the 110(degrees) W.L. orbital location. At such time, New PRIMESTAR would consider whether or not to shift its existing high power subscribers from 119(degrees) W.L. to 110(degrees) W.L. based on the anticipated demand for, and cost of, such shift, and subject to regulatory requirements. It is expected that current medium power PRIMESTAR(R) subscribers will be gradually transferred to the new high power service at 110(degrees) W.L. by 2002 when the GE-2 Agreement expires.

  New PRIMESTAR's high power service is expected to use GI's advanced statistical multiplexing compression technology and the new high power boxes will feature an interactive, on-screen programming guide developed by United Video Satellite Group, Inc., a subsidiary of TCI ("UVSG"). New PRIMESTAR has selected GI's DigiCipher II digital compression system for its high power set-top boxes, and GI is expected to be the first of several suppliers for the hardware. The high power service will require a dish of only 18 inches, as compared to the 27 to 36 inch dishes currently used by PRIMESTAR(R) medium power subscribers. Yet, current subscribers would not necessarily require a new dish in the transition from medium to high power, although the existing dishes would need to be repointed. Larger dishes may even give high power subscribers an advantage in areas where rain fade exists.

  New PRIMESTAR intends to take advantage of PRIMESTAR(R)'s wide variety of programming choices (including unique regional sports packages and a-la-carte options), its popular "nothing to buy" subscription policy and its strong brand name and reputation for customer service to market its proposed high power DBS service aggressively to residential customers as the best value in satellite television. New PRIMESTAR also plans to market satellite delivered digital programming on a wholesale basis to smaller cable systems, wireless cable and other channel constrained analog services, which would resell such programming to their own customers under New PRIMESTAR's "DigiPix" brand name.

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                              REGULATORY MATTERS

GENERAL

  Pursuant to the Communications Act, the FCC regulates the use of radio spectrum in the United States. U.S. DBS licensees and permittees are subject to the regulatory authority of the FCC. Although the non-technical aspects of DBS operations are generally subject to less regulation than other communications services, some regulations do apply. In addition, the FCC has proposed to adopt regulations that will affect DBS licensees and permittees.

  Currently, a DBS permittee must complete and file with the FCC a satellite construction contract with respect to its authorized satellite station(s) within one year of the grant of the construction permit. DBS permittees who received their permits prior to January 19, 1996 have six years from the date of permit grant to begin operating their DBS systems. New permits and permit extensions granted after January 19, 1996 provide for a four year construction period. Upon completion of construction, the FCC authorizes DBS permittees to launch and operate their satellites. Those DBS providers which control the video programming they distribute, and DBS licensees which offer broadcast service, are subject to equal employment opportunity requirements. DBS providers offering non-broadcast service from their DBS satellites are licensed to operate for ten years, while those offering broadcast services (that is, services available on a non-subscription basis) are licensed for five years. FCC licenses must be renewed at the end of each license term. FCC licenses are generally renewed in the ordinary course, absent misconduct by the licensee.

  In 1995, the FCC adopted several new service rules for DBS permittees and licensees. The FCC established a requirement that those entities acquiring DBS permits or licenses after January 19, 1996, must provide service to Alaska and Hawaii if such service is technically feasible. It also required that all existing DBS permittees and licensees provide service to Alaska and Hawaii from at least one of their currently assigned orbital positions or relinquish their western orbital location. In addition, the FCC revised its rules with respect to licensees' ability to use portions of their satellite capacity for non-DBS services. The FCC provided that licensees must principally use their DBS authorizations for DBS service, but that during their first five years in operation, licensees may offer non-DBS services. After five years, licensees may continue to provide non-DBS services so long as at least half of their total satellite capacity at a given orbital location is used for DBS service.

  In December 1996, the International Bureau of the FCC concluded that foreign ownership restrictions do not apply to subscription DBS service. This decision, however, is subject to a pending review by the FCC, and the current Administration has requested that the FCC reconsider its decision in a general rulemaking proceeding. Should the FCC determine that foreign ownership restrictions apply to subscription DBS service providers, then, as a condition to the consummation of the ASkyB Transaction, New PRIMESTAR would have to seek a waiver of such restrictions. There can be no assurance that the FCC would grant such a waiver.

  Regulations proposed for DBS, but not yet adopted by the FCC include access requirements for federal political candidates on DBS systems, limitations on charges for advertising by political candidates and a requirement that DBS providers reserve four to seven percent of their channel capacity for noncommercial programming of an educational and informational nature. In the spring of 1997, the FCC announced during an FCC-sponsored DBS discussion that it planned to initiate a review of its DBS rules by year-end. Such a review has not been initiated to date but is expected to begin by March 1998. TSAT cannot predict how application of the FCC's current or proposed rules will affect its own operations, the operations of New PRIMESTAR or the operations of its competitors.

  In addition, regulations promulgated by governmental entities other than the FCC may affect the distribution of programming by DBS providers. The SHVA prohibits the retransmission by a satellite carrier of the television broadcast signal of a network television station to households that receive a Grade B intensity over-the-air signal of a television broadcast station affiliated with such network and to households that receive (or within the past 90 days had received) through a cable system the signal of a television station affiliated with such network. The

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Partnership has received numerous challenges to its network subscribers from certain network affiliates and in some instances has discontinued network service to certain subscribers. The networks and their affiliates have commenced infringement actions against certain other satellite carriers for violation of the network service restrictions. However, while the networks and affiliates have from time to time threatened litigation, none of the networks or affiliates has yet asserted any claim for damages under applicable law against the Partnership or any of the other parties to the Roll-up Plan. Negotiations are continuing between representatives of the Partnership, the National Association of Broadcasters, certain network-affiliated television stations, and their respective affiliate associations, regarding a proposed Settlement and Compliance Agreement, which agreement is expected to provide for pre-screening techniques for customers based on zip codes and maps to ensure compliance with SHVA procedures, the timing for disconnecting any existing non-compliant network subscribers, and provisions for mutual release for any past or future liability. Although a final agreement with respect to such matters has not yet been executed, the Partnership currently expects to enter into such an agreement during the first quarter of 1998. However, if an agreement is not reached, it is likely that litigation will be initiated against the Partnership. The SHVA provides for remedies which can include actual damages, injunctions, and statutory damages. Statutory damages per individual claim are limited to $5.00 per subscriber, per month, and statutory damages for a pattern or practice of violations are limited to $250,000 in a six month period. At present, the Partnership is unable to determine the basis upon which any damages might be calculated or what their amount might be. Therefore, it is not possible to assess the impact, if any, of such unasserted claims on the Partnership's results of operations or cash flow. Management is also currently unable to determine the extent to which the restriction on the delivery of network service to subscribers, as contemplated by the proposed Settlement and Compliance Agreement, would have on the marketing of its services generally.

  The Copyright Office reviewed the SHVA and submitted its report to Congress on August 1, 1997. Of particular note, the Copyright Office recommended the adoption of a "red zone/green zone" plan under which satellite carriers generally would be barred from retransmitting a network-affiliated station to households located within the local market area (i.e., Area of Dominant Influence) of another affiliate of the same network, but would be permitted to retransmit (subject to payment of the applicable SHVA royalty fee) a network-affiliated station to households located in any Area of Dominant Influence that is not served by an affiliate of the same network. The Copyright Office further proposed that a new royalty fee system be established that would permit satellite carriers to retransmit a network-affiliated station to households located in the local market of another affiliate upon the payment of a royalty fee which would be distributed to network affiliates. The Copyright Office also recommended that the Copyright Act be amended to expressly permit satellite carriers to retransmit a network affiliated station to households located in that station's own market. The Copyright Office took no position on whether there should be a royalty fee payment imposed for such "local into local" retransmissions. In response to a petition by EchoStar, the Copyright Office has initiated a proceeding to consider whether the retransmission of a network's affiliated station within a station's own market is permissible under the Copyright Act as presently codified. Lastly, the Copyright Office recommended that Congress indefinitely extend the satellite carrier license, similar to the cable compulsory license. The recommendations of the Copyright Office do not currently have legal force or effect and will not unless and until they are adopted by Congress and enacted as legislation. At present, no such legislation has been proposed.

  A CARP convened pursuant to the terms of the SHVA recommended that the Librarian of Congress adopt an increase in the royalty fees paid by satellite carriers for the distribution of superstations and network affiliates directly to homes to a level commensurate with fair market value. Specifically, the CARP recommended that the rates be increased from their current level, $0.06 per subscriber per month for network signals and $0.175 ($0.14 for certain "syndex proof" stations) per subscriber per month for superstations, to a uniform rate of $0.27 per subscriber per month for all signals. The satellite carriers filed petitions with the Librarian of Congress to set aside or modify the report, arguing, inter alia, that the new rate is unfair because it is well in excess of the effective royalty rates currently paid by cable television systems, and because the increases were made effective retroactively to July 1, 1997. The Librarian of Congress released his report on October 27, 1997, adopting CARP's recommendation. However the Librarian of Congress rejected CARP's recommendation to make the new fees retroactive, and instead, made the new fees effective as of January 1, 1998. The SBCA, representing

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

the satellite carriers, filed a petition with the Librarian of Congress requesting a stay of the effectiveness of the rate increase, pending judicial review or congressional action. The Librarian of Congress denied the petition. The SBCA also filed a petition seeking review of the rate increase with the U.S. Court of Appeals for the District of Columbia. In addition, the satellite carriers requested Congress to override the rate adjustment by legislation. A bill has been introduced in the Senate (S. 1422) which would delay an increase in the royalty fees until January 1, 1999 and would require the FCC to report to Congress within 180 days of enactment of the legislation on the effect of the increase of the royalty fees on the satellite carriers' abilities to compete in the market for delivery of multichannel video programming. A bill also has been introduced in the House of Representatives (H.R. 2291) which is similar to the Senate bill and requires a stay of the royalty increase until the FCC reviews the effects on the market and reports to Congress; however, the stay would be in effect no later than 210 days after enactment. No assurance can be given that the carriers will be able to obtain relief from the U.S. Court of Appeals or Congress. With the rate increase, Tempo or New PRIMESTAR (and all other direct broadcast satellite and direct-to-home satellite service providers) may be competitively disadvantaged as against cable operators.

THE TELECOMMUNICATIONS ACT OF 1996

  The Telecommunications Act of 1996 ("1996 Act") clarified that the FCC has exclusive jurisdiction over direct-to-home satellite services, and that criminal penalties may be imposed for piracy of direct-to-home satellite services. The 1996 Act also preempted local (but not state) governments from imposing taxes or fees on direct-to-home services, including DBS, and directed the FCC to promulgate regulations prohibiting local (including state) governments from maintaining zoning or other regulations that impair a viewer's ability to receive video programming services through the use of DBS receive-only dishes in residential areas. The FCC has adopted rules that it believes comply with the statutory requirements. Finally, the 1996 Act requires that multichannel video programming distributors such as DBS operators scramble or block channels providing indecent or sexually explicit adult programming.

EXISTING FCC PERMITS AND LICENSES

  Tempo holds the FCC Permit, which authorizes construction of a high power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) W.L. orbital location and 11 frequencies at the 166(degrees) W.L. orbital location. As the holder of a DBS permit, Tempo is subject to FCC jurisdiction and review primarily for: (i) authorization of individual satellites (i.e., meeting minimum financial, legal, and technical standards) and earth stations, (ii) avoiding interference with other radio frequency transmitters, (iii) complying with the rules the FCC has established specifically for holders of U.S. DBS authorizations and (iv) complying with applicable provisions of the Communications Act. Under the FCC Permit, which was issued in May 1992, the time by which the Tempo Satellites must be operational expires in May 1998. TSAT believes that it has complied with the obligations for Tempo DBS-1 to become operational by that date, but there can be no assurance that the FCC would agree that such satellite is operational, and if an application for extension of the FCC Permit were required, there can be no assurance that such an extension would be granted by the FCC.

  In an order released February 24, 1997, the International Bureau of the FCC granted, subject to certain conditions, Tempo's request to launch and operate the Tempo DBS-1 satellite at 119(degrees) W.L. and to test its satellite at 109.8(degrees) W.L. for eight weeks. In addition, the International Bureau required Tempo to submit to the FCC information required to initiate advance publication and notification of Tempo's operations in accordance with the Radio Regulations of the International Telecommunications Union. The International Bureau also granted Tempo authority to modify its satellite design, as requested in a July 1993 application, and denied oppositions which had been filed by numerous existing and potential DBS competitors. Tempo DBS-1 was launched on March 8, 1997, and is now stationed in its authorized location at 119(degrees) W.L. Tempo may need to file an application with the FCC for a license to operate the satellite in orbit. Tempo expects that the FCC would approve any such request, but cannot assure the ultimate outcome. Tempo DBS-1 is currently expected to be available for commercial operations in the first quarter of 1998, but if it does not become operational by May 1998, Tempo may need to apply to the FCC for an extension of time to complete its system at 119(degrees) W.L. Tempo cannot be certain that such an extension would be granted. See "RISK FACTORS--Risks of Satellite Failure."

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

  At present, Tempo must continue to demonstrate that it is exercising due diligence in progressing toward the completion of its system at 166(degrees) W.L and has in place the Satellite Construction Agreement with Loral to fulfill this due diligence requirement. There can be no assurance that Tempo will be able to comply with the FCC's due diligence obligations for 166(degrees) W.L. or that the FCC will determine that Tempo has complied with such due diligence obligations. If Tempo is unable to meet the terms of its permit, it would be necessary for Tempo to apply to the FCC for an extension of time to complete its DBS system at 166(degrees) W.L. Tempo cannot be certain that such an extension would be granted.

  In addition to the general conditions placed on DBS permits, the FCC Permit, when originally granted, was subject to the condition that in areas served by cable systems affiliated with TCI, Tempo or any related entities could not offer or provide its DBS service (i) to subscribers exclusively or primarily as an ancillary or supplementary cable service, and (ii) in a manner that would allow subscribers of cable systems affiliated with TCI to receive Tempo's DBS service under terms and conditions different from those offered or provided to consumers who are not subscribers to cable systems affiliated with TCI.

  In a rulemaking proceeding concluded in December 1995, the FCC removed the marketing conditions set forth above. The FCC noted, however, that it could reimpose such restrictions on Tempo or any other DBS operator in the future. DirecTv appealed the FCC's decision to the U.S. Court of Appeals for the District of Columbia Circuit, arguing, among other things, that the FCC's decision to remove the conditions on Tempo's permit was arbitrary and capricious. The Court of Appeals upheld the FCC order, but Tempo cannot predict whether the FCC will reimpose such restrictions in the future.

  While Tempo generally has been successful to date with respect to compliance with regulatory matters, there can be no assurance that it will succeed in obtaining all requisite regulatory approvals for its operations without the imposition of restrictions on or other adverse consequences to Tempo or TSAT.

REQUIRED FCC APPROVALS

  On July 18, 1997, TSAT and the Partnership filed the Transfer Application with the FCC for consent to the transfer of control of Tempo, as the holder of the FCC Permit, to New PRIMESTAR. The FCC released a Public Notice of the Transfer Application on July 23, 1997, establishing procedural dates for petitions to deny and responsive pleadings. EchoStar, CAI Wireless Systems, Inc., the Small Cable Business Association and Media Access Project filed petitions to deny the Transfer Application, while DirecTv and the Wireless Cable Association International filed comments on the Transfer Application. These petitions and comments request that the FCC deny or dismiss the Transfer Application on a variety of procedural and substantive grounds or that the FCC condition its approval of the Transfer Application upon New PRIMESTAR's and the Restructuring Parties' compliance with restrictions designed to ensure access to programming and protect against cross-subsidization, among other requests. TSAT and the Partnership filed a joint opposition to these petitions and comments, and the National Rural Telecommunications Cooperative filed a reply comment in support of DirecTv's comments. The petitioners and commenters filed replies to TSAT's and the Partnership's opposition on September 9, 1997. There can be no assurance that the FCC's review of these documents or the Transfer Application will be favorable, or that the FCC will not impose conditions unacceptable to TSAT, the Partnership, or the other Restructuring Parties in connection with its review.

  On August 15, 1997, the Partnership (on behalf of New PRIMESTAR) and MCI filed the Assignment Application with the FCC for consent to the assignment to New PRIMESTAR of the high power DBS authorizations and certain other assets described above owned by MCI. As part of this transaction, ASkyB, an entity presently ultimately owned by News Corp., will acquire non-voting securities convertible into an approximate 31% equity interest in New PRIMESTAR. The FCC released a Public Notice of the Assignment Application on August 25, 1997, establishing procedural dates for petitions to deny and responsive pleadings. EchoStar, DirecTv, SCBA, United Church of Christ et al., and the Wireless Cable Association filed petitions to deny the Assignment Application. The National Rural Telecommunications Cooperative, BellSouth et al., and Ameritech New Media filed comments on the Assignment Application. The Partnership, MCI and News Corp.

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

filed separate oppositions to these petitions. Replies were filed on October 20, 1997. The issues raised in these petitions, comments and replies include the following: (1) opposition to the Partnership or New PRIMESTAR holding the 110(degrees) W.L. authorization; (2) opposition to the Partnership or New PRIMESTAR simultaneously holding authorizations for both the 110(degrees) W.L. orbital position (28 transponders) and the 119(degrees) W.L. orbital position (11 transponders), which together represent about 40% of the total transponder capacity in the three orbital positions allocated to the U.S. for DBS service that provide full CONUS visibility; (3) requests for extension of the FCC's rules governing access to satellite delivered programming to News Corp. and expansion of those rules to programming not delivered by satellite (such as broadcast television stations), and (4) issues relating to the possible applicability of the Communications Act's Section 310(b) foreign ownership restrictions. UCC et al. also filed a petition to stay the effectiveness of MCI's DBS authorizations or, in the alternative, to hold the MCI authorization and the Transfer Application and the Assignment Application in abeyance, pending the initiation and resolution of a rulemaking on the applicability of certain statutory provisions to DBS providers, including the foreign ownership provisions. The Partnership filed an opposition to this petition, which is presently pending before the FCC. There can be no assurance that the FCC's review of these and other documents or the Assignment Application will be favorable, or that the FCC will not impose conditions unacceptable to New PRIMESTAR, MCI, ASkyB or News Corp. in connection with its review.

  In support of the Transfer Application and Assignment Application, the Partnership filed two ex parte pleadings. The first was an economic study prepared by outside economic consultants which demonstrated that (1) the Partnership has not engaged in a systematic strategy to compete selectively and (2) New PRIMESTAR's incentives to compete are comparable to those of a stand-alone DBS operator. The second was an analysis of the Transfer Application and Assignment Application proceedings using the framework established in the FCC's Bell Atlantic/NYNEX decision, as well as a summary of the partnership's responses to the arguments and requested conditions raised by parties during the proceedings. The FCC has requested responses from interested parties to those filings. Responses are due February 13, 1998, and replies are due February 20, 1998.

ANTITRUST DECREE

  The Partnership and the parties named in the actions described below are subject to the jurisdiction of the U.S. District Court for the Southern District of New York to ensure compliance with an antitrust consent decree. In United States v. PRIMESTAR Partners L.P., et al., 93 Civ. 3919 (SDNY, 1993) (the "Federal Decree"), the Partnership and such parties agreed to refrain from (i) enforcing any provisions of the Partnership Agreement that affect the availability, price, terms or conditions of sale of programming to any provider of multichannel subscription television, or (ii) entering into certain other agreements restricting the availability of programming services. The Federal Decree expires in April 1999. TSAT was not named as a defendant in the above action, but may be subject to certain provisions of the Federal Decree as a successor-in-interest to TCI K-1, Inc. and United Artists K-1 Investments, Inc., indirect subsidiaries of TCI that were original partners in the Partnership and named defendants in the action. TSAT believes that it is currently in compliance with the Federal Decree in all material respects and that the Federal Decree currently does not have a material adverse effect on TSAT or its operations. In any event, the Federal Decree will continue to apply to New PRIMESTAR after consummation of the Restructuring Transaction (whether or not the TSAT Merger is consummated) and could be expanded as a condition for any necessary governmental approvals of the ASkyB Transaction. Such conditions may be unacceptable to New PRIMESTAR.

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

                  DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK

GENERAL

  The following description of New PRIMESTAR's capital stock is intended as a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the DGCL and to the New PRIMESTAR Charter and the New PRIMESTAR Bylaws. The complete text of the forms of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws are attached as Appendices E and F, respectively, to this Proxy Statement/Prospectus.

  New PRIMESTAR will be authorized to issue 1,430,000,000 shares of capital stock, of which (i) 850,000,000 shares will be of a class designated as New PRIMESTAR Class A Common Stock, (ii) 50,000,000 shares will be of a class designated as New PRIMESTAR Class B Common Stock, (iii) 30,000,000 shares will be of a class designated as New PRIMESTAR Class C Common Stock,
(iv) 150,000,000 shares will be of a class designated as New PRIMESTAR Class D Common Stock and (v) 350,000,000 shares will be of a class designated as New PRIMESTAR Preferred Stock, issuable in series.

  Upon consummation of the Restructuring Transaction, New PRIMESTAR estimates that there will be approximately 175,200,000 shares of New PRIMESTAR Class A Common Stock, 8,500,000 shares of New PRIMESTAR Class B Common Stock and 13,800,000 shares of New PRIMESTAR Class C Common Stock outstanding. TSAT will own 100% of such shares of New PRIMESTAR Class B Common Stock and approximately 36% of such shares of New PRIMESTAR Class A Common Stock. If the TSAT Merger is consummated, all such shares owned by TSAT will be canceled, and (i) each outstanding share of TSAT Series B Common Stock on the TSAT Closing Date will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, and (ii) each outstanding share of TSAT Series A Common Stock on such date will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock. See "THE RESTRUCTURING AGREEMENT--Consideration to be Received in the Restructuring Transaction" and "THE TSAT MERGER AGREEMENT--Consideration to be Received in the TSAT Merger." No shares of New PRIMESTAR Class D Common Stock or New PRIMESTAR Preferred Stock will be issued in connection with the Restructuring Transaction or the TSAT Merger. If the ASkyB Transaction is consummated, New PRIMESTAR will file a certificate of designation establishing a series of New PRIMESTAR Preferred Stock to be designated as New PRIMESTAR Convertible Preferred Stock. The ASkyB Agreement provides for the issuance of a number of shares of New PRIMESTAR Convertible Preferred Stock having an aggregate stated liquidation value equal to the remainder ASkyB Valuation, minus the aggregate original principal amount of the New PRIMESTAR Convertible Subordinated Notes.

COMMON STOCK

  The rights of holders of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock and New PRIMESTAR Class D Common Stock are identical except as provided below. All of the shares of New PRIMESTAR Common Stock issued pursuant to the Restructuring Transaction and the TSAT Merger will be validly issued, fully paid and nonassessable.

 VOTING

  Holders of New PRIMESTAR Class A Common Stock are entitled to one vote for each share of such stock held, holders of New PRIMESTAR Class B Common Stock are entitled to ten votes for each share of such stock held and holders of New PRIMESTAR Class C Common Stock are entitled to ten votes for each share of such stock held, on all matters presented to such stockholders. Holders of New PRIMESTAR Class D Common Stock are not entitled to any voting rights with respect to such shares, except as may be required by law. Except as otherwise required by applicable law or the New PRIMESTAR Charter (including, without limitation, the provisions of the New PRIMESTAR Charter with respect to the election of Class B Directors and Class C Directors and stockholder supermajority rights), and subject to the rights of holders of any series of New PRIMESTAR Preferred Stock that may be issued from time to time, the holders of shares of New PRIMESTAR Voting Common

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Stock vote as a single class on all matters with respect to which a vote of the stockholders of New PRIMESTAR is required under applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws or on which a vote of stockholders is otherwise duly called for by New PRIMESTAR. Holders of shares of New PRIMESTAR Voting Common Stock are not entitled to cumulative voting rights.

 DIVIDENDS AND OTHER DISTRIBUTIONS

  Except as otherwise provided below, and subject to the rights, if any, of the holders of shares of any series of New PRIMESTAR Preferred Stock, holders of shares of New PRIMESTAR Class A Common Stock, holders of shares of New PRIMESTAR Class B Common Stock, holders of shares of New PRIMESTAR Class C Common Stock and holders of shares of New PRIMESTAR Class D Common Stock are entitled to receive equal dividends or other distributions per share, and whenever a dividend or other distribution is paid to the holders of any such class of New PRIMESTAR Common Stock, New PRIMESTAR will also pay to the holders of each such other class of New PRIMESTAR Common Stock a dividend or other distribution per share equal to the dividend or other distribution per share paid to the holders of such class of New PRIMESTAR Common Stock. Dividends and other distributions in cash, stock or property will be payable only as and when declared by the New PRIMESTAR Board from time to time out of assets or funds of New PRIMESTAR legally available therefor.

  If at any time a dividend or other distribution (collectively, a "share distribution") payable in shares of any class of New PRIMESTAR Common Stock or any other securities of New PRIMESTAR or of any other corporation, partnership, limited liability company, trust or other legal entity is to be made with respect to any class of New PRIMESTAR Common Stock, such share distribution may be declared and paid only as follows, and share distributions declared and paid as follows will be deemed to be equal distributions for purposes of the previous paragraph:

    (i) a share distribution consisting of (A) shares of New PRIMESTAR Class A Common Stock (or Convertible Securities (as defined below) that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class A Common Stock), on an equal per share basis to holders of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock and (B) on an equal per share basis, shares of New PRIMESTAR Class D Common Stock (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class D Common Stock) to holders of New PRIMESTAR Class D Common Stock; provided, that if Convertible Securities are so distributed with respect to any such class of New PRIMESTAR Common Stock, then Convertible Securities shall be so distributed with respect to each such class of New PRIMESTAR Common Stock, and the Convertible Securities so distributed shall not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions;

    (ii) a share distribution consisting of (A) shares of New PRIMESTAR Class A Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class A Common Stock) to holders of New PRIMESTAR Class A Common Stock and
  (B) on an equal per share basis, shares of New PRIMESTAR Class B Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class B Common Stock) to holders of New PRIMESTAR Class B Common Stock and (C) on an equal per share basis, shares of New PRIMESTAR Class C Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class C Common Stock) to holders of New PRIMESTAR Class C Common Stock and (D) on an equal per share basis, shares of New PRIMESTAR Class D Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class D Common Stock) to holders of New PRIMESTAR Class D Common Stock; provided that if Convertible Securities are so distributed with respect to any such class of New PRIMESTAR Common Stock, then Convertible Securities shall be so distributed with respect to each such class of New PRIMESTAR Common Stock, and the Convertible Securities so distributed shall not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions; or

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

    (iii) a share distribution consisting of shares of any class or series of securities of New PRIMESTAR or any other corporation, partnership, limited liability company, trust or other legal entity other than New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock or New PRIMESTAR Class D Common Stock (and other than Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock or New PRIMESTAR Class D Common Stock), either (x) on the basis of a distribution of identical securities, on an equal per share basis, to holders of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock and New PRIMESTAR Class D Common Stock (provided, that holders of New PRIMESTAR Class D Common Stock shall receive non-voting securities (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase non-voting securities)); or (y) on the basis of a distribution of one class or series of securities to holders of New PRIMESTAR Class A Common Stock and, on an equal per share basis, one class or series of securities to holders of New PRIMESTAR Class B Common Stock and, on an equal per share basis, one class or series of securities to holders of New PRIMESTAR Class C Common Stock and, on an equal per share basis, one class or series of securities to holders of New PRIMESTAR Class D Common Stock; provided that the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible or for which they are exchangeable or which they evidence the right to purchase) do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions; and provided, further, that (1) holders of shares of New PRIMESTAR Class A Common Stock receive a class or series of securities having no more than one vote per share (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase securities with no more than one vote per share), (2) holders of shares of New PRIMESTAR Class D Common Stock receive a class or series of securities that are non-voting (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase non-voting securities (provided, that such Convertible Securities may be convertible into, exchangeable for or evidence the right to purchase voting securities with no more than one vote per share on the same terms as the New PRIMESTAR Class D Common Stock is convertible into New PRIMESTAR Class A Common Stock as provided in the applicable provisions of the New PRIMESTAR Charter)), (3) holders of shares of New PRIMESTAR Class B Common Stock receive a class or series of securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (4) below (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of New PRIMESTAR Class B Common Stock as provided in the applicable provisions of the New PRIMESTAR Charter (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (4) below (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of New PRIMESTAR Class B Common Stock as provided in the applicable provisions of the New PRIMESTAR Charter), and (4) holders of shares of New PRIMESTAR Class C Common Stock receive a class or series of securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (3) above (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of New PRIMESTAR Class C Common Stock as provided in the applicable provisions of the New PRIMESTAR Charter (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause
  (3) above (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of New PRIMESTAR Class C Common Stock as provided in the applicable provisions of the New PRIMESTAR Charter); provided, that if Convertible Securities are so distributed with respect to any such class of New PRIMESTAR Common Stock, then Convertible Securities shall be so distributed with respect to each such class of New PRIMESTAR Common Stock, and the Convertible Securities so distributed shall not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions.

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

  The term "Convertible Securities" means any securities of New PRIMESTAR (other than any class of New PRIMESTAR Common Stock) that are convertible into, exchangeable for or evidence the right to purchase any shares of any class of New PRIMESTAR Common Stock, whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise.

  The New PRIMESTAR Board will determine its dividend policy with respect to the New PRIMESTAR Common Stock based on New PRIMESTAR's results of operations, financial condition, capital requirements and other circumstances, including restrictions that may be contained in agreements pursuant to which New PRIMESTAR borrows funds. It is the New PRIMESTAR Board's present intention to retain cash for the operations of New PRIMESTAR and it is anticipated that cash dividends will not be paid on the New PRIMESTAR Common Stock in the foreseeable future. The payment by New PRIMESTAR of dividends on and repurchases by New PRIMESTAR of its capital stock will be subject to certain restrictions, including those contained in the Indentures relating to the Notes and the Bank Credit Facility, both of which will be assumed by New PRIMESTAR in connection with the Restructuring Transaction. Future loan agreements may contain similar restrictions. See "THE ROLL-UP PLAN--Financing in Connection with the Restructuring Transaction."

 STOCK SPLITS, SUBDIVISIONS, COMBINATIONS AND RECLASSIFICATIONS

  In the case of any split, subdivision, combination or reclassification of shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock or New PRIMESTAR Class D Common Stock (other than share distributions described above under the subheading "-- Dividends and Other Distributions"), the shares of each other such class of New PRIMESTAR Common Stock will also be split, subdivided, combined or reclassified, in each case so that the numbers of shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock and New PRIMESTAR Class D Common Stock outstanding immediately following such split, subdivision, combination or reclassification will bear the same relationship to one another as do the numbers of shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock, New PRIMESTAR Class C Common Stock and New PRIMESTAR Class D Common Stock outstanding immediately prior to such split, subdivision, combination or reclassification.

 CONVERSION

  Optional Conversion. Each share of New PRIMESTAR Class B Common Stock is convertible, at the option of its holder, into one share of New PRIMESTAR Class A Common Stock at any time. Each share of New PRIMESTAR Class C Common Stock is convertible, at the option of its holder, into one share of New PRIMESTAR Class B Common Stock at any time. Shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class D Common Stock are not convertible at any time except, in the case of New PRIMESTAR Class D Common Stock, as provided under "--Mandatory and Automatic Conversion."

  Mandatory and Automatic Conversion. Each issued and outstanding share of New PRIMESTAR Class C Common Stock will, without any further act on the part of the holder thereof or New PRIMESTAR, be mandatorily and automatically converted into one share of New PRIMESTAR Class B Common Stock upon the tenth anniversary of the Effective Date.

  Each issued and outstanding share of New PRIMESTAR Class D Common Stock will, without any further act on the part of the holder thereof or New PRIMESTAR, be mandatorily and automatically converted into one share of New PRIMESTAR Class A Common Stock upon transfer of such share to any person other than ASkyB, News Corp. or any of their respective affiliates.

 BOARD OF DIRECTORS

  Number of Members. The New PRIMESTAR Board will consist of eleven members until the Class C Termination Date, which is the earlier to occur of (i) the tenth anniversary of the Effective Date and (ii) the date

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

on which the New PRIMESTAR Class C Common Stock voting as a class will not be entitled to elect a specified number of directors to the New PRIMESTAR Board as provided below. On and after the Class C Termination Date, the New PRIMESTAR Board will consist of not less than three members, the exact number of which will from time to time be determined by resolution of the New PRIMESTAR Board.

  Class B Directors. So long as at least 80% of the shares of New PRIMESTAR Class B Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class B Common Stock voting as a class will be entitled to elect three Class B Directors to the New PRIMESTAR Board. So long as less than 80% but at least 60% of the shares of New PRIMESTAR Class B Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class B Common Stock voting as a class will be entitled to elect two Class B Directors. So long as less than 60% but at least 40% of the shares of New PRIMESTAR Class B Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class B Common Stock voting as a class will be entitled to elect one Class B Director. The right of the New PRIMESTAR Class B Common Stock voting as a class to elect a specified number of Class B Directors will terminate upon the earlier to occur of (x) the date on which less than 40% of the shares of New PRIMESTAR Class B Common Stock outstanding on the Effective Date remain outstanding and (y) the Class C Termination Date.

  Class C Directors. So long as at least 80% of the shares of New PRIMESTAR Class C Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class C Common Stock voting as a class will be entitled to elect the lesser of (x) six Class C Directors to the New PRIMESTAR Board and (y) the number of Class C Directors determined by adding the then applicable Individual Class C Stockholder Caps (as defined below). So long as less than 80% but at least 66.7% of the shares of New PRIMESTAR Class C Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class C Common Stock voting as a class will be entitled to elect the lesser of (x) five Class C Directors and (y) the number of Class C Directors determined by adding the then applicable Individual Class C Stockholder Caps. So long as less than 66.7% but at least 53.4% of the shares of New PRIMESTAR Class C Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class C Common Stock voting as a class will be entitled to elect the lesser of (x) four Class C Directors and (y) the number of Class C Directors determined by adding the then applicable Individual Class C Stockholder Caps. So long as less than 53.4% but at least 40.1% of the shares of New PRIMESTAR Class C Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class C Common Stock voting as a class will be entitled to elect the lesser of (x) three Class C Directors and (y) the number of Class C Directors determined by adding the then applicable Individual Class C Stockholder Caps. In the event that less than 40.1% of the shares of New PRIMESTAR Class C Common Stock outstanding on the Effective Date remain outstanding, the New PRIMESTAR Class C Common Stock voting as a class will not be entitled to elect a specified number of Class C Directors. The "Individual Class C Stockholder Caps" as of any date of determination will be as follows (for purposes of this definition, TWE and Newhouse together with their respective affiliates, will collectively be deemed to be a single Class C Stockholder, and Class C Stockholders that are affiliates of one another will collectively be deemed to be a single Class C Stockholder): (A) three Class C Directors in respect of any Class C Stockholder that is the record holder on such date of determination of a number of shares of New PRIMESTAR Class C Common Stock equal to 80% or more of the aggregate number of shares of New PRIMESTAR Class C Common Stock held of record by TWE and Newhouse on the Effective Date; (B) two Class C Directors in respect of any Class C Stockholder that is the record holder on such date of determination of a number of shares of New PRIMESTAR Class C Common Stock that is less than 80% of the aggregate number of shares of New PRIMESTAR Class C Common Stock held of record by TWE and Newhouse on the Effective Date but greater than or equal to 160% of the number of shares of New PRIMESTAR Class C Common Stock held of record by the Smallest C (as defined below) on the Effective Date; and (C) one Class C Director in respect of any Class C Stockholder that is the record holder on such date of determination of a number of shares of New PRIMESTAR Class C Common Stock that is less than 160% but greater than or equal to 80% of the number of shares of New PRIMESTAR Class C Common Stock held of record by the Smallest C on the Effective Date. "Smallest C" means any one of MediaOne (together with its affiliates),

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

Cox and Comcast, being the beneficial owner of the lowest number of outstanding shares of New PRIMESTAR Class C Common Stock among such persons as of the Effective Date.

  Common Directors. The New PRIMESTAR Voting Common Stock voting together as a single class will be entitled to elect such number of Common Directors to the New PRIMESTAR Board as shall equal the total number of directors minus the number of Class B Directors and Class C Directors that the New PRIMESTAR Class B Common Stock and the New PRIMESTAR Class C Common Stock will respectively be entitled to elect at any time as provided under "--Class B Directors" and "-- Class C Directors" above. The New PRIMESTAR Board will consist exclusively of Common Directors on and after the Class C Termination Date. Prior to the Class C Termination Date, the New PRIMESTAR Board's nominees for election as Common Directors will be approved by the affirmative vote of 83% of the Class B Directors and the Class C Directors then in office. On and after the Class C Termination Date, the New PRIMESTAR Board's nominees for election as Common Directors will be approved by a simple majority of the New PRIMESTAR Board.

  Removal of Directors. Directors may be removed from office with "cause" (as defined in the New PRIMESTAR Charter) only upon the affirmative vote of, prior to the Class C Termination Date, the holders of record of at least 83%, and on and after the Class C Termination Date, the holders of record of at least 66 2/3%, of the total voting power of the then outstanding shares of New PRIMESTAR Voting Common Stock voting together as a single class. Directors may be removed from office without "cause" only upon the affirmative vote of (i) in the case of Class B Directors, the holders of record of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock voting separately as a class, (ii) in the case of Class C Directors, the holders of record of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock voting separately as a class and (iii) in the case of Common Directors, prior to the Class C Termination Date, the holders of record of at least 83%, and on and after the Class C Termination Date, the holders of record of at least 66 2/3%, of the total voting power of the then outstanding shares of New PRIMESTAR Voting Common Stock voting together as a single class.

  Filling of Newly Created Directorships and Vacancies. Any newly created directorship for a Class B Director or vacancy in the office of a Class B Director will be filled either by (A) the affirmative vote of a majority of the remaining Class B Directors or of the sole remaining Class B Director, as the case may be or (B) if the vacancy or newly created directorship has not been filled pursuant to (A) above, the holders of at least a majority of the total voting power of the then outstanding New PRIMESTAR Class B Common Stock voting separately as a class. Any newly created directorship for a Class C Director or vacancy in the office of a Class C Director will be filled solely by the affirmative vote of holders of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock voting separately as a class. Any newly created directorship for a Common Director or vacancy in the office of a Common Director will be filled solely by the affirmative vote of 83% of the Class B Directors and the Class C Directors then in office if such newly created directorship is created or such vacancy occurs prior to the Class C Termination Date or by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining Common Director, as the case may be, if such newly created directorship is created or such vacancy occurs on or after the Class C Termination Date. Any director elected as provided above to fill a newly created directorship or vacancy will serve the same remaining term as that of his or her predecessor, if applicable, and until his or her successor has been elected and has qualified.

  Preferred Stock. Anything contained herein to the contrary notwithstanding, the provisions of the New PRIMESTAR Charter with respect to the number of directors constituting the New PRIMESTAR Board, the removal of directors and the filling of vacancies are in each case subject to the rights of holders of any series of New PRIMESTAR Preferred Stock that may be created and outstanding from time to time after the Closing of the Restructuring Transaction.

 LIQUIDATION RIGHTS

  In the event of a liquidation, dissolution or winding up of New PRIMESTAR, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of New PRIMESTAR and subject

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

to the prior payment in full of or provision for the preferential or other amounts to which any series of New PRIMESTAR Preferred Stock outstanding at any time may be entitled, holders of shares of New PRIMESTAR Common Stock will be entitled to receive all assets and funds of New PRIMESTAR available for distribution to the holders of shares of New PRIMESTAR Common Stock, pro rata in accordance with the numbers of such shares held by such holders, respectively, without regard to class.

 MERGERS

  In the event of any merger, consolidation, purchase or acquisition of property or stock or other reorganization in which any consideration is to be received by holders of shares of New PRIMESTAR Class A Common Stock, holders of shares of New PRIMESTAR Class B Common Stock, holders of shares of New PRIMESTAR Class C Common Stock or holders of shares of New PRIMESTAR Class D Common Stock, holders of each such class of New PRIMESTAR Common Stock will receive the same consideration on a per share basis.

  Notwithstanding the previous paragraph, if any consideration received by holders of New PRIMESTAR Class A Common Stock, holders of New PRIMESTAR Class B Common Stock, holders of New PRIMESTAR Class C Common Stock and holders of New PRIMESTAR Class D Common Stock in connection with a merger, consolidation, purchase or acquisition of property or stock or other reorganization will consist of securities (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase other securities), and such securities (or Convertible Securities) do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions:

    (i) holders of shares of New PRIMESTAR Class B Common Stock and holders of shares of New PRIMESTAR Class C Common Stock may receive, on an equal per share basis, voting securities with up to ten times the number of votes per share as those voting securities to be received by holders of shares of New PRIMESTAR Class A Common Stock and with respective class voting rights corresponding to those for shares of New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock as provided in the New PRIMESTAR Charter (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase voting securities with up to ten times the number of votes per share as those voting securities issuable upon the conversion, exchange or exercise of the Convertible Securities to be received by holders of shares of New PRIMESTAR Class A Common Stock and with respective class voting rights corresponding to those for shares of New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock as provided in the New PRIMESTAR Charter; provided that holders of shares of New PRIMESTAR Class B Common Stock and holders of shares of New PRIMESTAR Class C Common Stock will receive securities that do not differ in any respect other than differences corresponding to the differences between the New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock as provided in the New PRIMESTAR Charter; and

    (ii) holders of shares of New PRIMESTAR Class D Common Stock may receive non-voting securities (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase other non-voting securities).

 NO PREEMPTIVE RIGHTS

  Holders of shares of New PRIMESTAR Common Stock are not entitled to preemptive rights.

 SUPERMAJORITY VOTING RIGHTS

  In addition to any other vote required under the New PRIMESTAR Charter or by applicable law, until the Class C Termination Date, the affirmative vote of the holders of record of (i) a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock and (ii) 83% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, in each case voting separately as a class, is required in order for New PRIMESTAR to effect (a) the amendment, alteration or repeal

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

of any provision of the New PRIMESTAR Charter (subject to certain limited exceptions); (b) the amendment, alteration or repeal of any provision of the New PRIMESTAR Bylaws (subject to certain exceptions, the amendment, alteration or repeal of which requires either (1) a simple majority vote of the New PRIMESTAR Board or (2) the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding New PRIMESTAR Voting Common Stock voting together as a single class); (c) except as otherwise provided in Section 253 of the DGCL (or any successor provision thereto), the merger or consolidation of New PRIMESTAR or any of its Subsidiaries (as defined below) with or into any person (except the TSAT Merger and except a merger between direct or indirect wholly-owned subsidiaries of New PRIMESTAR or a merger between a direct or indirect wholly-owned subsidiary of New PRIMESTAR and New PRIMESTAR if New PRIMESTAR is the surviving entity of such merger and there is no change in any class or series of outstanding capital stock of New PRIMESTAR nor any amendment to the New PRIMESTAR Charter); (d) (x) the disposition, directly or indirectly, by New PRIMESTAR (or by one or more direct or indirect subsidiaries thereof) by sale, merger, new issuances or otherwise to a person other than New PRIMESTAR or a direct or indirect wholly-owned subsidiary of New PRIMESTAR of shares of the capital stock of one or more direct or indirect Subsidiaries of New PRIMESTAR or (y) the disposition, directly or indirectly, by New PRIMESTAR (or by one or more direct or indirect subsidiaries thereof) by sale, merger or otherwise (other than to New PRIMESTAR or a direct or indirect wholly-owned subsidiary of New PRIMESTAR), in any transaction or series of transactions outside the ordinary course of the business of New PRIMESTAR, of all or substantially all the assets of New PRIMESTAR and its Subsidiaries on a consolidated basis, except for pledges, grants of security interests, security deeds, mortgages or similar encumbrances securing bona fide indebtedness; (e) the dissolution or liquidation of New PRIMESTAR; (f) the authorization or issuance by New PRIMESTAR of shares of any class of capital stock with more than one vote per share, securities convertible into or exchangeable for shares of any such series or class of capital stock or options, warrants or other rights to acquire such capital stock or securities, subject to certain exceptions; and
(g) the voluntary bankruptcy of New PRIMESTAR. In addition, whether before or after the Class C Termination Date, the affirmative vote of the holders of record of at least 66 2/3% of the total voting power of the then outstanding New PRIMESTAR Voting Common Stock voting together as a single class is required in order for New PRIMESTAR to effect the foregoing actions, except the actions described in clauses (f) and (g), for which no stockholder vote shall be required, unless otherwise required pursuant to the New PRIMESTAR Charter or applicable law. "Subsidiary" of New PRIMESTAR means (i) a corporation in which New PRIMESTAR, directly or indirectly, owns capital stock having a majority of the voting power of such corporation's capital stock to elect directors under ordinary circumstances and (ii) any partnership, limited liability company, trust or other legal entity (other than a corporation) in which New PRIMESTAR, directly or indirectly, has (x) a majority ownership interest or (y) the power to elect or direct the election of a majority of the members of the governing body of such entity.

  In addition to the foregoing, (i) the amendment, alteration or repeal of any provision of the terms of the New PRIMESTAR Class B Common Stock requires the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock, voting separately as a class, and the affirmative vote of the holders of record of, prior to the Class C Termination Date, 83%, and on and after the Class C Termination Date, a majority, of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, voting separately as a class and (ii) the amendment, alteration or repeal of any provision of the terms of the New PRIMESTAR Class C Common Stock requires the affirmative vote of the holders of record of, prior to the Class C Termination Date, 83%, and on and after the Class C Termination Date, a majority, of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, voting separately as a class. However, the New PRIMESTAR Charter provides that, without the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock, voting separately as a class, the terms of the New PRIMESTAR Class C Common Stock may not be amended or altered to (x) increase the number of votes per share of New PRIMESTAR Class C Common Stock over the number of votes per share of New PRIMESTAR Class B Common Stock, (y) provide for a preference of the New PRIMESTAR Class C Common Stock relative to the New PRIMESTAR Class B Common Stock as to payment of dividends or on a liquidation or dissolution of New PRIMESTAR or (z) exempt the New PRIMESTAR Class C Common Stock but not the

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New PRIMESTAR Class B Common Stock from the provisions of the New PRIMESTAR
Charter relating to restrictions on ownership of shares of New PRIMESTAR Common Stock.

PREFERRED STOCK

  The New PRIMESTAR Charter expressly authorizes the New PRIMESTAR Board to provide for the issuance of all or any shares of the New PRIMESTAR Preferred Stock in one or more series and to fix for each series the number of shares constituting such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the New PRIMESTAR Board providing for the issuance of such series.

 CONVERTIBLE PREFERRED STOCK

  It is expected that the New PRIMESTAR Convertible Preferred Stock will have a stated liquidation value of $10,000 per share, and that an aggregate of 120,000 shares of New PRIMESTAR Convertible Preferred Stock will be authorized for issuance in connection with the ASkyB Transaction, if that transaction is consummated. The New PRIMESTAR Convertible Preferred Stock will rank senior to the New PRIMESTAR Common Stock with respect to dividend rights and rights upon dissolution, liquidation or winding up.

  The holders of New PRIMESTAR Convertible Preferred Stock, in preference to the holders of shares of capital stock ranking junior to the New PRIMESTAR Convertible Preferred Stock as to dividends, will be entitled to receive cumulative dividends at the annual rate of 5% of the liquidation value of such shares, payable quarterly, to the extent of funds legally available therefor. Dividends will accrue on the New PRIMESTAR Convertible Preferred Stock on a daily basis, whether or not earned or declared, from the date of original issue of such shares. If any dividend is not declared and paid in full when due, in accordance with the terms of this series, then the dividend rate will increase to an annual rate of 6.5% of the liquidation value and such increased dividend rate will continue in effect until all accrued and unpaid dividends on the New PRIMESTAR Convertible Preferred Stock will have been paid in full; provided that when all accrued and unpaid dividends on the New PRIMESTAR Convertible Preferred Stock have been so paid in full, the dividend rate will thereafter revert to the original rate. Prior to the fourth anniversary of the closing of the ASkyB Transaction (the "Reset Date"), New PRIMESTAR may, at its option, make any dividend payment to holders of record of the New PRIMESTAR Convertible Preferred Stock in cash or in shares of the New PRIMESTAR Class D Common Stock or in any combination of cash and such shares; provided that any such dividend payable in shares to any person other than ASkyB, News Corp. or any of their respective affiliates will be paid in shares of New PRIMESTAR Class A Common Stock. From and after the Reset Date, all dividend payments will be made solely in cash.

  Upon the dissolution, liquidation or winding up of New PRIMESTAR, holders of shares of New PRIMESTAR Convertible Preferred Stock will be entitled to receive and be paid out of the assets of New PRIMESTAR available for distribution to stockholders, (x) first, an amount equal to any accrued but unpaid dividends on the New PRIMESTAR Convertible Preferred Stock, and (y) second, an amount equal to the liquidation value thereof, which amounts will be paid (i) before any payment or distribution will be made on or with respect to any class of stock ranking junior to the New PRIMESTAR Convertible Preferred Stock upon a dissolution, liquidation or winding up of New PRIMESTAR; (ii) on a pari passu basis with any class or series of preferred stock which, by its terms, ranks pari passu with the New PRIMESTAR Convertible Preferred Stock upon a dissolution, liquidation or winding up of New PRIMESTAR; and (iii) after any class or series of preferred stock which, by its terms, ranks senior to the New PRIMESTAR Convertible Preferred Stock upon a dissolution, liquidation or winding up of New PRIMESTAR.

  The New PRIMESTAR Convertible Preferred Stock will have no voting rights, except as required by applicable law, and except that the affirmative vote of the holders of at least a majority of the outstanding shares of the New PRIMESTAR Convertible Preferred Stock will be necessary to issue any additional shares of New PRIMESTAR Convertible Preferred Stock.


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  The New PRIMESTAR Convertible Preferred Stock will be redeemable at the option of New PRIMESTAR, in whole at any time after the Reset Date and in part from time to time after the Reset Date for a redemption price per share equal to the Liquidation Preference (as defined below) thereof on such redemption date. New PRIMESTAR shall redeem the New PRIMESTAR Convertible Preferred Stock on the tenth anniversary of the closing of the ASkyB Transaction for a redemption price per share equal to the Liquidation Preference thereof on such redemption date. The "Liquidation Preference" of a share of the New PRIMESTAR Convertible Preferred Stock as of any date in question means an amount equal to the sum of (i) the stated liquidation value of $10,000 per share, plus (ii) for purposes of determining redemption payments, an amount equal to all unpaid cumulative dividends accrued on such share, whether or not such unpaid dividends have been earned or declared or there are any unrestricted funds of New PRIMESTAR legally available for the payment of dividends.

  Each share of New PRIMESTAR Convertible Preferred Stock will be convertible, at the option of its holder, at any time and from time to time into the number of shares of New PRIMESTAR Class D Common Stock (or New PRIMESTAR Class A Common Stock, if the holder of the shares to be converted is any person other than ASkyB, News Corp. or any of their respective affiliates) equal to (x) the aggregate liquidation value of the shares to be converted divided by (y) the conversion price then in effect with respect to the New PRIMESTAR Convertible Preferred Stock. No fractional shares of New PRIMESTAR Class D Common Stock (or New PRIMESTAR Class A Common Stock, as the case may be) or scrip will be issued upon conversion of the New PRIMESTAR Convertible Preferred Stock. A holder otherwise entitled to a fractional share will receive cash, in an amount equal to the same fraction of the then current value of a share of New PRIMESTAR Convertible Preferred Stock (as determined in good faith by the New PRIMESTAR Board). Upon conversion of shares of New PRIMESTAR Convertible Preferred Stock, the rights of the holder of the shares so converted, as a holder thereof, will cease. The initial conversion price with respect to the New PRIMESTAR Convertible Preferred Stock will be the Conversion Price (as defined in the ASkyB Agreement). See "THE ASKYB TRANSACTION--The ASkyB Agreement--Consideration to be Received in the ASkyB Transaction." The conversion price will be subject to adjustment in the case of certain corporate transactions as provided in the certificate of designation for the New PRIMESTAR Convertible Preferred Stock, and will be reduced on the Reset Date to 120% of the current market price of the New PRIMESTAR Class A Common Stock on the Reset Date, if such reset conversion price would be less than the conversion price otherwise in effect.

  In the event that New PRIMESTAR (i) pays a dividend or distribution on the outstanding New PRIMESTAR Common Stock in shares of New PRIMESTAR Class A Common Stock, (ii) subdivides the outstanding New PRIMESTAR Class A Common Stock, (iii) combines the outstanding shares of New PRIMESTAR Class A Common Stock into a smaller number of shares of New PRIMESTAR Common Stock or (iv) issues by reclassification of the New PRIMESTAR Class A Common Stock (whether pursuant to a merger or consolidation or otherwise) any other shares of New PRIMESTAR, then the holder of any shares of New PRIMESTAR Convertible Preferred Stock (or the transferee of such holder, as the case may be) surrendered for conversion after the record date for, or effective date of (as the case may be), such event, will have the right thereafter to receive upon conversion of such shares of New PRIMESTAR Convertible Preferred Stock (or upon conversion of the shares of New PRIMESTAR Class D Common Stock issuable upon the conversion of such shares of New PRIMESTAR Convertible Preferred Stock, as the case may be) the aggregate number and kind of shares of capital stock of New PRIMESTAR which such holder (or transferee) would have been entitled to receive in respect of such dividend, distribution, subdivision or reclassification if such shares of New PRIMESTAR Convertible Preferred Stock had been converted immediately prior to the record date for, or effective date of (as the case may be), such event, and the conversion price will be appropriately adjusted. In addition, in the event of a reorganization, merger, consolidation or disposition of assets of New PRIMESTAR, pursuant to which cash or shares of stock or other securities, property or assets of New PRIMESTAR, or a successor or transferee or affiliate thereof, are to be received by or distributed to the holders of New PRIMESTAR Class A Common Stock, then the holders of New PRIMESTAR Convertible Preferred Stock (or the transferee of such holder, as the case may be) will have the right thereafter to receive, upon conversion of such shares of New PRIMESTAR Convertible Preferred Stock (or upon conversion of the shares of New PRIMESTAR Class D Common Stock issuable upon the conversion of such shares of New PRIMESTAR

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

Convertible Preferred Stock, as the case may be) the number of shares of stock or other securities, property or assets of New PRIMESTAR, or a successor or transferee or affiliate thereof, or cash receivable upon or as a result of such reorganization, merger, consolidation or disposition of assets by a holder of the number of shares of New PRIMESTAR Class A Common Stock equal to the number of shares of New PRIMESTAR Class A Common Stock into which such shares of New PRIMESTAR Convertible Preferred Stock may be converted.

  Holders of New PRIMESTAR Convertible Preferred Stock will be entitled to certain preemptive rights if New PRIMESTAR issues common stock, or securities convertible into or exercisable or exchangeable for shares of common stock, at below market value, at a time when New PRIMESTAR does not have a class of securities registered pursuant to Section 12 of the Exchange Act, but will not otherwise be entitled to any preemptive rights.

  The holders of shares of New PRIMESTAR Convertible Preferred Stock will be entitled to certain registration rights as provided in the ASkyB Registration Rights Agreement. See "THE ASKYB TRANSACTION--Registration Rights."

LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

  The New PRIMESTAR Charter provides that, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, no director will be personally liable to New PRIMESTAR or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Under existing Delaware law, directors would not be liable except (i) for any breach of the director's duty of loyalty to New PRIMESTAR or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (involving the payment of an unlawful dividend), or (iv) for any transaction from which the director derived improper personal benefit. While the New PRIMESTAR Charter provides directors with protection from awards for monetary damages for breach of their duty of care, it does not eliminate such duty. Accordingly, the New PRIMESTAR Charter will have no effect on the availability of equitable remedies, such as an injunction or rescission, based on a director's breach of his or her duty of care.

  Delaware law contains provisions permitting and, in some situations, requiring Delaware corporations, such as New PRIMESTAR, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The New PRIMESTAR Charter requires New PRIMESTAR to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person that was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a "Proceeding"), by reason of the fact that such person is or was a director or officer of New PRIMESTAR or, while a director or officer of New PRIMESTAR, is or was serving at the request of New PRIMESTAR as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The New PRIMESTAR Charter also requires New PRIMESTAR to indemnify or make advances (pursuant to the following sentence) to a person in connection with a Proceeding (or part thereof) initiated by such person only if the initiation of such Proceeding (or part thereof) was authorized by the New PRIMESTAR Board. The New PRIMESTAR Charter further requires New PRIMESTAR, subject to the last sentence of this paragraph, to pay the expenses (including attorneys' fees) incurred by any person that is or was a director or officer of New PRIMESTAR or, while a director or officer of New PRIMESTAR, is or was serving at the request of New PRIMESTAR as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, in defending any Proceeding in advance of its final disposition upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to indemnification. If a claim for indemnification or advancement of expenses is not paid in full within 60 calendar days after a written claim therefor has been received by New PRIMESTAR, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, will be entitled to be paid the expense of prosecuting such claim. In any such action, New PRIMESTAR will have

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

the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

  The New PRIMESTAR Charter provides that such right of indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of New PRIMESTAR or other person indemnified as provided above and will inure to the benefit of the heirs, executors and administrators of such person.

  The New PRIMESTAR Charter provides that the indemnification rights stated therein are not exclusive of any other rights that a person may have or may in the future acquire under any statute, provision of the New PRIMESTAR Charter, the New PRIMESTAR Bylaws, agreement, vote of stockholders or resolution of disinterested directors or otherwise. The New PRIMESTAR Charter further states that no amendment, modification or repeal of the above-described provisions of the New PRIMESTAR Charter will adversely affect any right or protection of any person under such provisions of the New PRIMESTAR Charter in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

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

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  If the TSAT Merger is consummated following the Restructuring Transaction, holders of outstanding shares of TSAT Common Stock on the TSAT Closing Date will become holders of shares of New PRIMESTAR Common Stock. If the TSAT Merger is not consummated following the Restructuring Transaction, the outstanding shares of TSAT Common Stock will remain outstanding and will not be directly affected by the Restructuring Transaction.

  The following is a summary of certain provisions affecting, and differences between, the rights of holders of TSAT Common Stock and the rights of holders of New PRIMESTAR Common Stock. Since TSAT and New PRIMESTAR are each organized under the laws of the State of Delaware, any differences in the rights of holders of TSAT Common Stock and those of holders of New PRIMESTAR Common Stock arise from various provisions of the TSAT Charter and TSAT Bylaws and the New PRIMESTAR Charter and New PRIMESTAR Bylaws. The following summary does not purport to be complete and is qualified in its entirety by reference to the DGCL and the complete text of the TSAT Charter, the TSAT Bylaws, the New PRIMESTAR Charter and the New PRIMESTAR Bylaws. The complete text of the forms of the New PRIMESTAR Charter and the New PRIMESTAR Bylaws are attached as Appendices E and F, respectively, to this Proxy Statement/Prospectus.

AUTHORIZED CAPITAL STOCK

  TSAT. TSAT's authorized capitalization consists of 200,000,000 shares of capital stock, including (i) 195,000,000 shares of TSAT Common Stock of which 185,000,000 shares are designated TSAT Series A Common Stock and 10,000,000 shares are designated TSAT Series B Common Stock, and (ii) 5,000,000 shares of preferred stock ("TSAT Preferred Stock"). No shares of the authorized TSAT Preferred Stock have been issued.

  New PRIMESTAR. The New PRIMESTAR Charter provides for authorized capitalization consisting of 1,430,000,000 shares of capital stock, of which
(i) 850,000,000 shares will be of a class designated as New PRIMESTAR Class A Common Stock, (ii) 50,000,000 shares will be of a class designated as New PRIMESTAR Class B Common Stock, (iii) 30,000,000 shares will be of a class designated as New PRIMESTAR Class C Common Stock, (iv) 150,000,000 shares will be of a class designated as New PRIMESTAR Class D Common Stock and (v) 350,000,000 shares will be of a class designated as New PRIMESTAR Preferred Stock, issuable in series. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK-- General."

VOTING RIGHTS

  TSAT. Holders of shares of TSAT Series A Common Stock are entitled to one vote for each share of such stock held and holders of shares of TSAT Series B Common Stock are entitled to ten votes for each share of such stock held, on all matters presented to stockholders. Except as may otherwise be required by the DGCL or, with respect to any series of TSAT Preferred Stock, as otherwise provided in any resolution of the TSAT Board providing for the establishment of such series of TSAT Preferred Stock, the holders of TSAT Series A Common Stock and the holders of TSAT Series B Common Stock and the holders of each series of TSAT Preferred Stock, if any, entitled to vote thereon vote as one class on all matters to be voted on by such TSAT stockholders.

  Subject to the rights of the holders of any series of TSAT Preferred Stock and except as otherwise provided by applicable law, the TSAT Charter or the TSAT Bylaws, and except for the election of directors, any question brought before any meeting of the stockholders at which a quorum is present will be decided by the affirmative vote of a majority of the combined voting power of the shares present in person or represented by proxy and entitled to vote on the subject matter. See "--Election of Directors."

  New PRIMESTAR. Holders of shares of New PRIMESTAR Class A Common Stock are entitled to one vote for each share of such stock held, holders of shares of New PRIMESTAR Class B Common Stock are entitled to ten votes for each share of such stock held and holders of shares of New PRIMESTAR Class C

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

Common Stock are entitled to ten votes for each share of such stock held, on all matters presented to such stockholders. Holders of shares of New PRIMESTAR Class D Common Stock are not entitled to any voting rights with respect to such shares, except as may be required by law. Except as otherwise required by applicable law or the New PRIMESTAR Charter (see "--Election of Directors" and "--Certain Supermajority Voting Rights"), and subject to the rights of holders of any class or series of New PRIMESTAR Preferred Stock that may be issued from time to time, the holders of shares of New PRIMESTAR Voting Common Stock vote as a single class on all matters with respect to which a vote of the stockholders of New PRIMESTAR is required under applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws or on which a vote of stockholders is otherwise duly called for by New PRIMESTAR. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Voting."

  Except as otherwise provided by applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws, and except for the election of directors, any question brought before any meeting of the stockholders at which a quorum is present will be decided by the affirmative vote of the holders of a majority of the total number of votes of the capital stock present in person or represented by proxy and entitled to vote on the applicable subject matter. See "--Election of Directors."

CONVERSION RIGHTS

  TSAT. Each share of TSAT Series B Common Stock is convertible, at the option of its holder, into one share of TSAT Series A Common Stock. Shares of TSAT Series A Common Stock are not convertible into shares of TSAT Series B Common Stock.

  New PRIMESTAR. Each share of New PRIMESTAR Class B Common Stock is convertible, at the option of its holder, into one share of New PRIMESTAR Class A Common Stock and each share of New PRIMESTAR Class C Common Stock is convertible, at the option of its holder, into one share of New PRIMESTAR Class B Common Stock. In addition, each issued and outstanding share of New PRIMESTAR Class C Common Stock will, without any further act on the part of the holder thereof or New PRIMESTAR, be mandatorily and automatically converted into one share of New PRIMESTAR Class B Common Stock upon the tenth anniversary of the Effective Date. Shares of New PRIMESTAR Class A Common Stock and shares of New PRIMESTAR Class D Common Stock are not convertible, except that upon transfer of any shares of New PRIMESTAR Class D Common Stock to any person other than ASkyB, News Corp. or any of their respective affiliates, such shares will mandatorily and automatically convert into New PRIMESTAR Class A Common Stock on a one-to-one basis. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Conversion."

BOARD OF DIRECTORS

  TSAT. The TSAT Charter provides for a TSAT Board of not less than three members, divided into three classes of approximately equal size, with each class to be elected for a three-year term. The terms of each class of directors are staggered so that the term of one of the three classes of directors is scheduled to expire at each annual meeting of stockholders. The TSAT Charter and the TSAT Bylaws provide that, subject to the rights of holders of any series of TSAT Preferred Stock to elect additional directors, the number of directors constituting the whole board, currently six, is fixed from time to time by the TSAT Board.

  New PRIMESTAR. The New PRIMESTAR Charter and the New PRIMESTAR Bylaws provide that, subject to any rights of the holders of any series of New PRIMESTAR Preferred Stock outstanding at any time to elect additional directors to the New PRIMESTAR Board, the New PRIMESTAR Board will consist of eleven members, and will be comprised of Class B Directors, Class C Directors and Common Directors until the Class C Termination Date. The New PRIMESTAR Bylaws provide that, on and after the Class C Termination Date, the New PRIMESTAR Board will consist of not less than three members, as determined from time to time by resolution of the New PRIMESTAR Board. Both before and after the Class C Termination Date, each director shall be elected to a term expiring at the annual meeting of stockholders following the election of such director,

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

or until such director's successor is duly elected and has qualified. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

ELECTION OF DIRECTORS

  TSAT. The holders of TSAT Common Stock, voting together as a single class, vote in elections for directors. Stockholders of TSAT do not have cumulative voting rights. Directors are elected under the TSAT Bylaws by a plurality of the combined voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

  New PRIMESTAR. The New PRIMESTAR Charter provides that (i) the New PRIMESTAR Class B Common Stock voting as a class will be entitled to elect three Class B Directors (such number of Class B Directors to be reduced in accordance with a schedule set forth in the New PRIMESTAR Charter as the number of shares of New PRIMESTAR Class B Common Stock outstanding decreases), (ii) the New PRIMESTAR Class C Common Stock voting as a class will be entitled to elect the lesser of
(x) six Class C Directors (subject to reduction in accordance with a schedule set forth in the New PRIMESTAR Charter as the number of shares of New PRIMESTAR Class C Common Stock outstanding decreases) and (y) the number of Class C Directors determined by adding the then applicable Individual Class C Stockholder Caps, and (iii) the New PRIMESTAR Voting Common Stock voting together as a single class will be entitled to elect such number of Common Directors as shall equal the total number of directors minus the number of Class B Directors and Class C Directors that the New PRIMESTAR Class B Common Stock and the New PRIMESTAR Class C Common Stock will respectively be entitled to elect at any time. The New PRIMESTAR Board will consist exclusively of Common Directors on and after the Class C Termination Date. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

  The New PRIMESTAR Bylaws further provide that, except as otherwise required by statute or by the New PRIMESTAR Charter, (i) Class B Directors, if any, will be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares of New PRIMESTAR Class B Common Stock entitled to vote in the election of the Class B Directors; (ii) Class C Directors, if any, will be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares of New PRIMESTAR Class C Common Stock entitled to vote in the election of Class C Directors; and (iii) Common Directors (including all directors on and after the Class C Termination Date) will be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares of all classes of New PRIMESTAR Voting Common Stock entitled to vote in the election of the Common Directors. Stockholders of New PRIMESTAR do not have cumulative voting rights.

NOMINATION OF DIRECTORS

  TSAT. The TSAT Bylaws provide that nominations of candidates for election to the TSAT Board may be made at an annual meeting of stockholders (i) pursuant to TSAT's notice of meeting, (ii) by, or at the direction of, the Chairman of the Board or the TSAT Board, or (iii) by a stockholder of TSAT who is entitled to vote at the meeting, has given timely written notice to the Secretary of TSAT in accordance with the procedures set forth in the TSAT Bylaws and was a stockholder of record at the time such notice was given. The TSAT Bylaws further provide that at a special meeting at which directors are to be elected, nominations of candidates for election to the TSAT Board can be made only (i) by, or at the direction of, the TSAT Board, or (ii) by a stockholder of TSAT who has given timely written notice to the Secretary of TSAT.

  New PRIMESTAR. The New PRIMESTAR Bylaws provide that nominations of candidates for election to the New PRIMESTAR Board may be made at any annual meeting of stockholders, only (i) pursuant to New PRIMESTAR's notice of meeting, (ii) by or at the direction of the New PRIMESTAR Board, or (iii) by any stockholder of New PRIMESTAR who is entitled to vote at the meeting, has given timely written notice to the Secretary of New PRIMESTAR in accordance with the procedures set forth in the New PRIMESTAR Bylaws and was a stockholder of record at the time such notice was given. The New PRIMESTAR Bylaws further provide that nominations of candidates for election to the New PRIMESTAR Board may be made at a special

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

meeting at which directors are to be elected only pursuant to New PRIMESTAR's notice of meeting (i) by or at the direction of the New PRIMESTAR Board or
(ii) provided that the New PRIMESTAR Board has determined that directors will be elected at such meeting, by any stockholder of New PRIMESTAR who is entitled to vote at the meeting, has given timely written notice to the Secretary of New PRIMESTAR in accordance with the procedures set forth in the New PRIMESTAR Bylaws and was a stockholder of record at the time such notice was given.

  The New PRIMESTAR Charter also provides that, (i) prior to the Class C Termination Date, the New PRIMESTAR Board's nominees for election as Common Directors shall be approved by the affirmative vote of 83% of the Class B Directors and Class C Directors then in office, and (ii) on and after the Class C Termination Date, the New PRIMESTAR Board's nominees for election as Common Directors shall be approved by a simple majority of the New PRIMESTAR Board. The Stockholders Agreement provides, according to the terms and subject to the conditions therein, for the nomination of Class C Directors by the Class C Stockholders and the nomination of Class B Directors by the Specified Class B Stockholders. See "RELATED AGREEMENTS--Stockholders Agreement-- Nomination of Directors."

  See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors--Nomination of Directors" and "RELATED AGREEMENTS--Stockholders Agreement--Nomination of Directors."

REMOVAL OF DIRECTORS

  TSAT. The TSAT Charter provides that, subject to the rights of holders of any series of TSAT Preferred Stock, directors may be removed only for "cause" (as defined in the TSAT Charter) upon the affirmative vote of 66 2/3% of the total voting power of the then outstanding shares of TSAT Series A Common Stock, TSAT Series B Common Stock and any series of TSAT Preferred Stock entitled to vote at an election of directors, voting together as a single class.

  New PRIMESTAR. The New PRIMESTAR Charter provides that, subject to the rights of the holders of any series of New PRIMESTAR Preferred Stock outstanding at any time, directors may be removed from office with "cause" (as defined in the New PRIMESTAR Charter) only upon the affirmative vote of, prior to the Class C Termination Date, the holders of record of at least 83%, and on and after the Class C Termination Date, the holders of record of at least 66 2/3%, of the total voting power of the then outstanding shares of New PRIMESTAR Voting Common Stock voting together as a single class. The New PRIMESTAR Charter also provides that, subject to the rights of the holders of any series of New PRIMESTAR Preferred Stock outstanding at any time, directors may be removed from office without "cause" only upon the affirmative vote of
(i) in the case of Class B Directors, the holders of record of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock voting separately as a class, (ii) in the case of Class C Directors, the holders of record of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock voting separately as a class and (iii) in the case of Common Directors, prior to the Class C Termination Date, the holders of record of at least 83%, and on and after the Class C Termination Date, the holders of record of at least 66 2/3%, of the total voting power of the then outstanding shares of New PRIMESTAR Voting Common Stock voting together as a single class. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors--Removal of Directors" and "RELATED AGREEMENTS--Stockholders Agreement--Removal of Directors; Filling Vacancies."

VACANCIES ON THE BOARD OF DIRECTORS

  TSAT. The TSAT Charter and the TSAT Bylaws provide that, subject to the rights of holders of any series of TSAT Preferred Stock, any newly created directorship resulting from an increase in the number of directors and any vacancies on the TSAT Board caused by death, resignation, removal or otherwise, may be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or the

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

sole remaining director. The TSAT Charter and the TSAT Bylaws each provide that any directors chosen to fill a vacancy on the TSAT Board or newly created directorship will serve for the remainder of the full term of the class for which such director was chosen and until his successor shall be duly elected and shall have been qualified.

  New PRIMESTAR. The New PRIMESTAR Charter provides that, subject to the rights of holders of any series of New PRIMESTAR Preferred Stock outstanding at any time, (i) any newly created directorship for a Class B Director or vacancy in the office of a Class B Director will be filled either by (A) the affirmative vote of a majority of the remaining Class B Directors or of the sole remaining Class B Director, as the case may be or (B) if the vacancy or newly created directorship has not been filled pursuant to (A) above, the holders of at least a majority of the total voting power of the then outstanding New PRIMESTAR Class B Common Stock voting separately as a class,
(ii) any newly created directorship for a Class C Director or vacancy in the office of a Class C Director will be filled solely by the affirmative vote of holders of at least 66 2/3% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock voting separately as a class, and
(iii) any newly created directorship for a Common Director or vacancy in the office of a Common Director will be filled solely by the affirmative vote of 83% of the Class B Directors and the Class C Directors then in office if such newly created directorship is created or such vacancy occurs prior to the Class C Termination Date or by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining Common Director, as the case may be, if such newly created directorship is created or such vacancy occurs on or after the Class C Termination Date. Any director so elected to fill a vacancy will serve the same remaining term as that of his or her predecessor, if applicable, and until his or her successor has been elected and has qualified. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors--Filling of Newly Created Directorships and Vacancies" and "RELATED AGREEMENTS--Stockholders Agreement--Removal of Directors; Filling Vacancies."

ACTION BY WRITTEN CONSENT

  TSAT. The TSAT Charter provides that, except as otherwise provided in the terms of any series of TSAT Preferred Stock, no action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

  New PRIMESTAR. The New PRIMESTAR Bylaws provide that, except as otherwise provided by applicable law or by the New PRIMESTAR Charter, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock of New PRIMESTAR having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of New PRIMESTAR entitled to vote thereon were present and voted.

CERTAIN SUPERMAJORITY VOTING RIGHTS

  TSAT. The TSAT Charter requires, subject to the rights of holders of any series of TSAT Preferred Stock, the affirmative vote of 66 2/3% of the total voting power of the outstanding TSAT Voting Securities (as defined below), voting together as a single class, to approve (a) a merger or consolidation of TSAT with, or into, another corporation, other than a merger or consolidation that does not require the consent of stockholders under the DGCL or a merger or consolidation that has been approved by at least 75% of the members of the TSAT Board (in which case, in accordance with the DGCL, the affirmative vote of a majority of the total voting power of the outstanding TSAT Voting Securities would, with certain exceptions, be required for approval), (b) the sale, lease or exchange of all or substantially all of the property and assets of TSAT; or (c) the dissolution of TSAT. "TSAT Voting Securities" is defined in the TSAT Charter as the TSAT Series A Common Stock, the TSAT Series B

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

Common Stock and any series of TSAT Preferred Stock entitled to vote with the holders of TSAT Common Stock generally upon all matters that may be submitted to a vote of stockholders at any annual meeting or special meeting thereof.

  New PRIMESTAR. The New PRIMESTAR Charter provides that, in addition to any other vote required under the New PRIMESTAR Charter (including, without limitation, the votes required for certain charter and bylaw amendments, as described below) or by applicable law, until the Class C Termination Date, the affirmative vote of the holders of record of (i) a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock and (ii) 83% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, in each case voting separately as a class, is required in order for New PRIMESTAR to effect (a) except as otherwise provided in Section 253 of the DGCL (or any successor provision thereto), the merger or consolidation of New PRIMESTAR or any of its Subsidiaries with or into any person (except the TSAT Merger and except a merger between direct or indirect wholly-owned subsidiaries of New PRIMESTAR or a merger between a direct or indirect wholly-owned subsidiary of New PRIMESTAR and New PRIMESTAR if New PRIMESTAR is the surviving entity of such merger and there is no change in any class or series of outstanding capital stock of New PRIMESTAR nor any amendment to the New PRIMESTAR Charter); (b) (x) the disposition, directly or indirectly, by New PRIMESTAR (or by one or more direct or indirect subsidiaries thereof) by sale, merger, new issuances or otherwise to a person other than New PRIMESTAR or a direct or indirect wholly-owned subsidiary of New PRIMESTAR of shares of the capital stock of one or more direct or indirect Subsidiaries of New PRIMESTAR or (y) the disposition, directly or indirectly, by New PRIMESTAR (or by one or more direct or indirect subsidiaries thereof) by sale, merger or otherwise (other than to New PRIMESTAR or a direct or indirect wholly-owned subsidiary of New PRIMESTAR), in any transaction or series of transactions of New PRIMESTAR outside the ordinary course of the business of New PRIMESTAR, of all or substantially all the assets of New PRIMESTAR and its Subsidiaries on a consolidated basis, except for pledges, grants of security interests, security deeds, mortgages or similar encumbrances securing bona fide indebtedness; (c) the dissolution or liquidation of New PRIMESTAR; (d) the authorization or issuance by New PRIMESTAR of shares of any class of capital stock with more than one vote per share, securities convertible into or exchangeable for shares of any such series or class of capital stock or options, warrants or other rights to acquire such capital stock or securities, subject to certain exceptions; and
(e) the voluntary bankruptcy of New PRIMESTAR. In addition, whether before or after the Class C Termination Date, the affirmative vote of the holders of record of at least 66 2/3% of the total voting power of the then outstanding New PRIMESTAR Voting Common Stock voting together as a single class is required in order for New PRIMESTAR to effect the foregoing actions, except the actions described in clauses (d) and (e), for which no stockholder vote shall be required, unless otherwise required under the New PRIMESTAR Charter or applicable law.

  In addition, except as otherwise required by applicable law or the New PRIMESTAR Charter, and subject to the rights of holders of any series of New PRIMESTAR Preferred Stock that may be issued from time to time, (i) the amendment, alteration or repeal of any provision of the terms of the New PRIMESTAR Class B Common Stock requires the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock, voting separately as a class, and the affirmative vote of the holders of record of, prior to the Class C Termination Date, 83%, and on and after the Class C Termination Date, a majority, of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, voting separately as a class, and (ii) the amendment, alteration or repeal of any provision of the terms of the New PRIMESTAR Class C Common Stock requires the affirmative vote of the holders of record of, prior to the Class C Termination Date, 83%, and on and after the Class C Termination Date, a majority, of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, voting separately as a class. However, the New PRIMESTAR Charter provides that, without the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock, voting separately as a class, the terms of the New PRIMESTAR Class C Common Stock may not be amended or altered to (x) increase the number of votes per share of New PRIMESTAR Class C Common Stock over the number of votes per share of New PRIMESTAR Class B Common Stock, (y) provide for a preference of the New PRIMESTAR Class C Common Stock relative to the

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

New PRIMESTAR Class B Common Stock as to payment of dividends or on a liquidation or dissolution of New PRIMESTAR or (z) exempt the New PRIMESTAR Class C Common Stock but not the New PRIMESTAR Class B Common Stock from the provisions of the New PRIMESTAR Charter relating to restrictions on ownership of shares of New PRIMESTAR Common Stock.

CHARTER OR BYLAW AMENDMENTS

  TSAT. The TSAT Charter requires the affirmative vote of 66 2/3% of the total voting power of the outstanding shares of TSAT Voting Securities, voting together as a single class, to approve any amendment, alteration or repeal of any provision of the TSAT Charter or the addition or insertion of other provisions therein. The TSAT Charter also provides that the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of TSAT Voting Securities, voting together as a single class, is required to approve the adoption, amendment or repeal of any provision of the TSAT Bylaws; provided, however, that this voting requirement does not apply to, and no vote of the stockholders of TSAT is required to, authorize the adoption, amendment or repeal of the TSAT Bylaws by the TSAT Board by action taken by the affirmative vote of not less than 75% of the members of the TSAT Board then in office.

  New PRIMESTAR. The New PRIMESTAR Charter provides that, in addition to any other vote required under the New PRIMESTAR Charter or by applicable law, until the Class C Termination Date, and subject to certain exceptions, the affirmative vote of the holders of record of (i) a majority of the total voting power of the then outstanding shares of New PRIMESTAR Class B Common Stock and (ii) 83% of the total voting power of the then outstanding shares of New PRIMESTAR Class C Common Stock, in each case voting separately as a class, is required in order for New PRIMESTAR to effect any amendment, alteration or repeal of any provision of the New PRIMESTAR Charter (subject to certain limited exceptions) or the New PRIMESTAR Bylaws. However, the amendment, alteration or repeal of certain enumerated provisions of the New PRIMESTAR Bylaws requires only either (1) a simple majority vote of the New PRIMESTAR Board or (2) the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding New PRIMESTAR Voting Common Stock voting together as a single class. In addition, whether before or after the Class C Termination Date, the affirmative vote of the holders of record of at least 66 2/3% of the total voting power of the then outstanding New PRIMESTAR Voting Common Stock voting together as a single class is required in order for New PRIMESTAR to effect any amendment, alteration or repeal of any provision of the New PRIMESTAR Charter or the New PRIMESTAR Bylaws, subject to certain exceptions. The New PRIMESTAR Bylaws further provide that prior to the Class C Termination Date, the New PRIMESTAR Bylaws or any provision therein may be amended, altered or repealed only by the stockholders except that certain specified provisions of the New PRIMESTAR Bylaws may be amended, altered or repealed by the New PRIMESTAR Board by the affirmative vote of a simple majority of the New PRIMESTAR Board. On and after the Class C Termination Date, the New PRIMESTAR Bylaws or any provision therein may be amended, altered or repealed by (i) the New PRIMESTAR Board by the affirmative vote of not less than 75% of the members of the New PRIMESTAR Board then in office (but in no event less than a simple majority of the New PRIMESTAR Board) or (ii) subject to the rights of the holders of any series of New PRIMESTAR Preferred Stock, the stockholders by the affirmative vote of holders of record representing at least 66 2/3% of the total voting power of the capital stock of New PRIMESTAR then outstanding.

SPECIAL MEETINGS

  TSAT. The TSAT Charter and the TSAT Bylaws provide that, except as otherwise provided by law or in the terms of any series of TSAT Preferred Stock, special meetings of stockholders may be called by the Secretary of TSAT (i) upon the written request of the holders of not less than 66 2/3% in total voting power of the outstanding TSAT Voting Securities or (ii) at the request of not less than 75% of the members of the TSAT Board then in office.

  New PRIMESTAR. The New PRIMESTAR Bylaws provide that, except as otherwise provided by applicable law or by the New PRIMESTAR Charter, special meetings of stockholders, for any purpose or purposes, will be called only (i) upon written request of the holders of not less than a majority of the total voting

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

power of the outstanding capital stock of New PRIMESTAR entitled to vote at such meeting or (ii) upon request of not less than 50% of the entire New PRIMESTAR Board.

STOCKHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

  TSAT. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder, subject to certain exceptions contained therein. The restrictions of DGCL Section 203 do not apply to corporations that have elected, in the manner provided therein, not to be subject to such section. The TSAT Charter does not contain any provision "opting out" of the application of DGCL Section 203 and TSAT has not taken any of the actions necessary for it to "opt out" of such provision. As a result, the restrictions of DGCL Section 203 are applicable to transactions between TSAT and any of its interested stockholders.

  New PRIMESTAR. The New PRIMESTAR Charter expressly contains a provision "opting out" of the application of DGCL Section 203, and as a result, the restrictions of Section 203 will not apply to transactions between New PRIMESTAR and any of its interested stockholders.

REDEMPTION

  TSAT. The TSAT Charter does not contain any provisions empowering the TSAT Board, in its sole discretion, to redeem shares of TSAT's outstanding capital stock.

  New PRIMESTAR. The New PRIMESTAR Charter empowers the New PRIMESTAR Board, in its sole discretion, subject to the provisions of any resolution or resolutions of the New PRIMESTAR Board creating any series of New PRIMESTAR Preferred Stock, to redeem any shares of New PRIMESTAR's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by New PRIMESTAR or any Subsidiary thereof to conduct any portion of the business of New PRIMESTAR or such Subsidiary, which license or franchise is conditioned upon some or all of the holders of New PRIMESTAR's stock of any class or series possessing prescribed qualifications. Such shares will be redeemed at fair market value, payable in cash, Redemption Securities (as defined below) or any combination thereof. "Redemption Securities" means any debt or equity securities of New PRIMESTAR, any Subsidiary thereof or any other corporation or any combination thereof, having such terms and conditions as shall be approved by the New PRIMESTAR Board and which, together with any cash to be paid as part of the redemption price has a value at least equal to the fair market value of the shares to be redeemed. If New PRIMESTAR elects not to redeem any such shares, each such share will be deemed to be converted into one share of non-voting common stock of New PRIMESTAR identical in all other respects to a share of New PRIMESTAR Class A Common Stock.

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

                              MANAGEMENT OF TSAT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the directors and executive officers of TSAT:

          NAME            AGE*                     POSITION
          ----            ----                     --------
Gary S. Howard...........  46  Chief Executive Officer; Director
Christopher Sophinos.....  45  President
Kenneth G. Carroll.......  42  Senior Vice President and Chief Financial Officer
Lloyd S. Riddle III......  37  Senior Vice President
William D. Myers.........  39  Vice President and Treasurer
John C. Malone...........  56  Chairman of the Board and Director
David P. Beddow..........  53  Director
William E. Johnson.......  56  Director
John W. Goddard..........  56  Director
Leo J. Hindery, Jr.......  50  Director

--------
* As of December 1, 1997.

  The following is a five-year employment history for the directors and executive officers of TSAT, including any directorships held in other public companies.

  Gary S. Howard has served as Chief Executive Officer of TSAT since December 1996 and a director of TSAT since November 1996. From February 1995 through August 1997, Mr. Howard also served as President of TSAT. Since June 1997, Mr. Howard has also served as Chief Executive Officer, Chairman of the Board and a director of UVSG, a subsidiary of TCI, and since December 1997, he has served as President and Chief Executive Officer of TCI Ventures Group, LLC, a subsidiary of TCI. Mr. Howard served as President of UVSG from June 1997 to September 1997, Senior Vice President of TCIC from October 1994 to December 1996 and as Vice President of TCIC from December 1991 through October 1994. Mr. Howard will serve as a director of New PRIMESTAR upon consummation of the Restructuring Transaction.

  Christopher Sophinos has served as President of TSAT since September 1997, and was previously Senior Vice President of TSAT from February 1996. Mr. Sophinos has served as the President of Boats Unlimited since November 1993 and as a director of Sophinos & Sons, Inc. since November 1993. Mr. Sophinos served as the President of Midwest CATV, a division of UNR Industries, Inc., from July 1987 to November 1993. Mr. Sophinos will serve as Senior Vice President, Sales and Distribution upon consummation of the Restructuring Transaction.

  Kenneth G. Carroll has served as Senior Vice President and Chief Financial Officer of TSAT since February 1995. Mr. Carroll served as Vice President of TCI K-1, Inc. and as Vice President of United Artists K-1 Investments, Inc. from December 1994 to May 1997. From April 1994 through January 1995, Mr. Carroll served as Vice President of Business Operations and Chief Financial Officer of Netlink USA, a subsidiary of TCI, and from July 1992 to May 1994, Mr. Carroll served as Senior Director of Finance and Business Operations of Netlink. From 1990 to July 1992, Mr. Carroll served as Vice President of Finance of Midwest CATV. Mr. Carroll will serve as Chief Financial Officer of New PRIMESTAR upon consummation of the Restructuring Transaction.

  Lloyd S. Riddle III has served as Senior Vice President of TSAT since February 1995, and also served as Chief Operating Officer of TSAT from February 1995 to November 1997. Mr. Riddle served as State Manager of TCI of New York from February 1993 to February 1995, Area Manager of TCI of Iowa from January 1992 to February 1993 and General Manager of TCI of St. Charles, MO, from January 1990 to January 1992.

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

  William D. Myers has served as Vice President and Treasurer of TSAT since September 1996. Mr. Myers served as Vice President of TCI Cable Management Corporation from November 1994 through August 1996. Mr. Myers served as Director of Finance of TCI from December 1991 to November 1994.

  John C. Malone has served as Chairman of the Board and a director of TSAT since December 1996. Dr. Malone has served as Chief Executive Officer of TCI since January 1994, and as Chairman of the Board of TCI since November 1996. Dr. Malone served as President of TCI from January 1994 to March 1997, as Chief Executive Officer of TCIC from March 1992 to October 1994 and as President of TCIC from 1973 to October 1994. Dr. Malone has also served as Chairman of the Board and as a director of Tele-Communications International, Inc. since May 1995. Dr. Malone is also a director of TCI, TCIC, TCI Pacific Communications, Inc., BET Holdings, Inc. and The Bank of New York. Dr. Malone will serve as a director of New PRIMESTAR upon consummation of the Restructuring Transaction.

  David P. Beddow has served as a director of TSAT since December 1996. Mr. Beddow has served as Senior Vice President of TCI Technology Ventures, Inc., a subsidiary of TCI, and The National Digital Television Center, Inc., formerly known as Western Tele-Communications, Inc., a subsidiary of TCI, since February 1995. Mr. Beddow served as Vice President of TCI Technology, Inc. from June 1993 to February 1995 and as Executive Vice President and Chief Operating Officer of the Partnership from March 1990 to June 1993. Mr. Beddow has served as a director of UVSG, a subsidiary of TCI, since January 1996, and served as President of UVSG from February 1997 to June 1997.

  William E. Johnson has served as a director of TSAT since December 1996. Mr. Johnson served as Chief Executive Officer of Scientific Atlanta, Inc. from January 1987 to December 1992, at which time he retired. Mr. Johnson has served as a director of Intelligent Electronic, Inc. since November 1994 and as a director of ATX, Inc. since January 1993. Mr. Johnson was a director of I.C.T. from 1991 to 1993.

  John W. Goddard has served as a director of TSAT since December 1996. Mr. Goddard served as President and Chief Executive Officer of the cable division of Viacom International, Inc. from 1980 until his retirement in July 1996. Mr. Goddard served as a director of StarSight Telecast, Inc. from May 1994 to May 1997. Mr. Goddard will serve as a director of New PRIMESTAR upon consummation of the Restructuring Transaction.

  Leo J. Hindery, Jr. has served as a director of TSAT since November 1997. Mr. Hindery has served as President and Chief Operating Officer of TCI, and as President and a director of TCIC, since March 1997. Prior to joining TCI, Mr. Hindery was the founder, Managing General Partner and Chief Executive Officer of InterMedia Partners and its affiliated entities since 1988. Mr. Hindery will serve as a director of New PRIMESTAR upon consummation of the Restructuring Transaction.

  The directors of TSAT will hold office until the next annual meeting of stockholders of TSAT and until their successors are duly elected and qualified. The executive officers named above will serve in such capacities until the next annual meeting of the TSAT Board, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of the directors.

BOARD COMPOSITION

  The TSAT Charter provides for a classified board of directors of not less than three members, divided into three classes of approximately equal size, with each class to be elected for a three year term at each annual meeting of stockholders. The exact number of directors is fixed by resolution of the TSAT Board. On the TSAT Spin-off Date, the number of directors on the TSAT Board was fixed at five. For purposes of determining their terms, directors are divided into three classes. The Class I director, whose term was fixed to expire at the 1997 annual stockholders' meeting, is Mr. Beddow. The Class II directors, whose terms expire at the 1998 annual stockholders' meeting, are Messrs. Howard and Johnson. The Class III directors, whose terms expire at the 1999 annual stockholders' meeting, are Dr. Malone and Mr. Goddard. Each director elected at an annual stockholders'

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

meeting will serve for a term ending on the date of the annual stockholders' meeting held in the third year following the year of his election or until his earlier death, resignation or removal.

  On November 10, 1997, the TSAT Board voted to increase the size of the TSAT Board from five to six, and to add Leo J. Hindery, Jr. to fill the newly created directorship, as a Class I director. In addition, the TSAT Board determined that the 1997 annual stockholders' meeting would not be held, and that the 1998 annual stockholders' meeting would be deferred, pending the outcome of the vote in respect of the Roll-up Proposal.

COMMITTEES OF TSAT'S BOARD OF DIRECTORS

  The TSAT Board currently has an Audit Committee and a Compensation Committee, both of which were established in December 1996.

  The Audit Committee of the TSAT Board, whose present members are Messrs. Goddard (Committee Chairman) and Johnson, consists of only nonemployee directors. The Audit Committee meets periodically with management and representatives of TSAT's independent auditors. The Audit Committee reviews the scope and approach of external audit activities and the results of such audits and is responsible for making the annual recommendation to the TSAT Board of the firm of independent accountants to be retained by TSAT to perform the annual audit. The Audit Committee met one time in 1997.

  The Compensation Committee, whose present members are Messrs. Johnson (Committee Chairman) and Goddard, consists of only nonemployee directors. The Compensation Committee is responsible for recommending the salaries and compensation programs for executive officers to the TSAT Board. This committee is also responsible for administering TSAT's stock incentive plan and certain other benefit programs. None of the members of the Compensation Committee are entitled to participate in any of TSAT's employee benefit plans administered by the Compensation Committee. The Compensation Committee met four times in 1997.

  The TSAT Board may from time to time establish certain other committees of the TSAT Board and may fill any vacancies on any committee of the TSAT Board as it deems advisable.

COMPENSATION OF DIRECTORS

  Members of the TSAT Board who are also full-time employees of TSAT or TCI, or any of their respective subsidiaries, do not receive any additional compensation for their services as directors. Directors who are not full-time employees of TSAT or TCI, or any of their respective subsidiaries, receive a retainer of $30,000 per year. All members of the TSAT Board are also reimbursed for expenses incurred to attend any meetings of the TSAT Board or any committee thereof.

  See also "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI--Other Arrangements."

EXECUTIVE COMPENSATION

  Summary Compensation Table. Certain directors, officers and employees of TCI and its subsidiaries (including TSAT, prior to the TSAT Spin-off) have been granted TCI Options and stock appreciation rights with respect to shares of TCI Group Series A Common Stock ("TCI SARs"). The TCI Options and TCI SARs have been granted pursuant to various stock plans of TCI (the "TCI Plans"). The TCI Plans give the committee of the TCI Board that administers the TCI Plans (the "TCI Plan Committee") the authority to make equitable adjustments to outstanding TCI Options and TCI SARs in the event of certain transactions, of which the TSAT Spin-off was one.

  The TCI Plan Committee and the TCI Board determined that, immediately prior to the TSAT Spin-off, each TCI Option would be divided into two separately exercisable options: (i) an Add-on TSAT Option, exercisable for the number of shares of TSAT Series A Common Stock that would have been issued in the TSAT Spin-off in respect of the shares of TCI Group Series A Common Stock subject to the applicable TCI Option, if such TCI Option had been exercised in full immediately prior to the TSAT Spin-off Record Date, and containing substantially equivalent terms as the existing TCI Option, and (ii) an Adjusted TCI Option, exercisable for the same number of shares of TCI Group Series A Common Stock as the corresponding TCI Option had been. The aggregate exercise price of each TCI Option was allocated between the Add-on TSAT Option and the Adjusted TCI Option into which it was divided, and all other terms, including date of grant, of the Add-on TSAT Option and Adjusted TCI Option are in all material respects the same as the terms of such TCI Option, except that references therein to TCI generally refer to TSAT with respect to Adjusted TCI Options and Add-on TSAT Options (and related stock appreciation rights ("SARs") held by TSAT Employees (as defined below). Similar adjustments were made to the outstanding TCI SARs, resulting in the holders thereof holding Adjusted TCI SARs and Add-on TSAT SARs instead of TCI SARs, and to outstanding restricted share awards, resulting in the holders thereof holding restricted shares of TSAT Series A Common Stock in addition to restricted shares of TCI Group Series A Common Stock, effective immediately prior to the TSAT Spin-off. The foregoing adjustments were made pursuant to the anti-dilution provisions of the TCI Plans pursuant to which the respective TCI Options and TCI SARs were granted.

  As a result of the foregoing, certain persons who remained TCI employees or nonemployee directors after the TSAT Spin-off and certain persons who were TCI employees prior to the TSAT Spin-off but became TSAT employees after the TSAT Spin-off hold both Adjusted TCI Options and separate Add-on TSAT Options and/or hold both Adjusted TCI SARs and separate Add-on TSAT SARs. The obligations with respect to the Adjusted TCI Options, Add-on TSAT Options, Adjusted TCI SARs and Add-on TSAT SARs held by TCI employees and nonemployee directors are obligations solely of TCI. The obligations with respect to the Adjusted TCI Options, Add-on TSAT Options, Adjusted TCI SARs and Add-on TSAT SARs held by persons who were TSAT employees at the time of the TSAT Spin-off and following the TSAT Spin-off are no longer TCI employees ("TSAT Employees") are obligations solely of TSAT. Prior to the TSAT Spin-off, TCI and TSAT entered into an agreement to sell to each other from time to time at the then current market price shares of TCI Group Series A Common Stock and TSAT Series A Common Stock, respectively, as necessary to satisfy their respective obligations under such securities. See "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI."

  TCI, in addition to the TCI Group Common Stock, has other series of common stock outstanding, including the Tele-Communications, Inc. Series A Liberty Media Group Common Stock, $1.00 par value per share ("LMG Series A Common Stock"), and the Tele-Communications, Inc. Series B Liberty Media Group Common Stock, $1.00 par value per share ("LMG Series B Common Stock" and, together with the LMG Series A Common Stock, "LMG Common Stock"), which are intended to reflect the separate performance of TCI's programming and electronic retailing businesses (the "Liberty Media Group"). Prior to the TSAT Spin-off, TSAT was a member of the group of TCI businesses not attributed to the Liberty Media Group (the "TCI Group") and all of the assets and businesses transferred to TSAT were included in the TCI Group. Accordingly, the dividend effecting the TSAT Spin-off was made to the holders of TCI Group Common Stock and the holders of LMG Common Stock did not participate in the TSAT Spin-off.

  The following table is a summary of all forms of compensation paid by TSAT (or by TCI or any other subsidiary of TCI) to the officers named therein for services rendered in all capacities to TSAT (and, prior to the TSAT Spin-off, TCI) for the fiscal years ended December 31, 1996 and 1995 (total of five persons).

                          SUMMARY COMPENSATION TABLE

                            ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                         ---------------------------   --------------------------------------------------
                                                                                SECURITIES
                                                       OTHER ANNUAL RESTRICTED  UNDERLYING    ALL OTHER
   NAME AND PRINCIPAL                                  COMPENSATION STOCK AWARD  OPTIONS/    COMPENSATION
   POSITION WITH TSAT    YEAR SALARY ($)   BONUS ($)      ($)(1)      ($)(2)       SARS         ($)(5)
   ------------------    ---- ----------   ---------   ------------ ----------- ----------   ------------
Gary S. Howard.......... 1996  $275,000     $23,210(6)    $4,230     $     --    664,076(3)    $15,000
(Chief Executive
 Officer)                1995  $262,500     $23,210(6)    $3,415     $309,375    165,000(4)    $15,000
Christopher Sophinos.... 1996  $ 96,865(7)  $10,750(7)    $   --     $     --         --       $    --
(President)
Lloyd S. Riddle III..... 1996  $140,000     $41,212       $3,263     $     --         --       $15,000
(Senior Vice President)  1995  $123,078     $34,478       $1,557     $     --     19,250(4)    $13,439
Kenneth G. Carroll...... 1996  $119,423     $33,150       $   --     $     --         --       $ 9,500
(Senior Vice President   1995  $ 98,845     $27,199       $  861     $     --     19,250(4)    $ 3,668
 and Chief Financial
 Officer)
William D. Myers........ 1996  $115,010     $ 5,000       $2,683     $     --         --       $ 8,639
(Vice President and      1995  $108,130     $    --       $2,425     $     --     11,000(4)    $ 8,839
 Treasurer)

--------
(1) Consists of amounts reimbursed during the year for the payment of taxes.
(2) Pursuant to the Tele-Communications, Inc. 1994 Stock Incentive Plan, on December 13, 1995, Mr. Howard was granted 15,000 restricted shares of TCI Group Series A Common Stock, and in connection with the TSAT Spin-off, received 1,500 restricted shares of TSAT Series A Common Stock. Such restricted shares vest as to 50% of such shares on December 13, 1999 and as to the remaining 50% on December 13, 2000. The value of such restricted shares at the end of 1996 was $210,750. TCI and TSAT have not paid cash dividends on the TCI Group Series A Common Stock and TSAT Series A Common Stock, respectively, and do not anticipate declaring and paying cash dividends on the TCI Group Series A Common Stock and TSAT Series A Common Stock, respectively, at any time in the foreseeable future.
(3) For Additional information regarding this award, see "--Option and SAR Grants in Last Fiscal Year," below.
(4) On December 13, 1995, pursuant to the Tele-Communications, Inc. 1995 Stock Incentive Plan, certain key employees of TCI were granted an aggregate of 2,757,500 options in tandem with stock appreciation rights to acquire shares of TCI Group Series A Common Stock. Messrs. Howard, Riddle, Carroll and Myers were granted 150,000, 17,500, 17,500 and 10,000 options, respectively. In connection with the TSAT Spin-off, Messrs. Howard, Riddle, Carroll and Myers received 15,000, 1,750, 1,750 and 1,000 Add-on TSAT Options, respectively. Each such grant of options with tandem stock appreciation rights vests evenly over five years with such vesting period beginning August 4, 1995, first became exercisable on August 4, 1996 and expires on August 4, 2005. Notwithstanding the vesting schedule as set forth in the option agreement, the option shares shall become available for purchase if the grantee's employment with TSAT (a) shall terminate by reason of (i) termination by TSAT without cause (ii) termination by the grantee for good reason (as defined in the agreement) or (iii) disability,
    (b) shall terminate pursuant to provisions of a written employment agreement, if any, between the grantee and TSAT which expressly permits the grantee to terminate such employment upon occurrence of specified events (other than the giving of notice and passage of time), or (c) if the grantee dies while employed by TSAT. Further, the option shares will become available for purchase in the event of an Approved Transaction, Board Change, or Control Purchase (each as defined with reference to TCI), unless in the case of an Approved Transaction, the Compensation Committee of TCI under the circumstances specified determines otherwise.
(5) The accounts in the TCI Employee Stock Purchase Plan ("TCI ESPP") of all employees of TSAT became vested in full as of the effective time of the TSAT Spin-off. Directors who are not employees of TCI are ineligible to participate in the TCI ESPP. The TCI ESPP, a defined contribution plan, enables participating employees to acquire a proprietary interest in TCI and benefits upon retirement. Under the terms of the TCI ESPP, employees are eligible for participation after one year of service. The TCI ESPP's normal retirement age is 65 years. Participants may contribute up to 10% of their compensation and TCI (by annual resolution of the TCI Board) may contribute up to a matching 100% of the participants' contributions. The TCI ESPP includes a salary deferral feature in respect of employee contributions. Forfeitures (due to participants' withdrawal prior to full vesting) are used to reduce TCI's otherwise determined contributions. Although TCI has not expressed an intent to terminate the TCI ESPP, it may do so at any time. Effective

   January 1, 1997, TSAT adopted an Employee Stock Purchase Plan, and, effective as of the TSAT Spin-off Date, employees of TSAT discontinued making contributions to the TCI ESPP.
(6) This amount reflects the amortization of obligations under an employment contract between Mr. Howard and a prior employer, which obligations were assumed by TCI in connection with the acquisition of such prior employer, and were assumed by TSAT in connection with the TSAT Spin-off.
(7) Mr. Sophinos commenced employment on February 27, 1996, and accordingly, the 1996 compensation information included in the table reflects ten months of employment.

  Option and SAR Grants in Last Fiscal Year. On the TSAT Spin-off Date, the TSAT Board adopted, and TCI, as the sole stockholder of TSAT prior to the TSAT Spin-off, approved, the TSAT 1996 Plan. The TSAT 1996 Plan provides for awards to be made in respect of a maximum of 3,200,000 shares of TSAT Series A Common Stock (subject to certain anti-dilution adjustments). Awards may be made as grants of stock options, SARs, restricted shares, stock units, performance awards or any combination thereof (collectively, "Awards"). Awards may be made to employees and to consultants and advisors to TSAT who are not employees. Shares of TSAT Series A Common Stock that are subject to Awards that expire, terminate or are annulled for any reason without having been exercised (or deemed exercised, by virtue of the exercise of a related SAR), or are forfeited prior to becoming vested, will return to the pool of such shares available for grant under the TSAT 1996 Plan.

  The following table discloses information regarding stock options granted in tandem with stock appreciation rights during the year ended December 31, 1996 to each of the named executive officers of TSAT in respect of shares of TSAT Series A Common Stock under the TSAT 1996 Plan.

                           NO. OF   % OF TOTAL
                         SECURITIES  OPTIONS    EXERCISE
                         UNDERLYING GRANTED TO  OR BASE  MARKET PRICE                      GRANT
                          OPTIONS   EMPLOYEES    PRICE     ON GRANT                     DATE PRESENT
          NAME            GRANTED    IN 1996     ($/SH)  DATE ($/SH)   EXPIRATION DATE   VALUE ($)
          ----           ---------- ----------  -------- ------------  ---------------- ------------
Gary S. Howard..........  664,076      28.6%(1)  $8.86     $12.625(2)  February 1, 2006  $5,806,083(3)

--------
(1) On the TSAT Spin-off Date, Mr. Howard was granted an option to purchase shares of TSAT Series A Common Stock representing 1.0% of the number of shares of TSAT Common Stock issued and outstanding on the TSAT Spin-off Date, determined immediately after giving effect to the TSAT Spin-off, but before giving effect to the exercise of such option or certain other options. For additional information concerning such grant, see "BUSINESS OF TSAT--Certain Arrangements Between TSAT and TCI--Other Arrangements."
(2) Represents the closing market price per share of TSAT Series A Common Stock on December 5, 1996, the first day of trading following the date of grant.
(3) The value shown is based on the Black-Scholes model and is stated in current annualized dollars on a present value basis. The key assumptions used in the model for purposes of this calculation include the following:
    (a) a 6.22% discount rate; (b) a 35% volatility factor; (c) the 10-year option term; (d) the closing price of TSAT Series A Common Stock on December 5, 1996; and (e) a per share exercise price of $8.86. The actual value an executive may realize will depend upon the extent to which the stock price exceeds the exercise price on the date the option is exercised. Accordingly, the value, if any, realized by an executive will not necessarily be the value determined by the model.

  Effective February 3, 1997, certain key employees of TSAT were granted, pursuant to the TSAT 1996 Plan, (a) an aggregate of 820,000 options in tandem with stock appreciation rights to acquire shares of TSAT Series A Common Stock at a per share exercise price of $8.00 per share and (b) an aggregate of 325,000 restricted shares of TSAT Series A Common Stock (collectively, the "1997 Grant"). Mr. Howard was granted 125,000 restricted shares, and each of Messrs. Sophinos, Riddle, Carroll and Myers were granted 100,000 options in tandem with stock appreciation rights and 50,000 restricted shares. Each such grant of options with tandem stock appreciation rights vests evenly over five years with such vesting period beginning January 1, 1997, first becomes exercisable on January 1, 1998 and expires on December 31, 2006. As originally granted, each such grant of restricted shares vested as to 50% on January 1, 2001 and as to the remaining 50% on January 1, 2002.

  On November 10, 1997, the TSAT Board and the Compensation Committee of the TSAT Board approved modifications to the vesting provisions of all TSAT Options and TSAT Restricted Stock Awards issued pursuant to the TSAT 1996 Plan, (i) accelerating the vesting schedules under such options, to provide for vesting in three equal annual installments, commencing February 1998, and (ii) accelerating the vesting schedules under such restricted stock awards to provide for vesting of 50% on each of the second and third anniversaries of the date of granting in each case subject to consummation of the Restructuring Transaction. TSAT Options granted prior to the TSAT Spin-off, which were 40% vested in February 1998, will become two-thirds vested in February 1999 and fully vested in February 2000. If the Restructuring Transaction is not consummated, the vesting provisions of such grants will revert back to their original schedules.

  Notwithstanding the vesting schedule as set forth in the option agreement, the option shares shall become available for purchase if the grantee's employment with TSAT (a) shall terminate by reason of (i) termination by TSAT without cause (ii) termination by the grantee for good reason (as defined in the agreement) or (iii) disability, (b) shall terminate pursuant to provisions of a written employment agreement, if any, between the grantee and TSAT which expressly permits the grantee to terminate such employment upon occurrence of specified events (other than the giving of notice and passage of time), or (c) if the grantee dies while employed by TSAT. Further, the option shares will become available for purchase in the event of an Approved Transaction, Board Change, or Control Purchase (each as defined in the TSAT 1996 Plan), unless in the case of an Approved Transaction, the Compensation Committee of TSAT under the circumstances specified determines otherwise.

  Aggregated TCI Option/SAR Exercises and Fiscal Year-End TCI Option/SAR Values. The following table provides, for the executives named in the Summary Compensation Table, information on the exercise during the year ended December 31, 1996, of Add-on TSAT Options, Adjusted TCI Options and options to purchase LMG Series A Common Stock, the number of shares of TSAT Series A Common Stock, TCI Group Series A Common Stock and LMG Series A Common Stock represented by unexercised options owned by them at December 31, 1996, and the value of those options as of the same date. The number of options granted to purchase shares of LMG Series A Common Stock and the price to purchase such options has been adjusted to give effect to the distribution on January 14, 1997 by TCI of one share of LMG Series A Common Stock for each two shares of LMG Series A Common Stock held of record and one share of LMG Series A Common Stock for each two shares of LMG Series B Common Stock held of record.

          AGGREGATED OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                   NUMBER OF SECURITIES     VALUE OF
                                                        UNDERLYING         UNEXERCISED
                                                       UNEXERCISED        IN-THE-MONEY
                                                     OPTIONS/SARS AT     OPTIONS/SARS AT
                            SHARES                  DECEMBER 31, 1996   DECEMBER 31, 1996
                         ACQUIRED ON     VALUE       (#) EXERCISABLE/   ($) EXERCISABLE/
          NAME           EXERCISE (#) REALIZED ($)   UNEXERCISABLE(1)   UNEXERCISABLE(1)
          ----           ------------ ------------ -------------------- -----------------
Gary S. Howard
  Exercisable
    TSAT Series A.......      --           --             12,750            $     --
    TCI Group Series A..      --           --            127,500            $179,219
    LMG Series A........      --           --             36,563            $261,865
  Unexercisable
    TSAT Series A.......      --           --            681,326            $674,037
    TCI Group Series A..      --           --            172,500            $ 52,031
    LMG Series A........      --           --             19,687            $115,685
Lloyd S. Riddle III
  Exercisable
    TSAT Series A.......      --           --                510            $     --
    TCI Group Series A..      --           --              5,100            $     --
    LMG Series A........      --           --                600            $  2,623
  Unexercisable
    TSAT Series A.......      --           --              1,640            $     --
    TCI Group Series A..      --           --             16,400            $     --
    LMG Series A........      --           --                900            $  3,935
Kenneth G. Carroll
  Exercisable
    TSAT Series A.......      --           --                510            $     --
    TCI Group Series A..      --           --              5,100            $     --
    LMG Series A........      --           --                600            $  2,623
  Unexercisable
    TSAT Series A.......      --           --              1,640            $     --
    TCI Group Series A..      --           --             16,400            $     --
    LMG Series A........      --           --                900            $  3,935
William D. Myers
  Exercisable
    TSAT Series A.......      --           --                560            $     --
    TCI Group Series A..      --           --              5,600            $     --
    LMG Series A........      --           --              1,350            $  5,902
  Unexercisable
    TSAT Series A.......      --           --              1,340            $     --
    TCI Group Series A..      --           --             13,400            $     --
    LMG Series A........      --           --              2,025            $  8,853

--------
(1) Share numbers and values do not include any amounts with respect to the 1997 Grant. See "--Option and SAR Grants in Last Fiscal Year" above.

                          MANAGEMENT OF NEW PRIMESTAR

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the persons who will serve as the directors and executive officers of New PRIMESTAR following the Restructuring Transaction:

           NAME            AGE*                     POSITION
           ----            ----                     --------
Daniel J. O'Brien.........  38  President and Chief Operating Officer
Kenneth G. Carroll........  42  Chief Financial Officer
Marcus O. Evans...........  47  General Counsel
Joel Ginsparg.............  39  Senior Vice President, Technology and Operations
Christopher Sophinos......  45  Senior Vice President, Sales and Distribution
Denny Wilkinson...........  49  Senior Vice President, Marketing and Programming
John C. Malone............  56  Director
Leo J. Hindery, Jr. ......  50  Director
Gary S. Howard............  46  Director
Joseph J. Collins.........  53  Director
Carl U.J. Rossetti........  49  Director
Robert J. Miron...........  60  Director
Jeffrey T. DeLorme........  45  Director
Jack A. Markell...........  37  Director
Ajit M. Dalvi.............  55  Director
John F. Connelly..........  54  Director
John W. Goddard...........  56  Director

--------
*As of December 1, 1997.

  The following is a five-year employment history for the persons who will serve as the directors and executive officers of New PRIMESTAR, including any directorships held in public companies.

  Daniel J. O'Brien has served as President of the Partnership since June 1997. Mr. O'Brien served as President of TWSSI from October 1993 to June 1997 and as Vice President of Operations at the Cincinnati Division of Time Warner Cable from January 1991 to October 1993. Mr. O'Brien has served as a member of the Partners Committee of the Partnership since 1990.

  Kenneth G. Carroll has served as Senior Vice President and Chief Financial Officer of TSAT since February 1995. Mr. Carroll served as Vice President of TCI K-1, Inc. and as Vice President of United Artists K-1 Investments, Inc. from December 1994 to May 1997. From April 1994 through January 1995, Mr. Carroll served as Vice President of Business Operations and Chief Financial Officer of Netlink USA, a subsidiary of TCI, and from July 1992 to May 1994, Mr. Carroll served as Senior Director of Finance and Business Operations of Netlink. From 1990 to July 1992, Mr. Carroll served as Vice President of Finance of Midwest CATV.

  Marcus O. Evans has served as Senior Vice President and General Counsel of the Partnership since November 1991. Prior to joining the Partnership, Mr. Evans served as Vice President and General Counsel for Group Cable of Chicago, the Westinghouse-affiliated cable television properties which were sold in 1990.

  Joel Ginsparg has served as Senior Vice President of Technology and Operations of the Partnership since December 1995. Mr. Ginsparg served as Senior Vice President and General Manager of the Interactive Multimedia Group of Logica, Inc. from May 1991 through December 1995.

  Christopher Sophinos has served as President of TSAT since September 1997, and was previously Senior Vice President of TSAT from February 1996. Mr. Sophinos has served as the President of Boats Unlimited since November 1993 and as a director of Sophinos & Sons, Inc. since November 1993. Mr. Sophinos served as the President of Midwest CATV, a division of UNR Industries, Inc., from July 1987 to November 1993.

  Denny Wilkinson has served as Senior Vice President, Marketing and Programming of the Partnership since May 1995. Prior to joining the Partnership, Mr. Wilkinson served as Senior Vice President, Consumer Marketing at HBO from January 1992 through April 1995.

  John C. Malone has served as Chairman of the Board and a director of TSAT since December 1996. Dr. Malone has also served as Chief Executive Officer of TCI since January 1994, and as Chairman of the Board of TCI since November 1996. Dr. Malone served as President of TCI from January 1994 to March 1997, as Chief Executive Officer of TCIC from March 1992 to October 1994 and as President of TCIC from 1973 to October 1994. Dr. Malone has also served as Chairman of the Board and as a director of Tele-Communications International, Inc. since May 1995. Dr. Malone is also a director of TCI, TCIC, TCI Pacific Communications, Inc., BET Holdings, Inc. and The Bank of New York.

  Leo J. Hindery, Jr. has served as a director of TSAT since November 1997. Mr. Hindery has served as President and Chief Operating Officer of TCI, and as President and a director of TCIC, since March 1997. Prior to joining TCI, Mr. Hindery was the founder, Managing General Partner and Chief Executive Officer of InterMedia Partners and its affiliated entities since 1988.

  Gary S. Howard has served as Chief Executive Officer of TSAT since December 1996 and a director of TSAT since November 1996. From February 1995 through August 1997, Mr. Howard also served as President of TSAT. Since June 1997, Mr. Howard has also served as Chief Executive Officer, Chairman of the Board and a director of UVSG, a subsidiary of TCI, and since December 1997, he has served as President and Chief Executive Officer of TCI Ventures Group, LLC, a subsidiary of TCI. Mr. Howard served as President of UVSG from June 1997 to September 1997, Senior Vice President of TCIC from October 1994 to December 1996 and as Vice President of TCIC from December 1991 through October 1994.

  Joseph J. Collins has served as Chairman of the Board and Chief Executive Officer of Time Warner Cable, a division of TWE, since September 1989. From June 1988 until September 1989, Mr. Collins served as Chairman and Chief Executive Officer of American Television and Communications Corp. ("ATC"). Mr. Collins served as President of Home Box Office, Inc. from October 1984 until June 1988, prior to which he served as President of ATC from March 1982. From June 1972 to 1982, Mr. Collins served in a number of other management and senior management positions at ATC. Mr. Collins is a Co-Chairman of the Public Affairs Committee of the National Cable Television Association.

  Carl U.J. Rossetti has served as Senior Vice President--Corporate Development of Time Warner Cable, a division of TWE, since 1992.

  Robert J. Miron has served as the President of Advance/Newhouse Communications since April 1, 1995. Mr. Miron served as President of Newhouse Broadcasting from 1986 to April 1995, and prior to that time he held various positions with Newhouse Broadcasting and its affiliated companies. Mr. Miron also currently serves as the Chairman of the Board of the National Cable Television Association ("NCTA"). He was elected to the NCTA Board in 1983, served as an officer and member of the Executive Committee for several years, and is also a past Chairman of the Board of NCTA, serving in 1989. Mr. Miron also serves as a director of Newhouse Broadcasting, Advance Communications Corp., Discovery Communications, Inc., Viewer's Choice Networks, the Walter Kaitz Foundation, C-SPAN, Cable in the Classroom and CableLabs.

  Jeffrey T. DeLorme has served as the Executive Vice President of MediaOne, a subsidiary of US West, since November 1993. From January 1993 through November 1993, Mr. DeLorme served as Senior Vice President and General Manager of the Southeast Region of MediaOne.

  Jack A. Markell has served as Vice President of Comcast since April 1996. Mr. Markell served as Vice President, and subsequently as Senior Vice President, of Nextel Communications, Inc. from March 1989 until January 1996.

  Ajit M. Dalvi has served as Senior Vice President of Programming and Strategy for Cox since 1987. Mr. Dalvi joined Cox in February 1982, serving as Vice President of Marketing and Programming from 1985 to 1987, Vice President of Marketing Planning and Development from December 1984 to 1985, and Director of Marketing from February 1982 to December 1984.

  John F. Connelly has served as Chairman of the Board and Chief Executive Officer of GE Americom, a subsidiary of GE, since 1992. Prior to that time, Mr. Connelly held various positions with GE, including Manager--Finance, Communications and Services (from 1991 to 1992), Deputy Treasurer (from 1987 to 1991) and Manager--Corporate Finance and Funds Management (from 1985 to
1987).

  John W. Goddard has served as a director of TSAT since December 1996. Mr. Goddard served as President and Chief Executive Officer of the cable division of Viacom International, Inc. from 1980 until his retirement in July 1996. Mr. Goddard served as a director of StarSight Telecast, Inc. from May 1994 to May 1997.

  The directors of New PRIMESTAR will hold office until the next annual meeting of stockholders of New PRIMESTAR and until their successors are duly elected and qualified. The executive officers named above will be elected to serve in such capacities until the next annual meeting of the New PRIMESTAR Board, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of the directors.

BOARD COMPOSITION

  The New PRIMESTAR Charter and the New PRIMESTAR Bylaws provide that, subject to any rights of the holders of any series of New PRIMESTAR Preferred Stock outstanding at any time to elect additional directors to the New PRIMESTAR Board, the New PRIMESTAR Board will consist of eleven members, and will be comprised of Class B Directors, Class C Directors and Common Directors until the Class C Termination Date. The New PRIMESTAR Bylaws provide that, on and after the Class C Termination Date, the New PRIMESTAR Board will consist of not less than three members, the exact number of which will from time to time be determined by resolution of the New PRIMESTAR Board. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

  Of the eleven members of the New PRIMESTAR Board, initially, three Class B Directors will be elected by holders of the New PRIMESTAR Class B Common Stock and six Class C Directors will be elected by holders of the New PRIMESTAR Class C Common Stock, in each case voting as a separate class. Pursuant to the Stockholders Agreement, initially, of the six Class C Directors, three will be nominated by TWE (and TWE has agreed with Newhouse pursuant to the TWE/Newhouse Voting Agreement that of such three, one will be nominated by Newhouse) and one will be nominated by each of Cox, Comcast and MediaOne. The remaining two Common Directors will be nominated by a super-majority vote of the Class B Directors and Class C Directors, and elected by the holders of the New PRIMESTAR Voting Common Stock, voting together as a single class. The number of Class B Directors will decrease as the number of shares of New PRIMESTAR Class B Common Stock outstanding decreases, and the number of Class C Directors will decrease as the number of shares of New PRIMESTAR Class C Common Stock outstanding decreases, in each case in accordance with a schedule set forth in the New PRIMESTAR Charter. The special class rights of the holders of New PRIMESTAR
Class B Common Stock and the holders of New PRIMESTAR Class C Common Stock, each voting as a separate class, to elect the Class B Directors and Class C Directors, respectively, will automatically terminate on the Class C Termination Date, at which time the New PRIMESTAR Board will consist exclusively of Common Directors. At any time prior to the Class C Termination Date that the maximum number of Class B Directors or Class C Directors is decreased, the number of Common Directors will be correspondingly increased, so that the total number of directors constituting the entire New PRIMESTAR Board remains at eleven. On and after the Class C Termination Date, all members of the New PRIMESTAR Board will be elected by the holders of New PRIMESTAR Voting Common Stock, voting together as a single class. See "DESCRIPTION OF NEW PRIMESTAR CAPITAL STOCK--Common Stock--Board of Directors."

  At the Closing of the Restructuring Transaction, 100% of the issued and outstanding shares of New PRIMESTAR Class B Common Stock and approximately 36% of the issued and outstanding shares of New PRIMESTAR Class A Common Stock, will be owned by TSAT. Accordingly, TSAT will be entitled to elect the three initial Class B Directors. If the TSAT Merger is consummated, each outstanding share of TSAT Series B Common Stock on the TSAT Closing Date will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, each outstanding share of TSAT Series A Common Stock on such date will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock and the shares of New PRIMESTAR Common Stock then held by TSAT will be canceled.

COMMITTEES OF NEW PRIMESTAR'S BOARD

  The New PRIMESTAR Board will establish an Audit Committee and a Compensation Committee.

  The Audit Committee of the New PRIMESTAR Board will consist of only nonemployee directors. The Audit Committee will meet periodically with management and representatives of New PRIMESTAR's independent auditors. The Audit Committee will review the scope and approach of external audit activities and the results of such audits and will be responsible for making the annual recommendation to the New PRIMESTAR Board of the firm of independent accountants to be retained by New PRIMESTAR to perform the annual audit.

  The Compensation Committee of the New PRIMESTAR Board will consist of only nonemployee directors. The Compensation Committee will be responsible for recommending the salaries and compensation programs for executive officers to the New PRIMESTAR Board. This committee will also be responsible for administering New PRIMESTAR's stock incentive plan and certain other benefit programs. None of the members of the Compensation Committee will be entitled to participate in any of New PRIMESTAR's employee benefit plans administered by the Compensation Committee.

  In addition, the New PRIMESTAR Board, by the affirmative vote of, prior to the Class C Termination Date, all the members of the entire New PRIMESTAR Board, and on and after the Class C Termination Date, a simple majority of the New PRIMESTAR Board, may designate an executive committee of the New PRIMESTAR Board to manage and operate the affairs of New PRIMESTAR. Except as provided by applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws, such executive committee will exercise all powers and authority of the New PRIMESTAR Board in the management of the business and affairs of New PRIMESTAR; provided, however, that an executive committee will not have the authority to approve any matters which (pursuant to applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws) require a higher vote than a simple majority vote of the New PRIMESTAR Board, unless the resolution establishing an executive committee (or vesting such executive committee with such authority) states otherwise and such resolution is approved by such requisite higher vote. The Executive Committee will report to the New PRIMESTAR Board not less often than quarterly.

  Except as provided by applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws, the New PRIMESTAR Board, by resolution of a simple majority of its members, may from time to time establish certain other committees of the New PRIMESTAR Board, consisting of one or more directors of New PRIMESTAR. Except as provided by applicable law, the New PRIMESTAR Charter or the New PRIMESTAR

Bylaws, the New PRIMESTAR Board, by a simple majority vote of its members, will have the right from time to time to delegate to or to remove from any board committee the authority to approve any matters which would not otherwise require a higher vote than a simple majority vote of the New PRIMESTAR Board. Except as required by applicable law, the New PRIMESTAR Charter or the New PRIMESTAR Bylaws, for those matters that require a higher vote of the New PRIMESTAR Board than a simple majority vote, the New PRIMESTAR Board, by such requisite higher vote, will have the right from time to time to delegate to or to remove from any board committee the authority to approve any such matters requiring such requisite higher vote.

  The New PRIMESTAR Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the New PRIMESTAR Board to act at the meeting in place of any such absent or disqualified member. Each committee that may be established by the New PRIMESTAR Board may fix its own rules and procedures.

COMPENSATION OF DIRECTORS

  Members of the New PRIMESTAR Board who are also full-time employees of New PRIMESTAR or any of its subsidiaries will not receive any additional compensation for their services as directors. Directors who are not full-time employees of New PRIMESTAR or any of its subsidiaries will receive an annual retainer fee in an amount to be determined by the New PRIMESTAR Board prior to the TSAT Closing. All members of the New PRIMESTAR Board will also be reimbursed for expenses incurred to attend any meetings of the New PRIMESTAR Board or any committee thereof.

COMPENSATION OF EXECUTIVE OFFICERS

  New PRIMESTAR has not yet paid any compensation to its executive officers. Following the consummation of the Restructuring Transaction, the New PRIMESTAR Board will rely on its Compensation Committee, which will be composed of nonemployee directors, to recommend the form and amount of compensation to be paid to New PRIMESTAR's executive officers. It is anticipated that the Compensation Committee will generally adhere to compensation policies which reflect the belief that (i) New PRIMESTAR must attract and retain individuals of outstanding ability and motivate and reward such individuals for sustained performance and (ii) levels of compensation should generally be in line with that offered by comparable corporations. TSAT expects that, prior to the consummation of the Restructuring Transaction, the Partnership will engage a number of individuals (many of whom are currently employees of the Partnership, TSAT or another Distributor or affiliate thereof) to serve as officers of, or in other key positions with, New PRIMESTAR, effective at the Closing. In that connection, it is expected that the Partnership will enter into employment agreements or offer letters with some or all of such potential employees, setting forth the anticipated compensation, long-term incentives and other terms of employment with New PRIMESTAR, subject to the consummation of the Restructuring Transaction. It is expected that any such contracts or offer letters will be assumed by New PRIMESTAR, effective at the Closing.

                          SECURITY OWNERSHIP OF TSAT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table lists stockholders believed by TSAT to be the beneficial owners of more than five percent of the outstanding TSAT Common Stock as of September 30, 1997. Shares issuable upon exercise of options and upon vesting of restricted shares are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to beneficially own such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person. Voting power in the table is computed with respect to a general election of directors. The number of shares in the table of Dr. Malone includes interests in shares held by the trustee of the TCI ESPP. So far as is known to TSAT, the persons indicated below have sole voting and investment power with respect to the shares indicated as believed to be owned by them except as otherwise stated in the notes to the table, and except for the shares held by the trustee of the TCI ESPP for the benefit of Dr. Malone, which shares are voted at the discretion of the trustee.

                                      TITLE OF  NUMBER OF SHARES     PERCENT OF  VOTING
NAME AND ADDRESS OF BENEFICIAL OWNER   CLASS   BENEFICIALLY OWNED     CLASS(1)  POWER(1)
------------------------------------  -------- ------------------    ---------- --------
John C. Malone, Chairman of           Series A       806,061(4)(7)       1.4%     24.6%
 the Board
  5619 DTC Parkway                    Series B     3,439,958(5)(7)      40.6%
  Englewood, Colorado
The Estate of Bob Magness             Series A       352,432(2)(3)         *      21.8%
  5619 DTC Parkway                    Series B     3,078,586(2)(3)      36.4%
  Englewood, Colorado
The Associated Group, Inc.            Series A     1,247,997(8)          2.1%      5.8%
  200 Gateway Towers                  Series B       707,185(9)          8.4%
  Pittsburgh, Pennsylvania
Harris Associates L.P.                Series A     7,115,696(6)         12.2%      5.0%
  2 North LaSalle Street              Series B            --              --
  Chicago, Illinois
Kim Magness (individually and         Series A       231,533(2)(10)        *       5.0%
 as Personal                          Series B       686,421(2)(10)      8.1%
 Representative of the Estate
 of Betsy Magness)
  4000 E. Belleview
  Greenwood Village, Colorado
J. P. Morgan & Co.,                   Series A     5,236,825(8)          9.0%      3.7%
   Incorporated                       Series B            --              --
   60 Wall Street
   New York, New York
Snyder Capital Management             Series A     3,951,000(8)          6.8%      2.8%
 L.P.
  350 California Street               Series B            --              --
  San Francisco, California
Wellington Management                 Series A     3,220,516(8)          5.5%      2.3%
   Company, LLP                       Series B            --              --
   75 State Street
   Boston, Massachusetts

--------
*   Less than one percent.
 (1) Based on 58,237,114 shares of TSAT Series A Common Stock and 8,465,324 shares of TSAT Series B Common Stock outstanding as of September 30, 1997.
 (2) On September 30, 1997, the Co-Personal Representatives of the Estate of Bob Magness were Mr. Donne F. Fisher and Mr. Daniel L. Ritchie. Effective January 5, 1998, Messrs. Fisher and Ritchie resigned and Mr. Kim Magness and Mr. Gary Magness were appointed Co-Personal Representatives of the Estate of Bob Magness.

 (3) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 100,000 shares of TSAT Series A Common Stock; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to acquire 100,000 shares of TSAT Series A Common Stock. All options became fully vested upon the death of Bob Magness and, pursuant to the applicable TCI Plans, must be exercised within one year.
 (4) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 100,000 shares of TSAT Series A Common Stock, all of which options are fully vested and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to acquire 100,000 shares of TSAT Series A Common Stock, of which options to purchase 40,000 shares are currently exercisable. Also assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
 (5) Includes 117,300 shares of TSAT Series B Common Stock held by Dr. Malone's wife, Mrs. Leslie Malone, but Dr. Malone disclaims any beneficial ownership of such shares.
 (6) The number of shares in the table is based upon a Schedule 13G, dated June 9, 1997, filed by Harris Associates L.P., which Schedule 13G reflects that said Corporation has shared voting power over 7,115,696 shares, sole dispositive power over 2,270,795 shares and shared dispositive power over 4,844,901 shares of TSAT Series A Common Stock.
 (7) On July 31, 1997, Kearns-Tribune Corporation ("Kearns-Tribune") became a subsidiary of TCI. Pursuant to an agreement dated September 23, 1997, Dr. Malone exchanged 911,250 shares of his TSAT Series A Common Stock for 911,250 shares of TSAT Series B Common Stock, which prior to such exchange, had been held by Kearns-Tribune.
 (8) The number of shares in the table is based on information provided by the respective stockholders.
 (9) The number of shares in the table is based upon a Schedule 13D, dated December 12, 1996, filed by The Associated Group, which Schedule 13D reflects that said corporation has shared voting power and dispositive power over 707,185 shares of TSAT Series B Common Stock.
(10) Includes 210,533 shares of TSAT Series A Common Stock and 634,621 shares of TSAT Series B Common Stock held by the Estate of Betsy Magness. Mr. Magness is deemed to have beneficial ownership over such shares as Personal Representative of the Estate of Betsy Magness. Also assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money of stock options granted in November of 1994 to acquire 5,000 shares of TSAT Series A Common Stock, of which options to acquire 3,000 shares are currently exercisable.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table lists the number of shares of TSAT Common Stock believed to be owned beneficially by each director, each of the executive officers named in the Summary Compensation Table set forth in "MANAGEMENT OF TSAT-- Executive Compensation," and all directors and executive officers as a group as of September 30, 1997, according to data furnished by the persons named. Shares issuable upon exercise of options and upon vesting of restricted shares are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to beneficially own such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person. Voting power in the table is computed with respect to a general election of directors. The number of shares in the table is based on amounts which include interests of the named directors or executive officers or members of the group of directors and executive officers in shares held by the trustee of TSAT's Qualified Employee Stock Purchase Plan (the "TSAT ESPP"), shares held by the trustee of the TCI ESPP and shares held by the trustee of the United Artist Entertainment Employee Stock Ownership Plan for their respective accounts. So far as is known to TSAT, the persons indicated below have sole voting and investment power with respect to the shares indicated as believed to be owned by them except for the shares held by the trustee of the TCI ESPP for the benefit of such person, which shares are voted at the discretion of the trustee.

                           NUMBER OF SHARES
                          BENEFICIALLY OWNED                 PERCENT OF CLASS(1)
                          -------------------------       --------------------------
                            TSAT            TSAT            TSAT     TSAT    VOTING
          NAME            SERIES A        SERIES B        SERIES A SERIES B POWER(1)
          ----            ---------       ---------       -------- -------- --------
Directors:
 John C. Malone.........    806,061(2)(4) 3,439,958(3)      1.4%     40.6%    24.6%
 Gary S. Howard.........    828,755(5)          --          1.4%      --         *
 David P. Beddow........    414,525(6)          --            *       --         *
 William E. Johnson.....     51,900(7)           10           *         *        *
 John W. Goddard........     51,408(7)(8)     1,425(8)        *         *        *
Other Named Executive
 Officers:
 Christopher Sophinos...    152,310(9)          --            *       --         *
 Kenneth G. Carroll.....    154,713(10)         --            *       --         *
 Lloyd S. Riddle III....    156,147(10)         --            *       --         *
 William D. Myers.......    154,289(11)         --            *       --         *
All directors and
 executive officers as a
 group (nine persons)...  2,770,108(12)   3,441,393(3)(8)   4.6%     40.7%    25.6%

--------
*Less than one percent.
 (1) Based on 58,237,114 shares of TSAT Series A Common Stock and 8,465,324 shares of TSAT Series B Common Stock outstanding as of September 30, 1997. Computation of voting power includes shares of TSAT Common Stock held by the TSAT ESPP.
 (2) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 100,000 shares of TSAT Series A Common Stock, all of which options are fully vested; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to acquire 100,000 shares of TSAT Series A Common Stock, of which options to purchase 40,000 shares are currently exercisable. Also assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
 (3) Includes 117,300 shares of TSAT Series B Common Stock held by Dr. Malone's wife, Mrs. Leslie Malone, but Dr. Malone disclaims any beneficial ownership of such shares.
 (4) On July 31, 1997, Kearns-Tribune became a subsidiary of TCI. Pursuant to an agreement dated September 23, 1997, Dr. Malone exchanged 911,250 shares of his TSAT Series A Common Stock for 911,250 shares of TSAT Series B Common Stock, which prior to such exchange, had been held by Kearns-Tribune.
 (5) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 5,000 shares of TSAT Series A Common Stock, all of which options are fully vested; (ii) stock options in tandem with stock appreciation rights granted in October of 1993 to acquire 5,000 shares of TSAT

    Series A Common Stock, all of which options are fully vested; (iii) stock options in tandem with stock appreciation rights granted in November of 1994 to acquire 5,000 shares of TSAT Series A Common Stock, of which options to acquire 3,000 shares are currently exercisable; and (iv) stock options granted in tandem with stock appreciation rights in December of 1995 to purchase 15,000 shares of TSAT Series A Common Stock, of which options to acquire 6,000 shares are currently exercisable. Additionally assumes the exercise in full whether or not then exercisable or in-the-money, of stock options granted in December of 1996 to purchase 664,076 shares of TSAT Series A Common Stock, of which options to acquire 132,815 shares are currently exercisable and assumes the vesting in full of 126,500 restricted shares of TSAT Series A Common Stock, none of which are currently vested. Also includes 1,022 shares of TSAT Series A Common Stock held by trusts in which Mr. Howard is beneficial owner as trustee for his children.
 (6) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in October of 1993 to acquire 750 shares of TSAT Series A Common Stock, all of which options are fully vested; (ii) stock options granted in tandem with stock appreciation rights in November of 1994 to acquire 5,000 shares of TSAT Series A Common Stock, of which options to purchase 3,000 shares are currently exercisable; and (iii) stock options granted in tandem with stock appreciation rights in December of 1995 to purchase 25,000 shares of TSAT Series A Common Stock, of which options to purchase 10,000 shares are currently exercisable. Additionally assumes the exercise in full whether or not then exercisable or in-the-money of stock options granted in December of 1996 to purchase 332,038 shares of TSAT Series A Common Stock, of which options to acquire 66,407 shares are currently exercisable and assumes the vesting in full of 1,500 restricted shares of TSAT Series A Common Stock, none of which are currently vested. Also assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
 (7) Assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
 (8) Includes 478 shares of TSAT Series A Common Stock held by Mr. Goddard's wife, of which Mr. Goddard is beneficial owner, and 129 shares of TSAT Series B Common Stock held by a trust in which Mr. Goddard is beneficial owner as trustee.
 (9) Assumes the exercise in full, whether or not then exercisable or in-the-money, of stock options granted in tandem with stock appreciation rights in February of 1997 to purchase 100,000 shares of TSAT Series A Common Stock, none of which are currently exercisable and assumes the vesting in full of 50,000 restricted shares of TSAT Series A Common Stock, none of which are currently vested.
(10) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1994 to acquire 400 shares of TSAT Series A Common Stock, of which options to acquire 240 shares of TSAT Series A Common Stock are currently exercisable; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to purchase 1,750 shares of TSAT Series A Common Stock, of which options to purchase 700 shares of TSAT Series A Common Stock are currently exercisable. Additionally assumes the exercise in full, whether or not then exercisable or in-the-money, of stock options granted in tandem with stock appreciation rights in February of 1997 to purchase 100,000 shares of TSAT Series A Common Stock, none of which are currently exercisable and assumes the vesting in full of 50,000 restricted shares of TSAT Series A Common Stock, none of which are currently vested.
(11) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1994 to acquire 900 shares of TSAT Series A Common Stock, of which options to acquire 540 shares of TSAT Series A Common Stock are currently exercisable; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to purchase 1,000 shares of TSAT Series A Common Stock, of which options to purchase 400 shares are currently exercisable. Additionally assumes the exercise in full, whether or not then exercisable or in-the-money, of stock options granted in tandem with stock appreciation rights in February of 1997 to purchase 100,000 shares of TSAT Series A Common Stock, none of which are currently exercisable and assumes the vesting in full of 50,000 restricted shares of TSAT Series A Common Stock, none of which are currently vested.
(12) See notes (2), (4), (5), (6), (7), (8), (9), (10) and (11) above.

                      SECURITY OWNERSHIP OF NEW PRIMESTAR

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table lists stockholders that TSAT believes would have been the beneficial owners of more than five percent of the outstanding shares of New PRIMESTAR Class A Common Stock, New PRIMESTAR Class B Common Stock or New PRIMESTAR Class C Common Stock if (i) the Restructuring Transaction and (ii) the Restructuring Transaction and the TSAT Merger had been consummated on September 30, 1997. Shares issuable upon exercise of options and upon vesting of options are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to beneficially own such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person. Voting power in the table is computed with respect to a general election of Common Directors. The number of shares in the table of Dr. Malone includes interests in shares that would have been held by the trustee of the TCI ESPP for the benefit of Dr. Malone upon an assumed September 30, 1997 consummation of the Restructuring Transaction and the TSAT Merger. So far as is known to TSAT, the persons indicated below would have had sole voting and investment power with respect to the shares indicated as expected to be owned by them except as otherwise stated in the notes to the table, and except for the shares held by the trustee of the TCI ESPP for the benefit of Dr. Malone, which shares will be voted at the discretion of the trustee. References in the footnotes to the following table to shares of TSAT Common Stock assume the conversion in the TSAT Merger of all shares of TSAT Common Stock into an equal number of shares of the corresponding class of New PRIMESTAR Common Stock. References in such footnotes to outstanding TSAT Options and TSAT SARs assume the assumption by New PRIMESTAR of such TSAT Options and TSAT SARs and the adjustment thereof as provided above under "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan--Treatment of TSAT Options, Stock Appreciation Rights and Restricted Stock Awards."

                                                                           PRO FORMA FOR RESTRUCTURING TRANSACTION
                                   PRO FORMA FOR RESTRUCTURING TRANSACTION             AND TSAT MERGER
                                   --------------------------------------- ---------------------------------------
   NAME AND ADDRESS       TITLE OF  NUMBER OF SHARES    PERCENT    VOTING   NUMBER OF SHARES    PERCENT    VOTING
  OF BENEFICIAL OWNER      CLASS   BENEFICIALLY OWNED OF CLASS(1) POWER(2) BENEFICIALLY OWNED OF CLASS(3) POWER(2)
------------------------  -------- ------------------ ----------- -------- ------------------ ----------- --------
TCI Satellite             Class A      58,237,114         36.2%     37.2%              --          --        --
   Entertainment, Inc.    Class B       8,465,324          100%                        --          --
   8085 S. Chester,       Class C             --                                       --          --
   Suite 300
   Englewood, Colorado
TW Programming Co./New    Class A      56,995,304(4)      31.1%     32.0%   56,995,304(4)        32.5%      32.7%
   Vision Satellite       Class B             --            --                         --          --
   300 First Stamford     Class C       7,293,214(4)      52.9%              7,293,214(4)        52.9%
   Place
   Stamford, Connecticut
Comcast DBS, Inc.         Class A      17,401,612          9.5%      9.8%   17,401,612            9.9%      10.0%
   1500 Market Street     Class B             --            --                         --          --
   Philadelphia,          Class C       2,226,739         16.2%              2,226,739           16.2%
   Pennsylvania
MediaOne of Delaware,     Class A      17,031,181          9.3%      9.6%   17,031,181            9.7%       9.8%
   Inc.                   Class B             --            --                         --          --
   Pilot House            Class C       2,179,338         15.8%              2,179,338           15.8%
   1 Lewis Wharf
   Boston, Massachusetts
Cox Satellite, Inc.       Class A      16,312,656          8.9%      9.1%   16,312,656            9.3%       9.3%
   1400 Lake Hearn Drive  Class B             --            --                         --          --
   Atlanta, Georgia       Class C       2,087,395         15.1%              2,087,395           15.1%
GE Americom Services,     Class A       9,245,056          5.0%      2.3%    9,245,056            5.3%       2.3%
   Inc                    Class B             --            --                         --          --
   Four Research Way      Class C             --            --                         --          --
   Princeton, New Jersey
John C. Malone            Class A             --            --       --        806,061(7)(9)        *        8.8%
   5619 DTC Parkway       Class B             --            --               3,439,958(8)(9)     40.6%
   Englewood, Colorado    Class C             --            --                         --          --
The Estate of Bob         Class A             --            --       --        352,432(5)(6)        *        7.8%
   Magness                Class B             --            --               3,078,586(5)(6)     36.4%
   5619 DTC Parkway       Class C             --            --                         --          --
   Englewood, Colorado

                                           PRO FORMA FOR RESTRUCTURING       PRO FORMA FOR RESTRUCTURING
                                                   TRANSACTION               TRANSACTION AND TSAT MERGER
                                        --------------------------------- ---------------------------------------
                                         NUMBER OF                         NUMBER OF
                                           SHARES                            SHARES
      NAME AND ADDRESS         TITLE OF BENEFICIALLY   PERCENT    VOTING  BENEFICIALLY         PERCENT    VOTING
     OF BENEFICIAL OWNER        CLASS      OWNED     OF CLASS(1) POWER(2)    OWNED           OF CLASS(3) POWER(2)
------------------------------ -------- ------------ ----------- -------- ------------       ----------- --------
The Associated Group, Inc      Class A      --           --        --      1,247,997(10)          *        2.1%
  200 Gateway Towers           Class B      --           --                  707,185(11)        8.4%
  Pittsburgh, Pennsylvania     Class C      --           --
Kim Magness (individually and  Class A      --           --        --        231,533(5)(12)       *        1.8%
 as Personal Representative of Class B      --           --                  686,421(5)(12)     8.1%
 the Estate of Betsy  Magness) Class C      --           --                    --                --
  4000 E. Belleview
  Greenwood Village, Colorado

--------
 *  Less than one percent.
 (1) Based on 183,330,962, 8,465,324 and 13,786,687 shares of New PRIMESTAR
     Class A Common Stock, New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock, respectively. Such outstanding share amounts represent the assumed shares that would have been outstanding if the Restructuring Transaction had occurred on September 30, 1997.
 (2) Based on one vote per share for the shares of New PRIMESTAR Class A Common Stock and ten votes per share for the shares of New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock assumed to be outstanding if the Restructuring Transaction had occurred on September 30, 1997. See notes 1 and 3.
 (3) Based on 175,222,922, 8,465,324 and 13,786,687 shares of New PRIMESTAR
     Class A Common Stock, New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock, respectively. Such outstanding share amounts represent the assumed shares that would have been outstanding if the Restructuring Transaction and the TSAT Merger had both occurred on September 30, 1997.
 (4) TWE and Newhouse, the respective parent companies of TW Programming Co. and New Vision Satellite, entered into the TWE/Newhouse Voting Agreement, which has a term of ten years, whereby New Vision's shares will be voted at the direction of or by TWE.
 (5) On September 30, 1997, the Co-Personal Representatives of the Estate of Bob Magness were Mr. Donne F. Fisher and Mr. Daniel L. Ritchie. Effective January 5, 1998, Messrs. Fisher and Ritchie resigned and Mr. Kim Magness and Mr. Gary Magness were appointed Co-Personal Representatives of the Estate of Bob Magness.
 (6) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 100,000 shares of TSAT Series A Common Stock; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to acquire 100,000 shares of TSAT Series A Common Stock. All options became fully vested upon the death of Bob Magness and, pursuant to the applicable TCI Plans, must be exercised within one year.
 (7) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 100,000 shares of TSAT Series A Common Stock, all of which options are fully vested; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to acquire 100,000 shares of TSAT Series A Common Stock, of which options to purchase 40,000 shares are currently exercisable. Also assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
 (8) Includes 117,300 shares of TSAT Series B Common Stock held by Dr. Malone's wife, Mrs. Leslie Malone, but Dr. Malone disclaims any beneficial ownership of such shares.
 (9) On July 31, 1997, Kearns-Tribune became a subsidiary of TCI. Pursuant to an agreement dated September 23, 1997 Dr. Malone exchanged 911,250 shares of his TSAT Series A Common Stock for 911,250 shares of TSAT Series B Common Stock, which prior to such exchange, had been held by Kearns-Tribune.
(10) The number of shares in the table is based on information provided by the respective stockholders.
(11) The number of shares in the table is based upon a Schedule 13D, dated December 12, 1996, filed by The Associated Group, which Schedule 13D reflects that said corporation has shared voting power and dispositive power over 707,185 shares of TSAT Series B Common Stock.
(12) Includes 210,533 shares of TSAT Series A Common Stock and 634,621 shares of TSAT Series B Common Stock held by the Estate of Betsy Magness. Mr. Magness is deemed to have beneficial ownership over such shares as Personal Representative of the Estate of Betsy Magness. Also assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money of stock options granted in November of 1994 to acquire 5,000 shares of TSAT Series A Common Stock, of which options to acquire 3,000 shares are currently exercisable.

SECURITY OWNERSHIP OF MANAGEMENT

  If the Restructuring Transaction and the TSAT Merger had both been consummated as of September 30, 1997, the persons named in the following table, each of whom is currently a director or executive officer of TSAT, and is expected to become a director or executive officer of New PRIMESTAR on the Closing Date, would have had the beneficial ownership in New PRIMESTAR indicated in such table. Voting power in the table is computed with respect to a general election of Common Directors. Shares issuable upon exercise of options and upon vesting of restricted shares are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons believed to beneficially own such securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person. The number of shares in the table is based on amounts which include interests of the named directors or executive officers or members of the group of directors and executive officers in shares held by the respective trustee of the TSAT ESPP, the TCI ESPP and the United Artists Entertainment Employee Stock Ownership Plan for their respective accounts. So far as is known by TSAT, the persons indicated in the table will have sole voting and dispositive power with respect to the shares indicated as expected to be owned by them. New PRIMESTAR is currently considering whether officers and other key employees of New PRIMESTAR following the Closing Date will receive stock options, restricted stock awards and/or other equity-based incentives, either at the Closing Date or the TSAT Closing Date.

                                NUMBER OF SHARES
                               BENEFICIALLY OWNED                                PERCENT OF CLASS
                          ----------------------------------------- ------------------------------------------
                             NEW             NEW             NEW       NEW        NEW        NEW
                          PRIMESTAR       PRIMESTAR       PRIMESTAR PRIMESTAR  PRIMESTAR  PRIMESTAR   VOTING
          NAME             CLASS A         CLASS B         CLASS C  CLASS A(1) CLASS B(1) CLASS C(1)  POWER(2)
          ----            ---------       ---------       --------- ---------- ---------- ---------- ---------
Directors:
  John C. Malone........    806,061(3)(5) 3,439,958(4)(5)    --          *        40.6%      --         8.8%
  Leo J. Hindery, Jr. ..        --              --           --        --          --        --          --
  Gary S. Howard........    828,755(6)          --           --          *         --        --           *
  John W. Goddard.......     51,408(7)(8)     1,425(8)       --          *           *       --           *
Executive Officers:
  Kenneth G. Carroll....    154,713(9)          --           --          *         --        --           *
  Christopher Sophinos..    152,310(10)         --           --          *         --        --           *
All such directors and
 executive officers as a
 group (6 persons)......  1,993,247       3,441,383          --        1.1%       40.6%      --         9.1%

--------
*  Less than one percent.
(1) Based on 175,222,922, 8,465,324 and 13,786,687 shares of New PRIMESTAR
    Class A Common Stock, New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock, respectively. Such outstanding share amounts represent the assumed shares that would have been outstanding if the Restructuring Transaction and the TSAT Merger had both occurred on September 30, 1997.
(2) Based on one vote per share for the shares of New PRIMESTAR Class A Common Stock and ten votes per share for the shares of New PRIMESTAR Class B Common Stock and New PRIMESTAR Class C Common Stock assumed to be outstanding if the Restructuring Transaction had occurred on September 30, 1997. See note 1.
(3) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1992 to acquire 100,000 shares of TSAT Series A Common Stock, all of which options are fully vested; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to acquire 100,000 shares of TSAT Series A Common Stock, of which options to purchase 40,000 shares are currently exercisable. Also assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
(4) Includes 117,300 shares of TSAT Series B Common Stock held by Dr. Malone's wife, Mrs. Leslie Malone, but Dr. Malone disclaims any beneficial ownership of such shares.
(5) On July 31, 1997, Kearns-Tribune became a subsidiary of TCI. Pursuant to an agreement dated September 23, 1997 Dr. Malone exchanged 911,250 shares of his TSAT Series A Common Stock for 911,250 shares of TSAT Series B Common Stock, which prior to such exchange, had been held by Kearns-Tribune.
(6) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money, in respect of the following: (i) stock options granted in tandem with stock appreciation rights in

   November of 1992 to acquire 5,000 shares of TSAT Series A Common Stock, all of which options are fully vested; (ii) stock options in tandem with stock appreciation rights granted in October of 1993 to acquire 5,000 shares of TSAT Series A Common Stock, all of which options are fully vested; (iii) stock options in tandem with stock appreciation rights granted in November of 1994 to acquire 5,000 shares of TSAT Series A Common Stock of which options to acquire 3,000 shares are currently exercisable; and (iv) stock options granted in tandem with stock appreciation rights in December of 1995 to purchase 15,000 shares of TSAT Series A Common Stock, of which options to acquire 6,000 shares are currently exercisable. Additionally, assumes the exercise in full whether or not then exercisable of in-the-money, of stock options granted in December of 1996 to purchase 664,076 shares of TSAT Series A Common Stock, of which options to acquire 132,815 shares are currently exercisable and assumes the vesting in full of 126,500 restricted shares of TSAT Series A Common Stock, none of which are currently vested. Also includes 1,022 shares of TSAT Series A Common Stock held by trusts in which Mr. Howard is beneficial owner as trustee for his children.
(7) Assumes the exercise in full of TSAT Options to purchase 50,000 shares of TSAT Series A Common Stock granted pursuant to the TSAT Nonemployee Director Plan effective February 3, 1997, none of which options are vested.
(8) Includes 478 shares of New PRIMESTAR Class A Common Stock held by Mr. Goddard's wife, of which Mr. Goddard is beneficial owner, and 129 shares of New PRIMESTAR Class B Common Stock held by a trust in which Mr. Goddard is beneficial owner as trustee.
(9) Assumes the exercise in full of all Add-On TSAT Options and Add-On TSAT SARs, whether or not then exercisable or in-the-money,in respect of the following: (i) stock options granted in tandem with stock appreciation rights in November of 1994 to acquire 400 shares of TSAT Series A Common Stock, of which options to acquire 240 shares of TSAT Series A Common Stock are currently exercisable; and (ii) stock options granted in tandem with stock appreciation rights in December of 1995 to purchase 1,750 shares of TSAT Series A Common Stock, of which options to purchase 700 shares of TSAT Series A Common Stock are currently exercisable. Additionally assumes the exercise in full, whether or not then exercisable or in-the-money, of stock options granted in tandem with stock appreciation rights in February of 1997 to purchase 100,000 shares of TSAT Series A Common Stock, none of which are currently exercisable and assumes the vesting in full of 50,000 restricted shares of TSAT Series A Common Stock, none of which are currently vested.
(10) Assumes the exercise in full, whether or not then exercisable or in-the-money, or stock options granted in tandem with stock appreciation rights in February of 1997 to purchase 100,000 shares of TSAT Series A Common Stock, none of which are currently exercisable and assumes the vesting in full of 50,000 restricted shares of TSAT Series A Common Stock, none of which are currently vested.

                  DESCRIPTION OF CERTAIN INDEBTEDNESS OF TSAT

  Set forth below is a summary of the material elements of certain indebtedness to which TSAT is subject. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable agreements filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

BANK CREDIT FACILITY

  On December 31, 1996, TSAT entered into the Bank Credit Facility with The Bank of Nova Scotia, as administrative agent, NationsBank of Texas, N.A., as syndication agent, Credit Lyonnais New York Branch, as documentation agent, and the lenders named therein, with respect to a senior secured reducing revolving credit facility. The Bank Credit Facility, which is guaranteed by all direct and indirect subsidiaries of TSAT except Tempo, initially provided for maximum commitments of up to $350 million and, as a result of the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, the maximum commitments increased to $750 million, subject to TSAT's compliance with operating and financial covenants and other customary conditions. At September 30, 1997, $720 million of such maximum commitments were unused and the remaining $30 million in commitments were used to support an aggregate $30 million of standby letters of credit issued for the account of TSAT. Commencing March 31, 2001, aggregate commitments will be reduced quarterly in accordance with a schedule, until final maturity at June 30, 2005. TSAT's initial borrowings under the Bank Credit Facility were used to repay in full the principal amount of and accrued interest on the TSAT Note and to fund financing costs associated with arrangement of the facility. As of September 30, 1997, there were no outstanding borrowings under the Bank Credit Facility.

  TSAT anticipates that it will be required to refinance and/or amend the Bank Credit Facility prior to the consummation of the Restructuring Transaction, given that (i) certain terms and conditions thereof (as described below) would be violated upon consummation of the Restructuring Transaction and (ii) it is a provision of the Restructuring Transaction that New PRIMESTAR assume all indebtedness of TSAT under the Bank Credit Facility. No assurance can be given that any such refinancing and/or amendment will be completed on terms acceptable to TSAT.

  At the option of TSAT, borrowings under the Bank Credit Facility bear interest at a rate per annum equal to (i) the London interbank offered rate (LIBOR), (ii) the CD Rate, which is the rate per annum equal to the average of the bid rates for certificates of deposit of the administrative agent (and two reference banks) plus statutory reserves and FDIC assessments, or (iii) the Base Rate, which is the higher of (a) the administrative agent's established base rate and (b) the Federal Funds effective rate plus 1/2%, plus in each case an Applicable Margin (as defined in the Bank Credit Facility). In addition, TSAT must pay a commitment fee equal to 0.250% on unavailable commitments and 0.375% on the average daily unused portion of the available commitments, payable quarterly in arrears and at maturity. Such commitment fees aggregated $1,749,000 during the nine months ended September 30, 1997.

  Borrowings under the Bank Credit Facility are guaranteed by all restricted subsidiaries of TSAT (defined under the Bank Credit Facility to mean each domestic subsidiary of TSAT (other than Tempo, unless Tempo becomes a restricted subsidiary under any subordinated or senior subordinated indebtedness of TSAT) of which TSAT owns directly or indirectly at least 80% of the outstanding capital stock), and secured by collateral assignments or other security interests in (i) all material contracts to which TSAT and the restricted subsidiaries are parties, (ii) all equipment and other tangible assets of TSAT (including, without limitation, satellite dishes and related reception and decoding equipment), (iii) all receivables of TSAT and (iv) all intellectual property and other general intangible assets of TSAT. In addition, borrowings under the Bank Credit Facility will be secured by security interests in all capital stock of each of TSAT's restricted subsidiaries, upon the Partnership's consent with respect thereto. Further, if a restricted subsidiary increases its assets by $5 million or all restricted subsidiaries increase their assets in the aggregate by $10 million, such restricted subsidiaries are required to pledge all their assets to the banks.

  The Bank Credit Facility contains affirmative covenants regarding minimum subscribers, revenue per subscriber and debt service coverage, as well as negative covenants that restrict TSAT and its restricted subsidiaries from, among other things, (i) incurring indebtedness, (ii) creating liens and other encumbrances, (iii) entering into merger or consolidation transactions, (iv) entering into transactions with affiliates, (v) making investments, (vi) making capital expenditures, (vii) paying dividends and other distributions,
(viii) redeeming stock, (ix) redeeming or purchasing subordinated debt (except under limited circumstances), (x) paying interest on or principal of subordinated debt (including the Notes and the Exchange Notes (as defined under "--Notes--Registration Rights")) during the continuation of (A) an event of default under the Bank Credit Facility or (B) a default under the Bank Credit Facility of which management of TSAT has actual or constructive notice,
(xi) entering into sale and leaseback transactions and (xii) engaging in non-designated activities.

  The Bank Credit Facility contains customary events of default, including but not limited to, (i) nonpayment of principal or interest, (ii) violation of covenants, (iii) material breach of representations and warranties, (iv) failure of security, (v) cross-default to any debt in excess of $15 million under any other agreement governing indebtedness of TSAT, any of its subsidiaries or the Partnership, (vi) material judgments, (vii) certain defaults under the Employee Retirement Income Security Act of 1974 ("ERISA"),
(viii) bankruptcy, insolvency or a material adverse change of TSAT, any of its subsidiaries or the Partnership, and (ix) a Change of Control (as defined therein). The Bank Credit Facility also contains provisions for mandatory prepayments and commitment reductions in the event of certain asset sales. The Bank Credit Facility defines "Change in Control" as (i) the acquisition by any person, or two or more persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 25% or more of the outstanding shares of voting stock of TSAT, provided, however, that the acquisition of 25% or more of the outstanding shares of voting stock of TSAT by John C. Malone, the legal heirs of Bob Magness, the Partnership so long as the partners thereof were partners as of the closing date thereunder, and/or one or more of the partners on the closing date of the Partnership shall not constitute a Change in Control, (ii) the event of both Gary S. Howard and John
C. Malone ceasing to be directors or ceasing to hold the same or similar offices with TSAT as they did on the closing date, or (iii) the event that, during any consecutive two-year period, individuals who at the beginning of such period constituted the TSAT Board (together with any new directors whose election by the TSAT Board or whose nomination for election by the stockholders of TSAT was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the TSAT Board then in office.

  The Bank Credit Facility was syndicated in the bank market in June 1997.

  During the first quarter of 1997, two letters of credit with an aggregate drawable amount of $30,000,000 were issued for the account of TSAT pursuant to the Bank Credit Facility, consisting of a $5,000,000 letter of credit issued in connection with the PRIMESTAR Credit Facility and a $25,000,000 letter of credit issued in connection with the GE-2 Agreement. Upon consummation of the Restructuring Transaction, New PRIMESTAR will assume such letters of credit and will assume, by novation, the Bank Credit Facility, as refinanced and/or amended.

NOTES

  General. In February 1997, TSAT issued $200 million aggregate principal amount of 10 7/8% Senior Subordinated Notes and $275 million aggregate principal amount at maturity of 12 1/4% Senior Subordinated Discount Notes, which generated net proceeds of approximately $340,500,000, after deducting offering expenses. The Notes were issued under the Indentures between TSAT and The Bank of New York, as trustee. The net proceeds from the issuance of the Notes were initially held in escrow and were subsequently released to TSAT on March 17, 1997, in connection with the determination that GE-2 was commercially operational. TSAT initially used $244,404,000 of such net proceeds to repay amounts outstanding under the Bank Credit Facility.

  Upon consummation of the Restructuring Transaction, New PRIMESTAR will assume all obligations of TSAT under the Notes and the Indentures by entering into supplemental indentures in respect thereof.

  Interest and Maturity. Cash interest on the Senior Subordinated Notes accrues at a rate of 10 7/8% per annum and is payable semi-annually in arrears each February 15 and August 15, commencing August 15, 1997. Cash interest will not accrue or be payable on the Senior Subordinated Discount Notes prior to February 15, 2002. Thereafter, cash interest on the Senior Subordinated Discount Notes will accrue at a rate of 12 1/4% per annum and will be payable semi-annually in arrears on each February 15 and August 15, commencing August 15, 2002; provided, however, that at any time prior to February 15, 2002, TSAT may make a Cash Interest Election (as defined in the applicable Indenture) on any interest payment date to commence the accrual of cash interest from and after the Cash Interest Election Date (as defined in the applicable Indenture), in which case the outstanding principal amount at maturity of each Senior Subordinated Discount Note will on such interest payment date be reduced to the Accreted Value (as defined in the applicable Indenture) of such Senior Subordinated Discount Note as of such interest payment date, and cash interest (accruing at a rate of 12 1/4% per annum from the Cash Interest Election Date) shall be payable with respect to such Senior Subordinated Discount Note on each interest payment date thereafter. The Notes mature February 15, 2007.

  Redemption. The Indentures provide that the Notes will be redeemable at the option of TSAT, in whole or in part, at any time on or after February 15, 2002 at the redemption prices set forth in the Indentures, plus accrued and unpaid interest thereon, if any, to the date of redemption. In addition, prior to February 15, 2000, TSAT, other than in any circumstance resulting in a Change of Control (as defined in the Indentures), may redeem up to 35% of the originally issued principal amount of Senior Subordinated Notes at a redemption price equal to 110.875% of the principal amount of the Senior Subordinated Notes so redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date and may redeem up to 35% of the originally issued principal amount at maturity of Senior Subordinated Discount Notes at a redemption price equal to 112.250% of the Accreted Value at the redemption date of the Senior Subordinated Discount Notes so redeemed (or, if a Cash Interest Election has been made, 112.250% of the principal amount at maturity of the Senior Subordinated Discount Notes so redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption), in each case with the net cash proceeds of certain specified equity transactions resulting in gross cash proceeds to TSAT of at least $100.0 million in the aggregate; provided, however, that at least 65% of the originally issued principal amount of Senior Subordinated Notes and 65% of the originally issued principal amount at maturity of Senior Subordinated Discount Notes would remain outstanding immediately after giving effect to such redemption.

  Offer to Purchase upon Change of Control. The Indentures provide that following the occurrence of a Change of Control, TSAT will be required to make an offer to purchase all outstanding Notes of each tranche at a purchase price in cash equal to (x) with respect to the Senior Subordinated Notes, 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase and (y) with respect to the Senior Subordinated Discount Notes, 101% of the Accreted Value on the date of purchase (unless the date of purchase is on or after the earlier to occur of February 15, 2002 and the Cash Interest Election Date, in which case such purchase price shall be equal to 101% of the aggregate principal amount at maturity thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase).

  Certain Covenants. The Indentures contain certain restrictive covenants that, among other things, limit the ability of TSAT and its Restricted Subsidiaries (as defined in the Indentures) to incur additional indebtedness, create certain liens, make certain restricted payments, permit dividend and other payment restrictions to apply to such Restricted Subsidiaries, enter into certain transactions with affiliates and certain other related persons or consummate certain merger, consolidation or similar transactions. These covenants are subject to a number of significant exceptions and qualifications.

  Registration Rights. In connection with the offering of the Notes, TSAT entered into registration rights agreements (the "Notes Registration Rights Agreements"), pursuant to which, among other things, TSAT agreed to file with the SEC on or before the Filing Date (generally defined as the 45th day after February 20, 1997), an offer to exchange (the "Exchange Offer") the Notes for a like aggregate principal amount of senior subordinated debt securities of TSAT, which would be entitled to substantially the identical benefits of the applicable

Indenture, and which would be substantially identical to the Notes (the "Exchange Notes"), except that (x) the Exchange Notes would be registered under the Securities Act and, therefore, would not bear any legends restricting the transfer thereof, and (y) holders of Exchange Notes would not be entitled to certain rights of holders of Notes under the Notes Registration Rights Agreements. Copies of the Notes Registration Rights Agreements have been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  Pursuant to the Notes Registration Rights Agreements, TSAT agreed to commence the Exchange Offer pursuant to an effective registration statement for each tranche of the Notes or cause each tranche of the Notes to be registered under the Securities Act on or prior to the Effectiveness Date (generally defined as the 135th day after February 20, 1997), to keep the Exchange Offer open for 20 business days (the last day of such period, the "Expiration Date") and exchange Exchange Notes for all Notes validly tendered and not withdrawn pursuant to the Exchange Offer on or prior to the fifth day following the Expiration Date. The Notes Registration Rights Agreements provide that if any such registration statement is not filed, declared effective or the Exchange Offer is not consummated, in each case within the time limits required, then TSAT is required to pay additional interest (in addition to the interest otherwise due on the Notes) to each holder of Senior Subordinated Notes or Senior Subordinated Discount Notes, as the case may be, during the first 90-day period immediately following the occurrence of each such default in an amount equal to $0.05 per week per $1,000 principal amount of Senior Subordinated Notes or $0.05 per week per $1,000 of Accreted Value of Senior Subordinated Discount Notes, as the case may be, increasing by an additional $0.05 per week per $1,000 principal amount of Senior Subordinated Notes or $0.05 per week per $1,000 of Accreted Value of Senior Subordinated Discount Notes, as the case may be, for each subsequent 90-day period until such default is cured, up to a maximum amount of additional interest of $0.50 per week per $1,000 principal amount of Senior Subordinated Notes or $0.50 per week per $1,000 of Accreted Value of Senior Subordinated Discount Notes, as the case may be. Such additional interest will cease accruing on the Notes when the default has been cured.

  Although TSAT filed a registration statement in connection with the Exchange Offer with the SEC on April 11, 1997, such registration statement has not been declared effective, and accordingly, the Exchange Offer has not been commenced. As a result, effective July 5, 1997, TSAT began to incur additional interest on the Notes, in accordance with the Notes Registration Rights Agreements. During the 90-day periods ended October 3, 1997 and January 3, 1998, TSAT incurred approximately $252,000 and $476,000, respectively, of additional interest (in addition to the interest otherwise due on the Notes), and will continue to incur additional interest for each subsequent 90-day period, in accordance with the Notes Registration Rights Agreements. TSAT currently expects that, due to the pendency of the Restructuring Transaction, it may not be able to comply with the registration requirements under the Notes, and accordingly, additional interest may continue to accrue until the second quarter of 1998.

                 PROPOSAL TO APPROVE THE TSAT 1997 NONEMPLOYEE
                          DIRECTOR STOCK OPTION PLAN

GENERAL

  The TSAT Board believes that TSAT's ability to attract and retain capable persons as independent directors will be enhanced if it can provide its nonemployee directors with stock options and that TSAT will benefit from encouraging a sense of proprietorship of such persons and stimulating the active interest of such persons in the development and financial success of TSAT. Accordingly, on February 3, 1997, the TSAT Board adopted the TSAT Nonemployee Director Plan and directed that the proposal to approve and adopt the TSAT Nonemployee Director Plan and to approve all grants thereunder be submitted to a vote of the stockholders of TSAT. The TSAT Nonemployee Director Plan and existing automatic grants thereunder are subject to, and will become effective upon approval of, the TSAT Nonemployee Director Plan Proposal by the requisite vote of the stockholders at the Meeting. The following description of the TSAT Nonemployee Director Plan is subject to, and qualified in its entirety by reference to, the complete text of the TSAT Nonemployee Director Plan, a copy of which is attached hereto as Appendix J.

DESCRIPTION OF THE TSAT NONEMPLOYEE DIRECTOR PLAN

  The TSAT Nonemployee Director Plan provides for grants to be made of TSAT Options to purchase a maximum of 500,000 shares of TSAT Series A Common Stock. Shares that are subject to TSAT Options that expire or terminate for any reason without having been exercised will return to the pool of such shares available under the TSAT Nonemployee Director Plan.

  Under the TSAT Nonemployee Director Plan, each of the individuals who were directors of TSAT but not employees of TSAT or any subsidiary of TSAT (any such director, a "Nonemployee Director") as of the date the TSAT Nonemployee Director Plan was approved by the TSAT Board (the "Plan Effective Date") has been granted, subject to stockholder approval of the TSAT Nonemployee Director Plan Proposal, a TSAT Option to purchase 50,000 shares of TSAT Series A Common Stock. The TSAT Nonemployee Director Plan provides that each individual who becomes a Nonemployee Director after the Plan Effective Date automatically be granted a TSAT Option to purchase 50,000 shares of TSAT Series A Common Stock on the date such person first becomes a Nonemployee Director, if the number of shares then subject to future grant under the TSAT Nonemployee Director Plan is sufficient to make all automatic grants required to be made pursuant to the TSAT Nonemployee Director Plan on such date of grant. As used in this "PROPOSAL TO APPROVE THE TSAT 1997 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN" section, the term "subsidiary of TSAT" means any present or future subsidiary (as defined in Section 424(f) of the Code) of TSAT, or any business entity in which TSAT owns, directly or indirectly, 50% or more of the voting, capital or profits interests. An entity shall be deemed a subsidiary of TSAT for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. TSAT Options granted pursuant to the TSAT Nonemployee Director Plan will be nonqualified stock options which do not qualify under Section 422 of the Code.

  The TSAT Nonemployee Director Plan provides that the per share exercise price of each TSAT Option will be equal to the fair market value of the TSAT Series A Common Stock on the date the TSAT Option is granted. In general, fair market value is determined by reference to the last sale price for shares of the TSAT Series A Common Stock as reported on the NASDAQ/NM on the date of the grant. Such last sale price on the Plan Effective Date was $8.00 per share and the exercise price of the TSAT Options granted on that date, subject to stockholder approval of the TSAT Nonemployee Director Plan Proposal, is $8.00 per share.

  The TSAT Nonemployee Director Plan provides that TSAT Options granted thereunder will become exercisable in equal annual installments over a five-year period commencing on the first anniversary of the date of the grant. However, on November 10, 1997, the TSAT Board and the Compensation Committee of the TSAT Board approved modifications to the vesting provisions of all TSAT Options granted pursuant to the TSAT Nonemployee DIrector Plan, accelerating the vesting schedules under such options from five to three years, subject to consummation of the Restructuring Transaction. Accordingly, if the Roll-up Proposal is approved and the Restructuring Transaction is consummated, such TSAT Options will vest in three equal annual installments, commencing February 1998. If the Restructuring Transaction is not consummated, such options will continue to vest in five equal annual installments, commencing February 1998. The method of payment of the exercise price of a TSAT Option may consist of (a) cash, (b) check, (c) promissory note, (d) whole shares of TSAT Series A Common Stock or TSAT Series B Common Stock already owned by the optionee, (e) the withholding of shares of TSAT Series A Common Stock otherwise issuable upon such exercise of the TSAT Option, (f) the delivery, together with a properly executed exercise notice, of irrevocable instructions to a broker to deliver promptly to TSAT the amount of sale or loan proceeds required to pay the purchase price, (g) any combination of the foregoing methods of payment, or such other consideration and method of payment as may be permitted for the issuance of shares under the DGCL. The permitted method(s) of payment of the amounts payable upon exercise of a TSAT Option, if other than in cash, shall be set forth in the applicable agreement and may be subject to conditions set by the TSAT Board. Without limiting the generality of the foregoing, if an optionee is permitted to elect to have shares of TSAT Series A Common Stock issuable upon exercise of a TSAT Option withheld to pay all or part of the amounts payable in connection with such exercise, then the TSAT Board shall have the sole discretion to approve or disapprove the election after the election is made.

  Each TSAT Option granted pursuant to the TSAT Nonemployee Director Plan will terminate upon the earliest to occur of the following: (a) the day that immediately precedes the tenth anniversary of the date the TSAT Option was granted; (b) the first business day following the expiration of the one-year period which begins on the date the optionee ceases to be a director of TSAT for any reason other than voluntary termination of director status; or (c) the first business day following the expiration of the three-month period which begins on the date the optionee voluntarily terminates his director status.

  If an optionee ceases to serve as a director of TSAT for any reason other than voluntary termination of director status, the vesting and exercisability of each unmatured outstanding TSAT Option held by such optionee shall be accelerated. Upon the occurrence of a Change in Control (as defined below), the vesting and exercisability of all unmatured outstanding TSAT Options will be accelerated effective as of such Change in Control. A "Change in Control" means the occurrence of any of the following events: (a) after the Plan Effective Date, any person (as such term is defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), corporation or other entity (other than TSAT, any subsidiary, any employee benefit plan sponsored by TSAT or any subsidiary, or any Controlling Person) shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of TSAT representing 20% or more of the combined voting power of the then outstanding securities of TSAT ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors (calculated as provided in Rule 13d-3(d) under the Exchange Act in the case of rights to acquire TSAT's securities); (b) TSAT is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the TSAT Board in office immediately prior to such transaction or event constitute less than a majority of the TSAT Board thereafter; or (c) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire TSAT Board cease for any reason to constitute a majority thereof unless the election, or the nomination for election, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period. For purposes of this definition, "Controlling Person" means each of (a) the Chairman of the Board, the President and each of the directors of TSAT as of the Plan Effective Date, (b) John C. Malone, (c) the respective family members, estates and heirs of each of the persons referred to in clauses (a) and (b) above, and of Bob Magness, and any trust or other investment vehicle for the primary benefit of the persons referred to in clauses (a) and (b) above, and of Bob Magness, or their respective family members or heirs and (d) Kearns-Tribune, a Delaware corporation. As used with respect to any person, the term "family member" means the spouse, siblings and lineal descendants of such person. Consummation of the TSAT Merger will constitute a Change of Control (as defined in the TSAT Nonemployee Director Plan) and, accordingly, will result in the immediate vesting and exercisability of all TSAT Options granted under the TSAT Nonemployee Director Plan. The TSAT Merger Agreement provides that at the TSAT Effective Time, New PRIMESTAR will assume all obligations of TSAT under the TSAT Nonemployee Director Plan and all TSAT Options granted thereunder. See "THE ROLL-UP PLAN--Interests of Certain Persons in the Roll-up Plan--Treatment of TSAT Options, Stock Appreciation Rights and Restricted Stock Awards."

  If TSAT subdivides its outstanding shares of TSAT Series A Common Stock into a greater number of shares of TSAT Series A Common Stock (by stock dividend, stock split, reclassification or otherwise), or combines its outstanding shares of TSAT Series A Common Stock into a smaller number of shares of TSAT Series A Common Stock (by reverse stock split, reclassification or otherwise), or if the TSAT Board determines that any stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, merger, consolidation, exchange of shares, warrants or rights offering to purchase TSAT Series A Common Stock, or other similar corporate event affects the TSAT Series A Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under the TSAT Nonemployee Director Plan, then the TSAT Board shall, in its sole discretion and in such manner as it may deem equitable and appropriate, make such adjustments to any or all of (a) the number and kind of shares reserved under the TSAT Nonemployee Director Plan,
(b) the number and kind of shares subject to any outstanding TSAT Options, and
(c) the exercise price with respect to any outstanding TSAT Options, provided, however, that the number of shares subject to any TSAT Option shall always be a whole number. The TSAT Board may, if deemed appropriate, provide for a cash payment to any optionee in connection with any such adjustment. In the event of a corporate merger, consolidation, acquisition of property or stock, reorganization, liquidation or similar transaction, the TSAT Board shall be authorized to issue or assume stock options by means of substitution of new options for previously issued options or an assumption of previously issued options, or to make provision for the acceleration of the exercisability of, or lapse of restrictions with respect to, the termination of unexercised options in connection with such transaction.

  The obligations of TSAT with respect to TSAT Options granted under the TSAT Nonemployee Director Plan are subject to all applicable laws.

  All grants of TSAT Options under the TSAT Nonemployee Director Plan will be automatic and will not be subject to the discretion of any person. The TSAT Nonemployee Director Plan will be administered by the TSAT Board, who will receive no additional compensation for such service. Members of the TSAT Board who are eligible for TSAT Options may vote on matters affecting administration of the TSAT Nonemployee Director Plan.

  The TSAT Board may amend, alter or discontinue the TSAT Nonemployee Director Plan, except that (a) no amendment or alteration that would impair the rights of any optionee under any TSAT Option that he has been granted shall be made without his consent, (b) no amendment or alteration shall be effective prior to approval by TSAT's stockholders to the extent such approval is then required pursuant to Rule 16b-3 (or any successor provision) under the Exchange Act in order to preserve the applicability of any exemption provided by such Rule to any TSAT Option then outstanding (unless the holder of such TSAT Option consents) or to the extent stockholder approval is otherwise required by applicable legal requirements, and (c) the TSAT Nonemployee Director Plan shall not be amended more than once every six months to the extent such limitation is required by Rule 16b-3(c)(2)(ii) (or any successor provision) under the Exchange Act as then in effect.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary generally describes the principal federal (but not state and local) income tax consequences of the TSAT Nonemployee Director Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular optionee or TSAT. The provisions of the Code and the regulations thereunder relating to these matters are complex and their impact in any one case may depend upon the particular circumstances.

  In general, the grant of a TSAT Option will not result in taxable income to the optionee or a deduction to TSAT for federal income tax purposes. Upon exercise of a TSAT Option, TSAT will be entitled, for federal income tax purposes, to a tax deduction and the optionee will recognize ordinary income. The amount of such deduction and income generally will equal the amount by which the fair market value of the shares acquired on the date the TSAT Option is exercised exceeds the TSAT Option exercise price of the shares if the shares received on exercise are transferable and not subject to a substantial risk of forfeiture at such time. In general, the shares received on exercise of a TSAT Option will be transferable and will not be subject to a substantial risk of forfeiture.

  If a TSAT Option is exercised through the delivery of shares previously owned by the optionee, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise.

  Any difference between the basis of the shares acquired through the exercise of a TSAT Option (the TSAT Option exercise price plus the ordinary income recognized) and the amount realized upon a subsequent sale of such shares will be treated as a short-term or long-term capital gain or loss, depending on the length of the period such shares are held prior to sale. Currently, long-term capital gains are taxed to an individual at a maximum rate of 20% (subject to an 18-month holding period) as opposed to a maximum rate of 39.6% for ordinary income.

VOTE REQUIRED FOR APPROVAL; RECOMMENDATION OF THE TSAT BOARD

  The affirmative vote of a majority of the combined voting power of the outstanding shares of TSAT Series A Common Stock and TSAT Series B Common Stock present and entitled to vote at the Meeting, voting together as a single class, is required for approval of the TSAT Nonemployee Director Plan Proposal. Abstentions by holders of TSAT Common Stock will have the same effect as a vote against the TSAT Nonemployee Director Plan Proposal, while broker non-votes by holders of TSAT Common Stock will not affect the approval of the TSAT Nonemployee Director Plan Proposal. Approval of the TSAT Nonemployee Director Plan Proposal is required as a condition to the effectiveness of the TSAT Nonemployee Director Plan and existing automatic grants thereunder. The TSAT Board believes that such approval is in the best interests of TSAT and its stockholders because it will, among other things, assist TSAT in retaining its independent directors prior to the consummation of the TSAT Merger. The TSAT Board unanimously recommends that TSAT's stockholders vote FOR the approval of the TSAT Nonemployee Director Plan Proposal.

                                 LEGAL MATTERS

  The validity of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock to be issued to stockholders of TSAT in connection with the TSAT Merger will be passed upon for New PRIMESTAR by Baker & Botts, L.L.P. Baker & Botts, L.L.P. has delivered an opinion to TSAT as to certain tax matters relating to the Restructuring Transaction and the TSAT Merger.

                                    EXPERTS

  The balance sheets of TCI Satellite Entertainment, Inc. (as defined in note 1 of the financial statements) as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, have been included in this Proxy Statement/Prospectus in reliance upon the report, dated March 25, 1997, of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The combined financial statements of Time Warner Satellite Services Group as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

  The financial statements of Cox Communications, Inc. Direct Broadcast Satellite Business as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein, which contains explanatory language stating that other auditors audited the financial statements of PRIMESTAR Partners L.P., an investment of Cox Communications, Inc. Direct Broadcast Satellite Business, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The combined financial statements of Comcast Satellite Communications, Inc. and Comcast DBS, Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing elsewhere herein which contains explanatory language stating that other auditors audited the financial statements of PRIMESTAR Partners L.P., an investment of Comcast DBS, Inc., and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The combined financial statements of MediaOne, Inc.--Direct Broadcast Satellite Business as of December 31, 1996 and the related combined statements of operations, changes in group equity (deficiency), and cash flows for the period November 15, 1996 through December 31, 1996, and the combined financial statements of the Direct Broadcast Satellite Business of Continental Cablevision, Inc. as of December 31, 1995 and the related combined statements of operations, changes in group equity (deficiency) and cash flows for the twelve months ended December 31, 1994 and 1995, and the period January 1, 1996 through November 14, 1996, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report appearing herein, which contains explanatory language stating that other auditors audited the financial statements of PRIMESTAR Partners L.P., an investment of MediaOne, Inc.--Director Broadcast Satellite Business, and have been so included in reliance upon the reports of such firms, given on their authority as experts in auditing and accounting.

  The consolidated balance sheet of PRIMESTAR, Inc. and subsidiaries as of September 30, 1997 has been included in this Proxy Statement/Prospectus in reliance upon the report, dated February 6, 1998, of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements of the Partnership as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Partnership's ability to continue as a going concern as described in note 2 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  It is expected that representatives of KPMG Peat Marwick LLP, Ernst & Young LLP, Deloitte & Touche, LLP, and Price Waterhouse LLP (respectively being TSAT's, PRIMESTAR, Inc.'s, Time Warner Satellite Services Group's, Cox Communications, Inc.'s, Comcast DBS, Inc.'s, MediaOne, Inc.'s, Continental Cablevision, Inc.'s and the Partnership's independent certified public accountants) will be present at the Meeting where they will have an opportunity to respond to appropriate questions of TSAT stockholders and to make a statement if they so desire.

                             STOCKHOLDER PROPOSALS

  If the TSAT Merger is consummated prior to June 30, 1998, the first annual meeting of the stockholders of New PRIMESTAR is expected to be held in 1999 and TSAT will not hold its 1998 Annual Meeting of Stockholders. If the TSAT Merger is not consummated by June 30, 1998, the 1998 Annual Meeting of Stockholders of TSAT is expected to be held in July 1998. Any proposal to be included in the Proxy Statement for New PRIMESTAR's 1999 Annual Meeting of Stockholders must have been received by New PRIMESTAR no later than January 15, 1999 in a form that complies with applicable regulations. Any proposal to be included in the Proxy Statement for TSAT's 1998 Annual Meeting of Stockholders must have been received by TSAT no later than May 15, 1998 in a form that complies with applicable regulations.

                         INDEX TO FINANCIAL INFORMATION

                                                                         PAGE
                                                                        NUMBERS
                                                                        -------
PRO FORMA FINANCIAL STATEMENTS
  "NEW PRIMESTAR"
    Primary Condensed Pro Forma Combined Financial Statements
     (unaudited).......................................................  F-4
    Primary Condensed Pro Forma Combined Balance Sheet, September 30,
     1997 (unaudited)..................................................  F-6
    Primary Condensed Pro Forma Combined Statement of Operations:
      Nine months ended September 30, 1997 (unaudited).................  F-7
      Year ended December 31, 1996 (unaudited).........................  F-8
    Notes to Primary Condensed Pro Forma Combined Financial Statements,
     September 30, 1997 (unaudited)....................................  F-9
    Supplemental Condensed Pro Forma Combined Financial Statements
     (unaudited).......................................................  F-12
    Supplemental Condensed Pro Forma Combined Balance Sheet, September
     30, 1997 (unaudited)..............................................  F-13
    Supplemental Condensed Pro Forma Combined Statement of Operations:
      Nine months ended September 30, 1997 (unaudited).................  F-14
      Year ended December 31, 1996 (unaudited).........................  F-15
    Notes to Supplemental Condensed Pro Forma Combined Financial
     Statements, September 30, 1997 (unaudited)........................  F-16
HISTORICAL FINANCIAL INFORMATION
  PRIMESTAR, INC. AND SUBSIDIARIES
    Independent Auditors' Report.......................................  F-20
    Consolidated Balance Sheet, September 30, 1997.....................  F-21
    Notes to Consolidated Balance Sheet, September 30, 1997............  F-22
  TCI SATELLITE ENTERTAINMENT, INC.
    Selected Financial Data............................................  F-29
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations.............................................  F-30
    Audited Financial Statements:
      Independent Auditors' Report.....................................  F-43
      Balance Sheets, December 31, 1996 and 1995.......................  F-44
      Combined Statements of Operations, Years ended December 31, 1996,
       1995 and 1994...................................................  F-45
      Combined Statements of Equity, Years ended December 31, 1996,
       1995 and 1994...................................................  F-46
      Combined Statements of Cash Flows, Years ended December 31, 1996,
       1995 and 1994...................................................  F-47
      Notes to Financial Statements, December 31, 1996, 1995 and 1994..  F-48
    Unaudited Financial Statements:
      Consolidated Balance Sheets, September 30, 1997 and December 31,
       1996 (unaudited)................................................  F-69
      Statements of Operations, Nine months ended September 30, 1997 and 1996 (unaudited)............................................  F-70
      Consolidated Statement of Stockholder's Equity, Nine months ended
       September 30, 1997 (unaudited)..................................  F-71
      Statements of Cash Flows, Nine months ended September 30, 1997 and 1996 (unaudited)............................................  F-72
      Notes to Financial Statements, September 30, 1997 (unaudited)....  F-73
  TIME WARNER SATELLITE SERVICES GROUP
    Selected Financial Data............................................  F-91
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations, Years ended December 31, 1996, 1995 and
     1994..............................................................  F-92

                                                                         PAGE
                                                                        NUMBERS
                                                                        -------
    Audited Financial Statements:
      Report of Independent Auditors...................................   F-98
      Combined Balance Sheet, December 31, 1996 and 1995...............   F-99
      Combined Statement of Operations, Years ended December 31, 1996,
       1995 and 1994...................................................  F-100
      Combined Statement of Group Deficit, Years ended December 31,
       1996, 1995 and 1994.............................................  F-101
      Combined Statement of Cash Flows, Years ended December 31, 1996,
       1995 and 1994...................................................  F-102
      Notes to Combined Financial Statements, December 31, 1996........  F-103
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations, Nine months ended September 30, 1997 and
     1996..............................................................  F-109
    Unaudited Financial Statements:
      Combined Balance Sheet, September 30, 1997 and December 31, 1996
       (unaudited).....................................................  F-113
      Combined Statement of Operations, Nine months ended September 30,
       1997 and 1996 (unaudited).......................................  F-114
      Combined Statement of Group Deficit, Nine months ended September
       30, 1997 and 1996 (unaudited)...................................  F-115
      Combined Statement of Cash Flows, Nine months ended September 30,
       1997 and 1996 (unaudited).......................................  F-116
      Notes to Combined Financial Statements, September 30, 1997
       (unaudited).....................................................  F-117
  COX COMMUNICATIONS, INC.--DIRECT BROADCAST SATELLITE BUSINESS
    Selected Financial Data............................................  F-121
    Management's Discussion and Analysis of Results of Operations and
     Financial Condition...............................................  F-122
    Independent Auditors' Report.......................................  F-129
    Balance Sheets, December 31, 1996 and 1995; September 30, 1997
     (unaudited).......................................................  F-130
    Statements of Operations, Years ended December 31, 1996, 1995 and
     1994; Nine months ended September 30, 1997 and 1996 (unaudited)...  F-131
    Statements of Deficiency in Net Assets, Years ended December 31,
     1996, 1995, 1994 and 1993; Nine months ended September 30, 1997
     (unaudited).......................................................  F-132
    Statements of Cash Flows, Years ended December 31, 1996, 1995 and
     1994; Nine months ended September 30, 1997 and 1996 (unaudited)...  F-133
    Notes to Financial Statements, December 31, 1996; September 30,
     1997 (unaudited)..................................................  F-134
  COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.
    Selected Combined Financial and Other Data.........................  F-139
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations.............................................  F-140
    Audited Financial Statements:
      Independent Auditors' Report.....................................  F-148
      Combined Balance Sheet, December 31, 1996 and 1995...............  F-149
      Combined Statement of Operations, Years ended December 31, 1996,
       1995 and 1994...................................................  F-150
      Combined Statement of Cash Flows, Years ended December 31, 1996,
       1995 and 1994...................................................  F-151
      Combined Statement of Stockholder's (Deficiency) Equity, Years
       ended December 31, 1996, 1995 and 1994..........................  F-152
      Notes to Combined Financial Statements, Years ended December 31,
       1996, 1995 and 1994.............................................  F-153
    Unaudited Financial Statements:
      Condensed Combined Balance Sheet, September 30, 1997 and December
       31, 1996 (unaudited)............................................  F-159

                                                                         PAGE
                                                                        NUMBERS
                                                                        -------
      Condensed Combined Statement of Operations, Nine and three months ended September 30, 1997 and 1996 (unaudited)...................  F-160
      Condensed Combined Statement of Cash Flows, Nine months ended
       September 30, 1997 and 1996 (unaudited).........................  F-161
      Condensed Combined Statement of Stockholders' Deficiency, Nine
       months ended September 30, 1997 (unaudited).....................  F-162
      Notes to Condensed Combined Financial Statements, Quarter ended
       September 30, 1997 (unaudited)..................................  F-163
  MEDIAONE, INC.--DIRECT BROADCAST SATELLITE BUSINESS
    Selected Financial Data............................................  F-167
    Management's Discussion and Analysis of Results of Operations and
     Financial Condition...............................................  F-168
    Independent Auditors' Report.......................................  F-173
    Combined Balance Sheets, December 31, 1996 and 1995; September 30,
     1997 (unaudited)..................................................  F-174
    Combined Statements of Operations, Periods ended December 31, 1996 and November 14, 1996; Years ended December 31, 1995 and 1994;
     Nine months ended September 30, 1997 and 1996 (unaudited).........  F-175
    Combined Statements of Cash Flows, Periods ended December 31, 1996 and November 14, 1996; Years ended December 31, 1995 and 1994;
     Nine months ended September 30, 1997 and 1996 (unaudited).........  F-176
    Combined Statements of Changes in Group Equity (Deficiency), period ended December 31, 1996; Nine months ended September 30, 1997
     (unaudited).......................................................  F-177
    Combined Statements of Changes in Group Equity (Deficiency), period ended November 14, 1996; Years ended December 31, 1995 and 1994...  F-178
    Notes to Combined Financial Statements, December 31, 1996;
     September 30, 1997 (unaudited)....................................  F-179
  PRIMESTAR PARTNERS L.P.
    Selected Financial Data............................................  F-188
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations, Years ended December 31, 1996, 1995 and
     1994..............................................................  F-189
    Audited Financial Statements:
      Report of Independent Accountants................................  F-194
      Balance Sheet, December 31, 1996 and 1995........................  F-195
      Statement of Operations, Years ended December 31, 1996, 1995 and
       1994............................................................  F-196
      Statement of Changes in Partners' Capital, Years ended December
       31, 1996, 1995 and 1994.........................................  F-197
      Statement of Cash Flows, Years ended December 31, 1996, 1995 and
       1994............................................................  F-198
      Notes to Financial Statements, December 31, 1996, 1995 and 1994..  F-199
    Management's Discussion and Analysis of Financial Condition and
     Results of Operations, Nine months ended September 30, 1997 and
     1996..............................................................  F-209
    Unaudited Financial Statements:
      Balance Sheet, September 30, 1997 (unaudited) and December 31,
       1996 ...........................................................  F-212
      Statement of Operations, Nine months ended September 30, 1997 and
       1996 (unaudited)................................................  F-213
      Statement of Changes in Partners' Capital, Nine months ended
       September 30, 1997 (unaudited)..................................  F-214
      Statement of Cash Flows, Nine months ended September 30, 1997 and
       1996 (unaudited)................................................  F-215
      Notes to Financial Statements, September 30, 1997 (unaudited)....  F-216

                                "NEW PRIMESTAR"

           PRIMARY CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

  Pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Restructuring Agreement"), among TCI Satellite Entertainment, Inc. ("TSAT"), PRIMESTAR, Inc. ("New PRIMESTAR"), Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), and GE American Communications, Inc. ("GE Americom"), and (ii) the Asset Transfer Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement"), between TSAT and New PRIMESTAR, it is contemplated that a business combination (the "Restructuring Transaction") will be consummated whereby (a) TSAT will contribute and transfer to New PRIMESTAR pursuant to the TSAT Asset Transfer Agreement, (the "TSAT Asset Transfer") all of TSAT's assets and liabilities, except (I) the capital stock of Tempo Satellite, Inc. ("Tempo"), a wholly-owned subsidiary of TSAT that holds certain authorizations granted by the Federal Communications Commission (the "FCC") and other assets and liabilities relating to a proposed direct broadcast satellite ("DBS") system being constructed by Tempo, (II) the consideration to be received by TSAT in the Restructuring Transaction and
(III) the rights and obligations under certain agreements with New PRIMESTAR (such contributed and transferred assets and liabilities, the "TSAT Business"), and (b) the business of PRIMESTAR Partners L.P. (the "Partnership") and the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)") of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR. New PRIMESTAR is a newly formed wholly-owned subsidiary of TSAT. See note 1.

  Pursuant to an Agreement and Plan of Merger dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Merger Agreement"), between TSAT and New PRIMESTAR, it is contemplated that, subsequent to the consummation of the Restructuring Transaction, TSAT will be merged with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation (the "TSAT Merger"). In connection therewith (i) each outstanding share of Series A Common Stock, $1 par value per share, of TSAT ("TSAT Series A Common Stock") will be converted into the right to receive one share of Class A Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock") and (ii) each outstanding share of Series B Common Stock, $1 par value per share, of TSAT ("TSAT Series B Common Stock") will be converted into the right to receive one share of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock") subject to adjustment. Each share of New PRIMESTAR's Common Stock then held by TSAT will be cancelled. See note 2.

  The Restructuring Transaction (including the TSAT Asset Transfer) and the TSAT Merger are collectively referred to herein as the Roll-up Plan.

  In a separate transaction (the "ASkyB Transaction"), pursuant to an asset acquisition agreement, dated as of June 11, 1997 (together with the exhibits and schedules thereto, the "ASkyB Agreement") among the Partnership, The News Corporation Limited ("News Corp."), MCI Telecommunications Corporation ("MCI"), American Sky Broadcasting LLC, a wholly-owned subsidiary of News Corp. ("ASkyB"), and for certain purposes only, each of the partners of the Partnership, New PRIMESTAR will acquire from MCI two high power communications satellites currently under construction (the "MCI Satellites"), certain authorizations granted to MCI by the FCC to operate a DBS business at the 110(degrees) West Longitude orbital location and certain related contracts (the "MCI FCC Licenses"). See note 3.

  The pro forma financial condition and results of operations of New PRIMESTAR after giving effect to the Restructuring Transaction are presented in the accompanying unaudited primary condensed pro forma combined financial statements of New PRIMESTAR under the column heading "New PRIMESTAR pro forma for Restructuring Transaction." The detailed pro forma effects of the Restructuring Transaction on the financial condition and results of operations of New PRIMESTAR are presented in the unaudited supplemental condensed pro forma combined financial statements of New PRIMESTAR, included elsewhere herein. Such supplemental pro forma financial information is a part of, and should be read in conjunction with, the accompanying primary pro forma financial information of New PRIMESTAR. The following unaudited primary condensed pro forma combined balance sheet of TSAT, dated as of September 30, 1997, assumes that the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction had occurred as of such date. The following unaudited primary condensed pro forma combined statements of operations of TSAT for the nine months ended September 30, 1997 and the year ended December 31, 1996 assume that the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction had occurred as of January 1, 1996.

  The unaudited primary pro forma results do not purport to be indicative of the results of operations that would have been obtained if the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction had occurred as of January 1, 1996. These primary condensed pro forma combined financial statements of New PRIMESTAR should be read in conjunction with the historical financial statements and notes thereto of TSAT, Time Warner Satellite Services Group, Cox Communications, Inc.--Direct Broadcast Satellite Business, Comcast Satellite Communications, Inc. and Comcast DBS, Inc., MediaOne, Inc.--Direct Broadcast Satellite Business and the Partnership, included elsewhere herein. Such financial statements present historical financial information with respect to TSAT and the PRIMESTAR Assets, the PRIMESTAR Liabilities and the Partnership Interests (each as defined in note 1 to the unaudited supplemental condensed pro forma combined financial statements of New PRIMESTAR, included elsewhere herein) of each of TWE, Newhouse, Comcast, Cox and MediaOne, which assets and liabilities, together with the Partnership Interest indirectly held by GE Americom, will be consolidated into New PRIMESTAR pursuant to the Restructuring Transaction.

                                "NEW PRIMESTAR"

              PRIMARY CONDENSED PRO FORMA COMBINED BALANCE SHEET

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                    ROLL-UP PLAN
                                 ---------------------------------------------------------------------------------------
                                        RESTRUCTURING
                                       TRANSACTION(1)                             TSAT MERGER(2)                NEW
                                 ---------------------------                ---------------------------      PRIMESTAR
                                                                                  NEW                      PRO FORMA FOR
                                  CONTRIBUTION                    TSAT         PRIMESTAR                   RESTRUCTURING
                                     OF TSAT                  PRO FORMA FOR  PRO FORMA FOR                  TRANSACTION
                        TSAT     BUSINESS TO NEW  PRO FORMA   RESTRUCTURING  RESTRUCTURING   PRO FORMA          AND
                     HISTORICAL   PRIMESTAR(4)   ADJUSTMENTS   TRANSACTION   TRANSACTION(5) ADJUSTMENTS     TSAT MERGER
                     ----------  --------------- -----------  ------------- --------------- -----------    -------------
                                                                         AMOUNTS IN THOUSANDS
ASSETS
Cash, receivables
and prepaids.......  $   41,257      (41,257)          --             --         133,062          --           133,062
Investment in, and
related advances
to, the
Partnership........      19,952      (19,952)          --             --             --           --               --
Investment in New
PRIMESTAR..........         --       207,674       224,412(6)     432,086            --      (432,086)(7)          --
Property and
equipment net of
accumulated
depreciation
 Satellites........     463,133          --            --         463,133        543,070     (463,133)(8)      543,070
 Satellite
 reception and
 other.............     636,225     (636,225)          --             --       1,220,061          --         1,220,061
                     ----------     --------       -------      ---------      ---------     --------        ---------
                      1,099,358     (636,225)          --         463,133      1,763,131     (463,133)       1,763,131
Intangible assets..         --           --            --             --       1,196,338          --         1,196,338
Other assets.......      28,479      (28,479)          --             --          29,760          --            29,760
                     ----------     --------       -------      ---------      ---------     --------        ---------
                     $1,189,046     (518,239)      224,412        895,219      3,122,291     (895,219)       3,122,291
                     ==========     ========       =======      =========      =========     ========        =========
LIABILITIES AND
STOCKHOLDERS'
EQUITY
Payables, accruals
and other operating
liabilities........  $  152,479     (152,479)          --             --         287,198          --           287,198
Due to the
Partnership........     463,133          --            --         463,133            --      (463,133)(8)          --
Debt...............     365,760     (365,760)          --             --       1,404,496          --         1,404,496
Deferred income
taxes..............         --           --            --             --         230,360          --           230,360
                     ----------     --------       -------      ---------      ---------     --------        ---------
   Total
   liabilities.....     981,372     (518,239)          --         463,133      1,922,054     (463,133)       1,922,054
                     ----------     --------       -------      ---------      ---------     --------        ---------
Mandatorily
redeemable
preferred stock....         --           --            --             --             --           --               --
Stockholders'
equity:
 Series A Common
 Stock.............      58,237          --            --          58,237            --       (58,237)(7)          --
 Series B Common
 Stock.............       8,465          --            --           8,465            --        (8,465)(7)          --
 Class A Common
 Stock.............         --           --            --             --           1,833          (81)(9)        1,752
 Class B Common
 Stock.............         --           --            --             --              85          --                85
 Class C Common
 Stock.............         --           --            --             --             138          --               138
 Additional paid-
 in capital........     523,295          --        224,412(6)     747,707      1,198,181     (365,384)(7)    1,580,585
                                                                                                   81 (9)
 Accumulated
 deficit...........    (382,323)         --            --        (382,323)           --           --          (382,323)
                     ----------     --------       -------      ---------      ---------     --------        ---------
                        207,674          --        224,412        432,086      1,200,237     (432,086)       1,200,237
                     ----------     --------       -------      ---------      ---------     --------        ---------
                     $1,189,046     (518,239)      224,412        895,219      3,122,291     (895,219)       3,122,291
                     ==========     ========       =======      =========      =========     ========        =========
                                           NEW
                                        PRIMESTAR
                                      PRO FORMA FOR
                                      RESTRUCTURING
                                       TRANSACTION,
                                       TSAT MERGER
                         ASKYB          AND ASKYB
                     TRANSACTION(3)    TRANSACTION
                     ---------------- --------------
ASSETS
Cash, receivables
and prepaids.......          --           133,062
Investment in, and
related advances
to, the
Partnership........          --               --
Investment in New
PRIMESTAR..........          --               --
Property and
equipment net of
accumulated
depreciation
 Satellites........      432,700(10)      975,770
 Satellite
 reception and
 other.............          --         1,220,061
                     ---------------- --------------
                         432,700        2,195,831
Intangible assets..      683,600(10)    1,879,938
Other assets.......          --            29,760
                     ---------------- --------------
                       1,116,300        4,238,591
                     ================ ==============
LIABILITIES AND
STOCKHOLDERS'
EQUITY
Payables, accruals
and other operating
liabilities........          --           287,198
Due to the
Partnership........          --               --
Debt...............      516,300(10)    1,920,796
Deferred income
taxes..............          --           230,360
                     ---------------- --------------
   Total
   liabilities.....      516,300        2,438,354
                     ---------------- --------------
Mandatorily
redeemable
preferred stock....      600,000(10)      600,000
Stockholders'
equity:
 Series A Common
 Stock.............          --               --
 Series B Common
 Stock.............          --               --
 Class A Common
 Stock.............          --             1,752
 Class B Common
 Stock.............          --                85
 Class C Common
 Stock.............          --               138
 Additional paid-
 in capital........          --         1,580,585
 Accumulated
 deficit...........          --          (382,323)
                     ---------------- --------------
                             --         1,200,237
                     ---------------- --------------
                       1,116,300        4,238,591
                     ================ ==============

   See accompanying notes to unaudited primary condensed pro forma combined financial statements.

                                "NEW PRIMESTAR"

         PRIMARY CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                  ROLL-UP PLAN
                               --------------------------------------------------------------------------------------------
                                      RESTRUCTURING
                                     TRANSACTION(1)                                   TSAT MERGER(2)               NEW
                               ---------------------------                      ---------------------------     PRIMESTAR
                                                                                      NEW                     PRO FORMA FOR
                                CONTRIBUTION                       TSAT            PRIMESTAR                  RESTRUCTURING
                                   OF TSAT                     PRO FORMA FOR     PRO FORMA FOR                 TRANSACTION
                      TSAT     BUSINESS TO NEW  PRO FORMA      RESTRUCTURING     RESTRUCTURING   PRO FORMA         AND
                   HISTORICAL   PRIMESTAR(4)   ADJUSTMENTS      TRANSACTION      TRANSACTION(5) ADJUSTMENTS    TSAT MERGER
                   ----------  --------------- -----------     -------------    --------------- -----------   -------------
                                                          AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Revenue..........  $  406,072     (406,072)           --               --           920,015            --        920,015
Operating,
selling, general
and
administrative
expenses.........    (351,405)     351,405            --               --          (809,289)           --       (809,289)
Depreciation and
amortization.....    (177,415)     177,415            --               --          (442,179)           --       (442,179)
                   ----------     --------      --------         --------          --------       -------       --------
 Operating loss..    (122,748)     122,748            --               --          (331,453)           --       (331,453)
Interest
expense..........     (33,965)      33,965            --               --           (83,375)           --        (83,375)
Share of losses
of the
Partnership......     (11,610)      11,610            --               --                --            --             --
Share of losses
of New
PRIMESTAR........          --           --      (129,958)(11)    (129,958)               --       129,958(12)         --
Other, net.......       1,779       (1,779)           --               --             1,856            --          1,856
                   ----------     --------      --------         --------          --------       -------       --------
 Loss before
 income taxes....    (166,544)     166,544      (129,958)        (129,958)         (412,972)      129,958       (412,972)
Income tax
benefit..........          --           --            --               --            51,977            --         51,977
                   ----------     --------      --------         --------          --------       -------       --------
 Net loss........    (166,544)     166,544      (129,958)        (129,958)         (360,995)      129,958       (360,995)
Dividend
requirement on
preferred stock..          --           --            --               --                --            --             --
                   ----------     --------      --------         --------          --------       -------       --------
Net loss
attributable to
common
stockholders.....  $ (166,544)     166,544      (129,958)        (129,958)         (360,995)      129,958       (360,995)
                   ==========     ========      ========         ========          ========       =======       ========
Pro forma net
loss per share...                                                $  (1.95)(16)                                     (1.83)(17)
                                                                 ========                                       ========
                                         NEW
                                      PRIMESTAR
                                    PRO FORMA FOR
                                    RESTRUCTURING
                                     TRANSACTION,
                                     TSAT MERGER
                       ASKYB          AND ASKYB
                   TRANSACTION(3)    TRANSACTION
                   ---------------- -----------------
Revenue..........          --           920,015
Operating,
selling, general
and
administrative
expenses.........          --          (809,289)
Depreciation and
amortization.....          --          (442,179)
                   ---------------- -----------------
 Operating loss..          --          (331,453)
Interest
expense..........     (19,361)(13)     (102,736)
Share of losses
of the
Partnership......          --                --
Share of losses
of New
PRIMESTAR........          --                --
Other, net.......          --             1,856
                   ---------------- -----------------
 Loss before
 income taxes....     (19,361)         (432,333)
Income tax
benefit..........       7,744 (14)       59,721
                   ---------------- -----------------
 Net loss........     (11,617)         (372,612)
Dividend
requirement on
preferred stock..     (22,500)(15)      (22,500)
                   ---------------- -----------------
Net loss
attributable to
common
stockholders.....     (34,117)         (395,112)
                   ================ =================
Pro forma net
loss per share...                         (2.00)(17)
                                    =================

   See accompanying notes to unaudited primary condensed pro forma combined financial statements.

                                "NEW PRIMESTAR"

         PRIMARY CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                  ROLL-UP PLAN
                               --------------------------------------------------------------------------------------------
                                      RESTRUCTURING
                                     TRANSACTION(1)                                   TSAT MERGER(2)               NEW
                               ---------------------------                      ---------------------------     PRIMESTAR
                                                                                      NEW                     PRO FORMA FOR
                                CONTRIBUTION                       TSAT            PRIMESTAR                  RESTRUCTURING
                                   OF TSAT                     PRO FORMA FOR     PRO FORMA FOR                 TRANSACTION
                      TSAT     BUSINESS TO NEW  PRO FORMA      RESTRUCTURING     RESTRUCTURING   PRO FORMA         AND
                   HISTORICAL   PRIMESTAR(4)   ADJUSTMENTS      TRANSACTION      TRANSACTION(5) ADJUSTMENTS    TSAT MERGER
                   ----------  --------------- -----------     -------------    --------------- -----------   -------------
                                                          AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
Revenue..........  $ 417,461      (417,461)          --               --            897,288           --         897,288
Operating,
selling, general
and
administrative
expenses.........   (410,390)      410,390           --               --           (847,885)          --        (847,885)
Depreciation and
amortization.....   (191,355)      191,355           --               --           (520,212)          --        (520,212)
                   ---------      --------      --------         --------          --------       -------       --------
 Operating loss..   (184,284)      184,284           --               --           (470,809)          --        (470,809)
Interest
expense..........     (2,023)        2,023           --               --            (51,134)          --         (51,134)
Share of losses
of the
Partnership......     (3,275)        3,275           --               --                --            --             --
Share of losses
of New
PRIMESTAR........        --            --       (134,170)(11)    (134,170)              --        134,170(12)        --
Other, net.......      3,641        (3,641)          --               --              4,333           --           4,333
                   ---------      --------      --------         --------          --------       -------       --------
 Loss before
 income taxes....   (185,941)      185,941      (134,170)        (134,170)         (517,610)      134,170       (517,610)
Income tax
benefit..........     45,937       (45,937)          --               --            144,915           --         144,915
                   ---------      --------      --------         --------          --------       -------       --------
 Net loss........   (140,004)      140,004      (134,170)        (134,170)         (372,695)      134,170       (372,695)
Dividend
requirement on
preferred stock..        --            --            --               --                --            --             --
                   ---------      --------      --------         --------          --------       -------       --------
Net loss
attributable to
common
stockholders.....  $(140,004)      140,004      (134,170)        (134,170)         (372,695)      134,170       (372,695)
                   =========      ========      ========         ========          ========       =======       ========
Pro forma net
loss per share...                                                $  (2.02)(16)                                     (1.89)(17)
                                                                 ========                                       ========
                                         NEW
                                      PRIMESTAR
                                    PRO FORMA FOR
                                    RESTRUCTURING
                                     TRANSACTION,
                                     TSAT MERGER
                       ASKYB          AND ASKYB
                   TRANSACTION(3)    TRANSACTION
                   ---------------- -----------------
Revenue..........         --            897,288
Operating,
selling, general
and
administrative
expenses.........         --           (847,885)
Depreciation and
amortization.....         --           (520,212)
                   ---------------- -----------------
 Operating loss..         --           (470,809)
Interest
expense..........     (25,815)(13)      (76,949)
Share of losses
of the
Partnership......         --                --
Share of losses
of New
PRIMESTAR........         --                --
Other, net.......         --              4,333
                   ---------------- -----------------
 Loss before
 income taxes....     (25,815)         (543,425)
Income tax
benefit..........      10,326 (14)      155,241
                   ---------------- -----------------
 Net loss........     (15,489)         (388,184)
Dividend
requirement on
preferred stock..     (30,000)(15)      (30,000)
                   ---------------- -----------------
Net loss
attributable to
common
stockholders.....     (45,489)         (418,184)
                   ================ =================
Pro forma net
loss per share...                         (2.12)(17)
                                    =================

   See accompanying notes to unaudited primary condensed pro forma combined financial statements.

                                "NEW PRIMESTAR"

      NOTES TO PRIMARY CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

 (1) As a part of the Restructuring Transaction, TSAT will consummate the TSAT Asset Transfer whereby TSAT will contribute and transfer the TSAT Business to New PRIMESTAR, in accordance with the terms and subject to the conditions of the TSAT Asset Transfer Agreement. In connection with the TSAT Asset Transfer, at the closing, New PRIMESTAR will assume all of TSAT's indebtedness on such date, and TSAT will receive from New PRIMESTAR such number of shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, respectively, as equals the number of shares of TSAT Series A Common Stock and TSAT Series B Common Stock, respectively, issued and outstanding or deemed to be issued and outstanding on the closing date, in accordance with the Restructuring Agreement and the TSAT Asset Transfer Agreement. The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact that New PRIMESTAR is a wholly-owned subsidiary of TSAT.

   As a result of the TSAT Asset Transfer, TSAT will become a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, a current TSAT subsidiary that holds certain authorizations granted by the FCC and other assets and liabilities relating to a proposed DBS system being constructed by Tempo,
   (ii) its ownership interest in New PRIMESTAR, and (iii) its rights and obligations under certain agreements with New PRIMESTAR. If the Roll-up Plan is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. As described in note 2, consummation of the TSAT Merger is subject to regulatory approval and other conditions to closing set forth in the TSAT Merger Agreement. Accordingly, the TSAT Merger may not be consummated even if the Roll-up Plan is approved and the Restructuring Transaction is consummated.

   Concurrent with the consummation of the TSAT Asset Transfer, the remaining elements of the Restructuring Transaction will be consummated whereby the business of distributing PRIMESTAR(R) of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR. TSAT will own approximately 36% of the outstanding shares of common equity of New PRIMESTAR at the closing of the Restructuring Transaction, representing approximately 37% of the combined voting power of such common equity. For additional information concerning the Restructuring Transaction and the pro forma effects thereof, see the unaudited supplemental condensed pro forma combined financial statements of New PRIMESTAR, included elsewhere herein.

    The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact that New PRIMESTAR is a wholly-owned subsidiary of TSAT. The remaining elements of the Restructuring Transaction, as set forth above, will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and the PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities, of the Restructuring Parties other than TSAT, and such acquisition will be accounted for using the purchase method of accounting. TSAT has been identified as the acquiror for accounting purposes and the predecessor for reporting purposes due to the fact that TSAT will own the largest interest in New PRIMESTAR immediately following consummation of the Restructuring Transaction. Accordingly, the fair value of the consideration paid to the Restructuring Parties other than TSAT will be allocated to the identifiable assets acquired and liabilities assumed based upon their respective estimated fair values.

 (2) Upon the closing of the TSAT Merger, the then existing shareholders of TSAT will become the direct owners of TSAT's ownership interest in New PRIMESTAR. The respective obligations of the parties to the TSAT Merger Agreement to consummate the TSAT Merger are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) approval of the Roll-up Plan by the requisite vote of TSAT stockholders;
     (b) occurrence of one of the following: (i) FCC approval of TSAT's pending application to transfer control of Tempo to New PRIMESTAR, (ii) divestiture by TSAT of the construction permit issued by the FCC to Tempo authorizing construction of a high power DBS system (together with

                                "NEW PRIMESTAR"
    related authorizations (the "FCC Permit")), or (iii) FCC permission to consummate the TSAT Merger without divestiture of the FCC Permit (including pursuant to an agreement to divest the FCC Permit within a specific time period following the TSAT Effective Time); (c) the absence of any legal restraint or prohibition preventing consummation of the TSAT Merger; (d) receipt of approval for listing on the National Tier of The Nasdaq Stock Market of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance. In addition, New PRIMESTAR has the right to terminate the TSAT Merger Agreement, and abandon the TSAT Merger, under certain circumstances. In light of the foregoing conditions, there can be no assurance that the TSAT Merger will be consummated as currently contemplated by the TSAT Merger Agreement.

   The TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR. Such acquisition will be accounted for at TSAT's historical cost since (i) the percentage of New PRIMESTAR owned by TSAT prior to consummation of the TSAT Merger will be approximately equal to the percentage of New PRIMESTAR to be owned by TSAT shareholders following consummation of the TSAT Merger and (ii) the TSAT Merger and the Restructuring Transaction are both a part of the Roll-up Plan.

 (3) Pursuant to the ASkyB Agreement, it is contemplated that the ASkyB Transaction will be consummated whereby New PRIMESTAR will acquire from MCI the MCI Satellites and the MCI FCC Licenses. In consideration, ASkyB will receive non-voting convertible securities of New PRIMESTAR, comprising, subject to closing adjustments, approximately $600 million liquidation value of non-voting convertible preferred stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Convertible Preferred Stock") (convertible into approximately 52 million shares of non-voting Series D Common Stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Series D Common Stock," and together with the New PRIMESTAR Series A Common Stock, the New PRIMESTAR Series B Common Stock and the New PRIMESTAR Series C Common Stock, the "New PRIMESTAR Common Stock"), subject to adjustment) and approximately $516 million principal amount of convertible subordinated notes of New PRIMESTAR (the "New PRIMESTAR Convertible Subordinated Notes") (convertible into approximately 45 million shares of New PRIMESTAR Series D Common Stock). The New PRIMESTAR Convertible Subordinated Notes will be due and payable, and the New PRIMESTAR Convertible Preferred Stock will be mandatorily redeemable, on the tenth anniversary of the date of issuance. The New PRIMESTAR Convertible Preferred Stock will accrue cumulative dividends at the annual rate of 5% of the liquidation value of such share and the New PRIMESTAR Convertible Subordinated Notes will have an interest rate of 5%. Dividends on the New PRIMESTAR Convertible Preferred Stock and interest on the New PRIMESTAR Convertible Subordinated Notes will be payable in cash or, at the option of New PRIMESTAR, in shares of the non-voting New PRIMESTAR Series D Common Stock, for a period of four years. Thereafter, all dividend and interest payments will be made solely in cash. Such convertible securities, and the shares of New PRIMESTAR Series D Common Stock issued to ASkyB or any of its affiliates upon conversion of such New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes, or in payment of dividend or interest obligations thereunder, will be non-voting; however, shares of New PRIMESTAR Series D Common Stock will in turn automatically convert into shares of New PRIMESTAR Series A Common Stock, on a one-to-one basis, upon transfer to any person other than ASkyB, News Corp. or any of their respective affiliates. The accompanying primary condensed pro forma combined financial statements assume that Tempo will not divest its two high-power satellites in connection with the ASkyB Transaction. Due to regulatory and other uncertainties, no assurance can be given that Tempo will not divest one or both of its high power satellites in connection with the ASkyB Transaction.

 (4) Represents the contribution and transfer of the TSAT Business to New PRIMESTAR.

                                "NEW PRIMESTAR"

     NOTES TO PRIMARY CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS--
                                  (CONTINUED)


 (5) Represents New PRIMESTAR's pro forma financial condition and results of operations after giving effect to the Restructuring Transaction. The detailed pro forma effects of the Restructuring Transaction on the financial condition and results of operations of New PRIMESTAR are presented in the unaudited supplemental condensed pro forma combined financial statements of New PRIMESTAR, included elsewhere herein.

 (6) Represents the adjustment of TSAT's historical basis in the TSAT Business to reflect TSAT's proportionate share of New PRIMESTAR's pro forma equity with a corresponding increase to TSAT's additional paid-in capital.

 (7) Represents the elimination of TSAT's investment in New PRIMESTAR and TSAT's historical common stock and additional paid-in capital.

 (8) Represents the elimination of the TSAT liability and asset that arose from advances made by the Partnership to TSAT to fund the construction of two high-power communication satellites.

 (9) Represents the cancellation of the TSAT Option Shares (as defined in note 4 to the supplemental condensed pro forma combined financial statements, included elsewhere herein). The adjustment assumes that none of the Issuable TSAT Shares (as defined in note 4 to the supplemental condensed pro forma combined financial statements, included elsewhere herein) will have been issued as of the closing date of the TSAT Merger. To the extent any of the Issuable TSAT Shares are issued as of such closing date, such issued shares will be exchanged for shares of New PRIMESTAR Common Stock.

(10) Represents the issuance of the New PRIMESTAR Convertible Preferred Stock and the New PRIMESTAR Convertible Subordinated Notes in consideration for the MCI Satellites and the MCI FCC Licenses. Such securities have been recorded at their estimated fair values based on management's discussions with investment bankers as of the date of the preparation of these condensed pro forma combined financial statements. Accordingly, the actual fair values of such securities on the date of issuance may differ from the values reflected herein. Once the MCI Satellites and MCI FCC Licenses are placed into service, amortization will be calculated on a straight-line basis over an estimated useful life of 12 years and 40 years, respectively.

(11) Represents TSAT's pro forma share of New PRIMESTAR's losses.

(12) Represents the elimination of TSAT's share of New PRIMESTAR's losses.

(13) Represents assumed interest expense on the New PRIMESTAR Convertible Subordinated Notes. The pro forma adjustment is calculated using the stated interest rate of 5% per annum.

(14) Represents the assumed income tax effect of the pro forma adjustments.

(15) Represents dividends on the New PRIMESTAR Convertible Preferred Stock. The pro forma adjustment is calculated using the stated dividend rate of 5% per annum.

(16) Represents pro forma loss per share for TSAT assuming 66,642,359 and 66,408,025 weighted average shares of TSAT Common Stock were issued and outstanding during the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(17) Represents pro forma loss per share assuming 197.5 million weighted average shares of New PRIMESTAR Common Stock were outstanding during the nine months ended September 30, 1997 and the year ended December 31, 1996. Such weighted average share amount assumes that the estimated number of shares of New PRIMESTAR Common Stock that would have been issued if the Restructuring Transaction and the TSAT Merger had occurred on September 30, 1997 had been outstanding since January 1, 1996.

                                "NEW PRIMESTAR"

        SUPPLEMENTAL CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

  Pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Restructuring Agreement"), among TCI Satellite Entertainment, Inc. ("TSAT"), PRIMESTAR, Inc. ("New PRIMESTAR"), Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), and GE American Communications, Inc. ("GE Americom"), and (ii) the Asset Transfer Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement"), between TSAT and New PRIMESTAR, it is contemplated that a business combination (the "Restructuring Transaction") will be consummated whereby (a) TSAT will contribute and transfer to New PRIMESTAR pursuant to the TSAT Asset Transfer Agreement, (the "TSAT Asset Transfer") all of TSAT's assets and liabilities, except (I) the capital stock of Tempo Satellite, Inc., a wholly-owned subsidiary of TSAT ("Tempo") that holds certain authorizations granted by the Federal Communications Commission and other assets and liabilities relating to a proposed direct broadcast satellite system being constructed by Tempo, (II) the consideration to be received by TSAT in the Restructuring Transaction and
(III) the rights and obligations under certain agreements with New PRIMESTAR (such contributed and transferred assets and liabilities, the "TSAT Business"), and (b) the business of PRIMESTAR Partners L.P. (the "Partnership") and the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)") of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR. New PRIMESTAR is a newly formed wholly-owned subsidiary of TSAT. See note 1.

  The following unaudited supplemental condensed pro forma combined financial statements of New PRIMESTAR give effect to the Restructuring Transaction but do not give effect to certain other transactions that are reflected in the unaudited primary condensed pro forma combined financial statements of New PRIMESTAR, included elsewhere herein. Accordingly, the following supplemental pro forma financial information of New PRIMESTAR is a part of, and should be read in conjunction with, the primary pro forma financial information of New PRIMESTAR. The following unaudited supplemental condensed pro forma combined balance sheet of New PRIMESTAR, dated as of September 30, 1997, assumes that the Restructuring Transaction had occurred as of such date. The following unaudited supplemental condensed pro forma combined statements of operations of New PRIMESTAR for the nine months ended September 30, 1997 and the year ended December 31, 1996 assume that the Restructuring Transaction had occurred as of January 1, 1996.

  The unaudited supplemental pro forma results do not purport to be indicative of the results of operations that would have been obtained if the Restructuring Transaction had occurred as of January 1, 1996. The supplemental condensed pro forma combined financial statements of New PRIMESTAR should be read in conjunction with the historical financial statements and notes thereto of TSAT, Time Warner Satellite Services Group ("TWSSI"), Cox Communications, Inc.--Direct Broadcast Satellite Business ("Cox Satellite"), Comcast Satellite Communications, Inc. and Comcast DBS, Inc. (collectively, "Comcast Satellite"), MediaOne, Inc.--Direct Broadcast Satellite Business ("MediaOne Satellite") and the Partnership, included elsewhere herein. Such financial statements present historical financial information with respect to TSAT and the PRIMESTAR Assets, the PRIMESTAR Liabilities and the Partnership Interests (each as defined in note 1) of each of TWE, Newhouse, Comcast, Cox and MediaOne, which assets and liabilities, together with the Partnership Interest indirectly held by GE Americom, will be consolidated into New PRIMESTAR pursuant to the Restructuring Transaction.

                                "NEW PRIMESTAR"

            SUPPLEMENTAL CONDENSED PRO FORMA COMBINED BALANCE SHEET

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                                                   HISTORICAL
                                                                            -----------------------------------------------
                                         TSAT     PRO FORMA        TSAT                 COX     COMCAST  MEDIAONE
                                      HISTORICAL ADJUSTMENTS    BUSINESS(1)  TWSSI   SATELLITE SATELLITE SATELLITE  GEAS
                                      ---------- -----------    ----------- -------  --------- --------- --------- -------
                                                                                            AMOUNTS IN THOUSANDS
ASSETS
Cash,
receivables and
prepaids........                      $   41,257       --          41,257    17,715     9,078     6,824    38,574      --

Investment in,
and related
advances to, the
Partnership.....                          19,952       --          19,952    28,494    10,214     9,122    31,984   13,273
Property and
equipment, net
of accumulated
depreciation:
 Satellites.....                         463,133  (463,133)(2)        --        --        --        --        --       --
 Satellite
 reception and
 other..........                         636,225       --         636,225   447,898   114,823   107,929   154,398      --
                                      ----------  --------        -------   -------   -------   -------   -------  -------
                                       1,099,358  (463,133)       636,225   447,898   114,823   107,929   154,398      --
Intangible
assets..........                             --        --             --        --        --        --     31,932      --
Other assets....                          28,479       --          28,479        93     8,572    25,145       349      --

                                      ----------  --------        -------   -------   -------   -------   -------  -------
                                      $1,189,046  (463,133)       725,913   494,200   142,687   149,020   257,237   13,273
                                      ==========  ========        =======   =======   =======   =======   =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Payables,
accruals and
other operating
liabilities.....                      $  152,479       --         152,479    74,313    17,554    41,891    46,202      --

Due to the
Partnership.....                         463,133  (463,133)(2)        --        --        --        --        --       --
Debt:
 Due to parent..                             --        --             --    513,104   199,348   174,436   209,882      --
 Other..........                         365,760       --         365,760       --        --        --        --       --
Deferred income
taxes...........                             --        --             --        --     (1,956)      --     13,417      --
                                      ----------  --------        -------   -------   -------   -------   -------  -------
 Total
 liabilities....                         981,372  (463,133)       518,239   587,417   214,946   216,327   269,501      --
                                      ----------  --------        -------   -------   -------   -------   -------  -------
Equity:
 TSAT...........                         207,674  (207,674)(3)        --        --        --        --        --       --
 New PRIMESTAR:
 Class A Common
 Stock..........                             --        --             --        --        --        --        --       --
 Class B Common
 Stock..........                             --        --             --        --        --        --        --       --
 Class C Common
 Stock..........                             --        --             --        --        --        --        --       --
 Additional
 paid-in
 capital........                             --    207,674 (3)    207,674       --        --     31,801       --    56,183

 Accumulated
 deficit........                             --        --             --    (93,217)  (72,259)  (99,108)  (12,264) (42,910)
 Partners'
 capital........                             --        --             --        --        --        --        --       --
                                      ----------  --------        -------   -------   -------   -------   -------  -------
                                         207,674       --         207,674   (93,217)  (72,259)  (67,307)  (12,264)  13,273
                                      ----------  --------        -------   -------   -------   -------   -------  -------
                                      $1,189,046  (463,133)       725,913   494,200   142,687   149,020   257,237   13,273
                                      ==========  ========        =======   =======   =======   =======   =======  =======
                                                                                  NEW
                                                                               PRIMESTAR
                                                                              PRO FORMA FOR
                                                              PRO FORMA       RESTRUCTURING
                                      PARTNERSHIP COMBINED   ADJUSTMENTS       TRANSACTION
                                      ----------- ---------- ---------------- -------------
ASSETS
Cash,
receivables and
prepaids........                        160,013     273,461     (25,560)(10)      133,062
                                                               (114,839)(11)
Investment in,
and related
advances to, the
Partnership.....                            --      113,039    (113,039)(7)           --
Property and
equipment, net
of accumulated
depreciation:
 Satellites.....                        543,070     543,070          --           543,070
 Satellite
 reception and
 other..........                         17,073   1,478,346    (258,285)(6)     1,220,061
                                      ----------- ---------- ---------------- -------------
                                        560,143   2,021,416    (258,285)        1,763,131
Intangible
assets..........                            --       31,932     945,507 (6)     1,196,338
                                                                218,899 (8)
Other assets....                             96      62,734     (25,145)(6)        29,760
                                                                 (7,829)(10)
                                      ----------- ---------- ---------------- -------------
                                        720,252   2,502,582     619,709         3,122,291
                                      =========== ========== ================ =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Payables,
accruals and
other operating
liabilities.....                         81,540     413,979     (11,942)(10)      287,198
                                                               (114,839)(11)
Due to the
Partnership.....                            --          --          --                --
Debt:
 Due to parent..                            --    1,096,770  (1,096,770)(10)          --
 Other..........                        555,000     920,760     483,736 (5)     1,404,496
Deferred income
taxes...........                            --       11,461     218,899 (8)       230,360
                                      ----------- ---------- ---------------- -------------
 Total
 liabilities....                        636,540   2,442,970    (520,916)        1,922,054
                                      ----------- ---------- ---------------- -------------
Equity:
 TSAT...........                            --          --          --                --
 New PRIMESTAR:
 Class A Common
 Stock..........                            --          --          663 (4)         1,833
                                                                  1,170 (5)
 Class B Common
 Stock..........                            --          --           85 (4)            85
 Class C Common
 Stock..........                            --          --          138 (5)           138
 Additional
 paid-in
 capital........                            --      295,658     206,926 (4)     1,198,181
                                                                991,255 (5)
                                                               (295,658)(9)
 Accumulated
 deficit........                            --     (319,758)    319,758 (9)           --
 Partners'
 capital........                         83,712      83,712     (83,712)(9)           --
                                      ----------- ---------- ---------------- -------------
                                         83,712      59,612   1,140,625         1,200,237
                                      ----------- ---------- ---------------- -------------
                                        720,252   2,502,582     619,709         3,122,291
                                      =========== ========== ================ =============

 See accompanying notes to unaudited supplemental condensed pro forma combined financial statements.

                                "NEW PRIMESTAR"

       SUPPLEMENTAL CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                                             HISTORICAL
                                                      -----------------------------------------------------------
                     TSAT      PRO FORMA     TSAT                  COX     COMCAST  MEDIAONE
                  HISTORICAL  ADJUSTMENTS BUSINESS(1)  TWSSI    SATELLITE SATELLITE SATELLITE  GEAS   PARTNERSHIP  COMBINED
                  ----------  ----------- ----------- --------  --------- --------- --------- ------  ----------- ----------
                                                                        AMOUNTS IN THOUSANDS
Revenue.......... $ 406,072       --        406,072    276,158    78,773    81,057    77,955     --     450,973    1,370,988
Operating,
selling, general
and
administrative
expenses.........  (351,405)      --       (351,405)  (226,894)  (70,732)  (71,826)  (65,591)    --    (480,302)  (1,266,750)

Depreciation and
amortization.....  (177,415)      --       (177,415)   (48,724)  (31,041)  (21,248)  (18,875)    --      (2,856)    (300,159)
                  ---------       ---      --------   --------   -------   -------   -------  ------   --------   ----------
 Operating income
 (loss)..........  (122,748)      --       (122,748)       540   (23,000)  (12,017)   (6,511)    --     (32,185)    (195,921)
Interest
expense..........   (33,965)      --        (33,965)   (20,637)   (8,034)  (11,481)   (4,591)    --     (13,130)     (91,838)

Share of losses
of the
Partnership......   (11,610)      --        (11,610)   (11,424)   (4,259)   (4,352)   (4,886) (7,264)       --       (43,795)
Other, net.......     1,779       --          1,779     (1,097)     (388)      232      (123)    --       1,453        1,856
                  ---------       ---      --------   --------   -------   -------   -------  ------   --------   ----------
 Loss before
 income taxes....  (166,544)      --       (166,544)   (32,618)  (35,681)  (27,618)  (16,111) (7,264)   (43,862)    (329,698)
Income tax
benefit..........       --        --            --         --     12,621       --      6,047     --         --        18,668
                  ---------       ---      --------   --------   -------   -------   -------  ------   --------   ----------
 Net loss........ $(166,544)      --       (166,544)   (32,618)  (23,060)  (27,618)  (10,064) (7,264)   (43,862)    (311,030)
                  =========       ===      ========   ========   =======   =======   =======  ======   ========   ==========
                                      NEW
                                   PRIMESTAR
                                  PRO FORMA FOR
                   PRO FORMA      RESTRUCTURING
                  ADJUSTMENTS      TRANSACTION
                  --------------- -------------
Revenue..........  (450,973)(12)     920,015
Operating,
selling, general
and
administrative
expenses.........   450,973 (12)    (809,289)
                      6,488 (13)
Depreciation and
amortization.....   (49,157)(13)    (442,179)
                    (92,863)(14)
                  --------------- -------------
 Operating income
 (loss)..........  (135,532)        (331,453)
Interest
expense..........   (36,280)(15)     (83,375)
                     44,743 (16)
Share of losses
of the
Partnership......    43,795 (17)         --
Other, net.......       --             1,856
                  --------------- -------------
 Loss before
 income taxes....   (83,274)        (412,972)
Income tax
benefit..........    33,309 (18)      51,977
                  --------------- -------------
 Net loss........   (49,965)        (360,995)
                  =============== =============

 See accompanying notes to unaudited supplemental condensed pro forma combined financial statements.

                                "NEW PRIMESTAR"

       SUPPLEMENTAL CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                                              HISTORICAL
                                                       -----------------------------------------------------------
                      TSAT      PRO FORMA     TSAT                  COX     COMCAST  MEDIAONE
                   HISTORICAL  ADJUSTMENTS BUSINESS(1)  TWSSI    SATELLITE SATELLITE SATELLITE  GEAS   PARTNERSHIP  COMBINED
                   ----------  ----------- ----------- --------  --------- --------- --------- ------  ----------- ----------
                                                                         AMOUNTS IN THOUSANDS
Revenue..........   $417,461       --        417,461    277,083    68,291    65,574    68,879     --     412,999    1,310,287
Operating
selling, general
and
administrative
expenses.........   (410,390)      --       (410,390)  (241,566)  (66,146)  (62,021)  (60,107)    --    (426,561)  (1,266,791)

Depreciation and
amortization.....   (191,355)      --       (191,355)   (45,449)  (21,704)  (17,956)  (14,740)    --      (3,261)    (294,465)
                   ---------       ---      --------   --------   -------   -------   -------  ------   --------   ----------
 Operating loss..   (184,284)      --       (184,284)    (9,932)  (19,559)  (14,403)   (5,968)    --     (16,823)    (250,969)
Interest
expense..........     (2,023)      --         (2,023)   (20,921)   (6,898)   (8,442)  (11,914)    --        (737)     (50,935)

Share of losses
of the
Partnership......     (3,275)      --         (3,275)    (5,314)   (1,397)   (1,647)   (1,830) (3,212)       --       (16,675)
Other, net.......      3,641       --          3,641     (1,054)     (151)      126       (87)    --       1,858        4,333
                   ---------       ---      --------   --------   -------   -------   -------  ------   --------   ----------
 Loss before
 income taxes....   (185,941)      --       (185,941)   (37,221)  (28,005)  (24,366)  (19,799) (3,212)   (15,702)    (314,246)
Income tax
benefit..........     45,937       --         45,937        --      9,791       --      7,842     --         --        63,570
                   ---------       ---      --------   --------   -------   -------   -------  ------   --------   ----------
 Net loss........  $(140,004)      --       (140,004)   (37,221)  (18,214)  (24,366)  (11,957) (3,212)   (15,702)    (250,676)
                   =========       ===      ========   ========   =======   =======   =======  ======   ========   ==========
                                       NEW
                                    PRIMESTAR
                                   PRO FORMA FOR
                    PRO FORMA      RESTRUCTURING
                   ADJUSTMENTS      TRANSACTION
                   --------------- -------------
Revenue..........   (412,999)(12)     897,288
Operating
selling, general
and
administrative
expenses.........    412,999 (12)    (847,885)
                       5,907 (13)
Depreciation and
amortization.....   (101,930)(13)    (520,212)
                    (123,817)(14)
                   --------------- -------------
 Operating loss..   (219,840)        (470,809)
Interest
expense..........    (48,374)(15)     (51,134)
                      48,175 (16)
Share of losses
of the
Partnership......     16,675 (17)         --
Other, net.......        --             4,333
                   --------------- -------------
 Loss before
 income taxes....   (203,364)        (517,610)
Income tax
benefit..........     81,345 (18)     144,915
                   --------------- -------------
 Net loss........   (122,019)        (372,695)
                   =============== =============

 See accompanying notes to unaudited supplemental condensed pro forma combined financial statements.

                                "NEW PRIMESTAR"

    NOTES TO SUPPLEMENTAL CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

 (1) The Restructuring Agreement provides for, among other things, the following transactions to occur on the closing date of the Restructuring
     Transaction:

     (x) consummation of the TSAT Asset Transfer whereby TSAT will contribute and transfer the TSAT Business to New PRIMESTAR;

     (y) the merger (each a "Merger" and, collectively, the "Mergers") of each of (I) Comcast DBS, Inc., a subsidiary of Comcast whose sole asset is Comcast's 10.43% interest in the Partnership, (II) Comcast Satellite Communications, Inc., a subsidiary of Comcast that holds Comcast's PRIMESTAR(R) distribution business, (III) Cox Satellite, Inc., a subsidiary of Cox that holds Cox's 10.43% interest in the Partnership and Cox's PRIMESTAR(R) distribution business, and (IV) GE Americom Services, Inc. ("GEAS"), a subsidiary of GE Americom that holds GE Americom's 16.56% interest in the Partnership, with and into New PRIMESTAR, in each case in accordance with the terms of a merger agreement with New PRIMESTAR; and

     (z) the contribution and transfer to New PRIMESTAR by each of TWE, Newhouse, and MediaOne (or, in the case of MediaOne, certain subsidiaries of MediaOne) of its respective partnership interest in the Partnership (collectively, and together with the partnership interests of the other partners to the Partnership, the "Partnership Interests"), and its PRIMESTAR(R) subscribers and certain other related assets (collectively, and together with all such assets to be acquired by New PRIMESTAR in the Restructuring Transaction, the "PRIMESTAR Assets") and related liabilities (collectively the "PRIMESTAR Liabilities"), in each case in accordance with the terms of an asset contribution agreement with New PRIMESTAR. The TSAT Asset Transfer and the contribution and transfer of assets by each of TWE, Newhouse and MediaOne are each sometimes referred to herein as an "Asset Transfer."

     In connection with the Mergers and the Asset Transfers, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom will, directly or indirectly, receive from New PRIMESTAR (i) in the case of Cox and MediaOne, an amount of cash, and in the case of TSAT, Newhouse, TWE, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR,
   (ii) shares of Class A Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock"), (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class B Common Stock"), and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class C Common Stock"), in each case in an amount determined pursuant to the Restructuring Agreement.

   The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact New PRIMESTAR is a wholly-owned subsidiary of TSAT. The remaining elements of the Restructuring Transaction, as set forth above, will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities, of the parties to the Restructuring Agreement other than TSAT (the "Non-TSAT Parties"), and such acquisition will be accounted for using the purchase method of accounting. TSAT has been identified as the acquiror for accounting purposes and the predecessor for reporting purposes due to the fact that TSAT will own the largest interest in New PRIMESTAR immediately following consummation of the Restructuring Transaction. The fair value of the consideration to be issued to the Non-TSAT Parties will be allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities. The estimated fair value of the consideration to be issued to the Non-TSAT Parties and the estimated fair values of the assets and liabilities acquired, as reflected in the accompanying supplemental condensed pro forma combined financial statements, are based upon information available at the date of the preparation of these

                                "NEW PRIMESTAR"

   NOTES TO SUPPLEMENTAL CONDENSEDPRO FORMA COMBINED FINANCIAL STATEMENTS--
                                  (CONTINUED)

   supplemental condensed pro forma combined financial statements, and will be adjusted upon the final determination of such fair values. With the exception of possible changes to the purchase price that are described in note 3, management is not otherwise aware of any circumstances which would cause the final purchase price allocation to be significantly different from that which is reflected in the accompanying supplemental condensed pro forma combined balance sheet. However, actual valuations and allocations may differ from those reflected herein. The final purchase price allocation will be based on an appraisal that is expected to be completed within the 90-day period following the closing of the Restructuring Transaction. The Restructuring Agreement provides for the simultaneous consummation of all elements of the Restructuring Transaction and does not provide for the possibility that one or more of the parties to the Restructuring Agreement will not participate in the Restructuring Transaction.

 (2) Represents Tempo's historical assets and liabilities. Such assets and liabilities will not be transferred to New PRIMESTAR in the Restructuring Transaction.

 (3) Represents the contribution of the TSAT Business to New PRIMESTAR.

 (4) Represents the assumed issuance of 66,345,153 shares of New PRIMESTAR Class A Common Stock and 8,465,324 shares of New PRIMESTAR Class B Common Stock that will be exchanged for the TSAT Business. The value of such common stock has been recorded at TSAT's historical basis in the TSAT Business. The number of shares of New PRIMESTAR Class A Common Stock assumed to be issued includes 8,108,039 shares (the "TSAT Option Shares") to be issued to TSAT in respect of shares of TSAT Common Stock ("Issuable TSAT Shares") issuable at September 30, 1997 pursuant to certain stock options, restricted stock awards and other arrangements. Upon consummation of the TSAT Merger, all shares of New PRIMESTAR Common Stock issued to TSAT (including the TSAT Option Shares) will be cancelled, and all outstanding shares of TSAT Common Stock will be exchanged for shares of New PRIMESTAR Common Stock. Accordingly, the number of shares of New PRIMESTAR Common Stock issued to TSAT stockholders in connection with the TSAT Merger will be less than the number of shares of New PRIMESTAR Common Stock owned by TSAT prior to the TSAT Merger to the extent Issuable TSAT Shares are not issued and outstanding at the time of the TSAT Merger.

 (5) Represents the assumed issuance of 116,985,808 shares of New PRIMESTAR Class A Common Stock, 13,786,687 shares of New PRIMESTAR Class C Common Stock, and the debt that will be used to fund the cash portion of the aggregate consideration that will be exchanged for the Partnership Interests and PRIMESTAR Assets of the Non-TSAT Parties. Additional information concerning the aggregate purchase price is set forth below:

                                                            SEPTEMBER 30, 1997
                                                           --------------------
                                                           AMOUNTS IN THOUSANDS
    New PRIMESTAR Class A Common Stock (116,985,808
     shares valued at estimated fair value of $7.59 per
     share)..............................................       $  887,922(a)(b)
    New PRIMESTAR Class C Common Stock (13,786,687 shares
     valued at estimated fair value of $7.59 per share)..          104,641(a)(b)
    Cash consideration (or assumption of debt in lieu of
     cash consideration).................................          463,736(c)
    Bank debt of the Partnership to be assumed by New
     PRIMESTAR...........................................          555,000
    Other liabilities of Non-TSAT Parties to be assumed
     by New PRIMESTAR....................................          134,719
    TSAT's investment in the Partnership at carryover
     basis...............................................           19,952
    Estimated direct costs of acquisition (to be funded
     by debt of New PRIMESTAR)...........................           20,000
                                                                ----------
      Aggregate purchase price to be allocated to net
       assets acquired...................................       $2,185,970
                                                                ==========

                                "NEW PRIMESTAR"

   NOTES TO SUPPLEMENTAL CONDENSEDPRO FORMA COMBINED FINANCIAL STATEMENTS--
                                  (CONTINUED)

   --------
   (a) For purposes of the accompanying supplemental condensed pro forma combined financial statements, the new PRIMESTAR Common Stock to be issued to the Non-TSAT Parties has been preliminarily valued at $7.59 per share. The actual valuation will be determined after considering the per share market value of TSAT Common Stock and other relevant factors during a reasonable period before and after the closing date of the Restructuring Transaction, which is the date that the amount of cash and number of shares to be received by the Non-TSAT Parties will become fixed. Assuming no change in the number of shares of New PRIMESTAR Common Stock to be issued to the Non-TSAT Parties from September 30, 1997 to the closing date, each $1 increase (decrease) from the assumed per share valuation will result in an increase (decrease) of approximately $130.8 million to the value attributed to the New PRIMESTAR Common Stock to be received by the Non-TSAT Parties.
   (b) The aggregate number of shares of New PRIMESTAR Common Stock to be received by the Non-TSAT Parties, as reflected in the foregoing table, is based on (i) approximately 1,055,000 subscribers served by the Non-TSAT Parties at September 30, 1997, (ii) a calculation of TSAT Debt Per Sub (as defined in the Restructuring Agreement) of $426 as of September 30, 1997 and (iii) a per share value of $7.59 for TSAT Common Stock, computed as of September 30, 1997 in accordance with the methodology set forth in the Restructuring Agreement (the "Assigned TSAT Stock Value"). The actual number of shares of New PRIMESTAR Common Stock to be received by the Non-TSAT Parties will be based on
       (i) the actual number of subscribers served by the Non-TSAT Parties at the closing date, (ii) the actual TSAT Debt Per Sub at the closing date and (iii) the actual Assigned TSAT Stock Value at the closing date. Assuming no change in the TSAT Debt Per Sub and the Assigned TSAT Stock Value from September 30, 1997 to the closing date, each subscriber added by the Non-TSAT Parties will result in the receipt by the Non-TSAT Parties of approximately 89 additional shares of New PRIMESTAR Common Stock.
   (c) The cash consideration to be paid to, or debt to be assumed from, the Non-TSAT Parties, as reflected in the foregoing table, is based on (i) approximately 1,055,000 subscribers served by the Non-TSAT Parties on September 30, 1997, and (ii) a calculation of TSAT Debt Per Sub (as defined in the Restructuring Agreement) of $426 as of September 30, 1997. The actual cash consideration to be paid to, or debt to be assumed from, the Non-TSAT Parties will be based on the number of subscribers served by the Non-TSAT Parties at the closing date and the TSAT Debt Per Sub calculated at the closing date. Assuming no change in the number of subscribers served by the Non-TSAT Parties from September 30, 1997 to the closing date, each $1 increase (decrease) in the TSAT Debt Per Sub calculation will result in an approximate $1,055,000 increase (decrease) to the aggregate cash consideration to be paid to, or debt to be assumed from, the Non-TSAT Parties. Assuming no change in the TSAT Debt Per Sub calculation from September 30, 1997 to the closing date, each additional subscriber added by the Non-TSAT Parties from September 30, 1997 to the closing date will result in additional cash consideration to be paid to, or debt to be assumed from, the Non-TSAT Parties of $426.

 (6) Represents increases (decreases) to the Non-TSAT Parties' satellite reception and other property and equipment, intangible assets and other assets of $(258,285,000), $945,507,000 and $(25,145,000) to reflect the preliminary allocation of the Restructuring Transaction purchase price.

   The adjustment to the property and equipment is based on a $583,836,000 estimated depreciated replacement cost for the satellite reception and other property and equipment of the Non-TSAT Parties. Such amount is computed using the depreciation policies and useful lives of TSAT. The adjusted intangible assets balance represents the excess of the Restructuring Transaction purchase price over the estimated fair values of the identifiable net assets of the Non-TSAT Parties. New PRIMESTAR's intangible assets are

                                "NEW PRIMESTAR"

   NOTES TO SUPPLEMENTAL CONDENSEDPRO FORMA COMBINED FINANCIAL STATEMENTS--
                                  (CONTINUED)

   assumed to be primarily associated with its customer relationships, tradenames and goodwill, and, for pro forma purposes, have been amortized over useful lives of 4 years, 20 years and 20 years, respectively.

   The decrease to other assets represents the reclassification of the subscriber installation costs of Comcast Satellite. Such subscriber installation costs were reclassified to conform to New PRIMESTAR's classification of such costs as a component of property and equipment.

 (7) Represents the elimination of the investment in, and related advances to, the Partnership.

 (8) Represents the assumed increase in the deferred income tax liability as a result of the preliminary purchase price allocation. The actual deferred tax liability that will result from the final purchase price allocation may differ from such assumed deferred tax liability.

 (9) Represents the elimination of the historical equity of TSAT and the Non-TSAT Parties.

(10) Represents the elimination of all amounts due to or from the respective parents of the Non-TSAT Parties.

(11) Represents the elimination of all amounts payable by TSAT and the Non-TSAT Parties to the Partnership with respect to programming, satellite, national marketing and distribution fees.

(12) Represents the elimination of programming, satellite, national marketing and distribution fees received by the Partnership from TSAT and the Non-TSAT Parties.

(13) Adjusts depreciation expense to reflect the preliminary purchase price allocation and to conform the depreciation policies and depreciable lives of the Non-TSAT Parties to those of TSAT. TSAT computes depreciation on a straight-line basis using estimated useful lives of 4 to 6 years for satellite reception equipment; 3 to 10 years for support equipment and 4 years for subscriber installation costs. Also reclassifies amounts included in Comcast Satellite's operating, selling, general and administrative expenses that will be included in depreciation expense under New PRIMESTAR's accounting policies.

(14) Represents amortization of the intangible assets that result from the preliminary purchase price allocation. Such amortization is calculated using useful lives for intangible assets related to customer relationships, tradenames and goodwill of 4 years, 20 years and 20 years, respectively.

(15) Represents assumed interest expense on the debt to be incurred or assumed by New PRIMESTAR in connection with the Restructuring Transaction. The pro forma adjustment has been calculated using an assumed interest rate of 10% per annum. A 1/8% change in the assumed interest rate would have resulted in a $454,000 and $605,000 change to New PRIMESTAR's pro forma interest expense for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively.

(16) Represents the elimination of interest expense incurred on amounts owed to the respective parents of the Non-TSAT Parties.

(17) Represents the elimination of each partner's share of the losses of the Partnership.

(18) Represents the assumed income tax effect of the pro forma adjustments.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PRIMESTAR, Inc.

  We have audited the accompanying consolidated balance sheet of PRIMESTAR, Inc. and subsidiaries as of September 30, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a consolidated balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a consolidated balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

  In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of PRIMESTAR, Inc. and subsidiaries as of September 30, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Denver, Colorado
February 6, 1998

                        PRIMESTAR, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1997

ASSETS
Cash........................................................................ $10
                                                                             ===
STOCKHOLDER'S EQUITY
Common stock, $1 par value.
 Authorized 1,000 shares; issued and outstanding 10 shares.................. $10
                                                                             ===
Commitments and Contingencies (note 2)

             See accompanying notes to consolidated balance sheet.

                       PRIMESTAR, INC. AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED BALANCE SHEET

                              SEPTEMBER 30, 1997

(1)ORGANIZATION

  PRIMESTAR, Inc. ("New PRIMESTAR") and certain of its subsidiaries were incorporated on August 27, 1997, and subsequently, ten shares of New PRIMESTAR common stock were issued to TCI Satellite Entertainment, Inc. ("TSAT") for a capital contribution of $10. Since its formation, New PRIMESTAR has not conducted any significant activities other than those incident to its formation, the Restructuring Transaction, the TSAT Merger and the ASkyB Transaction (each as defined below).

  Pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Restructuring Agreement"), among TSAT, New PRIMESTAR, Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), US West Media Group, Inc. ("US West") and GE American Communications, Inc. ("GE Americom"), and (ii) the Asset Transfer Agreement dated as of February 6, 1998, (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement") between, TSAT and New PRIMESTAR, it is contemplated that a business combination (the "Restructuring Transaction") will be consummated whereby (a) TSAT will contribute and transfer to New PRIMESTAR pursuant to the TSAT Asset Transfer Agreement (the "TSAT Asset Transfer") all of TSAT's assets and liabilities except (I) the capital stock of Tempo Satellite, Inc., ("Tempo"), a wholly-owned subsidiary of TSAT that holds certain authorizations granted by the Federal Communications Commission (the "FCC") and other assets and liabilities relating to a proposed direct broadcast satellite ("DBS") system being constructed by Tempo, (II) the consideration to be received by TSAT in the Restructuring Transaction and (III) the rights and obligations under agreements with New PRIMESTAR related to the Restructuring Transaction (such contributed and transferred assets and liabilities, the "TSAT Business") and (b) the business of PRIMESTAR Partners L.P. (the "Partnership") and the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)") of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR.

  The Restructuring Agreement provides for, among other things, the following transactions to occur on the closing date of the Restructuring Transaction:

    (x) consummation of the TSAT Asset Transfer whereby TSAT will contribute and transfer the TSAT Business to New PRIMESTAR;

    (y) the merger (each a "Merger" and, collectively, the "Mergers") of such of (I) Comcast DBS, Inc., a subsidiary of Comcast whose sole asset is Comcast's 10.43% interest in the Partnership, (II) Comcast Satellite Communications, Inc., a subsidiary of Comcast that holds Comcast's PRIMESTAR(R) distribution business, (III) Cox Satellite, Inc., a subsidiary of Cox that holds Cox's 10.43% interest in the Partnership and Cox's PRIMESTAR(R) distribution business, and (IV) GE American Services, Inc. ("GEAS"), a subsidiary of GE Americom that holds GE Americom's 16.56% interest in the Partnership, with and into New PRIMESTAR, in each case in accordance with the terms of a merger agreement with New PRIMESTAR; and

    (z) the contribution and transfer to New PRIMESTAR by each of TWE, Newhouse, and MediaOne (or, in the case of MediaOne, certain subsidiaries of MediaOne) of its respective partnership interest in the Partnership (collectively, and together with the partnership interests of the other partners to the Partnership, the "Partnership Interests"), and its PRIMESTAR(R) subscribers and certain other related assets (collectively, and together with all such assets to be acquired by New PRIMESTAR in the Restructuring Transaction, the "PRIMESTAR Assets") and related liabilities (collectively the "PRIMESTAR Liabilities"), in each case in accordance with the terms of an asset contribution agreement with New

                       PRIMESTAR, INC. AND SUBSIDIARIES

  PRIMESTAR. The TSAT Asset Transfer and the contribution and transfer of assets by each of TWE, Newhouse and MediaOne are each sometimes referred to herein as an "Asset Transfer."

  In connection with the Mergers and the Asset Transfers, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom will, directly or indirectly, receive from New PRIMESTAR (i) in the case of Cox and MediaOne, an amount of cash and in the case of TSAT, Newhouse, TWE, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR, (ii) shares of Class A Common Stock, $.01 par value per share, of New PRIMESTAR, ("New PRIMESTAR Class A Common Stock"), (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class B Common Stock"), and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class C Common Stock"), in each case in an amount determined pursuant to the Restructuring Agreement.

  As a result of the TSAT Asset Transfer, TSAT will become a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, a current TSAT subsidiary that holds certain authorizations granted by the FCC and other assets and liabilities relating to a proposed DBS system being constructed by Tempo, (ii) its 36% ownership interest in New PRIMESTAR, and (iii) its rights and obligations under certain agreements with New PRIMESTAR.

  Immediately following the closing of the Restructuring Transaction, New PRIMESTAR will transfer and assign all of its assets to a wholly-owned subsidiary of New PRIMESTAR ("PRIMESTAR Satellite"), as a contribution to capital, and PRIMESTAR Satellite will assume certain indebtedness of New PRIMESTAR.

  The respective obligations of the parties to the Restructuring Agreement to consummate the Restructuring Transaction are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) approval of a five year strategic plan and budget of New PRIMESTAR for the fiscal years 1998 and 1999, in each case by a Super-Majority Vote (as defined in the Partnership's Limited Partnership Agreement, as amended) of the Partnership's Partners Committee; (b) approval of the Restructuring Agreement and the TSAT Merger Agreement (as described below) by the requisite vote of TSAT stockholders; (c) receipt of all orders and approvals of the FCC required in connection with the consummation of the transactions contemplated by the Restructuring Agreement, if any; (d) the absence of any legal restraint or prohibition preventing consummation of the Restructuring Transaction; and (e) receipt of approval for listing on the National Market tier of the Nasdaq Stock Market of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance. In July 1997, TSAT and the other parties to the Restructuring Transaction filed Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the waiting periods under the HSR Act with respect to the transactions described therein have since expired.

  The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact that New PRIMESTAR is a wholly-owned subsidiary of TSAT. The remaining elements of the Restructuring Transaction, as set forth above, will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities, of the parties to the Restructuring Agreement other than TSAT (the "Non-TSAT Parties"), and such acquisition will be accounted for using the purchase method of accounting. The fair value of the consideration to be issued to the Non-TSAT Parties will be allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities. TSAT has been identified as the acquiror for accounting purposes and the predecessor for reporting purposes due to the fact that TSAT will own the largest interest in New PRIMESTAR immediately following the consummation of the Restructuring Transaction.

  If the Restructuring Agreement had occurred on September 30, 1997, the total amount of funds required to be paid by New PRIMESTAR as cash consideration (or assumption of debt in lieu of cash consideration) in the Restructuring Transaction would have been approximately $464 million, comprised of (i) approximately

                       PRIMESTAR, INC. AND SUBSIDIARIES

  $66 million and $70 million in cash to be paid in the aggregate to Cox and MediaOne, respectively and (ii) approximately $242 million, $72 million and $14 million, of debt to be assumed by New PRIMESTAR in the aggregate in respect of TWE and Newhouse (collectively), Comcast and G.E. Americom, respectively. In addition, New PRIMESTAR would have assumed indebtedness of TSAT and the Partnership aggregating approximately $921 million if the Restructuring Transaction had occurred on September 30, 1997. The actual cash consideration to be paid to, or debt to be assumed from, the Non-TSAT Parties will be based on, among other things, subscriber counts and TSAT's debt balance at the closing date. In order to fund such cash consideration and repay such assumed debt, New PRIMESTAR intends to obtain debt financing. No assurance can be given that New PRIMESTAR will successfully complete such debt financing.

  Pursuant to an Agreement and Plan of Merger dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Merger Agreement"), between TSAT and New PRIMESTAR, it is contemplated that, subsequent to the consummation of the Restructuring Transaction, TSAT will be merged with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation (the "TSAT Merger"). In connection therewith (i) each outstanding share of Series A Common Stock, $1 par value per share, of TSAT ("TSAT Series A Common Stock") will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock, and (ii) each outstanding share of Series B Common Stock, $1 par value per share, of TSAT ("TSAT Series B Common Stock") will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, subject to adjustment. Each share of New PRIMESTAR's Common Stock then held by TSAT will be cancelled.

  The Restructuring Transaction (including the TSAT Asset Transfer) and the TSAT Merger are collectively referred to herein as the Roll-up Plan. If the Roll-up Plan is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. As described below, consummation of the TSAT Merger is subject to regulatory approval and other conditions to closing set forth in the TSAT Merger Agreement. Accordingly, the TSAT Merger may not be consummated even if the Roll-up Plan is approved and the Restructuring Transaction is consummated.

  Upon the closing of the TSAT Merger, the then existing shareholders of TSAT will become the direct owners of TSAT's ownership interest in New PRIMESTAR. The respective obligations of the parties to the TSAT Merger Agreement to consummate the TSAT Merger are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) approval of the Roll-up Plan by the requisite vote of TSAT stockholders; (b) occurrence of one of the following: (i) FCC approval of TSAT's pending application to transfer control of Tempo to New PRIMESTAR, (ii) divestiture by TSAT of the construction permit issued by the FCC to Tempo authorizing construction of a high-power DBS system (together with related authorizations (the "FCC Permit")), or (iii) FCC permission to consummate the TSAT Merger without divestiture of the FCC Permit (including pursuant to an agreement to divest the FCC Permit within a specific time period following the TSAT Effective
  Time); (c) the absence of any legal restraint or prohibition preventing consummation of the TSAT Merger, (d) receipt of approval for listing on the National Tier of The Nasdaq Stock Market of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement subject to official notice of issuance. In addition, New PRIMESTAR has the right to terminate the TSAT Merger Agreement and abandon the TSAT Merger, under certain circumstances. In light of the foregoing conditions, there can be no assurance that the TSAT Merger will be consummated as currently contemplated by the TSAT Merger Agreement.

  The TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR. Such acquisition will be accounted for at TSAT's historical cost since (i) the percentage of New PRIMESTAR owned by TSAT prior to consummation of the TSAT Merger will be approximately equal to the percentage of New PRIMESTAR to be owned by TSAT shareholders following consummation of the TSAT Merger and (ii) the TSAT Merger and the Restructuring Transaction are both a part of the Roll-up Plan.

                       PRIMESTAR, INC. AND SUBSIDIARIES

  In a separate transaction (the "ASkyB Transaction"), pursuant to an asset acquisition agreement, dated as of June 11, 1997 (together with the exhibits and schedules thereto, the "ASkyB Agreement") among the Partnership, The News Corporation Limited ("News Corp."), MCI Telecommunications Corporation, the principal domestic operating subsidiary of MCI Communications Corporation ("MCI"), American Sky Broadcasting LLC, a wholly-owned subsidiary of News Corp. ("ASkyB"), and for certain purposes only, each of the partners of the Partnership, New PRIMESTAR will acquire from MCI two high power communications satellites currently under construction (the "MCI Satellites"), certain authorizations granted to MCI by the FCC to operate a direct broadcast satellite business at the 110(degrees) West Longitude orbital location using 28 transponder channels, and certain related contracts (the "MCI FCC Licenses"). In consideration, ASkyB will receive non-voting convertible securities of New PRIMESTAR, comprising, subject to closing adjustments, approximately $600 million liquidation value of non-voting convertible preferred stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Convertible Preferred Stock") (convertible into approximately 52 million shares of non-voting Series D Common Stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Class D Common Stock"), subject to adjustment) and approximately $516 million principal amount of convertible subordinated notes of New PRIMESTAR (the "New PRIMESTAR Convertible Subordinated Notes") (convertible into approximately 45 million shares of New PRIMESTAR Class D Common Stock). The New PRIMESTAR Convertible Subordinated Notes will be due and payable, and the New PRIMESTAR Convertible Preferred Stock will be mandatorily redeemable, on the tenth anniversary of the date of issuance. The New PRIMESTAR Convertible Preferred Stock will accrue cumulative dividends at the annual rate of 5% of the liquidation value of such shares and the New PRIMESTAR Convertible Subordinated Notes will have an interest rate of 5%. Dividends on the New PRIMESTAR Convertible Preferred Stock and interest on the New PRIMESTAR Convertible Subordinated Notes will be payable in cash or, at the option of New PRIMESTAR, in shares of the non-voting New PRIMESTAR Class D Common Stock, for a period of four years. Thereafter, all dividend and interest payments will be made solely in cash. Such convertible securities, and the shares of New PRIMESTAR Class D Common Stock issued to ASkyB or any of its affiliates upon conversion of such New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes, or in payment of dividend or interest obligations thereunder, will be non-voting; however, shares of New PRIMESTAR Class D Common Stock will in turn automatically convert into shares of New PRIMESTAR Class A Common Stock, on a one-to-one basis, upon transfer to any person other than ASkyB, News Corp. or any of their respective affiliates.

  As described below, consummation of the ASkyB Transaction is contingent on, among other things, receipt of all necessary government and regulatory approvals, and accordingly, no assurance can be given that the ASkyB Transaction will be consummated.

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the ASkyB Transaction may not be consummated until
  (i) applicable Notification and Report Forms have been submitted and certain information has been furnished to the FTC and the Antitrust Division, and (ii) required waiting periods have expired or terminated. Each of the Partnership, on behalf of New PRIMESTAR or, alternatively, on behalf of itself in the event the Restructuring Transaction is not consummated, Rupert Murdoch, News Corp. and MCI have filed Notification and Report Forms with the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"). All of such filings were made on July 18, 1997. On August 15, 1997, the Antitrust Division asked for further information about the ASkyB Transaction, and that information is in the process of being supplied. Until all recipients of the Antitrust Division's request for additional information substantially comply with the request, the waiting period under the HSR Act is suspended. Each of News Corp., MCI, ASkyB and the Partnership has agreed, pursuant to the ASkyB Agreement, to use its commercially reasonable efforts to obtain all approvals from regulatory authorities, including, without

                       PRIMESTAR, INC. AND SUBSIDIARIES
  limitation, the FCC, the Department of Justice and the FTC, necessary to consummate the transactions contemplated by the ASkyB Agreement.

  Consummation of the ASkyB Transaction is also subject to either (i) the receipt of an order adopted by the FCC which has not been reversed, reconsidered, stayed, enjoined set aside, annulled or suspended and the expiration of the 30 day period for any such action on the FCC's own motion with respect to the grant of the license to MCI for the authorization to construct, launch and operate satellites in the DBS service at 110(degrees) W.L. providing 28 transponder channels of service and assignment of such license to New PRIMESTAR or its designee or (ii) the implementation of an Acceptable Alternative Arrangement (as defined). On August 15, 1997, the Partnership (on behalf of New PRIMESTAR) and MCI filed an application with the FCC for consent to the assignment to New PRIMESTAR of the high power DBS authorizations and certain other assets owned by MCI (the "Assignment Application"). The Assignment Application must be approved by the FCC before the consummation of the ASkyB Transaction. The FCC placed the Assignment Application on Public Notice for comments. While MCI has a contractual obligation to maintain its due diligence at the FCC with respect to its DBS authorizations that are subject to the Assignment Application, there can be no assurance that MCI will do so. Specifically, MCI must file evidence demonstrating that it has completed contracting for the construction of the satellites by December 20, 1997; however, the Partnership cannot guarantee that MCI will make such a filing. If it does not file its contract, the FCC may revoke MCI's DBS authorizations, thereby endangering the ASkyB Transaction and the pending Assignment Application.

  Numerous parties have filed comments and petitions to deny with regard to the Assignment Application. The petitions and comments urge the FCC to either deny the Assignment Application or to condition its approval. The Partnership, MCI and News Corp. filed separate oppositions to these petitions. Replies were filed on October 20, 1997. The issues raised in these petitions, comments and replies include the following: (1) opposition to the Partnership or New PRIMESTAR holding the 110(degrees) W.L. authorization; (2) opposition to the Partnership or New PRIMESTAR simultaneously holding authorizations for both 110(degrees) W.L. orbital position (28 transponders) and the 119(degrees) W.L. orbital position (11 transponders), which together represent about 40% of the total transponder capacity in the three orbital positions allocated to the U.S. for DBS service that provide full CONUS visibility; (2) requests for extension of the FCC's rules governing access to satellite delivered programming to News Corp. and expansion of those rules to programming not delivered by satellite (such as broadcast television stations), and (3) issues relating to the possible applicability of the foreign ownership restrictions of
  Section 310(b) of the Communications Act of 1934, as amended. There can be no assurance that the FCC's review of these and other documents or the Assignment Application will be favorable, or that the FCC will not impose conditions unacceptable to New PRIMESTAR, MCI, ASkyB or News Corp. in connection with its review.

  The ASkyB Agreement provides that if the Restructuring Transaction has not closed by March 8, 1998, and the closing conditions set forth in the ASkyB Agreement have all been satisfied, then News Corp., MCI and ASkyB (collectively, the "ASkyB Transferors") shall have the right to transfer to the Partnership the assets contemplated to be transferred to New PRIMESTAR under the ASkyB Transaction, in exchange for such consideration, having an aggregate fair market value equal to the aggregate consideration to have been received by the ASkyB Transferors pursuant to the ASkyB Transaction, as the Partnership and the ASkyB Transferors shall mutually agree.

(2)COMMITMENTS AND CONTINGENCIES

  In connection with (i) the contribution to New PRIMESTAR (by asset transfer or merger) by each Class C Stockholder (or its subsidiaries or affiliates) of its Partnership Interest and PRIMESTAR Assets, as part of the Restructuring Transaction, and (ii) the prior arrangement by each Class C Stockholder for the issuance

                       PRIMESTAR, INC. AND SUBSIDIARIES
  of an irrevocable transferable letter of credit (collectively, the "GE-2 Letters of Credit") for the benefit of GE Americom to provide collateral security for certain obligations of the Partnership to GE Americom, and each Class C Stockholder's related obligation to reimburse the issuing bank for any drawings made under such GE-2 Letter of Credit pursuant to an existing reimbursement agreement and/or other existing documentation between such Class C Stockholder and the issuing bank (collectively, the "Reimbursement Documentation"), and as a condition to the Restructuring Transaction, New PRIMESTAR will enter into a reimbursement agreement with each Class C Stockholder (collectively, the "Reimbursement Agreements"). The Reimbursement Agreements will provide for, among other things, the assumption by New PRIMESTAR of all the obligations of the Class C Stockholders under the Reimbursement Documentation and the GE-2 Letters of Credit, including all existing and future payment obligations of the Class C Stockholders thereunder, and the indemnification by New PRIMESTAR of the Class C Stockholders for any and all losses, claims, damages, liabilities, deficiencies, obligations, costs and expenses of the Class C Stockholders relating thereto.

  Pursuant to the Restructuring Agreement, if the closing of the Restructuring Transaction (the "Closing") occurs, New PRIMESTAR and its subsidiaries, jointly and severally, will indemnify each Class C Stockholder, GE Americom, each affiliate of a Class C Stockholder or GE Americom, and each of their respective officers, directors, employees and agents against and hold them harmless from (i) any and all losses, liabilities, claims, damages, costs and expenses suffered or incurred by any such indemnified party arising out of or resulting from any PRIMESTAR Liabilities of any Class C Stockholder or GE Americom, (ii) any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from the operation by New PRIMESTAR, its subsidiaries, or any of their respective predecessors of the digital satellite business or the ownership by New PRIMESTAR, its subsidiaries, or any of their respective predecessors of any assets used primarily therein, whether before, on or after the Closing Date and (iii) any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from the business, affairs, assets or liabilities of New PRIMESTAR and its subsidiaries, whether arising before, on or after the date on which the Closing occurs (the "Closing Date").

  The Restructuring Agreement also provides that, if the Closing occurs, each of Comcast, Cox, MediaOne, TWE, Newhouse and GE Americom, severally and not jointly, will indemnify New PRIMESTAR, its subsidiaries and agents against and hold them harmless from any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from (A) (i) the operation by such indemnitor, its subsidiaries or any of their respective predecessors of any business other than the PRIMESTAR(R) distribution business or the digital satellite business or (ii) the ownership by such indemnitor, its subsidiaries or any of their respective predecessors of any assets other than PRIMESTAR Assets or assets used primarily in the digital satellite business, in any such case whether before, on or after the Closing Date or (B) the business, affairs, assets or liabilities, other than PRIMESTAR Liabilities, of such indemnitor after the Closing Date.

  In addition, the Restructuring Agreement provides that, if the Closing occurs, each of Comcast, Cox, MediaOne and GE Americom, severally and not jointly, will indemnify New PRIMESTAR, its subsidiaries and each of their respective officers, directors, employees and agents against and hold them harmless from, any and all losses, liabilities, claims, damages, costs and expenses arising out of or resulting from the breach of such indemnitor's representation and warranty relating to the assets and liabilities of its PRIMESTAR Subs. "PRIMESTAR Sub" means (i) with respect to Comcast, Comcast DBS and Comcast SCI, (ii) with respect to Cox, Cox SI, (iii) with respect to GE Americom GEAS and (iv) with respect to MediaOne, each subsidiary of MediaOne that is a party to the Asset Transfers.

  Pursuant to the Restructuring Agreement, each of Comcast, Cox and GE (each, in such capacity, a "Merger Indemnitor") will indemnify New PRIMESTAR, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from (i) all liability for

                       PRIMESTAR, INC. AND SUBSIDIARIES
  all taxes, other than transfer taxes, applicable to the conveyance and transfer of PRIMESTAR Assets and PRIMESTAR Liabilities pursuant to any Asset Transfers attributable to the operation or ownership of such party's PRIMESTAR Assets and Partnership Interest ("Covered Taxes") during the taxable period ending on or before the Closing Date or the portion that ends on the Closing Date of any taxable period that begins before and ends after the Closing Date (the "Pre-Closing Tax Period"). Taxes of the Merger Indemnitor's PRIMESTAR Sub for the Pre-Closing Tax Period, (ii) all liability for Covered Taxes of any corporation which, prior to the Closing, was affiliated with the Merger Indemnitor's PRIMESTAR Sub or with which the Merger Indemnitor's PRIMESTAR Sub, prior to the Closing, filed a consolidated, combined, unitary or aggregate tax return, (iii) all liability for Covered Taxes resulting from the merger of the Merger Indemnitor's PRIMESTAR Sub with and into New PRIMESTAR failing to qualify under either (I) Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code") coupled with a deemed liquidation of the Merger Indemnitor's PRIMESTAR Sub under Section 332 of the Code or (II) Section 368(a) of the Code (except, in either such case, for any failure to so qualify attributable to any action taken after the Closing by New PRIMESTAR or any of its subsidiaries, other than any such action expressly required or contemplated by the Restructuring Agreement), and (iv) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  The Restructuring Agreement also provides that each of MediaOne, Newhouse and TWE (each, in such capacity, a "Contribution Indemnitor") will indemnify New PRIMESTAR, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from (i) in the case of a transfer of assets (other than stock of a corporation) to New PRIMESTAR by such Contribution Indemnitor, all liability for Covered Taxes attributable to the operation or ownership of such assets during the Pre-Closing Tax Period, (ii) in the case of a transfer of stock of a corporation (a "Contributed Corporation") to New PRIMESTAR by such Contribution Indemnitor, all liability for Covered Taxes of the Contributed Corporation for the Pre-Closing Tax Period, (iii) in the case of a Contributed Corporation, all liability for Covered Taxes of any corporation which, prior to the Closing, was affiliated with the Contributed Corporation or with which the Contributed Corporation, prior to the Closing, filed a consolidated, combined, unitary or aggregate tax return, and (iv) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  Notwithstanding the foregoing, each Merger Indemnitor and Contribution Indemnitor will not be required to indemnify and hold harmless New PRIMESTAR and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives, and New PRIMESTAR will indemnify each such indemnitor, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from, (i) all liability for Covered Taxes of New PRIMESTAR for the taxable period that begins after the Closing Date or the portion that begins after the Closing Date of any taxable period that begins before and ends after the Closing Date (the "Post-Closing Tax Period"), (ii) all liability for Covered Taxes resulting from the merger of the Merger Indemnitor's PRIMESTAR Sub with and into New PRIMESTAR failing to qualify under Section 368(a) of the Code if such failure is attributable to any action taken after the Closing by New PRIMESTAR or any of its subsidiaries (other than any such action expressly required or contemplated by the Restructuring Agreement), and (iii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  In connection with the ASkyB Transaction, New PRIMESTAR will also assume certain obligations under certain specified contracts and other arrangements binding upon ASkyB, News Corp. and/or MCI, which will require New PRIMESTAR to make payments, subject to the terms and conditions of such contracts and arrangements. At September 30, 1997, the remaining commitments under such obligations to be assumed aggregated approximately $187 million.

                       TCI SATELLITE ENTERTAINMENT, INC.

                            SELECTED FINANCIAL DATA

  Selected financial data related to the financial condition and results of operations of TCI Satellite Entertainment, Inc. ("TSAT") for the indicated periods are summarized as follows (such information should be read in conjunction with the accompanying financial statements of TSAT) (amounts in thousands, except per share amounts):

                          NINE MONTHS ENDED
                            SEPTEMBER 30,             YEARS ENDED DECEMBER 31,
                          -------------------  -------------------------------------------
                            1997       1996      1996      1995     1994     1993    1992
                          ---------  --------  --------  --------  -------  ------  ------
SUMMARY STATEMENT OF
 OPERATIONS DATA:
Revenue.................  $ 406,072   300,249   417,461   208,903   30,279  11,679   4,614
Operating, selling,
 general and
 administrative
 expenses...............   (351,405) (294,310) (410,390) (214,117) (25,106) (7,069) (2,268)
Depreciation(1).........   (177,415)  (87,205) (191,355)  (55,488) (14,317) (6,513) (2,602)
                          ---------  --------  --------  --------  -------  ------  ------
  Operating loss........   (122,748)  (81,266) (184,284)  (60,702)  (9,144) (1,903)   (256)
Interest expense........    (33,965)      --        --        --       --      --      --
Share of losses of
 PRIMESTAR Partners L.P.
 ("PRIMESTAR
 Partners").............    (11,610)   (1,445)   (3,275)   (8,969) (11,722) (5,524) (4,561)
Other, net..............      1,779       311     1,618       306      306      88     --
Income tax benefit......        --     25,806    45,937    21,858    6,872   2,505   1,581
                          ---------  --------  --------  --------  -------  ------  ------
  Net loss..............  $(166,544)  (56,594) (140,004)  (47,507) (13,688) (4,834) (3,236)
                          =========  ========  ========  ========  =======  ======  ======
Net loss per common
 share:
  Historical............  $   (2.50)
                          =========
  Pro forma(2)..........             $   (.85)    (2.11)     (.72)
                                     ========  ========  ========

                                                     DECEMBER 31,
                         SEPTEMBER 30, ----------------------------------------
                             1997        1996     1995    1994    1993    1992
                         ------------- --------- ------- ------- ------- ------
SUMMARY BALANCE SHEET
 DATA:
Investment in, and
 related advances to,
 PRIMESTAR Partners.....  $   19,952      32,240  17,963   9,793  19,625    485
Property and equipment,
 net....................  $1,099,358   1,107,654 889,220 397,798  95,323 15,791
Total assets............  $1,189,046   1,180,273 933,443 410,105 116,495 18,583
Due to PRIMESTAR
 Partners...............  $  463,133     457,685 382,900 278,772  71,164    --
Debt....................  $  365,760     247,230     --      --      --     --
Equity..................  $  207,674     372,358 483,584 120,526  43,349 17,537

--------
(1) Effective October 1, 1996, TSAT (i) changed the method used to depreciate its subscriber installation costs, and (ii) reduced the estimated useful life of certain satellite reception equipment. The inception-to-date effect of the change in depreciation method aggregated $55,304,000 and was recorded during the fourth quarter of 1996. The effect of the reduction in estimated useful life was accounted for on a prospective basis. For additional information concerning the nature and quantified effects of such accounting changes, see note 3 to the Audited Financial Statements of TSAT.
(2) In connection with the December 4, 1996 consummation of the distribution by Tele-Communications, Inc. ("TCI") on December 4, 1996 (the "TSAT Spin-off Date") to certain of its stockholders of all the issued and outstanding shares of Series A Common Stock, $1.00 par value per share, of TSAT ("TSAT Series A Common Stock") and Series B Common Stock, $1.00 par value per share, of TSAT ("TSAT Series B Common Stock," and together with the TSAT Series A Common Stock, TSAT Common Stock") (the "TSAT Spin-off"), TSAT issued 66,407,608 shares of TSAT Common Stock. The pro forma net loss per common share amounts assume that the shares issued pursuant to the TSAT Spin-off were issued and outstanding since January 1, 1995. Accordingly the calculation of the pro forma net loss per share assumes weighted average shares outstanding of 66,407,608, 66,408,025 and 66,407,608 for the nine months ended September 30, 1996 and the years ended December 31, 1996 and 1995, respectively.

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


General

  The following discussion and analysis provides information concerning the financial condition and results of operations of TSAT and should be read in conjunction with the accompanying financial statements of TSAT.

Results of Operations

  TSAT has entered into binding agreements with respect to the Restructuring Transaction, TSAT Merger and ASkyB Transaction (each as defined in note 2 to the accompanying Unaudited Financial Statements of TSAT). Upon consummation of the Restructuring Transaction, TSAT Merger and the ASkyB Transaction, TSAT will be consolidated into PRIMESTAR, Inc. ("New PRIMESTAR"). New PRIMESTAR will be a significantly larger entity than TSAT, and it is anticipated that New PRIMESTAR will initially incur significantly greater losses than TSAT due primarily to disproportionately higher levels of depreciation, amortization and interest expense. In addition, it is anticipated that New PRIMESTAR will develop a proposed high-power direct broadcast satellite ("DBS") service, and that New PRIMESTAR may determine to migrate some or all of the existing medium-power PRIMESTAR(R) customers to such high-power service. Under such circumstances, New PRIMESTAR would necessarily be operating under a different cost structure than that of TSAT's medium-power business. No assurance can be given that the Restructuring Transaction, TSAT Merger and ASkyB Transaction will be consummated. The following discussion focuses on the results of operations of TSAT as a stand-alone entity without giving effect to the pending Restructuring Transaction, TSAT Merger and ASkyB Transaction.

  As described in greater detail below, TSAT reported net losses of $166,544,000 and $56,594,000 during the nine months ended September 30, 1997 and 1996, respectively, and $140,004,000, $47,507,000 and $13,688,000 during the years ended December 31, 1996, 1995 and 1994, respectively. Improvements in TSAT's results of operations are largely dependent upon its ability to increase its customer base while maintaining its pricing structure, reducing subscriber churn and effectively managing TSAT's costs. No assurance can be given that any such improvements will occur. In addition, TSAT incurs significant sales commission and installation costs when its customers initially subscribe to the service. Management expects that the costs of acquiring subscribers will continue to be significant. The high cost of obtaining new subscribers also magnifies the negative effects of subscriber churn.

  During the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995 and 1994, (i) TSAT's annualized subscriber churn rate (which represents the annualized number of subscriber terminations divided by the weighted average number of subscribers during the period) was 32.2%, 38.9%, 38.5%, 24.7% and 16.1%, respectively, and (ii) the average subscriber life implied by such subscriber churn rate was 3.1 years, 2.6 years, 2.6 years, 4.1 years and 6.2 years, respectively.

  As set forth above, TSAT experienced a higher rate of subscriber churn in 1996, as compared to the first nine months of 1997 and prior periods. TSAT believes that the higher 1996 churn rate is primarily attributable to the fact that subscribers were allowed to initiate service with no credit approval during the fourth quarter of 1995 and the first six months of 1996. Service to a significant number of such subscribers was terminated during 1996 after their accounts became delinquent. Such delinquent accounts contributed to a significant increase in TSAT's bad debt expense during 1996. TSAT has addressed this issue by implementing more stringent credit policies. In this regard, TSAT began to institute more selective credit policies during the third quarter of 1996 and further tightened such policies during the fourth quarter of 1996. TSAT believes that a significant percentage of the subscribers whose service was terminated during 1996 would not have been allowed to initiate service if the credit policies that are currently in effect had been in place during 1995.

  Although no assurance can be given, TSAT expects that churn rates for the remainder of 1997 and future periods will be lower than the levels experienced in 1996. If TSAT's churn rates were to return to, or increase

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

from, such 1996 levels, TSAT believes that its financial condition and results of operations would be adversely affected.

  TSAT currently offers a marketing program that allows subscribers to purchase TSAT's proprietary satellite reception equipment at a price that is less than TSAT's cost. Losses incurred by TSAT on such sales of satellite reception equipment are charged to operations in the periods such sales are consummated. To date, the number of customers selecting this marketing program has been insignificant. TSAT cannot presently predict whether a significant number of customers will take advantage of this marketing program in the future.

  Since July 1994, when PRIMESTAR Partners completed its conversion from an analog to a digital signal, TSAT has experienced significant growth in the number of customers and active authorized satellite receivers or integrated receiver/decoders ("Authorized Units"). In this regard, the numbers of customers and Authorized Units were as follows:

                    SEPTEMBER 30          DECEMBER 31,
                  ----------------- -------------------------
                    1997     1996     1996     1995    1994
                  -------- -------- -------- -------- -------
Customers          769,000  644,000  702,000  472,000  89,000
Authorized Units   888,000  735,000  805,000  535,000 100,000

  To the extent not otherwise described, increases in TSAT's revenue and operating, selling, general and administrative expenses, as detailed below, are primarily related to growth in customers and Authorized Units, as reflected in the foregoing table. TSAT is operating in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect TSAT's ability to continue to achieve significant growth in Authorized Units and revenue.

  As further described in note 11 to the accompanying Unaudited Financial Statements of TSAT, TCI Communications, Inc. ("TCIC"), a subsidiary of TCI, has historically provided TSAT with certain fulfillment services with respect to customers of the PRIMESTAR(R) programming service. From January 1, 1997 through July 21, 1997, charges for customer fulfillment services provided by TCIC were made pursuant to the fulfillment agreement as originally executed by TSAT and TCIC in connection with the TSAT Spin-off (the "Original Fulfillment Agreement"). The scheduled rates for the services provided by TCIC under the Original Fulfillment Agreement exceeded the scheduled rates upon which charges, historically, were allocated to TSAT for such services. Effective July 22, 1997, the Original Fulfillment Agreement was amended (as amended, the "Fulfillment Agreement") to, among other items, (i) change the termination date to December 31, 1997 and, (ii) reduce the scheduled rates for the customer fulfillment services provided by TCIC to rates that are comparable to those that were used to allocate fulfillment charges to TSAT prior to the TSAT Spin-off. In September and October 1997, TSAT entered into agreements with eight regional fulfillment companies (none of which is affiliated with TSAT or any other party to the Restructuring Transaction) to perform the services that will no longer be performed by TCIC following the termination of the Fulfillment Agreement. TSAT's management believes that the terms and conditions of such new third party fulfillment agreements are in the aggregate no less favorable to TSAT than the terms and conditions of the Original Fulfillment Agreement or the amended Fulfillment Agreement. The transition from TCIC to the third party contractors was completed in December 1997.

  Installation charges from TCIC include direct and indirect costs of performing installations. Through the TSAT Spin-off Date, TSAT capitalized a portion of such charges as subscriber installation costs based upon amounts charged by unaffiliated third parties to perform similar services. Subsequent to the TSAT Spin-off Date, TSAT has capitalized the full amount of installation fees paid to TCIC with respect to customers who have elected to lease satellite reception equipment.

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


Nine Months Ended September 30, 1997 and 1996

  Certain financial information concerning TSAT's operations is presented below (dollar amounts in thousands):

                                          NINE MONTHS ENDED SEPTEMBER 30,
                                      ------------------------------------------
                                              1997                 1996
                                      --------------------- --------------------
                                                 PERCENTAGE           PERCENTAGE
                                                  OF TOTAL             OF TOTAL
                                       AMOUNT     REVENUE    AMOUNT    REVENUE
                                      ---------  ---------- --------  ----------
Revenue:
  Programming and equipment rental..  $ 374,182      92%    $249,439      83%
  Installation......................     31,890       8       50,810      17
                                      ---------     ---     --------     ---
      Total revenue.................    406,072     100      300,249     100
                                      ---------     ---     --------     ---
Operating costs and expenses:
  Charges from PRIMESTAR Partners:
    Programming.....................   (126,681)    (31)     (88,007)    (29)
    Satellite, national marketing
     and distribution...............    (61,568)    (15)     (46,781)    (16)
                                      ---------     ---     --------     ---
                                       (188,249)    (46)    (134,788)    (45)
  Other operating:                      (18,992)     (5)     (23,909)     (8)
                                      ---------     ---     --------     ---
                                       (207,241)    (51)    (158,697)    (53)
                                      ---------     ---     --------     ---
Selling, general and administrative:
  Selling and regional marketing....    (80,844)    (20)     (87,073)    (29)
  Bad debt..........................    (14,929)     (3)     (14,179)     (5)
  Other general and administrative..    (43,784)    (11)     (34,914)    (11)
                                      ---------     ---     --------     ---
                                       (139,557)    (34)    (136,166)    (45)
                                      ---------     ---     --------     ---
  Operating Cash Flow (1)...........     59,274      15        5,386       2
Stock compensation..................     (4,607)     (1)         553     ---
Depreciation........................   (177,415)    (44)     (87,205)    (29)
                                      ---------     ---     --------     ---
  Operating loss....................  $(122,748)    (30)%   $(81,266)    (27)%
                                      =========     ===     ========     ===

--------
(1) Operating Cash Flow, which represents operating income before depreciation and stock compensation, is a commonly used measure of value and borrowing capacity. Operating Cash Flow is not intended to be a substitute for a measure of performance in accordance with generally accepted accounting principles and should not be relied upon as such. Furthermore, Operating Cash Flow may not be comparable to similarly titled measures reported by other companies. Operating Cash Flow should be viewed together with cash flows measured in accordance with generally accepted accounting principles. For information concerning such cash flows, see Liquidity and Capital Resources below and the statements of cash flows included in the accompanying Audited and Unaudited Financial Statements of TSAT.

  Revenue increased $105,823,000 or 35% during the nine months ended September 30, 1997, as compared to the corresponding prior year period. Such increase represents the net effect of a $124,723,000 or 50% increase in programming and equipment rental revenue and a $18,920,000 or 37% decrease in installation revenue. The increase in programming and equipment rental revenue is primarily the result of an increase from the 1996 period to the 1997 period in the average number of Authorized Units. Additionally, TSAT's average monthly programming and equipment rental revenue per Authorized Unit increased from $44 ($50 per customer) during the 1996 period to $49 ($57 per customer) during the 1997 period. Such increase was primarily the result of rate

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

increases implemented in May 1997 as well as an increase in the average monthly revenue derived from pay-per-view services. The decrease in installation revenue is primarily attributable to a reduction from the 1996 period to the 1997 period in the number of installations performed and a decrease from $132 during the 1996 period to $114 during the 1997 period in the average installation revenue from each Authorized Unit installed.

  PRIMESTAR Partners provides programming services to TSAT and other authorized PRIMESTAR(R) distributors ("Distributors"), each of which is currently affiliated with one or more of the partners of PRIMESTAR Partners, in exchange for a fee based upon the number of customers receiving programming services. PRIMESTAR Partners also arranges for satellite capacity and uplink services, and provides national marketing and administrative support services, in exchange for a separate authorization fee from each authorized PRIMESTAR(R) Distributor, including TSAT, based on such Distributor's total number of Authorized Units. The aggregate charges for such services increased $53,461,000 or 40% during the nine months ended September 30, 1997, as compared to the corresponding prior year period. The average aggregate monthly amount per Authorized Unit charged by PRIMESTAR Partners was $25 ($28 per customer) and $24 ($27 per customer) during each of the nine month periods ended September 30, 1997 and 1996. For additional information concerning the operations of PRIMESTAR Partners, see related discussion below.

  Other operating costs and expenses, which are primarily comprised of amounts related to customer fulfillment activities, decreased $4,917,000 or 21% during the nine months ended September 30, 1997, as compared to the corresponding prior year period. Such decrease is primarily attributable to the fact that TSAT's other operating costs and expenses for the nine months ended September 30, 1996 included $7,844,000 of installation fees paid to TCIC that were not capitalized. Other operating costs and expenses for the nine months ended September 30, 1997 do not include a similar amount since TSAT has capitalized the full amount of installation fees paid to TCIC subsequent to the TSAT Spin-off Date. As described above, the charges for installation and other customer fulfillment services provided by TCIC have been made pursuant to the Original Fulfillment Agreement and the amended Fulfillment Agreement since January 1, 1997.

  Selling, general and administrative expenses increased $3,391,000 or 2% during the nine months ended September 30, 1997, as compared to the corresponding prior year period. Selling and regional marketing expenses, which represented 20% of revenue during the 1997 period, include sales commissions, marketing and advertising expenses, and costs associated with the operation of TSAT's national customer service call center ("National Call Center") and five regional sales offices. Bad debt expense represented 3% of revenue during the 1997 period. In total, selling, general and administrative expenses represented 34% and 45% of revenue during the nine months ended September 30, 1997 and 1996, respectively. The decrease in such percentage is primarily attributable to (i) lower sales commissions due to a 27% decrease in installations in 1997 as compared to 1996, and (ii) the relatively fixed nature of certain components of TSAT's selling, general and administrative expenses.

  The selling, general and administrative charges from TCIC during the nine months ended September 30, 1997 include $8,611,000 that was charged to TSAT pursuant to a transition services agreement between TCI and TSAT (the "Transition Services Agreement"), $3,457,000 that was charged to TSAT by TCIC for certain telephony services and $5,939,000 that was charged to TSAT pursuant to a March 1997 agreement to use TCIC's Boise, Idaho Call Center to respond to calls that exceed the capacity of TSAT's National Call Center. Through the TSAT Spin-off Date, general and administrative allocations from TCIC (including telephone services) were based upon the estimated cost of such services provided to TSAT. The amounts charged to TSAT pursuant to the Transition Services Agreement are in excess of the amounts that would have been allocated by TCIC to TSAT under the arrangement that was in effect through the TSAT Spin-off Date. If the Transition Services Agreement had been effective as of January 1, 1996, general and administrative expenses would have been approximately $139,995,000 for the nine months ended September 30, 1996. For additional information, see note 11 to the accompanying Unaudited Financial Statements of TSAT.

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


  The $90,210,000 or 103% increase in depreciation expense during the nine months ended September 30, 1997, as compared to the corresponding prior year period, is the result of an increase in TSAT's depreciable assets due primarily to capital expenditures with respect to TSAT's satellite reception equipment and subscriber installation costs. Changes in TSAT's depreciation policies also contributed to the increase. Effective October 1, 1996, TSAT (i) changed the method used to depreciate its subscriber installation costs, and
(ii) reduced the estimated useful life of certain satellite reception equipment. The inception-to-date effect on depreciation expense of the change in depreciation method was recorded during the fourth quarter of 1996. The effect of the reduction in estimated useful life was accounted for on a prospective basis. For additional information concerning such accounting changes, see note 4 to the accompanying Unaudited Financial Statements of TSAT.

  TSAT incurred interest expense of $33,965,000 during the nine months ended September 30, 1997. Substantially all of such interest was attributable to the December 31, 1996 completion of the bank credit agreement with respect to a senior secured reduced revolving credit facility that, subject to TSAT's compliance with certain covenants and conditions, provides for aggregate commitments of up to $750 million (the "Bank Credit Facility") and the February 1997 issuance of the $200 million aggregate principal amount of 10 7/8% senior subordinated notes (the "Senior Subordinated Notes") and $275 million aggregate principal amount at maturity of 12 1/4% senior subordinated discount notes (the "Senior Subordinated Discount Notes" and, together with the Senior Subordinated Notes, the "Notes"). TSAT expects that it will continue to incur significant levels of interest expense in future periods.

  TSAT's share of PRIMESTAR Partners' net losses increased $10,165,000 or 703% during the nine months ended September 30, 1997, as compared to the corresponding prior year period. Such increase is primarily attributable to increases in PRIMESTAR Partners' interest expense and operating loss. The increase in interest expense is attributable to interest incurred on borrowings under the bank credit facility (the "PRIMESTAR Credit Facility") that was obtained by PRIMESTAR Partners to finance advances to Tempo Satellite, Inc. ("Tempo") a subsidiary of TSAT, that were in turn used to fund the construction of the Tempo satellite ("Tempo DBS-2") which presently serves as a ground spare for the satellite which was launched into TSAT's high-power slot at 119(degrees) West Longitude ("W.L.") on March 8, 1997 ("Tempo DBS-1," together with Tempo DBS-2, the "Tempo Satellites"). Prior to the January 1, 1997 determination that construction of Tempo DBS-2 was substantially complete, interest incurred on the applicable borrowings under the PRIMESTAR Credit Facility had been capitalized. The increase in PRIMESTAR Partners' operating loss occurred as the increase in PRIMESTAR Partners' revenue did not fully offset increases in selling, marketing and certain other expenses. Historically, PRIMESTAR Partners' operating deficits have been funded by capital contributions from TSAT and the other partners of PRIMESTAR Partners. To the extent that future Authorized Unit growth does not generate increases in PRIMESTAR Partners' revenue sufficient to offset its operating costs and expenses, TSAT anticipates that any such operating deficit would be funded by PRIMESTAR Partners' then existing external sources of liquidity (which may include capital contributions from TSAT and PRIMESTAR Partners' other partners), or by increases in the above-described programming and authorization fees charged by PRIMESTAR Partners to TSAT and other authorized Distributors.

  TSAT recognized no income tax benefit during the nine months ended September 30, 1997 and an income tax benefit of $25,806,000 during the nine months ended September 30, 1996. The effective tax rate associated with the 1996 benefit was 31%. TSAT's income tax benefit for the nine months ended September 30, 1996 includes intercompany allocations from TCI of current income tax benefits of $44,454,000. As a result of the TSAT Spin-off, TSAT is no longer a part of the TCI consolidated tax group, and accordingly, is only able to realize income tax benefits for financial reporting purposes to the extent that such benefits offset TSAT's income tax liabilities or TSAT generates taxable income. For financial reporting purposes, all of TSAT's income tax liabilities had been fully offset by income tax benefits at December 31, 1996 and September 30, 1997. Additionally, during the first several years following the TSAT Spin-off, TSAT believes that it will incur net

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

losses for income tax purposes, and accordingly, will not be in a position to realize income tax benefits on a current basis. In connection with the TSAT Spin-off, TSAT became a party to the Tax Sharing Agreement that currently exists among TCI, TCIC and certain other subsidiaries of TCI (the "Tax Sharing Agreement"). For additional information, see note 11 to the accompanying Unaudited Financial Statements of TSAT.

Years ended December 31, 1996, 1995 and 1994

  Certain financial information concerning TSAT's operations is presented below (dollar amounts in thousands):

                                           YEARS ENDED DECEMBER 31,
                         ----------------------------------------------------------------
                                 1996                  1995                 1994
                         --------------------- --------------------- --------------------
                                    PERCENTAGE            PERCENTAGE           PERCENTAGE
                                     OF TOTAL              OF TOTAL             OF TOTAL
                          AMOUNT     REVENUE    AMOUNT     REVENUE    AMOUNT    REVENUE
                         ---------  ---------- ---------  ---------- --------  ----------
Revenue:
  Programming and
   equipment rental..... $ 351,548      84%    $ 133,688      64%    $ 18,641      62%
  Installation..........    65,913      16        75,215      36       11,638      38
                         ---------     ---     ---------     ---     --------     ---
      Total revenue.....   417,461     100       208,903     100       30,279     100
                         ---------     ---     ---------     ---     --------     ---
Operating costs and
 expenses:
  Programming,
   satellite, national
   marketing and
   distribution charges
   from PRIMESTAR
   Partners.............  (188,724)    (45)      (78,250)    (37)     (11,632)    (38)
  Other operating:
    Allocations from
     TCIC...............   (20,365)     (5)      (15,916)     (8)      (4,367)    (14)
    Other...............    (8,181)     (2)       (1,884)     (1)         --      --
                         ---------     ---     ---------     ---     --------     ---
                           (28,546)     (7)      (17,800)     (9)      (4,367)    (14)
                         ---------     ---     ---------     ---     --------     ---
Selling, general and
 administrative:
  Selling and regional
   marketing............  (106,562)    (25)      (79,189)    (38)      (1,777)     (6)
  Bad debt..............   (19,235)     (5)      (10,549)     (5)      (1,529)     (5)
  Allocations from
   TCIC.................   (18,661)     (4)       (7,817)     (4)      (1,080)     (4)
  Other general and
   administrative.......   (49,108)    (12)      (20,512)     (9)      (4,721)    (16)
                         ---------     ---     ---------     ---     --------     ---
                          (193,566)    (46)     (118,067)    (56)      (9,107)    (31)
                         ---------     ---     ---------     ---     --------     ---
  Operating Cash Flow
   (deficit)............     6,625       2        (5,214)     (2)       5,173      17
Stock Compensation......       446      --            --      --           --      --
Depreciation............  (191,355)    (46)      (55,488)    (27)     (14,317)    (47)
                         ---------     ---     ---------     ---     --------     ---
  Operating loss........ $(184,284)    (44)%   $ (60,702)    (29)%   $ (9,144)    (30)%
                         =========     ===     =========     ===     ========     ===

  Revenue increased $208,558,000 or 100% and $178,624,000 or 590% during 1996 and 1995, as compared to the corresponding prior year. Exclusive of installation revenue, TSAT's average monthly revenue per Authorized Unit was $44, $41 and $28 during 1996, 1995 and 1994, respectively. The 7% increase from 1995 to 1996 in the average monthly revenue per Authorized Unit was primarily a result of the positive effects of (i) an increase in the average monthly revenue derived from premium and pay-per-view services, and (ii) a March 1995 increase in the monthly equipment rental fee. Such positive effects more than offset the effects of a 1996 promotional campaign that provided certain new customers with one month of free service. The 46% increase from 1994 to 1995 in the average monthly revenue per Authorized Unit is primarily attributable to (i) the full year effect of the

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

higher basic service rates and the increased availability of premium and pay-per-view services that followed the July 1994 completion of the conversion from an analog to a digital signal, and (ii) a March 1995 increase in the monthly equipment rental fee. The average installation revenue from each Authorized Unit installed was $127, $161 and $175 during 1996, 1995 and 1994, respectively. The decrease from 1995 to 1996 is primarily attributable to certain promotional campaigns that were in effect during 1996. See related discussion above.

  As described above, PRIMESTAR Partners provides various services to TSAT and other authorized Distributors in exchange for a fee. The aggregate charges for such services increased $110,474,000 or 141% and $66,618,000 or 573% during 1996 and 1995, respectively, as compared to the corresponding prior year. The average aggregate monthly amount per Authorized Unit charged by PRIMESTAR Partners was $23, $24 and $17 during 1996, 1995 and 1994, respectively. The increase in the amount charged per Authorized Unit from 1994 to 1995 reflects higher programming expenses that PRIMESTAR Partners began to incur following the July 1994 completion of the conversion from an analog to a digital signal. For additional information concerning the operations of PRIMESTAR Partners, see related discussion below.

  Other operating expenses, which are primarily comprised of amounts related to customer fulfillment activities, increased $10,746,000 or 60% and $13,433,000 or 308% during 1996 and 1995, respectively, as compared to the corresponding prior year. Most of such operating costs and expenses were allocated from TCIC to TSAT based upon a standard charge for each of the various customer fulfillment activities performed by TCIC.

  Selling, general and administrative expenses increased $75,053,000 or 64% and $108,960,000 or 1,196% during 1996 and 1995, respectively, as compared to the corresponding prior year. During 1996 and 1995, selling and marketing expenses represented 25% and 38%, respectively, of revenue and bad debt expense represented 5% and 5%, respectively, of revenue. Such relatively high percentages are attributable to TSAT's efforts to increase its subscriber base. See related discussion above.

  Through the TSAT Spin-off Date, general and administrative allocations from TCIC were generally based upon the estimated cost of the general and administrative services provided to TSAT. Since the TSAT Spin-off Date, charges for administrative services provided by TCIC have been made pursuant to the Transition Services Agreement. The amounts charged to TSAT pursuant to the Transition Services Agreement are expected to exceed the amounts that were allocated by TCIC to TSAT during 1996. If the Transition Services Agreement had been effective as of January 1, 1996, the general and administrative charges from TCIC would have been approximately $23,200,000 for the year ended December 31, 1996.

  The $135,867,000 or 245% and $41,171,000 or 288% increases in depreciation during 1996 and 1995, respectively, as compared to the corresponding prior year, are the result of changes in TSAT's depreciation policies (as described below) and increases in TSAT's depreciable assets due primarily to capital expenditures with respect to TSAT's satellite reception equipment. Effective October 1, 1996, TSAT (i) changed the method used to depreciate its subscriber installation costs, and (ii) reduced the estimated useful life of certain satellite reception equipment. The inception-to-date effect on depreciation expense of the change in depreciation method aggregated $55,304,000, and was recorded during the fourth quarter of 1996. The effect of the reduction in estimated useful life was accounted for on a prospective basis. For additional information concerning the nature and quantified effects of such accounting changes, see note 3 to the accompanying Audited Financial Statements of TSAT.

  TSAT's 20.86% share of PRIMESTAR Partners' net losses decreased $5,694,000 or 63% and $2,753,000 or 23% during 1996 and 1995, respectively, as compared to the corresponding prior year periods. Such decrease is primarily attributable to a significant increase in the revenue derived by PRIMESTAR Partners from TSAT and other Distributors of the PRIMESTAR(R) service. For additional information concerning PRIMESTAR Partners' operations, see related discussion above.

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


  TSAT incurred interest expense of $2,023,000 during 1996. Substantially all of such interest expense was incurred on the borrowings outstanding pursuant to a promissory note to TCIC (the "TSAT Note"), in the principal amount of $250,000,000, representing a portion of TSAT's intercompany balance owed to TCIC on the TSAT Spin-off Date. As a result of the December 31, 1996 completion of the Bank Credit Facility and February 1997 issuance of the Notes, TSAT expects that its interest expense in 1997 and future periods will significantly exceed the amount incurred during 1996. See "Liquidity and Capital Resources" below.

  TSAT recognized interest income of $2,648,000, $306,000 and $306,000 during 1996, 1995 and 1994, respectively. The 1996 amount is primarily comprised of interest income from PRIMESTAR Partners.

  TSAT's income tax benefit was $45,937,000, $21,858,000 and $6,872,000 during
1996, 1995 and 1994, respectively. The effective tax rates associated with such benefits were 25%, 32% and 33% respectively. In connection with the TSAT Spin-off, TSAT became a party to the Tax Sharing Agreement. For additional information, see note 11 to the accompanying Audited Financial Statements of TSAT. TSAT's income tax benefits include intercompany allocations from TCI of current income tax benefits of $70,645,000, $36,530,000 and $9,611,000 for
1996, 1995 and 1994, respectively. As discussed above, during the first several years following the TSAT Spin-off, TSAT believes that it will not be in a position to realize current income tax benefits.

Liquidity and Capital Resources

  As described in note 2 to the accompanying Unaudited Financial Statements of TSAT, TSAT has entered into binding agreements with respect to the Restructuring Transaction, TSAT Merger and the ASkyB Transaction. Upon consummation of the Restructuring Transaction and TSAT Merger, TSAT will be consolidated into New PRIMESTAR. New PRIMESTAR will be a significantly larger entity than TSAT and will have significant financial obligations. In this regard, New PRIMESTAR will incur or assume significant indebtedness in connection with the Restructuring Transaction and will issue approximately $600 million liquidation value of preferred stock and $516 million subordinated convertible notes in connection with the ASkyB Transaction. The debt to be incurred and assumed by New PRIMESTAR in connection with the Restructuring Transaction will include the Notes and any amounts outstanding under the Bank Credit Facility. In addition to the foregoing obligations, New PRIMESTAR will be responsible for payments due under (i) the Amended and Restated Memorandum of Agreement (the "GE-2 Agreement") effective as of October 18, 1996, between PRIMESTAR Partners and GE American Communications, Inc. ("GE Americom"), which provides for PRIMESTAR Partners' use of transponders on the medium power satellite currently used to provide the PRIMESTAR(R) service ("GE-2"), (ii) certain specified contracts and other obligations that will be assumed by New PRIMESTAR in connection with the ASkyB Transaction, and (iii) various other commitments and contingent liabilities associated with the businesses and assets that will comprise New PRIMESTAR following consummation of the Restructuring Transaction and the ASkyB Transaction. To the extent not earlier refinanced by TSAT and/or PRIMESTAR Partners, it is anticipated that New PRIMESTAR will also be required to refinance the Bank Credit Facility and the PRIMESTAR Credit Facility. New PRIMESTAR will also require significant capital in order to fund its business strategies, including the development of a proposed high-power DBS service, and any possible migration of some or all of the existing medium-power PRIMESTAR(R) customers to such high-power service. No assurance can be given that the Restructuring Transaction, TSAT Merger and the ASkyB Transaction will be consummated or that, if consummated, New PRIMESTAR will be able to obtain sufficient financial resources in order to satisfy its short-term and long-term liquidity requirements. The following discussion focuses on the liquidity and capital resources of TSAT as a stand-alone entity without giving effect to the pending Restructuring Transaction, TSAT Merger and the ASkyB Transaction.

  Prior to the TSAT Spin-off Date, TSAT relied upon non-interest bearing advances from TCIC in order to fund the majority of TSAT's working capital requirements and capital expenditures. On the TSAT Spin-off Date, TSAT issued the TSAT Note to TCIC and TCIC agreed to provide TSAT with financing pursuant to a credit

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

facility entered into by TSAT and TCIC in connection with the TSAT-Spin-off (the "TCIC Credit Facility"). The TCIC Credit Facility provided for TCIC's commitment to make revolving loans to TSAT (the "TCIC Revolving Loans") and TSAT's obligations with respect to the TCIC Revolving Loans and the TSAT Note, including TSAT's best efforts obligations to refinance the TCIC Credit Facility. On December 31, 1996, TSAT entered into the Bank Credit Facility and used proceeds therefrom to repay the TSAT Note in full. In connection with the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, borrowing availability pursuant to the TCIC Credit Facility was terminated. Accordingly, TCI is not expected to be a source of financing for TSAT in future periods.

  TSAT also has relied upon advances from PRIMESTAR Partners to finance the cost of constructing the Tempo Satellites. Such advances, which aggregated $463,133,000 at September 30, 1997, are reflected as a liability in the balance sheets in the accompanying Audited and Unaudited Financial Statements of TSAT. See related discussion below.

  On February 20, 1997, TSAT issued the Senior Subordinated Notes and the Senior Subordinated Discount Notes. The net proceeds from the issuance of the Notes (approximately $340,500,000 after deducting offering expenses) were initially held in escrow and were subsequently released to TSAT on March 17, 1997. TSAT initially used $244,404,000 of such net proceeds to repay amounts outstanding under the Bank Credit Facility.

  Cash interest on the Senior Subordinated Notes is payable semi-annually in arrears on February 15 and August 15, commencing August 15, 1997. Cash interest will not accrue or be payable on the Senior Subordinated Discount Notes prior to February 15, 2002. Thereafter cash interest will accrue at a rate of 12 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2002; provided however, that at any time prior to February 15, 2002, TSAT may make a Cash Interest Election (as defined) on any interest payment date to commence the accrual of cash interest from and after the Cash Interest Election Date (as defined). The Notes mature February 15, 2007. The Notes will be redeemable at the option of TSAT, in whole or in part, at any time after February 15, 2002 at specified redemption prices. In addition, prior to February 15, 2000, TSAT may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the Notes at specified redemption prices.

  The Notes were not originally registered under the Securities Act of 1933, as amended (the "Securities Act"), but contained a covenant requiring TSAT to file with the Securities and Exchange Commission (the "SEC") a registration statement with respect to an offer to exchange (the "Exchange Offer") the Notes for substantially identical notes that are so registered (the "Exchange Notes"), or, alternatively, to register the Notes under the Securities Act. Although TSAT filed a registration statement in connection with the Exchange Offer with the SEC on April 11, 1997, such registration statement has not been declared effective, and accordingly, the Exchange Offer has not been commenced. As a result, effective July 5, 1997, TSAT began to incur additional interest on the Notes. During the 90-day period ended October 3, 1997, additional interest on the Notes accrued at the rate of $0.05 per $1000 principal amount per week. For each subsequent 90-day period in which the Notes are not registered under the Securities Act, or exchanged for registered Exchange Notes, the additional interest on the Notes will be increased by $0.05 per $1000 principal amount per week up to a maximum of $0.50 per $1000 principal amount per week. Such additional interest aggregated $252,000 through September 30, 1997, TSAT currently expects that, due to the pendency of the Restructuring Transaction, it may not be able to comply with the registration requirements under the Notes, and accordingly, will not be able to cease the accrual of additional interest, until the first quarter of 1998.

  At September 30, 1997, there were no outstanding borrowings under the Bank Credit Facility. As a result of the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, the maximum available commitments under the Bank Credit Facility were increased from $350,000,000 to $750,000,000. At September 30, 1997, $720,000,000 of such maximum commitments were

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

unused. The availability of such commitments for borrowing is subject to TSAT's compliance with operating and financial covenants and other customary conditions. Commencing March 31, 2001, aggregate commitments under the Bank Credit Facility will be reduced quarterly in accordance with a schedule, until final maturity at June 30, 2005. TSAT anticipates that it will be required to refinance and/or amend the Bank Credit Facility prior to the consummation of the Restructuring Transaction described in note 2 to the accompanying Unaudited Financial Statements of TSAT. No assurance can be given that any such refinancing and/or amendment will be completed on terms acceptable to TSAT. For additional information concerning the Bank Credit Facility, see note 10 to the accompanying Unaudited Financial Statements of TSAT.

  During the nine months ended September 30, 1997 and 1996, TSAT's operating activities provided cash of $74,715,000 and $58,219,000, respectively. A significant portion of the cash provided by TSAT's operating activities during the 1996 period is attributable to the $44,454,000 intercompany allocation of current income tax benefits from TCI. During the first several years following the TSAT Spin-off, TSAT believes that it will not be in a position to realize income tax benefits on a current basis. Additionally, changes in TSAT's receivables, prepaids, accruals and payables and subscriber advance payments ("Operating Assets and Liabilities") accounted for $31,896,000 and $8,068,000 of the cash provided by TSAT's operating activities during the nine months ended September 30, 1997 and 1996, respectively. The timing and amount of changes in the balances of TSAT's Operating Assets and Liabilities are subject to a variety of factors, certain of which are outside the control of, or not easily predicted by, TSAT. Exclusive of the effects of intercompany allocations of current income tax benefits, and changes in TSAT's Operating Assets and Liabilities, TSAT's operating activities provided cash of $42,819,000 and $5,697,000 during the nine months ended September 30, 1997 and 1996, respectively.

  During the nine months ended September 30, 1997 and 1996, TSAT used cash of $5,448,000 and $69,930,000, respectively, to fund the cost of constructing the Tempo Satellites and $151,062,000 and $258,907,000, respectively, to fund (i) the acquisition and installation of satellite reception equipment, and (ii) certain other capital expenditures. TSAT expects that the majority of future capital expenditures with respect to TSAT's medium-power business will be used to fund the acquisition and installation of satellite reception equipment. The actual amount of capital to be required will be primarily a function of (i) subscriber growth and churn rates, and (ii) the actual cost of purchasing and installing satellite reception equipment.

  TSAT currently intends to operate Tempo DBS-1 as a platform to provide high-power digital video and audio programming services to residential customers, as well as multiple dwelling units, commercial customers and resellers. TSAT presently is unable to reasonably estimate the amount of capital expenditures that would be required in connection with any high-power strategy that might be pursued by TSAT. As discussed above, TSAT's capital expenditure requirements would be significantly impacted by the consummation of the Restructuring Transaction and the ASkyB Transaction. In addition, TSAT's capital expenditure requirements would be impacted if TSAT were to complete any significant acquisitions or enter into any other significant business activities.

  At September 30, 1997, TSAT's future minimum commitments to purchase satellite reception equipment aggregated approximately $20,000,000.

  Upon Delivery of each of the Tempo Satellites, Tempo is obligated to make a $10 million incentive payment to Loral. Tempo is eligible to receive a pro rata warranty payback of each such incentive payment to the extent that transponder failures occur during the twelve-year period following Delivery. Satellite incentive payments and any related warranty paybacks are treated as adjustments of the cost of the applicable Tempo Satellite.

  As part of the compensation paid to TSAT's four master sales agents, TSAT has agreed to pay certain residual sales commissions equal to a percentage of the programming collected from subscribers installed by such

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

master sales agents during specified periods following the initiation of service (generally five years). During the nine months ended September 30, 1997 and 1996, residual sales commissions to such master sales agents aggregated $11,518,000 and $7,887,000, respectively, and were charged to expense in the accompanying statements of operations of TSAT.

  In connection with the TSAT Spin-off, TSAT entered into an indemnification agreement with each of TCIC and TCI UA 1, Inc. ("TCI UA 1"), an indirect subsidiary of TCIC (collectively the "Indemnification Agreements"). The Indemnification Agreement with TCIC provides for TSAT to reimburse TCIC for any amounts drawn under an irrevocable transferable letter of credit for the account of TCIC to support TSAT's share of PRIMESTAR Partners' obligations under the GE-2 Agreement. The drawable amount of such letter of credit is $25,000,000. Although TCIC's obligations under such letter of credit expire on February 14, 1998, TCIC has agreed to extend such letter of credit through June 30, 1999.

  The Indemnification Agreement with TCI UA 1 provides for TSAT to reimburse TCI UA 1 for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCI UA 1 (the "TCI UA 1 Letter of Credit"), which supports the PRIMESTAR Credit Facility. At September 30, 1997, the drawable amount of the TCI UA 1 Letter of Credit was $141,250,000.

  During the first quarter of 1997, two additional irrevocable transferable letters of credit were issued pursuant to the Bank Credit Facility for the account of TSAT, one to support TSAT's share of PRIMESTAR Partners' obligations under the GE-2 Agreement, and the second to support the PRIMESTAR Credit Facility. The initial drawable amount of the first letter of credit is $25,000,000, increasing to $50,000,000 if PRIMESTAR Partners exercises the End-of-Life Option, the initial drawable amount of the second letter of credit is $5,000,000.

  The Indemnification Agreements provide for TSAT to indemnify and hold harmless TCIC and TCI UA 1 and certain related persons from and against any losses, claims, and liabilities arising out of the respective letters of credit or any drawings thereunder. The payment obligations of TSAT to TCIC and TCI UA 1, respectively, under such Indemnification Agreements are subordinated in right of payment with respect to the obligations of TSAT under the Bank Credit Facility.

  The amounts advanced by PRIMESTAR Partners to TSAT to fund the cost of constructing the Tempo Satellites ($463,133,000 at September 30, 1997) have been financed by PRIMESTAR Partners' borrowings under the PRIMESTAR Credit Facility, which is in turn supported by letters of credit arranged for by affiliates of all but one of the partners of PRIMESTAR Partners. At September 30, 1997, PRIMESTAR Partners' indebtedness under the PRIMESTAR Credit Facility aggregated $555,000,000, including amounts borrowed to pay interest charges. The maturity date of the PRIMESTAR Credit Facility has been extended to September 30, 1998. Long-term financing alternatives with respect to the Tempo Satellites are currently being evaluated. No assurance can be given that any such long-term financing will be available on acceptable terms.

  TCI has caused TCI UA 1 to renew the letter of credit arranged by it on TSAT's behalf, through June 30, 1999. TSAT believes (but cannot assure) that during such period TSAT and/or PRIMESTAR Partners will be able to obtain permanent financing for the Tempo Satellites (to the extent not sold to a person other than PRIMESTAR Partners) on a basis that does not require TSAT to post a letter of credit with respect thereto. If such permanent financing is not available, under certain maintenance covenants contained in the Bank Credit Facility, TSAT would be unable to provide or arrange for such a letter of credit unless (i) the lenders under the Bank Credit Facility were to agree to amend or waive such covenants to permit the posting of such letter of credit by TSAT, (ii) TCI were to agree to renew the TCI UA 1 Letter of Credit for an additional period, or (iii) TSAT were to achieve a greater than anticipated increase in Operating Cash Flow. If TSAT and/or PRIMESTAR Partners are unable to refinance the Tempo Satellites (to the extent not sold to a person other than PRIMESTAR Partners) without a letter of credit and is unable to post (or arrange for the posting of) such a letter of credit (a "Letter of Credit Event"), TSAT could be adversely affected.

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


  Under PRIMESTAR Partners' Limited Partnership Agreement, as amended, TSAT has agreed to fund its share of any capital contributions and/or loans to PRIMESTAR Partners that might be agreed upon from time to time by the partners of PRIMESTAR Partners. Additionally, those subsidiaries of TSAT that are general partners of PRIMESTAR Partners are liable as a matter of partnership law for all debts of PRIMESTAR Partners in the event the liabilities of PRIMESTAR Partners were to exceed its assets. TSAT has additional contingent liabilities related to PRIMESTAR Partners. See notes 7 and 12 to the accompanying Unaudited Financial Statements of TSAT.

  The International Bureau ("the International Bureau") of the Federal Communications Commision (the "FCC") has granted EchoStar Satellite Corporation, a subsidiary of EchoStar Communications Corporation (together with its consolidated subsidiaries, "EchoStar"), a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83(degrees) W.L., immediately adjacent to that occupied by GE-2. Contrary to previous FCC policy, which would have permitted operation of a satellite at the 83(degrees) W.L. orbital position at a power level of only 60 to 90 watts (subject to coordination requirements), EchoStar has been authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83(degrees) W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PRIMESTAR(R) signal from GE-2 by subscribers to the PRIMESTAR(R) medium power service.

  GE Americom and PRIMESTAR Partners have each requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83(degrees) W.L. These requests, which were opposed by EchoStar and others, are currently pending at the International Bureau. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Accordingly, the ultimate outcome of this matter cannot presently be predicted.

  GE Americom and PRIMESTAR Partners have attempted to resolve potential coordination problems directly with EchoStar. However, it is uncertain whether any agreement in respect of such coordination between PRIMESTAR Partners and EchoStar will be reached, or that even if such agrement is reached, that coordination will resolve such interference.

  At September 30, 1997, approximately 9,813,000 shares of TSAT Series A Common Stock were reserved for issuance pursuant to certain option and restricted stock agreements, and certain arrangements with TCIC.

  Effective as of June 4, 1997, TCI Satellite MDU, Inc. ("TSAT-MDU"), a wholly-owned subsidiary of TSAT, and ResNet Communications, Inc., ("ResNet Corp."), a wholly-owned subsidiary of LodgeNet Entertainment Corporation ("LodgeNet"), formed ResNet Communications, LLC ("ResNet LLC"), TSAT-MDU acquired a 4.99% ownership interest in ResNet LLC, and ResNet Corp. acquired a 95.01% ownership interest in ResNet LLC. ResNet LLC was formed to own and operate the business owned and operated by ResNet Corp. prior to the formation of RestNet LLC. ResNet Corp. was formed by LodgeNet in February 1996 to engage in the business of providing video services to subscribers in multiple dwelling units (the "ResNet Business"). Effective as of October 21, 1996, TSAT-MDU had acquired 4.99% of the issued and outstanding capital stock of ResNet Corp. for a purchase price of $5,396,000. In connection with the formation of ResNet LLC, ResNet Corp. redeemed all of its capital stock previously issued to TSAT-MDU. ResNet LLC agreed to purchase from TSAT-MDU up to $40,000,000 in satellite reception equipment, to be used in connection with the ResNet Business exclusively over a five-year period (subject to a one-year extension at the option of ResNet LLC if ResNet LLC has not purchased the full $40,000,000 in equipment during the five-year initial term).

  TSAT-MDU also agreed to make a subordinated convertible term loan to ResNet, LLC in the principal amount of $34,604,000, the proceeds of which can be used only to purchase such equipment from TSAT-MDU. The term of the loan is five years with an option by ResNet LLC to extend the term for one additional year. The

                       TCI SATELLITE ENTERTAINMENT, INC.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

total principal and accrued and unpaid interest under the loan is convertible over a four-year period into ownership interests in ResNet LLC representing 32% of the total ownership interests in ResNet LLC. TSAT-MDU's only recourse with respect to repayment of the loan is conversion into ownship interests in ResNet LLC stock or warrants. Under current interpretations of the FCC rules and regulations related to restrictions on the provision of cable and satellite master antenna TSAT-MDU television services in certain areas, TSAT-MDU could be prohibited from holding 5% or more of the ownership interest in ResNet LLC and consequently could not exercise the conversion rights under the convertible loan agreement. TSAT-MDU is required to convert the convertible loan at such time as conversion would not violate such currently applicable regulatory restrictions.

  The above-described transaction between TSAT-MDU and ResNet LLC supercede in their entirety substantially similar transactions entered into between TSAT-MDU and ResNet Corp. effective as of October 21, 1996.

  At September 30, 1997, TSAT held aggregate cash and cash equivalents of $19,279,000. TSAT believes that such cash and cash equivalents, together with borrowing availability pursuant to the Bank Credit Facility and any funds generated by TSAT's operating activities will be sufficient through December 31, 1998, to fund TSAT's working capital, debt service and currently projected capital expenditure requirements associated with its medium-power satellite distribution business. However, to the extent that TSAT (i) funds all or any significant portion of the cost of the Tempo Satellites, (ii) pursues a strategy with respect to the high power segment of the digital satellite industry that requires significant capital expenditures, (iii) completes any significant acquisitions, (iv) enters into any other business activities that require significant capital investments, (v) suffers a Letter of Credit Event or is required to meet other significant future liquidity requirements in addition to those described above, TSAT anticipates that it would be required to obtain additional debt or equity financing. No assurance can be given, however, that TSAT would be able to obtain additional financing on terms acceptable to it, or at all. As described above, TSAT's liquidity and capital resources would be significantly impacted by the consummation of the pending Restructuring Transaction, TSAT Merger and ASkyB Transaction. See also note 2 of the accompanying Unaudited Financial Statements of TSAT.

  TSAT is highly leveraged. The degree to which TSAT is leveraged may adversely affect TSAT's ability to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy generally, and could limit its ability to pursue business opportunities that may be in the interests of TSAT and its stockholders. TSAT's ability to repay or refinance its debt will require TSAT to increase its Operating Cash Flow or to obtain additional debt or equity financing. There can be no assurance that TSAT will be successful in increasing its Operating Cash Flow by a sufficient magnitude or in a timely manner or in raising sufficient additional debt or equity financing to enable it to repay or refinance its debt. See related discussion above and note 2 to the accompanying Unaudited Financial Statements of TSAT.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders TCI Satellite Entertainment, Inc.:

  We have audited the accompanying balance sheets of TCI Satellite Entertainment, Inc., (as defined in note 1) as of December 31, 1996 and 1995 and the related combined statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCI Satellite
Entertainment, Inc., as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Denver, Colorado
March 25, 1997

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

                                                            1996        1995
                                                         -----------  ----------
                                                         AMOUNTS IN THOUSANDS
                        ASSETS
Cash and cash equivalents..............................  $     6,560     1,801
Accounts receivable....................................       24,731    29,192
Less allowance for doubtful accounts...................        4,666     4,819
                                                         -----------  --------
                                                              20,065    24,373
                                                         -----------  --------
Prepaid expenses.......................................          927        86
Investment in, and related advances to, PRIMESTAR
 Partners L.P., ("PRIMESTAR Partners") (note 6)........       32,240    17,963
Property and equipment, at cost:
  Satellite reception equipment........................      595,249   422,070
  Subscriber installation costs........................      175,553   128,870
  Support equipment....................................       28,332    12,395
  Cost of satellites under construction (note 7).......      457,685   382,900
                                                         -----------  --------
                                                           1,256,819   946,235
  Less accumulated depreciation........................      149,165    57,015
                                                         -----------  --------
                                                           1,107,654   889,220
                                                         -----------  --------
Other assets (note 8)..................................       12,827       --
                                                         -----------  --------
                                                         $ 1,180,273   933,443
                                                         ===========  ========
                LIABILITIES AND EQUITY
Accounts payable.......................................  $    18,860    11,378
Accrued charges from PRIMESTAR Partners (note 6).......       37,943    26,420
Accrued charges from TCI Communications, Inc. ("TCIC")
 (note 12).............................................        8,381       --
Accrued advertising....................................        6,000     3,800
Other accrued expenses.................................        9,567     7,683
Subscriber advance payments............................       22,249    13,244
Due to PRIMESTAR Partners (note 7).....................      457,685   382,900
Debt (note 9)..........................................      247,230       --
Deferred income taxes (note 11)........................          --      4,434
                                                         -----------  --------
    Total liabilities..................................      807,915   449,859
                                                         -----------  --------
Equity:
  Preferred stock, $.01 par value; authorized
   5,000,000; none issued..............................          --        --
  Series A common stock, $1 par value; authorized
   185,000,000; issued 57,946,044 in 1996..............       57,946       --
  Series B common stock, $1 par value; authorized
   10,000,000 shares; issued 8,466,564 in 1996.........        8,467       --
  Additional paid-in capital...........................      521,724       --
  Accumulated deficit..................................     (215,779)  (75,775)
  Due to TCIC (notes 2 and 12).........................          --    559,359
                                                         -----------  --------
    Total equity.......................................      372,358   483,584
                                                         -----------  --------
Commitments and contingencies (notes 2, 6, 7, 8, 9, 10,
 12 and 13)............................................
                                                         $ 1,180,273   933,443
                                                         ===========  ========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                       COMBINED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                     1996      1995     1994
                                                   ---------  -------  -------
                                                     AMOUNTS IN THOUSANDS
Revenue:
  Programming and equipment rental................ $ 351,548  133,688   18,641
  Installation....................................    65,913   75,215   11,638
                                                   ---------  -------  -------
                                                     417,461  208,903   30,279
                                                   ---------  -------  -------
Operating costs and expenses:
  Programming and other charges from PRIMESTAR
   Partners (note 6)..............................   188,724   78,250   11,632
  Other operating:
    TCIC (note 12)................................    20,365   15,916    4,367
    Other.........................................     8,181    1,884      --
  Selling, general and administrative:
    TCIC (note 12)................................    18,120    7,817    1,080
    Other.........................................   175,000  110,250    8,027
  Depreciation (note 3)...........................   191,355   55,488   14,317
                                                   ---------  -------  -------
                                                     601,745  269,605   39,423
                                                   ---------  -------  -------
      Operating loss..............................  (184,284) (60,702)  (9,144)
                                                   ---------  -------  -------
Other income (expense):
  Interest expense:
    TCIC (note 9).................................    (1,946)     --       --
    Other.........................................       (77)     --       --
  Interest income.................................     2,648      306      306
  Share of losses of PRIMESTAR Partners (note 6)..    (3,275)  (8,969) (11,722)
  Other, net......................................       993      --       --
                                                   ---------  -------  -------
                                                      (1,657)  (8,663) (11,416)
                                                   ---------  -------  -------
      Loss before income taxes....................  (185,941) (69,365) (20,560)
Income tax benefit (note 11)......................    45,937   21,858    6,872
                                                   ---------  -------  -------
      Net loss.................................... $(140,004) (47,507) (13,688)
                                                   =========  =======  =======
Pro forma net loss per common share (note 4)...... $   (2.11)    (.72)
                                                   =========  =======

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                         COMBINED STATEMENTS OF EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                           COMMON STOCK    ADDITIONAL
                         -----------------  PAID-IN   ACCUMULATED              TOTAL
                         SERIES A SERIES B  CAPITAL     DEFICIT   DUE TO TCIC  EQUITY
                         -------- -------- ---------- ----------- ----------- --------
                                             AMOUNTS IN THOUSANDS
Balance at January 1,
 1994................... $   --      --         --       (14,580)    57,929     43,349
  Net loss..............     --      --         --       (13,688)       --     (13,688)
  Allocation of TCIC
   expenses.............     --      --         --           --       5,447      5,447
  Allocation of TCIC
   installation costs...     --      --         --           --      15,369     15,369
  Intercompany income
   tax allocation.......     --      --         --           --      (9,611)    (9,611)
  Net cash transfers
   from TCIC............     --      --         --           --      79,660     79,660
                         -------   -----    -------    ---------   --------   --------
Balance at December 31,
 1994...................     --      --         --       (28,268)   148,794    120,526
  Net loss..............     --      --         --       (47,507)       --     (47,507)
  Allocation of TCIC
   expenses.............     --      --         --           --      23,733     23,733
  Allocation of TCIC
   installation costs...     --      --         --           --      57,058     57,058
  Intercompany income
   tax allocation.......     --      --         --           --     (36,530)   (36,530)
  Recognition of
   deferred tax assets
   in connection with
   Intercompany transfer
   of certain property
   and equipment........     --      --         --           --      12,136     12,136
  Net cash transfers
   from TCIC............     --      --         --           --     354,168    354,168
                         -------   -----    -------    ---------   --------   --------
Balance at December 31,
 1995...................     --      --         --       (75,775)   559,359    483,584
  Net loss..............     --      --         --      (140,004)       --    (140,004)
  Allocation of TCIC
   expenses.............     --      --         --           --      38,485     38,485
  Allocation of TCIC
   installation costs...     --      --         --           --      53,169     53,169
  Intercompany income
   tax allocation.......     --      --         --           --     (70,645)   (70,645)
  Net cash transfers
   from TCIC............     --      --         --           --     228,622    228,622
  Recognition of
   deferred tax assets
   upon transfer of
   PRIMESTAR Partners
   investment in
   connection with
   Distribution (note
   11)..................     --      --         --           --      29,142     29,142
  Adjustment to reflect
   consummation of
   Distribution (note
   2)...................  57,941   8,467    521,724          --    (838,132)  (250,000)
  Issuance of Series A
   Common Stock upon
   conversion of
   convertible notes of
   a TCIC subsidiary....       5     --         --           --         --           5
                         -------   -----    -------    ---------   --------   --------
Balance at December 31,
 1996................... $57,946   8,467    521,724    $(215,779)       --     372,358
                         =======   =====    =======    =========   ========   ========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                   1996       1995      1994
                                                 ---------  --------  --------
                                                    AMOUNTS IN THOUSANDS
                                                        (SEE NOTE 5)
Cash flows from operating activities:
  Net loss...................................... $(140,004)  (47,507)  (13,688)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
    Depreciation................................   191,355    55,488    14,317
    Share of losses of PRIMESTAR Partners.......     3,275     8,969    11,722
    Deferred income tax expense.................    24,708    14,672     2,739
    Other non-cash charges (credits)............      (311)      901       (87)
    Changes in operating assets and liabilities:
      Change in receivables.....................     4,364   (21,859)   (1,809)
      Change in prepaids........................      (841)      (86)      --
      Change in accruals and payables...........    23,650    42,135     5,624
      Change in subscriber advance payments.....     9,005    11,480     1,304
                                                 ---------  --------  --------
        Net cash provided by operating
         activities.............................   115,201    64,193    20,122
                                                 ---------  --------  --------
Cash flows from investing activities:
  Capital expended for construction of
   satellites...................................   (74,785) (104,128) (207,608)
  Capital expended for property and equipment...  (326,621) (442,782) (109,184)
  Additional investments, in and related
   advances to, PRIMESTAR Partners..............   (17,552)  (17,139)  (32,082)
  Investment in ResNet Communications, Inc......    (5,458)      --        --
  Repayment of advances to PRIMESTAR Partners...                 --     30,192
                                                 ---------  --------  --------
        Net cash used in investing activities...  (424,416) (564,049) (318,682)
                                                 ---------  --------  --------
Cash flows from financing activities:
  Increase in due to PRIMESTAR Partners.........    74,785   104,128   207,608
  Increase in due to TCIC.......................   250,189   397,529    90,952
  Borrowings of debt............................   259,000       --        --
  Repayments of debt............................  (263,000)      --        --
  Payment of deferred financing costs...........    (7,000)      --        --
                                                 ---------  --------  --------
        Net cash provided by financing
         activities.............................   313,974   501,657   298,560
                                                 ---------  --------  --------
        Net increase in cash and cash
         equivalents............................     4,759     1,801       --
        Cash and cash equivalents:
         Beginning of period....................     1,801       --        --
                                                 ---------  --------  --------
         End of period.......................... $   6,560     1,801       --
                                                 =========  ========  ========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994

(1)BASIS OF PRESENTATION

   The accompanying financial statements of TCI Satellite Entertainment, Inc. ("TSEI") include the historical financial information of (i) certain satellite television assets (collectively, "TCI SATCO") of TCIC, a subsidiary of Tele-Communications, Inc. ("TCI") for periods prior to the December 4, 1996 consummation of the distribution transaction (the "Distribution") described in note 2, and (ii) TSEI and its consolidated subsidiaries for the period following such date. Upon consummation of the Distribution, TSEI became the owner of the assets that comprise TCI SATCO, which assets include (i) a 100% ownership interest in the TCIC business that distributed the PRIMESTAR(R) programming service to subscribers within specified areas of the continental United States (the "U.S."), (ii) a 100% ownership interest in Tempo Satellite, Inc. ("Tempo"), and (iii) a 20.86% aggregate ownership interest in PRIMESTAR Partners.

   Tempo holds a permit (the "FCC Permit") issued by the Federal Communications Commission ("FCC") authorizing the construction, launch and operation of a direct broadcast satellite ("DBS") system. Tempo is also a party to a construction agreement (the "Satellite Construction Agreement") with Space Systems/Loral, Inc. ("Loral"), pursuant to which Tempo arranged for the construction of two high power communications satellites (the "Tempo Satellites") and has an option to purchase up to three additional satellites. PRIMESTAR Partners, which was formed as a limited partnership in 1990 by subsidiaries of TCIC, several other cable operators, and General Electric Company, broadcasts satellite entertainment services that are delivered to the home through TSEI and certain other authorized distributors.

   In the following text, "TSAT" may, as the context requires, refer to "TCI SATCO" (prior to the December 4, 1996 completion of the Distribution), TSEI and its consolidated subsidiaries (subsequent to the December 4, 1996 completion of the Distribution) or both. See note 2. Additionally, unless the context indicates otherwise, references to "TCI" and "TCIC" herein are to TCI and TCIC and their respective consolidated subsidiaries (other than TSAT).

   All significant inter-entity and intercompany transactions have been eliminated.

   As further discussed in note 12, the accompanying combined statements of operations include allocations of certain costs and expenses of TCI. Although such allocations are not necessarily indicative of the costs that would have been incurred by TSAT on a stand-alone basis, management believes the resulting allocated amounts are reasonable.

(2)DISTRIBUTION TRANSACTION

   General

   On June 17, 1996, the Board of Directors of TCI (the "TCI Board") announced its intention to distribute all the capital stock of TSAT to the holders of Tele-Communications, Inc. Series A TCI Group Common Stock (the "Series A TCI Group Common Stock") and Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Common Stock" and, together with the Series A TCI Group Common Stock, the "TCI Group Common Stock"). On December 4, 1996, the Distribution was effected as a distribution by TCI to holders of record of its TCI Group Common Stock as of the close of business on November 12, 1996 (the "Record Date") of shares of the Series A Common Stock of TSAT (the "Series A Common Stock") and Series B Common Stock of TSAT (the "Series B Common Stock", and together with the Series A Common Stock, the "TSAT Common Stock"). The Distribution did not involve

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   the payment of any consideration by the holders of TCI Group Common Stock (such holders, the "TCI Group Stockholders"), and is intended to qualify as a tax-free spinoff.

   Stockholders of record of TCI Group Common Stock on the Record Date received one share of Series A Common Stock for each ten shares of Series A TCI Group Common Stock owned of record at the close of business on the Record Date and one share of Series B Common Stock for each ten shares of Series B TCI Group Common Stock owned of record as of the close of business on the Record Date. Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of Series A Common Stock and Series B Common Stock. Immediately following the Distribution, 57,941,044 shares of Series A Common Stock and 8,466,564 shares of Series B Common Stock were issued and outstanding.

   Subsequent to the Distribution, TSAT and TCI have operated independently, and neither has any stock ownership, beneficial or otherwise, in the other. For the purposes of governing certain of the ongoing relationships between TSAT and TCI after the Distribution, and to provide mechanisms for an orderly transition, TSAT and TCI have entered into various agreements, including the "Reorganization Agreement (see below)," the "Fulfillment Agreement (see note 12)," the "Indemnification Agreements (see note 13)," the "TCIC Credit Facility (see note 9)," the "Transition Services Agreement (see note 12)," and an amendment to TCI's existing "Tax Sharing Agreement (see note 11)."

   Reorganization Agreement

   The Reorganization Agreement provided for, among other things, the transfer to TSAT of the assets of TCI SATCO, and for the assumption by TSAT of related liabilities. No consideration was payable by TSAT for these transfers, except that two subsidiaries of TSAT purchased TCIC's partnership interests in PRIMESTAR Partners for consideration payable by delivery of promissory notes issued by such subsidiaries, which notes were assumed by TCI on or before the Distribution Date, in the form of a capital contribution to TSAT. The Reorganization Agreement also provides for certain cross-indemnities designed to make TSAT financially responsible for all liabilities relating to the digital satellite business conducted by TCI prior to the Distribution, as well as for all liabilities incurred by TSAT after the Distribution, and makes TCI financially responsible for all potential liabilities of TSAT which are not related to the digital satellite business, including, for example, liabilities arising as a result of TSAT having been a subsidiary of TCI.

   Pursuant to the Reorganization Agreement, on the Distribution Date, TSAT issued to TCIC a promissory note (the "TSAT Note"), in the principal amount of $250,000,000, representing a portion of TSAT's intercompany balance owed to TCIC on such date. On December 31, 1996, TSAT entered into a bank credit agreement with respect to a senior secured reducing revolving credit facility (the "Bank Credit Facility") and used a portion of the borrowing availability thereunder to repay in full all principal and interest due to TCIC pursuant to the TSAT Note. See note 9 and related discussion below.

   Pursuant to the Reorganization Agreement, the remainder of TSAT's intercompany balance owed to TCIC on the Distribution Date (other than certain advances made to TSAT by TCIC in 1996 to fund certain construction and related costs associated with the Tempo Satellites, as described in note 7) was assumed by TCI in the form of a capital contribution to TSAT. In addition, TSAT (i) assumed TCI's obligations under options to be granted on the Distribution Date to certain key employees of TCI (who are not employees of TSAT) representing, in aggregate, 2.5% of the shares of TSAT Common Stock issued and outstanding on the Distribution Date, after giving effect to the Distribution, and (ii) granted to TCI an option to purchase up to 4,765,000 shares of Series A Common Stock, at an exercise price of $1.00 per

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   share, as required by TCI from time to time to meet its obligations under the conversion features of certain convertible securities of TCI as such conversion features were adjusted as a result of the Distribution. See note 10 for related discussion.

(3)CHANGES IN ACCOUNTING

   During the fourth quarter of 1996, TSAT re-evaluated certain of its depreciation policies. After considering relevant accounting literature, current accounting practices in similar industries, and other factors, TSAT concluded that the most appropriate depreciation policy for its subscriber installation costs was to depreciate subscriber installation costs on a straight line basis over the estimated average life of a subscriber, and charge to depreciation expense the unamortized balance of installation costs associated with customers who have terminated service with TSAT. TSAT believes the new policy is more appropriate than the prior method since, under the new policy, subscriber installation costs associated with subscribers whose service has been terminated are no longer carried on TSAT's balance sheet after the date of termination. This change was adopted effective October 1, 1996 and was treated as a change in accounting policy that was inseparable from a change in estimate. Accordingly, the cumulative effect of such change for periods prior to October 1, 1996, together with the fourth quarter 1996 effect of such change, was included in TSAT's depreciation expense for the fourth quarter of 1996. Consequently, this change in policy resulted in increases to TSAT's depreciation expense, net loss and pro forma net loss per share for the year ended December 31, 1996 of $55,304,000 ($8,754,000 of which relates to periods prior to January 1, 1996) $41,478,000 ($6,566,000 of which relates to periods prior to January 1, 1996) and $.62 ($.10 of which relates to periods prior to January 1, 1996), respectively.

   In connection with the aforementioned discussion of TSAT's accounting policies with respect to subscriber installation costs, TSAT also determined that a reduction in the estimated useful life of certain satellite reception equipment was appropriate in light of certain changes in TSAT's expectations with respect to technological and other factors. This change in estimate was given effect on a prospective basis as of October 1, 1996. This change in estimate resulted in increases to TSAT's depreciation expense, net loss and pro forma net loss per share for the year ended December 31, 1996 of $7,796,000, $5,847,000 and $.09, respectively.

(4)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Cash and cash equivalents

   TSAT considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

   Investment in PRIMESTAR Partners

   TSAT uses the equity method to account for its investment in PRIMESTAR Partners. Under this method, the investment, originally recorded at cost, is adjusted to recognize TSAT's share of the net earnings or losses of PRIMESTAR Partners as they occur, rather than as dividends or other distributions are received, limited to the extent of TSAT's investment in, and advances and commitments to, PRIMESTAR Partners. TSAT's share of net earnings or losses of PRIMESTAR Partners includes the amortization of the difference between TSAT's investment and its share of the net assets of PRIMESTAR Partners.

   Property and Equipment

   Property and equipment is stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of 4 to 6 years (4 to 8 years through September 30, 1996) for satellite reception equipment

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   and 3 to 10 years for support equipment. Subscriber installation costs are depreciated over the estimated average life of a subscriber (4 years). Any subscriber installation costs that have not been fully depreciated at the time service to a subscriber is terminated are charged to depreciation expense during the period in which such termination occurs. See note 3.

   Installation charges from TCIC include direct and indirect costs of performing installations. Through the Distribution Date, TSAT capitalized a portion of such charges as subscriber installation costs based upon amounts charged by unaffiliated third parties to perform similar services. Subsequent to the Distribution Date, TSAT has capitalized the full amount of installation fees paid to TCIC.

   Repairs and maintenance are charged to operations, and betterments and additions are capitalized. At the time of ordinary retirements of satellite reception equipment, sales or other dispositions of property, the original cost and cost of removal of such property are charged to accumulated depreciation, and salvage, if any, is credited thereto.

   Costs associated with the construction, launch and deployment of the satellites are capitalized. The cost of the Tempo Satellites under construction is comprised of amounts paid by TSAT pursuant to the Satellite Construction Agreement. See note 7.

   Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement No. 121") requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. TSAT adopted Statement No. 121 effective January 1, 1996. Such adoption did not have a significant effect on the financial position or results of operations of TSAT. In accordance with Statement No. 121, TSAT periodically reviews the carrying amount of its long-lived assets (including satellites) to determine whether current events or circumstances warrant adjustments to such carrying amounts. TSAT considers historical and expected future net operating losses to be its primary indicators of potential impairment. Satellites ("Satellites") are evaluated for impairment on a satellite-by-satellite basis. Other assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets ("Assets"). TSAT deems Satellites and Assets to be impaired if TSAT is unable to recover the carrying value of its Satellites and Assets over their expected remaining useful life through a forecast of undiscounted future operating cash flows directly related to the Satellites and Assets. If Satellites and Assets are deemed to be impaired, the loss is measured as the amount by which the carrying amount of the Satellites and Assets exceeds their fair values. TSAT generally measures fair value by considering sales prices for similar assets or by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

   Revenue Recognition

   Monthly programming and equipment rental revenue is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. To date, direct selling costs have exceeded installation revenue.

   Marketing and Direct Selling Costs

   Marketing and direct selling costs are expensed as incurred.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   Residual Sales Commissions

   Residual sales commissions, which become payable upon the collection of programming revenue from certain subscribers, are expensed during the period in which such commissions become payable. See note 13.

   Stock Based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement No. 123") was issued by the Financial Accounting Standards Board in October 1995. Statement No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As allowed by Statement No. 123, TSAT continued to account for stock-based employee compensation pursuant to Accounting Principles Board Opinion No.
   25. For the year ended December 31, 1996, TSAT estimates that stock compensation expense would not be materially different under Statement No. 123.

   Pro Forma Net Loss Per Common Share

   As described in note 2, TSAT issued 66,407,608 shares of TSAT Common Stock pursuant to the Distribution. The pro forma net loss per share amounts set forth in the accompanying combined statements of operations assume that the shares issued pursuant to the Distribution were issued and outstanding since January 1, 1995. Accordingly, the calculation of the pro forma net loss per share assumes weighted average shares outstanding of 66,408,025 and 66,407,608 for the years ended December 31, 1996 and 1995, respectively.

   Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(5)SUPPLEMENTAL DISCLOSURES TO COMBINED STATEMENTS OF CASH FLOWS

   Cash paid for interest was $1,946,000 during the year ended December 31, 1996, and was not significant during the years ended December 31, 1995 and 1994. Cash paid for income taxes was not material during the years ended December 31, 1996, 1995 and 1994.

   With the exception of certain non-cash transactions described in notes 11 and 12, transactions effected through the intercompany account with TCIC for periods prior to the Distribution have been considered to be constructive cash receipts and payments for purposes of the accompanying combined statements of cash flows.

   The non-cash effects of the Distribution are set forth in the accompanying combined statements of equity.

   Accrued capital expenditures of $7,713,000 at December 31, 1996 have been excluded from the accompanying combined statements of cash flows.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


(6)INVESTMENT IN PRIMESTAR PARTNERS

   Summarized unaudited financial information for PRIMESTAR Partners is as follows (amounts in thousands):

                                                    DECEMBER 31,
                                                 -------------------
                                                   1996       1995
                                                 ---------  --------
    Financial Position
    Current assets.............................. $ 137,048    72,638
    Property and equipment, net.................    18,131     9,990
    Cost of satellites under construction.......   525,746   419,256
    Other assets, net...........................     7,348    14,078
                                                 ---------  --------
      Total assets.............................. $ 688,273   515,962
                                                 =========  ========
    PRIMESTAR Credit Facility expected to be
     refinanced................................. $ 521,000   419,000
    Other current liabilities...................    63,907    37,911
    Other liabilities...........................     4,227     7,210
    Partners' capital...........................    99,139    51,841
                                                 ---------  --------
      Total liabilities and partners' capital... $ 688,273   515,962
                                                 =========  ========
                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1996       1995     1994
                                                 ---------  --------  -------
    Results of Operations
    Revenue..................................... $ 412,999   180,595   27,841
    Operating, selling, general and
     administrative expenses....................  (426,561) (216,100) (78,175)
    Depreciation and amortization...............    (3,261)   (2,890)  (2,700)
                                                 ---------  --------  -------
      Operating loss............................   (16,823)  (38,395) (53,034)
    Other, net..................................     1,121    (3,642)  (2,682)
                                                 ---------  --------  -------
      Net loss.................................. $ (15,702)  (42,037) (55,716)
                                                 =========  ========  =======

   The bank credit facility of PRIMESTAR Partners (the "PRIMESTAR Credit Facility") was obtained by PRIMESTAR Partners to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites, and is supported by letters of credit arranged for by affiliates of all but one of the partners of PRIMESTAR Partners. The PRIMESTAR Credit Facility matures on June 30, 1997. PRIMESTAR is currently seeking to extend the maturity date of, or otherwise refinance the PRIMESTAR Credit Facility. See notes 7 and 13.

   Since March 10, 1997, PRIMESTAR Partners has broadcast from a medium power satellite ("GE-2") that was launched on January 30, 1997 by GE American Communications, Inc. ("GE Americom"). Pursuant to an Amended and Restated Memorandum of Agreement, effective as of October 18, 1996, between PRIMESTAR Partners and GE Americom, with respect to PRIMESTAR Partners' use of transponders on GE-2 (the "GE-2 Agreement"), it is anticipated that PRIMESTAR Partners will be required to make minimum lease payments for an initial term of six years from the date of commercial operation, extendible, at the option of PRIMESTAR Partners for the remainder of the operational life of GE-2 (the "End-Of-Life Option"). The End-Of-Life Option expires if not exercised by December 31, 1997.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   PRIMESTAR Partners provides programming services to TSAT and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. In addition, PRIMESTAR Partners arranges for satellite capacity and uplink services, and provides national marketing and administrative support services in exchange for a separate authorization fee. In April 1994, PRIMESTAR Partners began to separately identify charges which relate to programming services from those which relate to other items. During the year ended December 31, 1996 and 1995, the charges from PRIMESTAR Partners included approximately $124,074,000 and $53,006,000, respectively, for programming services, and $64,650,000 and $25,244,000, respectively, for other items.

   Under the PRIMESTAR Partners limited partnership agreement, TSAT has agreed to fund its share of any capital contributions and/or loans to PRIMESTAR Partners that might be agreed upon from time to time by the partners of PRIMESTAR Partners. Additionally, those subsidiaries of TSAT that are general partners of PRIMESTAR Partners are liable as a matter of partnership law for all debts of PRIMESTAR Partners in the event the liabilities of PRIMESTAR Partners were to exceed its assets. PRIMESTAR Partners has contingent liabilities related to legal and other matters arising in the ordinary course of business. Management of PRIMESTAR Partners is unable at this time to assess the impact, if any, of such matters on PRIMESTAR Partners' results of operations, financial position, or cash flows.

(7)SATELLITES UNDER CONSTRUCTION

   Tempo DBS System

   TSAT, through Tempo, holds the FCC Permit authorizing construction of a high power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) West Longitude ("W.L.") orbital position and 11 frequencies at the 166(degrees) W.L. orbital position. The 119(degrees) W.L. orbital position is generally visible to home satellite dishes throughout the entire continental U.S.; the 166(degrees) W.L. orbital position is visible only in the western half of the continental U.S. as well as Alaska and Hawaii.

   Tempo is also a party to the Satellite Construction Agreement with Loral, pursuant to which Tempo has arranged for the construction of the Tempo Satellites at a fixed contract price of $487,159,500, and has an option to purchase up to three additional satellites. The cost of constructing the Tempo Satellites is reflected in "Cost of satellites under construction" in the accompanying balance sheets.

   As constructed, each Tempo Satellite can operate in either "single transponder" mode (with 32 transponders broadcasting at 113 watts per channel) or in "paired transponder" mode (with 16 transponders broadcasting at 220 watts per channel). Either such configuration can be selected at any time, either before or after launch.

   One of the Tempo Satellites ("Tempo DBS-1") was outfitted with an antenna designed for operation at the 119(degrees) W.L. orbital location, and was launched into geosynchronous orbit on March 8, 1997. The satellite is currently undergoing in-orbit testing pursuant to the Satellite Construction Agreement. Assuming the successful in-orbit testing of Tempo DBS-1, TSAT intends to operate such satellite in "paired transponder" mode, broadcasting on 11 of the 16 available transponder pairs, in accordance with the FCC Permit. The remaining five transponder pairs would be available as in-orbit spares. Operating in paired transponder mode, at current levels of digital compression, Tempo DBS-1 would be able to deliver 70 to 85 channels of digital video and music programming, depending on the mix of programming content, to home satellite dishes of less than 14 inches in diameter. If advances in compression technology currently being tested become commercially available, Tempo DBS-1 would be able to deliver up to 150 channels of programming. TSAT intends, directly or through PRIMESTAR Partners, to operate Tempo DBS-1 as a

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   complementary service to basic cable and other channel-constrained analog services, providing DBS services to those system operators wishing to avoid the high cost of digital plant upgrades, or, subject to future advances in high compression digital statistical multiplexing technology, as a stand-alone DBS service.

   TSAT has had discussions regarding the possible sale of the other Tempo Satellite ("Tempo DBS-2"), but has not reached agreement regarding any such transaction. Any such transaction would be subject to the successful commercial operation of Tempo DBS-1 (for which Tempo DBS-2 serves as ground spare), the prior approval of PRIMESTAR Partners, prior regulatory approvals, definitive documentation, and other conditions. Pursuant to an option agreement between Tempo and PRIMESTAR Partners (the "Tempo Option Agreement"), any proceeds received by TSAT from the sale of Tempo DBS-2 would be paid to PRIMESTAR Partners to satisfy certain advances by PRIMESTAR Partners to TSAT to fund construction of the Tempo Satellites. There can be no assurance that TSAT will be able to sell Tempo DBS-2 on terms acceptable to TSAT.

   Satellite Launches

   Pursuant to the Satellite Construction Agreement, Loral must conduct in-orbit testing. As noted above, Tempo DBS-1 was launched on March 8, 1997 and is currently in the process of in-orbit testing. Delivery of a satellite takes place upon Tempo's acceptance of such satellite after completion of in-orbit testing ("Delivery"). Subject to certain limits, Loral must reimburse Tempo for Tempo's actual and reasonable expenses directly incurred as a result of any delays in the Delivery of satellites. The in-orbit useful life of each satellite is designed to be a minimum of 12 years. If in-orbit testing confirms that the satellite conforms fully to specifications and the service life of the satellite will be at least 12 years, Tempo is required to accept the satellite. If in-orbit testing determines that the satellite does not fully conform to specifications but at least 50% of its transponders are functional and the service life of the satellite will be at least six years, Tempo is required to accept the satellite but is entitled to receive a proportionate decrease in the purchase price. If Loral fails to deliver a satellite, it has 29 months to deliver, at its own expense, a replacement satellite. Loral may make four attempts to launch the two Tempo Satellites; however, if the two Tempo Satellites are not delivered in such four attempts, Tempo may terminate the Satellite Construction Agreement. Tempo also may terminate the contract in the event of two successive satellite failures.

   Loral has warranted that, until the satellites are launched, the satellites will be free from defects in materials or workmanship and will meet the applicable performance specifications. In addition, Loral has warranted that all items other than the satellites delivered under the Satellite Construction Agreement will be free from defects in materials or workmanship for one year from the date of their acceptance and will perform in accordance with the applicable performance specifications. Loral bears the risk of loss of the Tempo Satellites until Delivery. Upon Delivery, title and risk of loss pass to Tempo. However, Loral is obligated to carry risk insurance on each satellite covering the period from the launch of the satellite through an operating period of 180 days. Such risk insurance will cover (i) the cost of any damages due under the Satellite Construction Agreement; (ii) the cost of delivery of a replacement satellite in the event of a satellite failure; and (iii) the refund of the full purchase price for each undelivered Tempo Satellite if Loral fails to deliver both Tempo Satellites after four attempts. Loral is also required to obtain insurance indemnifying Tempo from any third party claims arising out of the launch of a satellite.

   Upon Delivery of each of the Tempo Satellites, Tempo is obligated to make a $10 million incentive payment to Loral. Tempo is eligible to receive a pro rata warranty payback of each such incentive payment

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   to the extent that transponder failures occur during the twelve-year period following Delivery. Satellite incentive payments and any related warranty paybacks are treated as adjustments of the cost of the applicable Tempo Satellite.

   Tempo Option

   In February 1990, Tempo entered into the Tempo Option Agreement with PRIMESTAR Partners granting PRIMESTAR Partners the right and option (the "Tempo Option"), upon exercise, to purchase or lease 100% of the capacity of the DBS system to be built, launched and operated by Tempo pursuant to the FCC Permit. Under the Tempo Option Agreement, upon the exercise of the Tempo Option, PRIMESTAR Partners is obligated to pay Tempo $1,000,000 (the "Exercise Fee") and to lease or purchase the entire capacity of the DBS system with the purchase price (or aggregate lease payments) being sufficient to cover the costs of constructing, launching and operating such DBS system. In connection with the Tempo Option and certain related matters, Tempo and PRIMESTAR Partners subsequently entered into two letter agreements (the "Tempo Letter Agreements"), which provided for, among other things, the funding by PRIMESTAR Partners of milestone and other payments due under the Satellite Construction Agreement, and certain related costs, through advances by PRIMESTAR Partners to Tempo. PRIMESTAR Partners financed such advances to Tempo through borrowings under the PRIMESTAR Credit Facility, which is supported by letters of credit arranged for by affiliates of all but one of the partners of PRIMESTAR Partners. The aggregate funding provided to Tempo by PRIMESTAR Partners ($457,685,000 at December 31, 1996) is reflected in "Due to PRIMESTAR Partners" in the accompanying balance sheets. At December 31, 1996, the amount borrowed by PRIMESTAR Partners under the PRIMESTAR Credit Facility was $521,000,000, including amounts borrowed to pay interest charges. See note 6.

   During 1996, TCIC made intercompany advances to TSAT to fund the majority of the construction and related costs associated with the Tempo Satellites. Prior to 1996, PRIMESTAR Partners had funded substantially all of the construction and related costs associated with the Tempo Satellites. In connection with the Distribution, a determination was made that such 1996 advances from TCIC would be repaid by TSAT to TCIC, to the extent (and only to the extent) that Tempo received corresponding advances from PRIMESTAR Partners. As a result of negotiations between TSAT and PRIMESTAR Partners to resolve a disagreement concerning the Tempo Satellites, PRIMESTAR Partners advanced $73,786,000 to Tempo in December 1996 to reimburse Tempo for all of the 1996 costs which previously had been funded by TCIC. Upon receipt, such advance was paid to TCIC by Tempo in repayment of such 1996 advances by TCIC.

   The Tempo Letter Agreements permit PRIMESTAR Partners to apply its advances to Tempo against any payments (other than the Exercise Fee) due under the Tempo Option (which TSAT believes has been exercised) and would not require Tempo to repay such advances. In the event that it is determined that the Tempo Option has not been exercised in accordance with its terms, Tempo, in lieu of repaying such advances, could elect to assign all of its rights relating to the Tempo Satellites to PRIMESTAR Partners.

   On February 7, 1997, the Partners Committee of PRIMESTAR Partners adopted a resolution (i) affirming that PRIMESTAR Partners had unconditionally exercised the Tempo Option, (ii) approving the proposed launch of Tempo DBS-1 into the 119(degrees) W.L. orbital position and the use of Satellite No. 2 as a spare or back-up for Tempo DBS-1, pending other deployment or disposition as determined by PRIMESTAR Partners, and (iii) authorizing the payment by PRIMESTAR Partners to Tempo of the Exercise Fee and other amounts in connection with the Tempo Option and the Tempo Letter Agreements, including funding of substantially all construction and related costs relating to the Tempo Satellites not previously funded by PRIMESTAR Partners.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   TSAT currently intends to pursue its high power strategy through PRIMESTAR Partners, consistent with such resolution. Although TSAT and PRIMESTAR Partners have not entered into an agreement with respect to the lease or purchase of 100% of the capacity of Tempo DBS-1 pursuant to the Tempo Option, and there can be no assurances that potential disagreements will not arise as such agreements are negotiated, TSAT does not currently believe that any such potential disagreement is reasonably likely to have a material adverse effect on TSAT.

(8)OTHER ASSETS

   The components of other assets are as follows (amounts in thousands):

                                                                  DECEMBER 31,
                                                                      1996
                                                                  ------------
    Deferred financing costs(a)..................................   $ 7,000
    Investment in, and advances to, ResNet Communications, Inc.
     ("ResNet")(b)...............................................     5,827
                                                                    -------
                                                                    $12,827
                                                                    =======

   (a) Represents deferred financing costs incurred in connection with the Bank Credit Facility. Such costs are amortized over the term of the Bank Credit Facility. See note 9.

   (b) Effective as of October 21, 1996, TSAT acquired 4.99% of the issued and outstanding capital stock of ResNet for a purchase price of $5,396,000. ResNet was formed by LodgeNet Entertainment Corporation ("LodgeNet"), a Delaware corporation, in February 1996 to engage in the business of providing video services to subscribers in multiple dwelling units (the "ResNet Business"). ResNet agreed to purchase from TSAT, at a price that approximates TSAT's cost, up to $40 million in satellite reception equipment to be used in connection with the ResNet Business exclusively, over a five year period (subject to a one-year extension at the option of ResNet if ResNet has not purchased the full $40 million in equipment during the five-year initial term). TSAT uses the cost method to account for its investment in ResNet.

     TSAT also agreed to make a subordinated convertible term loan to ResNet, in the principal amount of $34,604,000, the proceeds of which can be used only to purchase such equipment from TSAT. The term of the loan is five years with an option by ResNet to extend the term for one additional year. The total principal and accrued and unpaid interest under the loan is convertible over a four-year period into shares of common stock of ResNet representing an additional 32% of the issued and outstanding common stock of ResNet. TSAT's only recourse with respect to repayment of the loan is conversion into ResNet stock or warrants as described below. Under current interpretations of the FCC rules and regulations related to restrictions on the provision of cable and satellite master antenna television services in certain areas, TSAT could be prohibited from holding 5% or more of the stock of ResNet and consequently could not exercise the conversion rights under the convertible loan agreement. TSAT is required to convert the convertible loan at such time as conversion would not violate such currently applicable regulatory restrictions.

     In addition, ResNet granted TSAT an option to acquire an additional 13.01% of the issued and outstanding common stock of ResNet at appraised fair market value at the time of exercise of the option. The option is exercisable between December 21, 1999 and the maturity of the convertible loan.

     TSAT also entered into a long-term signal availability agreement with ResNet, pursuant to which TSAT is committed to transport for a fee to certain defined private cable systems owned and operated by ResNet, the satellite signal used by PRIMESTAR Partners to transmit the PRIMESTAR(R) programming service (the "PRIMESTAR Satellite Signal") or the signal of a substantially

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

     comparable service. TSAT is acting solely to make the PRIMESTAR Satellite Signal available to ResNet and is not acting as a distributor of any PRIMESTAR(R) programming services to ResNet. ResNet must obtain its own rights from the applicable programming networks to receive the programming services and to distribute them to ResNet's subscribers.

     The National Digital Television Center of TCI ("NDTC") has the right from PRIMESTAR Partners to use the PRIMESTAR Satellite Signal for delivery of programming for the benefit of third parties, including private cable systems (the "Simultaneous Use Rights"). NDTC has agreed with TSAT that private cable systems designated by TSAT, including the ResNet private cable systems, will receive the transport of the PRIMESTAR Satellite Signal by NDTC in exchange for the payment by TSAT of a per subscriber per video program signal. The agreement between TSAT and NDTC is coextensive with the agreement between NDTC and PRIMESTAR Partners, expiring on March 31, 2001, and there is no assurance that TSAT will continue to have the ability to make the PRIMESTAR Satellite Signal available after that date.

     In its agreement with ResNet, TSAT has committed to make the PRIMESTAR Satellite Signal or the signal of a substantially comparable service available for a term that extends substantially beyond March 31, 2001. If TSAT loses its contractual ability to make the PRIMESTAR Satellite Signal available and is not able to make the signal of a substantially comparable service available, TSAT is obligated to reimburse ResNet for its costs in obtaining a digital signal from another source, including the cost of replacement equipment if the new digital signal is not compatible with ResNet's equipment. While it is not possible at this time to quantify the amount that TSAT would be obligated to pay to ResNet under the circumstances described above, TSAT believes that the costs could be significant, particularly if it were to lose its ability to make a signal available towards the end of its agreement with ResNet.

     Counsel to PRIMESTAR Partners has advised TSAT of the Partnership's position that there are certain preconditions to NDTC's Simultaneous Use Rights which have not yet been satisfied and that such rights are not assignable by NDTC to TSAT. TSAT believes that its transaction with ResNet and similar transactions are permitted under the agreements between NDTC and PRIMESTAR Partners. TSAT does not believe that any potential dispute with the Partnership regarding this issue is likely to have a material adverse effect on TSAT.

(9)DEBT

   The components of debt are as follows (amounts in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
    Bank Credit Facility (a).......................................   $246,000
    TCIC Credit Facility (b).......................................        --
    Other..........................................................      1,230
                                                                      --------
                                                                      $247,230
                                                                      ========

   (a)Bank Credit Facility

     On December 31, 1996, TSAT entered into the Bank Credit Facility. As a result of the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, the available commitments under the Bank Credit Facility were increased from $350,000,000 to $750,000,000, subject to TSAT's compliance with operating and financial covenants and other customary conditions. Commencing March 31, 2001, aggregate commitments will be reduced quarterly

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

     in accordance with a schedule, until final maturity at June 30, 2005. TSAT's initial borrowings under the Bank Credit Facility were used to repay in full the principal amount of and accrued interest on the TSAT Note and to fund financing costs associated with the arrangement of the facility.

     Borrowings under the Bank Credit Facility bear interest at variable rates (9.75% at December 31, 1996). In addition, TSAT is required to pay a commitment fee equal to 0.250% on unavailable commitments and 0.375% on the average daily unused portion of the available commitments, payable quarterly in arrears and at maturity. Aggregate commitment fees during the year ended December 31, 1996 were not significant.

     Borrowings under the Bank Credit Facility are guaranteed by TSEI's restricted subsidiaries (currently all of TSEI's subsidiaries except Tempo) (the "Restricted Subsidiaries"), and secured by collateral assignments or other security interests in (i) all capital stock of certain of TSEI's Restricted Subsidiaries and (ii) substantially all of TSAT's assets (other than the Tempo Satellites). The Bank Credit Facility contains affirmative covenants regarding minimum subscribers, revenue per subscriber and debt service coverage, as well as negative covenants that restrict TSEI and its Restricted Subsidiaries from, among other things, (i) incurring indebtedness, (ii) creating liens and other encumbrances, (iii) entering into merger or consolidation transactions, (iv) entering into transactions with affiliates, (v) making investments, (vi) making capital expenditures, (vii) paying dividends and other distributions, (viii) redeeming stock, (ix) redeeming or purchasing of subordinated debt (except under certain limited circumstances) (x) paying interest on or principal of subordinated debt during the continuation of (A) an event of default under the Bank Credit Facility or (B) a default under the Bank Credit Facility of which management of TSAT has actual or constructive notice,
     (xi) entering into sale and leaseback transactions and (xii) engaging in non-designated activities. The Bank Credit Facility also contains customary events of default and provisions for mandatory prepayments and commitment reductions in the event of certain asset sales.

     Subsequent to December 31, 1996, two letters of credit with an aggregate drawable amount of $30,000,000 were issued for the account of TSAT pursuant to the Bank Credit Facility. See note 13.

   (b)TCIC Credit Facility

     In connection with the Distribution, TSAT and TCIC entered into the TCIC Credit Facility to provide for the terms of the TSAT Note and to provide for a revolving credit facility (the "TCIC Revolving Loans"). The TCIC Credit Facility required TSAT to use its best efforts to obtain external debt or equity financing after the Distribution Date and provided for mandatory prepayment of the TCIC Revolving Loans and the TSAT Note from the proceeds thereof. As described in (a) above, the initial borrowings under the Bank Credit Facility were used to repay the TSAT Note in full. In connection with the February 1997 issuance of the Notes (see below) and the March 1997 determination that GE-2 was commercially operational, borrowing availability pursuant to the TCIC Credit Facility was terminated.

   As of December 31, 1996, annual maturities of TSAT's debt for each of the next five years were as follows (amounts in thousands):

      1997................................................................. $321
      1998.................................................................  324
      1999.................................................................  578
      2000.................................................................  --
      2001.................................................................  --

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   TSAT believes that the fair value and the carrying value of TSAT's debt were approximately equal at December 31, 1996.

   On February 20, 1997, TSAT issued 10 7/8% Senior Subordinated Notes due 2007 having an aggregate principal amount of $200,000,000 the ("Senior Subordinated Notes") and 12 1/4% Senior Subordinated Discount Notes due 2007 having an aggregate principal amount at maturity of $275,000,000 (the "Senior Subordinated Discount Notes", and together with the Senior Subordinated Notes, the "Notes"). The net proceeds from the issuance of the Notes (approximately $340,500,000 after deducting offering expenses) were initially held in escrow and were subsequently released to TSAT on March 17, 1997. TSAT initially used $244,404,000 of such net proceeds to repay amounts outstanding under the Bank Credit Facility and expects to use the remaining net proceeds to fund capital expenditures and operations and to provide for working capital and for other general corporate purposes.

   Cash interest on the Senior Subordinated Notes will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 1997. Cash interest will not accrue or be payable on the Senior Subordinated Discount Notes prior to February 15, 2002. Thereafter cash interest will accrue at a rate of 12 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2002, provided however, that at any time prior to February 15, 2002, TSAT may make a Cash Interest Election (as defined) on any interest payment date to commence the accrual of cash interest from and after the Cash Election Date (as defined). The Notes will be redeemable at the option of TSAT, in whole or in part, at any time after February 15, 2002 at specified redemption prices. In addition, prior to February 15, 2000, TSAT may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the Notes at specified redemption prices. The Notes were not originally registered under the Securities Act of 1933, as amended (the "Securities Act") and TSAT may incur interest penalties in the event that the Notes are not exchanged by July 5, 1997 for securities that are registered under the Securities Act, and under certain other circumstances relating to such exchange.

(10)STOCKHOLDERS' EQUITY

   Common Stock

   The Series A Common Stock has one vote per share and the Series B Common Stock has ten votes per share. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.

   Preferred Stock

   TSAT is authorized to issue 5,000,000 shares of Preferred Stock. The Preferred Stock may be issued from time to time as determined by the Board of Directors, without stockholder approval. Such Preferred Stock may be issued in such series and with such designations, preferences, conversion or other rights, voting powers, qualifications, limitations, or restrictions as shall be stated or expressed in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors. The Board of Directors has not authorized the issuance of any shares of Preferred Stock and has no current plans for the issuance of any shares of Preferred Stock.

   Employee Benefit Plans

   TSAT's Employee Stock Purchase Plan (the "TSAT ESPP"), which became effective on January 1, 1997, provides eligible employees with an opportunity to invest in TSAT and to create a retirement fund. Terms of the TSAT ESPP provide for eligible employees to contribute up to 10% of their compensation to a trust

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   for investment in TSAT common stock. TSAT, by annual resolution of the TSAT Board of Directors, may elect to contribute up to 100% of the amount contributed by employees.

   Stock Options

   On the Distribution Date, the TSAT Board adopted, and TCI as the sole stockholder of TSAT prior to the Distribution, approved, the TCI Satellite Entertainment, Inc. 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan provides for awards to be made in respect of a maximum of 3,200,000 shares of Series A Common Stock (subject to certain anti-dilution adjustments). Awards may be made as grants of stock options, stock appreciation rights ("SARs"), restricted shares, stock units, performance awards or any combination thereof (collectively, "Awards"). Awards may be made to employees and to consultants and advisors to TSAT who are not employees. Shares of Series A Common Stock that are subject to Awards that expire, terminate or are annulled for any reason without having been exercised (or deemed exercised, by virtue of the exercise of a related
   SAR), or are forfeited prior to becoming vested, will return to the pool of such shares available for grant under the 1996 Plan.

   In June 1996, the TCI Board authorized TCI to permit certain of its executive officers to acquire equity interests in certain of TCI's subsidiaries. In connection therewith, the TCI Board approved the acquisition by each of two executive officers of TCI who are not employees of TSAT (the "TCI Officers"), of 1.0% of the net equity of TSAT. The TCI Board also approved the acquisition by a former executive officer of TCIC who is also the chief executive officer and a director of TSAT (the "TSAT Officer"), of 1.0% of the net equity of TSAT and the acquisition by an executive officer of certain TCI subsidiaries who is also a director, but not an employee, of TSAT (the "TCI Subsidiary Officer"), of 0.5% of the net equity of TSAT. The TCI Board determined to structure such transactions as grants by TSAT to such persons of options to purchase shares of Series A Common Stock representing 1.0% (in the case of each of the TCI Officers and the TSAT Officer) and 0.5% (in the case of the TCI Subsidiary Officer) of the shares of Series A Common Stock and Series B Common Stock issued and outstanding on the Distribution Date, determined immediately after giving effect to the Distribution, but before giving effect to any exercise of such options (the "Distribution Date Options"). The aggregate exercise price for each such option is equal to 1.0% (in the case of each of the TCI Officers and the TSAT Officer) and 0.5% (in the case of the TCI Subsidiary Officer) of TCI's Net Investment (as defined below) as of the first to occur of the Distribution Date and the date on which such option first becomes exercisable, but excluding any portion of TCI's Net Investment that as of such date is represented by a promissory note or other evidence of indebtedness from TSAT to TCI. TCI's Net Investment is defined for this purpose as the cumulative amount invested by TCI and its predecessor in TSAT and its predecessors prior to and including the applicable date of determination, less the aggregate amount of all dividends and distributions made by TSAT and its predecessors to TCI and its predecessor prior to and including such date. Distribution Date Options to purchase 2,324,266 shares of Series A Common Stock at a per share price of $8.86 were granted on the Distribution Date, will vest in 20% cumulative increments in each of the first five anniversaries of February 1, 1996, and will be exercisable for up to ten years following February 1, 1996.

   The TSAT Officer received 664,076 of the Distribution Date Options and such options were granted pursuant to the 1996 Plan. As of the grant date, the Distribution Date Options received by the TSAT Officer had an estimated aggregate fair value of $5,806,000. Such estimated fair value is based on the Black-Scholes model and is stated in current annualized dollars on a present value basis. The key assumptions used in the model for purposes of this calculation include the following: (a) a 6.22% discount rate; (b) a 35% volatility factor, (c) the 10-year option term;
   (d) the closing price of Series A Common Stock on December 5, 1996; and
   (e) a per share exercise price of $8.86. The actual value that the TSAT Officer may realize will depend upon the extent to which the stock price exceeds the exercise price on the

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   date the option is exercised. Accordingly, the value realized by the TSAT Officer will not necessarily be the value determined by the model. Compensation expense with respect to the Distribution Date Options held by the TSAT Officer aggregated $95,000 during the year ended December 31, 1996.

   Pursuant to the Reorganization Agreement, and (in the case of the TCI Officers and the TCI Subsidiary Officer) in partial consideration for the capital contribution made by TCI to TSAT in connection with the Distribution, TSAT agreed, effective as of the Distribution Date, to bear all obligations under such options and to enter into stock option agreements with respect to such options with each of the TCI Officers, the TSAT Officer and the TCI Subsidiary Officer.

   Subsequent to December 31, 1996, certain key employees of TSAT were granted, pursuant to the 1996 Plan, an aggregate of 820,000 options in tandem with stock appreciation rights to acquire shares of Series A Common Stock at a per share exercise price of $8.00, and an aggregate of 325,000 restricted shares of Series A Common Stock. Each such grant of options with tandem appreciation rights vests evenly over five years with such vesting period beginning January 1, 1997, first become exercisable on January 1, 1998 and expires on December 31, 2006. Each such grant of restricted shares vests as to 50% on January 1, 2001, and as to the remaining 50% on January 1, 2002.

   Other

   In connection with the Distribution, TCI and TSAT also entered into a "Share Purchase Agreement" to sell to each other from time to time, at the then current market price, shares of Series A TCI Group Common Stock and Series A Common Stock, respectively, as necessary to satisfy their respective obligations after the Distribution Date under certain stock options and SARS held by their respective employees and non-employee directors.

   At December 31, 1996, there were 2,324,266, 1,938,173 and 4,765,000 shares of Series A Common Stock reserved for issuance pursuant to the Distribution Date Options, the Share Purchase Agreements and the Reorganization Agreement, respectively, (see note 2). In addition, as a result of the above-described convertibility feature of the Series B Common Stock, one share of Series A Common Stock is reserved for each share of outstanding Series B Common Stock.

(11)INCOME TAXES

   Prior to the Distribution, TSAT was included in the consolidated Federal and state income tax returns of TCI. Income tax benefit for TSAT was based on those items in TCI's consolidated calculation applicable to TSAT. Intercompany tax allocation represented an apportionment of tax expense or benefit (other than deferred taxes) among subsidiaries of TCI in relation to their respective amounts of taxable earnings or losses. The payable or receivable arising from the intercompany tax allocation was recorded as an increase or decrease in "Due to TCIC," as reflected in the accompanying balance sheets. Effective as of the Distribution Date, TSAT became a separate tax paying entity, and accordingly, is no longer a part of the TCI consolidated tax group.

   A tax sharing agreement (the "Tax Sharing Agreement") among TCI, TCIC and certain other subsidiaries of TCI was implemented effective July 1, 1995. The Tax Sharing Agreement formalizes certain of the elements of a pre-existing tax sharing arrangement and contains additional provisions regarding the allocation of certain consolidated income tax attributes and the settlement procedures with respect to the intercompany allocation of current tax attributes. The Tax Sharing Agreement encompasses U.S. Federal, state, local and foreign tax consequences and relies upon the U.S. Internal Revenue Code of 1986 as

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   amended, and any applicable state, local and foreign tax law and related regulations. Beginning on the July 1, 1995 effective date, TCIC is responsible to TCI for its share of current consolidated income tax liabilities. TCI is responsible to TCIC to the extent that TCIC's income tax attributes generated after the effective date are utilized by TCI to reduce its consolidated income tax liabilities. Accordingly, all tax attributes generated by TCIC's operations after the effective date including, but not limited to, net operating losses, tax credits, deferred intercompany gains, and the tax basis of assets are inventoried and tracked for the entities comprising TCIC. TSAT's intercompany income tax allocation has been calculated in accordance with the Tax Sharing Agreement. In connection with the Distribution, the Tax Sharing Agreement was amended to provide that TSAT will be treated as if it had been a party to the Tax Sharing Agreement, effective July 1, 1995.

   Income tax benefit (expense) for the years ended December 31, 1996, 1995 and 1994 consists of (amounts in thousands):

                                                      CURRENT DEFERRED   TOTAL
                                                      ------- --------  -------
    Year ended December 31, 1996:
      Intercompany allocation........................ $70,645     --     70,645
      Federal........................................     --  (17,699)  (17,699)
      State and local................................     --   (7,009)   (7,009)
                                                      ------- -------   -------
                                                      $70,645 (24,708)   45,937
                                                      ======= =======   =======
    Year ended December 31, 1995:
      Intercompany allocation........................ $36,530     --     36,530
      Federal........................................     --  (11,040)  (11,040)
      State and local................................     --   (3,632)   (3,632)
                                                      ------- -------   -------
                                                      $36,530 (14,672)   21,858
                                                      ======= =======   =======
    Year ended December 31, 1994:
      Intercompany allocation........................ $ 9,611     --      9,611
      Federal........................................     --   (2,254)   (2,254)
      State and local................................     --     (485)     (485)
                                                      ------- -------   -------
                                                      $ 9,611  (2,739)    6,872
                                                      ======= =======   =======

   Income tax benefit (expense) differs from the amounts computed by applying the Federal income tax rate of 35% as a result of the following (amounts in thousands):

                                                   YEARS ENDED DECEMBER 31
                                                   ---------------------------
                                                     1996      1995     1994
                                                   ---------  -------  -------
    Computed "expected" tax benefit............... $  65,079   24,278   7,196
    State and local income taxes, net of Federal
     income tax benefit...........................    (2,672)  (2,361)   (315)
    Change in valuation allowance.................   (16,371)     --      --
    Other.........................................       (99)     (59)     (9)
                                                   ---------  -------  ------
                                                   $  45,937   21,858   6,872
                                                   =========  =======  ======

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below (amounts in thousands):

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996     1995
                                                                 -------  ------
    Deferred tax assets:
      Net operating loss carry forwards........................  $21,628   6,668
      Investment in PRIMESTAR Partners:
        Due to an increase in tax basis upon transfer from TCIC
         to TSAT...............................................   29,142     --
        Due principally to losses recognized for financial
         statement purposes in excess of losses recognized for
         tax purposes..........................................      957   1,049
      Future deductible amounts principally due to accruals
       deductible in later periods.............................    1,631   1,906
                                                                 -------  ------
      Total deferred tax assets................................   53,358   9,623
        Less-valuation allowance...............................  (16,371)    --
                                                                 -------  ------
      Net deferred tax assets..................................   36,987   9,623
    Deferred tax liability--
      Property and equipment, principally due to differences in
       depreciation net of increase in tax basis resulting from
       intercompany transfer...................................   36,987  14,057
                                                                 -------  ------
    Net deferred tax liability.................................  $   --    4,434
                                                                 =======  ======

   On February 22, 1995, the assets (primarily property and equipment) and liabilities comprising the TCIC business that distributed the PRIMESTAR(R) programming service were transferred from certain subsidiaries of TCIC to the predecessor of TSAT. Such transfer, which resulted in an increased tax basis for such assets, was recorded at TCIC's carryover basis for financial reporting purposes. In connection with such transfers, TSAT recorded an $12,136,000 non-cash increase to the intercompany amount owed to TCIC, and an $12,136,000 non-cash decrease to TSAT's deferred tax liability.

   Immediately prior to the Distribution, the investment in PRIMESTAR Partners was transferred from TCIC to TSAT. Such transfer, which resulted in an increased tax basis for the investment in PRIMESTAR Partners, was recorded at TCIC's carryover basis for financial reporting purposes. In connection with such transfer, TSAT recorded a $29,142,000 non-cash increase to the intercompany account owed to TCIC and $29,142,000 non-cash decrease to TSAT's deferred tax liability.

   TSAT has analyzed the sources and expected reversal periods of its deferred tax assets. TSAT believes that the tax benefits attributable to deductible temporary differences will be realized to the extent of future reversals of existing taxable temporary differences.

   At December 31, 1996, TSAT had net operating loss carry forwards for income tax purposes aggregating approximately $59,790,000 of which, if not utilized to reduce taxable income in future periods, $13,967,000 expire in 2009, $39,278,000 expire in 2010 and $6,545,000 expire in 2011.

(12)TRANSACTIONS WITH RELATED PARTIES

   Through the Distribution Date, the effects of all transactions between TSAT and TCI were reflected as adjustments to a non-interest bearing intercompany account. As described in note 2, all but $250,000,000 of this intercompany account was forgiven in connection with the Distribution. Subsequent to the

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   Distribution Date, the effects of all transactions (other than those related to the TCIC Credit Facility) will be reflected in a non-interest bearing account between TSAT and TCIC to be settled periodically in cash.

   TCIC provides certain installation, maintenance, retrieval and other customer fulfillment services to TSAT. The costs associated with such services have been allocated to TSAT based upon a standard charge for each of the various customer fulfillment activities performed by TCIC. During the years ended December 31, 1996, 1995 and 1994, TSAT's capitalized installation costs included amounts allocated from TCIC of $53,169,000, $57,058,000 and $15,369,000, respectively. Maintenance, retrieval and other operating expenses allocated from TCIC to TSAT aggregated $20,365,000, $15,916,000 and $4,367,000 during the years ended December
   31, 1996, 1995 and 1994, respectively.

   Effective January 1, 1997, charges for customer fulfillment services provided by TCI will be made pursuant to the Fulfillment Agreement entered into by TSAT and TCIC in connection with the Distribution. Pursuant to the Fulfillment Agreement, TCIC has continued to provide fulfillment services on an exclusive basis to TSAT following the Distribution with respect to customers of the PRIMESTAR(R) medium power service. Such services, which include installation, maintenance, retrieval, inventory management and other customer fulfillment services, are to be performed in accordance with specified performance standards. The Fulfillment Agreement has an initial term of two years and is terminable, on 180 days notice to TCIC, by TSAT at any time during the first six months following the Distribution Date. The cost to TSAT of the services provided by TCIC under the Fulfillment Agreement will exceed the standard charges allocated to TSAT for such services through December 31, 1996. TSAT and TCIC are currently discussing certain proposed changes to the Fulfillment Agreement, but there can be no assurance that any such changes will be agreed to or that TSAT will not exercise its right to terminate the Fulfillment Agreement if an acceptable amendment is not agreed to prior to the end of TSAT's six-month termination window. There can be no assurance that the terms of the Fulfillment Agreement are not more or less favorable than those which could be obtained by TSAT from third parties, or that comparable services could be obtained by TSAT from third parties on any terms if the Fulfillment Agreement is terminated.

   TCIC also provides corporate administrative services to TSAT. Such administrative expenses, which were allocated from TCIC to TSAT based primarily on the estimated cost of providing the service, aggregated $18,120,000, $7,817,000 and $1,080,000 during the years ended December 31,
   1996, 1995 and 1994, respectively.

   Effective on the Distribution Date, charges for administrative services provided by TCIC are made pursuant to the Transition Services Agreement entered into by TSAT and TCI in connection with the Distribution. Pursuant to the Transition Services Agreement between TCI and TSAT, TCI is obligated to provide to TSAT certain services and other benefits, including certain administrative and other services that were provided by TCI prior to the Distribution. Pursuant to the Transition Services Agreement, TCI has also agreed to provide TSAT with certain most-favored-customer rights to programming services that TCI or a wholly-owned subsidiary of TCI may own in the future and access to any volume discounts that may be available to TCI for purchase of home satellite dishes, satellite receivers and other equipment. As compensation for the services rendered and for the benefits made available to TSAT pursuant to the Transition Services Agreement, TSAT is required to pay TCI a monthly fee of $1.50 per qualified subscribing household or other residential or commercial unit (counted as one subscriber regardless of the number of satellite receivers), up to a maximum of $3,000,000 per month, and to reimburse TCI quarterly for direct, out-of-pocket expenses incurred by TCI to third parties in providing the services. The Transition Services Agreement continues in effect until the close of business on December 31, 1999, and will be renewed automatically for successive one-year periods thereafter, unless earlier terminated by (i) either

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   party at the end of the initial term or the then current renewal term, as applicable, on not less than 180 days' prior written notice to the other party, (ii) TCI upon written notice to TSAT following certain changes in control of TSAT, and (iii) either party if the other party is the subject of certain bankruptcy or insolvency-related events.

   Certain key employees of TSAT hold stock options in tandem with SARs with respect to certain common stock of TCI. In connection with the Distribution, TSAT assumed the stock compensation liability with respect to such TCI options and SARs. Estimates of the compensation related to the options and/or SARs granted to employees of TSAT have been recorded in the accompanying financial statements, but are subject to future adjustment based upon the market value of the underlying TCI common stock and, ultimately, on the final determination of market value when the rights are exercised. Non-cash increases (decreases) to such estimated stock compensation liability, which are included in the above-described TCIC administrative expense allocations, aggregated $(541,000), $901,000 and ($87,000) during the years ended December 31, 1996, 1995 and 1994, respectively.

   TSAT has entered into indemnification agreements with TCIC. See note 13.

(13)COMMITMENTS AND CONTINGENCIES

   At December 31, 1996, TSAT's future minimum commitments to purchase satellite reception equipment aggregated approximately $10,600,000.

   In 1994, TSAT began to engage master sales agents to recruit, train and maintain a network of sub-agents to sell services on behalf of TSAT and to install, service and maintain equipment located at the premises of subscribers. As part of the compensation for such services, TSAT pays certain residual sales commissions equal to a percentage of the programming revenue collected from a subscriber installed by a master sales agent during specified periods following the initiation of service (generally five years). Residual payments to master sales agents aggregated $11,848,000 and $2,178,000 during 1996 and 1995, respectively and were not significant in 1994.

   TSAT leases business offices and uses certain equipment under lease arrangements. Rental expense under such arrangements amounted to $2,095,000 and $1,257,000 in 1996 and 1995 and was not significant in 1994. It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the rental expense incurred during 1995.

   On the Distribution Date, TSAT entered into Indemnification Agreements (the "Indemnification Agreements") with TCIC and TCI UA 1, Inc., an indirect subsidiary of TCIC, ("TCI UA 1"). The Indemnification Agreement with TCIC provides for TSAT to reimburse TCIC for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCIC to support TSAT's share of PRIMESTAR Partners' obligations under the GE-2 Agreement. The drawable amount of such letter of credit is $25,000,000.

   Subsequent to December 31, 1996, an additional irrevocable transferable letter of credit was issued pursuant to the Bank Credit Facility for the account of TSAT to support TSAT's share of PRIMESTAR Partners' obligations under the GE-2 Agreement. The initial drawable amount of this letter of credit is $25,000,000, increasing to $50,000,000 if PRIMESTAR Partners exercises the End-Of-Life Option.

   The Indemnification Agreement with TCI UA 1 provides for TSAT to reimburse TCI UA 1 for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCI UA 1 (the

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   "TCI UA 1 Letter of Credit"), which supports the PRIMESTAR Credit Facility. The drawable amount of the TCI UA 1 Letter of Credit was $141,250,000 at December 31, 1996. See notes 6 and 7.

   Subsequent to December 31, 1996, an additional irrevocable transferable letter of credit was issued pursuant to the Bank Credit Facility for the account of TSAT to support the PRIMESTAR Credit Facility. The drawable amount of this letter of credit is $5,000,000. See notes 6, 7 and 9.

   The Indemnification Agreements provide for TSAT to indemnify and hold harmless TCIC and TCI UA 1 and certain related persons from and against any losses, claims, and liabilities arising out of the respective letters of credit or any drawings thereunder. The payment obligations of TSAT to TCIC and TCI UA 1 under such Indemnification Agreements are subordinated in right of payment with respect to the obligations of TSAT under the Bank Credit Facility. See note 9.

   Subsequent to December 31, 1996, TCI agreed to cause TCI UA 1 to renew the letter of credit arranged by it on TSAT's behalf, through December 31, 1997. TSAT believes (but cannot assure) that during such period TSAT and/or PRIMESTAR Partners will be able to obtain permanent financing for the Tempo Satellites (to the extent not sold to a person other than PRIMESTAR Partners) on a basis that does not require TSAT to post a letter of credit with respect thereto. If such permanent financing is not available, under certain maintenance covenants contained in the Bank Credit Facility, TSAT would be unable to provide or arrange for such a letter of credit unless (i) the lenders under the Bank Credit Facility were to agree to amend or waive such covenants to permit the posting of such letter of credit by TSAT, (ii) TCI were to agree to renew the TCI UA 1 Letter of Credit for an additional period, or (iii) TSAT were to achieve a greater than anticipated increase in operating income before depreciation and amortization. If TSAT and/or PRIMESTAR Partners are unable to refinance the Tempo Satellites (to the extent not sold to a person other than PRIMESTAR Partners) without a letter of credit and is unable to post (or arrange for the posting of) such a letter of credit, TSAT could be adversely affected. See notes 6 and 7.

   The International Bureau (the "International Bureau") of the FCC has granted EchoStar Satellite Corporation ("EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83(degrees) W.L., immediately adjacent to that occupied by GE-2, the spacecraft now used to provide the PRIMESTAR(R) service. Contrary to previous FCC policy, EchoStar was authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83(degrees) W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PRIMESTAR(R) signal by subscribers to such service.

   Subsequently, GE Americom and PRIMESTAR Partners separately requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83(degrees) W.L. These requests were opposed by EchoStar and others. These requests currently are pending at the International Bureau. In addition, GE Americom and PRIMESTAR Partners have attempted to resolve potential coordination problems directly with EchoStar. It is uncertain whether any coordination between PRIMESTAR Partners and EchoStar will resolve such interference. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Although the ultimate outcome of this matter cannot presently be predicted, TSAT believes that any such outcome would not have a material adverse effect on TSAT's financial condition and results of operations.

   TSAT has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible TSAT may incur losses upon conclusion of such matters,

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying financial statements.

(14)QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                           1ST       2ND      3RD      4TH
                                         QUARTER   QUARTER  QUARTER  QUARTER
                                         --------  -------  -------  --------
                                               AMOUNTS IN THOUSANDS,
                                             EXCEPT PER SHARE AMOUNTS
    1996:
      Revenue........................... $ 95,760   97,887  106,602   117,212
      Operating loss.................... $(19,154) (27,352) (34,760) (103,018)
      Income tax benefit................ $  5,867    9,003   10,936    20,131
      Net loss.......................... $(13,571) (19,317) (23,706)  (83,410)
      Pro forma net loss per common
       share............................ $   (.20)    (.29)    (.36)    (1.26)
    1995:
      Revenue........................... $ 24,098   37,513   58,808    88,484
      Operating loss.................... $ (5,676)  (9,345)  (9,900)  (35,781)
      Income tax benefit................ $  2,563    4,267    3,603    11,425
      Net loss.......................... $ (5,411)  (7,625)  (9,350)  (25,121)
      Pro forma net loss per common
       share............................ $   (.08)    (.12)    (.14)     (.38)

   The increased net loss during the fourth quarter of 1996 is primarily attributable to changes in TSAT's depreciation policies. See note 3.

   The increased net loss during the fourth quarter of 1995 is primarily attributable to the overall increase in expenses that resulted from TSAT's efforts to increase its subscriber base.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                             SEPTEMBER 30, DECEMBER 31,
                                 1997          1996
                             ------------- ------------
                                AMOUNTS IN THOUSANDS
           ASSETS
Cash and cash equivalents...  $   19,279        6,560
Accounts receivable.........      25,466       24,731
Less allowance for doubtful
 accounts...................       4,872        4,666
                              ----------    ---------
                                  20,594       20,065
                              ----------    ---------
Prepaid expenses............       1,384          927
Investment in, and related
 advances to, PRIMESTAR
 Partners L.P. ("PRIMESTAR
 Partners" or the
 "Partnership") (note 7)....      19,952       32,240
Property and equipment, at
 cost:
  Satellite reception
   equipment................     642,440      595,249
  Subscriber installation
   costs....................     199,544      175,553
  Support equipment.........      33,671       28,332
  Satellites (note 8).......     463,133      457,685
                              ----------    ---------
                               1,338,788    1,256,819
  Less accumulated
   depreciation.............     239,430      149,165
                              ----------    ---------
                               1,099,358    1,107,654
                              ----------    ---------
Other assets, net of
 accumulated amortization
 (note 9)......................   28,479       12,827
                              ----------    ---------
                              $1,189,046    1,180,273
                              ==========    =========
      LIABILITIES AND
    STOCKHOLDERS' EQUITY
Accounts payable............  $   42,298       18,860
Accrued charges from
 PRIMESTAR Partners (note
 7).........................      44,591       37,943
Accrued interest payable....       2,855           70
Accrued charges from TCI
 Communications, Inc.  .....      12,100        8,381
Accrued advertising.........       5,559        6,000
Other accrued expenses......      18,076        9,497
Subscriber advance
 payments...................      27,000       22,249
Due to PRIMESTAR Partners
 (note 8)...................     463,133      457,685
Debt (note 10)..............     365,760      247,230
                              ----------    ---------
    Total liabilities.......     981,372      807,915
                              ----------    ---------
Stockholders' Equity:
  Preferred stock, $.01 par
   value; authorized
   5,000,000; none
   issued ..................         --           --
  Series A common stock, $1
   par value; authorized
   185,000,000;
   issued 58,237,114 in
   1997, and 57,946,044 in
   1996.....................      58,237       57,946
  Series B common stock, $1
   par value; authorized
   10,000,000 shares;
   issued 8,465,324 in 1997
   and 8,466,564 in 1996....       8,465        8,467
  Additional paid-in
   capital..................     523,295      521,724
  Accumulated deficit.......    (382,323)    (215,779)
                              ----------    ---------
    Total stockholders'
     equity.................     207,674      372,358
                              ----------    ---------
Commitments and
 contingencies (notes 2, 3,
 7, 8, 10, 11 and 12)
                              $1,189,046    1,180,273
                              ==========    =========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                         -----------------------
                                                            1997        1996
                                                         -----------  ----------
                                                         AMOUNTS IN THOUSANDS
Revenue:
  Programming and equipment rental...................... $   374,182    249,439
  Installation..........................................      31,890     50,810
                                                         -----------  ---------
                                                             406,072    300,249
                                                         -----------  ---------
Operating costs and expenses:
  Charges from PRIMESTAR Partners (note 7):
    Programming.........................................     126,681     88,007
    Satellite, marketing and distribution...............      61,568     46,781
  Other operating (note 11).............................      18,992     23,909
  Selling, general and administrative (note 11).........     139,557    136,166
  Stock compensation (note 11)..........................       4,607       (553)
  Depreciation (note 4).................................     177,415     87,205
                                                         -----------  ---------
                                                             528,820    381,515
                                                         -----------  ---------
      Operating loss....................................    (122,748)   (81,266)
Other income (expense):
  Interest expense......................................     (33,965)       --
  Interest income.......................................       2,464        --
  Share of losses of PRIMESTAR Partners (note 7)........     (11,610)    (1,445)
  Other, net............................................        (685)       311
                                                         -----------  ---------
                                                             (43,796)    (1,134)
                                                         -----------  ---------
      Loss before income taxes..........................    (166,544)   (82,400)
Income tax benefit......................................         --      25,806
                                                         -----------  ---------
      Net loss.......................................... $  (166,544)   (56,594)
                                                         -----------  ---------
Net loss per common share (note 5):
  Historical............................................ $     (2.50)       --
                                                         -----------  ---------
  Pro forma............................................. $       --        (.85)
                                                         ===========  =========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                            COMMON STOCK    ADDITIONAL                 TOTAL
                          -----------------  PAID-IN   ACCUMULATED STOCKHOLDERS'
                          SERIES A SERIES B  CAPITAL     DEFICIT      EQUITY
                          -------- -------- ---------- ----------- -------------
                                           AMOUNTS IN THOUSANDS
Balance at January 1,
 1997...................  $ 57,946  8,467    521,724    (215,779)     372,358
  Net loss..............       --     --         --     (166,544)    (166,544)
  Recognition of stock
   compensation related
   to stock options and
   restricted stock
   awards...............       --     --       1,391         --         1,391
  Issuance of Series A
   Common Stock related
   to restricted stock
   awards...............        33    --         180         --           213
  Issuance of Series A
   Common Stock upon
   conversion of
   convertible
   securities of Tele-
   Communications,
   Inc..................       256    --         --          --           256
  Conversion of Series B
   common stock into
   Series A common
   stock................         2     (2)       --          --           --
                          --------  -----    -------    --------     --------
Balance at September 30,
 1997...................  $ 58,237  8,465    523,295    (382,323)     207,674
                          ========  =====    =======    ========     ========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                  (SEE NOTE 1)

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                         ----------------------
                                                            1997       1996
                                                         ----------  ----------
                                                         AMOUNTS IN THOUSANDS
                                                             (SEE NOTE 6)
Cash flows from operating activities:
  Net loss..............................................  $(166,544)   (56,594)
  Adjustments to reconcile net loss to net cash provided
   by operating activities:
    Depreciation........................................    177,415     87,205
    Share of losses of PRIMESTAR Partners...............     11,610      1,445
    Accretion of debt discount..........................     11,573        --
    Stock compensation..................................      4,607       (553)
    Deferred income tax expense.........................        --      18,648
    Other non cash items................................      4,158        --
    Changes in operating assets and liabilities:
      Change in receivables.............................       (529)     2,765
      Change in prepaids................................       (457)      (619)
      Change in accruals and payables...................     28,131       (523)
      Change in subscriber advance payments.............      4,751      6,445
                                                         ----------  ---------
        Net cash provided by operating activities.......     74,715     58,219
                                                         ----------  ---------
Cash flows from investing activities:
  Capital expended for property and equipment...........   (151,062)  (258,907)
  Capital expended for satellites.......................     (5,448)   (69,930)
  Additional investments in and advances to PRIMESTAR
   Partners.............................................     (7,060)   (13,827)
  Repayment received on advances to PRIMESTAR Partners..      7,806        --
                                                         ----------  ---------
        Net cash used in investing activities...........   (155,764)  (342,664)
                                                         ----------  ---------
Cash flows from financing activities:
  Borrowings of debt....................................    405,061        --
  Repayments of debt....................................   (299,461)       --
  Payment of deferred financing costs...................    (17,749)       --
  Increase in due to PRIMESTAR Partners.................      5,448      3,319
  Proceeds from issuance of common stock................        469        --
  Increase in due to TCI Communications, Inc............        --     281,313
                                                         ----------  ---------
        Net cash provided by financing activities.......     93,768    284,632
                                                         ----------  ---------
        Net increase in cash and cash equivalents.......     12,719        187
        Cash and cash equivalents:
         Beginning of period............................      6,560      1,801
                                                         ----------  ---------
         End of period.................................. $   19,279      1,988
                                                         ==========  =========

                See accompanying notes to financial statements.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                         NOTES TO FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                                  (UNAUDITED)

(1)BASIS OF PRESENTATION

   The accompanying financial statements of TCI Satellite Entertainment, Inc. ("TSEI") include the historical financial information of (i) certain satellite television assets (collectively, "TCI SATCO") of TCI Communications, Inc. ("TCIC"), a subsidiary of Tele-Communications, Inc. ("TCI") for periods prior to the December 4, 1996 consummation of the spin-off transaction (the "TSAT Spin-off") described in note 3, and (ii) TSEI and its consolidated subsidiaries for the period following such date. Upon consummation of the TSAT Spin-off, TSEI became the owner of the assets that comprised TCI SATCO, which assets included (i) a 100% ownership interest in the TCIC business that distributes the PRIMESTAR(R) programming service ("PRIMESTAR(R)") to subscribers within certain areas of the continental United States, (ii) a 100% ownership interest in Tempo Satellite, Inc. ("Tempo"), and (iii) a 20.86% aggregate ownership interest in PRIMESTAR Partners, which owns and operates the PRIMESTAR(R) service. PRIMESTAR Partners was formed as a limited partnership in 1990 by subsidiaries of TCIC, subsidiaries of several other cable operators, and a subsidiary of General Electric Company. PRIMESTAR Partners, among other things, transmits satellite entertainment services that are delivered to subscribers through TSEI and certain other authorized distributors.

   Tempo holds a permit (the "FCC Permit") issued by the Federal Communications Commission ("FCC") authorizing construction of a high power direct broadcast satellite ("DBS") system. Tempo is also a party to a satellite construction agreement (the "Satellite Construction Agreement") with Space Systems/Loral, Inc. ("Loral"), pursuant to which Tempo has arranged for the construction of two high power direct broadcast satellites (the "Tempo Satellites") and has an option to purchase up to three additional satellites.

   In the following text, "TSAT" may, as the context requires, refer to "TCI SATCO" (prior to the December 4, 1996 completion of the TSAT Spin-off), TSEI and its consolidated subsidiaries (subsequent to the December 4, 1996 completion of the TSAT Spin-off) or both. See note 3. Additionally, unless the context indicates otherwise, references to "TCI" and "TCIC" herein are to TCI and TCIC and their respective consolidated subsidiaries (other than TSAT).

   All significant inter-entity and intercompany transactions have been eliminated.

   As further discussed in note 11, the accompanying statements of operations include allocations of certain costs and expenses of TCI. Although such allocations are not necessarily indicative of the costs that would have been incurred by TSAT on a stand-alone basis, management believes the resulting allocated amounts are reasonable.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   The accompanying interim financial statements of TSAT are unaudited. In the opinion of management, all adjustments (consisting only of normal recurring accruals) have been made which are necessary to present fairly the financial position of TSAT as of September 30, 1997 and the results of its operations for the periods ended September 30, 1997 and 1996. The results of operations for any interim period are not necessarily indicative of the results for the entire year.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   These financial statements should be read in conjunction with the financial statements and related notes thereto included in TSAT's December 31, 1996 Annual Report on Form 10-K.

(2)PROPOSED TRANSACTIONS

   PRIMESTAR Partners Restructuring

   Pursuant to (i) a Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Restructuring Agreement"), among TSAT, PRIMESTAR, Inc. ("New PRIMESTAR"), Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne"), US West Media Group, Inc. and GE American Communications, Inc. ("GE Americom"), and (ii) the Asset Transfer Agreement dated as of February 6, 1998, (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement") between, TSAT and New PRIMESTAR, it is contemplated that a business combination (the "Restructuring Transaction") will be consummated whereby (a) TSAT will contribute and transfer to New PRIMESTAR (the "TSAT Asset Transfer") all of TSAT's assets and liabilities except
   (I) the capital stock of Tempo, (II) the consideration to be received by TSAT in the Restructuring Transaction and (III) the rights and obligations under certain agreements with New PRIMESTAR related to the Restructuring Transaction (such contributed and transferred assets and liabilities, the "TSAT Business") and (b) the business of PRIMESTAR Partners and the business of distributing the PRIMESTAR(R) programming service ("PRIMESTAR(R)") of each of TWE, Newhouse, Comcast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR.

   The Restructuring Agreement provides for, among other things, the following transactions to occur on the closing date of the Restructuring
   Transaction:

     (x) consummation of the TSAT Asset Transfer whereby TSAT will contribute and transfer the TSAT Business to New PRIMESTAR;

     (y) the merger (each a "Merger" and, collectively, the "Mergers") of each of (I) Comcast DBS, Inc., a subsidiary of Comcast whose sole asset is Comcast's 10.43% interest in the Partnership, (II) Comcast Satellite Communications, Inc., a subsidiary of Comcast that holds Comcast's PRIMESTAR(R) distribution business, (III) Cox Satellite, Inc., a subsidiary of Cox that holds Cox's 10.43% interest in the Partnership and Cox's PRIMESTAR(R) distribution business, and (IV) GE Americom Services, Inc. ("GEAS"), a subsidiary of GE Americom that holds GE Americom's 16.56% interest in the Partnership, with and into New PRIMESTAR, in each case in accordance with the terms of a merger agreement with New PRIMESTAR; and

     (z) the contribution and transfer to New PRIMESTAR by each of TWE, Newhouse, and MediaOne (or, in the case of MediaOne, certain subsidiaries of MediaOne) of its respective partnership interest in the Partnership (collectively, and together with the partnership interests of the other partners to the Partnership, the "Partnership Interests"), and its PRIMESTAR(R) subscribers and certain other related assets (collectively, and together with all such assets to be acquired by New PRIMESTAR in the Restructuring Transaction, the "PRIMESTAR Assets") and related liabilities (collectively the "PRIMESTAR Liabilities"), in each case in accordance with the terms of an asset contribution agreement with New PRIMESTAR. The TSAT Asset Transfer and the contribution and transfer of assets by each of TWE, Newhouse and MediaOne are each sometimes referred to herein as an "Asset Transfer."

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   In connection with the Mergers and the Asset Transfers, other than the TSAT Asset Transfer, each of Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom will, directly or indirectly, receive from New PRIMESTAR (i) in the case of Cox and MediaOne, an amount of cash, and in the case of Newhouse, TWE, Comcast and GE Americom, an assumption of indebtedness by New PRIMESTAR, (ii) shares of Class A Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock"), (iii) in the case of TSAT only, shares of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class B Common Stock"), and (iv) except in the case of TSAT and GE Americom, shares of Class C Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class C Common Stock"), in each case in an amount determined pursuant to the Restructuring Agreement.

   In connection with the TSAT Asset Transfer, at the closing, New PRIMESTAR will assume all of TSAT's indebtedness on such date, and TSAT will receive from New PRIMESTAR such number of shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock, respectively, as equals the number of shares of TSAT Series A Common Stock and TSAT Series B Common Stock, respectively, issued and outstanding or deemed to be issued and outstanding on the closing date, in accordance with the Restructuring Agreement and the TSAT Asset Transfer Agreement. TSAT will own approximately 36% of the outstanding shares of common equity of New PRIMESTAR at the closing of the Restructuring Transaction, representing approximately 37% of the combined voting power of such common equity.

   As a result of the TSAT Asset Transfer, TSAT will become a holding company, with no substantial assets or liabilities other than (i) 100% of the outstanding capital stock of Tempo, a current TSAT subsidiary that holds certain authorizations granted by the FCC and other assets and liabilities relating to a proposed DBS system being constructed by Tempo,
   (ii) its ownership interest in New PRIMESTAR, and (iii) its rights and obligations under certain agreements with New PRIMESTAR.

   Immediately following the closing of the Restructuring Transaction, New PRIMESTAR will transfer and assign all of its assets to a wholly-owned subsidiary of New PRIMESTAR ("PRIMESTAR Satellite"), as a contribution to capital, and PRIMESTAR Satellite will assume certain indebtedness of New PRIMESTAR.

   The respective obligations of the parties to the Restructuring Agreement to consummate the Restructuring Transaction are subject to the satisfaction or waiver of a number of conditions, including, among others,
   (a) approval of a five year strategic plan and budget of New PRIMESTAR for the fiscal years 1998 and 1999, in each case by a Super-Majority Vote (as defined in PRIMESTAR Partner's Partnership Agreement, as amended) of PRIMESTAR Partners' Partners Committee; (b) approval of the Restructuring Agreement and the TSAT Merger Agreement (as described below) by the requisite vote of TSAT stockholders; (c) receipt of all orders and approvals of the FCC required in connection with the consummation of the transactions contemplated by the Restructuring Agreement, if any; (d) the absence of any legal restraint or prohibition preventing consummation of the Restructuring Transaction; and (e) receipt of approval for listing on the National Market tier of the Nasdaq Stock Market of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance. In July 1997, TSAT and the other parties to the Restructuring Transaction filed Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the waiting periods under the HSR Act with respect to the transactions described therein have since expired.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   The TSAT Asset Transfer will be recorded at TSAT's historical cost due to the fact that New PRIMESTAR is a wholly-owned subsidiary of TSAT. The remaining elements of the Restructuring Transaction, as set forth above, will be treated as the acquisition by New PRIMESTAR of the Partnership Interests and PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities, of the parties to the Restructuring Agreement other than TSAT (the "Non-TSAT Parties"), and such acquisition will be accounted for using the purchase method of accounting. The fair value of the consideration to be issued to the Non-TSAT Parties will be allocated to the assets and liabilities acquired based upon the estimated fair values of such assets and liabilities. TSAT has been identified as the acquiror for accounting purposes and the predecessor for reporting purposes due to the fact that TSAT will own the largest interest in New PRIMESTAR immediately following consummation of the Restructuring Transaction.

   Pursuant to an Agreement and Plan of Merger dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Merger Agreement"), between TSAT and New PRIMESTAR, it is contemplated that, subsequent to the Restructuring Transaction, TSAT will be merged with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation (the "TSAT Merger"). In connection therewith (i) each outstanding share of TSAT Series A Common Stock will be converted into the right to receive one share of New PRIMESTAR Class A Common Stock, and (ii) each outstanding share of TSAT Series B Common Stock will be converted into the right to receive one share of New PRIMESTAR Class B Common Stock, subject to adjustment. Each share of New PRIMESTAR's Common Stock then held by TSAT will be canceled.

   The Restructuring Transaction (including the TSAT Asset Transfer) and the TSAT Merger are collectively referred to herein as the Roll-up Plan. If the Roll-up Plan is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. As described below, consummation of the TSAT Merger is subject to regulatory approval and other conditions to closing set forth in the TSAT Merger Agreement. Accordingly, the TSAT Merger may not be consummated even if the Roll-up Plan is approved and the Restructuring Transaction is consummated.

   Upon the closing of the TSAT Merger, the then existing shareholders of TSAT will become the direct owners of TSAT's ownership interest in New PRIMESTAR. The respective obligations of the parties to the TSAT Merger Agreement to consummate the TSAT Merger are subject to the satisfaction or waiver of a number of conditions, including, among others, (a) approval of the TSAT Merger Agreement by the requisite vote of TSAT stockholders; (b) occurrence of one of the following: (i) FCC approval of TSAT's pending application to transfer control of Tempo to New PRIMESTAR, (ii) divestiture by TSAT of the construction permit issued by the FCC to Tempo authorizing construction of a high power direct broadcast satellite system (together with related authorizations (the "FCC Permit")), or (iii) FCC permission to consummate the TSAT Merger without divestiture of the FCC Permit (including pursuant to an agreement to divest the FCC Permit within a specific time period following the TSAT Effective Time); (c) the absence of any legal restraint or prohibition preventing consummation of the TSAT Merger; (d) receipt of approval for listing on the National Tier of The Nasdaq Stock Market of the shares of New PRIMESTAR Class A Common Stock and New PRIMESTAR Class B Common Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement, subject to official notice of issuance. In addition, New PRIMESTAR has the right to terminate the TSAT Merger Agreement, and abandon the TSAT Merger, under certain circumstances. In light of the foregoing conditions, there can be no assurance that the TSAT Merger will be consummated as currently contemplated by the TSAT Merger Agreement.

   The TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR. Such acquisition will be accounted for at TSAT's historical cost since (i) the percentage of New PRIMESTAR owned by TSAT

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   prior to consummation of the TSAT Merger will be approximately equal to the percentage of New PRIMESTAR to be owned by TSAT shareholders following consummation of the TSAT Merger and (ii) the TSAT Merger and the Restructuring Transaction are both a part of the Roll-up Plan.

   Acquisition of Certain Satellite Assets

   In a separate transaction (the "ASkyB Transaction"), pursuant to an asset acquisition agreement, dated as of June 11, 1997 (together with the exhibits and schedules thereto, the "ASkyB Agreement") among PRIMESTAR Partners, The News Corporation Limited ("News Corp."), MCI Telecommunications Corporation, the principal domestic operating subsidiary of MCI Communications Corporation ("MCI"), American Sky Broadcasting LLC, a wholly-owned subsidiary of News Corp. ("ASkyB"), and for certain purposes only, each of the partners of PRIMESTAR Partners (collectively, the "Partners"), New PRIMESTAR will acquire from MCI two high-power communications satellites currently under construction (the "MCI Satellites"), certain authorizations granted to MCI by the FCC to operate a direct broadcast satellite business at the 110(degrees) West Longitude ("W.L.") orbital location using 28 transponder channels, and certain related contracts (the "MCI FCC Licenses"). In consideration, ASkyB will receive non-voting convertible securities of New PRIMESTAR, comprising, subject to closing adjustments, approximately $600 million liquidation value of non-voting convertible preferred stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Convertible Preferred Stock") (convertible into approximately 52 million shares of non-voting Series D Common Stock, $.01 par value per share, of New PRIMESTAR (the "New PRIMESTAR Class D Common Stock"), subject to adjustment) and approximately $516 million principal amount of convertible subordinated notes of New PRIMESTAR (the "New PRIMESTAR Convertible Subordinated Notes") (convertible into approximately 45 million shares of New PRIMESTAR Class D Common Stock).

   The New PRIMESTAR Convertible Subordinated Notes will be due and payable, and the New PRIMESTAR Convertible Preferred Stock will be mandatorily redeemable, on the tenth anniversary of the date of issuance. The New PRIMESTAR Convertible Preferred Stock will accrue cumulative dividends at the annual rate of 5% of the liquidation value of such shares and the New PRIMESTAR Convertible Subordinated Notes will have an interest rate of 5%. Dividends on the New PRIMESTAR Convertible Preferred Stock and interest on the New PRIMESTAR Convertible Subordinated Notes will be payable in cash or, at the option of New PRIMESTAR, in shares of the non-voting New PRIMESTAR Class D Common Stock, for a period of four years. Thereafter, all dividend and interest payments will be made solely in cash. Such convertible securities, and the shares of New PRIMESTAR Class D Common Stock to be issued to ASkyB or any of its affiliates upon conversion of such New PRIMESTAR Convertible Preferred Stock and New PRIMESTAR Convertible Subordinated Notes, or in payment of dividend or interest obligations thereunder, will be non-voting; however, shares of New PRIMESTAR Class D Common Stock will in turn automatically convert into shares of New PRIMESTAR Class A Common Stock, on a one-to-one basis, upon transfer to any person other than ASkyB, News Corp. or any of their respective affiliates.

   Consummation of the ASkyB Transaction is contingent on, among other things, receipt of all necessary government and regulatory approvals, and accordingly, no assurance can be given that the ASkyB Transaction will be consummated.

   The ASkyB Agreement provides that if the Restructuring Transaction has not closed by March 8, 1998, and the closing conditions set forth in the ASkyB Agreement have all been satisfied, then News Corp., MCI and ASkyB (collectively, the "ASkyB Transferors") shall have the right to transfer to PRIMESTAR Partners the assets contemplated to be transferred to New PRIMESTAR under the ASkyB Transaction, in

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   exchange for such consideration, having an aggregate fair market value equal to the aggregate consideration to have been received by the ASkyB Transferors pursuant to the ASkyB Transaction, as PRIMESTAR Partners and the ASkyB Transferors shall mutually agree.

(3)TSAT SPIN-OFF TRANSACTION

   General

   On June 17, 1996, the Board of Directors of TCI announced its intention to distribute all the capital stock of TSAT to the holders of Tele-Communications, Inc. Series A TCI Group Common Stock, $1.00 par value per share, (the "Series A TCI Group Common Stock") and Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Common Stock" and, together with the Series A TCI Group Common Stock, the "TCI Group Common Stock"). On December 4, 1996 (the "TSAT Spin-off Date"), the TSAT Spin-off was effected as a distribution by TCI to holders of record of its TCI Group Common Stock as of the close of business on November 12, 1996 (the "TSAT Spin-off Record Date") of shares of TSAT Common Stock. The TSAT Spin-off did not involve the payment of any consideration by the holders of TCI Group Common Stock (such holders, the "TCI Group Stockholders"), and is intended to qualify as a tax-free spinoff.

   On the TSAT Spin-off Record Date TCI Group Stockholders received one share of Series A Common Stock for each ten shares of Series A TCI Group Common Stock owned of record at the close of business on the TSAT Spin-off Record Date and one share of Series B Common Stock for each ten shares of Series B TCI Group Common Stock owned of record as of the close of business on the TSAT Spin-off Record Date. Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of Series A Common Stock and Series B Common Stock. Immediately following the TSAT Spin-off, 57,941,044 shares of Series A Common Stock and 8,466,564 shares of Series B Common Stock were issued and outstanding.

   Since the TSAT Spin-off, TSAT and TCI have operated independently. For purposes of governing certain of the ongoing relationships between TSAT and TCI after the TSAT Spin-off, and to provide mechanisms for an orderly transition, TSAT and TCI have entered into various agreements, including the "Reorganization Agreement" (see below), the "Fulfillment Agreement" (see note 11), the "Indemnification Agreements" (see note 12), the "TCIC Credit Facility" (see note 10), the "Transition Services Agreement" (see note 11), and an amendment to TCI's then existing "Tax Sharing Agreement" (see note 11).

   Reorganization Agreement

   The Reorganization Agreement provided for, among other things, the transfer to TSAT of the assets of TCI SATCO, and for the assumption by TSAT of related liabilities. No consideration was payable by TSAT for these transfers, except that two subsidiaries of TSAT purchased TCIC's partnership interests in PRIMESTAR Partners for consideration payable by delivery of promissory notes issued by such subsidiaries, which notes were assumed by TCI on or before the TSAT Spin-off Date in the form of a capital contribution to TSAT. The Reorganization Agreement also provides for certain cross-indemnities designed to make TSAT financially responsible for all liabilities relating to the digital satellite business conducted by TCI prior to the TSAT Spin-off, as well as for all liabilities incurred by TSAT after the TSAT Spin-off, and makes TCI financially responsible for all potential liabilities of TSAT which are not related to the digital satellite business, including, for example, liabilities arising as a result of TSAT having been a subsidiary of TCI prior to the TSAT Spin-off.

   Pursuant to the Reorganization Agreement, on the TSAT Spin-off Date, TSAT issued to TCIC a promissory note (the "TSAT Note"), in the principal amount of $250,000,000, representing a portion of

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   TSAT's intercompany balance owed to TCIC on such date. On December 31, 1996, TSAT entered into a bank credit agreement with respect to a senior secured reducing revolving credit facility (the "Bank Credit Facility") and used a portion of the borrowing availability thereunder to repay in full all principal and interest due to TCIC pursuant to the TSAT Note. See note 10.

   Pursuant to the Reorganization Agreement, the remainder of TSAT's intercompany balance owed to TCIC on the TSAT Spin-off Date (other than certain advances made to TSAT by TCIC in 1996 to fund certain construction and related costs associated with the Tempo Satellites, as described in note 8) was assumed by TCI. A portion of such assumption of debt was affected in the form of a capital contribution to TSAT; the remainder was affected as consideration for (i) the assumption by TSAT of TCI's obligations under options granted on the TSAT Spin-off Date to certain key employees of TCI (who are not employees of TSAT) representing, in the aggregate, 1,660,190 shares of Series A Common Stock and (ii) the granting by TSAT to TCI of an option to purchase up to 4,765,000 shares of Series A Common Stock, at an exercise price of $1.00 per share, as required by TCI from time to time to meet its obligations under the conversion features of certain convertible securities of TCI as such conversion features were adjusted as a result of the TSAT Spin-off.

(4)CHANGES IN ACCOUNTING

   During the fourth quarter of 1996, TSAT re-evaluated certain of its depreciation policies. After considering relevant accounting literature, current accounting practices in similar industries, and other factors, TSAT concluded that the most appropriate depreciation policy for its subscriber installation costs was to depreciate subscriber installation costs on a straight line basis over the estimated average life of a subscriber, and charge to depreciation expense the unamortized balance of installation costs associated with customers who have terminated service with TSAT. TSAT believes the new policy is more appropriate than the prior method since, under the new policy, subscriber installation costs associated with subscribers whose service has been terminated are no longer carried on TSAT's balance sheet after the date of termination. This change was adopted effective October 1, 1996 and was treated as a change in accounting policy that was inseparable from a change in estimate. Accordingly, the cumulative effect of such change for periods prior to October 1, 1996, together with the fourth quarter 1996 effect of such change, was included in TSAT's depreciation expense for the fourth quarter of 1996.

   In connection with the aforementioned discussion of TSAT's accounting policies with respect to subscriber installation costs, TSAT also determined that a reduction in the estimated useful life of certain satellite reception equipment was appropriate in light of certain changes in TSAT's expectations with respect to technological and other factors. This change in estimate was given effect on a prospective basis as of October 1, 1996.

(5)NET LOSS PER COMMON SHARE

   As described in note 3, TSAT issued 66,407,608 shares of TSAT Common Stock pursuant to the TSAT Spin-off. The pro forma net loss per share amounts set forth in the accompanying statements of operations assume that the shares issued pursuant to the TSAT Spin-off were issued and outstanding since January 1, 1996. Accordingly, the calculation of the pro forma net loss per share assumes 66,407,608 weighted average shares were outstanding during the three and nine months ended September 30, 1996. The historical net loss per common share is based on 66,676,241 and 66,642,359 weighted average shares outstanding during the three and nine months ended September 30, 1997, respectively.

   The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement No. 128"). Statement No. 128 requires the presentation of

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   basic earnings per share ("EPS") and, for companies with potentially dilutive securities, such as convertible debt, options and warrants, diluted EPS. Statement No. 128 is effective for annual and interim periods ending after December 15, 1997. TSAT does not believe that the adoption of Statement No. 128 will significantly impact the calculation of TSAT's net loss per common share.

(6)SUPPLEMENTAL DISCLOSURES TO COMBINED STATEMENTS OF CASH FLOWS

   Cash paid for interest was $17,837,000 during the nine months ended September 30, 1997, and was not significant during the nine months ended September 30, 1996. Cash paid for income taxes was not significant during the nine months ended September 30, 1997 and 1996.

   With the exception of certain non-cash stock compensation obligations (see note 11), transactions effected through the intercompany account with TCIC for periods prior to the TSAT Spin-off have been considered to be constructive cash receipts and payments for purposes of the accompanying statements of cash flows.

   Accrued capital expenditures of $13,381,000 and $5,532,000 at September 30, 1997 and 1996, respectively, have been excluded from the accompanying statements of cash flows.

(7)INVESTMENT IN PRIMESTAR PARTNERS

   Summarized unaudited operating information for PRIMESTAR Partners is as follows (amounts in thousands):

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                          -------------------
                                                            1997       1996
                                                          ---------  --------
    RESULTS OF OPERATIONS
    ---------------------
     Revenue............................................. $ 450,973   294,634
     Operating, selling, general and administrative
      expenses...........................................  (480,302) (299,596)
     Depreciation and amortization.......................    (2,856)   (2,390)
                                                          ---------  --------
      Operating loss.....................................   (32,185)   (7,352)
     Other income (expense), net.........................   (11,677)      856
                                                          ---------  --------
      Net loss........................................... $ (43,862)   (6,496)
                                                          =========  ========

   The bank credit facility of PRIMESTAR Partners (the "PRIMESTAR Credit Facility") was obtained by PRIMESTAR Partners to finance advances to Tempo for payments due in respect of the construction of the Tempo Satellites, and is supported by letters of credit arranged for by affiliates of all but one of the Partners. At September 30, 1997, PRIMESTAR Partners' indebtedness under the PRIMESTAR Credit Facility aggregated $555,000,000, including amounts borrowed to pay interest charges. The maturity date of the PRIMESTAR Credit Facility has been extended to September 30, 1998. See notes 8 and 12.

   Since March 10, 1997, PRIMESTAR Partners has transmitted the PRIMESTAR(R) service from GE-2, a medium power satellite owned and operated by GE Americom ("GE-2"). GE-2 was launched on January 30, 1997, and declared commercially operational, effective March 6, 1997. Pursuant to the Amended and Restated Memorandum of Agreement, effective as of October 18, 1996, between PRIMESTAR Partners and GE Americom, which provides for PRIMESTAR Partners' use of transponders

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   on GE-2 (the "GE-2 Agreement"), PRIMESTAR Partners is required to make minimum lease payments for an initial term of six years from the availability of GE-2, extendible, at the option of PRIMESTAR Partners, for the remainder of the useful life of GE-2 (the "End-Of-Life Option"). Although the term of the End-of-Life Option was originally scheduled to expire in February 1997, and was subsequently extended by mutual agreement to December 1997, GE Americom has agreed to extend the term of the End-of-Life Option for an indeterminate period, to permit the Partnership and GE Americom to discuss the terms of a further formal extension or other modification. In that connection, GE Americom has agreed that the End-of-Life Option will remain exercisable until at least 15 days after GE Americom delivers to the Partnership a written proposal with respect to such further extension or modification. PRIMESTAR Partners' obligations under the GE-2 Agreement are supported by letters of credit arranged for by affiliates of all but one of the Partners. Upon consummation of the Restructuring Transaction, the GE-2 Agreement will be assumed by New PRIMESTAR. See notes 2, 8 and 12.

   PRIMESTAR Partners provides programming services to TSAT and other authorized PRIMESTAR(R) distributors in exchange for a fee based upon the number of subscribers receiving programming services. In addition, PRIMESTAR Partners arranges for satellite capacity and uplink services, and provides national marketing and administrative support services in exchange for a separate authorization fee.

   Under PRIMESTAR Partners' limited partnership agreement, as amended, TSAT has agreed to fund its share of any capital contributions and/or loans to PRIMESTAR Partners that might be agreed upon from time to time by the Partners. Additionally, those subsidiaries of TSAT that are general partners of PRIMESTAR Partners are liable as a matter of partnership law for all debts of PRIMESTAR Partners in the event the liabilities of PRIMESTAR Partners were to exceed its assets. PRIMESTAR Partners has contingent liabilities related to legal and other matters arising in the ordinary course of business. Management of PRIMESTAR Partners is unable at this time to assess the impact, if any, of such matters on PRIMESTAR Partners' results of operations, financial position, or cash flows.

   As described in note 2, TSAT has entered into a binding letter agreement with respect to the Restructuring Transaction, whereby the businesses of TSAT and PRIMESTAR Partners and the PRIMESTAR(R) distribution businesses of affiliates of the other Partners will be consolidated into a newly-formed company.

(8)SATELLITES

   Tempo DBS System

   TSAT, through Tempo, holds the FCC Permit authorizing construction of a high-power DBS system consisting of two or more satellites delivering DBS service in 11 frequencies at the 119(degrees) W.L. orbital position and 11 frequencies at the 166(degrees) W.L. orbital position. The 119(degrees) W.L. orbital position is generally visible to home satellite dishes ("HSDs") throughout the entire continental U.S.; the 166(degrees) W.L. orbital position is visible only in the western half of the continental U.S. as well as Alaska and Hawaii.

   Tempo is also a party to the Satellite Construction Agreement with Loral, pursuant to which Tempo has arranged for the construction of the Tempo Satellites at a fixed contract price of $487,159,500, and has an option to purchase up to three additional satellites. The cost of constructing the Tempo Satellites is reflected in "Satellites" in the accompanying balance sheets.

   One of the Tempo Satellites ("Tempo DBS-1") was outfitted with an antenna designed for operation at the 119(degrees) W.L. orbital location, and was launched into geosynchronous orbit on March 8, 1997. Such

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   satellite is currently undergoing extended in-orbit testing pursuant to the Satellite Construction Agreement. Assuming that such in-orbit testing results in acceptance of the satellite by Tempo under the Satellite Construction Agreement, Tempo DBS-1 would be available for commercial operations in the first quarter of 1998. At current levels of digital compression, TSAT believes that Tempo DBS-1 would be able to deliver approximately 100 channels of digital video and 20 channels of digital audio programming, as operated under the FCC Permit.

   As designed, the Tempo Satellites can be operated in single transponder mode or paired transponder mode. Under single transponder mode, such satellites could broadcast up to 32 transponder channels simultaneously, at 113 watts per channel, assuming that the operator of such satellites had authority to use that number of channels. Under paired transponder mode, such satellites could broadcast on up to 11 transponder channels simultaneously, at 226 watts per channel, also assuming proper authorization. The FCC Permit authorizes Tempo to broadcast on 11 transponder channels from the 119(degrees) W.L. orbital location. The power levels indicated by paired transponder operations would permit the use of HSDs of less than 14 inches in diameter to subscribers in the majority of the U.S. However, TSAT expects to use 18 inch HSDs for the proposed high-power service, the same diameter currently used by other high-power DBS providers, in most areas.

   Since the launch of Tempo DBS-1, Loral has notified TSAT of five separate occurrences of power reductions on Tempo DBS-1. No assurance can be given that further power reductions will not occur in the future. TSAT does not currently know the extent of such power reductions, and cannot confirm the precise causes thereof; however, such reductions could eventually affect the proposed operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite.

   TSAT currently intends to operate Tempo DBS-1 as a platform to provide high-power digital video and audio programming services to residential customers, as well as multiple dwelling units, commercial customers and resellers. If the Restructuring Transaction is consummated, Tempo will be a wholly-owned subsidiary of New PRIMESTAR and New PRIMESTAR will operate Tempo's high-power DBS services. If the Restructuring Transaction is not consummated, TSAT expects that such services will be provided through PRIMESTAR Partners, which has exercised its option, under an option agreement between Tempo and PRIMESTAR Partners (the "Tempo Option Agreement"), to purchase or lease 100% of the capacity of Tempo DBS-1. The availability and utility of Tempo DBS-1, including the power levels provided by Tempo DBS-1, are subject to risks of satellite defect, loss, or reduced performance. See note 2.

   In light of the pendency of the Restructuring Transaction and the ASkyB Transaction (see note 2), TSAT and PRIMESTAR Partners are evaluating alternative future plans with respect to the second Tempo Satellite ("Tempo DBS-2"), including its use or disposition. Tempo DBS-2 presently serves as a ground spare for Tempo DBS-1.

   Satellite Launches

   Pursuant to the Satellite Construction Agreement, Loral must conduct in-orbit testing following the launch of a satellite. Under the Satellite Construction Agreement, delivery of a satellite takes place upon Tempo's acceptance of such satellite after completion of in-orbit testing ("Delivery"). Subject to certain limits, Loral must reimburse Tempo for Tempo's actual and reasonable expenses directly incurred as a result of any delays in the Delivery of satellites. The in-orbit useful life of each satellite is designed to be a minimum of 12 years. If in-orbit testing confirms that the satellite conforms fully to specifications and the service life of the satellite will be at least 12 years, Tempo is required to accept the satellite. If in-orbit

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   testing determines that the satellite does not fully conform to specifications but at least 50% of its transponders are functional and the service life of the satellite will be at least six years, Tempo is required to accept the satellite but is entitled to receive a proportionate decrease in the purchase price. If Loral fails to deliver a satellite, it has 29 months to deliver, at its own expense, a replacement satellite. Loral may make four attempts to launch the two Tempo Satellites; however, if the two Tempo Satellites are not delivered in such four attempts, Tempo may terminate the Satellite Construction Agreement and receive a refund. Tempo also may terminate the contract in the event of two successive satellite failures.

   As a result of the aforementioned power reductions, in-orbit testing has been extended and Tempo DBS-1 has not yet been accepted; however, it is currently expected that such testing will be completed during the first quarter of 1998. TSAT currently believes that Tempo DBS-1 may not fully comply with specifications, but has not yet determined the extent of any such non-compliance. Tempo and Loral are currently engaged in discussions regarding this matter and the terms of any monetary settlement with respect thereto to which Tempo may be entitled under the Satellite Construction Agreement. A launch defect or damage affecting Tempo DBS-1 could cause a substantial monetary loss to TSAT or, following consummation of the Restructuring Transaction, New PRIMESTAR.

   Loral has warranted that, until the satellites are launched, the satellites will be free from defects in materials or workmanship and will meet the applicable performance specifications. In addition, Loral has warranted that all items other than the satellites delivered under the Satellite Construction Agreement will be free from defects in materials or workmanship for one year from the date of their acceptance and will perform in accordance with the applicable performance specifications. Loral bears the risk of loss of the Tempo Satellites until Delivery. Upon Delivery, title and risk of loss pass to Tempo. However, Loral is obligated to carry risk insurance on each satellite covering the period from launch through Delivery. Such risk insurance is required to cover (i) the cost of any damages due under the Satellite Construction Agreement;
   (ii) the cost of delivery of a replacement satellite in the event of a satellite failure; and (iii) the refund of the fixed contract price for each undelivered Tempo Satellite if Loral fails to deliver both Tempo Satellites after four attempts. Loral is also required to obtain insurance indemnifying Tempo from any third party claims arising out of the launch of a satellite. Although TSAT is entitled to the benefit of such warranties and insurance coverage relating to the Tempo Satellites pursuant to the Satellite Construction Agreement, such warranties and insurance coverage might not be sufficient to compensate TSAT for all of its losses in the event of a partial or total satellite failure or casualty, even if such failure or casualty were a covered loss.

   Upon Delivery of each of the Tempo Satellites, Tempo is obligated to make a $10 million incentive payment to Loral. Tempo is eligible to receive a pro rata warranty payback of each such incentive payment to the extent that transponder failures occur during the twelve-year period following Delivery. Satellite incentive payments and any related warranty paybacks are treated as adjustments of the cost of the applicable Tempo Satellite.

   Tempo Option

   In February 1990, Tempo entered into the Tempo Option Agreement with PRIMESTAR Partners granting PRIMESTAR Partners the right and option (the "Tempo Option"), upon exercise, to purchase or lease 100% of the capacity of the DBS system to be built, launched and operated by Tempo pursuant to the FCC Permit. Under the Tempo Option Agreement, upon the exercise of the Tempo Option, PRIMESTAR Partners was obligated to pay Tempo $1,000,000 (the "Exercise Fee") and to lease or purchase the entire capacity of the DBS system with the purchase price (or aggregate lease payments) being sufficient to cover

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   the costs of constructing, launching and operating such DBS system. In connection with the Tempo Option and certain related matters, Tempo and PRIMESTAR Partners subsequently entered into two letter agreements (the "Tempo Letter Agreements"), which provided for, among other things, the funding by PRIMESTAR Partners of milestone and other payments due under the Satellite Construction Agreement, and certain related costs, through advances by PRIMESTAR Partners to Tempo. PRIMESTAR Partners financed such advances to Tempo through borrowings under the PRIMESTAR Credit Facility, which is in turn supported by letters of credit arranged for by affiliates of all but one of the Partners. The aggregate funding provided to Tempo by PRIMESTAR Partners ($463,133,000 at September 30, 1997) is reflected in "Due to PRIMESTAR Partners" in the accompanying balance sheets. At September 30, 1997, the amount borrowed by PRIMESTAR Partners under the PRIMESTAR Credit Facility was $555,000,000, including amounts borrowed to pay interest charges. See notes 7 and 12.

   During 1996, TCIC made intercompany advances to TSAT to fund the majority of the construction and related costs associated with the Tempo Satellites. Prior to 1996, PRIMESTAR Partners had funded substantially all of the construction and related costs associated with the Tempo Satellites. In connection with the TSAT Spin-off, a determination was made that such 1996 advances from TCIC would be repaid by TSAT to TCIC, to the extent (and only to the extent) that Tempo received corresponding advances from PRIMESTAR Partners. As a result of negotiations between TSAT and PRIMESTAR Partners to resolve a disagreement concerning the Tempo Satellites, PRIMESTAR Partners advanced $73,786,000 to Tempo in December 1996 to reimburse Tempo for all of the 1996 costs which previously had been funded by TCIC. Upon receipt, such advance was paid to TCIC by Tempo in repayment of such 1996 advances from TCIC.

   On February 7, 1997, the Partners Committee of PRIMESTAR Partners adopted a resolution (i) affirming that PRIMESTAR Partners had unconditionally exercised the Tempo Option, (ii) approving the proposed launch of Tempo DBS 1 into the 119(degrees) W.L. orbital position and the use of Tempo DBS-2 as a spare or back-up for Tempo DBS-1, pending other deployment or disposition as determined by PRIMESTAR Partners, and (iii) authorizing the payment by PRIMESTAR Partners to Tempo of the Exercise Fee and other amounts in connection with the Tempo Option and the Tempo Letter Agreements, including funding of substantially all construction and related costs relating to the Tempo Satellites not previously funded by PRIMESTAR Partners. Such amounts have been paid to TSAT.

   The Tempo Letter Agreements permit PRIMESTAR Partners to apply its advances to Tempo against any payments (other than the Exercise Fee) due under the Tempo Option with respect to its purchase or lease of satellite capacity. Although TSAT and PRIMESTAR Partners have not entered into an agreement with respect to the purchase or lease of 100% of the capacity of the proposed Tempo DBS system pursuant to the Tempo Option, TSAT believes that its obligations to PRIMESTAR Partners with respect to such advances will be satisfied in connection with the completion of such purchase or lease. However, if notwithstanding the exercise of the Tempo Option such purchase or lease of satellite capacity is not completed, TSAT believes that alternative courses of action are available that would allow TSAT to recover its costs of constructing the Tempo Satellites. See note 2.

(9)OTHER ASSETS

   The components of other assets are as follows (amounts in thousands):

                                                    SEPTEMBER 30, DECEMBER 31,
                                                        1997          1996
                                                    ------------- ------------
    Deferred financing costs, net of accumulated
     amortization..................................   $ 22,979        7,000
    Investment in, and advances to, ResNet
     Communications, Inc...........................      5,500        5,827
                                                      --------       ------
                                                      $ 28,479       12,827
                                                      ========       ======

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


(10)DEBT

   The components of debt are as follows (amounts in thousands):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
    Bank Credit Facility (a).........................   $     --      246,000
    Senior Subordinated Notes (b)....................     200,000         --
    Senior Subordinated Discount Notes (b)...........     163,634         --
    Other............................................       2,126       1,230
                                                        ---------     -------
                                                        $ 365,760     247,230
                                                        =========     =======

   (a)Bank Credit Facility

     On December 31, 1996, TSAT entered into the Bank Credit Facility. As a result of the February 1997 issuance of the Notes and the March 1997 determination that GE-2 was commercially operational, the maximum commitments under the Bank Credit Facility were increased from $350,000,000 to $750,000,000. At September 30, 1997, $720,000,000 of
     such maximum commitments were unused. The availability of such commitments for borrowing is subject to TSAT's compliance with operating and financial covenants and other customary conditions. Commencing March 31, 2001, aggregate commitments will be reduced quarterly in accordance with a schedule, until final maturity at June 30, 2005. TSAT's initial borrowings under the Bank Credit Facility were used to repay in full the principal amount of and accrued interest on the TSAT Note and to fund financing costs associated with the arrangement of the facility.

     Borrowings under the Bank Credit Facility bear interest at variable rates. In addition, TSAT is required to pay a commitment fee equal to 0.375% on the average daily unused portion of the available commitments, payable quarterly in arrears and at maturity. Such commitment fees aggregated $1,749,000 during the nine months ended September 30, 1997.

     Borrowings under the Bank Credit Facility are guaranteed by TSAT's restricted subsidiaries (currently all of TSAT's subsidiaries except Tempo) (the "Restricted Subsidiaries"), and secured by collateral assignments or other security interests in (i) all capital stock of certain of TSAT's Restricted Subsidiaries and (ii) substantially all of TSAT's assets (other than the Tempo Satellites). The Bank Credit Facility contains affirmative covenants regarding minimum subscribers, revenue per subscriber and debt service coverage, as well as negative covenants that limit TSAT and its Restricted Subsidiaries from, among other things, (i) incurring indebtedness, (ii) creating liens and other encumbrances, (iii) entering into merger or consolidation transactions,
     (iv) entering into transactions with affiliates, (v) making investments, (vi) making capital expenditures, (vii) paying dividends and making other distributions, (viii) redeeming stock, (ix) redeeming or purchasing of subordinated debt (except under certain limited circumstances) (x) paying interest on or principal of subordinated debt during the continuation of (A) an event of default under the Bank Credit Facility or (B) a default under the Bank Credit Facility of which management of TSAT has actual or constructive notice, (xi) entering into sale and leaseback transactions and (xii) engaging in non-designated activities. The Bank Credit Facility also contains customary events of default and provisions for mandatory prepayments and commitment reductions in the event of certain asset sales.

     TSAT anticipates that it will be required to refinance and/or amend the Bank Credit Facility prior to the consummation of the Restructuring Transaction described in note 2. No assurance can be given that any such refinancing and/or amendment will be completed on terms acceptable to TSAT.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


     During the first quarter of 1997, two letters of credit with an aggregate drawable amount of $30,000,000 were issued for the account of TSAT pursuant to the Bank Credit Facility. See note 12.

   (b)Notes

     On February 20, 1997, TSAT issued 10 7/8% Senior Subordinated Notes due 2007 having an aggregate principal amount of $200,000,000 (the "Senior Subordinated Notes") and 12 1/4% Senior Subordinated Discount Notes due 2007 having an aggregate principal amount at maturity of $275,000,000 (the "Senior Subordinated Discount Notes," and together with the Senior Subordinated Notes, the "Notes"). The net proceeds from the issuance of the Notes (approximately $340,500,000 after deducting offering expenses) were initially held in escrow and were subsequently released to TSAT on March 17, 1997. TSAT initially used $244,404,000 of such net proceeds to repay amounts outstanding under the Bank Credit Facility.

     Cash interest on the Senior Subordinated Notes is payable semi-annually in arrears on February 15 and August 15, commencing August 15, 1997. Cash interest will not accrue or be payable on the Senior Subordinated Discount Notes prior to February 15, 2002. Thereafter cash interest will accrue at a rate of 12 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2002; provided however, that at any time prior to February 15, 2002, TSAT may make a Cash Interest Election (as defined) on any interest payment date to commence the accrual of cash interest from and after the Cash Election Date (as defined). The Notes mature February 15, 2007. The Notes will be redeemable at the option of TSAT, in whole or in part, at any time after February 15, 2002 at specified redemption prices. In addition, prior to February 15, 2000, TSAT may use the net cash proceeds from certain specified equity transactions to redeem up to 35% of the Notes at specified redemption prices.

     The Notes were not originally registered under the Securities Act of 1933, as amended (the "Securities Act"), but contained a covenant requiring TSAT to file with the Securities and Exchange Commission (the "SEC") a registration statement with respect to an offer to exchange (the "Exchange Offer") the Notes for substantially identical notes that are so registered ("Exchange Notes") or, alternatively, to register the Notes under the Securities Act. Although TSAT filed a registration statement in connection with the Exchange Offer with the SEC on April 11, 1997, such registration statement has not been declared effective, and accordingly, the Exchange Offer has not been commenced. As a result, effective July 5, 1997, TSAT began to incur additional interest on the Notes. During the 90-day period ended October 3, 1997, additional interest on the Notes accrued at the rate of $0.05 per $1000 principal amount per week. For each subsequent 90-day period in which the Notes are not registered under the Securities Act or exchanged for registered Exchange Notes, the additional interest on the notes will be increased by $0.05 per $1000 principal amount per week up to a maximum of $0.50 per $1000 principal amount per week. Such additional interest aggregated $252,000 through September 30, 1997. TSAT currently expects that, due to the pendency of the Restructuring Transaction, it may not be able to comply with the registration requirements under the Notes, and accordingly, will not be able to cease the accrual of additional interest, until the second quarter of 1998.

   With the exception of the Notes, which had an aggregate fair value of $388,903,000 at September 30, 1997, TSAT believes that the fair value and the carrying value of TSAT's debt were approximately equal at September 30, 1997.

(11) TRANSACTIONS WITH RELATED PARTIES

   TCIC provides certain installation, maintenance, retrieval and other customer fulfillment services to TSAT. During the nine months ended September 30, 1997 and 1996, TSAT's capitalized installation costs

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   included amounts charged by TCIC to TSAT of $43,762,000 and $37,470,000, respectively. Maintenance, retrieval and other operating expenses charged by TCIC to TSAT aggregated $7,216,000 and $16,446,000 during the nine months ended September 30, 1997 and 1996, respectively. Prior to the TSAT Spin-off, the foregoing charges were allocated from TCIC to TSAT based upon a standard charge for each of the customer fulfillment activities performed by TCIC.

   Pursuant to a fulfillment agreement (as amended, the "Fulfillment Agreement"), TCIC has provided fulfillment services on an exclusive basis to TSAT with respect to customers of the PRIMESTAR(R) medium power service. Such services include installation, maintenance, retrieval, inventory management and other customer fulfillment services. Among other matters, the Fulfillment Agreement (i) sets forth the responsibilities of TCIC with respect to fulfillment services, including performance standards, (ii) provides for TCIC's fulfillment sites to be connected to the billing and information systems used by TSAT, allowing for on-line scheduling and dispatch of installation and other service calls, and (iii) provides scheduled rates to be charged to TSAT for the various customer fulfillment services provided by TCIC.

   From January 1, 1997 through July 21, 1997, charges for customer fulfillment services provided by TCIC were made pursuant to the Fulfillment Agreement, as originally executed by TSAT and TCIC in connection with the TSAT Spin-off (the "Original Fulfillment Agreement"). The cost to TSAT of the services provided by TCIC under the Original Fulfillment Agreement exceeded the standard charges allocated to TSAT for such services through December 31, 1996. Effective July 22, 1997, the Original Fulfillment Agreement was amended to, among other items, (i) change the termination date to December 31, 1997 and, (ii) reduce the scheduled rates for the customer fulfillment services provided by TCIC to rates that are comparable to those that were used to allocate fulfillment charges to TSAT prior to the TSAT Spin-off. In September and October, 1997, TSAT entered into agreements with eight regional fulfillment companies (none of which is affiliated with TSAT or any other party to the Restructuring Transaction) to perform the services that will no longer be performed by TCIC following the termination of the Fulfillment Agreement. TSAT's management believes that the terms and conditions of such new third party fulfillment agreements are in the aggregate no less favorable to TSAT than the terms and conditions of the Original Fulfillment Agreement or the amended Fulfillment Agreement. The transition from TCIC to the third party fulfillment companies is currently in progress and is expected to be completed in December 1997.

   TCIC also provides corporate administrative and certain telephony services to TSAT. Prior to the TSAT Spin-off, the related administrative and telephony expenses were allocated from TCIC to TSAT based on the estimated cost of providing the service. Such charges aggregated $14,600,000 during the nine months ended September 30, 1996.

   Since the TSAT Spin-off Date, charges for administrative services provided by TCIC have been made pursuant to a transition services agreement entered into by TSAT and TCI in connection with the TSAT Spin-off (the "Transition Services Agreement"). Pursuant to the Transition Services Agreement, TCI is obligated to provide to TSAT certain services and other benefits, including certain administrative and other services that were provided by TCI prior to the TSAT Spin-off. Pursuant to the Transition Services Agreement, TCI has also agreed to provide TSAT with certain most-favored-customer rights to programming services that TCI or a wholly-owned subsidiary of TCI may own in the future and access to any volume discounts that may be available to TCI for purchase of HSDs, satellite receivers and other equipment. As compensation for the services rendered and for the benefits made available to TSAT pursuant to the Transition Services Agreement, TSAT is required to pay TCI a monthly fee of $1.50 per qualified subscribing household or other residential or commercial unit (counted as one subscriber regardless of the number of satellite receivers), up to a maximum of $3,000,000 per month, and to reimburse TCI quarterly for direct, out-of-pocket expenses incurred by TCI to third parties in providing

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   the services. The Transition Services Agreement continues in effect until the close of business on December 31, 1999, and will be renewed automatically for successive one-year periods thereafter, unless earlier terminated by (i) either party at the end of the initial term or the then current renewal term, as applicable, on not less than 180 days' prior written notice to the other party, (ii) TCI upon written notice to TSAT following certain changes in control of TSAT, and (iii) either party if the other party is the subject of certain bankruptcy or insolvency-related events. Pursuant to the terms of the Transition Services Agreement, TCI has the right to terminate the agreement upon the consummation of the Restructuring Transaction. TSAT believes that TCI will exercise its right to terminate the Transition Services Agreement concurrently with the consummation of the Restructuring Transaction. TSAT does not believe that any such termination will have a material adverse effect on TSAT. Charges under the Transition Services Agreement aggregated $8,611,000 during the nine months ended September 30, 1997.

   During the nine months ended September 30, 1997, TSAT purchased from TCIC at TCIC's cost certain telephony services aggregating $3,457,000.

   Beginning in March 1997, TCIC began providing TSAT with customer support services from its Boise, Idaho call center ( the "Boise Call Center"). The Boise Call Center responds to calls that exceed the capacity of TSAT's National Call Center. Amounts charged by TCIC to TSAT for such services aggregated $5,939,000 during the nine months ended September 30, 1997.

   Through the TSAT Spin-off Date, the effects of all transactions between TSAT and TCI were reflected as adjustments to a non-interest bearing intercompany account. As described in note 3, all but $250,000,000 of this intercompany account was forgiven in connection with the TSAT Spin-off (other than certain advances relating to construction of the Tempo Satellites, which were repaid from advances subsequently received from PRIMESTAR Partners--see note 8). Since the TSAT Spin-off Date, the effects of transactions between TSAT and TCI have been reflected in a non-interest bearing account that is settled periodically in cash. At September 30, 1997 and December 31, 1996, amounts owed to TCIC pursuant to such non-interest bearing intercompany account aggregated $12,100,000 and $8,381,000, respectively, and are included in "Other accrued expenses" in the accompanying consolidated balance sheets.

   Certain key employees of TSAT hold stock options in tandem with stock appreciation rights with respect to certain common stock of TCI. Estimates of the compensation related to the options and/or stock appreciation rights granted to employees of TSAT have been recorded in the accompanying financial statements, but are subject to future adjustment based upon the market value of the underlying common stock of TCI and, ultimately, on the final determination of market value when the rights are exercised. Non-cash increases (decreases) to TSAT's share of TCI's estimated stock compensation liability aggregated $3,039,000 and $(553,000) during the nine months ended September 30, 1997 and 1996, respectively.

   Through the TSAT Spin-off Date, TSAT's results of operations were included in TCI's consolidated U.S. Federal income tax returns, in accordance with the existing tax sharing arrangements among TCI and its consolidated subsidiaries. Effective July 1, 1995, TCI, TCIC and certain other subsidiaries of TCI entered into a tax sharing agreement (the "Tax Sharing Agreement"), which formalized such pre-existing tax sharing arrangements and implemented additional provisions regarding the allocation of certain consolidated income tax attributes and the settlement procedures with respect to the intercompany allocation of current tax attributes. The Tax Sharing Agreement encompasses U.S. Federal, state, local and foreign tax consequences and relies upon the U.S. Internal Revenue Code of 1986, as amended, and any applicable state, local and foreign tax law and related regulations. In connection with the TSAT Spin-off, the Tax Sharing Agreement was amended to provide that TSAT be treated as if it had been a party to the

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   Tax Sharing Agreement, effective July 1, 1995. TSAT's intercompany income tax allocation for the nine months ended September 30, 1996 has been calculated in accordance with the Tax Sharing Agreement.

   In connection with the Restructuring Transaction, TSAT and TCI entered into a tax sharing agreement dated June 1997, to confirm that pursuant to the amended Tax Sharing Agreement (i) neither TSAT nor any of its subsidiaries has any obligation to indemnify TCI or the TCI shareholders for any tax resulting from the TSAT Spin-off failing to qualify as a tax-free distribution pursuant to Section 355 of the Internal Revenue Code of 1986 (the "Code"); (ii) TCI is obligated to indemnify TSAT and its subsidiaries for any taxes resulting from the TSAT Spin-off failing to qualify as a tax-free distribution pursuant to Section 355 of the Code;
   (iii) to the best knowledge of TCI, TSAT's total payment obligation under the Tax Sharing Agreement could not reasonably be expected to exceed $5 million; and (iv) the sole agreement between TCI, on the one hand, and TSAT or any of its subsidiaries, on the other, relating to taxes is the Tax Sharing Agreement. As of the date of the TSAT Spin-off, the sole agreement, if any, between any of the TCI stockholders, on the one hand, and TSAT or any of its subsidiaries, on the other, relating to taxes was the Tax Sharing Agreement.

(12) COMMITMENTS AND CONTINGENCIES

   At September 30, 1997, TSAT's future minimum commitments to purchase satellite reception equipment aggregated approximately $20,000,000.

   TSAT engages master sales agents to recruit, train and maintain a network of sub-agents to sell services on behalf of TSAT and to install, service and maintain equipment located at the premises of the subscribers. As part of the compensation paid for such services, TSAT has agreed to pay certain residual sales commissions equal to a percentage of the programming revenue collected from a subscriber installed by a master sales agent during specified periods following the initiation of service (generally five years). During the nine months ended September 30, 1997 and 1996, respectively, residual sales commissions to such master sales agents aggregated $11,518,000 and $7,887,000, respectively, and were charged to expense in the accompanying statements of operations.

   On the TSAT Spin-off Date, TSAT entered into an Indemnification Agreement with each of TCIC and TCI UA 1, Inc. ("TCI UA 1"), an indirect subsidiary of TCIC, (collectively, the "Indemnification Agreements"). The Indemnification Agreement with TCIC provides for TSAT to reimburse TCIC for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCIC to support TSAT's share of PRIMESTAR Partners' obligations under the GE-2 Agreement. The drawable amount of such letter of credit is $25,000,000. Although TCIC's obligations under such letter of credit expire on February 14, 1998, TCIC has agreed to extend such letter of credit through June 30, 1999. See note 7.

   The Indemnification Agreement with TCI UA 1 provides for TSAT to reimburse TCI UA 1 for any amounts drawn under an irrevocable transferable letter of credit issued for the account of TCI UA 1 (the "TCI UA 1 Letter of Credit"), which supports the PRIMESTAR Credit Facility. The drawable amount of the TCI UA 1 Letter of Credit was $141,250,000 at September 30, 1997. See notes 7 and 8.

   During the first quarter of 1997, two additional irrevocable transferable letters of credit were issued pursuant to the Bank Credit Facility for the account of TSAT, one to support TSAT's share of PRIMESTAR Partners' obligations under the GE-2 Agreement, and the second to support the PRIMESTAR Credit Facility. The initial drawable amount of the first letter of credit is $25,000,000, increasing to $50,000,000 if PRIMESTAR Partners exercises the End-of-Life Option, and the initial drawable amount of the second letter of credit is $5,000,000. See notes 7 and 10.

                       TCI SATELLITE ENTERTAINMENT, INC.
                                 (SEE NOTE 1)

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)


   The Indemnification Agreements provide for TSAT to indemnify and hold harmless TCIC and TCI UA 1 and certain related persons from and against any losses, claims, and liabilities arising out of the respective letters of credit or any drawings thereunder. The payment obligations of TSAT to TCIC and TCI UA 1 under such Indemnification Agreements are subordinated in right of payment with respect to the obligations of TSAT under the Bank Credit Facility. See note 10.

   TCI has caused TCI UA 1 to renew the letter of credit arranged by it on TSAT's behalf, through June 30, 1999. During such period TSAT and/or PRIMESTAR Partners will seek to obtain permanent financing for the Tempo Satellites (to the extent not sold to a person other than PRIMESTAR Partners) on a basis that does not require TSAT to post a letter of credit with respect thereto. If such permanent financing is not available, under certain maintenance covenants contained in the Bank Credit Facility, TSAT would be unable to provide or arrange for such a letter of credit unless
   (i) the lenders under the Bank Credit Facility were to agree to amend or waive such covenants to permit the posting of such letter of credit by the TSAT, (ii) TCI were to agree to renew the TCI UA 1 Letter of Credit for an additional period, or (iii) TSAT were to achieve a greater than anticipated increase in operating income before depreciation and stock compensation. If TSAT and/or PRIMESTAR Partners are unable to refinance the Tempo Satellites (to the extent not sold to a person other than PRIMESTAR Partners) without a letter of credit and is unable to post (or arrange for the posting of) such a letter of credit, TSAT could be adversely affected. See notes 7, 8 and 10.

   The International Bureau of the FCC (the "International Bureau") has granted EchoStar Satellite Corporation, a subsidiary of EchoStar Communications Corp. (together with its consolidated subsidiaries, "EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83(degrees) W.L., immediately adjacent to that occupied by GE-2. Contrary to previous FCC policy which would have permitted operation of a satellite at the 83(degrees) W.L. orbital position at a power level of only 60 to 90 watts (subject to coordination requirements), EchoStar has been authorized to operate at a power level of 130 watts. If EchoStar were to launch its high-power satellite authorized to 83(degrees) W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PRIMESTAR(R) signal from GE-2 by subscribers to the PRIMESTAR(R) medium power service.

   GE Americom and PRIMESTAR Partners have each requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83(degrees) W.L. These requests, which were opposed by EchoStar and others, are currently pending at the International Bureau. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Accordingly, the ultimate outcome of this matter cannot presently be predicted.

   GE Americom and PRIMESTAR Partners have attempted to resolve potential coordination problems directly with EchoStar. However, it is uncertain whether any agreement in respect of such coordination between PRIMESTAR Partners and EchoStar will be reached, or that even if such agreement is reached, that coordination will resolve such interference.

   TSAT has contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible TSAT may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying financial statements.

                      TIME WARNER SATELLITE SERVICES GROUP
                            SELECTED FINANCIAL DATA

                         NINE MONTHS ENDED                HISTORICAL
                           SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                         ------------------  -----------------------------------------
                           1997      1996      1996      1995     1994     1993   1992
                         --------  --------  --------  --------  -------  ------  ----
SUMMARY STATEMENT OF
 OPERATIONS DATA:
Revenue................. $276,158   199,175   277,083   130,926   20,171   3,471  --
Operating, selling and
 administrative
 expenses............... (226,894) (171,678) (241,566) (115,473) (26,645) (6,606) --
Depreciation............  (48,724)  (30,567)  (45,449)  (20,261)  (5,725)   (696) --
Operating income
 (loss).................      540    (3,070)   (9,932)   (4,808) (12,199) (3,831) --
Interest expense........  (20,637)  (15,503)  (21,980)  (12,703)  (3,438)   (757) --
Share of losses of
 PRIMESTAR
 Partners, L.P..........  (11,424)   (3,074)   (5,314)   (8,957) (12,095) (2,012) --
Other, net..............   (1,097)     (788)        5       (30)     345     (45) --
Income tax benefit......      --        --        --        --       --      --
Net loss................ $(32,618)  (22,435)  (37,221)  (26,498) (27,387) (6,645) --

                                            HISTORICAL
                         -----------------------------------------------------
                                            YEARS ENDED DECEMBER 31,
                         SEPTEMBER 30, ---------------------------------------
                             1997       1996     1995     1994     1993   1992
                         ------------- -------  -------  -------  ------  ----
SUMMARY BALANCE SHEET
 DATA:
Property, plant and
 equipment, net.........   $447,898    396,110  273,207   82,798   8,322  --
Investment in PRIMESTAR
 Partners, L.P. ........   $ 28,494     31,021   16,624    5,638  19,082  --
Total assets............   $494,200    448,053  309,678   89,163  27,565  --
Group deficit...........   $(93,217)   (60,699) (23,378) (33,647) (6,645) --

                     TIME WARNER SATELLITE SERVICES GROUP

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis provides information concerning the financial condition and results of operations of the Company and should be read in conjunction with the accompanying financial statements and the notes thereto.

OVERVIEW

  The accompanying combined financial statements of Time Warner Satellite Services Group (the "Company") reflect the combined historical financial information of the direct broadcast satellite operations conducted by Time Warner Entertainment Company, L.P. ("TWE") and the TWE-Advance/Newhouse Partnership ("TWEAN"), including TWEAN's 31.29% partnership interest in PRIMESTAR Partners, L.P. ("PrimeStar" and collectively, the "PrimeStar Assets"). The PrimeStar Assets are expected to be transferred to a new, unaffiliated company ("Newco"), that will also hold assets of TCI Satellite Entertainment, Inc., pursuant to a merger and contribution agreement (the "Restructuring Agreement") and related agreements entered into in February of 1998 (See Note 2 of Combined Financial Statements).

  The Company distributes programming services which are purchased from PrimeStar, under the PrimeStar brand name to subscribers within specified areas of the continental United States. These services are presented/transmitted to subscribers via a medium powered satellite owned and operated by PrimeStar. As of December 31, 1996, the Company served 475,403 subscribers. The Company's most popular subscriber offering at December 31, 1996 was its Prime Value package which was sold at $29.95 per month including all related equipment charges.

  In August 1994, PrimeStar converted its distribution system from a low powered analog to a medium powered digital signal. Following this conversion, the Company has experienced significant subscriber growth. This growth was facilitated by the Company's centralized operating structure and aggressive marketing programs. Unless otherwise stated herein, increases in the Company's revenue and operating, selling, general and administrative expenses are primarily related to such subscriber growth. The Company operates in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect the Company's ability to sustain its significant historical growth in subscribers and revenue.

USE OF EBITDA

  Industry analysts generally consider operating income before depreciation and amortization ("EBITDA") to be an important measure of comparative operating performance for the cable and satellite television industries and, when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined and used herein may not be comparable to similarly titled measures reported by other companies.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


RESULTS OF OPERATIONS

1996 VS. 1995

  Operating results for the Company in 1996 and 1995 are as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
                                                           (MILLIONS)
     Revenues......................................       $277.1        $130.9
     EBITDA(a).....................................         35.5          15.5
     Depreciation..................................         45.4          20.3
     Operating loss................................         (9.9)         (4.8)
     Equity in losses of PRIMESTAR, L.P. ..........         (5.3)         (9.0)
     Interest and other, net.......................        (22.0)        (12.7)
     Net loss......................................        (37.2)        (26.5)
                                                          DECEMBER 31,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
     Basic subscribers.............................      475,403       298,896
     Pay units.....................................      482,973       273,839
     Average monthly subscriber service revenues... $      49.50  $      46.67

(a) See Use of EBITDA above.

Revenues

  Revenues increased to $277.1 million, compared to $130.9 million in 1995. This increase reflects aggregate subscriber growth of 176,507 achieved through a series of aggressive decentralized directed marketing campaigns. Average monthly subscriber service revenues increased 6% to $49.50 in 1996 primarily due to the expansion of premium and pay-per-view revenues. Average installation revenue decreased to $151.63 in 1996, compared to $174.07 in 1995 as the result of relatively more aggressive pricing associated with promotional programs.

Operating expenses

  Operating expenses increased to $156.9 million, compared to $76.3 million in 1995. This increase reflects the increase in the Company's subscriber base, particularly with respect to higher aggregate programming costs. PrimeStar provides programming services to the Company and other authorized distributors in exchange for a fee based upon the number of subscribers receiving such programming services. PrimeStar also provides satellite capacity and uplink, national marketing and administrative support services for a separate fee charged to each distributor, including the Company, based on each distributor's total number of subscribers. The aggregate charges from PrimeStar for such services increased to $136.0 million, compared to $64.1 million in 1995. The average monthly charge per subscriber decreased to $29.29, compared to $31.56 in 1995 primarily due to a decrease in programming rates charged by PrimeStar. During 1996, the Company also experienced higher technical and customer service costs reflecting the higher subscriber levels.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $84.7 million, compared to $39.2 million in 1995. This increase was primarily due to higher marketing and administrative costs incurred in support of the ongoing subscriber growth.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


EBITDA

  EBITDA (see Use of EBITDA above) increased to $35.5 million, compared to $15.5 million in 1995. EBITDA (see Use of EBITDA above) for 1996 benefited from increased revenues generated by significant subscriber growth, which were partially offset by increased operating, selling, general and administrative expenses reflecting the increased subscriber levels.

Depreciation Expense

  Depreciation expensed increased to $45.4 million, compared to $20.3 million in 1995. This increase is attributable to increases in the Company's depreciable assets due primarily to purchases of subscriber access equipment and related installation costs associated with subscriber growth.

Equity in Losses in PrimeStar

  The Company's interest in PrimeStar's losses decreased to $5.3 million, compared to $9.0 million in 1995. This decrease is primarily attributable to a significant increase in PrimeStar subscriber growth, partially offset by additional losses in 1996 relating to the Advance/Newhouse Partnership's 10.43% PrimeStar ownership interest acquired by the Company in late 1995.

Interests and Other, Net

  Interest and other, net increased to $22.0 million, compared to $12.7 million in 1995. This increase principally relates to increased interest expense charged in connection with higher average amounts due to TWE and TWEAN as highlighted in the following discussion of liquidity and capital resources.

Income Taxes

  In 1996 and 1995, net income tax benefits of approximately $15.0 million and $10.7 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.

1995 VS. 1994

  Operating results for the Company in 1995 and 1994 are as follows:

                              YEARS ENDED DECEMBER 31,
                              --------------------------
                                  1995         1994
                              ------------  ------------
                                     (MILLIONS)
     Revenues................       $130.9       $ 20.2
     EBITDA(a)...............         15.5         (6.5)
     Depreciation............         20.3          5.7
     Operating loss..........         (4.8)       (12.2)
     Equity in losses of
      PRIMESTAR Partners,
      L.P. ..................         (9.0)       (12.1)
     Interest and other, net
      .......................        (12.7)        (3.1)
     Net loss................        (26.5)       (27.4)
                                    DECEMBER 31,
                              --------------------------
                                  1995         1994
                              ------------  ------------
     Basic subscribers.......      298,896       66,749
     Pay units...............      273,839       66,084
     Average monthly
      subscriber service
      revenues............... $      46.67  $     41.75

--------

(a) See Use of EBITDA above.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

Revenues

  Revenues increased to $130.9 million, compared to $20.2 million in 1994. This increase reflects aggregate subscriber growth of 232,147 achieved through a series of aggressive decentralized directed marketing campaigns. Average monthly subscriber service revenues increased 12% due primarily to increased premium and pay-per-view revenues. Average per subscriber installation revenue increased to $174.07, compared to $146.78 in 1994 as the result of an increase in the standard installation rate effected in the last quarter of 1995.

Operating expenses

  Operating expenses increased to $76.3 million, compared to $7.7 million in 1994. This increase reflects the increase in the Company's subscriber base, particularly with respect to higher aggregate programming costs, satellite uplink charges and marketing and administrative support fees from PrimeStar. These aggregate charges increased to $64.1 million, compared to $6.8 million in 1994. The average monthly charge per subscriber increased to $31.56, compared to $25.86 in 1994 with the expansion of programming services concurrent with PrimeStar's conversion to a digital based distribution system in August 1994. During 1995, the Company also experienced higher technical and customer service costs reflecting the higher subscriber levels.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $39.2 million, compared to $18.9 million in 1994. This increase was principally due to increased marketing costs incurred in connection with aggressive customer acquisition programs.

EBITDA

  EBITDA (see Use of EBITDA above) increased to $15.5 million, compared to a loss of $6.5 million in 1994, EBITDA (see Use of EBITDA above) for 1995 benefited from increased revenues generated by significant subscriber growth, which were partially offset by increased operating, selling, general and administrative expenses reflecting the increased subscriber levels.

Depreciation Expense

  Depreciation expense increased to $20.3 million, compared to $5.7 million in 1994. This increase is primarily attributable to increases in the Company's depreciable assets required to support its rapidly expanding subscriber base.

Equity in Losses of PrimeStar

  The Company's interest in PrimeStar's losses decreased to $9.0 million, compared to $12.1 million in 1994. This decrease is primarily attributable to a significant increase in PrimeStar subscriber growth, offset in part by additional losses relating to the Advance/Newhouse Partnership's 10.43% PrimeStar ownership interest acquired by the Company in late 1995.

Interest and Other, Net

  Interest and other, net increased to $12.7 million, compared to $3.1 million in 1994. This increase principally relates to increased interest expense charged in connection with higher average amounts due to TWE and TWEAN as highlighted in the following discussion of liquidity and capital resources.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


Income Taxes

  In 1995 and 1994, net income tax benefits of approximately $10.7 million and $11.0 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.

LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1996, the Company had $430.6 million of amounts due to TWE and TWEAN and a $60.6 million group deficit, compared to $288.2 million of amounts due to TWE and TWEAN and a $23.4 million group deficit at December 31, 1995. The increase in amounts due to TWE and TWEAN principally resulted from additional advances by TWE and TWEAN to fund the Company's cash flow deficit as described more fully below. The increase in group deficit resulted from the Company's net loss incurred in 1996.

  The development of the Company's subscriber base since 1993 has resulted in significant capital expenditures during subsequent periods. These capital requirements have contributed to substantial negative cash flows since inception. Funding of this cash flow deficit has been primarily provided through interest bearing advances from TWE and TWEAN and cash from operations. The Company expects such funding to continue until the Restructuring Agreement (see Note 2 of Combined Financial Statements) is consummated, after which, all of the Company's cash needs are expected to be funded by Newco. However, there can be no assurance that the Restructuring Agreement will be consummated. In the event that the Restructuring Agreement is not consummated, management believes that the Company's operating cash flow and additional TWE and TWEAN funding are sufficient to fund its capital and liquidity needs for the foreseeable future.

  PrimeStar has a credit facility ("Credit Facility") maturing on December 31, 1997. Borrowings under this Credit Facility, which totaled $521.0 million at December 31, 1996, are primarily used to fund the construction of high powered satellites and are collateralized by letters of credit provided by the Company and the other PrimeStar partners. The Company's obligation under these letters of credit totaled $211.9 million, representing 37.5% of the total amounts available under the Credit Facility at December 31, 1996. Effective March 1997, the Company increased its letter of credit obligation to $219.4 million in connection with an increase of the Credit Facility to $585.0 million.

  In 1995, PrimeStar entered into a satellite transponder service agreement with General Electric Co., which is collateralized by letters of credit issued by various PrimeStar partners, including the Company. At December 31, 1996, the Company had entered into letters of credit amounting to $37.5 million to cover the Company's maximum obligation under this agreement. On February 19, 1997, PrimeStar amended this agreement resulting in an increase in the Company's credit obligation to $75.0 million. The Company has secured additional letters of credit to cover this entire obligation.

  In 1996, 1995 and 1994, the Company's operating activities provided (used) cash of $47.1 million, $(1.9) million and $23.4 million, respectively. Most of the cash provided by the Company's operating activities is attributable to positive EBITDA (see Use of EBITDA above) generated in 1996 and 1995, more than offset in 1995 by an increase in working capital requirements. In 1994, cash provided by operations reflected reductions in working capital requirements, which more than offset EBITDA (see Use of EBITDA above) losses resulting from the Company's operating activities.

  Cash used by investing activities totaled $189.5 million, $198.6 million and $78.8 million in 1996, 1995, and 1994, respectively. The decrease in cash used by investing activities in 1996 was primarily due to lower capital spending. The increase in 1995 investment requirements was attributable to increased capital spending

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

necessitated by subscriber growth and repayments of advances to PrimeStar in 1994. Capital expenditures amounted to $169.8 million, $183.1 million and $80.2 million in 1996, 1995 and 1994, respectively. Capital expenditures are primarily driven by net subscriber growth. Customer access equipment is purchased by the Company and leased to customers for a monthly fee. The Company expects that the majority of future capital expenditures will be used to fund the acquisition and installation of satellite reception equipment. The actual amount of capital required in the future will be primarily a function of (i) subscriber growth and related churn rates, (ii) the actual cost to purchase and install satellite reception equipment and (iii) changes in technology.

  At December 31, 1996, the Company's future minimum commitments to purchase satellite reception equipment totaled approximately $30.6 million.

  Prior to the consummation of the Restructuring Agreement and under the existing PrimeStar partnership agreement, the Company has agreed to fund its share of any capital contributions and/or loans to PrimeStar that might be agreed upon from time to time by PrimeStar's Board of Directors.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Time Warner Satellite Services Group

  We have audited the accompanying combined balance sheet of Time Warner Satellite Services Group ("TWSS") as of December 31, 1996, and 1995, and the related combined statements of operations, group deficit and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of TWSS's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of PRIMESTAR Partners, L.P., (a limited partnership in which the Company has a 31.29% interest) ("PRIMESTAR"), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the combined financial statements related to data included for PRIMESTAR, it is based solely on their report.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the combined financial statements referred to above present fairly, in all material respects, the financial position of TWSS as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
August 25, 1997

                      TIME WARNER SATELLITE SERVICES GROUP

                             COMBINED BALANCE SHEET

                                  DECEMBER 31,
                                  (THOUSANDS)

                                                               1996      1995
                                                             --------  --------
ASSETS
CURRENT ASSETS
Receivables, less allowances of $1,278 and $900............. $ 18,398  $ 17,119
Receivables from related parties............................    2,347     2,615
Prepaid expenses............................................      104        70
                                                             --------  --------
  Total current assets......................................   20,849    19,804
Investment in PRIMESTAR Partners, L.P. .....................   31,021    16,624
Property, plant & equipment, net............................  396,110   273,207
Other assets................................................       73        43
                                                             --------  --------
  Total assets.............................................. $448,053  $309,678
                                                             ========  ========
LIABILITIES AND GROUP DEFICIT
CURRENT LIABILITIES
Accounts payable............................................ $ 33,537  $ 21,880
Accrued charges from PRIMESTAR Partners, L.P. ..............   28,060    15,137
Other current liabilities...................................   16,448     7,872
                                                             --------  --------
  Total current liabilities.................................   78,045    44,889
Due to TWE and TWEAN........................................  430,607   288,167
Group deficit...............................................  (60,599)  (23,378)
                                                             --------  --------
  Total liabilities and group deficit....................... $448,053  $309,678
                                                             ========  ========

                            See accompanying notes.

                      TIME WARNER SATELLITE SERVICES GROUP

                        COMBINED STATEMENT OF OPERATIONS

                            YEARS ENDED DECEMBER 31,
                                  (THOUSANDS)

                                                  1996      1995       1994
                                                --------  ---------  --------
Revenues....................................... $277,083   $130,926  $ 20,171
                                                --------  ---------  --------
Costs and expenses:
  Operating(a).................................  156,897     76,253     7,706
  Selling, general and administrative(b).......   84,669     39,220    18,939
  Depreciation.................................   45,449     20,261     5,725
                                                --------  ---------  --------
    Total costs and expenses...................  287,015    135,734    32,370
                                                --------  ---------  --------
Operating loss.................................   (9,932)    (4,808)  (12,199)
Equity in losses of PRIMESTAR Partners, L.P....   (5,314)    (8,957)  (12,095)
Interest and other, net (c)....................  (21,975)   (12,733)   (3,093)
                                                --------  ---------  --------
Net loss....................................... $(37,221) $ (26,498) $(27,387)
                                                ========  =========  ========
(a) Includes expenses resulting from transac-
    tions with affiliates (Note 6)............. $135,997  $  64,066  $  6,800
                                                ========  =========  ========
(b) Includes expenses resulting from transac-
    tions with affiliates (Note 6)............. $  6,927  $   3,273  $    504
                                                ========  =========  ========
(c) Includes expenses resulting from transac-
    tions with affiliates (Note 5)............. $ 20,921  $  11,910  $  3,021
                                                ========  =========  ========

                            See accompanying notes.

                      TIME WARNER SATELLITE SERVICES GROUP

                      COMBINED STATEMENT OF GROUP DEFICIT
                                  (THOUSANDS)

                                                                  GROUP DEFICIT
                                                                  -------------
BALANCE AT DECEMBER 31, 1993.....................................   $ (6,260)
  Net loss.......................................................    (27,387)
                                                                    --------
BALANCE AT DECEMBER 31, 1994.....................................    (33,647)
  Net loss.......................................................    (26,498)
  Capital contribution resulting from Advance/Newhouse transac-
   tion..........................................................     36,767
                                                                    --------
BALANCE AT DECEMBER 31, 1995.....................................    (23,378)
  Net loss.......................................................    (37,221)
                                                                    --------
BALANCE AT DECEMBER 31, 1996.....................................   $(60,599)
                                                                    ========

                            See accompanying notes.

                      TIME WARNER SATELLITE SERVICES GROUP

                        COMBINED STATEMENT OF CASH FLOWS

                            YEARS ENDED DECEMBER 31,

                                  (THOUSANDS)

                                                 1996       1995       1994
                                               ---------  ---------  --------
OPERATIONS
Net loss...................................... $ (37,221) $ (26,498) $(27,387)
Adjustments for noncash and nonoperating
 items:
  Depreciation................................    45,449     20,261     5,725
  Equity in losses of PRIMESTAR Partners,
   L.P. ......................................     5,314      8,957    12,095
Changes in operating assets and liabilities:
  Accounts receivable.........................    (1,011)   (16,310)     (635)
  Accounts payable and accrued expenses.......    24,580     12,142    26,011
  Other balance sheet changes.................     9,953       (467)    7,605
                                               ---------  ---------  --------
Cash provided (used) by operations............    47,064     (1,915)   23,414
                                               ---------  ---------  --------
INVESTING ACTIVITIES
Capital expenditures..........................  (169,793)  (183,135)  (80,241)
Investments in and advances to PRIMESTAR
 Partners, L.P. ..............................   (19,711)   (15,449)  (16,332)
Repayment of advances to PRIMESTAR Partners,
 L.P. ........................................       --         --     17,791
                                               ---------  ---------  --------
Cash used by investing activities.............  (189,504)  (198,584)  (78,782)
                                               ---------  ---------  --------
FINANCING ACTIVITIES
Advances from TWE and TWEAN...................   425,851    315,286    74,883
Repayments of advances from TWE and TWEAN.....  (283,411)  (114,787)  (19,515)
                                               ---------  ---------  --------
Cash provided by financing activities.........   142,440    200,499    55,368
                                               ---------  ---------  --------
INCREASE IN CASH AND EQUIVALENTS..............       --         --        --
CASH AND EQUIVALENTS AT BEGINNING OF YEAR.....       --         --        --
                                               ---------  ---------  --------
CASH AND EQUIVALENTS AT END OF YEAR........... $     --   $     --   $    --
                                               =========  =========  ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Interest paid............................... $  20,921  $  11,910  $  3,021
                                               =========  =========  ========
  Noncash capital contribution................ $     --   $  36,767  $    --
                                               =========  =========  ========

                            See accompanying notes.

                     TIME WARNER SATELLITE SERVICES GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1.ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

   The accompanying combined financial statements of Time Warner Satellite Services Group (the "Company") reflect the combined historical financial information of the direct broadcast satellite operations conducted by Time Warner Entertainment Company, L.P. ("TWE") and the TWE-Advance/Newhouse Partnership ("TWEAN"), including TWEAN's 31.29% partnership interest in PRIMESTAR Partners, L.P. ("PrimeStar" and collectively, the "PrimeStar Assets"). The PrimeStar Assets are expected to be transferred to a new, unaffiliated company that will also hold assets of TCI Satellite Entertainment, Inc. ("TSAT"), pursuant to a separate agreement entered into in January of 1998 (Note 2). The Company distributes programming services under the PrimeStar brand name to subscribers within specified areas of the continental United States.

   The Company's statement of operations includes allocations of certain costs and expenses of TWE and TWEAN (Notes 5 and 6). Although such allocations are not necessarily indicative of the costs that would have been incurred if the Company operated as an unaffiliated entity, management believes that the allocation methods used are reasonable.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

   REVENUE RECOGNITION

   Subscriber fees are recorded as revenue in the period related services are provided. Rights to exhibit programming are purchased from PrimeStar. The cost of such rights are generally expensed as the related services are made available to subscribers.

   ADVERTISING

   Advertising costs are expensed upon the first exhibition of related advertisements. Advertising expense amounted to $18.8 million, $12.9 million and $3.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

   CASH AND CASH EQUIVALENTS

   All of the Company's operating, investing and financing activities are funded by TWE and TWEAN. Such funding is recorded as interest bearing advances and are included in due to TWE and TWEAN (Note 5).

   PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are stated at cost. Additions to property, plant and equipment generally include materials and labor. Depreciation is provided on the straight-line method over the estimated useful lives of the assets as follows:

      Buildings and improvements.................................... 5--20 years
      Distribution equipment........................................ 7--15 years
      Furniture and other equipment................................. 3--10 years

                     TIME WARNER SATELLITE SERVICES GROUP

   Property, plant and equipment consists of:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
                                                                (THOUSANDS)
      Buildings and improvements............................ $    204  $    155
      Distribution equipment................................  455,902   295,408
      Furniture and other equipment.........................    6,301     4,467
                                                             --------  --------
                                                              462,407   300,030
      Less accumulated depreciation.........................  (66,297)  (26,823)
                                                             --------  --------
        Total............................................... $396,110  $273,207
                                                             ========  ========

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), which established standards for the recognition and measurement of impairment losses on long-lived assets and certain intangible assets. The adoption of FAS 121 did not have a material effect on the Company's financial statements.

   INCOME TAXES

   No income tax benefits have been provided in the accompanying combined statement of operations because such benefits have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a historical basis, the operating results of the Company have primarily been included in the consolidated U.S. Federal, state and local income tax returns of Time Warner or subsidiaries of Time Warner. Time Warner has not, and will not, compensate the Company for the utilization of the Company's losses.

   RISKS AND UNCERTAINTIES

   Satellites are subject to significant risks including manufacturing defects affecting the satellite or its components; launch failure resulting in damage to or destruction of the satellite, or incorrect orbital placement; and damage in orbit caused by asteroids, space debris or electrostatic storms. Such factors can prevent or limit commercial operation or reduce the useful life of PrimeStar's satellites.

2.PROPOSED TRANSACTIONS

   TWE and the Advance/Newhouse Partnership ("Advance/Newhouse") entered into agreements in June 1997 and January of 1998 (the "Restructuring Agreement") to transfer the direct broadcast satellite operations conducted by TWE and TWEAN (the "DBS Operations") and the 31.29% partnership interest in the PrimeStar Assets held by TWEAN to a new company ("Newco") that will also hold assets of TSAT. Newco will also own the DBS operations and PrimeStar partnership interests currently owned by TSAT and other existing partners of PrimeStar. In exchange for contributing its interests in the PrimeStar Assets, TWE and Advance/Newhouse will collectively receive an approximate 30% equity interest and approximately $260 million in cash (or debt assumption), subject to adjustment pursuant to the Restructuring Agreement.

   In a related transaction, PrimeStar also entered into an agreement in June 1997 with The News Corporation Limited, MCI Telecommunications Corporation and American Sky Broadcasting LLC ("ASkyB"), pursuant to which PrimeStar (or, under certain circumstances, Newco) will acquire certain assets relating

                     TIME WARNER SATELLITE SERVICES GROUP
   to the high-power, direct broadcast satellite business of ASkyB. In exchange for such assets, ASkyB will receive non-voting securities of Newco that will be convertible into non-voting common stock of Newco and, accordingly, reduce TWE and Advance/Newhouse's collective equity interest in Newco to approximately 20% on a fully diluted basis.

   The PrimeStar transactions are not conditioned on each other and may close independently. They are expected to close in 1998, subject to customary closing conditions, including all necessary governmental and regulatory approvals, including the approval of the Federal Communications Commission. There can be no assurance that such approvals will be obtained.

3.MERGERS AND ACQUISITIONS

   In connection with the formation of TWEAN, Advance/Newhouse contributed its pre-existing 10.43% interest in PrimeStar and related direct broadcast satellite operations (the "Advance/Newhouse DBS Operations") to TWEAN effective October 1, 1995. The assets contributed by Advance/Newhouse and liabilities assumed by TWEAN approximated $37.5 million and $767,000, respectively.

   The accompanying combined statement of operations includes the operating results of Advance/Newhouse DBS Operations from the date of contribution to TWEAN. On a pro forma basis, giving effect to the contribution of Advance/Newhouse DBS Operations as if it had occurred on January 1, 1994, the Company would have reported, for years ended December 31, 1995 and 1994, revenues of $146.6 million and $23.5 million, depreciation of $25.3 million and $6.8 million, operating losses of $8.5 million and $13.0 million and net losses of $22.3 million and $30.6 million, respectively.

4.INVESTMENT IN PRIMESTAR

   The Company uses the equity method to account for its investment in PrimeStar. Under the equity method, only the investment in and amounts due from PrimeStar are included in the balance sheet, only the Company's share of PrimeStar's earnings is included in the operating results and only the dividends, cash distributions, loans or other cash received from PrimeStar, less any additional cash investments, loan repayments or other cash paid to PrimeStar are included in the cash flows.

   Summarized financial information as reported by PrimeStar is set forth below (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                         1996     1995    1994
                                                       -------- -------- -------
      Revenue......................................... $412,999 $180,595 $27,841
      Operating loss..................................   16,823   38,395  53,034
      Net loss........................................   15,702   42,037  55,716

                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1996     1995
                                                               -------- --------
      Current assets.........................................  $137,048 $ 72,638
      Total assets...........................................   688,273  515,962
      Current liabilities (including $521.0 million of short-
       term debt due under PrimeStar credit facility at
       December 31, 1996)....................................   584,907   37,911
      Long-term debt due under PrimeStar credit facility.....       --   419,000
      Other liabilities......................................     4,227    7,210
      Partners' capital......................................    99,139   51,841

                     TIME WARNER SATELLITE SERVICES GROUP

   The PrimeStar credit facility matures on December 31, 1997 and borrowings thereunder are collateralized by letters of credit issued by various PrimeStar partners, including $219.4 million issued by the Company (Note
   9).

5.DUE TO TWE AND TWEAN

   All of the Company's operating, investing and financing activities are funded by advances from TWE and TWEAN. These advances bear interest at LIBOR plus a margin equal to 50 basis points, subject to adjustment, based upon the interest rates paid by TWE and TWEAN on borrowings under their bank credit agreement. Interest expense incurred by the Company relating to these advances amounted to $20.9 million, $11.9 million and $3.0 million for the years ended December 31, 1996, 1995 and 1994, respectively.

6.RELATED PARTIES

   The Company purchases all programming services through PrimeStar. These programming services include certain services owned by TWE (primarily Home Box Office and Cinemax) and Time Warner Inc. ("Time Warner", a general and limited partner of TWE). Purchases of TWE and Time Warner programming services, which are made in the normal course of business and, in management's opinion, at rates which approximate those the Company could obtain from third parties, amounted to $93.3 million, $42.6 million and $4.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

   PrimeStar also arranges for satellite capacity and uplink services, and provides national marketing and administrative support services, in exchange for a separate fee from each distributer, including the Company, based on the distributor's total number of subscribers. The costs associated with such services have been charged to the Company based upon a standard fee for each of the various activities performed by PrimeStar. These costs totaled $42.7 million, $21.5 million and $2.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

   The Company has an arrangement with TWE under which TWE manages the Company's operations. The accompanying financial statements reflect an allocation of certain corporate and regional expenses of TWE and TWEAN based on the proportion of the Company's subscribers to the total number of subscribers managed by TWE and TWEAN. Such allocated costs totaled $6.9 million, $3.3 million and $504,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   In connection with the TWEAN partnership agreement, TWEAN has funded certain Advance/Newhouse obligations which were incurred prior to the formation of TWEAN. These funded obligations are non-interest bearing, and amounted to $2.3 million and $2.6 million at December 31, 1996 and 1995, respectively, and are shown as receivables from related parties. The Company expects these receivables to be settled in 1997.

7.EMPLOYEE BENEFIT PLANS

   The Company participates in the Time Warner Cable Pension Plan (the "Pension Plan"), a noncontributory defined benefit pension plan, which is maintained by TWE and covers substantially all employees. Benefits under the Pension Plan are determined based on formulas which reflect an employee's years of service and compensation levels during the employment period. Pension expense totaled $742,000, $270,000 and $85,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   The Company also participates in the Time Warner Cable Employee Savings Plan (the "Savings Plan"), a defined contribution plan, which is maintained by TWE, and covers substantially all employees. The

                     TIME WARNER SATELLITE SERVICES GROUP

   Company's contributions to the Savings Plan are limited to 6.67% of an employee's eligible compensation during the plan year. The Board of Representatives of TWE has the right, in any year, to set the maximum amount of the Company's contribution. Defined contribution plan expense totaled $262,000, and $200,000 for the years ended December 31, 1996, and 1995, respectively. There was no defined contribution plan expense in 1994.

8.INCOME TAXES

   There are no current income taxes payable based on the Company's operating losses.

   The proforma deferred tax assets and liabilities calculated on a separate-company basis consistent with the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" are as follows:

                                                                DECEMBER 31
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
                                                                (THOUSANDS)
      Deferred tax assets:
        Allowance for doubtful accounts..................... $    514  $    362
        Investment in PRIMESTAR Partners, L.P...............    5,328     1,611
        Tax losses utilized by Time Warner..................   61,428    32,792
                                                             --------  --------
          Total gross deferred tax assets...................   67,270    34,765
      Less: valuation allowance.............................  (38,438)  (23,475)
                                                             --------  --------
      Net deferred tax assets...............................   28,832    11,290
                                                             --------  --------
      Deferred tax liabilities:
        Depreciation........................................  (28,832)  (11,290)
                                                             --------  --------
          Total gross deferred tax liabilities..............  (28,832)  (11,290)
                                                             --------  --------
      Net deferred tax account with Time Warner............. $    --   $    --
                                                             ========  ========

   In 1996, 1995 and 1994, net income tax benefits of approximately $15.0 million, $10.7 million and $11.0 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.

   On a proforma basis, had the Company been operating on a stand alone basis, the Company would have had net operating loss carryforwards for tax purposes of approximately $153.0 million during the three years ended December 31, 1996. However, at December 31, 1996, the Company has no net operating loss carryforwards for tax purposes because such losses were primarily utilized by Time Warner and its affiliates. The Company has not, and will not, be compensated for such losses. Consequently, without the tax benefit for losses utilized by Time Warner, the Company would have a net deferred tax liability of approximately $23.0 million at December 31, 1996.

9.COMMITMENTS AND CONTINGENCIES

   In connection with its guarantee of the PrimeStar credit facility, the Company has agreed to issue letters of credit to support its proportional 37.5% share of outstanding borrowings plus accrued interest and expenses under the facility. PrimeStar's maximum borrowing availability under the facility is $585 million. At December 31, 1996, the Company had issued letters of credit in the amount of $211.9 million, which were subsequently increased to $219.4 million in March 1997.

                     TIME WARNER SATELLITE SERVICES GROUP

   In 1995, PrimeStar entered into a satellite transponder service agreement with General Electric Co., which is collateralized by letters of credit issued by various PrimeStar partners, including the Company. At December 31, 1996, the Company had entered into letters of credit amounting to $37.5 million to cover the Company's maximum obligation under this agreement. On February 19, 1997, PrimeStar amended this agreement resulting in an increase in the Company's maximum obligation to $75.0 million for which the Company has secured additional letters of credit.

   At December 31, 1996, the Company's future minimum commitments to purchase satellite reception equipment aggregated approximately $30.6 million.

   The Company has noncancelable operating leases, primarily relating to office facilities, expiring over various terms. Rental expense for all operating leases for the years ended December 31, 1996, 1995 and 1994 totaled $1.5 million, $920,000 and $511,000, respectively.

   Future minimum rental payments at December 31, 1996 under noncancelable operating leases were as follows:

                                                                  TOTAL RENTAL
                                                                   COMMITMENT
                                                                  ------------
                                                                  (THOUSANDS)
      Year Ending December 31:
        1997.....................................................    $1,230
        1998.....................................................       941
        1999.....................................................       724
        2000.....................................................       145
        2001 and thereafter......................................       --
                                                                     ------
                                                                     $3,040
                                                                     ======

10.OTHER CURRENT LIABILITIES

   Other current liabilities consist of the following:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1996    1995
                                                                  ------- ------
                                                                   (THOUSANDS)
      Accrued expenses........................................... $ 8,117 $3,865
      Sales and other taxes......................................   2,107  1,503
      Accrued salaries and employee benefits.....................   1,948    835
      Accrued data processing....................................   1,967    744
      Subscriber related liabilities.............................   1,452    684
      Other......................................................     857    241
                                                                  ------- ------
        Total.................................................... $16,448 $7,872
                                                                  ======= ======

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis provides information concerning the financial condition and results of operations of the Company and should be read in conjunction with the accompanying financial statements and the notes thereto.

OVERVIEW

  The accompanying combined financial statements of Time Warner Satellite Services Group (the "Company") reflect the combined historical financial information of the direct broadcast satellite operations conducted by Time Warner Entertainment Company, L.P. ("TWE") and the TWE-Advance/Newhouse Partnership ("TWEAN"), including TWEAN's 31.29% partnership interest in PRIMESTAR Partners, L.P. ("PrimeStar" and collectively, the "PrimeStar Assets"). The PrimeStar Assets are expected to be transferred to a new, unaffiliated company ("Newco"), that will also hold assets of TCI Satellite Entertainment, Inc., pursuant to a merger and contribution agreement (the "Restructuring Agreement") and related agreements entered into in January of 1998 (See Note 2 of Combined Financial Statements).

  The Company distributes programming services which are purchased from PrimeStar, under the PrimeStar brand name to subscribers within specified areas of the continental United States. These services are presented/transmitted to subscribers via a medium powered satellite owned and operated by PrimeStar. As of September 30, 1997, the Company served 567,433 subscribers. The Company's most popular subscriber offering at September 30, 1997 was its Prime Value package which was sold at $32.99 per month including all related equipment charges.

  In August 1994, PrimeStar converted its distribution system from a low powered analog to a medium powered digital signal. Following this conversion, the Company has experienced significant subscriber growth. This growth was facilitated by the Company's centralized operating structure and aggressive marketing programs. Unless otherwise stated herein, increases in the Company's revenue and operating, selling, general and administrative expenses are primarily related to such subscriber growth. The Company operates in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect the Company's ability to sustain its significant historical growth in subscribers and revenue.

USE OF EBITDA

  Industry analysts generally consider operating income before depreciation and amortization ("EBITDA") to be an important measure of comparative operating performance for the cable and satellite television industries and, when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined and used herein may not be comparable to similarly titled measures reported by other companies.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 VS. NINE MONTHS ENDED SEPTEMBER 30, 1996

  Operating results for the Company for nine months ended September 30, 1997 and 1996 are as follows:

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
                                                                (MILLIONS)
     Revenues...............................................   $276.2    $199.2
     EBITDA(a)..............................................     49.2      27.5
     Depreciation...........................................     48.7      30.6
     Operating income (loss)................................      0.5      (3.1)
     Equity in losses of PRIMESTAR Partners, L.P............    (11.4)     (3.1)
     Interest and other, net................................    (21.7)    (16.3)
     Net loss...............................................    (32.6)    (22.4)
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
     Basic subscribers......................................  567,433   424,488
     Pay units..............................................  708,716   413,589
     Average monthly subscriber service revenues............   $52.11    $49.44

--------
(a) See Use of EBITDA above.

Revenues

  Revenues increased to $276.2 million for the nine months ended September 30, 1997, compared to $199.2 million for the same period in 1996. This increase reflects aggregate subscriber growth of 142,945 achieved through a series of aggressive decentralized directed marketing campaigns. Average monthly subscriber service revenues increased 5.4% to $52.11 for the nine months ended September 30, 1997 primarily due to the expansion of premium and pay-per-view revenues. Average installation revenue decreased to $127.81 for the nine months ended September 30, 1997, compared to $160.95 for the same period in 1996 as the result of more aggressive pricing associated with promotional programs.

Operating expenses

  Operating expenses increased to $157.1 million for the nine months ended September 30, 1997, compared to $111.0 million for the same period in 1996. This increase reflects the increase in the Company's subscriber base, particularly with respect to higher aggregate programming costs. PrimeStar provides programming services to the Company and other authorized distributors in exchange for a fee based upon the number of subscribers receiving such programming services. PrimeStar also provides satellite capacity and uplink, national marketing and administrative support services for a separate fee charged to each distributor, including the Company, based on each distributor's total number of subscribers. The aggregate charges from PrimeStar for such services increased to $137.7 million for the nine months ended September 30, 1997, compared to $96.7 million for the same period in 1996.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $69.8 million for the nine months ended September 30, 1997, compared to $60.7 million for the same period in 1996. This increase was primarily due to higher marketing and administrative costs incurred in support of the ongoing subscriber growth.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


EBITDA

  EBITDA (see Use of EBITDA above) increased to $49.2 million for the nine months ended September 30, 1997, compared to $27.5 million for the same period in 1996. EBITDA (see Use of EBITDA above) for 1997 benefited from increased revenues generated by significant subscriber growth, which were partially offset by increased operating, selling, general and administrative expenses reflecting the increased subscriber levels.

Depreciation Expense

  Depreciation expense increased to $48.7 million for the nine months ended September 30, 1997, compared to $30.6 million for the same period in 1996. This increase is attributable to increases in the Company's depreciable assets due primarily to purchases of subscriber access equipment and related installation costs associated with subscriber growth.

Equity in Losses of PrimeStar

  The Company's interest in PrimeStar's losses increased to $11.4 million for the nine months ended September 30, 1997, compared to $3.1 million for the same period in 1996. This increase is primarily attributable to significantly higher transponder lease, advertising and interest expenses incurred by PrimeStar during the nine months ended September 30, 1997.

Interest and other, net

  Interest and other, net increased to $21.7 million for the nine months ended September 30, 1997, compared to $16.3 million for the same period in 1996. This increase principally relates to increased interest expense charged in connection with higher average amounts due to TWE and TWEAN as highlighted in the following discussion of liquidity and capital resources.

Income Taxes

  For the nine months ended September 30, 1997 and 1996, net income tax benefits of approximately $13.1 million and $9.0 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.

LIQUIDITY AND CAPITAL RESOURCES

  At September 30, 1997, the Company had $513.1 million of amounts due to TWE and TWEAN and a $93.2 million group deficit, compared to $430.6 million of amounts due to TWE and TWEAN and a $60.6 million group deficit at December 31, 1996. The increase in amounts due to TWE and TWEAN principally resulted from additional advances by TWE and TWEAN to fund the Company's cash flow deficit as described more fully below. The increase in group deficit resulted from the Company's net loss incurred for the nine months ended September 30, 1997.

  The development of the Company's subscriber base since 1993 has resulted in significant capital expenditures during subsequent periods. These capital requirements have contributed to substantial negative cash flows since inception. Funding of this cash flow deficit has been primarily provided through interest bearing advances from TWE and TWEAN and cash from operations. The Company expects such funding to continue until the Restructuring Agreement (see Note 2 of Combined Financial Statements) is consummated, after which, all of the Company's cash needs will be funded by Newco. However, there can be no assurance that the Restructuring Agreement will be consummated. In the event that the Restructuring Agreement is not consummated, management believes that the Company's operating cash flow and additional TWE and TWEAN funding are sufficient to fund its capital and liquidity needs for the foreseeable future.

                     TIME WARNER SATELLITE SERVICES GROUP

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


  PrimeStar has a credit facility ("Credit Facility") maturing on December 31, 1997. Borrowings under this Credit Facility, which totaled $555.0 million at September 30, 1997, are primarily used to fund the construction of high powered satellites and are collateralized by letters of credit provided by the Company and the other PrimeStar partners. The Company's obligation under these letters of credit totaled $219.4 million, representing 37.5% of the total amounts available under the Credit Facility at September 30, 1997.

  In 1995, PrimeStar entered into a satellite transponder service agreement with General Electric Co., which is collateralized by letters of credit issued by various PrimeStar partners, including the Company. At December 31, 1996, the Company had entered into letters of credit amounting to $37.5 million to cover the Company's maximum obligation under this agreement. On February 19, 1997, PrimeStar amended this agreement resulting in an increase in the Company's credit obligation to $75.0 million. The Company has secured additional letters of credit to cover this entire obligation.

  For the nine months ended September 30, 1997 and 1996, the Company's operating activities provided cash of $26.7 million and $18.2 million, respectively. Cash provided by the Company's operating activities increased in 1997 principally due to EBITDA (see Use of EBITDA above) growth, partially offset by an increase in working capital requirements and other balance sheet accounts. EBITDA (see Use of EBITDA above) amounted to $49.2 million and $27.5 million for the nine months ended September 30, 1997 and 1996.

  Cash used by investing activities totaled $109.2 million and $147.0 million for the nine months ended September 30, 1997 and 1996, respectively. The decrease in cash used by investing activities for the nine months ended September 30, 1997 was primarily due to lower capital spending resulting from lower aggregate subscriber growth in 1997. Capital expenditures amounted to $100.3 million and $130.4 million for the nine months ended September 30, 1997 and 1996, respectively. Customer access equipment is purchased by the Company and leased to customers for a monthly fee. The Company expects that the majority of future capital expenditures will be used to fund the acquisition and installation of satellite reception equipment. The actual amount of capitalrequired in the future will be primarily a function of (i) subscriber growth and related churn rates, (ii) the actual cost to purchase and install satellite reception equipment and (iii) changes in technology.

  At September 30, 1997, the Company's future minimum commitments to purchase satellite reception equipment totaled approximately $10.5 million.

  Prior to the consummation of the Restructuring Agreement and under the existing PrimeStar partnership agreement, the Company has agreed to fund its share of any capital contributions and/or loans to PrimeStar that might be agreed upon from time to time by PrimeStar's Board of Directors.

                      TIME WARNER SATELLITE SERVICES GROUP

                             COMBINED BALANCE SHEET
                                  (THOUSANDS)
                                  (UNAUDITED)

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
ASSETS
CURRENT ASSETS
Receivables, less allowances of $1,706 and $1,278...   $ 15,295      $ 18,398
Receivables from related parties....................      2,314         2,347
Prepaid expenses....................................        106           104
                                                       --------      --------
  Total current assets..............................     17,715        20,849
Investment in PRIMESTAR Partners, L.P. .............     28,494        31,021
Property, plant & equipment, net....................    447,898       396,110
Other assets........................................         93            73
                                                       --------      --------
  Total assets......................................   $494,200      $448,053
                                                       ========      ========
LIABILITIES AND GROUP DEFICIT
CURRENT LIABILITIES
Accounts payable....................................   $ 14,465      $ 33,537
Accrued charges from PRIMESTAR Partners, L.P........     38,085        28,060
Other current liabilities...........................     21,763        16,448
                                                       --------      --------
  Total current liabilities.........................     74,313        78,045
Due to TWE and TWEAN................................    513,104       430,607
Group deficit.......................................    (93,217)      (60,599)
                                                       --------      --------
  Total liabilities and group deficit...............   $494,200      $448,053
                                                       ========      ========

                            See accompanying notes.

                      TIME WARNER SATELLITE SERVICES GROUP

                        COMBINED STATEMENT OF OPERATIONS
                                  (THOUSANDS)
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           ------------------
                                                             1997      1996
                                                           --------  --------
Revenues.................................................. $276,158  $199,175
                                                           --------  --------
Costs and expenses:
  Operating (a)...........................................  157,054   110,950
  Selling, general and administrative (b).................   69,840    60,728
  Depreciation............................................   48,724    30,567
                                                           --------  --------
    Total costs and expenses..............................  275,618   202,245
                                                           --------  --------
Operating income (loss)...................................      540    (3,070)
Equity in losses of PRIMESTAR Partners, L.P...............  (11,424)   (3,074)
Interest and other, net (c)...............................  (21,734)  (16,291)
                                                           --------  --------
    Net loss.............................................. $(32,618) $(22,435)
                                                           ========  ========
(a)Includes expenses resulting from transactions with af-
 filiates (Note 5)........................................ $137,738  $ 96,747
                                                           ========  ========
(b)Includes expenses resulting from transactions with af-
 filiates (Note 5)........................................ $  6,905  $  4,979
                                                           ========  ========
(c)Includes expenses resulting from transactions with af-
 filiates (Note 4)........................................ $ 20,637  $ 15,503
                                                           ========  ========

                            See accompanying notes.

                      TIME WARNER SATELLITE SERVICES GROUP

                      COMBINED STATEMENT OF GROUP DEFICIT
                                  (THOUSANDS)
                                  (UNAUDITED)

                                                                   GROUP DEFICIT
                                                                   -------------
BALANCE AT DECEMBER 31, 1996......................................   $(60,599)
Net loss..........................................................    (32,618)
                                                                     --------
BALANCE AT SEPTEMBER 30, 1997.....................................   $(93,217)
                                                                     ========

                            See accompanying notes.

                      TIME WARNER SATELLITE SERVICES GROUP

                        COMBINED STATEMENT OF CASH FLOWS
                                  (THOUSANDS)
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
OPERATIONS
Net loss................................................. $ (32,618) $ (22,435)
Adjustments for noncash and nonoperating items:
Depreciation.............................................    48,724     30,567
Equity in losses of PRIMESTAR Partners, L.P..............    11,424      3,074
Changes in operating assets and liabilities:
  Accounts receivable....................................     3,136    (16,274)
  Accounts payable and accrued expenses..................    (9,047)    12,066
  Other balance sheet changes............................     5,129     11,160
                                                          ---------  ---------
Cash provided by operations..............................    26,748     18,158
                                                          ---------  ---------
INVESTING ACTIVITIES
Capital expenditures.....................................  (100,348)  (130,379)
Investments in and advances to PRIMESTAR Partners, L.P...    (8,897)   (16,583)
                                                          ---------  ---------
Cash used by investing activities........................  (109,245)  (146,962)
                                                          ---------  ---------
FINANCING ACTIVITIES
Advances from TWE and TWEAN..............................   368,418    316,564
Repayments of advances from TWE and TWEAN................  (285,921)  (187,760)
                                                          ---------  ---------
Cash provided by financing activities....................    82,497    128,804
                                                          ---------  ---------
INCREASE IN CASH AND EQUIVALENTS.........................       --         --
CASH AND EQUIVALENTS AT BEGINNING OF YEAR................       --         --
                                                          ---------  ---------
CASH AND EQUIVALENTS AT END OF YEAR...................... $     --   $     --
                                                          =========  =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid............................................ $  20,637  $  15,503
                                                          =========  =========

                            See accompanying notes.

                     TIME WARNER SATELLITE SERVICES GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

  The accompanying combined financial statements of Time Warner Satellite Services Group (the "Company") reflect the combined historical financial information of the direct broadcast satellite operations conducted by Time Warner Entertainment Company, L.P. ("TWE") and the TWE-Advance/Newhouse Partnership ("TWEAN"), including TWEAN's 31.29% partnership interest in PRIMESTAR Partners, L.P. ("PrimeStar" and collectively, the "PrimeStar Assets"). The PrimeStar Assets are expected to be transferred to a new, unaffiliated company that will also hold assets of TCI Satellite Entertainment, Inc. ("TSAT"), pursuant to a separate agreement entered into in January of 1998 (Note 2). The Company distributes programming services under the PrimeStar brand name to subscribers within specified areas of the continental United States.

  The Company's statement of operations includes allocations of certain costs and expenses of TWE and TWEAN (Notes 4 and 5). Although such allocations are not necessarily indicative of the costs that would have been incurred if the Company operated as an unaffiliated entity, management believes that the allocation methods used are reasonable.

BASIS OF PRESENTATION

  The accompanying financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles applicable to interim periods. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 1996.

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings per Share" ("FAS 128"), effective for periods ending after December 15, 1997. The new rules establish simplified standards for computing and presenting earnings per share. The Company does not expect that the adoption of FAS 128 will have a material effect on its financial statements.

  In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"), effective for fiscal years beginning after December 15, 1997. The new rules establish standards for the reporting of comprehensive income and its components in financial statements. Comprehensive income consists of net income and other gains and losses affecting group deficit that, under generally accepted principles, are excluded from net income, such as unrealized gains and losses on marketable equity investments and foreign currency translation gains and losses. The Company does not expect that the adoption of FAS 130 will have a material effect on its financial statement.

  In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), effective for fiscal years beginning after December 15, 1997. The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. The Company does not expect that the adoption of FAS 131 will have a material effect on its financial statements.

                     TIME WARNER SATELLITE SERVICES GROUP

CASH AND CASH EQUIVALENTS


  All of the Company's operating, investing and financing activities are funded by TWE and TWEAN. Such funding is recorded as interest bearing advances and are included in due to TWE and TWEAN (Note 4).

INCOME TAXES

  No income tax benefits have been provided in the accompanying combined statement of operations because such benefits have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a historical basis, the operating results of the Company have primarily been included in the consolidated U.S. Federal, state and local income tax returns of Time Warner or subsidiaries of Time Warner. Time Warner has not, and will not, compensate the Company for the utilization of the Company's losses.

2. PROPOSED TRANSACTIONS

  TWE and the Advance/Newhouse Partnership ("Advance/Newhouse") entered into agreements in June 1997 and January of 1998 (the "Restructuring Agreement") to transfer the direct broadcast satellite operations conducted by TWE and TWEAN (the "DBS Operations") and the 31.29% partnership interest in the PrimeStar Assets held by TWEAN to a new company ("Newco") that will also hold assets of TSAT. Newco will also own the DBS operations and PrimeStar partnership interests currently owned by TSAT and other existing partners of PrimeStar. In exchange for contributing its interests in the PrimeStar Assets, TWE and Advance/Newhouse will collectively receive an approximate 30% equity interest and approximately $242 million in cash (or debt assumption), subject to adjustment pursuant to the Restructuring Agreement.

  In a related transaction, PrimeStar also entered into an agreement in June 1997 with The News Corporation Limited, MCI Telecommunications Corporation and American Sky Broadcasting LLC ("ASkyB"), pursuant to which PrimeStar (or, under certain circumstances, Newco) will acquire certain assets relating to the high-power, direct broadcast satellite business of ASkyB. In exchange for such assets, ASkyB will receive non-voting securities of Newco that will be convertible into non-voting common stock of Newco and, accordingly, reduce TWE and Advance/Newhouse's collective equity interest in Newco to approximately 20% on a fully diluted basis.

  The PrimeStar transactions are not conditioned on each other and may close independently. They are expected to close in 1998, subject to customary closing conditions, including all necessary governmental and regulatory approvals, including the approval of the Federal Communications Commission. There can be no assurance that such approvals will be obtained.

3. INVESTMENT IN PRIMESTAR

  The Company uses the equity method to account for its investment in PrimeStar. Under the equity method, only the investment in and amounts due from PrimeStar are included in the balance sheet, only the Company's share of PrimeStar's earnings is included in the operating results and only the dividends, cash distributions, loans or other cash received from PrimeStar, less any additional cash investments, loan repayments or other cash paid to PrimeStar are included in the cash flows.

                     TIME WARNER SATELLITE SERVICES GROUP

  Summarized financial information as reported by PrimeStar is set forth below (in thousands):

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                    ---------------------------
                                                         1997          1996
                                                    -------------- ------------
     Revenue.......................................    $450,974      $294,634
     Operating loss................................      28,435         7,064
     Net loss......................................      40,111         6,208
                                                    SEPTEMBER, 30, DECEMBER 31,
                                                         1997          1996
                                                    -------------- ------------
     Current assets................................    $160,014      $137,048
     Total assets..................................     720,252       688,273
     Current liabilities (including $555.0 million
      and $521.0 million short-term debt due under
      PrimeStar credit facility)...................     628,767       584,907
     Other liabilities.............................       4,023         4,227
     Partners' capital.............................      87,462        99,139

  The PrimeStar credit facility matures on December 31, 1997 and borrowings thereunder are collateralized by letters of credit issued by various PrimeStar partners.

4. DUE TO TWE AND TWEAN

  All of the Company's operating, investing and financing activities are funded by advances from TWE and TWEAN. These advances bear interest at LIBOR plus a margin equal to 50 basis points, subject to adjustment, based upon the interest rates paid by TWE and TWEAN on borrowings under their bank credit agreement. Interest expense incurred by the Company relating to these advances amounted to $20.6 million and $15.5 million for the nine months ended September 30, 1997 and 1996.

5. RELATED PARTIES

  The Company purchases all programming services through PrimeStar. These programming services include certain services owned by TWE (primarily Home Box Office and Cinemax) and Time Warner Inc. ("Time Warner", a general and limited partner of TWE). Purchases of TWE and Time Warner programming services, which are made in the normal course of business and, in management's opinion, at rates which approximate those the Company could obtain from third parties, amounted to $93.6 million and $66.3 million for the nine months ended September 30, 1997 and 1996, respectively.

  PrimeStar also arranges for satellite capacity and uplink services, and provides national marketing and administrative support services, in exchange for a separate fee from each distributor, including the Company, based on the distributor's total number of subscribers. The costs associated with such services have been charged to the Company based upon a standard fee for each of the various activities performed by PrimeStar. These costs totaled $44.1 million and $30.4 million for the nine months ended September 30, 1997 and 1996, respectively.

  The Company has an arrangement with TWE under which TWE manages the Company's operations. The accompanying financial statements reflect an allocation of certain corporate and regional expenses of TWE and TWEAN based on the proportion of the Company's subscribers to the total number of subscribers managed by TWE and TWEAN. Such allocated costs totaled $6.9 million and $5.0 million for the nine months ended September 30, 1997 and 1996, respectively.

                     TIME WARNER SATELLITE SERVICES GROUP

  In connection with the TWEAN partnership agreement, TWEAN has funded certain Advance/Newhouse obligations which were incurred prior to the formation of TWEAN. These funded obligations are non-interest bearing, and amounted to $2.3 million at September 30, 1997 and December 31, 1996, respectively, and are shown as receivables from related parties. The Company expects these receivables to be settled in 1997.

6. COMMITMENTS AND CONTINGENCIES

  In connection with its guarantee of the PrimeStar credit facility, the Company has agreed to issue letters of credit to support its proportional 37.5% share of outstanding borrowings plus accrued interest and expenses under the facility. PrimeStar's maximum borrowing availability under the facility is $585 million. At September 30, 1997, the Company had issued letters of credit in the amount of $219.4 million.

  In 1995, PrimeStar entered into a satellite transponder service agreement with General Electric Co., which is collateralized by letters of credit issued by various PrimeStar partners, including the Company. At September 30, 1997, the Company had entered into letters of credit amounting to $75.0 million to cover the Company's maximum obligation under this agreement.

  At September 30, 1997, the Company's future minimum commitments to purchase satellite reception equipment totaled approximately $10.5 million.

  Pending legal proceedings are substantially limited to litigation incidental to the businesses of the Company. In the opinion of counsel and management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements of the Company.

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                            SELECTED FINANCIAL DATA

  The following table presents summary financial data relating to the Cox Communications, Inc.'s ("Cox") Direct Broadcast Satellite Business ("Cox DBS") historical financial position and results of operations as of and for each of the years in the five-year period ended December 31, 1996. The Statement of Operations Data for each of the years in the three-year period ended December 31, 1996, and the Balance Sheet Data as of December 31, 1996 and 1995, have been derived from the Financial Statements of Cox DBS for the corresponding periods. The historical data for the other periods presented has been derived from unaudited financial statements of Cox DBS, which in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial position at such dates and results of operations for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. The following information should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and is qualified in its entirety to the historical financial statements, including the notes thereto, of Cox DBS.

                                                                               NINE MONTHS
                                   YEAR ENDED DECEMBER 31                  ENDED SEPTEMBER 30
                         -----------------------------------------------  ---------------------
                          1992      1993      1994      1995      1996        1996       1997
                         -------  --------  --------  --------  --------  ------------ --------
                                                                               (UNAUDITED)
                                              (THOUSANDS OF DOLLARS)
SUMMARY STATEMENT OF
 OPERATIONS DATA
Revenue................. $ 4,041  $  5,700  $  8,985  $ 27,549  $ 68,291    $ 48,562   $ 78,773
Operating, selling,
 general, and
 administrative
 expenses...............   6,343     7,165     9,193    26,761    66,146      45,202     70,732
Depreciation............     528     1,051     4,977     6,323    21,704      14,654     31,041
                         -------  --------  --------  --------  --------    --------   --------
  Operating loss........  (2,830)   (2,516)   (5,185)   (5,535)  (19,559)    (11,294)   (23,000)
Interest expense........    (762)   (1,490)   (2,844)   (3,630)   (6,898)     (5,131)    (8,034)
Share of losses of
 PrimeStar Partners,
 L.P. ..................  (2,333)   (2,898)   (5,736)   (4,087)   (1,397)     (1,420)    (4,259)
Other, net..............    (205)     (238)       81       (66)     (151)       (103)      (388)
Income tax benefit......   2,084     2,455     4,792     4,657     9,791       6,277     12,621
                         -------  --------  --------  --------  --------    --------   --------
  Net loss.............. $(4,046) $ (4,687) $ (8,892) $ (8,661) $(18,214)   $(11,671)  $(23,060)
                         =======  ========  ========  ========  ========    ========   ========
                                         DECEMBER 31
                         -----------------------------------------------  SEPTEMBER 30
                          1992      1993      1994      1995      1996        1997
                         -------  --------  --------  --------  --------  ------------
                                                                          (UNAUDITED)
SUMMARY BALANCE SHEET
 DATA
Property and equipment,
 net.................... $ 4,428  $  5,045  $ 15,559  $ 50,004  $ 98,828    $114,823
Investment in PrimeStar
 Partners, L.P. ........ $   231  $    921  $  3,351  $  6,362  $ 11,536    $ 10,214
Total assets............ $ 5,418  $ 15,555  $ 20,201  $ 64,758  $128,119    $142,687
Deficiency in net
 assets................. $(8,745) $(13,432) $(22,324) $(30,985) $(49,199)   $(72,259)

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

GENERAL

  The following discussion and analysis provides information concerning the financial condition and results of operations of Cox DBS, and should be read in conjunction with the accompanying financial statements of Cox DBS. Cox DBS owns a 10.43% interest in PrimeStar Partners, L.P. ("PrimeStar Partners") and distributes the PrimeStar direct broadcast satellite ("DBS") service under the name "PrimeStar by Cox."

PROPOSED TRANSACTIONS

  In June 1997, Cox entered into a binding letter agreement with PrimeStar Partners, affiliates of each of the other partners of PrimeStar Partners and a stockholder of TCI Satellite Entertainment, Inc. (TSAT) to effect the consolidation of these entities into a newly-formed company (the "Restructuring Transaction"). The new corporation ("New PrimeStar") will acquire Cox's interest in PrimeStar Partners and Cox DBS in exchange for cash and shares of Series A and Series C Common Stock of New PrimeStar. It is expected that upon consummation of the Restructuring Transaction that shares of Series A Common Stock and Series B Common Stock (Series B issued to TSAT in the Restructuring Transaction) will be publicly traded on the NASDAQ Stock Market. Cox DBS as an operating company will cease to exist upon consummation of the Restructuring Transaction.

  Subsequent to the Restructuring Transaction, the board of directors of New PrimeStar will initially consist of eleven members, one of which will be nominated by Cox. Upon completion of the Restructuring Transaction but before the acquisition of certain satellite assets, Cox will hold approximately 9 percent of the common equity ownership of New PrimeStar. The Restructuring Transaction is subject to certain closing conditions including, among other things, receipt of necessary regulatory approvals.

  Also in June 1997, PrimeStar Partners announced that it had entered into a binding asset acquisition agreement (the "ASkyB Agreement") with several affiliated and unaffiliated parties. The ASkyB Agreement provides for the transfer to New PrimeStar of two high power communications satellites currently under construction and DBS related licenses and contracts. In consideration, the parties selling the above noted assets will receive convertible securities of New PrimeStar. Consummation of the transactions contemplated by the ASkyB agreement are contingent on, among other things, receipt of all necessary government and regulatory approvals.

SUMMARY OF OPERATIONS

 Nine Months Ended September 30, 1997 and 1996

  Cox DBS reported a net loss of $23,060,000 for the nine months ended September 30, 1997, a 98% increase over net losses of $11,671,000 for the nine months ended September 30, 1996. Future improvements in Cox DBS's results of operations are largely dependent upon its ability to increase its customer base while maintaining its pricing structure, reducing subscriber churn and effectively managing Cox DBS's costs. No assurance can be given that any such improvements will occur. In addition, Cox DBS incurs significant sales commissions and installation costs when its customers initially subscribe to the service. Accordingly, management expects that operating costs will remain high as a percentage of revenue so long as Cox DBS maintains its rapid growth in customer acquisition.

  For the nine months ended September 30, 1997 and 1996, Cox DBS's annualized subscriber churn rate (which represents the annualized number of subscriber terminations divided by the weighted average number of subscribers during the period) was 40.5% and 27.0%, respectively. The increase in subscriber churn in 1997 is due to increased competition, a lower cost of entry for consumers, and a revised collections policy.

   COX COMMUNICATIONS, INC. DIRECT BROADCAST SATELLITE BUSINESS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                  (CONTINUED)

  As set forth above, Cox DBS has experienced an increase during the nine months ended September 30, 1997 in the rate of subscriber churn, as compared to the same period in 1996. Cox DBS believes that the higher 1997 churn rate is primarily attributable to identifiable circumstances in customer acquisition programs that are not expected to have a continuing effect. In general, these circumstances stemmed from Cox DBS's efforts to maximize its subscriber growth during the fourth quarter of 1996 and first quarter of 1997.

  Cox DBS's subscriber maximization efforts in the fourth quarter of 1996 and the first quarter of 1997 included marketing programs that allowed subscribers to initiate service and receive one or two free months of programming by paying a discounted installation fee with no credit approval. One result of these subscriber maximization efforts was that a significant number of these customers became delinquent and were disconnected in the first half of 1997, thereby increasing churn. Such delinquent accounts contributed to a significant increase in Cox DBS's bad debt expense during 1997. Cox DBS has addressed this issue by implementing more stringent credit and collection policies.

  Cox DBS continues to lease the satellite reception equipment to its subscribers with no purchase options as part of the overall marketing effort by PrimeStar Partners. Other PrimeStar distributors offer to sell subscriber equipment as part of their credit tightening policies.

  Cox DBS experienced significant growth in active authorized satellite receivers ("Authorized Units"), more than one of which may be installed in a subscribing household. In the nine months ended September 30, 1997, the number of Authorized Units, including additional outlets, was 181,717, a 62% increase over Authorized Units of 112,344 for nine months ended September 30, 1996.

  To the extent not otherwise described, increases in Cox DBS's revenue and operating, selling, general and administrative expenses, as detailed below, are primarily related to growth in subscribers. Cox DBS is operating in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect Cox DBS's ability to continue to achieve significant growth in subscribers and revenue.

  Revenues for the nine months ended September 30, 1997 were $78,773,000, a 62% increase over revenues of $48,562,000 for the nine months ended September 30, 1996. Basic customers were 157,193, a 53% increase over customers at September 30, 1996. Exclusive of installation revenue, Cox DBS's average monthly revenue per subscriber was $54 for the nine months ended September 30, 1997, a $3 increase over $51 for the same period in 1996. The increase from 1996 to 1997 in the average monthly revenue per subscriber was primarily a result of increased penetration of Cox DBS's higher level programming services due to the marketing program offered in the fourth quarter of 1996 and a rate increase effective May 1, 1997 that was a result of the PrimeStar Partners "Big Switch" program. The "Big Switch" combined the PrimeStar satellite service transitioning to a new satellite, GE-2, with increased transponders, and the addition of 55 new channels. This rate increase, coupled with the increase in penetration of Cox DBS's higher level services, more than offsets the effects of a 1996 promotional campaign that provided new customers with one or two months of free service in the first quarter of 1997. The average installation revenue from each Authorized Unit installed was $117 for the nine months ended September 30, 1997, down $69 compared to the same period in 1996. The decrease from 1997 to 1996 is attributable to the continuation of a fourth quarter 1996 marketing program, in which the customer received a discounted installation price, and the introduction of the Radio Shack Program that provides additional subscribers for Cox DBS but does not contribute to installation revenue. The continuation of the marketing program was in reaction to the competition from other DBS providers, which continues to lower the cost of entry for consumers.

   COX COMMUNICATIONS, INC. DIRECT BROADCAST SATELLITE BUSINESS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                  (CONTINUED)

  PrimeStar Partners provides programming services to Cox DBS and other authorized distributors in exchange for a fee based upon the number of Authorized Units receiving programming services. PrimeStar Partners also arranges for satellite capacity and uplink services and provides national marketing and administrative support services in exchange for a separate authorization fee from each distributor, including Cox DBS, based on such distributor's total number of Authorized Units. The aggregate charges for such services were $38,763,000 for the nine months ended September 30, 1997, an 85% increase over the same period in 1996. For additional information concerning the operations of PrimeStar Partners, see related discussion below.

  Other operating expenses, which include customer support activities such as repair and service calls, were $7,286,000 for the nine months ended September 30, 1997, an increase of 69% compared to the same period in 1996. A significant portion of the operating costs and expenses were incurred due to the increased growth in Authorized Units.

  Selling, general and administrative expenses were $24,683,000 for the nine months ended September 30, 1997, a 24% increase compared to the same period in 1996. Such percentage increases are attributable to Cox DBS's efforts to maximize subscriber growth and to support the increase in its customer subscriber base.

  Cox DBS has agreements with four master sales agents to perform sales and installations of customers. During the nine months ended September 30, 1997 total payments to such master sales agents aggregated $9,247,214 and were charged, net of capitalized amounts, to both other operating and selling, general and administrative expenses in the period incurred.

  Under the master agent program, each master agent provides services, which include installation, maintenance, equipment retrieval, inventory management and other customer fulfillment services, to be performed in accordance with specified performance standards. The agreements with the master agents have a contract period term that expires in 1998, and are terminable, based on non-performance. Installation charges from master agents include direct and indirect costs of performing installations. Cox DBS capitalizes a portion of such charges as subscriber installation costs.

  Depreciation expense was $31,041,000 for the nine months ended September 30, 1997, a 112% increase compared to the same period in 1996. Such increase is the result of the increase in Cox DBS's depreciable assets due primarily to capital expenditures with respect to Cox DBS's satellite reception equipment and subscriber growth in Authorized Units and accelerated depreciation due to the write off of subscriber installation costs due to disconnects.

  Interest expense was $8,034,000 for the nine months ended September 30, 1997, a 57% increase compared to the same period in 1996. All interest expense was incurred on the outstanding amounts due to Cox. See "Liquidity and Capital Resources."

  Cox DBS's 10.43% share of PrimeStar Partners' net losses increased $2,839,000 to $4,259,000 for the nine months ended September 30, 1997 compared to the same period in 1996. Such increase is primarily attributable to a significant increase in the expenses related to satellite costs, distribution marketing support and advertising, and increased corporate personnel. Historically, PrimeStar Partners' operating deficits have been funded by capital contributions from Cox DBS and the other partners of PrimeStar Partners. To the extent that future subscriber growth does not generate increases in PrimeStar Partners' revenue sufficient to offset its operating costs and expenses, Cox DBS anticipates that any such operating deficit would be funded by PrimeStar Partners' then existing external sources of liquidity (which may include capital contributions from Cox DBS and PrimeStar Partners' other partners), or by increases in the above-described programming and authorization fees charged by PrimeStar Partners to Cox DBS and other authorized distributors.

   COX COMMUNICATIONS, INC. DIRECT BROADCAST SATELLITE BUSINESS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                  (CONTINUED)

  Cox DBS's income tax benefit was $12,621,000 for the nine months ended September 30, 1997, an increase of $6,344,000 over the same period in 1996.

 Years Ended December 31, 1996, 1995 and 1994

  Cox DBS reported net losses of $18,214,000, $8,661,000 and $8,892,000 during the years ended December 31, 1996, 1995 and 1994, respectively. Future improvements in Cox DBS's results of operations are largely dependent upon its ability to increase its customer base while maintaining its pricing structure, reducing subscriber churn and effectively managing Cox DBS's costs. No assurance can be given that any such improvements will occur. In addition, Cox DBS incurs significant sales commissions and installation costs when its customers initially subscribe to the service. Accordingly, management expects that operating costs will remain high as a percentage of revenue so long as Cox DBS maintains its rapid growth in customer acquisition.

  During the years ended December 31, 1996, 1995 and 1994, Cox DBS's annualized subscriber churn rate (which represents the annualized number of subscriber terminations divided by the weighted average number of subscribers during the period) was 30.4%, 20.6% and 24.7%, respectively. The increase in subscriber churn in 1996 is due to increased competition and a lower cost of entry for consumers. The decrease in churn for 1995 is attributed to the change to a digital signal from an analog signal in late 1994 and adding additional programming in 1995 due to digital compression.

  As set forth above, Cox DBS has experienced an increase during 1996 in the rate of subscriber churn, as compared to prior periods. Cox DBS believes that the higher 1996 churn rate is primarily attributable to identifiable circumstances in customer acquisition programs that are not expected to have a continuing effect. In general, these circumstances stemmed from Cox DBS's efforts to maximize its subscriber growth during the fourth quarter of 1995 and during 1996.

  Cox DBS's subscriber maximization efforts in 1996 included marketing programs that allowed subscribers to initiate service and receive one or two free months of programming by paying the normal installation fee with no credit approval. One result of these subscriber maximization efforts was that a significant number of these customers became delinquent and were disconnected, thereby increasing churn. Such delinquent accounts contributed to a significant increase in Cox DBS's bad debt expense during 1996. Cox DBS has addressed this issue by implementing more stringent credit and collection policies.

  Since July 1994, when PrimeStar Partners completed its conversion from an analog to a digital signal, Cox DBS experienced significant growth in active authorized satellite receivers ("Authorized Units"), more than one of which may be installed in a subscribing household. In this regard, the number of Authorized Units, including additional outlets, was 147,946, 60,743 and 18,914 at December 31, 1996, 1995 and 1994, respectively.

  To the extent not otherwise described, increases in Cox DBS's revenue and operating, selling, general and administrative expenses, as detailed below, are primarily related to growth in subscribers. Cox DBS is operating in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect Cox DBS's ability to continue to achieve significant growth in subscribers and revenue.

  Revenue increased $40,742,000 or 148% and $18,564,000 or 207% during 1996 and 1995, respectively, as compared to the corresponding prior year. Exclusive of installation revenue, Cox DBS's average monthly revenue per subscriber was $47, $42 and $35, during 1996, 1995 and 1994, respectively. The 12% increase from 1995 to 1996 in the average monthly revenue per subscriber was primarily a result of the increase in monthly revenue derived from premium and pay-per-view services. The increase from such services more than offset the effects of a 1996 promotional campaign that provided certain new customers with one to two months of free service. The 20% increase from 1994 to 1995 in the average monthly revenue per subscriber is primarily

   COX COMMUNICATIONS, INC. DIRECT BROADCAST SATELLITE BUSINESS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                  (CONTINUED)

attributable to the full year effect of the higher basic service rates, the increased availability of premium and pay-per-view services that followed the July 1994 completion of the conversion to a digital signal and a March 1995 increase in the monthly equipment rental fee. The average installation revenue from each subscriber was $157, $196 and $251 during 1996, 1995 and 1994, respectively. The decrease from 1995 to 1996 is primarily attributable to the Radio Shack Program that provides additional subscribers for Cox DBS but does not contribute to installation revenue. The decrease from 1994 to 1995 is a result of decreasing the installation costs due to competition from other DBS providers.

  PrimeStar Partners provides programming services to Cox DBS and other authorized distributors in exchange for a fee based upon the number of Authorized Units receiving programming services. PrimeStar Partners also arranges for satellite capacity and uplink services and provides national marketing and administrative support services in exchange for a separate authorization fee from each distributor, including Cox DBS, based on such distributor's total number of Authorized Units. The aggregate charges for such services increased $19,248,000 or 168% and $8,568,000 or 294% during 1996 and 1995, respectively, as compared to the corresponding prior year. For additional information concerning the operations of PrimeStar Partners, see related discussion below.

  Other operating expenses, which include customer support activities such as repair and service calls, increased $4,221,000 or 177% and $843,000 or 55% during 1996 and 1995, respectively, as compared to the corresponding prior year. Most of such operating costs and expenses were incurred from the increased infrastructure to support Cox DBS's 19 PrimeStar locations.

  Selling, general and administrative expenses increased $15,916,000 or 123% and $8,157,000, or 172% during 1996 and 1995, respectively, as compared to the corresponding prior year. Such relatively high percentage increases are attributable to Cox DBS's efforts to increase its subscriber base.

  Cox DBS has entered into agreements with four master sales agents to perform sales and installations of customers. During the years ended December 31, 1996 and 1995, total payments to such master sales agents aggregated $10,232,698 and $494,722, respectively and were charged, net of capitalized amounts, to both other operating and selling, general and administrative expenses in the period incurred.

  Under the master agent program, each master agent provides services, which include installation, maintenance, retrieval, inventory management and other customer fulfillment services, to be performed in accordance with specified performance standards. The agreements with the master agents have a contract period term that expires in 1998, and are terminable, based on non-performance. Installation charges from master agents include direct and indirect costs of performing installations. Cox DBS capitalizes a portion of such charges as subscriber installation costs.

  The $15,381,000 or 243% and $1,346,000 or 27% increases in depreciation during 1996 and 1995, respectively, as compared to the corresponding prior year, are the result of the increase in Cox DBS's depreciable assets due primarily to capital expenditures with respect to the Cox DBS's satellite reception equipment and accelerated depreciation due to the write off of subscriber installation costs due to disconnects.

  Interest expense increased $3,268,000 or 90% and $786,000 or 28% during 1996 and 1995, respectively, as compared to the corresponding prior year periods. All interest expense was incurred on the outstanding amounts due to Cox. See "Liquidity and Capital Resources."

  Cox DBS's 10.43% share of PrimeStar Partners' net losses decreased $2,690,000 or 65% and $1,649,000 or 28% during 1996 and 1995, respectively, as compared to the corresponding prior year periods. Such decrease is primarily attributable to a significant increase in the revenue derived by PrimeStar Partners from Cox DBS and

   COX COMMUNICATIONS, INC. DIRECT BROADCAST SATELLITE BUSINESS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                  (CONTINUED)

other distributors of the PrimeStar service. Historically, PrimeStar Partners' operating deficits have been funded by capital contributions from Cox DBS and the other partners of PrimeStar Partners. To the extent that future subscriber growth does not generate increases in PrimeStar Partners' revenue sufficient to offset its operating costs and expenses, Cox DBS anticipates that any such operating deficit would be funded by PrimeStar Partners' then existing external sources of liquidity (which may include capital contributions from Cox DBS and PrimeStar Partners' other partners), or by increases in the above-described programming and authorization fees charged by PrimeStar Partners to Cox DBS and other authorized distributors.

  Cox DBS's income tax benefit was $9,791,000, $4,657,000 and $4,792,000 during 1996, 1995 and 1994, respectively. The effective tax rates associated with such benefits were 34.96%, 34.97% and 35.02%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  Cox DBS's business requires cash for the purchase of satellite reception equipment, subscriber acquisition costs, daily operating needs and capital funding requirements to PrimeStar Partners. Cash requirements are funded by Cox DBS's operating activities and through intercompany advances from Cox. If Cox DBS were operated as a stand alone entity, financial resources needed to satisfy short-term and long-term liquidity requirements would be funded from outside sources at potentially less favorable terms.

  During 1996, 1995, and 1994 and the nine months ended September 30, 1997, Cox DBS generated $8,533,000, $7,816,000, $3,737,000 and $1,214,000 of cash from operations, respectively. Significant changes in Cox DBS's receivables, payables and other operating assets and liabilities are primarily a function of subscriber growth.

  During the years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997, Cox DBS used cash of $70,522,000, $40,768,000,
$15,491,000, and $47,042,000, respectively, to fund the acquisition and installation of satellite reception equipment and certain other capital expenditures. Based upon current business plans, Cox DBS estimates that its capital expenditures for the year ended December 31, 1997 will be approximately $60,000,000. Cox DBS expects that the majority of such estimated capital expenditures will be used to fund the acquisition and installation of satellite reception equipment. The actual amount of capital to be required will be primarily a function of subscriber growth and churn rates.

  Under the PrimeStar Partners limited partnership agreement, Cox DBS has agreed to fund its share of any capital contributions and/or loans to PrimeStar Partners that might be agreed upon from time to time by the partners of PrimeStar Partners. Cumulative funding to the partnership by Cox DBS approximated $32.4 million, $25.8 million and $35.3 million as of December 31, 1996 and 1995 and September 30, 1997, respectively. Additionally, as a general partner of PrimeStar Partners, Cox DBS is liable as a matter of partnership law for all debts of PrimeStar Partners in the event the liabilities of PrimeStar Partners were to exceed its assets. PrimeStar Partners has contingent liabilities related to legal and other matters arising in the ordinary course of business. Management of PrimeStar Partners is unable at this time to assess the impact, if any, of such matters on PrimeStar Partners's results of operations, financial position, or cash flow.

LITIGATION

  The International Bureau of the FCC (the "International Bureau") has granted EchoStar Satellite Corporation, a subsidiary of EchoStar Communications Corporation (together with its consolidated subsidiaries "EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83 degrees W.L., immediately adjacent to that occupied by GE-2, the spacecraft now used

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                             CONDITION (CONTINUED)
to provide the PrimeStar service. Contrary to previous FCC policy, EchoStar was authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83 degrees W.L. and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the PrimeStar signal by subscribers to such services.

  Subsequently, GE Americom and PrimeStar Partners separately requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83 degrees W.L. These requests were opposed by EchoStar and others and are currently pending at the International Bureau. In addition, GE Americom and PrimeStar Partners have attempted to resolve potential coordination problems directly with EchoStar. It is uncertain whether any coordination between PrimeStar Partners and EchoStar will resolve such interference. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. The ultimate outcome of this matter cannot presently be predicted.

  The degree to which Cox DBS is leveraged may adversely affect Cox DBS's ability to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy and could limit its ability to pursue business opportunities that may be in the interests of Cox DBS and Cox. Cox DBS's ability to pursue such opportunities may require Cox DBS to increase its cash from operations or to obtain additional funding from Cox.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cox Communications, Inc. Direct Broadcast Satellite Business
Atlanta, Georgia

  We have audited the accompanying balance sheets of Cox Communications, Inc. Direct Broadcast Satellite Business (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, deficiency in net assets, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PrimeStar Partners L.P. ("PrimeStar"), the Company's investment in which is accounted for by use of the equity method. The Company's equity of $6,362,000 and $11,536,000 in PrimeStar at December 31, 1995 and 1996, respectively, and of $5,736,000, $4,087,000 and $1,397,000 in PrimeStar's net loss for years ended December 31, 1994, 1995 and 1996, respectively, are included in the accompanying financial statements. Those statements were audited by other auditors whose report (which includes an explanatory paragraph regarding PrimeStar Partners, L.P.'s ability to continue as a going concern) has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, such financial statements present fairly, in all material respects, the financial position of Cox Communications, Inc. Direct Broadcast Satellite Business as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Atlanta, Georgia
July 10, 1997

                            COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                                 BALANCE SHEETS

                                                DECEMBER 31,
                                              -----------------  SEPTEMBER 30,
                                               1995      1996        1997
                                              -------  --------  -------------
                                                                  (UNAUDITED)
                                                  (THOUSANDS OF DOLLARS)
ASSETS
Cash......................................... $ 4,713  $  2,271    $  2,025
Accounts receivable..........................   1,359     5,063       8,070
Less allowance for doubtful accounts.........    (810)     (391)     (1,017)
                                              -------  --------    --------
                                                  549     4,672       7,053
                                              -------  --------    --------
Plant and equipment
  Satellite reception equipment..............  45,898    94,679     126,297
  Subscriber installation costs..............  11,837    27,700      33,296
  Support equipment..........................     250       659         954
                                              -------  --------    --------
                                               57,985   123,038     160,547
Less accumulated depreciation................  (7,981)  (24,210)    (45,724)
                                              -------  --------    --------
                                               50,004    98,828     114,823
                                              -------  --------    --------
Investment in PrimeStar Partners, L.P. ......   6,362    11,536      10,214
Other assets.................................   3,130    10,812       8,572
                                              -------  --------    --------
    Total assets............................. $64,758  $128,119    $142,687
                                              =======  ========    ========
LIABILITIES AND EQUITY
Accounts payable............................. $ 5,590  $ 10,905    $  9,290
Accrued charges from PrimeStar Partners,
 L.P. .......................................   3,047     7,105       4,698
Other accrued expenses.......................     720     5,956       3,566
Amounts due to Cox Communications, Inc
 ("CCI").....................................  84,711   150,829     199,348
Deferred income taxes........................   1,675     2,523     (1,956)
                                              -------  --------    --------
    Total liabilities........................  95,743   177,318     214,946
                                              -------  --------    --------
Deficiency in net assets..................... (30,985)  (49,199)    (72,259)
                                              -------  --------    --------
    Total liabilities and equity............. $64,758  $128,119    $142,687
                                              =======  ========    ========

                       See notes to financial statements.

                            COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                            STATEMENTS OF OPERATIONS

                                                              NINE MONTHS
                             YEAR ENDED DECEMBER 31,      ENDED SEPTEMBER 30,
                            ----------------------------  --------------------
                              1994      1995      1996      1996       1997
                            --------  --------  --------  ---------  ---------
                                                              (UNAUDITED)
                                        (THOUSANDS OF DOLLARS)
REVENUES
  Programming and equipment
   rental.................. $  6,240  $ 18,547  $ 53,434  $  36,939  $  70,532
  Installation.............    2,745     9,002    14,857     11,623      8,241
                            --------  --------  --------  ---------  ---------
                               8,985    27,549    68,291     48,562     78,773
COSTS AND EXPENSES
  Programming and other
   charges from PrimeStar
   Partners, L.P. .........    2,915    11,483    30,731     20,993     38,763
  Other operating..........    1,546     2,389     6,610      4,306      7,286
  Selling, general and
   administrative..........    4,732    12,889    28,805     19,903     24,683
  Depreciation.............    4,977     6,323    21,704     14,654     31,041
                            --------  --------  --------  ---------  ---------
OPERATING LOSS.............   (5,185)   (5,535)  (19,559)   (11,294)   (23,000)
OTHER INCOME (EXPENSE)
  Interest expense.........   (2,844)   (3,630)   (6,898)    (5,131)    (8,034)
  Share of losses of
   PrimeStar Partners,
   L.P. ...................   (5,736)   (4,087)   (1,397)    (1,420)    (4,259)
  Other, net...............       81       (66)     (151)      (103)      (388)
                            --------  --------  --------  ---------  ---------
LOSS BEFORE INCOME TAXES...  (13,684)  (13,318)  (28,005)   (17,948)   (35,681)
Income tax benefit.........    4,792     4,657     9,791      6,277     12,621
                            --------  --------  --------  ---------  ---------
NET LOSS................... $ (8,892) $ (8,661) $(18,214) $ (11,671) $ (23,060)
                            ========  ========  ========  =========  =========

                       See notes to financial statements.

                            COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                     STATEMENTS OF DEFICIENCY IN NET ASSETS

                                                              DEFICIENCY IN
                                                                NET ASSETS
                                                          ----------------------
                                                          (THOUSANDS OF DOLLARS)
BALANCE AT DECEMBER 31, 1993.............................        $(13,432)
  Net loss...............................................          (8,892)
                                                                 --------
BALANCE AT DECEMBER 31, 1994.............................         (22,324)
  Net loss...............................................          (8,661)
                                                                 --------
BALANCE AT DECEMBER 31, 1995.............................         (30,985)
  Net loss...............................................         (18,214)
                                                                 --------
BALANCE AT DECEMBER 31, 1996.............................         (49,199)
  Net loss (unaudited)...................................         (23,060)
                                                                 --------
BALANCE AT SEPTEMBER 30, 1997 (UNAUDITED)................        $(72,259)
                                                                 ========

                       See notes to financial statements.

                            COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                            STATEMENTS OF CASH FLOWS

                                                             NINE MONTHS
                            YEAR ENDED DECEMBER 31,      ENDED SEPTEMBER 30,
                           ----------------------------  --------------------
                             1994      1995      1996      1996       1997
                           --------  --------  --------  ---------  ---------
                                                             (UNAUDITED)
                                       (THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING
 ACTIVITIES
  Net loss................ $ (8,892) $ (8,661) $(18,214) $ (11,671) $ (23,060)
  Adjustments to reconcile
   net loss to net cash
   provided by operating
   activities:
    Depreciation..........    4,977     6,323    21,704     14,654     31,041
    Share of losses of
     PrimeStar Partners,
     L.P. ................    5,736     4,087     1,397      1,420      4,259
    Deferred income
     taxes................      750     1,148       978       (916)    (4,479)
  Increase in accounts
   receivable.............     (123)      (39)   (4,123)    (2,428)    (2,381)
  Increase (Decrease) in
   accounts payable and
   accrued expenses.......    1,795     5,742     7,193      1,467     (6,406)
  Other, net..............     (506)     (784)     (402)    (6,527)     2,240
                           --------  --------  --------  ---------  ---------
      Net cash provided
       (used) by operating
       activities.........    3,737     7,816     8,533     (4,001)     1,214
                           --------  --------  --------  ---------  ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES
  Capital expenditures....  (15,491)  (40,768)  (70,522)   (49,221)   (47,042)
  Investments in
   affiliated companies...   (8,166)   (7,098)   (6,571)    (5,528)    (2,937)
  Repayment of advances to
   PrimeStar Partners.....    8,896       --        --         --         --
                           --------  --------  --------  ---------  ---------
      Net cash used in
       investing
       activities.........  (14,761)  (47,866)  (77,093)   (54,749)   (49,979)
                           --------  --------  --------  ---------  ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES
  Increase in amounts due
   to CCI.................   10,978    44,733    66,118     55,040     48,519
                           --------  --------  --------  ---------  ---------
      Net cash provided by
       financing
       activities.........   10,978    44,733    66,118     55,040     48,519
                           --------  --------  --------  ---------  ---------
  Net increase (decrease)
   in cash................      (46)    4,683    (2,442)    (3,710)      (246)
  Cash at beginning of
   period.................       76        30     4,713      4,713      2,271
                           --------  --------  --------  ---------  ---------
  Cash at end of period... $     30  $  4,713  $  2,271  $   1,003  $   2,025
                           ========  ========  ========  =========  =========

                       See notes to financial statements.

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                         NOTES TO FINANCIAL STATEMENTS

1.ORGANIZATION AND BASIS OF PRESENTATION

  Cox Communications, Inc.'s ("Cox") direct broadcast satellite business ("Cox DBS") is involved in the business of delivering television programming via direct broadcast satellite ("DBS"). Cox DBS also owns a
  10.43 percent interest in PrimeStar Partners, L.P. ("PrimeStar Partners"), the nation's second largest DBS operation. In addition to being an investor in PrimeStar Partners, Cox DBS distributes the service under the name "PrimeStar by Cox." Cox, an indirect 75.3% owned subsidiary of Cox Enterprises, Inc. ("CEI"), is among the nation's five largest multiple system operators, serving some 3.3 million customers. Cox is a fully integrated, diversified broadband communications company with interests in domestic and United Kingdom cable distribution systems, programming networks and telecommunications technology. The historical financial statements do not necessarily reflect the results of operations or financial position that would have existed had Cox DBS been an independent company.

2.PROPOSED TRANSACTIONS

  In June 1997, Cox entered into a binding letter agreement with PrimeStar Partners, affiliates of each of the other partners of PrimeStar Partners and a stockholder of TCI Satellite Entertainment, Inc. (TSAT) to effect the consolidation of these entities into a newly-formed company (the "Restructuring Transaction"). The new corporation ("New PrimeStar") will acquire Cox's interest in PrimeStar Partners and Cox DBS in exchange for cash and shares of Series A and Series C Common Stock of New PrimeStar. It is expected that upon consummation of the Restructuring Transaction that shares of Series A Common Stock and Series B Common Stock (Series B issued to TSAT in the Restructuring Transaction) will be publicly traded on the NASDAQ Stock Market. Cox DBS as an operating company will cease to exist upon consummation of the Restructuring Transaction.

  Subsequent to the Restructuring Transaction, the board of directors of New PrimeStar will initially consist of eleven members, one of which will be nominated by Cox. Upon completion of the Restructuring Transaction but before the acquisition of certain satellite assets, Cox will hold approximately 9 percent of the common equity ownership of New PrimeStar. The Restructuring Transaction is subject to certain closing conditions including, among other things, receipt of necessary regulatory approvals.

  Also in June 1997, PrimeStar Partners announced that it had entered into a binding asset acquisition agreement (the "ASkyB Agreement") with several affiliated and unaffiliated parties. The ASkyB Agreement provides for the transfer to New PrimeStar of two high power communications satellites currently under construction and DBS related licenses and contracts. In consideration, the parties selling the above noted assets will receive convertible securities of New PrimeStar. Consummation of the transactions contemplated by the ASkyB agreement are contingent on, among other things, receipt of all necessary government and regulatory approvals.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

  Cox DBS bills its customers in advance; however, revenue is recognized as television programming services are provided. Receivables are generally collected within 30 days. Credit risk is managed by disconnecting services to customers who are delinquent generally greater than 75 days. Other revenues are recognized as services are provided. Revenues obtained from the connection of customers to the PrimeStar Partners DBS service are less than related direct selling costs; therefore, such revenues are recognized as earned.

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  Cash Management

  Cox DBS participates in CEI's cash management system, whereby the bank sends daily notification of checks presented for payment. CEI transfers funds from other sources to cover the checks presented for payment.

  Plant and Equipment

  Depreciation is computed using principally the straight-line method at rates based upon estimated useful lives of three to five years for satellite reception equipment and subscriber installation costs and three to 10 years for other plant and equipment.

  The costs of initial customer installations are capitalized as subscriber installation costs at standard rates for Cox DBS's labor, materials and outside labor. Expenditures for maintenance and repairs are charged to operating expense as incurred. At the time of retirements, sales, disconnects or other disposals of property, the original cost and related accumulated depreciation are written off.

  Investment in PrimeStar Partners, L.P.

  Cox DBS uses the equity method to account for its investment in PrimeStar Partners. The investment is recorded at cost and adjusted to recognize Cox DBS's proportionate share of PrimeStar Partners' undistributed income or losses.

  Impairment of Long-Lived Assets

  Effective January 1996, Cox DBS adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain intangibles be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, with any impairment losses being reported in the period in which the recognition criteria are first applied based on the fair value of the asset. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell. There was no impact on the financial statements upon adoption of SFAS No. 121.

  Income Taxes

  The accounts of Cox DBS historically have been included in the consolidated federal income tax return and certain state income tax returns of CEI. Current federal and state income tax expenses and benefits have been allocated on a separate return basis to Cox DBS based on the current year tax effects of the inclusion of its income, expenses and credits in the consolidated income tax returns of CEI or based on separate state income tax returns.

  Deferred income tax assets and liabilities arise from differences in recording certain income and expenses for financial reporting and income tax purposes and are principally related to depreciation and Cox DBS's share of losses of PrimeStar Partners.

  Retirement Plans

  Cox DBS generally provides defined pension benefits to all employees based on years of service and compensation during those years through the Cox Communications, Inc. Pension Plan (the "Cox Plan").

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Additionally, Cox DBS provides certain health care, life insurance and retirement savings benefits to substantially all retirees and employees through certain CEI plans. Expense related to the Cox Plan and the CEI plans are allocated to Cox DBS through the intercompany account. The amount of the allocations is generally based on actuarial determinations of the effects of Cox DBS employees' participation in the Cox Plan and CEI plans.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.INVESTMENT IN PRIMESTAR PARTNERS, L.P.

  Below is unaudited financial information of PrimeStar Partners:

                               YEAR ENDED DECEMBER 31,          NINE MONTHS
                              ----------------------------  ENDED SEPTEMBER 30,
                                1994      1995      1996           1997
                              --------  --------  --------  -------------------
                                                                (UNAUDITED)
                                  (THOUSANDS OF DOLLARS)
   Revenues.................. $ 27,841  $180,595  $412,999       $450,973
   Operating loss............  (53,034)  (38,395)  (16,823)       (32,186)
   Net loss..................  (55,716)  (42,037)  (15,702)       (43,862)
                                DECEMBER 31,
                              ------------------
                                1995      1996
                              --------  --------
                                (THOUSANDS OF
                                  DOLLARS)
   Current assets............ $ 72,638  $137,048
   Noncurrent assets.........  443,324   551,225
   Current liabilities.......   37,911   584,907
   Noncurrent liabilities....  426,210     4,227
   Equity....................   51,841    99,139

  PrimeStar Partners provides programming services to Cox DBS and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. Cox DBS also pays PrimeStar Partners for arranging for satellite capacity and uplink services and providing national marketing and administrative support services. During the years ended December 31, 1996, 1995 and 1994, the charges from PrimeStar Partners for programming services and other items were approximately $30,731,000, $11,483,000 and $2,915,000, respectively.
  Amounts payable to PrimeStar Partners at December 31, 1996 and 1995, were approximately $7,105,000 and $3,047,000, respectively.

  Under the PrimeStar Partners limited partnership agreement, Cox DBS has agreed to fund its share of any capital contributions and/or loans to PrimeStar Partners that might be agreed upon from time to time by the partners of PrimeStar Partners. Cox DBS funded approximately $32.4 million and $25.8 million to the partnership as of December 31, 1996 and 1995, respectively. Additionally, as a general partner of PrimeStar Partners, Cox DBS is liable as a matter of partnership law for all debts of PrimeStar Partners in the event the liabilities of PrimeStar Partners were to exceed its assets. PrimeStar Partners has contingent liabilities

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  related to legal and other matters arising in the ordinary course of business. Management of PrimeStar Partners is unable at this time to assess the impact, if any, of such matters on PrimeStar Partners' results of operations, financial position, or cash flow.

5.INCOME TAXES

  Current and deferred income tax expenses (benefits) are as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1994     1995      1996
                                                    -------  -------  --------
                                                     (THOUSANDS OF DOLLARS)
   Current......................................... $(5,542) $(5,805) $(10,769)
   Deferred........................................     750    1,148       978
                                                    -------  -------  --------
     Net income tax benefit........................ $(4,792) $(4,657) $ (9,791)
   Effective tax rate..............................   35.02%   34.97%    34.96%
                                                    -------  -------  --------

  Income tax benefit differs from the amount computed by applying the U.S. statutory federal income tax rate (35%) to loss before income taxes as a result of certain insignificant items not deductible for tax purposes. Cox DBS records the benefit of losses in its financial statements since these losses are utilized by Cox.

  Significant components of the net deferred tax liability consist of the following:

                                                               DECEMBER 31
                                                           ---------------------
                                                            1995     1996
                                                           -------  -------
                                                            (THOUSANDS OF
                                                              DOLLARS)
   Plant and equipment.................................... $(2,035) $(2,541)
   Other..................................................     360       18
                                                           -------  -------
     Net deferred tax liability........................... $(1,675) $(2,523)
                                                           =======  =======

6.TRANSACTIONS WITH AFFILIATED COMPANIES

  Cox DBS borrows funds for working capital, PrimeStar Partners capital calls and other needs from Cox. Certain services are provided to Cox DBS by Cox. Such services include corporate administration, customer service operations, risk management, benefits administration and other support services. Cox DBS was allocated expenses for the years ended December 31, 1996, 1995 and 1994 of approximately $2,720,000, $1,089,000 and $379,000, respectively, related to these services. Cox DBS pays rent and certain other occupancy costs to Cox for its office facilities, which amounts approximated $664,000, $194,000 and $62,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Allocated expenses are based on Cox's estimate of expenses related to the services provided to Cox DBS in relation to those provided to its cable and other operations. Rent and occupancy expense is allocated based on occupied space. Management believes that these allocations were made on a reasonable basis. However, the allocations are not necessarily indicative of the level of expenses that might have been incurred had Cox DBS contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses to be paid by Cox DBS to Cox are subject to change.

  The amounts due to Cox are generally due on demand and represent the net of various transactions, including those described above. At December 31, 1996, outstanding amounts to Cox bear interest at fifty

                           COX COMMUNICATIONS, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  basis points above Cox's commercial paper borrowings. This rate as of December 31, 1996 and 1995 was 6.6% and 6.2%, respectively.

  Included in amounts due to Cox are the following transactions:

                                                        (THOUSANDS OF DOLLARS)
                                                        ----------------------
   Intercompany due to Cox, December 31, 1994..........        $ 39,978
     Cash transferred from Cox.........................           7,099
     Net operating expense allocations and
      reimbursements...................................          37,634
                                                               --------
   Intercompany due to Cox, December 31, 1995..........          84,711
     Cash transferred from Cox.........................           6,571
     Net operating expense allocations and
      reimbursements...................................          59,547
                                                               --------
   Intercompany due to Cox, December 31, 1996..........         150,829
     Cash transferred from Cox (unaudited).............           2,937
     Net operating expense allocations and
      reimbursements (unaudited).......................          45,582
                                                               --------
   Intercompany due to Cox, September 30, 1997
    (unaudited)........................................        $199,348
                                                               ========

  In accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," Cox DBS has estimated the fair value of its intercompany advances. Given the short-term nature of these advances, the carrying amounts reported in the balance sheets approximate fair value.

7.COMMITMENTS AND CONTINGENCIES

  Cox DBS is a party to various legal proceedings that are ordinary and incidental to its business. Management does not expect that any legal proceedings currently pending will have a material adverse impact on Cox DBS's financial position or results of operations.

8.UNAUDITED QUARTERLY FINANCIAL INFORMATION

  The following table sets forth selected historical quarterly financial information for Cox DBS. This information is derived from unaudited financial statements of Cox DBS and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair presentation of the results for such periods.

                                                          1996
                                             ----------------------------------
                                               1ST      2ND      3RD      4TH
                                             QUARTER  QUARTER  QUARTER  QUARTER
                                             -------  -------  -------  -------
                                                 (THOUSANDS OF DOLLARS)
   Revenue.................................. $13,850  $15,438  $19,274  $19,729
   Operating loss...........................  (2,730)  (4,693)  (3,871)  (8,265)
   Income tax benefit.......................  (2,245)  (2,735)  (1,647)  (3,164)
   Net loss.................................  (2,677)  (3,890)  (5,752)  (5,895)
                                                          1995
                                             ----------------------------------
                                               1ST      2ND      3RD      4TH
                                             QUARTER  QUARTER  QUARTER  QUARTER
                                             -------  -------  -------  -------
                                                 (THOUSANDS OF DOLLARS)
   Revenue.................................. $ 4,768  $ 5,677  $ 7,036  $10,068
   Operating loss...........................    (443)  (1,030)  (1,756)  (2,306)
   Income tax benefit.......................  (1,135)  (1,329)  (1,366)    (827)
   Net loss.................................  (1,049)  (1,297)  (3,513)  (2,802)

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                  SELECTED COMBINED FINANCIAL AND OTHER DATA

  The following selected combined financial and other data (other than operating statistics) as of the dates and for the periods indicated have been derived from the combined financial statements of Comcast Satellite Communications, Inc. ("Comcast Satellite") and Comcast DBS, Inc. ("Comcast DBS, and together with Comcast Satellite, the "Companies"). The selected combined financial and other data is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements of Comcast Satellite and Comcast DBS, including the notes thereto.

                          NINE MONTHS ENDED
                            SEPTEMBER 30,              YEARS ENDED DECEMBER 31,
                          ------------------  ----------------------------------------------
                          1997(1)   1996(1)   1996(1)   1995(1)   1994(1)    1993     1992
                          --------  --------  --------  --------  --------  -------  -------
                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Service income..........  $ 81,057  $ 44,932  $ 65,574  $ 27,726  $  4,394  $ 2,242  $ 1,484
Operating, selling,
 general and
 administrative
 expenses...............    71,826    42,546    62,021    33,786     7,183    3,312    2,835
Depreciation and
 amortization...........    21,248    12,889    17,956     6,973     2,942      832      618
Operating loss..........   (12,017)  (10,503)  (14,403)  (13,033)   (5,731)  (1,902)  (1,969)
Interest expense on
 notes payable to
 affiliate..............    11,481     5,427     8,442     3,174        --       --       --
Equity in net loss of
 Primestar..............     4,352       657     1,647     4,385     5,840    3,078    2,519
Net loss (2)............   (27,618)  (16,529)  (24,366)  (20,524)  (11,414)  (4,973)  (4,467)
SUPPLEMENTARY FINANCIAL
 DATA:
Operating income (loss)
 before depreciation and
 amortization (3).......  $  9,231  $  2,386  $  3,553  $ (6,060) $ (2,789) $(1,070) $(1,351)
Net cash provided by
 (used in): (4)
  Operating activities..    11,769     8,256     8,009    (2,270)   (1,326)      --       --
  Financing activities
   .....................    43,325    38,574    72,535    51,443    11,427       --       --
  Investing activities..   (61,050)  (46,830)  (74,588)  (49,292)  (10,045)      --       --
Capital expenditures....    46,946    30,680    52,962    32,692     9,493      361    1,193
Subscriber installation
 costs..................    10,970    10,613    15,046     9,501     1,613      189      484
BALANCE SHEET DATA (AT
 PERIOD END):
Investment in
 Primestar..............  $  9,122  $ 10,287  $ 10,340  $  5,407  $  2,693  $ 9,271  $  (184)
Property and equipment,
 net....................   107,929    57,676    76,674    36,902     9,378    2,364    2,588
Subscriber installation
 costs, net.............    25,145    17,082    19,732     9,452     1,756      606      655
Total assets............   149,020    87,658   116,451    56,859    14,306   12,703    3,460
Notes payable to
 affiliate..............   174,436    91,700   131,471    58,800    12,000       --       --
Stockholder's
 (deficiency) equity....   (67,307)  (26,493)  (39,857)  (15,501)   (2,069)   9,186      136
OPERATING STATISTICS (AT
 PERIOD END):
Subscribers.............       169       101       121        54        12        5        4

-------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors, principally the growth in Comcast Satellite's operations, which affect the comparability of the information reflected in the selected combined financial and other data.
(2) Except for the year ended December 31, 1993, net loss also represents loss from continuing operations before extraordinary items and cumulative effect of changes in accounting principle. Net loss for the year ended December 31, 1993 includes $52,000 relating to the adoption of Statement of Financial Accounting Standards No. 106, "Postretirement Benefits Other than Pensions," effective January 1, 1993.
(3) Operating income (loss) before depreciation and amortization is commonly referred to in the direct broadcast satellite business as "operating cash flow (deficit)." Operating cash flow (deficit) is a measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. In part due to the capital intensive nature of the direct broadcast satellite business and the resulting significant level of non-cash depreciation and amortization expense, operating cash flow (deficit) is frequently used as one of the bases for comparing businesses in the direct broadcast satellite industry, although the Companies' measure of operating cash flow may not be comparable to similarly titled measures of other companies. Operating cash flow (deficit) does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements as an indicator of Comcast Satellite's and Comcast DBS' combined performance.
(4) Represents net cash provided by (used in) operating, financing and investing activities as presented in the combined statement of cash flows included in the Companies' combined financial statements included elsewhere herein (not available for the years ended December 31, 1993 and 1992).

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

  This discussion and analysis of the financial condition and results of operations of Comcast Satellite Communications, Inc. ("Comcast Satellite") and Comcast DBS, Inc. ("Comcast DBS," and together with Comcast Satellite, the "Companies") should be read in conjunction with the Companies' combined financial statements for the quarter ended September 30, 1997 and for the years ended December 31, 1996, 1995 and 1994, including the notes thereto. The Companies are wholly owned subsidiaries of Comcast Corporation ("Comcast").

GENERAL DEVELOPMENTS OF BUSINESS

  Comcast and Comcast DBS have entered into an agreement (the "Restructuring Agreement") with PRIMESTAR Partners L.P. ("Primestar") and the affiliates of each of the other partners of Primestar, including TCI Satellite Entertainment, Inc. ("TSAT"), a publicly-traded company. Primestar, in which Comcast DBS holds a 10.4% general and limited partnership interest, is principally engaged in the business of acquiring, originating and/or providing television programming services delivered by satellite through a network of distributors, including Comcast Satellite, throughout the continental United States. The Restructuring Agreement sets forth the principal terms and conditions of a proposed transaction (the "Restructuring Transaction"), through which Comcast Satellite's direct broadcast satellite ("DBS") operations, Primestar and the Primestar-related distribution businesses of the other partners of Primestar will be consolidated into a newly-formed company ("New Primestar"). Comcast Satellite provided DBS services, through a distributorship arrangement with Primestar, to 169,000 subscribers as of September 30, 1997.

  New Primestar will acquire the Primestar partnership interests, subscribers and related assets, as applicable, of the parties to the Restructuring Transaction, in exchange for (i) cash (or assumption of debt in lieu of cash consideration), (ii) shares of Series A Common Stock of New Primestar and
(iii) shares of Series C Common Stock of New Primestar, in each case in an amount determined pursuant to the Restructuring Agreement. Comcast will continue to have the right to market and support the PRIMESTAR Programming Services on an agency basis after consummation of the Restructuring Transaction, however, the terms of such arrangement have not yet been determined. Under the terms of the Restructuring Agreement, upon closing of the Restructuring Transaction and based upon the number of subscribers as of September 30, 1997, it is expected that New PRIMESTAR will assume approximately $75 million of the Companies' debt, and that Comcast would own approximately 10% of New Primestar common equity, both subject to adjustments based on the number of subscribers, inventory amounts and other factors.

  In June 1997, Primestar entered into an agreement with The News Corporation Limited, MCI Telecommunications Corporation and American Sky Broadcasting LLC ("ASkyB"), pursuant to which Primestar (or, under certain circumstances, New Primestar) will acquire certain assets relating to a high-power, DBS business. In exchange for such assets, ASkyB will receive non-voting securities of New Primestar that will be convertible into non-voting common stock of New Primestar and, accordingly, will reduce Comcast's common equity interest in New Primestar to approximately 7% on a fully diluted basis, subject to adjustment.

  These transactions are not conditioned on each other and may close independently. They are expected to close in 1998, subject to receipt of all necessary governmental and regulatory approvals, including the approval of the Federal Communications Commission. There can be no assurance that such approvals will be obtained.

LIQUIDITY AND CAPITAL RESOURCES

  The Companies had working capital deficits of $35.1 million, $15.1 million and $8.5 million as of September 30, 1997, December 31, 1996 and December 31, 1995, respectively. The Companies have historically met their cash needs for operations and investing activities, including their working capital requirements, through their cash flows from financing activities, which principally consist of capital contributions from Comcast and

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

borrowings from a subsidiary of Comcast (the "Comcast Subsidiary") under Revolving Credit Notes (the "Notes") (see "Financing").

Investment

  Primestar has suffered recurring losses from operations and its 1997 operating budget reflects cash requirements which are in excess of the current aggregate capital commitment of its partners. Primestar's credit facility becomes due on September 30, 1998. Presently, the partners determine the amount of additional capital commitments to Primestar on a quarterly basis. Primestar is currently negotiating to refinance its credit facility and Primestar's management believes either such refinancing will occur prior to its expiration or that the due date of the credit facility will be extended until refinancing occurs. To the extent not earlier refinanced by Primestar, New Primestar will be required to refinance the Primestar credit facility. There can be no assurance that Primestar or New Primestar will be able to refinance the credit facility. Management of Comcast DBS does not believe that these matters result in the impairment of its investment in Primestar as of September 30, 1997.

  Under the Primestar limited partnership agreement, Comcast DBS has agreed to fund its share of any capital contributions and/or loans to Primestar that might be agreed upon from time to time by the partners of Primestar. Additionally, Comcast DBS, as a general partner of Primestar, is liable as a matter of partnership law for all debts of Primestar in the event the liabilities of Primestar were to exceed its assets. Primestar has contingent liabilities related to legal and other matters arising in the ordinary course of its business. Management of Primestar is unable to assess the impact, if any, of such matters on Primestar's financial position, results of operations or liquidity. To the extent Comcast DBS does not fund Primestar's capital calls, it exposes itself to dilution of its ownership interest.

  As of September 30, 1997, indirect wholly owned subsidiaries of Comcast had unused irrevocable standby letters of credit totaling $98.1 million to cover potential fundings to Primestar.

Capital Expenditures

  It is anticipated that, during 1997, Comcast Satellite will incur approximately $75 million of capital expenditures, including subscriber installation costs, of which $57.9 million had been incurred through September 30, 1997. The amount of such expenditures for years subsequent to 1997 will depend on numerous factors, certain of which are beyond Comcast Satellite's control. These factors include the rate of Comcast Satellite's subscriber growth and the effects of competition and technological and regulatory changes. Comcast Satellite, however, anticipates such expenditures for years subsequent to 1997 will continue to be significant. As of September 30, 1997, Comcast Satellite does not have any significant contractual obligations for capital expenditures.

Financing

  As of September 30, 1997 and December 31, 1996 and 1995, the Companies' borrowings under the Notes were $174.4 million, $131.5 million and $58.8 million, respectively. Borrowings under the Notes are payable on demand, however, as the Comcast Subsidiary will not demand payment of the Notes until after September 30, 1998, the Notes have been classified as long-term in the Companies' combined balance sheet. In October 1997 and November 1997, Comcast Satellite borrowed an additional $18.0 million from the Comcast Subsidiary under the Comcast Satellite Revolving Credit Note. Maximum available borrowings under the Notes are $220.0 million. The weighted average interest rate under the Notes was 9.97%, 9.98% and 10.00% as of September 30, 1997 and December 31, 1996 and 1995, respectively.

  As of September 30, 1997, the Companies had a combined stockholder's deficiency of $67.3 million. The Companies' expect to continue to recognize significant losses for the foreseeable future resulting in increases in their stockholder's deficiency. The direct broadcast satellite industry is experiencing increasing competition and rapid technological changes. The Companies' future results of operations will be affected by their ability to react

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

to changes in the competitive environment, their ability to implement new technologies, along with the impact of any regulatory changes.

  The Companies believe that they will be able to meet their current and long-term liquidity and capital requirements, including fixed charges, through borrowings under the Notes and through cash flows from operating activities.

STATEMENT OF CASH FLOWS

Nine Months Ended September 30, 1997 and 1996

  Cash and cash equivalents decreased $6.0 million as of September 30, 1997 from December 31, 1996 and did not change from December 31, 1995 to September 30, 1996. Changes in cash and cash equivalents resulted from cash flows from operating, financing and investing activities which are explained below.

  Net cash provided by operating activities amounted to $11.8 million and $8.3 million for the nine months ended September 30, 1997 and 1996, respectively. The increase of $3.5 million is principally due to the increase in the Companies' operating income before depreciation and amortization (see "Results of Operations"), offset by changes in working capital, excluding accrued interest on notes payable to affiliate, as a result of the timing of receipts and disbursements.

  Net cash provided by financing activities was $43.3 million and $38.6 million for the nine months ended September 30, 1997 and 1996, respectively. During the nine months ended September 30, 1997, the Companies borrowed $43.0 million under the Notes. During the nine months ended September 30, 1996, the Companies borrowed $32.9 million under the Notes and received capital contributions from Comcast of $5.5 million.

  Net cash used in investing activities was $61.0 million and $46.8 million for the nine months ended September 30, 1997 and 1996, respectively. Net cash used in investing activities for the nine months ended September 30, 1997 included $46.9 million of capital expenditures, $11.0 million of subscriber installation costs and $3.1 million of capital contributions to Primestar. During the nine months ended September 30, 1996, capital expenditures were $30.7 million, subscriber installation costs were $10.6 million and capital contributions to Primestar were $5.5 million.

Years Ended December 31, 1996, 1995 and 1994

  Cash and cash equivalents increased $6.0 million as of December 31, 1996 from December 31, 1995 and decreased $119,000 as of December 31, 1995 from December 31, 1994. Changes in cash and cash equivalents resulted from cash flows from operating, financing and investing activities which are explained below.

  Net cash provided by (used in) operating activities amounted to $8.0 million, ($2.3) million and ($1.3) million for the years ended December 31, 1996, 1995 and 1994, respectively. The increase of $10.3 million from 1995 to 1996 and the decrease of $1.0 million from 1994 to 1995 were principally due to changes in the Companies' operating income (loss) before depreciation and amortization (see "Results of Operations") and changes in working capital as a result of the timing of receipts and disbursements.

  Net cash provided by financing activities was $72.5 million, $51.4 million and $11.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. During 1996, the Companies borrowed $72.7 million under the Notes. In 1995, the Companies borrowed $46.8 million under the Notes and received capital contributions from Comcast of $7.1 million. During 1994, net cash provided by financing activities included $12.0 million of borrowings under the Notes and $14.3 million of capital contributions from Comcast, offset by a $15.1 million return of capital to Comcast.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


  Net cash used in investing activities was $74.6 million, $49.3 million and $10.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. Net cash used in investing activities in 1996 included $53.0 million of capital expenditures, $15.0 million of subscriber installation costs and $6.6 million of capital contributions to Primestar. In 1995, capital expenditures were $32.7 million, subscriber installation costs were $9.5 million and capital contributions to Primestar were $7.1 million. Net cash used in investing activities in 1994 included capital expenditures of $9.5 million, capital contributions to Primestar of $8.2 million and subscriber installation costs of $1.6 million, offset by an $8.9 million repayment of a loan by Primestar.

RESULTS OF OPERATIONS

  The effects of Comcast Satellite's subscriber growth, and the related capital expenditures and subscriber installation costs, have been to increase significantly the Companies' revenues and expenses, resulting in substantial increases in operating income before depreciation and amortization, depreciation and amortization expense and interest expense on notes payable to affiliate. As a result of the increases in depreciation and amortization expense and interest expense on notes payable to affiliate, it is expected that the Companies will continue to recognize significant losses for the foreseeable future.

Nine Months Ended September 30, 1997 and 1996

  Summarized combined financial information for the Companies for the nine and three months ended September 30, 1997 and 1996 is as follows (dollars in millions, "NM" denotes percentage is not meaningful):

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,            INCREASE
                                 --------------------  ---------------------
                                   1997       1996         $           %
                                 ---------  ---------  ----------  ---------
Service income.................. $    81.1  $    44.9  $     36.2       80.6%
Operating, selling, general and
 administrative expenses........      71.9       42.5        29.4       69.2
                                 ---------  ---------
Operating income before
 depreciation and amortization
 (1)............................       9.2        2.4         6.8         NM
Depreciation and amortization...      21.2       12.9         8.3       64.3
                                 ---------  ---------
Operating loss..................     (12.0)     (10.5)        1.5       14.3
Interest expense on notes
 payable to affiliate...........      11.5        5.4         6.1         NM
Investment income and other.....      (0.2)      (0.1)        0.1         NM
Equity in net loss of
 Primestar......................       4.3        0.7         3.6         NM
                                 ---------  ---------
Net loss........................ $   (27.6) $   (16.5)     $ 11.1       67.3%
                                 =========  =========
                                 THREE MONTHS ENDED
                                    SEPTEMBER 30,      INCREASE/(DECREASE)
                                 --------------------  ---------------------
                                   1997       1996         $           %
                                 ---------  ---------  ----------  ---------
Service income.................. $    30.3  $    17.1  $     13.2       77.2 %
Operating, selling, general and
 administrative expenses........      26.3       16.4         9.9       60.4
                                 ---------  ---------
Operating income before
 depreciation and amortization
 (1)............................       4.0        0.7         3.3         NM
Depreciation and amortization...       7.3        4.6         2.7       58.7
                                 ---------  ---------
Operating loss..................      (3.3)      (3.9)       (0.6)     (15.4)
Interest expense on notes
 payable to affiliate...........       4.3        2.1         2.2         NM
Investment income and other.....      (0.1)      (0.1)         --         --
Equity in net loss of
 Primestar......................       1.2         --         1.2         NM
                                 ---------  ---------
Net loss........................ $    (8.7) $    (5.9) $      2.8       47.5%
                                 =========  =========

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

--------
(1) Operating income (loss) before depreciation and amortization is commonly referred to in the DBS business as "operating cash flow (deficit)." Operating cash flow (deficit) is a measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. In part due to the capital intensive nature of the DBS business and the resulting significant level of non-cash depreciation and amortization expense, operating cash flow (deficit) is frequently used as one of the bases for comparing businesses in the DBS industry, although the Companies' measure of operating cash flow may not be comparable to similarly titled measures of other companies. Operating cash flow (deficit) does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements as an indicator of the Companies' combined performance.

  The Companies reported net losses of $27.6 million, $16.5 million, $8.7 million and $5.9 million for the nine and three months ended September 30, 1997 and 1996, respectively. Improvements in Comcast Satellite's results of operations are dependent upon its ability to increase its customer base while maintaining its pricing structure, reducing subscriber churn and effectively managing its costs. No assurance can be given that any such improvements will occur. In addition, Comcast Satellite incurs significant capital expenditures and subscriber installation costs when its customers initially subscribe to the service. It is expected that the cost of acquiring subscribers will continue to be significant so long as Comcast Satellite maintains its rapid growth. The high cost of obtaining new subscribers also magnifies the negative effects of subscriber churn.

  During the nine and three months ended September 30, 1997 and 1996, (i) Comcast Satellite's annualized subscriber churn rate (which represents the annualized number of subscriber terminations divided by the average number of subscribers during the period) was 29.6%, 34.6%, 27.9% and 37.5%, respectively, and (ii) the average subscriber life implied by such subscriber churn rate was 3.4 years, 2.9 years, 3.6 years and 2.7 years, respectively. Comcast Satellite experienced a higher rate of subscriber churn in 1996. Comcast Satellite believes that the higher 1996 churn rate was primarily attributable to the fact that subscribers were allowed to initiate service at discounted rates under promotional activities targeted at subscriber growth. A significant number of customers added as a result of these promotional activities were eventually terminated after their accounts became delinquent. Although no assurance can be given, Comcast Satellite expects future churn rates to continue to improve from levels experienced in 1996. If Comcast Satellite's churn rates were to continue at the 1996 levels or to increase over such levels, Comcast Satellite believes that its financial condition, results of operations and liquidity would be adversely affected.

  Since July 1994, when Primestar completed its conversion from an analog to a digital signal, Comcast Satellite has experienced significant subscriber growth. As of September 30, 1997 and 1996, Comcast Satellite had subscribers of 169,000 and 101,000, respectively. Increases in Comcast Satellite's service income and operating, selling, general and administrative expenses, as described below, are primarily related to such growth in subscribers. Comcast Satellite is operating in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect Comcast Satellite's ability to continue to achieve significant growth in subscribers and service income.

  Of the respective $36.2 million and $13.2 million increases in service income for the nine and three month periods from 1996 to 1997, $31.7 million and $10.7 million are attributable to subscriber growth, $2.9 million and $0.6 million are attributable to the growth in pay-per-view revenues and the remaining increases of $1.6 million and $1.9 million relate to other revenues.

  Of the respective $29.4 million and $9.9 million increases in operating, selling, general and administrative expenses for the nine and three month periods from 1996 to 1997, $18.0 million and $6.3 million are attributable

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

to increases in the costs of programming and other services purchased from Primestar, principally as a result of subscriber growth, and the remaining increases of $11.4 million and $3.6 million are attributable to increases in the cost of labor and other volume related expenses.

  Comcast Satellite purchases programming services from Primestar for a fee based upon the number of subscribers receiving programming services. In addition, Primestar arranges for satellite capacity and uplink services and provides marketing and administrative support services. During the nine and three months ended September 30, 1997 and 1996, expenses relating to such services were $37.2 million, $19.2 million, $13.9 million and $7.6 million, respectively. It is anticipated that Comcast Satellite's cost of programming will increase in the future as a result of subscriber growth.

  Comcast Satellite purchases certain services, including insurance and employee benefits, from Comcast under cost-sharing arrangements on terms that reflect Comcast's actual costs. Comcast Satellite reimburses Comcast for certain other costs under cost-reimbursement arrangements. Under all of these arrangements, Comcast Satellite incurred expenses of $1.8 million, $1.1 million, $0.7 million and $0.4 million during the nine and three months ended September 30, 1997 and 1996, respectively.

  The respective $8.3 million and $2.7 million increases in depreciation and amortization expense for the nine and three month periods from 1996 to 1997 are primarily the result of capital expenditures relating to Comcast Satellite's satellite reception equipment and subscriber installation costs.

  The respective $6.1 million and $2.2 million increases in interest expense on notes payable to affiliate for the nine and three month periods from 1996 to 1997 are the result of increases in amounts borrowed under the Notes.

  The Companies' proportionate share of Primestar's net loss increased $3.7 million and $1.3 million during the nine and three month periods from 1996 to 1997, respectively. Such increases are attributable to increases in Primestar's net loss. Historically, Primestar's operating deficits have been funded by capital contributions from Comcast DBS and the other partners of Primestar. To the extent that future subscriber growth does not generate increases in Primestar's revenue sufficient to offset its operating costs and expenses, Comcast DBS anticipates that any such operating deficit would be funded by Primestar's then existing external sources of liquidity (which may include capital contributions from Comcast DBS and Primestar's other partners), or by increases in the above-described fees charged by Primestar to Comcast Satellite and other authorized distributors.

  For the nine and three months ended September 30, 1997 and 1996, the Companies' losses before equity in net loss (income) of Primestar and fixed charges (interest expense on notes payable to affiliate) were $11.8 million, $10.4 million, $3.2 million and $3.8 million, respectively. Such losses were not adequate to cover the Companies' fixed charges of $11.5 million, $5.4 million, $4.3 million and $2.1 million for the nine and three months ended September 30, 1997 and 1996, respectively. The inadequacy of such losses to cover fixed charges is primarily due to the substantial non-cash charges for depreciation and amortization expense during such periods.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)


Years Ended December 31, 1996, 1995 and 1994

  Summarized combined financial information for the Companies for the three years ended December 31, 1996 is as follows (dollars in millions, "NM" denotes percentage is not meaningful):

                                                  YEAR ENDED      INCREASE/
                                                 DECEMBER 31,    (DECREASE)
                                                 --------------  ------------
                                                  1996    1995     $      %
                                                 ------  ------  -----  -----
Service income.................................  $ 65.6  $ 27.7  $37.9     NM %
Operating, selling, general and administrative
 expenses......................................    62.0    33.8   28.2   83.4
                                                 ------  ------
Operating income (loss) before depreciation and
 amortization (a)..............................     3.6    (6.1)   9.7     NM
Depreciation and amortization..................    18.0     6.9   11.1     NM
                                                 ------  ------
Operating loss.................................   (14.4)  (13.0)   1.4   10.8
Interest expense on notes payable to
 affiliate.....................................     8.4     3.2    5.2     NM
Investment income and other....................    (0.1)   (0.1)    --     --
Equity in net loss of Primestar................     1.7     4.4   (2.7) (61.4)
                                                 ------  ------
Net loss.......................................  $(24.4) $(20.5) $ 3.9   19.0 %
                                                 ======  ======

--------
(a) See footnote (1) to table appearing under Nine Months Ended September 30, 1997 and 1996.

                                         YEAR ENDED
                                        DECEMBER 31,    INCREASE / (DECREASE)
                                        --------------  ----------------------
                                         1995    1994       $           %
                                        ------  ------  ----------  ----------
Service income........................  $ 27.7  $  4.4  $     23.3          NM%
Operating, selling, general and admin-
 istrative expenses...................    33.8     7.2        26.6          NM
                                        ------  ------
Operating loss before depreciation and
 amortization (a).....................    (6.1)   (2.8)        3.3          NM
Depreciation and amortization.........     6.9     2.9         4.0          NM
                                        ------  ------
Operating loss........................   (13.0)   (5.7)        7.3          NM
Interest expense on notes payable to
 affiliate............................     3.2      --         3.2          NM
Investment income and other...........    (0.1)   (0.1)         --          --
Equity in net loss of Primestar.......     4.4     5.8        (1.4)      (24.1)
                                        ------  ------
Net loss..............................  $(20.5) $(11.4) $      9.1        79.8%
                                        ======  ======

--------
(a) See footnote (1) to table appearing under Nine Months Ended September 30, 1997 and 1996.

  During the years ended December 31, 1996, 1995 and 1994, (i) Comcast Satellite's annual subscriber churn rate (which represents the annual number of subscriber terminations divided by the average number of subscribers during the period) was 34.2%, 24.4% and 20.3%, respectively, and (ii) the average subscriber life implied by such subscriber churn rate was 2.9 years, 4.1 years and 4.9 years, respectively. Comcast Satellite experienced a higher rate of subscriber churn in 1996, as compared to prior years. Comcast Satellite believes that the higher 1996 churn rate was primarily attributable to the fact that subscribers were allowed to initiate service at discounted rates under promotional activities targeted at subscriber growth. A significant number of customers added as a result of these promotional activities were eventually terminated after their accounts became delinquent.

  As of December 31, 1996, 1995 and 1994, Comcast Satellite had subscribers of 121,000, 54,000 and 12,000, respectively. Increases in the Comcast Satellite's service income and operating, selling, general and administrative expenses, as described below, are primarily related to such growth in subscribers.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS--(CONCLUDED)


  Of the $37.9 million increase in service income from 1995 to 1996, $31.5 million is attributable to subscriber growth, $1.1 million is attributable to changes in rates, $3.2 million is attributable to the growth in pay-per-view revenues and the remaining increase of $2.1 million is principally related to the growth in installation revenues. Of the $23.3 million increase in service income from 1994 to 1995, $13.6 million is attributable to subscriber growth, $0.7 million is attributable to changes in rates, $1.5 million is attributable to the growth in pay-per-view revenues and the remaining increase of $7.5 million is principally related to the growth in installation revenues.

  Of the $28.2 million increase in operating, selling, general and administrative expenses from 1995 to 1996, $16.9 million is attributable to increases in the costs of programming and other services purchased from Primestar, principally as a result of subscriber growth, $6.3 million is attributable to increased marketing expenses incurred in an effort to increase subscribers and the remaining increase of $5.0 million is attributable to increases in the cost of labor and other volume related expenses. Of the $26.6 million increase in operating, selling, general and administrative expenses from 1994 to 1995, $9.9 million is attributable to increases in the costs of programming and other services purchased from Primestar, principally as a result of subscriber growth, $6.4 million is attributable to increased marketing expenses incurred in an effort to increase subscribers and the remaining increase of $10.3 million is attributable to increases in the cost of labor and other volume related expenses.

  During the years ended December 31, 1996, 1995 and 1994, expenses relating to programming and other services purchased from Primestar were $28.3 million, $11.4 million and $1.5 million, respectively. Under cost-sharing and cost-reimbursement arrangements with Comcast, Comcast Satellite incurred expenses of $1.6 million, $1.4 million and $0.2 million in 1996, 1995 and 1994, respectively.

  The respective $11.1 million and $4.0 million increases in depreciation and amortization expense from 1995 to 1996 and from 1994 to 1995 are primarily the result of capital expenditures relating to Comcast Satellite's satellite reception equipment and subscriber installation costs.

  The respective $5.2 million and $3.2 million increases in interest expense on notes payable to affiliate from 1995 to 1996 and from 1994 to 1995 are the result of increases in amounts borrowed under the Notes.

  The Companies' proportionate share of Primestar's net loss decreased by $2.7 million and $1.4 million from 1995 to 1996 and from 1994 to 1995, respectively. Such decreases are attributable to decreases in Primestar's net loss.

  For the years ended December 31, 1996 and 1995, the Companies' losses before equity in net loss of Primestar and fixed charges (interest expense on notes payable to affiliate) were $14.3 million and $13.0 million, respectively. Such losses were not adequate to cover the Companies' fixed charges of $8.4 million and $3.2 million for the years ended December 31, 1996 and 1995, respectively. The inadequacy of such losses to cover fixed charges is primarily due to the substantial non-cash charges for depreciation and amortization expense in 1996 and 1995 and the Companies' operating loss before depreciation and amortization in 1995.

                               ----------------

  The Company believes that its losses will not significantly affect the performance of its normal business activities because of its ability to obtain financing from Comcast and the Comcast Subsidiary and its ability to generate operating income before depreciation and amortization.

  The Companies' believe that their operations are not materially affected by inflation.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Comcast Satellite Communications, Inc. and Comcast DBS, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying combined balance sheet of Comcast Satellite Communications, Inc. and Comcast DBS, Inc. (wholly owned subsidiaries of Comcast Corporation) as of December 31, 1996 and 1995, and the related combined statements of operations, stockholder's (deficiency) equity and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PRIMESTAR Partners L.P. ("Primestar"), Comcast DBS, Inc.'s investment which is accounted for under the equity method. Comcast DBS, Inc.'s equity of $22,120,000 and $20,473,000 in Primestar's accumulated losses at December 31, 1996 and 1995, respectively, and of $1,647,000, $4,385,000 and $5,840,000 in
Primestar's net loss for the years ended December 31, 1996, 1995 and 1994, respectively, are included in the accompanying combined financial statements. The financial statements of Primestar were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the accompanying combined financial statements for Primestar as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such combined financial statements present fairly, in all material respects, the combined financial position of Comcast Satellite Communications, Inc. and Comcast DBS, Inc. as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
August 22, 1997

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                             COMBINED BALANCE SHEET

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
                          ASSETS
Current Assets
  Cash and cash equivalents................................ $  5,956  $     --
  Accounts receivable, less allowance for doubtful accounts
   of $887 and $654........................................    2,807     1,824
  Other current assets.....................................      843     3,274
  Due from affiliates......................................       99        --
                                                            --------  --------
    Total current assets...................................    9,705     5,098
                                                            --------  --------
Investment in Primestar....................................   10,340     5,407
                                                            --------  --------
Property and equipment.....................................   93,726    42,859
  Accumulated depreciation.................................  (17,052)   (5,957)
                                                            --------  --------
  Property and equipment, net..............................   76,674    36,902
                                                            --------  --------
Subscriber installation costs..............................   27,205    12,159
  Accumulated amortization.................................   (7,473)   (2,707)
                                                            --------  --------
  Subscriber installation costs, net.......................   19,732     9,452
                                                            --------  --------
                                                            $116,451  $ 56,859
                                                            ========  ========
         LIABILITIES AND STOCKHOLDER'S DEFICIENCY
Current Liabilities
  Accounts payable and accrued expenses.................... $ 24,376  $ 10,339
  Accrued interest on notes payable to affiliate...........      461     3,174
  Due to affiliates........................................       --        47
                                                            --------  --------
    Total current liabilities..............................   24,837    13,560
                                                            --------  --------
Notes payable to affiliate.................................  131,471    58,800
                                                            --------  --------
Commitments and Contingencies
Stockholder's Deficiency
  Common stock.............................................       --        --
  Additional capital.......................................   31,633    31,623
  Accumulated deficit......................................  (71,490)  (47,124)
                                                            --------  --------
    Total stockholder's deficiency.........................  (39,857)  (15,501)
                                                            --------  --------
                                                            $116,451  $ 56,859
                                                            ========  ========

                  See notes to combined financial statements.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                        COMBINED STATEMENT OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Service income................................... $ 65,574  $ 27,726  $  4,394
                                                  --------  --------  --------
Costs and expenses
  Operating......................................   40,241    19,755     2,773
  Selling, general and administrative............   21,780    14,031     4,410
  Depreciation and amortization..................   17,956     6,973     2,942
                                                  --------  --------  --------
                                                    79,977    40,759    10,125
                                                  --------  --------  --------
Operating loss...................................  (14,403)  (13,033)   (5,731)
Other (income) expense
  Interest expense on notes payable to affili-
   ate...........................................    8,442     3,174        --
  Investment income and other....................     (126)      (68)     (157)
  Equity in net loss of Primestar................    1,647     4,385     5,840
                                                  --------  --------  --------
                                                     9,963     7,491     5,683
                                                  --------  --------  --------
Net loss......................................... $(24,366) $(20,524) $(11,414)
                                                  ========  ========  ========

                  See notes to combined financial statements.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1996      1995      1994
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Operating activities
 Net loss........................................ $(24,366) $(20,524) $(11,414)
 Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization..................   17,956     6,973     2,942
  Equity in net loss of Primestar................    1,647     4,385     5,840
                                                  --------  --------  --------
                                                    (4,763)   (9,166)   (2,632)
  Increase in accounts receivable................     (983)   (1,494)     (278)
  Decrease (increase) in other current assets....    2,431    (3,244)       (6)
  Increase in accounts payable and accrued
   expenses......................................   14,037     8,460     1,590
  (Decrease) increase in accrued interest on
   notes payable to affiliate....................   (2,713)    3,174        --
                                                  --------  --------  --------
    Net cash provided by (used in) operating
     activities..................................    8,009    (2,270)   (1,326)
                                                  --------  --------  --------
Financing activities
 Proceeds from notes payable to affiliate........   72,671    46,800    12,000
 Capital contributions...........................       10     7,092    14,255
 Return of capital...............................       --        --   (15,096)
 Net transactions with affiliates................     (146)   (2,449)      268
                                                  --------  --------  --------
    Net cash provided by financing activities....   72,535    51,443    11,427
                                                  --------  --------  --------
Investing activities
 Capital contributions to Primestar..............   (6,580)   (7,099)   (8,207)
 Repayment of loan by Primestar..................       --        --     8,945
 Capital expenditures............................  (52,962)  (32,692)   (9,493)
 Subscriber installation costs...................  (15,046)   (9,501)   (1,613)
 Decrease in short-term investments..............       --        --       323
                                                  --------  --------  --------
    Net cash used in investing activities........  (74,588)  (49,292)  (10,045)
                                                  --------  --------  --------
Increase (decrease) in cash and cash
 equivalents.....................................    5,956      (119)       56
Cash and cash equivalents, beginning of year.....       --       119        63
                                                  --------  --------  --------
Cash and cash equivalents, end of year........... $  5,956  $     --  $    119
                                                  ========  ========  ========

                  See notes to combined financial statements.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

            COMBINED STATEMENT OF STOCKHOLDER'S (DEFICIENCY) EQUITY

                                               ADDITIONAL ACCUMULATED
                                                CAPITAL     DEFICIT    TOTAL
                                               ---------- ----------- --------
                                                   (DOLLARS IN THOUSANDS)
Balance, January 1, 1994......................  $ 24,372   $(15,186)  $  9,186
Net loss......................................        --    (11,414)   (11,414)
Capital contributions.........................    15,255         --     15,255
Return of capital.............................   (15,096)        --    (15,096)
                                                --------   --------   --------
Balance, December 31, 1994....................    24,531    (26,600)    (2,069)
Net loss......................................        --    (20,524)   (20,524)
Capital contributions.........................     7,092         --      7,092
                                                --------   --------   --------
Balance, December 31, 1995....................    31,623    (47,124)   (15,501)
Net loss......................................        --    (24,366)   (24,366)
Capital contributions.........................        10         --         10
                                                --------   --------   --------
Balance, December 31, 1996....................  $ 31,633   $(71,490)  $(39,857)
                                                ========   ========   ========

                  See notes to combined financial statements.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.BUSINESS

  Comcast Satellite Communications, Inc. ("Comcast Satellite") and Comcast DBS, Inc. ("Comcast DBS"), Delaware corporations, are wholly owned subsidiaries of Comcast Corporation ("Comcast"). Comcast Satellite is engaged in the distribution of direct broadcast satellite ("DBS") services to subscribers within specified areas of 19 states in the continental United States. Comcast DBS' sole asset is its 10.4% general and limited partnership interest in PRIMESTAR Partners L.P. ("Primestar") (see Note 4), a Delaware limited partnership principally engaged in the business of acquiring, originating and/or providing television programming services delivered by satellite through a network of distributors throughout the continental United States. Comcast Satellite provided DBS services, through a distributorship arrangement with Primestar, to approximately 121,000 subscribers as of December 31, 1996.

2. RESTRUCTURING OF PRIMESTAR'S OPERATIONS

  In June 1997, Comcast and Comcast DBS entered into a binding letter agreement (the "Restructuring Agreement") with Primestar and the affiliates of each of the other partners of Primestar, including TCI Satellite Entertainment, Inc. ("TSAT"), a publicly-traded company. The Restructuring Agreement sets forth the principal terms and conditions of a proposed transaction (the "Restructuring Transaction"), through which Comcast Satellite's DBS operations, Primestar and the Primestar-related distribution businesses of the other partners of Primestar will be consolidated into a newly-formed publicly-traded company ("New Primestar"). In connection with the Restructuring Transaction, TSAT will become a wholly owned subsidiary of New Primestar.

  New Primestar will acquire the Primestar partnership interests, subscribers and related assets, as applicable, of the parties to the Restructuring Transaction, in exchange for (i) cash, (ii) shares of Series A Common Stock of New Primestar and (iii) shares of Series C Common Stock of New Primestar, in each case in an amount determined pursuant to the Restructuring Agreement. Comcast will continue to market and support the Primestar programming services on an agency basis after consummation of the Restructuring Transaction; however, the terms of such arrangement have not yet been determined. Under the terms of the Restructuring Agreement, upon closing of the Restructuring Transaction, Comcast is expected to receive approximately $75 million in cash and to own approximately 10% of New Primestar common equity, subject to adjustments based on the number of subscribers, inventory amounts and other factors.

  In June 1997, Primestar entered into an agreement with The News Corporation Limited, MCI Telecommunications Corporation and American Sky Broadcasting LLC ("ASkyB"), pursuant to which Primestar (or, under certain circumstances, New Primestar) will acquire certain assets relating to a high-power, DBS business. In exchange for such assets, ASkyB will receive non-voting securities of New Primestar that will be convertible into non-voting common stock of New Primestar and, accordingly, will reduce Comcast's common equity interest in New Primestar to approximately 7% on a fully diluted basis.

  These transactions are not conditioned on each other and may close independently. They are expected to close in 1998, subject to receipt of all necessary governmental and regulatory approvals, including the approval of the Federal Communications Commission. There can be no assurance that such approvals will be obtained.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The combined financial statements include the accounts of Comcast Satellite and Comcast DBS. All significant intercompany accounts and transactions among the combined entities have been eliminated.

  Management's Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Values

  The estimated fair value amounts discussed in these notes to combined financial statements have been determined by Comcast Satellite and Comcast DBS using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates discussed herein are not necessarily indicative of the amounts that Comcast Satellite and Comcast DBS could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 1996 and 1995, and have not been comprehensively revalued for purposes of these combined financial statements since such dates.

  A reasonable estimate of fair value of the notes payable to affiliate and the amounts due to/from affiliates in the combined balance sheet is not practicable to obtain because of the related party nature of these items and the lack of quoted market prices.

  Cash Equivalents

  Cash equivalents principally consist of money market funds with maturities of three months or less when purchased. The carrying amounts of Comcast Satellite's cash equivalents, classified as available for sale securities, approximate their fair values.

  Investment

  Comcast DBS' investment in Primestar is accounted for under the equity method based on Comcast DBS' general partnership interest. Under the equity method, Comcast DBS' investment in Primestar is recorded at original cost and adjusted periodically to recognize Comcast DBS' proportionate share of Primestar's net losses after the date of investment, additional contributions made and dividends received.

  Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives as follows:

     Satellite reception equipment..................................     6 years
     Other equipment................................................ 4 - 8 years

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


  Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized as a component of depreciation expense.

  Subscriber Installation Costs

  Subscriber installation costs (principally labor) are amortized on a straight-line basis over the estimated average life of a subscriber of 4 years and are capitalized based on Comcast Satellite's net subscriber additions.

  Valuation of Long-Lived Assets

  Comcast Satellite periodically evaluates the recoverability of its long-lived assets, including property and equipment and deferred charges, using objective methodologies. Such methodologies include evaluations based on the cash flows generated by the underlying assets or other determinants of fair value.

  Revenue Recognition

  Monthly programming and equipment rental revenue is recognized in the period that services are delivered. Credit risk is managed by disconnecting services to customers who are delinquent. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. To date, direct selling costs have exceeded installation revenue.

  Marketing and Direct Selling Costs


  Marketing and direct selling costs are expensed as incurred.

  Postretirement and Postemployment Benefits

  The estimated costs of retiree benefits and benefits for former or inactive employees, after employment but before retirement, are accrued and recorded as a charge to operations during the years the employees provide services. Comcast Satellite's retiree benefit obligation is unfunded and all benefits are provided and paid by Comcast. Accordingly, Comcast Satellite's liability for these costs is included in due to/from affiliates.

  Income Taxes

  Comcast Satellite and Comcast DBS recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of their assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the combined financial statements in the period of enactment.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


4. INVESTMENT IN PRIMESTAR

  The original cost of Comcast DBS' investment in Primestar was $32.4 million and $25.8 million as of December 31, 1996 and 1995, respectively. Summarized financial information for Primestar for the years ended December 31, 1996, 1995 and 1994 is presented below (dollars in thousands).

                                                   YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                    1996      1995     1994
                                                  --------  --------  -------
   RESULTS OF OPERATIONS
     Revenues.................................... $412,999  $180,595  $27,841
     Operating, selling, general and administra-
      tive expenses..............................  426,561   216,100   78,175
     Depreciation and amortization...............    3,261     2,890    2,700
     Operating loss..............................  (16,823)  (38,395) (53,034)
     Net loss (1)................................  (15,702)  (42,037) (55,716)
   COMCAST DBS' EQUITY IN NET LOSS...............   (1,647)   (4,385)  (5,840)

                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
   FINANCIAL POSITION
     Current assets.......................................... $137,048 $ 72,638
     Noncurrent assets.......................................  551,225  443,324
     Current liabilities.....................................  584,907   37,911
     Noncurrent liabilities..................................    4,227  426,210

  --------
  (1) Net loss also represents loss from continuing operations before extraordinary items and cumulative effect of changes in accounting principle.

  Primestar has suffered recurring losses from operations and its 1997 operating budget reflects cash requirements which are in excess of the current aggregate capital commitment of its partners. Primestar's credit facility becomes due on September 30, 1998. Presently, the partners determine the amount of additional capital commitments to Primestar on a quarterly basis. Primestar is currently negotiating to refinance its credit facility and Primestar's management believes either such refinancing will occur prior to its expiration or that the due date of the credit facility will be extended until refinancing occurs. To the extent not earlier refinanced by Primestar, New Primestar will be required to refinance the Primestar Credit Facility. There can be no assurance that Primestar or New Primestar will be able to refinance the credit facility. Management of Comcast DBS does not believe that these matters result in the impairment of its investment in Primestar as of December 31, 1996.

  Under the Primestar limited partnership agreement, Comcast DBS has agreed to fund its share of any capital contributions and/or loans to Primestar that might be agreed upon from time to time by the partners of Primestar. Additionally, Comcast DBS, as a general partner of Primestar, is liable as a matter of partnership law for all debts of Primestar in the event the liabilities of Primestar were to exceed its assets. Primestar has contingent liabilities related to legal and other matters arising in the ordinary course of its business. Management of Primestar is unable to assess the impact, if any, of such matters on Primestar's financial position, results of operations or liquidity.

  For the year ended December 31, 1994, investment income and other includes $127,000 of interest income on an $8.9 million loan from Comcast DBS to Primestar, which was repaid in 1994.

  During the six months ended June 30, 1997, Comcast DBS contributed $3.0 million to Primestar.

  As of June 30, 1997, indirect wholly owned subsidiaries of Comcast had unused irrevocable standby letters of credit totaling $98.1 million to cover potential fundings to Primestar.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


5.NOTES PAYABLE TO AFFILIATES

  As of December 31, 1996 and 1995, notes payable to affiliate consist of the following notes payable to a subsidiary of Comcast (dollars in thousands):

                                                               DECEMBER 31,
                                                             ----------------
                                                               1996    1995
                                                             -------- -------
   Comcast Satellite Revolving Credit Note, interest at
    10.00%, payable on demand............................... $124,900 $58,800
   Comcast DBS Revolving Credit Note, interest at 9.50%,
    payable on demand.......................................    6,571      --
                                                             -------- -------
                                                             $131,471 $58,800
                                                             ======== =======

  Maximum available borrowings under the Comcast Satellite Revolving Credit Note and the Comcast DBS Revolving Credit Note are $200.0 million and $20.0 million, respectively. The subsidiary of Comcast has agreed to not demand payment of the Revolving Credit Notes until after December 31, 1997. Accordingly, the Revolving Credit Notes have been classified as long-term in the combined balance sheet.

  During the six months ended June 30, 1997, Comcast Satellite and Comcast DBS borrowed $30.0 million and $3.0 million, respectively, under their respective Revolving Credit Notes.

6.CAPITAL STRUCTURE

  As of December 31, 1996 and 1995, Comcast Satellite's common stock in the combined balance sheet consists of 1,000 shares of $.01 par value common stock authorized, with 100 shares issued and outstanding.

  As of December 31, 1996 and 1995, Comcast DBS' common stock in the combined balance sheet consists of 1,000 shares of $.01 par value common stock authorized, with 100 shares issued and outstanding.

7.RELATED PARTY TRANSACTIONS

  Comcast Satellite purchases certain services, including insurance and employee benefits, from Comcast under cost-sharing arrangements on terms that reflect Comcast's actual cost. Comcast Satellite reimburses Comcast for certain other costs under cost-reimbursement arrangements. Under all of these arrangements, Comcast Satellite incurred expenses of $1.6 million, $1.4 million and $0.2 million in 1996, 1995 and 1994, respectively.

  Comcast Satellite purchases programming services from Primestar for a fee based upon the number of subscribers receiving programming services. In addition, Primestar arranges for satellite capacity and uplink services and provides national marketing and administrative support services. During the years ended December 31, 1996, 1995 and 1994, expenses relating to such services were $28.3 million, $11.4 million and $1.5 million, respectively. As of December 31, 1996 and 1995, accounts payable and accrued expenses include $7.2 million and $5.0 million, respectively, payable to Primestar for such services.

8.INCOME TAXES

  Comcast Satellite and Comcast DBS join with Comcast in filing a consolidated federal income tax return. Comcast allocates income tax expense or benefit to Comcast Satellite and Comcast DBS as if they were filing separate federal income tax returns. Subsequent to the initial adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993, tax benefits

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  from both losses and tax credits are made available to Comcast Satellite and Comcast DBS as they are able to realize such benefits on a separate return basis. Comcast Satellite and Comcast DBS are required to pay Comcast for income taxes an amount equal to the amount of tax they would pay if they filed separate tax returns.

  The effective income tax benefit of Comcast Satellite and Comcast DBS differs from the statutory amount because of the effect of the following item (dollars in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
   Federal tax benefit at statutory rate........... $(8,528) $(7,183) $(3,995)
   State income tax benefit, net of federal bene-
    fit............................................    (532)  (1,292)    (616)
   Change in valuation allowance...................   9,060    8,475    4,611
                                                    -------  -------  -------
   Income tax benefit.............................. $    --  $    --  $    --
                                                    =======  =======  =======

  Significant components of Comcast Satellite's and Comcast DBS' net deferred tax assets are as follows (dollars in thousands):

                                                            DECEMBER 31,
                                                          ------------------
                                                            1996      1995
                                                          --------  --------
   Deferred tax assets, principally net operating loss
    carryforwards........................................ $ 24,320  $ 15,260
   Less valuation allowance..............................  (24,320)  (15,260)
                                                          --------  --------
   Net deferred tax assets............................... $     --  $     --
                                                          ========  ========

9. STATEMENT OF CASH FLOWS--SUPPLEMENTAL INFORMATION

  Comcast Satellite made cash payments for interest on its Revolving Credit Note of $11.2 million in 1996 with the proceeds from a borrowing under such note.

10. COMMITMENTS AND CONTINGENCIES

  Commitments

  Minimum annual rental commitments for office space and equipment under noncancelable operating leases are as follows (dollars in thousands):

   1997.................................................................... $415
   1998....................................................................  424
   1999....................................................................  332
   2000....................................................................   16

  Rental expense of $224,000, $183,000 and $76,000 has been charged to operations in 1996, 1995 and 1994, respectively.

  Contingencies

  Comcast Satellite is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Comcast Satellite's financial position, results of operations or liquidity.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                  CONDENSED COMBINED BALANCE SHEET (UNAUDITED)

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
                                                       (DOLLARS IN THOUSANDS)
                       ASSETS
Current assets
  Cash and cash equivalents.........................   $             $  5,956
  Accounts receivable, less allowance for doubtful
   accounts of $914 and $887........................      5,911         2,807
  Other current assets..............................        913           843
  Due from affiliates...............................                       99
                                                       --------      --------
    Total current assets............................      6,824         9,705
                                                       --------      --------
Investment in Primestar.............................      9,122        10,340
                                                       --------      --------
Property and equipment..............................    139,019        93,726
  Accumulated depreciation..........................    (31,090)      (17,052)
                                                       --------      --------
  Property and equipment, net.......................    107,929        76,674
                                                       --------      --------
Subscriber installation costs.......................     38,175        27,205
  Accumulated amortization..........................    (13,030)       (7,473)
                                                       --------      --------
  Subscriber installation costs, net................     25,145        19,732
                                                       --------      --------
                                                       $149,020      $116,451
                                                       ========      ========
       LIABILITIES AND STOCKHOLDER'S DEFICIENCY
Current Liabilities
  Accounts payable and accrued expenses.............   $ 29,856      $ 24,376
  Accrued interest on notes payable to affiliate....     11,942           461
  Due to affiliates.................................         93
                                                       --------      --------
    Total current liabilities.......................     41,891        24,837
                                                       --------      --------
Notes payable to affiliate..........................    174,436       131,471
                                                       --------      --------
Commitments and contingencies
Stockholder's deficiency
  Common stock......................................         --            --
  Additional capital................................     31,801        31,633
  Accumulated deficit...............................    (99,108)      (71,490)
                                                       --------      --------
    Total stockholder's deficiency..................    (67,307)      (39,857)
                                                       --------      --------
                                                       $149,020      $116,451
                                                       ========      ========

             See notes to condensed combined financial statements.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

             CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)

                                      NINE MONTHS ENDED   THREE MONTHS ENDED
                                        SEPTEMBER 30,        SEPTEMBER 30,
                                      ------------------  --------------------
                                        1997      1996      1997       1996
                                      --------  --------  ---------  ---------
                                             (DOLLARS IN THOUSANDS)
Service income....................... $ 81,057  $ 44,932  $  30,248  $  17,179
                                      --------  --------  ---------  ---------
Costs and expenses
  Operating..........................   53,117    27,201     19,966     13,013
  Selling, general and administra-
   tive..............................   18,709    15,345      6,223      3,462
  Depreciation and amortization......   21,248    12,889      7,331      4,557
                                      --------  --------  ---------  ---------
                                        93,074    55,435     33,520     21,032
                                      --------  --------  ---------  ---------
Operating loss.......................  (12,017)  (10,503)    (3,272)    (3,853)
Other (income) expense
  Interest expense on notes payable
   to affiliate......................   11,481     5,427      4,252      2,144
  Investment income and other........     (232)      (58)       (83)        (4)
  Equity in net loss (income) of
   Primestar.........................    4,352       657      1,291        (15)
                                      --------  --------  ---------  ---------
                                        15,601     6,026      5,460      2,125
                                      --------  --------  ---------  ---------
Net loss............................. $(27,618) $(16,529) $  (8,732) $  (5,978)
                                      ========  ========  =========  =========

             See notes to condensed combined financial statements.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

             CONDENSED COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Operating activities
  Net loss................................................. $(27,618) $(16,529)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization..........................   21,248    12,889
    Equity in net loss of Primestar........................    4,352       657
                                                            --------  --------
                                                              (2,018)   (2,983)
    Increase in accounts receivable........................   (3,104)     (149)
    (Increase) decrease in other current assets............      (70)    2,634
    Increase in accounts payable and accrued expenses......    5,480     3,327
    Increase in accrued interest on notes payable to affil-
     iate..................................................   11,481     5,427
                                                            --------  --------
      Net cash provided by operating activities............   11,769     8,256
                                                            --------  --------
Financing activities
  Proceeds from notes payable to affiliate.................   42,965    32,900
  Capital contributions....................................      168     5,537
  Net transactions with affiliates.........................      192       137
                                                            --------  --------
      Net cash provided by financing activities............   43,325    38,574
                                                            --------  --------
Investing activities
  Capital contributions to Primestar.......................   (3,134)   (5,537)
  Capital expenditures.....................................  (46,946)  (30,680)
  Subscriber installation costs............................  (10,970)  (10,613)
                                                            --------  --------
      Net cash used in investing activities................  (61,050)  (46,830)
                                                            --------  --------
(Decrease) increase in cash and cash equivalents...........   (5,956)       --
Cash and cash equivalents, beginning of period.............    5,956        --
                                                            --------  --------
Cash and cash equivalents, end of period................... $     --  $     --
                                                            ========  ========

             See notes to condensed combined financial statements.

          COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

      CONDENSED COMBINED STATEMENT OF STOCKHOLDER'S DEFICIENCY (UNAUDITED)

                                               ADDITIONAL ACCUMULATED
                                                CAPITAL     DEFICIT    TOTAL
                                               ---------- ----------- --------
                                                   (DOLLARS IN THOUSANDS)
Balance, January 1, 1997......................  $31,633    $(71,490)  $(39,857)
Net loss......................................       --     (27,618)   (27,618)
Capital contributions.........................      168          --        168
                                                -------    --------   --------
Balance, September 30, 1997...................  $31,801    $(99,108)  $(67,307)
                                                =======    ========   ========

             See notes to condensed combined financial statements.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

         NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

                       QUARTER ENDED SEPTEMBER 30, 1997

1.CONDENSED COMBINED FINANCIAL STATEMENTS

  The condensed combined balance sheet as of December 31, 1996 has been condensed from the audited combined balance sheet as of that date. The condensed combined balance sheet as of September 30, 1997, the condensed combined statement of operations for the nine and three months ended September 30, 1997 and 1996, the condensed combined statement of cash flows for the nine months ended September 30, 1997 and 1996 and the condensed combined statement of stockholder's deficiency for the nine months ended September 30, 1997 have been prepared by Comcast Satellite Communications, Inc. ("Comcast Satellite") and Comcast DBS, Inc. ("Comcast DBS," and together with Comcast Satellite, the "Companies") and have not been audited by the Companies' independent auditors. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of September 30, 1997 and for all periods presented have been made.

  Certain information and note disclosures normally included in the Companies' annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed combined financial statements should be read in conjunction with the Companies' December 31, 1996 audited combined financial statements. The results of operations for the periods ended September 30, 1997 are not necessarily indicative of operating results for the full year.

2.RESTRUCTURING OF PRIMESTAR'S OPERATIONS

  Comcast Corporation ("Comcast"), the Companies' parent, and Comcast DBS have entered into an agreement (the "Restructuring Agreement") with PRIMESTAR Partners L.P. ("Primestar") and the affiliates of each of the other partners of Primestar, including TCI Satellite Entertainment, Inc. ("TSAT"), a publicly-traded company. Primestar, in which Comcast DBS holds a 10.4% general and limited partnership interest, is principally engaged in the business of acquiring, originating and/or providing television programming services delivered by satellite through a network of distributors, including Comcast Satellite, throughout the continental United States. The Restructuring Agreement sets forth the principal terms and conditions of a proposed transaction (the "Restructuring Transaction"), through which Comcast Satellite's direct broadcast satellite ("DBS") operations, Primestar and the Primestar-related distribution businesses of the other partners of Primestar will be consolidated into a newly-formed company ("New Primestar"). Comcast Satellite provided DBS services, through a distributorship arrangement with Primestar, to 169,000 subscribers as of September 30, 1997.

  New Primestar will acquire the Primestar partnership interests, subscribers and related assets, as applicable, of the parties to the Restructuring Transaction, in exchange for (i) cash (or assumption of debt in lieu of cash consideration), (ii) shares of Series A Common Stock of New Primestar and (iii) shares of Series C Common Stock of New Primestar, in each case in an amount determined pursuant to the Restructuring Agreement. Comcast will continue to have the right to market and support the Primestar programming services on an agency basis after consummation of the Restructuring Transaction; however, the terms of such arrangement have not yet been determined. Under the terms of the Restructuring Agreement, upon closing of the Restructuring Transaction, and based upon the number of subscribers as of September 30, 1997 it is expected that New PRIMESTAR will assume approximately $75 million of the Companies' debt, and that Comcast would own approximately 10% of New Primestar common equity, both subject to adjustments based on the number of subscribers, inventory amounts and other factors.

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                       QUARTER ENDED SEPTEMBER 30, 1997

  In June 1997, Primestar entered into an agreement with The News Corporation Limited, MCI Telecommunications Corporation and American Sky Broadcasting LLC ("ASkyB"), pursuant to which Primestar (or, under certain circumstances, New Primestar) will acquire certain assets relating to a high-power, DBS business. In exchange for such assets, ASkyB will receive non-voting securities of New Primestar that will be convertible into non-voting common stock of New Primestar and, accordingly, will reduce Comcast's common equity interest in New Primestar to approximately 7% on a fully diluted basis, subject to adjustment.

  These transactions are not conditioned on each other and may close independently. They are expected to close in 1998, subject to receipt of all necessary governmental and regulatory approvals, including the approval of the Federal Communications Commission. There can be no assurance that such approvals will be obtained.

3.INVESTMENT IN PRIMESTAR

  The original cost of Comcast DBS' investment in Primestar was $35.6 million and $32.4 million as of September 30, 1997 and December 31, 1996, respectively. Summarized financial information for Primestar for the nine and three months ended September 30, 1997 and 1996 is presented below (dollars in thousands).

                                                              THREE MONTHS
                                        NINE MONTHS ENDED         ENDED
                                          SEPTEMBER 30,       SEPTEMBER 30,
                                        ------------------  ------------------
                                          1997      1996      1997      1996
                                        --------  --------  --------  --------
   RESULTS OF OPERATIONS
     Revenues.......................... $450,973  $294,634  $158,804  $108,653
     Operating, selling, general and
      administrative expenses..........  476,547   299,294   164,337   107,635
     Depreciation and amortization.....    3,150     2,377     1,192       751
     Operating (loss) income...........  (28,724)   (7,037)   (6,725)      267
     Net (loss) income (1).............  (40,111)   (6,208)  (10,900)      317
   COMCAST DBS' EQUITY IN NET (LOSS)
    Income.............................   (4,352)     (657)   (1,291)       15

                                                                  SEPTEMBER 30,
                                                                      1997
                                                                  -------------
   FINANCIAL POSITION
     Current assets..............................................   $160,014
     Noncurrent assets...........................................    560,238
     Current liabilities.........................................    628,767
     Noncurrent liabilities......................................      4,023

  --------
  (1) Net loss also represents loss from continuing operations before extraordinary items and cumulative effect of changes in accounting principle.

  Primestar has suffered recurring losses from operations and its 1997 operating budget reflects cash requirements which are in excess of the current aggregate capital commitment of its partners. Primestar's credit facility becomes due on September 30, 1998. Presently, the partners determine the amount of additional capital commitments to Primestar on a quarterly basis. Primestar is currently negotiating to refinance its credit facility and Primestar's management believes either such refinancing will occur prior to its expiration or that the due date of the credit facility will be extended until refinancing occurs. To the

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

                       QUARTER ENDED SEPTEMBER 30, 1997

  extent not earlier refinanced by Primestar, New Primestar will be required to refinance the Primestar Credit Facility. There can be no assurance that Primestar or New Primestar will be able to refinance the credit facility. Management of Comcast DBS does not believe that these matters result in the impairment of its investment in Primestar as of September 30, 1997.

  Under the Primestar limited partnership agreement, Comcast DBS has agreed to fund its share of any capital contributions and/or loans to Primestar that might be agreed upon from time to time by the partners of Primestar. Additionally, Comcast DBS, as a general partner of Primestar, is liable as a matter of partnership law for all debts of Primestar in the event the liabilities of Primestar were to exceed its assets. Primestar has contingent liabilities related to legal and other matters arising in the ordinary course of its business. Management of Primestar is unable to assess the impact, if any, of such matters on Primestar's financial position, results of operations or liquidity.

  As of September 30, 1997, indirect wholly owned subsidiaries of Comcast had unused irrevocable standby letters of credit totaling $98.1 million to cover potential fundings to Primestar.

4.NOTES PAYABLE TO AFFILIATE

  As of September 30, 1997 and December 31, 1996, notes payable to affiliate consist of the following notes payable to a subsidiary of Comcast (dollars in thousands):

                                                   SEPTEMBER 30, DECEMBER 31,
                                                       1997          1996
                                                   ------------- ------------
   Comcast Satellite Revolving Credit Note,
    interest at 10.00%, payable on demand.........   $164,900      $124,900
   Comcast DBS Revolving Credit Note, interest at
    9.50%, payable on demand......................      9,536         6,571
                                                     --------      --------
                                                     $174,436      $131,471
                                                     ========      ========

  In October 1997 and November 1997, Comcast Satellite borrowed an additional $18.0 million from the Comcast Subsidiary under the Comcast Satellite Revolving Credit Note. Maximum available borrowings under the Comcast Satellite Revolving Credit Note and the Comcast DBS Revolving Credit Note are $200.0 million and $20.0 million, respectively. As the subsidiary of Comcast will not demand payment of the Revolving Credit Notes until after September 30, 1998, the Revolving Credit Notes have been classified as long-term in the condensed combined balance sheet.

5.RELATED PARTY TRANSACTIONS

  Comcast Satellite purchases certain services, including insurance and employee benefits, from Comcast under cost-sharing arrangements on terms that reflect Comcast's actual cost. Comcast Satellite reimburses Comcast for certain other costs under cost-reimbursement arrangements. Under all of these arrangements, Comcast Satellite incurred expenses of $1.8 million, $1.1 million, $0.7 million and $0.4 million during the nine and three months ended September 30, 1997 and 1996, respectively.

  Comcast Satellite purchases programming services from Primestar for a fee based upon the number of subscribers receiving programming services. In addition, Primestar arranges for satellite capacity and uplink services and provides national marketing and administrative support services. During the nine and three months ended September 30, 1997 and 1996, expenses relating to such services were $37.2 million, $19.2 million, $13.9 million and $7.6 million, respectively. As of September 30, 1997 and December 31,

         COMCAST SATELLITE COMMUNICATIONS, INC. AND COMCAST DBS, INC.

         NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

                       QUARTER ENDED SEPTEMBER 30, 1997

  1996, accounts payable and accrued expenses include $11.8 million and $7.2 million, respectively, payable to Primestar for such services.

6.CONTINGENCIES

  Comcast Satellite is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Comcast Satellite's financial position, results of operations or liquidity.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                            SELECTED FINANCIAL DATA

  The following table presents summary financial data relating to the Company's (as defined in the Notes to Combined Financial Statements) historical combined financial position as of September 30, 1997 and December 31, 1996, 1995, 1994, 1993 and 1992 and the combined results of operations for the nine months ended September 30, 1997 and 1996, the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995, 1994, 1993 and 1992. The summary financial data as of September 30, 1997 and for the nine months then ended are unaudited; however, in the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial information for such period. Summary financial data as of September 30, 1997 and December 31, 1996, 1995 and 1994 and for the nine months ended September 30, 1997 and 1996, the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995 and 1994 are derived from the combined financial statements of the Company for the corresponding periods. The historical data for the other periods presented has been derived from unaudited information. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and is qualified in its entirety to the historical combined financial statements, including the notes thereto, of the Company.

  The combined financial statements have been prepared giving effect to the merger of MediaOne, Inc. ("MediaOne") with and into U S WEST, Inc. ("U S WEST") on November 15, 1996 (the "Merger"). The portion of the aggregate purchase price attributed to the Company is based upon the estimated fair value of the underlying investment in PrimeStar Partners L.P. ("PrimeStar") and the related direct broadcast satellite ("DBS") operations.

                                                    SUCCESSOR  PREDECESSOR SUCCESSOR                PREDECESSOR
                                                    ---------  ----------- --------- --------------------------------------------
                                                                            PERIOD    PERIOD
                                                                           NOVEMBER  JANUARY 1
                                                      NINE MONTHS ENDED      15 TO      TO
                                                        SEPTEMBER 30,      DECEMBER  NOVEMBER     YEARS ENDED DECEMBER 31,
                                                    ----------------------    31,       14,    ----------------------------------
                                                      1997        1996       1996      1996     1995     1994     1993     1992
                                                    ---------  ----------- --------- --------- -------  -------  -------  -------
                                                                                 (IN THOUSANDS)
Summary Statement of Operations Data:
 Revenues..................................         $ 77,955     $48,464    $10,561   $58,318  $37,050  $ 6,030  $ 1,755  $ 1,045
 Operating, Selling, General and
  Administrative Expense...................           65,591      41,412      9,804    50,303   32,704    8,059    2,759    2,520
 Depreciation and Amortization.............           18,875       9,778      2,859    11,881    7,356    1,844      391      232
                                                    --------     -------    -------   -------  -------  -------  -------  -------
   Operating Loss..........................           (6,511)     (2,726)    (2,102)   (3,866)  (3,010)  (3,873)  (1,395)  (1,707)
 Equity in Net Loss of PrimeStar...........            4,886         646        187     1,643    4,372    5,794    3,661    1,900
 Other Expense (Income), Net...............           (1,333)      4,009        (89)    4,248    1,535   (1,806)  (1,101)    (839)
                                                    --------     -------    -------   -------  -------  -------  -------  -------
   Net Loss................................         $(10,064)    $(7,381)   $(2,200)  $(9,757) $(8,917) $(7,861) $(3,955) $(2,768)
--------------------------------------------------
                                                    ========     =======    =======   =======  =======  =======  =======  =======

                                SUCCESSOR                  PREDECESSOR
                          ----------------------  ---------------------------------
                                               YEARS ENDED DECEMBER 31,
                          SEPTEMBER 30, -------------------------------------------
                              1997        1996     1995     1994     1993     1992
                          ------------- --------  -------  -------  -------  ------
                                             (IN THOUSANDS)
Summary Balance Sheet
 Data:
 Property, Plant and
  Equipment, Net........    $154,398    $132,636  $73,607  $21,460  $ 2,586  $2,359
 Investment in
  PrimeStar.............      31,984      33,931    5,391    2,674    9,222     --
 Total Assets...........     257,237     230,136  104,800   39,429   18,496   6,918
 Due to Parent..........     209,882     178,698  115,143   50,873   29,346  13,836
 Group Equity
  (Deficiency)..........     (12,264)     (2,200) (27,825) (18,908) (11,047) (7,092)

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

  Certain financial information concerning the Company's (as defined in the Notes to Combined Financial Statements) operations is presented below. For purposes of this table, the operations of the Predecessor Corporation (as defined in the Notes to Combined Financial Statements) for the period January 1, 1996 to November 14, 1996 have been combined with those of the Successor Corporation (as defined in the Notes to Combined Financial Statements) for the period November 15, 1996 to December 31, 1996.

                               NINE MONTHS ENDED
                                 SEPTEMBER 30,      YEARS ENDED DECEMBER 31,
                               ------------------  ----------------------------
                                 1997      1996      1996      1995      1994
                               --------  --------  --------  --------  --------
                                              (IN THOUSANDS)
Revenue:
  Programming and Equipment..  $ 70,303  $ 40,636  $ 57,490  $ 26,356  $  3,498
  Installation...............     7,652     7,828    11,389    10,694     2,532
                               --------  --------  --------  --------  --------
    Total Revenue............    77,955    48,464    68,879    37,050     6,030
                               --------  --------  --------  --------  --------
Costs and Expenses:
  Programming, Satellite,
   National Marketing and
   Distribution Charges from
   PrimeStar.................    40,985    25,063    35,644    16,759     2,173
  Charges from Parent........       446       696       875       412       264
  Other Operating............     6,953     4,186     6,265     2,986     1,496
  Other Selling, General and
   Administrative............    17,207    11,467    17,323    12,547     4,126
                               --------  --------  --------  --------  --------
                                 65,591    41,412    60,107    32,704     8,059
                               --------  --------  --------  --------  --------
Operating Cash Flow (Deficit)
 (1).........................    12,364     7,052     8,772     4,346    (2,029)
Depreciation and
 Amortization................    18,875     9,778    14,740     7,356     1,844
                               --------  --------  --------  --------  --------
Operating Loss...............    (6,511)   (2,726)   (5,968)   (3,010)   (3,873)
                               --------  --------  --------  --------  --------
Other Expense:
  Interest to Parent.........     4,591     8,868    11,914     7,464     2,974
  Equity in Net Loss of
   PrimeStar.................     4,886       646     1,830     4,372     5,794
  Other......................       123        62        87        16       461
                               --------  --------  --------  --------  --------
    Total....................     9,600     9,576    13,831    11,852     9,229
                               --------  --------  --------  --------  --------
Loss Before Income Taxes.....  $(16,111) $(12,302) $(19,799) $(14,862) $(13,102)
                               ========  ========  ========  ========  ========

--------
(1) Operating Cash Flow is a commonly used measure of value and borrowing capacity within the Company's industry, and is not intended to be a substitute for a measure of performance or as an alternative to cash flows from operating activities (measured in accordance with generally accepted accounting principles). Furthermore, Operating Cash Flow may not be comparable to similarly titled measures reported by other companies. Operating Cash Flow should be viewed together with cash flows measured in accordance with generally accepted accounting principles. For information concerning such cash flows, see Liquidity and Capital Resources below and the combined statements of cash flows included in the accompanying combined financial statements of the Company.

General

  The Company distributes the direct broadcast satellite business ("DBS") services of PrimeStar (as defined in the Notes to Combined Financial Statements). PrimeStar acts as a wholesaler of DBS services nationwide, providing

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                            CONDITION--(CONTINUED)

programming and satellite transmission services to local distributors, including the Company, who in turn sell to, service and collect monthly fees from subscribers. In addition, the Company leases equipment to subscribers as part of its monthly billing for service. The Company served approximately 166,000 of PrimeStar's 1,815,000 subscribers as of September 30, 1997. In addition, the Company holds MediaOne's investment in PrimeStar.

  The following discussion and analysis provides information concerning the results of operations and financial condition of the Company and should be read in conjunction with the accompanying combined financial statements of the Company.

  Since July 1994, when PrimeStar completed its conversion from an analog to a digital signal, the Company has experienced significant growth in subscribers and thus, the number of authorized integrated receiver descramblers in service ("Authorized Units"). In this regard, the number of Authorized Units was 193,900, 162,500, 90,200, and 24,400 at September 30, 1997, December 31, 1996,
1995 and 1994, respectively. To the extent not otherwise described, increases in the Company's revenue and operating, selling, general and administrative expenses, as detailed below, are primarily related to such growth in Authorized Units. The Company is operating in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect the Company's ability to continue to achieve significant growth in Authorized Units and revenue.

Summary of Operations

  The Company reported net losses of $10,064,000, $7,381,000, $11,957,000,
$8,917,000 and $7,861,000 during the nine months ended September 30, 1997 and 1996, and the years ended December 31, 1996, 1995 and 1994, respectively. The Company believes that improvements in its results of operations are largely dependent upon its ability to increase its subscriber base, and effectively manage its pricing structure and costs. No assurance can be given that any such improvements will occur.

The Years Ended December 31, 1996, 1995 and 1994

  For purposes of this discussion, the twelve months ended December 31, 1996 refers to the Predecessor Corporation for the period January 1, 1996 to November 14, 1996 combined with the Successor Corporation for the period November 15, 1996 to December 31, 1996.

  Revenue increased $31,829,000 or 86% in 1996 and $31,020,000 or 514% in
1995, as compared to the corresponding prior year. The Company's average monthly revenue per Authorized Unit, excluding installation revenue, was $38.02, $38.53 and $32.37 during 1996, 1995 and 1994, respectively. The 1%
decrease in the average monthly revenue per Authorized Unit in 1996 was primarily the result of a 1996 promotional campaign. The 19% increase from 1994 to 1995 in the average monthly revenue per Authorized Unit is primarily attributable to the full year effect of the higher basic service rates and the increased availability of premium and pay-per-view services that resulted from the conversion from an analog to a digital signal in July, 1994. The average installation revenue from each Authorized Unit installed was $124, $180 and $138 during 1996, 1995 and 1994, respectively. The decrease from 1995 to 1996 is primarily attributable to certain promotional campaigns that were in effect during 1996.

  PrimeStar provides programming services to the Company and other authorized distributors in exchange for a fee based upon the number of subscribers receiving programming services. PrimeStar also arranges for satellite capacity and uplink services, and provides national marketing and administrative support services, in exchange

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                            CONDITION--(CONTINUED)

for a separate authorization fee from each distributor, including the Company, also based on such distributor's total number of subscribers. The aggregate charges for such programming and authorization fees increased $18,885,000 or 113% and $14,586,000 or 671% during 1996 and 1995, respectively, as compared to the corresponding prior year. The average aggregate monthly amount per subscriber charged by PrimeStar was $27.50, $26.86 and $22.63 during 1996, 1995 and 1994, respectively. The increase in 1995 reflects higher programming expenses incurred by PrimeStar following the conversion from an analog to a digital signal in July 1994 and an increase in the number of channels available to subscribers. Other operating expenses increased $3,279,000 or 110% and $1,490,000 or 100% during 1996 and 1995, respectively, as compared to the corresponding prior year.

  MediaOne provides certain corporate services to the Company. Fees related to such services totaled $875,000, $412,000 and $264,000 for the years ended December 31, 1996, 1995 and 1994, respectively, and are generally based upon the estimated cost of the services provided.

  Other selling, general and administrative expenses increased $4,776,000 or 38% and $8,421,000 or 204% during 1996 and 1995, respectively, as compared to the corresponding prior year. These increases resulted primarily from certain promotional campaigns that were in effect during 1996 and 1995 and increases in wages and other costs.

  Depreciation and amortization expense increased $7,384,000 or 100% and $5,512,000 or 299% during 1996 and 1995, respectively, as compared to the corresponding prior year, as the result of increases in the Company's depreciable assets due primarily to increases in the amount of satellite reception equipment deployed by the Company. Amortization expense for the period November 15, 1996 to December 31, 1996 increased by $167,000 due to amortization of intangibles recorded in connection with the Merger (as defined in the Notes to Combined Financial Statements).

  The Company's share of PrimeStar's net losses decreased $2,542,000 or 58% and $1,422,000 or 25% during 1996 and 1995, respectively, as compared to the corresponding prior year. Such decreases are primarily attributable to a significant increase in the revenue derived by PrimeStar from the Company and other distributors for the PrimeStar service. Historically, PrimeStar's operating deficits have been funded by capital contributions from the Company and the other partners of PrimeStar. To the extent that future subscriber growth does not generate increases in PrimeStar's revenue sufficient to offset its operating costs and expenses, the Company anticipates that any such operating deficit would be funded by PrimeStar's then existing sources of liquidity, or by increases in the above-described programming and authorization fees charged by PrimeStar to the Company and other authorized distributors.

  The Company incurred interest expense of $11,914,000, $7,464,000 and $2,974,000 during the years ended December 31, 1996, 1995 and 1994, respectively. All such interest expense was incurred on advances from MediaOne.

The Nine Months Ended September 30, 1997 and September 30, 1996

  Revenue increased $29,491,000 or 61% for the nine months ended September 30, 1997 compared to the corresponding period in the prior year. This increase is primarily attributable to a 42% increase in the number of subscribers to approximately 166,000 as of September 30, 1997.

  Programming and other charges from PrimeStar increased $15,922,000 or 64% for the nine months ended September 30, 1997 compared to the corresponding period in the prior year. These amounts are charged to the

                                MEDIAONE, INC.


                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                            CONDITION--(CONTINUED)

Company on a per-subscriber basis, and have increased commensurately with the growth in revenues. Other operating expenses increased $2,767,000 or 66% as compared to the corresponding amounts in 1996 primarily due to the aforementioned growth in the business.

  Other selling, general and administrative expenses increased $5,740,000 or 50% primarily due to continued growth in the business and related increases in marketing and sales costs.

  Depreciation and amortization expense increased $9,097,000 or 93% as compared to the corresponding period in the prior year. This increase is the result of the growth in property, plant and equipment due to subscriber growth and $990,000 in additional amortization expense due to intangibles recorded in connection with the Merger (as defined in the Notes to Combined Financial Statements). The Merger did not have a significant effect on depreciation expense.

  The Company's share of losses from PrimeStar increased $4,240,000 or 656%. Approximately $714,000 of this increase results from amortization of the excess of fair value over the underlying net assets of PrimeStar that was recorded in connection with the Merger. The remaining increase in the Company's share of PrimeStar's losses was caused by increased operating losses of PrimeStar.

  Interest expense decreased $4,277,000 or 48% for the nine months ended September 30, 1997 as compared to the corresponding period in the prior year. This decrease is primarily due to a decrease in interest charges from MediaOne. All such interest expense was incurred on advances from MediaOne.

Liquidity and Capital Resources

  Each of the partners of PrimeStar, including MediaOne, have entered into an agreement whereby each partner's DBS subscribers and certain assets will be contributed to a newly formed company, PRIMESTAR, Inc. In exchange, each partner, including MediaOne, will receive a combination of cash and stock in PRIMESTAR, Inc. The transaction is subject to various approvals and is expected to close in early 1998. In a related transaction, an agreement has been entered into whereby the satellite assets controlled by News Corp. and its partner MCI Communications Corporation will be purchased by PRIMESTAR, Inc. in exchange for non-voting convertible securities. The transaction is subject to various approvals.

  The Company believes that cash generated by operations may not be adequate to meet its ongoing operating and capital expenditure requirements. Financing from MediaOne will provide such funding. Amounts paid by MediaOne on behalf of the Company are reflected in Accounts Payable--Affiliates and Due to Parent on the accompanying combined balance sheets. Advances from MediaOne bear interest at rates reflecting MediaOne's cost of capital. If funding from MediaOne was not available, the Company may need to secure financing from external sources.

  During the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company's operating activities provided (used) cash of $12,485,000, $16,879,000, $2,397,000 and $(1,375,000), respectively.
Most of the cash provided by the Company's operating activities during these periods is attributable to changes in the Company's receivables, prepaids, accruals and payables ("Operating Assets and Liabilities"). The timing and amount of changes in the balances of the Company's Operating Assets and Liabilities are subject to a variety of factors, certain of which are outside of the control of, or not easily predicted by, the Company.

                                MEDIAONE, INC.


                      DIRECT BROADCAST SATELLITE BUSINESS

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                            CONDITION--(CONTINUED)

  During the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company used cash of $39,647,000, $73,602,000,
$59,503,000 and $20,718,000, respectively, to fund capital expenditures. The Company expects that the majority of estimated future capital expenditures will be used for the acquisition and installation of satellite reception equipment. The actual amount of capital to be required will be primarily a function of (i) subscriber growth, and (ii) changes in the cost of equipment. As of September 30, 1997, the Company's future minimum commitments to purchase satellite reception equipment aggregated approximately $9,200,000.

  In 1993 and 1994, PrimeStar issued Promissory Notes (the "Notes") totaling $14,918,554 in connection with bridge financing for the construction of two high-powered satellites. In March 1994, the Notes and accrued interest of approximately $169,000 were repaid in full to the Company by PrimeStar.

  The Company believes that the net proceeds from funds generated by the Company's operating activities along with advances from MediaOne will be sufficient to fund the Company's working capital, capital expenditures and general corporate purposes.

  A wholly owned subsidiary of MediaOne has issued two standby letters of credit totaling approximately $98,125,000 as of September 30, 1997 on behalf of PrimeStar (i) to guarantee a portion of debt incurred by PrimeStar in connection with the construction of two high-powered satellites and (ii) in connection with a long-term lease agreement entered into by PrimeStar to secure additional medium-powered satellite capacity. Prior to the Merger, these letters of credit were collateralized by certain marketable equity securities of MediaOne. The standby letters of credit are currently guaranteed by a subsidiary of U S WEST. As a result of these commitments and other qualitative factors, the Company accounts for its approximate 10% investment in PrimeStar using the equity method.

  Pursuant to the PrimeStar Partnership Agreement, a subsidiary of MediaOne has agreed to fund its share of any capital contributions and/or loans to PrimeStar that might be agreed upon from time to time by the partners of PrimeStar. Additionally, as a general partner of PrimeStar, such subsidiary may be liable as a matter of partnership law for all debts of PrimeStar in the event the liabilities of PrimeStar were to exceed its assets.

Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income", and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". These pronouncements will be effective in 1998. SFAS No. 130 establishes standards for reporting comprehensive income items and will require that companies provide a separate statement of comprehensive income; reported financial statement amounts will not be affected by this adoption. SFAS No. 131 establishes standards for reporting information about the operating segments in annual reports and interim reports.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                         INDEPENDENT AUDITORS' REPORT

  We have audited the accompanying combined balance sheet of MediaOne, Inc.-- Direct Broadcast Satellite Business (the "Company") as of December 31, 1996 and the related combined statements of operations, changes in group equity (deficiency), and cash flows for the period November 15, 1996 (following the merger of the Company's parent into a wholly-owned subsidiary of U S WEST, Inc.) through December 31, 1996. We have also audited the combined balance sheet of the Direct Broadcast Satellite Business of Continental Cablevision, Inc. (the "Predecessor Corporation") as of December 31, 1995 and the related combined statements of operations, changes in group equity (deficiency), and cash flows for the twelve months ended December 31, 1994 and 1995, and the period January 1, 1996 through November 14, 1996. These financial statements are the responsibility of the Company and the Predecessor Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of PrimeStar Partners, L.P., the Company's investment in which is accounted for using the equity method. The Company's equity of $33,931,000 and $5,391,000 in PrimeStar Partners, L.P., at December 31, 1996 and 1995, respectively, and of $187,000, $1,643,000, $4,372,000, and $5,794,000 in that company's net loss for the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and for the years ended December 31, 1995 and 1994, respectively, are included in the accompanying financial statements. The financial statements of PrimeStar Partners, L.P., were audited by other auditors whose report (which includes an explanatory paragraph regarding PrimeStar Partners, L.P.'s ability to continue as a going concern) has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  As discussed in Note 1 to the financial statements, MediaOne, Inc., formerly Continental Cablevision, Inc. (the Company's parent) was acquired by U S WEST, Inc. effective November 15, 1996. The transaction was accounted for using the purchase method of accounting whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair value. Accordingly, the balance sheet and the statements of operations, changes in group equity (deficiency) and cash flows of the Predecessor Corporation for the periods referred to in the first paragraph of this report are not comparable with those presented for the Company.

  In our opinion, based on our audits and the reports of the other auditors, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and the results of their operations and their cash flows for the period November 15, 1996 (following the merger of the Company's parent into a wholly-owned subsidiary of U S WEST, Inc.) through December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, based on our audits and the reports of the other auditors, the combined financial statements of the Predecessor Corporation present fairly, in all material respects, the financial position of the Predecessor Corporation at December 31, 1995 and the results of their operations, and their cash flows for the twelve months ended December 31, 1994 and 1995, and the period January 1, 1996 through November 14, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
August 8, 1997

                                 MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                                           DECEMBER 31,
                                                                                       SEPTEMBER 30, -------------------------
                                                                                           1997         1996         1995
                                                                                       ------------- ----------- -------------
                                                                                        (SUCCESSOR)  (SUCCESSOR) (PREDECESSOR)
                                                                                        (UNAUDITED)
                                        ASSETS
Cash..................................................................................    $ 1,476     $    393     $    132
Accounts receivable, net..............................................................      8,168        4,214        5,961
Supplies..............................................................................      3,370        3,239        2,044
Investment in PrimeStar...............................................................     31,984       33,931        5,391
Tax allocation receivable.............................................................     25,560       22,530       15,301
Deferred income taxes.................................................................        --           --         2,240
Property, plant and equipment, net....................................................    154,398      132,636       73,607
Other assets, net.....................................................................        349          271          124
Goodwill, net.........................................................................     31,932       32,922          --
                                                                                          -------     --------     --------
    Total.............................................................................    257,237     $230,136     $104,800
                                                                                          =======     ========     ========
                      LIABILITIES AND GROUP EQUITY (DEFICIENCY)
Accounts payable--trade...............................................................    $ 4,113     $  5,219     $  2,372
Accounts payable--affiliates..........................................................     30,263       23,195       10,246
Accrued expenses......................................................................     11,826        8,778        4,864
Deferred income taxes.................................................................     13,417       16,446          --
Due to parent.........................................................................    209,882      178,698      115,143
                                                                                          -------     --------     --------
    Total liabilities.................................................................    269,501      232,336      132,625
                                                                                          -------     --------     --------
Commitments and contingencies (note 8)................................................
Group equity (deficiency).............................................................    (12,264)      (2,200)     (27,825)
                                                                                          -------     --------     --------
    Total.............................................................................    257,237     $230,136     $104,800
--------------------------------------------------
                                                                                          =======     ========     ========

                  See notes to combined financial statements.

                                 MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                           NINE MONTHS
                                                       ENDED SEPTEMBER 30,
                                                    -------------------------
                                                       1997         1996
                                                    ----------- -------------
                                                    (SUCCESSOR) (PREDECESSOR)
                                                           (UNAUDITED)
Revenues..................................           $ 77,955      $48,464
Costs and expenses:
 Programming and other charges from
  PrimeStar...............................             40,985       25,063
 Charges from Parent......................                446          696
 Other operating..........................              6,953        4,186
 Other selling, general and
  administrative..........................             17,207       11,467
 Depreciation and amortization............             18,875        9,778
                                                     --------      -------
   Total..................................             84,466       51,190
                                                     --------      -------
Operating loss............................             (6,511)      (2,726)
                                                     --------      -------
Other expense:
 Interest to Parent.......................              4,591        8,868
 Equity in net loss of PrimeStar..........              4,886          646
 Other....................................                123           62
                                                     --------      -------
   Total..................................              9,600        9,576
                                                     --------      -------
Loss before income taxes..................            (16,111)     (12,302)
Income tax benefit........................              6,047        4,921
                                                     --------      -------
   Net loss...............................           $(10,064)     $(7,381)
                                                     ========      =======
                                                       PERIOD       PERIOD
                                                    NOVEMBER 15    JANUARY 1
                                                      THROUGH       THROUGH     YEARS ENDED DECEMBER 31,
                                                    DECEMBER 31, NOVEMBER 14,  ---------------------------
                                                        1996         1996          1995          1994
                                                    ------------ ------------- ------------- -------------
                                                    (SUCCESSOR)  (PREDECESSOR) (PREDECESSOR) (PREDECESSOR)
Revenues..................................            $10,561       $58,318       $37,050       $ 6,030
Costs and expenses:
 Programming and other charges from
  PrimeStar...............................              5,393        30,251        16,759         2,173
 Charges from Parent......................                109           766           412           264
 Other operating..........................              1,108         5,157         2,986         1,496
 Other selling, general and
  administrative..........................              3,194        14,129        12,547         4,126
 Depreciation and amortization............              2,859        11,881         7,356         1,844
                                                    ------------ ------------- ------------- -------------
   Total..................................             12,663        62,184        40,060         9,903
                                                    ------------ ------------- ------------- -------------
Operating loss............................             (2,102)       (3,866)       (3,010)       (3,873)
                                                    ------------ ------------- ------------- -------------
Other expense:
 Interest to Parent.......................              1,234        10,680         7,464         2,974
 Equity in net loss of PrimeStar..........                187         1,643         4,372         5,794
 Other....................................                 15            72            16           461
                                                    ------------ ------------- ------------- -------------
   Total..................................              1,436        12,395        11,852         9,229
                                                    ------------ ------------- ------------- -------------
Loss before income taxes..................             (3,538)      (16,261)      (14,862)      (13,102)
Income tax benefit........................              1,338         6,504         5,945         5,241
                                                    ------------ ------------- ------------- -------------
   Net loss...............................            $(2,200)      $(9,757)      $(8,917)      $(7,861)
                                                    ============ ============= ============= =============

                  See notes to combined financial statements.

                                 MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 PERIOD       PERIOD
                                                           NINE MONTHS        NOVEMBER 15    JANUARY 1
                                                       ENDED SEPTEMBER 30,      THROUGH       THROUGH
                                                    ------------------------- DECEMBER 31, NOVEMBER 14,
                                                       1997         1996          1996         1996
                                                    ----------- ------------- ------------ -------------
                                                    (SUCCESSOR) (PREDECESSOR) (SUCCESSOR)  (PREDECESSOR)
                                                           (UNAUDITED)
Operating activities:
 Net loss.................................           $ (10,064)   $ (7,381)     $ (2,200)    $ (9,757)
 Adjustments to reconcile net loss to net
  cash provided (used) by operating
  activities:
  Depreciation and amortization...........              18,875       9,778         2,859       11,881
  Equity in net loss of PrimeStar.........               4,886         646           187        1,643
  Deferred income taxes...................              (3,029)       (348)         (119)        (504)
 Changes in working capital:
  Accounts receivable, supplies and
   other..................................              (7,193)     (4,118)         (203)      (6,608)
  Accounts payable and accrued expenses...               9,010      11,514         1,571       18,129
                                                     ---------    --------      --------     --------
 Net cash provided (used) by operating
  activities..............................              12,485      10,091         2,095       14,784
                                                     ---------    --------      --------     --------
Investing activities:
 Expenditures for property, plant and
  equipment...............................             (39,647)    (51,068)      (13,855)     (59,747)
 Investments in PrimeStar.................              (2,939)     (5,528)       (1,043)      (5,528)
 Advances under promissory note--
  PrimeStar...............................                 --          --            --           --
 Repayment of promissory note by
  PrimeStar...............................                 --          --            --           --
                                                     ---------    --------      --------     --------
 Net cash used in investing activities....             (42,586)    (56,596)      (14,898)     (65,275)
                                                     ---------    --------      --------     --------
Financing activities:
 Advances from parent, net................              31,184      46,556        13,019       50,536
                                                     ---------    --------      --------     --------
 Net cash provided by financing
  activities..............................              31,184      46,556        13,019       50,536
                                                     ---------    --------      --------     --------
Net increase in cash......................               1,083          51           216           45
Cash at beginning of period...............                 393         132           177          132
                                                     ---------    --------      --------     --------
Cash at end of period.....................           $   1,476    $    183      $    393     $    177
                                                     =========    ========      ========     ========
                                                     YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                        1995          1994
                                                    ------------- -------------
                                                    (PREDECESSOR) (PREDECESSOR)
Operating activities:
 Net loss.................................            $ (8,917)     $ (7,861)
 Adjustments to reconcile net loss to net
  cash provided (used) by operating
  activities:
  Depreciation and amortization...........               7,356         1,844
  Equity in net loss of PrimeStar.........               4,372         5,794
  Deferred income taxes...................                (656)           67
 Changes in working capital:
  Accounts receivable, supplies and
   other..................................              (9,778)       (8,654)
  Accounts payable and accrued expenses...              10,020         7,435
                                                    ------------- -------------
 Net cash provided (used) by operating
  activities..............................               2,397        (1,375)
                                                    ------------- -------------
Investing activities:
 Expenditures for property, plant and
  equipment...............................             (59,503)      (20,718)
 Investments in PrimeStar.................              (7,089)       (8,166)
 Advances under promissory note--
  PrimeStar...............................                 --         (6,149)
 Repayment of promissory note by
  PrimeStar...............................                 --         14,919
                                                    ------------- -------------
 Net cash used in investing activities....             (66,592)      (20,114)
                                                    ------------- -------------
Financing activities:
 Advances from parent, net................              64,270        21,527
                                                    ------------- -------------
 Net cash provided by financing
  activities..............................              64,270        21,527
                                                    ------------- -------------
Net increase in cash......................                  75            38
Cash at beginning of period...............                  57            19
                                                    ------------- -------------
Cash at end of period.....................            $    132      $     57
                                                    ============= =============

                  See notes to combined financial statements.

                                 MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

          COMBINED STATEMENTS OF CHANGES IN GROUP EQUITY (DEFICIENCY)
                           (SUCCESSOR, IN THOUSANDS)

                                                                    GROUP EQUITY
                                                                    (DEFICIENCY)
                                                                    ------------
Balance, November 15, 1996.........................................   $    --
  Net Loss.........................................................     (2,200)
                                                                      --------
Balance, December 31, 1996.........................................     (2,200)
  Net Loss (unaudited).............................................    (10,064)
                                                                      --------
Balance, September 30, 1997 (unaudited)............................   $(12,264)
                                                                      ========

                  See notes to combined financial statements.

                                 MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

          COMBINED STATEMENTS OF CHANGES IN GROUP EQUITY (DEFICIENCY)
                          (PREDECESSOR, IN THOUSANDS)

                                                                    GROUP EQUITY
                                                                    (DEFICIENCY)
                                                                    ------------
Balance, January 1, 1994...........................................   $(11,047)
  Net Loss.........................................................     (7,861)
                                                                      --------
Balance, December 31, 1994.........................................    (18,908)
  Net Loss.........................................................     (8,917)
                                                                      --------
Balance, December 31, 1995.........................................    (27,825)
  Net Loss.........................................................     (9,757)
                                                                      --------
Balance, November 14, 1996.........................................   $(37,582)
                                                                      ========

                  See notes to combined financial statements.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

                    NOTES TO COMBINED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)

(1)ORGANIZATION

   The accompanying combined financial statements present the financial position, results of operations, and cash flows of the direct broadcast satellite ("DBS") television businesses of MediaOne, Inc. ("MediaOne", formerly Continental Cablevision, Inc. ("CCI")). The accounts of the DBS businesses (hereinafter referred to as the Company) include MediaOne's investment in PrimeStar Partners L.P. ("PrimeStar"), a partnership established for the purpose of providing wholesale DBS services nationwide, and certain subsidiaries of MediaOne which distribute PrimeStar programming services to subscribers for a monthly service fee.

   MediaOne is a provider of broadband communications services with operations and investments encompassing cable television systems, international broadband communication ventures, telecommunications and technology ventures and programming services. MediaOne was merged with and into U S WEST, Inc. ("U S WEST") (the "Merger") on November 15, 1996 (the "Merger Date"), and, as discussed below, the accompanying combined financial statements reflect the change in accounting basis resulting from the Merger. The "Predecessor Corporation" refers to the Company for periods prior to the Merger Date and the "Successor Corporation" refers to the Company for periods subsequent to the Merger Date. The "Company" refers to both the Predecessor Corporation and the Successor Corporation. MediaOne is a member of the U S WEST Media Group, one of two major groups that make up U S WEST. The other major group of U S WEST, the Communications Group, provides telecommunications services in fourteen western and midwestern states.

   The Company's funding needs for capital expenditures, investing activities, and other general corporate needs are funded by cash provided by the Company's operations and financing from MediaOne. Amounts paid by MediaOne on behalf of the Company are reflected in Accounts Payable-- Affiliates and Due to Parent on the accompanying combined balance sheets. Advances from MediaOne bear interest at rates reflecting MediaOne's cost of capital.

   Each of the partners of PrimeStar, including MediaOne, have entered into an agreement whereby each partner's DBS subscribers and certain assets will be contributed to a newly formed company, PRIMESTAR, Inc. In exchange, each partner, including MediaOne, will receive a combination of cash and stock in PRIMESTAR, Inc. The transaction is subject to various approvals and is expected to close in early 1998. In a related transaction, an agreement has been entered into whereby the satellite assets controlled by News Corp. and its partner, MCI Communications Corporation, will be purchased by PRIMESTAR, Inc. in exchange for non-voting convertible securities. The transaction is subject to various approvals.

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

   The accompanying combined financial statements represent the DBS businesses of MediaOne discussed above. The combined financial statements have been prepared giving effect to the Merger of Continental Cablevision, Inc. with and into U S WEST on November 15, 1996. The portion of the aggregate purchase price attributed to the Company is based upon the estimated fair value of the underlying investment in PrimeStar and the related DBS operations. Unless otherwise noted, the accounting policies of the Company described below are applicable to the accompanying combined financial statements both before and after the Merger.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)

   The Merger was accounted for as a purchase and, accordingly, the accompanying combined financial statements include the operations of the Successor Corporation since the Merger Date. The Company's combined balance sheets at September 30, 1997 and December 31, 1996 include estimates of the fair value of assets and liabilities acquired in connection with the Merger. All such estimates are preliminary and the determination of the fair value of assets and liabilities acquired will be made after appraisals and other studies are completed. With respect to the Company's assets, approximately $23,800,000 was allocated to the investment in PrimeStar, based upon estimated fair value. In addition, approximately $33,089,000 in goodwill was recorded resulting from deferred taxes related to the investment in PrimeStar, recording of a valuation allowance against the Company's net operating loss carryforwards (see Note
   6) and the reversal of the Company's accumulated deficit at November 14, 1996. These items were accounted for in a manner consistent with the treatment of such items at the parent company level.

   Current assets and liabilities were recorded at historical carrying value, as no factors were present which would indicate a change in the expected amount to be realized or paid. Property, plant and equipment were recorded at an amount which approximated the net book value of such assets prior to the Merger; given the relatively short period such assets have been in service, such amount was deemed to approximate replacement cost. Amounts due to affiliates were recorded at the present value of amounts expected to be paid.

   Had the Merger occurred as of January 1, 1995, the Company's results of operations on a pro forma basis would have been as follows (unaudited):

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                         1996          1995
                                                     ------------  ------------
    Revenues........................................ $     68,879  $     37,050
    Loss from operations............................       (7,126)       (4,334)
    Net loss........................................      (13,945)      (11,193)

   All significant intercompany accounts and transactions have been eliminated in the combined financial statements.

   Interim Financial Information

   The accompanying combined financial statements for the nine months ended September 30, 1997 and 1996, including related disclosures in the Notes to Combined Financial Statements, are unaudited. In the opinion of management, such unaudited interim combined financial statements are prepared on a basis consistent with the audited combined financial statements. They contain all adjustments, consisting solely of normal recurring adjustments and accruals, required for a fair presentation of the information contained therein.

   Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at each balance sheet date and during each reporting period. Significant estimates included in the combined financial statements include the assigned useful lives of property, plant and equipment, the carrying value of the Company's investment in PrimeStar, certain accruals and valuation allowances for deferred tax assets. Actual results could differ from those estimates.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)


   Revenue Recognition

   Monthly service revenue, including rental income on equipment leased to subscribers, is recognized in the period that services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. To date, direct selling costs have exceeded installation revenue and have been expensed as incurred. Equipment is leased to subscribers generally on a month-to-month basis, subject to cancellation by the subscriber.

   Allocated Costs

   The accompanying combined financial statements include allocations of certain costs and expenses of MediaOne, primarily overhead incurred for general and administrative functions. Costs are allocated from MediaOne to the Company based primarily on the estimated cost of such services by a third-party. Although such allocations are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis, management believes the resulting allocated amounts are reasonable.

   Investment in PrimeStar

   The Company's investment in PrimeStar, a limited partnership, is accounted for using the equity method. The excess of cost over the underlying value of the net assets of PrimeStar resulting from the Merger is being amortized over a period of approximately 25 years (See Note 3).

   Supplies and Property, Plant and Equipment

   Supplies are stated at the lower of cost or market, using the first-in, first-out method. Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line group method over estimated useful lives of 3 to 15 years. Gains and losses on retirements or sales of property, plant and equipment are generally charged to accumulated depreciation. See Note 5 for additional information.

   Impairment of Long-Lived Assets

   In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. The effect of adopting SFAS No. 121 was not material to the combined financial statements.

   Income Taxes

   Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial reporting and tax bases of existing assets and liabilities. In addition, future tax benefits, such as net operating losses (to the extent not absorbed by income generated by other subsidiaries of MediaOne included in the combined income tax return), are recognized to the extent realization of such benefits is more likely than not. See Note 6 for additional information.

   For federal income tax purposes, the Company's operations are included in consolidated tax returns filed by CCI (in the case of the Predecessor Corporation) or U S WEST (in the case of the Successor

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)

   Corporation). Allocation of income tax consequences to the Company is calculated based upon the extent to which the benefits related to the Company's operations are usable in the consolidated tax filings by other members of the consolidated group. The Company records a tax allocation receivable for such benefits. Any excess benefit over the amount recoverable from an affiliate company is recorded as part of the Company's deferred income tax assets (liabilities).

   Fair Value of Financial Instruments

   The estimated fair value of financial instruments is based upon pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors which could significantly affect the estimates provided, such amounts have not been comprehensively revalued for purposes of these combined financial statements since that date, and current estimates of fair value may differ significantly. At December 31, 1996 and 1995, the carrying value of the Company's financial instruments approximated fair value.

   Allowance for Doubtful Accounts

   The allowance for doubtful accounts at September 30, 1997 and December 31, 1996 and 1995 was $627,000, $1,422,000 and $593,000 respectively.

   Goodwill

   Goodwill represents amounts allocated to the Company by MediaOne in connection with the Merger. Such allocation is based upon the fair values of the related assets. Goodwill is being amortized to expense over 25 years using the straight-line method. Accumulated amortization of goodwill aggregated $1,157,000 and $167,000 at September 30, 1997 and December 31, 1996.

   Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income", and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". These pronouncements will be effective in 1998. SFAS No. 130 establishes standards for reporting comprehensive income items and will require that companies provide a separate statement of comprehensive income; reported financial statement amounts will not be affected by this adoption. SFAS No. 131 establishes standards for reporting information about the operating segments in annual reports and interim reports.

(3)INVESTMENT IN PRIMESTAR

   The Company owns a 10.4% interest in PrimeStar. A wholly owned subsidiary of MediaOne has issued two standby letters of credit totaling approximately $98,125,000 as of September 30, 1997 on behalf of PrimeStar
   (i) to guarantee a portion of debt incurred by PrimeStar in connection with the construction of two high-powered satellites, and (ii) in connection with a long-term lease agreement entered into by PrimeStar to secure additional medium-powered satellite capacity. Prior to the Merger, these letters of credit were collateralized by certain marketable equity securities of MediaOne. The standby letters of credit are currently guaranteed by a subsidiary of U S WEST.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)


   The major components of PrimeStar's financial position and results of operations are as follows:

                                                               DECEMBER 31,
                                               SEPTEMBER 30, -----------------
                                                   1997        1996     1995
                                               ------------- -------- --------
                                                (UNAUDITED)
                                                       (IN THOUSANDS)
   Costs of satellites under construction.....   $543,070    $525,746 $419,256
   Property, plant and equipment..............     17,073      18,131    9,990
   Total assets...............................    720,252     688,273  515,962
   Total liabilities..........................    632,790     589,134  464,121
   Partners' capital..........................     87,462      99,139   51,841

                                NINE MONTHS
                            ENDED SEPTEMBER 30,   YEARS ENDED DECEMBER 31,
                            --------------------  ---------------------------
                              1997       1996       1996      1995     1994
                            ---------  ---------  --------  --------  -------
                                (UNAUDITED)
                                           (IN THOUSANDS)
   Revenues................ $ 450,973  $ 294,634  $412,999  $180,595  $27,841
   Depreciation and
    amortization...........     2,856      2,390     3,261     2,890    2,700
   Operating loss..........   (28,430)    (7,050)  (16,823)  (38,395) (53,034)
   Net loss................   (40,111)    (6,208)  (15,702)  (42,037) (55,716)

(4)TRANSACTIONS WITH PRIMESTAR

   PrimeStar provides programming services to the Company and other authorized distributors in exchange for a fee based on the number of subscribers receiving the respective programming services. In addition, PrimeStar arranges for satellite capacity and uplink services, and provides national marketing and administrative support services in exchange for a separate authorization fee which is also based upon the number of subscribers. For the nine months ended September 30, 1997 and 1996 and the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995 and 1994, the Company recorded programming and authorization fees of $40,985,000, $25,063,000, $5,393,000, $30,251,000, $16,759,000 and $2,173,000,
   respectively. Amounts payable to PrimeStar for programming and authorization fees were $11,919,000, $8,138,000 and $5,618,000 as of
   September 30, 1997, December 31, 1996 and 1995 and are included in Accounts Payable--Affiliates on the accompanying combined balance sheets.

   In 1993 and 1994, PrimeStar issued Promissory Notes to the Company (the "Notes") totaling $14,918,554 in connection with bridge financing for the construction of two high-powered satellites. In March 1994, the Notes and accrued interest of approximately $169,000 were repaid in full to the Company by PrimeStar.

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)


(5)PROPERTY, PLANT AND EQUIPMENT

   The components of property, plant and equipment are as follows:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                               ----------------
                                                                 1996    1995
                                                               -------- -------
                                                                (IN THOUSANDS)
   Reception equipment........................................ $127,787 $78,136
   Equipment and fixtures.....................................    7,468   3,853
                                                               -------- -------
     Total....................................................  135,255  81,989
   Less--accumulated depreciation.............................    2,619   8,382
                                                               -------- -------
     Property, plant and equipment--net....................... $132,636 $73,607
                                                               ======== =======

(6)INCOME TAXES

   The Company is included in the consolidated tax filings made by CCI and, since the date of the Merger, U S WEST. Net operating losses generated by the Company are recognized as assets, to the extent such losses are not used to offset taxable income generated by other subsidiaries of MediaOne or U S WEST. To the extent such losses are absorbed by other subsidiaries, the Company records the benefit of such losses in its financial statements and reflects the amount due from such subsidiaries as a tax allocation receivable, otherwise such losses are reflected in the deferred income tax accounts.

   Income tax benefit consists of:

                               PERIOD            PERIOD         YEARS ENDED
                          NOVEMBER 15, 1996  JANUARY 1, 1996   DECEMBER 31,
                               THROUGH           THROUGH      ----------------
                          DECEMBER 31, 1996 NOVEMBER 14, 1996  1995     1994
                          ----------------- ----------------- -------  -------
                                            (IN THOUSANDS)
   Current:
     Federal.............      $  (960)          $(4,723)     $(4,891) $(4,909)
     State and local.....         (259)           (1,277)        (398)    (399)
   Deferred:
     Federal.............          (98)             (396)         (32)     147
     State and local.....          (21)             (108)        (624)     (80)
                               -------           -------      -------  -------
                               $(1,338)          $(6,504)     $(5,945) $(5,241)
                               =======           =======      =======  =======

   Income tax benefit for all periods presented differs from the amounts computed by applying the Federal income tax rate of 35% as a result of the following:

                                  PERIOD            PERIOD
                             NOVEMBER 15, 1996  JANUARY 1, 1996   YEARS ENDED
                                  THROUGH           THROUGH      DECEMBER 31,
                             DECEMBER 31, 1996 NOVEMBER 14, 1996 1995 AND 1994
                             ----------------- ----------------- -------------
   Computed "expected" tax
    benefit.................       (35.0)%           (35.0)%         (35.0)%
   State and local income
    taxes, net of Federal
    income tax benefit......        (5.0)             (5.0)           (5.0)
   Goodwill amortization....         2.2               --              --
                                   -----             -----           -----
     Total..................       (37.8)%           (40.0)%         (40.0)%
                                   =====             =====           =====

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)


   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                                1996     1995
                                                              --------  -------
                                                               (IN THOUSANDS)
   Deferred tax assets (liabilities):
     Net operating loss carryforwards........................ $  9,789  $ 4,673
     Investment in PrimeStar.................................   (9,568)     724
     Accrued expenses........................................      949      247
     Valuation allowance.....................................   (9,789)     --
     Property, plant and equipment...........................   (7,686)  (2,875)
     Other...................................................     (141)    (529)
                                                              --------  -------
       Net deferred tax assets (liabilities)................. $(16,446) $ 2,240
                                                              ========  =======

   At December 31, 1996, the Company had net operating loss carryforwards of $8,900,000 and $889,000 for federal and state income tax purposes, respectively, expiring through 2011.

   Prior to the Merger, the Company recognized the full amount of available net operating losses as an asset as realization was reasonably assured when the Company's losses were combined with expected income and existing temporary taxable differences of other MediaOne subsidiaries. Following the Merger, certain limitations restrict the ability of MediaOne to fully utilize its pre-Merger net operating loss carryforwards. Accordingly, consistent with the treatment of such losses at the parent company level, the Company recorded a valuation allowance of $9,789,000 as of the Merger date which did not impact the recorded income tax benefit. If in future periods, the realization of these tax loss carryforwards becomes more likely than not, this valuation allowance will be allocated to reduce first, goodwill, and then the amount of intangible asset allocated to the Company's investment in PrimeStar.

(7)TRANSACTIONS WITH RELATED PARTIES

   The Company participates in MediaOne's cash management system. Accordingly, cash provided by the Company's operations is administered centrally by MediaOne, which then funds the Company's capital expenditures and general corporate purposes as needed. Amounts paid by MediaOne on behalf of the Company are reflected in Accounts Payable--Affiliates and Due to Parent on the accompanying combined balance sheets. In addition, MediaOne provides certain corporate services to the Company. Fees related to such services totaled $446,000, $696,000, $109,000, $766,000, $412,000 and $264,000 for the nine months ended September 30, 1997 and 1996 and the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995 and 1994, respectively. Advances from MediaOne bear interest at rates reflecting MediaOne's cost of capital. Although Due to Parent has no maturity date, MediaOne has committed to not calling such amounts prior to January 1, 1998 and to providing additional intercompany financing through January 1, 1998.

(8)COMMITMENTS AND CONTINGENCIES

   The Company and its subsidiaries have entered into various operating lease agreements, with total commitments of $783,000 as of December 31, 1996. Commitments under such agreements for the years 1997-2001 approximate $283,000, $209,000, $197,000, $34,000 and $19,000, respectively. Lease and

                                MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)

   rental costs charged to operations for the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995 and 1994 were $62,835, $439,843, $380,764, and
   $216,300, respectively.

   As of September 30, 1997, the Company's future minimum commitments to purchase satellite reception equipment aggregated approximately $9,200,000. In addition, under the PrimeStar Partnership Agreement, a subsidiary of MediaOne has agreed to fund its share of any capital contributions and/or loans to PrimeStar that might be agreed upon from time to time by the partners of PrimeStar. Additionally, as a general partner of PrimeStar, such subsidiary may be liable as a matter of partnership law for all debts of PrimeStar in the event the liabilities of PrimeStar were to exceed its assets.

   The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not have a material effect on the combined financial position and results of operations of the Company.

(9)RETIREMENT PLANS

   The Company participates in a non-contributory benefit plan maintained by MediaOne and, since the Merger Date, U S WEST, covering substantially all employees. Benefits under the plan are determined based upon formulas which reflect employees' years of service and the average of five consecutive years of highest compensation. During the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995 and 1994, expense recorded by the Company related to participation in this plan aggregated $3,046, $21,325, $11,173 and $8,228, respectively. Following the Merger discussed in Note 1, U S WEST assumed MediaOne's obligation under this plan.

   The Company also participates in a defined contribution plan maintained by MediaOne covering substantially all employees. The Company's contribution to this plan is based on a percentage of each participant's salary. During the periods November 15, 1996 to December 31, 1996 and January 1, 1996 to November 14, 1996 and the years ended December 31, 1995 and 1994, expense recorded by the Company related to participation in this plan aggregated $3,100, $22,406, $11,094 and $4,610, respectively.

(10)QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   Quarterly results of operations for 1997, 1996 and 1995 are summarized below:

                                                       FIRST   SECOND    THIRD
                                                      QUARTER  QUARTER  QUARTER
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   1997
     Revenues........................................ $23,177  $26,241  $28,537
     Depreciation and amortization...................   5,324    6,062    7,489
     Operating loss..................................  (1,469)  (2,077)  (2,965)
       Net loss......................................  (2,355)  (4,215)  (3,494)

                                 MEDIAONE, INC.

                      DIRECT BROADCAST SATELLITE BUSINESS

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
 (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                 IS UNAUDITED)


                                                                    OCTOBER 1,
                                                                   1996 THROUGH
                                         FIRST   SECOND    THIRD   NOVEMBER 14,
                                        QUARTER  QUARTER  QUARTER      1996
                                        -------  -------  -------  ------------
                                                   (IN THOUSANDS)
   1996
     Revenues.......................... $14,269  $16,303  $17,892    $ 9,854
     Depreciation and amortization.....   2,753    3,102    3,923      2,103
     Operating loss....................    (629)    (827)  (1,270)    (1,140)
       Net loss........................  (2,627)  (1,956)  (2,798)    (2,376)
                                         FIRST   SECOND    THIRD      FOURTH
                                        QUARTER  QUARTER  QUARTER    QUARTER
                                        -------  -------  -------  ------------
                                                   (IN THOUSANDS)
   1995
     Revenues.......................... $ 6,202  $ 7,978  $ 9,787    $13,083
     Depreciation and amortization.....   1,351    1,150    1,800      3,055
     Operating loss....................    (620)    (639)    (968)      (783)
       Net loss........................  (1,249)  (2,494)  (2,756)    (2,418)

                            PRIMESTAR PARTNERS L.P.

                            SELECTED FINANCIAL DATA

  The following table presents summary financial data relating to the Partnership's (as defined in the Notes to Financial Statements) historical financial position as of September 30, 1997 and 1996 and December 31, 1996, 1995, 1994, 1993 and 1992 and the results of operations for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992. The summary financial data as of September 30, 1997 and 1996 and for the nine months then ended are unaudited; however, in the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial information for such period. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. Summary financial data as of December 31, 1996, 1995, 1994, 1993 and 1992 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992 are derived from the financial statements of the Partnership for the corresponding periods. The historical data for the other periods presented has been derived from unaudited information. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and is qualified in its entirety to the historical financial statements, including the notes thereto, of the Partnership.

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                         1997       1996       1996       1995       1994       1993       1992
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           (UNAUDITED)
                                                              (AMOUNTS IN THOUSANDS)
SUMMARY STATEMENT OF OPERATIONS DATA:
Revenue..............................  $ 450,973  $ 294,634  $ 412,999  $ 180,595  $  27,841  $  10,861  $   5,216
Operating, selling, general and
 administrative expenses.............   (480,303)  (299,596)  (426,561)  (216,100)   (78,175)   (38,433)   (27,716)
Depreciation and amortization........     (2,856)    (2,390)    (3,261)    (2,890)    (2,700)    (1,849)    (1,801)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating loss.......................    (32,186)    (7,352)   (16,823)   (38,395)   (53,034)   (29,421)   (24,301)
Other (expense) income, net..........    (11,676)       856      1,121     (3,642)    (2,682)       131        117
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss.............................  $ (43,862) $  (6,496) $ (15,702) $ (42,037) $ (55,716) $ (29,290) $ (24,184)
                                       =========  =========  =========  =========  =========  =========  =========
                                          SEPTEMBER 30,                        DECEMBER 31,
                                       --------------------  -----------------------------------------------------
                                         1997       1996       1996       1995       1994       1993       1992
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           (UNAUDITED)
                                                              (AMOUNTS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
Cost of satellites under
 construction........................  $ 543,070  $ 502,887  $ 525,746  $ 419,256  $ 289,607  $  71,567        --
Total assets.........................  $ 720,252  $ 655,824  $ 688,273  $ 515,962  $ 344,075  $  91,842  $  14,456
Borrowings under credit facility
 expected to be refinanced...........  $ 555,000  $ 440,000  $ 521,000        --         --         --         --
Long term obligations................  $   4,023        --   $   4,227  $ 426,210  $ 301,178  $  85,343  $  14,366
Net partner capital (deficit)........  $  83,712  $  98,345  $  99,139  $  51,841  $  25,816  $   3,232  $  (1,878)

                            PRIMESTAR PARTNERS L.P.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

GENERAL

  PRIMESTAR Partners, L.P. (the "Partnership") engages in the business of transmitting television and audio programming services via a medium power satellite to subscribers throughout the continental United States. The Partnership's services are sold on a per subscriber basis to a network of approximately 700 Distributors, all of which are owned by the Partnership's partners. These Distributors re-sell the services and lease related reception equipment to subscribers under the PRIMESTAR(R) brand name. In addition, the Partnership has contracted with various national and regional consumer electronics retailers to generate new customer acquisition leads which are forwarded to Distributors for installation and ongoing customer service.

  Unless otherwise stated herein, increases in the Partnership's revenue and operating, selling, general and administrative expenses are primarily related to subscriber growth. The Partnership's operating margins are almost entirely derived from authorization fees paid on a per subscriber basis by its Distributors as well as from a portion of revenues generated from customer purchases of PRIMESTAR(R) pay-per-view (PPV) services. As of December 31, 1996, 1995 and 1994, the Partnership served approximately 1,566,000, 961,000 and 231,000 subscribers, respectively.

  Since July 1994, when the Partnership completed its conversion from an analog to a digital signal, the Partnership has experienced significant subscriber growth. Improvements in the Partnership's results of operations are largely affected by its Distributors' abilities to increase their subscriber bases and by the Partnership's ability to effectively manage costs. The Partnership operates in a highly competitive environment. No assurance can be given that such increasing competition will not adversely affect the Partnership's ability to sustain its historical growth rate in terms of subscribers and/or revenue.

  The following discussion and analysis provides information concerning the financial condition and results of operations of the Partnership and should be read in conjunction with the accompanying financial statements of the Partnership.

SUMMARY OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996 VS. 1995

  Operating results for the Partnership in 1996 and 1995 were as follows:

                                                              1996      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
Income:
  Subscriber revenues--related parties..................... $412,999  $180,595
  Interest.................................................    1,845     1,252
                                                            --------  --------
                                                             414,844   181,847
                                                            --------  --------
Expenses:
  Operating................................................  316,763   147,948
  Selling, general and administrative......................  109,798    68,152
  Depreciation and amortization............................    3,261     2,890
  Interest expense.........................................      737         8
  Loss on deferred option payments.........................      --      4,886
  Gain on disposal of property and equipment...............      (13)      --
                                                            --------  --------
                                                             430,546   223,884
                                                            --------  --------
  Net loss................................................. $(15,702) $(42,037)
                                                            ========  ========

                            PRIMESTAR PARTNERS L.P.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

Revenues

  Revenues increased $232,404,000 or 129% during 1996, as compared to the corresponding prior year. This increase reflects aggregate subscriber growth of approximately 605,000 or 63% during 1996, achieved through a series of Partnership and Distributor marketing campaigns, as well as service enhancements, and retail and other customer acquisition programs.

Interest

  Interest income was $1,845,000 during 1996, an increase of $593,000 or 47% during 1996, as compared to the corresponding prior year. This increase is primarily due to improved cash management as well as larger average cash balances as a result of timing of Partner capital contributions.

Operating Expenses

  Operating expenses were $316,763,000 during 1996, an increase of $168,815,000 or 114%, as compared to the corresponding prior year. This increase was substantially due to increases in programming costs resulting from subscriber growth, increased programming services carried by PRIMESTAR and increased license fees.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses were $109,798,000 during 1996, an increase of $41,646,000 or 61%, as compared to the corresponding prior year. Of this increase, approximately $16,000,000 was due to increases in marketing expenses to advertise and promote the PRIMESTAR(R) service across a variety of media including national television, radio and print. In addition, during 1996 the Partnership for the first time incurred contractual payments to a national electronics retail chain in exchange for new customer acquisition leads as well as subsidy payments made to Distributors for free programming promotions offered to new customers. These expenses contributed approximately $8,000,000 to the increase in selling, general and administrative expenses during 1996. The Partnership also incurred increases in personnel and other administrative expenses to manage its expanding network operations and promote the PRIMESTAR(R) service nationwide.

Depreciation and Amortization Expenses

  Depreciation and amortization expenses were $3,261,000 during 1996, an increase of $371,000 or 13%, as compared to the corresponding prior year. This increase is primarily due to purchases of depreciable assets in support of network operation expansion associated with subscriber growth.

Interest Expense

  Interest expense was $737,000 during 1996, as compared to essentially no interest expense in the corresponding prior year. The increase principally relates to interest expense pertaining to amounts due under the Tempo Option Agreement.

Loss on Deferred Option Payments

  The loss on deferred option payments decreased by $4,886,000 during 1996 as compared to the corresponding prior year. The Partnership did not incur any costs related to its pursuit of licenses for other orbital locations during 1996. During 1995, the Partnership established a reserve for amounts previously capitalized under the Tempo Option Agreement for costs associated with the pursuit of channel capacity at a high power orbital location. This decision resulted from the Federal Communication Commission's decision to terminate this orbital license and sell it at public auction.

                            PRIMESTAR PARTNERS L.P.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

YEARS ENDED DECEMBER 31, 1995 VS. 1994

  Operating results for the Partnership in 1995 and 1994 were as follows:

                                                              1995      1994
                                                            --------  --------
                                                             (IN THOUSANDS)
Income:
  Subscriber revenues--related parties..................... $180,595  $ 27,841
  Interest.................................................    1,252       405
                                                            --------  --------
                                                             181,847    28,246
                                                            --------  --------
Expenses:
  Operating................................................  147,948    41,832
  Selling, general and administrative......................   68,152    36,343
  Depreciation and amortization............................    2,890     2,700
  Interest Expense.........................................        8        61
  Loss on deferred option payments.........................    4,886     1,767
  Loss on disposal of property and equipment...............      --      1,259
                                                            --------  --------
                                                             223,884    83,962
                                                            --------  --------
Net loss................................................... $(42,037) $(55,716)
                                                            ========  ========

Revenues

  Revenues increased $152,754,000 or 549% during 1995, as compared to the corresponding prior year. This increase reflects aggregate subscriber growth of approximately 730,000 achieved through enhancements to the PRIMESTAR service as well as through a series of Partnership and Distributor marketing campaigns. The weighted average monthly amount per subscriber charged by the Partnership was $30 and $25 during the years ended December 31, 1995 and 1994, respectively. The increase in the amount charged per subscriber from 1994 to 1995 reflects expanded programming services associated with the Partnership's conversion from an analog to digital signal in July 1994.

Interest

  Interest income was $1,252,000 during 1995, an increase of $847,000 or 209%, as compared to the corresponding prior year. This increase is primarily attributable to larger average cash balances as a result of timing of Partner capital contributions used to finance the Partnership's operating deficits.

Operating Expenses

  Operating expenses were $147,948,000 during 1995, an increase of $106,116,000 or 254%, as compared to the corresponding prior year. Of this increase, $100,203,000 was due to increases in programming costs resulting from subscriber growth, increased programming services carried by PRIMESTAR and increased license fees. In addition, increases in satellite expenses resulting from higher technical service costs contributed $6,000,000 to the overall increase in operating expenses.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses were $68,152,000 during 1995, an increase of $31,809,000 or 88%, as compared to the corresponding prior year. Of this increase, $22,343,000 was due to increases in

                            PRIMESTAR PARTNERS L.P.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

marketing expenses to advertise and promote the PRIMESTAR(R) service across a variety of media including national television, radio and print. The remainder of the increase is primarily due to increases in administrative costs in connection with the ongoing subscriber growth.

Loss on Deferred Option Payments

  The loss on deferred option payment was $4,886,000 during 1995, an increase of $3,119,000 as compared to the corresponding prior year. During 1995, the Partnership established a reserve for amounts previously capitalized under the Tempo Option Agreement for costs associated with the pursuit of channel capacity at a high power orbital location. This decision resulted from the Federal Communication Commission's decision to terminate this orbital license and sell it at public auction.

Loss on Disposal of Property and Equipment

  As stated in the general discussion above, during 1994 the Partnership converted from an analog to a digital signal. As a result, the Partnership disposed of the analog equipment used to run its network operations and incurred a loss of $1,259,000 during 1994. There was no gain or loss associated with the disposal of property and equipment during 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Partnership has relied upon capital contributions from its Partners in order to fund the Partnership's working capital requirements and capital expenditures. During the years ended December 31, 1996, 1995 and 1994, such capital contributions aggregated $63,000,000, $68,062,500 and $78,300,000, respectively. In order to fund the Partnership's operations through the creation of a newly-formed company (the Restructuring), the Partners have agreed, under the PRIMESTAR Partnership Agreement, to continue to fund their share of any capital contributions and/or loans to the Partnership that might be agreed upon from time to time by the partners of PRIMESTAR Partners, LP. Additionally, the general partners of the Partnership are liable as a matter of partnership law for all debts of the Partnership in the event the liabilities of the Partnership were to exceed its assets.

  As an alternative to capital contributions, the Partnership executed a $50,000,000 revolving credit facility with a financial institution on December 8, 1997. The credit facility, which is secured by the partnership's accounts receivable, will serve as interim financing until the consummation of the Restructuring Transaction occurs.

  The Partnership has a $585,000,000 credit facility ("the Credit Facility") used solely for financing the construction and launch of two high powered satellites. The Credit Facility, which is collateralized by letters of credit provided by all but one of the Partners, is scheduled to mature on September 30, 1998. The unused portion of the Credit Facility amounted to $44,000,000 at December 31, 1996. The ultimate use of the remainder of the Credit Facility obligation is dependent, in part, on the outcome of certain events. For additional information concerning such events, see PRIMESTAR Partners Restructuring, Asset Acquisition Agreement and High Power Satellite disclosures in Note 2 to the Unaudited Financial Statements of the Partnership as of September 30, 1997 and 1996.

  The changes in the balances of prepaid and other current assets and of other assets, net between December 31, 1996 and 1995 primarily relate to transponder fee prepayments made between July 1995 and December 1996. Payments of $16,198,000 and $12,362,000 made in 1996 and 1995, respectively, cover a one year period

                            PRIMESTAR PARTNERS L.P.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

of transponder service beginning in March 1997. As of December 31, 1996 and 1995, prepaid and other current assets included transponder fee prepayments of $21,420,000 and $0, respectively. Likewise, as of December 31, 1996 and 1995, other assets, net included transponder fee prepayments of $7,140,000 and $12,362,000, respectively.

  During the years ended December 31, 1996, 1995 and 1994, the Partnership used cash in operating activities of $47,000,000, $78,000,000 and $54,000,000, respectively. Most of the cash used by the Partnership is attributable to operating losses and changes in accounts receivable and prepaid and other current assets, offset by changes in accounts payable and accrued expenses.

  During the years ended December 31, 1996, 1995, and 1994, the Partnership used cash of $116,000,000, $134,000,000 and $224,000,000, respectively, primarily to fund the cost of constructing the high power satellites. In light of the pending Restructuring and ASkyB Transactions, the Partnership is evaluating alternative future plans with respect to one of the satellites, Tempo DBS-2, which presently serves as a ground spare for the launched satellite, Tempo DBS-1. Tempo DBS-1 is currently in the process of in-orbit testing. The outcome of these alternatives could impact the amount of future satellite expenditures and the carrying value of capitalized costs.

  At December 31, 1996, the Partnership's future minimum operating lease commitments for transponders aggregated approximately $262,000,000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
PRIMESTAR Partners L.P.

  In our opinion, the accompanying balance sheet and the related statements of operations, of changes in partners' capital and of cash flows present fairly, in all material respects, the financial position of PRIMESTAR Partners L.P. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As described in Note 2 to the financial statements, the Partnership has suffered recurring losses from operations and its 1997 operating budget reflects cash requirements in excess of the current aggregate capital commitment of its partners. In addition, the Partnership's credit facility becomes due in June 1997. These matters raise substantial doubt about the Partnership's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

Philadelphia, Pennsylvania
February 14, 1997, except as to Note 13, which is as of March 9, 1997.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                                 BALANCE SHEET

                           DECEMBER 31, 1996 AND 1995

                                                              1996      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $ 12,145  $ 10,956
  Restricted cash..........................................      803       689
  Accounts receivable--related parties, net................   91,024    60,444
  Prepaid and other current assets.........................   33,076       549
                                                            --------  --------
    Total current assets...................................  137,048    72,638
Property and equipment, net................................   18,131     9,990
Costs of satellites under construction.....................  525,746   419,256
Other assets, net..........................................    7,348    14,078
                                                            --------  --------
                                                            $688,273  $515,962
                                                            ========  ========
             LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Borrowings under credit facility expected to be
   refinanced.............................................. $521,000       --
  Current portion of satellite obligation..................      255       --
  Accounts payable and other accrued expenses..............   47,623  $ 29,132
  Accounts payable--related party..........................    7,501     4,690
  Accrued payroll..........................................    3,990     2,373
  Accrued interest.........................................    4,538     1,716
                                                            --------  --------
    Total current liabilities..............................  584,907    37,911
Borrowings under long-term credit facility.................      --    419,000
Long-term obligation--satellite............................    4,227       --
Deferred rent--related party...............................      --      7,210
                                                            --------  --------
    Total liabilities......................................  589,134   464,121
                                                            --------  --------
Commitments and contingencies
Partners' capital:
  Contributed capital......................................  314,968   251,968
  Accumulated loss......................................... (215,829) (200,127)
                                                            --------  --------
Total partners' capital....................................   99,139    51,841
                                                            --------  --------
                                                            $688,273  $515,962
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                            STATEMENT OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Income:
  Subscriber revenues--related parties........... $412,999  $180,595  $ 27,841
  Interest.......................................    1,845     1,252       405
                                                  --------  --------  --------
                                                   414,844   181,847    28,246
                                                  --------  --------  --------
Expenses:
  Operating......................................  316,763   147,948    41,832
  Selling, general and administrative............  109,798    68,152    36,343
  Depreciation and amortization..................    3,261     2,890     2,700
  Interest expense...............................      737         8        61
  Loss on deferred option payments...............      --      4,886     1,767
  (Gain) loss on disposal of property and
   equipment.....................................      (13)      --      1,259
                                                  --------  --------  --------
                                                   430,546   223,884    83,962
                                                  --------  --------  --------
Net loss......................................... $(15,702) $(42,037) $(55,716)
                                                  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                               CONTRIBUTED ACCUMULATED
                                                 CAPITAL      LOSS      TOTAL
                                               ----------- ----------- --------
                                                        (IN THOUSANDS)
Balance at December 31, 1993..................  $105,606    $(102,374) $  3,232
Capital contributions.........................    78,300          --     78,300
Net loss......................................       --       (55,716)  (55,716)
                                                --------    ---------  --------
Balance at December 31, 1994..................   183,906     (158,090)   25,816
Capital contributions.........................    68,062          --     68,062
Net loss......................................       --       (42,037)  (42,037)
                                                --------    ---------  --------
Balance at December 31, 1995..................   251,968     (200,127)   51,841
Capital contributions.........................    63,000          --     63,000
Net loss......................................       --       (15,702)  (15,702)
                                                --------    ---------  --------
Balance at December 31, 1996..................  $314,968    $(215,829) $ 99,139
                                                ========    =========  ========

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                            STATEMENT OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                    1996      1995      1994
                                                  --------  --------  ---------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
 Net loss.......................................  $(15,702) $(42,037) $ (55,716)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization.................     4,178     2,890      2,700
  Loss on deferred option payments..............       --      4,886      1,767
  (Gain) loss on disposal of property and
   equipment....................................       (13)      --       1,259
  Change in assets and liabilities:
   Accounts receivable, related parties.........   (30,580)  (48,245)   (10,379)
   Deposits.....................................       (28)      757       (808)
   Prepaid and other assets.....................   (23,637)  (13,024)    (1,220)
   Accounts payable, accrued expenses, and
    accrued interest............................    22,930    18,984      7,767
   Accounts payable--related party..............     2,811     1,846      2,844
   Deferred rent................................    (7,210)   (3,968)    (2,598)
                                                  --------  --------  ---------
    Net cash used in operating activities.......   (47,251)  (77,911)   (54,384)
                                                  --------  --------  ---------
Cash flows from investing activities:
 Purchase of property and equipment and payments
  on satellite construction.....................  (116,345) (133,867)  (224,097)
                                                  --------  --------  ---------
Cash flows from financing activities:
 Increase in deferred financing fees............       --        --      (1,573)
 Loans from partners............................       --        --      48,184
 Repayment of loans from partners...............       --        --    (119,348)
 Capital contributions..........................    63,000    68,062     78,300
 Borrowings under credit facility...............   102,000   129,000    290,000
 Principal payments of long-term satellite
  obligation....................................      (101)      --         --
 Increase in restricted cash....................      (114)     (298)      (391)
                                                  --------  --------  ---------
    Net cash provided by financing activities...   164,785   196,764    295,172
                                                  --------  --------  ---------
Net increase (decrease) in cash and cash
 equivalents....................................     1,189   (15,014)    16,691
Cash and cash equivalents at beginning of year..    10,956    25,970      9,279
                                                  --------  --------  ---------
Cash and cash equivalents at end of year........  $ 12,145  $ 10,956  $  25,970
                                                  ========  ========  =========

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                            (DOLLARS IN THOUSANDS)

1.ORGANIZATION AND BUSINESS

  PRIMESTAR Partners, L.P. (the Partnership), was formed on February 8, 1990 as a Delaware limited partnership.

  The purpose of the Partnership is to engage in the business of acquiring, originating and/or providing television programming services delivered by satellite to subscribers through a network of distributors throughout the continental United States. Presently, there are approximately 700 such distributors, all of which are owned by the Partnership's partners. In addition, the Partnership purchases a portion of its programming services from affiliates of certain partners. Such related party programming expenses for the years ended December 31, 1996 and 1995 were approximately $174,304 and $66,091, respectively

  The Partnership currently delivers programming services from leased transponders on a medium-powered satellite (K-2). This satellite will be replaced when another medium-power satellite (GE-2), which was launched January 30, 1997, becomes operational (see Notes 7 and 13). The Partnership also has two high-powered satellites under construction, one of which will be launched in the first quarter of 1997 (see Note 13). The other high-powered satellite will be used as a ground spare or backup satellite until the launched high-powered satellite is operational, or otherwise used, deployed or disposed of as determined by the Partnership (see Note 6).

  Satellites are subject to significant risks including manufacturing defects affecting the satellite or its components, launch failure resulting in damage to or destruction of the satellite, or incorrect orbital placement, and damage in orbit caused by asteroids, space debris or electrostatic storms. Such factors can prevent or limit commercial operation or reduce the satellite's useful life.

  Capital contributions:

  In accordance with the limited partnership agreement (the Agreement), capital contributions by the partners are required as follows:

  . Cash contributions: Nine of the Partnership's ten partners made initial contributions of an aggregate $38,000 in cash. Eight of those nine partners and one former partner have contributed an additional aggregate $270,300 in cash as of December 31, 1996 and have made additional aggregate cash contributions of $28,400 in 1997.

  . In-kind contribution: In return for an initial 15% ownership interest in the Partnership, a partner leased certain satellite transponders to the Partnership at below market rates. This in-kind contribution was recorded at its estimated fair market value of $6,700 as of the inception of the Partnership. (See Notes 7 and 10.)

  Distributions and allocations:

  Net profits and net losses are allocated to each partner in accordance with their stated percentage ownership interests, as defined by the Agreement. The amount of annual cash distributions, if any, is determined by the Partners Committee. Such distributions are made to the partners on a pro rata basis, in accordance with partners' respective stated percentage ownership interests as of the date of such distributions. Liquidation distributions and distributions of any net proceeds from capital transactions are made pro rata to partners with positive capital account balances (as defined), until such balances have been reduced to zero; the balance of such distributions, if any, is distributed pro rata in proportion to the partners' stated percentage

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  ownership interests. For purposes of all distributions and allocations, respective partners' percentage ownership interests are determined as outlined in the Agreement.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND LIQUIDITY

  Basis of Accounting and Liquidity:

  The Partnership prepares its financial statements on the accrual basis of accounting. The financial statements have been prepared assuming that the Partnership will continue as a going concern. The Partnership has suffered recurring losses from operations and its 1997 operating budget reflects cash requirements which are in excess of the current aggregate capital commitment of its partners. In addition, the Partnership's credit facility becomes due in June 1997 (see Note 8). These matters raise substantial doubt about the Partnership's ability to continue as a going concern.

  Management believes that the Partnership has adequate capital to continue normal operating activity through approximately April 1997. Presently, the partners determine the amount of additional capital commitments on a quarterly basis. The Partnership is currently negotiating to refinance its credit facility and management believes either such refinancing will occur prior to its expiration or that the due date of the current facility will be extended until refinancing occurs. There can be no assurance the Partnership will be able to refinance the credit facility.

  Revenue Recognition:

  Subscriber revenues are billed to distributors and recognized when related programming services are delivered. Included in accounts receivable at December 31, 1996 and 1995 are $39,489 and $27,244, respectively, of unbilled programming services.

  Cash and cash equivalents and restricted cash:

  Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less. Restricted cash represents unexpended borrowings under the credit facility which must be used for the satellite construction project and interest and fees associated with the credit facility.

  Property and Equipment:

  Depreciation is provided over the estimated useful lives of the assets (5 to 7 years) using the straight-line method. Maintenance and repairs are expensed as incurred and the cost of betterments are capitalized.

  Intangible assets:

  The intangible asset associated with the in-kind capital contribution is being amortized over the term of the related lease agreement and is fully amortized as of December 31, 1996 (see Note 7).

  Deferred financing fees:

  Deferred financing fees of $1,732 at December 31, 1996, 1995 and 1994, relate to securing of the credit facility associated with the satellite construction project (see Note 8). Fees are being amortized over the life of the credit facility. Amortization expense was $577 for the years ended December 31, 1996 and 1995 and $470 for the year ended December 31, 1994. See Note 6 regarding capitalization of deferred financing fees.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  Income tax reporting:

  Federal and state income taxes are payable by the individual partners; therefore, no provision or liability for income taxes is reflected in the financial statements. Differences between bases of assets and liabilities for tax and financial reporting purposes result primarily from expensing of option payments, capitalization of startup costs and recognition of expense relating to operating leases for tax purposes.

  Fair value of financial instruments:

  Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value.

  Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Long-lived assets:

  The Partnership adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996. FAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain intangibles to be disposed of. Under FAS 121, the Partnership will periodically review its long-lived assets to assess recoverability in the period such impairment becomes evident. There was no financial statement effect from the adoption of FAS 121.

3.ACCOUNTS RECEIVABLE--RELATED PARTIES

  Accounts receivable--related parties, represents amounts due from distributors, all of whom are owned by the partners, for programming services. The partners and distributors are engaged in the business of providing television programming through cable and satellite to subscribers. Sales to the 5 largest of these distributors represented approximately 14%, 9% and 11% of the Partnership's subscriber revenues for 1996, 1995 and 1994, respectively. The allowance for doubtful accounts was $1,576, $812 and $146 at December 31, 1996, 1995 and 1994, respectively.

4.NOTES RECEIVABLE

  On November 15, 1990, the Partnership assumed from a partner two revolving credit promissory notes (the "Notes") related to amounts due from a third party. In connection with the assumption, the Partnership agreed to reimburse the partner for the total of all advances made to date under the Notes plus accrued interest on such advances at a rate of 10% per annum. Such reimbursement totaled approximately $767 and was paid in January 1991. The Partnership also advanced approximately $151 to the third party. Because of uncertainty regarding the ultimate collectibility of aggregate advances, the Company had recorded a reserve for the full amount of the notes.

  Under the terms of the revolving credit promissory note with the third party, the principal balance and all unpaid accrued interest is due and payable in the event the third party enters into an agreement to transfer

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  its Direct Broadcast Satellite (DBS) construction permit or license. During 1994, the third party entered into an agreement to transfer the permit and, as a result, in 1995, the Partnership recovered $450 representing principal of $375 and interest of $75 through the repayment date. The balance of the remaining Note and related reserve as of December 31, 1996 is approximately $543.

5.PROPERTY AND EQUIPMENT

  Property and equipment at December 31, 1996 and 1995 comprise the following:

                                                                 1996     1995
                                                                -------  ------
   Construction in progress--control center.................... $ 6,323  $  --
   Control center, compression/lab equipment...................   9,496   8,223
   Other furniture and equipment...............................   7,147   5,540
                                                                -------  ------
                                                                 22,966  13,763
   Accumulated depreciation....................................  (4,835) (3,773)
                                                                -------  ------
                                                                $18,131  $9,990
                                                                =======  ======

  Depreciation expense for the years ended December 31, 1996, 1995 and 1994 was $2,302, $1,932 and $1,271, respectively.

6.COSTS OF SATELLITES UNDER CONSTRUCTION

  In 1990, the Partnership entered into an Option Agreement with an affiliate of a Partner (the "Related Party"). The Related Party ultimately became a FCC authorized Broadcast Satellite Services (BSS) satellite licensee with a permit to construct, launch and operate BSS satellites within an 11 transponder authorization at the 119 degree BSS location. Under the Option Agreement, the Partnership obtained the exclusive rights to lease or purchase all of the Related Party's transponder capacity in satellite locations allocated to the Related Party under the FCC permit. In consideration of these rights, the Option Agreement required the Partnership to reimburse the Related Party for actual costs incurred by the Related Party related to maintaining the Option Agreement, not to exceed $2,000. Since the Option Agreement is considered an integral part of the Partnership's strategy to improve the distribution of its programming, cumulative payments under the Option Agreement were capitalized and are to be assigned to the cost of the leased or purchased channel capacity and amortized over the life of the leased or purchased asset.

  In 1993, through various arrangements entered into through the Related Party, the Partnership also obtained the rights to a fixed price contract with Space Systems/Loral, Inc. for the construction and launch of two satellites. In 1994, the Partnership commenced construction of two BSS satellites. Through December 31, 1996, 1995 and 1994, the Partnership reimbursed the Related Party $457,685, $382,840 and $278,772, respectively, for the construction of the satellites. Included in the cost of the satellites under construction as of December 31, 1996 is approximately $1,300, representing the amount due under the Option Agreement and other costs related to the maintenance of the 11 transponder authorization. These costs are included in accounts payable--related party as of December 31, 1996.

  The total amount of interest cost (including amortization of deferred financing fees and commitment fees) capitalized in conjunction with the satellite construction project for the years ended December 31, 1996, 1995 and 1994 was $30,448, $25,521 and $10,432, respectively.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  The Partnership also incurred costs related to its pursuit of licenses for other orbital locations. Through December 31, 1995, such costs totaled approximately $6,700. Management determined that, for various reasons, such costs may not be recoverable and reserved approximately $4,900 and $1,800 in 1995 and 1994, respectively. At December 31, 1996, $4,600 of such costs remain in accounts payable--related party.

  On February 7, 1997, the Partnership approved a resolution effective December 31, 1996 reaffirming that the Partnership had unconditionally exercised its option pursuant to the Option Agreement, authorized the launch of one of the BSS satellites (Satellite No. 2) into the 119 degree orbital location (the only full conus location available to the Partnership) and ordered Satellite No. 1 to be used either as a spare or back-up for Satellite No. 2 or to be deployed or disposed of as determined by the Partnership (see Note 13). In addition, the Related Party and its affiliates confirmed in writing that Satellite No. 1 would be used as a spare or backup for Satellite No. 2 or otherwise deployed or disposed of as determined by the Partnership. Consistent with the resolution, the Partnership paid $73,786 to the Related Party in December 1996 to reimburse the Related Party for 1996 satellite construction costs through December. In addition, the Partnership agreed to reimburse the Related Party $7,535 for the amounts due under the Option Agreement for the exercise of the option, for deployment of the DBS satellites and for other consulting, legal and engineering expenses. As of December 31, 1996, Satellite No. 2 was scheduled for launch in the February-March 1997 timeframe.

7.OTHER ASSETS

  Other assets at December 31, 1996 and 1995 comprise the following:

                                                                1996     1995
                                                              --------  -------
   Bargain element of transponder lease (see Note 10)........      --   $ 6,706
   Less: accumulated amortization............................      --    (5,747)
                                                              --------  -------
   Net.......................................................      --       959
                                                              --------  -------
   Prepaid transponder space (see Note 10)................... $ 28,560   12,362
   Less: current portion.....................................  (21,420)     --
                                                              --------  -------
                                                                 7,140   12,362
                                                              --------  -------
   Deposits..................................................      101       73
   Deferred financing fees, net..............................      107      684
                                                              --------  -------
                                                              $  7,348  $14,078
                                                              ========  =======

8.SATELLITE CONSTRUCTION CREDIT FACILITY

  On March 9, 1994, the Partnership entered into a $565,000 credit facility with a consortium of 25 banks to provide financing for the construction and launch of the satellites described in Note 6. The facility matures June 30, 1997 and borrowings are collateralized by letters of credit issued by each of the general partners (or an affiliate) (the Partners/Partner Affiliates). Borrowings bear interest, at the option of the Partnership, at a rate per annum equal to any of the following:

    1. The greater of the following (the "Alternate Base Rate")

      (i) The prime rate of Chase Manhattan Bank

      (ii) The weighted average of the rates for overnight funds plus 0.5%;
    or

      (iii) The secondary market rate for three-month certificates of deposit plus 1%;

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


    2. The sum of (a) 7/16% plus (b) LIBOR for interest periods of one, two, three, six or, if made available by each of the banks, twelve months; or

    3. The sum of (a) 9/16% plus (b) the CD rate for certificates of deposit having a term of 30, 60, 90 or 180 days.

  Interest is payable, to the extent bearing interest based on the Alternate Base Rate, quarterly, in arrears and to the extent bearing interest based on LIBOR or the CD rate, on the last day of the applicable interest period (and, in the case of a CD or LIBOR rate loan having an interest period longer than 90 days or three months, respectively, at intervals of 90 days and three months, respectively, after the first day of such interest period). Borrowings and prepayments shall be in the amount of $5 million in the case of LIBOR and CD rate loans and $1 million in the case of Alternate Base Rate loans, or in each case, any greater multiple of $1 million. The Partnership will pay quarterly, in arrears, a commitment fee of 3/16% per annum on the daily unused portion of the facility.

  At December 31, 1996, LIBOR borrowings outstanding bear interest at rates ranging from 5.94% to 6.06% and mature at varying dates through March 17, 1997. Also outstanding at December 31, 1996 is an Alternate Base Rate borrowing bearing interest at 8.25%, which matured on January 3, 1997. As borrowings mature, the Partnership refinances them under the same facility as provided by the agreements. The Partnership intends to refinance the credit facility, which matures on June 30, 1997, on a long-term basis.

  Interest incurred for the years ended December 31, 1996, 1995 and 1994 totaled $29,607, $24,511 and $8,435, respectively. Commitment fees for the years ended December 31, 1996, 1995 and 1994 totaled $245, $419 and $573, respectively. The interest incurred and commitment fees were capitalized into costs of satellites under construction.

9.LONG-TERM OBLIGATION--SATELLITE

  Effective November 1996, the Partnership entered into an agreement which provides for access to a medium-power satellite (K-2) through June 1997. The agreement requires the Partnership to make payments of $48 per month through July 2008. The present value of these payments was recorded as an intangible asset and a long-term obligation using an interest rate of 7.32%. The intangible asset will be amortized over the expected service life from mid-November 1996 through June 1997. Amortization expense for the year ended December 31, 1996 totaled $917. Future minimum payments under this agreement are as follows:

   YEAR
   ----
   1997................................................................. $  575
   1998.................................................................    575
   1999.................................................................    575
   2000.................................................................    575
   2001.................................................................    575
   Thereafter...........................................................  3,785
                                                                         ------
   Total minimum payments...............................................  6,660
   Less: amounts representing interest.................................. (2,178)
                                                                         ------
                                                                          4,482
   Less: current portion................................................   (255)
                                                                         ------
   Long-term obligation................................................. $4,227
                                                                         ======

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  The Partnership will also lease transponders on the satellite (see Note
  10).

10.COMMITMENTS

  The Partnership has long-term lease commitments for office space, satellite services, equipment and transponders which are accounted for as operating leases.

  At December 31, 1996, future minimum lease payment commitments under these leases are as follows:

                                                           TRANSPONDERS
                                                         ----------------
   YEAR                                                    K-2     GE-2   OTHER
   ----                                                  ------- -------- ------
   1997................................................. $10,500 $ 14,500 $1,710
   1998.................................................     --    42,040  1,671
   1999.................................................     --    46,800  1,088
   2000.................................................     --    46,800    537
   2001.................................................     --    46,800    341
   Thereafter...........................................     --    54,600    --
                                                         ------- -------- ------
   Total minimum rentals................................ $10,500 $251,540 $5,347
                                                         ======= ======== ======

  The K-1 transponder lease arrangement, which terminated in November 1996 provided for fixed payments, as well as payments which escalated over the term of the lease; further, the agreement provided for a deferral of payments until later years. The Partnership recognized the expense related to this agreement by amortizing the total commitments on a straight-line basis. Deferred rent-related party in the accompanying balance sheet represents the difference between the straight-line amortization and cash payments.

  In 1995, the Partnership entered into a satellite transponder service agreement with an affiliate of a Partner for satellite service on 14 transponders on an FSS medium power satellite (GE-2) to be launched into the 85 degree orbital location. This medium power satellite will replace the satellite (K-2) currently used by the Partnership, which is nearing the end of its useful life. Service on GE-2 was scheduled to commence in March 1997 (see Note 13). Under this agreement, the Partnership obtained unprotected service on 14 transponders for a period of one year with an option to extend the service for an additional one-year period. Payments of $16,198 and $12,362 were made to the affiliate in 1996 and 1995, respectively.

  In 1996, the Partnership amended this agreement to provide the Partnership with service on up to 24 transponders on the satellite. The agreement also extended the initial term to four years at an annual rate of $46,800 when the satellite is fully utilized. The term of this agreement was extendable at the option of the Partnership, for the remainder of the useful life of the satellite, along with protection afforded by another satellite (GE-3) to be launched in the fourth quarter of 1997 (see Note 13).

  At the beginning of 1996, the Partnership's business was being operated on 14 transponders on the K-1 medium power satellite operated at 85 degrees. The K-1 satellite was expected to reach its useful end of life in the fourth quarter of 1996. To assure continuity of service, the Partnership, in 1995, had entered into an agreement with an affiliate of a Partner to provide the Partnership with temporary satellite service through July 1997 (under certain conditions) on 14-15 transponders on another medium power satellite (K-2) to be located at the 85 degree location. In November 1996, all of the Partnership's operations were transferred from K-1 to K-2 successfully. Service on this satellite will continue until GE-2 is deemed commercially operational (see Notes 9 and 13).

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  A subsidiary of a partner provides satellite uplink services to the Partnership. Total payments for such services were approximately $10,721, $10,581 and $5,610 for 1996, 1995 and 1994, respectively.

  In addition to the fixed minimum rentals above, all of the transponder leases include variable charges, based upon the number of subscribers to the Partnership's programming service, of one dollar per subscriber per month for all subscribers up to and including 750,000 subscribers, fifty cents per subscriber per month for all subscribers over 750,000 up to a maximum of 2,000,000 subscribers, and no variable charge with respect to any subscribers over 2,000,000. Such variable charges for the years ended December 31, 1996, 1995 and 1994 were approximately $11,613, $5,550 and $1,035, respectively.

  Rent expense under operating leases for the years ended December 31, 1996, 1995 and 1994 was approximately $25,536, $23,500 and $22,208, respectively.

11.BENEFIT PLANS

  In 1991, the Partnership established a 401(k) Retirement Savings Plan covering substantially all employees who have completed one year of service. The Plan permits eligible employees to contribute up to 10% of their annual pre-tax compensation and the Partnership makes matching contributions of up to 50% of participants first 5% of annual pre-tax compensation. The Partnership may also make discretionary contributions to the Plan. The Partnership's contributions to the Plan for the years ended December 31, 1996, 1995 and 1994 totaled approximately $179, $80 and $61, respectively.

  The Partnership has a Long-Term Incentive Compensation Program for senior management. Under the program participants may be awarded units with a value of $1 based upon meeting certain performance objectives. Awarded units vest pro rata at the end of years three through five subsequent to the year of award. As of December 31, 1996 and 1995, 3,535 and 2,115 units have been awarded with values of $3,535 and $2,115, respectively. Compensation expense for the years ended December 31, 1996 and 1995 totaled $755 and $471, respectively. Through December 31, 1996, 323 units with a value of $323 have vested. Unit holders have the option to convert all or a part of their accumulated and unpaid awards to common stock at the initial offering price in the event of a public offering for the Partnership.

12.LITIGATION AND CONTINGENCIES

  The Antitrust Division of the Department of Justice and the antitrust bureaus of several states began a formal investigation into the affairs of the Partnership in 1990. The Partnership complied with the discovery demands and cooperated in the investigations. On June 9, 1993, complaints and consent judgments were filed by the Department of Justice and the attorneys general of forty states in the federal court for the Southern District of New York alleging violations of federal and state antitrust law by the Partnership and the partners in PRIMESTAR Partners. Five additional states and the District of Columbia filed similar complaints in the same court on August 18, 1993. The defendants agreed to settle the allegations in all of the complaints for, and the Partnership paid $4,750 without any admission of wrongdoing. Final consent judgments were entered by the District Court (over the objections of certain third parties and attempted intervenors) in all of the state actions on September 14, 1993. The time to appeal the judgments in the state actions has expired. The final consent judgment in the Department of Justice matter was entered by the District Court (over the objections of certain third parties) on April 5, 1994. The time to appeal the judgment expired on June 4, 1994. The consent judgment on the states expires as of October 1997.

  On March 16, 1994, the Partnership received a Civil Investigative Demand
  (CID) from the Antitrust Division of the Department of Justice (DOJ) relative to the DOJ's investigation of restraint of trade. The

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  CID issued by the DOJ does not identify the Partnership as the subject of the investigation. Management does not believe that the Partnership has engaged in any unlawful conduct, but has cooperated with the DOJ in its investigation. The DOJ informed the Partnership on January 24, 1996 that it had concluded that it would not take any further action at that time nor did it presently intend to institute any legal proceedings against the Partnership. The DOJ further informed the Partnership that the investigation would remain open and that it would continue to monitor developments in this area; management, however, does not reasonably foresee any additional activity on this matter.

  In complying with the Satellite Home Viewer Act of 1994, the Partnership is required to discontinue network service to certain of its subscribers who are able to receive network services over the air. The Partnership has received challenges from certain network affiliates. In response to such challenges, the Partnership has disconnected the challenged broadcast network service from certain subscribers. None of the networks or affiliates has asserted any claim for damages under applicable law against the Partnership. Discussions are continuing between representatives of the Partnership and representatives of the networks and their affiliates concerning reporting and signal measurement issues under the Act, and both parties will be continuing negotiations toward a final written agreement. If a written agreement is reached, management believes that it is unlikely that the networks and their affiliates will initiate litigation against the Partnership. In the event a written agreement is not reached, management believes it is likely that the networks and their affiliates will initiate litigation against the Partnership. The Act provides for remedies which can include actual damages, injunctions, and statutory damages. Statutory damages per claim are limited to five dollars per subscriber, per month, or $250 in a six month period. At present the Partnership remains unable to determine upon what basis such damages would be calculated or what their amount might be. Therefore, management is unable at this time to assess the impact, if any, of the unasserted claim on the Partnership's results of operations, financial position or cash flows.

  On April 16, 1996, the Partnership was served with a complaint from a third party, now pending in the United States District Court. The Plaintiff claims that the Partnership has infringed a patent on an "audio storage and distribution system," supposedly involving the Partnership's digital satellite TV systems. No specific amount of damages is claimed, but the plaintiff requests compensatory damages (trebled), attorneys' fees and costs, and injunctive relief. This is one of at least 18 similar cases pending against different defendants. The Partnership has made a claim for indemnification against a subsidiary of the equipment provider, which sold the systems in question to the Partnership. Management is unable at this time to assess the impact, if any, of the aforesaid claim on the Partnership's results of operations, financial position or cash flows.

  On April 25, 1996, the Partnership received oral notification of a claim from a third party for alleged patent infringement in an unspecified amount or, in the alternative, a claim for past and future license fees in an amount to be negotiated, arising out of the Partnership's (and its distributors) utilization of DigiCipher Equipment for the provision of the Partnership's service to its distributors (and their customers). The Partnership has made a claim for indemnification against the supplier of the DigiCipher Equipment to the Partnership. Management is unable at this time to assess the impact, if any, of the aforesaid claim on the Partnership's results of operations, financial position or cash flows.

  The Partnership is currently involved in a contractual dispute with a multi-channel program provider, with respect to whether the Partnership has a contractual obligation to add four (4) additional programming channels upon the transition of its service to GE-2. The program provider has threatened litigation if the matter is not successfully addressed. The parties are currently in discussions to settle the matter. Notwithstanding a failure by the parties to successfully resolve this matter, management believes the matter will not have a material effect on the Partnership's results of operations, financial position or cash flows.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


  On November 21, 1996, the International Bureau of the Federal Communications Commission ("FCC") granted EchoStar Satellite Corporation, a consolidated subsidiary of EchoStar Communications Corp. (together with its consolidated subsidiaries, "EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83 degrees immediately adjacent to that occupied by GE-
  2. Contrary to previous FCC policy, EchoStar was authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83 degrees and commence operations at that location at a power level of 130 watts, it would likely cause harmful interferences to the reception of the Partnership's signal by its customers.

  On December 23, 1996, an affiliate of a Partner and the Partnership separately requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83 degrees. These requests were opposed by EchoStar and others. These reconsideration requests currently are pending at the International Bureau. In addition, the affiliate and the Partnership have attempted to resolve potential coordination problems directly with EchoStar. It is uncertain whether any coordination between the Partnership and EchoStar will resolve such interference. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Management is unable at this time to assess the impact, if any, of the aforesaid matter on the Partnership's results of operations, financial position or cash flows.

13.SUBSEQUENT EVENTS

  On February 19, 1997, the Partnership amended its four year unprotected satellite service agreement with an affiliate of a Partner for service on GE-2 (see Note 10). This amendment revised the agreement to a six year protected arrangement with an option to extend to the end of life, if the option is exercised by December 31, 1997. Under the amendment, annual payments increase to $69,840 from $46,800. If, however, the Partnership exercises the End of Life option of the agreement on or before December 31, 1997, the annual rate will be $62,640. GE-2 became commercially operational on March 1, 1997.

  The affiliate is constructing a spare satellite (GE-3) for this medium power satellite, whereby effective upon the commercial operation date of GE-3, the satellite would be available to the Partnership for the purpose of providing orbital location protected service. Launch of GE-3 is scheduled for the fourth quarter of 1997.

  On March 8, 1997, Satellite No. 2 was successfully launched and is currently undergoing deployment to its orbital location but awaits final checkout on the number of transponders operating in accordance with the specifications (see Note 6).

  Effective March 9, 1997, each of the Partners/Partner Affiliates issued letters of credit totaling $20,000, which increased the total credit facility to $585,000 (see Notes 2 and 8).

                            PRIMESTAR PARTNERS L.P.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

GENERAL

  PRIMESTAR Partners, L.P. (the "Partnership") engages in the business of transmitting television and audio programming services via a medium power satellite to subscribers throughout the continental United States. The Partnership's services are sold on a per subscriber basis to a network of approximately 700 Distributors, all of which are owned by the Partnership's partners. These Distributors re-sell the services and lease related reception equipment to subscribers under the PRIMESTAR(R) brand name. In addition, the Partnership has contracted with various national and regional consumer electronics retailers to generate new customer acquisition leads which are forwarded to Distributors for installation and ongoing customer service.

  Unless otherwise stated herein, increases in the Partnership's revenue and operating, selling, general and administrative expenses are primarily related to subscriber growth. The Partnership's operating margins are almost entirely derived from authorization fees paid on a per subscriber basis by its Distributors as well as from a portion of revenues generated from customer purchases of PRIMESTAR(R) pay-per-view (PPV) services. As of September 30, 1997 and 1996, the Partnership served approximately 1,815,000 and 1,391,000 subscribers, respectively. Improvements in the Partnership's results of operations are largely affected by its Distributors' abilities to increase their customer bases and by the Partnership's ability to effectively manage costs. The Partnership operates in an increasingly competitive environment. No assurance can be given that such increasing competition will not adversely affect the Partnership's ability to sustain its historical growth rate in terms of subscribers and/or revenue.

  The following discussion and analysis provides information concerning the financial condition and results of operations of the Partnership and should be read in conjunction with the accompanying financial statements of the Partnership.

SUMMARY OF OPERATIONS

 Nine months ended September 30, 1997 vs. nine months ended September 30, 1996

  Operating results for the Partnership for the nine months ended September 30, 1997 and 1996 were as follows:

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                             (IN THOUSANDS)
Income:
  Subscriber revenues--related parties..................... $450,973  $294,634
  Interest.................................................    1,747     1,302
                                                            --------  --------
                                                             452,720   295,936
                                                            --------  --------
Expenses:
  Operating................................................  367,622   227,578
  Selling, general and administrative......................  112,680    72,018
  Depreciation and amortization............................    2,856     2,390
  Interest expense.........................................   13,130       459
  (Gain) loss on disposal of property and equipment........      294       (13)
                                                            --------  --------
                                                             496,582   302,432
                                                            --------  --------
Net loss................................................... $(43,862) $ (6,496)
                                                            ========  ========

                            PRIMESTAR PARTNERS L.P.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

Revenues

  Revenues increased to $450,973,000 for the nine months ended 1997, as compared to $294,634,000 for the same period in 1996. This increase of $156,303,000 or 53% is primarily due to an increase of 424,000 subscribers between September 30, 1996 and September 30, 1997. The Partnership's subscriber growth has been achieved through PRIMESTAR service enhancements, retail and other customer acquisition programs and a series of Partnership and Distributor marketing campaigns. The weighted average aggregate monthly amount per subscriber charged by the Partnership to Distributors was $30 and $28 during the first nine months of 1997 and 1996, respectively. The increase in the amount charged per subscriber reflects expanded programming services purchased by subscribers beginning in April 1997. These expanded services became available to subscribers upon the Partnership's transfer of operations to a new satellite (GE-2) which provided PRIMESTAR(R) with significant increases in channel capacity.

Interest

  Interest income increased to $1,747,000 for nine months ended 1997, as compared to $1,302,000 for the same period in 1996, an increase of $445,000 or 34%. This increase is primarily due to improved cash management as well as larger average cash balances resulting from the timing of Partner capital contributions.

Operating Expenses

  Operating expenses increased to $367,622,000 for the nine months ended September 30, 1997, as compared to $227,578,000 for the nine months ended September 30, 1996, an increase of $140,044,000 or 62%. This increase is primarily due to programming cost increases resulting from subscriber growth and increased programming services carried by PRIMESTAR. In addition, increases in satellite expenses contributed $22,909,000 to the overall increase in operating expenses as a result of the transfer of operations to the GE-2 satellite.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to $112,680,000 for the nine months ended September 30, 1997 as compared to $72,018,000 for the nine months ended September 30, 1996, an increase of $40,662,000 or 56%. Approximately $18,970,000 of this increase is attributable to contractual payments made to various national and regional consumer electronics retailers in exchange for new customer acquisition leads and subsidy payments made to Distributors for free programming promotions offered to new customers. Another $4,624,000 of the overall increase relates to incentive payments made to agents of the Partnership's Distributors for newly acquired subscribers. Approximately $3,800,000 of the increase is attributable to severance costs incurred in connection with the Partnership's decision to relocate its corporate offices. The remainder of the increase is primarily due to increases in marketing and administrative costs incurred in support of the ongoing subscriber growth.

Interest Expense

  Interest expense increased to $13,130,000 for the nine months ended September 30, 1997, as compared to $459,000 for the corresponding period in 1996. In January 1997, construction activities were suspended on one of two high power satellites under construction by the Partnership. This satellite was placed in storage and will be used as a ground spare or backup satellite until the other high power satellite is operational, or otherwise used, deployed or disposed of as determined by the Partnership. Prior to 1997, interest on both satellites was capitalized. Interest totaling $12,434,000 incurred on the satellite in storage during the nine months ended September 30, 1997 was expensed, accounting for 95% of the overall increase in interest expense.

                            PRIMESTAR PARTNERS L.P.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS--(CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

  During the nine months ended September 30, 1997 and 1996, capital contributions used to fund the Partnership's working capital requirements and capital expenditures aggregated $28,435,291 and $53,000,000, respectively.

  The unused portion of the Partnership's Credit Facility amounted to $30,000,000 at September 30, 1997. The ultimate use of the remainder of the Credit Facility obligation is dependent, in part, on the outcome of certain uncertainties. For additional information concerning such uncertainties, see PRIMESTAR Partners Restructuring, Asset Acquisition Agreement and High Power Satellites disclosures in Note 2 to the Unaudited Financial Statements of the Partnership as of September 30, 1997 and 1996.

  As an alternative to capital contributions, the Partnership executed a $50,000,000 revolving credit facility with a financial institution on December 8, 1997,. The credit facility, which is secured by the Partnership's accounts receivable, will serve as interim financing until the consummation of the Restructuring Transaction occurs.

  Prepaid and other current assets decreased $19,958,000 from December 31, 1996 to September 30, 1997. This decrease was primarily the result of the amortization of prepaid transponder fees for the period March 1997 through September 1997. Other assets at December 31, 1996 included approximately $7,140,000 of long-term prepaid transponder fees. This amount was reclassified to prepaid and other current assets as of September 30, 1997, accounting for the decrease of $7,252,000 in other assets, net between December 31, 1996 and September 30, 1997.

  During the nine months ended September 30, 1997, the Partnership used cash in operating activities of $23,828,000. Most of the cash used by the Partnership is attributable to operating losses and changes in accounts receivable, offset by changes in prepaid and other assets, accrued expenses and accounts payable. The Partnership's operating activities used cash of $28,264,000 for the nine months ended September 30, 1996. Most of the cash used was a result of unfavorable changes in the Partnership's operating assets.

  During the nine months ended September 30, 1997 and 1996, the Partnership used cash of $19,310,000 and $29,824,000, respectively to fund construction costs of the high power satellites and to purchase Property, Plant and Equipment.

  At September 30, 1996, the Partnership's future minimum operating lease commitments for transponders aggregated $242,000,000.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                                 BALANCE SHEET

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
                                                      (UNAUDITED)
                                                           (IN THOUSANDS)
                       ASSETS
Current assets:
  Cash and cash equivalents.........................   $ 31,918      $ 12,145
  Restricted cash...................................        138           803
  Accounts receivable--related parties, net.........    114,839        91,024
  Prepaid and other current assets..................     13,118        33,076
                                                       --------      --------
    Total current assets............................    160,013       137,048
Property and equipment, net.........................     17,073        18,131
Costs of satellites under construction..............    543,070       525,746
Other assets, net...................................         96         7,348
                                                       --------      --------
                                                       $720,252      $688,273
                                                       ========      ========
         LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Borrowings under credit facility expected to be
   refinanced.......................................   $555,000      $521,000
  Current portion of satellite obligation...........        269           255
  Accounts payable and other accrued expenses.......     64,350        47,623
  Accounts payable--related party...................      3,717         7,501
  Accrued payroll...................................      8,921         3,990
  Accrued interest..................................        260         4,538
                                                       --------      --------
    Total current liabilities.......................    632,517       584,907
Long-term obligation--satellite.....................      4,023         4,227
                                                       --------      --------
    Total liabilities...............................    636,540       589,134
                                                       --------      --------
Commitments and contingencies
Partners' capital:
  Contributed capital...............................    343,403       314,968
  Accumulated loss..................................   (259,691)     (215,829)
                                                       --------      --------
    Total partners' capital.........................     83,712        99,139
                                                       --------      --------
                                                       $720,252      $688,273
                                                       ========      ========

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                              NINE MONTHS ENDED SEPTEMBER 30,
                                              --------------------------------
                                                   1997             1996
                                              ---------------  ---------------
                                                      (IN THOUSANDS)
Income:
  Subscriber revenues--related parties....... $       450,973  $       294,634
  Interest...................................           1,747            1,302
                                              ---------------  ---------------
                                                      452,720          295,936
                                              ---------------  ---------------
Expenses:
  Operating..................................         367,622          227,578
  Selling, general and administrative........         112,680           72,018
  Depreciation and amortization..............           2,856            2,390
  Interest expense...........................          13,130              459
  (Gain) loss on disposal of property and
   equipment.................................             294              (13)
                                              ---------------  ---------------
                                                      496,582          302,432
                                              ---------------  ---------------
Net loss..................................... $       (43,862) $        (6,496)
                                              ===============  ===============

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                                  (UNAUDITED)

                                         CONTRIBUTED ACCUMULATED TOTAL PARTNERS'
                                           CAPITAL      LOSS         CAPITAL
                                         ----------- ----------- ---------------
                                                     (IN THOUSANDS)
Balance at January 1, 1997..............  $314,968    $(215,829)    $ 99,139
Capital contributions...................    28,435          --        28,435
Net loss for the period.................       --       (43,862)     (43,862)
                                          --------    ---------     --------
Balance at September 30, 1997...........  $343,403    $(259,691)    $ 83,712
                                          ========    =========     ========

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                            STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           -------------------
                                                             1997       1996
                                                           ---------  --------
                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................ $ (43,862) $ (6,496)
  Adjustments to reconcile net loss to net cash (used in)
   provided
   by operating activities:
    Depreciation and amortization.........................     6,523     3,542
    (Gain) loss on disposal of property and equipment.....       294       (13)
    Change in assets and liabilities:
      Accounts receivable, related parties................   (23,815)  (23,701)
      Deposits............................................         5        (8)
      Prepaid and other assets............................    23,431   (14,650)
      Accounts payable, accrued expenses, and accrued in-
       terest.............................................    17,379    16,149
      Accounts payable--related party.....................    (3,783)    4,123
      Deferred rent.......................................              (7,210)
                                                           ---------  --------
        Net cash used in operating activities.............   (23,828)  (28,264)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment and payments on sat-
   ellite construction....................................   (19,309)  (29,824)
                                                           ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions...................................    28,435    53,000
  Borrowings under credit facility........................    34,000    21,000
  Principal payments of long-term satellite obligation....      (190)      --
  Increase (decrease) in restricted cash..................       665       274
                                                           ---------  --------
        Net cash provided by financing activities.........    62,910    74,274
                                                           ---------  --------
Net increase in cash and cash equivalents.................    19,773    16,186
Cash and cash equivalents at beginning of period..........    12,145    10,956
                                                           ---------  --------
Cash and cash equivalents at end of period................ $  31,918  $ 27,142
                                                           =========  ========
NONCASH INVESTING ACTIVITIES:
  Accounts payable for costs of satellites under construc-
   tion...................................................       --   $ 59,296

   The accompanying notes are an integral part of these financial statements.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

1.ORGANIZATION AND BUSINESS

   PRIMESTAR Partners, L.P. (the Partnership), was formed on February 8, 1990 as a Delaware limited Partnership.

   The purpose of the Partnership is to engage in the business of acquiring, originating and / or providing television programming services delivered by satellite to subscribers through a network of distributors throughout the continental United States. Presently, there are approximately 700 such distributors, all of which are owned by the Partnership's partners. In addition, the Partnership purchases a portion of its programming services from affiliates of certain partners. Such related party programming expenses for the nine months ended September 30, 1997 and 1996 were approximately $179,247 and $123,347, respectively.

   The Partnership currently delivers programming services from leased transponders on a medium power satellite (GE-2), which became commercially operational on March 1, 1997. The Partnership also has two high power satellites, one of which was launched on March 8, 1997 and is currently undergoing extended in-orbit testing (Tempo DBS-1) (see Note 2). Tempo DBS-1 is expected to be available for commercial operation during the first quarter of 1998 assuming that such in-orbit testing is completed successfully. The other high power satellite (Tempo DBS-2) will be used as a ground spare or backup satellite until the launched high power satellite is operational, or otherwise used, deployed or disposed of as determined by the Partnership. The implementation of any high power strategy is subject to regulatory approval.

   Satellites are subject to significant risks including manufacturing defects affecting the satellite or its components, launch failure resulting from damage to or destruction of the satellite, incorrect orbital placement, and damage in orbit caused by asteroids, space debris or electrostatic storms. Such factors can prevent or limit commercial operation or reduce the satellite's useful life.

   CAPITAL CONTRIBUTIONS:

   In accordance with the limited partnership agreement (the agreement), capital contributions by the partners are required as follows:

   Cash contributions: Nine of the Partnership's ten partners made initial contributions of an aggregate $38,000 in cash. Eight of those nine partners and one former partner have contributed an additional aggregate $298,700 in cash as of September 30, 1997, including additional aggregate cash contributions of $28,400 during 1997. With these capital contributions, management currently believes that the Partnership has adequate capital to continue normal operating activity through February 1998.

   In-kind contribution: In return for an additional 15% ownership interest in the Partnership, a partner leased certain satellite transponders to the Partnership at below market rates. This in-kind contribution was recorded at its estimated fair market value of $6,700 as of the inception of the Partnership.

   DISTRIBUTIONS AND ALLOCATIONS:

   Net profits and net losses are allocated to each partner in accordance with their stated percentage ownership interests, as defined by the Agreement. The amount of annual cash distributions, if any, is determined by

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   the Partners Committee. Such distributions are made to the partners on a pro rata basis, in accordance with partners' respective stated percentage ownership interests as of the date of such distributions. Liquidation distributions and distributions of any net proceeds from capital transactions are made pro rata to partners with positive capital account balances (as defined), until such balances have been reduced to zero; the balance of such distributions, if any, is distributed pro rata in proportion to the partners' stated percentage ownership interests. For purposes of all distributions and allocations, respective partners' percentage ownership interests are determined as outlined in the agreement.

   LIQUIDITY:

   The financial statements have been prepared assuming that the Partnership will continue as a going concern. The Partnership has suffered recurring losses from operations and its 1997 operating budget reflects cash requirements which are in excess of the current aggregate capital commitment of its partners. In addition, the Partnership's credit facility becomes due on September 30, 1998 (see Note 4). These matters raise substantial doubt about the Partnership's ability to continue as a going concern.

   On December 8, 1997, the Partnership executed a $50,000,000 revolving credit facility with a financial institution. The facility will be used for working capital and general operating purposes until the earlier of the closing date of the Restructuring or December 7, 1998. Borrowings are collateralized by a perfected first priority security interest in the accounts receivable of the Partnership and are limited to 85% of eligible accounts receivable. Borrowings bear interest, at the option of the Partnership, at a rate per annum equal to Base Rate or LIBOR plus 1.25%. Commitment fees are calculated at 1/4% per annum of the unused portion of the facility and are payable quarterly in arrears.

   Management believes that the Partnership has adequate capital to continue normal operating activity through approximately February 1998. Presently, the partners determine the amount of additional capital commitments on an as needed basis. It is expected that refinancing of the Partnership's credit facility will occur prior to its expiration, or that the due date of the current facility will, again, be extended until refinancing occurs. There can be no assurance that the Partnership will be able to refinance the credit facility.

   BASIS OF PRESENTATION:

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form S-4 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of results that may be expected for the year ended December 31, 1997. For further information, refer to the financial statements and footnotes thereto included in this Form S-4.

2.RECENT DEVELOPMENTS

   PRIMESTAR PARTNERS RESTRUCTURING:

   The partners of the Partnership have entered into an agreement (the "Restructuring Agreement") which sets forth the principal terms and conditions of a proposed transaction (the "Restructuring Transaction") whereby the Partnership will be reorganized into corporate form. The reorganization will be achieved by combining all of the assets of the Partnership, as well as certain Direct Broadcast Satellite (DBS) related assets of each of the individual partners, into a new corporation tentatively named PRIMESTAR, Inc. In return for their respective contributions to PRIMESTAR, Inc., the partners will receive cash (or an assumption of indebtedness by PRIMESTAR) and stock in PRIMESTAR, Inc. PRIMESTAR, Inc. stock will be publicly traded.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   The Restructuring Agreement itself is binding and although definitive agreements are contemplated, they are not a condition to the consummation of the restructuring. TSAT and PRIMESTAR, Inc. have entered into an Agreement and Plan of Merger (the "TSAT Merger Agreement") providing for the merger of TSAT into PRIMESTAR, Inc. As a result of this transaction (the "TSAT Merger"), the control of TEMPO Satellite, Inc., a subsidiary of TSAT and the holder of FCC Part 100 high power DBS authorizations, will be transferred from TSAT to PRIMESTAR, Inc. This transaction is subject to regulatory and other approvals, including the prior approval of the FCC.

   As a result of the Restructuring Transaction, PRIMESTAR, Inc. will own all of the general and limited partnership interests in the Partnership, and the Partnership agreement will be terminated or amended to remove all of its management provisions.

   ASSET ACQUISITION AGREEMENT:

   On June 11, 1997, MCIT (the principal domestic operating subsidiary of MCI Communications Corporation ("MCI")), PRIMESTAR Partners L.P., The News Corporation Limited ("News Corp."), American Sky Broadcasting L.L.C. ("ASkyB"), and for certain purposes only, each of the general and limited partners of PRIMESTAR Partners L.P. entered into a binding Asset Acquisition Agreement (the "Agreement").

   The Agreement provides for the sale and assignment to PRIMESTAR, Inc. of MCIT's DBS authorizations, the two high power satellites MCIT is constructing, and other related contracts and assets (PRIMESTAR LHC, Inc., which will be a wholly-owned subsidiary of PRIMESTAR, Inc. will actually hold the FCC authorizations). In consideration, ASkyB will receive non-voting securities of PRIMESTAR, Inc. equal to approximately 31% (subject to adjustment at closing) of the equity of the PRIMESTAR, Inc. on a fully diluted basis.

   The Agreement currently contemplates that these securities would consist of both non-voting Convertible Preferred Stock and Convertible Notes. Although the allocation between the non-voting Convertible Preferred Stock and the Convertible Notes has not been finalized, the non-voting Convertible Preferred Stock and the Convertible Notes both are convertible into Series D non-voting Common Stock of PRIMESTAR, Inc. The Series D Common Stock is automatically convertible into voting Series A Common Stock upon transfer to a third party unaffiliated with ASkyB, New Corp., or an affiliate of either.

   If the Restructuring Transaction whereby PRIMESTAR, Inc. will be created is not completed prior to 270 days from the date of the Agreement and if all conditions to closing of the Agreement have been satisfied, the Agreement provides that MCIT, News Corp., and ASkyB may cause the DBS authorizations, the satellites under construction, and related contracts to be assigned in advance of the Restructuring Transaction. Should this occur, PRIMESTAR LHC, Inc. will be owned by PRIMESTAR Partners L.P. until consummation of the Restructuring Transaction.

   This transaction is subject to regulatory and other approvals, including the prior approval of the FCC.

   HIGH POWER SATELLITE:

   In April 1997, following an unusually intense solar disturbance, the Partnership was notified of some reduction of electrical power on Tempo DBS-1 (see Note 1). The Partnership does not currently know the extent of such power reduction, and cannot confirm the precise causes thereof; however, such condition could eventually affect the operation of Tempo DBS-1, either alone or together with other events that may arise during the expected life of the satellite.

   CORPORATE OFFICE RELOCATION:

     On August 6, 1997, the Partnership announced it will move its corporate offices to the Denver, Colorado metro area as part of a streamlining designed to enhance customer service and distribution. The

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   move to Denver is expected to begin early in 1998 after the Partnership's transition to a public company is completed. At September 30, 1997, accrued severance and stay bonus costs related to the relocation totaled $3,750.

3.OTHER ASSETS

   Other assets at September 30, 1997 and December 31, 1996 comprise the following:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
      Prepaid transponder space......................   $ 11,900      $ 28,560
      Less: current portion..........................    (11,900)      (21,420)
                                                        --------      --------
                                                               0         7,140
      Deposits.......................................         96           101
      Deferred financing fees, net...................        --            107
                                                        --------      --------
                                                        $     96      $  7,348
                                                        ========      ========

4.SATELLITE CONSTRUCTION CREDIT FACILITY

   On March 9, 1994, the Partnership entered into a $565,000 credit facility with a consortium of 25 banks to provide financing for the construction and launch of two satellites. Effective March 9, 1997 the Partnership increased the total credit facility to $585,000. The maturity date of the credit facility has been extended from June 30, 1997 to September 30, 1998. Borrowings are collateralized by letters of credit issued by each of the general partners (the Partners/Partner Affiliates).

   At September 30, 1997, LIBOR borrowings outstanding under the credit facility bear interest at a rate of 6.125% and mature at varying dates through October 29, 1997. As borrowings mature, the Partnership refinances them under the same facility as provided by the agreements. The Partnership intends to refinance the credit facility on a long-term basis prior to the consummation of the Restructuring Transaction described in
   Note 2. Interest incurred and capitalized as costs of satellite under construction for the nine months ended September 30, 1997 and 1996 totaled $12,434 and $20,376, respectively. The Partnership determined that construction activities had been suspended on one of the high power satellites which had been in storage as of January 1, 1997. Accordingly, interest incurred related to the financing of construction costs for this satellite totaling $12,434 for the nine months ended September 30, 1997 was expensed.

5.COMMITMENTS

   The Partnership has long-term lease commitments for office space, satellite services, equipment and transponders which are accounted for as operating leases.

   At September 30, 1997, future minimum lease payment commitments under these leases are as follows:

      YEAR ENDING SEPTEMBER 30,                                   GE-2   OTHER
      -------------------------                                 -------- ------
      1998..................................................... $ 34,900 $1,704
      1999.....................................................   46,800  1,271
      2000.....................................................   46,800    536
      2001.....................................................   46,800    425
      2002.....................................................   46,800     51
      Thereafter...............................................   19,500    --
                                                                -------- ------
        Total minimum rentals.................................. $241,600 $3,987
                                                                ======== ======

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


   In addition to the fixed minimum rentals above, all of the transponder leases include variable charges, based upon the number of subscribers to the Partnership's programming service, of one dollar per subscriber per month for all subscribers up to and including 750,000 subscribers, fifty cents per subscriber per month for all subscribers over 750,000 up to a maximum of 2,000,000 and no variable charge with respect to any subscribers over 2,000,000. Such variable charges for the nine months ended September 30, 1997 and 1996 were approximately $10,859 and $8,376 respectively.

   Rent expense under operating leases for the nine months ended September 30, 1997 and 1996 was approximately $37,366 and $17,919, respectively.

   On February 19, 1997, the Partnership amended its four year unprotected satellite service agreement with an affiliate of a Partner for service on GE-2. This amendment revised the unprotected agreement to a six year arrangement, along with orbital protection afforded by another satellite (GE 3), with an option to extend the agreement until the end of life of GE-2, if the option is exercised by December 31, 1997. The Partnership is in discussions with an affiliate of a Partner regarding an extension of the end of life option or a new end of life option. Management does not know what the rates will be under either the extended or new end of life option. Currently, the annual rate is $69,840. GE-3 was successfully launched on September 4, 1997.

6.LITIGATION AND CONTINGENCIES

   The Antitrust Division of the Department of Justice and the Antitrust bureaus of several states began a formal investigation into the affairs of the Partnership in 1990. The Partnership complied with the discovery demands and cooperated in the investigations. On June 9, 1993, complaints and consent judgments were filed by the Department of Justice and the attorneys general of forty states in the federal court for the southern district of New York alleging violations of federal and state antitrust law by the Partnership and the partners in PRIMESTAR Partners. Five additional states and the District of Columbia filed similar complaints in the same court on August 18, 1993. The defendants agreed to settle the allegations in all of the complaints, and the Partnership paid $4,750 without any admission of wrongdoing. Final consent judgments were entered by the District Court (over the objections of certain third parties and attempted intervenors) in all of the state actions on September 14, 1993. The time to appeal the judgments in the state actions has expired. The final consent judgment in the Department of Justice matter was entered by the District Court (over the objections of certain third parties) on April 5, 1994. The time to appeal the judgment expired on June 4, 1994. The consent judgment on the states expired in October 1997.

   On March 16, 1994, the Partnership received a Civil Investigative Demand
   (CID) from the Antitrust Division of the Department of Justice (DOJ) relative to the DOJ's investigation of restraint of trade. The CID issued by the DOJ does not identify the Partnership as the subject of the investigation. Management does not believe that the Partnership has engaged in any unlawful conduct, but has cooperated with the DOJ in its investigation. The DOJ informed the Partnership on January 24, 1996 that it had concluded that it would not take any further action at that time nor did it presently intend to institute any legal proceedings against the Partnership. The DOJ further informed the Partnership that the investigation would remain open and that it would continue to monitor developments in this area; management, however, does not reasonably foresee any additional activity on this matter.

   In complying with the Satellite Home Viewer Act of 1994, the Partnership is required to discontinue network service to certain of its subscribers who are able to receive network services over the air. The

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

   Partnership has received challenges from certain network affiliates. In response to such challenges, the Partnership has disconnected the challenged broadcast network service from certain subscribers. None of the networks or affiliates has asserted any claim for damages under applicable law against the Partnership. Discussions are continuing between representatives of the Partnership and representatives of the networks and their affiliates concerning reporting and signal measurement issues under the Act, and both parties will be continuing negotiations toward a final written agreement. If a written agreement is reached, management believes that it is unlikely that the networks and their affiliates will initiate litigation against the Partnership. In the event a written agreement is not reached, management believes it is likely that the networks and their affiliates will initiate litigation against the Partnership. The Act provides for remedies which can include actual damages, injunctions, and statutory damages. Statutory damages per claim are limited to five dollars per subscriber, per month, up to $250 thousand in a six month period. At present, the Partnership remains unable to determine upon what basis such damages would be calculated or what their amount might be. Therefore, management is unable at this time to assess the impact, if any, of the unasserted claim on the Partnership's results of operations, financial position or cash flows.

   On April 25, 1996, the Partnership received oral notification of a claim from a third party for alleged patent infringement in an unspecified amount or, in the alternative, a claim for past and future license fees in an amount to be negotiated, arising out of the Partnership's (and its distributors) utilization of DigiCipher Equipment for the provision of the Partnership's service to its distributors (and their customers). The Partnership has made a claim for indemnification against the supplier of the DigiCipher Equipment to the Partnership. Management is unable at this time to assess the impact, if any, of the aforesaid claim on the Partnership's results of operations, financial position or cash flows.

   The Partnership has unresolved contractual dispute with a multichannel program provider, with respect to whether the Partnership had a contractual obligation to add four (4) additional programming channels upon the transition of its service to GE-2. The program provider previously threatened litigation if the matter is not successfully addressed. The parties entered into a non-binding agreement to settle the matter and intend to formalize their understanding in a final written agreement. Notwithstanding a failure by the parties to successfully resolve this matter, management believes the matter will not have a material effect on the Partnership's results of operations, financial position or cash flows.

   On November 21, 1996, the International Bureau of the Federal Communications Commission ("FCC") granted EchoStar Satellite Corporation, a consolidated subsidiary of EchoStar Communications Corporation (together with its consolidated subsidiaries, "EchoStar") a conditional authorization to construct, launch and operate a Ku-band domestic fixed satellite into the orbital position at 83 degrees immediately adjacent to that occupied by GE-2. Contrary to previous FCC policy, EchoStar was authorized to operate at a power level of 130 watts. If EchoStar were to launch its high power satellite authorized to 83 degrees and commence operations at that location at a power level of 130 watts, it would likely cause harmful interference to the reception of the Partnership's signal by its customers.

   On December 23, 1996, an affiliate of a Partner and the Partnership separately requested reconsideration of the International Bureau's authorization for EchoStar to operate at 83 degrees. These requests were opposed by EchoStar and others. These reconsideration requests currently are pending at the International Bureau. In addition, the affiliate and the Partnership have attempted to resolve potential coordination problems directly with EchoStar. It is uncertain whether any coordination between the Partnership and EchoStar will resolve such interference. There can be no assurance that the International Bureau will change slot assignments, or power levels, in a fashion that eliminates the potential for harmful interference. Management is unable at this time to assess the impact, if any, of the aforesaid matter on the Partnership's results of operations, financial position or cash flows.

                            PRIMESTAR PARTNERS L.P.
                            (A LIMITED PARTNERSHIP)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

          In July 1997, the Partnership was named a defendant, along with Mike Tyson, Don King, and various cable television and production companies, in three class actions arising out of the broadcast of the Holyfield-Tyson II fight as a "Pay-Per-View" special event. Plaintiffs allege that their purchase of the event created a contract which was breached by Tyson intentionally engaging in conduct designed to disqualify himself from the event. The grantor of the rights for the Partnership to carry the event has agreed to defend the Partnership in these matters. Management is unable at this time to assess the impact, if any, of the aforesaid claim on the Partnership's results of operation, financial position or cash flows.

                                                                    APPENDIX A-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       MERGER AND CONTRIBUTION AGREEMENT

                         DATED AS OF FEBRUARY 6, 1998,

                                     AMONG

                       TCI SATELLITE ENTERTAINMENT, INC.

                                PRIMESTAR, INC.

                     TIME WARNER ENTERTAINMENT COMPANY L.P.

                          ADVANCE/NEWHOUSE PARTNERSHIP

                              COMCAST CORPORATION

                            COX COMMUNICATIONS, INC.

                           MEDIAONE OF DELAWARE, INC.

                        GE AMERICAN COMMUNICATIONS, INC.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 Parties and Recitals......................................................   1

                                   ARTICLE I

                                  Definitions

 Section 1.01. Definitions................................................    1
 Section 1.02. Terms and Usage Generally..................................   12

                                   ARTICLE II

                            Subsidiary Transactions

 Section 2.01. Subsidiary Transactions....................................   12

                                  ARTICLE III

                          Asset Transfers and Mergers

 Section 3.01. Drop Down; Charter and By-Laws.............................   13
 Section 3.02. Post-Drop Down Transactions................................   13
 Section 3.03. Primestar Customer Statement...............................   13
 Section 3.04. Primestar Inventory Statement..............................   13
 Section 3.05. Consideration..............................................   13

                                   ARTICLE IV

                                    Closing

 Section 4.01. Closing Date...............................................   14
 Section 4.02. Closing Adjustments on Primestar Inventory.................   14
 Section 4.03. Adjustment for Primestar Customers.........................   15
 Section 4.04. Adjustment for Capital Contributions.......................   17
 Section 4.05. Netting....................................................   17

                                   ARTICLE V

                         Representations and Warranties

 Section 5.01. Representations and Warranties of TSAT.....................   17
 Section 5.02. Representations and Warranties of Certain Parties..........   23
 Section 5.03. Special Representation.....................................   25

                                   ARTICLE VI

                         Covenants Relating to Business

 Section 6.01. Alternative Transactions...................................   25
 Section 6.02. Interim Operations of TSAT.................................   26
 Section 6.03. Interim Operations of each Class C Holder..................   27
 Section 6.04. Other Actions..............................................   28

                                    A-1-(i)

                                  ARTICLE VII

                              Additional Covenants

 Section 7.01.  Preparation of Form S-4 and the Proxy
                Statement/Prospectus; TSAT
                Stockholders Meeting..................................   28
 Section 7.02.  Listing Application...................................   29
 Section 7.03.  Access to Information; Confidentiality................   29
 Section 7.04.  Commercially Reasonable Efforts; Notification.........   29
 Section 7.05.  Primestar Customers...................................   30
 Section 7.06.  GE Agreements.........................................   31
 Section 7.07.  Equipment.............................................   31
 Section 7.08.  Financing; Letters of Credit..........................   31
 Section 7.09.  Agreements............................................   31
 Section 7.10.  Compliance............................................   31
 Section 7.11.  ASkyB Transaction.....................................   31
 Section 7.12.  Indemnification.......................................   32
 Section 7.13.  Tax Indemnification...................................   33
 Section 7.14.  Post-Closing Cooperation: Confidentiality.............   34
 Section 7.15.  TCI Agreements........................................   34
 Section 7.16.  Employee Matters......................................   35
 Section 7.17.  Other Stockholders Approvals..........................   35

                                  ARTICLE VIII

                              Conditions Precedent

 Section 8.01.  Conditions Precedent..................................   35
 Section 8.02.  Conditions to obligations of each of Comcast, Cox,
                MediaOne, TWE,
                Newhouse and GE.......................................   35
 Section 8.03.  Conditions to Obligations of TSAT.....................   37

                                   ARTICLE IX

                       Termination, Amendment and Waiver

 Section 9.01.  Termination...........................................   37
 Section 9.02.  Effect of Termination.................................   38
 Section 9.03.  Amendment.............................................   38
 Section 9.04.  Extension; Waiver.....................................   38

                                   ARTICLE X

                               General Provisions

 Section 10.01. Nonsurvival of Representations and Warranties ........   38
 Section 10.02. Notices...............................................   38
 Section 10.03. Assignment............................................   41
 Section 10.04. Severability..........................................   41
 Section 10.05. Entire Agreement; No Third-Party Beneficiaries........   41
 Section 10.06. Governing Law.........................................   41
 Section 10.07. Enforcement; Exclusive Jurisdiction...................   41
 Section 10.08. Counterparts..........................................   42
 Section 10.09. Headings..............................................   42
 Exhibit A      Valuation Methodology.................................   44
 [OTHER ATTACHMENTS OMITTED]

                                    A-1-(ii)

  MERGER AND CONTRIBUTION AGREEMENT (the "Agreement"), dated as of February 6, 1998, among TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation, PRIMESTAR, INC., a Delaware corporation, TIME WARNER ENTERTAINMENT COMPANY, L.P., a Delaware limited partnership, ADVANCE/NEWHOUSE PARTNERSHIP, a New York general partnership, COMCAST CORPORATION, a Pennsylvania corporation, COX COMMUNICATIONS, INC., a Delaware corporation, MEDIAONE OF DELAWARE, INC., a Delaware corporation, and GE AMERICAN COMMUNICATIONS, INC., a Delaware corporation.

                                   Recitals

  1. The parties hereto are either general and limited partners of PRIMESTAR Partners L.P. or affiliates of such partners, and desire to consummate the transactions contemplated herein, pursuant to which (a) TSAT will contribute to a newly formed wholly owned subsidiary of TSAT, PRIMESTAR, Inc., all of TSAT's assets and liabilities other than its stock in Tempo Satellite, Inc., and PRIMESTAR, Inc. will acquire the partnership interests and certain related Primestar assets from each of TWE, Newhouse, Comcast, Cox, MediaOne and GE,
(b) TSAT will agree to merge with and into PRIMESTAR, Inc., and (c) TSAT will enter into certain other agreements with PRIMESTAR, Inc.;

  2. For federal income tax purposes, the parties hereto intend that the Restructuring Transaction (as defined below) qualify as an exchange under
Section 351 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and that the mergers under the Merger Agreements (as defined below) each qualify as reorganizations under Section 368(a) of the Code;

  3. The parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

  NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

                                   Article I

                                  Definitions

  Section 1.01. Definitions. As used in this Agreement, the following terms shall have the following meanings:

    "Accounting Firm" is defined in Section 4.02(a).

    "Agency Agreement" means an Agency Agreement with the Company on the terms set forth under the caption "Founders' Distribution Rights--Medium Power Subscribers" in the Term Sheet and in form and substance reasonably satisfactory to each of the Parties.

    "Agreement" is defined in the preamble hereto.

    "ASkyB Agreement" means the Asset Acquisition Agreement dated as of June 11, 1997, among The News Corporation Limited, MCI Telecommunications Corporation, American Sky Broadcasting LLC, the Partnership, and, with respect to specified provisions only, the partners in the Partnership.

    "Asset Transfer Agreements" means the MediaOne Asset Transfer Agreement, the Newhouse Asset Transfer Agreement and the TWE Asset Transfer Agreement.

    "Assumed Employment Liabilities" of any Person means (i) all obligations and liabilities of such Person or any of its subsidiaries in respect of the Stay Bonuses, (ii) all obligations and liabilities of such Person or any of its subsidiaries relating to the employment by the Company of any Selected Employee of

                                     A-1-1
  such Person after the Closing Date and (iii) all obligations and liabilities of such Person or any of its subsidiaries relating to the termination of employment of any Selected Employee of such Person after the Closing Date.

    "Benefit Plans" is defined in Section 5.01(j).

    "BSS Authorizations" means the FCC construction permit and related authorizations, including earth station permits, held by Tempo on the date of this Agreement, as the same may be modified, renewed or expanded from time to time after the date of this Agreement by the FCC or any other Governmental Entity. For avoidance of doubt, the BSS Authorizations include the permits, authorizations and earth station permits relating to the 119 degrees West Longitude orbital position and the permits, authorizations and earth station permits relating to the 166 degrees West Longitude orbital position.

    "By-laws" means the Amended and Restated By-laws of the Company in the form of Exhibit C hereto.

    "Call Center Debt" means indebtedness, in an amount not in excess of $23.75 million, incurred by TSAT to fund the acquisition by TSAT of TCI's call center located in Boise, Idaho.

    "Charter" means the Restated Certificate of Incorporation of the Company in the form of Exhibit B hereto.

    "Class A Stock" means Class A Common Stock, par value $.01 per share, of the Company.

    "Class B Stock" means Class B Common Stock, par value $.01 per share, of the Company.

    "Class C Holder" means any of Comcast, Cox, MediaOne (collectively with the MediaOne Transferors), TWE and Newhouse.

    "Class C Stock" means Class C Common Stock, par value $.01 per share, of the Company.

    "Class D Stock" means Class D Common Stock, par value $.01 per share, of the Company.

    "Closing" is defined in Section 4.01.

    "Closing Date" is defined in Section 4.01.

    "Code" is defined in the preamble hereto.

    "Comcast" means Comcast Corporation, a Pennsylvania corporation.

    "Comcast I Merger Agreement" means the agreement between the Company and Comcast Sub I in substantially the form of the Form Merger Agreement.

    "Comcast II Merger Agreement" means the agreement between the Company and Comcast Sub II in substantially the form of the Form Merger Agreement.

    "Comcast Sub I" means Comcast DBS, Inc. a Delaware corporation.

    "Comcast Sub II" means Comcast Satellite Communications, Inc., a Delaware corporation.

    "Communications Act" is defined in Section 5.01(e).

    "Company" means PRIMESTAR, Inc., a Delaware corporation and, prior to the Effective Time, a wholly owned subsidiary of TSAT.

    "Contributed Corporation" is defined in Section 7.13(b).

    "Contribution Indemnitor" is defined in Section 7.13(b).

    "Covered Taxes" means all Taxes, other than transfer Taxes applicable to the conveyance and transfer of Primestar Assets and Primestar Liabilities pursuant to any Asset Transfer Agreement. For avoidance of doubt, "transfer Taxes" do not include any income Tax, capital gains Tax or similar Tax attributable to the Pre-Closing Tax Period, even if such Tax is triggered by the transfer of Primestar Assets and Primestar Liabilities or any related assumption of indebtedness.

                                     A-1-2

    "Cox" means Cox Communications, Inc., a Delaware corporation.

    "Cox Merger Agreement" means the agreement between the Company and Cox Sub in substantially the form of the Form Merger Agreement.

    "Cox Sub" means Cox Satellite, Inc., a Delaware corporation.

    "Customer Payment" of any Class C Holder means an amount (which may be a positive or negative number) equal to:

      (A) $1,100

      multiplied by

      (B) an amount equal to

        (I) (x) the TSAT Customer Ratio multiplied by (y) the Initial Primestar Customers of such Class C Holder minus

        (II) the Final Primestar Customers of such Class C Holder.

    "Customer Premises Equipment" of any Person means equipment and drop-materials (other than IRDs, LNBs, Dishes and Primefinder Remotes), used in the reception of the PRIMESTAR programming service and either located at a Selected Office of such Person or installed in the home of any PRIMESTAR subscriber or disconnected PRIMESTAR subscriber of such Person.

    "DGCL" means the Delaware General Corporation Law.

    "Digital Satellite Assets" is defined in Section 7.12(a).

    "Digital Satellite Business" means the business of distributing multichannel programming services directly to consumers in the United States via digital broadcast satellite, including the rental and sale of customer premises equipment relating thereto.

    "Dish" means a satellite dish, including mount and assembly, for reception of the PRIMESTAR programming service.

    "Distributor Agreement" means a Distributor Agreement with the Company on the terms set forth in the first paragraph under the caption "Founders' Distribution Rights--High Power Subscribers" in the Term Sheet and in form and substance reasonably satisfactory to each of the Parties.

    "Drop Down" means the contribution of assets and liabilities by TSAT to the Company pursuant to the Drop Down Agreement.

    "Drop Down Agreement" means the TSAT Asset Transfer Agreement dated as of February 6, 1998, between the Company and TSAT.

    "Effective Time" means the time on the Closing Date at which the filing of the certificates of merger under the Merger Agreements with the Secretary of State of the State of Delaware in accordance with the DGCL shall occur.

    "Employee Stock Option" means any stock option to purchase shares of TSAT A Stock or TSAT B Stock granted under the TSAT Stock Plans.

    "ERISA" is defined in Section 5.01(k).

    "Exchange Act" is defined in Section 5.01(e).

    "Excluded Accounts Receivable" of any Person means all accounts receivable of such Person and its subsidiaries relating to the distribution of the PRIMESTAR programming service, including rental and sales fees, to the extent that such accounts receivable relate to service periods ending on or prior to the Closing

                                     A-1-3

  Date, plus a pro rata portion of any such accounts receivable that relate to any service period commencing on or prior to, and ending after, the Closing Date (based on the numbers of days in such service period on or prior to the Closing Date, and after the Closing Date, respectively (i.e. the "earned" portion of such accounts receivable)).

    "Excluded Liabilities" of any Person (other than TSAT) means (i) indebtedness for borrowed money of such Person and its subsidiaries incurred on or prior to the Closing Date, other than Primestar Debt, (ii) accounts payable incurred on or prior to the Closing Date in respect of such Person's Primestar Business, (iii) Covered Taxes attributable to the operation or ownership of such Person's Primestar Assets and Partnership Interest during the Pre-Closing Tax Period and (iv) Retained Employment Liabilities of such Person. For purposes hereof, "accounts payable" of a Person include all obligations of such Person to pay for goods and services received by such Person on or prior to the Closing Date in respect of such Person's Primestar Business, whether or not an invoice for such goods and services shall have been received by such Person on or prior to the Closing Date, including all obligations of such Person to the Partnership in respect of programming and/or satellite services for periods ending on or prior to the Closing Date. To the extent any such obligation relates to any period that includes the Closing Date, such obligation shall be allocated between "pre-closing" accounts payable and "post-closing" accounts payable based on the numbers of days in such period on or prior to the Closing Date, and after the Closing Date, respectively.

    "FCC" is defined in Section 5.01(e).

    "Field Assets" of any Person means the office equipment, furniture, tools and vehicles located at a Selected Office of such Person and exclusively used to support such Person's Primestar Business (but in the case of office equipment, tools and vehicles, only to the extent used by such Person's Selected Employees).

    "Filed SEC Documents" is defined in Section 5.01(h).

    "Final Primestar Customer Statement" is defined in Section 4.03(b).

    "Final Primestar Customers" of any Person means the number of Primestar Customers set forth on such Person's Final Primestar Customer Statement.

    "Final Primestar Inventory" of any Person for any category of Primestar Inventory set forth on Schedule 3.04 means the amount of such category of Primestar Inventory set forth on such Person's Final Primestar Inventory Statement.

    "Final Primestar Inventory Statement" is defined in Section 4.02(a).

    "Five Year Plan" is defined in Section 8.01(a).

    "Form Asset Transfer Agreement" means the Asset Transfer Agreement in the form of Exhibit H hereto.

    "Form Merger Agreement" means the Agreement and Plan of Merger in the form of Exhibit G hereto.

    "Form S-4" is defined in Section 5.01(e).

    "Founder" means each of Comcast, Cox, MediaOne, TWE, and TCI, in each case, together with any or all of its affiliates that are controlled by it.

    "GAAP" means U.S. generally accepted accounting principles as in effect from time to time.

    "GE" means GE American Communications, Inc., a Delaware corporation.

    "GE Merger Agreement" means the agreement between the Company and GE Sub in substantially the form of the Form Merger Agreement.

    "GE Sub" means GE Americom Services, Inc., a Delaware corporation.

    "Glue Letters" means the two letters, each dated July 30, 1993, from the Partnership to Tempo, relating to the Option Agreement.

                                     A-1-4

    "Governmental Entity" is defined in Section 5.01(e).

    "HP Agency Agreement" means an HP Agency Agreement with the Company on the terms set forth in the second paragraph under the caption "Founders' Distribution Rights--High Power Subscribers" in the Term Sheet and in form and substance reasonably satisfactory to each of the Parties.

    "HSR Act" is defined in Section 5.01(e).

    "Included Options" means the options, SARs and restricted stock listed on
  Schedule 1.01-A.

    "Indemnitor" is defined in Section 7.13(c).

    "Initial Primestar Customers" of any Person means the number of Primestar Customers set forth on such Person's Primestar Customer Statement (prior to any adjustment pursuant to Section 4.03(a)).

    "Interim Financing Debt" means (i) any indebtedness of TSAT or the Company under any credit facility or other financing arrangement which indebtedness is incurred to fund the payment of cash consideration to (or the assumption of indebtedness of) Comcast, Cox, MediaOne, Newhouse, TWE or GE (or their respective affiliates) pursuant to this Agreement and (ii) any indebtedness of TSAT incurred to fund the payment of arrangement fees, commitment fees and any other fees or expenses charged by the lenders and/or arrangers of the indebtedness referred to in clause (i) above.

    "Inventory Payment" of any Class C Holder means an amount (which may be a positive or negative number) equal to (A) the product of (x) the Final Primestar Customers of such Class C Holder and (y) the TSAT Inventory Ratio minus (B) the Primestar Inventory Valuation of such Class C Holder.

    "IRD" means an Integrated Receiver Decoder.

    "Letters of Credit" means letters of credit provided by Comcast, Cox, MediaOne, TWE, Newhouse, TCI or their respective affiliates, to Loral and GE on behalf of the Partnership.

    "Liens" is defined in Section 5.01(b).

    "LNB" means a Low Noise Block Converter.

    "Loral" means Space Systems/Loral, Inc., a Delaware corporation.

    "Loral Contract" means Contract Amendment No. 4, dated July 19, 1993, to Contract No. TPO-1-290 between Tempo and Loral for Tempo Direct Broadcast Satellite System (DBSS).

    "Losses" is defined in Section 7.12.

    "Malone" means John C. Malone.

    "Malone Letter" means the letter dated the date hereof from Malone to each Party.

    "Material Adverse Change" or "Material Adverse Effect" with respect to:

      (A) TSAT or the Company means any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that (i) is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations or prospects of TSAT or the Company, as applicable, and its subsidiaries taken as a whole or (ii) would impair the ability of TSAT or the TSAT Sub to perform its obligations under any of its Relevant Agreements or (iii) would prevent the consummation of all or any part of the Restructuring Transaction, the TSAT Merger or the Tempo Sale; or

      (B) any Class C Holder or GE means any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that (i) is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations or prospects of, in the case of a Class C Holder, such Class C Holder's Primestar Business or (ii) would impair the ability of such Class C Holder or any of its Subsidiaries, if any, or GE or its Subsidiary, as applicable,

                                     A-1-5
    to perform its obligations under any of its Relevant Agreements or
    (iii) would prevent the consummation of all or any part of the Restructuring Transaction, the TSAT Merger or the Tempo Sale.

      Notwithstanding anything to the contrary contained herein, a change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in a change or effect) that affects the business of distributing the PRIMESTAR programming service in general shall not constitute a "Material Adverse Change" or a "Material Adverse Effect".

    "MediaOne" means MediaOne of Delaware, Inc., a Delaware corporation.

    "MediaOne Asset Transfer Agreement" means the agreement among the Company, MediaOne and the MediaOne Transferors in substantially the form of the Form Asset Transfer Agreement.

    "MediaOne Sub" means MediaOne Satellite I, Inc., a Delaware corporation.

    "MediaOne Transferors" means each of (i) Continental Satellite Company, Inc., a Massachusetts corporation, (ii) Continental Satellite Company of Chicago, Inc., an Illinois corporation, (iii) Continental Satellite Company of Minnesota, Inc., a Minnesota corporation, (iv) Continental Satellite Company of New England, Inc., a New Hampshire corporation, (v) Continental Satellite Company of Michigan, Inc., a Michigan corporation, (vi) Continental Satellite Company of Ohio, Inc., an Ohio corporation, (vii) Continental Satellite Company of Virginia, Inc., a Virginia corporation, and (viii) MediaOne Satellite II, Inc., a Delaware corporation.

    "Merger Agreements" means the Comcast I Merger Agreement, the Comcast II Merger Agreement, the Cox Merger Agreement and the GE Merger Agreement.

    "MergerIndemnitor" is defined in Section 7.13(a).

    "Monthly Fee" is defined in Section 7.08(c).

    "Multiemployer Pension Plans" is defined in Section 5.01(k).

    "NASDAQ" means the Nasdaq NMS Stock Market.

    "Newhouse" means Advance/Newhouse Partnership, a New York general partnership.

    "Newhouse Asset Transfer Agreement" means the agreement between the Company and Newhouse in substantially the form of the Form Asset Transfer Agreement.

    "Newhouse Voting Agreement" means the Voting Agreement between TWE and Newhouse in substantially the form of Exhibit E hereto.

    "Notice of Disagreement" is defined in Section 4.02(a).

    "Option Agreement" means the Option Agreement dated as of February 8, 1990, between Tempo and the Partnership.

    "Partnership" means PRIMESTAR Partners L.P., a Delaware limited partnership.

    "Partnership Agreement" means the Partnership Agreement of the Partnership, as amended from time to time.

    "Partnership Interest" means a partnership interest in the Partnership.

    "Party" means any of Comcast, Cox, GE, MediaOne, TSAT, TWE and Newhouse.

    "Pension Plans" is defined in Section 5.01(k).

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, trust, business association or other entity.

    "Post-Closing Accounts Receivable" means all accounts receivable of the Company and its subsidiaries relating to the distribution of the PRIMESTAR programming service, including rental and sales

                                     A-1-6
  fees in respect of Dishes, to the extent that such accounts receivable relate to service periods commencing after the Closing Date, plus a pro rata portion of any such accounts receivable that relate to any service period commencing on or prior to, and ending after, the Closing Date (based on the numbers of days in such service period on or prior to the Closing Date, and after the Closing Date, respectively (i.e. the "unearned" portion of such accounts receivable)).

    "Post-Closing Tax Period" means a taxable period that begins after the Closing Date or the portion that begins after the Closing Date of any taxable period that begins before and ends after the Closing Date.

    "Pre-Closing Tax Period" means a taxable period ending on or before the Closing Date or the portion that ends on the Closing Date of any taxable period that begins before and ends after the Closing Date.

    "Primary Executives" is defined in Section 5.01(m).

    "Primefinder Remote" means a "Primefinder Remote" remote control device for selection of channels of the PRIMESTAR programming service by program category.

    "Primestar Assets" of any Person means:

      (i) each PRIMESTAR subscriber of such Person's Primestar Business as of the Closing Date (whether or not such PRIMESTAR subscriber is counted as a Primestar Customer hereunder), together with any subscription contract, equipment rental contract or other agreement with such subscriber relating to such Person's Primestar Assets and all rights, claims and causes of action thereunder (other than Excluded Accounts Receivable);

      (ii) all leases, contracts and other agreements relating exclusively to such Person's Primestar Business and all rights, claims and causes of action thereunder (other than Excluded Accounts Receivable);

      (iii) such Person's Primestar Inventory;

      (iv) all IRDs, LNBs and Dishes installed in the home of any PRIMESTAR subscriber of such Person;

      (v) such Person's Unrecovered Inventory;

      (vi) all Customer Premises Equipment held for use (wherever located, whether in warehouses or in transit) in such Person's Primestar Business or installed in the home of any current or disconnected PRIMESTAR subscriber of such Person;

      (vii) all rights, claims and causes of action, including under warranties, of such Person in respect of (A) such Person's Primestar Inventory, (B) such Person's Unrecovered Inventory, (C) outstanding purchase orders of such Person in respect of IRDs, LNBs, Dishes and Primefinder Remotes, (D) supply agreements to which such Person is a party (or beneficiary) for IRDs, LNBs, Dishes and Primefinder Remotes and (E) such Person's Customer Premises Equipment;

      (viii) all Primestar Records of such Person; and

      (ix) all Field Assets of such Person.

    "Primestar Business" of any Person means such Person's business of distributing the PRIMESTAR programming service.

    "Primestar Customer" of any Person as of any date of determination means each PRIMESTAR subscriber of such Person's Primestar Business having an "active" account (as defined below) on such date, determined in accordance with the subscriber's receivable status on such date as follows: (i) a subscriber who has a receivable balance of not more than 60 days from the first day of the service period to which such receivable balance relates (without giving effect to older balances that do not exceed $10 in the aggregate) shall count as one full Primestar Customer; (ii) a subscriber who has a receivable balance of at least 61 but not more than 90 days from the first day of the service period to which such receivable balance

                                     A-1-7
  relates (without giving effect to older balances that do not exceed $10 in the aggregate) shall count as one half of a Primestar Customer; and (iii) a subscriber who has a receivable balance of 91 days or more from the first day of the service period to which such receivable balance relates shall not be counted as a Primestar Customer. For purposes hereof, a PRIMESTAR subscriber shall have an "active" account as of any date of determination if (x) it is then authorized to receive service or (y) it has been de-authorized, but has not yet been "hard" disconnected (as indicated by such Person's billing system), and such subscriber has not voluntarily requested de-authorization or disconnection. "Active" accounts shall not include complimentary ("comp"), demonstration ("demo"), or other free accounts (other than accounts which are provided one or two free months of service in connection with any marketing, customer service or similar promotion).

    "Primestar Customer Statement" is defined in Section 3.03.

    "Primestar Debt" of any Person means the amount of indebtedness of such Person to be assumed by the Company as set forth in Section 3.05, if any.

    "Primestar Inventory" of any Person means all IRDs, LNBs, Dishes and Primefinder Remotes held for use (wherever located, whether in warehouses or in transit) in such Person's Primestar Business, or, in the case of Primefinder Remotes, installed in the home of any PRIMESTAR subscriber of such Person; provided, however, that "Primestar Inventory" of any Person shall not include (i) IRDs, LNBs or Dishes installed in the home of any PRIMESTAR subscriber of such Person or (ii) Unrecovered Inventory of such Person.

    "Primestar Inventory Statement" is defined in Section 3.04.

    "Primestar Inventory Valuation" of any Person means the sum of the amounts determined by taking the product, for each category of Primestar Inventory set forth on Schedule 3.04, of (x) such Person's Final Primestar Inventory of such category and (y) the dollar value set forth on Schedule
  3.04 for such category of Primestar Inventory.

    "Primestar Liabilities" of any Person means all obligations and liabilities of such Person of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, arising out of, relating to, or otherwise in respect of, (i) such Person's Primestar Business, Primestar Assets or Partnership Interest, (ii) the operation by such Person or any of its subsidiaries or affiliates of the Digital Satellite Business, (iii) in the case of Comcast, Newhouse, TWE and GE, such Person's Primestar Debt, together with all arrangement fees, commitment fees and any other fees or expenses charged by the lenders and/or arrangers of any such indebtedness that becomes Interim Financing Debt and (iv) such Person's Assumed Employment Liabilities, other than, in any such case, Excluded Liabilities, all of which are expressly excluded.

    "Primestar Records" of any Person means all PRIMESTAR subscriber lists, billing records, subscriber and supplier correspondence (in any form or medium) used or held for use in such Person's Primestar Business, other than any of the foregoing directly relating to such Person's Excluded Accounts Receivable or Excluded Liabilities.

    "Proceeding" is defined in Section 10.07(b).

    "Providing Person" means any of Comcast, Cox, MediaOne, TWE and Newhouse, as the case may be.

    "Proxy Statement/Prospectus" is defined in Section 5.01(e).

    "Recent Customer Reduction" is defined in Section 4.03(b).

    "Recent Primestar Subscriber" of any Person means any Primestar Customer of such Person included on such Person's Primestar Customer Statement who became a subscriber of such Person's Primestar Business 90 days or less prior to the Closing Date, or in the case of subscribers receiving one (or two) initial

                                     A-1-8

  "free" month(s) for promotional purposes, 120 days or less (or 150 days or less, as applicable) prior to the Closing Date.

    "Registration Rights Agreement" means the Registration Rights Agreement among the Specified Class B Holders, the Class C Holders, GE and the Company in substantially the form of Exhibit F hereto.

    "Reimbursement Agreement" means a Reimbursement Agreement with the Company in substantially the form of Exhibit I hereto.

    "Relevant Agreements" means, (a) with respect to TSAT, this Agreement, the Drop Down Agreement, the TSAT Stockholders Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, and any agreement or instrument to be delivered by TSAT under any of the foregoing agreements; (b) with respect to the Company, this Agreement, the Drop Down Agreement, the TSAT Stockholders Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, each of the Asset Transfer Agreements, each of the Merger Agreements, and any agreement or instrument to be delivered by the Company under any of the foregoing agreements; and (c) with respect to any other Person, this Agreement, any Asset Transfer Agreement, any Merger Agreement, and any agreement or instrument to be delivered by such Person under any of the foregoing agreements, in each case to the extent such Person is named as a party thereto.

    "Representor" is defined in Section 5.02.

    "ResNet Debt" means up to $12 million in indebtedness incurred by TSAT to fund the acquisition by TSAT of a 4.99% interest in each of ResNet Communications, LLC and ResNet Communications, Inc.

    "Restricted Stock Award" means any award of shares of TSAT A Stock or TSAT B Stock granted under the TSAT Stock Plans.

    "Restructuring Transaction" means the transactions contemplated by this Agreement, the Drop Down Agreement, the Merger Agreements and the Asset Transfer Agreements.

    "Retained Employment Liabilities" of any Person means (i) all obligations and liabilities relating to the employment or termination of employment of any Selected Employee of such Person's Primestar Business by such Person or any of its subsidiaries on or prior to the Closing Date and (ii) all obligations and liabilities relating to the employment or termination of employment of any Terminated Employee of such Person's Primestar Business by such Person or any of its subsidiaries at any time.

    "Revised Primestar Customer Statement" is defined in Section 4.03(b).

    "Roll-up Plan" is defined in the Proxy Statement/Prospectus.

    "SAR" means a stock appreciation right granted under a TSAT Stock Plan.

    "Satellite Debt" means indebtedness of Tempo Satellite, Inc. to the Partnership reflecting amounts advanced by the Partnership to fund certain payments under the Satellite Construction Agreement dated as of February 22, 1990 between Tempo Satellite, Inc. and Space Systems/Loral, Inc.

    "Satellite Financing" means any financing of the Partnership in respect of satellites that is supported by Letters of Credit.

    "Satellite LOC Debt" means all reimbursement obligations of TSAT and its subsidiaries to TCI (or, in the case of letters of credit for the account of TSAT, to the issuer thereof) in respect of letters of credit supporting Satellite Financing, but only to the extent such letters of credit are not drawn upon on or prior to the Closing Date.

    "SEC Documents" is defined in Section 5.01(f).

    "Securities Act" is defined in Section 5.01(f).

    "Selected Employee" means any full-time employee of any Class C Holder's Primestar Business engaged full-time in Primestar Business operations who is informed in writing by the Company (or such

                                     A-1-9

  Class C Holder at the direction of the Company) on or prior to March 20, 1998 that he or she will be employed by the Company.

    "Selected Office" of any Person means an office of such Person listed on
  Schedule 1.01-B.

    "Senior Subordinated Discount Notes" means the 12 1/4% Senior
  Subordinated Discount Notes due 2007 of TSAT.

    "Senior Subordinated Notes" means the 10 7/8% Senior Subordinated Notes due 2007 of TSAT.

    "Specified Class B Holder" has the meaning set forth in the Stockholders Agreement.

    "Stay Bonus" means a bonus, in an amount equal to 50% of an employee's monthly base salary and accruing on a monthly basis from December 1, 1997 until the date such employee's employment is terminated, payable to any full-time employee of any Class C Holder's Primestar Business engaged full-time in Primestar Business operations who is (i) informed in writing by such Class C Holder (at the direction of the Company) that he or she will not be employed by the Company after the Closing Date or (ii) offered employment by the Company but chooses not to accept such offer but only if the position offered is not "comparable" to such employee's position with such Class C Holder's Primestar Business or would require a relocation to an office that is more than 55 miles from such employee's current office.

    "Stockholders Agreement" means the Stockholders Agreement among the Specified Class B Holders, the Class C Holders, GE and the Company in substantially the form of Exhibit D hereto.

    "Subsidiary" means, (i) with respect to Comcast, Comcast Sub I and Comcast Sub II, (ii) with respect to Cox, Cox Sub, (iii) with respect to GE, GE Sub and (iv) with respect to MediaOne, MediaOne Sub and each MediaOne Transferor.

    "Super-majority Vote" shall have the meaning assigned thereto in the Partnership Agreement.

    "Supplemental Indentures" means supplemental indentures providing for assumption by the Company on the Closing Date of the Senior Subordinated Discount Notes and the Senior Subordinated Notes, which supplemental indentures shall be in form reasonably satisfactory to the Parties and which shall not otherwise effect any amendment or modification of the indentures under which such notes were issued without the prior approval of the Partnership by a Super-majority Vote.

    "Taxes" is defined in Section 5.01(l).

    "Tax Sharing Agreement" means the Tax Sharing Agreement dated as of June 11, 1997, between TCI and TSAT.

    "TCI" means Tele-Communications, Inc., a Delaware corporation.

    "TCIC Credit Facility" means the Amended and Restated Credit Agreement dated as of February 19, 1997, between TCIC and TSAT.

    "Tempo" means Tempo Satellite, Inc., an Oklahoma corporation.

    "Tempo Assets" means the BSS Authorizations, the Tempo Satellites, the Loral Contract, and all rights, claims and causes of action under the Loral Contract, all insurance claims in respect of the Tempo Satellites, and Tempo's rights under the Tempo Option.

    "Tempo Option" means the Option Agreement and the Glue Letters, together with the option granted to the Partnership thereunder.

    "Tempo Sale" is defined in the TSAT Tempo Agreement.

    "Tempo Satellites" means the satellites constructed under the Loral
  Contract.

    "Terminated Employee" means (i) any full-time employee of any Class C Holder's Primestar Business engaged full-time in Primestar Business operations who is informed in writing by the Company (or such

                                    A-1-10

  Class C Holder at the direction of the Company) on or prior to March 20, 1998 that he or she will not be employed by the Company, (ii) any full-time employee of any Class C Holder not engaged full-time in Primestar Business operations and (iii) any part-time employee of any Class C Holder's Primestar Business.

    "Term Sheet" means the Summary of Business Terms attached to the letter dated June 11, 1997, from the Partnership to the Parties (or their affiliates).

    "Transition Services Agreement" means the Transition Services Agreement dated as of December 4, 1996, between TCI and TSAT.

    "Transition Services Term Sheet" means a term sheet governing transition arrangements between the Company and Comcast, Cox, MediaOne and TWE in form and substance reasonably satisfactory to each of such Parties.

    "TSAT" means TCI Satellite Entertainment, Inc., a Delaware corporation.

    "TSAT A Stock" means Series A Common Stock, par value $1.00 per share, of TSAT.

    "TSAT B Stock" means Series B Common Stock, par value $1.00 per share, of TSAT.

    "TSAT Closing Date" is defined in the TSAT Merger Agreement.

    "TSAT Credit Agreement Amendment" means an amendment to the Credit Agreement dated as of February 19, 1997, between TSAT and the lenders under the Credit Agreement, to permit the Restructuring Transaction, which amendment shall have been approved by a Super-majority Vote.

    "TSAT Customer Ratio" means the ratio of (x) the Final Primestar Customers of TSAT to (y) the Initial Primestar Customers of TSAT.

    "TSAT Debt" means, as of any date of determination, (i) the principal of and premium (if any) in respect of (A) indebtedness of TSAT and its subsidiaries for borrowed money and (B) indebtedness of TSAT and its subsidiaries evidenced by notes, debentures, bonds or other similar instruments; (ii) the capitalized amount of all obligations of TSAT and its subsidiaries required to be classified and accounted for as capital leases for financial reporting purposes in accordance with GAAP; (iii) all obligations of TSAT and its subsidiaries for the deferred purchase price of property or under title retention agreements (excluding trade accounts payable arising in the ordinary course of business); (iv) all reimbursement obligations of TSAT and its subsidiaries in respect of letters of credit, banker's acceptances and similar instruments; and (v) all guarantees (and similar instruments) issued by TSAT and its subsidiaries in respect of obligations of the type listed in clauses (i) through (iv) above of any other Person; provided, that the term "TSAT Debt" shall not include Call Center Debt, Interim Financing Debt, ResNet Debt, Satellite Debt or Satellite LOC Debt.

    "TSAT Inventory Ratio" means the ratio of (x) the Primestar Inventory Valuation of TSAT to (y) the Final Primestar Customers of TSAT.

    "TSAT Merger Agreement" means the Agreement and Plan of Merger dated as of February 6, 1998, between the Company and TSAT.

    "TSAT Merger" means the merger of TSAT with and into the Company, with the Company as the surviving corporation, pursuant to the TSAT Merger Agreement.

    "TSAT Stockholders Agreement" means the Stockholders Agreement among the Company, Malone and TSAT in substantially the form of Exhibit N hereto.

    "TSAT Stockholder Approval" is defined in Section 5.01(e).

    "TSAT Stockholders Meeting" is defined in Section 5.01(g).

    "TSAT Stock Plans" means (i) the TSAT 1996 Stock Incentive Plan and (ii) the TSAT 1997 Nonemployee Director Stock Option Plan.


                                    A-1-11

    "TSAT Sub" means the Company until consummation of the Closing.

    "TSAT Tempo Agreement" means the TSAT Tempo Agreement dated as of February 6, 1998, between the Company and TSAT.

    "TWE" means Time Warner Entertainment Company, L.P., a Delaware limited partnership.

    "TWE Asset Transfer Agreement" means the agreement between the Company and TWE in substantially the form of the Form Asset Transfer Agreement.

    "Unrecovered Inventory" of any Person means all IRDs, LNBs, Dishes and Primefinder Remotes installed in the home of any disconnected PRIMESTAR subscriber of such Person.

    "Up-Front Fee" is defined in Section 7.08(c).

    "US West" means U S WEST Media Group, Inc., a Delaware corporation.

    "US West Guarantee" means the Guarantee Agreement dated as of the date hereof among US West, Comcast, Cox, TSAT, TWE and Newhouse.

    "Voting Agreements" means (i) the Voting Agreement dated as of June 12, 1997, among Donne F. Fisher, a division of TWE, Comcast, TSAT, Cox, MediaOne, Newhouse and GE; (ii) the Voting Agreement dated as of June 12, 1997, among Malone, a division of TWE, Comcast, TSAT, Cox, MediaOne, Newhouse and GE; and (iii) the Voting Agreement dated as of June 12, 1997, among TCI, a division of TWE, Comcast, TSAT, Cox, MediaOne, Newhouse and GE.

  Section 1.02. Terms and Usage Generally. The definitions in Article I shall apply equally to both the singular and plural forms of the terms defined therein. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles or Sections shall be deemed to be references to Articles or Sections of this Agreement, unless the context shall otherwise require. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All accounting terms not defined in this Agreement shall have the meanings determined by GAAP. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

                                  Article II

                            Subsidiary Transactions

  Section 2.01. Subsidiary Transactions. Concurrently with the execution and delivery of this Agreement:

    (a) TSAT and the Company are executing and delivering the Drop Down Agreement, the TSAT Merger Agreement and the TSAT Tempo Agreement;

    (b) TSAT, Malone and the Company are executing and delivering the TSAT Stockholders Agreement;

    (c) Comcast Sub I and the Company are executing and delivering the Comcast I Merger Agreement;

    (d) Comcast Sub II and the Company are executing and delivering the Comcast II Merger Agreement;

    (e) Cox Sub and the Company are executing and delivering the Cox Merger Agreement;

    (f) GE Sub and the Company are executing and delivering the GE Merger Agreement;

                                    A-1-12

    (g) MediaOne, the MediaOne Transferors and the Company are executing and delivering the MediaOne Asset Transfer Agreement;

    (h) Newhouse and the Company are executing and delivering the Newhouse Asset Transfer Agreement; and

    (i) TWE and the Company are executing and delivering the TWE Asset Transfer Agreement.

                                  Article III

                          Asset Transfers and Mergers

  Section 3.01. Drop Down; Charter and By-laws. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Effective Time, TSAT shall consummate the Drop Down in accordance with the terms of the Drop Down Agreement, and concurrently therewith, the Charter shall be filed with the Delaware Secretary of State in accordance with the DGCL, and the Charter and the By-laws shall become effective.

  Section 3.02. Post-Drop Down Transactions. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time:

    (a) each of Comcast Sub I, Comcast Sub II, Cox Sub and GE Sub, respectively, shall merge with and into the Company, in each case in accordance with the respective terms of the Comcast I Merger Agreement, the Comcast II Merger Agreement, the Cox Merger Agreement and the GE Merger Agreement; and

    (b) each of MediaOne and the MediaOne Transferors (other than MediaOne Satellite II, Inc.), Newhouse and TWE, respectively, shall assign and transfer all of such Party's right, title and interest in, to and under such Party's Primestar Assets and Partnership Interest to the Company, and the Company shall assume all of such Party's Primestar Liabilities, and MediaOne Satellite II, Inc., will contribute all the issued and outstanding capital stock of MediaOne Sub to the Company, in each case in accordance with the respective terms of the MediaOne Asset Transfer Agreement, the Newhouse Asset Transfer Agreement and the TWE Asset Transfer Agreement.

  Section 3.03. Primestar Customer Statement. On the day immediately preceding the Closing Date, TSAT and each Class C Holder shall deliver to each other Party a statement, certified by an officer of such Person (a "Primestar Customer Statement"), setting forth the number of Primestar Customers of such Person as of 4 p.m. New York time on such day, as determined in good faith by such Person, and such number shall be deemed to be the number of Primestar Customers of such Person as of the Closing Date for purposes of the transactions contemplated by Section 3.05.

  Section 3.04. Primestar Inventory Statement. On the Closing Date, TSAT and each Class C Holder shall deliver to each other Party a statement, certified by an officer of such Person (a "Primestar Inventory Statement"), setting forth the Primestar Inventory transferred (whether by asset transfer or merger) to the Company or a subsidiary thereof by or on behalf of such Person on the Closing Date as set forth in Sections 3.01 or 3.02. Such Primestar Inventory shall be stated by category in accordance with the categories and subclassifications set forth in the definition of Primestar Inventory and on
Schedule 3.04.

  Section 3.05. Consideration. At the Closing, TSAT will receive (pursuant to the Drop Down Agreement) from the Company, in connection with the transactions described above, shares of Class A Stock of the Company and shares of Class B Stock of the Company, in such amounts as are determined in accordance with the methodology set forth in Exhibit A hereto as of the Closing Date. At the Closing, each of Comcast, Cox, MediaOne, Newhouse and TWE will receive (directly, or through one or more of its Subsidiaries, in each case pursuant to the Merger Agreements and/or Asset Transfer Agreements to which it or any of its Subsidiaries is a party) from the Company, in connection with the transactions described above, (i) shares of Class A Stock

                                    A-1-13
of the Company and shares of Class C Stock of the Company and (ii) in the case of Cox and MediaOne, an amount of cash, and in the case of Comcast, Newhouse and TWE, an assumption of indebtedness by the Company, in each case in such amounts as are determined in accordance with the methodology set forth in Exhibit A hereto as of the Closing Date. At the Closing, GE will receive (indirectly, through its Subsidiary, pursuant to the GE Merger Agreement to which its Subsidiary is a party) from the Company, in connection with the transactions described above, (i) shares of Class A Stock of the Company and
(ii) an assumption of indebtedness by the Company, in each case in such amounts as are determined in accordance with the methodology set forth in Exhibit A hereto as of the Closing Date. The numbers set forth in Exhibit A are for illustrative purposes only and are not binding on the parties hereto.

                                  Article IV

                                    Closing

  Section 4.01. Closing Date. (a) Subject to the terms and conditions of this Agreement, the closing of the Restructuring Transaction (the "Closing") shall take place (i) at the offices of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York, 10019, on the later of (x) March 31, 1998 and (y) the first business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article VIII shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as the Parties may agree (the "Closing Date").

  (b) At the Closing:

    (i) the transactions described in Article III shall be consummated as provided therein, in the Drop Down Agreement and in the applicable Merger Agreements and Asset Transfer Agreements, and appropriately executed documents to be delivered pursuant to the Drop Down Agreement, the Merger Agreements and Asset Transfer Agreements shall be delivered by the applicable parties;

    (ii) the Company shall deliver to TSAT, Comcast, Cox, MediaOne, TWE, Newhouse and GE (in connection with the Drop Down Agreement and the applicable Merger Agreements and Asset Transfer Agreements) (x) certificates representing the shares of Class A Stock, Class B Stock and Class C Stock as provided in Section 3.05, which shares (when delivered to such Parties pursuant to such agreements) shall have been duly authorized, validly issued, fully paid and nonassessable, (y) in the case of Comcast, TWE, Newhouse and GE, an instrument assuming the amount of debt determined pursuant to Section 3.05 and (z) in the case of Cox and MediaOne, the amount of cash determined pursuant to Section 3.05;

    (iii) the Company shall deliver to Comcast, Cox, MediaOne and TWE, by wire transfer of immediately available funds, each such Party's respective Up-Front Fee;

    (iv) TSAT, Comcast, Cox, MediaOne, TWE and Newhouse shall deliver to the Company a list of its Primestar subscribers as of the day immediately preceding the Closing Date, in paper and magnetic form;

    (v) the Company and the appropriate Parties shall deliver to one another duly executed counterparts of the Stockholders Agreement, the Registration Rights Agreement and the Reimbursement Agreements;

    (vi) TWE and Newhouse shall deliver to one another duly executed counterparts of the Newhouse Voting Agreement; and

    (vii) the Company and each of the Founders shall deliver to one another duly executed counterparts of an Agency Agreement, an HP Agency Agreement and a Distributor Agreement.

  Section 4.02. Closing Adjustments on Primestar Inventory. (a) During the 45 day period following the Closing Date, the Company and its independent auditors shall be permitted to review the working papers relating to each Person's Primestar Inventory Statement delivered pursuant to Section 3.04, and each Providing Person shall cooperate in good faith with the Company to respond to any questions the Company may have in respect

                                    A-1-14
of such Providing Person's Primestar Inventory Statement. At or prior to the conclusion of such 45 day period, the Company shall give written notice to each Party of its agreement with a Primestar Inventory Statement (in which case such Primestar Inventory Statement shall be deemed final and binding upon each Party), or of its disagreement with the statement (a "Notice of Disagreement"). Any such Notice of Disagreement shall specify in detail the nature of such disagreement. If a Notice of Disagreement is received in a timely manner, then the applicable Primestar Inventory Statement, as revised in accordance with clause (x) or (y) below, shall become final and binding upon each Party on the earlier of (x) the date the Company and the applicable Providing Person resolve in writing the differences they have with respect to the matter specified in a Notice of Disagreement or (y) the date any disputed matters are finally resolved in writing by the Accounting Firm, as described below; provided, that if any matter in respect of any Providing Person's Primestar Inventory Statement is submitted to the Accounting Firm, then the Company shall submit TSAT's Primestar Inventory Statement to the Accounting Firm so that the Accounting Firm may review and revise (if necessary) TSAT's Primestar Inventory Statement, and TSAT's Primestar Inventory Statement as so reviewed and/or revised shall become final and binding upon each Party. Upon becoming final and binding as set forth above, a Primestar Inventory Statement shall become a "Final Primestar Inventory Statement".

  During the 30 day period following the delivery of a Notice of Disagreement, the Company and the applicable Providing Person shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement. During such period such Providing Person and its auditors shall have access to the working papers of the Company and its auditors prepared in connection with the Notice of Disagreement. At the end of such 30 day period, the Company and such Providing Person shall submit to an independent accounting firm (the "Accounting Firm") for review and resolution any and all matters which remain in dispute and which were properly included in the Notice of Disagreement. The Accounting Firm shall be such nationally recognized independent public accounting firm as shall be agreed upon by the Company and all the Providing Persons in writing. The Company and each applicable Providing Person shall jointly request, and shall use their respective commercially reasonable efforts to cause, the Accounting Firm to render a decision resolving the matters submitted to it within 75 days following submission. The Company and each other Party hereby agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of an Accounting Firm shall in each case be borne equally by the Company and the applicable Providing Person.

  (b) Within 5 business days after the Final Primestar Inventory and Final Primestar Customers of TSAT and each Class C Holder shall have been determined in accordance with Sections 4.02 and 4.03, the Company shall calculate each Class C Holder's Inventory Payment. If a Class C Holder's Inventory Payment is a positive number, such Class C Holder shall pay that amount to the Company. If a Class C Holder's Inventory Payment is a negative number, the Company shall pay the absolute value of that amount to such Class C Holder. Any such payment shall be made by wire transfer of immediately available funds within 5 business days after written notice from the Company to the applicable Class C Holder of the amount thereof.

  Section 4.03. Adjustment for Primestar Customers. (a) During the 45 day period following the Closing Date, the Company and its independent auditors shall be permitted to review the working papers relating to each Person's Primestar Customer Statement delivered pursuant to Section 3.03 to determine whether the number of Primestar Customers set forth therein has been overstated (including overstatements described in Section 7.05, and excluding overstatements in respect of delinquencies of Recent Primestar Subscribers which is addressed in Section 4.03(b)), and each Providing Person shall cooperate in good faith with the Company to respond to any questions the Company may have in respect of such Providing Person's Primestar Customer Statement. At or prior to the conclusion of such 45 day period, the Company shall give written notice to each Party of its agreement with a Primestar Customer Statement (in which case such Primestar Customer Statement shall be deemed final and binding upon each Party), or shall deliver a Notice of Disagreement. Any such Notice of Disagreement shall specify in detail the nature of such disagreement and the amount by which the Company believes Primestar Customers have been overstated. If a Notice of Disagreement is received in a timely manner, then the applicable Primestar Customer Statement, as adjusted in accordance with clause (x) or (y) below, shall

                                    A-1-15
become final and binding upon each Party on the earlier of (x) the date the Company and the applicable Providing Person resolve in writing the differences they have with respect to the matter specified in a Notice of Disagreement or
(y) the date any disputed matters are finally resolved in writing by the Accounting Firm, as described below; provided, that if any matter in respect of any Providing Person's Primestar Customer Statement is submitted to the Accounting Firm, then the Company shall submit TSAT's Primestar Customer Statement to the Accounting Firm so that the Accounting Firm may review and revise (if necessary) TSAT's Primestar Customer Statement, and TSAT's Primestar Customer Statement as so reviewed and/or revised shall become final and binding upon each Party.

  During the 30 day period following the delivery of a Notice of Disagreement, the Company and the applicable Providing Person shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in such Notice of Disagreement. During such period such Providing Person shall have access to the working papers of the Company and its auditors prepared in connection with the Notice of Disagreement. At the end of such 30 day period, the Company and such Providing Person shall submit to the Accounting Firm for review and resolution any and all matters which remain in dispute and which were properly included in the Notice of Disagreement. The Company and each applicable Providing Person shall jointly request, and shall use their respective commercially reasonable efforts to cause, the Accounting Firm to render a decision resolving the matters submitted to it within 75 days following submission. The Company and each other Party hereby agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Accounting Firm shall be borne equally by the Company and the applicable Providing Person.

  (b) On the 151st day following the Closing Date, the Company shall determine, for each Person's Primestar Customer Statement (as adjusted pursuant to Section 4.03(a)), the number of Recent Primestar Subscribers on such statement which, if subjected to the delinquency tests set forth in the definition of Primestar Customer as of such 151st day, would count as less than one full Primestar Customer (for each such Person, the aggregate amount of such reductions is referred to as such Person's "Recent Customer Reduction"). The Company shall prepare and deliver to each Providing Person a revised Primestar Customer Statement (a "Revised Primestar Customer Statement") for TSAT and each Providing Person, which shall set forth a number of Primestar Customers equal to (x) the number of Primestar Customers set forth on such Person's Primestar Customer Statement (as adjusted pursuant to Section 4.03(a)) minus (y) such Person's Recent Customer Reduction (as determined by the Company), and the Company shall cooperate in good faith with each Providing Person to respond to any questions such Providing Person may have in respect of such Providing Person's Revised Primestar Customer Statement. During the 30 day period following receipt by the applicable Providing Person of such Providing Person's Revised Primestar Customer Statement, such Providing Person and its independent auditors shall be permitted to review the working papers relating to such Revised Primestar Customer Statement. At the conclusion of such 30 day period, such Providing Person shall give written notice to the Company of its agreement with such Revised Primestar Customer Statement (in which case such Revised Primestar Customer Statement shall be deemed final and binding upon each Party), or shall deliver a Notice of Disagreement. Any such Notice of Disagreement shall specify in detail the nature of such disagreement. If a Notice of Disagreement is received in a timely manner, then the applicable Revised Primestar Customer Statement, as further revised in accordance with clause (x) or (y) below, shall become final and binding upon each Party on the earlier of (x) the date the Company and the applicable Providing Person resolve in writing the differences they have with respect to the matter specified in a Notice of Disagreement or (y) the date any disputed matters are finally resolved in writing by the Accounting Firm, as described below; provided, that if any matter in respect of any Providing Person's Revised Primestar Customer Statement is submitted to the Accounting Firm, then the Company shall submit TSAT's Revised Primestar Customer Statement to the Accounting Firm so that the Accounting Firm may review and further revise (if necessary) TSAT's Revised Primestar Customer Statement, and TSAT's Revised Primestar Customer Statement as so further reviewed and/or revised shall become final and binding upon each Party. Upon becoming final and binding as set forth above, a Revised Primestar Customer Statement shall become a "Final Primestar Customer Statement".

                                    A-1-16

  During the 30 day period following the delivery of a Notice of Disagreement, the Company and the applicable Providing Person shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement. During such period the Company and its auditors shall have access to the working papers of such Providing Person and its auditors prepared in connection with the Notice of Disagreement. At the end of such 30 day period, the Company and such Providing Person shall submit to the Accounting Firm for review and resolution any and all matters which remain in dispute and which were properly included in the Notice of Disagreement. The Company and each applicable Providing Person shall jointly request, and shall use their respective commercially reasonable efforts to cause, the Accounting Firm to render a decision resolving the matters submitted to it within 75 days following submission. The Company and each other Party hereby agree that judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of an Accounting Firm shall in each case be borne equally by the Company and the applicable Providing Person.

  (c) Within 5 business days after the Final Primestar Customer Statement of TSAT and each Class C Holder shall have been determined, the Company shall calculate each Class C Holder's Customer Payment. If a Class C Holder's Customer Payment is a positive number, such Class C Holder shall pay that amount to the Company. If a Class C Holder's Customer Payment is a negative number, the Company shall pay the absolute value of that amount to such Class C Holder. Any such payment shall be made by wire transfer of immediately available funds within 5 business days after written notice from the Company to the applicable Class C Holder of the amount thereof.

  Section 4.04. Adjustment for Capital Contributions. Within 10 days after the Closing Date, the Company shall reimburse each Class C Holder and GE (by wire transfer of immediately available funds) for 100% of any capital contributions made to the Partnership after March 31, 1997 by such Party, as evidenced by the Partnership's records of such contributions; provided, that for avoidance of doubt, such reimbursement shall not include any payment in respect of interest on any such amount.

  Section 4.05. Netting. Any payments pursuant to this Article IV by the Company to any Person on any payment date may be netted against payments due to the Company on such date from such Person pursuant to this Article IV, and in such event the Company shall deliver written notice to such Person setting forth the calculation of such netting.

                                   Article V

                        Representations and Warranties

  Section 5.01. Representations and Warranties of TSAT. TSAT represents and warrants to each other Party as follows:

    (a) Organization, Standing and Corporate Power. Each of TSAT and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of TSAT and each of its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on TSAT. TSAT has delivered to each other Party complete and correct copies of its certificate of incorporation and by-laws and the certificates of incorporation and by-laws of its subsidiaries, in each case as amended to the date of this Agreement.

    (b) Subsidiaries. (A) Schedule 5.01(b) lists each subsidiary of TSAT. All the outstanding shares of capital stock of the TSAT Sub and each such other subsidiary have been validly issued and are fully paid

                                    A-1-17
  and nonassessable and, except as set forth in Schedule 5.01(b), are directly owned by TSAT, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its subsidiaries and except for the ownership interests set forth in Schedule 5.01(b), TSAT does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, limited liability company, joint venture or other entity.

    (B) The TSAT Sub was formed by TSAT solely for the purpose of engaging in the transactions contemplated by this Agreement. The TSAT Sub does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) other than those under this Agreement, the Drop Down Agreement, the Merger Agreements, the Asset Transfer Agreements, the TSAT Merger Agreement, the TSAT Tempo Agreement and the TSAT Stockholders Agreement.

    (c) Tempo. Tempo's sole assets and liabilities consist of the Tempo Assets and the liabilities associated therewith (including Tempo's obligations to the Partnership in respect of advances by the Partnership to Tempo). All agreements to which Tempo is a party or bound are listed on
  Schedule 5.01(c). Except as set forth on Schedule 5.01(c), Tempo has no indebtedness for borrowed money and has no other obligations of the type set forth in the definition of "TSAT Debt".

    (d) Capital Structure. The authorized capital stock of TSAT consists of 185,000,000 shares of TSAT A Stock, 10,000,000 shares of TSAT B Stock and 5,000,000 shares of preferred stock, par value $.01 per share. The authorized capital stock of the TSAT Sub is as set forth in Schedule 5.01(b). At the close of business on February 6, 1998, (i) 58,237,114 shares of TSAT A Stock, 8,465,324 shares of TSAT B Stock and no shares of preferred stock were issued and outstanding, (ii) no shares of TSAT A Stock and no shares of TSAT B Stock were held by TSAT in its treasury, and (iii) 3,700,000 shares of TSAT A Stock and no shares of TSAT B Stock were reserved for issuance pursuant to the TSAT Stock Plans. Except as set forth above, at the close of business on February 6, 1998, no shares of capital stock or other voting securities of TSAT were issued, reserved for issuance or outstanding. Except as set forth in Schedule 5.01(d), there are no outstanding SARs which were not granted in tandem with a related Employee Stock Option. Ten shares of common stock of the TSAT Sub are issued and outstanding and held by TSAT. All outstanding shares of capital stock of TSAT and the TSAT Sub are, and all shares which may be issued pursuant to the TSAT Stock Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in Schedule 5.01(d), there are not any bonds, debentures, notes or other indebtedness of TSAT having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of TSAT may vote. Schedule 5.01(d) sets forth a complete list of all outstanding options (together with applicable exercise prices) to purchase capital stock of TSAT. Except as set forth in Schedule 5.01(d), there are not any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which TSAT or any of its subsidiaries is a party or by which any of them is bound obligating TSAT or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of TSAT or of any of its subsidiaries or obligating TSAT or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are not any outstanding contractual obligations of TSAT or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of TSAT or any of its subsidiaries.

    (e) Authority; Noncontravention. TSAT and the TSAT Sub each have the requisite corporate power and authority to enter into their respective Relevant Agreements and, subject to approval and adoption of the Roll-up Plan by the holders of 66 2/3% of the total voting power of the outstanding shares of TSAT A Stock and TSAT B Stock, voting together as a class (the "TSAT Stockholder Approval"), to consummate the transactions contemplated by each of its Relevant Agreements. The execution and delivery by TSAT and the TSAT Sub of their respective Relevant Agreements and the consummation by TSAT and the TSAT Sub of the Restructuring Transaction, the TSAT Merger and the Tempo Sale have been duly authorized by all necessary corporate action on the part of TSAT and the TSAT Sub, subject to the TSAT Stockholder Approval. Each Relevant Agreement of TSAT and the TSAT Sub has been (or upon execution will be) duly

                                    A-1-18
  executed and delivered by TSAT and/or the TSAT Sub and constitutes (or upon execution will constitute) a valid and binding obligation of TSAT and/or the TSAT Sub, enforceable against TSAT and/or the TSAT Sub in accordance with their respective terms. The execution and delivery of each Relevant Agreement of TSAT and the TSAT Sub does not, and the consummation of the Restructuring Transaction, the TSAT Merger and the Tempo Sale, and compliance with the provisions of such Relevant Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of TSAT or any of its subsidiaries under, (i) the certificate of incorporation or by-laws of TSAT or the comparable charter or organizational documents of any of its subsidiaries, (ii) except as disclosed on Schedule 5.01(e), any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to TSAT or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to TSAT or any of its subsidiaries or their respective properties or assets, other than, in the case of clause (ii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Material Adverse Effect on TSAT. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign, including, without limitation, the European Community (a "Governmental Entity"), is required by or with respect to TSAT or any of its subsidiaries in connection with (I) the execution and delivery of any Relevant Agreement of TSAT or the TSAT Sub or (II) the consummation by TSAT or the TSAT Sub of the Restructuring Transaction, except for (i) the filing of a premerger notification and report form by TSAT under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (together with the rules and regulations promulgated thereunder, the "HSR Act"), (ii) applicable approvals of the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended, and any regulations promulgated thereunder (the "Communications Act"), (iii) the filing with the SEC of (x) a proxy statement relating to the TSAT Stockholder Approval (as amended or supplemented from time to time, the "Proxy Statement/Prospectus"), (y) a registration statement of the Company on Form S-4 in connection with the issuance of capital stock of the Company in the TSAT Merger (the "Form S-4") and (z) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), as may be required in connection with this Agreement and the Restructuring Transaction, (iv) the filing of a certificate of merger under the TSAT Merger Agreement and each other Merger Agreement with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which TSAT is qualified to do business and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth on Schedule 5.01(e).

    (f) SEC Documents; Undisclosed Liabilities. TSAT has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of TSAT included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case

                                    A-1-19
  of unaudited statements, as permitted by Form 1O-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of TSAT and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed SEC Documents or in Schedule 5.01(f), neither TSAT nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of TSAT and its consolidated subsidiaries or in the notes thereto.

    (g) Information Supplied. None of the information supplied or to be supplied by TSAT or any of its subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to TSAT's stockholders or at the time of the meeting of TSAT's stockholders held to vote on approval and adoption of the Roll-up Plan, including, for avoidance of doubt, this Agreement, the Drop Down Agreement, the TSAT Merger Agreement and the TSAT Tempo Agreement (the "TSAT Stockholders Meeting"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The financial statements of TSAT included in the Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and will be prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and will fairly present the consolidated financial position of TSAT and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by TSAT with respect to statements made or incorporated by reference therein based on information supplied by any other Party for inclusion or incorporation by reference in the Proxy Statement/Prospectus.

    (h) Absence of Certain Changes or Events. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed SEC Documents") or in Schedule 5.01(h), since the date of the most recent audited financial statements included in the Filed SEC Documents, TSAT has conducted its business only in the ordinary course, and there has not been (i) any Material Adverse Change in TSAT, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of TSAT's capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) (x) any granting by TSAT or any of its subsidiaries to any executive officer or director of TSAT or any of its subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents, (y) any granting by TSAT or any of its subsidiaries to any such executive officer or director of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents or (z) any entry by TSAT or any of its subsidiaries into any employment, severance or termination agreement with any such executive officer or director, (v) any damage, destruction or loss, whether or not covered by insurance, that has or is likely to have a Material Adverse Effect on TSAT, or (vi) any change in accounting methods, principles or practices by TSAT materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

                                    A-1-20

    (i) Litigation. Except as disclosed in the Filed SEC Documents or in
  Schedule 5.01(i), there is no suit, action or proceeding pending or, to the knowledge of TSAT, threatened against or affecting TSAT or any of its subsidiaries (and TSAT is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on TSAT, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against TSAT or any of its subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

    (j) Absence of Changes in Benefit Plans. Except as disclosed in the Filed SEC Documents or in Schedule 5.01(j), since the date of the most recent audited financial statements included in the Filed SEC Documents, there has not been any adoption or amendment in any material respect by TSAT or any of its subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of TSAT or any of its subsidiaries (collectively, "Benefit Plans"). Except as disclosed in the Filed SEC Documents, there exist no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between TSAT or any of its subsidiaries and any current or former employee, officer or director of TSAT or any of its subsidiaries.

    (k) ERISA Compliance. (i) Schedule 5.01(k) contains a list and brief description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other Benefit Plans maintained, or contributed to, by TSAT or any of its subsidiaries for the benefit of any current or former employees, officers or directors of TSAT or any of its subsidiaries. TSAT has delivered to each other Party true, complete and correct copies of (v) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (w) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (x) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (y) each trust agreement and group annuity contract relating to any Benefit Plan and (z) the most recent actuarial and financial valuations prepared with respect to each Benefit Plan.

    (ii) Except as disclosed in Schedule 5.01(k), all Pension Plans intended to be qualified under Section 401(a) of the Code have been the subject of determination letters from the Internal Revenue Service to the effect that such Pension Plans are so qualified and exempt from Federal income Taxes under Section 501(a) of the Code, and no such determination letter has been revoked nor, to the knowledge of TSAT, has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

    (iii) Each Benefit Plan has been administered in material compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable laws. No event has occurred that could reasonably be expected to result in material liability with respect to the Benefit Plans. There are no pending or, to the knowledge of TSAT, threatened investigations, claims or lawsuits (other than routine benefit claims) with respect to the Benefit Plans that could reasonably be expected to result in material liability to the Benefit Plans, TSAT or its subsidiaries.

    (iv) No Pension Plan that TSAT or any of its subsidiaries maintains, or to which TSAT or any of its subsidiaries is obligated to contribute, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA; collectively, the "Multiemployer Pension Plans"), had, as of the respective last annual valuation date for each such Pension Plan, an "unfunded benefit liability" (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions which have been furnished to each other Party. None of the Pension Plans has an "accumulated funding deficiency" (as such

                                    A-1-21
  term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. None of the Pension Plans has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. None of TSAT, any of its subsidiaries, any officer of TSAT or any of its subsidiaries or any of the Benefit Plans which are subject to ERISA, including the Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject TSAT, any of its subsidiaries or any officer of TSAT or any of its subsidiaries to the Tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (1) of ERISA. Neither any of such Benefit Plans nor any of such trusts has been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect to any of the Benefit Plans during the last five years. Neither TSAT nor any of its subsidiaries has incurred a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Section 4203 and Section 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any of the Multiemployer Pension Plans.

    (v) With respect to any Benefit Plan that is an employee welfare benefit plan, except as disclosed in Schedule 5.01(k), (x) each such Benefit Plan that is a "group health plan", as such term is defined in Section 5000(b)(1) of the Code, complies with the applicable requirements of
  Section 4980B(f) of the Code and (y) each such Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to TSAT or any of its subsidiaries on or at any time after the Effective Time.

    (vi) Except as disclosed in Schedule 5.01(k), consummation of the transactions contemplated by this Agreement will not result in any increased compensation or benefits, or the acceleration of the payment of any increased compensation or benefits for any current or former employee or director of TSAT or its subsidiaries.

    (l) Taxes. Except as disclosed in Schedule 5.01(l), each of TSAT and each of its subsidiaries has filed all material Tax returns and reports required to be filed by it and has paid (or TSAT has paid on its behalf) all material Taxes required to be paid by it, and the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve for all material Taxes payable by TSAT and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements. No deficiencies for any material Taxes have been proposed, asserted or assessed against TSAT or any of its subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending. As used in this Agreement, "Taxes" shall include all Federal, state, local and foreign income, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever.

    (m) No Excess Parachute Payments. Other than payments that may be made to the persons listed on Schedule 5.01(m) (the "Primary Executives"), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Restructuring Transaction by any employee, officer or director of TSAT or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation
  Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code). Set forth in Schedule 5.01(m) is (i) the maximum amount that could be paid to each Primary Executive as a result of the transactions contemplated by this Agreement and the TSAT Merger Agreement under all employment, severance and termination agreements, other compensation arrangements and Benefit Plans currently in effect and (ii) the "base amount" (as such term is defined in Section 280G(b)(3) of the Code) for each Primary Executive calculated as of the date of this Agreement.

    (n) Voting Requirements. The TSAT Stockholder Approval is the only vote of the holders of any class or series of TSAT's capital stock necessary to approve the Roll-up Plan, including, for avoidance of doubt, this Agreement, the Drop Down Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, the Restructuring Transaction, the TSAT Merger and the Tempo Sale, and the respective transactions contemplated by such agreements.


                                    A-1-22

    (o) State Takeover Statutes. The Board of Directors of TSAT has unanimously approved the Roll-up Plan, including, for avoidance of doubt, the Restructuring Transaction, the TSAT Merger, the Tempo Sale, the Voting Agreements, this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement and the TSAT Stockholders Agreement, and such approval is sufficient to render inapplicable to the Roll-up Plan, the Restructuring Transaction, the TSAT Merger, the Tempo Sale, the Voting Agreements, this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement and the TSAT Stockholders Agreement, the provisions of Section 203 of the DGCL.

    (p) Brokers; Schedule of Fees and Expenses. Except for Merrill Lynch & Co. Incorporated, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Restructuring Transaction, the TSAT Merger and the Tempo Sale, based upon arrangements made by or on behalf of TSAT. The estimated fees and expenses incurred and to be incurred by TSAT in connection with this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, the Restructuring Transaction, the TSAT Merger and the Tempo Sale (including the fees of TSAT's legal counsel) are set forth in Schedule 5.01(p).

    (q) Opinion of Financial Advisor. TSAT has received the opinion of Merrill Lynch & Co. Incorporated, dated as of a date on or about the date of this Agreement, a complete and correct copy of which has been provided to each Party.

  Section 5.02. Representations and Warranties of Certain Parties. Each of Comcast, Cox, GE, MediaOne, TWE and Newhouse, severally and not jointly, represents and warrants (each in such capacity, a "Representor") to each other Party as follows:

    (a) Organization, Standing and Corporate Power. Such Representor and each of its Subsidiaries, if any, is a corporation or partnership duly organized or formed, validly existing and, in the case of a corporation, in good standing, under the laws of the jurisdiction in which it is incorporated or formed and has the requisite corporate or partnership power and authority to carry on its business as now being conducted. Such Representor and each of its Subsidiaries, if any, is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on such Representor.

    (b) Subsidiaries; All Assets. (A) The authorized capital stock of such Representor's Subsidiaries, if any, and the number of shares of such capital stock that are issued and outstanding, are as set forth on such Representor's Schedule 5.02(b)(A). Except as set forth on such Representor's Schedule 5.02(b)(A), no shares of capital stock or other voting securities of any of such Representor's Subsidiaries, if any, are issued, reserved for issuance or outstanding. All the outstanding shares of capital stock of each of such Representor's Subsidiaries, if any, have been validly issued, fully paid and nonassessable and are owned, directly or indirectly, by such Representor free and clear of all Liens.

    (B) Except as disclosed on such Representor's Schedule 5.02(b)(B), on and as of the Closing Date: (i) the sole assets of each Subsidiary of such Representor, if any, will be Primestar Assets and Partnership Interests and such Subsidiary's rights under its Merger Agreement or Asset Transfer Agreement; (ii) no Subsidiary of such Representor will own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, limited liability company, joint venture or other entity, other than Partnership Interests; (iii) no Subsidiary of such Representor will have any obligations or liabilities of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, other than Primestar Liabilities (which shall not include any Primestar Debt unless such Representor is Comcast, Newhouse, TWE or GE), and such Subsidiary's obligations under its Merger Agreement or Asset Transfer Agreement; and (iv) no Subsidiary of such Representor will have any employees other than Selected Employees.

                                    A-1-23

    (c) Authority; Noncontravention. Such Representor and each of its Subsidiaries, if any, has the requisite corporate power and authority to enter into its Relevant Agreements and to consummate the transactions contemplated by each of its Relevant Agreements. The execution and delivery by such Representor and each of its Subsidiaries, if any, of its Relevant Agreements and the consummation by such Representor and such Subsidiaries of the Restructuring Transaction have been duly authorized by all necessary corporate or partnership action on the part of such Representor and such Subsidiaries. Each Relevant Agreement of such Representor and each of its Subsidiaries, if any, has been (or upon execution will be), duly executed and delivered by such Representor or Subsidiary, as applicable, and constitutes (or upon execution will constitute) a valid and binding obligation of such Representor or Subsidiary, as applicable, enforceable against such Representor or Subsidiary, as applicable, in accordance with their respective terms. The execution and delivery of each Relevant Agreement of such Representor or any of its Subsidiaries, if any, does not, and the consummation of the Restructuring Transaction and compliance with the provisions of such Relevant Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Representor or Subsidiary under, (i) its certificate of incorporation or by-laws or partnership agreement, as applicable, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to such Representor or Subsidiary or their properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Representor or Subsidiary or their respective properties or assets, other than, in the case of clause (ii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not have a Material Adverse Effect on such Representor. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to such Representor or any of its subsidiaries in connection with (I) the execution and delivery of any Relevant Agreement of such Representor or any of its Subsidiaries, if any, or (II) the consummation by such Representor or any of its Subsidiaries, if any of the Restructuring Transaction, except for (i) the filing of a premerger notification and report form by such Representor under the HSR Act, (ii) applicable approvals of the FCC pursuant to the Communications Act, (iii) the filing with the SEC of (x) the Proxy Statement/Prospectus, (y) the Form S-4 and (z) such reports under Section 13(a) of the Exchange Act, as may be required in connection with this Agreement and the Restructuring Transaction, (iv) the filing of a certificate of merger and appropriate documents with the relevant authorities of other states in which such Representor is qualified to do business and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth on such Representor's Schedule 5.02(c).

    (d) Information Supplied. None of the information supplied or to be supplied by such Representor or any of its subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or
  (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to TSAT's stockholders or at the time of the TSAT Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The financial statements of such Representor's Primestar Business included in the Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and will be prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and will fairly present the consolidated financial position of such Representor's Primestar Business as of the dates thereof and the consolidated results of operations and cash flows of such Representor's Primestar Business for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

                                    A-1-24

    (e) Absence of Certain Changes or Events. Except as disclosed in such Representor's Schedule 5.02(e), since June 11, 1997, such Representor has conducted its Primestar Business (directly or through its Subsidiaries, if any) only in the ordinary course, and there has not been (i) any Material Adverse Change in such Representor's Primestar Business or (ii) any damage, destruction or loss, whether or not covered by insurance, that has or is likely to have a Material Adverse Effect on such Representor.

    (f) Litigation. Except as disclosed on such Representor's Schedule 5.02(f), there is no suit, action or proceeding pending or, to the knowledge of the Representor, threatened against or affecting such Representor or such Representor's Primestar Assets or Partnership Interest or any Subsidiary of such Representor (and the Representor is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on such Representor, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against such Representor or any of its Primestar Assets or Partnership Interest or any Subsidiary of such Representor having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

    (g) Taxes. Such Representor and each of its Subsidiaries, if any, have filed all material Tax returns and reports required to be filed by them and have paid all material Taxes required to be paid by them, with respect to their Primestar Assets and Partnership Interest. Except as disclosed on such Representor's Schedule 5.02(g), no deficiencies for any material Taxes have been proposed, asserted or assessed against such Representor or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

    (h) Employee Matters. Neither the Representors, their Subsidiaries nor any entity required to be treated with the Representors as a single employer under Section 414 of the Code has any unsatisfied liability under Title IV of ERISA (other than insurance premiums not yet due). Each of the employee benefit plans (as defined in Section 3(3) of ERISA) covering any current or former employee of the Subsidiaries or the Primestar Business (the "Representors' Benefit Plans") is in material compliance with ERISA, the Code and all other applicable laws. No event or condition has occurred with respect to the Representors' Benefit Plans that could give rise to any liability of the Subsidiaries or the Primestar Business.

  Section 5.03. Special Representation. (a) Comcast represents and warrants to each other Party that Comcast Sub I and Comcast Sub II, together, hold all of the Primestar Assets and Partnership Interests of Comcast's Primestar Business.

  (b) Cox represents and warrants to each other Party that Cox Sub holds all of the Primestar Assets and Partnership Interests of Cox's Primestar Business;

  (c) MediaOne represents and warrants to each other Party that MediaOne, the MediaOne Transferors, and MediaOne Sub, together, hold all of the Primestar Assets and Partnership Interests of US West's Primestar Business.

  (d) TWE and Newhouse, jointly and severally, represent and warrant to each other Party that except as disclosed on TWE's Schedule 5.03(d), TWE and Newhouse together hold all of the Primestar Assets and Partnership Interests of TWE's and Newhouse's Primestar Business.

  (e) GE represents and warrants to each other Party that GE Sub holds all of the Partnership Interests of GE.

                                  Article VI

                        Covenants Relating to Business

  Section 6.01. Alternative Transactions. (a) Prior to the Closing Date, TSAT agrees that neither it nor any of its subsidiaries shall, nor shall it or any of its subsidiaries permit their respective officers, directors, employees,

                                    A-1-25
agents and representatives to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated in this Agreement, or could reasonably be expected to have such effect. Prior to the Closing Date, neither the Board of Directors of TSAT nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to any other Party, the approval or recommendation by such Board of Directors or any such committee of the Roll-up Plan, including, for avoidance of doubt, the Restructuring Transaction, the TSAT Merger, the Tempo Sale, the Voting Agreements, this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement or the TSAT Stockholders Agreement or (ii) approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the first sentence of this
Section 6.01.

  (b) Each of TSAT, Comcast, Cox, GE, MediaOne, TWE and Newhouse, severally and not jointly, agrees that prior to the Closing Date, it will not, and it will not permit any of its subsidiaries to, sell, or agree to sell, all or any part of its Primestar Assets or Partnership Interests to any other Person, except for sales of Primestar Inventory in the ordinary course of business consistent with past practice; provided, that the foregoing shall not apply to any transfers between TWE and Newhouse and their affiliates; and provided, further, that the foregoing shall not apply to any indirect transfer resulting from a merger of, a sale of substantially all the assets of, a spin-off by, or a similar transaction involving all or any significant part of, any of Comcast, Cox, GE, US West, TWE, Time Warner Inc. or Newhouse (so long as the successor entity that succeeds to its predecessor(s) obligations under this Agreement, after giving effect to such transaction, continues to (x) be bound by the provisions of this Agreement to the same extent as such predecessor(s) and (y) hold, directly or indirectly, substantially all the cable systems that such predecessor(s) held prior to consummation of such transaction).

  Section 6.02. Interim Operations of TSAT. For the period from June 11, 1997 until the Closing Date, TSAT:

    (a) shall not (and shall cause each of its subsidiaries not to), take any action that would result in any representation or warranty of TSAT being untrue in any material respect;

    (b) shall (and shall cause each of its subsidiaries to), conduct its business and operations according to its ordinary course of business consistent with past practice;

    (c) shall use its commercially reasonable efforts to preserve intact its and its subsidiaries' business organization;

    (d) shall use its commercially reasonable efforts to keep available the services of its and its subsidiaries' officers and employees;

    (e) except for the amendments to the Company's certificate of incorporation and by-laws as contemplated by Section 3.01, shall not (and shall cause each of its subsidiaries not to) amend its certificate of incorporation or by-laws;

    (f) shall not (and shall cause each of its subsidiaries not to) authorize for issuance, issue, sell, deliver, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) shares issued upon exercise of any rights, warrants or options outstanding as of June 11, 1997 or, in the case of Benefit Plans existing as of June 11, 1997, any rights, warrants or options authorized under such existing plans and shares issued upon exercise thereof and (ii) Employee Stock Options issued to directors, officers or other employees of TSAT in the ordinary course of business and consistent with past practice);

    (g) shall not (and shall cause each of its subsidiaries not to) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or any other ownership interests (whether in stock or property or a combination thereof) or (iii) directly or indirectly purchase, redeem or otherwise acquire any shares of

                                    A-1-26
  or options or warrants or rights relating to its capital stock or that of any of its subsidiaries, or make any commitment for any such action;

    (h) shall not (and shall cause each of its subsidiaries not to) (i) create, incur, assume, maintain or permit to exist any long term debt or short term debt for borrowed money (other than (x) under lines of credit and other credit facilities of TSAT existing on the date of this Agreement and described in Schedule 6.02(h) and debt securities outstanding on the date of this Agreement and in respect of capitalized lease obligations, not to exceed $525,000,000 in the aggregate, and (y) the Interim Financing Debt, (ii) issue or sell any debt securities, (other than borrowings under existing lines of credit in the ordinary course of business), (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except the Partnership and/or TSAT's wholly owned subsidiaries, or
  (iv) make any loans, advances or capital contributions to or investments in any other Person other than in the ordinary course of business and consistent with past practice;

    (i) shall not make any change to its (or any of its subsidiaries') accounting (including Tax accounting) methods, principles, practices, or policies, other than those required by GAAP and except, in the case of Tax accounting methods, principles or practices, in the ordinary course of business of TSAT or any of its subsidiaries;

    (j) shall not make any payment in respect of indebtedness for borrowed money (other than payments in accordance with the terms of such indebtedness (as they existed as of June 11, 1997 if incurred prior to such date));

    (k) shall not (and shall cause each of its subsidiaries not to), sell, lease, transfer, mortgage, subject to any Lien or otherwise dispose of, any of its properties or assets except in the ordinary course of business;

    (l) shall not (and shall cause each of its subsidiaries not to), acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any assets that are material, individually or in the aggregate, to TSAT and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

    (m) shall not (and shall cause each of its subsidiaries not to), purchase or acquire any property or assets from or otherwise engage in any transactions with, any Person that is affiliated with (i) TSAT, (ii) Malone or (iii) TCI, other than in the ordinary course of business and consistent with past practice and on terms and conditions not less favorable to TSAT than could be obtained on an arm's length basis from unrelated third parties;

    (n) shall not (and shall cause the Company not to) amend, modify, deliver any consent under or terminate, or agree to amend, modify, deliver any consent under or terminate, any provision of the TSAT Stockholders Agreement, the TSAT Merger Agreement or the TSAT Tempo Agreement, unless each other Party shall have consented thereto;

    (o) shall (and shall cause the Company to), comply with its respective obligations under the TSAT Stockholders Agreement, the TSAT Merger Agreement and the TSAT Tempo Agreement;

    (p) shall cause the Company not to waive any defaults under the TSAT Stockholders Agreement, the TSAT Merger Agreement or the TSAT Tempo Agreement, unless each other Party shall have consented thereto; and

    (q) shall not, and shall cause the Company not to, agree to do any of the foregoing.

  Section 6.03. Interim Operations of each Class C Holder. For the period from June 11, 1997 until the Closing Date, GE, with respect to clause (a) below only, and each Class C Holder, with respect to its Primestar Business, Primestar Assets and its Subsidiaries, if any:

                                    A-1-27

    (a) except as otherwise provided in the Transition Term Sheet, shall not, and shall cause its Subsidiaries not to, take any action that would result in any representation or warranty of such Class C Holder or GE being untrue in any material respect;

    (b) except for transactions required in connection with consummation of the Restructuring Transaction and except as otherwise provided in the Transition Term Sheet, shall conduct its Primestar Business according to its ordinary course of business consistent with past practice;

    (c) except as otherwise provided in the Transition Term Sheet, shall use its commercially reasonable efforts to preserve intact the organization of its Primestar Business; and

    (d) except as otherwise provided in the Transition Term Sheet, and except for the orderly transitioning of Terminated Employees, shall use its commercially reasonable efforts to keep available the services of the officers and employees of its Primestar Business, to the extent failure to do so would have a Material Adverse Effect on such Class C Holder.

  Section 6.04. Other Actions. Subject to Section 7.04(b), each of TSAT and each Class C Holder and (for purposes of clauses (a) through (c) below) GE, hereby agrees to take no action that would reasonably be expected to cause:

    (a) the failure of any such Party to perform and comply in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by such Party on or prior to the Closing Date;

    (b) the failure of any such Party to obtain all necessary approvals or appropriate consents of any United States Federal or state governmental entity or any other third party in connection with the consummation of the transactions contemplated herein, including approvals and consents under the HSR Act and applicable FCC rules and regulations;

    (c) the institution of any suit, action or proceeding challenging, seeking to restrain, prohibiting or adversely affecting in any material respect the consummation of the transactions contemplated herein; or

    (d) any Material Adverse Effect, in the case of TSAT, on TSAT, and in the case of each Class C Holder, on such Class C Holder.

                                  Article VII

                             Additional Covenants

  Section 7.01. Preparation of Form S-4 and the Proxy Statement/Prospectus; TSAT Stockholders Meeting. (a) Each Party shall cooperate in the preparation of the Proxy Statement/Prospectus and the Form S-4 and all pre- and post-effective amendments thereto and the filing thereof with the SEC. Such cooperation shall include, without limitation, (i) preparation of historical and pro forma financial statements relating to such Party required to be included in such filings, (ii) provision of financial and other information relating to such Party required to be included in such filings, (iii) engagement of accountants to report on and provide comfort letters in customary form in respect of financial information provided by such Party for inclusion in such filings (which comfort letters will be received by TSAT in accordance with customary practice) and (iv) responding to comments relating to such Party received from the staff of the SEC in respect of such filings promptly after receipt thereof.

  (b) Each Party shall be entitled to review any materials related to the Proxy Statement/Prospectus at any time and from time to time prior to their mailing to the TSAT stockholders, and to comment thereon, and TSAT and the Company shall incorporate into such materials each Party's reasonable comments thereon so that such materials are reasonably acceptable to each Party. TSAT shall cause the Company to prepare and file with the SEC the Form S-4 in which the Proxy Statement/Prospectus will be included as a prospectus, as promptly as

                                    A-1-28
practicable after the date of this Agreement. Each of TSAT and the Company shall use its best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. TSAT will use its best efforts to cause the Proxy Statement/Prospectus to be mailed to TSAT's stockholders as promptly as practicable after the date the Form S-4 is declared effective under the Securities Act. TSAT and the Company shall also take any commercially reasonable action (other than qualifying to do business in any jurisdiction in which TSAT is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of capital stock of the Company in the Restructuring Transaction.

  (c) TSAT will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the TSAT Stockholders Meeting, and will use its best efforts to cause the TSAT Stockholders Meeting to be held as promptly as practicable after the date the Proxy Statement/Prospectus is mailed to the TSAT Stockholders, and to cause the TSAT Stockholder Approval to be obtained at such meeting. TSAT will, through its Board of Directors, recommend to its stockholders approval of the Roll-up Plan, including, for avoidance of doubt, this Agreement, the TSAT Merger Agreement and the Restructuring Transaction. Without limiting the generality of the foregoing, TSAT agrees that its obligations pursuant to the first sentence of this
Section 7.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to TSAT of any alternative transaction of the type referred to in Section 6.01.

  (d) The Parties acknowledge and agree that, subject to Section 7.04(b), they shall each use their commercially reasonable efforts to cause the Closing to occur by March 31, 1998 (or as soon as reasonably practicable thereafter), and to cause the TSAT Stockholders Meeting to occur sufficiently prior to such date to permit the Closing to occur by such date.

  Section 7.02. Listing Application. The Company and TSAT shall prepare and submit to NASDAQ listing applications covering the shares of Class A Stock and Class B Stock issuable by the Company pursuant to the TSAT Merger, and shall use their respective best efforts to obtain, prior to the Effective Time, approval for the listing of such stock, subject to official notice of issuance.

  Section 7.03. Access to Information; Confidentiality. The Company and TSAT shall afford to each Class C Holder and GE, and each Class C Holder and GE shall afford to TSAT, and, in each case, to the officers, employees, accountants, counsel, financial advisors and other representatives of such Parties, reasonable access during normal business hours during the period prior to the Effective Time to (i) in the case of TSAT and each TSAT Sub, all their respective properties, books, contracts, commitments, personnel and records and (ii) in the case of each Class C Holder and GE, all their respective properties, books, contracts, commitments, personnel and records in respect of their Primestar Assets and Subsidiaries, if any. Each of the foregoing parties agrees to use its best efforts in good faith to obtain all waivers and consents necessary under any confidentiality or non-disclosure agreement (other than any such agreement with a Party seeking disclosure hereunder, as to which the Party seeking disclosure shall be deemed to have waived such confidentiality or non-disclosure with respect to itself) to afford reasonable access to the applicable Party. During such period, each of the Company and TSAT shall, and shall cause each of its respective subsidiaries to, furnish promptly to each other Party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other Party may reasonably request. Except as required by law, each Party will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information becomes publicly available (otherwise than through the wrongful act of any such Person) and shall use its best efforts to ensure that such Persons do not disclose such information to others without the prior written consent of the applicable Party from whom such information was received. In the event of the termination of this Agreement for any reason, each Party shall promptly return or destroy all documents containing nonpublic information so obtained from any other Party or any of its subsidiaries and any copies made of such documents.

  Section 7.04. Commercially Reasonable Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each Party agrees to use its commercially reasonable efforts to take, or

                                    A-1-29
cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Restructuring Transaction, the TSAT Merger and (if the TSAT Merger shall not first have been consummated) the Tempo Sale, including using its commercially reasonable efforts to (i) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtain all necessary consents, approvals or waivers from third parties, (iii) respond to requests for information from the Department of Justice, the Federal Trade Commission, the FCC and any other Governmental Entity relating to the Restructuring Transaction, the TSAT Merger or the Tempo Sale, (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or all or any part of the Restructuring Transaction, the TSAT Merger or the Tempo Sale, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, TSAT and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Roll-up Plan, including, for avoidance of doubt, the Restructuring Transaction, the TSAT Merger, the Tempo Sale, the Voting Agreements, this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement or the TSAT Stockholders Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Restructuring Transaction, the TSAT Merger, the Tempo Sale, the Voting Agreements, this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement or the TSAT Stockholders Agreement, take all action necessary to ensure that the Restructuring Transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Restructuring Transaction, the TSAT Merger and the Tempo Sale.

  (b) Notwithstanding anything to the contrary in this Agreement, no Party shall be required to agree to any prohibition, limitation or other requirements that would (i) prohibit or limit the ownership or operation by such Party or any of its subsidiaries or affiliates of any portion of the business or assets of such Party or any of its subsidiaries or affiliates, or compel such Party or any of its subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of such Party or any of its subsidiaries or affiliates, (ii) impose limitations on the ability of such Party to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company, including the right to vote the capital stock of the Company acquired by it on all matters properly presented to the stockholders of the Company, (iii) prohibit such Party or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of such Party or any of its subsidiaries or affiliates or (iv) change in any respect the governance of the Company from that set forth in the Charter and By-laws, or change such Party's rights under the Stockholders Agreement or the Newhouse Voting Agreement, or impose limitations on the ability of such Party to exercise any such rights.

  (c) Each Party shall give prompt written notice to the other Parties of (i) any representation or warranty contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

  Section 7.05. Primestar Customers. None of TSAT, TWE, Newhouse, Cox, Comcast or MediaOne shall engage in any unusual selling or subscriber retention practices (including rebates, give-backs, discounts and debt forgiveness outside the ordinary course of business consistent with past practice) prior to the Closing that are designed to inflate their Primestar Customer additions or retentions beyond normal levels, and thereby increase the percentage of high risk customers. The Company shall be entitled to review individual PRIMESTAR

                                    A-1-30
subscriber records of each such Party to ensure that the foregoing has been complied with, and instances of noncompliance shall be deemed to be overstatements for purposes of the adjustment pursuant to Section 4.03(a) (and shall be subject to the dispute resolution procedure set forth in Section 4.03(a)).

  Section 7.06. GE Agreements. The Company shall succeed to and assume the rights and obligations of the Partnership to GE under the existing agreements between the Partnership and GE or its affiliates, including, without limitation, the Ku-1 User Agreement between Primestar and GE, dated as of February 8, 1990 and the Amended and Restated Memorandum of Agreement, dated as of October 18, 1996, with GE.

  Section 7.07. Equipment. Each party to this Agreement hereto acknowledges that the ground equipment and "System" technology to be used by the Company in its high power business will be General Instrument's DigiCipher II technology.

  Section 7.08. Financing; Letters of Credit. (a) TSAT shall use its commercially reasonable efforts to arrange for financing sufficient to enable the Company to pay the cash and assume the indebtedness contemplated to be paid and assumed pursuant to Section 3.05, and shall consult with each of Comcast, Cox, MediaOne, TWE, Newhouse and GE in respect of the terms of such financing.

  (b) TSAT shall negotiate in good faith with the banks in respect of the TSAT Credit Agreement Amendment and the Supplemental Indentures and shall use its best efforts to ensure that the TSAT Credit Agreement Amendment and the Supplemental Indentures are entered into as soon as is reasonably practicable after the date hereof.

  (c) Each of Comcast, Cox, MediaOne and TWE, severally and not jointly, agrees to maintain each of its Letters of Credit as in existence on the date of this Agreement on the respective terms of such Letters of Credit, and in consideration thereof, the Company shall pay to each such Party by wire transfer of immediately available funds (i) on the Closing Date, a fee (the "Up-Front Fee") equal to 0.125% of the aggregate face amount of such Party's Letters of Credit and (ii) on the first business day of each month during which such Party's Letters of Credit are in effect, a fee (the "Monthly Fee") equal to 0.10% of the aggregate face amount of such Party's Letters of Credit (retroactive to January 1, 1998). Each of Comcast, Cox, MediaOne and TWE, severally and not jointly, agrees that prior to the expiration of its respective Letters of Credit referred to above, such Party shall extend the maturity of such Letters of Credit to June 30, 1999, and the Monthly Fee shall be payable in respect of each such extended Letter of Credit in the same manner set forth above. In addition, the Company shall reimburse each of Comcast, Cox, MediaOne and TWE for all commitment fees and other costs incurred by such Parties in respect of their Letters of Credit, as incurred, but only to the extent the Company (directly or through TSAT) shall have agreed to reimburse such amounts to TCI in respect of its Letters of Credit.

  Section 7.09. Agreements. On the Closing Date, each Party and the Company shall enter into the agreements referenced in Section 4.01.

  Section 7.10. Compliance. (a) During the period from the date hereof through the Closing Date, each Representor shall cause each of its Subsidiaries, if any, to comply with and perform its obligations under each Relevant Agreement of any such Subsidiary.

  (b) During the period from the date hereof through the Closing Date, TSAT shall cause the TSAT Sub to comply with and perform its obligations under each Relevant Agreement of the TSAT Sub.

  Section 7.11. ASkyB Transaction. (a) The Parties acknowledge and agree that the intent and desire of the Parties is to close both the Restructuring Transaction and the transactions contemplated by the ASkyB Agreement as promptly as possible and simultaneously if feasible. The Parties hereto agree that the closing of the Restructuring Transaction is not contingent on the closing of the transactions contemplated by the ASkyB Agreement. The Parties hereto agree that if all conditions to the closing of the Restructuring Transaction set forth in Article VIII are satisfied (or otherwise waived) prior to the satisfaction (or waiver) of all conditions to the

                                    A-1-31
closing of the transactions contemplated by the ASkyB Agreement, the Parties hereto agree promptly to close the Restructuring Transaction.

  (b) Subject to Section 7.04(b), the Parties shall cooperate with each other in good faith to consummate the transactions contemplated by the ASkyB Agreement. Subject to the preceding paragraph, the Parties shall also use commercially reasonable efforts to respond to requests for information from the Department of Justice, the Federal Trade Commission, the FCC and any other Governmental Entity relating to the transactions contemplated by the ASkyB Agreement, and to prepare and make such other filings as may be reasonably required to apply for any approvals, authorizations and consents of any Governmental Entity regarding the transactions contemplated by the ASkyB Agreement as may be required by applicable law or regulation, and to prepare and provide each other Party with the financial information regarding such Party and its Primestar Business (subject to appropriate confidentiality safeguards) as may be reasonably required to comply with the requirements of such laws and regulations, including the requirements of the Securities Act or the Exchange Act relating to any filings to be made by TSAT or the Company in connection with the transactions contemplated by the ASkyB Agreement, in each case on as prompt a basis as is reasonably practicable.

  Section 7.12. Indemnification. (a) Indemnification by the Company. If the Closing shall occur, the Company and its subsidiaries, jointly and severally, shall indemnify each of TSAT, Comcast, Cox, MediaOne, TWE, Newhouse, GE, each affiliate of TSAT, Comcast, Cox, MediaOne, TWE, Newhouse or GE, and each of their respective officers, directors, employees and agents against and hold them harmless from (i) any and all losses, liabilities, claims, damages, costs and expenses (including attorneys' fees and disbursements and other reasonable professional fees and disbursements, whether or not litigation is instituted) (collectively, "Losses") suffered or incurred by any such indemnified party arising out of or resulting from any Primestar Liabilities of any of TSAT, Comcast, Cox, MediaOne, TWE, Newhouse or GE (or any of their respective affiliates), (ii) any and all Losses arising out of or resulting from the operation by the Company, its subsidiaries, or any of their respective predecessors of the Primestar Business or the Digital Satellite Business or the ownership by the Company, its subsidiaries, or any of their respective predecessors of the Primestar Assets or any assets used primarily in the Digital Satellite Business (the "Digital Satellite Assets"), whether before, on or after the Closing Date and (iii) any and all Losses arising out of or resulting from the business, affairs, assets or liabilities of the Company and its subsidiaries, whether arising before, on or after the Closing Date.

  (b) Indemnification by Comcast, Cox, MediaOne, TWE, Newhouse and GE. If the Closing shall occur, each of Comcast, Cox, MediaOne, TWE, Newhouse and GE, severally and not jointly, shall indemnify the Company its subsidiaries and each of their respective officers, directors, employees and agents against and hold them harmless from, any and all Losses arising out of or resulting from
(A) such indemnitor's Excluded Liabilities, (B)(i) the operation by such indemnitor, its subsidiaries or any of their respective predecessors of any business other than the Primestar Business or the Digital Satellite Business or (ii) the ownership by such indemnitor, its subsidiaries or any of their respective predecessors of any assets other than Primestar Assets or Digital Satellite Assets, in any such case whether before, on or after the Closing Date or (C) any and all Losses arising out of or resulting from the business, affairs, assets or liabilities, other than Primestar Liabilities, of such indemnitor after the Closing Date.

  (c) Indemnification by Comcast, Cox, MediaOne and GE. If the Closing shall occur, each of Comcast, Cox, MediaOne and GE, severally and not jointly, shall indemnify the Company its subsidiaries and each of their respective officers, directors, employees and agents against and hold them harmless from, any and all Losses arising out of or resulting from the breach of any of such indemnitor's representations and warranties set forth in Section 5.02(b)(B).

  (d) Procedures. Any party seeking indemnification hereunder shall give prompt notice to the other party of any claim as to which indemnification is sought, and the indemnifying party shall have the right to control, at its own expense, the conduct of any such claim, and any litigation arising out of such claim. An indemnifying party shall not be liable for any settlement of any action or claim effected without its consent, which consent shall not

                                    A-1-32
be unreasonably withheld. Notwithstanding the foregoing, the party seeking indemnification hereunder shall have the right, at its own expense, to participate in (but not control) the defense of any third-party claim giving rise to a claim of indemnification hereunder, and shall have the right to control (with counsel of its own choice and at the expense of the indemnifying party) the defense of any such third party claim if such third party claim shall seek any material non-monetary damages or criminal penalties, or if the indemnifying party shall also be a party or potential party to such claim (or another claim based on substantially similar facts) and the party seeking indemnification shall have received an opinion of counsel stating that the party seeking indemnification has substantive defenses to such claim that are different from and potentially inconsistent with those available to the indemnifying party.

  Section 7.13. Tax Indemnification. (a) Each of Comcast, Cox, and GE (each, in such capacity, a "MergerIndemnitor") shall indemnify the Company, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from
(i) all liability for Covered Taxes of the MergerIndemnitor's Subsidiary for the Pre-Closing Tax Period, (ii) all liability (as a result of Treasury Regulation (S) 1.1502-6(a) or otherwise) for Covered Taxes of any corporation which, prior to the Closing, was affiliated with the MergerIndemnitor's Subsidiary or with which the MergerIndemnitor's Subsidiary, prior to the Closing, otherwise filed a consolidated, combined, unitary or aggregate Tax return, (iii) all liability for Covered Taxes resulting from the merger of the MergerIndemnitor's Subsidiary with and into the Company failing to qualify under either (I) Section 351(a) of the Code coupled with a deemed liquidation of the MergerIndemnitor's Subsidiary under Section 332 of the Code or (II)
Section 368(a) of the Code, (except, in either such case, if and to the extent any failure to so qualify attributable to any action taken after the Closing by the Company or any of its subsidiaries, other than any such action expressly required or contemplated by this Agreement), and (iv) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  (b) Each of MediaOne, Newhouse, and TWE (each, in such capacity, a "ContributionIndemnitor") shall indemnify the Company, its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from (i) in the case of a transfer of assets (other than stock of a corporation) to the Company by such ContributionIndemnitor, all liability for Covered Taxes attributable to the operation or ownership of such assets during the Pre-Closing Tax Period, (ii) in the case of a transfer of stock of a corporation (a "Contributed Corporation") to the Company by such ContributionIndemnitor, all liability for Covered Taxes of the Contributed Corporation for the Pre-Closing Tax Period,
(iii) in the case of a Contributed Corporation, all liability (as a result of Treasury Regulation (S)1.1502-6(a) or otherwise) for Covered Taxes of any corporation which, prior to the Closing, was affiliated with the Contributed Corporation or with which the Contributed Corporation, prior to the Closing, otherwise filed a consolidated, combined, unitary or aggregate Tax return, and
(iv) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  (c) Notwithstanding the foregoing, each MergerIndemnitor and ContributionIndemnitor (together, each an "Indemnitor") shall not be required to indemnify and hold harmless the Company and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives, and the Company shall indemnify each Indemnitor, its affiliates and each of their respective officers, directors, employees, stockholders, agents, and representatives against and hold them harmless from,
(i) all liability for Covered Taxes of the Company for the Post-Closing Tax Period, (ii) all liability for Covered Taxes resulting from the merger of the MergerIndemnitor's Subsidiary with and into the Company failing to qualify under Section 368(a) of the Code if and to the extent such failure is attributable to any action taken after the Closing by the Company or any of its subsidiaries (other than any such action expressly required or contemplated by this Agreement), and (iii) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses relating to the foregoing.

  (d) If a MergerIndemnitor is required to make an indemnity payment pursuant to clause (iii) of Section 7.13(a) by virtue of a merger failing to qualify under Section 368(a) of the Code and, as a result of such failure,

                                    A-1-33
the Company or any of its subsidiaries actually realizes a tax benefit in a Post-Closing Tax Period (including by virtue of an increase in the tax basis of the assets acquired in the merger to fair market value), then the Company shall pay to such MergerIndemnitor the amount of such tax benefit within ten days of having actually realized such benefit (including at the time estimated Tax payments are due). For this purpose, the Company or any of its subsidiaries shall be deemed to actually realize a tax benefit to the extent, and at such time as, the amount of the Tax payable by the Company or such subsidiary for the relevant taxable period is reduced below the amount of Tax that the Company or such subsidiary would otherwise have been required to pay for such taxable period at such time if the merger had qualified under Section 368(a) of the Code.

  Section 7.14. Post-Closing Cooperation; Confidentiality. (a) For a period of 180 days after the Closing, each Party shall cooperate with the Company to ensure the orderly transition of such Person's Primestar Business to the Company. Each Party and the Company shall cooperate with one another in connection with the furnishing of information that is reasonably necessary for financial reporting and accounting matters and in respect of compliance with disclosure and reporting requirements under the Securities Act and the Exchange Act.

  (b) After the Closing, upon reasonable written notice, the Company and each other Party shall furnish or cause to be furnished to one another, as promptly as practicable, such information and assistance (to the extent within the control of such Party) relating to such Party's Primestar Assets or Partnership Interests (including access to books and records) as is reasonably necessary for the filing of all Tax returns, and making of any election related to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding related to any Tax return. The Company and each other Party shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving such Party's Primestar Assets or Partnership Interest. The Company and each other Party shall retain the books and records relating to such Party's Primestar Assets and Partnership Interest for a period of seven years after the Closing. With respect to ad valorem Taxes attributable to the conduct of a Party's Primestar Business prior to the Closing Date, the Company shall prepare the first draft of each such Tax return and shall provide such draft to the applicable Party for review and comment, and such Party shall file such Tax return and shall be liable for, and shall pay, the amount of such Taxes as due and shall reimburse the Company for its reasonable out-of-pocket costs and expenses incurred in the preparation of such Tax returns.

  (c) Each of Comcast and Cox, severally and not jointly, agrees that from and after the Closing, the Company shall have the right and authority (x) to collect for its own account all Post-Closing Accounts Receivable, (y) to collect for the account of Comcast or Cox, as applicable, all Excluded Accounts Receivable and (z) to collect for the respective accounts of the Company and Comcast or Cox, as applicable, (as provided herein) all accounts receivable that comprise both Post-Closing Accounts Receivable and Excluded Accounts Receivable. Each of Comcast and Cox, severally and not jointly, agrees to promptly deliver (or cause its subsidiaries to deliver) to the Company any cash or other property received directly or indirectly by it with respect to the Post-Closing Accounts Receivable, including any amounts payable as interest. The Company agrees to promptly deliver to Comcast or Cox, as applicable, any cash or other property received directly or indirectly by it with respect to Excluded Accounts Receivable of Comcast or Cox, as applicable. In the event that any amounts received by the Company, Comcast or Cox, as applicable, relate to both Post-Closing Accounts Receivable and Excluded Accounts Receivable, such amounts shall be duly allocated by the recipient to the appropriate categories and the amounts so allocated shall be delivered to the appropriate party as provided above.

  (d) For a period of three years after the Closing, except as required by law, each Party will hold, and will cause its respective officers and employees to hold, any nonpublic information included in such Party's Primestar Records in confidence until such time as such information becomes publicly available (otherwise than through the wrongful act of any such Person).

  Section 7.15. TCI Agreements. TSAT shall cause the Transition Services Agreement to terminate effective on or prior to the Closing Date.

                                    A-1-34

  Section 7.16. Employee Matters. If the Closing shall occur, the Company shall make an offer of employment to each Selected Employee of TWE, Newhouse, MediaOne, Comcast and Cox, or any of their respective subsidiaries, and shall take such other steps as shall be reasonably required to effectuate the provisions of this Agreement in respect of such Selected Employees.

  Section 7.17. Other Stockholder Approvals. (a) As soon as practicable after the date of this Agreement and in any event prior to the TSAT Stockholders Meeting, TSAT, as the sole stockholder of the Company, shall execute and deliver a written consent of sole stockholder, approving and adopting this Agreement, the Merger Agreements, the Asset Transfer Agreements, the TSAT Merger Agreement and the TSAT Tempo Agreement.

  (b) As soon as practicable after the date of this Agreement and in any event prior to the TSAT Stockholders Meeting, Cox, as the sole stockholder of Cox Sub, Comcast, as the sole stockholder of Comcast Sub I and Comcast Sub II, and GE, as the sole stockholder of GE Sub, shall execute and deliver a written consent of sole stockholder, approving and adopting the respective Merger Agreements to which such respective Subsidiaries are parties.

                                 Article VIII

                             Conditions Precedent

  Section 8.01. Conditions Precedent. The rights and obligations of each Party shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions precedent:

    (a) Strategic Plan. The five year strategic plan of the Company shall have been approved by a Super-majority Vote (in the form approved, the "Five Year Plan").

    (b) Stockholder Approval. The TSAT Stockholder Approval shall have been obtained.

    (c) HSR Act. The waiting period (and any extension thereof) applicable to the Restructuring Transaction under the HSR Act shall have been terminated or shall have expired.

    (d) Communications Act. All orders and approvals of the FCC required in connection with the consummation of the Restructuring Transaction, if any, shall have been obtained or made.

    (e) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Restructuring Transaction shall be in effect.

    (f) NASDAQ Listing. The shares of Class A Stock and Class B Stock issuable to the stockholders of TSAT pursuant to the TSAT Merger Agreement and under the TSAT Stock Plans shall have been approved for listing on NASDAQ, subject to official notice of issuance.

    (g) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    (h) Secretary's Certificates. Each Party shall have received certificates from a Secretary or Assistant Secretary of each other Party (and any Subsidiary of any such Party that is a party to the Drop Down Agreement or an Asset Transfer Agreement or Merger Agreement) (i) certifying organizational documents of such Party and relevant board (or partnership) resolutions authorizing the transactions contemplated by this Agreement, the Drop Down Agreement (if applicable) and any applicable Asset Transfer Agreement or Merger Agreement and (ii) as to the incumbency of each person signing any Relevant Agreement on behalf of such Party or Subsidiary.

  Section 8.02. Conditions to Obligations of each of Comcast, Cox, MediaOne, TWE, Newhouse and GE. The obligations of each of Comcast, Cox, MediaOne, TWE, Newhouse and GE are further subject to the following conditions:


                                    A-1-35

    (a) Representations and Warranties. The representation and warranties of each other Party set forth in this Agreement (and of Malone set forth in the Malone Letter) that are qualified as to materiality shall be true and correct, and the representations and warranties of each other Party set forth in this Agreement (and of Malone set forth in the Malone Letter) that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, except as otherwise contemplated by this Agreement, and such Party shall have received certificates signed on behalf of each such other Party by the chief executive officer and the chief financial officer of such other Party (and from Malone) to such effect.

    (b) Performance of Obligations. Each other Party (including any Subsidiary of such other Party) and each TSAT Sub (and Malone) shall have performed in all material respects all obligations required to be performed by it under each of its Relevant Agreements (and under the Malone Letter) at or prior to the Closing Date, and such Party shall have received a certificate signed on behalf of each such other Party (and Subsidiary) and the TSAT Sub, by the chief executive officer and the chief financial officer of such other Party (or Subsidiary) and the TSAT Sub (and from Malone) to such effect.

    (c) Financing. All financing arrangements of the Company (including those of TSAT to be assumed by the Company or to remain in effect after the Effective Time) shall be in accordance with the Five Year Plan.

    (d) Capacity. The Company shall have sufficient credit lines and borrowing capacity to pay the cash and assume the indebtedness contemplated to be paid and assumed pursuant to Section 3.05.

    (e) Letters of Credit. The Letters of Credit of TCI and each other Party (or their respective affiliates, as applicable) shall be in effect, and TCI shall have agreed in writing with TSAT to extend the maturity of its Letters of Credit to June 30, 1999, and the consideration payable to TCI in respect of its Letters of Credit shall be the same as that for the other Parties as set forth in Section 7.08(c).

    (f) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success, (i) challenging the acquisition by such Party of any shares of capital stock of the Company, seeking to restrain or prohibit the consummation of the Restructuring Transaction or seeking to obtain from such Party or the Company any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company or such Party or any of their respective subsidiaries or affiliates of any portion of the business or assets of the Company, such Party or any of their respective subsidiaries or affiliates, or to compel the Company, such Party or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of the Company, such Party or any of their respective subsidiaries or affiliates, as a result of the Restructuring Transaction, (iii) seeking to impose limitations on the ability of such Party to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company, including the right to vote the capital stock of the Company acquired by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit the Company, such Party or any of their respective subsidiaries or affiliates from effectively controlling in any material respect the business or operations of the Company, such Party or any of their respective subsidiaries or affiliates, (v) seeking to change in any respect the governance of the Company from that set forth in the Charter and By-laws, or to change such Party's rights under the Stockholders Agreement or the Newhouse Voting Agreement, or seeking to impose limitations on the ability of such Party to exercise any such rights or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on the Company.

    (g) State Takeover Statutes. TSAT and the Board of Directors of TSAT shall have taken all actions required to render inapplicable to the Roll-up Plan, including, for avoidance of doubt, the Restructuring Transaction, the TSAT Merger, the Tempo Sale, the Voting Agreements, this Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement and the TSAT Stockholders Agreement, any state takeover statute or similar statute or regulation that would otherwise apply or purport to apply to such transactions and agreements.

                                    A-1-36

    (h) Tax Representation Letter. Each other Party shall have delivered a tax representation letter, dated the Closing Date, in the same form as the letter delivered by each such Party on the date of this Agreement.

  Section 8.03. Conditions to Obligations of TSAT. The obligations of TSAT are further subject to the following conditions:

    (a) Representations and Warranties. The representations and warranties of each other Party set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of each other Party set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, except as otherwise contemplated by this Agreement, and TSAT shall have received certificates signed on behalf of each such other Party by the chief executive officer and the chief financial officer of such other Party to such effect.

    (b) Performance of Obligations. Each other Party (including any Subsidiary of such other Party) shall have performed in all material respects all obligations required to be performed by it under each of its Relevant Agreements at or prior to the Closing Date, and TSAT shall have received a certificate signed on behalf of each such other Party (and Subsidiary) by the chief executive officer and the chief financial officer of such other Party (or Subsidiary) to such effect.

    (c) Letters of Credit. The Letters of Credit of each other Party (or their respective affiliates, as applicable) shall be in effect.

    (d) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success, (i) seeking to restrain or prohibit the consummation of the Restructuring Transaction or seeking to obtain from TSAT or the Company any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company or TSAT or any of their respective subsidiaries or affiliates of any portion of the business or assets of the Company, TSAT or any of their respective affiliates, or to compel the Company, TSAT or any of their respective affiliates to dispose of or hold separate any portion of the business or assets of the Company, TSAT or any of their respective affiliates, as a result of the Restructuring Transaction, (iii) seeking to prohibit the Company or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries, (iv) seeking to impose limitations on the ability of TSAT or any Person that (as of the date of this Agreement) holds 5% or more of the TSAT A Stock or TSAT B Stock to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company, including the right to vote all capital stock of the Company acquired by such Person pursuant to the Restructuring Transaction on all matters properly presented to the stockholders of the Company, (v) seeking to change in any respect the governance of the Company from that set forth in the Charter and By-laws, or to change TSAT's rights under the Stockholders Agreement, or seeking to impose limitations on the ability of TSAT to exercise any such rights or
  (vi) which otherwise is reasonably likely to have a Material Adverse Effect on the Company.

    (e) Tax Representation Letter. Each other Party shall have delivered a tax representation letter, dated the Closing Date, in the same form as the letter delivered by each such Party on the date of this Agreement.

                                  Article IX

                       Termination, Amendment and Waiver

  Section 9.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the vote of the stockholders of TSAT at the TSAT Stockholders Meeting:

    (a) by mutual written consent of the parties hereto; or

    (b) by any Party:


                                    A-1-37

      (i) if, upon a vote at a duly held TSAT Stockholders Meeting or any adjournment thereof, the TSAT Stockholder Approval shall not have been obtained; or

      (ii) if any judgment, decree, injunction, rule or order of any Governmental Entity which prohibits, restricts or delays consummation of the Restructuring Transaction shall have become final and nonappealable;

provided, however, that the Party seeking termination is not in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.

  Section 9.02. Effect of Termination. In the event of termination of this Agreement by any Party as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation hereunder on the part of any Party, other than this Section 9.02 and Article X and except to the extent that such termination results from the wilful and material breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

  Section 9.03. Amendment. This Agreement may be amended by the Parties at any time before or after the TSAT Stockholder Approval; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

  Section 9.04. Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 9.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                   Article X

                              General Provisions

  Section 10.01. Nonsurvival of Representations and Warranties. Except as set forth in either of the next two sentences, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. The representations and warranties of TSAT in this Agreement shall survive the Closing solely for purposes of
Section 5.02(a) of the TSAT Merger Agreement, and shall terminate on the earlier of (i) the TSAT Closing Date and (ii) termination of the TSAT Merger Agreement. The representation and warranty of MediaOne, Comcast, Cox and GE set forth in Section 5.02(b)(B) shall survive the Closing solely for purposes of Section 7.12(c) and shall terminate at the close of business 18 months following the Closing Date. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

  Section 10.02. Notices. Any notice or other communication that is required or that may be given in connection with this Agreement shall be in writing and shall be delivered personally, telecopied or sent by certified, registered or express mail or by Federal Express or similar courier service, postage prepaid, and shall be deemed given when so received if delivered personally or by telecopy or, if mailed, seven (7) calendar days after the date of mailing (three (3) calendar days in the case of express mail, Federal Express or similar courier service), as follows:

                                    A-1-38

   If to the Company:

   8085 South Chester Street, Suite 300
   Englewood, CO 80112
   Attention of President
   Facsimile: (303) 712-4977

   With a separate copy delivered to:

   Baker & Botts, LLP
   599 Lexington Avenue
   New York, NY 10022
   Attention of Marc A. Leaf, Esq.
   Facsimile: (212) 705-5125

   If to TWE:

   290 Harbor Drive
   Stamford, CT 06902
   Attention of General Counsel,
              Time Warner Cable
   Facsimile: (203) 328-4840

   With a separate copy delivered to:

   Cravath, Swaine & Moore
   825 Eighth Avenue
   New York, NY 10019
   Attention of John T. Gaffney, Esq.
   Facsimile: (212) 474-3700

   If to Newhouse:

   5015 Campuswood Drive
   East Syracuse, NY 13057
   Attention of Robert J. Miron
   Facsimile: (315) 463-4127

   With a separate copy delivered to:

   Sabin, Bermant & Gould LLP
   350 Madison Avenue
   New York, NY 10017
   Attention of Arthur J. Steinhauer, Esq.
   Facsimile: (212) 692-4406

   If to Comcast:

   1500 Market Street
   Philadelphia, PA 19102
   Attention of General Counsel
   Facsimile: (215) 981-7794

   With a separate copy delivered to:

   Comcast Corporation
   1500 Market Street
   Philadelphia, PA 19102
   Attention of Kathleen M. Hyneman, Esq.
   Facsimile: (215) 981-7794

                                     A-1-39

   If to Cox:

   1400 Lake Hearn Drive
   Atlanta, GA 30319
   Attention of Ajit Dalvi
   Facsimile: (404) 847-6542

   With a separate copy delivered to:

   Dow, Lohnes & Albertson
   1200 New Hampshire Avenue, N.W.
   Suite 800
   Washington, DC 20036
   Attention of Stuart Sheldon, Esq.
   Facsimile: (202) 776-222

   If to MediaOne:

   US WEST Media Group, Inc.
   9785 Maroon Circle, Suite 420
   Englewood, CO 80111
   Attention of President
   Facsimile: (303) 754-5452

   With a separate copy delivered to:

   US WEST Media Group, Inc.
   188 Inverness Drive
   Englewood, CO 80112
   Attention of General Counsel
   Facsimile: (303) 793-6707

   If to GE:

   Four Research Way
   Princeton, NJ 08540
   Attention of General Counsel
   Facsimile: (609) 987-4233

   With a separate copy delivered to:

   Hogan & Hartson
   555 13th Street NW
   Washington, DC 20004
   Attention of Timothy A. Lloyd, Esq.
   Facsimile: (202) 637-5910

   If to TSAT:

   8085 South Chester, Suite 300
   Englewood, CO 80112
   Attention of Kenneth G. Carroll
   Facsimile: (303) 712-4973

   With a separate copy delivered to:

   Baker & Botts, LLP
   599 Lexington Avenue
   New York, NY 10022
   Attention of Marc A. Leaf, Esq.
   Facsimile: (212) 705-5125

                                     A-1-40

  Section 10.03. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Notwithstanding the foregoing, this Agreement may be assigned, in whole but not in part, to any Person who acquires all or substantially all the assets of a party (whether by asset transfer, stock transfer, merger, spin-off or other business combination or transaction or series of transactions) so long as such assignee assumes in writing all of the assignor's obligations under this Agreement; provided, that the assignor shall remain liable for such obligations unless such assignee (or any guarantor of such assignee's obligations under such assumption) is, at the time of such assignment and after giving effect to the transactions to be consummated in connection with such assignment, at least as creditworthy as the assignor was immediately prior to the assignment (and, in the case of MediaOne, as creditworthy as US West was immediately prior to the assignment), and such assignee agrees in writing that the other parties hereto shall be third party beneficiaries of such assumption, in which case the assignor shall be released in writing by the other parties hereto from such assumed obligations. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  Section 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 10.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreements, the Asset Transfer Agreements, the TSAT Merger Agreement, the Stockholders Agreement, the US West Guarantee, the Malone Letter, the Registration Rights Agreement, the Newhouse Voting Agreement, the Voting Agreements, the Reimbursement Agreements, the Tax Sharing Agreement, the TSAT Stockholders Agreement, the TSAT Tempo Agreement and the Drop Down Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Restructuring Transaction and (b) except for the provisions of Sections 7.12, 7.13 and 10.03, are not intended to confer upon any person other than the parties any rights or remedies.

  Section 10.06. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of the State of Delaware are mandatorily applicable to the TSAT Merger or any other merger under any of the Merger Agreements.

  Section 10.07. Enforcement; Exclusive Jurisdiction. (a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of New York or the State of Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware.

  (b) With respect to any suit, action or proceeding relating to this Agreement (collectively, a "Proceeding"), each party to this Agreement irrevocably:

    (i) consents and submits to the exclusive jurisdiction of the courts of the States of New York and Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware;

                                    A-1-41

    (ii) waives any objection which such party may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party; and

    (iii) consents to the service of process at the address set forth for notices in Section 10.02 herein; provided that such manner of service of process shall not preclude the service of process in any other manner permitted under applicable law.

  Section 10.08. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

  Section 10.09. Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

  IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed as of the day first written above.

                                          TCI Satellite Entertainment, Inc.,

                                                 /s/ Kenneth G. Carroll
                                          by __________________________________
                                            Name:Kenneth G. Carroll
                                            Title:Senior Vice President/CFO

                                          Primestar, Inc.,

                                                 /s/ Kenneth G. Carroll
                                          by __________________________________
                                            Name:Kenneth G. Carroll
                                            Title:President

                                          Time Warner Entertainment Company,
                                           L.P.,

                                          by American Television and
                                           Communications Corporation, a
                                           general partner,

                                                 /s/ David E. O'Hayre
                                          by __________________________________
                                            Name:David E. O'Hayre
                                            Title:Vice President

                                          Advance/Newhouse Partnership,

                                          by Advance Communication Corp., as
                                             general partner
                                                 /s/ Robert Miron
                                          by __________________________________
                                            Name:Robert Miron
                                            Title:President


                                    A-1-42

                                          Comcast Corporation,

                                                  /s/ Jack A. Markell
                                          by __________________________________
                                            Name: Jack A. Markell
                                            Title:Vice President

                                          Cox Communications, Inc.,

                                                  /s/ Ajit M. Dalvi
                                          by __________________________________
                                            Name: Ajit M. Dalvi
                                            Title:Senior Vice President

                                          MediaOne of Delaware, Inc.,

                                                  /s/ Douglas D. Holmes
                                          by __________________________________
                                            Name: Douglas D. Holmes
                                            Title:E.V.P. Finance and Strategy

                                          GE American Communications, Inc.,

                                                  /s/ John F. Connelly
                                          by __________________________________
                                            Name: John F. Connelly
                                            Title:Chairman and CEO

                                     A-1-43

                                                                       EXHIBIT A

                             VALUATION METHODOLOGY
-------------------------------------------------------------------------------
 ASSUMPTIONS
   Value Per Sub.......... $1,100       Series A  Shares........   68,060,000
   Cash Per Sub...........    458       Series B Shares........     8,466,000
                                                                  -----------
   TSAT                                 Fully Diluted
   Equity/Increm.                       TSAT Shares
   Sub....................    350       Outstanding...             76,526,000

 ASSUMPTIONS

   Value Per                   Series A
    Sub.......... $1,100 Shares........   68,060,000
                               Series B
   Cash Per Sub..    458 Shares........    8,466,000
                                          ----------
   TSAT                  Fully Diluted
   Equity/Increm.        TSAT Shares
   Sub...........    350 Outstanding...   76,526,000


3/31/97 VALUATION

                                      VALUE     VALUE OF   GROSSED-UP              VALUE
                            SUBS     OF SUBS   PARTNERSHIP PARTNERSHIP AGGREGATE  OF CASH    EQUITY
                         3/31/97(2) $1,100(3)  2/14/97(4)   VALUE(5)    VALUE(6)  $458(7)   VALUE(8)
                         ---------- ---------- ----------- ----------- ---------- -------- ----------
                                     ($000s)     ($000s)     ($000s)    ($000s)   ($000s)   ($000s)
TSAT....................   716,158  $  787,774  $ 70,750    $ 70,750   $  858,523 $327,821 $  530,702
TWE(1)..................   515,719     567,291   106,124     106,124      673,415  236,070    437,345
Cox.....................   143,707     158,078    35,375      35,375      193,453   65,782    127,671
Comcast.................   134,408     147,849    35,375      35,375      183,224   61,525    121,698
MediaOne................   152,087     167,296    35,375      35,375      202,671   69,618    133,053
GE......................         0           0    56,183      84,232       84,232   14,025     70,207
                         ---------  ----------  --------    --------   ---------- -------- ----------
                         1,662,079  $1,828,287  $339,181    $367,231   $2,195,518 $774,841 $1,420,676

12/31/97 VALUATION ADJUSTMENTS--INCREMENTAL ADJUSTMENT AMOUNTS(9)

                         ESTIMATED                                                 ADJUSTED  ADJUSTED  ADJUSTED
                           SUBS    INCREMENTAL   CASH    EQUITY    CASH   EQUITY  AGGREGATE   TOTAL     TOTAL
                         12/31/97     SUBS     $458(10)   $642     $750    $350     VALUE    CASH(10)   EQUITY
                         --------- ----------- -------- -------- -------- ------- ---------- -------- ----------
                                               ($000s)  ($000s)  ($000s)  ($000s)  ($000s)   ($000s)   ($000s)
TSAT....................   879,042   162,884        --        -- $122,163 $57,009 $1,037,695 $449,984 $  587,711
TWE.....................   570,793    55,074    25,210    35,371       --      --    733,997  261,280    472,716
Cox.....................   177,351    33,644    15,400    21,608       --      --    230,460   81,182    149,278
Comcast.................   197,171    62,763    28,730    40,310       --      --    252,263   90,255    162,008
MediaOne................   186,089    34,002    15,564    21,838       --      --    240,073   85,182    154,891
GE......................         0         0         0         0       --      --     84,232   14,025     70,207
                         ---------   -------   -------  -------- -------- ------- ---------- -------- ----------
                         2,010,445   348,366   $84,905  $119,126 $122,163 $57,009 $2,578,720 $961,909 $1,596,812

OWNERSHIP CALCULATIONS--SHARES(11)

                          ADJUSTED
                           TOTAL      ECONOMIC                                                             VOTING
                         EQUITY(12) OWNERSHIP(13)  TOTAL(14)    CLASS A    CLASS B   CLASS C      VOTES    POWER
                         ---------- ------------- ----------- ----------- --------- ---------- ----------- ------
                          ($000s)
TSAT.................... $  587,711     36.81%     76,526,000  68,060,000 8,466,000         -- 152,720,000  37.63%
TWE.....................    472,716     29.60%     61,552,473  54,742,981        --  6,809,493 122,837,908  30.27%
Cox.....................    149,278      9.35%     19,437,542  17,287,185        --  2,150,357  38,790,756   9.56%
Comcast.................    162,008     10.15%     21,095,080  18,761,351        --  2,333,729  42,098,642  10.37%
MediaOne................    154,891      9.70%     20,168,320  17,937,118        --  2,231,202  40,249,143   9.92%
GE......................     70,207      4.40%      9,141,707   9,141,707        --         --   9,141,707   2.25%
                         ----------    ------     ----------- ----------- --------- ---------- ----------- ------
                         $1,596,812    100.00%    207,921,123 185,930,341 8,466,000 13,524,781 405,838,155 100.00%

                                     A-1-44

EXPLANATORY NOTES ON VALUATION METHODOLOGY

(1)  References herein to TWE include Newhouse.

(2) Number of Primestar Customers of TSAT and each Class C Holder as of March 31, 1997.

(3)  Number of Primestar Customers as of March 31, 1997 multiplied by
     $1,100/sub.

(4) Value of Partnership Interest based on cost as of February 14, 1997. This will be the valuation as of the Closing Date as well.

(5) GE will receive a notional value of $84.2 million for its Partnership Interest of which $14.025 million will be paid in cash/debt in the rolled-up PRIMESTAR.

(6) The Aggregate Value is the Value of Subs plus the Grossed-up Partnership Value.

(7) The Value of Cash is the number of Primestar Customers as of March 31, 1997 multiplied by the debt per sub of TSAT as of March 31, 1997 (assumed to be $458 for this example, however, debt per sub of TSAT will be recalculated in accordance with Note 10 below on the Closing Date and such number will be used for the actual calculation of the Value of Cash for purposes of the Closing).

(8)  The Equity Value is the Aggregate Value minus the Value of Cash.

(9) The row of columns which assumes a closing on 12/31/97 reflects the adjustment of the Equity Value to 12/31/97, based upon the estimated subs at 12/31/97 and an assumed debt per sub of TSAT at 12/31/97 of $458.

(10) The cash payment to each Class C Holder at Closing is equal to the Adjusted Total Cash. The Adjusted Total Cash for each Class C Holder is the number of Primestar Customers as of the Closing Date (i.e. the number as of March 31, 1997 plus incremental subs) multiplied by debt per sub of TSAT on the Closing Date.

  Debt per sub of TSAT on the Closing Date shall be equal to (A) (x) TSAT Debt on the Closing Date minus (y) the product of (i) $750 and (ii) TSAT's incremental subs minus (z) the aggregate net proceeds payable to TSAT upon the exercise of the Included Options divided by (B) the number of Primestar Customers of TSAT as of March 31, 1997.

  Stated by formula: if x = TSAT Debt on the Closing Date

                        y = TSAT's incremental subs as of the Closing Date

                        z = the aggregate net proceeds payable to TSAT upon
                            exercise of the Included Options

                        T = TSAT's Primestar Customers as of March 31, 1997 (see
                            table)

    then Debt per sub of TSAT on the Closing Date = x -$750y -z
                                                    -----------
                                                         T

(11) Assuming a Closing Date of December 31, 1997 and debt per sub of TSAT (as calculated in accordance with Note 10 above) of $458.

(12) Based on the Adjusted Total Equity calculated using the assumptions above.

(13) Based upon percentages of Adjusted Total Equity.

(14) The total amount of equity in the Company to be issued at Closing will be equal to (I) the number of TSAT shares outstanding as of the Closing Date plus the number of shares of TSAT A Stock issuable pursuant to the Included Options divided by (II) TSAT's percentage (expressed as a decimal). The Class C Holders and GE receive in the Restructuring Transaction that number of Class A and (except for GE) Class C shares required to give the calculated equity ownership. The proportion of Class C to Class A shares received by the non-TSAT partners (except for GE) is based on the same proportion as TSAT's Class B to Class A shares at Closing.

                                    A-1-45

SUMMARY

  Stated by formula, if N = a party's total number of Primestar Customers on the Closing Date

                        D = debt per sub of TSAT on the Closing Date (as
                            calculated in accordance with Note 10 above)

                        T = TSAT's Primestar Customers as of March 31, 1997 (see
                            table)

                        y = TSAT's incremental subscribers as of the Closing
                            Date

    then the party's ADJUSTED AGGREGATE VALUE = THE GROSSED-UP PARTNERSHIP VALUE + $1,100N;

    IF A CLASS C HOLDER, THE PARTY'S ADJUSTED TOTAL CASH = ND;

    IF GE, THE PARTY'S ADJUSTED TOTAL CASH = $14,025,000;

    IF TSAT, THE PARTY'S ADJUSTED TOTAL CASH = TD + $750Y

    the party's ADJUSTED TOTAL EQUITY = ADJUSTED AGGREGATE VALUE-ADJUSTED TOTAL CASH

      [if a Class C Holder]= the Grossed-up Partnership Value + N($1,100-D)

      [if GE]              = $84,232,000-$14,025,000

      [if TSAT]            = the Grossed-up Partnership Value + $1,100N-TD-$750y

  In performing the valuation methodology, the following items are constant and will not depend on the timing of the Closing Date:

    (i)   TSAT receives $750 in cash per incremental subscriber of TSAT

    (ii)  each party receives $1,100 per subscriber

    (iii) the Grossed-up Partnership Value is as set forth in the table

                                    A-1-46

                                                                    APPENDIX A-2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         TSAT ASSET TRANSFER AGREEMENT

                          DATED AS OF FEBRUARY 6, 1998

                                    BETWEEN

                       TCI SATELLITE ENTERTAINMENT, INC.

                                      AND

                                PRIMESTAR, INC.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  ASSET TRANSFER AGREEMENT dated as of February 6, 1998, between TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT"), and PRIMESTAR, INC., a Delaware corporation ("New PRIMESTAR").

  TSAT and New PRIMESTAR are parties to the Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), among Time Warner Entertainment Company, L.P., Advance/Newhouse Partnership, Comcast Corporation, Cox Communications, Inc., MediaOne of Delaware, Inc., GE American Communications, Inc., and the other parties thereto. The Restructuring Agreement provides for the consummation of the Restructuring Transaction (as defined therein), whereby, among other things, each of the parties to the Restructuring Agreement other than New PRIMESTAR will contribute to New PRIMESTAR (by asset transfer or merger) certain assets of such parties, in exchange for cash (or assumption of indebtedness) and securities of New PRIMESTAR. This is the TSAT Asset Transfer Agreement described in the Restructuring Agreement. Capitalized terms used but otherwise not defined herein shall have the meanings provided in the Restructuring Agreement.

  In that connection, TSAT desires to transfer and assign to New PRIMESTAR, as a contribution to capital as set forth herein, all of TSAT's assets and liabilities, other than the Excluded Assets and the Retained Liabilities, and New PRIMESTAR desires to accept and assume such assets and liabilities, upon the terms and subject to the conditions of this Agreement and the Restructuring Agreement.

  Accordingly, the parties hereby agree as follows:

                                   ARTICLE I

                     Purchase and Sale of Acquired Assets

  Section 1.01. Purchase and Sale. On the terms and subject to the conditions of this Agreement and the Restructuring Agreement, at the Closing, TSAT shall sell, assign, transfer, convey and deliver to New PRIMESTAR, and New PRIMESTAR shall purchase from TSAT all the respective right, title and interest of TSAT in, to and under the Acquired Assets (as defined in Section 1.02), for (i) an aggregate purchase price determined as set forth in Section 3.05 of the Restructuring Agreement (the "Purchase Price"), payable as set forth in the Restructuring Agreement, and (ii) the assumption of the Assumed Liabilities (as defined in Section 1.03). The purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities is referred to in this Agreement as the "Contribution."

  Section 1.02. Acquired Assets; Excluded Assets. (a) The term "Acquired Assets" means all the business, rights, properties, assets and goodwill of TSAT on the Closing Date, of whatever nature, real, personal and mixed, tangible and intangible, wherever located, other than the Excluded Assets, as hereinafter defined.

  (b) The term "Excluded Assets" means (i) all the issued and outstanding shares of capital stock of Tempo Satellite, Inc., a Delaware corporation ("Tempo"), and TSAT's rights under any intercompany agreements between TSAT and Tempo with respect to the provision of any management or other services by TSAT to Tempo, whether formal or informal, and whether or not in writing; (ii) the consideration to be received by TSAT under this Agreement and the Restructuring Agreement; and (iii) any and all other rights of TSAT under this Agreement, the Restructuring Agreement, the TSAT Merger Agreement, the Stockholders Agreement, the Registration Rights Agreement, the TSAT Tempo Agreement, the TSAT Stockholders Agreement and the Voting Agreements.

  Section 1.03. Assumption of Liabilities. (a) Upon the terms and subject to the conditions of this Agreement and the Restructuring Agreement, New PRIMESTAR shall assume, effective as of the Closing, and from and after the Closing, New PRIMESTAR shall pay, perform and discharge when due, and shall indemnify TSAT, its affiliates, and their respective officers, directors, employees, stockholders, agents and representatives

                                     A-2-1
against and hold them harmless from and after the Closing from, all debts, obligations and liabilities of TSAT at the Closing, other than the Retained Liabilities, as hereinafter defined. The debts, obligations and liabilities of TSAT required to be assumed by New PRIMESTAR at the Closing as provided herein are referred to herein collectively as the "Assumed Liabilities."

  (b) The term "Retained Liabilities" means any and all obligations of TSAT under this Agreement, the Restructuring Agreement, the TSAT Merger Agreement, the Stockholders Agreement, the Registration Rights Agreement, the TSAT Tempo Agreement, the TSAT Stockholders Agreement and the Voting Agreements.

  Section 1.04. Consents of Third Parties. (a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, or would in any way adversely affect the rights of TSAT or, upon transfer, New PRIMESTAR under such asset. If any transfer or assignment by TSAT to, or any assumption by New PRIMESTAR of, any interest in, or liability, obligation or commitment under, any asset requires the consent of a third party, then such assignment or assumption shall be made subject to such consent being obtained.

  (b) If any such consent is not obtained prior to the Closing, TSAT and New PRIMESTAR shall cooperate (at their own expense) in any lawful and reasonable arrangement reasonably proposed by New PRIMESTAR under which New PRIMESTAR shall obtain the economic claims, rights and benefits under (and assume the economic costs or expenses of, and any obligations or liabilities under) the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to New PRIMESTAR of any and all rights of TSAT against the other party to such third-party agreement arising out of a breach or cancellation thereof by the other party, and (ii) the enforcement by TSAT of such rights.

                                  ARTICLE II

                                  The Closing

  Section 2.01. The Closing shall take place as set forth in Section 4.01 of the Restructuring Agreement.

  Section 2.02. Transactions To Be Effected at the Closing. At the Closing:

    (a) TSAT shall deliver to New PRIMESTAR (i) such appropriately executed deeds, bills of sale, assignments and other instruments of transfer relating to the Acquired Assets in form and substance reasonably satisfactory to New PRIMESTAR and its counsel and (ii) such other documents as New PRIMESTAR or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

    (b) New PRIMESTAR shall deliver to TSAT the Purchase Price and a duly executed assumption agreement in the form of Exhibit A-1 hereto.

                                  ARTICLE III

                                   Covenants

  Section 3.01. Transfer Taxes. All transfer Taxes applicable to the conveyance and transfer from TSAT to New PRIMESTAR of the Acquired Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer shall be paid by New PRIMESTAR. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate

                                     A-2-2
with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

  Section 3.02. Collection of Receivables. TSAT agrees that from and after the Closing, the New PRIMESTAR shall have the right and authority to collect for its own account any and all accounts receivable of TSAT relating to the distribution of the PRIMESTAR programming service, whether before or after the Closing, including rental and sales fees ("Accounts Receivable"). TSAT agrees to promptly deliver to New PRIMESTAR any cash or other property received directly or indirectly by it with respect to the Accounts Receivable, including any amounts payable as interest.

  Section 3.03. Bulk Transfer Laws. New PRIMESTAR hereby waives compliance by TSAT with the provisions of any so-called "bulk transfer law" of any jurisdiction in connection with the sale of the Acquired Assets to New PRIMESTAR.

  Section 3.04. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, including, in the case of TSAT, executing and delivering to New PRIMESTAR such assignments, deeds, bills of sale, consents and other instruments as New PRIMESTAR or its counsel may reasonably request as necessary or desirable for such purpose.

  Section 3.05. Purchase Price Allocation. On or prior to the Closing Date, TSAT and New PRIMESTAR shall mutually agree on an allocation of the Purchase Price among the Acquired Assets according to the relative fair market values of such assets on the Closing Date. If TSAT and New PRIMESTAR are unable to agree on such fair market values, TSAT and New PRIMESTAR shall elect an independent appraisal firm to determine such values. The conclusions of such appraisal firm shall be conclusive and binding. The fees and expenses of such appraisal firm shall be shared equally by TSAT and New PRIMESTAR.

                                  ARTICLE IV

                             Conditions Precedent

  The sole condition precedent to the respective obligation of each party to effect the Contribution shall be satisfaction (or waiver by the applicable beneficiary of the applicable condition) of the conditions set forth in
Article VIII of the Restructuring Agreement.

                                   ARTICLE V

                       Termination, Amendment and Waiver

  Section 5.01. Termination. This Agreement may be terminated, whether before or after TSAT Stockholder Approval, but only upon termination of the Restructuring Agreement in accordance with the terms thereof.

  Section 5.02. Effect of Termination. In the event of termination of this Agreement by either New PRIMESTAR or TSAT as provided in Section 5.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of New PRIMESTAR or TSAT.

  Section 5.03. Amendment. This Agreement may be amended, whether before or after TSAT Stockholder Approval, but only on the same terms set forth in
Section 9.03 of the Restructuring Agreement.

                                     A-2-3

                                  ARTICLE VI

                              General Provisions

  Section 6.01. Notices. Any notice or other communication that is required or that may be given in connection with this Agreement shall be in writing and shall be delivered in accordance with Section 10.02 of the Restructuring Agreement.

  Section 6.02. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

  Section 6.03. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 6.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 6.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreements, the Asset Transfer Agreements, the Restructuring Agreement, the US West Guarantee, the Malone Letter, the Reimbursement Agreements, the Stockholders Agreement, the Newhouse Voting Agreement, the Registration Rights Agreement, the Voting Agreements, the Tax Sharing Agreement, the TSAT Merger Agreement, the TSAT Stockholders Agreement, and the TSAT Tempo Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Restructuring Transaction and (b) except for the provisions of Section 1.03, are not intended to confer upon any person other than the parties any rights or remedies.

  Section 6.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of NewYork, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  Section 6.07. Enforcement; Exclusive Jurisdiction. (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of New York or the State of Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware.

  (b) With respect to any suit, action or proceeding relating to this Agreement (collectively, a "Proceeding"), each party to this Agreement irrevocably:

    (i) consents and submits to the exclusive jurisdiction of the courts of the States of New York and Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware;

                                     A-2-4

    (ii) waives any objection which such party may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party; and

    (iii) consents to the service of process at the address set forth for notices in Section 10.02 of the Restructuring Agreement; provided that such manner of service of process shall not preclude the service of process in any other manner permitted under applicable law.

  Section 6.08. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  IN WITNESS WHEREOF, TSAT and New PRIMESTAR have duly executed this Agreement as of the date first written above.

                                          TCI Satellite Entertainment, Inc.

                                                  /s/ Kenneth G. Carroll
                                          By __________________________________
                                             Name:Kenneth G. Carroll
                                             Title:Senior Vice President/CFO

                                          Primestar, Inc.

                                                  /s/ Kenneth G. Carroll
                                          By __________________________________
                                             Name:Kenneth G. Carroll
                                             Title:President

                                     A-2-5

                                                                    EXHIBIT A-1

                             ASSUMPTION AGREEMENT

  ASSUMPTION AGREEMENT dated as of [Closing Date], between TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT"), and PRIMESTAR, INC., a Delaware corporation ("New PRIMESTAR").

                                 WITNESSETH :

  WHEREAS, TSAT and New PRIMESTAR have entered into that certain Asset Transfer Agreement, dated as of February 6, 1998, (the "Agreement"; capitalized terms used herein and not otherwise defined herein having the respective meanings given in the Agreement), providing for the transfer and assignment to New PRIMESTAR of all the assets and liabilities of TSAT, other than the Excluded Assets and Retained Liabilities;

  NOW, THEREFORE, in consideration for the Acquired Assets being transferred by TSAT pursuant to the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to the terms and conditions of the Agreement, the parties hereto agree as follows:

  1. Assumption of Liabilities. New PRIMESTAR hereby assumes and agrees to pay, perform and discharge when due, and indemnify TSAT, their affiliates and their respective officers, directors, employees, stockholders, agents and representatives against and hold them harmless from and after the Closing from, all the Assumed Liabilities.

  2. Subject to Agreement. The scope, nature and extent of the Assumed Liabilities are expressly set forth in the Agreement. Nothing contained herein shall change, amend, extend or alter (nor shall it be deemed or construed as changing, amending, extending or altering) the terms or conditions of the Agreement in any manner whatsoever. In the event of any conflict or other difference between the Agreement and this instrument, the provisions of the Agreement shall control.

  3. Headings. The headings contained in this Assumption Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Assumption Agreement.

  4. Interpretation. Whenever the words "includes," "included" or "including" are used in this Assumption Agreement, they shall be deemed to be followed by the words "without limitation."

  5. Governing Law. This Assumption Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

  IN WITNESS THEREOF, each party hereto has caused this Assumption Agreement to be duly executed by its duly authorized officer as of this [insert Closing Date].

                                          TCI Satellite Entertainment, Inc.

                                          By: _________________________________
                                             Name:
                                             Title:

                                          Primestar, Inc.

                                          By __________________________________
                                             Name:
                                             Title:


                                     A-2-6

                                                                      APPENDIX B

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER


                         DATED AS OF FEBRUARY 6, 1998,


                                    BETWEEN


                                PRIMESTAR, INC.


                                      AND


                       TCI SATELLITE ENTERTAINMENT, INC.





--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 Parties and Recitals......................................................   1

                                   ARTICLE I

                                The TSAT Merger

 Section 1.01. The TSAT Merger............................................    1
 Section 1.02. TSAT Closing...............................................    1
 Section 1.03. TSAT Effective Time........................................    1
 Section 1.04. Effects....................................................    2
 Section 1.05. Certificate of Incorporation and By-Laws...................    2
 Section 1.06. Directors..................................................    2
 Section 1.07. Officers...................................................    2

                                   ARTICLE II

                       Effect on the Capital Stock of the
               Constituent Corporations; Exchange of Certificates

 Section 2.01. Effect on Capital Stock....................................    2
 Section 2.02. Exchange of Certificates...................................    2

                                   ARTICLE III

                                Employee Matters

 Section 3.01. Employee Stock Options.....................................    4
 Section 3.02. TCI Options................................................    5
 Section 3.03. Indemnification............................................    5

                                   ARTICLE IV

                         Covenants Relating to Business

 Section 4.01. Alternative Transactions...................................    6
 Section 4.02. Interim Operations of TSAT.................................    6
 Section 4.03. Investment Company Act Exception...........................    7
 Section 4.04. Other Actions..............................................    8
 Section 4.05. Access to Information; Confidentiality.....................    8
 Section 4.06. Commercially Reasonable Efforts; Notification..............    8
 Section 4.07. Affiliates.................................................   10
 Section 4.08. Reimbursement of Expenses..................................   10

                                    ARTICLE V

                              Conditions Precedent

 Section 5.01. Conditions Precedent.......................................   10
 Section 5.02. Conditions to Obligations of the Company...................   11
 Section 5.03. Conditions to Obligations of TSAT..........................   12


                                     B-(i)

                                                                            PAGE
                                                                            ----
                                   ARTICLE VI
                        Termination, Amendment and Waiver
 Section 6.01. Termination................................................   12
 Section 6.02. Effect of Termination......................................   12
 Section 6.03. Amendment..................................................   12
 Section 6.04. Extension; Waiver..........................................   12
                                   ARTICLE VII
                               General Provisions
 Section 7.01. Notices....................................................   13
 Section 7.02. Interpretation.............................................   13
 Section 7.03. Assignment.................................................   13
 Section 7.04. Severability...............................................   13
 Section 7.05. Entire Agreement; No Third-Party Beneficiaries.............   13
 Section 7.06. Governing Law..............................................   13
 Section 7.07. Enforcement; Exclusive Jurisdiction........................   13
 Section 7.08. Counterparts...............................................   14
 Exhibit A     Form of Company Affiliate Letter...........................   15

                                     B-(ii)

  AGREEMENT AND PLAN OF MERGER dated as of February 6, 1998, between PRIMESTAR, INC. a Delaware corporation ("the Company"), and TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT").

  WHEREAS the Company, TSAT and certain other parties are parties to a Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), pursuant to which the Restructuring Transaction (as defined therein) will be consummated by the parties or their respective affiliates (capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Restructuring Agreement);

  WHEREAS the respective Boards of Directors of the Company and TSAT have approved the acquisition of TSAT by the Company on the terms and subject to the conditions set forth in this Agreement;

  WHEREAS the respective Boards of Directors of the Company and TSAT have approved the merger of TSAT with and into the Company on the terms and subject to the conditions set forth in this Agreement, whereby (a) each issued share of Series A Common Stock, par value $1.00 per share, of TSAT ("TSAT A Stock") not owned by TSAT, shall be converted into the right to receive one share of Class A Common Stock, par value $.01 per share, of the Company ("Class A Stock") and (b) each issued share of Series B Common Stock, par value $1.00 per share, of TSAT ("TSAT B Stock") not owned by TSAT, shall be converted into the right to receive one share of Class B Common Stock, par value $.01 per share, of the Company ("Class B Stock");

  WHEREAS simultaneously with the execution and delivery of this Agreement, the Company, TSAT and Malone are entering into the TSAT Stockholders Agreement, pursuant to which Malone and TSAT have agreed to take specified actions in furtherance of the TSAT Merger; and

  WHEREAS for Federal income tax purposes it is intended that the TSAT Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

  NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                The TSAT Merger

  Section 1.01. The TSAT Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, TSAT shall be merged with and into the Company at the TSAT Effective Time (as defined below). At the TSAT Effective Time, the separate corporate existence of TSAT shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").

  Section 1.02. TSAT Closing. Subject to the terms and conditions of this Agreement, the closing of the TSAT Merger (the "TSAT Closing") shall take place (i) at the offices of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York, 10019, on the first business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article V shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as the Company and TSAT may agree (the "TSAT Closing Date").

  Section 1.03. TSAT Effective Time. Prior to the TSAT Closing the Company shall prepare, and on the TSAT Closing Date or as soon as practicable thereafter the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The TSAT Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as shall be stated in the Certificate of Merger (the "TSAT Effective Time").

  Section 1.04. Effects. The TSAT Merger shall have the effects set forth in
Section 259 of the DGCL.

  Section 1.05. Certificate of Incorporation and By-laws. (a) The Restated Certificate of Incorporation of the Company as in effect immediately prior to the TSAT Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  (b) The By-laws of the Company as in effect immediately prior to the TSAT Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

  Section 1.06. Directors. The directors of the Company immediately prior to the TSAT Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

  Section 1.07. Officers. The officers of the Company immediately prior to the TSAT Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE II

                      Effect on the Capital Stock of the
              Constituent Corporations; Exchange of Certificates

  Section 2.01. Effect on Capital Stock. At the TSAT Effective Time, by virtue of the TSAT Merger and without any action on the part of the holder of any shares of TSAT A Stock or TSAT B Stock or any shares of capital stock of the
Company:

    (a) Capital Stock of the Company. Except as provided in the next sentence, each issued and outstanding share of capital stock of the Company shall remain outstanding and unaffected by the Merger. Each share of Class A Stock and Class B Stock that is owned by TSAT shall automatically be canceled and shall cease to exist, and no shares of capital stock of the Company or other consideration shall be delivered in exchange therefor.

    (b) Cancelation of Treasury Stock. Each share of TSAT A Stock and TSAT B Stock that is owned by TSAT shall automatically be canceled and shall cease to exist, and no Class A Stock or Class B Stock or other consideration shall be delivered in exchange therefor.

    (c) Conversion of TSAT A Stock and TSAT B Stock. (1) Subject to Section 2.01(b), each issued share of TSAT A Stock shall be converted into the right to receive one validly issued, fully paid and nonassessable share of Class A Stock.

    (2) Subject to Section 2.01(b), each issued share of TSAT B Stock shall be converted into the right to receive one validly issued, fully paid and nonassessable share of Class B Stock.

    (3) The shares of Class A Stock and Class B Stock payable upon the conversion of shares of TSAT A Stock and TSAT B Stock pursuant to this
  Section 2.01(c) are referred to collectively as the "Merger Consideration". As of the TSAT Effective Time, all such shares of TSAT A Stock and TSAT B Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate (as defined in Section 2.02(b) below) shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such Certificate in accordance with Section 2.02, without interest.

  Section 2.02. Exchange of Certificates. (a) Exchange Agent. Promptly following the TSAT Effective Time, the Company shall deposit with the Bank of New York, or such other bank or trust company as may be designated by the Company (the "Exchange Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Class A

Stock and Class B Stock issuable pursuant to Section 2.01 in exchange for Certificates (such shares of Class A Stock and Class B Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). For the purposes of such deposit, the Company shall assume that there will not be any fractional shares of Class A Stock and Class B Stock.

  (b) Exchange Procedures. As soon as reasonably practicable after the TSAT Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the "Certificates") that immediately prior to the TSAT Effective Time represented outstanding shares of TSAT A Stock or TSAT B Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancelation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of shares of Class A Stock or Class B Stock, as applicable, that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of TSAT A Stock or TSAT B Stock that is not registered in the transfer records of the Company, a certificate representing the appropriate number of shares of Class A Stock or Class B Stock, as applicable, may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Class A Stock or Class B Stock, as applicable, to a person other than the registered holder of such Certificate or establish to the satisfaction of the Company that such tax has been paid or is not applicable. Until surrendered as contemplated by this
Section 2.02, each Certificate shall be deemed at any time after the TSAT Effective Time to represent only the right to receive the Merger Consideration upon such surrender as contemplated by this Section 2.02. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Class A Stock or Class B Stock, as applicable, with a record date after the TSAT Effective Time shall be paid to the holder of any Certificate with respect to the shares of Class A Stock or Class B Stock, as applicable, issuable upon surrender thereof, until the surrender of such Certificate in accordance with this Article II. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing shares of Class A Stock or Class B Stock, as applicable, issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the TSAT Effective Time theretofore paid with respect to such shares of Class A Stock or Class B Stock, as applicable, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the TSAT Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Class A Stock or Class B Stock, as applicable.

  (d) No Further Ownership Rights in TSAT A Stock or TSAT B Stock. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any shares of TSAT A Stock or TSAT B Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the TSAT Effective Time that may have been declared or made by TSAT on such shares in accordance with the terms of the Restructuring Agreement or prior to the date of the Restructuring Agreement and which remain unpaid at the TSAT Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of TSAT A Stock or TSAT B Stock that were outstanding immediately prior to the TSAT Effective Time. If, after the TSAT Effective Time, any Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this
Article II.

  (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the TSAT Effective Time shall be delivered to the Company, upon demand, and any holder of a Certificate who has not theretofore complied with this Article II shall thereafter look only to the Company for payment of its claim for Merger Consideration and any dividends or distributions with respect to Class A Stock or Class B Stock as contemplated by Section 2.02(c).

  (f) No Liability. None of the Company, TSAT or the Exchange Agent shall be liable to any person in respect of any shares of Class A Stock or Class B Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates have not been surrendered prior to five years after the TSAT Effective Time (or immediately prior to such earlier date on which Merger Consideration or any dividends or distributions with respect to Class A Stock or Class B Stock as contemplated by Section 2.02(c) in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company.

                                  ARTICLE III

                               Employee Matters

  Section 3.01. Employee Stock Options. (a) As soon as practicable following the date of this Agreement, the TSAT Board (or, if appropriate, any committee administering the TSAT Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

    (i) adjust the terms of all outstanding Employee Stock Options to provide that, at the TSAT Effective Time, each Employee Stock Option outstanding immediately prior to the TSAT Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Employee Stock Option, the same number of shares of Class A Stock or Class B Stock, as applicable, as the holder of such Employee Stock Option would have been entitled to receive pursuant to the TSAT Merger had such holder exercised such Employee Stock Option in full immediately prior to the TSAT Effective Time, at a price per share equal to the exercise price for the shares of TSAT A Stock or TSAT B Stock otherwise purchasable pursuant to such Employee Stock Option; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code;

    (ii) adjust the terms of all outstanding SARs to provide that, at the TSAT Effective Time, (A) each holder of a SAR shall be entitled to that number of stock appreciation rights with respect to Class A Stock or Class B Stock ("Company SARs") equal to the number of SARs held by such holder immediately prior to the TSAT Effective Time, and (B) the appreciation base with respect to each Company SAR shall be equal to the appreciation base in effect with respect to the corresponding SAR immediately prior to the TSAT Effective Time;

    (iii) adjust the terms of all outstanding Restricted Stock Awards to provide that, at the TSAT Effective Time, each share of TSAT A Stock or TSAT B Stock issued pursuant to a Restricted Stock Award and outstanding immediately prior to the TSAT Effective Time shall be converted into a share of Class A Stock or Class B Stock, as applicable, as provided in
  Section 2.01, and as such shall be subject to the same restrictions as were applicable to such shares of TSAT A Stock or TSAT B Stock immediately prior to such conversion;

    (iv) make such other changes to the TSAT Stock Plans as shall be necessary to give effect to the TSAT Merger;

    (v) ensure that, after the TSAT Effective Time, no Employee Stock Options, SARs or Restricted Stock Awards may be granted under any TSAT Stock Plan.

  (b) At the TSAT Effective Time, and subject to compliance by the Company with Section 3.01(a), the Company shall assume all the obligations of TSAT under the TSAT Stock Plans, each outstanding Employee Stock Option and SAR and the agreements evidencing the grants thereof. As soon as practicable after the TSAT Effective Time, the Company shall deliver to the holders of Employee Stock Options and SARs appropriate notices setting forth such holders' rights pursuant to the respective TSAT Stock Plans, and the agreements evidencing the grants of such Employee Stock Options and SARs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section
3.01 after giving effect to the TSAT Merger). The Company shall comply with the terms of TSAT Stock Plans and ensure, to the extent required by, and subject to the provisions of, such TSAT Stock Plans, that the Employee Stock Options that qualified as qualified stock options prior to the TSAT Effective Time continue to qualify as qualified stock options after the TSAT Effective Time.

  (c) The Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Class A Stock and Class B Stock for delivery upon exercise of the Employee Stock Options assumed in accordance with this Section 3.01. As soon as reasonably practicable after the TSAT Effective Time, the Company shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Class A Stock and Class B Stock subject to such Employee Stock Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Employee Stock Options remain outstanding. With respect to those individuals who subsequent to the TSAT Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, the Company shall administer the TSAT Stock Plans assumed pursuant to this Section 3.01 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable TSAT Stock Plan complied with such rule prior to the TSAT Merger.

  Section 3.02. TCI Options. As soon as practicable following the date of this Agreement, the TSAT Board shall adopt such resolutions or take such other actions as may be required to effect the following:

    (i) adjust the terms of (x) the Share Purchase Agreement dated as of December 4, 1996, between TCI and TSAT (the "TCI Share Purchase Agreement") and (y) the Option Agreement dated as of December 4, 1996, between TCI and TSAT (the "TCI Option Agreement") to provide that, at the TSAT Effective Time, each such agreement shall provide for TCI's right to purchase from the Company, on the same terms and conditions as were applicable under such agreement, the same number of shares of Class A Stock as TCI would have been entitled to receive pursuant to the TSAT Merger had TCI exercised in full its rights to purchase shares of TSAT A Stock thereunder immediately prior to the TSAT Effective Time, at a price per share equal to the purchase price for the shares of TSAT A Stock otherwise purchasable pursuant to such agreement; and

    (ii) make such other changes to the foregoing agreements as shall be necessary to give effect to the TSAT Merger.

  Section 3.03. Indemnification. The Company agrees that all rights to indemnification for acts or omissions occurring prior to the TSAT Effective Time now existing in favor of the current or former directors or officers of TSAT and its subsidiaries as provided in their respective certificates of incorporation or by-laws shall survive the TSAT Merger and shall continue in full force and effect in accordance with their terms. The Company shall cause to be maintained for a period of not less than three years from the TSAT Effective Time TSAT's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the TSAT Effective Time (the "D&O Insurance") for all persons who are directors and officers of TSAT on the date of this Agreement, so long as the annual premium therefor would not be in excess of 150% of the last annual premium paid prior to the date of this Agreement (such 150% amount, the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such three-year period, the Company shall use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance. TSAT represents to the Company that the Maximum Premium is as set forth in the letter dated February 6, 1998, from TSAT to the Company.

                                  ARTICLE IV

                        Covenants Relating to Business

  Section 4.01. Alternative Transactions. During the period from the Closing Date to the TSAT Closing Date, TSAT agrees that neither it nor any of its subsidiaries shall, nor shall it or any of subsidiaries permit their respective officers, directors, employees, agents and representatives to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by this Agreement, or could reasonably be expected to have such effect. During the period from the Closing Date to the TSAT Closing Date, neither the Board of Directors of TSAT nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company, the approval or recommendation by such Board of Directors or any such committee of the TSAT Merger, the Tempo Sale, the Voting Agreements, the Restructuring Agreement, this Agreement the TSAT Tempo Agreement or the TSAT Stockholders Agreement or (ii) approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the first sentence of this Section 4.01.

  Section 4.02. Interim Operations of TSAT. For the period from the Closing Date until the TSAT Closing Date, and after giving effect to the Restructuring Transaction, TSAT:

    (a) shall (and shall cause each of its subsidiaries to) conduct its business and operations according to its ordinary course of business consistent with past practice, and consistent with their respective obligations under the Tempo Option and the TSAT Tempo Agreement;

    (b) shall not (and shall cause each of its subsidiaries not to) amend its certificate of incorporation or by-laws;

    (c) shall not (and shall cause each of its subsidiaries not to) authorize for issuance, issue, sell, deliver, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) shares issued upon exercise of any rights, warrants or options outstanding as of June 11, 1997 or, in the case of Benefit Plans existing as of June 11, 1997, any rights, warrants or options authorized under such existing plans and shares issued upon exercise thereof, (ii) Employee Stock Options issued to Persons who become independent directors of TSAT after the date of this Agreement at an exercise price equal to the fair market value of the TSAT A Stock on the date of issuance (and shares issued upon exercise thereof) in an amount not to exceed 250,000 shares of TSAT A Stock, and (iii) to the Company);

    (d) shall not (and shall cause each of its subsidiaries not to) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or any other ownership interests (whether in stock or property or a combination thereof) or (iii) directly or indirectly purchase, redeem or otherwise acquire any shares of or options or warrants or rights relating to its capital stock or that of any of its subsidiaries, or make any commitment for any such action;

    (e) shall not (and shall cause each of its subsidiaries not to) (i) create, incur, assume, maintain or permit to exist any long term debt or short term debt for borrowed money (other than to the Company), (ii) issue or sell any debt securities, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except the Company, the Partnership and/or TSAT's wholly owned subsidiaries, or (iv) make any loans, advances or capital contributions to or investments in any other Person;

    (f) shall not make any change to its (or any of its subsidiaries') accounting (including Tax accounting) methods, principles, practices, or policies, other than those required by GAAP and except, in the case of Tax accounting methods, principles or practices, in the ordinary course of business of TSAT or any of its subsidiaries;

    (g) shall not (and shall cause each of its subsidiaries not to) sell, lease, transfer, mortgage, subject to any Lien or otherwise dispose of, any of its properties or assets (other than to the Company);

    (h) shall not (and shall cause each of its subsidiaries not to) (A) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any other material assets, or (B) incur any liabilities except for immaterial liabilities incurred in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by the Restructuring Agreement, the Drop Down Agreement and this Agreement and in each case except as contemplated by this Agreement, the Tempo Option and the TSAT Tempo Agreement;

    (i) shall not (and shall cause each of its subsidiaries not to) purchase or acquire any property or assets from or otherwise engage in any transactions with, any Person that is affiliated with (i) TSAT, (ii) Malone or (iii) TCI; and

    (j) shall not agree to do any of the foregoing.

  Section 4.03. Investment Company Act Exception. (a) TSAT agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the Securities and Exchange Commission to extend (the "Extension") the 12-month period from the date of this Agreement after which the exception for "transient investment companies" under Rule 3a-2 promulgated under the Investment Company Act of 1940, as amended, (the "Investment Company Act") will expire so that such expiration date will be concurrent with any termination of this Agreement (the date on which such period, after giving effect to any Extension(s) obtained by TSAT, shall expire being referred to as the "Expiration Date").

  (b) In the event that the Expiration Date is not concurrent with any termination of this Agreement, then notwithstanding Section 4.02, TSAT shall be entitled to, in consultation with the Company, (i) acquire an operating business (an "ICA Acquisition"), with such ICA Acquisition to be consummated no earlier than thirty calendar days prior to the Expiration Date or (ii) take such other commercially reasonable actions as, in the reasonable judgment of TSAT, shall be necessary, proper or advisable to cause TSAT not to be subject to regulation under the Investment Company Act as an investment company; provided, that all such actions shall be revocable at any time prior to thirty calendar days prior to the Expiration Date; and provided, further, that any ICA Acquisition and any such other actions shall require the prior written consent of the Company if it or they would in any way affect the Tempo Assets, the Tempo Sale, TSAT's obligations under the TSAT Tempo Agreement or Tempo's obligations under the Tempo Option. In advance of entering into any agreement or letter of intent in respect of an ICA Acquisition, TSAT shall provide a copy thereof to the Company. Any such agreement or letter of intent shall provide that it may be terminated by TSAT at any time on one day's prior written notice, without obligation or liability to TSAT, if an FCC Event (as defined below) shall have occurred. Notwithstanding anything to the contrary contained herein, TSAT shall not enter into any agreement or letter of intent, engage in negotiations, or take any other actions of the type specified in clause (ii) above prior to July 1, 1998.

  (c) Upon consummation of an ICA Acquisition, or taking of any material actions of the type specified in clause (ii) above, TSAT and the Company shall negotiate in good faith to amend this Agreement to change the exchange ratio between TSAT capital stock and Company capital stock to reflect the financial effects of such acquisition or actions (and if such an agreement is reached TSAT shall, as soon as practicable, re-submit this Agreement, as amended, to its stockholders for approval and adoption).

  Section 4.04. Other Actions. (a) Subject to Section 4.06(d), TSAT hereby agrees to take no action that would reasonably be expected to cause:

    (i) the failure of TSAT to perform and comply in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by TSAT on or prior to the TSAT Closing Date;

    (ii) the failure of TSAT or the Company to obtain all necessary approvals or appropriate consents of any United States Federal or state governmental entity or any other third party in connection with the consummation of the transactions contemplated herein, including approvals and consents under the HSR Act and applicable FCC rules and regulations;

    (iii) the institution of any suit, action or proceeding challenging, seeking to restrain, prohibiting or adversely affecting in any material respect the consummation of the transactions contemplated herein; or

    (iv) any Material Adverse Effect on TSAT.

  (b) Subject to Section 4.06(c), the Company hereby agrees to take no action that would reasonably be expected to cause:

    (i) the failure of the Company to perform and comply in all material respects with all agreements, obligations and conditions required by this Agreement, to be performed or complied with by the Company on or prior to the Closing Date; or

    (ii) the failure of TSAT or the Company to obtain all necessary approvals or appropriate consents of any United States Federal or state governmental entity in connection with the consummation of the transactions contemplated herein, including approvals and consents under the HSR Act and applicable FCC rules and regulations.

  Section 4.05. Access to Information; Confidentiality. TSAT shall afford to the Company and to the officers, employees, accountants, counsel, financial advisors and other representatives of the Company, reasonable access during normal business hours during the period prior to the TSAT Effective Time to all TSAT's properties, books, contracts, commitments, personnel and records. TSAT agrees to use its best efforts in good faith to obtain all waivers and consents necessary under any confidentiality or non-disclosure agreement to afford reasonable access to the Company. Except as required by law, the Company will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information becomes publicly available (otherwise than through the wrongful act of any such Person) and shall use its best efforts to ensure that such Persons do not disclose such information to others without the prior written consent of TSAT. In the event of the termination of this Agreement for any reason, the Company shall promptly return or destroy all documents containing nonpublic information so obtained from TSAT and any copies made of such documents.

  Section 4.06. Commercially Reasonable Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, for the period from the Closing until the TSAT Closing Date, the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the TSAT Merger, including using its commercially reasonable efforts to (i) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental

Entity, (ii) obtain all necessary consents, approvals or waivers from third parties, (iii) respond to requests for information from the Department of Justice, the Federal Trade Commission, the FCC and any other Governmental Entity relating to the TSAT Merger, (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or all or any part of the TSAT Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

  (b) Upon the terms and subject to the conditions set forth in this Agreement, for the period from the Closing to the TSAT Closing Date, TSAT agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the TSAT Merger, including using its best efforts to (i) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtain all necessary consents, approvals or waivers from third parties, (iii) respond to requests for information from the Department of Justice, the Federal Trade Commission, the FCC and any other Governmental Entity relating to the TSAT Merger, (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or all or any part of the TSAT Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, TSAT and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the TSAT Merger and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the TSAT Merger, take all action necessary to ensure that the TSAT Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the TSAT Merger.

  (c) Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to agree to any prohibition, limitation or other requirements that would (i) prohibit or limit the ownership or operation by the Company or any of its subsidiaries or affiliates of any portion of the business or assets of the Company or any of its subsidiaries or affiliates, or compel the Company or any of its subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of the Company or any of its subsidiaries or affiliates or (ii) prohibit the Company or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of the Company or any of its subsidiaries or affiliates.

  (d) Notwithstanding anything to the contrary in this Agreement, TSAT shall not be required to agree to:

    (i) any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of the Company acquired by it on all matters properly presented to the stockholders of the Company;

    (ii) any change in TSAT's or the other Specified Class B Holders' rights in respect of the governance of the Company from that set forth in the Charter and By-laws, or any change in TSAT's or the other Specified Class B Holders' rights under the Stockholders Agreement, or any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT or the other Specified Class B Holders to exercise any such rights;

    (iii) any prohibition, limitation or other requirement that would impose limitations on the ability of any Person that (on and as of the date of this Agreement) holds 5% or more of the TSAT A Stock or TSAT B Stock to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of TSAT or the Company (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of TSAT or the Company acquired by it on all matters properly presented to the stockholders of TSAT or the Company, as applicable;

    (iv) any change in the governance of TSAT from that set forth in TSAT's certificate of incorporation and by-laws as in effect on the date of this Agreement; or

    (v) take any action that requires the payment of, or the incurrence of an obligation to pay, any fee, cost or expense in excess of the amount that would have otherwise been payable by TSAT if it did not have obligations under this Agreement, unless the Company shall have agreed to advance such amount to TSAT.

  (e) Each party to this Agreement shall give prompt written notice to the other party of (i) any representation or warranty contained in (or incorporated by reference into) this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or the Restructuring Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement or the Restructuring Agreement.

  Section 4.07. Affiliates. Prior to the TSAT Closing Date, TSAT shall deliver to the Company a letter identifying all persons who are, at the time this Agreement is submitted for approval to the stockholders of TSAT, "affiliates" of TSAT for purposes of Rule 145 under the Securities Act. TSAT shall use its best efforts to cause each such person to deliver to the Company on or prior to the TSAT Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

  Section 4.08. Reimbursement of Expenses. During the term of this Agreement, the Company shall reimburse TSAT for all reasonable costs and expenses (including reasonable legal fees of outside counsel and reasonable fees of TSAT's independent public accountants) incurred by TSAT (i) in preparation of tax returns and other reports to Governmental Entities, (ii) for payment of required taxes, franchise fees, NASDAQ fees and similar fees, (iii) in compliance with its reporting obligations under the Securities Act and the Exchange Act and (iv) to maintain D&O Insurance on terms reasonably acceptable to the Company.

                                   ARTICLE V

                             Conditions Precedent

  Section 5.01. Conditions Precedent. The rights and obligations of the Company and TSAT shall be subject to the satisfaction or waiver on or prior to the TSAT Closing Date of each of the following conditions precedent:

    (a) TSAT Stockholder Approval. The TSAT Stockholder Approval shall have been obtained.

    (b) Company Stockholder Approval. Any necessary approval and adoption of this Agreement by the stockholders of the Company shall have been obtained.

    (c) HSR Act. The waiting period (and any extension thereof) applicable to the TSAT Merger under the HSR Act shall have been terminated or shall have expired.

    (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the TSAT Merger shall be in effect.

    (e) FCC Events. On or prior to the TSAT Closing Date, one of the following events shall have occurred (each an "FCC Event"):

      (i) FCC approval of the parties' pending application for transfer of control of Tempo; or

      (ii) divestiture of the BSS Authorizations in accordance with the TSAT Tempo Agreement; or

      (iii) the TSAT Merger shall be permitted under applicable FCC rules and regulations without revocation of the BSS Authorizations (including pursuant to an agreement to divest the BSS Authorizations within a specific time period following the date of the TSAT Merger).

    (f) NASDAQ Listing. The shares of Class A Stock and Class B Stock issuable to the stockholders of TSAT pursuant to this Agreement and under the TSAT Stock Plans shall have been approved for listing on NASDAQ, subject to official notice of issuance.

    (g) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    (h) Secretary's Certificates. Each party to this Agreement shall have received certificates from a Secretary or Assistant Secretary of each other party, certifying organizational documents of such party and relevant board (or partnership) resolutions authorizing the transactions contemplated by this Agreement.

  Section 5.02. Conditions to Obligations of the Company. The obligations of the Company are further subject to the following conditions:

    (a) Representations and Warranties. The representation and warranties of TSAT set forth in Sections 5.01(a), (c), (d), (e), (f), (h), (i), (j), (k),
  (l), (m), (n), (o) and (p) of the Restructuring Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of TSAT set forth in the foregoing sections of the Restructuring Agreement (and of Malone set forth in the Malone Letter) that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the TSAT Closing Date, except as otherwise contemplated by the Restructuring Agreement, and the Company shall have received certificates signed on behalf of TSAT by the chief executive officer and the chief financial officer of TSAT to such effect.

    (b) Performance of Obligations. TSAT and any subsidiary of TSAT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the TSAT Closing Date, and the Company shall have received a certificate signed on behalf of TSAT and any other subsidiary of TSAT, by the chief executive officer and the chief financial officer of TSAT to such effect.

    (c) Letters from TSAT Affiliates. The Company shall have received from each person named in the letter referred to in Section 4.07 an executed copy of an agreement substantially in the form of Exhibit A attached hereto.

    (d) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success, (i) challenging the TSAT Merger, seeking to restrain or prohibit the consummation of the TSAT Merger or seeking to obtain from the Company or TSAT any damages that are material in relation to TSAT and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company or TSAT or any of their respective subsidiaries or affiliates of any portion of the business or assets of the Company, TSAT or any of their respective subsidiaries or affiliates, or to compel the Company, TSAT or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of the Company, TSAT or any of their respective subsidiaries or affiliates, as a result of the TSAT Merger, (iii) seeking to prohibit the Company, TSAT or any of their respective subsidiaries or affiliates from effectively controlling in any material respect the business or operations of the Company, TSAT or any of their respective subsidiaries or affiliates,
  (iv) seeking to change in any respect the governance of the Company from that set forth in the Charter and By-laws, or to change any Person's rights under the Stockholders Agreement, or seeking to impose limitations on the ability of any Person to exercise any such rights, or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Company.

    (e) State Takeover Statutes. TSAT and the Board of Directors of TSAT shall have taken all actions required to render inapplicable to the TSAT Merger any state takeover statute or similar statute or regulation that would otherwise apply or purport to apply to such transactions and agreements.

    (f) No Termination Notice. The Company shall not have notified TSAT of its intention to terminate this Agreement pursuant to Section 6.01(b).

  Section 5.03. Conditions to Obligations of TSAT. The obligations of TSAT are further subject to the following conditions:

    (a) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the TSAT Closing Date, and TSAT shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

    (b) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success, seeking to impose any prohibition, limitation, requirement or change of the type described in clauses (i) through (v) of
  Section 4.06(d).

                                  ARTICLE VI

                       Termination, Amendment and Waiver

  Section 6.01. Termination. This Agreement may be terminated at any time prior to the TSAT Effective Time, whether before or after adoption of this Agreement by the stockholders of TSAT and/or the Company:

    (a) by mutual written consent of the Company and TSAT;

    (b) by the Company at any time after June 30, 1998, on 10 days prior written notice to TSAT, if the TSAT Merger shall not have been consummated on or before June 30, 1998 and no FCC Event shall have occurred on or before the date of such notice, unless the failure to consummate the TSAT Merger is the result of a willful and material breach of this Agreement by the Company; or

    (c) by either the Company or TSAT, on or after the earlier of (x) the 180th day following the first to occur of the FCC Events, if the TSAT Merger shall not have been consummated on or before the end of such 180-day period, and (y) on the 18 month anniversary of the Closing Date (unless the failure to consummate the TSAT Merger is the result of a wilful and material breach of this Agreement or the TSAT Stockholders Agreement by the party seeking to terminate this Agreement); provided, however, that the passage of either such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the TSAT Merger.

  Section 6.02. Effect of Termination. In the event of termination of this Agreement by any party as provided in Section 6.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation hereunder on the part of any party, other than this Section 6.02 and Article VII and except to the extent that such termination results from the wilful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

  Section 6.03. Amendment. This Agreement may be amended by the parties at any time before or after the adoption of this Agreement by the Stockholders of TSAT and/or the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to this Agreement.

  Section 6.04. Extension; Waiver. At any time prior to the TSAT Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 6.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                  ARTICLE VII

                              General Provisions

  Section 7.01. Notices. Any notice or other communication that is required or that may be given in connection with this Agreement shall be in writing and shall be delivered in accordance with Section 10.02 of the Restructuring Agreement.

  Section 7.02. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

  Section 7.03. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 7.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 7.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreements, the Asset Transfer Agreements, the Restructuring Agreement, the US West Guarantee, the Malone Letter, the Reimbursement Agreements, the Stockholders Agreement, the TSAT Stockholders Agreement, the Newhouse Voting Agreement, the Registration Rights Agreement, the Voting Agreements, the TSAT Tempo Agreement, the Drop Down Agreement and the Tax Sharing Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Restructuring Transaction, the TSAT Merger and the Tempo Sale and (b) except for the provisions of Article II and Section 3.03, are not intended to confer upon any person other than the parties any rights or remedies.

  Section 7.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of the State of Delaware are mandatorily applicable to the TSAT Merger.

  Section 7.07. Enforcement; Exclusive Jurisdiction. (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of New York or the State of Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware.

  (b) With respect to any suit, action or proceeding relating to this Agreement (collectively, a "Proceeding"), each party to this Agreement irrevocably:

    (i) consents and submits to the exclusive jurisdiction of the courts of the States of New York and Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware;

    (ii) waives any objection which such party may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party; and

    (iii) consents to the service of process at the address set forth for notices in Section 10.02 of the Restructuring Agreement; provided that such manner of service of process shall not preclude the service of process in any other manner permitted under applicable law.

  Section 7.08. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  IN WITNESS WHEREOF, the Company and TSAT have duly executed this Agreement, all as of the date first written above.

                                          Primestar, Inc.,

                                                  /s/ Kenneth G. Carroll
                                          by __________________________________
                                            Name: Kenneth G. Carroll
                                            Title: President

                                          TCI Satellite Entertainment, Inc.,

                                                  /s/ Kenneth G. Carroll
                                          by __________________________________
                                            Name: Kenneth G. Carroll
                                            Title: Senior Vice President/CFO

                                                                      EXHIBIT A

                       FORM OF COMPANY AFFILIATE LETTER

Dear Sirs:

  The undersigned refers to the Agreement and Plan of Merger (the "TSAT Merger Agreement") dated as of February 6, 1998, between PRIMESTAR, INC., a Delaware corporation, and TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation. Capitalized terms used but not defined in this letter have the meanings given such terms in the TSAT Merger Agreement. As used herein, references to "TSAT Common Stock" shall mean shares of TSAT A Stock and/or TSAT B Stock, as applicable.

  The undersigned, a holder of shares of TSAT Common Stock, is entitled to receive in connection with the TSAT Merger shares of Class A Stock and/or Class B Stock. The undersigned acknowledges that the undersigned may be deemed an "affiliate" of TSAT within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act although nothing contained herein should be construed as an admission of such fact.

  If in fact the undersigned were an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Class A Stock or Class B Stock received by the undersigned in exchange for any shares of TSAT Common Stock pursuant to the TSAT Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act.

  The undersigned hereby represents to and covenants with the Company that the undersigned will not sell, assign or transfer any of the Class A Stock or Class B Stock received by the undersigned in exchange for shares of TSAT Common Stock pursuant to the TSAT Merger except (i) pursuant to an effective registration statement under the Securities Act or (ii) in a transaction that, in the opinion of counsel reasonably satisfactory to the Company or as described in a "no-action" or interpretive letter from the Staff of the SEC, is not required to be registered under the Securities Act.

  In the event of a sale or other disposition by the undersigned pursuant to Rule 145, of Class A Stock or Class B Stock received by the undersigned in the TSAT Merger, the undersigned will supply the Company with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto and the opinion of counsel or no-action letter referred to above. The undersigned understands that the Company may instruct its transfer agent to withhold the transfer of any Company Securities disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Class A Stock or Class B Stock, as applicable, sold as indicated in the letter.

  The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing Class A Stock and Class B Stock received by the undersigned in the TSAT Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to the Company from counsel reasonably satisfactory to the Company to the effect that such legends are no longer required for purposes of the Securities Act.

  The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Class A Stock and Class B Stock and (ii) the receipt by the Company of this letter is an inducement and a condition to the Company's obligations to consummate the TSAT Merger.

                                          Very truly yours,

Dated:

                                                                        ANNEX I
                                                                   TO EXHIBIT A

PRIMESTAR, INC.

  On      , the undersigned sold the securities of PRIMESTAR, INC. ("the
Company") described below in the space provided for that purpose (the "Securities"). The Securities were received by the undersigned in connection with the merger of TCI SATELLITE ENTERTAINMENT, INC. with and into the Company.

  Based upon the most recent report or statement filed by the Company with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in Rule 144(e) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

  The undersigned hereby represents that the Securities were sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker" as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

                                          Very truly yours,

Dated:


             [Space to be provided for description of securities.]

                                                                      APPENDIX C
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                              TSAT TEMPO AGREEMENT

                         DATED AS OF FEBRUARY 6, 1998,

                                    BETWEEN

                                PRIMESTAR, INC.

                                      AND

                       TCI SATELLITE ENTERTAINMENT, INC.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 Parties and Recitals......................................................   1

                                    ARTICLE I

                                   Tempo Sale

 Section 1.01. Grant of Tempo Sale Option.................................    1
 Section 1.02. Exercise of Tempo Sale Option..............................    1
 Section 1.03. Liquidation of Tempo; Tax Indemnity........................    2
 Section 1.04. Tempo Asset Sale; Consents of Third Parties................    2

                                   ARTICLE II

                                The Tempo Closing

 Section 2.01. The Tempo Closing..........................................    3
 Section 2.02. Transactions To Be Effected at the Tempo Closing...........    3

                                   ARTICLE III

                        Covenants Relating to Tempo Sale

 Section 3.01. Transfer Taxes.............................................    3
 Section 3.02. Collection of Receivables..................................    4
 Section 3.03. Bulk Transfer Laws.........................................    4
 Section 3.04. Further Assurances.........................................    4
 Section 3.05. Purchase Price Allocation..................................    4

                                   ARTICLE IV

                         Covenants Relating to Business

 Section 4.01. Alternative Transactions...................................    4
 Section 4.02. Interim Operations of Tempo................................    4
 Section 4.03. Other Actions..............................................    5
 Section 4.04. Access to Information; Confidentiality.....................    6
 Section 4.05. Best Efforts; Notification.................................    6

                                    ARTICLE V

                              Conditions Precedent

 Section 5.01. Conditions Precedent.......................................    7
 Section 5.02. Conditions to Obligations of the Option Holder.............    7
 Section 5.03. Conditions to Obligations of TSAT..........................    8

                                   ARTICLE VI

                        Termination, Amendment and Waiver

 Section 6.01. Termination................................................    8
 Section 6.02. Effect of Termination......................................    8
 Section 6.03. Amendment..................................................    8
 Section 6.04. Extension; Waiver..........................................    9


                                     C-(i)

                                                                            PAGE
                                                                            ----
                                   ARTICLE VII

                               General Provisions

 Section 7.01. Notices....................................................    9
 Section 7.02. Interpretation.............................................    9
 Section 7.03. Assignment.................................................    9
 Section 7.04. Severability...............................................    9
 Section 7.05. Entire Agreement; No Third-Party Beneficiaries.............    9
 Section 7.06. Governing Law..............................................   10
 Section 7.07. Enforcement; Exclusive Jurisdiction........................   10
 Section 7.08. Counterparts...............................................   10

                                     C-(ii)

  TSAT TEMPO AGREEMENT dated as of February 6, 1998, between PRIMESTAR, INC. a Delaware corporation ("the Company"), and TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT").

  WHEREAS the Company, TSAT and certain other parties are parties to a Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), pursuant to which the Restructuring Transaction (as defined therein) will be consummated by the parties or their respective affiliates (capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Restructuring Agreement);

  WHEREAS the respective Boards of Directors of the Company and TSAT have approved the Tempo Sale on the terms and subject to the conditions set forth in this Agreement; and

  WHEREAS simultaneously with the execution and delivery of this Agreement, the Company, TSAT and Malone are entering into the TSAT Stockholder Agreement, pursuant to which Malone and TSAT have agreed to take specified actions in furtherance of the Tempo Sale.

  NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                  Tempo Sale

  Section 1.01. Grant of Tempo Sale Option. TSAT hereby grants to the Company, (together with its successors and assigns, the "Option Holder"), the exclusive and irrevocable option (the "Tempo Sale Option"), exercisable at any time during the term of this Agreement, on the terms and subject to the conditions set forth in this Agreement, to purchase from TSAT (the election between the transactions described in clauses (a) and (b) below to be in the Option Holder's sole discretion):

    (a) all the issued and outstanding shares of capital stock of Tempo (the "Tempo Shares"), for an aggregate purchase price of $2.5 Million (the "BSS Price") (such transaction being the "Tempo Stock Sale"); or

    (b) all the right, title and interest of TSAT in, to and under the Tempo Assets, for (i) an aggregate purchase price equal to the BSS Price and (ii) the assumption by the Option Holder, from and after the Tempo Closing (as defined below), of all obligations and liabilities of Tempo of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, arising out of, relating to, or otherwise in respect of, the Tempo Assets, other than the Excluded Tempo Liabilities, as defined below (the "Tempo Liabilities") (such transaction being the "Tempo Asset Sale"). For purposes hereof, the "Excluded Tempo Liabilities" shall be any liabilities of Tempo incurred in violation of Section 4.02.

At least 10 days prior to the Tempo Closing Date, the Option Holder shall provide written notice to TSAT electing either the Tempo Stock Sale or the Tempo Asset Sale.

  Section 1.02. Exercise of Tempo Sale Option. The Tempo Sale Option shall be exercisable by the Option Holder by written notice to TSAT, stating the name of the Option Holder, the proposed Tempo Closing Date and whether the Option Holder elects to consummate the Tempo Stock Sale or the Tempo Asset Sale. In the case of an election to consummate the Tempo Stock Sale, such notice shall be given at least 10 days prior to the Tempo Closing Date, and in the case of an election to consummate the Tempo Asset Sale, such notice shall be given at least 30 days prior to the Tempo Closing Date. As used herein, the term "Tempo Sale" means either the Tempo Stock Sale or the Tempo Asset Sale, as elected by the Option Holder in its sole discretion pursuant to this Section 1.02.

  Section 1.03. Liquidation of Tempo; Tax Indemnity. (a) If the Option Holder exercises the Tempo Sale Option and elects to consummate the Tempo Asset Sale, then TSAT shall liquidate Tempo immediately prior to the Tempo Closing (the "Pre-Sale Tempo Liquidation").

  (b) If the Option Holder exercises the Tempo Sale Option and elects to consummate the Tempo Asset Sale, then the Option Holder shall indemnify TSAT and Tempo, and hold TSAT and Tempo harmless, on an after-Tax basis, from and against any and all Tax liability incurred by TSAT as a result of the Tempo Asset Sale or incurred by Tempo or TSAT as a result of the Pre-Sale Tempo Liquidation, as provided herein.

  (c) If a claim shall be made by any taxing authority, which, if successful, might result in an indemnity payment to TSAT pursuant to this Section 1.03 (a "Tax Claim"), TSAT shall notify the Option Holder in writing, and in reasonable detail, within ten business days of receipt of such a Tax Claim, and thereafter, TSAT shall deliver to the Option Holder, within five business days after TSAT's receipt thereof, copies of all notices and documents (including any court papers) received by TSAT relating to the Tax Claim. The Option Holder shall select counsel and control all proceedings and may make all decisions taken in connection with any Tax Claim, including those pertaining to the grant or denial of any waiver or extension of the applicable statute of limitation, and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner. TSAT agrees to cooperate fully with the Option Holder and its counsel in the compromise of, or defense against, any such Tax Claim, which cooperation shall include, without limitation, the authorization by powers of attorney of such persons as the Option Holder shall designate to represent TSAT with respect to any Tax Claim, the retention and (upon the Option Holder's request) the prompt provision to the Option Holder of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim. TSAT shall not assert any position in any proceeding or in discussion with any taxing authority representative that is inconsistent with the position asserted by the Option Holder.

  (d) The amount or economic benefit of any refunds, credits or offsets of Taxes incurred as a result of the Tempo Asset Sale or the Pre-Sale Tempo Liquidation shall be for the account of the Option Holder. TSAT shall forward the amount of such refund or the economic benefit of such credit or offset to Tax to the Option Holder within 10 days after such refund is received or after such credit is allowed or applied against another tax liability, as the case may be.

  (e) As used herein, "Tax" means any of the Taxes and "Taxes" means, with respect to any Person, (A) all income taxes (including any tax on or based upon net income, or gross income, or income as specially defined, or earnings, profits or gains, or selected items of income, earnings, profits or gains) and
(B) any liability for payment of any amount of the type described in the immediately preceding clause (A) as a result of being a "transferee" (within the meaning of Section 6901 of the Code or any other applicable law) of another Person or a member of an affiliated or combined group.

  Section 1.04. Tempo Asset Sale; Consents of Third Parties.
(a) Notwithstanding anything in this Agreement to the contrary, in the case of a Tempo Asset Sale, this Agreement shall not constitute an agreement to assign any asset or claim or right or any benefit arising under or resulting from such asset if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such asset, or would in any way adversely affect the rights of TSAT or Tempo, or upon transfer, the Option Holder, under such asset. If any transfer or assignment by TSAT to, or any assumption by the Option Holder of, any interest in, or liability, obligation or commitment under, any asset requires the consent of a third party, then such assignment or assumption shall be made subject to such consent being obtained.

  (b) If any such consent is not obtained prior to the Tempo Closing, TSAT and the Option Holder shall cooperate (at the Option Holder's sole expense) in any lawful and commercially reasonable arrangement reasonably proposed by the Option Holder under which the Option Holder shall obtain the economic claims, rights and benefits under the asset, claim or right with respect to which the consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) subcontracting, sublicensing or subleasing to the Option Holder of any and all rights of Tempo against the other party to such third-party agreement arising out of a breach or cancelation thereof by the other party, and (ii) the enforcement by TSAT (directly or through Tempo) of such rights.

                                  ARTICLE II

                               The Tempo Closing

  Section 2.01. The Tempo Closing. Subject to the terms and conditions of this Agreement, the closing of the Tempo Sale (the "Tempo Closing") shall take place (i) at the offices of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York, 10019, on the first business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article V shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as the Option Holder and TSAT may agree (the "Tempo Closing Date").

  Section 2.02. Transactions To Be Effected at the Tempo Closing. (a) At the Tempo Closing, if the Tempo Stock Sale shall have been elected by the Option
Holder:

    (i) TSAT shall deliver to the Option Holder (x) certificates representing the Tempo Shares, duly endorsed or accompanied by stock powers duly endorsed in proper form for transfer, with appropriate transfer stamps, if any, affixed, and (y) such other documents as the Option Holder or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

    (ii) the Option Holder shall deliver to TSAT, by wire transfer to a bank account designated in writing by TSAT at least two business days prior to the Tempo Closing Date, immediately available funds in an amount equal to the BSS Price.

  (b) At the Tempo Closing, if the Tempo Asset Sale shall have been elected by the Option Holder:

    (i) TSAT shall deliver to the Option Holder (x) such appropriately executed bills of sale, assignments and other instruments of transfer relating to the Tempo Assets in form and substance reasonably satisfactory to the Option Holder and its counsel and (y) such other documents as the Option Holder or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement: and

    (ii) the Option Holder shall deliver to TSAT (x) the BSS Price (as set forth in Section 2.02(a)(ii)) and (y) a duly executed assumption agreement in the form of Exhibit A-1 hereto.

                                  ARTICLE III

                       Covenants Relating to Tempo Sale

  Section 3.01. Transfer Taxes. If the Tempo Asset Sale shall have been elected by the Option Holder, all transfer Taxes applicable to the conveyance and transfer from TSAT to the Option Holder of the Tempo Assets and any other transfer or documentary Taxes or any filing or recording fees applicable to such conveyance and transfer shall be paid by the Option Holder. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

  Section 3.02. Collection of Receivables. TSAT agrees that from and after the Tempo Closing, the Option Holder shall have the right and authority to collect for its own account all accounts receivable of Tempo constituting or attributable to the Tempo Assets. TSAT agrees to promptly deliver to the Option Holder any cash or other property received directly or indirectly by it with respect to such accounts receivable, including any amounts payable as interest.

  Section 3.03. Bulk Transfer Laws. If the Tempo Asset Sale shall have been elected by the Option Holder, the Option Holder hereby waives compliance by TSAT with the provisions of any so-called "bulk transfer law" of any jurisdiction in connection with the sale of the Tempo Assets to the Option Holder.

  Section 3.04. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, including, in the case of TSAT, executing and delivering to the Option Holder such assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

  Section 3.05. Purchase Price Allocation. If the Tempo Asset Sale shall have been elected by the Option Holder, on or prior to the Tempo Closing Date, the Option Holder and TSAT shall mutually agree on an allocation of the BSS Price among the Tempo Assets according to the relative fair market values of such assets on the Tempo Closing Date. If the Option Holder and TSAT are unable to agree on such fair market values, the Option Holder and TSAT shall elect an independent appraisal firm to determine such values. The conclusions of such appraisal firm shall be conclusive and binding. The fees and expenses of such appraisal firm shall be shared equally by the Option Holder and TSAT.

                                  ARTICLE IV

                        Covenants Relating to Business

  Section 4.01. Alternative Transactions. During the period from the date hereof to the Tempo Closing Date, TSAT agrees that neither it nor any of its subsidiaries shall, nor shall it or any of subsidiaries permit their respective officers, directors, employees, agents and representatives to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction in respect of Tempo or the Tempo Assets that would impede, interfere with, delay, postpone, discourage or adversely affect the rights of the Option Holder pursuant to this Agreement, or could reasonably be expected to have such effect. During the period from the date hereof to the Tempo Closing Date, neither the Board of Directors of TSAT nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company or the Option Holder, the approval or recommendation by such Board of Directors or any such committee of the Tempo Sale or this Agreement or (ii) approve or recommend, or propose to approve or recommend, any alternative transaction of the type described in the first sentence of this Section 4.01.

  Section 4.02. Interim Operations of Tempo. For the period from the date hereof until the Tempo Closing Date, TSAT:

    (a) shall not directly or indirectly offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by merger or otherwise by operation of law), or enter into any contract, option, or other arrangement or understanding (other than this Agreement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of the Tempo Shares;

    (b) shall not directly or indirectly grant any proxies or power of attorney, deposit into a voting trust or enter into a voting agreement or otherwise transfer voting power of the Tempo Shares;

    (c) shall cause Tempo to conduct its business and operations according to its ordinary course of business consistent with past practice, and consistent with Tempo's obligations under the Tempo Option and TSAT's obligations under the Tempo Sale Option and this Agreement;

    (d) shall cause Tempo not to amend its certificate of incorporation or by-laws;

    (e) shall cause Tempo not to authorize for issuance, issue, sell, deliver, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

    (f) shall cause Tempo not to (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or any other ownership interests (whether in stock or property or a combination thereof) or (iii) directly or indirectly purchase, redeem or otherwise acquire any shares of or options or warrants or rights relating to its capital stock or that of any of its subsidiaries, or make any commitment for any such action;

    (g) shall cause Tempo not to (i) create, incur, assume, maintain or permit to exist any long term debt or short term debt for borrowed money (other than to the Option Holder), (ii) issue or sell any debt securities,
  (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except the Partnership, or (iv) make any loans, advances or capital contributions to or investments in any other Person;

    (h) shall not make any change to Tempo's accounting (including Tax accounting) methods, principles, practices, or policies, other than those required by GAAP and except, in the case of Tax accounting methods, principles or practices, in the ordinary course of business of TSAT or Tempo;

    (i) shall cause Tempo not to make any payment in respect of indebtedness for borrowed money (other than to the Partnership or the Option Holder, or, with the prior written consent of the Company, to TSAT);

    (j) shall not, and shall cause Tempo not to, sell, lease, transfer, mortgage, subject to any Lien or otherwise dispose of, any of Tempo's properties or assets (other than to the Option Holder);

    (k) shall cause Tempo not to (A) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing any assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (y) any other material assets, or (B) incur any liabilities except for immaterial liabilities incurred in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by the Restructuring Agreement and this Agreement and in each case except as contemplated by the Tempo Option and this Agreement;

    (l) shall cause Tempo not to threaten, institute, prosecute, settle or compromise any claim or litigation without the prior written consent of the Option Holder;

    (m) shall cause Tempo not to purchase or acquire any property or assets from or otherwise engage in any transactions with, any Person that is affiliated with (i) TSAT, (ii) Malone or (iii) TCI (other than transactions with the Company or the Partnership in the ordinary course of business consistent with past practice or, with the prior written consent of the Company, with TSAT); and

    (n) shall not, and shall cause Tempo not to, agree to do any of the foregoing.

  Section 4.03. Other Actions. Subject to Section 4.06(d), TSAT hereby agrees to take no action, and to cause Tempo to take no action, that would reasonably be expected to cause:

    (a) the failure of TSAT to perform and comply in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by TSAT on or prior to the Tempo Closing Date;

    (b) the failure of TSAT or the Option Holder to obtain all necessary approvals or appropriate consents of any United States Federal or state governmental entity or any other third party in connection with the consummation of the transactions contemplated herein, including approvals and consents under the HSR Act, if any, and applicable FCC rules and regulations;

    (c) the institution of any suit, action or proceeding challenging, seeking to restrain, prohibiting or adversely affecting in any material respect the consummation of the transactions contemplated herein; or

    (d) any material adverse effect on Tempo or the Tempo Assets.

  Section 4.04. Access to Information; Confidentiality. TSAT shall, and shall cause Tempo to, afford to the Option Holder and to the officers, employees, accountants, counsel, financial advisors and other representatives of the Option Holder, reasonable access during normal business hours during the period prior to the Tempo Closing Date to all Tempo's properties, books, contracts, commitments, personnel and records. TSAT agrees to use its best efforts in good faith to obtain all waivers and consents necessary under any confidentiality or non-disclosure agreement to afford reasonable access to the Option Holder. Except as required by law, the Option Holder will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence until such time as such information becomes publicly available (otherwise than through the wrongful act of any such Person) and shall use its best efforts to ensure that such Persons do not disclose such information to others without the prior written consent of TSAT from whom such information was received. In the event of the termination of this Agreement for any reason, the Option Holder shall promptly return or destroy all documents containing nonpublic information so obtained from TSAT and any copies made of such documents.

  Section 4.05. Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, TSAT agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Option Holder in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Tempo Sale and the transactions contemplated by the Tempo Option, including using its best efforts to (i) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtain all necessary consents, approvals or waivers from third parties, (iii) respond to requests for information from the Department of Justice, the Federal Trade Commission, the FCC and any other Governmental Entity relating to the Tempo Sale, (iv) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Tempo Option or all or any part of the Tempo Sale, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) execute and deliver any additional instruments, make such other filings and take such other actions as shall be reasonably requested by the Option Holder to fully carry out the purposes of, this Agreement and the Tempo Option, including agreeing to any modifications to such terms as shall be required, as a result of legal requirements or actions of governmental entities or third parties, to fulfill the intent of the parties in respect hereof and thereof. In connection with and without limiting the foregoing, TSAT and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Tempo Sale and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Tempo Sale, take all action necessary to ensure that the Tempo Sale may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Tempo Sale.

  (b) Notwithstanding anything to the contrary in this Agreement, TSAT shall not be required to agree to:

    (i) any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of the Company acquired by it on all matters properly presented to the stockholders of the Company;

    (ii) any change in TSAT's or the other Specified Class B Holders' rights in respect of the governance of the Company from that set forth in the Charter and By-laws, or any change in TSAT's or the other

  Specified Class B Holders' rights under the Stockholders Agreement, or any prohibition, limitation or other requirement that would impose limitations on the ability of TSAT or the other Specified Class B Holders to exercise any such rights;

    (iii) any prohibition, limitation or other requirement that would impose limitations on the ability of any Person that (on and as of the date of this Agreement) holds 5% or more of the TSAT A Stock or TSAT B Stock to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of TSAT or the Company (including any requirement to hold such capital stock in trust), including the right to vote the capital stock of TSAT or the Company acquired by it on all matters properly presented to the stockholders of TSAT or the Company, as applicable;

    (iv) any change in the governance of TSAT from that set forth in TSAT's certificate of incorporation and by-laws as in effect on the date of this Agreement; or

    (v) take any action that requires the payment of, or the incurrence of an obligation to pay, any fee, cost or expense in excess of the amount that would have otherwise been payable by TSAT if it did not have obligations under this Agreement, unless the Company shall have agreed to advance such amount to TSAT.

  (c) TSAT shall give prompt written notice to the Company of any failure by TSAT to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by TSAT under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of TSAT or the conditions to the obligations of TSAT under this Agreement.

                                   ARTICLE V

                             Conditions Precedent

  Section 5.01. Conditions Precedent. The consummation of the Tempo Sale shall be subject to the satisfaction or waiver on or prior to the Tempo Closing Date of each of the following conditions precedent:

    (a) Stockholder Approval. The TSAT Stockholder Approval shall have been obtained.

    (b) HSR Act. The waiting period (and any extension thereof) applicable to the Tempo Sale under the HSR Act shall have been terminated or shall have expired.

    (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Tempo Sale shall be in effect.

    (d) Tempo FCC Events. On or prior to the Tempo Closing Date, one of the following events shall have occurred (each a "Tempo FCC Event"):

      (i) FCC approval of the application for transfer of control of Tempo or the Tempo Assets, as applicable, to the Option Holder; or

      (ii) the Tempo Sale shall be permitted under applicable FCC rules and regulations without revocation of the BSS Authorizations (including pursuant to an agreement to divest the BSS Authorizations within a specific time period following the date of the Tempo Sale).

    (e) Secretary's Certificates. TSAT and the Option Holder shall each have received certificates from a Secretary or Assistant Secretary of each other party, certifying the organizational documents of such other party and relevant board (or partnership) resolutions authorizing the transactions contemplated by this Agreement.

  Section 5.02. Conditions to Obligations of the Option Holder. Upon any exercise of the Tempo Sale Option, the obligations of the Option Holder to consummate the Tempo Sale shall be further subject to the following conditions:

    (a) Performance of Obligations. TSAT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Tempo Closing Date, and the Option

  Holder shall have received a certificate signed on behalf of TSAT by the chief executive officer and the chief financial officer of TSAT to such effect.

    (b) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success, (i) challenging the Tempo Sale, seeking to restrain or prohibit the consummation of the Tempo Sale or seeking to obtain from the Option Holder any damages that are material in relation to the Option Holder and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Option Holder or any of its subsidiaries or affiliates of any portion of the business or assets of the Option Holder, Tempo or any of their respective subsidiaries or affiliates, or to compel the Option Holder, Tempo or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of the Option Holder, Tempo or any of their respective subsidiaries or affiliates, as a result of the Tempo Sale, (iii) seeking to prohibit the Option Holder, Tempo or any of their respective subsidiaries or affiliates from effectively controlling in any material respect the business or operations of the Option Holder, Tempo or any of their respective subsidiaries or affiliates, (iv) seeking to change in any respect the governance of the Company from that set forth in the Charter and By-laws, or to change any Person's rights under the Stockholders Agreement, or seeking to impose limitations on the ability of any Person to exercise any such rights or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Option Holder.

    (c) State Takeover Statutes. TSAT and the Board of Directors of TSAT shall have taken all actions required to render inapplicable to the Tempo Sale any state takeover statute or similar statute or regulation that would otherwise apply or purport to apply to such transactions and agreements.

  Section 5.03. Conditions to Obligations of TSAT. Upon any exercise of the Tempo Sale Option, the obligations of TSAT to consummate the Tempo Sale shall be further subject to the condition that there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity that has a reasonable likelihood of success seeking to impose any prohibition, limitation, requirement or change of the type described in clauses (i) through
(v) of Section 4.05(b).

                                  ARTICLE VI

                       Termination, Amendment and Waiver

  Section 6.01. Termination. This Agreement may be terminated at any time prior to the Tempo Closing Date, whether before or after the vote of the stockholders of TSAT at the TSAT Stockholders Meeting:

    (a) by mutual written consent of the Option Holder and TSAT;

    (b) by the Option Holder at any time, on 10 days prior written notice to TSAT; or

    (c) by either the Option Holder or TSAT, on the first anniversary of the first to occur of the Tempo FCC Events, if the Tempo Sale shall not have been consummated on or before such date, unless the failure to consummate the Tempo Sale is the result of a wilful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting consummation of the Tempo Sale.

  Section 6.02. Effect of Termination. In the event of termination of this Agreement by any party as provided in Section 6.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation hereunder on the part of any party, other than this Section 6.02 and Article VII and except to the extent that such termination results from the wilful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

  Section 6.03. Amendment. This Agreement may be amended by the parties at any time before or after the TSAT Stockholder Approval; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to this Agreement.

  Section 6.04. Extension; Waiver. At any time prior to the TSAT Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 6.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                  ARTICLE VII

                              General Provisions

  Section 7.01. Notices. Any notice or other communication that is required or that may be given in connection with this Agreement shall be in writing and shall be delivered in accordance with Section 10.02 of the Restructuring Agreement.

  Section 7.02. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

  Section 7.03. Assignment. This Agreement and the Company's rights, interests and obligations under this Agreement may be assigned at any time by the Option Holder, in whole or in part, to any other Person, in the Company's sole discretion, and upon the assumption by such Person of the Company's obligations hereunder, the Option Holder shall be released from all such obligations. Upon any such assignment by the Option Holder, references herein to "the Option Holder" shall be deemed to be references to such assignee, to the extent applicable and consistent with the terms of such assignment. Neither this Agreement nor any of TSAT's rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by TSAT without the prior written consent of the Option Holder, and any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 7.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 7.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreements, the Asset Transfer Agreements, the Restructuring Agreement, the US West Guarantee, the Malone Letter, the Reimbursement Agreements, the Stockholders Agreement, the TSAT Stockholder Agreement, the Newhouse Voting Agreement, the Registration Rights Agreement, the Voting Agreements, the TSAT Merger Agreement and the Tax Sharing Agreement
(a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Restructuring Transaction, the TSAT

Merger and the Tempo Sale and (b) except for the provisions of Article II and
Section 3.03, are not intended to confer upon any person other than the parties any rights or remedies.

  Section 7.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of the State of Delaware are mandatorily applicable to the Tempo Sale.

  Section 7.07. Enforcement; Exclusive Jurisdiction. (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of New York or the State of Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware.

  (b) With respect to any suit, action or proceeding relating to this Agreement (collectively, a "Proceeding"), each party to this Agreement irrevocably:

    (i) consents and submits to the exclusive jurisdiction of the courts of the States of New York and Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware;

    (ii) waives any objection which such party may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party; and

    (iii) consents to the service of process at the address set forth for notices in Section 10.02 of the Restructuring Agreement; provided that such manner of service of process shall not preclude the service of process in any other manner permitted under applicable law.

  Section 7.08. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  IN WITNESS WHEREOF, the Company and TSAT have duly executed this Agreement, all as of the date first written above.

                                          PRIMESTAR, INC.,


                                          by /s/ Kenneth G. Carroll
                                             ----------------------------------
                                            Name: Kenneth G. Carroll
                                            Title: President

                                          TCI SATELLITE ENTERTAINMENT, INC.,


                                          by  /s/ Kenneth G. Carroll
                                             ----------------------------------
                                            Name: Kenneth G. Carroll
                                            Title: Senior Vice President/CFO

                                                                      APPENDIX D
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                             STOCKHOLDERS AGREEMENT

                         DATED AS OF FEBRUARY 6, 1998,

                                     AMONG

                                PRIMESTAR, INC.

                       TCI SATELLITE ENTERTAINMENT, INC.

                                      AND

                                 JOHN C. MALONE


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 Section  1. Definitions..................................................    1
 Section  2. Terms and Usage Generally....................................    3
 Section  3. Agreement to Vote............................................    3
 Section  4. Grant of Irrevocable Proxy...................................    3
 Section  5. Restrictions on Conversion and Transfer......................    4
 Section  6. Stop Transfer................................................    4
 Section  7. Representations and Warranties...............................    5
 Section  8. No Other Voting Agreements...................................    5
 Section  9. Events of Default............................................    5
 Section 10. Remedies; Specific Performance...............................    5
 Section 11. Term; Parties in Interest; Liability.........................    6
 Section 12. Governing Law................................................    6
 Section 13. Exclusive Jurisdiction.......................................    6
 Section 14. Notices......................................................    6
 Section 15. No Assignment................................................    7
 Section 16. Descriptive Headings.........................................    8
 Section 17. Severability.................................................    8
 Section 18. Amendments...................................................    8
 Section 19. Integration..................................................    8
 Section 20. Counterparts.................................................    8

                                     D-(i)

  STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of February 6, 1998, among PRIMESTAR, INC., a Delaware corporation (the "Company"), TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT") and JOHN C. MALONE ("Malone").

  WHEREAS, the Company, TSAT and certain other parties are parties to a Merger and Contribution Agreement dated as of February 6, 1998 (the "Restructuring Agreement"), pursuant to which the Restructuring Transaction (as defined therein) will be consummated by the parties thereto or their respective affiliates (capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Restructuring Agreement);

  WHEREAS, Malone is currently a stockholder of TSAT; and

  WHEREAS, in connection with the Restructuring Transaction and as a condition thereof, the parties to this Agreement desire to enter into the arrangements set forth in this Agreement regarding the voting, conversion and future dispositions of shares of capital stock of TSAT beneficially owned by the Stockholders (as defined herein).

  NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

  Section 1. Definitions. The following terms used herein shall have the following definitions:

  "Affiliate" means, with respect to any Person, any other Person that directly or indirectly Controls, is under common Control with, or is Controlled by such first Person. Anything contained herein to the contrary notwithstanding, the Estate of Bob Magness shall not be deemed to be an Affiliate of Malone for purposes of this Agreement.

  "Agreement" is defined in the preamble hereto.

  "beneficially own" (and beneficial ownership, owned beneficially and other correlative terms) is defined in Rule 13d-3 promulgated under the Exchange Act.

  "Control" means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person (whether through ownership of securities, partnership interests or other ownership interest, by contract, or otherwise). The terms "Controlled," "Controlling" and similar variations shall have correlative meanings.

  "Current Market Price" means, with respect to shares of TSAT A Stock or TSAT B Stock as of any date, the average of the daily closing prices for shares of such series for the 30 consecutive trading days ending on the trading day immediately before the day in question. The closing price for each day shall mean the reported last sales price regular way or, in the case no such sale is reported on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal United States registered securities exchange on which such shares are listed, or if not listed on any such exchange, the last reported sales price or bid quotation on the NASDAQ Stock Market or any other inter-dealer quotation system then in general use or, if no such prices or quotations are available, the fair market value on the day in question as determined by the Board of Directors of TSAT in good faith.

  "Defaulting Party" is defined in Section 9.

  "Event of Default" is defined in Section 9.

  "Exempt Transfer" means any Transfer that falls within any one of the following clauses: (i) An exchange or conversion of TSAT Common Stock which occurs by operation of law in connection with a merger or consolidation of TSAT with or into another corporation, or a recapitalization, reclassification or similar event that has been duly authorized and approved by the required vote of the Board and the stockholders of TSAT pursuant to the Certificate of Incorporation of TSAT and applicable law; (ii) any surrender by a Stockholder to TSAT of TSAT Common Stock upon redemption by TSAT of such TSAT Common Stock pursuant to any right or obligation under the express terms of such TSAT Common Stock that is made on a proportionate basis from all holders of such TSAT Common Stock and is not at the option of such Stockholder; or (iii) any Permitted Pledge.

  "Initial Term" means the period from the date of this Agreement until the termination of the TSAT Merger Agreement.

  "Malone Family Foundation" means the Malone Family Foundation, a Colorado non-profit corporation.

  "Permitted Transferee" is defined in Section 5.

  "Permitted Pledge" means a bona fide pledge of TSAT Common Stock by a Stockholder to a financial institution to secure bona fide recourse borrowings permitted by applicable law, provided, that (i) such Stockholder notifies TSAT and the Company of such Stockholder's intention to pledge such TSAT Common Stock at least 10 days prior thereto (such notice to contain a full description of the terms of such pledge), (ii) such Stockholder retains the sole right to vote such pledged TSAT Common Stock and (iii) the holder (or holders) of the pledge (the "pledgee") agrees in writing in advance with such Stockholder (in an agreement which shall expressly provide that the Company is a third-party beneficiary thereof, entitled to enforce such agreement directly against the pledgee, and which shall expressly provide that it shall not be modified without the prior written consent of the Company) that (A) the pledgee will notify TSAT and the Company in writing at least 60 days prior to any Transfer of such pledged TSAT Common Stock pursuant to such pledge (by foreclosure, by operation of law or otherwise) and (B) the Company shall have the right, during such 60-day period, to purchase such pledged TSAT Common Stock at a purchase price equal to the Current Market Price thereof, and that if such right is exercised by the Company (by written notice to the pledgee), the pledgee shall release its lien on such pledged TSAT Common Stock (regardless of whether the purchase price is sufficient to discharge the debt secured by the pledge) upon payment of the purchase price therefor by the Company directly to the pledgee for application to the indebtedness secured by such lien (it being agreed that each Stockholder who pledges any shares of TSAT Common Stock hereby authorized payment in such manner).

  "Proceeding" is defined in Section 13.

  "Stockholder" means (i) Malone for so long as he holds of record or beneficially owns or has voting control of any TSAT Common Stock (or has an Affiliate holding TSAT Common Stock pursuant to clause (C) of
Section 5) and (ii) each Permitted Transferee that acquires record or beneficial ownership or voting control of any TSAT Common Stock from a Stockholder, as long as such Permitted Transferee holds of record, beneficially owns or has voting control of any TSAT Common Stock; provided that such Permitted Transferee shall have complied with Section 15.

  "Transfer" means, directly or indirectly, (i) to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by merger or otherwise by operation of law), or enter into any contract, option, or other arrangement or understanding (other than the Voting Agreements, this Agreement and the Stockholders Agreement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of and (ii) except as contemplated by the Voting Agreements, this Agreement or the Stockholders Agreement, to grant any proxies or power of attorney, deposit into a voting trust or enter into a voting agreement or otherwise transfer voting power; provided, however, that "Transfer" shall not mean or include delivery of a revocable proxy in the ordinary course of business. The terms "Transferred," "Transferee" and similar variations shall have correlative meanings.

  "TSAT Common Stock" means TSAT A Stock and/or TSAT B Stock.

  Section 2. Terms and Usage Generally. The definitions in Section 1 shall apply equally to both the singular and plural forms of the terms defined therein. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Sections and Exhibits shall be deemed to be references to Sections of and Exhibits to this Agreement, unless the context shall otherwise require. All Exhibits attached hereto shall be deemed incorporated herein as if set forth in full herein. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All accounting terms not defined in this Agreement shall have the meanings determined by United States generally accepted accounting principles as in effect from time to time. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

  Section 3. Agreement to Vote. (a) During the Initial Term, each Stockholder hereby agrees to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of TSAT Common Stock held of record or beneficially owned by such Stockholder at the time of such vote or action by written consent and (y) all shares of TSAT Common Stock as to which such Stockholder at the time of such vote or action by written consent has voting control:

    (x) in favor of the TSAT Merger Agreement and the transactions contemplated thereby; and

    (y) against (i) any alternative transaction of the type described in the first sentence of Section 4.01 of the TSAT Merger Agreement, other than an ICA Acquisition (as defined in the TSAT Merger Agreement) that is permitted pursuant to the terms of the TSAT Merger Agreement and (ii) any amendment of the Certificate of Incorporation or By-laws of TSAT.

In addition, during the Initial Term, each Stockholder hereby agrees not to convert or Transfer any shares of TSAT Common Stock which are held of record or owned beneficially by such Stockholder, except in compliance with Section 5.

  (b) During the term of this Agreement, each Stockholder hereby agrees to vote or act by written consent with respect to (or cause to be voted upon or acted upon by written consent) (x) all shares of TSAT Common Stock held of record or beneficially owned by such Stockholder at the time of such vote or action by written consent and (y) all shares of TSAT Common Stock as to which such Stockholder at the time of such vote or action by written consent has voting control, in favor of the TSAT Tempo Agreement and the transactions contemplated thereby.

  Section 4. Grant of Irrevocable Proxy. In the event that any Stockholder shall fail at any time to vote or act by written consent with respect to any of such Stockholder's TSAT Common Stock as agreed by such Stockholder in this Agreement, such Stockholder hereby irrevocably grants to and appoints the Company (and any officer of the Company), such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, act by written consent or grant a consent, proxy or approval in respect of such shares exclusively as agreed by such Stockholder in this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the asset transfer and merger agreements executed in respect of the Restructuring Transaction and the TSAT Merger and that such irrevocable proxy is given to secure the performance of the obligations of such Stockholder under this Agreement. Each such Stockholder hereby further affirms that each proxy hereby granted shall, for the term of this Agreement, be irrevocable and shall be deemed coupled with an interest, in accordance with
Section 212(e) of the DGCL.

  Section 5. Restrictions on Conversion and Transfer. During the Initial Term, no Stockholder may convert any shares of TSAT B Stock held of record or beneficially owned by such Stockholder into shares of TSAT A Stock. During the Initial Term, no Stockholder may Transfer, and TSAT hereby agrees not to register the Transfer of, any TSAT Common Stock held of record or beneficially owned by such Stockholder, except to a Permitted Transferee of such Stockholder; provided that in the case of a Transfer to a Permitted Transferee, such Permitted Transferee (other than a Permitted Transferee that is merely the pledgee under a Permitted Pledge) becomes a party to this Agreement as a Stockholder and to the Stockholders Agreement as a potential "Specified Class B Holder" (as defined therein), as provided in Section 15. Any Stockholder that Transfers TSAT Common Stock to a Permitted Transferee pursuant to clause (B) or (C) of this Section 5 shall be liable (jointly and severally with such Permitted Transferee) for all obligations of such Permitted Transferee under this Agreement.

  For the purposes hereof, "Permitted Transferee" of a Stockholder shall mean:

    (A) with respect to any Stockholder that is a natural Person, (w) the Person who is the present or former spouse of such Stockholder, and any lineal descendant (including adoptees) of such Stockholder or any such spouse, (x) the trustee of a trust, or a custodian under the Uniform Gift to Minors Act or similar fiduciary, the primary beneficiaries of which (or primary income beneficiaries of which, in the case of a charitable remainder or similar trust) include only such Stockholder or Persons described in clause (w) above (provided, that such trust may grant a general or special power of appointment to such Stockholder or any such Person and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of such Stockholder or any such Person, payable by reason of the death of such Stockholder or such Person, as applicable), (y) the executor, administrator, guardian or personal representative of the estate of such Stockholder and (z) the Malone Family Foundation;

    (B) if the establishment of a voting trust is required to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by TSAT or any subsidiary thereof to conduct any portion of the business of TSAT or such subsidiary, any voting trust the trustee of which is reasonably acceptable to the Company; provided, that the term of such trust shall be no longer than 12 months and at the end of such 12-month period, the Transferring Stockholder shall cause such TSAT Common Stock to be Transferred back to such Transferring Stockholder or to any other Permitted Transferee thereof (excluding another voting trust);

    (C) with respect to any Stockholder, any Person that is an Affiliate of such Stockholder (which for purposes of this Section 5(C) shall include, with respect to any Stockholder that is a natural Person, any Person in which such Stockholder both as of the date hereof and at all times thereafter (x) Controls 5% or more of the voting power and (y) participates in the direction of the management and control of such Person), for so long as such Person remains an Affiliate of such Stockholder. In the event that a Person received TSAT Common Stock by virtue of its status as an Affiliate of a Stockholder, and such Person subsequently ceases to be an Affiliate of the Transferring Stockholder for any reason, then, prior to such Person ceasing to be such an Affiliate, the Transferring Stockholder shall cause such TSAT Common Stock to be Transferred back to such Transferring Stockholder or to any other Permitted Transferee thereof; and

    (D) any other Person that acquires any TSAT Common Stock from such Stockholder pursuant to an Exempt Transfer.

  Section 6. Stop Transfer. (a) TSAT hereby agrees not to register the conversion or Transfer of any TSAT Common Stock unless the transferee and the transferor of such shares have furnished such affidavits or other proof as TSAT or the Company may reasonably request to establish that such proposed Transfer is permitted by Section 5.

  (b) TSAT and each Stockholder hereby agree that any purported conversion or Transfer of TSAT Common Stock not permitted by Section 5 shall be deemed null and void and shall not be given effect or recognition by TSAT.

  Section 7. Representations and Warranties. (a) Each Stockholder, severally and not jointly, hereby represents and warrants to TSAT and the Company that such Stockholder owns of record and beneficially and has good and valid title to the number of shares of TSAT Common Stock set forth opposite his or its name on Exhibit A attached hereto and has voting control of such shares of TSAT Common Stock, in each case as of the date hereof. The shares of TSAT Common Stock so listed constitute all securities of TSAT owned of record or beneficially by such Stockholder and all such securities as to which such Stockholder has voting control, in each case as of the date hereof.

  (b) Each party to this Agreement hereby represents and warrants to each other party that (i) such party has the right, power and authority to enter into this Agreement and perform its obligations hereunder, (ii) this Agreement has been duly authorized by all necessary action prerequisite to the execution and delivery thereof by such party and is the valid and binding obligation of such party enforceable in accordance with its terms and (iii) the execution, delivery and performance of this Agreement by such party and the transactions contemplated hereby do not, with or without the giving of notice or the passage of time or both, (x) violate any law, ordinance, rule or regulation or any judgment, writ, injunction or order of any court, arbitrator or governmental, administrative or self-regulatory body or agency, applicable to such party, (y) require the consent or authorization of or waiver by or filing with any governmental, administrative, self-regulatory body or agency or any other Person or entity or (z) conflict with, result in the breach of any provision of, result in the modification or termination of, require the consent or authorization of or waiver by or filing with any other parties (other than such as has been obtained prior to the date hereof) to, or result in the creation or imposition of any lien or other encumbrance pursuant to or constitute a default under any material agreement, permit, indenture, note, lease, license or franchise or any other material instrument to which such Party is a party.

  (c) Each Stockholder, severally and not jointly, represents and warrants to TSAT and the Company that, except for the Voting Agreements, this Agreement and the Stockholders Agreement, at the date hereof, such Stockholder has the sole right to vote and dispose of its TSAT Common Stock in its sole discretion and none of such TSAT Common Stock is subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting thereof and there is no option, warrant, right, call, proxy or other contract or agreement to which such Stockholder is a party, or by which such Stockholder or any of its TSAT Stock is bound or affected, that directly or indirectly provides for the sale, pledge or other Transfer of any of such Stockholder's TSAT Stock or any interest therein or any rights with respect thereto, relates to the voting, Transfer or control of any thereof, or obligated such Stockholder or any Affiliate of such Stockholder to grant, offer or enter into any of the foregoing.

  Section 8. No Other Voting Agreements. Subject to Section 5(B), each Stockholder hereby agrees, and agrees to cause its Affiliates, not to enter into any voting agreement (other than the Voting Agreements, this Agreement and the Stockholders Agreement) with, nor to grant any proxies or powers of attorney (other than as contemplated by this Agreement) to, nor to deposit into a voting trust with or otherwise directly or indirectly transfer voting power (except as contemplated by this Agreement, including Section 5(B)) to, any other Person.

  Section 9. Events of Default. The following events shall constitute Events of Default with respect to any Stockholder (each, a "Defaulting Party"):

    (i) any of the representations or warranties made by such Stockholder herein shall not be true and correct in all material respects on the date of this Agreement; or

    (ii) any breach or default in the performance by such Stockholder of any material provision of this Agreement.

  Section 10. Remedies; Specific Performance. (a) Upon the occurrence and continuance of an Event of Default for fifteen (15) calendar days after delivery by the Company to the Defaulting Party of a written notice of such Event of Default, the Company shall be entitled to any remedies that may be available with respect to such Event of Default at law or in equity, including seeking to enjoin such Event of Default or seeking to obtain specific performance of a Defaulting Party's obligations.

  (b) The remedies set forth in this Section 10 shall not be mutually exclusive, and selection of or resort to any such remedy shall not preclude the selection of or resort to any other such remedy and no selection of or resort to a remedy shall constitute a waiver of any other remedy available hereunder.

  (c) The parties hereto acknowledge that the benefits to them under this Agreement are unique, that they are willing to enter into this Agreement only upon performance by each Stockholder of all its or his or her obligations hereunder and that monetary damages would not afford an adequate remedy for failure to perform any such obligations hereunder. Accordingly, the parties hereby consent to specific performance of their obligations hereunder and waive any requirement for securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief to enforce their rights hereunder.

  Section 11. Term; Parties in Interest; Liability. (a) This Agreement shall become effective on the date hereof and shall continue in effect until the earliest to occur of (i) consummation of the TSAT Merger, (ii) consummation of the transactions contemplated by the TSAT Tempo Agreement and (iii) termination of the TSAT Tempo Agreement, whereupon it shall terminate; provided that obligations incurred under this Agreement prior to such termination shall survive such termination, and the provisions of this Section 11 and Sections 12 through 20 shall survive such termination.

  (b) At such time as a Stockholder shall cease to be a Stockholder, such former Stockholder shall cease to have any rights or obligations under this Agreement (other than under Section 13 hereof in respect of the matters addressed in the proviso hereto); provided, that any such former Stockholder shall be entitled to enforce any rights (and pursue any claims in respect thereof) accruing to such former Stockholder under this Agreement prior to the time that it ceased to be a Stockholder, and such former Stockholder shall continue to be liable for all obligations incurred by such former Stockholder under this Agreement prior to the time that it ceased to be a Stockholder.

  Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  Section 13. Exclusive Jurisdiction. With respect to any suit, action or proceeding relating to this Agreement (collectively, a "Proceeding"), each party to this Agreement irrevocably:

    (i) consents and submits to the exclusive jurisdiction of the courts of the States of New York and Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware;

    (ii) waives any objection which such party may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party; and

    (iii) consents to the service of process at the address set forth for notices in Section 30 herein; provided that such manner of service of process shall not preclude the service of process in any other manner permitted under applicable law.

  Section 14. Notices. Any notice or other communication that is required or that may be given in connection with this Agreement shall be in writing and shall be delivered personally, telecopied or sent by certified, registered or express mail or by Federal Express or similar courier service, postage prepaid, and shall be deemed given when so received if delivered personally or by telecopy or, if mailed, seven (7) calendar days after the date of mailing (three (3) calendar days in the case of express mail, Federal Express or similar courier service), as follows:

      If to the Company:

      8085 South Chester Street, Suite 300
      Englewood, CO 80112
      Attention of President
      Facsimile: (303) 712-4977

      With a separate copy delivered to:

      Baker & Botts, LLP
      599 Lexington Avenue
      New York, NY 10022
      Attention of Marc A. Leaf, Esq.
      Facsimile: (212) 705-5125

      If to TSAT:

      8085 South Chester Street, Suite 300
      Englewood, CO 80112
      Attention of Kenneth G. Carroll
      Facsimile: (303) 712-4973

      With a separate copy delivered to:

      Baker & Botts, LLP
      599 Lexington Avenue
      New York, NY 10022
      Attention of Marc A. Leaf, Esq.
      Facsimile: (212) 705-5125

      If to Malone:

      Tele-Communications, Inc.
      4100 East Drycreek Road
      Littleton, CO 80122
      Attention of Stephen M. Brett, Esq.
      Facsimile: (303) 488-3245

      With a separate copy delivered to:

      Baker & Botts, LLP
      599 Lexington Avenue
      New York, NY 10022
      Attention of Elizabeth M. Markowski, Esq.
      Facsimile: (212) 705-5125

  Section 15. No Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, and, with respect to Malone, in the event of Malone's incapacity or death, his legal representative, the executor or administrator of his estate, and his heirs and beneficiaries. Except as specifically provided herein, this Agreement and the rights and obligations hereunder may not be assigned, in whole or in part. In connection with any Transfer by a Stockholder to a Permitted Transferee of such Stockholder in accordance with
Section 5, such Permitted Transferee shall, as a condition precedent to such Transfer, become a party to this Agreement (as a Stockholder) and the Stockholders Agreement (as a Specified Class B Holder), by executing and delivering to each other party to this Agreement a counterpart hereof and to each other party to the Stockholders Agreement a counterpart thereof, whereupon such Permitted Transferee shall become a party to this Agreement as a Stockholder, and shall be bound by and entitled to the benefits of this Agreement, for all purposes hereof. Upon such execution and delivery by a Permitted Transferee, such Permitted Transferee shall become a Stockholder for all purposes herein. Any purported assignment in violation of this Section 15 shall be void and unenforceable.

  Section 16. Descriptive Headings. The headings in this Agreement are for reference purposes only and do not form part of this Agreement, nor shall such headings in any way affect the meaning or interpretation of any provisions herein.

  Section 17. Severability. If any Section, sentence, subsection, term or provision in this Agreement is determined to be illegal, invalid or unconstitutional by any court, such determination shall have no effect on the validity of any other Section, sentence, subsection, term or provision herein, all of which shall remain in full force and effect for the term of this Agreement; provided, however, that the parties agree to negotiate in good faith with respect to an equitable modification of any such Section, sentence, subsection, term or provision or application thereof held to be illegal, invalid or unconstitutional so as to put each party in substantially the same position with respect to such Section, sentence, subsection, term or provision or application thereof as such party was prior to such determination. To the extent permissible under applicable law, each party to this Agreement hereby waives any provision of applicable law that would render any Section, sentence, subsection, term or provision in this Agreement invalid, illegal or unenforceable in any respect.

  Section 18. Amendments. This Agreement may not be amended except by a written instrument duly signed by each party.

  Section 19. Integration. This Agreement, the Restructuring Agreement, the Merger Agreements, the Asset Transfer Agreements, the US West Guarantee, the Reimbursement Agreements, the Stockholders Agreement, the Malone Letter, the Newhouse Voting Agreement, the Registration Rights Agreement, the Voting Agreements, the Tax Sharing Agreement, the TSAT Merger Agreement, the Drop Down Agreement and the TSAT Tempo Agreement (each as defined in the Restructuring Agreement) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

  Section 20. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed as of the day first written above.

                                          PRIMESTAR, INC., a Delaware
                                           corporation,

                                                 /s/ Kenneth G. Carroll
                                          by __________________________________
                                            Name:Kenneth G. Carroll
                                            Title:President

                                          TCI SATELLITE ENTERTAINMENT, INC.,
                                          a Delaware corporation,

                                                 /s/ Kenneth G. Carroll
                                          by __________________________________
                                            Name:Kenneth G. Carroll
                                            Title:Senior Vice President/CFO

                                                  /s/ John C. Malone
                                            ___________________________________
                                            JOHN C. MALONE

                                                                     APPENDIX E

                                   RESTATED

                         CERTIFICATE OF INCORPORATION

                                      OF

                                PRIMESTAR, INC.

  PRIMESTAR, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "GCL"), does hereby certify as follows:

    (1) The present name of the Corporation is PRIMESTAR, Inc. The Corporation was originally incorporated under the same name, and its original certificate of incorporation was filed with the office of the
  Secretary of State of the State of Delaware on [   ].

    (2) This Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the GCL and by written consent of stockholders in accordance with Section 228 of the GCL.

    (3) This Restated Certificate of Incorporation restates and integrates and further amends the certificate of incorporation of the Corporation.

    (4) The text of the certificate of incorporation of the Corporation is amended and restated so as to read in its entirety as follows:

                                   ARTICLE I

  Name. The name of the Corporation is PRIMESTAR, Inc.

                                  ARTICLE II

  Organization. The Corporation is organized pursuant to the provisions of the GCL.

                                  ARTICLE III

  Registered Office and Agent. The address of the registered office of the Corporation in the State of Delaware is the office of The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, New Castle, Delaware 19805. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

                                  ARTICLE IV

  Duration. The Corporation shall have perpetual existence.

                                   ARTICLE V

  Purpose. The purpose of the Corporation is to engage in the Satellite Television Business and/or any other lawful act or activity for which a corporation may be organized under the GCL. "Satellite Television Business" is defined herein to mean (i) any business activity that principally uses communications satellites to provide video and audio programming, information services, entertainment or other communications services to the antennas or other reception equipment of customers or subscribers of such business activity or to multiple dwelling or commercial units comprising such customers or subscribers, (ii) investments and activities related to video, audio, information and other programming services, (iii) investments and activities related to the development, design, manufacture and/or sale of electronics equipment and components related to activities and investments contemplated in clauses (i) and (ii) above and (iv) any other operations, services or activities related or ancillary to any of the foregoing.

                                  ARTICLE VI

  Capital Stock. (a) General. The total number of shares of capital stock which the Corporation shall have the authority to issue is one billion four hundred thirty million (1,430,000,000) shares. Of such shares:

    (i) eight hundred fifty million (850,000,000) shares shall be of a class of common stock designated as Class A Common Stock with a par value of $.01 per share (the "Class A Stock");

    (ii) fifty million (50,000,000) shares shall be of a class of common stock designated as Class B Common Stock with a par value of $.01 per share (the "Class B Stock");

    (iii) thirty million (30,000,000) shares shall be of a class of common stock designated as Class C Common Stock with par value of $.01 per share (the "Class C Stock");

    (iv) one hundred fifty million (150,000,000) shares shall be of a class of common stock designated as Class D Common Stock with par value of $.01 per share (the "Class D Stock"); and

    (v) three hundred fifty million (350,000,000) shares shall be of a class designated as Preferred Stock (the "Preferred Stock") issuable in series as provided in Section (c) below.

  (b) Common Stock. The Class A Stock, the Class B Stock, the Class C Stock and the Class D Stock shall together constitute the "Common Stock" of the Corporation. Except as otherwise provided in this Section (b), each share of Class A Stock, each share of Class B Stock, each share of Class C Stock and each share of Class D Stock shall be identical in all respects and shall have equal rights and privileges.

  1. Voting. Except as otherwise required by applicable law, at each annual or special meeting of stockholders and in the case of any written consent of stockholders in lieu of a meeting and for all other matters voted on by the Corporation's stockholders:

    (i) each holder of record of shares of Class A Stock on the relevant record date shall be entitled to one vote for each share of Class A Stock standing in such Person's (as defined herein) name on the stock transfer records of the Corporation;

    (ii) each holder of record of shares of Class B Stock on the relevant record date shall be entitled to ten votes for each share of Class B Stock standing in such Person's name on the stock transfer records of the Corporation;

    (iii) each holder of record of shares of Class C Stock on the relevant record date shall be entitled to ten votes for each share of Class C Stock standing in such Person's name on the stock transfer records of the Corporation; and

    (iv) each holder of record of shares of Class D Stock shall not be entitled to any votes for shares of Class D Stock standing in such Person's name on the stock transfer records of the Corporation.

  Except as otherwise required by applicable law or this Restated Certificate of Incorporation, including, without limitation, the provisions of Subsections
(b)8 and (b)9 of this Article VI, and subject to the rights of holders of any series of Preferred Stock of the Corporation that may be issued from time to time, the holders of shares of Class A Stock, the holders of shares of Class B Stock and the holders of shares of Class C Stock shall vote as a single class on all matters with respect to which a vote of the stockholders of the Corporation is required under applicable law, this Restated Certificate of Incorporation or the By-laws of the Corporation or on which a vote of stockholders is otherwise duly called for by the Corporation.

  The holders of shares of Class A Stock, Class B Stock or Class C Stock shall not be entitled to cumulative voting rights.

  Shares of Class C Stock shall only be issued to and registered in the name of the beneficial owners (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) thereof and not in "street" or "nominee" name. The Corporation may, as a condition to counting the votes cast by any holder of shares of Class C Stock at any annual or special meeting of stockholders or pursuant to any written consent of stockholders in lieu of a meeting require the furnishing of such affidavits or other proof as it may reasonably request to establish that the shares of Class C Stock held by such holder have not, pursuant to Subsection (b)7 of this Article VI, been converted.

  Shares of Class D Stock shall only be issued to and registered in the name of the beneficial owners (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) thereof and not in "street" or "nominee" name.

  2. Dividends and Distributions. Except as otherwise provided in this Subsection (b)2, and subject to the rights of the holders of shares of any series of Preferred Stock of the Corporation, holders of shares of Class A Stock, holders of shares of Class B Stock, holders of shares of Class C Stock and holders of shares of Class D Stock shall be entitled to receive equal dividends or other distributions per share, and whenever a dividend or other distribution is paid to the holders of any such class of Common Stock of the Corporation, the Corporation shall also pay to the holders of each such other class of Common Stock of the Corporation a dividend or other distribution per share equal to the dividend or other distribution per share paid to the holders of such class of Common Stock of the Corporation. Dividends and other distributions in cash, stock or property shall be payable only as and when declared by the Board of Directors of the Corporation (the "Board") from time to time out of assets or funds of the Corporation legally available therefor.

  If at any time a dividend or other distribution (collectively, a "share distribution") payable in Class A Stock, Class B Stock, Class C Stock, Class D Stock or any other securities of the Corporation or of any other corporation, partnership, limited liability company, trust or other legal entity (collectively, a "Person") is to be made with respect to the Class A Stock, Class B Stock, Class C Stock or Class D Stock, such share distribution may be declared and paid only as follows, and share distributions declared and paid as follows shall be deemed to be equal distributions for purposes of the foregoing paragraph:

    (i) a share distribution consisting of (A) shares of Class A Stock (or Convertible Securities (as defined herein) that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Stock), on an equal per share basis to holders of Class A Stock, Class B Stock and Class C Stock and (B) on an equal per share basis, shares of Class D Stock (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class D Stock) to holders of Class D Stock; provided that if Convertible Securities are so distributed with respect to any such class of Common Stock, then Convertible Securities shall be so distributed with respect to each such class of Common Stock, and the Convertible Securities so distributed shall not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions;

    (ii) a share distribution consisting of (A) shares of Class A Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Stock) to holders of Class A Stock and (B) on an equal per share basis, shares of Class B Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B Stock) to holders of Class B Stock and (C) on an equal per share basis, shares of Class C Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class C Stock) to holders of Class C Stock and (D) on an equal per share basis, shares of Class D Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class D Stock) to holders of Class D Stock; provided that if Convertible Securities are so distributed with respect to any such class of Common Stock, then Convertible Securities shall be so distributed with respect to each such class of Common Stock, and the Convertible Securities so distributed shall not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions; or

    (iii) a share distribution consisting of shares of any class or series of securities of the Corporation or any other Person other than Class A Stock, Class B Stock, Class C Stock or Class D Stock (and other than Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock), either:

      (x) on the basis of a distribution of identical securities, on an equal per share basis, to holders of Class A Stock, Class B Stock, Class C Stock and Class D Stock (provided, that holders of Class D Stock shall receive non-voting securities (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase non-voting securities)); or

      (y) on the basis of a distribution of one class or series of securities to holders of Class A Stock and, on an equal per share basis, one class or series of securities to holders of Class B Stock and, on an equal per share basis, one class or series of securities to holders of Class C Stock and, on an equal per share basis, one class or series of securities to holders of Class D Stock; provided that the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible or for which they are exchangeable or which they evidence the right to purchase) do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions; and provided, further, that (1) holders of Class A Stock receive a class or series of securities having no more than one vote per share (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase securities with no more than one vote per share), (2) holders of shares of Class D Stock receive a class or series of securities that are non-voting (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase non-voting securities (provided, that such Convertible Securities may be convertible into, exchangeable for or evidence the right to purchase voting securities with no more than one vote per share on the same terms as the Class D Stock is convertible into Class A Stock as set forth in Subsection (b)7 of this
    Article VI)), (3) holders of shares of Class B Stock receive a class or series of securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (4) below (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of Class B Stock as set forth in this Restated Certificate of Incorporation (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (4) below (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of Class B Stock as set forth in this Restated Certificate of Incorporation), and (4) holders of shares of Class C Stock receive a class or series of securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (3) above (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of Class C Stock as set forth in this Restated Certificate of Incorporation (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase securities having a number of votes per share equal to that of the class or series of securities distributed pursuant to clause (3) above (which shall in no event exceed ten votes per share) and having class voting rights identical to those for the shares of Class C Stock as set forth in this Restated Certificate of Incorporation); provided that if Convertible Securities are so distributed with respect to any such class of Common Stock, then Convertible Securities shall be so distributed with respect to each such class of Common Stock, and the Convertible Securities so distributed shall not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions.

  Any and all right, title, interest and claim to and in any dividends or other distributions declared by the Corporation, whether in cash, stock or otherwise, which remain unclaimed for a period of at least four years after the close of business on the payment date for such dividends or other distributions shall be deemed abandoned and shall terminate. Any such unclaimed dividends or other distributions in the possession of the

Corporation, its transfer agent or other agents or depositaries shall thereupon become the exclusive property of the Corporation, free and clear of any and all claims, liens, other encumbrances or any other similar third party rights.

  3. Stock Splits, Subdivisions, Combinations and Reclassifications. In the case of any split, subdivision, combination or reclassification of shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock (other than share distributions described in Subsection (b)2 of this Article VI), the shares of each other such class of Common Stock of the Corporation shall also be split, subdivided, combined or reclassified, in each case so that the numbers of shares of Class A Stock, Class B Stock, Class C Stock and Class D Stock outstanding immediately following such split, subdivision, combination or reclassification shall bear the same relationship to one another as do the numbers of shares of Class A Stock, Class B Stock, Class C Stock and Class D Stock outstanding immediately prior to such split, subdivision, combination or reclassification.

  4. Liquidation and Dissolution. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Corporation and subject to the prior payment in full of or provision for the preferential or other amounts to which any series of Preferred Stock of the Corporation outstanding at any time may be entitled, the holders of shares of Class A Stock, the holders of shares of Class B Stock, the holders of shares of Class C Stock and the holders of shares of Class D Stock shall be entitled to receive all assets and funds of the Corporation available for distribution to the holders of Common Stock of the Corporation, pro rata in accordance with the numbers of such shares held by such holders, respectively, without regard to class.

  5. Mergers. In the event of any merger, consolidation, purchase or acquisition of property or stock or other reorganization in which any consideration is to be received by the holders of shares of Class A Stock, the holders of shares of Class B Stock, the holders of shares of Class C Stock or the holders of shares of Class D Stock, the holders of each such class of Common Stock of the Corporation shall receive the same consideration on a per share basis.

  Notwithstanding the previous paragraph, if any consideration received by the holders of Class A Stock, the holders of Class B Stock, the holders of Class C Stock and the holders of Class D Stock in connection with a merger, consolidation, purchase or acquisition of property or stock or other reorganization shall consist of securities (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase other securities), and such securities (or Convertible Securities) do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions:

    (i) the holders of shares of Class B Stock and the holders of shares of Class C Stock may receive, on an equal per share basis, voting securities with up to ten times the number of votes per share as those voting securities to be received by the holders of shares of Class A Stock and with respective class voting rights corresponding to those for the shares of Class B Stock and Class C Stock as set forth in this Restated Certificate of Incorporation (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase voting securities with up to ten times the number of votes per share as those voting securities issuable upon the conversion, exchange or exercise of the Convertible Securities to be received by the holders of shares of Class A Stock and with respective class voting rights corresponding to those for the shares of Class B Stock and Class C Stock as set forth in this Restated Certificate of Incorporation); provided that the holders of shares of Class B Stock and the holders of shares of Class C Stock shall receive securities that do not differ in any respect other than differences corresponding to the differences between the Class B Stock and Class C Stock as set forth in this Restated Certificate of Incorporation; and

    (ii) the holders of shares of Class D Stock may receive non-voting securities (or non-voting Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase other non-voting securities).

  6. No Preemptive Rights. Holders of shares of Class A Stock, Class B Stock, Class C Stock or Class D Stock shall not be entitled to preemptive rights.

  7. Conversion. (i) Optional Conversion. Each share of Class B Stock shall be convertible, at the option of its holder, into one validly issued, fully paid and non-assessable share of Class A Stock at any time. At the time of any optional conversion of any shares of Class B Stock, the record holder of such shares shall deliver to the principal office of the Corporation or any transfer agent for shares of Class A Stock (x) the certificate or certificates representing such record holder's shares of Class B Stock to be converted, duly endorsed in blank or accompanied by proper instruments of transfer and
(y) written notice to the Corporation specifying the number of shares of Class B Stock to be converted into shares of Class A Stock and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the shares of Class A Stock issuable upon such conversion are to be issued and including instructions for the delivery thereof. Conversion shall be deemed to have been effected at the time when delivery is made to the Corporation of both such written notice and the certificate or certificates representing the shares of Class B Stock to be converted (or in the event of the loss or destruction of such certificate or certificates, such other documentation as the Corporation shall require for the replacement of lost or destroyed stock certificates, as set forth in the By-laws of the Corporation) or such later time as may be specified in such written notice. As of the time of conversion, each Person named in the applicable written notice to the Corporation in connection with such conversion as the Person which shall be issued a certificate representing shares of Class A Stock issued pursuant to such conversion shall be deemed to be the holder of record of the number of shares of Class A Stock to be evidenced by such certificate. Delivery of the certificates (or proper documentation of lost or destroyed certificates) and written notice as required in this paragraph to effect a conversion of shares of Class B Stock into shares of Class A Stock shall obligate the Corporation to issue such shares of Class A Stock, and thereupon the Corporation or its transfer agent shall promptly issue and deliver to the record holder of such shares stated in such written notice at the address set forth therein a certificate or certificates representing the number of shares of Class A Stock to which such record holder is entitled by reason of such conversion and shall cause such shares of Class A Stock to be registered in the name of such record holder.

  Each share of Class C Stock shall be convertible, at the option of its holder, into one validly issued, fully paid and non-assessable share of Class B Stock at any time. At the time of any optional conversion of any shares of Class C Stock, the record holder of such shares shall deliver to the principal office of the Corporation or any transfer agent for shares of Class B Stock
(x) the certificate or certificates representing such record holder's shares of Class C Stock to be converted, duly endorsed in blank or accompanied by proper instruments of transfer and (y) written notice to the Corporation specifying the number of shares of Class C Stock to be converted into shares of Class B Stock and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the shares of Class B Stock issuable upon such conversion are to be issued and including instructions for the delivery thereof. Conversion shall be deemed to have been effected at the time when delivery is made to the Corporation of both such written notice and the certificate or certificates representing the shares of Class C Stock to be converted (or in the event of the loss or destruction of such certificate or certificates, such other documentation as the Corporation shall require for the replacement of lost or destroyed stock certificates, as set forth in the By-laws of the Corporation) or such later time as may be specified in such written notice. As of the time of conversion, each Person named in the applicable written notice to the Corporation in connection with such conversion as the Person which shall be issued a certificate representing shares of Class B Stock issued pursuant to such conversion shall be deemed to be the holder of record of the number of shares of Class B Stock to be evidenced by such certificate. Delivery of the certificates (or proper documentation of lost or destroyed certificates) and written notice as required in this paragraph to effect a conversion of shares of Class C Stock into shares of Class B Stock shall obligate the Corporation to issue such shares of Class B Stock, and thereupon the Corporation or its transfer agent shall promptly issue and deliver to the record holder of such shares stated in such written notice at the address set forth therein a certificate or certificates representing the number of shares of Class B Stock to which such record holder is entitled by reason of such conversion and shall cause such shares of Class B Stock to be registered in the name of such record holder.

  Class A Stock and Class D Stock shall not be convertible at any time except, in the case of Class D Stock, as provided in paragraph (ii) of this Subsection
(b)7.

  (ii) Mandatory and Automatic Conversion. Each share of Class C Stock issued and outstanding shall, without any further act on the part of the holder thereof or the Corporation, be mandatorily and automatically converted into one share of Class B Stock upon the tenth anniversary of the Effective Date.

  Each share of Class D Stock issued and outstanding shall, without any further act on the part of the holder thereof or the Corporation, be mandatorily and automatically converted into one share of Class A Stock upon Transfer of such share to any Person other than American Sky Broadcasting LLC, a Delaware limited liability company ("ASkyB"), The News Corporation Limited, a South Australia corporation ("News Corp"), or any Affiliate (as defined herein) of ASkyB or News Corp.

  Each mandatory and automatic conversion pursuant to this paragraph (ii) shall be deemed to have been effected at the time of the event causing such conversion as set forth in this paragraph (ii). At and as of such time, the Person entitled to receive the shares of Common Stock of the Corporation issuable upon such conversion shall be treated for all purposes as the record holder of such shares, and the rights of such Person as a holder of the shares of Common Stock which shall have been mandatorily and automatically converted as provided in this paragraph (ii) shall cease and terminate at and as of such times and upon surrender to the Corporation of certificates formerly representing such shares, the Corporation shall execute and deliver, without charge to such Person, new certificates evidencing the shares of Common Stock that such surrendered certificates then represent.

  (iii) Unconverted Shares. In the event of the conversion of fewer than all of the shares of Class B Stock, Class C Stock or Class D Stock, as applicable, evidenced by a certificate surrendered to the Corporation as provided in paragraph (i) or (ii) of this Subsection (b)7, the Corporation shall execute and deliver upon the written order of the holder of such unconverted shares, without charge to such holder, a new certificate evidencing the number of shares of Common Stock of the Corporation not converted.

  (iv) Reservation. The Corporation hereby reserves and shall at all times reserve and keep available out of its authorized and unissued shares of Class A Stock and its authorized and unissued shares of Class B Stock, for purposes of effecting conversions, such number of duly authorized shares of Class A Stock and such number of duly authorized shares of Class B Stock as shall from time to time be sufficient to effect the conversion of (x) all outstanding shares of Class B Stock and Class D Stock into Class A Stock, (y) all outstanding shares of Class C Stock into Class B Stock and (z) all shares of Class B Stock issuable upon conversion of Class C Stock into Class A Stock. The Corporation covenants that all shares of Class A Stock and Class B Stock issuable upon conversion as provided for herein of any outstanding, validly issued, fully paid and non-assessable shares of Class B Stock, Class C Stock or Class D Stock, as applicable, shall, when so issued, be duly and validly issued, fully paid and non-assessable.

  8. Board of Directors. (i) Management of the Corporation. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority herein or by statute expressly conferred upon them, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Restated Certificate of Incorporation and the By-laws of the Corporation adopted by its stockholders; provided, however, that no By-laws hereafter adopted by the stockholders shall invalidate any prior act of the Board which would have been valid if such By-laws had not been adopted. The Board shall have concurrent power with the stockholders to adopt, amend, alter or repeal the By-laws of the Corporation; provided, however, that until the Class C Termination Date (as defined herein), the Board shall have no power to adopt, amend, alter or repeal the By-laws of the Corporation other than to amend or repeal the following Sections of the By-laws of the Corporation: (i) Section 1 of Article I, (ii) Sections 8, 10, 11, 12 and 13 of Article II, (iii) Sections 14 and 17 of Article III, (iv) Section 2 of Article IV, (v) Sections 11 and 12 of Article V, (vi) all Sections of Article VI, and (vii) Sections 1, 2, 3 and 4 of Article VIII.

  (ii) Number of Members; Qualification. Subject to any rights of the holders of any series of Preferred Stock of the Corporation outstanding at any time to elect additional directors to the Board, the Board shall consist of eleven members until the earlier to occur of (x) the tenth anniversary of the Effective Date and (y) the date on which the Class C Stock voting as a class shall not be entitled to elect a specified number of directors to the Board as provided in paragraph (iv) of this Subsection (b)8 (such earlier date, the "Class C Termination Date"). On and after the Class C Termination Date, the number of members constituting the entire Board shall be fixed by, or in the manner provided in, the By-laws of the Corporation. Any variation in the number of directors required herein shall take effect as of the annual stockholders' meeting for the election of the Board immediately following the event that caused such variation or any special meeting that occurs between such event and such annual meeting at which directors are to be elected; provided that the determination of the number of B Directors, C Directors and Common Directors (each, as defined herein) to be elected at any annual or special stockholders' meeting shall be made as of the record date for such meeting. Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation.

  (iii) B Directors. So long as at least 80% of the shares of Class B Stock outstanding on the Effective Date shall remain outstanding, the Class B Stock voting as a class shall be entitled to elect three directors to the Board (each, a "B Director"). So long as less than 80% but at least 60% of the shares of Class B Stock outstanding on the Effective Date shall remain outstanding, the Class B Stock voting as a class shall be entitled to elect two B Directors. So long as less than 60% but at least 40% of the shares of Class B Stock outstanding on the Effective Date shall remain outstanding, the Class B Stock voting as a class shall be entitled to elect one B Director. The right of the Class B Stock voting as a class to elect a specified number of B Directors shall terminate upon the earlier to occur of (x) the date on which less than 40% of the shares of Class B Stock outstanding on the Effective Date shall remain outstanding and (y) the Class C Termination Date. For purposes of this Subsection (b)8(iii), the number of shares of Class B Stock outstanding on the Effective Date shall be subject to adjustment as provided in Subsection
(b)10 of this Article VI.

  (iv) C Directors. So long as at least 80% of the shares of Class C Stock outstanding on the Effective Date shall remain outstanding, the Class C Stock voting as a class shall be entitled to elect the lesser of (x) six directors to the Board (each, a "C Director") and (y) the number of C Directors determined by adding the then applicable Individual C Holder Caps (as defined herein). So long as less than 80% but at least 66.7% of the shares of Class C Stock outstanding on the Effective Date shall remain outstanding, the Class C Stock voting as a class shall be entitled to elect the lesser of (x) five C Directors and (y) the number of C Directors determined by adding the then applicable Individual C Holder Caps. So long as less than 66.7% but at least 53.4% of the shares of Class C Stock outstanding on the Effective Date shall remain outstanding, the Class C Stock voting as a class shall be entitled to elect the lesser of (x) four C Directors and (y) the number of C Directors determined by adding the then applicable Individual C Holder Caps. So long as less than 53.4% but at least 40.1% of the shares of Class C Stock outstanding on the Effective Date shall remain outstanding, the Class C Stock voting as a class shall be entitled to elect the lesser of (x) three C Directors and (y) the number of C Directors determined by adding the then applicable Individual C Holder Caps. In the event that less than 40.1% of the shares of Class C Stock outstanding on the Effective Date shall remain outstanding, the Class C Stock voting as a class shall not be entitled to elect a specified number of C Directors. The "Individual C Holder Caps" as of any date of determination shall be as follows (for purposes of this definition, TWE and Newhouse (each, as defined herein) together with their respective Affiliates, shall collectively be deemed to be a single Class C Holder, and Class C Holders that are Affiliates of one another shall collectively be deemed to be a single Class C Holder): (A) three C Directors in respect of any Class C Holder that is the record holder on such date of determination of a number of shares of Class C Stock equal to 80% or more of the aggregate number of shares of Class C Stock held of record by TWE and Newhouse on the Effective Date; (B) two C Directors in respect of any Class C Holder that is the record holder on such date of determination of a number of shares of Class C Stock that is less than 80% of the aggregate number of shares of Class C Stock held of record by TWE and Newhouse on the Effective Date but greater than or equal to 160% of the number of shares of Class C Stock held of record by the Smallest C (as defined herein) on the Effective Date; and (C) one C Director in respect of any Class C Holder that is the record holder on such date of determination of a number of shares of Class C Stock that is less than 160% but greater than or equal to 80% of the number of shares of Class C Stock held of record by the Smallest C on the Effective

Date. For purposes of this Subsection (b)8(iv), the number of shares of Class C Stock outstanding on the Effective Date shall be subject to adjustment as provided in Subsection (b)10 of this Article VI.

  (v) Common Directors. The Class A Stock, the Class B Stock and the Class C Stock voting together as a single class shall be entitled to elect such number of directors to the Board (each, a "Common Director") as equals the total number of directors minus the number of B Directors and C Directors that the Class B Stock and the Class C Stock shall respectively be entitled to elect at any time as provided in paragraphs (iii) and (iv) of this Subsection (b)8. The Board shall consist exclusively of Common Directors on and after the Class C Termination Date. Unless and except to the extent that the By-laws of the Corporation shall so require, the election of Common Directors need not be by written ballot.

  (vi) Nomination of Common Directors. Prior to the Class C Termination Date, the Board's nominees for election as Common Directors shall be approved by the affirmative vote of 83% of the B Directors and the C Directors then in office. On and after the Class C Termination Date, the Board's nominees for election as Common Directors shall be approved as provided in the By-laws of the Corporation.

  (vii) Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock of the Corporation outstanding at any time, directors may be removed from office with cause (as defined herein) only upon the affirmative vote of, prior to the Class C Termination Date, the holders of record of at least 83%, and on and after the Class C Termination Date, the holders of record of at least 66 2/3%, of the total voting power of the then outstanding shares of Class A Stock, Class B Stock and Class C Stock voting together as a single class. Subject to the rights of the holders of any series of Preferred Stock of the Corporation outstanding at any time, directors may be removed from office without cause only upon the affirmative vote of (x) in the case of B Directors, the holders of record of at least 66 2/3% of the total voting power of the then outstanding Class B Stock voting separately as a class, (y) in the case of C Directors, the holders of record of at least 66 2/3% of the total voting power of the then outstanding Class C Stock voting separately as a class and (z) in the case of Common Directors, prior to the Class C Termination Date, the holders of at least 83%, and on and after the Class C Termination Date, the holders of record of at least 66 2/3%, of the total voting power of the then outstanding shares of Class A Stock, Class B Stock and Class C Stock voting together as a single class. Except as may otherwise be provided by applicable law, "cause" for removal of a director shall exist only if (A) such director has been adjudicated mentally incompetent, (B) such director has wilfully and continuously failed to substantially perform such director's duties to the Corporation (other than any such failure resulting from incapacity due to physical or mental illness) or (C) such director has wilfully engaged in gross misconduct materially and demonstrably injurious to the Corporation.

  (viii) Filling of Newly Created Directorships and Vacancies. Subject to the rights of holders of any series of Preferred Stock of the Corporation outstanding at any time, (x) any newly created directorship for a B Director or vacancy in the office of a B Director shall be filled either by (A) the affirmative vote of a majority of the remaining B Directors or of the sole remaining B Director, as the case may be, or, if the vacancy or newly created directorship has not been so filled then (B) the holders of at least a majority of the total voting power of the then outstanding Class B Stock voting separately as a class, (y) any newly created directorship for a C Director or vacancy in the office of a C Director shall be filled solely by the affirmative vote of holders of at least 66 2/3% of the total voting power of the then outstanding Class C Stock voting separately as a class and (z) any newly created directorship for a Common Director or vacancy in the office of a Common Director shall be filled solely by the affirmative vote of 83% of the B Directors and the C Directors then in office if such newly created directorship is created or such vacancy occurs prior to the Class C Termination Date or by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining Common Director, as the case may be, if such newly created directorship is created or such vacancy occurs on or after the Class C Termination Date. Any director elected pursuant to this paragraph (viii) to fill a newly created directorship or vacancy shall serve the same remaining term as that of his or her predecessor, if applicable, and until his or her successor has been elected and has qualified.

  9. Stockholder Super-Majority Voting Rights. (i) Class B and Class C Class Votes. Until the Class C Termination Date, none of the following actions may be effected by the Corporation without, in addition to any other vote required hereunder or by applicable law, the affirmative vote of the holders of record of (x) a majority of the total voting power of the then outstanding shares of Class B Stock and (y) 83% of the total voting power of the then outstanding shares of Class C Stock, in each case voting separately as a class:

    (I) the amendment, alteration or repeal of any provision of this Restated Certificate of Incorporation, other than an amendment to Article III to change the registered office or registered agent of the Corporation, and other than an amendment effected pursuant to Section 151(g) of the GCL (or any successor provision thereto);

    (II) the amendment, alteration or repeal of any provision of the By-laws of the Corporation; provided, that the Board may without stockholder approval, and the stockholders by the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding Class A Stock, Class B Stock and Class C Stock voting together as a single class may, amend or repeal the Sections of the By-laws of the Corporation listed in Subsection (b)8(i) of this Article VI;

    (III) except as otherwise provided in Section 253 of the GCL (or any successor provision thereto), the merger or consolidation of the Corporation or any of its Subsidiaries (as defined herein) with or into any Person (except the TSAT Merger (as defined herein) and except a merger between direct or indirect wholly owned subsidiaries of the Corporation or a merger between a direct or indirect wholly owned subsidiary of the Corporation and the Corporation if the Corporation is the surviving entity of such merger and there is no change in any class or series of outstanding capital stock of the Corporation nor any amendment to this Restated Certificate of Incorporation);

    (IV) (x) the disposition, directly or indirectly, by the Corporation (or by one or more direct or indirect subsidiaries thereof) by sale, merger, new issuances or otherwise, to a Person (other than the Corporation or a direct or indirect wholly owned subsidiary of the Corporation) of shares of the capital stock of one or more direct or indirect Subsidiaries of the Corporation or (y) the disposition, directly or indirectly, by the Corporation (or by one or more direct or indirect subsidiaries thereof) by sale, merger or otherwise, (other than to the Corporation or a direct or indirect wholly owned subsidiary of the Corporation) in any transaction or series of transactions outside the ordinary course of the business of the Corporation, of all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis, except for pledges, grants of security interests, security deeds, mortgages or similar encumbrances securing bona fide indebtedness;

    (V) the dissolution or liquidation of the Corporation;

    (VI) the authorization or issuance by the Corporation of shares of any series or class of capital stock, securities convertible into or exchangeable for shares of any series or class of capital stock or options, warrants or other rights to acquire capital stock or such securities, other than (A) the authorization or issuance of shares of any new or existing class of Common Stock with no more than one vote per share, (B) the authorization or issuance of shares of any series of non-convertible Preferred Stock with no more than one vote per share, (C) the authorization or issuance of any convertible Preferred Stock or other convertible or exchangeable securities that are solely convertible into or exchangeable for (x) Common Stock with no more than one vote per share and/or (y) other Preferred Stock or convertible securities of the types described in clauses
  (A) through (C) of this Subsection (b)9(i)(VI), (D) the authorization or issuance of any options, warrants or other rights to acquire securities of the types described in clauses (A) through (C) of this Subsection
  (b)9(i)(VI) and (E) the authorization or issuance of any Common Stock or Preferred Stock (including stock with more than one vote per share) pursuant to any stock split or pro rata stock dividend or share distribution, subject to the provisions of Subsections (b)2 and (b)3 of this Article VI; and

    (VII) the voluntary bankruptcy of the Corporation.

  In addition to the foregoing, (1) the amendment, alteration or repeal of any provision of the terms of the Class B Stock shall require the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding shares of Class B Stock, voting separately as a class, and the affirmative vote of the holders of record of, prior to the Class C Termination Date, 83%, and on and after the Class C Termination Date, a majority, of the total voting power of the then outstanding shares of Class C Stock, voting separately as a class and
(2) the amendment, alteration or repeal of any provision of the terms of the Class C Stock shall require the affirmative vote of the holders of record of, prior to the Class C Termination Date, 83%, and on and after the Class C Termination Date, a majority, of the total voting power of the then outstanding shares of Class C Stock, voting separately as a class. However, without the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding shares of Class B Stock, voting separately as a class, the terms of the Class C Stock shall not be amended or altered to (x) increase the number of votes per share of Class C Stock over the number of votes per share of Class B Stock, (y) provide for a preference of the Class C Stock relative to the Class B Stock as to a payment of dividends or on a liquidation or dissolution of the Corporation or (z) exempt the Class C Stock but not the Class B Stock from the provisions of Article X herein.

  (ii) Super-Majority Vote. Prior to, on and after the Class C Termination Date, none of the following actions may be effected by the Corporation without, in addition to any other vote required hereunder or by applicable law, the affirmative vote of the holders of record of at least 66 2/3% of the total voting power of the then outstanding Class A Stock, Class B Stock and Class C Stock voting together as a single class:

    (I) the amendment, alteration or repeal of any provision of this Restated Certificate of Incorporation, other than an amendment to Article III to change the registered office or registered agent of the Corporation, and other than an amendment effected pursuant to Section 151(g) of the GCL (or any successor provision thereto);

    (II) the amendment, alteration or repeal of any provision of the By-laws of the Corporation; provided, that the Board may without stockholder approval, and the stockholders by the affirmative vote of the holders of record of a majority of the total voting power of the then outstanding Class A Stock, Class B Stock and Class C Stock voting together as a single class may, amend or repeal the Sections of the By-laws of the Corporation listed in Subsection (b)8(i) of this Article VI;

    (III) except as otherwise provided in Section 253 of the GCL (or any successor provision thereto), the merger or consolidation of the Corporation or any of its Subsidiaries with or into any Person (except the TSAT Merger and except a merger between direct or indirect wholly owned subsidiaries of the Corporation or a merger between a direct or indirect wholly owned subsidiary of the Corporation and the Corporation if the Corporation is the surviving entity of such merger and there is no change in any class or series of outstanding capital stock of the Corporation nor any amendment to this Restated Certificate of Incorporation);

    (IV) (x) the disposition, directly or indirectly, by the Corporation (or by one or more direct or indirect subsidiaries thereof) by sale, merger, new issuances or otherwise, to a Person (other than the Corporation or a direct or indirect wholly owned subsidiary of the Corporation) of shares of the capital stock of one or more direct or indirect Subsidiaries of the Corporation or (y) the disposition, directly or indirectly, by the Corporation (or by one or more direct or indirect subsidiaries thereof) by sale, merger or otherwise, (other than to the Corporation or a direct or indirect wholly owned subsidiary of the Corporation) in any transaction or series of transactions outside the ordinary course of the business of the Corporation, of all or substantially all of the assets of the Corporation and its Subsidiaries on a consolidated basis, except for pledges, grants of security interests, security deeds, mortgages or similar encumbrances securing bona fide indebtedness; and

    (V) the dissolution or liquidation of the Corporation.

  10. Share Number Adjustment. All references in Subsections (b)8(iii) and b(8)(iv) of this Article VI to a number of shares of Class B Stock or Class C Stock outstanding on the Effective Date (in each case, a "Share Number") shall mean the applicable Share Number as adjusted, from time to time, on a cumulative basis, as provided in the next sentence. If after the Effective Date the Corporation (A) splits, subdivides, or combines its outstanding shares of such Class B Stock or Class C Stock into a greater or smaller number of shares, (B) issues by reclassification or recapitalization of such Class B Stock or Class C Stock any shares of capital stock of the Corporation, or (C) pays a dividend or makes a distribution on, such shares of Class B Stock or Class C Stock in shares of Class B Stock or Class C Stock (as applicable), the applicable Share Number as in effect immediately prior to such action shall be adjusted to reflect the number of such shares that would have been outstanding on the Effective Date had such action been taken on the Effective Date prior to computation of such Share Number.

  (c) Preferred Stock. Subject to the provisions herein, the Board is expressly authorized to provide for the issuance of all or any shares of Preferred Stock of the Corporation in one or more series and to fix for each series the number of shares constituting such series and such voting powers, full or limited, or no voting powers and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such series.

                                  ARTICLE VII

  Limitation on Directors' Liability; Directors' Indemnification.
(a) Limitation on Directors' Liability. To the fullest extent permitted by the GCL as it presently exists and as amended from time to time, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Section (a) shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

  (b) Directors' Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person that was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a "Proceeding"), by reason of the fact that such Person is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Person. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Section (b). Subject to the second sentence of the next paragraph, the Corporation shall be required to indemnify or make advances (pursuant to the following paragraph) to a Person in connection with a Proceeding (or part thereof) initiated by such Person only if the initiation of such Proceeding (or part thereof) was authorized by the Board.

  The Corporation shall pay the expenses (including attorneys' fees) incurred by any Person that is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, in defending any Proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by such a Person in advance of the final disposition of such Proceeding shall be made only upon receipt of an undertaking by such Person to repay all amounts advanced if it should be ultimately determined that such Person is not entitled to be indemnified under this Section (b) or otherwise. If a claim for indemnification or advancement of expenses under this Section (b) is not paid in full within sixty (60) calendar days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

  The rights conferred on any Person by this Section (b) shall not be exclusive of any other rights which such Person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, the By-laws of the Corporation, agreement, vote of stockholders or resolution of disinterested directors or otherwise. The Corporation's obligation, if any, to indemnify any Person that was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity, as applicable.

  Any amendment, modification or repeal of the foregoing provisions of this Section (b) shall not adversely affect any right or protection hereunder of any Person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

  (c) Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a Person who has ceased to be a director, officer, employee or agent of the Corporation or other Person indemnified hereunder and shall inure to the benefit of the heirs, executors and administrators of such Person.

                                 ARTICLE VIII

  Meetings of Stockholders; Books of the Corporation. (a) Meetings of Stockholders. Meetings of stockholders may be held within or without the State of Delaware as the By-laws of the Corporation may provide.

  (b) Books of the Corporation. The books of the Corporation may be kept (subject to any applicable provision contained in the GCL) within or without the State of Delaware at such place or places as may be designated from time to time by the Board or in the By-laws of the Corporation.

                                  ARTICLE IX

  Section 203 of the GCL. The Corporation shall not be governed by Section 203 of the GCL.

                                   ARTICLE X

  Restriction on Ownership. Notwithstanding any other provision in this Restated Certificate of Incorporation to the contrary, but subject to the provisions of any resolution or resolutions of the Board adopted pursuant to
Article VI creating any series of Preferred Stock of the Corporation, outstanding shares of Common Stock, Preferred Stock or any other class or series of stock of the Corporation shall always be subject to redemption by the Corporation by action of the Board, if in the judgment of the Board such action should be taken, pursuant to Section 151(b) of the GCL (or by any other applicable provision of law), to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Corporation or any Subsidiary thereof to conduct any portion of the business of the Corporation or such Subsidiary, which license or franchise is conditioned upon some or all of the holders of the Corporation's stock of any class or series possessing prescribed qualifications. The terms and conditions of such redemption shall be as follows:

    (a) the redemption price of the shares to be redeemed pursuant to this
  Article X shall be equal to the Fair Market Value (as defined herein) of such shares;

    (b) the redemption price of such shares may be paid in cash, Redemption Securities (as defined herein) or any combination thereof;

    (c) if less than all the shares held by Disqualified Holders (as defined herein) are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board;

    (d) at least thirty (30) days' written notice of the Redemption Date (as defined herein) shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by such holder), provided that the Redemption Date may be the date on which written notice shall be given to record holders if the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;

    (e) from and after the Redemption Date, any and all rights of whatever nature, which may be held by the owners of shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and they shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

    (f) such other terms and conditions as the Board shall determine.

                                  ARTICLE XI

  Reservation of Rights. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Restated Certificate of Incorporation, the By-laws of the Corporation or the laws of the State of Delaware, and all rights herein conferred upon stockholders are granted subject to such reservation.

                                  ARTICLE XII

  Definitions. The following terms used herein shall be defined as follows:

  "Affiliate" means, with respect to any Person, any other Person that directly or indirectly Controls, is under common Control with, or is Controlled by such first Person, and shall include, with respect to Newhouse and Cox, as applicable, (x) in the case of Newhouse, any Person that is a lineal descendant (including adoptees) of Meyer and Rose Newhouse, and any Person which is wholly owned, directly or indirectly, by one or more of such lineal descendants, and in the case of Cox, any Person that is a lineal descendant (including adoptees) of Governor James M. Cox, and any Person which is wholly owned, directly or indirectly, by one or more of such lineal descendants, (y) the trustee of a trust, or a custodian under the Uniform Gift to Minors Act or similar fiduciary, the primary beneficiaries of which (or primary income beneficiaries of which, in the case of a charitable remainder or similar trust) include only the respective natural Persons described in clause (x) above (provided that such trust may grant a general or special power of appointment to any such Person and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of any such Person, payable by reason of the death of such Person, as applicable), and (z) the executor, administrator, guardian or personal representative of the estate of any of the respective natural Persons described in clause (x) above. The term "affiliated" (whether or not capitalized) shall have a correlative meaning.

  "ASkyB" is defined in Subsection (b)7(ii) of Article VI herein.

  "B Director" is defined in Subsection (b)8(iii) of Article VI herein.

  "beneficial owner" is defined in Section (b)1 of Article VI herein.

  "Board" is defined in Subsection (b)2 of Article VI herein.

  "C Director" is defined in Subsection (b)8(iv) of Article VI herein.

  "cause" is defined in Subsection (b)8(vii) of Article VI herein.

  "Class A Stock" is defined in Section (a) of Article VI herein.

  "Class B Stock" is defined in Section (a) of Article VI herein.

  "Class C Holder" means any record holder of shares of Class C Stock.

  "Class C Stock" is defined in Section (a) of Article VI herein.

  "Class C Termination Date" is defined in Subsection (b)8(ii) of Article VI herein.

  "Class D Stock" is defined in Section (a) of Article VI herein.

  "Closing Price" on any day shall mean the reported last sales price regular way or, in the case no such sale is reported on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal United States registered securities exchange on which such stock is listed or, if such stock is not listed on any such exchange, the last reported sales price or bid quotation for such stock on the NASDAQ Stock Market or any other inter-dealer quotation system then in general use or, if no such prices or quotations are available, the fair market value on the day in question as determined by the Board in good faith.

  "Comcast" shall mean Comcast Corporation, a Pennsylvania corporation.

  "Common Director" is defined in Subsection (b)8(v) of Article VI herein.

  "Common Stock" is defined in Section (b) of Article VI herein.

  "Control" shall mean, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person (whether through ownership of securities, partnership interests or other ownership interests, by contract, or otherwise). The terms "Controlled", "Controlling" and similar variations shall have correlative meanings.

  "Convertible Securities" shall mean any securities of the Corporation (other than any class of Common Stock) that are convertible into, exchangeable for or evidence the right to purchase any shares of any class of Common Stock of the Corporation, whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise.

  "Corporation" is defined in the preamble hereto.

  "Cox" shall mean Cox Communications, Inc., a Delaware corporation.

  "Disqualified Holder" shall mean any holder of shares of stock of the Corporation of any class or series whose holding of such stock may result in the loss of any license or franchise from any governmental agency held by the Corporation or any Subsidiary thereof to conduct any portion of the business of the Corporation or such Subsidiary.

  "Effective Date" shall mean the date upon which this Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

  "Fair Market Value" of a share of the Corporation's stock of any class or series shall mean the average (unweighted) Closing Price (as defined herein) for such share for each of the thirty (30) most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to Article X herein; provided, however, that if shares of stock of such class or series are not traded on any securities exchange, on the NASDAQ Stock Market or in the over-the-counter market, "Fair Market Value" shall be determined by the Board in good faith; and provided that "Fair Market Value" as to any stockholder that purchased its stock within one hundred and twenty (120) days from a

Redemption Date need not (unless otherwise determined by the Board) exceed the purchase price paid by such stockholder.

  "GCL" is defined in the preamble hereto.

  "Individual C Holder Caps" is defined in Subsection (b)8(iv) of Article VI herein.

  "MediaOne" shall mean MediaOne of Delaware, Inc., a Delaware corporation.

  "Newhouse" shall mean Advance/Newhouse Partnership, a New York general partnership.

  "News Corp" is defined in Subsection (b)7(ii) of Article VI herein.

  "Person" is defined in Subsection (b)2 of Article VI herein.

  "Proceeding" is defined in Subsection (b) of Article VII herein.

  "Redemption Date" shall mean the date fixed by the Board for the redemption of any shares of stock of the Corporation pursuant to Article X herein.

  "Redemption Securities" shall mean any debt or equity securities of the Corporation, any Subsidiary thereof or any other corporation or any combination thereof, having such terms and conditions as shall be approved by the Board and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board (which may be a firm which provides other investment banking, brokerage or other services to the Corporation), has a value, at the time notice of redemption is given pursuant to Article X herein, at least equal to the Fair Market Value of the shares to be redeemed pursuant to Article X herein (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

  "Satellite Television Business" is defined in Article V herein.

  "share distribution" is defined in Subsection (b)2 of Article VI herein.

  "Smallest C" means any one of MediaOne (together with its Affiliates), Cox and Comcast, being the beneficial owner of the lowest number of outstanding shares of Class C Stock among such Persons as of the Effective Date.

  "Subsidiary" of the Corporation shall mean (i) a corporation in which the Corporation, directly or indirectly, owns capital stock having a majority of the voting power of such corporation's capital stock to elect directors under ordinary circumstances and (ii) any other Person (other than a corporation) in which the Corporation, directly or indirectly, has (x) a majority ownership interest or (y) the power to elect or direct the election of a majority of the members of the governing body of such Person.

  "Transfer" shall mean to sell, transfer, assign or otherwise dispose of, without retention of any rights.

  "TSAT Merger" shall mean the merger of TCI Satellite Entertainment, Inc., with and into the Corporation, pursuant to the Agreement and Plan of Merger dated as of February 6, 1998, between TCI Satellite Entertainment, Inc. and the Corporation.

  "TWE" shall mean Time Warner Entertainment Company, L.P., a Delaware limited partnership.

  IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of
Incorporation to be duly executed this   day of [    ], 1998.

                                          PRIMESTAR, INC., a Delaware
                                           corporation,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                                                     APPENDIX F

                                    BY-LAWS

                                      OF

                                PRIMESTAR, INC.

                    (HEREINAFTER CALLED THE "CORPORATION")

                                   ARTICLE I

                               Offices and Agent

  Section 1. Registered Office and Agent. The address of the registered office of the Corporation in the State of Delaware is the office of The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, New Castle, Delaware 19805. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

  Section 2. Other Offices. The Corporation may also have offices at other places, either within or without the State of Delaware, as the Board of Directors of the Corporation (the "Board") may from time to time determine or as the business of the Corporation shall require.

                                  ARTICLE II

                           Meetings of Stockholders

  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at any place, either within or without the State of Delaware, as shall be designated from time to time by the Board and stated in the notice of meeting or in a duly executed waiver of notice thereof. Adjournments of meetings may be held at the place at which the meeting adjourned is being held, or at any other place determined by the Board and announced at the meeting being adjourned, whether or not a quorum shall have been present at such meeting.

  Section 2. Annual Meetings. To the extent required by applicable law or the Restated Certificate of Incorporation of the Corporation, an annual meeting of the stockholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held at such time and on such date as shall be determined by the Board and stated in the notice of the meeting.

  Section 3. Special Meetings. Except as otherwise provided by applicable law or by the Restated Certificate of Incorporation of the Corporation, special meetings of the stockholders, for any purpose or purposes, shall be called only (i) upon written request of the holders of not less than a majority of the total voting power of the outstanding capital stock of the Corporation entitled to vote at such meeting or (ii) upon request of not less than 50% of the entire Board. Special meetings of the stockholders may be held at such time and place as may be stated in the notice of meeting.

  Section 4. Notice of Meetings. Written notice of stockholder meetings, stating the time, place and date, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the Chairman of the Board, the President, any Vice President, the Secretary or an Assistant Secretary to each stockholder entitled to vote at such meeting, at least ten days but not more than sixty days before the date of the meeting, unless a different period is prescribed by applicable law.

  Section 5. Quorum. Except as otherwise provided by applicable law or by the Restated Certificate of Incorporation of the Corporation, the holders of a majority in total voting power of the outstanding capital stock of the Corporation entitled to vote at a meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at any annual or special meeting of the stockholders; provided, that where a separate vote by a class or series of capital stock is required, the holders of a majority in total voting power of the outstanding capital stock of such class or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such vote on such matter. In the absence of a quorum, the Chairman of the meeting or the holders of a majority in total voting power of the capital stock entitled to vote thereat, that are present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present or represented. At such adjourned meeting, any business may be transacted which may have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a written notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting, unless a different period is prescribed by applicable law.

  Section 6. Proxies. Any stockholder entitled to vote at a meeting of the stockholders may do so in person or by proxy appointed by such stockholder or by such stockholder's attorney thereto authorized, and bearing a date not more than three years prior to such meeting, unless such instrument provides for a longer period. All proxies must be filed with the Secretary of the Corporation at the beginning of the applicable meeting in order to be counted in any vote at such meeting.

  Section 7. Voting. Except as otherwise provided by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, and except for the election of directors, any question brought before any meeting of the stockholders at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the total number of votes of the capital stock present in person or represented by proxy and entitled to vote on the applicable subject matter.

  Section 8. Organization; Order of Business. (a) At every meeting of stockholders, the Chairman of the Board, or in such person's absence, the President, or in the absence of both of them, any Vice President, shall act as Chairman of the meeting. In the absence of the Chairman of the Board, the President, and all Vice Presidents, the Board, or if the Board fails to act, the stockholders may appoint any stockholder, director or officer of the Corporation to act as Chairman of any meeting. The Secretary of the Corporation shall act as Secretary of the meeting, but in the absence of the Secretary, the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

  (b) (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at any annual meeting of the stockholders, only (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors of the Corporation or (iii) by any stockholder who is a holder of record at the time of the giving of the notice provided for in this Section 8, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 8.

  (2) For nominations or business properly to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 70 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. To be in proper written form, a stockholder's notice to the Secretary of the Corporation shall set forth in writing as to each matter the stockholder proposes to bring before the annual meeting: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and in the event that such business includes a proposal to amend the by-laws of the Corporation, the language of the proposed amendment; (iii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business; (iv) the class or series and number of shares of the Corporation which are beneficially owned by the stockholder; (v) any material interest of the stockholder in such business; (vi) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends to appear in person or by proxy at such meeting to propose such business; and (vii) if the stockholder intends to solicit proxies in support of such stockholder's proposal, a representation to that effect. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to make a nomination or present a proposal at an annual meeting and such stockholder's nominee or proposal has been included in a proxy statement that has been prepared by management of the Corporation to solicit proxies for such annual meeting; provided, however, that if such stockholder does not appear or send a qualified representative to present such nominee or proposal at such annual meeting, the Corporation need not present such nominee or proposal for a vote at such meeting notwithstanding that proxies in respect of such vote may have been received by the Corporation.

  (c) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors of the Corporation may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder who is a holder of record at the time of the giving of notice provided for in this Section 8, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 8. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors of the Corporation, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder has given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. To be in proper written form, such notice must meet the requirements of either of the last two sentences of paragraph
(b)(2) above.

  (d) Only such persons who are nominated in accordance with this Section 8 (including, for avoidance of doubt, pursuant to the last sentence of paragraph
(b)(2) above) shall be eligible to serve as directors of the Corporation and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 8 (including, for avoidance of doubt, pursuant to the last sentence of paragraph (b)(2) above). The Chairman of a meeting shall refuse to permit any business to be brought before the meeting which fails to comply with the foregoing or if a stockholder solicits proxies in support of such stockholder's nominee or proposal without such stockholder having made the representation required by clause (vii) of paragraph (b)(2) above.

  Section 9. Action by Written Consent. Except as otherwise provided by applicable law or by the Restated Certificate of Incorporation of the Corporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation entitled to vote thereon were present and voted.

  Section 10. Voting List. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder of the Corporation who is present.

  Section 11. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to the identity of the stockholders entitled to examine the stock ledger, the list required by Section 10 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

  Section 12. Record Date. In order that the Corporation may determine the stockholders entitled to (i) notice of or to vote at any meeting of the stockholders or any adjournment thereof, (ii) unless otherwise provided in the Restated Certificate of Incorporation of the Corporation, express consent to corporate action by written consent without a meeting or (iii) receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or (iv) for the purpose of any other lawful action, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall, unless otherwise required by law, not be: (a) in the case of clause (i) above, more than sixty nor less than ten days before the date of such meeting, (b) in the case of clause (ii) above, more than ten days after the date upon which the resolution fixing the record date was adopted by the Board, and (c) in the case of any other action, more than sixty days prior to such other action. If no record date is fixed: (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (b) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting (unless otherwise provided in the Restated Certificate of Incorporation of the Corporation), when no prior action by the Board is required under the General Corporation Law of the State of Delaware, as amended from time to time (the "General Corporation Law"), shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; and when prior action by the Board is required under the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board adopts the resolution taking such prior action; and (c) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

  Section 13. Inspectors of Election. The Corporation may, and at the request of any stockholder or if required by law shall, before or at each meeting of stockholders, appoint one or more inspectors of elections to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of the stockholders, the Chairman of the meeting may, and at the request of any stockholder or if required by law shall, appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of outstanding shares of capital stock of the Corporation and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of the stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

                                  ARTICLE III

                              Board of Directors

  Section 1. General Powers. The business of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority herein or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of applicable law, the Restated Certificate of Incorporation of the Corporation and these By-laws; provided, however, that no By-laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-laws had not been adopted.

  Section 2. Number of Directors. Subject to any rights of the holders of any series of Preferred Stock of the Corporation outstanding at any time to elect additional directors to the Board, the Board shall consist of eleven members, and shall be comprised of B Directors, C Directors and Common Directors (each as defined in the Restated Certificate of Incorporation of the Corporation) until the Class C Termination Date (as defined in the Restated Certificate of Incorporation of the Corporation). On and after the Class C Termination Date, the Board shall consist of not less than three members, the exact number of which shall from time to time be determined by resolution of the Board.

  Section 3. Election of Directors. (a) Capitalized terms used in this Section 3 shall have the meanings assigned in the Restated Certificate of Incorporation of the Corporation. Except as otherwise required by statute or by the Restated Certificate of Incorporation of the Corporation, (i) B Directors, if any, shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares of Class B Stock entitled to vote in the election of the B Directors; (ii) C Directors, if any, shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares of Class C Stock entitled to vote in the election of C Directors; and (iii) Common Directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares of Class A Stock, Class B Stock and Class C Stock entitled to vote in the election of the Common Directors.

  (b) Subject to the provisions of the Restated Certificate of Incorporation of the Corporation and to this Article III, each director shall serve until the next succeeding annual meeting of stockholders and until his or her respective successor has been duly elected and qualified.

  Section 4. Nomination of Common Directors. Prior to the Class C Termination Date, the Board's nominees for election as Common Directors shall be approved in accordance with Subsection (b)8(vi) of Article VI of the Restated Certificate of Incorporation of the Corporation. On and after the Class C Termination Date, the Board's nominees for election as Common Directors shall be approved by a simple majority of the Board.

  Section 5. Resignations. Any director of the Corporation may resign at any time, by giving written notice to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Such resignation shall take effect after receipt of the applicable written notice of resignation by the Board, the Chairman of the

Board, the President or the Secretary of the Corporation at the time specified in such written notice or, if no time is specified, immediately upon receipt of such written notice by the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

  Section 6. Removal of Directors. Directors may only be removed as provided in Subsection (b)8(vii) of Article VI of the Restated Certificate of Incorporation of the Corporation.

  Section 7. Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and any vacancy on the Board occurring for any other reason shall be filled in accordance with Subsection (b)8(viii) of Article VI of the Restated Certificate of Incorporation of the Corporation.

  Section 8. Chairman of the Board. The directors shall elect one of their members to be Chairman of the Board. The Chairman of the Board shall perform such duties as may from time to time be assigned by the Board. The Chairman of the Board shall be subject to the control of and may be removed from such office by the Board.

  Section 9. Annual Meetings. The Board shall meet for the election of officers and the transaction of other business as soon as practicable after each annual meeting of the stockholders, and no notice of such meeting shall be necessary in order legally to constitute the meeting, provided a quorum is present. Such meeting may be held at any other time or place specified in a notice given as hereinafter provided for regular meetings of the Board.

  Section 10. Regular Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board may be held at such time and at such place as may from time to time be determined by the Board. Notice of each regular meeting shall be furnished in writing to each member of the Board not less than five days in advance of such meeting, unless such notice requirement is waived in writing by each such member.

  Section 11. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, and shall be called by the President or the Secretary of the Corporation upon the written request of not less than a majority of the members of the Board then in office. Special meetings of the Board shall be held at such time and place as shall be designated in the notice of the meeting. The Secretary, or in his or her absence any other officer of the Corporation, shall give each director notice of the time and place of holding of special meetings of the Board by mail at least ten days before the meeting, or by facsimile, telegram, cable or personal service at least three days before the meeting, unless such notice requirement is waived in writing by each director. Unless otherwise stated in the notice thereof, any and all business shall be transacted at any meeting without specification of such business in the notice.

  Section 12. Quorum. Except as otherwise required by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, at all meetings of the Board, a majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, a majority of those present may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present. For purposes of these By-laws, "the entire Board" means the total number of directors which the Corporation would have if there were no vacancies or unfilled newly created directorships.

  Section 13. Manner of Acting. (a) Except as otherwise provided by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, and except for those matters that may be specified in the Restated Certificate of Incorporation of the Corporation as requiring stockholder approval, all matters presented to the Board (or a committee thereof) shall be approved by the affirmative vote of a majority of the directors present at any meeting of the Board (or such committee) at which there is a quorum (the foregoing is referred to herein as a "simple majority").

  (b) Except as otherwise provided by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, the Board may from time to time, by resolution of a simple majority of the Board, specify, amend, supplement, substitute, remove or add matters that may not be effected by the Corporation without the affirmative vote of a simple majority of the Board.

  Section 14. Organization. Meetings shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board, by such other person as the directors may select. The Board shall keep written minutes of its meetings. The Secretary of the Corporation shall act as Secretary of the meeting, but in the absence of the Secretary, the Chairman of the meeting may appoint any person to act as Secretary of the meeting.

  Section 15. Action by Written Consent. Unless otherwise required by the Restated Certificate of Incorporation of the Corporation or these By-laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all the members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee thereof.

  Section 16. Meetings by Means of Conference Telephone. Unless otherwise required by the Restated Certificate of Incorporation of the Corporation or these By-laws, members of the Board, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section 16 shall constitute presence in person at such meeting.

  Section 17. Compensation. The directors shall receive such compensation for attendance at any meetings of the Board and any expenses incidental to performance of their duties as the Board shall from time to time determine by resolution. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

                                  ARTICLE IV

                                  Committees

  Section 1. Constitution and Powers. Except as provided by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, the Board may, by resolution of a simple majority of its members, designate one or more committees. Except as provided in these By-laws, each committee shall consist of one or more directors of the Corporation. Except as provided by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, the Board, by a simple majority vote of its members, shall have the right from time to time to delegate to or to remove from any board committee the authority to approve any matters which would not otherwise require a higher vote than a simple majority vote of the Board. Except as required by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, for those matters that require a higher vote of the Board than a simple majority vote, the Board, by such requisite higher vote, shall have the right from time to time to delegate to or to remove from any board committee the authority to approve any such matters requiring such requisite higher vote.

  Section 2. Organization of Committees. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Each committee that may be established by the Board may fix its own rules and procedures. All committees so appointed shall keep regular minutes of the transactions of their meetings and shall be responsible to the Board for the conduct of the enterprises and affairs entrusted to them. Notice of meetings of committees, other than of regular meetings provided for by such rules, shall be given to committee members.

  Section 3. Executive Committee. The Board, by the affirmative vote of, prior to the Class C Termination Date (as defined in the Restated Certificate of Incorporation of the Corporation), all the members of the entire Board, and on and after the Class C Termination Date, a simple majority of the Board, may designate an executive committee of the Board to manage and operate the affairs of the Corporation. Except as provided by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws, such executive committee shall exercise all powers and authority of the Board in the management of the business and affairs of the Corporation; provided, however, that an executive committee shall not have the authority to approve any matters which (pursuant to applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws) require a higher vote than a simple majority vote of the Board, unless the resolution establishing such executive committee (or vesting such executive committee with such authority) states otherwise and such resolution is approved by such requisite higher vote. The executive committee shall report to the Board not less often than quarterly.

                                   ARTICLE V

                                   Officers

  Section 1. Officers. The Board shall elect a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, a Chief Financial Officer, a Treasurer and a Secretary. The Chairman of the Board and the President shall be chosen from the Board. The Board may elect from time to time such other officers as, in the opinion of the Board, are desirable for the conduct of the business of the Corporation. Any two or more offices may be held by the same person, provided, however, that the President shall not hold any other office except that of Chairman of the Board and/or Chief Executive Officer.

  Section 2. Chairman of the Board. The Chairman of the Board, if present, shall preside at all meetings of the stockholders and of the Board. The Chairman of the Board may enter into and execute in the name of the Corporation powers of attorney, contracts, bonds and other obligations which implement policies established by the Board. The Chairman of the Board shall be a senior officer of the Corporation and in case of the inability or failure of the President to perform his or her duties, the Chairman of the Board shall perform the duties of the President. In general, the Chairman of the Board shall have all authority incident to the office of Chairman of the Board and shall have such other authority and perform such other duties as may from time to time be assigned by the Board.

  Section 3. Chief Executive Officer. The Chief Executive Officer shall have supervisory authority over the business, affairs and property of the Corporation, and over the activities of the President and other executive officers of the Corporation. In general, the Chief Executive Officer shall have all authority incident to the office of Chief Executive Officer and shall have such other authority and perform such other duties as may from time to time be assigned by the Board. If the Board shall not have elected another person to such office, the President shall be the Chief Executive Officer. If so elected by the Board, the Chairman of the Board may be the Chief Executive Officer.

  Section 4. President. The President shall be the chief operating officer of the Corporation and shall have general supervision of the daily business, affairs and property of the Corporation. The President shall have the power to appoint and terminate the appointment or election of officers, agents or employees other than those appointed or elected by the Board. The President may enter into and execute in the name of the Corporation powers of attorney, contracts, bonds and other obligations which implement policies established by the Board. In general, the President shall have all authority incident to the office of President and chief operating officer and shall have such other authority and perform such other duties as may from time to time be assigned by the Board. The President shall, at the request or in the absence or disability of the Chairman of the Board or the Chief Executive Officer, perform the duties and exercise the powers of such officer.

  Section 5. Vice Presidents. The Vice Presidents shall have such powers and shall perform such duties as may from time to time be assigned to them by the Chairman of the Board, the President, the executive committee, if any, or the Board. Without limiting the generality of the foregoing, Vice Presidents may enter into and execute in the name of the Corporation contracts and other obligations pertaining to the regular course of their duties which implement policies established by the Board.

  Section 6. Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Chairman of the Board, the President, the executive committee, if any, or the Board. Without limiting the generality of the foregoing, the Chief Financial Officer may sign and execute contracts and other obligations pertaining to the regular course of his or her duties which implement policies established by the Board.

  Section 7. Treasurer. The Treasurer shall, if required by the Chairman of the Board, the President, the executive committee, if any, the Board or any other officer to whom the Treasurer reports, give a bond for the faithful discharge of duties, in such sum and with such sureties as may be so required. Unless the Board otherwise declares by resolution, the Treasurer shall have custody of, and be responsible for, all funds and securities of the Corporation; receive and give receipts for money due and payable to the Corporation from any source whatsoever; deposit all such money in the name of the Corporation in such banks, trust companies, or other depositories as the Board may designate; against proper vouchers, cause such funds to be disbursed by check or draft on the authorized depositories of the Corporation signed in such manner as shall be determined by the Board, and be responsible for the accuracy of the amounts of all funds so disbursed; regularly enter or cause to be entered in books to be kept by the Treasurer or under the Treasurer's direction, full and adequate accounts of all money received and paid by the Treasurer for the account of the Corporation; render to the Board, any duly authorized committee of directors, the Chairman of the Board, the President or any officer to whom the Treasurer reports, whenever they or any of them, respectively, shall require the Treasurer to do so, an account of the financial condition of the Corporation and of all transactions of the Treasurer; and, in general, have all authority incident to the office of Treasurer and such other authority and perform such other duties as from time to time may be assigned by the Board. Any Assistant Treasurer shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall have such other duties and have such other powers as the Board may from time to time prescribe.

  Section 8. Secretary. The Secretary shall act as Secretary of all meetings of the stockholders and of the Board; shall keep the minutes thereof in the proper book or books to be provided for that purpose; shall see that all notices required to be given by the Corporation in connection with meetings of stockholders and of the Board are duly given; shall be the custodian of the seal of the Corporation and shall affix the seal or cause it or a facsimile thereof to be affixed to all certificates for stock of the Corporation and to all documents or instruments requiring the same, the execution of which on behalf of the Corporation is duly authorized in accordance with the provisions of these By-laws; shall have charge of the stock records and also of the other books, records and papers of the Corporation relating to its organization and acts as a corporation, and shall see that the reports, statements and other documents related thereto required by law are properly kept and filed, all of which shall, at all reasonable times, be open to the examination of any director; and shall, in general, have all authority incident to the office of Secretary and such other authority and perform such other duties as from time to time may be assigned by the Board.

  Section 9. Removal. Any officer may be terminated or removed from office, either with or without cause, by the Board at any meeting thereof or by written consent, provided, however, that such removal shall be without prejudice to the contract rights, if any, of the person so removed.

  Section 10. Resignation. Any officer may resign at any time by giving written notice to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time therein specified or if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

  Section 11. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause may be filled at any time by the Board, or if such officer was appointed by the Chairman of the Board or the President, then by the Chairman of the Board or the President, as applicable.

  Section 12. Bank Accounts. In addition to such bank accounts as may be authorized in the usual manner by resolution of the Board, the Treasurer, with approval of the Chairman of the Board or the President, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as the Treasurer shall deem necessary or appropriate, provided that payments from such bank accounts are to be made upon and according to the check of the Corporation as shall be specified in the written instructions of the Treasurer or Assistant Treasurer of the Corporation with the approval of the Chairman of the Board or the President of the Corporation.

  Section 13. Voting of Stock Held. Unless otherwise provided in the Restated Certificate of Incorporation of the Corporation or directed by the Board, the Chairman of the Board and the President may from time to time personally or by an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, cast the votes which the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation, any of the stock or securities of which may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or consent in writing to any action by any such other corporation, and may instruct any person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, consents, waivers or other instruments as the Secretary may deem necessary or proper in the premises; or may attend any meeting of the holders of stock or other securities of any such other corporation and thereat vote or exercise any or all other powers of the Corporation as the holder of such stock or other securities of such other corporation.

                                  ARTICLE VI

                                 Capital Stock

  Section 1. Form of Certificates. (a) Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board, the President, the Chief Financial Officer, or any of the Vice Presidents and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation.

  (b) For each class or series of stock that the Corporation shall be authorized to issue, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent each class or series of stock, provided that, except as otherwise required by
Section 202 of the GCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder that so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

  Section 2. Signatures. Any or all signatures on the certificate may be a facsimile. In case an officer, transfer agent or registrar that has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

  Section 3. Lost Certificates. The Board may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to advertise the same in such manner as the Board shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation and its transfer agents and registrars with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

  Section 4. Transfers. Except as otherwise prescribed by applicable law or by the Restated Certificate of Incorporation of the Corporation, stock of the Corporation shall be transferable in the manner prescribed in these By-laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's duly authorized attorney appointed by a power of attorney duly executed and filed with the Secretary of the Corporation or a transfer agent of the Corporation, and upon surrender of the certificate or certificates for such stock properly endorsed. Every certificate exchanged, returned or surrendered shall be marked "Canceled," with the date of cancelation, by the Secretary or an Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation, its stockholders or creditors for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

  Section 5. Transfer Agent and Registrar. The Board may appoint one or more transfer agents and one or more registrars and may require all certificates for shares to bear the manual or facsimile signature or signatures of any of them.

  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

  Section 7. Regulations. Except as otherwise provided by applicable law or in the Restated Certificate of Incorporation of the Corporation, the Board shall have the power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, registration, cancelation and replacement of certificates representing stock of the Corporation.

  Section 8. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions in the Restated Certificate of Incorporation of the Corporation, may be declared by the Board at any regular or special meeting, and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

                                  ARTICLE VII

                                Indemnification

  Section 1. Directors' Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person that was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such proceeding or any claim made in connection therewith. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Section 1 of Article VII. Subject to the second sentence of the next paragraph, the Corporation shall be required to indemnify or make advances to a person in connection with a Proceeding (or part thereof) initiated by such person only if the initiation of such Proceeding (or part thereof) was authorized by the Board.

  The Corporation shall pay the expenses (including attorneys' fees) incurred by any person that is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, in defending any Proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by such a person in defending any Proceeding in advance of its final disposition shall be made only upon receipt of an undertaking by such person to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified under this Section 1 of Article VII or otherwise. If a claim for indemnification or payment of expenses under this Section 1 of
Article VII is not paid in full within sixty (60) calendar days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

  The rights conferred on any person by this Section 1 of Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, the Restated Certificate of Incorporation, these By-laws, agreement, vote of stockholders or resolution of disinterested directors or otherwise. The Corporation's obligation, if any, to indemnify any person that was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by an amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity, as applicable.

  Any amendment, modification or repeal of the foregoing provisions of this
Section 1 of Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

  Section 2. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation or other person indemnified hereunder and shall inure to the benefit of the heirs, executors and administrators of such person.

                                 ARTICLE VIII

                              General Provisions

  Section 1. Books and Records. The books and record of the Corporation may be kept at such places within or without the State of Delaware as the Board may from time to time determine.

  Section 2. Seal. The Board shall approve a corporate seal which shall be in the form of a circle and shall bear the name of the Corporation, the year of its incorporation and the word "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

  Section 3. Fiscal Year. The fiscal year of the Corporation shall be determined and may be changed by resolution of the Board.

  Section 4. Notices and Waivers Thereof. (a) Whenever written notice is required by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws to be given to any director, member of a committee or stockholder, such notice may be given personally, or by mail, or in the case of directors or officers, by facsimile transmission, addressed to such address as appears on the books of the Corporation. Any notice given by facsimile transmission shall be deemed to have been given upon confirmation of receipt by the addressee.

  (b) Whenever any notice is required by applicable law, the Restated Certificate of Incorporation of the Corporation, or these By-laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors needs to be specified in any written waiver of notice unless so required by applicable law, the Restated Certificate of Incorporation of the Corporation or these By-laws.

  Section 5. Amendments. (a) Subject to paragraph (b) of this Section 5, prior to the Class C Termination Date, these By-laws or any provision herein may be amended, altered or repealed only by the stockholders and as provided in the Restated Certificate of Incorporation of the Corporation.

  (b) Notwithstanding paragraph (a) above, the following provisions of these By-laws may be amended, altered or repealed by the Board by the affirmative vote of a simple majority of the Board: (i) Section 1 of Article I, (ii) Sections 8, 10, 11, 12 and 13 of Article II, (iii) Sections 14 and 17 of
Article III, (iv) Section 2 of Article IV, (v) Sections 11 and 12 of Article V, (vi) all Sections of Article VI, and (vii) Sections 1, 2, 3, and 4 of
Article VIII.

  (c) On and after the Class C Termination Date, these By-laws or any provisions herein may be amended, altered or repealed by (i) the Board by the affirmative vote of not less than 75% of the members of the Board then in office (but in no event less than a simple majority of the Board) or (ii) subject to the rights of the holders of any series of preferred stock, the stockholders by the affirmative vote of holders of record representing at least 66 2/3% of the total voting power of the capital stock of the Corporation then outstanding.

  Section 6. Saving Clause. These By-laws are subject to the provisions of the Restated Certificate of Incorporation of the Corporation and applicable law. If any provision of these By-laws is inconsistent with the Restated Certificate of Incorporation of the Corporation or the General Corporation Law, such provision shall be invalid only to the extent of such conflict, and such conflict shall not affect the validity of any other provision of these By-laws.

                                                                      APPENDIX G
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             STOCKHOLDERS AGREEMENT

                           DATED AS OF [      ] 1998,

                                     AMONG

                                PRIMESTAR, INC.

                       TCI SATELLITE ENTERTAINMENT, INC.

                    TIME WARNER ENTERTAINMENT COMPANY, L.P.

                          ADVANCE/NEWHOUSE PARTNERSHIP

                              COMCAST CORPORATION

                            COX COMMUNICATIONS, INC.

                           MEDIAONE OF DELAWARE, INC.

                      CONTINENTAL SATELLITE COMPANY, INC.

                 CONTINENTAL SATELLITE COMPANY OF CHICAGO, INC.

                CONTINENTAL SATELLITE COMPANY OF MINNESOTA, INC.

               CONTINENTAL SATELLITE COMPANY OF NEW ENGLAND, INC.

                  CONTINENTAL SATELLITE COMPANY OF OHIO, INC.

                CONTINENTAL SATELLITE COMPANY OF MICHIGAN, INC.

                CONTINENTAL SATELLITE COMPANY OF VIRGINIA, INC.

                          MEDIAONE SATELLITE II, INC.

                        GE AMERICAN COMMUNICATIONS, INC.

                                 JOHN C. MALONE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 Section  1. Definitions .................................................    1
 Section  2. Terms and Usage Generally ...................................    9
 Section  3. Agreement to Vote and Not to Transfer or Convert.............    9
 Section  4. Super-Majority Voting Agreement..............................   10
 Section  5. Stockholder Meetings and Actions by Written Consent..........   10
 Section  6. Grant of Irrevocable Proxy...................................   10
 Section  7. Nomination of C Directors....................................   11
 Section  8. Nomination of B Directors....................................   11
 Section  9. Nomination of Common Directors...............................   11
 Section 10. Removal of Directors.........................................   12
 Section 11. Filling of Vacancies.........................................   12
 Section 12. Restrictions on Conversion...................................   12
 Section 13. Restrictions on Transfer.....................................   12
 Section 14. Stop Transfer................................................   14
 Section 15. Legend.......................................................   15
 Section 16. Mandatory Transfers..........................................   15
 Section 17. Right of First Refusal for Class B Stock.....................   16
 Section 18. Right of First Refusal for Class C Stock.....................   19
 Section 19. Claw Back Rights.............................................   23
 Section 20. Closing Mechanics; Agreement to Cooperate....................   24
 Section 21. Initial Board Resolution.....................................   24
 Section 22. Representations and Warranties...............................   24
 Section 23. No Other Voting Agreements...................................   25
 Section 24. Events of Default............................................   25
 Section 25. Remedies; Specific Performance...............................   25
 Section 26. Covenants of the Company.....................................   26
 Section 27. Term; Parties in Interest; Liability.........................   27
 Section 28. Governing Law................................................   27
 Section 29. Exclusive Jurisdiction.......................................   27
 Section 30. Notices......................................................   27
 Section 31. No Assignment................................................   30
 Section 32. Descriptive Headings.........................................   30
 Section 33. Severability.................................................   30
 Section 34. Amendments...................................................   31
 Section 35. Share Number Adjustment......................................   31
 Section 36. Integration..................................................   31
 Section 37. Counterparts.................................................   31

                                     G-(i)

  STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of [     ], among
PRIMESTAR, INC., a Delaware corporation (the "Company"), TCI SATELLITE ENTERTAINMENT, INC. ("TSAT"), TIME WARNER ENTERTAINMENT COMPANY, L.P., a Delaware limited partnership ("TWE"), ADVANCE/NEWHOUSE PARTNERSHIP, a New York general partnership ("Newhouse"), COMCAST CORPORATION, a Pennsylvania corporation ("Comcast"), COX COMMUNICATIONS, INC., a Delaware corporation ("Cox"), MEDIAONE OF DELAWARE, INC., a Delaware corporation ("MediaOne"), CONTINENTAL SATELLITE COMPANY, INC., a Massachusetts corporation, CONTINENTAL SATELLITE COMPANY OF CHICAGO, INC., an Illinois corporation, CONTINENTAL SATELLITE COMPANY OF MINNESOTA, INC., a Minnesota corporation, CONTINENTAL SATELLITE COMPANY OF NEW ENGLAND, INC., a New Hampshire corporation, CONTINENTAL SATELLITE COMPANY OF MICHIGAN, INC., a Michigan corporation, CONTINENTAL SATELLITE COMPANY OF OHIO, INC., an Ohio corporation, CONTINENTAL SATELLITE COMPANY OF VIRGINIA, INC., a Virginia corporation, MEDIAONE SATELLITE II, INC., a Delaware corporation, GE AMERICAN COMMUNICATIONS, INC., a Delaware corporation ("GE"), and JOHN C. MALONE ("Malone").

  WHEREAS, each of TSAT, TWE, Newhouse, Comcast, Cox, MediaOne, GE, TSAT and the Company are parties to a Merger and Contribution Agreement, dated as of February 6, 1998 (the "Restructuring Agreement"), pursuant to which the Restructuring Transaction (as defined therein) will be consummated by the parties or their respective affiliates; and

  WHEREAS, Malone is currently a stockholder of TSAT; and

  WHEREAS, pursuant to the Restructuring Transaction, the Company has agreed to issue to each of TSAT, TWE, Newhouse, Comcast, Cox, MediaOne and GE (or their respective Affiliates) the shares of Common Stock of the Company listed opposite each such Stockholder's name on Exhibit A hereto (the "Shares"); and

  WHEREAS, in connection with the Restructuring Transaction and as a condition thereof, the parties to this Agreement desire to enter into the arrangements set forth in this Agreement regarding the voting, conversion and future dispositions of shares of capital stock of the Company beneficially owned by the Stockholders from time to time.

  NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

  Section 1. Definitions. The following terms used herein shall have the following definitions:

  "Acquiring Class C Holder" is defined in Section 17(b)(ii).

  "Acquiring Specified Class B Holder" is defined in Section 17(b)(i).

  "Acquiring Stockholder" means any Stockholder acquiring shares of Common Stock pursuant to Sections 16, 17, 18 or 19 of this Agreement, as applicable.

  "Affiliate" means, with respect to any Person, any other Person that directly or indirectly Controls, is under common Control with, or is Controlled by such first Person, and shall include, with respect to Newhouse and Cox, as applicable, (x) in the case of Newhouse, any Person that is a lineal descendant (including adoptees) of Meyer and Rose Newhouse, and any Person which is wholly owned, directly or indirectly, by one or more of such lineal descendants, and in the case of Cox, any Person that is a lineal descendant (including adoptees) of Governor James M. Cox, and any Person which is wholly owned, directly or indirectly, by one or more of such lineal descendants, (y) the trustee of a trust, or a custodian under the Uniform Gift to Minors Act or similar fiduciary, the primary beneficiaries of which (or primary income beneficiaries of which, in the case of a charitable remainder or similar trust) include only the respective natural Persons described in clause (x) above (provided that such trust may grant a general or special power of appointment to any such Person and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of any such Person, payable by reason of the death of such Person, as applicable), and (z) the executor, administrator, guardian or personal representative of the estate of any of the respective natural Persons described in clause (x) above. The term "affiliated" (whether or not capitalized) shall have a correlative meaning. Anything contained herein to the contrary notwithstanding, the Estate of Bob Magness shall not be deemed to be an Affiliate of Malone for purposes of this Agreement.

  "Agreement" is defined in the preamble hereto.

  "Ancillary Investment" is defined in Section 26.

  "B Director" is defined in the Charter.

  "B Offered Terms" is defined in Section 17(a).

  "beneficially own" (and beneficial ownership, owned beneficially and other correlative terms) is defined in Rule 13d-3 promulgated under the Exchange Act.

  "Board" is defined in Section 3(a).

  "Business Day" means a day of the year on which banks are not required or authorized to remain closed in the State of New York.

  "By-laws" means the By-laws of the Company, as in effect from time to time.

  "Cable Sale" means, with respect to any Class C Holder, the sale, contribution or assignment to a single Person of all or substantially all of such Class C Holder's cable systems.

  "Cable Sale Call Right" is defined in Section 16(b).

  "Cable Sale Interest" is defined in Section 16(b).

  "Cable Seller" is defined in Section 16(b).

  "Cash Equivalent" means (i) with respect to Cash Instruments, the face amount thereof, (ii) with respect to Marketable Securities, the Current Market Price thereof (determined as if the reference in the definition thereof to "Class A Stock or Class B Stock" were a reference to the applicable Marketable Security) on the date of the applicable Transfer Notice, and (iii) with respect to any other assets or property, the price at which a willing seller would sell and a willing buyer would buy, such assets or property, having full knowledge of the facts, and assuming each party acts on an arm's length basis with the expectation of concluding the purchase and sale within a reasonable time period, as determined by the Board in good faith.

  "Cash Instruments" means (i) marketable direct obligations issued or unconditionally guaranteed by the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof,
(ii) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year from the date of acquisition thereof and, at the time of acquisition, having the highest rating obtainable from any of Standard & Poor's Corporation, Moody's Investors Service, Inc. or Duff & Phelps Credit Rating Co. or (iii) commercial paper maturing not more than one year from the date of issuance thereof and, at the time of acquisition, having the highest rating obtainable from any of Standard & Poor's Corporation, Moody's Investors Service, Inc. or Duff & Phelps Credit Rating Co.

  "C Director" is defined in the Charter.

  "C Offered Terms" is defined in Section 18(a).

  "Charter" means the Restated Certificate of Incorporation of the Company, as amended or restated from time to time.

  "Class A Stock" means Class A Common Stock, par value $.01 per share, of the Company with one vote per share.

  "Class B Options" means any options, warrants or other rights (other than Convertible Securities and other than shares of Class C Stock), however denominated, to subscribe for, purchase or otherwise acquire any shares of Class B Stock or Convertible B Securities, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or specified event or the satisfaction or failure to satisfy any condition or the happening or failure to happen of any other contingency.

  "Class B Stock" means Class B Common Stock, par value $.01 per share, of the Company with ten votes per share.

  "Class C Holder" means (i) each of TWE, Newhouse, Comcast, Cox, MediaOne and each of the MediaOne Transferors, in each case for so long as it holds of record or beneficially owns or has voting control of any Covered C Securities (or has an Affiliate holding Covered C Securities pursuant to clause (D) of Section 13(b)) and (ii) each Permitted C Transferee that acquires record or beneficial ownership or voting control of any Covered C Securities from a Class C Holder, for as long as such Permitted C Transferee holds of record, beneficially owns or has voting control of any Covered C Securities; provided that such Permitted C Transferee shall have complied with Section 31; and provided, further, that if such Permitted C Transferee became such pursuant to clause (D) of Section 13(b), then upon compliance with the right of first refusal process as set forth in such clause (D), such Permitted C Transferee shall cease to be a Class C Holder (and shall cease to be a Stockholder).

  "Class C Options" means any options, warrants or other rights (except Convertible Securities), however denominated, to subscribe for, purchase or otherwise acquire any shares of Class C Stock or Convertible C Securities, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or specified event or the satisfaction or failure to satisfy any condition or the happening or failure to happen of any other contingency.

  "Class C Stock" means Class C Common Stock, par value $.01 per share, of the Company with ten votes per share.

  "Class C Termination Date" is defined in the Charter.

  "Class C Transferor" is defined in Section 18(a).

  "Claw Back Offer" is defined in Section 19(a).

  "Comcast" is defined in the preamble hereto.

  "Common Director" is defined in the Charter.

  "Common Director Voting Power" is defined in Section 19(a).

  "Common Stock" means the Class A Stock, Class B Stock and Class C Stock of the Company, and any other class of common stock of the Company that may hereafter be authorized and issued.

  "Company" is defined in the preamble hereto.

  "Control" means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person (whether through ownership of securities, partnership interests or other ownership interest, by contract, or otherwise). The terms "Controlled," "Controlling" and similar variations shall have correlative meanings.

  "Convertible B Securities" means evidences of indebtedness, shares of stock or other securities or obligations (other than shares of Class C Stock) that are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for any shares of Class B Stock, either immediately or upon the occurrence of a specified date or a specified event, the satisfaction of or failure to satisfy any condition or the happening or failure to happen of any other contingency.

  "Convertible C Securities" means evidences of indebtedness, shares of stock or other securities or obligations that are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for any shares of Class C Stock, either immediately or upon the occurrence of a specified date or a specified event, the satisfaction of or failure to satisfy any condition or the happening or failure to happen of any other contingency.

  "Convertible Securities" means Convertible B Securities and Convertible C Securities, as applicable.

  "Covered B Securities" means:

    (i) any and all shares of Class B Stock, Convertible B Securities and Class B Options;

    (ii) any and all shares of Class A Stock issued to any Specified Class B Holder upon conversion of shares of Class B Stock which are Covered B Securities;

    (iii) any securities of the Company or any other Person issued in exchange for (including pursuant to a merger, consolidation or other business combination), or as a dividend on, or pursuant to the split, subdivision, combination, reclassification or recapitalization of, any Covered B Securities; and

    (iv) any securities of the Company or any other Person that are distributed on any Covered B Securities and any securities which shall result from the conversion or exchange of any such distributed securities;

provided, that the term "Covered B Securities" shall not include securities of the Company acquired by a Specified Class B Holder after the Effective Date from any Person other than the Company, a Specified Class B Holder, a Class C Holder or GE.

  "Covered C Securities" means:

    (i) any and all shares of Class C Stock, Convertible C Securities and Class C Options;

    (ii) any securities of the Company or any other Person issued in exchange for (including pursuant to a merger, consolidation or other business combination), or as a dividend on, or pursuant to the split, subdivision, combination, reclassification or recapitalization of, any Covered C Securities; and

    (iii) any securities of the Company or any other Person that are distributed on any Covered C Securities and any securities which shall result from the conversion or exchange of any such distributed securities;

provided, that the term "Covered C Securities" shall not include (x) shares of Class B Stock (or other securities of the Company or any other Person) issuable on conversion of shares of Class C Stock (so long as such conversion was not effected in violation of Section 12) or (y) securities of the Company acquired by a Class C Holder after the Effective Date from any Person other than the Company, a Specified Class B Holder, a Class C Holder or GE; and provided, further, that if securities are issued in exchange for (including pursuant to a merger, consolidation or other business combination), or are issued as a dividend on, or are issued pursuant to the split, subdivision, combination, reclassification or recapitalization of, shares of Class C Stock, and such issued securities (the "underlying securities") are convertible into or exchangeable for other securities (the "convert securities"), then if the convert securities bear a relationship to the underlying securities that is akin to the relationship that the Class B Stock bears to the Class C Stock, the convert securities shall not be "Covered C Securities" (so long as the conversion of the underlying securities is not effected in violation of Section 12, assuming for purposes of this clause that references to "Class C Stock" therein were references to such underlying securities and references to "Class B Stock" therein were references to such convert securities).

  "Covered Securities" means Covered B Securities, Covered C Securities and GE Shares, as applicable.

  "Cox" is defined in the preamble hereto.

  "Current Market Price" means, with respect to shares of Class A Stock or Class B Stock as of any date, (a) prior to an initial public offering of the Company (or the TSAT Merger), the fair market value on the day in question as determined by the Board in good faith and (b) following an initial public offering of the Company (or the TSAT Merger), the average of the daily closing prices for shares of such class for the 30 consecutive trading days ending on the trading day immediately before the day in question. The closing price for each day shall mean the reported last sales price regular way or, in the case no such sale is reported on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal United States registered securities exchange on which such shares are listed, or if not listed on any such exchange, the last reported sales price or bid quotation on the NASDAQ Stock Market or any other inter-dealer quotation system then in general use or, if no such prices or quotations are available, the fair market value on the day in question as determined by the Board in good faith. The Current Market Price of a share of Class C Stock on any date shall be equal to the Current Market Price of a share of Class B Stock on such date, for all purposes of this Agreement.

  "Cut-Off Amount" shall mean 80% of the aggregate number of the outstanding shares of Class C Stock held of record by any two of MediaOne (together with its Affiliates), Cox and Comcast as of the Effective Date, respectively, being the record holders of the highest and lowest number of outstanding shares of Class C Stock among such Persons as of the Effective Date.

  "Cut-Off Holder" is defined in Section 4.

  "Defaulting Party" is defined in Section 24.

  "Effective Date" is defined in the Charter.

  "Event of Default" is defined in Section 24.

  "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

  "Exempt Transfer" means any Transfer that falls within any one of the following clauses: (i) An exchange or conversion of Covered Securities which occurs by operation of law in connection with a merger or consolidation of the Company with or into another corporation, or a recapitalization, reclassification or similar event that has been duly authorized and approved by the required vote of the Board and the stockholders of the Company pursuant to the Charter and applicable law; (ii) any surrender by a Stockholder to the Company of Covered Securities upon redemption by the Company of such Covered Securities pursuant to any right or obligation under the express terms of such Covered Securities that is made on a proportionate basis from all holders of such Covered Securities and is not at the option of such Stockholder; or (iii) any Permitted Pledge.

  "Exercise Notice" is defined in Section 17(b).

  "Fast-Track Sale" means that, as of the date of the applicable Transfer Notice, a Specified Class B Transferor or Class C Transferor, as the case may be, has a bona fide intention to sell its Transferred B Interest or Transferred C Interest, as applicable, pursuant to a Public Sale to be consummated within ninety (90) calendar days from the date of such Transfer Notice.

  "GCL" means the General Corporation Law of the State of Delaware, as amended.

  "GE" means (i) GE American Communications, Inc. and (ii) each Permitted B Transferee of GE that acquires record or beneficial ownership or voting control of any GE Shares for so long as such Permitted B Transferee holds of record, beneficially owns or has voting control of any GE Shares; provided that such Permitted B Transferee shall have complied with Section 31.

  "GE Shares" means:

    (i) all shares of Class A Stock and Class B Stock, record or beneficial ownership of which shall be acquired by GE after the Effective Date pursuant to the rights of first refusal set forth in Sections 17 and 18;

    (ii) any securities of the Company or any other Person issued in exchange for (including pursuant to a merger, consolidation or other business combination), or as a dividend on, or pursuant to the split, subdivision, combination, reclassification or recapitalization of, any GE Shares; and

    (iii) any securities of the Company or any other Person that are distributed on any GE Shares and any securities which shall result from the conversion or exchange of any such distributed securities;

provided, that the term "GE Shares" shall not include securities of the Company acquired by GE after the Effective Date from any Person other than the Company, a Specified Class B Holder, a Class C Holder or GE.

  "High Vote Offered Interest" is defined in Section 19(a).

  "High Voting Holder" is defined in Section 19(a).

  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

  "Individual C Holder Caps" is defined in the Charter.

  "Majority Specified Class B Holders" is defined in Section 8.

  "Malone" is defined in the preamble hereto.

  "Malone Family Foundation" means the Malone Family Foundation, a Colorado non-profit corporation.

  "Marketable Securities" means securities that are (i)(A) securities of or other interests in any Person that are traded on a U.S. national securities exchange or reported on by the National Association of Securities Dealers Automated Quotation System or (B) debt securities on market terms of any issuer that has debt or equity securities that are so traded or so reported on and in which securities a U.S. nationally recognized securities firm has agreed to make a market and (ii) not subject to restrictions on Transfer as a result of any applicable contractual provisions or the provisions of the Securities Act (or, if subject to such restrictions under such Act, are also subject to registration rights on customary terms).

  "MediaOne" is defined in the preamble hereto.

  "MediaOne Transferors" means each of (i) Continental Satellite Company, Inc., (ii) Continental Satellite Company of Chicago, Inc., (iii) Continental Satellite Company of Minnesota, Inc., (iv) Continental Satellite Company of New England, Inc., (v) Continental Satellite Company of Michigan, Inc., (vi) Continental Satellite Company of Ohio, Inc., (vii) Continental Satellite Company of Virginia, Inc. and (viii) MediaOne Satellite II, Inc.

  "Newhouse" is defined in the preamble hereto.

  "Newhouse Voting Agreement" means the Voting Agreement between TWE and Newhouse in substantially the form of Exhibit E to the Restructuring Agreement.

  "Options" means Class B Options and Class C Options, as applicable.

  "Permitted B Transferee" is defined in Section 13(a).

  "Permitted C Transferee" is defined in Section 13(b).

  "Permitted Pledge" means a bona fide pledge of Covered Securities by a Stockholder to a financial institution to secure bona fide recourse borrowings permitted by applicable law, provided, that (i) such Stockholder notifies each other Stockholder and the Company of such Stockholder's intention to pledge such Covered Securities at least 10 days prior thereto (such notice to contain a full description of the terms of such pledge), (ii) such Stockholder retains the sole right to vote such pledged Covered Securities and (iii) the holder (or holders) of the pledge (the "pledgee") agrees in writing in advance with such Stockholder (in an agreement which shall expressly provide that each other Stockholder is a third-party beneficiary thereof, entitled to enforce such agreement directly against the pledgee, and which shall expressly provide that it shall not be modified without the prior written consent of each other Stockholder) that (A) the pledgee will notify each Stockholder in writing at least 60 days prior to any Transfer of such pledged Covered Securities pursuant to such pledge (by foreclosure, by operation of law or otherwise),
(B) that any such Transfer shall first be subject to the rights of first refusal pursuant to Sections 17 and 18 of this Agreement (as applicable), with the B Offered Terms or C Offered Terms (as applicable) being a Fast-Track Sale and (C) that if any such right of first refusal pursuant to Section 17 or 18 of this Agreement is exercised, the pledgee shall release its lien on such pledged Covered Securities (regardless of whether the purchase price is sufficient to discharge the debt secured by the pledge) upon payment of the purchase price therefor by the purchasing Stockholder or Stockholders directly to the Pledgee for application to the indebtedness secured by such lien (it being agreed that each Stockholder who pledges any Covered Securities hereby authorizes payment in such manner).

  "Permitted Transferee" means a Permitted B Transferee or a Permitted C Transferee, as applicable.

  "Permitted TWE Transfer" means a Transfer by TWE to Newhouse of a number of shares of Class C Stock not to exceed the number of shares of Class C Stock attributable to 30,000 Primestar subscribers (based upon the valuation methodology set forth in the Restructuring Agreement), in accordance with the letter dated October 27, 1997 from Newhouse to TWE.

  "Person" means any individual, corporation, limited liability company, general or limited partnership, joint venture, association, joint stock company, trust or unincorporated business or organization.

  "Proceeding" is defined in Section 29.

  "Public Sale" means a sale of a Transferred B Interest or Transferred C Interest, as applicable, pursuant to (i) a registered offering under an already effective registration statement pursuant to the Securities Act or a registration statement to be filed pursuant to the exercise of a demand or piggyback registration right by the applicable Specified Class B Transferor or Class C Transferor, as applicable, or (ii) Rule 144 promulgated under the Securities Act, in each case provided that such sale is not being undertaken as a result of an offer to buy, a bid or a request, invitation or solicitation to sell made by any Person (other than an investment banker seeking to act as an underwriter of a publicly distributed offering of such Transferred B Interest or Transferred C Interest, as applicable).

  "Restructuring Agreement" is defined in the preamble hereto.

  "Restructuring Transaction" is defined in the Restructuring Agreement.

  "Satellite Television Business" is defined in the Charter.

  "SEC" means the United States Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

  "Shares" is defined in the preamble hereto.

  "Smallest C" means any one of MediaOne (together with its Affiliates), Cox and Comcast, being the record holder of the lowest number of outstanding shares of Class C Stock among such Persons as of the Effective Date.

  "Specified Class B Holder" means (i) TSAT for so long as it holds of record or beneficially owns or has voting control of any Covered B Securities (or has an Affiliate holding Covered B Securities pursuant to clause (C) of Section 13(a)), (ii) Malone, during the term of the TSAT Merger Agreement, and thereafter if, when and for so long as he holds of record or beneficially owns or has voting control of any Covered B Securities (or has an Affiliate holding Covered B Securities pursuant to clause (C) of Section 13(a)) and (iii) each Permitted B Transferee that acquires record or beneficial ownership or voting control of any Covered B Securities from a Specified Class B Holder, a Class C Holder or, with respect to the GE Shares, GE, for as long as such Permitted B Transferee holds of record, beneficially owns or has voting control of any Covered B Securities; provided that such Permitted B Transferee shall have complied with Section 31; and provided, further, that if such Permitted B Transferee became such pursuant to clause (C) of Section 13(a), then upon compliance with the right of first refusal process as set forth in such clause
(C), such Permitted B Transferee shall cease to be a Specified Class B Holder (and shall cease to be a Stockholder).

  "Specified Class B Transferor" is defined in Section 17(a).

  "Spin-Off " means, with respect to any Class C Holder, any transaction pursuant to which all or substantially all ownership interests in a wholly owned subsidiary (the "Spin-Off Entity") of such Class C Holder (i) are offered or distributed on a pro rata basis to all or substantially all of the common stockholders (and any other security holders) of such Class C Holder pursuant to a stock dividend or other distribution, an offering of rights, warrants or securities or a similar transaction entitling such stockholders to acquire or subscribe for such ownership interests, a spin-off, a split-up, a split-off, an exchange offer or similar transaction and/or (ii) are offered pursuant to an initial public offering made on a widely distributed basis.

  "Stockholder" means each Specified Class B Holder, each Class C Holder, and
GE.

  "Tender Offer" means a tender offer or exchange offer for shares of any class of Common Stock of the Company on Schedule 14d-1 promulgated under the Exchange Act.

  "Transfer" means, directly or indirectly, (i) to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by merger or otherwise by operation of law), or enter into any contract, option, or other arrangement or understanding (other than this Agreement and the Newhouse Voting Agreement) with respect to or consent to the offer for sale, sell, transfer, tender, pledge, encumbrance, assignment or other disposition of and (ii) except as contemplated by this Agreement or the Newhouse Voting Agreement, to grant any proxies or power of attorney, deposit into a voting trust or enter into a voting agreement or otherwise transfer voting power; provided, however, that "Transfer" shall not mean or include delivery of a revocable proxy in the ordinary course of business. Without limiting the generality of the foregoing:

    (1) any redemption, purchase or other acquisition in any manner (whether or not for consideration) by the Company of any Covered Securities shall be deemed to be a Transfer of such Covered Securities; and

    (2) none of the conversion or exchange of a Convertible Security, the exercise of any Option or the failure to convert or exchange a Convertible Security or to exercise any Option prior to the expiration of the right of conversion, exchange or exercise shall be deemed to be a Transfer of such Convertible Security or such Option.

The terms "Transferred," "Transferee" and similar variations shall have correlative meanings. For purposes of this Agreement any Transfer of any Option or Convertible Security shall also constitute a Transfer of the Underlying Securities.

  "Transferor" means any Stockholder Transferring shares of Common Stock pursuant to Sections 16, 17, 18 or 19 of this Agreement, as applicable.

  "Transfer Notice" is defined in Section 17(a).

  "Transferred B Interest" is defined in Section 17(a).

  "Transferred C Interest" is defined in Section 18(a).

  "TWE" is defined in the preamble hereto.

  "Underlying Securities" means, when used with reference to any Option or Convertible Security as of any time, the Covered Securities issuable or deliverable upon exercise, exchange or conversion of such Option or Convertible Security (whether or not such Option or Convertible Security is then exercisable, exchangeable or convertible). In the case of an Option to acquire a Convertible Security, the Underlying Securities of such Options shall include the Underlying Securities of such Convertible Security.

  Section 2. Terms and Usage Generally. The definitions in Section 1 shall apply equally to both the singular and plural forms of the terms defined therein. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Sections and Exhibits shall be deemed to be references to Sections of and Exhibits to this Agreement, unless the context shall otherwise require. All Exhibits attached hereto shall be deemed incorporated herein as if set forth in full herein. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". All accounting terms not defined in this Agreement shall have the meanings determined by United States generally accepted accounting principles as in effect from time to time. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

  Section 3. Agreement to Vote and Not To Transfer or Convert. (a) Until the Class C Termination Date, each Specified Class B Holder and each Class C Holder hereby agrees to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of Common Stock held of record or owned beneficially by such Stockholder at the time of such vote or action by written consent and (y) all shares of Common Stock as to which such Stockholder at the time of such vote or action by written consent has voting control, in each case (A) in favor of the election of the Persons nominated pursuant to Section 9 or Section 11 to serve on the Board of Directors of the Company (the "Board") as Common Directors and (B) against the election of any other Person nominated to be a Common Director. In addition, during the term of this Agreement, each Specified Class B Holder hereby agrees not to Transfer any shares of Class B Stock which are held of record or owned beneficially by such Specified Class B Holder, except in compliance with
Section 13(a).

  (b) Until the Class C Termination Date, each Class C Holder hereby agrees to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of Class C Stock held of record or owned beneficially by such Class C Holder at the time of such vote or action by written consent and (y) all shares of Class C Stock as to which such Class C Holder at the time of such vote or action by written consent has voting control, in each case (A) in favor of the election of the Persons nominated pursuant to Section 7 or Section 11 to serve on the Board as C Directors and (B) against the election of any other Person nominated to be a C Director. In addition, during the term of this Agreement, each Class C Holder hereby agrees not to convert or Transfer any shares of Class C Stock which are held of record or owned beneficially by such Class C Holder, except in compliance with Sections 12 and 13(b), respectively.

  (c) Until the Class C Termination Date, GE hereby agrees to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all GE Shares, in each case (A) in favor of (i) the election of the Persons nominated pursuant to Section 9 or Section 11 to serve on the Board as Common Directors and (ii) the election of the Persons nominated pursuant to
Section 8 or Section 11 to serve on the Board as B Directors, and (B) against the election of any other Person nominated for election to the Board as a Common Director or a B Director. In addition, during the term of this Agreement, GE hereby agrees not to Transfer any GE Shares, except in compliance with Section 13(a).

  Section 4. Super-Majority Voting Agreement. Until the Class C Termination Date, each of Cox, Comcast and MediaOne hereby agrees that if such Person, together with its Affiliates, is the record or beneficial holder of a smaller number of shares of Class C Stock than the Cut-Off Amount (any such Person in such capacity being a "Cut-Off Holder"), then such Cut-Off Holder shall not have the right individually to veto any of the actions specified in Subsection
(b)9(i) of Article VI of the Charter, and each of Cox, Comcast and MediaOne hereby agrees that if it shall be a Cut-Off Holder it shall, and shall cause its Affiliates to, vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) (x) all shares of Class C Stock held of record or owned beneficially by such Cut-Off Holder at the time of such vote and (y) all shares of Class C Stock as to which such Cut-Off Holder has voting control, in each case in favor of any action specified in Subsection (b)9(i) of Article VI of the Charter, unless at least one other Class C Holder which together with such first Cut-Off Holder, on the record date of such vote, is the record or beneficial owner of a number of shares of Class C Stock greater than or equal to the Cut-Off Amount, shall have notified such Cut-Off Holder in writing of its intention to vote against such action, and such notice shall not have been revoked as provided in the next sentence. Each Class C Holder hereby agrees that if it shall have delivered such a notice to a Cut-Off Holder but determines not to vote against such action, it shall use commercially reasonable efforts to revoke the foregoing notice as soon as practicable, by written notice to the Cut-Off Holder.

  Section 5. Stockholder Meetings and Actions by Written Consent. (a) Each Specified Class B Holder, each Class C Holder and GE hereby agrees to use its commercially reasonable efforts to take all actions necessary or appropriate for the purpose of calling, or causing the Company to call, a special meeting of stockholders or acting by written consent, in each case as promptly as practicable from time to time as necessary to effect the provisions of this Agreement.

  (b) Whenever the Company or any Stockholder shall solicit written consents to take any action concerning the election or removal of any Person as a director of the Company, in accordance with Section 228 of the GCL, the Charter and the By-laws, then each Stockholder shall execute and deliver, or cause to be executed and delivered, as promptly as practicable, a written consent with respect to such actions, in accordance with such Section 228 and the Charter and By-laws, in conformity with the obligations of such Stockholder under this Agreement.

  Section 6. Grant of Irrevocable Proxy. In the event that any Specified Class B Holder, any Class C Holder or GE shall fail at any time to vote or act by written consent with respect to any of such Stockholder's shares of the Company's capital stock as agreed by such Stockholder in this Agreement, such Stockholder hereby irrevocably grants to and appoints each other Stockholder (and any officer of such Stockholder or each of them individually), such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, act by written consent or grant a consent, proxy or approval in respect of such shares exclusively as agreed by such Stockholder in this Agreement. Each Specified Class B

Holder, each Class C Holder and GE hereby affirm that the irrevocable proxy set forth in this Section 6 is given in connection with the execution of the asset transfer and merger agreements executed in respect of the Restructuring Transaction and that such irrevocable proxy is given to secure the performance of the obligations of such Stockholder under this Agreement. Each such Stockholder hereby further affirms that each proxy hereby granted shall, for the term of this Agreement, be irrevocable and shall be deemed coupled with an interest, in accordance with Section 212(e) of the GCL.

  Section 7. Nomination of C Directors. (a) (i) Each Class C Holder (provided that, for purposes of this Section 7, TWE and Newhouse, together with their respective Affiliates, shall collectively be deemed a single Class C Holder, and Class C Holders that are Affiliates of one another shall collectively be deemed to be a single Class C Holder) shall be entitled to nominate such number of C Directors as specified by the then applicable Individual C Holder Caps.

  (ii) In the event that the aggregate number of C Directors permitted to be nominated pursuant to the Charter is smaller than the aggregate number of C Directors permitted to be elected pursuant to the then applicable Individual C Holders Caps as set forth in Section 7(a)(i), then the Class C Holder that is the record holder of the number of shares of Class C Stock that is closest (in number of shares) to the next lower Individual Class C Holder Cap shall be treated as if the number of shares of Class C Stock held of record by such Class C Holder were less than such next lower Individual C Holder Cap, and such Class C Holder shall therefore lose the right to nominate one C Director, so that the aggregate number of C Directors permitted to be nominated hereunder equals the number of C Directors permitted to be elected pursuant to the Charter.

  (b) At least 45 days before each annual meeting of stockholders of the Company, and a reasonable period of time before any other stockholder vote or action by written consent with respect to the election of C Directors, each Class C Holder shall notify the Company and each other Class C Holder in writing of such Class C Holder's designee for each position of the Board to be filled by a C Director that such Class C Holder is entitled to nominate pursuant to Section 7(a). The Company hereby agrees to include each such C Director nominee in management's slate of nominees and as such, each such C Director nominee shall be included in the proxy statement prepared by management of the Company in respect of such annual meeting, vote or action by written consent, whether or not the foregoing notice complies with the penultimate sentence of Section 8(b)(2) of Article II of the By-laws.

  Section 8. Nomination of B Directors. At least 45 days before each annual meeting of stockholders of the Company, and a reasonable period of time before each other stockholder vote or action by written consent with respect to the election of B Directors, the Specified Class B Holder or group of Specified Class B Holders holding in the aggregate a majority of the aggregate number of shares of Class B Stock then held of record by the Specified Class B Holders (the "Majority Specified Class B Holders") shall notify the Company, each other Specified Class B Holder and GE in writing of the Majority Specified Class B Holder's designee for each position on the Board to be filled by a B Director in accordance with the Charter and By-laws then in effect. The Company hereby agrees to include each such B Director nominee in management's slate of nominees and as such, each such B Director nominee shall be included in the proxy statement prepared by management of the Company in respect of such annual meeting, vote or action by written consent, whether or not the foregoing notice complies with the penultimate sentence of Section 8(b)(2) of
Article II of the By-laws.

  Section 9. Nomination of Common Directors. (a) Prior to the Class C Termination Date, the Board's nominees for election as Common Directors shall be nominated by the affirmative vote of 83% of the B Directors and the C Directors then in office. On and after the Class C Termination Date, the Board's nominees for election as Common Directors shall be nominated by the affirmative vote of a majority of the members of the Board then in office. The initial Common Directors will be John Goddard and John Connelley.

  (b) At least 45 days before each annual meeting of stockholders of the Company, and a reasonable period of time before any other stockholder vote or action by written consent with respect to the election of Common Directors, the Company shall notify each Class C Holder, each Specified Class B Holder and GE in writing of the Board's nominee for each position on the Board to be filled by a Common Director.

  Section 10. Removal of Directors. (a) At the request of any Class C Holder with respect to a C Director designated by such Class C Holder pursuant to
Section 7, each other Class C Holder hereby agrees to vote or act by written consent with respect to (or cause to be voted or acted upon by written consent) all shares of Class C Stock held of record or beneficially owned by such other Class C Holder at the time of such vote or action by written consent or as to which such other Class C Holder has voting control at the time of such vote or action by written consent to remove or cause the removal from office of such C Director at any meeting or action by written consent of the Class C Holders called or taken for the purpose of determining whether or not such C Director shall be removed from office (and otherwise shall not vote or act by written consent to remove or cause the removal of any C Director without cause).

  (b) At the request of the Majority Specified Class B Holders with respect to a B Director designated pursuant to Section 8, each other Specified Class B Holder and GE hereby agrees to vote or act by written consent with respect to (or cause to be voted or acted upon written consent) all shares of Class B Stock held of record or beneficially owned by such Stockholder at the time of such vote or action by written consent or as to which such Stockholder has voting control at the time of such vote or action by written consent to remove or cause the removal from office of such B Director at any meeting or action by written consent of the holders of Class B Stock called or taken for the purpose of determining whether or not such B Director shall be removed from office (and otherwise shall not vote or act by written consent to remove or cause the removal of any B Director without cause).

  Section 11. Filling of Vacancies. Any vacancy in the office of a C Director shall be filled with a nominee selected by the Class C Holder that nominated the C Director whose vacancy is to be filled. All nominations of individuals to fill C Director vacancies on the Board shall be voted upon in accordance with Section 3(b). Any vacancy in the office of a B Director designated by the Majority Specified Class B Holders pursuant to Section 8 shall be filled either by (A) a majority of the remaining B Directors or the sole remaining B Director, as the case may be, or (B) with a nominee selected by the Majority Specified Class B Holders. All nominations of individuals to fill B Director vacancies on the Board pursuant to clause (B) of the preceding sentence shall be voted upon in accordance with Section 3(c).

  Section 12. Restrictions on Conversion. During the term of this Agreement, no Class C Holder shall convert into shares of Class B Stock any shares of Class C Stock which such Class C Holder holds of record or owns beneficially except upon Transfer of such Class C Stock to any Person other than a Class C Holder after compliance with the right of first refusal process set forth in
Section 18.

  Section 13. Restrictions on Transfer. (a) During the term of this Agreement, no Specified Class B Holder (or GE, with respect to the GE Shares) may Transfer, and the Company hereby agrees not to register the Transfer of, any Covered B Securities held of record or beneficially owned by such Specified Class B Holder (or GE), except

    (i) to a Permitted B Transferee of such Specified Class B Holder (or GE);

    (ii) to any Person in compliance with the right of first refusal process set forth in Section 17; or

    (iii) in accordance with Section 19;

provided that in the case of a Transfer to a Permitted B Transferee, such Permitted B Transferee (other than a Permitted B Transferee that is merely the pledgee under a Permitted Pledge) becomes a party to this Agreement as a Specified Class B Holder (or, in the case of GE, in the same manner as GE) as provided in Section 31. Any Specified Class B Holder that Transfers Covered B Securities to a Permitted B Transferee pursuant to clause (B) or (C) of this
Section 13(a) shall be liable (jointly and severally with such Permitted B Transferee) for all obligations of such Permitted B Transferee under this Agreement.

  For the purposes hereof, "Permitted B Transferee" of a Specified Class B Holder (or GE, as applicable) shall mean:

    (A) with respect to any Specified Class B Holder that is a natural Person, (w) the Person who is the present or former spouse of such Specified Class B Holder and any lineal descendant (including adoptees) of such Specified Class B Holder or any such spouse, (x) the trustee of a trust, or a custodian under the Uniform Gift to Minors Act or similar fiduciary, the primary beneficiaries of which (or primary income beneficiaries of which, in the case of a charitable remainder or similar trust) include only such Specified Class B Holder or Persons described in clause (w) above (provided, that such trust may grant a general or special power of appointment to such Specified Class B Holder or any such Person and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or the estate of such Specified Class B Holder or any such Person, payable by reason of the death of such Specified Class B Holder or such Person, as applicable), (y) the executor, administrator, guardian or personal representative of the estate of such Specified Class B Holder and (z) in the case of Malone, the Malone Family Foundation;

    (B) if the establishment of a voting trust is required to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Company or any subsidiary thereof to conduct any portion of the business of the Company or such subsidiary, any voting trust the trustee of which is acceptable to the holders of at least 66 2/3% of the total voting power of the then outstanding shares of Class C Stock; provided, that such voting trust shall have no rights under Sections 17, 18 or 19; and provided, further, that the term of such trust shall be no longer than 12 months and at the end of such 12-month period, the Transferring Specified Class B Holder (or GE, as applicable) shall cause such Covered B Securities to be (x) Transferred back to such Transferring Specified Class B Holder (or GE, as applicable) or to any other Permitted B Transferee thereof (excluding another voting trust) or (y) offered pursuant to the rights of first refusal set forth in Section 17, with the B Offered Terms being a Fast-Track Sale;

    (C) with respect to any Specified Class B Holder (or GE, as applicable), any Person that is an Affiliate of such Specified Class B Holder (which for purposes of this Section 13(a)(C) shall include, with respect to any Specified Class B Holder that is a natural Person, any Person in which such Specified Class B Holder both as of the Effective Date and at all times thereafter (x) Controls 5% or more of the voting power and (y) participates in the direction of the management and control of such Person), for so long as such Person remains an Affiliate of such Specified Class B Holder (or GE, as applicable). In the event that a Person received Covered B Securities by virtue of its status as an Affiliate of a Specified Class B Holder (or GE, as applicable), and such Person subsequently ceases to be an Affiliate of the Transferring Specified Class B Holder (or GE, as applicable) for any reason, then, prior to such Person ceasing to be such an Affiliate, the Transferring Specified Class B Holder (or GE, as applicable) shall cause such Covered B Securities to be (x) Transferred back to such Transferring Specified Class B Holder (or GE, as applicable) or to any other Permitted B Transferee thereof or (y) offered pursuant to the rights of first refusal set forth in Section 17, with the B Offered Terms being a Fast-Track Sale; provided, that such former Affiliate shall cease to have any rights under Sections 17, 18 or 19 immediately upon ceasing to be an Affiliate of the applicable Transferring Specified Class B Holder (or GE, as applicable); and

    (D) any other Person that acquires any Covered B Securities from such Specified Class B Holder (or GE, as applicable) pursuant to an Exempt Transfer.

  (b) During the term of this Agreement, no Class C Holder may Transfer, and the Company hereby agrees not to register the Transfer of, any Covered C Securities held of record or beneficially owned by such Class C Holder, except

    (i) to a Permitted C Transferee of such Class C Holder;

    (ii) to any Person in compliance with the right of first refusal process set forth in Section 18;

    (iii) in accordance with Section 16;

    (iv) in accordance with Section 19; or

    (v) in the case of TWE, pursuant to a Permitted TWE Transfer;

provided that, in the case of a Transfer to a Permitted C Transferee, such Permitted C Transferee (other than a Permitted C Transferee that is merely the pledgee under a Permitted Pledge) becomes a party to this Agreement as provided in Section 31. Any Class C Holder that Transfers Covered C Securities to a Permitted C Transferee pursuant to clause (C) or (D) of this Section 13(b) shall be liable (jointly and severally with such Permitted C Transferee) for all obligations of such Permitted C Transferee under this Agreement.

  For purposes hereof, "Permitted C Transferee" of a Class C Holder shall mean:

    (A) any Person that acquires beneficial ownership of all or substantially all of the cable assets of such Class C Holder pursuant to a Cable Sale;

    (B) a Spin-Off Entity that acquires beneficial ownership of all or substantially all of the cable assets of such Class C Holder pursuant to a Spin-Off;

    (C) if the establishment of a voting trust is required to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Company or any subsidiary thereof to conduct any portion of the business of the Company or such subsidiary, any voting trust the trustee of which is acceptable to the holders of at least a majority of the total voting power of the then outstanding shares of Class B Stock and the holders of at least 66 2/3% of the total voting power of the then outstanding shares of Class C Stock; provided, that such voting trust shall have no rights under Section 17, 18 or 19; and provided, further, that the term of such trust shall be no longer than 12 months and at the end of such 12-month period, the Transferring Class C Holder shall cause such Covered C Securities to be (x) Transferred back to such Transferring C Holder or to any other Permitted C Transferee thereof (excluding another voting trust) or (y) offered pursuant to the rights of first refusal set forth in Section 18, with the C Offered Terms being a Fast-Track Sale;

    (D) any Person that is an Affiliate of such Class C Holder, for so long as such Person remains an Affiliate of such Class C Holder. In the event that a Person received Covered C Securities by virtue of its status as an Affiliate of a Class C Holder, and such Person subsequently ceases to be an Affiliate of the Transferring Class C Holder for any reason, then, prior to such Person ceasing to be such an Affiliate, the Transferring Class C Holder shall cause such Covered C Securities to be (x) Transferred back to such Transferring Class C Holder or to any other Permitted C Transferee thereof or (y) offered pursuant to the rights of first refusal set forth in
  Section 18, with the C Offered Terms being a Fast-Track Sale; provided, that such former Affiliate shall cease to have any rights under Sections 16, 17, 18 or 19 immediately upon ceasing to be an Affiliate of the applicable Transferring Class C Holder; and provided, further, that any shares of Class C Stock that are not Transferred to Acquiring Class C Holders pursuant to Section 18(c) shall be immediately converted into shares of Class B Stock, as provided in the Charter; and

    (E) any other Person that acquires any Covered C Securities from such Class C Holder pursuant to an Exempt Transfer.

  (c) Notice of any Transfer to a Permitted B Transferee or Permitted C Transferee pursuant to this Section 13 shall be promptly provided to each other party to this Agreement by the applicable transferor.

  Section 14. Stop Transfer. (a) The Company hereby agrees not to register the Transfer of any shares of Class B Stock or Class C Stock, unless the transferee and the transferor of such shares have furnished such affidavits or other proof as the Company may reasonably request to establish that such proposed Transfer is permitted by Section 13.

  (b) The Company hereby agrees not to register the conversion of any shares of Class C Stock to Class B Stock or of Class B Stock to Class A Stock, unless the holder of such shares of Common Stock has furnished such affidavits or other proof as the Company may reasonably request to establish that such conversion is permitted by Section 12.

  (c) The Company and each Stockholder hereby agree that any purported conversion or Transfer of shares of Class B Stock or Class C Stock not permitted by Section 12 or 13, respectively shall be deemed null and void and shall not be given effect or recognition by the Company.

  Section 15. Legend. (a) During the term of this Agreement, each certificate evidencing outstanding Covered B Securities held of record or owned beneficially by a Specified Class B Holder, outstanding GE Shares held of record or owned beneficially by GE or outstanding Covered C Securities held of record or owned beneficially by a Class C Holder shall bear the following legend:

    "THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO AND TRANSFERABLE ONLY UPON COMPLIANCE WITH THE PROVISIONS OF A STOCKHOLDERS
  AGREEMENT, DATED AS OF [     ], AS AMENDED, AMONG PRIMESTAR, INC. AND
  CERTAIN OF ITS STOCKHOLDERS. A COPY OF SUCH STOCKHOLDERS AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF PRIMESTAR, INC. AT 8085 SOUTH CHESTER STREET, SUITE 300, ENGLEWOOD, CO 80112."

  (b) Upon a Person ceasing to have rights and obligations under this Agreement as provided in Section 27(b) (or upon termination of this Agreement), such Person may surrender to the Company any certificates held of record by such Person and bearing the legend set forth in Section 15(a), and upon surrender of such certificates, the Company shall reissue such certificates without such legend.

  (c) Immediately prior to a Transfer of Covered Securities pursuant to
Section 17(c)(A) or Section 18(c)(A), the Transferor may surrender to the Company any certificates evidencing such securities bearing the legend set forth in Section 15(a), and upon surrender of such certificates, the Company shall reissue such certificates without such legend.

  Section 16. Mandatory Transfers. (a) Spin-Off. (i) In the event of a Spin-Off with respect to any Class C Holder, pursuant to which the applicable Spin-Off Entity shall acquire beneficial ownership of all or substantially all of the cable assets of such Class C Holder, such Class C Holder hereby agrees to sell, contribute or assign to such Spin-Off Entity (and to cause such Spin-Off Entity to purchase and accept) the record and beneficial ownership of all Covered C Securities held of record or beneficially owned by such Class C Holder concurrently with the consummation of such Spin-Off (and any such Transfer shall be exempt from the rights of first refusal set forth in Section 18 or any mandatory conversion provisions hereof).

  (ii) In the event that a Class C Holder shall fail to make the foregoing Transfer, each Class C Holder hereby appoints the Company, or any of the Company's executive officers, each acting individually, as the true and lawful attorney-in-fact of such Class C Holder, in such Class C Holder's name, place and stead, such that if such Class C Holder Spins-Off all or substantially all of its cable assets to a Spin-Off Entity, then such attorneys-in- fact shall have full power to Transfer all of such Class C Holder's Covered C Securities to such Spin-Off Entity and to deliver or cause to be delivered the certificates and other evidences of such Covered C Securities and to execute on such Class C Holder's behalf such certificates, instruments and other documents as may be necessary to effectuate such Transfer (and in consummating the Spin-Off, such Spin-Off Entity shall be deemed to have agreed to purchase and accept such Covered C Securities); provided, that such Class C Holder shall be liable to the Company for any costs that the Company incurs in exercising the power of attorney granted in this Section 16(a).

  (b) Cable Sale. (i) In the event of a Cable Sale pursuant to which any Class C Holder sells, contributes or assigns to a single Person all or substantially all of such Class C Holder's cable systems, then such Class C Holder (the "Cable Seller") shall have the right to sell, contribute or assign to such Person all (but not less than all) of such Cable Seller's Covered C Securities (the "Cable Sale Interest") concurrently with the consummation of such Cable Sale (a "Cable Sale Transfer") (and any such Cable Sale Transfer shall be exempt from the rights of first refusal set forth in Section 18 or any mandatory conversion provisions hereof). The Cable Seller shall provide written notice to each other Class C Holder within 15 days of consummating a Cable Sale, which notice shall state whether or not such Cable Sale Transfer shall have been consummated (the "Cable Sale Notice").

  (ii) In the event that a Cable Seller shall fail to make the foregoing Cable Sale Transfer, each other Class C Holder (provided that, for purposes of this Section 16(b), except in the event of a Cable Sale where TWE or

Newhouse is the Cable Seller, TWE and Newhouse, together with their respective Affiliates, shall collectively be deemed a single Class C Holder) shall have a call right (the "Cable Sale Call Right") to purchase from the Cable Seller (and such Cable Seller shall be required to sell) the Cable Sale Interest (in an amount determined as specified below). A Cable Sale Call Right shall be exercised by delivery of written notice (a "Cable Sale Exercise Notice") to the Cable Seller, within ninety (90) calendar days from the date of the Cable Sale Notice, which notice shall specify the maximum amount of the Cable Sale Interest that the exercising Class C Holder is willing to purchase. If a Class C Holder delivers a Cable Sale Exercise Notice as provided above, such Class C Holder shall have the right to acquire its pro rata portion (or a smaller amount) of the Cable Sale Interest (based on the respective holdings of Class C Stock of each exercising Class C Holder at the time of the Cable Sale Notice) until all such Cable Sale Interest has been allocated pro rata among the exercising Class C Holders; provided, that if any Class C Holder elects to acquire a smaller amount than its pro rata portion of the Cable Sale Interest, then each other exercising Class C Holder that stated in its Cable Sale Exercise Notice a willingness to acquire more than its pro rata portion of the Cable Sale Interest in its Cable Sale Exercise Notice shall be allocated the excess pro rata based on the respective holdings of Class C Stock of each such exercising Class C Holder at the time of the Cable Sale Notice, in each case up to the maximum specified in the applicable Class C Holder's Cable Sale Exercise Notice. All Covered C Securities being Transferred pursuant to Cable Sale Call Rights shall be Transferred to the Class C Holders exercising such right, in accordance with Section 20, at the Current Market Price calculated as of the trading day immediately preceding the date of the closing of such Transfer; provided, however, that in the event that the Board is required to determine the Current Market Price for purposes of this Section 16(b), such Current Market Price shall be calculated as of the date of the applicable Cable Sale Notice and notice thereof shall be promptly delivered by the Company to each Class C Holder, and any time periods provided under this Section 16(b) for delivery of a Cable Sale Exercise Notice shall be tolled during the period of such determination. No Class C Holder shall have the right to elect to acquire any Cable Sale Interest if such Class C Holder fails to provide to each of the other Class C Holders written notice of the exercise of such Class C Holder's Cable Sale Call Right within the time period specified in this Section 16(b).

  (iii) Notwithstanding anything to the contrary in this Section 16(b), Covered C Securities shall be Transferred to Class C Holders as provided in this
Section 16(b) pursuant to a Cable Sale Call Right only if the Class C Holders have agreed to acquire the entire Cable Sale Interest held of record or beneficially owned by the Cable Seller. In the event that the Class C Holders do not collectively agree to acquire all the Covered C Securities held of record or beneficially owned by the Cable Seller, then the Cable Seller shall be entitled to:

    (A) Transfer to the other Class C Holders the portion of the Cable Sale Interest that they respectively agreed to acquire (at the price set forth in paragraph (ii) above), allocated pursuant to this Section 16(b), and retain the remainder; or

    (B) retain all such Cable Sale Interest;

provided, however, that any Covered C Securities retained by the Cable Seller shall remain subject to this Agreement in all respects and may not subsequently be Transferred to any Person, except as provided in Section 13(b).

  Section 17. Right of First Refusal for Class B Stock. (a) Except with respect to Transfers described in clauses (i) and (iii) of Section 13(a), if at any time any Specified Class B Holder (or GE, with respect to any GE Shares) (each, a "Specified Class B Transferor") proposes to Transfer any Covered B Securities (or, in the case of GE, GE Shares) held of record or owned beneficially by such Specified Class B Transferor (collectively, the "Transferred B Interest"), such Specified Class B Transferor shall be free to negotiate with any prospective transferee to obtain an offer to purchase all or any portion of the Transferred B Interest. In the event that the Specified Class B Transferor (i) receives from a prospective transferee (other than a Transferee under clause (i) or (iii) of Section 13(a)) a bona fide, fully financed offer on terms that such Specified Class B Transferor is willing to accept or (ii) seeks to Transfer the Transferred B Interest pursuant to a Public Sale or a Tender Offer, such Specified Class B Transferor shall provide written notice thereof (each, a "Transfer Notice") to each other Specified Class B Holder, each Class C Holder (provided that, for purposes of this Section 13, TWE and

Newhouse, together with their respective Affiliates, shall collectively be deemed a single Class C Holder and a single Acquiring Class C Holder), GE and the Company. Each such Transfer Notice shall include (i) in the case of a Transfer other than pursuant to a Public Sale or a Tender Offer, the identity of the prospective buyer, the price per share offered, the terms of the prospective buyer's financing and the other material terms of the offer, (ii) in the case of a Transfer pursuant to a Public Sale, the Current Market Price of the applicable Transferred B Interest as of the date of such Transfer Notice (or a reference that the Board must determine such Current Market Price, if applicable) and whether or not such Public Sale is to be a Fast-Track Sale and (iii) in the case of a Transfer pursuant to a Tender Offer, the Tender Offer price per share (the foregoing being the "B Offered Terms").

  (b) Upon receipt of a Transfer Notice relating to Covered B Securities of a Specified Class B Transferor, each other Specified Class B Holder, each Class C Holder and GE shall have the right, in the priority and within the time periods specified below, to irrevocably elect to acquire the applicable Transferred B Interest (or portions thereof) by delivering a written notice (each, an "Exercise Notice") to such Specified Class B Transferor, any other Specified Class B Holder, each Class C Holder and GE, as applicable. Any such Exercise Notice shall specify the maximum amount of the Transferred B Interest that the Person delivering such notice is willing to purchase. In the event that the Board is required to determine the Current Market Price for purposes of this Section 17, notice thereof shall be promptly delivered by the Company to each Specified Class B Holder, each Class C Holder and GE, and any time periods provided under this Section 17 for delivery of an Exercise Notice shall be tolled during the period of such determination. Subject to the foregoing, no Specified Class B Holder, Class C Holder or GE shall have the right to elect to acquire a Transferred B Interest (or portions thereof) if such Specified Class B Holder, such Class C Holder or GE, as applicable, fails to provide to the Specified Class B Transferor and to each other Specified Class B Holder, each Class C Holder and GE, as applicable, an Exercise Notice with respect to such Transferred B Interest within the time periods specified in this Section 17(b).

    (i) First, a Specified Class B Holder (other than a Specified Class B Transferor) shall have the right to acquire a Transferred B Interest (in an amount determined as specified below) by delivering an Exercise Notice as provided herein within twenty (20) calendar days (provided that, in the case of a Fast-Track Sale, such Exercise Notice shall be delivered within ten (10) calendar days and, in the case of a Tender Offer, such Exercise Notice shall be delivered within seven (7) calendar days) from the date of the Transfer Notice associated with such Transferred B Interest. In the event that a Specified Class B Holder (each, an "Acquiring Specified Class B Holder") delivers an Exercise Notice with respect to a Transferred B Interest as provided herein, such Acquiring Specified Class B Holder shall have the right to acquire its pro rata portion (or a smaller amount) of the Transferred B Interest (based on the respective holdings of Class B Stock of each Acquiring Specified Class B Holder at the time of the Transfer Notice) until all of such Transferred B Interest has been allocated pro rata among the Acquiring Specified Class B Holders; provided, that if any Acquiring Specified Class B Holder elects to acquire a smaller amount than its pro rata portion of a Transferred B Interest, then each other Acquiring Specified Class B Holder that stated in its Exercise Notice a willingness to acquire more than its pro rata portion of such Transferred B Interest shall be allocated the excess (pro rata based on the respective holdings of Class B Stock of each such Acquiring Specified Class B Holder at the time of the Transfer Notice), in each case up to the maximum specified in the applicable Acquiring Specified Class B Holder's Exercise Notice. Notwithstanding the foregoing, (i) if only one Acquiring Specified Class B Holder delivers an Exercise Notice with respect to a Transferred B Interest as provided herein, or (ii) in a case covered by the proviso of the preceding sentence, if only one Acquiring Specified Class B Holder states in its Exercise Notice a willingness to acquire more than its pro rata portion of such Transferred B Interest, then such Acquiring Specified Class B Holder shall have the right to acquire up to 100% of such Transferred B Interest, or of such excess, as the case may be, subject to the maximum specified in such Acquiring Specified Class B Holder's Exercise Notice, without regard to the number of shares of Class B Stock (if any) held by such Acquiring Specified Class B Holder at the time of the applicable Transfer Notice.

    (ii) Second, each Class C Holder shall have the right to acquire any portion of a Transferred B Interest that has not been acquired by any Specified Class B Holder as provided above in Section 17(b)(i) (in an amount determined as specified below) by delivering an Exercise Notice as provided herein within twenty five (25) calendar days (provided that, in the case of a Fast-Track Sale, such Exercise Notice shall be delivered within fifteen (15) calendar days and, in the case of a Tender Offer, such Exercise Notice shall be delivered within eleven (11) calendar days) from the date of the Transfer Notice associated with such Transferred B Interest. In the event that a Class C Holder (each, an "Acquiring Class C Holder") delivers an Exercise Notice with respect to a Transferred B Interest as provided herein, such Acquiring Class C Holder shall have the right to acquire its pro rata portion (or a smaller amount) of the remaining portion of such Transferred B Interest (based on the respective holdings of Class C Stock of each Acquiring Class C Holder at the time of the Transfer Notice) until all of such remaining portion has been allocated pro rata among the Acquiring Class C Holders; provided, that if any Acquiring Class C Holder elects to acquire a smaller amount than its pro rata portion of a Transferred B Interest, then each other Acquiring Class C Holder that stated in its Exercise Notice a willingness to acquire more than its pro rata portion of such Transferred B Interest shall be allocated the excess (pro rata based on the respective holdings of Class C Stock of each such Acquiring Class C Holder at the time of the Transfer Notice), in each case up to the maximum specified in the applicable Acquiring Class C Holder's Exercise Notice.

    (iii) Third, GE shall have the right to acquire the remaining portion of a Transferred B Interest that has not been acquired by any Specified Class B Holder or Class C Holder as provided above in clauses (i) and (ii) of this Section 17(b) by delivering an Exercise Notice as provided herein within thirty (30) calendar days (provided that, in the case of a Fast-Track Sale, such Exercise Notice shall be delivered within twenty (20) calendar days and, in the case of a Tender Offer, such Exercise Notice shall be delivered within fifteen (15) calendar days) from the date of the Transfer Notice associated with such Transferred B Interest.

  (c) In the event that, pursuant to their respective Exercise Notices, the Acquiring Specified Class B Holders, the Acquiring Class C Holders and GE have agreed to acquire an entire Transferred B Interest, then the Specified Class B Transferor shall Transfer such Transferred B Interest to the Acquiring Specified Class B Holders, the Acquiring Class C Holders and GE, as applicable, on the B Offered Terms, in accordance with Section 20; provided, that any Acquiring Stockholder shall be entitled to elect to pay the Cash Equivalent of any non-cash consideration offered as part of the B Offered Terms in satisfaction of the foregoing; and provided, further, that:

    (i) for avoidance of doubt, in the case of a Transfer Notice that relates to a Public Sale, the Current Market Price per share of the applicable Transferred B Interest as of the date of the applicable Transfer Notice shall be the purchase price;

    (ii) in the case of a Transfer Notice that relates to a Tender Offer, if the Tender Offer price per share is changed from that specified in the applicable Transfer Notice after any Exercise Notices are delivered by any Stockholders, then (A) the Specified Class B Transferor shall provide written notice of such change to each other Specified Class B Holder, each Class C Holder and GE within 48 hours of such change, (B) the B Offered Terms shall thereupon be deemed amended to reflect such change (and any applicable response deadline specified above shall be tolled for 48 hours) and (C) notwithstanding anything to the contrary contained in this Agreement, any Exercise Notice delivered prior to receipt of notice of such change may be revoked by the applicable Stockholder by delivery of written notice of revocation to each Stockholder receiving a copy of such Exercise Notice within 48 hours of receipt of notice of such change; and

    (iii) in the case of a Transfer Notice that relates to a Tender Offer, if the Tender Offer expires or is terminated and the tender offeror does not consummate the purchase of any Common Stock subject to the Tender Offer for any reason (other than the failure to satisfy a condition of the Tender Offer that requires that a specified number or percentage of shares be tendered or that requires that certain identified persons tender their shares, as a result of a Specified Class B Transferor being unable to tender the Transferred B Interest as a result of the operation of this
  Section 17), then notwithstanding anything to the contrary contained in this Agreement, any Transfer Notice or Exercise Notice delivered in respect thereof shall be deemed null and void.

In the event, however, that the Acquiring Specified Class B Holders, the Acquiring Class C Holders and GE do not collectively agree to acquire all of a Transferred B Interest pursuant to this Section 17, then the Specified Class B Transferor shall be entitled to:

    (A) Transfer all but not less than all (subject to Section 17(d)) of such Transferred B Interest to the Person and on the terms set forth in the Transfer Notice associated with such Transferred B Interest (it being understood that if the Transfer Notice relates to a Public Sale, such terms shall be at one or more Public Sales of the type described in the Transfer Notice at any available price in connection with such sales); provided, however, that if such Transfer is not consummated within one hundred and eighty (180) calendar days (ninety (90) calendar days in the case of a Fast Track Sale) following the date of such Transfer Notice (subject to extension for an additional period not to exceed 90 additional days as required to secure any necessary approvals of any governmental entity required for such Transfer, and subject to extension for a period equal to the period during which time periods for delivery of Exercise Notices were tolled pursuant to the penultimate sentence of Section 17(b)), such Transferred B Interest shall once again be subject to the right of first refusal process of this Section 17;

    (B) Transfer to the Acquiring Specified Class B Holder, the Acquiring Class C Holders and GE, as applicable, in accordance with Section 20 (and as provided above), the portion of such Transferred B Interest that they respectively agreed to acquire, allocated pursuant to this Section 17, and retain the remainder of the Transferred B Interest; or

    (C) retain such Transferred B Interest;

provided that if the Specified Class B Transferor does not notify each Acquiring Specified Class B Holder, each Acquiring Class C Holder and GE (if applicable) in writing of its election pursuant to this Section 17(c) within five calendar days after the date of the last Exercise Notice delivered in respect thereof, then the Specified Class B Transferor shall be conclusively deemed to have elected to take the action described in clause (B) hereof.

  (d) A Specified Class B Transferor may Transfer less than all of the Transferred B Interest if required (i) in the case of a Public Sale, by prevailing market conditions at the time of the Transfer or required by underwriter's cut-backs or (ii) in the case of a Tender Offer, as a result of proration by the tender offeror.

  (e) At the option of any Specified Class B Transferor any shares of Class B Stock comprising a Transferred B Interest may be converted pursuant to the Charter prior to the Transfer thereof pursuant to this Section 17 into and may be Transferred as shares of Class A Stock; provided, however, that such Specified Class B Transferor shall have indicated on the applicable Transfer Notice its election to Transfer such shares of its Transferred B Interest as shares of Class A Stock. Any such election, when made, shall be irrevocable and shall apply both to the Transfer of such Transferred B Interest to the Person set forth in the Transfer Notice associated with such Transferred B Interest and to the Transfer of such Transferred B Interest to the Acquiring Specified Class B Holders, the Acquiring Specified Class C Holders and GE hereunder.

  (f) In the case of any Transfer of Covered B Securities pursuant to a Public Sale, if the Company exercises any right to delay the filing or effectiveness of a registration statement relating to such Covered B Securities or to suspend sales under such registration statement, then the 180-day or 90-day period in which the Specified Class B Transferor has the right to Transfer such Covered B Securities pursuant to Section 17(c) shall be tolled during the period of any such delay or suspension.

  (g) From and after the Class C Termination Date, the time periods set forth in Section 17(b) (other than those that relate to Fast-Track Sales and Tender Offers) shall each be shortened by 5 calendar days.

  Section 18. Right of First Refusal for Class C Stock. (a) Except with respect to Transfers described in clauses (i), (iii), (iv) or (v) of Section 13(b), if at any time any Class C Holder (each, a "Class C Transferor", provided that for purposes of this Section 18, TWE and Newhouse, together with their respective Affiliates, shall be deemed to be a single Class C Holder and a single Acquiring Class C Holder (unless either of them is a Class C Transferor, in which case each shall be a separate Class C Holder)) proposes to Transfer any Covered C

Securities held of record or owned beneficially by such Class C Transferor (collectively, the "Transferred C Interest"), such Class C Transferor shall be free to negotiate with any prospective transferee to obtain an offer to purchase all or any portion of the Transferred C Interest. In the event that the Class C Transferor (i) receives from a prospective transferee (other than a Transferee under clause (i), (iii), (iv) or (v) of Section 13(b)) a bona fide, fully financed offer on terms that such Class C Transferor is willing to accept or (ii) seeks to Transfer the Transferred C Interest pursuant to a Public Sale or a Tender Offer, such Class C Transferor shall provide a Transfer Notice to each Class C Holder (other than the Class C Transferor), each Specified Class B Holder, GE and the Company. Each such Transfer Notice shall include (i) in the case of a Transfer other than pursuant to a Public Sale or a Tender Offer, the identity of the prospective buyer, the price per share offered, the terms of the prospective buyer's financing and the other material terms of the offer, (ii) in the case of a Transfer pursuant to a Public Sale, the Current Market Price of the applicable Transferred C Interest as of the date of such Transfer Notice (or a reference that the Board must determine such Current Market Price, if applicable) and whether or not such Public Sale is to be a Fast-Track Sale, and (iii) in the case of a Transfer pursuant to a Tender Offer, the Tender Offer price per share (the foregoing being the "C Offered Terms").

  (b) Upon receipt of a Transfer Notice relating to Covered C Securities of a Class C Transferor, each other Class C Holder, each Specified Class B Holder and GE shall have the right, in the priority and within the time periods specified below, to irrevocably elect to acquire the applicable Transferred C Interest (or portions thereof) by delivering an Exercise Notice to such Class C Transferor, each other Class C Holder, each Specified Class B Holder and GE, as applicable. Any such Exercise Notice shall specify the maximum amount of the Transferred C Interest that the Person delivering such notice is willing to purchase. In the event that the Board is required to determine the Current Market Price for purposes of this Section 18, notice thereof shall be promptly delivered by the Company to each Specified Class B Holder, each Class C Holder and GE, and any time periods provided under this Section 18 for delivery of an Exercise Notice shall be tolled during the period of such determination. Subject to the foregoing, no Class C Holder, Specified Class B Holder or GE shall have the right to elect to acquire a Transferred C Interest (or portions thereof) if such Class C Holder, such Specified Class B Holder or GE, as applicable, fails to provide to the Class C Transferor and to each other Class C Holder, each Specified Class B Holder and GE, as applicable, an Exercise Notice with respect to such Transferred C Interest within the time periods specified in this Section 18(b).

    (i) First, a Class C Holder (other than a Class C Transferor) shall have the right to elect to acquire a Transferred C Interest (in an amount determined as specified below) by delivering an Exercise Notice as provided herein within twenty (20) calendar days (provided that, in the case of a Fast-Track Sale, such Exercise Notice shall be delivered within ten (10) calendar days and, in the case of a Tender Offer, such Exercise Notice shall be delivered within seven (7) calendar days) from the date of the Transfer Notice associated with such Transferred C Interest. In the event that a Class C Holder delivers an Exercise Notice with respect to a Transferred C Interest as provided herein, such Acquiring Class C Holder shall have the right to acquire its pro rata portion (or a smaller amount) of the Transferred C Interest (based on the respective holdings of Class C Stock of each Acquiring Class C Holder at the time of the Transfer Notice) until all of such Transferred C Interest has been allocated pro rata among the Acquiring Class C Holders; provided, that if any Acquiring Class C Holder elects to acquire a smaller amount than its pro rata portion of a Transferred C Interest, then each other Acquiring Class C Holder that stated in its Exercise Notice a willingness to acquire more than its pro rata portion of such Transferred C Interest shall be allocated the excess pro rata based on the respective holdings of Class C Stock of each such Acquiring Class C Holder at the time of the Transfer Notice, in each case up to the maximum specified in the applicable Acquiring Class C Holder's Exercise Notice.

    (ii) Second, each Specified Class B Holder shall have the right to acquire any portion of a Transferred C Interest that has not been acquired by any Class C Holder as provided above in Section 18(b)(i) (in an amount determined as specified below) by delivering an Exercise Notice as provided herein within twenty five (25) calendar days (provided that, in the case of a Fast-Track Sale, such Exercise Notice shall be delivered within fifteen
  (15) calendar days and, in the case of a Tender Offer, such Exercise Notice shall be delivered within eleven (11) calendar days) from the date of the Transfer Notice associated with such

  Transferred C Interest. In the event that an Acquiring Specified Class B Holder delivers an Exercise Notice with respect to a Transferred C Interest as provided herein, such Acquiring Specified Class B Holder shall have the right to acquire its pro rata portion (or a smaller amount) of the remaining portion of such Transferred C Interest (based on the respective holdings of Class B Stock of each Acquiring Specified Class B Holder at the time of the Transfer Notice) until all of such remaining portion has been allocated pro rata among the Acquiring Specified Class B Holders; provided, that if any Acquiring Specified Class B Holder elects to acquire a smaller amount than its pro rata portion of a Transferred C Interest, then each other Acquiring Specified Class B Holder that stated in its Exercise Notice a willingness to acquire more than its pro rata portion of such Transferred C Interest shall be allocated the excess (pro rata based on the respective holdings of Class B Stock of each such Acquiring Specified Class B Holder at the time of the Transfer Notice), in each case up to the maximum specified in the applicable Acquiring Specified Class B Holder's Exercise Notice. Notwithstanding the foregoing, (i) if only one Acquiring Specified Class B Holder delivers an Exercise Notice with respect to a Transferred C Interest as provided herein, or (ii) in a case covered by the proviso of the preceding sentence, if only one Acquiring Specified Class B Holder states in its Exercise Notice a willingness to acquire more than its pro rata portion of such Transferred C Interest, then such Acquiring Specified Class B Holder shall have the right to acquire up to 100% of the remaining portion of such Transferred C Interest, or of such excess, as the case may be, subject to the maximum specified in such Acquiring Specified Class B Holder's Exercise Notice, without regard to the number of shares of Class B Stock (if any) held by such Acquiring Specified Class B Holder at the time of the applicable Transfer Notice.

    (iii) Third, GE shall have the right to acquire the remaining portion of a Transferred C Interest that has not been acquired by any Class C Holder or Specified Class B Holder as provided above in clauses (i) and (ii) of this Section 18(b) by delivering an Exercise Notice as provided herein within thirty (30) calendar days (provided that, in the case of a Fast-Track Sale, such Exercise Notice shall be delivered within twenty (20) calendar days and, in the case of a Tender Offer, such Exercise Notice shall be delivered within fifteen (15) calendar days) from the date of the Transfer Notice associated with such Transferred C Interest.

  (c) In the event that, pursuant to their respective Exercise Notices, the Acquiring Class C Holders, the Acquiring Specified Class B Holders and GE have agreed to acquire an entire Transferred C Interest, then the Class C Transferor shall Transfer such Transferred C Interest to the Acquiring Class C Holders, the Acquiring Specified Class B Holders or GE, as applicable, on the C Offered Terms, in accordance with Section 20; provided, that any Acquiring Stockholder shall be entitled to elect to pay the Cash Equivalent of any non-cash consideration offered as part of the C Offered Terms in satisfaction of the foregoing; and provided, further, that:

    (i) for avoidance of doubt, in the case of a Transfer Notice that relates to a Public Sale, the Current Market Price per share of the applicable Transferred C Interest as of the date of the applicable Transfer Notice shall be the purchase price;

    (ii) in the case of a Transfer Notice that relates to a Tender Offer, if the Tender Offer price per share is changed from that specified in the applicable Transfer Notice after any Exercise Notices are delivered by any Stockholders, then (A) the Class C Transferor shall provide written notice of such change to each Specified Class B Holder, each other Class C Holder and GE within 48 hours of such change, (B) the C Offered Terms shall thereupon be deemed amended to reflect such change (and any applicable response deadline specified above shall be tolled for 48 hours) and (C) notwithstanding anything to the contrary contained in this Agreement, any Exercise Notice delivered prior to receipt of notice of such change may be revoked by the applicable Stockholder by delivery of written notice of revocation to each Stockholder receiving a copy of such Exercise Notice within 48 hours of receipt of notice of such change; and

    (iii) in the case of a Transfer Notice that relates to a Tender Offer, if the Tender Offer expires or is terminated and the tender offeror does not consummate the purchase of any Common Stock subject to the Tender Offer for any reason (other than the failure to satisfy a condition of the Tender Offer that requires that a specified number or percentage of shares be tendered or that requires that certain identified persons tender their shares as a result of a Class C Transferor being unable to tender the Transferred C Interest as a result of the operation of this Section 18), then notwithstanding anything to the contrary contained in this Agreement, any Transfer Notice or Exercise Notice delivered in respect thereof shall be deemed null and void.

In the event, however, that the Acquiring Class C Holders, the Acquiring Specified Class B Holders and GE do not collectively agree to acquire all of a Transferred C Interest pursuant to this Section 18, then the Class C Transferor shall be entitled to:

    (A) Transfer all but not less than all (subject to Section 18(d)) of such Transferred C Interest to the Person and on the terms set forth in the Transfer Notice associated with such Transferred C Interest (it being understood that if the Transfer Notice relates to a Public Sale, such terms shall be at one or more Public Sales of the type described in the Transfer Notice at any available price in connection with such sales); provided, however, that if such Transfer is not consummated within one hundred and eighty (180) calendar days (ninety (90) calendar days in the case of a Fast Track Sale) following the date of such Transfer Notice (subject to extension for an additional period not to exceed 90 additional days as required to secure any necessary approvals of any governmental entity required for such Transfer, and subject to extension for a period equal to the period during which time periods for delivery of Exercise Notices were tolled pursuant to the penultimate sentence of Section 18(b)), such Transferred C Interest shall once again be subject to the right of first refusal process of this Section 18;

    (B) Transfer to the Acquiring Class C Holders, the Acquiring Specified Class B Holders and GE, as applicable, in accordance with Section 20 (and as provided above), the portion of such Transferred C Interest that they respectively agreed to acquire, allocated pursuant to this Section 18, and retain the remainder of the Transferred C Interest; or

    (C) retain such Transferred C Interest;

provided, that if the Class C Transferor does not notify each Acquiring Class C Holder, each Acquiring Specified Class B Holder and GE (if applicable) in writing of its election pursuant to this Section 18(c) within five calendar days after the date of the last Exercise Notice delivered in respect thereof, then the Class C Transferor shall be conclusively deemed to have elected to take the action described in clause (B) hereof.

  All shares of Class C Stock comprising a Transferred C Interest shall be Transferred as shares of Class C Stock to any Acquiring Class C Holder pursuant to this Section 18(c). No shares of Class C Stock comprising a Transferred C Interest may be Transferred pursuant to this Section 18(c) as shares of Class C Stock to any Person other than an Acquiring Class C Holder and any such shares shall be converted prior to such Transfer into, and shall be Transferred as, shares of Class B Stock, in accordance with the Charter.

  (d) A Class C Transferor may Transfer less than all of the Transferred C Interest if required (i) in the case of a Public Sale, by prevailing market conditions at the time of the Transfer or required by underwriter's cut- backs or (ii) in the case of a Tender Offer, as a result of proration by the tender offeror.

  (e) In the case of any Transfer of Covered C Securities pursuant to a Public Sale, if the Company exercises any right to delay the filing or effectiveness of a registration statement relating to such Covered C Securities or to suspend sales under such registration statement, then the 180-day or 90-day period in which the Class C Transferor has the right to Transfer such Covered C Securities pursuant to Section 18(c) shall be tolled during the period of any such delay or suspension.

  (f) From and after the Class C Termination Date, the time periods set forth in Section 18(b) (other than those that relate to Fast-Track Sales and Tender Offers) shall each be shortened by 5 calendar days.

  (g) Notwithstanding anything to the contrary in this Section 18, Newhouse shall individually be an Acquiring Class C Holder for purposes of this Section 18 in the event that TWE intends to Transfer pursuant to this Section 18 any shares of Class C Stock held of record or beneficially owned by TWE and (i) pursuant to such Transfer, TWE, Newhouse and their respective Affiliates shall cease to have the right to nominate any C Directors pursuant to Section 7 and (ii) Newhouse shall not have Transferred (other than to an Affiliate of Newhouse) any of the shares of Class C Stock held of record or beneficially owned by Newhouse on the Effective Date. In such event, TWE shall provide Newhouse with a Transfer Notice as provided in the Newhouse Voting Agreement, and Newhouse shall have the right to acquire, prior to any other Class C Holder, any Specified Class B Holder or GE, up to a number of shares of Class C Stock proposed to be Transferred by TWE as shall be necessary for Newhouse to become entitled pursuant to Section 7(a)(i) to nominate one C Director (but not including any additional shares that would need to be acquired by Newhouse to prevent Section 7(a)(ii) from being applicable to it). Any shares of Class C Stock acquired by Newhouse from TWE pursuant to this Section 18(g) shall be Transferred to Newhouse on the terms set forth in the Transfer Notice associated with such shares. After the acquisition of such shares by Newhouse, any remaining shares of Class C Stock proposed to be Transferred by TWE shall be subject to the provisions of this Section 18.

  Section 19. Claw Back Rights. (a) In the event that any Specified Class B Holder or any Class C Holder (provided that, for purposes of this Section 19, TWE and Newhouse, together with their respective Affiliates, shall collectively be a single Class C Holder) shall at any time hold record or beneficial ownership of, or the direct or indirect right to vote, any shares of capital stock of the Company which, together with all shares of capital stock of the Company held of record or beneficially owned by all Affiliates of such Specified Class B Holder or Class C Holder, as applicable, shall entitle such Class B Holder or Class C Holder and its Affiliates to hold the record or beneficial ownership of, or vote or direct the vote of, shares of capital stock of the Company with aggregate voting power in excess of 49% of the total outstanding voting power with respect to the election of directors that are elected by all the Company's stockholders voting as a single class (the "Common Director Voting Power"), such Specified Class B Holder or Class C Holder, as applicable (the "High Voting Holder"), shall be required to offer, and shall cause its Affiliates (if applicable and necessary) to offer (collectively, the "Claw Back Offer"), to each other Specified Class B Holder and Class C Holder (pro rata based on the percentage of the total Common Director Voting Power that they respectively control as of the date of such offer) such number of shares of Class B Stock or Class C Stock as would be necessary (assuming conversion of all such shares to Class A Stock immediately after such Transfer) to reduce the aggregate Common Voting Power of the High Voting Holder and its Affiliates to 49% or less (such amount, the "High Vote Offered Interest"), as well as their pro rata portion of any such shares of the High Vote Offered Interest not acquired by any such other Specified Class B Holder or Class C Holders pursuant to this Section 19. Each Claw Back Offer must be made by written notice from the High Voting Holder to each such other Specified Class B Holder and Class C Holder given within ten (10) calendar days from the date on which the High Voting Holder and its Affiliates (if applicable) first holds of record or owns beneficially, or has the right to vote or cause the vote of, a number of shares of capital stock of the Company with aggregate voting power in excess of 49% of the Common Director Voting Power. Each such other Specified Class B Holder and Class C Holder, as applicable, shall have the right to exercise their respective right to acquire their pro rata share of the High Vote Offered Interest of the High Voting Holder and its Affiliates (if applicable) by delivery of written notice to the High Voting Holder specifying the maximum number of shares of the High Vote Offered Interest such other Specified Class B Holder or Class C Holder is willing to purchase within twenty (20) calendar days from the applicable Claw Back Offer. Any shares of Class B Stock or Class C Stock required to be offered pursuant to this Section 19(a) but not acquired after compliance herewith shall cease to be subject to the provisions of this Section 19.

  (b) Any Class B Stock or Class C Stock Transferred pursuant to a Claw Back Offer as provided in Section 19(a) shall be converted into Class A Stock prior to the acquisition thereof and shall be Transferred, in accordance with
Section 20, at its Current Market Price calculated as of the trading day immediately preceding the closing date for such acquisition; provided, however, that in the event that the Board is required to determine the Current Market Price for purposes of this Section 19, such Current Market Price shall be calculated as of the date of the applicable Claw Back Offer and notice thereof shall be promptly delivered by the Company to each Specified Class B Holder and Class C Holder, and any time periods provided under this Section 19 for delivery of a notice accepting a Claw Back Offer under this Section 19 shall be tolled during the period of such determination.

  Section 20. Closing Mechanics; Agreement to Cooperate. (a) The date, place and time of the closing of a Transfer of any Covered B Securities, Covered C Securities or other shares of Common Stock pursuant to the exercise of a Cable Sale Call Right under Section 16, a right of first refusal under Sections 17 or 18, or a Claw Back Offer under Section 19, shall be determined by the applicable Transferor and communicated to each applicable Acquiring Stockholder, in writing, at least seven (7) calendar days prior to such closing; provided, however, that in no event shall such closing be later than sixty (60) calendar days from the date of the last notice of exercise delivered in connection with such closing pursuant to Section 16, 17, 18 or 19, as applicable (subject to extension for an additional period not to exceed 90 additional days as required to secure any necessary approvals of any governmental entity required for such Transfer). At any such closing, the Transferor shall deliver certificates evidencing the securities required to be Transferred at such closing, duly endorsed or accompanied by written instruments of Transfer in form satisfactory to the applicable Acquiring Stockholders, duly executed by such Transferor, free and clear of any liens or other encumbrances, against delivery of the applicable purchase price therefor by the applicable Acquiring Stockholder.

  (b) Each party to this Agreement hereby agrees to use its commercially reasonable efforts to cooperate with any Specified Class B Holder, any Class C Holder or GE, as applicable, to effect any Transfer of Covered B Securities, Covered C Securities or other shares of Common Stock by such Specified Class B Holder, such Class C Holder or GE in compliance with Sections 13, 16, 17, 18 or 19 herein, including by (i) having qualified personnel attend and participate in hearings and meetings scheduled for the purpose of obtaining relevant consents, approvals or authorizations that may be required to effect such Transfer and (ii) making all necessary or appropriate filings with, and giving all necessary or appropriate notices to, governmental authorities and third parties to effect such Transfer. No party to this Agreement shall take any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect a Transfer of Covered B Securities, Covered C Securities or other shares of Common Stock in compliance with Sections 13, 16, 17, 18 or 19 herein.

  (c) Notwithstanding anything to the contrary in this Agreement, no party to this Agreement shall be required to agree to any prohibition, limitation or other requirements that would (i) prohibit or limit the ownership or operation by such party or any of its subsidiaries or affiliates of any portion of the business or assets of such party or any of its subsidiaries or affiliates, or compel such party or any of its subsidiaries or affiliates to dispose of or hold separate any portion of the business or assets of such party or any of its subsidiaries or affiliates, (ii) impose limitations on the ability of such party to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company, including the right to vote the capital stock of the Company acquired by it on all matters properly presented to the stockholders of the Company, (iii) prohibit such party or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of such party or any of its subsidiaries or affiliates or (iv) change in any respect the governance of the Company from that set forth in Charter and By-laws, or change such party's rights under this Agreement or the Newhouse Voting Agreement, or impose limitations on the ability of such party to exercise any such rights.

  Section 21. Initial Board Resolution. The form of board resolution attached hereto as Exhibit B sets forth certain matters that will require the approval of a simple majority of the Board. The parties hereto agree to use their commercially reasonable efforts to cause such resolution to be adopted by the Board at the first meeting of the Board immediately after the Effective Date.

  Section 22. Representations and Warranties. (a) Each Specified Class B Holder, each Class C Holder and GE, severally and not jointly, hereby represents and warrants to each other Stockholder that such Stockholder owns of record and beneficially and has good and valid title to the number of shares of Common Stock of the Company set forth opposite his or its name on Exhibit A attached hereto and has voting control of such shares of Common Stock, in each case as of the Effective Date. The shares of Common Stock so listed constitute all securities of the Company owned of record or beneficially by such Stockholder and all such securities as to which such Stockholder has voting control, in each case as of the Effective Date.

  (b) Each party to this Agreement hereby represents and warrants to each other party that (i) such party has the right, power and authority to enter into this Agreement and perform its obligations hereunder, (ii) this Agreement has been duly authorized by all necessary action prerequisite to the execution and delivery thereof by such party and is the valid and binding obligation of such party enforceable in accordance with its terms and (iii) the execution, delivery and performance of this Agreement by such party and the transactions contemplated hereby do not, with or without the giving of notice or the passage of time or both, (x) violate any law, ordinance, rule or regulation or any judgment, writ, injunction or order of any court, arbitrator or governmental, administrative or self-regulatory body or agency, applicable to such party, (y) except for (A) requirements, if any, arising out of any required pre-merger notification and related filings with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the HSR Act and (B) requirements, if any, arising out of the rules and regulations adopted by the Federal Communications Commission, require the consent or authorization of or waiver by or filing with any governmental, administrative, self-regulatory body or agency or any other Person or entity or (z) conflict with, result in the breach of any provision of, result in the modification or termination of, require the consent or authorization of or waiver by or filing with any other parties (other than such as has been obtained prior to the date hereof) to, or result in the creation or imposition of any lien or other encumbrance pursuant to or constitute a default under any material agreement, permit, indenture, note, lease, license or franchise or any other material instrument to which such party is a party.

  (c) Each of the Stockholders, severally and not jointly, represents and warrants to each other Stockholder and the Company that, except for this Agreement (and, in the case of TWE and Newhouse, the Newhouse Voting Agreement, and, in the case of TSAT and Malone, the TSAT Stockholders Agreement), and except as otherwise described in Schedule 22 attached hereto, at the Effective Date, such Stockholder has the sole right to vote and dispose of its Covered Securities in its sole discretion and none of such Covered Securities is subject to any voting trust or other agreement, arrange ment, or restriction with respect to the voting thereof and there is no option, warrant, right, call, proxy or other contract or agreement to which such Stockholder is a party, or by which such Stockholder or any of its Covered Securities is bound or affected, that directly or indirectly provides for the sale, pledge or other Transfer of any of such Stockholder's Covered Securities or any interest therein or any rights with respect thereto, relates to the voting, Transfer or control of any thereof, or obligated such Stockholder or any Affiliate of such Stockholder to grant, offer or enter into any of the foregoing.

  Section 23. No Other Voting Agreements. Subject to Sections 13(a)(B) and 13(b)(C), each Stockholder hereby agrees, and agrees to cause its Affiliates, not to enter into any voting agreement (other than this Agreement) with, nor to grant any proxies or powers of attorney (other than as contemplated by this Agreement) to, nor to deposit into a voting trust with or otherwise directly or indirectly transfer voting power (except as contemplated by this Agreement, including Sections 13(a)(B) and 13(b)(C)) to, any other party herein or any of such party's Affiliates or to any other Person. Notwithstanding this Section 23, each Stockholder hereby acknowledges and agrees that (i) each of TWE and Newhouse are expressly permitted to enter into, and are concurrently with the execution of this Agreement entering into, the Newhouse Voting Agreement and
(ii) each of Malone and TSAT are expressly permitted to enter into, and are concurrently with the execution of this Agreement, entering into, the TSAT Stockholders Agreement. Each of TWE and Newhouse hereby agrees not to amend the Newhouse Voting Agreement without the prior written consent of each other Stockholder.

  Section 24. Events of Default. The following events shall constitute Events of Default with respect to any Stockholder (each, a "Defaulting Party"):

    (i) any of the representations or warranties made by such Stockholder herein shall not be true and correct in all material respects on the date of this Agreement; or

    (ii) any breach or default in the performance by such Stockholder of any material provision of this Agreement.

  Section 25. Remedies; Specific Performance. (a) Upon the occurrence and continuance of an Event of Default for fifteen (15) calendar days after delivery by any other Stockholder to the Defaulting Party of a written notice of such Event of Default: (i) each Stockholder that is not a Defaulting Party shall be entitled to any remedies that may be available to such Stockholder with respect to such Event of Default at law or in equity, including seeking to enjoin such Event of Default or seeking to obtain specific performance of a Defaulting Party's obligations; and (ii) each Stockholder that is not a Defaulting Party shall be entitled to, so long as such Event of Default shall continue,

    (x) take any action as shall be necessary or appropriate to cause the removal from the Board of each director nominated or designated by the Defaulting Party in accordance with this Agreement; and

    (y) deliver notice to the Defaulting Party stating that such non-Defaulting Party is exercising its right pursuant to this Section 25(a)(y), and upon receipt of such a notice, the Defaulting Party shall immediately cease to have any rights under this Agreement; provided, that such rights shall be automatically reinstated at such time as such Event of Default shall be cured;

provided, however, that in all other respects the Defaulting Party shall continue to have the obligations set forth in this Agreement.

  (b) In order to effectuate the provisions of Section 25(a)(x), each Stockholder hereby irrevocably grants to and appoints each other Stockholder (and any officer of such Stockholder or each of them individually), such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, act by written consent or grant a consent, proxy or approval in respect of such granting Stockholder's shares of, in the case of a Specified Class B Holder, Class B Stock, in the case of GE, GE Shares, and in the case of a Class C Holder, Class C Stock, in each case exclusively to remove from the Board the directors nominated or designated by such granting Stockholder in accordance with this Agreement; provided, that such proxy will only become effective upon the date that such granting Stockholder becomes a Defaulting Party and shall only remain in effect for so long as the Event of Default which caused the granting Stockholder to become a Defaulting Stockholder has not been cured, subject to being reinstated on the foregoing terms if such granting Stockholder shall thereafter again become a Defaulting Stockholder. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 25(b) is given in connection with the execution of the asset transfer and merger agreements executed in respect of the Restructuring Transaction and that such irrevocable proxy is given to secure the performance of the obligations of such Stockholder under this Agreement. Each such Stockholder hereby further affirms that each proxy hereby granted shall, for the term of this Agreement, be irrevocable and shall be deemed coupled with an interest, in accordance with Section 212(e) of the GCL.

  (c) The remedies set forth in this Section 25 shall not be mutually exclusive, and selection of or resort to any such remedy shall not preclude the selection of or resort to any other such remedy and no selection of or resort to a remedy shall constitute a waiver of any other remedy available hereunder.

  (d) The parties hereto acknowledge that the benefits to them under this Agreement are unique, that they are willing to enter into this Agreement only upon performance by each other Stockholder of all their obligations hereunder and that monetary damages would not afford an adequate remedy for failure to perform any such obligations hereunder. Accordingly, the parties hereby consent to specific performance of their obligations hereunder and waive any requirement for securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief to enforce their rights hereunder.

  Section 26. Covenants of the Company. (a) The Company hereby agrees that until the earlier to occur of (x) the fifth anniversary of the Effective Date and (y) the Class C Termination Date, any "Ancillary Investment" (as defined below) in excess of U.S. $50,000,000 shall not be effected by the Company without the affirmative vote of (i) a simple majority (as defined by the By-laws) of the Board, (ii) a simple majority of the B Directors and (iii) a simple majority of the C Directors. As used herein, "Ancillary Investment" shall mean any investment or activity described in clause (ii) or (iii) of the definition of Satellite Television Business.

  (b) The Company hereby agrees that until the Class C Termination Date, it shall not engage in any business other than the Satellite Television Business, except for (x) any engagement resulting from the acquisition of a business or division at least a majority of the consolidated annual revenues of which (as of the date of the applicable acquisition agreement) were derived from the Satellite Television Business, if the portion of the acquired business or division which is not engaged in or useful to the Satellite Television Business has a fair market value (determined as set forth in clause
(iii) of the definition of Cash Equivalent) of U.S. $100,000,000 or less or
(y) any engagement for which the Company obtains the prior written consent of either (A) any two of Comcast, Cox and MediaOne or (B) the holders of at least 83% of the total voting power of the then outstanding shares of Class C Stock and the holders of at least a majority of the total voting power of the then outstanding shares of Class B Stock.

  Section 27. Term; Parties in Interest; Liability. (a) This Agreement shall become effective on the date hereof and shall continue in effect until the tenth anniversary of the date hereof whereupon it shall terminate, provided that obligations incurred under this Agreement prior to such termination shall survive such termination, and the provisions of this Section 27 and Sections 28 through 36 shall survive such termination.

  (b) At such time as a party to this Agreement (other than the Company) shall cease to be a Stockholder, such former Stockholder shall cease to have any rights or obligations under this Agreement (other than under Section 29 hereof in respect of the matters addressed in the proviso hereto); provided, that any such former Stockholder shall be entitled to enforce any rights (and pursue any claims in respect thereof) accruing to such former Stockholder under this Agreement prior to the time that it ceased to be a Stockholder, and such former Stockholder shall continue to be liable for all obligations incurred by such former Stockholder under this Agreement prior to the time that it ceased to be a Stockholder.

  (c) MediaOne hereby agrees that it shall be liable (jointly and severally with the MediaOne Transferors) for all obligations of the MediaOne Transferors under this Agreement.

  Section 28. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  Section 29. Exclusive Jurisdiction. With respect to any suit, action or proceeding relating to this Agreement (collectively, a "Proceeding"), each party to this Agreement irrevocably:

    (i) consents and submits to the exclusive jurisdiction of the courts of the States of New York and Delaware and any court of the United States located in the Borough of Manhattan in New York City or the State of Delaware;

    (ii) waives any objection which such party may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have jurisdiction over such party; and

    (iii) consents to the service of process at the address set forth for notices in Section 30 herein; provided that such manner of service of process shall not preclude the service of process in any other manner permitted under applicable law.

  Section 30. Notices. Any notice or other communication that is required or that may be given in connection with this Agreement shall be in writing and shall be delivered personally, telecopied or sent by certified, registered or express mail or by Federal Express or similar courier service, postage prepaid, and shall be deemed given when so received if delivered personally or by telecopy or, if mailed, seven (7) calendar days after the date of mailing (three (3) calendar days in the case of express mail, Federal Express or similar courier service), as follows:

    If to the Company:

    8085 South Chester Street, Suite 300
    Englewood, CO 80112
    Attention of President
    Facsimile: (303) 712-4977

    With a separate copy delivered to:

    Baker & Botts, LLP
    599 Lexington Avenue
    New York, NY 10022
    Attention of Marc A. Leaf, Esq.
    Facsimile: (212) 705-5125

    If to TSAT:

    8085 South Chester Street, Suite 300
    Englewood, CO 80112
    Attention of: Kenneth G. Carroll
    Facsimile: (303) 712-4973

    With a separate copy delivered to:

    Baker & Botts, LLP
    599 Lexington Avenue
    New York, NY 10022
    Attention of Marc A. Leaf, Esq.
    Facsimile: (202) 705-5125

    If to TWE:

    290 Harbor Drive
    Stamford, CT 06902
    Attention of General Counsel, Time Warner Cable
    Facsimile: (203) 328-4840

    With a separate copy delivered to:

    Cravath, Swaine & Moore
    825 Eighth Avenue
    New York, NY 10019
    Attention of John T. Gaffney, Esq.
    Facsimile: (212) 474-3700

    If to Newhouse:

    5015 Campuswood Drive
    East Syracuse, NY 13057
    Attention of Robert J. Miron
    Facsimile: (315) 463-4127

    With a separate copy delivered to:

    Sabin, Bermant & Gould
    350 Madison Avenue
    New York, NY 10017
    Attention of Arthur J. Steinhauer, Esq.
    Facsimile: (212) 692-4406

    If to Comcast:

    1500 Market Street
    Philadelphia, PA 19102
    Attention of General Counsel
    Facsimile: (215) 981-7794

    With a separate copy delivered to:

    Comcast Corporation
    1500 Market Street
    Philadelphia, PA 19102
    Attention of Kathleen M. Hyneman, Esq.
    Facsimile: (215) 981-7794

    If to Cox:

    1400 Lake Hearn Drive
    Atlanta, GA 30319
    Attention of Ajit Dalvi
    Facsimile: (404) 847-6542

    With a separate copy delivered to:

    Dow, Lohnes & Albertson
    1200 New Hampshire Avenue, N.W.
    Suite 800
    Washington, DC 20036
    Attention of Stuart Sheldon, Esq.
    Facsimile: (202) 776-222

    If to MediaOne:

    US WEST Media Group, Inc.
    9785 Maroon Circle, Suite 420
    Englewood, CO 80111
    Attention of President
    Facsimile: (303) 754-5452

    With a separate copy delivered to:

    US WEST Media Group, Inc.
    188 Inverness Drive
    Englewood, CO 80112
    Attention of General Counsel
    Facsimile: (303) 793-6707

    If to GE:

    Four Research Way
    Princeton, NJ 08540
    Attention of General Counsel
    Facsimile: (609) 987-4233

    With a separate copy delivered to:

    Hogan & Hartson
    555 13th Street N.W.
    Washington DC 20004
    Attention of Timothy A. Lloyd, Esq.
    Facsimile: (202) 637-5910

    If to Malone:

    Tele-Communications, Inc.
    4100 East Drycreek Road
    Littleton, CO 80122
    Attention of Stephen M. Brett, Esq.
    Facsimile: (303) 488-3245

    With a separate copy delivered to:

    Baker & Botts, LLP
    599 Lexington Avenue
    New York, NY 10022
    Attention of Elizabeth M. Markowski, Esq.
    Facsimile: (212) 705-5125

  Section 31. No Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, and, with respect to Malone, in the event of Malone's incapacity or death, his legal representative, the executor or administrator of his estate, and his heirs and beneficiaries. Except as specifically provided herein, this Agreement and the rights and obligations hereunder may not be assigned, in whole or in part. In connection with any Transfer by a Stockholder to a Permitted Transferee of such Stockholder in accordance with
Section 13, such Permitted Transferee shall, as a condition precedent to such Transfer, become a party to this Agreement, by executing and delivering to each other party to this Agreement a counterpart hereof, whereupon such Permitted Transferee shall become a party to this Agreement as a Specified Class B Holder or a Class C Holder or GE, as applicable, and shall be bound by and entitled to the benefits of this Agreement, for all purposes hereof. Upon such execution and delivery by a Permitted B Transferee or Permitted C Transferee, such Permitted B Transferee or Permitted C Transferee shall become a Specified Class B Holder or a Class C Holder, respectively, for all purposes herein, including the right to exercise a right of first refusal pursuant to Sections 17 and 18; provided, that no Specified Class B Holder, Class C Holder or GE shall be under any obligation to deliver Transfer Notices or Exercise Notices to such Person under Section 17 or 18, as applicable, in respect of a proposed Transfer the Transfer Notices for which were sent prior to the date such Person became a Specified Class B Holder or Class C Holder (however, such Person shall be entitled to exercise a right of first refusal in respect of such Transfer if such Person is able to meet the applicable deadline for delivery of an Exercise Notice pursuant to such Section 17 or 18, as applicable). Any purported assignment in violation of this Section 31 shall be void and unenforceable.

  Section 32. Descriptive Headings. The headings in this Agreement are for reference purposes only and do not form part of this Agreement, nor shall such headings in any way affect the meaning or interpretation of any provisions herein.

  Section 33. Severability. If any Section, sentence, subsection, term or provision in this Agreement is determined to be illegal, invalid or unconstitutional by any court, such determination shall have no effect on the validity of any other Section, sentence, subsection, term or provision herein, all of which shall remain in full force and effect for the term of this Agreement; provided, however, that the Parties agree to negotiate in good faith with respect to an equitable modification of any such Section, sentence, subsection, term or provision or application thereof held to be illegal, invalid or unconstitutional so as to put each party in substantially the same position with respect to such Section, sentence, subsection, term or provision or application thereof as such party was prior to such determination. To the extent permissible under applicable law, each party to this Agreement hereby waives any provision of applicable law that would render any Section, sentence, subsection, term or provision in this Agreement invalid, illegal or unenforceable in any respect.

  Section 34. Amendments. This Agreement may not be amended except by a written instrument duly signed by each Stockholder and, if such amendment alters any obligations of the Company hereunder, the Company.

  Section 35. Share Number Adjustment. All references in this Agreement to a number of shares of Class B Stock or Class C Stock outstanding on the Effective Date (in each case, a "Share Number") shall mean the applicable Share Number as adjusted, from time to time, on a cumulative basis, as provided in the next sentence. If after the Effective Date the Company (A) splits, subdivides, or combines its outstanding shares of such Class B Stock or Class C Stock into a greater or smaller number of shares, (B) issues by reclassification or recapitalization of such Class B Stock or Class C Stock any shares of capital stock of the Corporation, or (C) pays a dividend or makes a distribution on, such shares of Class B Stock or Class C Stock in shares of Class B Stock or Class C Stock (as applicable), the applicable Share Number as in effect immediately prior to such action shall be adjusted to reflect the number of such shares that would have been outstanding on the Effective Date had such action been taken on the Effective Date prior to computation of such Share Number.

  Section 36. Integration. This Agreement, the Restructuring Agreement, the Merger Agreements, the Asset Transfer Agreements, the US West Guarantee, the Reimbursement Agreements, the Malone Letter, the Newhouse Voting Agreement, the Registration Rights Agreement, the Voting Agreements, the Tax Sharing Agreement, the TSAT Merger Agreement, the TSAT Stockholders Agreement, the Drop Down Agreement and the TSAT Tempo Agreement (each as defined in the Restructuring Agreement) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and under standings among the parties with respect thereto.

  Section 37. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed as of the day first written above.

                                          Primestar, Inc., a Delaware
                                           corporation,

                                          by
                                            -----------------------------------
                                            Name:
                                            Title:

                                          TCI Satellite Entertainment, Inc., a
                                           Delaware corporation,

                                          by
                                            -----------------------------------
                                            Name:
                                            Title:

                                          Time Warner Entertainment Company,
                                           L.P., a Delaware limited
                                           partnership,

                                          by American Television and
                                             Communications Corporation, a
                                             general partner,

                                              by
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                          Advance/Newhouse Partnership, a New
                                           York general partnership,

                                          by Advance Communication Corp., a
                                             general partner,

                                              by
                                                --------------------------------
                                                 Name:
                                                 Title:

                                          Comcast Corporation, a Pennsylvania
                                           corporation,

                                          by
                                            ------------------------------------
                                            Name:
                                            Title:

                                          Cox Communications, Inc., a Delaware
                                           corporation,

                                          by
                                            ------------------------------------
                                            Name:
                                            Title:

                                          Mediaone of Delaware, Inc., a
                                           Delaware corporation,

                                          by
                                            ------------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company of
                                           Chicago, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company of
                                           Minnesota, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company of New
                                           England, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company of
                                           Michigan, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company of
                                           Ohio, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Continental Satellite Company of
                                           Virginia, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          Mediaone Satellite II, Inc.,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:

                                          GE American Communications, Inc., a
                                           Delaware corporation,

                                          by
                                             ----------------------------------
                                            Name:
                                            Title:


                                          -------------------------------------
                                                     John C. Malone

                                                                       EXHIBIT A


                    [Shares--To be attached on Closing Date]

                                                                      EXHIBIT B

                    FORM OF BOARD RESOLUTION OF THE COMPANY

  RESOLVED, that until the Board of Directors by resolution otherwise provides, each of the following actions by the Company shall require the prior approval of the Board of Directors, by the requisite vote thereof as specified in the By-laws:

    (i) the approval, amendment or substitution of the annual budget of the Company and its subsidiaries;

    (ii) any expenditure by the Company or any of its subsidiaries not contemplated by the approved budget that individually is in excess of $1,000,000 or that collectively in any annual period exceeds $10,000,000.

    (iii) the appointment and removal of senior executive officers of the Company (including the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer);

    (iv) the incurrence by the Company (or any subsidiary thereof) of any indebtedness or other liability (including contingent liabilities pursuant to guarantees or otherwise) for borrowed money (other than borrowings under credit facilities made in accordance with approved budgets), any refinancings of outstanding indebtedness for borrowed money of the Company (or any subsidiary thereof), the issuance by the Company (or any subsidiary thereof) of any debt securities or the entering by the Company into any contract, agreement, commitment or arrangement with respect to any of the foregoing, in each case individually involving an obligation of the Company (or any subsidiary thereof) in excess of U.S. $10,000,000 or collectively in excess of U.S. $25,000,000;

    (v) the grant of any security for any indebtedness for borrowed money of the Company (or any subsidiary thereof) or the provision of any additional security for any of their respective secured indebtedness for borrowed money or the grant of any security for the purchase price of any property (other than purchase money security interests attaching only to the property so acquired), in each case individually involving a capital commitment (contingent or otherwise) by the Company (or any subsidiary thereof) in excess of U.S. $10,000,000 or collectively in excess of U.S. $25,000,000;

    (vi) the making of any capital expenditures (including with respect to equipment, satellites, programming or other matters to be agreed upon) that are not specifically provided for in the approved budget and that are individually in excess of U.S. $1,000,000 or collectively in excess of U.S. $10,000,000 for any fiscal year;

    (vii) matters relating to any material litigation involving the Company or any of its Affiliates;

    (viii) any issuance by the Company of equity securities not subject to super-majority approval, other than issuances upon the conversion, exercise or exchange of outstanding rights and convertible or exchangeable securities;

    (ix) any amendment, alteration or repeal of any provision of the Charter or By-laws not subject to super-majority approval or other requisite vote expressly provided for; and

    (x) the making by the Company (or any controlled subsidiary thereof) of any loans or advances to others (other than loans and advances by the Company to its wholly owned subsidiaries or by a wholly owned subsidiary to another wholly owned subsidiary of the Company) or the acquisition by the Company (or any controlled subsidiary thereof) of debt securities of others, in each case other than in the ordinary course of business.

                                                                     APPENDIX H
                                                                            H-1

  VOTING AGREEMENT (this "Agreement"), dated as of June 12, 1997, among John
C. Malone ("Malone"), TIME WARNER CABLE, a division of Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWC"), COMCAST CORPORATION, a Pennsylvania corporation ("Comcast"), TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT"), COX COMMUNICATIONS, INC., a Delaware corporation ("Cox"), MEDIAONE OF DELAWARE INC., a Delaware corporation ("MediaOne"), ADVANCE/NEWHOUSE PARTNERSHIP, a New York general partnership ("Newhouse"), and GE AMERICAN COMMUNICATIONS, INC., a Delaware corporation ("GE", and together with TWC, Comcast, TSAT, Cox, MediaOne and Newhouse, the "Parties" and each individually, a "Party").

  WHEREAS, the Parties have agreed to exchange their respective interests in PRIMESTAR Partners L.P., a Delaware limited partnership, and certain related assets for (i) an amount of cash (or the assumption of debt by a public company ("NewCo") that will be the ultimate parent entity of or otherwise hold the assets of TSAT) and (ii) shares of NewCo Common Stock and certain voting rights in connection therewith (collectively, the "Roll-up"); and

  WHEREAS, the transactions contemplated by the Parties in connection with the Roll-up are described in the Letter and Summary of Business Terms attached hereto as Exhibit A.

  NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Malone and each Party hereby agrees as follows:

  Section 1. Agreement to Vote. In connection with any vote or written consent of stockholders of TSAT to approve the Roll-up, Malone hereby agrees, and represents and warrants to each Party, that he shall vote or cause to be voted (or act by consent in respect of) all shares (the "Shares") of TSAT Common Stock which he shall have the power to vote or direct the vote of, in each case at the time of such stockholder vote or action by written consent, exclusively in favor of each transaction described in the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A, substantially in the form contemplated therein.

  Section 2. Proxy. Malone hereby irrevocably appoints each Party (and any officer of such Party or each of them individually), with full power of substitution, the proxy of such stockholder with full power and authority, in the event that he shall at any time fail to perform his obligations under
Section 1 hereof, to vote or act by written consent in respect of the Shares exclusively in favor of each transaction described in the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A, substantially in the form contemplated therein. The proxy hereby granted shall, for the term of this Agreement, be irrevocable and shall be deemed coupled with an interest, in accordance with Section 212 of the Delaware General Corporation Law.

  Section 3. Restriction on Transfer. Malone shall not, directly or indirectly, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Shares or any interest therein (except, in the case of a transfer, if the transferee agrees in writing to be bound by the terms of this Voting Agreement), (ii) except as contemplated by this Agreement, grant any proxies or power of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to the Shares; or (iii) take any action that would have the effect of preventing or disabling him from performing his obligations under this Agreement.

  Section 4. Stop Transfer. Malone agrees with, and covenants to, each Party, that he shall not request that TSAT register the transfer (book entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement (including the provisions of

                                     H-1-1

Section 3 hereof). TSAT agrees with, and covenants to, each other Party that TSAT shall not register the transfer (book entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 3 hereof). In the event of a stock dividend or distribution, or any change in TSAT's stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

  Section 5. Specific Performance. In the event of any breach of the provisions hereof by Malone, each Party shall be entitled, in addition to any other remedies that such Party may have at law or in equity, to injunctive relief or an order of specific performance. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

  Section 6. Term. This Agreement shall become effective on the date hereof and shall continue in effect until the earlier of (i) the termination of the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A pursuant to the provisions set forth therein and
(ii) the consummation of all transactions contemplated in the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A and (iii) August 31, 1998.

  Section 7. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without regard to any conflicts of law principles.

  Section 8. Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any person. Any purported assignment in violation of this Section 8 shall be void and unenforceable.

  Section 9. Integration. This Agreement shall constitute the entire understanding among the parties hereto with respect to the subject matter hereof and shall supersede any prior or contemporaneous agreements among such parties with respect thereto.

  Section 10. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.


                                     H-1-2

  IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed as of the date first above written.

                                          John C. Malone

                                                    /s/ John C. Malone
                                          _____________________________________

                                          Time Warner Cable, a division of
                                           Time Warner Entertainment Company,
                                           L.P., a Delaware limited
                                           partnership,

                                                    /s/ Kevin J. Leddy
                                          by___________________________________
                                            Name: Kevin J. Leddy
                                            Title: Sr. Vice President--
                                            Marketing

                                          Comcast Corporation, a Pennsylvania
                                           corporation,

                                                   /s/ Julian A. Brodsky
                                          by___________________________________
                                            Name: Julian A. Brodsky
                                            Title: Vice Chairman

                                          TCI Satellite Entertainment, Inc., a
                                           Delaware corporation,

                                                    /s/ Gary S. Howard
                                          by___________________________________
                                            Name: Gary S. Howard
                                            Title: Chief Executive Officer

                                          Cox Communications, Inc., a Delaware
                                           corporation,

                                                      /s/ Ajit Dalvi
                                          by___________________________________
                                            Name: Ajit Dalvi
                                            Title: Senior Vice President

                                          MediaOne of Delaware Inc., a
                                           Delaware corporation,

                                                   /s/ Douglas D. Holmes
                                          by___________________________________
                                            Name: Douglas D. Holmes
                                            Title: E.V.P. Finance & Strategy

                                     H-1-3

                                          Advance/Newhouse Partnership, a New
                                           York general partnership,

                                          by Advance Communication Corp., a
                                           New York corporation and a general
                                           partner

                                                     /s/ Robert Miron
                                          by___________________________________
                                            Name: Robert Miron
                                            Title: President

                                          GE American Communications, Inc., a
                                           Delaware corporation,

                                                     /s/ John Connelly
                                          by___________________________________
                                            Name: John Connelly
                                            Title: Chairman and CEO

                                     H-1-4

  VOTING AGREEMENT (this "Agreement"), dated as of June 12, 1997, among DONNE
F. FISHER, as Co-Personal Representative of the Estate of Robert Magness (the "Representative"), TIME WARNER CABLE, a division of Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWC"), COMCAST CORPORATION, a Pennsylvania corporation ("Comcast"), TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT"), COX COMMUNICATIONS, INC., a Delaware corporation ("Cox"), MEDIAONE OF DELAWARE INC., a Delaware corporation ("MediaOne"), ADVANCE/NEWHOUSE PARTNERSHIP, a New York general partnership ("Newhouse"), and GE AMERICAN COMMUNICATIONS, INC., a Delaware corporation ("GE", and together with TWC, Comcast, TSAT, Cox, MediaOne and Newhouse, the "Parties" and each individually, a "Party").

  WHEREAS, the Parties have agreed to exchange their respective interests in PRIMESTAR Partners L.P., a Delaware limited partnership, and certain related assets for (i) an amount of cash (or the assumption of debt by a public company ("NewCo") that will be the ultimate parent entity of or otherwise hold the assets of TSAT) and (ii) shares of NewCo Common Stock and certain voting rights in connection therewith (collectively, the "Roll-up"); and

  WHEREAS, the transactions contemplated by the Parties in connection with the Roll-up are described in the Letter and Summary of Business Terms attached hereto as Exhibit A.

  NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Representative and each Party hereby agrees as follows:

  Section 1. Agreement to Vote. In connection with any vote or written consent of stockholders of TSAT to approve the Roll-up, the Representative hereby agrees, and represents and warrants to each Party, that the Representative shall vote or cause to be voted (or act by consent in respect of) all shares (the "Shares") of TSAT Common Stock which the Representative, in his capacity as personal representative of the estate of Robert Magness, shall have the power to vote or direct the vote of, in each case at the time of such stockholder vote or action by written consent, exclusively in favor of each transaction described in the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A, substantially in the form contemplated therein.

  Section 2. Proxy. The Representative hereby irrevocably appoints each Party (and any officer of such Party or each of them individually), with full power of substitution, the proxy of such stockholder with full power and authority, in the event that the Representative shall at any time fail to perform his obligations under Section 1 hereof, to vote or act by written consent in respect of the Shares exclusively in favor of each transaction described in the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A, substantially in the form contemplated therein. The proxy hereby granted shall, for the term of this Agreement, be irrevocable and shall be deemed coupled with an interest, in accordance with Section 212 of the Delaware General Corporation Law.

  Section 3. Specific Performance. In the event of any breach of the provisions hereof by the Representative, each Party shall be entitled, in addition to any other remedies that such Party may have at law or in equity, to injunctive relief or an order of specific performance. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

  Section 4. Term. This Agreement shall become effective on the date hereof and shall continue in effect until the earlier of (i) the termination of the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A pursuant to the provisions set forth therein and
(ii) the

                                     H-2-1
consummation of all transactions contemplated in the Letter and Summary of Business Terms for the PRIMESTAR Partners Roll-Up attached hereto as Exhibit A and (iii) August 31, 1998.

  Section 5. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without regard to any conflicts of law principles.

  Section 6. Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any person. Any purported assignment in violation of this Section 6 shall be void and unenforceable.

  Section 7. Integration. This Agreement shall constitute the entire understanding among the parties hereto with respect to the subject matter hereof and shall supersede any prior or contemporaneous agreements among such parties with respect thereto.

  Section 8. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed as of the date first above written.

                                          Donne F. Fisher, as Co-Personal
                                          Representative of the Estate of
                                          Robert Magness,

                                                    /s/ Donne F. Fisher
                                          _____________________________________


                                          Time Warner Cable, a division of
                                          Time Warner Entertainment Company,
                                          L.P., a Delaware limited
                                          partnership,

                                                    /s/ Kevin J. Leddy
                                          by __________________________________
                                            Name: Kevin J. Leddy
                                            Title: Sr. Vice President--
                                            Marketing

                                          Comcast Corporation, a Pennsylvania
                                          corporation,

                                                   /s/ Julian A. Brodsky
                                          by __________________________________
                                            Name: Julian A. Brodsky
                                            Title: Vice Chairman

                                     H-2-2

                                          TCI Satellite Entertainment, Inc., a
                                          Delaware corporation,

                                                    /s/ Gary S. Howard
                                          by __________________________________
                                            Name: Gary S. Howard
                                            Title: Chief Executive Officer

                                          Cox Communications, Inc., a Delaware
                                          corporation,

                                                      /s/ Ajit Dalvi
                                          by __________________________________
                                            Name: Ajit Dalvi
                                            Title: Senior Vice President

                                          MediaOne of Delaware Inc., a
                                          Delaware corporation,

                                                   /s/ Douglas D. Holmes
                                          by __________________________________
                                            Name: Douglas D. Holmes
                                            Title: E.V.P. Finance & Strategy

                                          Advance/Newhouse Partnership, a New
                                          York general partnership,

                                          by Advance Communication Corp., a
                                             New York corporation and a
                                             general partner,

                                                     /s/ Robert Miron
                                             by _______________________________
                                                Name: Robert Miron
                                                Title: President

                                          GE American Communications, Inc., a
                                          Delaware corporation,

                                                     /s/ John Connelly
                                          by __________________________________
                                            Name: John Connelly
                                            Title: Chairman and CEO

                                     H-2-3

  AGREEMENT (this "Agreement"), dated as of June 12, 1997, among TELE-COMMUNICATIONS, INC., a Delaware corporation ("TCI"), John C. Malone ("Malone"), TIME WARNER CABLE, a division of Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWC"), COMCAST CORPORATION, a Pennsylvania corporation ("Comcast"), TCI SATELLITE ENTERTAINMENT, INC., a Delaware corporation ("TSAT"), COX COMMUNICATIONS, INC., a Delaware corporation ("Cox"), MEDIAONE OF DELAWARE INC., a Delaware corporation ("MediaOne"), ADVANCE/NEWHOUSE PARTNERSHIP, a New York general partnership ("Newhouse"), and GE AMERICAN COMMUNICATIONS, INC., a Delaware corporation ("GE", and together with Malone, TWC, Comcast, TSAT, Cox, MediaOne and Newhouse, the "Parties" and each individually, a "Party").

  WHEREAS, the Parties have agreed to exchange their respective interests in PRIMESTAR Partners L.P., a Delaware limited partnership, and certain related assets for (i) an amount of cash (or the assumption of debt by a public company ("NewCo") that will be the ultimate parent entity of or otherwise hold the assets of TSAT) and (ii) shares of NewCo Common Stock and certain voting rights in connection therewith (collectively, the "Roll-up"); and

  WHEREAS, the transactions contemplated by the Parties in connection with the Roll-up are described in the Letter and Summary of Business Terms attached hereto as Exhibit A (the "Roll-up Letter").

  NOW, THEREFORE, in consideration of the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, TCI and each Party hereby agrees as follows:

  Section 1. Agreement to Vote. In connection with any vote or written consent of stockholders of TSAT to approve the Roll-up, TCI hereby agrees, and represents and warrants to each Party, that it shall vote or cause to be voted (or act by consent in respect of) all shares (the "Shares") of TSAT Common Stock which TCI shall have the power to vote or direct the vote of, if any, in each case at the time of such stockholder vote or action by written consent, exclusively in favor of each transaction described in the Roll-up Letter, substantially in the form contemplated therein.

  Section 2. Proxy. TCI hereby irrevocably appoints each Party (and any officer of such Party or each of them individually), with full power of substitution, the proxy of such stockholder with full power and authority, in the event that TCI shall at any time fail to perform his obligations under
Section 1 hereof, to vote or act by written consent in respect of the Shares exclusively in favor of each transaction described in the Roll-up Letter, substantially in the form contemplated therein. The proxy hereby granted shall, for the term of this Agreement, be irrevocable and shall be deemed coupled with an interest, in accordance with Section 212 of the Delaware General Corporation Law.

  Section 3. Restriction on Transfer. TCI shall not, directly or indirectly,
(i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Shares or any interest therein (except, in the case of a transfer, if the transferee agrees in writing to be bound by the terms of this Voting Agreement), (ii) except as contemplated by this Agreement, grant any proxies or power of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to the Shares; or (iii) take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement.

  Section 4. Stop Transfer. TCI agrees with, and covenants to, each Party, that it shall not request that TSAT register the transfer (book entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 3 hereof). TSAT agrees with, and covenants to, each other Party that TSAT shall not register the transfer

                                     H-3-1

(book entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 3 hereof). In the event of a stock dividend or distribution, or any change in TSAT's stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

  Section 5. Roll-up Letter. If at any time prior to consummation of the Roll-up, TCI acquires beneficial ownership of any shares of TSAT Common Stock beneficially owned by Kearns-Tribune Corporation, a Utah corporation ("Kearns") (whether by merger, acquisition or otherwise), or if Kearns fails to enter into definitive documentation for the Roll-up prior to consummation of the Roll-up and TCI obtains beneficial ownership of any such shares of TSAT Common Stock at any time at or after the consummation of the Roll-up, TCI shall enter into and become a party to the Roll-up Letter (and to any stockholders agreement or other definitive documentation entered into by the other parties to such Roll-up Letter in accordance therewith) as a "Specified Series B Holder", to the same extent as if TCI were an original party thereto and all references therein to Kearns referred instead to TCI.

  Section 6. Kearns Merger. TCI and Kearns are parties to an agreement (the "TCI/KT Agreement") which provides for the acquisition of Kearns by TCI in accordance with the terms thereof (the "TCI/KT Transaction"). TCI currently expects (but cannot assure) that the TCI/KT Transaction will be consummated during the second quarter of 1997. TCI hereby represents and warrants that the TCI/KT Agreement contains provisions restricting the right of Kearns to transfer assets of Kearns without the prior consent of TCI. TCI agrees that it will not grant any consent to or otherwise permit Kearns to transfer any shares of TSAT Common Stock unless Kearns shall first have entered into and become a party to the Roll-up Letter (and to any stockholders agreement or other definitive documentation entered into by the other parties to such Roll-up Letter in accordance therewith) and the proposed transferee of such shares shall have agreed to enter into and become a party to all such agreements.

  Section 7. Specific Performance. In the event of any breach of the provisions hereof by TCI, each Party shall be entitled, in addition to any other remedies that such Party may have at law or in equity, to injunctive relief or an order of specific performance. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

  Section 8. Term. This Agreement shall become effective on the date hereof and shall continue in effect until the earlier of (i) the termination of the Roll-up Letter pursuant to the provisions set forth therein and (ii) 180 days after the consummation of all transactions contemplated in the Roll-up Letter and (iii) August 31, 1998.

  Section 9. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, without regard to any conflicts of law principles.

  Section 10. Assignment. No party hereto may assign any of its rights or obligations under this Agreement to any person. Any purported assignment in violation of this Section 10 shall be void and unenforceable.

  Section 11. Integration. This Agreement shall constitute the entire understanding among the parties hereto with respect to the subject matter hereof and shall supersede any prior or contemporaneous agreements among such parties with respect thereto.

  Section 12. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument.

                                     H-3-2

  IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed as of the date first above written.

                                          JOHN C. MALONE,

                                                    /s/ John C. Malone
                                          _____________________________________

                                          Tele-Communications, Inc., a
                                          Delaware corporation,

                                                   /s/ Stephen M. Brett
                                          by___________________________________
                                            Name: Stephen M. Brett
                                            Title: Executive Vice President

                                          Time Warner Cable, a division of
                                          Time Warner Entertainment Company,
                                          L.P., a Delaware limited
                                          partnership,

                                                    /s/ Kevin J. Leddy
                                          by___________________________________
                                            Name: Kevin J. Leddy
                                            Title: Sr. Vice President--
                                            Marketing

                                          Comcast Corporation, a Pennsylvania
                                          corporation,

                                                   /s/ Julian A. Brodsky
                                          by___________________________________
                                            Name: Julian A. Brodsky
                                            Title: Vice President

                                          TCI Satellite Entertainment, Inc., a
                                          Delaware corporation,

                                                    /s/ Gary S. Howard
                                          by___________________________________
                                            Name: Gary S. Howard
                                            Title: Chief Executive Officer

                                          Cox Communications, Inc., a Delaware
                                          corporation,

                                                      /s/ Ajit Dalvi
                                          by___________________________________
                                            Name: Ajit Dalvi
                                            Title: Senior Vice President


                                     H-3-3

                                          Mediaone of Delaware Inc., a
                                          Delaware corporation,

                                                   /s/ Douglas D. Holmes
                                          by___________________________________
                                            Name: Douglas D. Holmes
                                            Title: E.V.P. Finance & Strategy

                                          Advance/Newhouse Partnership, a New
                                          York general partnership,

                                          by Advance Communication Corp., a
                                             New York corporation and a
                                             general partner,

                                                     /s/ Robert Miron
                                             by________________________________
                                                Name: Robert Miron
                                                Title: President

                                          GE American Communications, Inc., a
                                          Delaware corporation,

                                                     /s/ John Connelly
                                          by___________________________________
                                            Name: John Connelly
                                            Title: Chairman and CEO

                                     H-3-4

                                                                APPENDIX I

                          [MERRILL LYNCH LETTERHEAD]

[LOGO] MERRILL LYNCH

                                                        February 6, 1998

Board of Directors

TCI Satellite Entertainment, Inc.
8085 South Chester Street
Suite 300
Englewood, CO  80112

Members of the Board of Directors:

          TCI Satellite Entertainment, Inc., a Delaware corporation ("TSAT") proposes to enter into (i) a Merger and Contribution Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "Merger and Contribution Agreement"), among (1) PRIMESTAR, Inc. ("New PRIMESTAR") and
(2) TSAT, Time Warner Entertainment Company, L.P. ("TWE"), Advance/Newhouse Partnership ("Newhouse"), Comcast Corpora tion ("Comcast"), Cox Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne" and together with TWE, Newhouse, Comcast and Cox, the "Series C Stockholders"), and GE American Communications, Inc. ("GE Americom") (collectively, the "Restructuring Parties"), (ii) an Asset Transfer Agreement dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Asset Transfer Agreement") between TSAT and New PRIMESTAR, (iii) an Agreement and Plan of Merger dated as of February 6, 1998 (together with the exhibits and schedules thereto, the "TSAT Merger Agreement"), between TSAT and New PRIMESTAR, (iv) each of the other agreements contemplated by the Restructuring Agreement to which TSAT is a party and (v) the transactions con templated by the Restructuring Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and such other agreements (collectively, the "Roll-up Plan"). The Roll-up Plan includes the Restructuring Transaction (as defined below) and the TSAT Merger (as defined below). You have informed us that (i) if the Roll-up Plan is ap proved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger and (ii) TSAT intends to consummate the TSAT Merger as expeditiously as possible after the consummation of the Restructuring Transaction, subject to the satisfaction or waiver of the conditions to closing set forth in the TSAT Merger Agreement. Under the Merger and Contribution Agreement, the businesses of each of TSAT and PRIMESTAR Partners L.P. ("Partnership"), and the PRIMESTAR distribution businesses of TWE, Newhouse, Com cast, Cox and affiliates of MediaOne will be consolidated into New PRIMESTAR (the "Restructuring Transaction"). You have informed us that New PRIMESTAR is a newly formed wholly-owned subsidiary of TSAT.

          The draft Merger and Contribution Agreement dated February 6, 1998 reviewed by us and pro vided by TSAT provides for, among other things, the following transactions to occur on the closing date of the Re structuring
Transaction:

   (1) the contribution and transfer by TSAT to New PRIMESTAR pursuant to the TSAT Asset Transfer Agreement (the "TSAT Asset Transfer") of all the assets and liabilities of TSAT except (i) the capital stock of Tempo Satellite, Inc., a wholly-owned subsidiary of TSAT ("Tempo"), (ii) the consideration to be received by TSAT in the Restructuring Transaction and (iii) the rights and obligations of TSAT under agreements with New PRIMESTAR;

   (2) the merger (each a "Merger" and, collectively, the "Mergers") of each of (i) Comcast DBS, Inc. ("Comcast DBS"), a subsidiary of Comcast,
          (ii) Comcast Satellite Communications, Inc. ("Comcast SCI" and, together with Comcast DBS, "Comcast Satellite"), (iii) Cox Satellite, Inc. ("Cox SI"), a sub sidiary of Cox, and (iv) GE Americom Services, Inc. ("GEAS"), a subsidiary of GE Americom, with and into New PRIMESTAR, in each case in accordance with the terms of a merger agreement with New PRIMESTAR (each, a "Merger Agreement" and, collectively, the "Merger Agreements"); and

[LOGO] MERRILL LYNCH

   (3) the contribution and transfer to New PRIMESTAR by each of TWE, Newhouse, and MediaOne of its respective partnership interest in the Partnership and its PRIMESTAR(R) subscribers and certain other related assets (collectively, and together with all such assets to be acquired by New PRIMESTAR in the Restructuring Transaction, the "PRIMESTAR Assets") and related liabilities (collectively the "PRIMESTAR Liabilities"). The TSAT Asset Transfer and the contribution and transfer of assets by each of TWE, Newhouse and MediaOne are each sometimes referred to herein as an "Asset Transfer" and collectively as the "Asset Transfers," and the TSAT Asset Transfer Agreement and the asset contribution agreements between New PRIMESTAR and each of TWE, Newhouse and MediaOne (and certain of its subsidiaries) are each sometimes referred to herein as an "Asset Transfer Agreement" and collectively as the "Asset Transfer Agreements."

          The TSAT Merger Agreement provides for, among other things, the merger of TSAT with and into New PRIMESTAR, with New PRIMESTAR as the surviving corporation (the "TSAT Merger"). As a result of the TSAT Merger (i) each outstanding share (other than any shares held by TSAT in treasury) of Series A Common Stock, $1.00 par value per share, of TSAT ("TSAT Series A Common Stock") will be converted into the right to receive one share of Class A Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class A Common Stock") and (ii) each outstanding share (other than any shares held by TSAT in treasury) of Series B Com mon Stock, $1.00 par value per share, of TSAT ("TSAT Series B Common Stock" and, together with the TSAT Series A Common Stock, "TSAT Common Stock") will be converted into the right to receive one share of Class B Common Stock, $.01 par value per share, of New PRIMESTAR ("New PRIMESTAR Class B Common Stock"). Each share of New PRIMESTAR's common stock then held by TSAT will be canceled. You have informed us that, if the Roll-up Plan is approved, the Restructuring Transaction will be consummated prior to the anticipated closing date of the TSAT Merger. You have informed us that consummation of the TSAT Merger is subject to regulatory approval and other conditions set forth in the TSAT Merger Agreement and that your intention is to act in accordance with the TSAT Merger Agreement to consummate the same.

          In connection with the Mergers and the Asset Transfers, each of TSAT, Comcast, Cox, MediaOne, Newhouse, TWE and GE Americom will, directly or indirectly, receive from New PRIMESTAR (i) in the case of Cox and MediaOne, an amount of cash, and in the case of TSAT, Newhouse, TWE, Comcast and GE Americom, an as sumption of indebtedness by New PRIMESTAR, (ii) New PRIMESTAR Class A Common Stock, (iii) in the case of TSAT only, New PRIMESTAR Class B Common Stock, and (iv) except in the case of TSAT and GE Americom, New PRIMESTAR Class C Common Stock, in each case in an amount determined pursuant to the Merger and Contribu tion Agreement.

          You have asked us whether the consideration to be received by TSAT and its stockholders pursu ant to the Roll-Up Plan, including the consideration to be received by TSAT pursuant to the Merger and Contribution Agreement, the TSAT Tempo Agreement and the TSAT Asset Transfer Agreement and the consideration to be re ceived by TSAT's stockholders pursuant to the TSAT Merger Agreement, taken as a whole, is fair to TSAT and its stockholders (other than any stockholders that are affiliates of TSAT) from a financial point of view. In arriving at our opinion, we have, among other things:

   (1) reviewed certain publicly available business and financial information relating to TSAT and the Partnership that we deemed relevant;

   (2) reviewed certain financial information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Partnership, each of the other Restruc turing Parties and New PRIMESTAR, as well as the amount and timing of the projected cost sav ings and related expenses expected to result from the Roll-up Plan (the "Expected Cost Savings") furnished to us by TSAT, the Partnership and each of the other Restructuring Parties, respectively;

   (3) conducted discussions with members of senior management and representatives of TSAT con cerning the matters described in clauses
          (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Roll-up Plan and the Expected Cost Savings;

[LOGO] MERRILL LYNCH

   (4) attended meetings of the Partnership during which the Restructuring Parties discussed the Roll-up Plan;

   (5) reviewed the historical market prices, trading activity and valuation multiples for TSAT Common Stock and compared them with those of certain publicly traded companies that we deemed to be comparable;

   (6) compared the proposed financial terms of the Roll-up Plan with the financial terms of certain other private acquisition transactions that we believed to be generally comparable;

   (7) participated in certain discussions and negotiations among representatives of TSAT, the Partner ship and each of the other Restructuring Parties and their financial and legal advisors;

   (8) reviewed the Limited Partnership Agreement dated February 8, 1990, and amendments thereto dated September 1, 1993, December 15, 1993 and October 18, 1996 among ATC Satellite Inc., Com cast DBS, Inc., Continental Satellite Company, Inc., Cox Satellite, Inc., G.E. Americom Services, Inc., New Vision Satellite, TCI K-1, Inc., United Artists K-1 Investments, Inc., Viacom K-Band, Inc. and Warner Cable SSD, Inc.;

   (9) reviewed drafts dated February 6, 1998 of the Merger and Contribution Agreement, the TSAT As set Transfer Agreement, the TSAT Merger Agreement, the TSAT Tempo Agreement, the TSAT Stockholders Agreement, the Stockholders Agreement, and the Registration Rights Agreement, and the forms of the proposed certificate of incorporation and by-laws of New Primestar (collectively, the "Relevant Documents");

   (10)   reviewed the preliminary proxy statement as filed on January 26, 1998;

   (11) reviewed the draft commitment letter dated January 30, 1998 and related term sheet relating to in terim financing to be provided in connection with the Restructuring Transaction; and

   (12) reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

          In preparing our opinion, we have, at your direction, assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by TSAT, the Partnership and the other Restructuring Parties or publicly available or discussed with or reviewed by or for us, and we have, at your direc tion, not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of TSAT, the Partnership or the other Restructuring Parties or been furnished with any such evaluation or appraisal. In addition, we have, at your direction, not assumed any ob ligation to conduct any physical inspection of the properties or facilities of TSAT, the Partnership or the other Re structuring Parties. With respect to the financial forecast information and the Expected Cost Savings furnished to or discussed with us by TSAT, the Partnership or the other Restructuring Parties, we have, at your direction, assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of TSAT's, the Partnership's or the other Restructuring Parties' management as to the expected future financial performance and the Expected Cost Savings of TSAT, New PRIMESTAR, the Partnership or the other Restructuring Parties, as the case may be. We have also assumed that the final form of the Merger and Contribution Agreement, the TSAT Asset Transfer Agreement, the TSAT Merger Agreement and the other Relevant Documents will be substantially similar to the last drafts reviewed by us.

          At your direction, in rendering its opinion, Merrill Lynch has assumed that TSAT is not and will not be subject to registration or regulation under the Investment Company Act of 1940, and therefore has not consid ered the effect or impact upon the business, operations or prospects of TSAT or the value of the capital stock of TSAT of TSAT becoming subject to regulation or registration under the Investment Company Act of 1940, as amended.

[LOGO] MERRILL LYNCH

          Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. In addition, at your direc tion, we have assumed (i) that the TSAT Asset Transfer will be treated for U.S. federal income tax purposes as a tax-free exchange and that no gain or loss will be recognized by TSAT except for the possibility that gain or income may be recognized by TSAT in connection with the assumption of TSAT's outstanding debt;
(ii) that if the TSAT Merger is consummated pursuant to the TSAT Merger Agreement, the TSAT Merger will qualify as a tax-free reorganization pursuant to
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be rec ognized by TSAT or by TSAT stockholders as a result of the TSAT Merger; (iii) that in the course of obtaining the necessary regulatory approvals or other consents or approvals (contractual or otherwise) for the Restructuring Transaction and the TSAT Merger, no restrictions, requirements, amendments or modifications will be imposed that will have an adverse effect on the contemplated benefits of the Roll-up Plan; (iv) under U.S. generally accepted ac counting principles the TSAT Asset Transfer will be recorded at TSAT's historical cost and the remaining elements of the Restructuring Transaction will be treated as the acquisition by New PRIMESTAR of the Partnership interests and the PRIMESTAR Assets, and the assumption by New PRIMESTAR of the PRIMESTAR Liabilities other than those of TSAT, and such acquisition will be accounted for using the purchase method of accounting; and
(v) the TSAT Merger will be treated as the acquisition of TSAT by New PRIMESTAR and such acquisition will be accounted for at TSAT's historical cost. In addition, you have advised us and we have taken into account your intention to refinance (subject to market conditions) as soon as practicable after the consummation of the Restructuring Transaction any interim financing drawn down at the consummation of the Restructuring Transaction with long-term financing on market terms.

          We are acting as financial advisor to TSAT in connection with the Roll-up Plan and will receive a fee from TSAT for our services, a significant portion of which is contingent upon the delivery of our opinion. In ad dition, TSAT has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided, and may in the future provide, financial advisory and financing services to TSAT and/or its affiliates and have received, and may receive, customary fees for the rendering of such services.
In addition, in the ordinary course of our business, we may actively trade debt and/or equity securities, including the Series A and Series B Common Stock of TSAT as well as any debt and/or equity securities of the Restructuring Parties and New PRIMESTAR for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

          This opinion is for the use and benefit of the Board of Directors of TSAT. Our opinion does not address the merits of the underlying decision by TSAT to engage in the Roll-up Plan and does not constitute a rec ommendation to any shareholder of TSAT as to how such shareholder should vote on the Roll-up Plan.

          We are not expressing any opinion herein as to the prices at which the New PRIMESTAR Common Stock will trade subsequent to the TSAT Merger. In addition, we are not expressing any opinion on the fairness of the separate transaction (the "ASkyB Transaction") whereby it is proposed that New PRIMESTAR will acquire two high power communications satellites and certain authorizations granted by the Federal Communications Commis sion or the impact of the consummation of the ASkyB Transaction on the Roll-up Plan.

[LOGO] MERRILL LYNCH

          Based on and subject to the assumptions and qualifications set forth above, it is our opinion that the consideration to be received by TSAT and its stockholders pursuant to the Roll-up Plan, including the considera tion to be received by TSAT pursuant to the Merger and Contribution Agreement, the TSAT Tempo Agreement and the TSAT Asset Transfer Agreement and the consideration to be received by TSAT's stockholders pursuant to the TSAT Merger Agreement, taken as a whole, is fair to TSAT and its stockholders (other than any stockholders that are affiliates of TSAT) from a financial point of view.



                                      Very truly yours,



                                         MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED

                                                                     APPENDIX J

                  1997 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

                                      OF

                       TCI SATELLITE ENTERTAINMENT, INC.

  1. Purpose of the Plan. This Nonemployee Director Stock Option Plan (the "Plan") is intended as an incentive to retain and attract persons of training, experience and ability to serve as independent directors on the Board of Directors of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Company"), to encourage the sense of proprietorship of such persons and to stimulate the active interest of such persons in the development and financial success of the Company. It is further intended that the options granted pursuant to this Plan (the "Options") will be nonqualified options within the meaning of Section 83 of the Internal Revenue Code of 1986, as amended (the "Code").

  2. Effective Date. This plan shall be effective as of the date (the "Effective Date") it was approved by the Board of Directors of the Company; provided however, that all options granted pursuant to this Plan are subject to the approval of the Plan by the stockholders of the Company.

  3. Designation of Participants; Automatic Grant of Options. Each director of the Company who is not an employee of the Company or any Subsidiary (as hereinafter defined) of the Company (any such director being hereinafter referred to as a "Nonemployee Director") shall be granted Options as described hereunder. Each Nonemployee Director who is a director as of the Effective Date shall automatically be granted Options to purchase 50,000 shares of the Series A Common Stock of the Company (the "Common Stock") at the Effective Date. Thereafter, each individual who becomes a Nonemployee Director shall automatically be granted Options to purchase 50,000 shares of Common Stock (subject to adjustment as provided in Paragraph 10) on the date such person first becomes a Nonemployee Director. Notwithstanding the foregoing, in the case of any grant of Options made on a date subsequent to the Effective Date, such grant shall only be made if the number of shares then subject to future grant under this Plan is sufficient to make all automatic grants required to be made pursuant to this Plan on such date of grant. As used herein, the term "Subsidiary" of the Company means any present or future subsidiary (as defined in Section 424(f) of the Code) of the Company, or any business entity in which the Company owns, directly or indirectly, 50% or more of the voting, capital or profits interests. An entity shall be deemed a subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

  4. Option Agreement. Each Option granted hereunder shall be embodied in a written option agreement ("Option Agreement"), which shall be subject to the terms and conditions set forth above and shall be signed by the Optionee (as hereinafter defined) and by the Chief Executive Officer, the Chief Operating Officer, or any Vice President of the Company for and on behalf of the Company. As used herein, the term "Optionee" means any Nonemployee Director to whom Options are granted hereunder.

  5. Common Stock Reserved for the Plan. Subject to adjustment as provided in Paragraph 10 hereof, a total of 500,000 shares of Common Stock shall be reserved for issuance upon the exercise of Options granted pursuant to this Plan. The Board of Directors and the appropriate officers of the Company shall from time to time take whatever actions are necessary to execute, acknowledge, file and deliver any documents required to be filed with or delivered to any governmental authority or any stock exchange or transaction reporting system on which shares of Common Stock are listed or quoted in order to make shares of Common Stock available for issuance to an Optionee pursuant to this Plan. Common Stock subject to Options that are forfeited or terminated or expire unexercised shall immediately become re-available for the granting of Options hereunder, to the extent that such forfeited, terminated or expired Options were unexercised at the time of such forfeiture, termination or expiration and did not otherwise result in the issuance of any shares of Common Stock to the Optionee or any other person.

  6. Option Price.

    (a) The purchase price of each share of Common Stock that is subject to an Option granted pursuant to this Plan shall be the Fair Market Value (as defined in Paragraph 6(b)) of such share of Common Stock on the date the Option is granted.

    (b) The Fair Market Value of a share of Common Stock on a particular date means the last sale price (or, if no last sale price is reported, the average of the high bid and low asked prices) for a share of Common Stock, as applicable, on such day (or, if such day is not a trading day, on the next preceding trading day) as reported on the Nasdaq Stock Market or, if not reported on the Nasdaq Stock Market, as quoted by the National Quotation Bureau Incorporated, or if the Common Stock is listed on an exchange, on the principal exchange on which the Common Stock is listed.

  7. Option Period. Each Option granted pursuant to this Plan shall terminate and be of no force and effect with respect to any shares of Common Stock not purchased by the Optionee at 5 p.m., Denver, Colorado time, on the earliest to occur of the following: (a) the day that immediately precedes the tenth anniversary of the date upon which the Option is granted; (b) the first business day following the expiration of the one-year period which begins on the date upon which the Optionee ceases to be a Director for any reason other than voluntary termination of Director status; or (c) the first business day following the expiration of the three-month period which begins on the date upon which the Optionee voluntarily terminates his Director status.

  8. Exercise of Options.

    (a) Options granted pursuant to this Plan shall be exercisable, on a cumulative basis, as follows: (i) with respect to 20% of the total number of shares of Common Stock initially subject to any Option, such Option shall be exercisable on the first anniversary of the date of grant; and
  (ii) with respect to the remaining shares of Common Stock subject to any Option, such Option shall be exercisable with respect to an additional 20% of the total number of shares initially subject thereto as of the second, third, fourth and fifth anniversaries of the date of the grant.

    (b) An Option may be exercised solely by the Optionee during his lifetime or after his death by the person or persons entitled thereto under his will or the laws of descent and distribution, subject to any enforceable provisions of a QDRO as defined in Section 9 below.

    c) In the event that, prior to the occurrence of any Change of Control, an Optionee voluntarily ceases his status as a Director, an Option granted to such Optionee may be exercised only to the extent such Option was exercisable at the time he ceased to serve in such capacity.

    (d) In the event that an Optionee ceases to serve as a Director for any reason other than voluntary termination of Director status, at a time when an Option granted hereunder is still in force and unexpired under the terms of Paragraph 7 hereof, the vesting and exercisability of each such unmatured Option shall be accelerated. Such acceleration shall be effective immediately prior to the effective termination of Director status and each Option so accelerated shall be exercisable in full for so long as it is still in force and unexpired under the terms of Paragraph 7 hereof.

    (e) Upon the occurrence of a Change in Control, as defined in Paragraph 10(c), the vesting and exercisability of all Options previously granted and still in force and unexpired under the terms of Paragraph 7 hereof shall be accelerated effective as of such Change in Control.

    (f) The purchase price of the shares as to which an Option is exercised shall be paid in full at the time of the exercise. The method or methods of payment of the purchase price for the shares to be purchased upon exercise of an Option shall be determined by the Board of Directors and may consist of (i) cash, (ii) check, (iii) promissory note, (iv) whole shares of Common Stock or of Series B Common Stock of the Company already owned by the Optionee, (v) the withholding of shares of Common Stock issuable upon such exercise of the Option, (vi) the delivery, together with a properly executed exercise notice, of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds required to pay the purchase price, (vii) any combination of the foregoing methods of payment, or (viii) such other consideration and method of payment as may be permitted for the issuance of shares under the Delaware General Corporation Law. The permitted method or methods of payment of the amounts payable upon exercise of an Option, if other than in cash, shall be set forth in the applicable Agreement and may be subject to such conditions as the Board of Directors deems appropriate. Without limiting the generality of the foregoing, if an Optionee is permitted to elect to have shares of Common Stock issuable upon exercise of an Option withheld to pay all or any part of the amounts payable in connection with such exercise, then the Board of Directors shall have the sole discretion to approve or disapprove such election, which approval or disapproval shall be given after such election is made. No holder of an Option shall be, or have any of the rights or privileges of, a stockholder of the Company in respect of any shares subject to any Option unless and until certificates evidencing such shares shall have been issued by the Company to such holder.

  9. Assignability. No Option shall be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order ("QDRO") as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder. Any attempted assignment of an Option in violation of this Paragraph 9 shall be null and void.

  10. Adjustments.

    (a) The existence of outstanding Options shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred stock or other debt or equity securities (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

    (b) If the Company subdivides its outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock dividend, stock split, reclassification or otherwise) or combines its outstanding shares of Common Stock into a smaller number of shares of Common Stock (by reverse stock split, reclassification or otherwise), or if the Board of Directors determines that any stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin-off, combination, merger, consolidation, exchange of shares, warrants or rights offering to purchase Common Stock, or other similar corporate event affects the Common Stock such that an adjustment is required in order to preserve the benefits or potential benefits intended to be made available under this Plan, then the Board of Directors shall, in its sole discretion and in such manner as the Board of Directors may deem equitable and appropriate, make such adjustments to any or all of (i) the number and kind of shares reserved under this Plan, (ii) the number and kind of shares subject to any outstanding Options, and (iii) the exercise price with respect to any outstanding Options, provided, however, that the number of shares subject to any Option shall always be a whole number. The Board of Directors may, if deemed appropriate, provide for a cash payment to any Optionee in connection with any adjustment made pursuant to this Section 10(b). In the event of a corporate merger, consolidation, acquisition of property or stock, reorganization, liquidation or similar transaction, the Board of Directors shall be authorized to issue or assume stock options by means of substitution of new options for previously issued options or an assumption of previously issued options, or to make provision for the acceleration of the exercisability of, or lapse of restrictions with respect to, the termination of unexercised options in connection with such transaction.

    (c) An Option shall become fully exercisable upon a Change in Control of the Company. As used herein, "Change in Control" means the occurrence of any of the following events: (i) after the Effective Date, any person (as such term is defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), corporation or other entity (other than the Company, any

  Subsidiary, any employee benefit plan sponsored by the Company or any Subsidiary, or any Controlling Person) shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors (calculated as provided in Rule 13d-3(d) under the Exchange Act in the case of rights to acquire the Company's securities); (ii) the Company is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board of Directors cease for any reason to constitute a majority thereof unless the election, or the nomination for election, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period. For purposes of this definition, "Controlling Person" means each of (a) the Chairman of the Board, the President and each of the directors of the Company as of the Effective Date of this Plan, (b) John C. Malone, (c) the respective family members, estates and heirs of each of the persons referred to in clauses (a) and (b) above, and of Bob Magness, and any trust or other investment vehicle for the primary benefit of the persons referred to in clauses (a) and (b) above, and of Bob Magness, or their respective family members or heirs and (d) Kearns-Tribune Corporation, a Delaware corporation. As used with respect to any person, the term "family member" means the spouse, siblings and lineal descendants of such person.

  11. Purchase for Investment. Unless the Options and shares of Common Stock covered by this Plan have been registered under the Securities Act of 1933, as amended, each person exercising an Option under this Plan may be required by the Company to give a representation in writing in form and substance satisfactory to the Company to the effect that he is acquiring such shares for his own account for investment and not with a view to, or for sale in connection with, the distribution of such shares or any part thereof.

  12. Taxes. The Company may make such provisions as it may deem appropriate for the withholding of any taxes that it determines is required in connection with any Options granted to any Optionee hereunder.

  13. Amendments or Termination. The Board of Directors of the Company may amend, alter or discontinue this Plan, except that (a) no amendment or alteration that would impair the rights of any Optionee under any Option that he has been granted shall be made without his consent, (b) no amendment or alteration shall be effective prior to approval by the Company's stockholders to the extent such approval is then required pursuant to Rule 16b-3 (or any successor provision) under the Exchange Act in order to preserve the applicability of any exemption provided by such Rule to any Option then outstanding (unless the holder of such Option consents) or to the extent stockholder approval is otherwise required by applicable legal requirements, and (c) the Plan shall not be amended more than once every six months to the extent such limitation is required by Rule 16b-3(c)(2)(ii) (or any successor provision) under the Exchange Act as then in effect.

  14. Government Regulations. This Plan, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares of Common Stock under such Options, shall be subject to all applicable laws, rules and regulations, and to such approvals on the part of any governmental agencies or national securities exchanges or transaction reporting systems as may be required.

  15. Governing Law. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware.

  16. Miscellaneous. The granting of any Option shall not impose upon the Company, the Board of Directors of the Company or any other directors of the Company any obligation to nominate any Optionee for election as a director, and the right of the stockholders of the Company to remove any person as a director of the Company shall not be diminished or affected by reason of the fact that an Option has been granted to such person.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

  Section 102(b)(7) of the Delaware General Corporation Law provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

  Article VII of the Restated Certificate of Incorporation of PRIMESTAR, Inc. will provide as follows:

    "Limitation on Directors' Liability; Directors'
  Indemnification. (a) Limitation on Directors' Liability. To the fullest extent permitted by the Delaware General Corporation Law as it presently exists and as amended from time to time, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Section (a) shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

    (b) Directors' Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person that was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (collectively, a "Proceeding"), by reason of the fact that such Person is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Person. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Section (b). Subject to the second sentence of the next paragraph, the Corporation shall be required to indemnify or make advances

  (pursuant to the following paragraph) to a Person in connection with a Proceeding (or part thereof) initiated by such Person only if the initiation of such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

    The Corporation shall pay the expenses (including attorneys' fees) incurred by any Person that is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, in defending any Proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by such a Person in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by such Person to repay all amounts advanced if it should be ultimately determined that such Person is not entitled to be indemnified under this Section (b) or otherwise. If a claim for indemnification or advancement of expenses under this Section (b) is not paid in full within sixty (60) calendar days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

    The rights conferred on any Person by this Section (b) shall not be exclusive of any other rights which such Person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, the Bylaws of the Corporation, agreement, vote of stockholders or resolution of disinterested directors or otherwise. The Corporation's obligation, if any, to indemnify any Person that was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity, as applicable.

    Any amendment, modification or repeal of the foregoing provisions of this Section (b) shall not adversely affect any right or protection hereunder of any Person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

    (c) Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a Person who has ceased to be a director, officer, employee or agent of the Corporation or other Person indemnified hereunder and shall inure to the benefit of the heirs, executors and administrators of such Person."

  Article VII of the Bylaws of PRIMESTAR, Inc. will also contain an identical indemnity provision.

  Under the TSAT Merger Agreement, all rights to indemnification for acts or omissions occurring prior to the TSAT Effective Time now existing in favor of the current or former directors or officers of TSAT and its subsidiaries as provided in their respective certificates of incorporation or bylaws will survive the TSAT Merger and will continue in full force and effect in accordance with their terms. Additionally, the TSAT Merger Agreement requires PRIMESTAR, Inc. to cause to be maintained for a period of not less than three years from the TSAT Effective Time, TSAT's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the TSAT Effective Time (the "D&O Insurance") for all persons who are directors and officers of TSAT on the date of the TSAT Merger Agreement, so long as the annual premium therefor would not be in excess of 150% of the last annual premium paid prior to the date of the TSAT Merger Agreement (such 150% amount, the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such three-year period, PRIMESTAR, Inc. will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

  In addition, pursuant to an Indemnification Agreement dated May 15, 1997, TSAT has agreed to indemnify John W. Goddard, a director of TSAT, to the fullest extent permitted by law, in accordance with the terms and conditions therein, and pursuant to an Indemnification Agreement dated March 21, 1997, TSAT has agreed to indemnify William E. Johnson, a director of TSAT, to the fullest extent permitted by law, in accordance with the terms and conditions therein.

  In addition, pursuant to an Indemnification Agreement dated December 4, 1996, TCI has agreed to indemnify Gary S. Howard, Chief Executive Officer of TSAT, in accordance with the terms and conditions set forth therein.

  PRIMESTAR, Inc. is also expected to enter into indemnification agreements with each of its directors (each director, an "indemnitee"). The indemnification agreements will provide (i) for the prompt indemnification to the fullest extent permitted by law against any and all expenses, including attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness or participating in (including on appeal), or in preparing for ("Expenses"), any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation ("Claim"), related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of PRIMESTAR, Inc. or is or was serving at PRIMESTAR, Inc.'s request as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by a director or officer in any such capacity, and against any and all judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection therewith) of any Claim, unless the Reviewing Party (one or more members of the Board of Directors or other person appointed by the Board of Directors, who is not a party to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of Expenses, and for reimbursement to PRIMESTAR, Inc. if the Reviewing Party determines that such indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements will provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and therefore is not entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and advancement thereof if requested, incurred by the indemnitee in seeking to collect an indemnity claim or advancement of expenses from PRIMESTAR, Inc. or incurred in seeking to recover under a directors' and officers' liability insurance policy, regardless of whether successful or not. Furthermore, the indemnification agreements will provide that after there has been a "change in control" in PRIMESTAR, Inc. (as defined in the indemnification agreements), other than a change in control approved by a majority of directors who were directors prior to such change, then, with respect to all determinations regarding a right to indemnity and the right to advancement of Expenses, PRIMESTAR, Inc. will seek legal advice only from independent legal counsel selected by the indemnitee and approved by PRIMESTAR, Inc.

  The indemnification agreements will impose upon PRIMESTAR, Inc. the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Bylaws of PRIMESTAR Inc. or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements will require that an indemnitee be provided with the maximum coverage available for any director or officer of PRIMESTAR, Inc. if there is such a policy.

  PRIMESTAR, Inc. may purchase liability insurance policies covering its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  2.1.   Merger and Contribution Agreement dated as of February 6, 1998, among
         TCI Satellite Entertainment, Inc. ("TSAT"), PRIMESTAR, Inc., Time
         Warner Entertainment Company L.P. ("TWE"), Advance/Newhouse
         Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox
         Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne")
         and GE American Communications, Inc. ("GE Americom") (Attached as
         Appendix A-1 to the Proxy Statement/ Prospectus included in this
         Registration Statement).
  2.2.   Asset Transfer Agreement dated as of February 6, 1998, between TSAT and PRIMESTAR, Inc. (Attached as Appendix A-2 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.3.   Asset Acquisition Agreement dated as of June 11, 1998, by and among
         The News Corporation Limited ("News Corp."), MCI Telecommunications
         Corporation ("MCI"), American Sky Broadcasting LLC ("AskyB"),
         PRIMESTAR Partners L.P. (the "Partnership") for certain purposes only, each of the general and limited partners of the Partnership
         (Incorporated by reference to Exhibit 2.2 of TSAT's Current Report on
         Form 8-K dated July 1, 1997 (Commission File No. 0-21317)).
  2.4.   Agreement and Plan of Merger dated as of February 6, 1998, between
         TSAT and PRIMESTAR, Inc. (Attached as Appendix B to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.5.*  Agreement and Plan of Merger dated as of February 6, 1998, between
         PRIMESTAR, Inc. and Comcast DBS, Inc.
  2.6.*  Asset Transfer Agreement dated as of February 6, 1998, between
         PRIMESTAR, Inc. and Newhouse.
  2.7.   Form of Reimbursement Agreements between PRIMESTAR, Inc. and each of
         (i) TWE, (ii) Comcast, (iii) Cox and (iv) MediaOne, each to be entered into at the closing of the Restructuring Transaction.
  2.8.   Guarantee Agreement dated as of February 6, 1998, by US WEST Media
         Group, Inc. ("US West"), in favor of each of TSAT, PRIMESTAR, Inc.,
         TWE, Newhouse, Comcast, Cox and GE Americom.
  2.9.   Letter Agreement dated as of February 6, 1998, between John C. Malone and TSAT, PRIMESTAR, Inc., TWE, Newhouse, Comcast, Cox, MediaOne and
         GE Americom, for the benefit of TSAT, PRIMESTAR, Inc., TWE, Newhouse,
         Comcast, Cox, MediaOne and GE Americom.
  2.10.  Voting Agreement dated as of June 12, 1997, among John C. Malone, Time
         Warner Cable, a division of TWE, Comcast, TSAT, Cox, MediaOne,
         Newhouse and GE Americom (Attached as Appendix H-1 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.11.  Voting Agreement dated as of June 12, 1997, among Donne F. Fisher, as
         Co-Personal Representative of the Estate of Bob Magness, Time Warner
         Cable, a division of TWE, Comcast, TSAT, Cox, MediaOne, Newhouse and
         GE Americom (Attached as Appendix H-2 to the Proxy Statement/
         Prospectus included in this Registration Statement).
  2.12.  Voting Agreement dated as of June 12, 1997, among TCI, John C. Malone,
         Time Warner Cable, a division of TWE, Comcast, TSAT, Cox, MediaOne,
         Newhouse and GE Americom (Attached as Appendix H-3 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.13.  Form of Stockholders Agreement among PRIMESTAR, Inc., TSAT, TWE,
         Newhouse, Comcast, Cox, MediaOne, Continental Satellite Company, Inc.,
         Continental Satellite Company of Chicago, Inc., Continental Satellite
         Company of Minnesota, Inc., Continental Satellite Company of New
         England, Inc., Continental Satellite Company of Michigan, Inc.,
         Continental Satellite Company of Ohio, Inc., Continental Satellite
         Company of Virginia, Inc., MediaOne Satellite II, Inc. GE American and
         John C. Malone, to be entered into at the closing of the Restructuring
         Transaction (Attached as Appendix G to the Proxy Statement/Prospectus
         included in this Registration Statement).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  2.14.  Form of Registration Rights Agreement among PRIMESTAR, Inc., TSAT,
         TWE, Newhouse, Comcast, Cox, MediaOne, Continental Satellite Company,
         Inc., Continental Satellite Company of Chicago, Inc., Continental
         Satellite Company of Minnesota, Inc., Continental Satellite Company of
         New England, Inc., Continental Satellite Company of Michigan, Inc.,
         Continental Satellite Company of Ohio, Inc., Continental Satellite
         Company of Virginia, Inc., MediaOne Satellite II, Inc., GE Americom
         and John C. Malone, to be entered into at the closing of the
         Restructuring Transaction.
  2.15.  Form of Voting Agreement between TWE and Newhouse, to be entered into at the closing of the Restructuring Transaction.
  2.16.  Stockholders Agreement dated as of February 6, 1998, among PRIMESTAR,
         Inc., TSAT and John C. Malone (Attached as Appendix D to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.17.  TSAT Tempo Agreement dated as of February 6, 1998, between PRIMESTAR,
         Inc. and TSAT (Attached as Appendix C to the Proxy
         Statement/Prospectus included in this Registration Statement).
  3.1.   Form of Restated Certificate of Incorporation of PRIMESTAR, Inc.
         (Attached as Appendix E to the Proxy Statement/Prospectus included in this Registration Statement).
  3.2.   Form of Bylaws of PRIMESTAR, Inc. (Attached as Appendix F to the Proxy
         Statement/Prospectus included in this Registration Statement).
  4.1.   Article VI of the Form of Restated Certificate of Incorporation of
         PRIMESTAR, Inc. (Included in Exhibit 3.1).
  4.2.   Article II, Section 3 of Article III and Article VI of the Form of By-
         laws of PRIMESTAR, Inc. (Included in Exhibit 3.2).
  4.3.   Specimen Stock Certificate for the Class A Common Stock, $.01 par
         value per share, of
         PRIMESTAR, Inc.
  4.4.   Specimen Stock Certificate for the Class B Common Stock, $.01 par
         value per share, of
         PRIMESTAR, Inc.
  4.5.   Indenture, dated as of February 20, 1997 between TSAT and The Bank of
         New York, as Trustee, with respect to $200 million aggregate principal amount of 10% Senior Subordinated Notes due 2007 (Incorporated by
         reference to Exhibit 4.3 of TSAT's Annual Report on Form 10-K for the
         year ended December 31, 1996 (Commission File No. 0-21317)).
  4.6.   Indenture, dated as of February 20, 1997 between TSAT and The Bank of
         New York, as Trustee, with respect to $275 million aggregate principal amount at maturity of 12 1/4% Senior Subordinated Discount Notes due
         2007 (Incorporated by reference to Exhibit 4.4 of TSAT's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No.
         0-21317)).
  4.7.   Registration Rights Agreement dated as of February 20, 1997 among TSAT and Donaldson, Lufkin and Jenrette Securities Corporation; Merrill
         Lynch, Pierce, Fenner and Smith Incorporated; Nationsbanc Capital
         Markets, Inc.; and Scotia Capital Markets (USA) Inc., relating to the
         10 7/8% Senior Subordinated Notes due 2007 (Incorporated by reference to Exhibit 4.5 of TSAT's Annual Report on Form 10-K for the year ended
         December 31, 1996 (Commission File No. 0-21317)).
  4.8.   Registration Rights Agreement dated as of February 20, 1997 among TSAT and Donaldson, Lufkin and Jenrette Securities Corporation; Merrill
         Lynch, Pierce, Fenner and Smith Incorporated; Nationsbanc Capital
         Markets, Inc.; and Scotia Capital Markets (USA) Inc., relating to the
         12 1/4% Senior Subordinated Discount Notes due 2007 (Incorporated by
         reference to Exhibit 4.6 of TSAT's Annual Report on Form 10-K for the
         year ended December 31, 1996 (Commission File No. 0-21317)).
  4.9.   Form of Certificate of Designation of the Cumulative Convertible
         Preferred Stock of
         PRIMESTAR, Inc.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  5.     Opinion of Baker & Botts, L.L.P., regarding validity of securities being registered.
  8.     Opinion of Baker & Botts, L.L.P., regarding certain federal income tax matters.
 10.1.   Reorganization Agreement dated as of December 4, 1996, among Tele-
         Communications, Inc. ("TCI"), TCI Communications, Inc. ("TCIC"), Tempo
         Enterprises, Inc., TCI Digital Satellite Entertainment, Inc., TCI K-1,
         Inc., United Artists K-1 Investments, Inc., TCISE Partner 1, Inc.,
         TCISE Partner 2, Inc. and TSAT (Incorporated by reference to Exhibit
         2.1 of TSAT's Annual Report on Form 10-K for the year ended December
         31, 1996 (Commission File No. 0-21317)).
 10.2.   Indemnification Agreement dated as of June 11, 1997 among News Corp.,
         TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse,
         and GE Americom.
 10.3.   Indemnification Agreement dated as of December 4, 1996, by and between
         TSAT and TCI UA 1, Inc. (Incorporated by reference to Exhibit 10.1 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.4.   Indemnification Agreement dated as of December 4, 1996, by and between
         TSAT and TCIC (Incorporated by reference to Exhibit 10.2 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.5.   Indemnification Agreement dated December 4, 1996, by and between TCI and Gary S. Howard. (Incorporated by reference to Exhibit 10.5 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.6.   TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Plan
         (Attached as Appendix J to the Proxy Statement/Prospectus included in this Registration Statement).
 10.7.   TCI Satellite Entertainment, Inc. 1996 Stock Incentive Plan
         (Incorporated by reference to Exhibit 10.4 of TSAT's Registration
         Statement on Form 10 filed with the SEC on October 19, 1996
         (Commission File No. 0-21317)).
 10.8.   Qualified Employee Stock Purchase Plan of TSAT (Incorporated by
         reference to Exhibit 10.4 of TSAT's Annual Report on Form 10-K for the
         year ended December 31, 1996 (Commission
         File No. 0-21317)).
 10.9.   Option Agreement dated as of December 4, 1996, by and between TSAT and
         Gary S. Howard (Incorporated by reference to Exhibit 10.6 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.10.  Option Agreement dated as of December 4, 1996, by and between TSAT and
         Larry E. Romrell (Incorporated by reference to Exhibit 10.7 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.11.  Option Agreement dated as of December 4, 1996, by and between TSAT and
         Brendan R. Clouston (Incorporated by reference to Exhibit 10.8 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.12.  Option Agreement dated as of December 4, 1996, by and between TSAT and
         David P. Beddow (Incorporated by reference to Exhibit 10.9 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.13.  Equipment Sale Agreement dated as of June 4, 1997, between ResNet
         Communications, LLC ("ResNet LLC") and TCI Satellite MDU, Inc. ("TSAT-
         MDU").
 10.14.  Subordinated Convertible Term Loan Agreement dated as of June 4, 1997, by and between ResNet LLC, as Borrower, and TSAT-MDU, as Lender.
 10.15.  Option Agreement dated as of June 4, 1997, between ResNet LLC and
         TSAT-MDU.
 10.16.  Subscription Agreement dated as of June 4, 1977, between ResNet LLC and TSAT-MDU.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.17.  Limited Liability Company Agreement of ResNet LLC dated as of June 4,
         1997, between TSAT-MDU and ResNet Communications, Inc.
 10.18.  Standstill Agreement dated as of June 4, 1997, between LodgeNet
         Entertainment, Corp. and TSAT.
 10.19.  Limited Partnership Agreement of K Prime Partners dated February 8,
         1990, among ATC Satellite Inc., Comcast DBS, Inc., Continental
         Satellite Company, Inc., Cox Satellite, Inc., G.E. Americom Services,
         Inc., New Vision Satellite, TCI K-1, Inc., United Artists K-1
         Investments, Inc., Viacom K-Band, Inc. and Warner Cable SSD, Inc.
         (Incorporated by reference to Exhibit 4.6 of TSAT's Registration
         Statement on Form 10 filed with the SEC on September 6, 1996
         (Commission
         File No. 0-21317)).
 10.20.  Amendment to Limited Partnership Agreement of the Partnership dated
         September 1, 1993 (Incorporated by reference to Exhibit 4.6.1 of
         TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.21.  Amendment to Limited Partnership Agreement of the Partnership dated
         December 15, 1993 (Incorporated by reference to Exhibit 4.6.2 of
         TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.22.  Amendment to Limited Partnership Agreement of the Partnership dated
         October 18, 1996 (Incorporated by reference to Exhibit 4.6.3 of TSAT's
         Registration Statement on Form 10 filed with the SEC on October 29,
         1996 (Commission File No. 0-21317)).
 10.23.  1996 Ancillary Agreement Among Partners dated as of October 18, 1996, among the Partnership, the Participating Partners named therein, GE
         American Services, Inc. and its affiliate GE Americom (Incorporated by reference to Exhibit 10.11 of TSAT's Registration Statement on Form 10
         filed with the SEC on October 29, 1996 (Commission File No. 0-21317)).
 10.24.  Annex A to the 1996 Ancillary Agreement Among Partners. (Incorporated
         by reference to Exhibit 10.11.1 of TSAT's Registration Statement on
         Form 10 filed with the SEC on October 29, 1996 (Commission File No. 0-
         21317)).
 10.25.  Tag Along Agreement dated as of February 8, 1990, among Cox
         Enterprises, Inc., Comcast Corporation, Continental Cablevision, Inc.,
         Newhouse Broadcasting Corporation, Tempo Satellite, Inc. ("Tempo"),
         TCI Development Corporation and TCI (Incorporated by reference to
         Exhibit 4.7 of TSAT's Registration Statement on Form 10 filed with the
         SEC on September 6, 1996 (Commission File No. 0-21317)).
 10.26.  Option Agreement dated February 8, 1990, between Tempo and K Prime
         Partners L.P. (Incorporated by reference to Exhibit 4.8 of TSAT's
         Registration Statement on Form 10 filed with the SEC on September 6,
         1996 (Commission File No. 0-21317)).
 10.27.  Letter Agreement dated July 30, 1993, between Tempo and the
         Partnership relating to FSS (Incorporated by reference to Exhibit 4.9 of TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.28.  Letter Agreement dated July 30, 1993, between Tempo and the
         Partnership relating to BSS (Incorporated by reference to Exhibit 4.10 of TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.29.  Amended and Restated Reimbursement Agreement dated March 1, 1995, between TCI UA 1, Inc., Chemical Bank and The Toronto Dominion Bank
         (Incorporated by reference to Exhibit 4.11 of TSAT's Registration
         Statement on Form 10 filed with the SEC on September 6, 1996
         (Commission File No. 0-21317)).
 10.30.  Contract No. TPO-1-290, BSS Construction Agreement dated as of
         February 22, 1990, between Tempo and Space Systems/Loral, Inc.
         CONFIDENTIAL TREATMENT HAS BEEN GRANTED BY THE SEC FOR PORTIONS OF
         THIS DOCUMENT (Incorporated by reference to Exhibit 4.3 of TSAT's
         Registration Statement on Form 10 filed with the SEC on November 8,
         1996 (Commission File No. 0-21317)).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.31.  U.S. $750,000,000 Credit Agreement dated as of December 31, 1996, among TSAT, The Bank of Nova Scotia, Nationsbank of Texas, N.A.,
         Credit Lyonnais New York Branch and various financial institutions
         (Incorporated by reference to Exhibit 10.28 of TSAT's Annual Report on
         Form 10-K for the year ended December 31, 1996 (Commission File No. 0-
         21317)).
 10.32.  First Amendment to Credit Agreement dated as of February 19, 1997, among TSAT, certain financial institutions and the Bank of Nova
         Scotia, as Administrative Agent for the Lenders (Incorporated by
         reference to Exhibit 10.29 of TSAT's Annual Report on Form 10-K for
         the year ended December 31, 1996 (Commission File No. 0-21317)).
 10.33.  Trade Name and Service Mark License Agreement dated as of December 4,
         1996, between TCI and TSAT (Incorporated by reference to Exhibit 10.30 of TSAT's Annual Report on Form 10-K for the year ended December 31,
         1996 (Commission File No. 0-21317)).
 10.34.  Transition Services Agreement dated as of December 4, 1996, between
         TCI and TSAT (Incorporated by reference to Exhibit 10.31 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.35.  Fulfillment Agreement dated as of August 30, 1996, between TCIC and
         TSAT (Incorporated by reference to Exhibit 2.4 of TSAT's Registration
         Statement on Form 10 filed with the SEC on November 15, 1996
         (Commission File No. 0-21317)).
 10.36.  Amendment No. 1 to Fulfillment Agreement dated as of July 22, 1997, between TCIC and TSAT (Incorporated by reference to Exhibit 10.4 of
         TSAT's Quarterly Report on Form 10-Q for the quarter ended June 30,
         1997 (Commission File No. 0-21317)).
 10.37.  Tax Sharing Agreement effective July 1, 1995, among TCIC and certain other subsidiaries of TCI (Incorporated by reference to Exhibit 2.5 of
         TSAT's Registration Statement on Form 10 filed with the SEC on October
         29, 1996 (Commission File No. 0-21317)).
 10.38.  First Amendment to Tax Sharing Agreement dated as of October 1995, among TCIC and certain other subsidiaries of TCI (Incorporated by reference to Exhibit 2.5.1 of TSAT's Registration Statement on Form 10
         filed with the SEC on October 29, 1996 (Commission File No. 0-21317)).
 10.39.  Second Amendment to Tax Sharing Agreement dated as of December 3,
         1996, among TCIC and certain other subsidiaries of TCI (Incorporated by reference to Exhibit 10.35 of TSAT's Annual Report on Form 10-K for
         the year ended December 31, 1996 (Commission File No. 0-21317)).
 10.40.  TCI/TSAT Tax Sharing Agreement dated June 1997, by and between TSAT and TCI.
 10.41.  Amended and Restated Credit Agreement dated as of February 19, 1997, between TCIC and TSAT (Incorporated by reference to Exhibit 10.36 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.42.  Share Purchase Agreement dated as of December 4, 1996, between TCI and
         TSAT (Incorporated by reference to Exhibit 10.37 of TSAT's Annual
         Report on Form 10-K for the year ended December 31, 1996 (Commission
         File No. 0-21317)).
 10.43.  Option Agreement dated as of December 4, 1996, between TCI and TSAT
         (Incorporated by reference to Exhibit 10.38 of TSAT's Annual Report on
         Form 10-K for the year ended December 31, 1996 (Commission File No. 0-
         21317)).
 21.     Subsidiaries of the Registrant.
 23.1.   Consent of KPMG Peat Marwick LLP with respect to TSAT.
 23.2.   Consent of Ernst & Young LLP with respect to Time Warner Satellite
          Services Group.
 23.3.   Consent of Deloitte & Touche, LLP with respect to Cox Communications,
         Inc.--Direct Broadcast Satellite Business.

 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
 23.4.   Consent of Deloitte & Touche, LLP with respect to Comcast Satellite
         Communications, Inc. and Comcast DBS, Inc.
 23.5.   Consent of Deloitte & Touche, LLP with respect to MediaOne, Inc.--
         Direct Broadcast Satellite Business.
 23.6.   Consent of KPMG Peat Marwick LLP with respect to PRIMESTAR, Inc.
 23.7.   Consent of Price Waterhouse LLP with respect to PRIMESTAR Partners
         L.P.
 23.8.   Consent of Baker & Botts, L.L.P. (Included in Exhibit 5).
 23.9.   Consent of Baker & Botts, L.L.P. (Included in Exhibit 8).
 23.10.  Consent of nominees to the Registrant's Board of Directors.
 23.11.  Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
 24      Powers of Attorney (Included on Page II-12).
 99.1    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
         (Attached as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement).
 99.2    Form of Proxy for Special Meeting of TSAT.

--------
* Attached to this exhibit is a schedule of agreements that are substantially identical to this exhibit, in accordance with Instruction 2 to Item 601 of Regulation S-K.

  (b) Financial Statement Schedules. All schedules have been omitted because they are either not applicable or the required information is set forth in the applicable financial statements or notes thereto.

  (c) Reports, Opinions or Appraisals. Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Attached as Appendix I to the Proxy
Statement/Prospectus included in this Registration Statement).

ITEM 22. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, provided, in the case of a transaction that (but for the possibility of integration with other transactions) would itself qualify for an exemption from registration, that (i) such transaction by itself or when aggregated with other such transactions made since the filing of the most recent audited financial statements of PRIMESTAR, Inc. would have a material financial effect upon PRIMESTAR, Inc. and (ii) the information required to be supplied in a post-effective amendment by this paragraph 8 is not contained in periodic reports filed by PRIMESTAR, Inc. pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF GREENWOOD VILLAGE, STATE OF COLORADO, ON FEBRUARY 6, 1998.

                                          PRIMESTAR, INC.

                                                  /s/ Kenneth G. Carroll
                                          By: _________________________________
                                            NAME: KENNETH G. CARROLL
                                            TITLE: PRESIDENT

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth G. Carroll his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign and file (i) any or all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all exhibits thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS (WHICH PERSONS CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS) IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

       /s/ Kenneth G. Carroll          President and             February 6,
-------------------------------------   Director (Principal          1998
        (KENNETH G. CARROLL)            Executive Officer
                                        and Principal
                                        Financial Officer)

        /s/ Stephen M. Brett           Vice President and        February 6,
-------------------------------------   Director                     1998
         (STEPHEN M. BRETT)

        /s/ William D. Myers           Vice President and        February 6,
-------------------------------------   Treasurer                    1998
         (WILLIAM D. MYERS)             (Principal
                                        Accounting Officer)

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  2.1.   Merger and Contribution Agreement dated as of February 6, 1998, among
         TCI Satellite Entertainment, Inc. ("TSAT"), PRIMESTAR, Inc., Time
         Warner Entertainment Company L.P. ("TWE"), Advance/Newhouse
         Partnership ("Newhouse"), Comcast Corporation ("Comcast"), Cox
         Communications, Inc. ("Cox"), MediaOne of Delaware, Inc. ("MediaOne")
         and GE American Communications, Inc. ("GE Americom") (Attached as
         Appendix A-1 to the Proxy Statement/Prospectus included in this
         Registration Statement).
  2.2.   Asset Transfer Agreement dated as of February 6, 1998, between TSAT and PRIMESTAR, Inc. (Attached as Appendix A-2 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.3.   Asset Acquisition Agreement dated as of June 11, 1997, by and among
         The News Corporation Limited ("News Corp."), MCI Telecommunications
         Corporation ("MCI"), American Sky Broadcasting LLC ("AskyB"),
         PRIMESTAR Partners L.P. (the "Partnership") for certain purposes only, each of the general and limited partners of the Partnership
         (Incorporated by reference to Exhibit 2.2 of TSAT's Current Report on
         Form 8-K dated July 1, 1997 (Commission File No. 0-21317)).
  2.4.   Agreement and Plan of Merger dated as of February 6, 1998, between
         TSAT and PRIMESTAR, Inc. (Attached as Appendix B to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.5.*  Agreement and Plan of Merger dated as of February 6, 1998, between
         PRIMESTAR, Inc. and Comcast DBS, Inc.
  2.6.*  Asset Transfer Agreement dated as of February 6, 1998, between
         PRIMESTAR, Inc. and Newhouse.
  2.7.   Form of Reimbursement Agreements between PRIMESTAR, Inc. and each of
         (i) TWE, (ii) Comcast, (iii) Cox and (iv) MediaOne, each to be entered into at the closing of the Restructuring Transaction.
  2.8.   Guarantee Agreement dated as of February 6, 1998, by US WEST Media
         Group, Inc. ("US West"), in favor of each of TSAT, PRIMESTAR, Inc.,
         TWE, Newhouse, Comcast, Cox and GE Americom.
  2.9.   Letter Agreement dated as of February 6, 1998, between John C. Malone and TSAT, PRIMESTAR, Inc., TWE, Newhouse, Comcast, Cox, MediaOne and
         GE Americom, for the benefit of TSAT, PRIMESTAR, Inc., TWE, Newhouse,
         Comcast, Cox, MediaOne and GE Americom.
  2.10.  Voting Agreement dated as of June 12, 1997, among John C. Malone, Time
         Warner Cable, a division of TWE, Comcast, TSAT, Cox, MediaOne,
         Newhouse and GE Americom (Attached as Appendix H-1 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.11.  Voting Agreement dated as of June 12, 1997, among Donne F. Fisher, as
         Co-Personal Representative of the Estate of Bob Magness, Time Warner
         Cable, a division of TWE, Comcast, TSAT, Cox, MediaOne, Newhouse and
         GE Americom (Attached as Appendix H-2 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.12.  Voting Agreement dated as of June 12, 1997, among TCI, John C. Malone,
         Time Warner Cable, a division of TWE, Comcast, TSAT, Cox, MediaOne,
         Newhouse and GE Americom (Attached as Appendix H-3 to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.13.  Form of Stockholders Agreement among PRIMESTAR, Inc., TSAT, TWE,
         Newhouse, Comcast, Cox, MediaOne, Continental Satellite Company, Inc.,
         Continental Satellite Company of Chicago, Inc., Continental Satellite
         Company of Minnesota, Inc., Continental Satellite Company of New
         England, Inc., Continental Satellite Company of Michigan, Inc.,
         Continental Satellite Company of Ohio, Inc., Continental Satellite
         Company of Virginia, Inc., MediaOne Satellite II, Inc., GE Americom
         and John C. Malone, to be entered into at the closing of the
         Restructuring Transaction (Attached as Appendix G to the Proxy
         Statement/Prospectus included in this Registration Statement).

--------
* Attached to this exhibit is a schedule of agreements that are substantially identical to this exhibit, in accordance with Instruction 2 to Item 601 of Regulation S-K.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  2.14.  Form of Registration Rights Agreement among PRIMESTAR, Inc., TWE,
         Newhouse, Comcast, Cox, MediaOne, Continental Satellite Company, Inc.,
         Continental Satellite Company of Chicago, Inc., Continental Satellite
         Company of Minnesota, Inc., Continental Satellite Company of New
         England, Inc., Continental Satellite Company of Michigan, Inc.,
         Continental Satellite Company of Ohio, Inc., Continental Satellite
         Company of Virginia, Inc., MediaOne Satellite II, Inc., GE Americom
         and John C. Malone, to be entered into at the closing of the
         Restructuring Transaction.
  2.15.  Form of Voting Agreement between TWE and Newhouse, to be entered into at the closing of the Restructuring Transaction.
  2.16.  Stockholders Agreement dated as of February 6, 1998, among PRIMESTAR,
         Inc., TSAT and John C. Malone (Attached as Appendix D to the Proxy
         Statement/Prospectus included in this Registration Statement).
  2.17.  TSAT Tempo Agreement dated as of February 6, 1998, between PRIMESTAR,
         Inc. and TSAT (Attached as Appendix C to the Proxy
         Statement/Prospectus included in this Registration Statement).
  3.1.   Form of Restated Certificate of Incorporation of PRIMESTAR, Inc.
         (Attached as Appendix E to the Proxy Statement/Prospectus included in this Registration Statement).
  3.2.   Form of Bylaws of PRIMESTAR, Inc. (Attached as Appendix F to the Proxy
         Statement/Prospectus included in this Registration Statement).
  4.1.   Article VI of the Form of Restated Certificate of Incorporation of
         PRIMESTAR, Inc. (Included in Exhibit 3.1).
  4.2.   Article II, Section 3 of Article III and Article VI of the Form of By-
         laws of PRIMESTAR, Inc. (Included in Exhibit 3.2).
  4.3.   Specimen Stock Certificate for the Class A Common Stock, $.01 par
         value per share, of PRIMESTAR, Inc.
  4.4.   Specimen Stock Certificate for the Class B Common Stock, $.01 par
         value per share, of PRIMESTAR, Inc.
  4.5.   Indenture, dated as of February 20, 1997 between TSAT and The Bank of
         New York, as Trustee, with respect to $200 million aggregate principal amount of 10 7/8% Senior Subordinated Notes due 2007 (Incorporated by
         reference to Exhibit 4.3 of TSAT's Annual Report on Form 10-K for the
         year ended December 31, 1996 (Commission File No. 0-21317)).
  4.6.   Indenture, dated as of February 20, 1997 between TSAT and The Bank of
         New York, as Trustee, with respect to $275 million aggregate principal amount at maturity of 12 1/4% Senior Subordinated Discount Notes due
         2007 (Incorporated by reference to Exhibit 4.4 of TSAT's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No.
         0-21317)).
  4.7.   Registration Rights Agreement dated as of February 20, 1997 among TSAT and Donaldson, Lufkin and Jenrette Securities Corporation; Merrill
         Lynch, Pierce, Fenner and Smith Incorporated; Nationsbanc Capital
         Markets, Inc.; and Scotia Capital Markets (USA) Inc., relating to the
         10 7/8% Senior Subordinated Notes due 2007 (Incorporated by reference to Exhibit 4.5 of TSAT's Annual Report on Form 10-K for the year ended
         December 31, 1996 (Commission File No. 0-21317)).
  4.8.   Registration Rights Agreement dated as of February 20, 1997 among TSAT and Donaldson, Lufkin and Jenrette Securities Corporation; Merrill
         Lynch, Pierce, Fenner and Smith Incorporated; Nationsbanc Capital
         Markets, Inc.; and Scotia Capital Markets (USA) Inc., relating to the
         12 1/4% Senior Subordinated Discount Notes due 2007 (Incorporated by
         reference to Exhibit 4.6 of TSAT's Annual Report on Form 10-K for the
         year ended December 31, 1996 (Commission File No. 0-21317)).
  4.9.   Form of Certificate of Designation of the Cumulative Convertible
         Preferred Stock of PRIMESTAR, Inc.
  5.     Opinion of Baker & Botts, L.L.P., regarding validity of securities being registered.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  8.     Opinion of Baker & Botts, L.L.P., regarding certain federal income tax matters.
 10.1.   Reorganization Agreement dated as of December 4, 1996, among Tele-
         Communications, Inc. ("TCI"), TCI Communications, Inc. ("TCIC"), Tempo
         Enterprises, Inc., TCI Digital Satellite Entertainment, Inc., TCI K-1,
         Inc., United Artists K-1 Investments, Inc., TCISE Partner 1, Inc.,
         TCISE Partner 2, Inc. and TSAT (Incorporated by reference to Exhibit
         2.1 of TSAT's Annual Report on Form 10-K for the year ended December
         31, 1996 (Commission File No. 0-21317)).
 10.2.   Indemnification Agreement dated as of June 11, 1997 among News Corp.,
         TSAT, the Partnership, Time Warner, Comcast, Cox, MediaOne, Newhouse,
         and GE Americom.
 10.3.   Indemnification Agreement dated as of December 4, 1996, by and between
         TSAT and TCI UA 1, Inc. (Incorporated by reference to Exhibit 10.1 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.4.   Indemnification Agreement dated as of December 4, 1996, by and between
         TSAT and TCIC (Incorporated by reference to Exhibit 10.2 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.5.   Indemnification Agreement dated December 4, 1996, by and between TCI and Gary S. Howard. (Incorporated by reference to Exhibit 10.5 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.6.   TCI Satellite Entertainment, Inc. 1997 Nonemployee Director Plan
         (Attached as Appendix J to the Proxy Statement/Prospectus included in this Registration Statement).
 10.7.   TCI Satellite Entertainment, Inc. 1996 Stock Incentive Plan
         (Incorporated by reference to Exhibit 10.4 of TSAT's Registration
         Statement on Form 10 filed with the SEC on October 19, 1996
         (Commission File No. 0-21317)).
 10.8.   Qualified Employee Stock Purchase Plan of TSAT (Incorporated by
         reference to Exhibit 10.4 of TSAT's Annual Report on Form 10-K for the
         year ended December 31, 1996 (Commission File No. 0-21317)).
 10.9.   Option Agreement dated as of December 4, 1996, by and between TSAT and
         Gary S. Howard (Incorporated by reference to Exhibit 10.6 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.10.  Option Agreement dated as of December 4, 1996, by and between TSAT and
         Larry E. Romrell (Incorporated by reference to Exhibit 10.7 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.11.  Option Agreement dated as of December 4, 1996, by and between TSAT and
         Brendan R. Clouston (Incorporated by reference to Exhibit 10.8 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.12.  Option Agreement dated as of December 4, 1996, by and between TSAT and
         David P. Beddow (Incorporated by reference to Exhibit 10.9 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.13.  Equipment Sale Agreement dated as of June 4, 1997, between ResNet
         Communications, LLC ("ResNet LLC") and TCI Satellite MDU, Inc. ("TSAT-
         MDU").
 10.14.  Subordinated Convertible Term Loan Agreement dated as of June 4, 1997, by and between ResNet LLC, as Borrower, and TSAT-MDU, as Lender.
 10.15.  Option Agreement dated as of June 4, 1997, between ResNet LLC and
         TSAT-MDU.
 10.16.  Subscription Agreement dated as of June 4, 1977, between ResNet LLC and TSAT-MDU.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.17.  Limited Liability Company Agreement of ResNet LLC, dated as of June 4,
         1997, between TSAT-MDU and ResNet Communications, Inc.
 10.18.  Standstill Agreement dated as of June 4, 1997, between LodgeNet
         Entertainment, Corp. and TSAT.
 10.19.  Limited Partnership Agreement of K Prime Partners, dated February 8,
         1990, among ATC Satellite Inc., Comcast DBS, Inc., Continental
         Satellite Company, Inc., Cox Satellite, Inc., G.E. Americom Services,
         Inc., New Vision Satellite, TCI K-1, Inc., United Artists K-1
         Investments, Inc., Viacom K-Band, Inc. and Warner Cable SSD, Inc.
         (Incorporated by reference to Exhibit 4.6 of TSAT's Registration
         Statement on Form 10 filed with the SEC on September 6, 1996
         (Commission File No. 0-21317)).
 10.20.  Amendment to Limited Partnership Agreement of the Partnership dated
         September 1, 1993 (Incorporated by reference to Exhibit 4.6.1 of
         TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.21.  Amendment to Limited Partnership Agreement of the Partnership dated
         December 15, 1993 (Incorporated by reference to Exhibit 4.6.2 of
         TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.22.  Amendment to Limited Partnership Agreement of the Partnership dated
         October 18, 1996 (Incorporated by reference to Exhibit 4.6.3 of TSAT's
         Registration Statement on Form 10 filed with the SEC on October 29,
         1996 (Commission File No. 0-21317)).
 10.23.  1996 Ancillary Agreement Among Partners dated as of October 18, 1996, among the Partnership, the Participating Partners named therein, GE
         American Services, Inc. and its affiliate GE Americom (Incorporated by reference to Exhibit 10.11 of TSAT's Registration Statement on Form 10
         filed with the SEC on October 29, 1996 (Commission File No. 0-21317)).
 10.24.  Annex A to the 1996 Ancillary Agreement Among Partners. (Incorporated
         by reference to Exhibit 10.11.1 of TSAT's Registration Statement on
         Form 10 filed with the SEC on October 29, 1996 (Commission File No. 0-
         21317)).
 10.25.  Tag Along Agreement dated as of February 8, 1990, among Cox
         Enterprises, Inc., Comcast Corporation, Continental Cablevision, Inc.,
         Newhouse Broadcasting Corporation, Tempo Satellite, Inc. ("Tempo"),
         TCI Development Corporation and TCI (Incorporated by reference to
         Exhibit 4.7 of TSAT's Registration Statement on Form 10 filed with the
         SEC on September 6, 1996 (Commission File No. 0-21317)).
 10.26.  Option Agreement dated February 8, 1990, between Tempo and K Prime
         Partners L.P. (Incorporated by reference to Exhibit 4.8 of TSAT's
         Registration Statement on Form 10 filed with the SEC on September 6,
         1996 (Commission File No. 0-21317)).
 10.27.  Letter Agreement dated July 30, 1993, between Tempo and the
         Partnership relating to FSS (Incorporated by reference to Exhibit 4.9 of TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.28.  Letter Agreement dated July 30, 1993, between Tempo and the
         Partnership relating to BSS (Incorporated by reference to Exhibit 4.10 of TSAT's Registration Statement on Form 10 filed with the SEC on
         September 6, 1996 (Commission File No. 0-21317)).
 10.29.  Amended and Restated Reimbursement Agreement dated March 1, 1995, between TCI UA 1, Inc., Chemical Bank and The Toronto Dominion Bank
         (Incorporated by reference to Exhibit 4.11 of TSAT's Registration
         Statement on Form 10 filed with the SEC on September 6, 1996
         (Commission File No. 0-21317)).
 10.30.  Contract No. TPO-1-290, BSS Construction Agreement dated as of
         February 22, 1990, between Tempo and Space Systems/Loral, Inc.
         CONFIDENTIAL TREATMENT HAS BEEN GRANTED BY THE SEC FOR PORTIONS OF
         THIS DOCUMENT (Incorporated by reference to Exhibit 4.3 of TSAT's
         Registration Statement on Form 10 filed with the SEC on November 8,
         1996 (Commission File No. 0-21317)).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.31.  U.S. $750,000,000 Credit Agreement dated as of December 31, 1996, among TSAT, The Bank of Nova Scotia, Nationsbank of Texas, N.A.,
         Credit Lyonnais New York Branch and various financial institutions
         (Incorporated by reference to Exhibit 10.28 of TSAT's Annual Report on
         Form 10-K for the year ended December 31, 1996 (Commission File No. 0-
         21317)).
 10.32.  First Amendment to Credit Agreement dated as of February 19, 1997, among TSAT, certain financial institutions and the Bank of Nova
         Scotia, as Administrative Agent for the Lenders (Incorporated by
         reference to Exhibit 10.29 of TSAT's Annual Report on Form 10-K for
         the year ended December 31, 1996 (Commission File No. 0-21317)).
 10.33.  Trade Name and Service Mark License Agreement dated as of December 4,
         1996, between TCI and TSAT (Incorporated by reference to Exhibit 10.30 of TSAT's Annual Report on Form 10-K for the year ended December 31,
         1996 (Commission File No. 0-21317)).
 10.34.  Transition Services Agreement dated as of December 4, 1996, between
         TCI and TSAT (Incorporated by reference to Exhibit 10.31 of TSAT's
         Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.35.  Fulfillment Agreement dated as of August 30, 1996, between TCIC and
         TSAT (Incorporated by reference to Exhibit 2.4 of TSAT's Registration
         Statement on Form 10 filed with the SEC on November 15, 1996
         (Commission File No. 0-21317)).
 10.36.  Amendment No. 1 to Fulfillment Agreement dated as of July 22, 1997, between TCIC and TSAT (Incorporated by reference to Exhibit 10.4 of
         TSAT's Quarterly Report on Form 10-Q for the quarter ended June 30,
         1997 (Commission File No. 0-21317)).
 10.37.  Tax Sharing Agreement effective July 1, 1995, among TCIC and certain other subsidiaries of TCI (Incorporated by reference to Exhibit 2.5 of
         TSAT's Registration Statement on Form 10 filed with the SEC on October
         29, 1996 (Commission File No. 0-21317)).
 10.38.  First Amendment to Tax Sharing Agreement dated as of October 1995, among TCIC and certain other subsidiaries of TCI (Incorporated by reference to Exhibit 2.5.1 of TSAT's Registration Statement on Form 10
         filed with the SEC on October 29, 1996 (Commission File No. 0-21317)).
 10.39.  Second Amendment to Tax Sharing Agreement dated as of December 3,
         1996, among TCIC and certain other subsidiaries of TCI (Incorporated by reference to Exhibit 10.35 of TSAT's Annual Report on Form 10-K for
         the year ended December 31, 1996 (Commission File No. 0-21317)).
 10.40.  TCI/TSAT Tax Sharing Agreement dated June 1997, by and between TSAT and TCI.
 10.41.  Amended and Restated Credit Agreement dated as of February 19, 1997, between TCIC and TSAT (Incorporated by reference to Exhibit 10.36 of
         TSAT's Annual Report on Form 10-K for the year ended December 31, 1996
         (Commission File No. 0-21317)).
 10.42.  Share Purchase Agreement dated as of December 4, 1996, between TCI and
         TSAT (Incorporated by reference to Exhibit 10.37 of TSAT's Annual
         Report on Form 10-K for the year ended December 31, 1996 (Commission
         File No. 0-21317)).
 10.43.  Option Agreement dated as of December 4, 1996, between TCI and TSAT
         (Incorporated by reference to Exhibit 10.38 of TSAT's Annual Report on
         Form 10-K for the year ended December 31, 1996 (Commission File No. 0-
         21317)).
 21.     Subsidiaries of the Registrant.
 23.1.   Consent of KPMG Peat Marwick LLP with respect to TSAT.
 23.2.   Consent of Ernst & Young LLP with respect to Time Warner Satellite
         Services Group.
 23.3.   Consent of Deloitte & Touche, LLP with respect to Cox Communications,
         Inc.--Direct Broadcast Satellite Business.
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

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
 EXHIBIT
 NUMBER                               DESCRIPTION
 -------                              -----------
 23.4.   Consent of Deloitte & Touche, LLP with respect to Comcast Satellite
         Communications, Inc. and Comcast DBS, Inc.
 23.5.   Consent of Deloitte & Touche, LLP with respect to MediaOne, Inc.--
         Direct Broadcast Satellite Business.
 23.6.   Consent of KPMG Peat Marwick LLP with respect to PRIMESTAR, Inc
 23.7.   Consent of Price Waterhouse LLP with respect to PRIMESTAR Partners
         L.P.
 23.8.   Consent of Baker & Botts, L.L.P. (Included in Exhibit 5).
 23.9.   Consent of Baker & Botts, L.L.P. (Included in Exhibit 8).
 23.10.  Consent of nominees to the Registrant's Board of Directors.
 23.11.  Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
 24      Powers of Attorney (Included on Page II-12).
 99.1    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
         (Attached as Appendix I to the Proxy Statement/Prospectus included in this Registration Statement).
 99.2    Form of Proxy for Special Meeting of TSAT.
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